Form 20-F
period 2012-12-31
Sibanye Gold Ltd
filed 2013-04-26
CIK 1561694

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-35785

Sibanye Gold Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa

(Jurisdiction of incorporation or organization)

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa

011-27-11-278-9600

(Address of principal executive offices)

With a copy to:

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

Tel: 011-27-11-278-9700

Fax: 011-27-11-278-9863

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares of no par value each American Depositary Shares, each representing four ordinary shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report

1,000 ordinary shares of no par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐    Item 18  ☐

If this is a annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

On February 18, 2013, the board of directors of Gold Fields Limited, or Gold Fields, completed the separation of its wholly-owned subsidiary, Sibanye Gold Limited, or Sibanye Gold (formerly known as GFI Mining South Africa Proprietary Limited, or GFIMSA), into an independent, publicly traded company, or the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, American depositary receipts, or ADRs, or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013, in terms of section 46 of the South African Companies Act No. 71 of 2008, or the Companies Act and section 46 of the South African Income Tax Act, or the Income Tax Act. The board of directors of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE Limited, or JSE, and on the New York Stock Exchange, or NYSE, on February 11, 2013. As of February 18, 2013, or the Spin-off date, Gold Fields and Sibanye Gold were independent, publicly traded companies and with separate public ownership, boards of directors and management.

Notwithstanding the foregoing, one member of the Sibanye Gold board of directors, or the Board, will also sit on the board of directors of Gold Fields. This director is expected to vacate his Sibanye Gold directorship within the 12-month period following his appointment on January 1, 2013. GFIMSA (now Sibanye Gold) was incorporated in South Africa as a wholly-owned subsidiary of Gold Fields on December 12, 2002.

1

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Historical Consolidated Financial Statements

In 2010, as a result of a change in the fiscal year end of our former parent company, Gold Fields, we changed our fiscal year end from June 30 to December 31 beginning in 2011 to align with our peers in the gold mining industry. This annual report contains audited consolidated financial statements of Sibanye Gold as at and for the fiscal year ended December 31, 2012, December 31, 2011 and the fiscal year ended June 30, 2010, or the Audited Consolidated Financial Statements. This annual report also contains the audited consolidated financial statements of Sibanye Gold as at and for the six-month transition period ended December 31, 2010, or the Audited Transition Period Financial Statements, and, together with the Audited Consolidated Financial Statements, the Historical Consolidated Financial Statements. It may not be possible to directly compare the Audited Consolidated Financial Statements directly with the Audited Transition Period Financial Statements, insofar as the Consolidated Financial Statements refer to a completed financial year. Investors are advised to use caution in drawing comparisons between these periods.

See “Operating and Financial Review and Prospects—Comparability of Historical Financial Information”.

Sibanye Gold is a South African company and all of our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand and our annual and interim financial statements will be prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. We also prepare annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars, and descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Sibanye Gold’s financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for fiscal 2012 (Rand 8.57 per $1.00 as of December 31, 2012), except for specific items included within shareholder’s equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operation item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 8.19 per $1.00 for fiscal 2012).

In this annual report, we present the financial items “total cash costs”, “total cash costs per ounce”, “total production costs” and “total production costs per ounce”, which have been determined using industry standards promulgated by the Gold Institute and are non-U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data—Footnote 1”, “Key Information—Selected Historical Consolidated Financial Data—Footnote 2”, “Information on the Company—Glossary of Mining Terms—Total cash cost per ounce” and “Information on the Company—Glossary of Mining Terms—Total production cost per ounce”.

In this annual report, we also present the financial items “operating costs” and “notional cash expenditure”, or NCE. Operating costs and NCE, including operating costs per ounce and NCE per ounce, have been

i

determined by Sibanye Gold on the basis of internally developed definitions and are non-U.S. GAAP measures. We define operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. We define NCE margin as revenue minus NCE, divided by revenue, expressed as a percentage. See “Operating and Financial Review and Prospects—Notional Cash Expenditure”. An investor should not consider these items in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs, NCE and NCE margin as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

The Historical Consolidated Financial Statements have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye Gold and all of its subsidiaries, or the Sibanye Gold Group, which have been consolidated by Gold Fields up to the distribution date of Sibanye Gold. In addition, the Historical Consolidated Financial Information includes historical charges from Gold Fields. The Historical Consolidated Financial Information has been prepared on a historical cost basis, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value, and inventories, which are measured at the lower of cost or market. See “Risk Factors—Risks related to the Spin-off—Sibanye Gold has no history operating as an independent public company”. Sibanye Gold will incur significant expenses to create the corporate infrastructure necessary to operate as an independent public company, and will experience increased ongoing costs in connection with being an independent public company”.

Market Information

This annual report includes industry data about Sibanye Gold’s markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Sibanye Gold and its advisors have not independently verified this data.

In addition, in many cases statements in this annual report regarding the gold mining industry and Sibanye Gold’s position in that industry have been made based on internal surveys, industry forecasts, market research, as well as Sibanye Gold’s own experiences. While these statements are believed by Sibanye Gold to be reliable, they have not been independently verified.

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to “we”, “us” and “our” refer to Sibanye Gold and the Sibanye Gold Group, as applicable.

In this annual report, all references to “fiscal year ending December 2013” are to the fiscal year ending December 31, 2013, all references to “fiscal year ended December 2012” are to the audited fiscal year ended December 31, 2012, all references to “fiscal year ended December 2011” are to the audited fiscal year ended December 31, 2011, all references to “six-month transition period ended December 2010” are to the audited six-month transition period ended December 31, 2010 and all references to “fiscal year ended June 2010” are to the audited fiscal year ended June 30, 2010.

In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to the “United States” and “U.S.” are to the United States of America, its territories and possessions and any state of the United States and the District of Columbia and all references to the “United Kingdom” and “U.K.” are to the United Kingdom of Great Britain and Northern Ireland.

In this annual report, all references to the “DMR” are references to the South African Department of Mineral Resources, the government body responsible for regulating the mining industry in South Africa, or to its predecessor entity, the Department of Minerals and Energy which was split into the Department of Mineral Resources and the Department of Energy in July 2009, as applicable.

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining processes. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms. See “Information on the Company—Glossary of Mining Terms”.

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz”, or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t.” All references to “tons”, “tonnes” or “t” in this annual report are to metric tons. See “Information on the Company—Glossary of Mining Terms” for further information regarding units of measurement used in this annual report and a table providing rates of conversion between different units of measurement.

This annual report contains references to the “lost time injury frequency rate” at each Sibanye Gold operation. The lost time injury frequency rate at each operation includes any injury occurring in the workplace where, at any subsequent time, the injured employee is unable to attend a full shift due to the injury, or Lost Time Injuries.

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$”, “U.S.$” and “U.S. dollars” refer to United States dollars, “U.S. cents” refers to subunits of the U.S. dollar and “A.$” refers to Australian dollars.

Conversion Rates

Certain information in this annual report has been translated into U.S. dollars from Sibanye Gold’s functional currency, the South African Rand. Unless otherwise stated, the conversion rate for these translations is R8.57 per $1.00 which was the closing rate on December 31, 2012. By including the U.S. dollar equivalents, Sibanye Gold is not representing that the Rand amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa;

•	the ability to achieve anticipated cost savings at existing operations;

•	the occurrence of labor disruptions and industrial actions;

•	changes in the market price of gold;

•	the occurrence of hazards associated with underground and surface gold mining;

•	the occurrence of work stoppages related to health and safety incidents;

•	changes in relevant government regulations, particularly environmental, tax, health and safety regulations and potential new legislation affecting mining and mineral rights;

•	our ability to realize the benefits of the Spin-off;

•	unforeseen costs and expenses related to the separation and our operation as an independent entity;

•	the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of our facilities and overall cost of funding;

•	the manner, amount and timing of capital expenditures made by us on existing mines, or other initiatives;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;

•	political or social instability affecting South Africa;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; and

•	the success of exploration and development activities.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

v

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Offer Statistics

Not applicable.

Method and Expected Timetable

Not applicable.

ITEM 3: KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010 and as of December 31, 2012 and 2011 have been derived from Sibanye Gold’s audited consolidated financial statements for those periods and as of those dates and the related notes. See “Operating and Financial Review and Prospects” for additional information. The selected historical consolidated financial data as of December 31, 2010 and June 30, 2010 have been derived from Sibanye Gold’s audited consolidated financial statements as of those dates, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data as of and for each of the two fiscal years ended June 30, 2009 and 2008 is unaudited and has been derived from Gold Fields’ consolidated financial statements as of those dates, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below has been derived from financial statements, as well as Sibanye Gold’s accounting records, which have been prepared in accordance with U.S. GAAP. The other operating data presented has been calculated as described in the footnotes to the table below. Amounts below appear in U.S. dollars unless otherwise noted.

	Fiscal Year ended December,		Six-Month Transition Period Ended December,	Fiscal Year Ended June,
	2012	2011	2010	2010	2009	2008
					(unaudited)
Statement of Operations Data
Revenues	2,021.2	2,301.0	1,073.4	1,808.8	1,627.9	1,777.4
Production costs	(1,327.8)	(1,361.1)	(693.8)	(1,231.3)	(931.3)	(982.3)
Depreciation and amortization	(304.1)	(323.9)	(168.8)	(278.2)	(213.7)	(226.4)
Corporate expenditure (related party)	(8.4)	(6.8)	(10.3)	(25.3)	(18.0)	(20.6)
Employee termination costs	(7.7)	(32.0)	(34.4)	(9.2)	(6.3)	(6.5)
Profit on disposal of property, plant and equipment	0.3	0.6	0.4	0.2	1.4	3.7
Shaft closure costs	—	—	—	—	—	(3.3)
(Increase)/decrease in provision for post-retirement health care costs	(0.3)	(0.1)	0.1	9.2	(3.5)	0.8
Accretion expense on provision for environmental rehabilitation	(14.3)	(13.8)	(5.8)	(10.5)	(7.3)	(8.6)
Interest income	12.9	13.6	8.0	32.6	17.0	15.4
Finance expense	(14.5)	(2.0)	(7.9)	(27.2)	(72.2)	(71.5)
Gain on financial instruments	—	—	—	—	11.7	8.7
South African Equity Empowerment Transactions	—	—	(171.3)	—	—	—
Royalties	(34.4)	(40.1)	(13.2)	(7.6)	—	—
Other expenses	(39.5)	(32.0)	(11.4)	(19.3)	(33.0)	(14.5)
Income/(loss) before tax and share of equity investee’s profits	283.4	503.4	(35.0)	242.2	372.7	472.3
Income and mining tax benefit/(expense)	67.5	(167.5)	3.1	(84.3)	(133.6)	(200.8)
Income/(loss) before share of equity investee’s profits	350.9	335.9	(31.9)	157.9	239.1	271.5
Share of equity investees’ profits	11.4	4.8	3.1	8.4	1.4	4.6
Net income from continuing operations	362.3	340.7	(28.8)	166.3	240.5	276.1
Loss from discontinued operation	—	—	(11.7)	(28.7)	(37.9)	(53.3)
Net income/(loss)	362.3	340.7	(40.5)	137.6	202.6	222.8
Less: Net (loss)/income attributable to non-controlling interests	(0.1)	0.1	0.8	0.8	1.8	1.7
Net income/(loss) attributable to Sibanye Gold shareholder	362.2	340.8	(39.7)	138.4	204.4	224.5
Basic earnings per share attributable to Sibanye Gold shareholder (U.S.$’000)	362	341	(28)	167	269	325
Basic earnings per share from discontinued operation (U.S.$’000)	—	—	(12)	(29)	(42)	(63)
Diluted earnings per share attributable to Sibanye Gold shareholder (U.S.$’000)	362	341	(28)	167	269	325
Diluted earnings per share from discontinued operation (U.S.$’000)	—	—	(12)	(29)	(42)	(63)
Dividend per share (R’000)	731	2,423	20,528	917	1,595	425
Dividend per share (U.S.$’000)	96	336	2,999	121	177	59

	Fiscal Year ended December,		Six-Month Transition Period Ended December,	Fiscal Year Ended June,
	2012	2011	2010	2010	2009	2008
					(unaudited)
Other Operating Data
Total cash costs per equivalent ounce of gold produced (U.S.$)(1)	1,088	965	868	730	490	442
Total production costs per equivalent ounce of gold produced (U.S.$)(2)	1,364	1,212	1,087	913	614	552
Notional cash expenditure per equivalent ounce of gold produced ($)(3)	1,404	1,243	1,131	985	667	620

Notes:

(1)	Sibanye Gold has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative expenses (including head office costs performance, as well as changes in the currency exchange rate between the Rand compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Sibanye Gold’s operational performance against that of its peer group, both for Sibanye Gold as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. See “Presentation of Financial and Other Information” and “ Information on the Company—Glossary of Mining Terms—Total cash costs per ounce”. For a reconciliation of Sibanye Gold’s production costs to its total cash costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects-Results of Operations—Six-Month Transition Period ended December 2010—Costs and Expenses”.
(2)

Sibanye Gold has calculated total production costs per ounce by dividing total production costs, as determined using the guidance provided by the Gold Institute, by gold ounces sold for all periods presented. Total production costs, as defined by the Gold Institute industry guidance, are total cash costs, as calculated using the Gold Institute guidance, plus amortization, depreciation and rehabilitation costs. Changes in total production costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand compared with the U.S. dollar. Total production costs per ounce is a non-U.S. GAAP measure. Management, however, believes that total production costs per ounce provides a measure for comparing Sibanye Gold’s operational performance against that of its peer group, both for Sibanye Gold as a whole and for its individual operations. An investor should not consider total production costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. See “Presentation of Financial and Other Information” and “Information on the Company—Glossary of Mining Terms—Total production costs per ounce”. For a reconciliation of Sibanye Gold’s production costs to its total production costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years

Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Transition Period Ended December 2010—Costs and Expenses”.
(3)	Sibanye Gold defines NCE as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation. Sibanye Gold reports NCE on a per equivalent ounce basis. For a description of NCE and a reconciliation of Sibanye Gold’s NCE to its production costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

	As at December 31,			As at June 30,
	2012	2011	2010	2010	2009	2008
					(unaudited)
	(U.S.$ millions, unless otherwise stated)
Balance Sheet Data
Cash and cash equivalents	34.0	44.6	153.5	116.7	99.5	23.5
Receivables	65.2	65.3	95.7	111.8	110.3	82.0
Related party receivables	64.0	74.1	85.6	54.6	25.5	3.3
Inventories—consumables	40.7	31.0	29.8	29.9	17.7	24.3
Deferred income and mining tax(1)	13.2	11.5	15.5	15.7	28.8	41.8

Total current assets	217.1	226.5	380.1	328.7	281.8	174.9

Property, plant and equipment, net	2,067.2	2,090.2	2,426.9	4,235.0	3,733.4	3,560.1
Goodwill	—	—	—	1,154.9	1,084.7	1,092.8
Non-current investments	178.2	164.8	169.0	145.3	113.0	98.8

Total assets	2,462.5	2,481.5	2,976.0	5,863.9	5,212.9	4,926.6

Accounts payable and provisions	206.4	210.3	247.2	303.3	279.7	239.4
Related party payables	2,000.7	2,653.1	3,397.9	3,373.9	2,503.0	2,384.4
Bank overdraft	—	—	—	0.6	0.1	2.7
Interest payable	—	—	0.4	—	—	27.3
Royalties, income and mining taxes payable	11.3	90.3	39.6	7.3	61.7	81.0
Short-term loans and current portion of long-term loans	—	—	—	—	136.5	699.9

Total current liabilities	2,218.4	2,953.7	3,685.1	3,685.1	2,981.0	3,434.7

Long-term loans	492.5	—	—	—	272.5	140.8
Deferred income and mining taxes(1)	556.1	710.1	776.2	735.9	649.3	610.5
Provision for environmental rehabilitation	158.6	140.8	149.2	131.4	116.9	95.9
Provision for post-retirement health care costs	2.1	2.1	2.6	2.8	11.4	7.9

Total liabilities	3,427.7	3,806.7	4,613.8	4,556.0	4,031.7	4,307.0

Share capital	—	—	—	—	—	—
Additional paid-in capital	138.0	105.8	72.8	479.6	446.4	13.4
Accumulated (loss)/retained earnings	(1,443.7)	(1,710.4)	(1,715.6)	704.0	686.6	659.3
Accumulated other comprehensive income/(loss)	341.0	281.4	9.1	114.5	36.9	(49.6)

Company shareholder’s (deficit)/equity	(964.7)	(1,323.2)	(1,633.7)	1,298.1	1,169.9	623.1
Non-controlling interests	(0.5)	(2.0)	(3.4)	10.6	11.9	13.7

Total equity	(965.2)	(1,325.2)	(1,637.1)	1,308.7	1,181.8	636.8

Total liabilities and shareholder’s equity	2,462.5	2,481.5	2,976.0	5,863.9	5,212.9	4,926.6

	As at December 31,			As at June 30,
	2012	2011	2010	2010	2009	2008
					(unaudited)
Other Financial Data
Net (liabilities)/assets	(965.2)	(1,325.2)	(1,637.1)	1,308.7	1,181.8	636.8

Notes:

(1)	Current deferred income and mining tax assets as of December 31, 2011 and 2010, and June 30, 2010, 2009 and 2008 have been reclassified from non-current deferred income and mining liabilities to conform to the presentation as of December 31, 2012. Management does not believe this reclassification materially impacts the financial statements of those respective periods.

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. dollars, expressed in Rand per $1.00. For periods prior to December 31, 2008, the following tables express the exchange rates in terms of the noon buying rate in New York City for cable transfers in Rand as certified for customs purposes by the Federal Reserve Bank of New York. As of December 31, 2008, the Federal Reserve Bank ceased publication of the noon buying rate, and, as such, the exchange rates for the fiscal year ended June 2009 are sourced from I-Net Bridge, being the closing rate at period end.

Year ended	Average
June 30, 2008	7.27	(1)
June 30, 2009	9.01	(2)
June 30, 2010	7.58	(2)
December 31, 2011	7.22	(2)
December 31, 2012	8.19	(2)
Through April 19, 2013	8.97	(2)

Notes:

(1)	The average of the noon buying rates on the last day of each full month during the relevant period as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

Month ended	High	Low
October 31, 2012	8.89	8.36
November 30, 2012	8.97	8.63
December 31, 2012	8.87	8.40
January 31, 2013	9.09	8.45
February 28, 2013	9.03	8.78
March 31, 2013	9.33	9.06

The closing rate for the Rand on April 19, 2013, as reported by I-Net Bridge, was R9.22 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the ADRs on the NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADRs on the conversion of any dividends paid in Rand on the ordinary shares.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on our business, financial condition or results of operations, resulting in a decline in the trading price of Sibanye Gold’s ordinary shares or ADRs. The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.

Risks related to Sibanye Gold’s business

Changes in the market price for gold, which in the past have fluctuated widely, affect the profitability of Sibanye Gold’s operations and the cash flows generated by those operations.

Virtually all of Sibanye Gold’s revenues are derived from the sale of gold. Sibanye Gold also derives an immaterial amount of revenue from the sale of silver, representing, for example, 0.25% of revenue during the fiscal year ended December 2012. Sibanye Gold generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. Since Sibanye Gold does not generally use commodity or derivative instruments, it will generally be unprotected against declines in the gold price, which could lead to reduced revenue in respect of gold production that is not hedged. See “Quantitative and Qualitative Disclosures about Market Risk”. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Sibanye Gold has no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	demand for gold from relatively new emerging markets, particularly Brazil, Russia, India and China, and the emerging middle class in these markets;

•	actual, expected or rumored purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	demand for exchange traded funds, or ETFs, which replicate the exact performance of gold;

•	demand for gold for investment purposes;

•	investor confidence in gold and the gold business;

•	speculative trading activities in gold;

•	the overall level of forward sales by other gold producers;

•	the overall level and cost of production by other gold producers;

•	international or regional political and economic events or trends;

•	the strength or weakness of the U.S. dollar (the currency in which gold prices generally are quoted) and of other currencies;

•	financial market expectations regarding the rate of inflation; and

•	interest rates.

While the aggregate effect of these factors is impossible for Sibanye Gold to predict, if gold prices fall below the amount it costs Sibanye Gold to produce gold and remain at such levels for any sustained period, it may experience losses and may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. In addition, Sibanye Gold might not be able to recover any losses it may incur during, or after, such periods.

In addition, current demand for, and supply of, gold does not necessarily affect the price of gold in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Pursuant to a gold sales agreement entered into by 15 European central banks, individual banks may sell up to 400 tons of gold per year, effective through September 2014. However, the effect on the market of these or any other gold sales is unclear.

Due to the credit crisis in the Eurozone countries and other factors, the market price of gold has been at historically high levels recently, and has experienced significant volatility. See “Operating and Financial Review and Prospects—Overview—Revenues”. A sustained period of significant gold price volatility may adversely affect Sibanye Gold’s ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

Sibanye Gold’s mineral reserves are estimates based on a number of assumptions, any changes to which may require Sibanye Gold to lower its estimated mineral reserves.

The mineral reserves stated in this annual report represent the amount of gold that we estimated, as of December 31, 2012, could be mined, processed and sold at prices at least sufficient to recover Sibanye Gold’s estimated future total costs of production, remaining investment and anticipated additional capital expenditures, along with comparative figures for the mineral reserves as of December 31, 2011. Ore reserves are estimates based on assumptions regarding, among other things, Sibanye Gold’s costs, expenditures, prices and exchange rates and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond our control.

In the event that we revise any of our assumptions that underlie our mineral reserves reporting in an adverse manner, Sibanye Gold may need to revise its mineral reserves downwards. In particular, if Sibanye Gold’s production costs (especially labor costs and electricity) or capital expenditures increase, if gold prices decrease or if the Rand strengthens against the U.S. dollar, a portion of Sibanye Gold’s mineral reserves may become uneconomical to recover, forcing Sibanye Gold to lower its estimated reserves. See “Information on the Company—Reserves of Sibanye Gold as of December 31, 2012”.

Sibanye Gold’s operations and profits have been and may be negatively affected by strikes, union activity and new and existing labor laws.

There has been an increase in union activity in South Africa and, in recent years, there have been new labor laws introduced or amendments to existing labor laws that impose additional obligations on Sibanye Gold or grant additional rights to workers, thereby increasing compliance and other costs. These developments have had a material adverse impact on our operations, production and financial performance. The occurrence of any such events in the future could have further negative impacts upon Sibanye Gold and its financial performance and condition.

Greater union activity, including the entry of rival unions, has resulted in more frequent industrial disputes, including violent protests and clashes with police authorities, and has impacted labor negotiations in the industry. In particular, during the second half of the fiscal year ended December 2012, a number of unions in the mining industry threatened to or have gone on strike for various reasons, including the renegotiation of wage agreements. These strikes impacted each of Sibanye Gold’s operations and caused work stoppages and significant production losses. As a result, on September 27, 2012, South Africa’s sovereign debt credit rating, along with the credit ratings of a number of the country’s leading mining companies, was downgraded.

For example, during August, September and October 2012, approximately 29,000 of Sibanye Gold’s employees (out of nearly 36,000 employees) engaged in work stoppages. Work stoppages occurred at the KDC West mine from September 9, 2012 to October 18, 2012. At the KDC East mine, work stoppages occurred from

August 29, 2012 to September 5, 2012 and again from October 14, 2012 to October 23, 2012, when 8,100 workers were dismissed for failing to return to work, with 7,600 appealing that dismissal. After an appeal process, a majority of the employees returned to work on November 6, 2012. At the Beatrix mine, work stoppages occurred from September 21, 2012 to October 18, 2012. Workers at Beatrix West went on strike on September 21, 2012 and workers at Beatrix North and South went on strike on September 24, 2012. On October 17, 2012, the strike at Beatrix North and South ended. On October 18, 2012, the strike at Beatrix West ended. In each case, these work stoppages continued despite the Chamber of Mines negotiating a settlement with three labor unions, the National Union of Mineworkers, or NUM, Solidarity and UASA, formerly known as the United Association of South Africa, which the striking employees rejected. Sibanye Gold has continued to engage with the relevant unions and has communicated with its employees in an attempt to resolve the work stoppages.

Sibanye Gold estimated that, as a result of these work stoppages, the losses for the fiscal year ended December 2012 were approximately 145,000 ounces of gold production and R2.1 billion of revenue. These estimated losses, however, were partially offset by approximately R0.3 billion saved in wages, electricity, consumables and other costs not paid.

Negotiations with the South African mining unions in 2011 resulted in above-inflation wage increases between 8.0% to 10.0%, depending upon the category of employee. Such negotiations, historically, have occurred every two years. However, the recent labor unrest has resulted in South African mining industry participants undergoing negotiations with workers and labor unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of the gold mining companies in South Africa, including Sibanye Gold (through its former parent company, Gold Fields). Through the Chamber of Mines, Sibanye Gold (through Gold Fields), agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5%, or R150 million, per annum relating to changes to job grades and entry-level wages. In addition, the gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations scheduled for 2013. Despite the fact that returning employees will receive the benefit of the settlement proposal referred to above, Sibanye Gold’s employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions. Negotiations with the South African mining unions generally take place every two years, and, in light of the recent labor unrest, we expect that the negotiations in 2013 may be difficult and may be accompanied by further strikes, work stoppages or other labor actions. Further, Sibanye Gold has entered a consultation process with the labor unions and the Department of Mineral Resources, or the DMR, to consider available options, including retrenchments at Beatrix following a fire at Beatrix No. 4 Shaft during February 2013 that has caused the West Section to be inaccessible, at current estimates, until June 2014 at the earliest.

In the event that Sibanye Gold experiences further strikes or work stoppages, delays, go-slow actions, sabotage, vandalism or other damage to operations, lower productivity levels than envisaged, other industrial relations-related interruptions at any of its operations or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, particularly since mining conditions can deteriorate during extended periods without production and Sibanye Gold will not re-commence mining until health and safety conditions are considered appropriate to do so.

Further, during the second half of the fiscal year ended December 2012, labor actions in several other South African industries have also occurred, including in the transportation industry, the coal industry (which supplies the South African electricity utility) and the platinum industry. Such labor actions have the potential to impact on Sibanye Gold’s business by influencing its own labor negotiations and by curtailing the supply of necessary inputs. Increased costs related to labor actions in other industries or shortages of production inputs caused by such actions may have a material adverse effect on Sibanye Gold’s production levels, business, results of operations and financial condition.

Sibanye Gold may also be affected by certain labor laws that impose obligations regarding worker rights. For example, laws in South Africa impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies. Existing labor laws and any new or amended labor laws may increase Sibanye Gold’s labor costs and have a material adverse effect on Sibanye Gold’s business, operating results and financial condition.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to regulatory penalties, loss of licenses or permits and loss of reputation.

Sibanye Gold’s governance and compliance processes may not prevent potential breaches of law or accounting or other governance practices. Sibanye Gold’s operating codes, among other standards and guidance may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements. Any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation or the U.S. Foreign Corrupt Practices Act of 1977, may lead to regulatory and civil fines, litigation, public and private censure, and loss of operating licenses or permits and may damage Sibanye Gold’s reputation, any of which could have a material adverse effect on Sibanye Gold’s business, financial condition and results of operations.

Due to the nature of mining and the type of gold mines we operate, we face a material risk of liability, delays, mine stoppages and increased production costs from environmental and industrial accidents and pollution.

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. In particular, hazards associated with our mining operations include:

•	rock bursts;

•	seismic events;

•	extreme ambient operating temperature;

•	surface or underground fires and explosions, including those caused by flammable gas or in connection with blasting;

•	cave-ins, wall collapse or gravity falls of ground, including collapses of rock dumps or tailings dams;

•	discharges of gases and toxic substances;

•	releases of radioactivity;

•	flooding;

•	electrocution;

•	falling from height;

•	accidents related to the presence of mobile machinery, including locomotives, shaft conveyances, and elevators;

•	ground and surface water pollution;

•	production disruption due to weather;

•	human error;

•	sinkhole formation and ground subsidence; and

•	other accidents and conditions resulting from drilling, blasting and removing and processing material.

We are at risk of experiencing any and all of these environmental or other industrial hazards and we are more susceptible than other mining operations to certain of these risks due to mining at deep levels. The occurrence of any of these hazards could delay or halt production, increase production costs and result in our liability.

Ageing infrastructure may cause breakdowns and unplanned stoppages, which may result in production delays, increased costs and industrial accidents.

Deep level gold mining shafts and processing plants are usually designed with a lifespan of 25 to 30 years. Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and services such as high voltage electric cables, air, backfill and water pipe columns and communication cables. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required to maintain it.

Nearly all of our operating shafts and processing plants are more than 30 years old. Although we have a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on our results of operations and financial position.

Because our operations are concentrated in a few locations, disruptions in these locations could have a material adverse impact on its business operations.

Our headquarters and all of our operations are located in the northern and southern margins of the Witwatersrand Basin in South Africa. The KDC operation is located in the Gauteng Province of South Africa, 60 kilometers southwest of Johannesburg, and the Beatrix operation is located in the Free State Province of South Africa, 240 kilometers southwest of Johannesburg. Our results of operations have been and are expected to continue to depend upon the reserves and production of our KDC and Beatrix operations.

As a result, due to the geographic concentration of these operations, any adverse economic, political or social conditions affecting this region, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye Gold’s business, financial condition and results of operations. See “Risk Factors—Risks related to South Africa”.

Our business is subject to high fixed costs which may impact its profitability.

The South African gold mining industry is labor intensive and is characterized by high fixed costs and by revenues that can fluctuate more, and more rapidly, than its cost drivers. The majority of operating costs of each mine do not vary significantly with amount of production and, therefore, a relatively small change in productivity could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on Sibanye Gold’s growth or financial performance.

Labor has historically accounted for approximately half of our total operating expenses on an annual basis. A large proportion of other costs required to run the mines, including power, ventilation and cooling, are extremely difficult to reduce in a short period. Further, many of the costs described above continue to be incurred during strikes and work stoppages. Increases in fixed costs such as labor costs or electricity costs may cause marginal shafts or other areas at our operations to become uneconomical to mine. If this were to occur, it could reduce the amount of reserves declared by us and could have a material adverse effect on our business, operating results and financial condition. See “Operating and Financial Review and Prospects—Costs”.

If we lose senior management or are unable to hire and retain sufficient technically skilled employees, our business may be materially adversely affected.

Our ability to operate or expand effectively depends largely on the experience, skills and performance of our senior management team and technically skilled employees. However, the mining industry in South Africa, including Sibanye Gold, continues to experience a shortage of qualified senior management and technically skilled employees. We cannot be certain that the services of our senior management and a sufficient number of our technically skilled employees will continue to be available to us. Any senior management departures, unavailability (due to death, injury, illness or other reasons) or technically skilled worker shortages could adversely affect our operational efficiency and production levels.

We may be unable to hire or retain appropriate technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than we currently intend in order to do so. For instance, the production of gold in South African deep level mines relies heavily upon rock drill operators and other operators of heavy machinery in underground conditions, and it is difficult to attract new entrants into these occupations. If we are unable to hire and retain appropriate management and technically skilled personnel, or if there are not sufficient succession plans in place, this could have a material adverse effect on our business (including production levels), results of operations and financial position.

Because gold is generally sold in U.S. dollars, while virtually all of Sibanye Gold’s production costs are in Rand, Sibanye Gold’s operating results and financial condition will be materially harmed if there is a material appreciation in the value of the Rand.

Gold is sold throughout the world principally in U.S. dollars, but virtually all of Sibanye Gold’s costs of production are incurred in Rand. As a result, any significant and sustained appreciation of the Rand against the U.S. dollar may materially increase our costs in U.S. dollar terms, which could materially adversely affect our operating results and financial condition. In the fiscal year ended December 2011, movements in the U.S. dollar/Rand exchange rate impacted on Sibanye Gold’s results of operations as the Rand strengthened 1.1% against the U.S. dollar from an average of 7.30 in the fiscal year ended December 2010 to 7.22 in the fiscal year ended December 2011. In the fiscal year ended December 2012, movements in the U.S. dollar/Rand exchange rate had a significant impact on Sibanye Gold’s results of operations as the Rand depreciated 13.4% against the U.S. dollar, from an average of 7.22 in the fiscal year ended December 2011 to 8.19 in the fiscal year ended December 2012.

Conversely, inflation in South Africa could increase the prices Sibanye Gold pays for products and services, including wages for its employees and power costs, which, if not offset by increased gold prices or currency devaluations, could have a material adverse effect on Sibanye Gold’s financial condition and results of operations.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye Gold’s operations and profits.

Sibanye Gold’s results of operations are affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel, cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials would require us to find acceptable substitute suppliers and could require us to pay higher prices for such materials. Any significant increase in the prices of these materials will increase Sibanye Gold’s operating costs and affect production considerations.

Power stoppages, fluctuations and usage constraints may force Sibanye Gold to halt or curtail operations.

In 2008, South Africa experienced disruptions in electrical power supply that impacted Sibanye Gold’s operations. The Department of Energy is in the process of developing a power conservation program, including rules regarding baseline adjustments and load growth. However, there can be no assurance that this conservation program will ensure that there is sufficient electricity available for Sibanye Gold to run its operations at full capacity or at all. In October 2012, the South African state utility Eskom Limited, or Eskom, announced that its forecasted electricity sales for the financial year ended March 31, 2013 would be 2.5% lower than the previous year, but still warned that it may face constraints on the supply of power until the first units of its new power station come online by mid-2014, but still warned that it may face constraints on the supply of power over the next two years. Further, while the labor unrest in the second half of the fiscal year ended December 2012 reduced electricity demand, Eskom announced that it experienced a disruption in the supply of coal used to generate electricity due to other labor unrest in South Africa. Any disruption or decrease in the electrical power supply available to Sibanye Gold’s operations could have a material adverse effect on its business, operating results and financial condition.

Sibanye Gold’s insurance coverage may prove inadequate to satisfy potential claims.

Sibanye Gold has an insurance program, however, it may become subject to liability for pollution, occupational illnesses or other hazards against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Sibanye Gold’s existing property and liability insurance contains exclusions and limitations on coverage. Should Sibanye Gold suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye Gold’s insurance coverage may not cover the extent of claims against it, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses or pollution or any cross-claims made.

Theft of gold and production inputs and illegal mining occur on some of Sibanye Gold’s properties. These activities are difficult to control, can disrupt business and can expose Sibanye Gold to liability.

Sibanye Gold’s properties have experienced illegal and artisanal mining activities and theft of gold bearing materials (which may be by employees or third parties). The activities of the illegal miners could cause pollution or other damage to Sibanye Gold’s properties, including underground fires, or personal injury or death, for which Sibanye Gold could potentially be held responsible. An increase in illegal or artisanal mining activities could result in depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. An increase in the theft of gold or any inputs required for the production of gold may reduce the amount of gold that Sibanye Gold is able to recover from its operations. Rising gold prices may increase the likelihood of such thefts occurring. Illegal mining and theft could also result in lost gold reserves and mine stoppages, cause Sibanye Gold to incur fines or other costs and have a material adverse effect on Sibanye Gold’s financial condition or results of operations.

To the extent that Sibanye Gold seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.

We may selectively pursue opportunities to leverage processing capacity and infrastructure at our existing mines and processing hubs. Such opportunities may take the form of the acquisition of other companies, development projects or assets, or through joint ventures. Any such acquisition or joint venture may change the scale of Sibanye Gold’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example:

•	there may be a significant change in commodity prices after Sibanye Gold has committed to complete a transaction and established a purchase price or share exchange ratio;

•	a material ore body may not meet expectations;

•

Sibanye Gold may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls;

•	the integration may disrupt Sibanye Gold’s ongoing business and its relationships with employees (who may be subject to consolidation), suppliers and contractors;

•	an acquisition may divert management’s attention from Sibanye Gold’s day-to-day business;

•	the acquired business may have undetected liabilities which may be significant; and

•

in addition, to the extent Sibanye Gold participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

There can be no assurance that any acquisition or joint venture will achieve the results intended. Any problems experienced by Sibanye Gold in connection with an acquisition or joint venture as a result of one or more of these or other factors could have a material adverse effect on Sibanye Gold’s business, operating results and financial condition.

To the extent that Sibanye Gold seeks to expand its current mining operations, it may experience problems associated with mineral exploration or developing mining projects.

In order to expand its operations and reserve base, Sibanye Gold may investigate the exploitation of mineralization below the current mining levels at KDC and the incremental expansion of its operations at Beatrix. Such projects involve many risks and are frequently unsuccessful. Any such program entails risks relating to the location of economic ore bodies, the development of appropriate extractive processes, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site. Sibanye Gold’s efforts may not result in an increase of its reserves. It can take a number of years and substantial expenditures for such expansions to provide a return on investment, during which time the economic feasibility of production may change. Furthermore, significant capital investment is required to achieve commercial production from such efforts. There is no assurance that Sibanye Gold will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the properties in which it has or may acquire an interest. In addition, to the extent Sibanye Gold participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

Sibanye Gold relies on information technology and communications systems, the failure of which could significantly impact its operations and business.

Sibanye Gold relies on its information technology and communications systems, in particular its SAP, payroll and time and attendance applications. Sibanye Gold’s information technology and communications systems could be exposed to, among other things, damage or interruption from telecommunications failure, unauthorized entry and malicious computer code, fire, natural disaster, power loss, industrial action and human error. While it has offsite backup systems in place, the occurrence of any of the above may also disrupt Sibanye Gold’s information technology and communications systems and may lead to important data (including geophysical and geological data) being irretrievably lost or damaged. Such damage or interruption may adversely affect Sibanye Gold’s business, prospects and results of operations.

Sibanye Gold’s results of operations may be adversely impacted if it becomes obligated to make payments under certain guarantees it has provided on notes issued by Gold Fields Orogen Holding (BVI) Limited.

On September 30, 2010, Gold Fields Orogen Holding (BVI) Limited, or Orogen, a subsidiary of Gold Fields, announced the issue of $1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes, issued on October 7, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, Sibanye Gold, Gold Fields Operations Limited, or GFO, and Gold Fields

Holdings Company (BVI) Limited, or GHO, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other existing and future unsubordinated and unsecured obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye Gold will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye Gold may become liable for the full amount of Orogen’s outstanding obligations.

Each of Gold Fields and the other Guarantors have entered into an indemnity agreement, or the Indemnity Agreement, in favor of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. Despite this indemnification, if Sibanye Gold is not released as a Guarantor of the Notes, it may be difficult for Sibanye Gold to obtain financing on commercially acceptable terms, or at all. Further, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye Gold for all or part of its guarantee, this will have a material adverse effect on Sibanye Gold’s operations and financial performance. See “Additional Information—Material Contracts—U.S.$1 billion Notes Issue Due 2020”. Among other things, if Sibanye Gold is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye Gold’s other financing facilities. Any such event or breach may have a material adverse effect on Sibanye Gold’s results of operations and financial condition.

Further, market conditions may negatively impact Sibanye Gold’s ability to obtain financing for amounts it becomes required to pay under its obligations as guarantor, as well as the rate of interest required to finance these amounts.

Risks related to South Africa

Sibanye Gold is subject to the imposition of various cost imposts, such as mining taxes or royalties, which may have a material adverse effect on Sibanye Gold’s operations and profits.

In recent years, governments (local and national), communities, non-governmental organizations and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties.

In South Africa, the African National Congress, or the ANC, has adopted a recommendation which, among other things, proposed greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and increasing the South African government’s holdings in mining companies. In June 2012, the recommendation was discussed at the national policy conference of the ANC. The conference recommended that the South African government take a more active role in the mining sector, including through the strengthening of a state mining company to be involved in new projects either through partnerships or individually. The policy conference’s recommendations were adopted as ANC policy during the national conference of the ANC held in December 2012.

The adopted policy may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Sibanye Gold, any of which could have a material adverse effect on Sibanye Gold’s business, operating results and financial condition.

Economic, political or social instability affecting South Africa may have a material adverse effect on Sibanye Gold’s operations and profits.

All of Sibanye Gold’s production is in South Africa. As a result, changes or instability affecting the economic, political or social environment in South Africa could affect an investment in Sibanye Gold.

As noted above, the South African mining industry, including Sibanye Gold, was the target of large-scale labor strikes in the fiscal year ended December 2012. Labor unrest has increased in the South African mining industry and the entry of rival unions has contributed to increased violence and greater frequency of unrest.

Sibanye Gold may be subject to actions by labor groups or other interested parties who object to perceived or actual conditions and policies at its mines or to perceived or actual environmental impact of such mines. Such action may also be influenced by political forces within South Africa. Additionally, the proliferation of social media and other internet technologies may contribute to negative publicity relating to any actual or perceived environmental, labor or other issues at Sibanye Gold’s operations. These actions may delay or halt production, increase production costs, result in liability, lead to greater costs or may create negative publicity related to Sibanye Gold. Additionally, these actions, and especially those related to labor groups and work stoppages, can lead to a loss of investor confidence in the South African gold industry in general, which may restrict Sibanye Gold’s access to international financing and could have a material adverse effect on Sibanye Gold’s business, operating results and financial condition.

For example, in the second half of 2012, South Africa’s sovereign credit rating was lowered by certain rating agencies, resulting in higher interest rates for South Africa’s sovereign debt, which may in turn adversely affect South Africa’s economy. The credit ratings of a number of the country’s leading mining companies were also downgraded. This may adversely affect Sibanye Gold and other South African companies in various ways, including by causing a potential downgrade of such companies’ credit ratings. This could lead to increased borrowing costs for Sibanye Gold and a diminished ability to raise capital from the international debt markets in the future.

In recent years, South Africa has continued to experience high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Sibanye Gold may have difficulty attracting and retaining qualified local employees. There has also been regional, political and economic instability in certain countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Sibanye Gold’s ability to manage and operate its South African operations.

Numerous public statements have also been made about the nationalization of South African mines by labor unions and political groups in South Africa. While the official policy of the South African government and the ANC, which was confirmed at the ANC conference that took place during December 2012, is not to nationalize mines, these comments and any other potential threats of nationalization may negatively affect the perceived value of Sibanye Gold’s property and investors’ perceptions of South Africa. It remains unclear what effect the policies adopted at this conference will have on the South African gold mining industry or on Sibanye Gold specifically. Any threat of, or actual proceeding to, nationalize any of Sibanye Gold’s assets could halt or curtail operations, resulting in a material adverse effect on Sibanye Gold’s business, operating results and financial condition and could cause the value of Sibanye Gold’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

Power cost increases may adversely affect Sibanye Gold’s results of operations.

Sibanye Gold’s mining operations depend upon electrical power generated by the state utility provider, Eskom. See “Operating and Financial Review and Prospects—Overview—Costs”. Eskom holds a monopoly on power supply in the South African market. In calendar year 2009, Eskom applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. However, in April 2012, Eskom implemented an average tariff increase of 16%. On February 28, 2013, NERSA announced that it had approved an 8% per annum average increase in the electricity tariff over the next five year period but such average increases for the mining and industrial sectors may be greater. Eskom announced its intention to institute an average annual tariff increase of 8.0% and 9.6% for industrial users for the five-year period starting April 1, 2013. Therefore, we expect further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program. Should Sibanye Gold experience further power tariff increases, its results of operations may be adversely impacted.

Sibanye Gold’s financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations, or the Exchange Control Regulations, restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area, or the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Sibanye Gold’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye Gold’s financial and strategic flexibility, particularly its ability to raise funds outside South Africa. See “Information on the Company—Environmental and Regulatory Matters—Exchange Controls”.

Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Sibanye Gold’s operations.

Energy is a significant input to Sibanye Gold’s mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, natural gas and coal. There is a substantial weight of scientific evidence concluding that carbon emissions from fossil fuel-based energy consumption contribute to global warming, greenhouse effects and climate change.

A number of governments, including the United Nations Framework Convention on Climate Change and the Kyoto Protocol, have introduced or are contemplating regulatory changes in response to the potential impact of climate change that may restrict emissions of greenhouse gases.

The South African government is considering the introduction of a carbon tax with effect from January 1, 2015 to reduce greenhouse gas emissions. The South African 2012 Budget review indicated that the proposed carbon tax will be R120 per ton of carbon dioxide equivalent, or CO2 emitted above certain thresholds. The tax rate will increase by 10% a year, reaching R210 per ton of CO2 by 2020. However, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until 2020 along with certain “offsets” of 5% or 10% of tax liability, a carbon intensity correction based on industry benchmarks and a correction for international trade exposure of 5% or 10% of tax liability, which together may allow for a cumulative reprieve from tax liability of up to 90%. The 60% discount and the associated tax reprieves will be scaled back gradually from 2020 until 2050 and may be replaced by absolute emissions thresholds thereafter. If the proposed carbon tax had been in effect in the fiscal year ended December 2012 (as proposed), management estimates this would have introduced an additional cost of R37.5 million. The 2013 Budget Review indicated that an updated policy paper would be published by March 31, 2013 for further comment and consultation; however, as of the date of this annual report, the policy paper had not been published. See “Information on the Company—Environmental and Regulatory Matters—Environmental.”

From a medium and long-term perspective, Sibanye Gold is likely to see an increase in costs relating to its energy-intensive assets and assets that emit significant amounts of greenhouse gases as a result of regulatory initiatives in South Africa. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Sibanye Gold’s operations directly or the cost of doing business, for example by increasing the costs of its suppliers or customers. These costs may include, among others, emission measurement and reduction, audit processes and human resource costs. Non-compliance with statutory initiatives may result in monetary liabilities. Insurance premiums may increase and Sibanye Gold’s position relative to industry competitors may change. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in South Africa.

Furthermore, the potential physical impacts of climate change on Sibanye Gold’s operations are highly uncertain. They may include changes in rainfall patterns and intensities, water shortages, extreme weather conditions and changing temperatures. Flooding could disrupt mining, processing and transportation, and result in increased health and safety risks. Extreme weather conditions may negatively impact Sibanye Gold’s workforce. These effects may adversely impact the cost, production and financial performance of Sibanye Gold’s operations.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to Sibanye Gold in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Sibanye Gold in terms of potentially reduced productivity and increased medical and other costs. Management has recently estimated that approximately 18% of Sibanye Gold’s workforce is infected with HIV. Increasingly, we are seeing an adverse impact of HIV/AIDS on our affected employees similar to that experienced by other companies in the South African mining sector, evidenced by increased absenteeism and reduced productivity. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly at the end stages, and cause additional healthcare-related costs. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. HIV/AIDS remains an important focus for Sibanye Gold, and it will continue its extensive intervention campaigns. However, the potential impact of HIV/AIDS on Sibanye Gold’s operations and financial condition is significant. Factors influencing the impact of HIV/AIDS include the incidence of HIV infection among Sibanye Gold’s employees and the surrounding community, the impact on employees’ productivity, treatment costs and other costs. Most of these factors are beyond Sibanye Gold’s control. See “Directors, Senior Management and Employees—Employees—Health and Safety—HIV/AIDS Program”.

Additionally, the spread of contagious diseases such as respiratory diseases, including seasonal flu and latent epidemics like avian, swine flu and severe acute respiratory syndrom (SARS), are exacerbated by communal housing and close quarters. Although Sibanye Gold is in the process of improving housing facilities at its mines, the spread of such diseases could impact employees’ productivity, treatment costs and therefore operational costs.

Sibanye Gold’s operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens, and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Sibanye Gold’s operations are subject to various environmental laws and regulations, including, for example, those relating to waste treatment and disposal, emissions and water management. Further, Sibanye Gold must comply with permits or standards governing, among other things, land rehabilitation, tailings and waste disposal areas, water consumption, air emissions, water discharges, naturally occurring radioactive material, transportation of ore or hazardous substances, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labor standards and mine safety and occupational health. For example, in South Africa, Sibanye Gold is required to secure estimated environmental rehabilitation costs for rehabilitation of a mine during and particularly after the mine has been closed in terms of the Mineral and Petroleum Resources Development Act No. 28 of 2002, or the MPRDA. Sibanye Gold may in the future incur significant costs to comply with South African environmental requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. Sibanye Gold may also be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa’s Constitution or other sources of environmental rights. These costs could have a material adverse effect on Sibanye Gold’s business, operating results and financial condition. See “Information on the Company—Environmental and Regulatory Matters—Environmental”.

Sibanye Gold’s operations are also subject to various South African health and safety laws and regulations that impose various duties on Sibanye Gold’s mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Under these health and safety laws and regulations, Sibanye Gold may also be subject to prosecution for industrial accidents as well as significant penalties and fines for non-compliance. Any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Sibanye Gold to incur further significant costs.

Further, certain targets were set by the Mine Health and Safety Council, or the MHSC, a body consisting of representatives from the government, mining companies and unions, for the reduction of accidents, noise and silicosis to be achieved by 2013. If a mine fails to achieve these targets, or it is found to be in excess of noise or silicosis limits generally, the Mine Health and Safety Inspectorate, or the MHSI, could potentially order that operations be halted at any time due to overexposure of employees to unsafe or unhealthy working conditions. We expect that the MHSC targets related to the reduction of accidents, noise and silicosis will be revised to tighten these standards over the next several years.

The principal health risks associated with Sibanye Gold’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye Gold’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. The Occupational Diseases in Mines and Works Act, No. 78 of 1973, or ODMWA, governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under the ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case-by-case basis, it is nevertheless possible that such a ruling could expose Sibanye Gold to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of a class action or similar group action. Although community exposure tends to be lower than occupational exposure, such actions may also arise in connection with the incidence of such diseases in communities proximate to Sibanye Gold’s mines.

In the second half of 2012, two suits were filed against several South African mining companies, including Gold Fields and Sibanye Gold, on behalf of current and former gold mine workers and the dependants of gold mine workers who have contracted or died from silicosis or other occupational lung diseases.

If a significant number of such claims were suitably established against Sibanye Gold, the payment of compensation for the claims could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of our efforts to remediate these matters or resolve any outstanding claims or other potential action. Further, we expect that the levels of statutory compensation payable to individuals may be increased over the next several years.

Sibanye Gold monitors health and safety issues in several jurisdictions. One issue that has arisen in the context of the United States is diesel particulate matter, or DPM. While regulations and litigation regarding DPM have not occurred in South Africa, we expect that these issues may arise in the future. Therefore, we are currently unable to estimate any costs relating to new regulations or potential litigation around this issue; however, any such regulations or litigation could have a material adverse effect on Sibanye Gold’s business, operating results and financial condition.

A number of accidents, many of which resulted in fatalities, have recently occurred at various mining operations in South Africa, including at Sibanye Gold’s operations. For example, on February 20, 2013, Shaft No. 4 at Beatrix was closed following a fire. The fire did not result in any fatalities, and the shaft partially reopened on February 26, 2013. However, management expects that the area directly affected by the fire may not be fully accessible until June 2014 at the earliest. As a result of the fire, Sibanye Gold has entered into a consultation process with the labor unions and the DMR to consider available options, including retrenchments, at Beatrix. On June 30, 2012, the KDC mine was closed after a fire at its No. 4 (west), or Ya Rona shaft, resulted in five fatalities. KDC East reopened on July 3, 2012 and KDC West reopened on July 9, 2012. The fire in the affected shaft was extinguished on August 14, 2012; however, this shaft remained closed subject to a Section 54 order issued by the DMR and reopened on October 17, 2012, although production did not recommence at that time due to the labor actions described above. See “Sibanye Gold’s operations and profits have been or may be adversely affected by strikes and union activity and new and existing labor law”. Prior to the Spin-off, Sibanye Gold launched an internal investigation into the fire at KDC in order to better understand the cause of this accident. South Africa’s deputy Mineral Resources Minister has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. As occurred in June, the DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is Sibanye Gold’s policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents, which could lead to losses in Sibanye Gold’s production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Sibanye Gold’s business, operating results and financial condition. Such incidents may also negatively affect Sibanye Gold’s reputation with, among others, employees and unions and South African regulators.

In April 2009, the Mine Health and Safety Amendment Bill became law, resulting in more stringent regulations regarding mine health and safety, to which Sibanye Gold is subject. Additionally, Sibanye Gold may be subject to an increased risk of prosecution for industrial accidents, as well as greater penalties, including mine closure, and fines for non-compliance.

Further, any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Sibanye Gold to incur further significant costs. See “Information on the Company—Environmental and Regulatory Matters—Health and Safety”.

Sibanye Gold’s operations are subject to water use licenses, which could impose significant costs and burdens.

Under South African law, Sibanye Gold’s operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The Kloof operation (now part of the jointly managed KDC Operation) was issued a water use license in December 2008 that expired in December 2011. Gold Fields, the former parent company of Sibanye Gold, applied for renewal of, and amendments to, this license. Pending approval of the Kloof water use license, Gold Fields obtained a regulatory directive, or the Kloof Directive, from the Department of Water Affairs, or the DWA, that permits the continuation of water uses at its Kloof operations while its application for renewal of, and amendments to, its water use license was being processed. Prior to February 2011, the Kloof operation had been in compliance with the license granted to it in 2008. However, from February 2011 to September 2011, the water discharged from one of the shafts of the KDC mine covered by the Kloof license exceeded the discharge parameters specified by the license. Gold Fields informed the DWA and other relevant regulators and has investigated the cause of the increased discharge. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of the KDC operation. Based on this information, the Kloof Directive included an increase to the discharge limits of that specific discharge point. As of December 9, 2011, the date of issue of the Kloof Directive, the water discharged from the shaft covered by the Kloof water use license has been in compliance with the discharge parameters specified in the directive. Monitoring of the discharge quality is ongoing. However, there can be no assurance that the water discharge from the KDC operation will remain within these discharge parameters, that the renewed Kloof license will be granted or that it will be granted with the increased discharge limit provided by the Kloof Directive. The Driefontein operation (now part of the KDC mine) was also issued a water use license in October 2010. However, due to certain inaccuracies and discrepancies in the information provided for the water use license, Sibanye Gold has remained in discussions with the DWA to revise the license. In addition, once this process is complete, Sibanye Gold intends to apply for an amendment to the Driefontein water use license to add certain water uses not previously required. Sibanye Gold believes that it is discharging water within the parameters of the Driefontein license, but there can be no assurance that a revised license will be issued or that the DWA will determine that Sibanye Gold is in compliance with its requirements. The DWA has advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless proactively submitted a water use license application, which is currently being processed. Therefore, management believes that its operations now have all required authorizations to undertake regulated water uses for purposes of carrying out its mining operations.

Sibanye Gold has identified a risk of potential long-term acid mine drainage, or AMD, issues which are currently experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Sibanye Gold has commissioned several technical studies to identify the steps required to prevent AMD at its facilities, but none of these studies have allowed Sibanye Gold to generate a reliable estimate of the potential impact of AMD on Sibanye Gold. If Sibanye Gold were to experience any AMD issues, it could cause Sibanye Gold to fail to comply with its water use license requirements and could expose Sibanye Gold to potential liabilities.

While Sibanye Gold is investigating a water treatment strategy in an effort to satisfy the conditions of new water use licenses and prevent potential AMD issues, there can be no assurance that Sibanye Gold will be in compliance with its licensing agreements within the required timeframe due primarily to the associated regulatory approval processes and commercial agreements that are required for the water treatment strategy. Sibanye Gold expects to incur significant expenditure to achieve and maintain compliance with the license requirements at each of its operations. Any failure on Sibanye Gold’s part to achieve or maintain compliance with the requirements of these licenses with respect to any of its operations could result in Sibanye Gold being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use license, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Sibanye Gold’s business, operating results and financial condition.

Sibanye Gold’s mineral rights are subject to legislation, which could impose significant costs and burdens.

The MPRDA came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. Among other things, the Mining Charter required (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect, (ii) the mining industry as a whole to agree to assist HDSA companies in securing finance to fund participation in an amount of R100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and 10% participation by women in the mining industry, in each case within five years. The Mining Charter does not form part of the MPRDA and there is uncertainty relating to its enforceability.

Following a review and as anticipated, the DMR released the Amended Mining Charter on September 13, 2010. The Amended Mining Charter does not form part of the MPRDA and there is uncertainty relating to its enforceability. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 was retained. Amendments to the Mining Charter in the Amended Mining Charter include, inter alia, the requirement by mining companies to: (a) facilitate local beneficiation of mineral commodities; (b) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (c) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (d) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level; (e) invest up to 5% of annual payroll in essential skills development activities; and (f) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter.

In December 2012, a draft Mineral and Petroleum Resources and Development Bill, 2012, or MPRDB, was published for comment, with the stated purpose of, among other things, removing ambiguities and enhancing sanctions. However, the MPRDB has been criticized for introducing new and burdensome regulations relating to, among other things, the upstream beneficiation of minerals, the status of tailings created prior to the commencement of the MPRDA, closure certificates, restricting the transfer of shares in listed and unlisted mining companies and retaining undue regulatory discretion over the conditions for, and issuance of, prospecting, mining and other rights. The MPRDB also seeks to significantly increase the penalties that may be imposed for, among other things, non-compliance with the MPRDA, other relevant law, the terms and conditions of a right or a social and labor plan. While it is anticipated that the MPRDB may undergo various amendments before it becomes law, the passage of the MPRDB may subject companies in the mining industry, like Sibanye Gold, to more stringent regulation in the future.

In accordance with the MPRDA, the DMR on April 29, 2009 published a Code of Good Practice for the Minerals Industry and the Housing and Living Condition Standard for the Mining Industry, or the Code, relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged in the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code. It is anticipated that the contents of the Code will ultimately be amended to be made consistent with the Amended Mining Charter. Details of when this will happen and the contents of the final Code are currently uncertain. See “Information on the Company—Environmental and Regulatory Matters—Mineral Rights—The MPRDA”.

The acquisition by Mvelaphanda Resources Limited, or Mvela Resources, through its wholly-owned subsidiary Mvelaphanda Gold Limited, or Mvela Gold, of 15% shareholding in Sibanye Gold, the corporate entity which held Gold Fields’ South African mining assets at the time, for a cash consideration of R4,139 million was effected in March 2009 for Gold Fields to comply with the 15% HDSA minimum ownership guideline within five years of the Mining Charter coming into effect. Immediately upon receipt of the Sibanye Gold shares, Mvela Gold exercised its right to exchange the Sibanye Gold shares for 50 million new Gold Fields shares. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owned 100% of Sibanye Gold. As at January 31, 2011, Mvela Gold had sold or distributed to its shareholders all of its remaining shares of Gold Fields and ceased to be a shareholder of the Gold Fields and its subsidiaries, or the Gold Fields Group. During the six-month transition period ended December 2010, Gold Fields completed three further empowerment transactions which ensured Gold Fields’ compliance with the 2014 Black Economic Empowerment, or BEE, equity ownership guidelines. These transactions included an Employee Share Option Plan, or ESOP, housed through the Thusano Share Trust for 10.75% of Sibanye Gold (represented by 13.5 million unencumbered Gold Fields shares with full voting rights); a broad-based BEE transaction for 10% of South Deep with a phased in participation over 20 years and a broad-based BEE transaction for a further 1% of Sibanye Gold, excluding South Deep. The three transactions had a combined value of approximately R2.4 billion. See “Additional Information—Material Contracts—Additional Black Economic Empowerment Transactions”. Based on these transactions as implemented by Gold Fields, Sibanye Gold believes that it has met its BEE equity requirements and that the BEE status of Sibanye Gold will not be affected by the listing and the Spin-off.

Failure by Sibanye Gold (by virtue of Gold Fields’ empowerment initiatives) to comply with the current 15% minimum HDSA ownership guideline, the 26% minimum HDSA ownership guideline as of 2014 or any of the other empowerment requirements set out in the MPRDA may amount to breach of the MPRDA, may result in the cancellation or suspension of Sibanye Gold’s existing mining rights and may prevent Sibanye Gold’s operations from obtaining any new mining rights.

The Broad-Based Black Economic Empowerment Act, No. 53, 2003, or the BBBEE Act, established a national policy on broad-based black economic empowerment, or BBBEE, with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On November 23, 2012, the Broad-Based Black Economic Empowerment Amendment Bill, or the BBBEE Amendment Bill, was published in the Government Gazette. The BBBEE Amendment Bill has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to more stringent black economic empowerment regulation.

There is no guarantee that any steps that Gold Fields has already taken, or that Gold Fields or Sibanye Gold might take in the future, will ensure the successful renewal of Sibanye Gold’s existing mining rights, the retaining of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Sibanye Gold than the terms of its current rights. Any further adjustment to the ownership structure of Sibanye Gold’s mining assets in order to meet the MPRDA’s BEE requirements or the Amended Mining Charter’s requirements could have a material adverse effect on the value of Sibanye Gold’s securities, and any failure to comply with the MPRDA’s BEE requirements or the Amended Mining Charter’s requirements could subject Sibanye Gold to negative consequences, the scope of which have not yet been fully determined, but which may include, among other things, the loss of one or more mining rights. As noted, the ANC adopted a policy conference recommendation which, among other things, proposes greater state intervention in the mining industry.

Sibanye Gold may in the future incur significant costs as a result of changes in the interpretation of existing laws, or the imposition of new laws, which may have a material adverse effect on Sibanye Gold’s business, operating results and financial condition.

Risks related to the Spin-off

Sibanye Gold may not realize the potential benefits from the Spin-off.

Sibanye Gold may not realize the potential benefits that it expects from the Spin-off from Gold Fields. We have described these anticipated benefits elsewhere in this annual report. See “Information on the Company—Strategy.” In addition, Sibanye Gold will incur significant costs which may exceed its estimates. Sibanye Gold will incur some negative effects from its separation from Gold Fields, including loss of access to the financial, managerial and professional resources from which it has benefited in the past.

Sibanye Gold’s Historical Consolidated Financial Statements contained in this document are not necessarily indicative of its future financial condition, future results of operations or future cash flows, nor do they reflect what its financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The Historical Consolidated Financial Statements included in this annual report do not reflect what its financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and are not necessarily indicative of its future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•

Sibanye Gold’s Historical Consolidated Financial Statements reflect charges for services historically provided by Gold Fields, and those charges may be different to the comparable expenses Sibanye Gold would have incurred as an independent company;

•

Sibanye Gold’s working capital requirements historically have been satisfied as part of Gold Fields’ corporate-wide cash management programs, and Sibanye Gold’s cost of debt and other capital may be different from that reflected in its Historical Consolidated Financial Statements;

•

the Historical Consolidated Financial Statements may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in Sibanye Gold’s cost structure, management, financing arrangements and business operations as a result of its spin-off from Gold Fields, including all the costs related to being an independent public company; and

•

the Historical Consolidated Financial Statements may not fully reflect the effects of certain liabilities that will be incurred or assumed by Sibanye Gold and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, Gold Fields.

Sibanye Gold has no history operating as an independent public company. Sibanye Gold will incur significant expenses to create the corporate infrastructure necessary to operate as an independent public company, and will experience increased ongoing costs in connection with being an independent public company.

Sibanye Gold has historically used Gold Fields’ corporate infrastructure to support many of its business functions. The expenses related to establishing and maintaining this infrastructure have historically been spread among all of the Gold Fields businesses. Following the Spin-off, Sibanye Gold will no longer have access to Gold Fields’ infrastructure, and will need to establish its own. Gold Fields currently provides purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to Sibanye Gold. The total cost of these services from Gold Fields was $8.4 million in the fiscal year ended December 2012. As an independent, publicly traded company, and effective as of Sibanye Gold’s separation from Gold Fields, Sibanye Gold will assume responsibility for the costs of these functions. Accordingly, Sibanye Gold’s consolidated results of operations are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had Sibanye Gold been an independent publicly traded company during the periods presented. Management expects, subject to the finalization of Sibanye Gold’s plans, that the total annual costs for the abovementioned functions will be approximately $8.6 million in 2013. However, management also expects that Sibanye Gold will benefit from certain rationalizations, including the renegotiation of contracts, which should offset these incremental expenses. Following the Spin-off, Gold Fields will continue to provide some of these services to Sibanye Gold on a transitional basis for a period expected to be up to one year, pursuant to the transitional services agreement between Sibanye Gold and Gold Fields signed on December 21, 2012, or the Transitional Services Agreement. For more information regarding the Transitional Services Agreement, see “Additional Information—Material Contracts—Transitional Services Agreement”. However, Sibanye Gold cannot be sure that all these functions will be successfully executed by Gold Fields during the transition period or that Sibanye Gold will not have to expend significant efforts or costs materially in excess of those estimated in the Transitional Services Agreement.

Any interruption in these services could have a material adverse effect on Sibanye Gold’s financial condition, results of operations and cash flows. In addition, at the end of this transition period, Sibanye Gold will need to perform these functions itself or hire third parties to perform these functions on its behalf.

The costs associated with performing or outsourcing these functions may exceed the amounts reflected in Sibanye Gold’s historical combined financial statements or that Sibanye Gold has agreed to pay Gold Fields during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect Sibanye Gold’s business, financial condition, results of operations and cash flows.

Sibanye Gold will not be able to rely on Gold Fields to fund its future capital requirements and financing from other sources may not be available on favorable terms.

In the past, Sibanye Gold’s capital needs have been satisfied by Gold Fields. However, following the Spin-off, Gold Fields will no longer provide funds to finance Sibanye Gold’s working capital or other cash requirements. Sibanye Gold’s future capital and funding requirements will depend on many factors, including its revenues, which are primarily driven by Sibanye Gold’s production levels and its realized gold price, its wages, royalties and other fees, its rate of growth, its exploration efforts, its infrastructure investment and its maintenance requirements. Sibanye Gold may need to raise additional funds through public or private equity or debt financing. Management expects that Sibanye Gold’s credit rating will not be investment grade and, as a consequence, it may not be able to obtain financing with interest rates as favorable as those that it could benefit from while a member of the Gold Fields Group. Further, following the Spin-off, Sibanye Gold’s business and operations will be concentrated in South Africa. As noted, certain factors beyond Sibanye Gold’s control may negatively influence investors’ risk perceptions of South Africa or emerging markets generally, and negatively impact Sibanye Gold’s access to international capital markets. See “—Economic, political or social instability affecting South Africa may have a material adverse effect on Sibanye Gold’s operations and profits”. If Sibanye Gold cannot raise funds on acceptable terms if and when needed, it may not be able to further develop its business or invest in new products and services, take advantage of future opportunities, respond to competitive pressures or unanticipated requirements or meet its financing obligations, which could have a material adverse effect on its business, financial condition, results of operations or cash flows.

Sibanye Gold’s accounting and other management systems and resources will have to meet the financial reporting and other requirements to which it will be subject following the Spin-off. Sibanye Gold’s costs of operating as a public company will be significant and will require management to devote substantial time to complying with public company regulations.

Sibanye Gold’s financial results previously were included within the consolidated results of Gold Fields, and management believes that its reporting and control systems were appropriate for those of subsidiaries of a public company. However, Sibanye Gold was not directly subject to the reporting and other requirements of the JSE, the rules of the NYSE or the Exchange Act. As a result of the Spin-off, Sibanye Gold will be directly subject to reporting and other obligations under the requirements of the JSE, the NYSE and the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, beginning with the filing of Sibanye Gold’s Annual Report on Form 20-F for the year ending December 31, 2013. These reporting and other obligations will place significant demands on Sibanye Gold’s management and administrative and operational resources, including accounting resources. To comply with these requirements, management anticipates that Sibanye Gold will need to upgrade its systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. Management expects to incur additional annual expenses related to these steps, and those expenses may be significant. Management cannot be certain that any necessary upgrade of its financial and management controls, reporting systems, information technology and procedures will occur as expected, or that these management controls, reporting systems, information technology or procedures ensure compliance with financial reporting requirements and other rules that apply to reporting companies under the regulations of the

JSE, the NYSE and the Exchange Act. Any failure to achieve and maintain effective internal controls could have a material adverse effect on Sibanye Gold’s reputation business, financial condition, results of operations and cash flows.

Several members of the Board and management may have actual or potential conflicts of interest because of their ownership of shares of Gold Fields.

One member of the board of directors of Sibanye Gold, or the Directors, sits on the board of directors of Gold Fields, our former parent. This Director is expected to vacate his Sibanye Gold directorship within 12 months of his appointment. Further, several members of the Board and several executive officers of Sibanye Gold, or the Executive Officers, also own shares in Gold Fields and/or options to purchase ordinary shares of Gold Fields because of their current or prior relationships with Gold Fields, which could create, or appear to create, potential conflicts of interest when the Directors and Executive Officers are faced with decisions that could have different implications for Sibanye Gold and Gold Fields. An actual or potential conflict of interest could preclude a member of the Board from taking part in decisions relating to Sibanye Gold’s management and operation. If the Board cannot obtain the necessary quorum due to Directors recusing themselves as a result of such conflicts or potential conflicts, Sibanye Gold may not be able to take certain corporate actions, which could have an adverse effect on Sibanye Gold’s business, financial condition and results of operations. See “Directors, Senior Management and Employees—Directors and Executive Officers—Share Ownership of Directors and Executive Officers”.

Risks related to Sibanye Gold’s shares and ADRs

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye Gold.

Securities laws of certain jurisdictions may restrict Sibanye Gold’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye Gold. In particular, holders of Sibanye Gold securities who are located in the United States (including those who hold ordinary shares or ADRs) may not be able to participate in securities offerings by or on behalf of Sibanye Gold unless a registration statement under the U.S. Securities Act of 1933, or the Securities Act, is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

Securities laws of certain other jurisdictions may also restrict Sibanye Gold’s ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Sibanye Gold. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consent or approvals or need to observe any other formalities to enable them to participate in any offering of Sibanye Gold securities.

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye Gold, the Directors and the Executive Officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.

Sibanye Gold is incorporated in South Africa. All of the Directors and Executive Officers (as well as Sibanye Gold’s independent registered public accounting firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Sibanye Gold are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Sibanye Gold a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.

Investors should be aware that it is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts, provided that:

•	the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

•	the judgment has not lapsed;

•

the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceedings outside South Africa were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

•	the judgment was not obtained by fraudulent means;

•	the judgment does not involve the enforcement of a penal or revenue law; and

•	the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act, No. 99 of 1978, as amended, of South Africa.

Investors may face liquidity risk in trading Sibanye Gold’s ordinary shares on the JSE.

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sibanye Gold’s ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. See “The Offer and Listing—JSE Limited”.

Sibanye Gold may not pay dividends or make similar payments to its shareholders in the future due to various factors, including restrictions in its financing arrangements, and any dividend payments may be subject to withholding tax.

Sibanye Gold may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Sibanye Gold’s capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Sibanye Gold will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and is permitted to do so in terms of Sibanye Gold’s Memorandum of Incorporation, or the Memorandum of Incorporation. On November 28, 2012, Sibanye Gold entered into an agreement regarding a new R2.0 billion revolving credit facility and a R4.0 billion term loan facility, or the Bridge Loan Facilities. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R6.0 billion Bridge Loan Facilities”. Under the Bridge Loan Facilities, Sibanye Gold is not entitled to distribute any dividends, shares or other assets to its shareholders without the consent of the majority lenders under the Bridge Loan Facilities, except for a final dividend in respect of the fiscal year ending December 2013, which will be limited to 25% of normalized earnings and will be payable only if Sibanye Gold gross debt will not be more than R4 billion after such dividend payment. See “Additional Information—Material Contracts—Bridge Loan Facilities”. Given these factors (including the capital and investment needs of the business) and the Board’s discretion to declare a dividend (including the amount and timing thereof) cash dividends or other similar payments may not be paid in the future. It should be noted that a 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADR holders was introduced with effect from April 1, 2012. See “Additional Information—Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends” and “Financial Information—Dividend Policy and Dividend Distribution”.

Sibanye Gold’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Sibanye Gold’s ordinary shares have historically been paid in Rand and all dividends have historically been paid directly to Gold Fields. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Sibanye Gold’s ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African Exchange Control Regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See “Additional Information—South African Exchange Control Limitations Affecting Security Holders”.

Sibanye Gold’s ordinary shares are subject to dilution upon the exercise of Sibanye Gold’s outstanding share options or issues of shares by the Board in compliance with BEE legislation.

As of December 31, 2012, Sibanye Gold had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and, as of that date, an aggregate of 1,000 ordinary shares were issued and outstanding. As of April 19, 2013, Sibanye Gold had an aggregate of 1,000,000,000 ordinary shares authorized to be issued and had an aggregate of 732,085,031 issued ordinary shares. Currently, the aggregate number of issued ordinary share capital reserved for issuance under the Sibanye Gold 2013 Share Plan, or 2013 Share Plan, is limited to 35,309,563 shares, or approximately 5% of the number of current issued shares. See “Directors, Senior Management and Employees—Directors and Executive Officers—The Sibanye Gold 2013 Share Plan”. On March 1, 2013, 29,218,718 shares were issued under the 2013 Share Plan to Sibanye Gold employees entitled to shares under the Gold Fields 2012 Share Plan, of which they were a part until the Spin-off. In order to satisfy future annual allocations of restricted shares and performance shares, Sibanye Gold intends to seek shareholder approval to amend the 2013 Share Plan to increase the aggregate allowed number of issued ordinary share capital reserved for issuance under the 2013 Share Plan to 70,619,126 shares, or approximately 10% of the number of current issued shares. Shareholders’ equity interests in Sibanye Gold will be diluted to the extent of future exercises or settlements of these rights and any additional rights. Sibanye Gold shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BBBEE legislation.

ITEM 4: INFORMATION ON THE COMPANY

Introduction

We are a producer of gold and major holder of gold reserves in South Africa. We are primarily involved in underground and surface gold mining and related activities, including extraction and processing. All of our operations are located in South Africa. Our principal mining operations are KDC and Beatrix. In the second half of 2012, we, like several other South African gold mining companies, were significantly affected by work stoppages that impacted on much of the South African mining industry. See “Risk Factors—Risks related to Sibanye Gold’s business—Sibanye Gold’s operations and profits have been and may be negatively affected by strikes, union activity and new and existing labor laws”.

On February 18, 2013, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013 in terms of section 46 of the Companies Act and section 46 of the Income Tax Act. The board of directors of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE and the NYSE on February 11, 2013. As of the Spin-off date, Gold Fields and Sibanye Gold were independent, publicly traded companies with separate public ownership, boards of directors and management.

Notwithstanding the foregoing, one member of the Board sits on the board of directors of Gold Fields. This Director is expected to vacate his Sibanye Gold directorship within the 12-month period following his appointment on January 1, 2013. See “Directors, Senior Management and Employees—Directors”.

In the fiscal year ended December 2012, we produced 1.22 million ounces of gold compared with 1.45 million ounces in the fiscal year ended December 2011. Production decreased by 15.4% as a result of the illegal industrial action, which resulted in up to six weeks of lost production, and the fire at Ya Rona shaft. Over these periods, production was 15.0% lower at KDC and 16.8% lower at Beatrix. We reported attributable gold reserves of 13.5 million ounces as of December 31, 2012.

In the fiscal year ended June 2010, we produced 1.67 million ounces. Production decreased by 13.2% in the fiscal year ended December 2011 mainly due to wage-related industrial action, safety-related stoppages and grade declines. At KDC, production was 13.8% lower due to the reasons above, resulting in lower underground mining volumes at lower grades. Beatrix’s production was 11.5% lower due to overall lower mining grade at the North Section, lower volumes mined and a lower mine call factor.

History and Development of the Company

Sibanye Gold was incorporated and registered as a private company in South Africa under the registration number 2002/031431/07 on December 12, 2002, and acquired its current operations as part of the Gold Fields Group. Prior to GFIMSA’s incorporation, the operations which now constitute Sibanye Gold were owned by Gold Fields. Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on May 3, 1968, and subsequently changed its name to Driefontein Consolidated Limited. The operations that comprise Sibanye Gold were acquired by Gold Fields through a series of transactions, principally in 1998 and 1999.

With effect from January 1, 1998, a company formed on November 21, 1997, and referred to in this discussion as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests, including:

•	a 100% interest in Beatrix Mines Limited, which in turn owned a 100% interest in Beatrix Mining Company Limited, which owned the Beatrix mine;

•	a 37.3% interest in Driefontein Consolidated Limited, which owned the Driefontein operation; and

•	a 100% interest in Kloof Gold Mining Company Limited, which owned the Kloof operation.

The Driefontein and Kloof interests were acquired from Gold Fields of South Africa Limited, while the Beatrix interest was originally acquired from Gencor Limited. New Wits Limited provided various mineral rights.

With legal effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited, or GFLMS) in a merger. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger.

In order to achieve greater operational and administrative efficiency within the Gold Fields Group following the merger, the Gold Fields Group structure was reorganized with effect from July 1, 1999 as follows:

•	GFLMS transferred its interests in Beatrix, St. Helena, Oryx and Kloof to Gold Fields; and

•	Gold Fields transferred the Driefontein mine as a going concern to a shelf company named Driefontein Consolidated Proprietary Limited, a wholly-owned subsidiary of Gold Fields.

With effect from July 1, 1999, Gold Fields also acquired the remaining 45.8% interest in St. Helena from St. Helena’s minority shareholders. Subsequent to this acquisition, St. Helena acquired the Beatrix mine from the Beatrix Mining Company Limited.

On October 30, 2002, Gold Fields sold the St. Helena gold mining operation to ArmGold/Harmony FreeGold Joint Venture (Proprietary) Limited for a gross consideration of R120.0 million and a monthly 1% royalty payment to Gold Fields on the net revenues from gold sales from the St. Helena mine for a period of four years after closing. Subsequent to the sale, St. Helena was renamed Beatrix Mining Ventures Limited and the Free State Operation was renamed the Beatrix Operation.

With effect from February 23, 2004, as part of an internal reorganization of the Gold Fields Group in connection with the transaction with Mvela Resources, described below, Gold Fields transferred its South African gold mining assets, including the Beatrix operation, the Driefontein operation and the Kloof operation as going concerns to Sibanye Gold.

On March 8, 2004, the shareholders of Gold Fields approved a series of transactions involving the acquisition by Mvela Resources, through a wholly-owned subsidiary Mvela Gold, of a 15% beneficial interest in the South African gold mining assets of Gold Fields (with an option to exchange this interest for shares of Gold Fields), for cash consideration of R4,139 million.

On March 17, 2008, Gold Fields, GFLMS, Mvela Resources, Sibanye Gold and Mvela Gold entered into an agreement under which the parties agreed that the number of ordinary shares of Gold Fields which Mvela Gold would receive if either Gold Fields or Mvela Gold exercised the right to require the exchange of Mvela Gold’s GFIMSA shares for ordinary shares of Gold Fields would be 50 million Gold Fields shares.

Gold Fields announced on March 17, 2009 that Mvela Gold subscribed for a 15% shareholding in Sibanye Gold. Immediately upon receipt of the Sibanye Gold shares, Mvela Gold exercised its right to exchange the Sibanye Gold shares for 50 million new Gold Fields shares. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owned 100% of Sibanye Gold. As at January 31, 2011, Mvela Gold had sold or distributed to its shareholders all its remaining shares of Gold Fields and ceased to be a shareholder of the Gold Fields Group.

During the six-month transition period ended December 2010, Gold Fields completed three empowerment transactions which enabled it to meet the 2014 BEE equity ownership targets. These transactions included an

Employee Share Option Plan for 10.75% of Sibanye Gold, a BBBEE transaction for 10% of South Deep with a phased in participation over 20 years and a BBBE transaction for a further 1% of Sibanye Gold. The three transactions had a combined value of approximately R2.4 billion.

In 2010, as a result of a change in the fiscal year end of its parent company, Gold Fields, GFIMSA changed its fiscal year end from June 30 to December 31 beginning in 2011.

In anticipation of the Spin-off, by resolution of the shareholder of GFIMSA passed on November 21, 2012 (which resolution was registered by the South African Companies and Intellectual Property Commission on November 27, 2012), GFIMSA’s name was changed to “Sibanye Gold” and Sibanye Gold was converted from a private company into a public company by adoption of its new Memorandum of Incorporation.

On February 18, 2013, Sibanye Gold became an independent company in the Spin-off.

Sibanye Gold has a registered office located at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1780, South Africa, telephone number 011-27-11-278-9600.

Competitive Position

We are a producer of gold and major holder of gold reserves in South Africa. Gold is a commodity product generally sold in U.S. dollars, with London being the world’s primary gold trading market. Gold is also actively traded using futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply and demand dynamics. As a general rule, Sibanye Gold sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices.

There are 35 large-scale gold mines currently operating in South Africa, the majority of which are underground mines. Most of the gold deposits currently being mined in South Africa are narrow-vein, deep underground deposits that lend themselves to labor intensive, manual forms of extraction. The key gold producers in South Africa have historically been Gold Fields, AngloGold Ashanti Ltd., or AngloGold, and Harmony Gold Mining Company Ltd., or Harmony, which produced 1.7, 1.6 and 1.1 million ounces, respectively, in South Africa in 2011 and together accounted for approximately 68% of the total gold production in South Africa for the year, according to the information provided by the companies and the United States Geological Survey, or USGS. Following the Spin-off, we expect to be the second largest producer of gold in South Africa based on an annual production in 2012 of 1.22 million ounces of gold.

Based on 2011 production (the latest available data), AngloGold was the third largest gold producer in the world with 20 operations in 10 countries and Gold Fields was the fourth largest gold producer in the world. Following the Spin-off, based on 2011 production, we expect to be the tenth largest producer of gold worldwide.

We attempt to attract and retain motivated high caliber employees through a mix of guaranteed and performance-based remuneration, as well as short-term and long-term incentives, and non-financial rewards relating to work experience. However, the mining industry in South Africa, including Sibanye Gold, continues to experience a shortage of qualified senior management and technically skilled employees. For instance, the production of gold in South African deep level mines relies heavily upon rock drill operators and other operators of heavy machinery in underground conditions, and it is difficult to attract new entrants into these occupations. In order to maintain competitiveness in the South African labor market, regular industry market surveys are conducted to benchmark remuneration practices and to keep abreast of industry movements regarding employee benefits and non-financial employee reward and recognition programs.

Developments since December 31, 2011

Since the end of fiscal 2011, the following significant events have occurred:

On January 24, 2012, Gold Fields entered into a Memorandum of Understanding in relation to assets of Sibanye Gold with Gold One International Limited, or Gold One, to investigate the viability of concurrently retreating their combined surface tailings deposits. The deposits are located in the West Rand region of the Witwatersrand Basin in South Africa. Gold Fields, Sibanye Gold and Gold One currently operate mines in the West Rand region and will consider creating a joint venture consisting of surface assets for retreatment. The included assets are expected to exceed 700 million tons, representing over 60% of the region’s total tailings material. The parties completed a detailed scoping study in July 2012 and, in early 2013, a decision was taken to proceed with a pre-feasibility study for the project. MDM Engineering Group was awarded the tender to conduct the study. The results of the study will be used to determine whether to progress to a full feasibility study. If the joint venture proceeds, the parties plan to concurrently reprocess their combined tailings to recover residual gold, uranium and sulphur while addressing mine closure in an environmentally sustainable manner and depositing the residues according to acceptable modern deposition practices.

During August, September and October 2012, approximately 29,000 of Sibanye Gold’s employees (out of nearly 36,000 employees) engaged in work stoppages. See “Sibanye Gold’s operations and profits have been and may be negatively affected by strikes, union activity and new and existing labor laws”.

On February 20, 2013, Shaft No. 4 at Beatrix was closed following a fire. The fire did not result in any fatalities, and the shaft partially reopened on February 26, 2013. However, management expects that the area directly affected by the fire may not be fully accessible until June 2014 at the earliest. As a result of the fire, Sibanye Gold has entered into a consultation process with the labor unions and the DMR to consider available options, including retrenchments, at Beatrix.

On the Spin-off date, Gold Fields completed the spin-off. See “Explanatory Note”.

Sibanye Gold is a limited public company incorporated in South Africa, with a registered office located at 1 Hospital Street, Libanon, Westonaria, 1780, South Africa.

Organizational Structure

Sibanye Gold is a holding company with its significant ownership interests organized as set forth below.

Notes:

(1)	As of April 19, 2013, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly owned by Sibanye Gold.
(2)	KDC West, KDC East and Beatrix are operational mines. The other subsidiaries in the Sibanye Gold Group either provide ancillary services or are dormant.
(3)	Ovals are not incorporated entities but operating divisions or trusts.

Background to the Spin-off

Gold Fields considered the Spin-off as part of its ongoing review of its strategy and operational portfolio against its strategic objectives over the last few years. It is expected that the separation of Gold Fields and Sibanye Gold will enable the component parts of the businesses to operate in a more efficient and commercially effective manner, thereby enabling each of the businesses to achieve their respective strategic goals. As at December 31, 2012, Gold Fields reported attributable reserves of 68.4 million ounces, of which the Sibanye Gold operations accounted for 13.5 million ounces. At the same date, Gold Fields also reported reserves of 1,024 million pounds of copper. Total production from the Sibanye Gold assets during the fiscal years ended December 31, 2012, 2011 and June 30, 2010, was 1.22 million, 1.45 million and 1.67 million ounces, respectively.

Gold Fields believed that its existing mining operations (prior to the Spin-off) could be divided into two categories: (i) deep level, narrow vein, underground operations housed in Sibanye Gold; and (ii) open-pit or shallow underground operations and, in the case of South Deep, deep-level, bulk underground mechanized operations which, together with the international exploration and development projects, are housed elsewhere in the Gold Fields structure.

These two categories of assets, which have divergent strategic focuses and require different management skills, were contained within one umbrella entity.

Gold Fields has indicated that it is committed to enhancing returns to shareholders through, inter alia, ongoing repositioning to improve leverage to the rising price of gold, and ensuring that dividends have a first call on cash flows. To this end, over the last few years Gold Fields has been engaged in an ongoing review of its strategy and operational portfolio against strategic objectives such as:

•	generating cash;

•	maximizing returns on funds invested;

•	containing the cost of gold production as measured on an all-in-cost basis (operating cost plus capital expenditure) or, as Gold Fields reports it, on a NCE basis;

•	deploying scarce capital only on projects that provide the best risk-weighted returns;

•	prioritizing lower risk, higher return brownfields projects, and judiciously advancing only the strongest brownfields and greenfields projects;

•	leveraging the balance sheet to grow Gold Fields’ value on a per share basis;

•	pursuing only opportunistic M&A of producing assets where the path to value is clear;

•	maintaining a focus on gold and global competitiveness; and

•	supporting the overall long-term sustainability of the business.

The review process assessed the sustainability of Sibanye Gold and its ability to deliver value against these key strategic objectives. While some parts of these assets have been in production for around 70 years, Gold Fields believes that the Sibanye Gold assets overall still have significant inherent quality and extensive resource and reserve potential.

The review process also concluded that the two categories of assets in the portfolio, namely the KDC and Beatrix mines on the one hand, and the other assets in the portfolio on the other, are at different stages of their life cycles; have different styles of mineralization that require different mining methods, mining skills and mining technology; and have competing capital requirements to sustain and improve production. The decision to review the portfolio of its existing operations and assets predates the recent unrest experienced in the South African mining industry.

It was also determined that, with the competing management and funding demands of a geographically, geologically and technically diversified organization, Sibanye Gold would benefit from more focused and fully dedicated executive management that was directly accountable to a similarly focused and dedicated board of directors.

Consequently, it was decided to separate Sibanye Gold from Gold Fields into a fit-for-purpose company not burdened by the usual costs associated with a global company, which, in the case of Gold Fields, included a world-wide exploration program and the associated project development costs, and managed by a focused team that can better sustain these operations.

Both Sibanye Gold and Gold Fields remain South African domiciled companies with their primary listings of shares on the JSE and secondary listings of ADRs on the NYSE. The other existing secondary listings on the Dubai, Brussels and Swiss stock exchanges for Gold Fields remain unchanged.

Sibanye Gold’s key focus is to maintain profitable operations and maintain production levels for a longer period of time than had previously been envisaged through increased focus on productivity and costs. Emphasis is also placed on containing capital costs. Furthermore, Sibanye Gold focuses on realizing the potential that still exists in the mines’ mineral reserves.

As a separately listed entity, the market can afford the assets of Sibanye Gold a fair and objective valuation, providing it with the currency to selectively pursue synergistic and consolidation opportunities in the South African gold industry. Sibanye Gold could well be a catalyst in this regard. We believe that this consolidation has become essential in view of the fragmented state of the industry, which has contributed to the declining production and employment profile of the sector.

As an independent company, Sibanye Gold will be able to ring-fence its cash flows for its own objectives. Sibanye Gold will be liberated from the capital requirements of developing Gold Fields’ South Deep gold mine and can, in future, utilize its free cash flows for the benefit of its shareholders, including through a strong dividend policy. Sibanye Gold retains Gold Fields’ South African net debt of U.S.$459 million at December 31, 2012, while the U.S.$1.4 billion at December 31, 2012 of off-shore net debt is retained by Gold Fields.

Sibanye Gold is now able to participate more fully in research and development work in pursuit of technological innovations which could unlock the mineral reserve and resource potential of the South African mines in high grade remnants and pillars as well as at depth. Gold Fields commenced research and development on such technological innovations four years ago and this important research and development is being continued by Sibanye Gold.

In summary, the Spin-off liberated Sibanye Gold into a fit-for-purpose, more sustainable gold mining company, better positioned to maximize long-term value for all stakeholders.

Based on the results for the fiscal year ended December 2012, Sibanye Gold’s gold production was 1.22 million ounces making it one of the largest domestic gold producers in South Africa.

The investment case for Sibanye Gold includes a more optimal management of its assets to secure sustainable long-term returns, ring-fenced cash flows to fund internal growth requirements, as well as a strong dividend policy, thus rewarding shareholders for investing by offering them leverage to the Rand gold price.

Sibanye Gold’s environmental obligations and commitments are funded through contributions to statutory and regulated environmental trust funds and associated guarantees for each operation. Sibanye Gold, like Gold Fields, intends to take its environmental responsibilities very seriously, including the observance of and adherence to all legal and regulatory requirements.

There were no job losses directly as a result of the creation and unbundling of Sibanye Gold. In addition, all conditions of employment remain unchanged.

Sibanye Gold will continue to invest significantly in the transformation of accommodation arrangements for its employees. More than R700 million has been committed to upgrading accommodation arrangement at the KDC and Beatrix mines between 2006 and 2014, of which approximately R554 million has been spent to date on building 594 new homes and reducing hostel room density from an average of eight persons per room in 2006 to an average of 1.4 per room in 2012.

As part of the strategy to align its people fully with the objectives of the new company, Sibanye Gold has implemented a new profit share scheme for all of its employees. This is in addition to the fact that most employees are already shareholders of Gold Fields through the Thusano Share Trust, which is the Gold Fields Employee Share Option Plan. In addition to retaining their Gold Fields shares held by the Thusano Share Trust, Sibanye Gold employees will also benefit from the unbundling of the Sibanye Gold shares by the Thusano Share Trust receiving a pro rata number of new Sibanye Gold shares.

Strategy

As with any responsible mining company, the safety of employees is of the highest priority. A core operational objective of Sibanye Gold is to achieve an environment of zero harm by mitigating the risks associated with deep underground mining. In addition to mining safely, Sibanye Gold’s principal strategic objective is to mine its assets at KDC and Beatrix efficiently and profitably, while seeking synergistic, value-accretive opportunities for the long-term benefit of its shareholders and other stakeholders.

Therefore, the Board will focus on:

Operational optimization of existing assets

For the most effective and efficient operation of its assets, it is important for Sibanye Gold to maintain a broadly stable production level at the mines. This has been an increasing challenge given the operating environment faced in South Africa, and the fact that these are deep-level mines which have been in production for over 30 years. While Sibanye Gold does not intend to target any specific level of production, it is committed to maintaining predictability in production while achieving acceptable margins in order to consistently generate free cash flows that provide leverage to the gold price. This will be achieved through a focus on improving production from the more profitable areas of the mining operations while scaling production back at less profitable areas. Emphasis will be placed on containing capital and operating costs, in particular reviewing all overhead and service support structures to ensure that they are properly staffed and completely focused on supporting production.

Management has initiated a detailed six month review of the entire group, with a view to rightsizing the organization to current and longer-term, sustainable production levels. Particular attention is being paid to unnecessary corporate overhead structures and costs, with shared and commercial services functions being streamlined, operational management levels being reduced and regional and corporate functions being combined, all of which should result in improved operational focus and efficiencies.

Sibanye Gold has a knowledgeable and experienced operational team and executive management with a long history of operating mines in a safe and cost-effective manner. With their focus directed at the specific opportunities and challenges at KDC and Beatrix, this team will be better able to deliver on Sibanye Gold’s core objectives. Furthermore, under the leadership of the new Executive Officers, Sibanye Gold will be strategically positioned to differentiate itself in the sector.

The successful achievement of Sibanye Gold’s strategic objectives should also position the operational management team to investigate the potential exploitation of mineralization below the current infrastructure at KDC and incremental expansion at Beatrix thereby potentially prolonging the life of the Sibanye Gold mines and helping to sustain the generation of value to Sibanye Gold’s shareholders and other stakeholders.

Selective pursuit of synergistic opportunities

Sibanye Gold intends to selectively pursue synergistic opportunities which it believes to be value accretive, with a view to leveraging infrastructure and processing capacity at Sibanye Gold’s existing mines and processing hubs. The combination of Sibanye Gold’s operational expertise, management experience and significant reserve base is expected to position Sibanye Gold well to participate in the potential consolidation of the South African gold industry. Sibanye Gold will seek to build on its established presence in the South African gold industry and leverage management’s expertise and understanding of the regional geology and operations to identify potential opportunities. These opportunities may be sought through the acquisition of suitable companies, development projects or assets or the creation of joint ventures.

In particular, in recent years, there has been an emergence of a number of mid-tier gold companies within the South African mining industry. A period of consolidation in South Africa may occur in the near term as companies seek to combine contiguous ore bodies in order to improve productivity through mining and processing synergies. A number of the assets of these companies may give rise to opportunities for Sibanye Gold to benefit from operational and cost synergies by utilizing excess capacity or geological proximity. Sibanye Gold will exercise financial discipline in the valuation of potential targets and structuring of any transaction. Acquisitions will only be considered where there is a clear and compelling case for increased long term shareholder and stakeholder value.

Consistent with this belief of extracting value through synergy, Sibanye Gold and Gold One have commenced an investigation into the feasibility of a possible joint venture that will seek to reprocess the combined tailings of the two companies for their gold, uranium and sulfur content. These discussions are in a preliminary stage, no agreements have been reached and there can be no assurance that the discussions will conclude in a transaction.

Attractive shareholder value

The Board is committed to delivering value to its shareholders. The Sibanye Gold assets have historically generated significant cash flows which have been used throughout the Gold Fields Group, particularly in the capital program at South Deep. As a separately listed entity, Sibanye Gold will no longer be called upon to support assets of a wider group and can fully utilize its free cash flows for the benefit of its shareholders, including through its dividend policy.

Strategic Drivers

In order to achieve the strategic objectives note above, Sibanye Gold has identified the following key strategic drivers for the business in 2013:

•	leverage to the gold price by remaining unhedged and including operating strategies which ensure that gold price increases flow through to the bottom line;

•	optimizing free cash flow (after all costs, capital expenditure and taxes) and using this as the key performance measure;

•	maintaining capital expedience and discipline—ensuring that capital spent generates the appropriate returns and that the balance sheet is optimally geared;

•	not pursuing growth for the sake of size, but only if that growth enhances cash flow and returns measured as earnings per share; and

•	rewarding shareholders by means of regular and meaningful dividends and where appropriate returning excess cash to shareholders through the declaration of special dividends.

Sibanye Gold management believes it is well positioned to deliver on its strategy by virtue of the quality, cash generative assets it owns and through the implementation of focused cost saving and productivity initiatives at its mines.

Reserves of Sibanye Gold as of December 31, 2012

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the Securities and Exchange Commission’s, or SEC’s, industry guide number 7, only the reserves at each of our operations and exploration projects as of December 31, 2012, which qualify as reserves for purposes of the SEC’s industry guide number 7, are presented in the table below. See “—Glossary of Mining Terms”. In accordance with the requirements imposed by the JSE, we report our reserves using the terms and definitions of the SAMREC Code (2007 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, mining recovery and other factors.

We report reserves using pay limits, due to the nature of the deep level underground operations, to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. The pay limit is the grade at which an ore body can be mined without profit or loss, calculated using an appropriate metal price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described under “—Description of Mining Business—Productivity and Cost Initiatives”. Tonnage and grade may include some mineralization below the selected pay limit to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

The estimation of reserves at the underground operations is based on surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modeling, structural modeling, underground mapping, channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500-meter to 2,000-meter grid. Once underground access is available, drilling is undertaken on an approximately 30-meter to 90-meter grid. Underground channel sampling perpendicular to the reef is undertaken at three-meter intervals in development areas and five-meter intervals at stope faces.

The following sets out the reserve estimation methodologies for the different categories of reserves at the underground operations of each of our mines.

KDC

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	3 to 250	125
Probable (AI)(1)	3 to 1,140	570
Probable (BI)(1)	3 to 2,840	1,420

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

For proved reserves, the ore body is opened up and sampled on a three-meter spacing for development (such as raises), and a five-meter grid for stoping, together with underground borehole spacings ranging from tens to hundreds of meters. Blocks classified as proved are therefore generally adjacent to closely spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids, ranging from 10-meter to 50-meter block sizes.

For above infrastructure probable reserves, the estimates are founded on significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping bordering these areas. In addition, underground borehole spacings ranging from tens to hundreds of meters are used together with surface boreholes and seismic surveys. Blocks classified as probable (AI) are generally adjacent to blocks classified as proved. Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 50 meters to 420 meters, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

For below infrastructure probable reserves, the estimates access the significant numbers of samples on a three-meter spacing for development, and a five-meter grid for stoping above these areas. In addition, underground borehole spacings ranging from tens to hundreds of meters are used together with surface boreholes and seismic surveys. Blocks classified as probable (BI) are generally downdip of blocks classified as proved or probable (AI). Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium- to macro-scale-sized grids ranging from 50 meters to 420 meters, or through declustered averaging or Sichel “t” techniques. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Beatrix

Reserve Classification	Sample Spacing Range Min/Max	Maximum Distance Data is Projected
	(meters)
Proved	3 to 120	120
Probable (AI)(1)	3 to 820	700
Probable (BI)(1)	3 to 1,500	750

Note:

(1)	AI is above infrastructure; BI is below infrastructure.

Estimations for proved reserves are made on the same basis as at KDC, but with kriging blocks ranging from 10 meters to 40 meters.

Estimations for above infrastructure probable reserves are made on the same basis as at KDC, but with medium-sized kriged blocks of 40 meters, and macro geological zone estimates being made through declustered averaging or Sichel “t” techniques or macro-scale-sized kriged grids of up to 300 meters. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Estimations for below infrastructure probable reserves are made on the same basis as at KDC, but with medium-sized kriged blocks being 40 meters, to macro geological zone estimates through declustered averaging or Sichel “t” techniques or macro-scale-sized kriged grids of up to 300 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at KDC. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Reserve Statement

As of December 31, 2012, we had aggregate proved and probable gold reserves of approximately 13.5 million ounces as set forth in the following table.

Gold ore reserve statement as of December 31, 2012(1)

	Tons	Proved reserves Head Grade	Gold	Tons	Probable reserves Head Grade	Gold	Tons	Total reserves Head Grade	Gold	Gold production in the 12 months ended December 31, 2012(2)
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (“UG”)
KDC East (UG) (total)	10.8	9.8	3.421	9.6	6.6	2.041	20.5	8.3	5.462	0.446
Above infrastructure(3)	10.8	9.8	3.421	9.6	6.6	2.041	20.5	8.3	5.462	0.446
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
KDC West (UG) (total)	7.1	7.9	1.802	10.5	7.2	2.424	17.5	7.5	4.226	0.359
Above infrastructure(3)	7.1	7.9	1.802	10.5	7.2	2.424	17.5	7.5	4.226	0.359
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
Beatrix (UG) (total)	9.6	4.7	1.462	14.4	4.0	1.859	24.0	4.3	3.321	0.278
Above infrastructure(3)	9.6	4.7	1.462	14.4	4.0	1.859	24.0	4.3	3.321	0.278
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—

Total Underground	27.5	7.5	6.685	34.5	5.7	6.324	62.0	6.5	13.009	1.084

Surface (SRD)
KDC East	—	—	—	17.3	0.6	0.342	17.3	0.6	0.342	0.048
KDC West	—	—	—	5.9	0.7	0.142	5.9	0.7	0.142	0.082
Beatrix	—	—	—	4.0	0.3	0.037	4.0	0.3	0.037	0.011

Total Surface (SRD)	—	—	—	27.2	0.6	0.521	27.2	0.6	0.521	0.140

Grand Total	27.5	7.5	6.685	61.7	3.5	6.845	89.3	4.7	13.530	1.224

Totals by Mine
KDC East	10.8	9.8	3.421	26.9	2.8	2.383	37.8	4.8	5.804	0.494
KDC West	7.1	7.9	1.802	16.4	4.9	2.566	23.5	5.8	4.369	0.441
Beatrix	9.6	4.7	1.462	18.4	3.2	1.896	28.0	3.7	3.357	0.289

Grand Total	27.5	7.5	6.685	61.7	3.5	6.845	89.3	4.7	13.530	1.224

Notes:

(1)	(a)

Quoted as mill delivered metric tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (i) KDC East KP 1 overall 80%, KDC East KP 2 97% and KDC East Python 1 68% KDC West DP 1 97%, KDC West DP 2 and DP 3 90%, and (ii) Beatrix overall 95.5%. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The KDC and Beatrix operations have a fairly consistent metallurgical recovery.

(b)	For KDC and Beatrix, a gold price of R380,000 per kilogram ($1,500 per ounce at an exchange rate of R7.88 per $1.00) was applied in valuing the ore reserve. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 22% higher in South African Rand terms than the prices used for the December 31, 2011 declaration.
(c)	For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). The mine dilution factors are as follows: (i) KDC East 28%; (ii) KDC West 30% and (iii) Beatrix 19%.
(d)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) KDC East 77%; (ii) KDC West 93% and (iii) Beatrix 58%.
(e)	The pay limit varies per shaft or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) KDC East 1,500 cm.g/t, (ii) KDC West 1,360 cm.g/t and (iii) Beatrix 950 cm.g/t.

(f)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.
(g)	A mine call factor based on historic performance and planned improvements is applied to the mineral reserves. The following mine call factors have been applied: KDC East 81%, KDC West 80% and Beatrix 77%.
(2)	Actual gold produced after metallurgical recovery.
(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

Gold Price Sensitivity

The amount of gold mineralization that we can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates our reserves at different gold prices that are 10% above and below the $1,500 per ounce gold price used to estimate our attributable reserves; however, the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	$1,350/oz	$1,500/oz	$1,650/oz
	(‘000 oz)(1)
KDC East	4,648	5,804	6,464
KDC West	4,134	4,369	4,699
Beatrix	3,232	3,357	3,683

Note:

(1)	KDC and Beatrix operations’ reserves include run-of-mine ore stockpiles and low grade strategic stockpiles.

The London afternoon fixing price for gold on April 19, 2013 was U.S.$1,406 per ounce. Our attributable gold reserves decreased from 21.5 million ounces at December 31, 2011 to 13.5 million ounces at December 31, 2012, primarily due to mining depletion as well as exclusion of gold from the surface tailings storage facilities. Additional reasons for this decrease include changes in the economic viability of specific areas, optimized production tail end management, adjustments to certain technical modifying factors and changes in geological models derived from new information.

Geology

Our operations consist of deep level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the KDC operation and the Beatrix operation. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

The Witwatersrand Basin comprises a 6,000-meter vertical thickness of sedimentary rocks, extending laterally for some 350 kilometers northeast to southwest by some 1,200 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the basin. The basin outcrops at its northern extent near Johannesburg, but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization processes, the gold fields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than two meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

Gold generally occurs in native form, often associated with pyrite, carbon and uranium. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallization within the reef itself.

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modeling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ reserve estimation, as well as effective operational mine planning and grade control.

For a discussion of the geological features present at KDC and Beatrix, see “—Sibanye Gold’s Mining Operations—KDC Operation” and “—Sibanye Gold’s Mining Operations—Beatrix Operation”.

Description of Mining Business

The discussion below provides a general overview of the mining business as it applies to Sibanye Gold.

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies at existing sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the potential portions to be mined. Geological and geophysical techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

Sibanye Gold currently mines only gold, with silver as a by-product. The mining process can be divided into two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing Access to the Ore body

For Sibanye Gold’s underground mines, primary access to ore bodies is provided through vertical and inclined shaft systems. If access beyond the reach of a shaft or shaft system is required to fully exploit the ore body, sub-vertical or sub-inclined shafts (secondary or tertiary) may be sunk where it is economically feasible. Horizontal development at various intervals off a shaft, known as levels, extends laterally and provides access to the reef horizon. On-reef development opens up the ore body for mining.

Extracting the Ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning activities are carried out on a daily basis. The broken ore is scraped into and along gullies to in-stope ore passes, which channel the broken ore to the crosscut below. The ore is then trammed by rail to the shaft system where it is tipped into transfer systems and then hoisted to the surface in skips. Mining methods employed at these operations include closely spaced dip pillar mining, mini-longwall mining and scattered mining.

Rock Dump and Production Stockpile Mining

Sibanye Gold mines surface rock dumps and production stockpiles using mechanized earth-moving equipment.

Mine Planning and Management

Operational and planning management on the mines currently receives support from corporate management and centralized support functions. The current philosophy is one of top-down/bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

Each operation compiles a detailed two-year operational plan that rolls into a life of mine, or LoM, plan prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Gold Fields’ executive committee. The operational plan is presented to Gold Fields’ executive committee, which takes it to the Gold Fields’ board of directors, for approval before the commencement of each fiscal year. The 2013 Operational Plan was approved by the Gold Fields’ board of directors on November 21, 2012. The planning process is sequential and is based upon geological models, evaluation models, resource models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding R250 million are submitted to the Gold Fields’ board of directors for approval. Material changes to the plans have to be referred back to the Gold Fields’ executive committee and the Gold Fields’ board of directors. Sibanye Gold intends to continue these policies for the near term and will evaluate the appropriateness of these policies based on the needs of Sibanye Gold as a company independent from Gold Fields.

Sibanye Gold’s operations have implemented an integrated electronic reserve and resource information system, or IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short and long-term planning and more timely identification of production shortfalls. Short-term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and the operational plan are issued to the operations from the Executive Committee and relevant survey and evaluation factors are determined in accordance with Sibanye Gold’s guidelines. Significant changes in the LoM plans may occur from year-to-year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology, input costs and metal prices.

Capital Expenditure

Sibanye Gold spent approximately U.S.$379.4, U.S.$404.8 million and U.S.$384.0 million on capital expenditures during the fiscal years ended December 2012, December 2011 and June 2010, respectively. The major expenditure items were ore reserve development of U.S.$259.8, U.S.$295.0 million and U.S.$235.0 million in the fiscal years ended December 2012, December 2011 and in the fiscal year ended June 2010, respectively. In the fiscal year ended December 2012, the remaining costs were incurred primarily on metallurgical growth plant at KDC, residential upgrades at KDC, technical projects as KDC, infrastructure upgrades and infrastructure development at Beatrix. In the fiscal year ended December 2011, the remaining costs were incurred primarily on KDC Shaft No. 4 (West) pillar extraction, Beatrix Shaft No. 3 development, high and low density housing, the methane project at Beatrix, the python plant and KDC Shaft No. 4 (East) sub-vertical. In the fiscal year ended June 2010, the remaining costs were incurred primarily on KDC Shaft No. 4 (West) pillar extraction, tailings dam, Main Shaft pump column at KDC East, a water pipeline, high and low density housing, the methane project at Beatrix and the KDC East Python 1.

For more information regarding Sibanye Gold’s capital expenditure, see “Information on the Company—Sibanye Gold’s Mining Operations—KDC Operation—Capital Expenditure”, “Information on the Company—Sibanye Gold’s Mining Operations—Beatrix Operation—Capital Expenditure”, “Operating and Financial Review and Prospects—Capital Expenditures” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Processing

Sibanye Gold currently has eight gold processing facilities in South Africa which treat ore to extract gold. A typical processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Most of Sibanye Gold’s milling circuits utilize SAG milling where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the treatment phase.

Treatment

In Sibanye Gold’s metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the carbon in leach, or CIL, or carbon in pulp, or CIP, process. The activated carbon is then eluted with the gold recovered by electrowinning.

As a final recovery step, gold recovered from the carbon using the above processes is smelted to produce gold dore bars. These bars are then transported to the refinery which is responsible for further refining.

Productivity and Cost Initiatives

As part of a Gold Fields initiative we undertook a number of productivity and cost projects in order to ensure that focus was only on those projects with substantial value beyond the next five years. The result of the review was the identification of a suite of projects as noted below:

The Business Process Re-engineering Program, or BPR

The BPR Program, which commenced in the second half of 2010, focuses on operating costs, the rationalization of on-mine and regional overhead and a review of the mine-to-mill process. The BPR program, was implemented across the Gold Fields Group, including Sibanye Gold. The BPR program has focused on reviewing the business processes at Gold Fields’ mines, including operational production processes, costs and capital structures. The goals of the plan were to achieve a sustainable gold output at an NCE margin of 20% in the short term, and 25% in the long-term. The second phase of the project, which was incorporated into Sibanye Gold’s 2013 operational plans, seeks to achieve cost reductions through revising organizational structures and optimizing business processes, including enhanced supply chain management, reducing employee and non-specialized contractor headcount and power consumption reduction. During the fiscal year ended December 2012, the BPR program continued to implement new business blueprints and appropriate organizational structures to support sustainable gold output at the target NCE margins.

Portfolio Review

The Portfolio Review implemented by Gold Fields was a review of the portfolio of operations and projects, including the Sibanye Gold operations, which is intended to enable Sibanye Gold to increase its focus on providing shareholders with increased returns against the price of gold. The goal of the Portfolio Review was to focus on cash flow growth (not just production growth) and rigorous prioritization of capital expenditure and exploration spend based on the expected risk-adjusted return on investment.

Stoping Full Potential Program

Is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5% and 10% per annum, based on the fiscal year ended June 2010 actuals. This should translate to similar improvements in tons broken over the same period. This should be achieved at Sibanye Gold through the following key improvement initiatives:

•	drilling and blasting practices to improve advance per blast;

•	focus on quality blasts to improve blasting frequency (i.e. full panel blasting, full face advance) and a product size which is optimal in achieving a good milling result;

•	support, cleaning and sweeping practices to improve blasting frequency;

•	mining cycle, labor availability and training; and

•	improved pay face availability.

Developing Full Potential Program

Which is development on the horizontal plane, is a technology sub-group initiative aimed at mechanizing all flat-end development at the long-life shafts of KDC and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanized rate of 89% of flat-end development at the long-life shafts by December 31, 2012, and is largely completed.

NCE Full Potential Program

Is an initiative that aims to reduce costs at the mines by around R500 million (U.S.$60 million) over the next two years and to improve Sibanye Gold’s ability to absorb rising input costs. This program includes projects such as those discussed below:

The Energy and Utilities Project

Focuses on reducing, by the end of the fiscal year ending December 2013, power consumption associated with the use of utilities, such as water and compressed air, by a further 3%. In the fiscal year ended December 2012, savings of 6% in power consumption were achieved. This project is driven primarily at reducing the safety risk to employees of interruptible power supply, maintaining the integrity of equipment and machinery in the face of power supply risks and minimizing the erosion of operating margins due to higher power tariffs and oil prices.

Some of the key initiatives include on-line monitoring of power consumption, main fan inlet-vane control, energy-efficient lighting, energy-efficient machinery and equipment, reducing compressed air and water usage through stope shut-off valves, installing heat pumps and methane power generation. In the case of diesel, strict controls are being enforced, supported by the replacement of diesel with battery locomotives at long life shafts.

The Workplace Absenteeism Project (Unavailables Project)

Focuses on reducing workplace absenteeism by 2% in order to minimize the impact of lost shifts on production. Some of the key initiatives under this project include reducing unnecessary time spent by employees in training, work orientation and recruitment and healthcare assessment processes by creating a one-stop engagement and health assessment center, particularly for KDC. Stricter controls have been implemented to manage sick leave and its abuse, while maintaining focus on continual improvement of wellness programs and employee and union relations.

Noise and Dust Management System (Formerly Project 4M—Achievement of the MHSC Milestones, as agreed to on June 15 2003).

This initiative focuses on the MHSC milestones agreed to on June 15, 2003 at a tripartite health and safety summit comprising representatives from the government, organized labor unions and associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10 year period. In order to meet the MHSC’s Milestone noise-induced hearing loss, or NIHL, target of reducing the total noise level to not more than 110 BA, including individual pieces of equipment a number of action plans, based on the highest potential exposure sources, were implemented and are ongoing. These include, inter alia: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. South Africa also has a legislated Occupational Exposure Level, or OEL, of 85 dBA. Both the DMR and the Chamber of Mines accept the use of hearing protection devices while methods of reducing noise are explored. As of December 31, 2012, across all operations for the “NIHL” exposure above 85 dBA was 45.8%, this measurement excludes protection from hearing protection devices. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85 dBA when exposed to less than 105 dBA. A project to measure exposure while using hearing protective devices to provide further verification was started in September 2012 and is ongoing, and 1.1% of all equipment noise measurements taken were above 110 dBA, with one reading measured at a rock drill machine in a small confined space and five readings being measurements of fans where silencers must be replaced due to corrosion. Silencing of equipment is ongoing, with continued focus on replacing blocked and/or damaged silencers on machines.

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis target of reducing all silica dust measurement to below 0.1 mg/m3 a number of action plans, based on the highest potential exposure sources, were implemented. These include, inter alia: building health rooms at the training centers to coach employees on potential exposures and wearing of respiratory personal protection equipment, the installation of tip foggers, tip doors and foot wall treatment, all designed to reduce the liberation of dust into the ventilating air, installing dual stage tip filter units to improve dust filtration, managing the opening and closing of ore transfer chutes to reduce airborne dust, treating footwalls with chemicals to prevent dust in intake airways and analyzing individual filters to assist in determining exposure levels. As of December 31, 2012, only 3.5% of silica dust measurements taken were above the target of 0.1 mg/m3. Progress against all interventions is monitored monthly and reviewed quarterly. See “Directors, Senior Management and Employees—Employees—Health and Safety—Safety”. The sampling strategies have been updated to ensure compliance to the new Mandatory Airborne Pollutant Code of Practise requirements. Under this new strategy, the number of samples taken at the respective operations are expected to increase significantly to ensure that workplaces are represented separately.

Refining and Marketing

Sibanye Gold has appointed Rand Refinery Limited, or Rand Refinery, to refine all of Sibanye Gold’s South African-produced gold. Rand Refinery is a private company in which Sibanye Gold holds a 33.1% interest, with the remaining interests held by other South African gold producers.

Since October 1, 2004, Gold Fields’ treasury department has arranged the sale of all the gold production from Sibanye Gold’s operations. Rand Refinery advises Gold Fields’ treasury department on a daily basis of the amount of gold available for sale. Gold Fields’ treasury department sells the gold at a price benchmarked against the London afternoon fixing price. Two business days after the sale of gold, Sibanye Gold deposits an amount in U.S. dollars equal to the value of the gold at the London afternoon fixing price into Rand Refinery’s nominated U.S. dollar account. Rand Refinery deducts refining charges payable by Sibanye Gold relating to such amount of gold and deposits the balance of the proceeds into the nominated U.S. dollar account of Sibanye Gold. Gold Fields’ treasury department continues with this function in accordance with the Transitional Services Agreement.

World Gold Council

Sibanye Gold, as part of the Gold Fields Group, contributed to the World Gold Council, or WGC, in support of its activities at a rate of $1 per ounce. Sibanye Gold has not decided on whether it will be a member of WGC post the Spin-off.

Services

Mining activities require extensive services, located both on the surface and underground at the mines. Services include:

•	mining-related services such as engineering, rock mechanics, ventilation and refrigeration, materials handling, operational performance evaluation and capital planning;

•	safety and training;

•	housing and health-related services, including hostel and hospital operations;

•	reserves management, including sampling and estimation, geological services, including mine planning and design, and mine survey;

•	metallurgy;

•	equipment maintenance; and

•	assay services.

Most of these services are and will, post-Spin-off, be provided directly by Sibanye Gold, either at the operational level or through the regional structures, although some are provided by third-party contractors.

Sibanye Gold’s Mining Operations

Sibanye Gold conducts underground and rock dump mining operations at each site. As part of Gold Fields’ broad-based BEE transaction, during December 2010, Sibanye Gold transferred its ownership of the two entities, GFO and GFI Joint Venture Holdings (Pty) Limited, or GFIJVH, holding interest in the South Deep mine to a newly formed, 90% owned subsidiary of Gold Fields, Newshelf (Pty) Limited, or Newshelf. The South Deep production numbers are therefore excluded from the tables below as it is accounted for as a discontinued operation.

Total Operations

The following table details the operating and production results for the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010 for all operations owned by Sibanye Gold during each respective period.

	Fiscal Year Ended December,		Six-Month Transition Period Ended December,(1)	Fiscal Year Ended June,(1)
	2012	2011	2010	2010
	(unaudited)
Production
Tons milled (‘000)	12,185	14,648	7,117	13,434
Yield (g/t)	3.1	3.1	3.7	3.9
Gold produced (‘000 oz)	1,224	1,447	836	1,668
Results of operations ($ million)
Revenues	2,021.2	2,301.0	1,073.4	1,808.8
Total production cost(2)	1,669.0	1,753.4	909.1	1,523.8
Total cash cost(3)	1,331.5	1,395.8	725.9	1,217.4
Cash profit(4)	689.7	905.2	352.8	591.9
Cost per ounce of gold ($)
Total production cost	1,364	1,212	1,087	913
Total cash cost	1,088	965	868	730
Notional cash expenditure per ounce of gold produced ($)(5)	1,404	1,243	1,131	985

Notes:

(1)	The information relating to the six-month transition period ended December 2010 and fiscal year ended June 30, 2010 relates to Sibanye Gold continued operations and excludes the South Deep discontinued operation.
(2)	For a reconciliation of our total production cost to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Transition Period ended December 2010—Costs and Expenses”.
(3)	For a reconciliation of our total cash cost to production costs, see “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Transition Period Ended December 2010—Costs and Expenses”.
(4)	Cash profit represents revenues less total cash cost.
(5)	For a reconciliation of our NCE to our production cost for the, the fiscal years ended December 2012, 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

Underground Operations

The following table details the operating and production results for Sibanye Gold’s underground operations for the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010.

	Fiscal Year Ended December,		Six-Month Transition Period Ended December,	Fiscal Year Ended June,
	2012	2011	2010	2010
	(unaudited)
Production
Tons milled (‘000)	5,756	7,155	4,072	8,159
Yield (g/t)	5.9	5.6	5.9	5.9
Gold produced (‘000 oz)	1,084	1,299	769	1,535
Results of operations ($ million)
Revenues	1,789.8	2,066.5	988.0	1,664.6
Total production cost	1,521.9	1,627.0	857.3	1,462.8
Total cash cost	1,224.9	1,296.8	683.5	1,170.0
Cash profit(1)	564.9	769.7	304.5	494.6
Cost per ounce of gold ($)
Total production cost	1,405	1,252	1,114	953
Total cash cost	1,130	896	818	701

Note:

(1)	Cash profit represents revenues less total cash cost.

The amount of gold produced from underground operations decreased from 1.30 million ounces in the fiscal year ended December 2011 to 1.08 million ounces in the fiscal year ended December 2012. This decrease was due to approximately six weeks of strike action from September through to November and a fire at KDC’s Ya Rona Shaft No. 4.

Surface Operations

The following table details the operating and production results for Sibanye Gold’s surface operations for the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010. Surface operations include the surface rock dump material at the KDC and Beatrix mines.

	Fiscal Year Ended December,		Six-Month Transition Period Ended December,	Fiscal Year Ended June,
	2012	2011	2010	2010
	(unaudited)
Production
Tons milled (‘000)	6,429	7,493	3,045	5,275
Yield (g/t)	0.7	0.6	0.7	0.8
Gold produced (‘000 oz)	140	147	66	133
Results of operations ($ million)
Revenues	231.4	234.5	85.4	144.2
Total production cost	147.1	124.2	46.5	58.6
Total cash cost	106.6	99.0	37.1	46.9
Cash profit(1)	124.8	135.5	48.3	97.3
Cost per ounce of gold ($)
Total production cost	1,050	842	699	441
Total cash cost	761	671	557	353

Note:

(1)	Cash profit represents revenues less total cash cost.

Tons milled from the surface operations decreased from 7.5 million tons in fiscal 2011 to 6.4 million tons in the fiscal year ended December 2012, mainly due to illegal strikes and lower throughput at surface rock dump material.

KDC Operation

Introduction

The KDC mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 60 kilometers southwest of Johannesburg. It is South Africa’s largest mine by gold production, with KDC West having produced more than 100 million ounces of gold during its 75 year history. KDC is comprised of the Driefontein and Kloof mines, which were consolidated during the fiscal year ended June 30, 2010 under a single management team as part of the BPR program.

In the fiscal year ended December 2012, KDC produced 0.935 million ounces of gold. As of December 31, 2012, KDC had approximately 26,200 employees and approximately 4,100 outside contractors.

History

The Driefontein operation was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952. The Kloof operation was the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

Geologically, the KDC mine is located on the northwestern and western rims of the Witwatersrand Basin. Three primary reefs are exploited: the Ventersdorp Contact Reef, or VCR, located at the top of the Central Rand Group; the Carbon Leader Reef, or Carbon Leader, near the base; and the Middelvlei Reef, or MVR, which stratigraphically occurs some 50 to 75 meters above the Carbon Leader.

The Driefontein operation is located in the West Wits Line that forms part of the Far West Rand of the Witwatersrand Basin. The operation is geologically divided into an eastern section and a western section, separated by a bank anticline and associated faulting. Gold mineralization at the Driefontein operation is contained within three reef horizons. The Carbon Leader, the VCR and the MVR occur at depths of between 500 meters and 4,000 meters. Stratigraphically, the Carbon Leader is situated 40 to 70 meters below the VCR and the MVR and is a generally high-grade reef comprising different facies and dips to the south at approximately 25 degrees. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The MVR is a secondary reef, situated approximately 50 meters above the Carbon Leader, and, at present, it is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

The Kloof operation lies between the Bank Fault to the west, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a 1.5-kilometer up-throw to the east. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north- northeast trending dykes that show little to no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west-southwest trend, with throws of 1 to 15 meters. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

Mining

KDC is comprised of 13 producing shaft systems that mine different contributions from pillars and open ground and six gold plants of which two process mainly underground ore and four process mainly surface material. The current preferred mining method at KDC is breast stoping with closely spaced dip pillar mining, with limited application of scattered and remnant pillar mining in the mature areas. Shafts No. 1 (East), 3 (East), 4 (East) and 7 (East) provide the main centers of current production at the KDC East operation. At older portions of KDC West, including Shafts No. 2 (West), 6 (West) and 8 (West), production is focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shafts No. 1 (West), 4 (West) and 5 (West), the focus is on scattered or closely spaced dip pillar mining. In the far western portion of the mine, at Shafts No. 10 (West) and 6 Tertiary (West), reclamation and cleaning operations are being conducted. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary (West) and Shaft No. 5 Sub-Vertical (West), employ the closely spaced dip pillar mining method.

Over the last several years, the planned extraction schedule for the Shaft No. 1 (East) pillar, or the Main Shaft Pillar, in the VCR was reduced in order to decrease seismicity. Alternative scenarios that are being reviewed include not mining the inner section of the pillar in order to protect the Main Shaft infrastructure. Moreover, the profile for Shaft No. 7 (East) has also been significantly reduced and simulations of building up Shaft No. 4 (East) production to replace the declining Shaft No. 7 (East) profile are underway. Shaft No. 8 (East) is predominantly mining the lower-grade MVR with reduced remnant mining on the VCR horizon.

As a result of the electricity stoppages experienced in 2008, and capital allocation decisions, sinking operations at Shaft No. 9 (West) were suspended indefinitely. In the interim, KDC will continue with the drilling program in the area below the lowest area currently being mined, targeting the area expected to be accessed by Shaft No. 9 (West). Sibanye Gold is also conducting an optimization study on mining below current infrastructure. This study is currently investigating a viable alternative to the Shaft No. 9 (West) project, such as a phased mini-decline system.

KDC continued to process low-grade surface material in the fiscal year ended December 2012, for which the biggest risk was a decrease in grade of the remaining dumps. Grade management is undertaken through the screening of material to separate out the smaller fraction sizes of ore, which tend to be of higher grade. This process reduced the tonnage that was available for processing.

Detailed below are the operating and production results at KDC for the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 for the fiscal year ended June 2010.

	Fiscal Year Ended December,		Six-Month Transition Period Ended December,	Fiscal Year Ended June,
	2012	2011	2010	2010
	(unaudited)
Production
Tons milled (‘000 oz)	8,817	10,831	5,152	10,383
Yield (g/t)	3.3	3.2	3.8	3.8
Gold produced (‘000 oz)	935	1,100	634	1,276
Results of operations ($ million)
Revenues	1,543.4	1,745.5	814.4	1,384.2
Total production cost(1)	1,258.4	1,336.2	681.6	1,152.8
Total cash cost(2)	1,007.8	1,059.7	545.4	926.1
Cash profit(3)	535.6	685.8	269.0	458.0
Cost per ounce of gold ($)
Total production cost	1,346	1,215	1,075	903
Total cash cost	1,078	963	860	726
Notional cash expenditure per ounce of gold produced ($)(4)	1,402	1,248	1,149	1,149

Notes:

(1)	For a reconciliation of our total production cost to production costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Transition Period ended December 2010—Costs and Expenses”.
(2)	For a reconciliation of our total cash cost to production costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Transition Period Ended December 2010—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash cost.
(4)	For a reconciliation of our NCE to our production cost for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

Total tons milled decreased from 10.8 million tons in fiscal 2011 to 8.8 million tons in the fiscal year ended December 2012 primarily due to a decrease in underground mining volumes, caused by unplanned stoppages, which included industrial action and an underground fire at the Ya Rona Shaft. Gold production was 1.1 million ounces in the fiscal year ended December 2011 compared with 0.9 million ounces in the fiscal year ended December 2012. The overall yield in the fiscal year ended December 2012 increased to 3.3 grams per ton compared to 3.2 grams per ton in the fiscal year ended December 2011 due to an 8% higher underground yield partly offset by a lower proportion of underground ore mined and processed.

The KDC operation is engaged in both underground and rock dump mining, and is thus subject to all of the mining risks discussed in “Risk Factors”. The primary safety challenges facing the KDC underground operation include falls of ground, seismicity, flammable gas, water intrusion and temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, KDC requires an extensive cooling infrastructure. Sibanye Gold seeks to reduce the impact of seismicity at KDC by using the closely spaced dip pillar mining method. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Additionally, KDC has instituted a number of initiatives to reduce the risks posed by seismicity, including a detailed analysis of previous seismic events, precondition blasting and backfilling, the use of a support system to reduce the impact of seismic ground motion and to monitor seismic risk parameters to allow quicker reactions to changes. Centralized blasting systems have also been installed to allow better control of blasting so that most of the mine seismicity is triggered during off-shift periods. Continued reviews of remnant and pillar mining areas were also conducted during the year leading to the stoppage of extraction at numerous higher risk areas across the mine. These stoppages reduced the falls of ground incidents, improving mine safety. As part of the Fall of Ground, or FOG, Strategy, in-stope roof bolting and netting were introduced and the roll-out started in November 2011. By April 2012, all panels on KDC were on in-stope bolts and netting. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. KDC has a risk management system in place that guides the mining of the rock dumps to minimize these risks.

In total, during the fiscal year ended December 2012, there were 10 fatalities at KDC. Of these, one was due to an electrocution, one was due to a fall of ground, two due to tramming related accidents and one due to an accident while cleaning a tank. A further accident, in which five employees were fatally injured, resulted from a fire at one of the KDC shafts on June 30, 2012. KDC East reopened on July 3, 2012 and KDC West reopened on

July 9, 2012. The fire in the affected shaft was extinguished on August 14, 2012; however, this shaft remained closed subject to a Section 54 order issued by the DMR, and reopened on October 17, 2012, although production did not recommence at that time due to the labor actions described below, please see “Risk Factors—Risks related to South Africa—Sibanye Gold’s operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens, and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws” for more information. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for the fiscal year ended December 2012 was 8.10 lost time injuries for every million hours worked, as compared to a lost time injury frequency rate of 7.95 for calendar 2011 and 6.31 for calendar 2010. The fatal injury frequency rates for the fiscal year ended December 2012, 2011 and 2010 were 0.15, 0.17 and 0.13 fatalities for every million hours worked, respectively. Since December 31, 2012, no fatalities were recorded. A major source of accidents in the mine remains falls of ground, which make up approximately 34% of all accidents. A 33% improvement has been made in terms of the number of falls of ground related accidents since 2011. During the fiscal year ended December 31, 2012, after each major mine incident or accident, KDC received, and complied with, various instructions to halt operations from the Principal Inspector of the Gauteng area of the DMR. See “Directors, Senior Management and Employees—Employees—Health and Safety—Safety”. There were 27 formal work stoppages issued at the mine by the DMR during the fiscal year ended December 2012. These were issued as a result of either fatal or serious accidents, or as a result of deemed inadequate controls implemented for site specific hazards identified during inspections. Further, KDC, like several other South African gold mining operations, was affected by work stoppages that impacted much of the South African mining industry. Workers at KDC West went on strike from September 9, 2012 until October 18, 2012 and workers at KDC East went on strike from August 29, 2012 to September 5, 2012 and again from October 14, 2012 until October 23, 2012, when 8,100 workers were dismissed for failing to return to work, with 7,600 appealing that dismissal. After an appeal process, the majority of these employees returned to work on November 6, 2012. See “Risk Factors—Risks related to Sibanye Gold’s business—Sibanye Gold’s operations and profits have been and may be adversely affected by strikes, union activity and new and existing labor laws.”

The total shaft hoisting capacity of KDC is detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1 (West)	105,000
No. 2 (West)	165,000
No. 4 (West)(1)	57,000
No. 5 (West)	70,000
No. 6 (West)(2)	66,000
No. 7 (West)(3)	—
No. 8 (West)	66,000
No. 10 (West)(2)	—
No. 1 (East)	95,000
No. 3 (East)(1)	76,000
No. 4 (East)	82,000
No. 7 (East)	137,000
No. 8 (East)	73,000

Notes:

(1)	These shafts do not hoist material to the surface. The hoisting capacity refers to sub-surface hoisting.
(2)	Shafts No. 6 Tertiary (West) and 10 (West) are currently only operated on a limited scale, with the focus on reclamation and cleaning.
(3)	Shaft No. 7 (West) is currently only operated on a limited scale, and is being used for transporting employees and materials.

Assuming no increase or decrease in the reserve estimates at KDC and no changes to the mine plan, the KDC December 31, 2012 proven and probable reserves of 10.2 million ounces (9.7 million ounces if excluding surface sources) of gold should be sufficient to maintain production through approximately fiscal 2027. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management,” there are numerous factors which can affect reserve estimates and the mine plan, which thus could materially change the life of mine.

KDC achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the fiscal year ended December 2012, for each of the plants at KDC as of December 31, 2012:

Processing Techniques

Plant	Year commissioned(1)	Comminution phase	Treatment phase	Capacity(2)	Average milled for the fiscal year ended December 2012	Approximate recovery factor for the fiscal year ended December 2012(5)
				(tons/month)	(tons/month)
KDC West DP 1	1972	SAG milling	CIP treatment and electrowinning	255,000	157,000	97%
KDC West DP 2	1964	SAG/ball milling	CIP treatment(3)	200,000	148,000	91%
KDC West DP 3	1998	SAG milling	CIP treatment(3)	115,000	90,000	91%
KDC East KP 1	1968	Pebble milling	CIP treatment(4)	170,000	138,000	84%
KDC East KP 2	1989	SAG milling	CIP treatment and electrowinning	162,000	150,000	98%
KDC East Python 1(4)	2011	Crushing	Flotation	71,000	53,000	82%

Notes:

(1)	KDC West DP 1 was substantially upgraded in the fiscal year ended June 30, 2004, and KDC West DP 2 was substantially upgraded in the fiscal year ended June 30, 2003. KDC West DP 3 was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, KDC West DP 3 lists the year commissioned as a gold plant.
(2)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(3)	After CIP treatment, electrowinning occurs at KDC West DP 1 or KDC East KP 2.
(4)	KDC East Python 1 commissioned during 2011.
(5)	Percentages are rounded to the nearest whole per cent.

In the fiscal year ended December 2012, the KDC plants collectively extracted approximately 96% of the gold contained in ore delivered for processing.

Capital Expenditure

Sibanye Gold spent approximately U.S.$296 million on capital expenditures at the KDC operation in the fiscal year ended December 2012 primarily on metallurgical growth plant, residential upgrades, technical projects, self rescue packs and ore reserve development. Sibanye Gold has budgeted approximately U.S.$264 million of capital expenditures at KDC for the fiscal year ended December 2013, principally for the Shaft No. 4 (East) expansion, Python growth plant, employee accommodation and ore reserve development.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometers southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. Beatrix operates under mining rights covering a total area of approximately 16,800 hectares. Beatrix has four shaft systems, with five ventilation shafts to provide additional up-cast and down-cast ventilation capacity and is serviced by two metallurgical plants. It is a shallow to intermediate-depth mining operation, at depths between 700 meters and 2,200 meters below surface. Beatrix requires cooling infrastructure to maintain an underground working environment conducive to health and safety for workers at depth. The mine therefore has a refrigeration and cooling infrastructure in both its North and West Sections. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In the fiscal year ended December 2012, Beatrix produced 0.289 million ounces of gold. As of December 31, 2012, Beatrix had approximately 9,200 employees and approximately 1,100 outside contractors.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shafts No. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs are developed on the Aandenk erosional surface and dip to the north and northeast at between four degrees and nine degrees.

In general, the BXR occurs at depths of between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate beds with sharp erosive basal contacts. A general east-west trending pay-zone, some 500 to 800 meters wide, has been identified east of Shaft No. 4 and is known as the main channel Zone 2. In addition, surface exploratory drilling and underground development has confirmed the reserves to the south of Beatrix’s Shaft No. 4 main channel in Zone 5, which now represents the majority of the reserves at the operation. Ongoing development and underground exploration drilling has continued over the past fiscal year so that all facies and structures have been updated and layouts and planning adapted. All new information is used as part of customary mine planning practices.

Mining

Beatrix is managed as three operational sections: the North Section (comprising Shaft No. 3), the South Section (comprising Shaft No. 2 and Shaft No. 1) and the West Section (comprising Shaft No. 4). No shafts were closed or opened in the fiscal year ended December 2011 or the fiscal year ended December 2012. On February 20, 2013, Shaft No. 4 at Beatrix was closed following a fire. The fire did not result in any fatalities, and the Shaft partially reopened on February 26, 2013. However, management expects that the area directly affected by the fire may not be fully accessible until June 2014 at the earliest. As a result of the fire, Sibanye Gold has entered into a consultation process with the labor unions and the DMR to consider available options, including retrenchments, at Beatrix. At the North Section, a variety of activities, including drilling, are primarily powered by hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground and machine efficiency, lower noise levels and reduced electrical power usage.

Mining at Beatrix is based upon a scattered mining method with the North Section being the primary source of production. Management is focused on increasing development volumes at Shafts No. 3 and No. 4 to provide future mining flexibility and ore body definition. However, cessation of activities on some levels, as well as delays associated with water intersections and secondary support upgrading, resulted in a 14% decrease in main development volumes at Beatrix in the fiscal year ended December 2012, as compared to the fiscal year ended December 2011. The emphasis on development volumes is planned to continue in the fiscal year ending December 2013. Overall stoping volumes per month at Beatrix decreased by 15% between the fiscal year ended

December 2011 and the fiscal year ended December 2012. During the fiscal year ended December 2012, development stoping volumes decreased year on year due to the illegal strike, safety-related stoppages, crew moves to manage the mining mix and a lack of mining flexibility. Beatrix continues to investigate options to improve the mine call factor.

The overall mining grade at the North Section rose between the fiscal year ended December 31, 2011 and the fiscal year ended December 31, 2012, although gold output was affected by lower volumes.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. For example, in the fiscal year ended December 2012, ongoing improvements were made to rail tracks and ventilation, to increase the logistics capacity and support future mining volumes. Beatrix participates in the BPR program to, among other things, reduce energy and utility consumption. Beatrix also participates in a carbon credit program, whereby it will earn carbon emission reduction credits by extracting underground methane. Such methane can also be used to generate electricity. See “Key Information—Risk Factors—Risks related to Sibanye Gold’s business—Power stoppages, fluctuations and usage constraints may force Sibanye Gold to halt or curtail operations”.

Detailed below are the operating and production results at Beatrix for the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010.

	Fiscal Year Ended December,		Six-Month Transition Period Ended December,	Fiscal Year Ended June,
	2012	2011	2010	2010
Production
Tons milled (‘000)	3,368	3,817	1,965	3,051
Yield (g/t)	2.7	2.8	3.2	4.0
Gold produced (‘000 oz)	289	347	202	392
Results of operations ($ million)
Revenues	477.8	555.4	259.1	424.6
Total production cost(1)	408.4	415.0	215.3	368.1
Total cash cost(2)	323.7	336.1	175.3	290.8
Cash profit(3)	154.1	219.5	83.8	134.3
Cost per ounce of gold ($)
Total production cost	1,414	1,197	1,066	940
Total cash cost	1,121	969	868	742
Notional cash expenditure per ounce of gold produced ($)(4)	1,400	1,221	1,098	985

Notes:

(1)	For a reconciliation of our total production cost to production costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Results of Operations—Years Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Transition Period Ended December 2010—Costs and Expenses”.
(2)

For a reconciliation of our total cash cost to production costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 2012 and 2011—Costs and Expenses”, “Operating and Financial Review and

Prospects—Results of Operations—Fiscal Years Ended December 2011 and June 2010—Costs and Expenses” and “Operating and Financial Review and Prospects—Results of Operations—Six-Month Transition Period Ended December 2010—Costs and Expenses”.
(3)	Cash profit represents revenues less total cash costs.
(4)	For a reconciliation of our NCE to our production costs for the fiscal year ended December 2012, the fiscal year ended December 2011, the audited six-month transition period ended December 2010 and the fiscal year ended June 2010, see “Operating and Financial Review and Prospects—Notional Cash Expenditure”.

Total tons milled decreased from 3.82 million tons in the fiscal year ended December 2011 to 3.37 million tons in the fiscal year ended December 2012. The decrease was primarily due to the illegal strike, flexibility constraints at the underground operations and limited availability to mill surface material due to a faulty gear box at one plant. Gold production was lower in the fiscal year ended December 31, 2012 and the overall recovered grade in the fiscal year ended December 2012 decreased marginally compared with fiscal year ended December 2011 due to a lower proportion of higher underground ore.

Beatrix processed 1.30 million tons of low grade material during the fiscal year ended December 2012. The increase in the total cash cost per ounce of gold and the total production cost per ounce of gold between the fiscal years ended December 2011 and December 2012 resulted primarily from the increase in operating costs and amortization costs and the lower production.

The Beatrix mine is engaged in underground and surface mining, and thus is subject to all of the underground and surface mining risks discussed in “Risk Factors”. The primary safety risks at Beatrix are falls of ground, tramming accidents, winches, ventilation control and flammable gas explosions. Beatrix does experience seismic events and, while the seismic risk is much lower at Beatrix than it is at KDC, the operation manages these events with a seismic network consisting of several geophones.

During the fiscal year ended December 2012, the focus of training at Beatrix remained on addressing the predominant causes of incidents, namely falls of ground, tramming and winches/rigging, which were part of a formal remedial action tracking system. Methane hazard awareness training also remains an area of focus.

The mine has an ongoing methane management system which includes the declaration by competent ventilation staff of certain locations as hazardous, methane emission rate monitoring and ongoing awareness campaigns, as well as the deployment of gas, velocity and fan sensors connected to an electronic telemetry system to act as early warning. These safety systems are monitored on a 24-hour basis from a central control room from which action could be taken in the event of alarm.

Beatrix achieved one million fatality free shifts during the fiscal year ended December 2012. Although there were six fatalities at Beatrix in the fiscal year ended December 2012, Beatrix experienced no shaft closures for any material length of time due to accidents. Three of these fatalities were tramming related, one fatality was due to a gravity related fall of ground, one fatality was the result of a shaft conveyance incident and one fatality was due to a drilling accident. On a calendar year basis, the lost time injury frequency rate (see “Defined Terms and Conventions”) for the fiscal year ended December 2012 was 3.54 lost time injuries for every million hours worked, as compared with 2.92 lost time injuries for every million hours worked in calendar 2011 and 3.31 in calendar 2010. In the fiscal year ended December 2012, the fatal injury frequency rate was 0.25 fatalities for every million hours worked, while the rate was 0.19 and 0.18 in the fiscal years ended December 2011 and 2010, respectively. Since December 31, 2012, there has been one fatality of an employee due to an accident involving stoping activities.

In the fiscal year ended December, 2012, Beatrix, like several other South African gold mining operations, was affected by work stoppages that had an impact on much of the South African mining industry. Workers at Beatrix West went on strike on September 21, 2012 and workers at Beatrix North and South went on strike on September 24, 2012. On October 16, 2012, the strike at Beatrix North and South ended. On October 18, 2012, the strike at Beatrix West ended. See “Risk Factors—Risks related to Sibanye Gold’s business—Sibanye Gold’s operations and profits have been and may be adversely affected by strikes, union activity and new and existing labor laws” and “Directors, Senior Management and Employees—Employees—Labor Relations”.

The total shaft hoisting capacities of Beatrix as of December 31, 2012 are detailed below.

Shaft System	Hoisting capacity
(tons/month)
No. 1	138,000
No. 2	138,000
No. 3	170,000
No. 4	120,000

Assuming no increase or decrease in the reserves estimates at Beatrix and no changes to the current LoM plan, Beatrix’s December 31, 2012 proven and probable reserves of 3.4 million ounces of gold will be sufficient to maintain production through to approximately the 2025 financial year. However, as discussed earlier in “Risk Factors” and “—Mine Planning and Management”, there are numerous factors which can affect reserve estimates and the mine plan, which could thus materially change the LoM.

Beatrix achieved full compliance certification under the International Cyanide Management Code in July 2009 and retained its OHSAS 18001 certification during the fiscal year ended December 2012.

Processing

The following table sets forth the year of commissioning, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the fiscal year ended December 2012, for each of the plants at Beatrix.

Processing Techniques

Plant	Year commissioned	Comminution phase	Treatment phase	Capacity(1)	Average milled for the year ended December 2012	Approximate recovery factor for the year ended December 2012(2)
				(tons/month)	(tons/month)
No. 1 Plant	1983	SAG milling	CIL treatment	246,000	174,000	95%
No. 2 Plant	1992	SAG milling	CIP treatment	130,000	106,000	88%

Notes:

(1)	Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.
(2)	Percentages are rounded to the nearest whole per cent.

In the fiscal year ended December 2012, the Beatrix plants collectively extracted approximately 95% of gold contained in ore delivered for processing.

Capital Expenditure

Sibanye Gold spent approximately U.S.$80 million on capital expenditures at the Beatrix operation in the fiscal year ended December 2012, primarily on infrastructure upgrade and infrastructure redevelopment and ore reserve development. Sibanye Gold budgeted approximately U.S.$90 million on capital expenditures at Beatrix for the fiscal year ending December 2013, primarily on ore reserve development and continuing hostel accommodation changes.

Insurance

Our insurance policies provide coverage for general liability, accidental loss or damage to its property, business interruption in the form of fixed operating costs or standing charges, material damage and other losses. While management believes that the scope and amount of insurance coverage is adequate, taking into account the probability and potential severity of identified risks, not all potential losses are covered. We do not insure all potential losses associated with our operations as some insurance premiums are considered to be too high, some risks are considered too remote to insure and some types of insurance cover are not available. Should an event occur for which there is no or limited insurance cover, this could affect our cash flows and profitability.

Our insurance coverage is consistent with customary practice for a gold mining company of our size with similar operations. See “Key Information—Risk Factors—Risks related to Sibanye Gold’s business—Sibanye Gold’s insurance coverage may prove inadequate to satisfy potential claims”.

The South African Gold Mining Industry

Background

Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades in amounts as low as 0.5 grams/metric ton (open pit). The majority of gold production is used for jewelry production and for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity make it the metal of choice in a number of industrial applications.

Global Markets

Demand

The two main categories of demand for gold are fabrication (primarily jewelry) and investment (private and governmental). The demand for gold in 2012 was 4,406 tons or U.S.$236 billion in value terms (not reflecting over-the-counter, or OTC, investments and stock flows), comprised of jeweler fabrication (43%); investments (35%); and technological applications (10%), according to the WGC. Gold demand over the last few years has been mainly driven by China and India, which accounted for 28% and 24% of the total global demand for 2012 and 2011, respectively. Significant private investment demand for gold is generated by gold ETFs and similar products, which accounted for 6% of the total global demand for 2012. This was almost one and a half times the amount experienced in 2011, where ETFs and similar products accounted for 4%. Demand for official gold purchases is driven by central banks, government bodies, supranational organizations and other investors. Gold is typically used as a “natural hedge” against inflation, a fact that could impact the demand for gold given the recently announced commitment for asset purchases by the U.S. Federal Reserve, currently the largest holder of gold reserves. Technological applications demand is mainly generated by automotive electronics, industrial electronics and wireless equipment.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply but has been steadily falling since 2001 as lower grades and lack of investment during periods of low gold prices more than offset production from new mines. Gold supply in 2012 totaled 4.453 tons (out of which mine production was 64%), according to the WGC. However, with the strength in gold prices, a number of new operations are expected to commence production in the coming years which could increase the outlook for mine production.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities, however there has been a steady increase in the gold price due to rising investment demand against a backdrop of relatively flat supply as declining mine production and official sector sales offset rising scrap volumes. The closing gold price on April 19, 2013 was U.S.$1,406 per ounce. In 2012, the spot gold price was as high as U.S.$1,792 and as low as U.S.$1,540.

South African Market

Overview

South Africa is the 2nd largest holder of gold reserves in the world with approximately 6,000 tons, as estimated by the USGS. South Africa was the world’s largest gold producing country until 2007 when China overtook South Africa. In 2012, it is estimated that South Africa will be the 5th largest gold producing country globally with 6.3% share of the gold mine supply, as well as approximately 170 and 181 tons of mine production in 2012 and 2011, respectively, according to the USGS. As many of the South African mines have deep underground deposits, gold mining costs in South Africa are typically higher compared to other geographies.

Top Producers

Based on fiscal 2011 production (the latest available data), the key gold producers in South Africa were Gold Fields, AngloGold and Harmony, which produced 1.7, 1.6 and 1.1 million ounces, respectively, in South Africa in 2011 and together accounted for approximately 68 % of the total gold production in South Africa for the year, according to the information provided by the companies and the USGS. Based on 2011 production, AngloGold was the third largest gold producer in the world with 20 operations in 10 countries and the second largest producer in South Africa. Gold Fields was the fourth largest gold producer in the world and the largest gold producer in South Africa with eight operating mines in four countries. Harmony was the third largest gold producer in South Africa with operations in South Africa and Papua New Guinea.

Mines

There are 35 large-scale gold mines currently operating in South Africa, the majority of which are underground mines. Most of the gold deposits currently being mined in South Africa are narrow-vein, deep underground deposits that lend themselves to labor intensive, manual forms of extraction. However, new technologies have been developed that facilitate the mechanization of new mines allowing these deposits to be mined in a more economic manner.

Industry labor

Many of South Africa’s operating gold mines are labor intensive. Strikes over remuneration and working conditions have been a persistent feature of the mining industry in South Africa. Worker pay has been rising in the gold mining industry in South Africa at a strong pace with average wage inflation being consistently higher than the benchmark inflation. According to the DMR, as at the end of 2009, the gold mining sector in South Africa comprised 159,925 employees.

Environmental and Regulatory Matters

Environmental

Sibanye Gold’s operations are subject to various laws relating to the protection of the environment. South Africa’s Constitution Act No. 106 of 1996 grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act, No. 107 of 1998, or NEMA, as well as various other related pieces of legislation grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Under the terms of the MPRDA, all prospecting and mining operations are to be conducted according to an environmental management plan/program which must be approved by the DMR. Directors will be held liable under provisions of the MPRDA and NEMA for any environmental degradation. See “—Mineral Rights”.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan/program, which supports a mine closure plan. Sibanye Gold funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The current estimated cost for rehabilitation associated with premature closure is fully funded in the form of cash in DMR-controlled trust funds and insurance guarantees. The trust fund system enables annual revisions and associated payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to rehabilitate any mine after operations have ceased.

Under the National Water Act 36 of 1998, or the National Water Act, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under this Act. In addition, the National Water Act governs waste water and waste water discharge into water resources. Sibanye Gold continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of its South African mines. The Kloof operation was issued a water use license in December 2008 that expired in December 2011. Gold Fields applied for renewal of, and amendments to, this license. Pending approval of the Kloof water use license, Gold Fields obtained a regulatory directive, or the Kloof Directive, from the DWA, that permits the continuation of water uses at its Kloof operations while its application for renewal of, and amendments to, its water use license was being processed. Prior to February 2011, the Kloof operation had been in compliance with the license granted to it in 2008. However, from February 2011 to September 2011, the water discharged from one of the shafts of the KDC operation covered by the Kloof license exceeded the discharge parameters specified by the license. Gold Fields informed the DWA and other relevant regulators and has investigated the cause of the increased discharge. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of the KDC operation. Based on this information, the Kloof Directive described above included an increase to the discharge limits of that specific discharge point. As of December 9, 2011, the date of issue of the Kloof Directive, the water discharged from the shaft covered by the Kloof water use license has been in compliance with the discharge parameters specified in the Kloof Directive. The Driefontein operation was also issued a water use license in October 2010. However, due to certain inaccuracies and discrepancies in the information provided for the water use license, Sibanye Gold is in discussions with the DWA to revise the license. In addition, once this process is complete, Sibanye Gold intends to apply for an amendment to the Driefontein water use license to add certain water uses not previously required. Sibanye Gold believes that it is discharging water within the parameters of the Driefontein license but there can be no assurance that a revised license will be issued or that the DWA will not determine that Sibanye Gold is in non-compliance with its requirements.

The DWA has advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless proactively submitted a water use license application, which is currently being processed. Therefore, management believes that all of its operations now have all required authorizations to undertake regulated water uses for purposes of carrying out its mining operations.

Under the National Environmental Management Air Quality Act, 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities. Sibanye Gold is drafting a plan to ensure it is in compliance with the Air Quality Act.

The National Environmental Management Amendment Act, No. 62 of 2008, or NEMAA, was promulgated on January 9, 2009 and came into effect on May 1, 2009. The Minerals and Petroleum Resources Development Amendment Act, No. 49 of 2008, or MPRDAA, was promulgated on April 21, 2009, although a commencement date has not been proclaimed by the President. The 2010 Environmental Impact Assessment Regulations, or EIA Regulations, as contained in Government Notices 543-546 of June 18, 2010, commenced on August 2, 2010. These replace the 2006 EIA Regulations. The effect of the amendments as contained in the NEMAA and the MPRDAA will ultimately mean that NEMA will be responsible for all environmental authorizations for and relating to mining and the Minister of Water and Environmental Affairs will be the relevant authority. Until the MPRDAA comes into effect, as well as during the first 18-month period after such effect, the MPRDA is the applicable legislation and the Minister of Mineral Resources is the responsible authority for all environmentally related mining activities. The Minerals and Petroleum Resources Development Amendment Bill was published on December 27, 2012 for public comment. This bill contains further environmental provisions relating to the requirement to obtain environmental authorizations in relation to prospecting, mining, production and exploration operations, where necessary.

The South African government is considering the introduction of a carbon tax with effect from January 1, 2015 to reduce greenhouse gas emissions. The South African 2012 Budget Review indicated that the proposed carbon tax will be Rand 120 per ton of CO2-e emitted above certain thresholds. The tax rate will increase by 10% a year, reaching R210 per ton CO2-e by 2020. However, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until 2020, along with certain “offsets” set at 5% or 10% of tax liability, a carbon intensity correction based on industry benchmarks and a correction for international trade exposure of 5% to 10% of tax liability, which together may allow for a cumulative reprieve from tax liability of up to 90%. The 60% discount and the associated tax reprieves will be scaled back gradually from 2020 until 2050 and may be replaced by absolute emissions thresholds thereafter. The 2013 Budget Review indicated that an updated policy paper would be published by March 31, 2013 for further comment and consultation; however, as of the date of this annual report, the policy paper has not been published.

The National Environmental Management Waste Act, 2008, or the Waste Act, commenced on July 1, 2009 with the exception of certain sections relating to contaminated land. Responsible waste management has become a priority for the Department of Environmental Affairs, or the DEA. Sibanye Gold is currently working with the DEA in order to ensure it is in compliance with the Waste Act.

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The DEA has indicated that enforcement will improve and Environmental Management Inspectors have been appointed under NEMA. The Environmental Management Inspectors have commenced and are finishing environmental inspections and investigations at some of the major industrial facilities. The focus to date has been on those industries that impact heavily on air quality, such as platinum mines and the steel industry.

Sibanye Gold undertakes activities which are regulated by the National Nuclear Regulator Act, No. 47 of 1999, or the NNR Act. The NNR Act requires Sibanye Gold to obtain authorization from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. The NNR has alleged certain non-compliance issues relating to radiation levels in water running adjacent to certain of Sibanye Gold’s properties. Sibanye Gold does not concede the accuracy of the NNR samples and has taken its own samples, which have proven to be acceptable. Despite this and Sibanye Gold’s belief that it has not breached compliance with the NNR Act, it is in regular ongoing discussions with the NNR regarding the possible remediation of these areas as part of an industry initiative. All of Sibanye Gold’s mining operations possess and maintain Certificates of Registration issued by the NNR.

Health and Safety

The principal objective of the South African Mine Health and Safety Act No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimize health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of the MHSI (which inspectorate is part of the DMR and the process of enforcement). Under the Mine Health and Safety Act, an employer is obligated, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety.

The Mine Health and Safety Amendment Act No. 74 of 2008, or the Mine Health and Safety Amendment Act, came into operation on May 30, 2009. It criminalizes violations of the Mine Health and Safety Act and increases the maximum fines. Any owner convicted in terms of the above offenses may have its mining licenses withdrawn or suspended, be fined up to R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being Rl million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offenses of contravening or failing to implement provisions of the Mine Health and Safety Act resulting in a person’s death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person’s actions, have not yet come into effect. Several mining companies objected to them on constitutional grounds and the government agreed that they would not come into effect pending further discussion with the industry. In the fiscal year ended December 2011, the DMR increased enforcement of certain provisions of the Mine Health and Safety Act with respect to compliance with, and adoption of, leading practice at all mines. The principal health risks associated with Sibanye Gold’s mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye Gold’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The ODMWA governs the payment of compensation and medical costs related to certain illnesses, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Sibanye Gold to employees from its existing facilities. Pursuant to proposed changes in the ODMWA, Sibanye Gold may experience an increase in the cost of these services. See “Key Information—Risk Factors—Risks related to South Africa—Sibanye Gold’s operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens, and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”. This increased cost, should it transpire, is currently indeterminate.

Until recently, the mining industry believed, as previous cases had indicated, that a provision in the Compensation for Occupational Injuries and Diseases Act No. 130 of 1993, or the COIDA, precluded an employee from recovering any damages from the employer for an occupational injury or disease resulting in his disablement or death, if compensation had been paid to the employee either under COIDA or under the ODMWA. The ODMWA governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case-by-case basis, it is nevertheless possible that such a ruling could expose Sibanye Gold to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of a class action or similar group claim. Such actions may also arise in connection with incidences of such diseases in communities proximate to Sibanye Gold’s mines. In the second half of 2012, two suits were filed against several South African mining companies, including Gold Fields and Sibanye Gold, on behalf of current and former gold mine workers and the dependants of gold mine workers who have contracted or died from silicosis or other occupational lung diseases. See “—Legal Proceedings”.

If a significant number of such claims were suitably established against Sibanye Gold, the payment of compensation for the claims could have a material adverse effect on Sibanye Gold’s business, reputation, results of operations and financial condition. In addition, Sibanye Gold may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to remediate these matters or resolve any outstanding claims or other potential action.

Mineral Rights

The MPRDA

The MPRDA came into effect on May 1, 2004. The MPRDA transferred ownership of mineral resources (which includes the rights to grant prospecting and mining rights on behalf of the nation) to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Mining companies are required to apply for the right to mine and/or prospect. In accordance with the MPRDA, the DMR on April 29, 2009 published the Code relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code, the operation of which appears to be in abeyance.

Under the MPRDA, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals Resources when exercising her discretion whether to grant these applications. A mining right can be canceled if the mineral to which such mining right relates is not mined at an “optimal” rate. In November 2006, the DMR approved the conversion of Sibanye Gold’s mining licenses under the old regulatory regime at Kloof, Driefontein and Beatrix into rights under the new regime. All of Sibanye Gold’s mines have received their new-order mining rights. Pursuant to the terms of the MPRDA, a Mining Charter for effecting entry of HDSAs into the mining industry was developed to guide the DMR in the conversion of old order mineral rights, the granting of new order mineral rights and the granting of consent relating to the transferability and encumbrance of mineral rights. The Mining Charter became effective on May 1, 2004. The Mining Charter’s stated objectives are to:

•	promote equitable access to South Africa’s mineral resources for all the people of South Africa;

•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa’s mineral resources;

•	utilize the existing skills base for the empowerment of HDSAs;

•	expand the skills base of HDSAs in order to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

•	promote beneficiation of South Africa’s mineral commodities beyond mining and processing, including the production of consumer products.

To achieve these objectives, the Mining Charter requires that, within five years of its May 1, 2004 effective date, each mining company achieves a 15% HDSA ownership of mining assets and, within 10 years of that date, a 26% HDSA ownership of mining assets. Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter envisages measuring progress on transformation of ownership by:

•	taking into account, among other things, attributable units of production controlled by HDSAs;

•

allowing flexibility by credits or offsets, so that, for example, where HDSA participation exceeds any set target in a particular operation, the excess may be offset against shortfalls in another operation;

•	taking into account previous empowerment deals in determining credits and offsets; and

•	considering special incentives to encourage the retention by HDSAs of newly acquired equity for a reasonable period.

It is envisaged that transactions will take place in a transparent manner and for fair market value, with stakeholders meeting after five years to review progress in achieving the 26% target. This review occurred in 2010 and particulars of the outcome and revisions to the Mining Charter are addressed below. Under the Mining Charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of R100 billion over the first five years. Beyond the R100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

In addition, the Mining Charter requires, among other things, that mining companies:

•

spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years;

•	give HDSAs preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and

•	identify current levels of beneficiation and indicate opportunities for growth.

The Mining Charter also requires mining companies to submit annual, audited reports on progress toward their commitments as part of an ongoing review process. The Mining Charter does not form part of the MPRDA and there is uncertainty relating to its enforceability.

Following a review, the DMR released the Amended Mining Charter on September 13, 2010. There is uncertainty relating to the enforceability of the Amended Mining Charter’s requirement for mining entities to achieve a 26% HDSA ownership of mining assets by 2014. Amendments to the Mining Charter in the Amended Mining Charter include, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.

The Amended Mining Charter clarifies that it is not the government’s intention to nationalize the mining industry. However, the ANC adopted a report which, among other things, proposes greater state intervention in the mining industry, including the imposition of new taxes and increasing the State’s holdings in mining companies.

In December 2012, the MPRDB, was published for comment, with the stated purpose of, among other things, removing ambiguities and enhancing sanctions. However, the MPRDB has been criticized for introducing new and burdensome regulations relating to, among other things the upstream beneficiation of minerals, the status of tailings created prior to the commencement of the MPRDA, closure certificates, restricting the transfer of shares in listed and unlisted mining companies and retaining undue regulatory discretion over the conditions for, and issuance of, prospecting, mining and other rights. The MPRDB also seeks to significantly increase the penalties that may be imposed for, among other things, non-compliance with the MPRDA, other relevant law, the terms and conditions of a right or a social and labor plan. While it is anticipated that the MPRDB may undergo various amendments before it becomes law, the passage of the MPRDB may subject companies in the mining industry, like Gold Fields, to more stringent regulation in the future.

The BBBEE Act and the BBBEE Amendment Bill

The BBBEE Act established a national policy on BBBEE with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. In December 2011, the Minister of Trade and Industry published for public comment by February 9, 2012 a draft BBBEE Amendment Bill, which has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. On August 8, 2012, the South African cabinet approved the introduction of the draft BBBEE Amendment Bill to the South African parliament. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to more stringent black economic empowerment regulation.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act No. 28 of 2008, or the Royalty Act, was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals.

Sibanye Gold currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the fiscal year ended December 31, 2012 was 1.7% of revenue.

Exchange Controls

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the CMA. The Exchange Control Regulations, which are administered by the SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years.

SARB approval is required for Sibanye Gold and its subsidiaries to receive and/or repay loans to non-residents of the CMA. Such loans will usually be approved where the interest rate in respect of third party foreign denominated loans does not exceed the base lending rate plus 2% or, in the case of shareholder loans, the base lending rate as determined by commercial banks in the country of denomination. The interest rate in respect of Rand denominated loans may not exceed the base rate (i.e. prime rate plus 3% on third party loans, or the base rate in the case of shareholders loans).

Sibanye Gold and its subsidiaries require SARB approval in order to provide guarantees for the obligations of any of Sibanye Gold’s subsidiaries with regard to funds obtained from non-residents of the CMA. Absent SARB approval, income earned in South Africa by Sibanye Gold cannot be used to repay or service foreign debts.

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorized dealer, subject to all existing criteria and reporting obligations.

Sibanye Gold must obtain approval from the SARB regarding any capital-raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Sibanye Gold’s use of the proceeds of any such capital-raising, such as limits on Sibanye Gold’s ability to retain the proceeds of the capital-raising outside South Africa or requirements that Sibanye Gold seeks further SARB approval prior to applying any such funds to a specific use.

New Companies Act and Business Rescue Proceedings

Sibanye Gold is subject to the applicable provisions of the Companies Act, which came into force on May 1, 2011. The Companies Act modernizes and makes for a more flexible company law regime in South Africa, though in doing so, it has created various areas of uncertainty. Other than with respect to the transitional arrangements as provided for in Schedule 5 (which provides, inter alia, for the continued application of chapter 14 of the previous Companies Act, 1973, which regulates winding-up and liquidation of companies), the Companies Act replaces the previous Companies Act, 1973, or the Old Companies Act, in its entirety. The South African common law relating to companies has nevertheless, to a large extent been preserved and has, to some extent, been codified in the new Companies Act.

In terms of the Companies Act, subject to certain provisions set out in the transitional arrangements, every pre-existing company that was, immediately before May 1, 2011, incorporated or registered in terms of the Old Companies Act continues to exist as a company as if it had been incorporated and registered in terms of the Companies Act with the same name and registration number previously assigned to it.

The Companies Act extends shareholders’ rights against companies and directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in the company than they did under the Old Companies Act. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof.

As a company listed on the JSE, Sibanye Gold will be required to comply with the JSE Listing Requirements, including certain requirements relating to corporate governance. In this regard, Sibanye Gold will be required to disclose to its shareholders the extent of its compliance with the prevailing King Code for Corporate Governance for South Africa and shall be obligated to disclose any instance of non-compliance with that Code.

Property

Our operations as of December 31, 2012 comprised the following:

Sibanye Gold’s operative mining areas as of December 31, 2012

Operation	Size
(hectares)
KDC	28,648
Beatrix	16,874

Sibanye Gold owns its corporate headquarters in Libanon, South Africa.

The MPRDA came into operation on May 1, 2004 and transferred ownership of mineral resources (which includes the rights to grant prospecting and mining rights on behalf of the nation) to the South African people with the South African government acting as custodian. Mining companies are required to apply for the right to mine and/or prospect. In November 2006, the South African Department of Minerals and Energy approved the conversion of Sibanye Gold’s mining rights under the former regulatory regime at Driefontein and Kloof (both now part of KDC) and Beatrix into rights under the new regime. All of Sibanye Gold’s South African mines have their new order mining rights.

Sibanye Gold also owns most of the surface rights with respect to its mining properties. Where Sibanye Gold conducts surface operations, on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Sibanye Gold owns prospecting and surface rights contiguous to its operations. As required under the MPRDA, Sibanye Gold has registered its surface rights utilized for mining purposes. Sibanye Gold has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and is in the process of converting those prospecting rights to mining rights under the MPRDA. See “—Environmental and Regulatory Matters—Mineral Rights”.

Sibanye Gold also holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals, and is the registered owner of approximately 55,341 hectares of land in the Gauteng and Free State Provinces.

The maps presented below show the location of Sibanye Gold’s operations.

Research and Development

Sibanye Gold undertakes various research and development projects relating to gold production technology and potential uses of gold.

Sibanye Gold is currently involved in the testing of biotechnology for the destruction of cyanide compounds in residue streams, for the purpose of complying with the Cyanide Code. The ASTER® process is patented in South Africa. Sibanye Gold is in discussions regarding the possible disposal of this initiative.

Legal Proceedings

On August 21, 2012, a court application was served on a group of respondents that included Sibanye Gold (the “August Respondents”). On December 21, 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye Gold, (the “December Respondents” and, together with the August Respondents, the “Respondents”) on January, 10 2013, on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by, amongst others, Sibanye Gold and who allegedly contracted silicosis and/or other occupational lung diseases (the “Classes”). The court application of August 21, 2012 and the court application of December 21, 2012 are together referred to below as the “Applications”.

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. These Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the Applications, Sibanye Gold has filed notice of its intention to oppose both the Applications and has instructed its attorneys to defend the claims. Sibanye Gold and its attorneys are engaging with the applicants’ attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Sibanye Gold must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, Sibanye Gold cannot quantify its potential liability from this action.

Other than the proceedings described above, Sibanye Gold is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

Glossary of Mining Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this annual report.

“Backfill” means material, generally sourced from tailings or waste rock, used to refill mined-out areas to increase the long-term stability of mines and mitigate the effects of seismicity.

“Breast Stoping” means a mining method whereby the direction of mining is in the direction of strike of the reef.

“Carbon in leach, or CIL” means a process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

“Carbon in pulp, or CIP” means a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

“Cleaning” means the process of removing broken rock from a mine.

“Closely spaced dip pillar mining method” means a mining method where support pillars are left in place at relatively close intervals to increase the stability of the mine. Mining is conducted using conventional drilling and blasting techniques.

“Comminution” means the breaking, crushing or grinding of ore by mechanical means.

“Crosscut” means a mine working driven horizontally and at right angles to a level.

“Decline or incline” means a sloping underground opening for machine access from the surface to an underground mine or from level to level in a mine. Declines and inclines are often driven in a spiral to access different elevations in the mine.

“Declustered averaging” means an estimation technique used in the evaluation of ore reserves.

“Depletion” means the decrease in quantity of ore in a deposit or property resulting from extraction or production.

“Development” means activities (including shaft sinking and on-reef and off-reef tunneling) required to prepare for mining activities and maintain a planned production level and those costs incurred to enable the conversion of mineralization to reserves.

“Dilution” means the mixing of waste rock with ore, resulting in a decrease in the overall grade.

“Dissolution” means the process whereby a metal is dissolved and becomes amenable to separation from the gangue material.

“Electrowinning” means the process of removing gold from solution by the action of electric currents.

“Exploration” means activities associated with ascertaining the existence, location, extent or quality of mineralization, including economic and technical evaluations of mineralization.

“Flotation” means the process whereby certain chemicals are added to the material fed to the leach circuit in order to float the desired minerals to produce a concentrate of the mineral to be processed. This process can be carried out in column flotation cells.

“Gangue” means commercially valueless material remaining after ore extraction from rock.

“Gold reserves” means the gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tons and head grade).

“Grade” means the quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per ton of ore.

“Grinding” means reducing rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

“Head grade” means the grade of the ore as delivered to the metallurgical plant.

“Heap leaching” means a relatively low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low grade ores.

“In situ” means within unbroken rock or still in the ground.

“Kriging” means an estimation technique used in the evaluation of ore reserves.

“Leaching” means dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration onto the activated carbon.

“Level” means the workings or tunnels of an underground mine which are on the same horizontal plane.

“Life of mine, or LoM” means the expected remaining years of production, based on production rates and ore reserves.

“London afternoon fixing price” means the afternoon session open fixing of the gold price which takes place daily in London and is set by a board comprising five financial institutions.

“Mark-to-market” means the current fair value of a derivative based on current market prices, or to calculate the current fair value of a derivative based on current market prices, as the case may be.

“Measures” means conversion factors from metric units to U.S. units as provided below.

Metric unit		U.S. equivalent
1 ton	= 1 t	= 1.10231 short tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per ton	= 1 g/t	= 0.02917 ounces per short ton
1 kilogram per ton	= 1 kg/t	= 29.16642 ounces per short ton
1 kilometer	= 1 km	= 0.62137 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.39370 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 hectare	= 1 ha	= 2.47104 acres

“Metallurgical plant” means a processing plant used to treat ore and extract the contained gold.

“Metallurgical recovery factor” means the proportion of metal in the ore delivered to the mill, that is recovered by the metallurgical process or processes.

“Metallurgy” means, in the context of this document, the science of extracting metals from ores and preparing them for sale.

“Mill delivered tons” means a quantity, expressed in tons, of ore delivered to the metallurgical plant.

“Milling/mill” means the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

“Mine call factor” means the ratio, expressed as a percentage, of the specific product recovered at the mill (plus residue) to the specific product contained in an ore body calculated based on an operation’s measuring and valuation methods.

“Mini-longwall” means mining that is utilized in geologically/geotechnically constrained areas where strike stabilization pillars are applied. The back lengths of the individual mini-longwalls are dictated by the vertical spacing of the main mining levels.

“Mineralization” means the presence of a target mineral in a mass of host rock.

“Notional Cash Expenditure, or NCE” means operating costs plus additions to property, plant and equipment.

“Open pit” means mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

“Ore” means a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit.

“Ore body” means a well-defined mass of material of sufficient mineral content to make extraction economically viable.

“Ore grade” means the average amount of gold contained in a ton of gold-bearing ore expressed in grams per ton.

“Ore reserves or reserves” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“Ounce” means one troy ounce, which equals 31.1035 grams.

“Pay limit” means the value at which the ore body can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors.

“Probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

“Production stockpile” means the selective accumulation of low grade material which is actively managed as part of the current mining operations.

“Prospect” means to investigate a site with insufficient data available on mineralization to determine if minerals are economically recoverable.

“Prospecting right” means permission to explore an area for minerals.

“Proven reserves” means reserves for which, (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or boreholes, (2) grade and/or quality are computed from the results of detailed sampling and (3) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

“Reef” means a gold-bearing, sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold.

“Refining” means the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

“Rehabilitation” means the process of restoring mined land to a condition approximating its original state.

“Remnant pillar mining” means the removal of blocks of ground previously left behind for various reasons during the normal course of mining.

“Rock burst” means an event caused by seismicity which results in damage to underground workings and/or loss of life and equipment.

“Rock dump” means the historical accumulation of low grade material derived in the course of mining which is processed in order to take advantage of spare processing capacity.

“Run of Mine, or RoM” means a loose term to describe ore of average grade.

“Sampling” means taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

“Scattered mining method” means conventional mining which is applied in a non-systematic configuration.

“Seismicity” means a sudden movement within a given volume of rock that radiates detectable seismic waves. The amplitude and frequency of seismic waves radiated from such a source depend, in general, on the strength and state of stress of the rock, the size of the source of seismic radiation, and the magnitude and the rate at which the rock moves during the fracturing process. Rock bursts, as defined above, involve seismicity.

“Semi-autogenous grinding, or SAG, mill” means a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

“Shaft” means a shaft providing principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It may be equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment.

“Shortfall” means the ratio of actual reef tonnage hoisted compared to monthly reef tonnage broken.

“Sichel “t”” means an estimation technique used in the evaluation of ore reserves.

“Slurry” means a fluid comprising fine solids suspended in a solution (generally water containing additives).

“Smelting” means thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag.

“Spot price” means the current price of a metal for immediate delivery.

“Stockpile” means a store of unprocessed ore.

“Stope” means the underground excavation within the ore body where the main gold production takes place.

“Tailings” means finely ground rock from which valuable minerals have been extracted by milling.

“Tailings dam” means dams or dumps created from tailings.

“Ton” means one ton is equal to 1,000 kilograms (also known as a “metric” ton or “ton”).

“Tonnage” means quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

“Total cash cost per ounce” means a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash costs in a period by the total gold sold over the same period. Total cash costs represent production costs as recorded in the statement of operations less offsite (i.e., central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs) and rehabilitation costs, plus royalties and employee termination costs. In determining the total cash cost of different elements of the operations, production overheads are allocated pro rata.

“Total production cost per ounce” means a measure of the average cost of producing an ounce of gold, calculated by dividing the total production costs in a period by the total gold production over the same period. Total production costs represent total cash costs, plus amortization, depreciation and rehabilitation costs.

“Waste” means rock mined with an insufficient gold content to justify processing.

“Yield” means the actual grade of ore realized after the mining and treatment process.

ITEM 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Sibanye Gold’s consolidated financial statements including the notes, appearing elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

General

We are a producer of gold and major holder of gold reserves in South Africa. We are primarily involved in underground and surface gold mining and related activities, including extraction, processing and smelting. All of our operations are located in South Africa. Our principal mining operations are KDC and Beatrix.

On February 18, 2013, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on the Record Date in terms of section 46 of the Companies Act, section 46 of the Income Tax Act and the JSE Listing requirements. As of February 18, 2013, Gold Fields and Sibanye Gold became independent, publicly traded companies with separate public ownership, boards of directors and management.

Notwithstanding the foregoing, one member of the Board sits on the board of directors of Gold Fields. This Director is expected to vacate his Sibanye Gold directorship within the 12-month period following his appointment on January 1, 2013. See “Directors, Senior Management and Employees—Directors”.

In the fiscal year ended December 2012, we produced 1.22 million ounces of gold compared to 1.45 million ounces in the fiscal year ended December 2011. Production decreased by 15.4% primarily as a result of the illegal industrial action, which resulted in up to six weeks of lost production, and the fire at Ya Rona shaft. Over these periods, production was 15.0% lower at KDC and 16.8% lower at Beatrix. We reported gold reserves of 13.5 million ounces as of December 31, 2012.

In the fiscal year ended December 2011, we produced 1.45 million ounces of gold compared to 1.67 million ounces in the fiscal year ended June 2010. Production decreased by 13.2% mainly due to wage-related industrial action, safety-related stoppages and grade declines. At KDC, production was 13.8% lower due to the reasons above resulting in lower underground mining volumes at lower grades. At Beatrix, production was 11.5% lower due to overall lower mining grade at the North Section, lower volumes mined and a lower mine call factor.

In the six-month period ended December 2010, we produced 0.84 million ounces of gold. Over the period, production was 0.64 million ounces at KDC and 0.20 million ounces at Beatrix.

South Deep Distribution

On August 5, 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 BEE equity ownership requirements. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the General Meeting which included the establishment of the ESOP, the issue of approximately 600,000 Gold Fields shares to a broad-based BEE consortium, or BEECO, and BEECO’s subscription for a 10% holding in South Deep with a phase in participation over 20 years. As part of this transaction, Gold Fields transferred the ownership of the two entities, GFO and GFIJVH, each holding a 50% interest in the South Deep mine from Sibanye Gold to a newly formed, 90% owned subsidiary of Gold Fields, Newshelf. South Deep accounted for 0.26 million ounces or 13.7% of production for the fiscal year ended June 2010 and 0.15 million ounces or 14.9% of production for the six-month transition period ended December 2010. The South Deep production number is not included in Sibanye Gold’s production above as it is accounted for as a discontinued operation.

The Separation and Spin-off

On February 18, 2013, Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Gold ordinary share for every one Gold Fields share (whether held in the form of shares, ADRs or international depository receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on the Record Date in terms of section 46 of the Companies Act, section 46 of the Income Tax Act and the JSE Listing requirements. The board of directors of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. Sibanye Gold shares listed on the JSE and on the NYSE on February 11, 2013.

Notwithstanding the foregoing, one member of the Board sits on the board of directors of Gold Fields. See “Directors, Senior Management and Employees—Directors”. GFIMSA (now Sibanye Gold) was incorporated in South Africa as a wholly-owned subsidiary of Gold Fields on December 12, 2002.

The Historical Consolidated Financial Statements have been prepared using the historical results of operations, assets and liabilities attributable to the Sibanye Gold Group. As of February 18, 2013, Sibanye Gold no longer had access to Gold Fields’ infrastructure and has consequently established its own.

Prior to the Spin-off, Gold Fields provided purchasing, corporate communications, human resources and benefits management, treasury and finance, investor relations, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to Sibanye Gold. The total cost of these services from Gold Fields was U.S.$8.4 million in the fiscal year ended December 2012. As an independent, publicly traded company, and effective as of Sibanye Gold’s separation from Gold Fields, Sibanye Gold has assumed responsibility for the costs of these functions. Accordingly, Sibanye Gold’s consolidated results of operations discussed herein are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had Sibanye Gold been an independent publicly traded company during the relevant periods presented. Management expects, subject to the finalization of Sibanye Gold’s plans, that the total annual costs for the abovementioned functions will be approximately U.S.$8.6 million in 2013. Sibanye Gold has benefited from certain rationalizations, including the renegotiation of contracts, following its separation from Gold Fields, which have partially offset these incremental expenses.

Following the Spin-off, Gold Fields has continued, and will continue, to provide some of these services to Sibanye Gold and Sibanye Gold will provide some services to Gold Fields on a transitional basis for a period up to 12 months, pursuant to the Transitional Services Agreement. For more information regarding the Transitional Services Agreement, see “Additional Information—Material Contracts”.

Sibanye Gold’s total liabilities exceeded its assets by $965.2 million and $1,325.2 million as of December 31, 2012 and December 31, 2011, respectively. In addition, Sibanye Gold’s current liabilities exceeded its current assets by $2,001.3 million and $2,727.2 million, respectively, at those dates. Included in current liabilities were $1,996.3 million and $2,614.8 million owed by Sibanye Gold to GFLMS (a subsidiary of Gold Fields) as of December 31, 2012 and December 31, 2011, respectively. On February 1, 2013, Gold Fields subscribed for a further 731,647,614 shares in Sibanye Gold at a total subscription price of R17,245.8 million ($2,012.3 million). Sibanye Gold used R17,107.9 million ($1,996.3 million) of the proceeds of such subscription amount to repay the intercompany loan to GFLMS. Gold Fields subscribed for such number of shares in Sibanye Gold so that, following such subscription, the number of issued shares held by Gold Fields in Sibanye Gold equaled the number of issued shares in Gold Fields. As a result of the share subscription, Sibanye Gold’s total assets exceed its total liabilities.

On February 18, 2013, Sibanye Gold refinanced all of its debt which existed under the Gold Fields group debt facilities, by drawing down under the Bridge Loan Facilities obtained on November 28, 2012. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R6.0 billion Bridge Loan Facilities”.

The Directors believe that this share subscription, the refancing of all its debt, in conjunction with the cash generated from operations and the utilization of Sibanye Gold’s existing available debt facilities, will enable it to continue to meet its obligations as they fall due for a period of at least twelve months from December 31, 2012, which is the latest date for which an audited balance sheet is available.

Comparability of Historical Financial Information

In 2010, Gold Fields, the parent of Sibanye Gold, changed its fiscal year end from June 30 to December 31 beginning in December 2011 to align with Gold Fields’ peers in the gold mining industry. As a result, Sibanye Gold changed its fiscal year end at the same time. It may not be possible to directly compare the Audited Consolidated Financial Statements directly with the Audited Transition Period Financial Statements, insofar as such financial statements refer to a completed financial year. Accordingly, the discussion below provides a comparison of the fiscal years ended December 2012 and 2011, the fiscal years ended December 2011 and June 2010 (which do not reflect the same 12-month periods, however, no seasonality affects the reporting periods as they both report on a full fiscal year) and the six-month periods ended December 2010 and December 2009.

Set out below we have included a discussion of certain financial and operating information relating to the unaudited six-month period ended December 2009 and a comparison of such information against the six-month transition period ended December 2010.

Management believes that there are no factors that would materially affect the comparability of fiscal years ended December 2011 and June 2010, except for the effect of inflation affecting the fiscal year December 2011.

Revenues

Virtually all of Sibanye Gold’s revenues are derived from the sale of gold. Sibanye Gold also derives an immaterial amount of revenue from the sale of silver, representing, less than 0.25% of revenue during the fiscal year ended December 2012. As a result, virtually all of Sibanye Gold’s revenues are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The price of gold is affected by numerous factors over which Sibanye Gold does not have control. See “Key Information—Risk Factors—Changes in the market price for gold which in the past has fluctuated widely, affect the profitability of Sibanye Gold’s operations and the cash flows generated by those operations”. The volatility of the price of gold is illustrated in the following table, which shows the annual high, low and average of the London afternoon fixing price of gold:

	Price per ounce(1)
Gold	High	Low	Average
	(U.S.$/oz)
2008	1,011	713	872
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013 (through April 19, 2013)	1,694	1,380	1,609

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 19, 2013, the London afternoon fixing price of gold was U.S.$1,406 per ounce.

As a general rule, Sibanye Gold sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At April 19, 2013, December 31, 2012 and December 31, 2011, Sibanye Gold had no outstanding hedges. See “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Sensitivity”. Significant changes in the price of gold over a sustained period of time may lead Sibanye Gold to increase or decrease its production in the near-term, which could have a material impact on Sibanye Gold’s revenues.

Sibanye Gold’s Realized Gold Prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Sibanye Gold’s average U.S. dollar realized gold price during the six-month transition period ended December 2010 and the fiscal years ended December 2012, December 2011 and June 2010. Sibanye Gold’s average realized gold price per ounce is calculated using the actual price per ounce of gold received on gold sold.

	Fiscal Year Ended		Six-month transition period ended	Fiscal Year Ended
	December 2012	December 2011	December 2010	June 2010
Realized Gold Price(1)
Average	1,669	1,567	1,295	1,089
High	1,792	1,875	1,421	1,261
Low	1,540	1,319	1,157	909
Sibanye Gold’s average realized gold price(2)	1,652	1,590	1,284	1,085

Notes:

(1)	Prices stated per ounce.
(2)	Sibanye Gold’s average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

Production

Sibanye Gold’s revenues are primarily driven by its production levels and the price it realizes on the sale of gold. Production levels are affected by a number of factors. Total production at our operations decreased from 1.45 million ounces of gold ounces in the fiscal year ended December 2011 to 1.22 million in the fiscal year ended December 2012. Production decreased as a result of a number of factors, primarily of the illegal industrial action and the fire at Ya Rona shaft. Total production decreased from 1.67 million ounces in the fiscal year ended June 2010 to 1.45 million ounces in the fiscal year ended December 2011. These decreases were the result of a number of factors, primarily including wage-related industrial action, safety-related work stoppages and lower mining grades.

Labor Impact

In recent years, Sibanye Gold has experienced greater union activity, including the entry of rival unions, which has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labor relations. In particular, during the second half of the fiscal year ended December 2012, a number of unions in the mining industry threatened to or went on strike for various reasons, including the renegotiation of wage agreements. These strikes impacted each of Sibanye Gold’s operations and caused work stoppages and significant production losses. The illegal strike action resulted in 30 days lost production at KDC East and 39 days lost production at KDC West. Management estimated that approximately 116,000 ounces of production at KDC was lost due to the illegal strike. The illegal strike action at

Beatrix resulted in the loss of 23 production days at the North and South sections and the loss of 29 production days at the West section. Approximately 29,000 ounces of production at Beatrix was lost. Further, Sibanye Gold has entered into a consultation process with the labor unions and the DMR to consider available options, including retrenchments at Beatrix following a fire at Beatrix No. 4 Shaft during February 2013 that has caused the West Section to be inaccessible, at current estimates, until June 2014 at least. See “Risk Factors—Sibanye Gold’s operations and profits have been and may be negatively affected by strikes, union activity and new and existing labor laws”.

Health and Safety Impact

Sibanye Gold’s operations are also subject to various South African health and safety laws and regulations that impose various duties on Sibanye Gold’s mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Sibanye Gold’s policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During the fiscal year ended December 2012, Sibanye Gold’s operations suffered 48 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. During the fiscal year ended December 2011, Sibanye Gold’s operations suffered 74 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. Sibanye Gold has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields, the historic parent company of Sibanye Gold, conducted a tri-partite Health and Safety Summit in February 2012 along with government and labor organizations to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. See “Risk Factors—Sibanye Gold’s operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens, and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

Mining Grade Impact

Both KDC and Beatrix are in their mature life stage and both mines have encountered lower mining grades and yields. Both KDC and Beatrix have grade or volume management programs. See “Information on the Company—Sibanye Gold Mining Operations—KDC Operation—Mining” and “Information on the Company—Sibanye Gold Mining Operations—Beatrix Operation—Mining”. As a result of the Spin-off, we expect that cash flows can be utilized to extend the life of the mines at KDC and Beatrix. Sibanye Gold’s key focus will be to maintain profitable operations and maintain production levels for a longer period of time than had previously been envisaged through increased focus on productivity. Furthermore, it will focus on realizing the potential that still exists in the mines’ mineral reserves and resources.

We expect that each of these factors will continue to impact production levels in the future. These are likely to have a particular impact in 2013 as we expect the next round of labor negotiations may be difficult and may be accompanied by further strikes, work stoppages or other labor actions.

Costs

Over the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010, Sibanye Gold’s total cash cost consisted primarily of labor and contractor costs, power, water, consumable stores, which include explosives, timber, cyanide, repairs and maintenance and other consumables. Sibanye Gold expects that its total cash cost, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of increasing costs in the mining industry, Gold Fields introduced broad-based cost saving initiatives which are collectively referred to as the BPR program. This program focuses on identifying and realizing major cost savings on an ongoing basis to ensure the long term sustainability of the operations. See “Information on the Company—Description of the Mining Business—Productivity and Cost

Initiatives—Business Process Re-engineering Program”. One of Sibanye Gold’s strategic priorities relates to the proactive management of costs with a view to reduce underground unit cost by approximately 20% to ensure cash flow maximization.

In addition, to enable Sibanye Gold to increase its focus on providing shareholders with increased returns against the gold price, a review of the portfolio of operations and projects, or the Portfolio Review, has commenced. Its focus is on cash flow growth (not just ounce growth), and rigorous prioritization of capital expenditure and exploration spend based on expected risk-adjusted return on investment.

Sibanye Gold’s operations are labor intensive due to the use of deep level underground mining methods. As a result, labor represented 62%, 61% and 60% of the total cash cost during the fiscal years ended December 2012, December 2011 and June 2010, respectively.

Negotiations with the South African mining unions in 2011 resulted in above-inflation wage increases of between 8.0% to 10.0%, depending upon the category of employee. Such negotiations historically have occurred every two years. However, the recent labor unrest has resulted in South African mining industry participants undergoing negotiations with workers and labor unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of gold mining companies in South Africa, including Sibanye Gold (through its former parent company Gold Fields). Through the Chamber of Mines, Sibanye Gold (through Gold Fields) agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5%, or R150 million, per annum, relating to changes to job grades and entry-level wages. In addition, gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations scheduled for 2013. Despite the fact that returning employees will receive the benefit of this settlement, Sibanye Gold’s employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions.

Power and water made up 19%, 19% and 13% of total cash cost in the fiscal years ended December 2012, December 2011 and June 2010, respectively. In the fiscal years ended December 2012 and December 2011, power costs made up 19% and 18% of the costs of production at Sibanye Gold’s operations, respectively.

Eskom applied to NERSA for a 35% average tariff increase on each of April 1, 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. However, on March 9, 2012, NERSA announced a reduction in the electricity tariff increase from 25.9% to 16%, from April 1, 2012 through to March 2013. Eskom requested an average annual tariff increase of 8.0% and 9.6% for industrial users for a five year period as of April 1, 2013, of which NERSA approved an increase of 8%. Therefore, Sibanye Gold expects further significant additional increases during the next several years as Eskom embarks on an electricity generation capacity expansion program.

Notional Cash Expenditure

Sibanye Gold defines NCE as operating costs plus additions to property, plant and equipment, and defines operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure, employment termination costs and accretion expense on provision for environmental rehabilitation but excluding share-based compensation costs. Sibanye Gold reports NCE on a per ounce basis. Management considers NCE per ounce to be an important measure as it believes NCE per ounce provides more information than other commonly used measures, such as total cash costs per ounce, regarding the real cost to Sibanye Gold of producing an ounce of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that revenue less NCE is a useful indication of the cash Sibanye Gold has available for paying taxes, repaying debt and paying dividends and the like.

NCE is a non-U.S. GAAP measure. An investor should not consider NCE or operating costs in isolation or as alternatives to production costs, cash flows from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. NCE and operating costs as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies.

The following tables set out a reconciliation of Sibanye Gold’s production costs, as calculated in accordance with U.S. GAAP, to its NCE and NCE per ounce of gold produced for the fiscal years ended December 2012, December 2011 and June 2010 and the six-month period ended December 2010.

	For the fiscal year ended December 2012
	KDC	Beatrix	Corporate	Sibanye Gold(2)
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	1,005.3	322.5	—	1,327.8

Add/(less):
Share-based compensation	(14.1)	(5.2)	—	(19.3)
Corporate expenditure	6.3	2.1	—	8.4
Employment termination costs	6.0	1.7	—	7.7
Accretion expense on provision for environmental rehabilitation	11.4	2.8	—	14.2

Operating costs	1,014.9	324.0	—	1,338.9
Additions to property, plant and equipment	296.2	80.4	2.8	379.4

Notional cash expenditure(2)	1,311.1	404.4	2.8	1,718.3

Gold produced (‘000 oz)	934.9	288.7	—	1,223.6

Notional cash expenditure per ounce of gold produced (U.S.$)	1,402.4	1,400.8	—	1,404.3

Notes:

(1)	Calculated using an average exchange rate of R8.19 per U.S.$1.00.
(2)	This total may not reflect the sum of the line items due to rounding.

	For the fiscal year ended December 2011
	KDC	Beatrix	Corporate	Sibanye Gold(2)
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	1,026.8	334.2	—	1,361.1

Add/(less):
Share-based compensation	(15.0)	(4.9)	—	(19.9)
Corporate expenditure	5.3	1.6	—	6.8
Employment termination costs	27.0	4.9	—	32.0
Accretion expense on provision for environmental rehabilitation	10.8	3.0	—	13.8

Operating costs	1,054.9	338.8	—	1,393.8
Additions to property, plant and equipment	318.6	84.6	1.6	404.8

Notional cash expenditure(2)	1,373.5	423.4	1.6	1,798.6

Gold produced (‘000 oz)	1,100.2	346.8	—	1,447.0

Notional cash expenditure per ounce of gold produced (U.S.$)	1,248.0	1,221.0	—	1,243.0

Notes:

(1)	Calculated using an average exchange rate of R7.22 per U.S.$1.00.
(2)	This total may not reflect the sum of the line items due to rounding.

	For the six-month transition period ended December 2010
	KDC	Beatrix	Corporate	Sibanye Gold(2)	South Deep— discontinued
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	523.3	170.5	—	693.8	125.7
Add/(less):
Share-based compensation	(6.5)	(2.1)	—	(8.6)	(1.8)
Corporate expenditure	8.1	2.3	—	10.3	1.7
Employment termination costs	22.0	7.1	5.3	34.4	0.4
Accretion expense on provision for environmental rehabilitation	4.3	1.5	—	5.8	0.3

Operating costs	551.2	179.3	5.3	735.8	126.2
Additions to property, plant and equipment	177.3	42.7	(10.7)	209.3	140.5

Notional cash expenditure(2)	728.5	222.0	(5.4)	945.1	266.7

Gold produced (‘000 oz)	634.0	202.0	—	836.0	146.2

Notional cash expenditure per ounce of gold produced (U.S.$)	1,149.0	1,099.0	—	1,131.0	1,824.0

Note:

(1)	Calculated using an average exchange rate of R7.14 per U.S.$1.00.
(2)	This total may not reflect the sum of the line items due to rounding.

	For the fiscal year ended June 2010
	KDC(3)	Beatrix	Corporate	Sibanye Gold(2)	South Deep— discontinued
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	936.9	294.4	—	1,231.3	219.1

Add/(less):
Share-based compensation	(13.6)	(4.1)	—	(17.7)	(3.2)
Corporate expenditure	19.7	5.5	—	25.3	3.8
Employment termination costs	6.0	2.7	0.5	9.2	0.7
Accretion expense on provision for environmental rehabilitation	8.0	2.5	—	10.5	0.7

Operating costs	956.9	301.0	0.5	1,258.4	221.1
Additions to property, plant and equipment	296.0	85.8	2.2	384.0	212.8

Notional cash expenditure(2)	1,252.9	386.8	2.7	1,642.4	433.9

Gold produced (‘000 oz)	1,276.3	391.9	—	1,668.2	264.8

Notional cash expenditure per ounce of gold produced (U.S.$)	982.0	987.0	—	985.0	1,639.0

Note:

(1)	Calculated using an average exchange rate of R7.58 per U.S.$1.00.
(2)	This total may not reflect the sum of the line items due to rounding.
(3)	The KDC line items for the fiscal year ended June 2010 are a consolidation of the line items of the Driefontein and Kloof mines which were combined in 2010.

NCE at U.S.$1,243 per ounce in the fiscal year ended December 2011 increased by 13% to U.S.$1,404 per ounce in the fiscal year ended December 2012, primarily due to the loss of production during the illegal industrial action and the fire at the Ya Rona shaft during the year.

NCE from continuing operations increased from U.S.$985 per ounce in the fiscal year ended June 2010 to U.S.$1,243 per ounce in the fiscal year ended December 2011, primarily due to lower production and increased capital expenditure.

Royalties

The Royalty Act was promulgated on November 24, 2008 and came into operation on March 1, 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing EBIT by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% is levied on unrefined minerals.

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Sibanye Gold, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the fiscal years ended December 2012 and December 2011 was approximately 1.7% and 1.7% of revenue, respectively.

Income and Mining Taxes

Sibanye Gold pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Companies in the Sibanye Gold group that are not carrying on direct gold mining operations are taxed at a statutory rate of 28%.

Sibanye Gold’s KDC and Beatrix divisions are gold mining companies for South African taxation purposes and are subject to the gold formula on their mining income.

The current applicable formula takes the form	Y = a –	ab

x

Where Y = the tax rate to be determined

a = the marginal tax rate of 34%

b = the portion of tax-free revenue (currently the first 5%)

x = the ratio of taxable income to the total income (expressed as a percentage)

In addition, up until December 31, 2011 Sibanye Gold pays tax on its non-mining income at a rate of either 28% or 35% (depending on the STC election—see below).

Up until December 31, 2011, a gold mining company could elect to pay a higher formula rate of tax (in the form of a 43% marginal tax rate, in the formula above) in exchange for being exempt from Secondary Tax on Companies, or STC (the workings of STC is described in more detail below). Sibanye Gold made this election, and as a result Sibanye Gold paid tax on its gold mining income according to the 43% variation of the gold formula above in respect of mining income, and 35% in respect of non-mining income.

During the budget speech in February 2012, the Minister of Finance announced that STC will be abolished resulting in the abolishment of the STC inclusive gold mining formula. The result is that there is now only one gold mining formula effective January 1, 2012.

Sibanye Gold is taxed at a rate of 28% on any non-mining income with effect from January 1, 2012, in line with the reduction in the marginal rate applicable to mining income. The repeal of STC with effect from April 1, 2012 onwards and the introduction of the dividend withholding tax therefore results in a net lower effective tax rate paid by Sibanye Gold’s gold mining operations.

While Sibanye Gold owns both the KDC and Beatrix gold mines, unredeemed capital expenditure is still ring fenced between the historical gold mines (being KDC West, KDC East and Beatrix), so that capital expenditure at one of these mines cannot be used to reduce taxable income from another mine.

Up until December 31, 2011, South Africa imposed STC, which was charged at a rate of 10%. STC was a tax on dividends declared by companies or closed corporations tax resident in South Africa.

STC differed from a dividend withholding tax in that it was a tax imposed on companies or closed corporations, and not on its shareholders. STC was payable on the amount of dividends declared by the company, less the sum of qualifying dividends received or accrued to the company during a particular time period (referred to as a dividend cycle).

In terms of the STC provisions, certain dividends received by South African resident companies carried STC “credits”, and to the extent that South African resident companies in turn declared these same dividends no additional STC was due.

While STC has now been abolished and replaced with a withholding tax on dividends at 15% with effect from April 1, 2012, there will be a three year transition period ending on March 31, 2015 during which dividends carrying STC “credits” may still be distributed by South African resident companies free of tax. No withholding tax on dividends will be levied on the distribution of such dividends carrying STC “credits” during this three year window period. Sibanye Gold did not have any STC credits carried forward at December 31, 2012.

Exchange Rates

Sibanye Gold’s revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while the costs of the operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar reduces Sibanye Gold’s average costs when they are translated into U.S. dollars, thereby increasing the operating margin of the operations. Conversely, appreciation of the Rand results in operating costs being translated into U.S. dollars at a lower Rand/U.S. dollar exchange rate, resulting in lower operating margins. The impact on profitability of any change in the value of the Rand against the U.S. dollar can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Sibanye Gold has no control. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates”. In the fiscal year ended December 2012, movements in the U.S. dollar/Rand exchange rate had a significant impact on Sibanye Gold’s results of operations as the Rand weakened 13.4% against the U.S. dollar, from an average of R7.22 per U.S.$1.00 in the fiscal year ended December 2011 to R8.19 per U.S.$1.00 in the fiscal year ended December 2012. In the fiscal year ended December 2011, movements in the U.S. dollar/Rand exchange rate had a significant impact on Sibanye Gold’s results of operations as the Rand strengthened 4.7% against the U.S. dollar, from an average of R7.58 per U.S.$1.00 in the fiscal year ended June 2010 to R7.22 per U.S.$1.00 in the fiscal year ended December 2011. The average exchange rate for the six-month period ended December 31, 2010 was R7.14 per U.S.$1.00.

During fiscal years ended December 2011 and December 2012, forward cover was taken out to cover certain commitments of Sibanye Gold. The following contract was in existence during the periods but delivered prior to December 2012:

•	A.$/R—A.$2.7 million at an average rate of R7.9597 with a final expiry on May 15, 2012.

See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

Inflation

A period of significant inflation could adversely affect Sibanye Gold’s results of operations and financial condition. For example, in the fiscal year ended December 2012, inflation in South Africa decreased to 5.7% from 6.1% in the fiscal year ended December 2011. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Sibanye Gold’s operations.

In order to combat increasing production costs, in the fiscal year ended December 2011, Gold Fields restructured several of its business processes, including those at the Sibanye Gold operations, as part of the BPR program, to optimize productivity and eliminate inefficiencies. One component of this project was a reduction in headcount at Sibanye Gold’s operations. In addition, Sibanye Gold carried out a reduction of non-specialized contractors. Significant electricity consumption savings were also realized during the period. BPR mitigated mining inflation increases, limiting operating cost increases to an effective 3% for the fiscal year ended December 2011. For the fiscal year ended December 2012 operating costs increased by 9% as BPR savings were significantly reduced as momentum in the first half of the year was restricted due to the fire at KDC’s Ya Rona shaft and the illegal strike action at both KDC and Beatrix

Further, all of Sibanye Gold’s costs at its operations are in Rand, while revenues from gold sales are in U.S. dollars. Generally, when inflation is high, the Rand potentially devalues thereby increasing Rand revenues and potentially offsetting the increase in costs. However, there can be no guarantee that any cost-saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

Capital Expenditures

Sibanye Gold will continue to be required to make capital investments in both new and existing infrastructure and opportunities and, therefore, management will be required to continue to balance the demands for capital expenditure in the business and allocate Sibanye Gold’s resources in a focused manner to achieve its sustainable production objectives. As part of its strategy, Sibanye Gold may investigate the potential exploitation of mineralization below the current infrastructure at the KDC mine and incremental expansion at the Beatrix mine.

During the fiscal year ended December 2012, Sibanye Gold’s capital expenditures were U.S.$296 million at KDC and U.S.$80 million at Beatrix. During the fiscal year ended December 2011, Sibanye Gold spent U.S.$319 million at KDC and U.S.$85 million at Beatrix. Sibanye Gold expects to spend approximately U.S.$401 million at KDC and U.S.$105 million at Beatrix on capital expenditure during the fiscal year ended December 2013.

The actual expenditures for the future periods noted above may be different from the amounts set out above and the amount of actual capital expenditure will depend on a number of factors, such as production volumes, the price of gold and general economic conditions. Some of the factors are outside of the control of Sibanye Gold. Please see “Risk Factors” and “Information on the Company” for further information.

In the past, Sibanye Gold’s capital needs have been satisfied by Gold Fields. However, following the Spin-off, Gold Fields will no longer provide funds to finance Sibanye Gold’s working capital or other cash requirements. As of the Spin-off date, Sibanye Gold had put in place the Bridge Loan Facilities. However,

Sibanye Gold may need to raise additional funds through public or private equity or debt financing. As a consequence, Sibanye Gold may not be able to obtain financing with interest rates as favorable as those it obtained prior to the Spin-off as part of the Gold Fields Group.

$1,000,000,000 4.875% Note Guarantee

On September 30, 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed Notes due October 7, 2020, issued October 7, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, Sibanye Gold, GFO and Gold Fields Holdings Company (BVI) Limited, or GFH, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other existing and future unsubordinated and unsecured obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye Gold continues to be a Guarantor of the Notes following the Spin-off, and if there is any default by Orogen related to the Notes, Sibanye Gold may become liable for the full amount of Gold Fields’ outstanding obligations.

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye Gold in order to indemnify Sibanye Gold, with effect from the Spin-off date, against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. However, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye Gold for all or part of its guarantee, Sibanye Gold may become liable for the full amount of the guarantee. Among other things, if Sibanye Gold is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye Gold’s other financing facilities. Further, market conditions may negatively impact Sibanye Gold’s ability to obtain financing for amounts it becomes required to pay under its obligations as guarantor, as well as the rate of interest required to finance these amounts. See “Additional Information—Material Contracts—U.S.$1 billion Notes due 2020”.

Credit Facility Guarantees

Prior to Spin-off, Sibanye Gold acted as a guarantor with respect to a U.S.$1 billion Syndicated Revolving Credit Facility, a U.S.$500 million Syndicated Revolving Credit Facility, a R2.0 billion Revolving Credit Facility and R1.5 billion Long Term Revolving Credit Facilities. See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$1 billion Syndicated Revolving Credit Facility”, “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$500 million Syndicated Revolving Credit Facility”, “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R2.0 billion Revolving Credit Facility” and “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1.5 billion Long Term Revolving Credit Facilities”. As part of the Spin-off, Gold Fields refinanced and canceled these facilities and Sibanye Gold is no longer guaranteeing any debt of Gold Fields except for the Notes detailed above.

Critical Accounting Policies and Estimates

Sibanye Gold’s significant accounting policies are more fully described in note 2 to its audited consolidated financial statements included elsewhere in this annual report. Some of Sibanye Gold’s accounting policies require the application of significant judgments and estimates by management that can affect the amounts reported in the financial statements. By their nature, these judgments are subject to a degree of uncertainty and are based on Sibanye Gold’s historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Sibanye Gold considers to be reasonable under the circumstances. Actual results could differ from these estimates.

Sibanye Gold’s significant accounting policies that are subject to significant judgments, estimates and assumptions are summarized below.

Preparation of Historical Consolidated Financial Statements

The Historical Consolidated Financial Statements have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye Gold and its subsidiaries, which have been consolidated by Gold Fields up to the Spin-off date of Sibanye Gold.

Business combinations and consolidations

Management accounts for its business acquisitions under the purchase method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values determined by using internal or external valuations. Management uses a number of valuation methods to determine the fair value of assets and liabilities acquired including discounted cash flows, external market values, valuations on recent transactions or a combination thereof and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability.

In addition, management believes that it uses the most appropriate valuation assumptions underlying each of those valuation methods based on current information available including discount rates, market risk rates, entity risk rates and cash flow assumptions. The accounting policy for valuation of business acquisitions is considered critical because judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact the value of the asset or liability, including the impact on deferred taxes, the respective amortization periods and ultimately net profit. Therefore the use of other valuation methods, as well as other assumptions underlying these valuation methods, could significantly impact the determination of financial position and the results of operations.

Depreciation, depletion and amortization of mining assets

Depreciation, depletion and amortization charges are calculated using the units-of-production method and are based on Sibanye Gold’s current gold production as a percentage of total expected gold production over the lives of Sibanye Gold’s mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Sibanye Gold’s mineral resources department using interpretations of mineral reserves, as determined in accordance with the SEC’s industry guide number 7.

Depreciation, depletion and amortization at Sibanye Gold’s operations are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives (which range from 5 to 17 years), are less sensitive to changes in reserve assumptions. Accordingly, at these locations, it is Sibanye Gold’s policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by the Board (and, prior to the Spin-off, only once the new ore reserve declarations had been approved by the Gold Fields Board). However, if Sibanye Gold’s management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

The estimates of the total expected future lives of Sibanye Gold’s mines could be different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Sibanye Gold’s mineral reserves. Changes in management’s estimates of the total expected future lives of Sibanye Gold’s mines would therefore impact the depreciation, depletion and amortization charge recorded in Sibanye Gold’s consolidated financial statements. Changes due to acquisitions, sales or closures of shafts expected to have a material impact on Sibanye Gold’s depreciation, depletion and amortization calculations, are incorporated in those calculations as soon as they become known.

Impairment of long-lived assets

Sibanye Gold reviews and tests the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, Sibanye Gold performs impairment tests at each fiscal year end in accordance with its internal policies. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Under U.S. GAAP, the impairment model for long-lived assets consists of two steps. The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset including goodwill, if any. If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. Sibanye Gold records an impairment as a charge to earnings if discounted expected future cash flows are less than the carrying amount.

The lowest level at which such cash flows are generated are generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

If there are indications that an impairment may have occurred, Sibanye Gold prepares estimates of expected future cash flows for each group of assets. Expected future cash flows reflect:

•	estimated sales proceeds from the production and sale of recoverable gold contained in proven and probable reserves;

•

expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in the fiscal year ended December 2012, Sibanye Gold used an expected future market gold price of U.S.$1,500 per ounce, and expected future market exchange rate of R8.29 to U.S.$1.00, for the fiscal year ended December 2013 and thereafter;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Sibanye Gold records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The process of determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. Sibanye Gold estimates fair value by discounting the expected future cash flows using a discount factor that reflects a market-related rate of interest for a term consistent with the period of expected cash flows.

Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold prices and currency exchange rates, estimates of costs to produce reserves and future sustaining capital.

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated discounted net cash flows and carrying value can be substantial. An impairment is only recorded when the carrying amount of a long-lived asset exceeds the total estimated discounted net cash flows. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. Management makes this determination using available evidence taking into account current expectations for each mining property.

Sibanye Gold recorded no impairment charges on its long-lived assets during the fiscal years ended December 2012 and 2011, June 2010 and for the six months ended December 31, 2010.

Income taxes

Management establishes a valuation allowance for deferred tax assets where it is more likely than not that some or all deferred tax assets will not be realized based on projections. These determinations are based on the projected taxable income and realization of tax allowances, tax losses and unredeemed capital expenditure. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Sibanye Gold would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

Sibanye Gold is periodically required to estimate the tax basis of assets and liabilities. Where tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. See note 5 to the audited consolidated financial statements which appear elsewhere in this annual report.

Sibanye Gold recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Environmental rehabilitation costs

Sibanye Gold makes provision for environmental rehabilitation costs and related liabilities when environmental disturbances occur based on management’s interpretations of current environmental and regulatory requirements. The provisions are recorded by discounting the expected cash flows associated with the environmental rehabilitation using a discount factor that reflects a credit-adjusted risk-free rate of interest. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of rehabilitation liabilities is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of rehabilitation liabilities. In addition, expected cash flows relating to rehabilitation liabilities could occur over periods up to the planned life of mine at the time the estimate is made and the assessment of the extent of environmental remediation work is highly subjective.

While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may, when considering the factors discussed above, differ materially from the costs that will actually be incurred to rehabilitate Sibanye Gold’s mine sites in the future.

Employee benefits

Management’s determination of Sibanye Gold’s obligation and expense for post-retirement healthcare liabilities, depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in note 16 to Sibanye Gold’s consolidated financial statements and include, among others, the discount rate, healthcare inflation costs and rates of increase in compensation costs. Actual results that differ from management’s assumptions are accumulated and charged over future periods, which will generally affect Sibanye Gold’s recognized expense and recorded obligation in future periods. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect Sibanye Gold’s post-retirement obligations as well as future expenses, which will result in an impact on earnings in the periods that the changes in the assumptions occur.

Share-based compensation

U.S. GAAP requires Sibanye Gold to determine the fair value of shares and share options as of the date of the grant, which is then amortized as share-based compensation expense in the statement of operations over the vesting period of the option grant. Sibanye Gold determines the grant-date fair value of shares and options using a Black-Scholes or Monte Carlo simulation valuation model, which require Sibanye Gold to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Sibanye Gold’s expected dividend yield.

While Sibanye Gold’s management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. Sibanye Gold’s options have characteristics significantly different from those of traded options and therefore fair values may also differ.

The share-based compensation charges reflect Sibanye Gold’s employees participation in Gold Fields’ share-based compensation schemes.

Share-based compensation charges are included in production costs and other costs where compensation costs of the underlying employees are classified.

Recently adopted accounting pronouncements

Revenue recognition

In October 2009, the Accounting Standards Codification, or ASC guidance, related to revenue recognition: multiple-deliverable revenue arrangements was updated. The update specifies multiple–deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP requirements. It establishes a selling price hierarchy and requires significant expansion of disclosures relating to multiple-deliverable revenue arrangements. The amendments in this update are effective prospectively for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010. The updated guidance did not impact Sibanye Gold’s financial statements.

In April 2010, the ASC guidance related to revenue recognition: milestone method of revenue recognition was updated. The amendments provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010. The updated guidance did not impact Sibanye Gold’s financial statements.

Fair value measurements

In January 2010, the ASC guidance related to fair value measurement: improving disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 (unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities) and Level 2 (Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly for substantially the full term of the asset or liability) fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance did not have an impact on Sibanye Gold’s financial statements.

During May 2011, the ASC guidance related to fair value measurement: amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS was issued. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance, additional disclosure requirements, or wording changes to align with IFRS. The ASC guidance is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The adoption of ASU 2011-04 in 2012 did not have a material impact on Sibanye Gold’s consolidated financial statements.

Derivatives and hedging

During March 2010, the ASC guidance related to derivatives and hedging: scope exception related to embedded credit derivatives was updated. The amendments clarify the scope exceptions related to embedded credit derivatives. The amendments are effective from the first fiscal quarter beginning after June 15, 2010. The updated guidance did not impact Sibanye Gold’s financial statements.

Compensation—stock compensation

During April 2010, the ASC guidance related to compensation—stock compensation: effect of denominating the exercise price of a share-based payment awarded in the currency of the market in which the underlying equity security trades was updated. The update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for those fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2010. The updated guidance did not impact Sibanye Gold’s financial statements.

Comprehensive income

During June 2011, the ASC guidance related to comprehensive income: presentation of comprehensive income was updated. The amendments provide an entity with the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The amendments eliminate the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The updated guidance impacted the order of the Group’s primary statements.

Recently issued accounting pronouncement not yet adopted

Balance sheet

During December 2011, the ASC guidance related to disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. Sibanye Gold implemented the provisions of ASU 2011-11 as of January 1, 2013. This guidance is not expected to have an impact on Sibanye Gold’s financial statements.

Other Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Other Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, or ASU No. 2013-02. The amendments in ASU No. 2013-02 require the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the income statement or in the notes, if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. As this guidance provides only presentation requirements, the adoption of this standard will not impact the Company’s results of operations, cash flows or financial position.

Results of Operations

Fiscal Years Ended December 2012 and 2011

Revenues

Product sales decreased by U.S.$279.8 million, or 12%, from U.S.$2,301.0 million in the fiscal year ended December 2011 to U.S.$2,021.2 million in the fiscal year ended December 2012. The decrease in product sales was primarily due to the decrease in gold sales, as detailed below, partially offset by the increased gold price from U.S.$1,590 per ounce in the fiscal year ended December 2011 to U.S.$1,652 per ounce in the fiscal year ended December 2012.

Gold sales decreased by 0.23 million ounces, or 15%, from 1.45 million ounces in the fiscal year ended December 2011 to 1.22 million ounces in the fiscal year ended December 2012. At KDC, gold sales decreased by 0.17 million ounces, or 15%, from 1.10 million ounces in the fiscal year ended December 2011 to 0.93 million ounces in the fiscal year ended December 2012, due to lower volumes mined and processed because of illegal industrial actions and the fire at Ya Rona shaft. At Beatrix, gold sales decreased by 0.06 million ounces, or 17%, from 0.35 million ounces in the fiscal year ended December 2011 to 0.29 million ounces in the fiscal year ended December 2012, due to lower volumes mined and processed because of illegal industrial actions and unplanned safety stoppages in the second quarter.

Costs and Expenses

The following table sets out Sibanye Gold’s total ounces sold and weighted average total cash cost and total production cost per ounce for the fiscal years ended December 2012 and 2011.

	Fiscal year ended December 2012			Fiscal year ended December 2011			Percentage increase in unit total cash cost	Percentage increase in unit total production cost
	Gold sold	Total cash cost(1)	Total production cost(2)	Gold sold	Total cash cost(1)	Total production cost(2)
		(unaudited)			(unaudited)
	(‘000 oz)	(U.S.$/oz)		(‘000 oz)	(U.S.$/oz)		(%)
KDC	935	1,078	1,346	1,100	963	1,215	12	11
Bearix	289	1,121	1,414	347	969	1,197	16	18

Total(3)	1,224			1,447

Weighted average		1,088	1,364	—	965	1,212	13	13

Note:

(1)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.

(2)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(3)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Sibanye Gold’s production costs to its total cash cost and total production cost for the audited fiscal years ended December 2012 and 2011.

	Fiscal year ended December 2012
	KDC	Beatrix	Corporate	Sibanye Gold(4)
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	1,005.3	322.5	—	1,327.8

Less:
G&A other than corporate costs	(29.3)	(9.1)	—	(38.4)
Plus: Employee termination costs	6.0	1.7	—	7.7
Royalties	25.8	8.6	—	34.4

Total cash costs(4)	1,007.8	323.7	—	1,331.5
Plus: Amortization	225.1	76.7	2.3	304.1
Share-based compensation costs	14.1	5.2	—	19.3
Rehabilitation	11.4	2.8	—	14.2

Total production costs(4)	1,258.4	408.4	2.3	1,669.0

Gold produced and sold (‘000 oz)	934.9	288.7	—	1,223.6
Total cash costs (U.S.$/oz)(2)	1,078	1,121	—	1,088
Total production costs (U.S.$/oz)(3)	1,346	1,414	—	1,364

Note:

(1)	Calculated using an average exchange rate of R8.19 per U.S.$1.00 for the period.
(2)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1”.
(3)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(4)	The total may not reflect the sum of the line items due to rounding.

	Fiscal year ended December 2011
	KDC	Beatrix	Corporate	Sibanye Gold(4)
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	1,026.8	334.3	—	1,361.1

Less:
G&A other than corporate costs	(29.6)	(7.8)	—	(37.4)
Plus: Employee termination costs	27.0	4.9	—	32.0
Royalties	35.5	4.6	—	40.1

Total cash cost(4)	1,059.7	336.1	—	1,395.8
Plus: Amortization	250.7	71.1	2.2	323.9
Share-based compensation costs	15.0	4.9	—	19.9
Rehabilitation	10.8	2.9	—	13.8

Total production cost(4)	1,336.2	415.0	2.2	1,753.4

Gold produced and sold (‘000 oz)	1,100.2	346.8	—	1,447.0
Total cash cost (U.S.$/oz)(2)	963	969	—	965
Total production cost (U.S.$/oz)(3)	1,215	1,197	—	1,212

Note:

(1)	Calculated using an average exchange rate of R7.22 per U.S.$1.00.
(2)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1”.
(3)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(4)	The total may not reflect the sum of the line items due to rounding.

Sibanye Gold’s weighted average total cash cost per ounce increased by U.S.$123 per ounce, or 13%, from U.S.$965 per ounce in the fiscal year ended December 2011 to U.S.$ 1,088 per ounce in the fiscal year ended December 2012. This increase was as a result of an increase in electricity tariffs, inflationary increases, wage increases and lower production, offset in part by a weaker Rand against the U.S. dollar.

At KDC, the weighted average total cash cost per ounce increased by U.S.$115 per ounce, or 12% from U.S.$963 per ounce to U.S.$1,078 per ounce. At Beatrix, the weighted average total cash cost per ounce increased by U.S.$152 per ounce, or 16%, from U.S.$969 per ounce in the fiscal year ended December 2011 to U.S.$1,121 per ounce in the fiscal period ended December 2012.

In Rand terms, the weighted average total cash cost increased at KDC and Beatrix as a result of the increase in electricity tariffs, inflationary increases, wage increases and the lower production. In U.S. dollar terms, the costs were affected by a 13.4% weakening of the Rand against the U.S. dollar.

Production costs

Production costs decreased by U.S.$33.3 million, or 2.5%, from U.S.$1,361.1 million in the fiscal year ended December 2011 to U.S.$1,327.8 million in the fiscal ended December 2012. This decrease was due to the weaker Rand against the U.S. dollar and impacted both operations. The Rand weakened by 13.4% over the period.

In Rand terms, production costs increased by 10.7% as a result of the increase in electricity tariffs, wage increases and lower production.

At KDC, production costs decreased by U.S.$21.5 million, or 2.1%, from U.S.$1,026.8 million in the fiscal year ended December 2011 to U.S.$1,005.3 million in the fiscal year ended December 2012.

At Beatrix, production costs decreased by U.S.$11.8 million, or 3.5%, from U.S.$334.3 million in the fiscal year ended December 2011 to U.S.$322.5 million in the fiscal year ended December 2012.

Depreciation and amortization

Depreciation and amortization charges decreased by U.S.$19.8 million, or 6%, from U.S.$323.9 million in the fiscal year ended December 2011 to U.S.$304.1 million in the fiscal year ended December 2012. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

At KDC, depreciation and amortization charges decreased by U.S.$25.6 million, or 10.2%, from U.S.$250.7 million in the fiscal year ended December 2011 to U.S.$ 225.1 million in the fiscal year ended December 2012. This decrease was due mainly to the weaker Rand.

At Beatrix, depreciation and amortization charges increased by U.S.$5.6 million, or 8%, from U.S.$71.1 million in the fiscal year ended December 2011 to U.S.$ 76.7 million in the fiscal year ended December 2012. This increase was due to the decrease in reserves partially offset by a weaker Rand.

	Proven and probable reserves as of			Life of mine(1)		Amortization for the fiscal year ended December
	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	2011	2012
	(‘000 oz)			(years)		(U.S.$ million)
KDC	16,500	16,600	10,200	17	15	250.7	225.1
Beatrix	5,500	5,000	3,300	15	13	71.1	76.7
Corporate and other	—	—	—			2.2	2.3

Total	22,000	21,600	13,500			323.9	304.1

Reserves below infrastructure(2)	3,700	—	—

Total reserves	25,700	21,600	13,500

Note:

(1)	The LoM for each operation shown in the above table differs from that shown in “Information on the Company—Sibanye Gold’s Mining Operations.” The LoM in the above table is based on the above infrastructure proven and probable reserves, whereas the LoM information in “Information on the Company—Sibanye Gold’s Mining Operations” is based on both above and below infrastructure proven and probable reserves.
(2)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.
(3)	Rounding off of figures may result in minor computational discrepancies.

Corporate expenditure

Corporate expenditure increased by U.S.$1.6 million, or 24%, from U.S.$6.8 million in the fiscal year ended December 2011 to U.S.$8.4 million in the fiscal year ended December 2012. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased by R17.3 million, or 35%

from R49.4 million in the fiscal year ended December 2011 to R66.7 million in the fiscal year ended December 2012 mainly due to reorganization of corporate services and inflation. Corporate expenditure represents costs charged by Gold Fields.

Employee termination costs

Employee termination costs decreased by U.S.$24.3 million, or 76%, from U.S.$32.0 million in the fiscal year ended December 2011 to U.S.$7.7 million in the fiscal year ended December 2012. The termination costs in the fiscal years ended December 2012 and 2011 related primarily to restructuring costs as part of the BPR program.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment decreased by U.S.$0.3 million, or 50%, from U.S.$0.6 million in the fiscal year ended December 2011 to U.S.$ 0.3 million in the fiscal year ended December 2012. The major disposals in the fiscal year ended December 2012 related to sale of redundant assets at KDC and Beatrix.

Increase/(decrease) in provision for post-retirement healthcare costs

Sibanye Gold provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan, which covers certain of its former employees, Sibanye Gold remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2012, 126 (at December 31, 2011: 128) former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

In the fiscal year ended December 2012, U.S.$0.3 million was charged to earnings compared with a U.S.$0.1 million charge in respect of Sibanye Gold’s obligations under these medical plans in the fiscal year ended December 2011. The U.S.$0.3 million and U.S.$0.1 million charges in the fiscal years ended December 2012 and 2011 comprise the annual interest and service charges. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At both of its operations, Sibanye Gold makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased by U.S.$0.5 million, or 4%, from U.S.$13.8 million in the fiscal year ended December 2011 to U.S.$14.3 million in the fiscal year ended December 2012. The increase is due primarily to new disturbances partially offset by a decrease in the life of its mines.

Sibanye Gold contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income.

Interest income

Interest income decreased by U.S.$0.7 million, or 5%, from U.S.$13.6 million in the fiscal year ended December 2011 to U.S.$12.9 million in the fiscal year ended December 2012. The decrease was mainly due to the weaker Rand, as the average Rand cash balances were higher in the fiscal year ended December 2012 compared to the fiscal year ended December 2011.

The interest received in the fiscal year ended December 2012 of U.S.$12.9 million comprised U.S.$8.6 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$4.3 million on other cash and cash equivalent balances.

The interest received in the fiscal year ended December 2011 of U.S.$13.6 million comprised U.S.$9.2 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$4.4 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds decreased from U.S.$9.2 million in the fiscal year ended December 2011 to U.S.$8.6 million in the fiscal year ended December 2012, mainly due to the weaker Rand as higher average cash balances were held in the fiscal year ended December 2012 compared with the fiscal year ended December 2011.

Interest on cash balances decreased from U.S.$4.4 million in the fiscal year ended December 2011 to U.S.$4.3 million in the fiscal year ended December 2012 mainly due to the weaker Rand as higher average cash balances were held in the fiscal year ended December 2012 compared with the fiscal year ended December 2011.

Finance expense

Finance expense increased by U.S.$12.5 million, or 625%, from U.S.$2.0 million in the fiscal year ended December 2011 to U.S.$14.5 million in the fiscal year ended December 2012.

The higher interest payments in the fiscal year ended December 2012 are due to interest charges on the R4,220.0 million (U.S.$492.5 million) drawn down under the R2.0 billion Revolving Credit Facility, (R2,000.0 million) (U.S.$233.4 million), the R1.5 billion Long Term Revolving Credit Facilities (R1,000.0 million) (U.S.$116.7 million) and the Other Short Term Credit Facilities (R1,220.0 million) (U.S.$142.4 million).

Royalties

Royalties decreased by U.S.$5.7 million, or 14%, from U.S.$40.1 million in the fiscal year ended December 2011 to U.S.$34.4 million in the fiscal year ended December 2012. The lower royalties in the fiscal year ended December 2012 were due to decreased earnings on which the royalty formula is based.

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. Other expenses increased by U.S.$7.5 million, or 23%, from U.S.$32.0 million in the fiscal year ended December 2011 to U.S.$39.5 million in the fiscal year ended December 2012. The increase in the fiscal year ended December 2012 was attributable to new bridge loan facility charges, long service awards, social contributions and the firefighting costs at the Ya Rona shaft during the fiscal year ended December 2012.

Other expenses in the fiscal year ended December 2012 and the fiscal year ended December 2011 consisted of share-based compensation, restructuring costs arising from the BPR program and facility fees.

Income and mining tax expense

Income and mining tax expense decreased from U.S.$167.5 million in the fiscal year ended December 2011 to an income and mining tax benefit of U.S.$67.5 million in the fiscal year ended December 2012. The table below sets forth Sibanye Gold’s effective tax rate for the fiscal years ended December 2012 and December 2011, including normal and deferred tax.

	Fiscal year ended
	December 2012	December 2011
Effective tax (benefit)/expense rate	(24)%	33%

As noted in “—Overview—Income and Mining Taxes”, during the budget speech in February 2012 the South African Minister of Finance announced that STC would be abolished. This resulted in there being only one gold mining formula to calculate mining income taxes. The revised formula was enacted on April 1, 2012, with effect from January 1, 2012, and resulted in a reduction in the maximum South African tax rate for mining companies from 43% to 34%.

In the fiscal year ended December 2012, the effective tax benefit rate of 24% was lower than the new maximum South African mining statutory tax rate of 34.0% mainly due to the effect of a U.S.$34.5 million (12.2% of income before tax and share of equity investee’s profit) reduction relating to the difference between the maximum rate and the actual rate arising from the application of the South African gold mining formula rate calculation, a U.S.$0.7 million adjustment to reflect the actual realized company tax rates and a U.S.$139.1 million (49.1% of income before tax and share of equity investee’s profit) deferred tax release on reduction of the estimated future tax rate for brought forward deferred tax liabilities due to the reduction in the maximum mining rate and consequent impact in the gold mining tax rate formula. This was offset by U.S.$10.0 million (3.5% of income before tax and share of equity investee’s profit) of non-taxable income/non-deductible expenditure comprising mainly share based compensation of U.S.$32.2 million (after tax effect of U.S.$10.9 million).

In the fiscal year ended December 2011, the effective tax expense rate of 33.3% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of a U.S.$37.8 million reduction relating to the South African mining tax formula rate adjustment and a U.S.$25.4 million adjustment to reflect the actual realized company tax rates offset by U.S.$17.4 million of non-deductible expenditure comprising mainly share based compensation of U.S.$33.0 million (after tax effect of U.S.$14.2 million).

Share of equity investees’ profits/(losses)

Share of equity investees’ profits increased from a profit of U.S.$4.8 million in the fiscal year ended December 2011 to a profit of U.S.$11.4 million in the fiscal year ended December 2012. Sibanye Gold accounts for its interest in Rand Refinery using the equity method of accounting. Sibanye Gold’s equity interest of 33.1% in Rand Refinery was unchanged during the fiscal year ended December 2012 and December 2011.

Net income

As a result of the factors discussed above, Sibanye Gold’s net income increased by U.S.$21.6 million, or 6%, from U.S.$340.7 million in the fiscal year ended December 2011 to U.S.$362.3 million in the fiscal year ended December 2012.

Fiscal Years ended December 2011 and June 2010

Revenues

Product sales increased by U.S.$492.2 million, or 27.2%, from U.S.$1,808.8 million in the fiscal year ended June 2010 to U.S.$2,301.0 million in the fiscal year ended December 2011. The increase in product sales was primarily due to an increase in the average realized gold price of 46.5% from U.S.$1,085 per ounce in the fiscal year ended June 2010 to U.S.$1,590 per ounce in the fiscal year ended December 2011.

Gold sales decreased by 0.22 million ounces, or 13.2%, from 1.67 million ounces in the fiscal year ended June 2010 to 1.45 million ounces in the fiscal year ended December 2011.

At KDC, gold sales decreased by 0.18 million ounces, or 14.1%, from 1.28 million ounces in the fiscal year ended June 2010 to 1.10 million ounces in the fiscal year ended December 2011 due to wage related industrial action and safety related stoppages, resulting in lower underground mining volumes at lower grades.

At Beatrix, gold sales decreased by 0.04 million ounces, or 10.3%, from 0.39 million ounces in the fiscal year ended June 2010 to 0.35 million ounces in the fiscal year ended December 2011 mainly due to lower mining grade in the North section, lower volumes mined and lower mine call factor.

Costs and Expenses

The following table sets out Sibanye Gold’s total ounces sold and weighted average total cash cost and total production cost per ounce for the audited fiscal years ended December 2011 and June 2010, respectively.

	Fiscal year ended December 2011			Fiscal year ended June 2010			Percentage increase in unit total cash cost	Percentage increase in unit total production cost
	Gold sold	Total cash cost(1)	Total production cost(2)	Gold sold	Total cash cost(1)	Total production cost(2)
	(unaudited)			(unaudited)
	(‘000 oz)	(U.S.$/oz)		(‘000 oz)	(U.S.$/oz)		(%)
Continuing operations:
KDC	1,100	963	1,215	1,276	726	903	33	35
Bearix	347	969	1,197	392	742	940	31	27

Total(3)	1,447			1,668

Weighted average	—	965	1,212	—	730	913	32	33
Discontinued operation:
South Deep	—	—	—	265	814	1,053	N/A	N/A

Note:

(1)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(2)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(3)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Sibanye Gold’s production costs to its total cash cost and total production cost for the audited fiscal years ended December 2011 and June 2010, respectively.

	Fiscal year ended December 2011
	KDC	Beatrix	Corporate	Sibanye Gold(4)
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	1,026.8	334.3	—	1,361.1

Less:
G&A other than corporate costs	(29.6)	(7.8)	—	(37.4)
Plus: Employee termination costs	27.0	4.9	—	32.0
Royalties	35.5	4.6	—	40.1

Total cash cost(4)	1,059.7	336.1	—	1,395.8
Plus: Amortization	250.7	71.1	2.2	323.9
Share-based compensation costs	15.0	4.9	—	19.9
Rehabilitation	10.8	2.9	—	13.8

Total production cost(4)	1,336.2	415.0	2.2	1,753.4

Gold produced and sold (‘000 oz)	1,100.2	346.8	—	1,447.0
Total cash cost (U.S.$/oz)(2)	963	969	—	965
Total production cost (U.S.$/oz)(3)	1,215	1,197	—	1,212

Note:

(1)	Calculated using an exchange rate of R7.22 per U.S.$1.00.
(2)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(3)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(4)	The total may not reflect the sum of the line items due to rounding.

	Fiscal year ended June 2010
	KDC	Beatrix	Corporate	Sibanye Gold(4)	South Deep— discontinued
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	936.9	294.4	—	1,231.3	219.1

Add/(less):
G&A other than corporate costs	(23.7)	(7.0)	—	(30.7)	(4.8)
Plus: Employee termination costs	6.0	2.7	0.5	9.2	0.7
Royalties	6.9	0.7	—	7.6	0.5

Total cash cost(4)	926.1	290.8	0.5	1,217.4	215.5
Plus: Amortization	205.1	71.2	1.9	278.2	59.5
Share-based compensation costs	13.6	4.1	—	17.7	3.2
Rehabilitation	8.0	2.5	—	10.5	0.7

Total production cost(4)	1,152.8	368.6	2.4	1,523.8	278.9

Gold produced and sold (‘000 oz)	1,276.3	391.9	—	1,668.2	264.8
Total cash cost (U.S.$/oz)(2)	726.0	742.0	—	730.0	814.0
Total Production cost (U.S.$/oz)(3)	903.0	940.0	—	913.0	1,053.0

Note:

(1)	Calculated using an exchange rate of R7.58 per U.S.$1.00.

(2)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(3)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(4)	The total may not reflect the sum of the line items due to rounding.

Sibanye Gold’s weighted average total cash cost per ounce increased by U.S.$235 per ounce, or 32.2%, from U.S.$730 per ounce in the fiscal year ended June 2010 to U.S.$965 per ounce in the fiscal year ended December 2011. The increase was as a result of the increase in electricity tariffs, inflationary increases, wage increases, the 4.7% strengthening of the Rand against the U.S. dollar and lower production.

At KDC, the weighted average total cash cost per ounce increased by U.S.$237 per ounce, or 32.6%, from U.S.$726 per ounce in the fiscal year ended June 2010 to U.S.$963 per ounce in the fiscal year ended December 2011.

At Beatrix, the weighted average total cash cost per ounce increased by U.S.$227 per ounce, or 30.6%, from U.S.$742 per ounce in the fiscal year ended June 2010 to U.S.$969 per ounce in the fiscal year ended December 2011.

The average total cash cost of South Deep in fiscal year ended June 2010 was U.S.$814 per ounce. The South Deep operation was distributed to Newshelf in December 2010.

Production costs

Production costs increased by U.S.$129.8 million, or 10.5%, from U.S.$1,231.3 million in the fiscal year ended June 2010 to U.S.$1,361.1 million in the fiscal year ended December 2011. This increase was due to the 4.7% strengthening of the South African Rand against the U.S. dollar, inflationary increases, annual wage increases and increases in electricity tariffs.

At KDC, production costs increased by U.S.$89.9 million, or 9.6%, from U.S.$936.9 million in the fiscal year ended June 2010 to U.S.$1,026.8 million in the fiscal year ended December 2011.

At Beatrix, production costs increased by U.S.$39.9 million, or 13.6%, from U.S.$294.4 million in the fiscal year ended June 2010 to U.S.$334.3 million in the fiscal year ended December 2011.

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$45.7 million, or 16.4%, from U.S.$278.2 million in the fiscal year ended June 2010 to U.S.$323.9 million in the fiscal year ended December 2011. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

At KDC, depreciation and amortization charges increased by U.S.$45.6 million, or 22.2%, from U.S.$205.1 million in the fiscal year ended June 2010 to U.S.$250.7 million in the fiscal year ended December 2011. At Beatrix, depreciation and amortization charges remained flat at U.S.$71.1 million. The increase at KDC was mainly due to the increase in the short life ore reserve development which is amortized over a shorter period.

The table below depicts the changes from June 30, 2010 to December 31, 2011 for proven and probable reserves above current infrastructure and the LoM for each operation and the resulting impact on the amortization charge. The LoM information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the LoM for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at December 31, 2011 became effective on January 1, 2012.

	Proven and probable reserves as of			Life of mine(1)		Amortization for the fiscal year ended
	June 30, 2010	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	June 2010	December 2011
	(‘000 oz)			(years)		(U.S.$ million)
KDC	17,600	16,500	16,600	19	17	205.1	250.7
Beatrix	5,400	5,500	5,000	13	15	71.2	71.1
Corporate and other	—	—	—			1.9	2.2

Total	23,000	22,000	21,600			278.2	323.9

Reserves below infrastructure(2)	9,300	3,700	—

Total reserves	32,300	25,700	21,600

Note:

(1)	The LoM for each operation shown in the above table differs from that shown in “Information on the Company—Sibanye Gold’s Mining Operations.” The LoM in the above table is based on the above infrastructure proven and probable reserves, whereas the LoM information in “Information on the Company—Sibanye Gold’s Mining Operations” is based on both above and below infrastructure proven and probable reserves.
(2)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

Corporate expenditure

Corporate expenditure decreased by U.S.$18.5 million, or 73.1%, from U.S.$25.3 million in the fiscal year ended June 2010 to U.S.$6.8 million in the fiscal year ended December 2011. The decrease is mainly due to the strengthening of the Rand against the U.S. dollar and the effect of the corporate restructuring which commenced during the calendar year 2010. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, mainly in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased by R142.1 million, or 74.2%, from R191.5 million in the fiscal year ended June 2010 to R49.4 million in the fiscal year ended December 2011 mainly due to the reallocation of costs to the operations as well as restructuring savings. Corporate expenditure represents costs charged by Gold Fields.

Employee termination costs

Employee termination costs increased by U.S.$22.8 million, or 247.8%, from U.S.$9.2 million in the fiscal year ended June 2010 to U.S.$32.0 million in the fiscal year ended December 2011 mainly due to significant voluntary separation packages. The termination costs in the fiscal years ended December 2011 and June 2010 related primarily to restructuring as part of the BPR program.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment increased by U.S.$0.4 million, or 200%, from U.S.$0.2 million in the fiscal year ended June 2010 to U.S.$0.6 million in the fiscal year ended December 2011.

The major disposals in the fiscal year ended December 2011 related to the sale of redundant assets at KDC and, in the fiscal year ended June 2010, related to the sale of surplus housing at Beatrix and redundant assets at KDC.

Increase/(decrease) in provision for post-retirement healthcare costs

Sibanye Gold provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan which covers certain of its former employees, Sibanye Gold remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2011, 128 (June 30, 2010: 166) former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

Until its distribution in December 2010, Sibanye Gold had an additional post-retirement health care cost liability relating to South Deep employees. Former employees of South Deep belonged to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month, which contribution was fixed until the termination of the obligation on December 31, 2011. This obligation was subsequently transferred as part of the South Deep distribution.

In the fiscal year ended December 2011, U.S.$0.1 million was charged to earnings compared with a U.S.$9.2 million credit to earnings in respect of Sibanye Gold’s obligations under these medical plans in the fiscal year ended June 2010. The U.S.$0.1 million charge in the fiscal year ended December 2011 comprises the annual interest and service charge. The U.S.$9.2 million credit comprises the annual interest and service charge and a decrease in the cross subsidization liability, partly due to the buy-out of 22 members. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its mining operations, Sibanye Gold makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased by U.S.$3.3 million, or 31.4%, from U.S.$10.5 million in the fiscal year ended June 2010 to U.S.$13.8 million in the fiscal year ended December 2011. The increase was due primarily to the effect of higher future estimated inflation, used in calculating future closure costs, for the fiscal year ended December 2011 compared to the fiscal year ended June 2010.

Sibanye Gold contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income.

Interest income

Interest income decreased by U.S.$19.0 million, or 58.3%, from U.S.$32.6 million in the fiscal year ended June 2010 to U.S.$13.6 million in the fiscal year ended December 2011. The decrease was mainly due to lower cash balances and interest rates in the fiscal year ended December 2011 compared to the fiscal year ended June 2010.

The interest received in the fiscal year ended December 2011 of U.S.$13.6 million comprised U.S.$9.2 million on monies invested in the environmental trust funds and U.S.$4.4 million on other cash and cash equivalent balances.

The interest received in the fiscal year ended June 2010 of U.S.$32.6 million comprised U.S.$8.0 million on monies invested in the environmental trust funds and U.S.$24.6 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds increased from U.S.$8.0 million in the fiscal year ended June 2010 to U.S.$9.2 million in the fiscal year ended December 2011 mainly due to an interest adjustment on maturity, in November 2011, of a consumer-price-index-linked security comprising the trust fund investment portfolio.

Interest on cash balances decreased from U.S.$24.6 million in the fiscal year ended June 2010 to U.S.$4.4 million in the fiscal year ended December 2011 mainly due to average lower cash balances in the fiscal year ended December 2011 compared with the fiscal year ended June 2010.

Finance expense

Finance expense decreased by U.S.$25.2 million, or 92.6%, from U.S.$27.2 million in the fiscal year ended June 2010 to U.S.$2.0 million in the fiscal year ended December 2011. The decrease was primarily due to repayment of all borrowings external to the Sibanye Gold Group as well as repayment of interest bearing debt owed to Gold Fields.

Royalties

Royalties increased by U.S.$32.5 million, or 427.6%, from U.S.$7.6 million in the fiscal year ended June 2010 to U.S.$40.1 million in the fiscal year ended December 2011. The royalties were lower in the fiscal year ended June 2010 because the Royalty Act only came into operation from March 1, 2010. The royalty for the fiscal year ended December 2011 reflected the full year’s charge.

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. Other expenses increased by U.S.$12.7 million, or 65.8%, from U.S.$19.3 million in the fiscal year ended June 2010 to U.S.$32.0 million in the fiscal year ended December 2011. The increase in the fiscal year ended December 2011 was in part attributable to the stronger Rand against the U.S. dollar.

Other expenses in the fiscal year ended December 2011 and the fiscal year ended June 2010 consisted of share-based compensation costs, loan facility charges and restructuring costs as part of the business process re-engineering.

Income and mining tax expense

Income and mining tax expense increased by U.S.$83.2 million, or 98.7%, from U.S.$84.3 million in the fiscal year ended June 2010 to U.S.$167.5 million in the fiscal year ended December 2011. The table below sets forth Sibanye Gold’s effective tax rate for the fiscal years ended December 2011 and June 2010, including normal and deferred tax.

	Fiscal year ended
	December 31, 2011	June 30, 2010
Effective tax expense rate	33.3%	34.8%

In the fiscal year ended December 2011, the effective tax expense rate of 33.3% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of a U.S.$37.8 million reduction relating to the South African mining tax formula rate adjustment and a U.S.$25.4 million adjustment to reflect the actual realized company tax rates offset by U.S.$17.4 million of non-deductible expenditure comprising mainly share based compensation of U.S.$14.2 million.

In the fiscal year ended June 2010, the effective tax expense rate of 34.8% was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax effect of a U.S.$16.6 million reduction relating to the South African mining tax formula rate adjustment and a U.S.$10.6 million adjustment to reflect the actual realized company tax rates offset by U.S.$10.8 million of non-deductible expenditure, comprising mainly U.S.$14.3 million stock-based compensation partly offset by various non taxable items.

Share of equity investee’s profits/(losses)

Share of equity investee’s profits decreased by U.S.$3.6 million, or 42.9%, from U.S.$8.4 million in the fiscal year ended June 2010 to U.S.$4.8 million in the fiscal year ended December 2011. Sibanye Gold accounts for its interest in Rand Refinery using the equity method of accounting. Sibanye Gold’s equity interest of 33.1% (excluding 1.8% interest owned by South Deep) in Rand Refinery was unchanged during the fiscal year ended June 2010 and the fiscal year ended December 2011.

Net income from continuing operations

As a result of the factors discussed above, Sibanye Gold’s net income from continuing operations increased by U.S.$174.4 million, or 104.9%, from U.S.$166.3 million in the fiscal year ended June 2010 to U.S.$340.7 million in the fiscal year ended December 2011.

Net loss from discontinued operation

As a consequence of the distribution of South Deep, net loss from discontinued operation in the fiscal year ended June 2010 was U.S.$28.7 million.

During the fiscal year ended June 2010, South Deep sold 0.26 million ounces at an average gold price of U.S.$1,090 per ounce, resulting in product revenues of U.S.$288.7 million partly offset by production costs of U.S.$219.1 million. Other operating and non operating costs were U.S.$95.3 million comprising mainly:

•	U.S.$59.5 million depreciation and amortization;

•	U.S.$3.8 million corporate expenditure; and

•

U.S.$22.9 million net finance expense comprising U.S.$29.4 million gross interest payments and U.S.$6.5 million capitalized interest in respect of South Deep’s mine development and ventilation shaft deepening projects. Gross interest payments of U.S.$29.4 million comprised U.S.$24.4 million on borrowings to fund capital requirements and U.S.$5.0 million forward cover costs on a foreign exchange contract taken out on the split-tenor revolving credit facility, (see”—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources”).

As a result of the above, the loss before taxes was U.S.$25.7 million. Deferred income and mining taxes raised were U.S.$3.0 million resulting in net loss from discontinued operation of U.S.$28.7 million.

Net income

As a result of the factors discussed above, Sibanye Gold’s net income increased by U.S.$203.1 million, or 147.6%, from U.S.$137.6 million in the fiscal year ended June 2010 to U.S.$340.7 million in the fiscal year ended December 2011.

Six-Month Periods Ended December 2010 and December 2009

In 2010, as a result of a change in the fiscal year end of our parent company, Gold Fields, we changed our fiscal year end from June 30 to December 31 beginning in 2011. Financial statements for Sibanye Gold for the six-month period ended December 2009 have not been prepared and are not readily available. As a result, this “Operating and Financial Review and Prospects” contains a discussion of the results of operations of Sibanye Gold during the six-month transition period ended December 2010 on a standalone basis. However, in order to provide investors with information relevant to our results of operations during the six-month transition period ended December 2010 compared to the unaudited six-month period ended December 2009, we have provided the following discussion of the financial measures that are the primary metrics used in management’s assessment of factors and trends which have had, and are anticipated to have, a material effect on results of operations. For the avoidance of doubt, the discussion below does not include any financial or operating information related to South Deep since it was transferred from Sibanye Gold to another company within the Gold Fields Group during December 2010 and was accounted for as a discontinued operation for the six-month transition period ended December 2010 and the six-month period ended December 2009.

The following tables set out Sibanye Gold’s revenue and a reconciliation of Sibanye Gold’s production costs to its total cash cost and total production cost for the six-month transition period ended December 2010 and the six-month period ended December 2009.

	Six-month transition period ended December 2010
	KDC	Beatrix	Corporate	Sibanye Gold(1)
	(in U.S.$ million except as otherwise stated)(4)
Revenue	814.3	259.1	—	1,073.4

Production Costs	523.3	170.5	—	693.8

Less:
G&A other than corporate costs	(11.8)	(3.6)	—	(15.4)
Plus: Employee termination costs	22.0	7.1	5.3	34.4
Royalties	11.8	1.4	—	13.2

Total cash cost(1)	545.3	175.3	5.3	725.9
Plus: Amortization	132.1	36.7	—	168.8
Share-based compensation costs	6.5	2.1	—	8.6
Rehabilitation	4.3	1.5	—	5.8

Total production cost(1)	688.2	215.6	5.3	909.1

Gold produced and sold (‘000 oz)	634.0	202.0	—	836.0

Total cash cost (U.S.$/oz)(2)	860	868	—	868

Total production cost (U.S.$/oz)(3)	1,085	1,067	—	1,087

Note:

(1)	The total may not reflect the sum of the line items due to rounding.
(2)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(3)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(4)	Calculated using an exchange rate of R7.14 per U.S.$1.00.

	Six-month period ended December 2009
	KDC	Beatrix	Corporate	Sibanye Gold(1)
	(unaudited)
	(in U.S.$ million except as otherwise stated)(4)
Revenue	711.4	222.7	—	934.1

Production Costs	465.2	151.4	—	616.6

Less:
G&A other than corporate costs	(12.7)	(3.8)	—	(16.4)
Plus: Employee termination costs	2.9	0.9	—	3.8
Royalties	—	—	—	—

Total cash cost(1)	455.5	148.5	—	603.9
Plus: Amortization	102.5	37.3	1.1	140.9
Share-based compensation costs	7.7	2.3	—	9.9
Rehabilitation	3.9	1.2	—	5.1

Total production cost(1)	569.5	189.2	1.1	759.9

Gold produced and sold (‘000 oz)	695.4	217.2	—	912.6

Total cash cost (U.S.$/oz)(2)	655	684	—	662

Total production cost (U.S.$/oz)(3)	819	871	—	833

Note:

(1)	The total may not reflect the sum of the line items due to rounding.
(2)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1”.
(3)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(4)	Calculated using an exchange rate of R7.65 per U.S.$1.00.

Revenues

Product sales increased by U.S.$139.3 million, or 14.9%, from U.S.$934.1 million in the six-month period ended December 2009 to U.S.$1,073.4 million in the six-month transition period ended December 2010. The increase in product sales was due to the increased gold price from U.S.$1,024 per ounce in the six-month period ended December 2009 to U.S.$1,284 per ounce in the six-month transition period ended December 2010.

Gold sales decreased by 0.07 million ounces, or 7.7%, from 0.91 million ounces in the six-month period ended December 2009 to 0.84 million ounces in the six-month transition period ended December 2010. At KDC and Beatrix, gold sales decreased by 0.06 million ounces, or 8.6%, from 0.70 million ounces to 0.64 million ounces and by 0.01 million ounces, or 4.8%, from 0.21 million ounces to 0.20 million ounces, respectively, due to lower grades mined and processed and lower mining volumes.

Production costs

Production costs increased by U.S.$77.2 million, or 12.5%, from U.S.$616.6 million in the six-month period ended December 2009 to U.S.$693.8 million in the six-month transition period ended December 2010. This increase was due to above inflation wage increases, an increase in electricity tariffs of 27.5%, an increase in employee termination costs mainly due to voluntary retrenchments and the introduction of royalties as from March 1, 2010 together with an increase in amortization.

At KDC, production costs increased by U.S.$58.1 million, or 12.5%, from U.S.$465.2 million in the six-month period ended December 2009 to U.S.$523.3 million in the six-month transition period ended December 2010.

At Beatrix, production costs increased by U.S.$19.1 million, or 12.6%, from U.S.$151.4 million in the six-month period ended December 2009 to U.S.$170.5 million in the six-month transition period ended December 2010.

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$27.9 million, or 19.8%, from U.S.$140.9 million in the six-month period ended December 2009 to U.S.$168.8 million in the six-month transition period ended December 2010. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

At KDC, depreciation and amortization charges increased by U.S.$29.6 million, or 28.9%, from U.S.$102.5 million in the six-month period ended December 2009 to U.S.$132.1 million in the six-month transition period ended December 2010. This increase was due mainly to a decrease in estimated gold reserves.

At Beatrix, depreciation and amortization charges decreased by U.S.$0.6 million, or 1.6%, from U.S.$37.3 million in the six-month period ended December 2009 to U.S.$36.7 million in the six-month transition period ended December 2010. This decrease was mainly due to the decrease in gold production.

Total Cash Cost and Total Production Cost per Ounce

The following table sets out Sibanye Gold’s total ounces sold and weighted average total cash costs and total production cost per ounce for the six-month transition period ended December 2010 and the six-month period ended December 2009.

	Six-month transition period ended December 2010			Six-month period ended December 2009			Percentage increase in unit total cash cost	Percentage increase in unit total production cost
	Gold sold	Total cash cost(1)	Total production cost(2)	Gold sold	Total cash cost(1)	Total production cost(2)
	(unaudited)
	(‘000 oz)	(U.S.$/oz)		(‘000 oz)	(U.S.$/oz)		(%)
KDC	634	860	1,085	695	655	819	31	32
Beatrix	202	868	1,067	217	684	871	27	23

Total(3)	836	—	—	912	—	—	—	—

Weighted average	—	868	1,087	—	662	833	31	30

Note:

(1)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(2)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(3)	The total may not reflect the sum of the line items due to rounding.

Sibanye Gold’s weighted average total cash cost per ounce increased by U.S.$206 per ounce, or 31.1%, from U.S.$662 per ounce in the six-month period ended December 2009 to U.S.$868 per ounce in the six-month transition period ended December 2010. This increase was as a result of a 7.7% decrease in gold production together with a 6.7% strengthening of the Rand against the U.S. dollar, above inflation wage increases and a 27.5% increase in electricity tariffs.

At KDC, the weighted average total cash cost per ounce increased by U.S.$205, or 31.3%, from U.S.$655 per ounce in the six-month period ended December 2009 to U.S.$860 per ounce in the six-month transition period ended December 2010. At Beatrix, the weighted average total cash cost per ounce increased by U.S.$184 per ounce, or 26.9%, from U.S.$684 per ounce in the six-month period ended December 2009 to U.S.$868 per ounce in the six-month transition period ended December 2010.

Notional Cash Expenditure

	For the six-month transition period ended December 2010
	KDC	Beatrix	Corporate	Sibanye Gold(1)
	(in U.S.$ million except as otherwise stated)(4)
Production Costs	523.3	170.5	—	693.8

Add//(less):
Share-based compensation	(6.5)	(2.1)	—	(8.6)
Corporate expenditure	8.1	2.3	—	10.3
Employment termination costs	22.0	7.1	5.3	34.4
Accretion expense on provision for environmental rehabilitation	4.3	1.5	—	5.8

Operating costs(1)	551.2	179.3	5.3	735.8
Additions to property, plant and equipment	177.3	42.7	(10.7)	209.3

Notional cash expenditure(1)	728.5	222.0	(5.4)	945.1

Gold produced (‘000oz)	634.0	202.0	—	836.0
Notional cash expenditure per ounce of gold produced (U.S.$)	1,149	1,099	—	1,131

Note:

(1)	This total may not reflect the sum of the lines due to rounding.
(2)	Calculated using an average exchange rate of R7.14 per U.S.$1.00.

	For the six-month period ended December 2009
	KDC	Beatrix	Corporate	Sibanye Gold(1)
	(unaudited)
	(in U.S.$ million except as otherwise stated)(2)
Production Costs	465.2	151.4	—	616.6

Add//(less):
Share-based compensation	(7.7)	(2.3)	—	(9.9)
Corporate expenditure	9.7	2.8	—	12.5
Employment termination costs	2.9	0.9	—	3.8
Accretion expense on provision for environmental rehabilitation	3.9	1.2	—	5.1

Operating costs(1)	474.1	153.9	—	628.0
Additions to property, plant and equipment	139.9	40.0	0.5	180.4

Notional cash expenditure(1)	614.0	193.9	0.5	808.5

Gold produced (‘000oz)	695.4	217.2	—	912.6
Notional cash expenditure per ounce of gold produced (U.S.$)	883	893	—	886

Note:

(1)	This total may not reflect the sum of the lines due to rounding.
(2)	Calculated using an average exchange rate of R7.65 per U.S.$1.00.

NCE increased from U.S.$808.5 million in the six-month period ended December 2009 to U.S.$945.1 million in the six-month transition period ended December 2010, primarily due to, as noted above under “—Production Costs”, above inflation wage increases, an increase in electricity tariffs of 27.5%, an increase in employee termination costs mainly due to voluntary retrenchments and the introduction of royalties as from March 1, 2010.

NCE per ounce increased from U.S.$886 per ounce in the six-month period ended December 2009 to U.S.$1,131 per ounce in the six-month transition period ended December 2010, primarily due to the lower production, the increased costs noted above and increased capital expenditure. The increase in capital expenditure was due to the effect of converting Rand expenditure into U.S. dollars at a stronger Rand / U.S. dollar exchange rate, from R7.65 in the six-month period ended December 2009 to R7.14 in the six-month transition period ended December 2010, as well as increased expenditure on the KDC mobile milling plant.

Six-Month Transition Period Ended December 2010

Revenues

Product sales were U.S.$1,073.4 million in the six-month transition period ended December 31, 2010. The average realized gold price was U.S.$1,284 per ounce. Gold sales were 0.84 million ounces comprising 0.64 million ounces at KDC and 0.20 million ounces at Beatrix.

Costs and Expenses

The following table sets out Sibanye Gold’s total ounces sold and weighted average total cash cost and total production cost per ounce for the audited six-month transition period ended December 2010.

	Gold sold	Total cash cost(1)	Total production cost(2)
	(‘000oz)	(U.S.$/oz)
Continuing operations:
KDC	634	860	1,085
Beatrix	202	868	1,067

Total(3)	836.0	—	—

Weighted average	—	868	1,087

Discontinued operation:
South Deep	146	851	1,123

Note:

(1)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(2)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(3)	The total may not reflect the sum of the line items due to rounding.

The following tables set out a reconciliation of Sibanye Gold’s production cost to its total cash cost and total production costs for the audited six-month transition period ended December 2010.

	KDC	Beatrix	Corporate	Sibanye Gold	South Deep— discontinued
	(in U.S.$ million except as otherwise stated)(1)
Production Costs	523.3	170.5	—	693.8	125.7

Less:
G&A other than corporate costs	(11.8)	(3.6)	—	(15.4)	(2.6)
Plus: Employee termination costs	22.0	7.1	5.3	34.4	0.4
Royalties	11.8	1.4	—	13.2	0.9

Total cash cost(4)	545.3	175.3	5.3	725.9	124.4
Plus: Amortization	132.1	36.7	—	168.8	37.7
Share-based compensation costs	6.5	2.1	—	8.6	1.8
Rehabilitation	4.3	1.5	—	5.8	0.3

Total production cost(4)	688.2	215.6	5.3	909.1	164.2

Gold produced and sold (‘000 oz)	634.0	202.0		836.0	146.2
Total cash cost (U.S.$/oz)(2)	860	868		868	851
Total production cost (U.S.$/oz)(3)	1,085	1,067		1,087	1,123

Note:

(1)	Calculated using an average exchange rate of R7.14 per U.S.$1.00 for the period.
(2)	For information on how Sibanye Gold has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 2”.
(3)	For information on how Sibanye Gold has calculated total production cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 3”.
(4)	The total may not reflect the sum of the line items due to rounding.

Sibanye Gold’s weighted average total cash cost were U.S.$868 per ounce in the six-month transition period ended December 2010. This total cash cost was affected by above inflation wage increases and an increase in electricity tariffs.

Production costs

Production costs were U.S.$693.8 million in the six-month transition period ended December 2010. Production costs include labor and contractor costs, stores, power and energy costs and other mine direct overheads.

Depreciation and amortization

Depreciation and amortization charges were U.S.$168.8 million in the six-month transition period ended December 2010. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

Depreciation and amortization charges were U.S.$132.1 million at KDC and U.S.$36.7 million at Beatrix.

The table below depicts the proven and probable reserves above current infrastructure and for the life of mine for each operation, and the resulting impact on the amortization charge in the six-month transition period ended December 2010. The life of mine information is based on the operations’ strategic plans, adjusted for proven and probable reserve balances. In basic terms, amortization is calculated using the LoM for each operation, which is based on: (1) the proven and probable reserves above infrastructure for the operation at the start of the relevant period (which are taken to be the same as at the end of the prior period and using only above infrastructure reserves); and (2) the amount of gold produced by the operation during the period. The ore reserve statement as at December 31, 2010 became effective after January 1, 2011.

	Proven and probable reserves as of			Life of mines	Amortization for the six- month transition period ended
	June 2009	June 2010	December 2010	December 2010	December 2010
	(‘000 oz)			(years)	(U.S. $ million)
KDC	19,800	17,600	16,500	19	132.1
Beatrix	6,100	5,400	5,500	13	36.7

Total	25,900	23,000	22,000		168.8

Reserves below infrastructure(1)	9,200	9,300	3,700

Total gold reserves	35,100	32,300	25,700

Note:

(1)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

Corporate expenditure

Corporate expenditure was U.S.$10.3 million in the six-month transition period ended December 2010. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, mainly in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure was R73.6 million in the six-month transition period ended December 2010. Corporate expenditure represents costs charged by Gold Fields.

Employee termination costs

In the six-month transition period ended December 2010, Sibanye Gold incurred employee termination costs of U.S.$34.4 million. The terminations related primarily to restructuring at KDC and Beatrix. In addition, certain employees opted for voluntary separation packages following the business process re-engineering exercise introduced in the calendar year 2010.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment was U.S.$0.4 million in the six-month transition period ended December 2010. The disposals related to the sale of equipment at KDC.

Increase/(decrease) in provision for post-retirement healthcare costs

Sibanye Gold provides medical benefits to employees in its operations through the Sibanye Gold Medical Scheme.

Under the medical plan which covers certain of its former employees, Sibanye Gold remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2010, 142 former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

Until its distribution in December 2010, Sibanye Gold had an additional post-retirement health care cost liability relating to South Deep employees. Former employees of South Deep belonged to a commercial medical scheme with employer liability for contribution per pensioner limited to R400 per month, which contribution was fixed until the termination of the obligation on December 31, 2011. This obligation was subsequently transferred as part of the South Deep distribution.

In the six-month transition period ended December 2010, an amount of U.S.$0.1 million was credited to earnings in respect of Sibanye Gold’s obligations under these medical plans. The credit related to the annual interest and service charge. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase/decrease in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its mining operations, Sibanye Gold makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge for the six-month transition period ended December 2010 was U.S.$5.8 million.

Sibanye Gold contributes to environmental trust funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income.

Interest income

Interest income amounted to U.S.$8.0 million in the six-month transition period ended December 2010. The interest comprised U.S.$4.0 million on monies invested in the environmental trust funds and U.S.$4.0 million on other cash and cash equivalent balances.

Finance expense

Sibanye Gold recognized finance expense of U.S.$7.9 million in the six-month transition period ended December 2010. The interest charge comprised U.S.$1.1 million on uncommitted facilities and U.S.$6.8 million on Gold Fields intercompany loans.

South African Equity Empowerment Transactions

The Mining Charter requires mining entities to achieve a 26% ownership of South African mining assets by HDSAs by the year 2014.

In the fiscal year ended June 30, 2004, Gold Fields implemented its first 15% BEE transaction with Mvelaphanda, a BEE partner. During the six-month transition period ended December 2010, Gold Fields implemented two empowerment transactions to comply with the 2014 BEE equity ownership targets. The value of these transactions was U.S.$182.1 million comprising of the ESOP, for 10.75% of Sibanye Gold, and a broad-based BEE transaction for a further 1.0% of Sibanye Gold. For accounting purposes, these transactions qualify as share-based compensation costs. U.S.$10.8 million of the U.S.$182.1 million related to South Deep, which is included within discontinued operations.

Under the ESOP transaction, 13.5 million Gold Fields shares were issued to approximately 47,000 Sibanye Gold employees. These shares were valued on the grant date using Gold Fields’ closing share price of R122.79 on December 22, 2010, adjusted by a marketability discount of 25.8% to reflect the value of the restrictions placed on these shares; that the eligible employees may not dispose of the shares until after 15 years from grant date. The cost of this once-off share-based compensation was U.S.$171.9 million.

Under the broad-based BEE transaction, 0.6 million Gold Fields shares were issued to broad-based BEE partners on December 23, 2010. The share-based compensation cost, based on the Gold Fields closing share price of R118.51, was U.S.$10.2 million. These shares were not adjusted by a marketability discount because they had no trading restrictions.

Royalties

Royalties were U.S.$13.2 million in the six-month transition period ended December 2010.

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. In the six-month period ended December 2010, there were other expenses of U.S.$11.4 million consisting of miscellaneous items which consisted of share-based compensation costs, research and development into mechanized mining and restructuring costs as part of the business process re-engineering.

Income and mining tax benefit

In the six-month transition period ended December 2010, the income and mining tax benefit was U.S.$3.1 million, representing an effective tax rate of 8.9%. The effective tax benefit rate was lower than the maximum South African mining statutory tax rate of 43.0% mainly due to the tax-effect of a U.S.$3.9 million adjustment to reflect the actual realized company tax rate, a U.S.$10.4 million reduction relating to the South African mining tax formula rate adjustment and a U.S.$61.5 million deferred tax rate release on the reduction of estimated deferred mining tax rates, offset in part by U.S.$81.2 million of non-deductible expenditure comprising mainly U.S.$85.3 million share-based compensation (including U.S.$73.7 million relating to the South African Equity Empowerment Transactions above).

Share of equity investees’ profits/(losses)

Share of equity investee’s profits was U.S.$3.1 million in the six-month transition period ended December 2010. Sibanye Gold accounts for its interest in Rand Refinery using the equity method of accounting. Sibanye Gold’s equity interest of 33.1% in Rand Refinery was unchanged during the six-month transition period December 2010.

Net loss from continuing operations

As a result of the factors discussed above, Sibanye Gold’s net loss from continuing operations during the six-month transition period ended December 2010 was U.S.$28.8 million.

Net loss from discontinued operation

As a consequence of the distribution of South Deep, net loss from discontinued operation in the six-month transition period ended December 2010 was U.S.$11.7 million.

Until its distribution in December 2010, South Deep sold 0.15 million ounces at an average gold price of U.S.$1,287 per ounce, resulting in product revenues of U.S.$169.3 million, partly offset by production costs of U.S.$125.7 million. Other operating and non-operating costs were U.S.$60.0 million comprising mainly:

•	U.S.$35.7 million of depreciation and amortization;

•	U.S.$1.8 million of corporate expenditure; and

•

U.S.$3.8 million net finance expense comprising U.S.$8.5 million in gross interest payments and U.S.$4.7 million in capitalized interest in respect of South Deep’s mine development and ventilation shaft deepening projects. Gross interest payments of U.S.$8.5 million comprised U.S.$1.5 million on borrowings to fund capital requirements and U.S.$7.0 million interest on intercompany loans;

As a result of the above, the loss before taxes was U.S.$16.5 million. Deferred income and mining taxes raised were U.S.$4.8 million resulting in net loss from discontinued operation of U.S.$11.7 million.

Net income/(loss)

As a result of the factors discussed above, Sibanye Gold’s net loss during the six-month transition period ended December 2010 was U.S.$40.5 million.

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Although revenues from Sibanye Gold’s operations are denominated in U.S. dollars, Sibanye Gold receives them in Rand, which are then subject to South African exchange control limitations. See “Information on the Company—Environmental and Regulatory Matters—Exchange Controls.” As a result, those revenues are generally not available to service Sibanye Gold’s non-Rand debt obligations or to make investments outside South Africa without the approval of the SARB.

Net cash provided by operations in the fiscal year ended December 2011 was U.S.$870.3 million compared with U.S.$409.5 million in the fiscal year ended December 2012. In the fiscal year ended December 2012, Sibanye Gold’s realized gold price increased to an average of U.S.$1,652 per ounce compared to U.S.$1,590 per ounce in the fiscal year ended December 2011. The increase in the realized price only partially offset the decrease in production that resulted in revenue from product sales decreasing by U.S.$279.8 million from U.S.$2,301.0 million in the fiscal year ended December 2011 to U.S.$2,021.2 million in the fiscal year ended December 2012. The effect of the decreased revenue on cash generated was further supported by a U.S.$76.1 million increase in taxation paid from U.S.$43.6 million in the fiscal year ended December 2011 to U.S.$119.7 million in the fiscal year ended December 2012 and a U.S.$98.4 million net increase in receivables being settled from U.S.$55.8 million inflow in the fiscal year ended December 2011 to U.S.$42.6 million outflow in the fiscal year ended December 2012.

The net effect was a U.S.$460.8 million decrease in cash flow provided by operations.

Net cash provided by operations in the fiscal year ended June 2010 was U.S.$454.6 million compared with U.S.$870.3 million in the fiscal year ended December 2011. Sibanye Gold’s realized gold price increased from U.S.$1,085 per ounce in the fiscal year ended June 2010 to an average of U.S.$1,590 per ounce in the fiscal year ended December 2011. The increase in realized price resulted in revenue from product sales increasing by U.S.$492.2 million from U.S.$1,808.8 million in the fiscal year ended June 2010 to U.S.$2,301.0 million in the fiscal year ended December 2011.

The increased revenues were offset in part by a U.S.$129.8 million increase in production costs from U.S.$1,231.3 million in the fiscal year ended June 2010 to U.S.$1,361.1 million in the fiscal year ended December 2011. In addition, there was a decrease in interest paid of U.S.$25.2 million and a higher release from working capital of U.S.$8.4 million. The net effect was a U.S.$389.5 million increase in cash flow provided by continuing operations.

During the fiscal year ended June 2010, discontinued operations utilized U.S.$26.2 million in operations mainly due to production costs and investment in working capital.

Net cash provided by operations in the six-month transition period ended December 2010 was U.S.$264.5 million. In the six-month transition period ended December 2010, Sibanye Gold’s realized gold price averaged U.S.$1,284 per ounce.

Sibanye Gold generated product sales of U.S.$1,073.4 million in the six-month transition period ended December 2010. The revenues were offset in part mainly by U.S.$693.8 million in production costs, U.S.$34.4 million employee termination costs, U.S.$7.9 million in interest payments, U.S.$16.7 million in royalties and taxes and a U.S.$25.4 million net release of working capital. The net effect was a U.S.$288.7 million cash flow provided by continuing operations.

During the six-month period ended December 2010, discontinued operations utilized U.S.$24.2 million in operations mainly due to production costs and investment in working capital.

Cash flows from investing activities

Cash utilized in investing activities decreased from U.S.$416.2 million in the fiscal year ended December 2011 to U.S.$381.8 million in the fiscal year ended December 2012. The items comprising these amounts are discussed below.

Capital expenditure decreased by U.S.$25.4 million from U.S.$404.8 million in the fiscal year ended December 2011 to U.S.$379.4 million in the fiscal year ended December 2012. In Rand terms, capital expenditure increased by R184.3 million from R2,922.6 million in the fiscal year ended December 2011 to R3,106.9 million in the fiscal year ended December 2012. The major expenditure items were ore reserve development of U.S.$259.8 million and U.S.$295.0 million in the fiscal years ended December 2012 and 2011, respectively.

Proceeds on disposal of property, plant and equipment decreased from U.S.$2.1 million in the fiscal year ended December 2011 to U.S.$0.6 million in the fiscal year ended December 2012. The proceeds in both periods relate to the sale of redundant mining assets.

Sibanye Gold contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income. The amount required to be contributed each year is calculated pursuant to a statutory formula, and can vary depending on how the fund’s investments performed, the lives of mine of its South African operations and various other factors. During the fiscal years ended December 2011 and 2012, Sibanye Gold’s operations contributed U.S.$13.5 million and U.S.$3.0, respectively, to the environmental trust fund.

Cash utilized in investing activities decreased from U.S.$604.3 million in the fiscal year ended June 2010 to U.S.$416.2 million in the fiscal year ended December 2011. The items comprising of these amounts are discussed below.

Capital expenditure increased by U.S.$20.8 million from U.S.$384.0 million in the fiscal year ended June 2010 to U.S.$404.8 million in the fiscal year ended December 2011. In Rand terms, capital expenditure increased by R11.9 million from R2,910.7 million in the fiscal year ended June 2010 to R2,922.6 million in the fiscal year ended December 2011. The major expenditure items were ore reserve development of U.S.$235.0 million and U.S.$295.0 million in the fiscal year ended June 2010 and in the fiscal year ended December 2011, respectively.

Proceeds on disposal of property, plant and equipment increased from U.S.$0.4 million in the fiscal year ended June 2010 to U.S.$2.1 million in the fiscal year ended December 2011. The proceeds in both periods relate to the sale of redundant mining assets.

During the fiscal years ended June 2010 and December 2011 Sibanye Gold’s operations contributed U.S.$7.4 million and U.S.$13.5 million to the environmental trust fund, respectively.

During the fiscal year ended June 2010, discontinued operations utilized U.S.$213.3 million in investing activities mainly relating to capital expenditure of U.S.$212.8 million for developing and equipping the South Deep mine as part of the build-up to full production. In Rand terms, capital expenditure was R1,613.3 million. The balance of U.S.$0.5 million related to contributions were made to the environmental trust fund.

Cash utilized in investing activities was U.S.$359.9 million in the six-month transition period ended December 2010. Capital expenditure was U.S.$209.3 million, or in Rand terms, R1,494.4 million. The major expenditure item was ore reserve development of U.S.$136.9 million.

Proceeds on the disposal of property, plant and equipment were U.S.$0.2 million in the six-month transition period ended December 2010. The proceeds related to the sale of equipment at KDC.

During the six-month transition period ended December 2010, Sibanye Gold’s operations contributed U.S.$13.6 million to the environmental trust fund.

During the six-month transition period ended December 2010, discontinued operation utilized U.S.$137.2 million in investing activities mainly relating to capital expenditure of U.S.$140.5 million for developing and equipping the South Deep mine as part of the build-up to full production. In Rand terms, capital expenditure was R1,003.2 million. The balance of U.S.$3.3 million related to proceeds on disposal of equipment.

Cash flows from financing activities

Net cash utilized in financing activities decreased from U.S.$547.4 million in the fiscal year ended December 2011 to U.S.$42.5 million in the fiscal year ended December 2012. The items comprising these amounts are discussed below.

Long and short-term loans received were U.S.$55.4 million in the fiscal year ended December 2011 and U.S.$515.3 million in the fiscal year ended December 2012. The U.S.$366.3 million in loans received related to the draw-down under the R2.0 billion Revolving Credit Facility and the R1.5 billion Long Term Revolving Credit Facilities. The balance of U.S.$149.0 million in loans received related to draw downs under the Other Short Term Credit Facilities.

Long and short-term loans repaid were U.S.$55.4 million in the fiscal year ended December 2011 and nil in the fiscal year ended December 2012. The U.S.$55.4 million in loans repaid in the fiscal year ended December 2011 related to draw downs on various Other Short Term Credit Facilities.

Related party loans received were nil million and U.S.$59.4 million in the fiscal years ended December 2011 and 2012, respectively.

Related party loans repaid were U.S.$211.8 million and U.S.$521.7 million in the fiscal years ended December 2011 and 2012, respectively.

Dividends paid amounted to U.S.$335.6 million in the fiscal year ended December 2011 and U.S.$95.5 million in the fiscal year ended December 2012. Dividend payments amounted to R2,423.3 million in the fiscal year ended December 2011 and R731.3 million in the fiscal year ended December 2012.

Net cash generated by financing activities was U.S.$154.9 million in the fiscal year ended June 2010 as compared to net cash utilized by financing activities of U.S.$547.4 million in the fiscal year ended December 2011. The items comprising these amounts are discussed below:

Long and short-term loans received were U.S.$137.2 million in the fiscal year ended June 2010 and U.S.$57.0 million in the fiscal year ended December 2011. The U.S.$137.2 million in loans received related to borrowings from various local banks to fund short-term working capital requirements and capital expenditure.

Long and short-term loans repaid were U.S.$282.3 million in the fiscal year ended June 2010 and U.S.$55.4 million in the fiscal year ended December 2011. The U.S.$282.3 million in loans repaid in the fiscal year ended June 2010 related to draw downs on the Group’s various committed and uncommitted facilities.

Related party loans received were U.S.$693.0 million and nil million in the fiscal years ended June 2010 and December 2011, respectively.

Related party loans paid were nil million and U.S.$211.8 million in the fiscal years ended June 2010 and December 2011, respectively.

For a description of Sibanye Gold’s various credit facilities, see “—Credit Facilities and Other Capital Resources”.

U.S.$0.5 million overdraft was drawn in the fiscal year ended June 2010 compared to nil in the fiscal year ended December 2011.

Dividends paid amounted to U.S.$121.0 million in the fiscal year ended June 2010 and U.S.$335.6 million in the fiscal year ended December 2011. Dividend payments amounted to R917.1 million in fiscal year ended June 2010 and R2,423.3 million in the fiscal year ended December 2011.

Discontinued operations utilized U.S.$272.5 million in financing activities mainly relating to repayments of U.S.$257.5 million on the split-tenor revolving credit facility and U.S.$15.0 million on the syndicated revolving credit facility.

Net cash generated by financing activities was U.S.$116.8 million in the six-month transition period ended December 31, 2010. The net cash generated comprised:

•	U.S.$113.6 million in related party loans raised;

•	U.S.$0.6 million repayment of bank overdraft; and

•	U.S.$43.3 million in dividend payments. In Rand terms, dividend payments amounted to R309.5 million.

Discontinued operations provided U.S.$47.1 million during the six-month transition period ended December 2010 and related to related party loans raised.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash utilized after effects of exchange rate was U.S.$108.9 million in the fiscal year ended December 2011 and U.S.$10.6 million utilized in the fiscal year ended December 2012. Net cash generated was U.S.$17.2 million in the fiscal year ended June 2010 and U.S.$108.9 million utilized in the fiscal year ended December 2011. Net cash generated was U.S.$36.8 million in the six-month transition period ended December 2010.

The resultant cash and cash equivalents at December 31, 2012, December 31, 2011, December 31, 2010 and June 30, 2010 were U.S.$34.0 million, U.S.$44.6 million, U.S.$153.5 million and U.S.$116.7 million, respectively.

Credit Facilities and Other Capital Resources

As of April 19, 2013, Sibanye Gold had committed unutilized banking facilities of R2.0 billion available under the Bridge Loan Facilities. As of December 31, 2012, Sibanye Gold had committed, unutilized banking facilities of U.S.$788.3 million available under the following Gold Fields Group facilities, the details of which are disclosed below:

•	U.S.$730.0 million available under the various U.S. dollar committed revolving credit facilities; and

•	U.S.$58.3 million (R500.0 million) available under a committed Rand revolving credit facility.

The Gold Fields Group’s R2.0 billion Revolving Credit Facility and the R1.5 billion Long Term Revolving Credit Facilities were repaid and canceled on February 18, 2013. In addition, Sibanye Gold was released from its obligations under the Gold Fields Group U.S. dollar committed revolving credit facilities as of February 15, 2013, the date on which these facilities were canceled.

In addition, prior to the Spin-off, Sibanye Gold had access to contractual arrangements for uncommitted borrowing facilities with several banking counterparties to meet Sibanye Gold’s normal contingency funding requirements. These uncommitted borrowing facilities were no longer available after the Spin-off date. As of the date of this annual report, Sibanye Gold was not in default under the terms of any of its outstanding credit facilities.

In the event that Sibanye Gold undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs which, as of the Spin-off date, may require obtaining Lenders’ (as defined below) consent under the Bridge Loan Facilities, which could have an adverse effect on Sibanye Gold’s liquidity, including increasing its level of debt.

R6.0 billion Bridge Loan Facilities

On November 28, 2012, Sibanye Gold entered into a R6.0 billion (U.S.$700.1 million) term and revolving credit facility agreement reducing to R5.0 billion (U.S.$583.4 million) in respect of the Bridge Loan Facilities. The Bridge Loan Facilities comprise a R4.0 billion (U.S.$466.7 million) term loan facility, or Facility A, and a R2.0 billion (U.S.$233.4 million) loan revolving credit facility, or Facility B. The purpose of the Bridge Loan Facilities was to refinance Sibanye Gold’s debt on the Spin-off date, after which point the balance of the available amounts under the Bridge Loan Facilities was intended to fund ongoing capital expenditure, working capital and general corporate expenditure requirements.

Facility A’s loan amount will reduce from R4.0 billion (U.S.$466.7 million) to R3.5 billion (U.S.$408.4 million) on the earliest of the date on which Sibanye Gold’s Board declares a final dividend in respect of the fiscal year ending December 2013 or the first anniversary of the Spin-off. Similarly, Facility B’s loan amount will reduce from R2.0 billion (U.S.$233.4 million) to R1.5 billion (U.S.$175.0 million) on the earliest of the date on which Sibanye Gold’s Board declares a final dividend in respect of the fiscal year ending December 2013 or the first anniversary of the Spin-off. The Bridge Loan Facilities mature on August 18, 2014, 18 months after the Spin-off.

The Bridge Loan Facilities are provided by ABSA Bank Limited, Nedbank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and JP Morgan Chase Bank, N.A., (the “Lenders”) with Nedbank Limited as agent.

The Bridge Loan Facilities bear interest at JIBAR plus a margin of 3.00% per annum for 12 months after the Spin-off and 3.50% per annum for the last six months of the facilities agreement. If Sibanye Gold is not released as a guarantor under the U.S.$1 billion 4.875% guaranteed Notes due October 7, 2020 within six months of Spin-off, by August 2013, the margin will increase to 3.25% per annum for the six to 12 month period after the Spin-off and to 3.75% per annum for the last six months of the facilities agreement. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the Bridge Loan Facilities.

Sibanye Gold must lodge and register a security package for its obligations under the facilities agreement within six months of the Spin-off if it is not released as a guarantor under the Notes at such point in time. For additional information, see “Additional Information—Bridge Loan Facilities”, “Additional Information—Indemnity Agreement” and “Additional Information—Cession in Security Agreement”.

On February 18, 2013, Sibanye Gold drew down R4.0 billion (U.S.$466.7 million) under Facility A and R570 million (U.S.$66.5 million) under Facility B and used some of the proceeds to refinance Sibanye Gold’s debt under the R2.0 billion Revolving Credit Facility, the R1.5 billion Long Term Revolving Credit Facilities and the Other Short Term Credit Facilities. On March 18, 2013, Sibanye Gold repaid R570 million (U.S.$66.5 million) under Facility B.

U.S.$1 billion Syndicated Revolving Credit Facility

On June 20, 2011, Sibanye Gold, Orogen and GFO entered into a U.S.$1 billion syndicated revolving loan facility with an option to increase the facility to U.S.$1.1 billion within six months from signing date. The option to increase the facility to U.S.$1.1 billion was not exercised. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is June 20, 2016.

The facility bore interest at LIBOR plus a margin of 1.20% per annum. Where the utilization under the facility was greater than 33 1/3% and less than or equal to 66 2/3%, a utilization fee of 0.20% per annum was payable on the amount of utilizations. Where the utilization under the facility was greater than 66 2/3%, a utilization fee of 0.40% per annum was payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.42% per annum.

The outstanding borrowings of Orogen under this facility at December 31, 2012 were U.S.$666.0 million and December 31, 2011 were U.S.$220.0 million, respectively.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO. As of February 15, 2013, Sibanye Gold is no longer a guarantor under this syndicated loan revolving facility.

U.S.$500 million Syndicated Revolving Credit Facility

On April 17, 2012, Sibanye Gold, Orogen and GFO entered into a U.S.$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is April 17, 2017.

The facility bore interest at LIBOR plus a margin of 1.60% per annum. Where the utilization under the facility was less than or equal to 33 1/3%, a utilization fee of 0.20% per annum was payable on the amount of utilizations. Where the utilization under the facility was greater than 33 1/3%, and less than or equal to 66 2/3%, a utilization fee of 0.40% per annum was payable on the amount of utilizations. Where the utilization under the facility is greater than 66 2/3%, a utilization fee of 0.60% per annum was payable on the amount of utilizations. Such utilization fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.56% per annum.

The outstanding borrowings of Orogen under this facility at December 31, 2012 were U.S.$104.0 million.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO. As of February 15, 2013, Sibanye Gold is no longer a guarantor under this syndicated revolving loan facility.

R2.0 billion Revolving Credit Facility

On December 15, 2011, Sibanye Gold and GFO entered into a R2.0 billion (U.S.$233 million) revolving credit facility. The purpose of the facility was to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. The final maturity date of this facility was December 19, 2016. However, the facility has been repaid and canceled as of February 18, 2013. The facility bore interest at JIBAR plus a margin of 1.95% per annum. The borrowers were required to pay a semi annual commitment fee of 0.65% per annum. This facility replaced a R1.5 billion (U.S.$175 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014 at JIBAR plus 2.95%, which was canceled and replaced with the R2.0 billion (U.S.$233 million) revolving credit facility, which became effective on December 19, 2011.

During the fiscal year ended December 2012, Sibanye Gold drew down R2.0 billion (U.S.$244.2 million) under this facility to fund working capital requirements.

The outstanding borrowings of Sibanye Gold under this facility at December 31, 2012 were R2.0 billion (U.S.$233.4 million). The R2.0 billion revolving credit facility and the R1.5 billion revolving credit facility it replaced were unutilized at December 31, 2011.

Borrowings under the revolving credit facility were guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO. This facility was repaid and canceled as of February 18, 2013.

R1.5 billion Long Term Revolving Credit Facilities

Sibanye Gold and GFO entered into separate revolving credit facilities with tenors of three years. The purpose of the facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt.

The borrowers were required to pay a commitment fee of between 0.85% and 0.90% per annum on the undrawn and uncanceled amounts of the facilities, calculated and payable either quarterly or semi annually in arrears.

In summary the facilities were:

•	a R1.0 billion (U.S.$116.7 million) revolving credit facility entered into on December 9, 2009 and maturing June 30, 2013 at JIBAR plus 3.00%; and

•	a R500 million (U.S.$58.3 million) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at JIBAR plus 2.85%

On October 24, 2012, Sibanye Gold drew down R500.0 million (U.S.$61.1 million) under the R500.0 million revolving credit facility. On November 16, 2012, Sibanye Gold drew down a further R500.0 million (U.S.$61.1 million) under the R1.0 billion revolving credit facility. These facilities were unutilized at December 31, 2011.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were R1.0 billion (U.S.$116.7 million).

On January 18, 2013, Sibanye Gold drew down the balance of R500 million (U.S.$61.1 million) under the R1.0 billion revolving credit facility.

Borrowings under these facilities were guaranteed by Gold Fields, GFH, GFO, Orogen, Newshelf and Sibanye Gold. These facilities were repaid and canceled as of February 18, 2013.

Other Short Term Credit Facilities

Gold Fields utilized other uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations, including Sibanye Gold. The total draw downs were R1,220 million (U.S.$149.0 million) in the fiscal year ended December 2012, R400 million (U.S.$57 million) in the fiscal year ended December 2011 and R290 million (U.S.$39 million) in the six-month transition period ended December 2010. The total repayments were Rnil million (U.S.$nil million) in the fiscal year ended December 2012, R400 million (U.S.$57 million) in the fiscal year ended December 2011 and R290 million (U.S.$42 million) in the six-month transition period ended December 2010. The repayments were made from cash generated by operations.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were R1,220 million (U.S.$142.4 million).

Subsequent to December 31, 2012, Sibanye Gold’s borrowings under these facilities decreased to R900 million (U.S.$105.0 million) and were repaid in full on February 18, 2013, by drawing down under the Bridge Loan Facilities.

Guarantees

In addition to the abovementioned facilities, Sibanye Gold is a guarantor of the following:

•	U.S.$1 billion Notes issue due 2020 together with Gold Fields, GFO, Orogen and GFH.

On December 14, 2012, the JSE approved the deregistration of the Gold Fields’ R10 billion Domestic Medium Term Note Program and, therefore, Sibanye Gold is no longer a guarantor under this program.

Contractual obligations and commitments as at December 31, 2012

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(U.S.$ millions)
Long-term debt
Capital(1)	492.5	—	492.5	—	—
Interest	64.8	38.7	26.1	—	—
Other long-term obligations
Post-retirement healthcare(2)	2.1	—	—	—	2.1
Environmental obligations(3)	214.7	—	—	—	214.7

Total contractual obligations	774.1	38.7	518.6	—	216.8

Note:

(1)	The contractual obligations of long-term debt is based on the terms of the refinanced debt being the Bridge Loan Facilities.
(2)	Sibanye Gold’s provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependents of former employees on a pay-as-you-go basis.
(3)	Sibanye Gold makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “—Critical Accounting Policies and Estimates—Environmental rehabilitation costs”.

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(U.S.$ millions)
Other commercial commitments
Guarantees(1)	0.5	0.5	—	—	—
Capital expenditure(2)	59.7	59.7	—	—	—

Total commercial commitments	60.2	60.2	—	—	—

Note:

(1)	Guarantees consist of numerous obligations.
(2)	Capital expenditure consists only of amounts committed to external suppliers, although as of December 31, 2012 an amount of U.S.$506.6 million in respect of capital expenditure had been approved by Gold Fields’ Board.

During the fiscal year ended December 2012 and the fiscal year ended December 2011, there were no material changes outside the ordinary course of Sibanye Gold’s business in the specified contractual obligations. On November 28, 2012, Sibanye Gold entered into a R6.0 billion term loan and revolving credit facilities agreement regarding the Bridge Loan Facilities. For more information on the Bridge Loan Facilities see “Additional Information—Material Contracts—Bridge Loan Facilities”.

Working capital

Management believes that Sibanye Gold’s working capital resources, by way of internal sources and banking facilities, are sufficient to fund Sibanye Gold’s currently foreseeable future business requirements. See “The Separation and Spin-off” for descriptions of certain financing transactions subsequent to December 2012.

Off balance sheet items

At December 31, 2012, Sibanye Gold had no material off balance sheet items.

Recent Developments

See “Information on the Company—Developments since December 31, 2011”.

Trend and Outlook

For a discussion of the trends affecting Sibanye Gold’s business and operations, see “Operating and Financial Review and Prospects—Overview”. Sibanye Gold believes that the factors affecting its results of operations discussed therein will continue to affect the business during fiscal 2013.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the Directors:

Name	Age	Position	Term Expires
M. Sello Moloko	47	Non-Executive Chairperson	May 2014
Neal J. Froneman	53	Executive Director and Chief Executive Officer	May 2014	(1)
Charl Keyter	39	Executive Director and Chief Financial Officer	May 2014	(1)
Timothy J. Cumming	55	Non-Executive Director	May 2013
Barry E. Davison	67	Non-Executive Director	May 2013
Keith A. Rayner	56	Non-Executive Director	May 2014
Richard P. Menell	57	Non-Executive Director	May 2014
Nkosemntu G. Nika	54	Non-Executive Director	May 2013
Susan C. van der Merwe	58	Non-Executive Director	May 2013
Jerry S. Vilakazi	52	Non-Executive Director	May 2014

Note:

(1)	The Memorandum of Incorporation has been amended to include the retirement by rotation of Executive Directors. The Shareholders will be asked at the annual general meeting on May 13, 2013 to approve this change.

The former Directors, Nicholas J. Holland, Peter L. Turner, Kgabo F.L. Moabelo and Soobramoney M. Govender, resigned as Directors with effect from December 31, 2012. Former Director Morapedi M. Mutloane resigned as Director with effect from November 09, 2012.

The business address of each of the Directors is Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Westonaria, 1780, South Africa.

Directors and Executive Officers

The Board must consist of no less than four and no more than 15 Directors at any time.

The longest serving one-third of non-executive Directors, or Non-Executive Directors, must retire from office at each annual general meeting of Sibanye Gold. Retiring Directors may make themselves available for re-election and may be re-elected at the annual general meeting at which they retire. Executive Directors, or the Executive Directors, may be appointed as Directors by contract with Sibanye Gold for a maximum period of five years at any one time. The number of Directors serving under these contracts must at all times be less than one-half of the total number of Directors in office.

The Board may meet as it sees fit and set its own policies for adjourning and otherwise regulating meetings. Any director may call a meeting of the Board at any time and must call a meeting if requested to do so by at least two Directors. The Memorandum of Incorporation further provides for the following:

•

if a Director has a personal financial interest in a matter to be considered at a meeting of the Board, that Director is obliged to disclose that interest, must leave the meeting after making that disclosure and must not take part in the consideration of the matter. While absent from such meeting, the interested Director will nevertheless be regarded as being present for the purposes of determining a quorum, but will not be regarded as being present for the purpose of determining whether a resolution has sufficient support to be adopted. However, a Director who owns ordinary shares may vote his ordinary shares at a general meeting of shareholders in a transaction in which the Director is interested;

•

a Director may not vote as a Director to determine his own compensation. The shareholders in a general meeting determine the fees for Directors, in their capacity as such, from time to time. Any additional compensation, including compensation for additional services performed by the Director for Sibanye Gold’s business or for other positions in Sibanye Gold or its subsidiaries, must be determined by a quorum of Directors whose compensation would not be affected by the decision; and

•	the Directors are not required to hold shares in Sibanye Gold.

The Memorandum of Incorporation does not provide for a mandatory retirement age for Directors. However, the Board’s charter specifies the retirement age to be 72 years of age.

Under Section 303A.11 of the NYSE Company Manual, or the NYSE Listing Standards, foreign private issuers such as Sibanye Gold must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. listed companies under the NYSE Listing Standards. Disclosure of the significant ways in which Sibanye Gold’s corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found on Sibanye Gold’s website at http://www.sibanyegold.co.za.

Executive Directors

Neal J. Froneman (53). Pr Eng BSc Mech Eng (Ind Opt) University of the Witwatersrand, BCompt UNISA. Executive Director and Chief Executive Officer. Mr. Froneman was appointed an Executive Director and Chief Executive Officer of Sibanye Gold effective January 1, 2013. Mr. Froneman has over 30 years of relevant operational, corporate development and mining industry experience. Mr. Froneman was appointed CEO of Aflease Gold Limited, or Aflease Gold, in April 2003. Aflease Gold, through a series of reverse takeovers, became Gold One in May 2009. Mr. Froneman was primarily responsible for the creation of Uranium One Inc., or Uranium One, from the Aflease Gold uranium assets. During this period, Mr. Froneman was Chief Executive Officer of both Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. Prior to joining Aflease Gold, Mr. Froneman has also held executive and senior management positions at Gold Fields, Harmony Gold and JCI Limited. He is also a non-executive director of Delview Three (Pty) Limited, Hi-Zone Traders 116 (Pty) Limited, 17 Perissa (Pty) Limited and Forestry Services (Pty) Limited.

Charl Keyter (39). BCom, Johannesburg University, MBA Northwest University, ACMA and CGMA. Executive Director and Chief Financial Officer. Mr. Keyter was appointed a Director on November 9, 2012 and was appointed an Executive Director and Chief Financial Officer of Sibanye Gold effective January 1, 2013. Previously, Mr. Keyter was Vice President and Group Head of International Finance for Gold Fields. Mr Keyter started his career with Gold Fields in February 1995 and has held various positions in the finance department within the group, including Management Accountant at Libanon Gold Mine and Kloof Gold Mine and later Unit Manager Finance at Kloof Gold Mine. In 2005, Mr. Keyter was appointed Unit Manager—Management Accounting in the Corporate Office and during this time he was the acting Senior Manager Finance for the Venezuela operation. Between late 2006 and 2009 he returned to South Africa and held the position of Senior Manager Finance for the Driefontein Mine and Head of Finance for the South African Region. In 2010, he was appointed as Head of Finance for the International Operations of Gold Fields. He has more than 17 years of mining experience. He is also a non-executive director of Oil Recovery and Maintenance Services (Pty) Ltd and Grease Trap Maintenance (Pty) Ltd.

Non-Executive Directors

Timothy J. Cumming (55). BSc Engineering (Honors), University of Cape Town and BA (Oxon) (PPE) and MA (Oxon), Oxford University, United Kingdom. Mr. Cumming was appointed a non-executive director effective February 21, 2013 Mr. Cumming is the founder and partner of Scatterlinks, a South African based company offering mentoring and coaching to senior business executives as well as strategic advisory services to financial services businesses. He was previously involved with the Old Mutual Group as CEO of the OM Investment Group SA, Executive Vice president-Director of Global Business Development of Old Mutual Asset Management (USA), Managing Director—Head of Corporate Segment of Old Mutual (South Africa), Strategy

Director of Old Mutual (Emerging Markets) and Interim CEO of Old Mutual Investment Group (South Africa). He was also Executive Director and Head of Investment Research (Africa) for HSBC Securities. Mr. Cumming started his career as a management trainee at Anglo American Corporation of South Africa and worked on a variety of gold and diamond mines including being Resident Engineer at Anglo American Corporation’s gold mines in Welkom.

Barry E. Davison (67). BA (Law and Economics), University of The Witwatersrand, Graduate’s Commerce Diploma, Birmingham University, United Kingdom, CIS Diploma in Advanced Financial Management and an Advanced Executive Programme, University of South Africa. Mr. Davison was appointed a non-executive director effective February 21, 2013. Mr. Davison has more than 40 years of experience in the mining industry and has served as Executive Chairman of Anglo American Platinum, Chairman of Anglo American plc’s Ferrous Metals and Industries Division and Executive Director of Anglo American plc. He was a director of a number of listed companies including Nedbank banking Group, Kumba Resources Limited, Samancor Limited and the Tongaat-Hulett Group Limited.

M. Sello Moloko (47). BSc (Honors) and Postgraduate Certificate in Education, University of Leicester, Advanced Management Program, Wharton. Chairperson of the Board. Mr. Moloko was appointed the Non-Executive Chairperson of the Board effective January 1, 2013. Mr. Moloko was appointed as a director of Gold Fields on February 25, 2011 and resigned as a director on December 31, 2012. He is the executive Chair and Founder of Thesele Group and non-executive Chair of Alexander Forbes Group. He has an extensive career in financial services, including stints at Brait Asset Managers and Old Mutual Life Assurance Company (SA) Limited, where he was CEO of Old Mutual Asset Managers until 2004. Mr. Moloko’s other directorships are Sycom Property Fund and Acucap Limited. He is Chairman of the Nelson Mandela Foundation Investment Committee.

Nkosemntu G. Nika (55). BCom, BCompt (Honors), CA (SA) and Advanced Management Programme, INSEAD. Mr. Nika was appointed a non-executive director effective February 21, 2013. Mr. Nika is currently an independent non-executive Director of Scaw South Africa (Pty) Limited, ConvergeNet Holdings Limited and Chairman of the Audit and Risk Committee of Foskor (Pty) Limited. He was previously Chief Financial Officer and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom, Shell and Anglo American Corporation Limited. He was also a non-executive Board member of the Industrial Development Corporation and chaired the Board Audit Committee, and Governance and Ethics Committee.

Keith A. Rayner (56). B.Com, CTA, CA (SA). Mr. Rayner was appointed a Non-Executive Director effective January 1, 2013. Mr Rayner is a Chartered Accountant with experience in corporate finance. He is Chief Executive Officer of KAR Presentations, an advisory and presentations corporation, which specializes in corporate finance and regulatory advice. Mr. Rayner is an independent non-executive director of Goliath Gold Limited, Sabi Gold Limited and John Daniel Holdings Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee. He was a member of the committee that wrote the Takeover Regulations in the Companies Act. He is a non-practicing member of the South African Institute of Stockbrokers, a Fellow of the Institute of Directors, and a current and previous member of various SAMREC and SAMVAL working groups and a previous member of the Accounting Practices Committee.

Richard P. Menell (57). BSc (Honors), BA (Honors), MA (Natural Sciences, Geology) Trinity College, Cambridge UK, MSc. (Mineral Exploration and Management), Stanford University, California. Mr. Menell was appointed a Non-Executive Director effective January 1, 2013. Mr. Menell has been a director of Gold Fields since October 8, 2008. He has over 30 years experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering, Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals and director of Telkom SA, Standard Bank Group Limited and Mutual and Federal Insurance Company Limited. He is currently a director of, and senior advisor to, Credit Suisse Securities Johannesburg, Weir Group Plc, the National Business

Initiative and the Tourism Enterprise Partnership. Mr. Menell is a Trustee of Brand South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontological Scientific Trust.

Susan C. van der Merwe (58). BA, University of Cape Town. Ms. van der Merwe was appointed a non-executive director effective February 21, 2013. Ms. van der Merwe is a Member of Parliament where she has served in various capacities since 1996. She currently serves on the Portfolio Committee on Trade and Industry. She was previously the Deputy Minister of Foreign Affairs for the period 2004 to 2010. She is currently a member of the National Executive Committee of the African National Congress. Ms. van der Merwe has participated in various civil society organisations and currently serves as Trustee on the Kay Mason Foundation which is a non-profit organization assisting disadvantaged scholars in the Cape Town area.

Jerry S. Vilakazi (52). BA (Unisa), MA (Thames Valley), MA (London), MBA. Mr. Vilakazi was appointed a Non-Executive Director effective January 1, 2013. Mr. Vilakazi is Chairman of Palama, which he co-founded to invest in a diversified portfolio of sectors. He is the past Chief Executive Officer of Business Unity South Africa, or BUSA. Prior to joining BUSA, Mr. Vilakazi was Managing Director of the Black Management Forum. In 2009, Mr Vilakazi was appointed to the Presidential Broad-Based Black Economic Empowerment Advisory Council and in 2010 was appointed as a Commissioner of the National Planning Commission. He was appointed Public Service Commissioner in 1999 and has played a critical role in shaping major public service policies in the new South Africa. He is the chairman of the Mpumalanga Gambling Board, Mpumalanga Economic Growth Agency and the State Information and Technology Agency, or SITA. He is the non-executive chairman of Netcare Limited and holds non-executive directorships in Goliath Gold Limited, Blue Label Telecoms, General Health Group (UK) and Palama Investments.

Former Directors

The former Directors, who resigned effective December 31, 2012 (except for Morapedi M. Mutloane who resigned effective November 9, 2012), are set out below.

Nicholas J. Holland (54). BCom, BAcc, Witwatersrand; CA (SA). Executive Director and Chief Executive Officer of Gold Fields. Mr. Holland has been an Executive Director of Gold Fields since April 14, 1998 and became Chief Executive Officer on May 1, 2008. He served as Executive Director of Finance of Gold Fields from April 1998. On April 15, 2002, his title changed to Chief Financial Officer until April 30, 2008. Mr. Holland has more than 30 years’ experience in financial management and over 22 years of experience in the mining industry. Prior to joining the Group, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited. He was also a director of Rand Refinery.

Kgabo F.L. Moabelo (42). B Admin (Honors) in Industrial Psychology, MSc in Engineering Business Management, University of Warwick. Executive Vice President, People and Organisational Effectiveness. Mr. Kgabo Moabelo was appointed Executive Vice President, People and Organisational Effectiveness of Gold Fields from August 1, 2011. Prior to his appointment, he was the Human Resources Director for Africa and Levant at Cisco Systems, the IT Group from 2008 to 2010. Prior to Cisco Systems he was the Human Resources Director for Standard Bank overseeing the Global Personal and Business Banking, Credit and Support Services from 2005 to 2008. Mr. Moabelo has extensive human resources experience within the mining and energy industries, having also worked for Anglo Platinum between 1999 and 2005 and Eskom, respectively.

Soobramoney M. Govender (51). Vice President, Commercial Services of Gold Fields. Mr. Govender joined Gold Fields in February 2007 as Vice President, Commercial Services. He has extensive experience within auditing, financial management, outsourcing, sales and consulting. Mr. Govender implemented the Shared Services model at Gold Fields and his skills and competence are highly regarded in the Shared Service discipline external to Gold Fields. Prior to joining Gold Fields he held a senior position at South African Breweries.

Morapedi M. Mutloane (39). Vice President, Human Resources for the South Africa Region of Gold Fields. Mr. Mutloane joined Gold Fields in 2008 as Vice President, Human Resources for the South Africa Region.

Mr. Mutloane has extensive experience in senior management human resources positions and has specialized in training and development, industrial relations and talent management. Prior to joining Gold Fields, Mr. Mutloane was a senior human resources manager at De Beers and has also held senior positions at Standard Bank and Lonmin.

Executive Officers

The table below details the names of, and information about, the Executive Officers:

Name	Age	Position
Neal J. Froneman	53	Chief Executive Officer
Charl Keyter	39	Chief Financial Officer
Peter L. Turner	56	Chief Operating Officer
Cain Farrel	63	Company Secretary
Shadwick Bessit	50	Senior Vice President Technical Services
Dawie J. Mostert	43	Senior Vice President Organizational Effectiveness
Adam A. Mutshinya	49	Senior Vice President Human Capital
Robert van Niekerk	48	Senior Vice President Organizational Effectiveness
James R. Wellsted	43	Senior Vice President Corporate Affairs

The business address of the persons noted above is Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Westonaria, 1780, South Africa.

Peter L. Turner (56). National Higher Diploma (NHD) Vaal Triangle Technikon SA, Mechanical Engineering; South African Mine Manager Certificate of Competency—Metalliferous; South Africa Mechanical Engineers Certificate of Competency. Chief Operating Officer of Sibanye Gold with effect from 1 January 2013. Prior to his appointment to Sibanye Gold, Mr. Turner was appointed as Executive Vice President, Head of South Africa region. Prior to his appointment to Sibanye Gold, Mr. Turner was appointed as Executive Vice President, Head of South Africa region of Gold Fields on August 8, 2011 and previously served as Executive Vice President, Head of West Africa since August 1, 2009. He moved to Ghana in 2008 when he was appointed Vice President of Operations and before that he was the head of the Kloof mine in South Africa from 2005 and later the Driefontein mine. Prior to joining Gold Fields in 2005, he was managing director of Geita Gold Mining Limited in Tanzania from 2002 to 2005 and, before that, General Manager of East and West Africa Region for AngloGold Ashanti where he spent the majority of his career. He progressed through the ranks, starting as an engineering trainee at Vaal Reefs in 1975, later spending time in various managerial positions at numerous gold mining operations. Mr. Turner has more than 34 years of experience in the mining industry.

James R. Wellsted (43). BSc (Honors) Geology, University of the Witwatersrand. Senior Vice President, Corporate Affairs. Mr. Wellsted was appointed Senior Vice President, Corporate Affairs of Sibanye Gold effective January 1, 2013. Prior to joining Sibanye Gold, Mr. Wellsted was a mining analyst at JP Morgan covering the South African diversified mining sector since 2011. Previously, Mr. Wellsted was the Executive Head of Investor and Media Relations at Mvelaphanda Resources for seven years, until its unbundling in 2011. Between 1998 and 2004, Mr. Wellsted was an analyst at JP Morgan, covering the South African and African gold mining companies and contributing to JP Morgan’s supply and demand and gold price forecasts.

Company Secretary

Cain Farrel (63). FCIS, MBA, Southern Cross University, Australia. Mr. Farrel was appointed company secretary of Sibanye Gold effective January 1, 2013. Mr. Farrel was appointed company secretary of Gold Fields on May 1, 2003. Mr. Farrel is a past president and former director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr. Farrel served as senior divisional secretary of Anglo American Corporation of South Africa.

Board Committees

In order to ensure good corporate governance, the Board has formed an Audit Committee, a Remuneration Committee, a Nominating and Governance Committee, a Social and Ethics Committee and a Safety, Health and

Sustainable Development Committee and expects to form such committees as may be required by regulation or agreed by the Board after the Spin-off. Further, in order to comply with the statutory requirements of the Companies Act, the Board has formed a Social and Ethics Committee. All the committees are composed exclusively of Non-Executive Directors and are chaired by an independent Non-Executive Director. The Board may reconstitute the membership of the committees in the future after the completion of the Spin-off. Committees will operate in accordance with written terms of reference, which will, after the Spin-off, be regularly reviewed by the committees for approval by the Board, and whose duties may be reconstituted from time to time as required by the Board.

The Audit Committee monitors and reviews Sibanye Gold’s accounting controls and procedures, including the effectiveness of Sibanye Gold’s information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly and half-yearly reports, the Form 20-F registration statement and the annual financial statements; the accounting policies of Sibanye Gold and any proposed revisions thereto; external audit findings and reports, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Sibanye Gold’s Code of Ethics. On an annual basis, the Audit Committee will consider and satisfy itself of the appropriateness of the expertise and experience of the Chief Financial Officer. Sibanye Gold’s Chief Financial Officer and internal and external auditors will attend all the Audit Committee meetings and have unrestricted access to the chairman of this committee. The Audit Committee, in turn, will communicate freely with other members of the Board not serving as members of the Audit Committee. To effectively perform its functions, the Audit Committee meets at least quarterly, but more frequently if required. Membership of the Audit Committee is as follows:

Keith A. Rayner (Chair)

Richard P. Menell

Nkosemntu G. Nika

Susan C. van der Merwe

The Nominating and Governance Committee is responsible for ensuring that new Directors undergo an appropriate induction process; recommending to the Board the need for Board participation in continued education programs; identifying successors to the Chairperson and Chief Executive Officer to recommend to the Board; developing the approach of Sibanye Gold to matters of corporate governance; and making recommendations to the Board with respect to all such matters. The members of the committee are:

M. Sello Moloko (Chair)

Richard P. Menell

Jerry S. Vilakazi

The Remuneration Committee is responsible for determining Sibanye Gold’s remuneration policy and the practices needed to attract, retain and motivate high performing executives that are demonstrably aligned with Sibanye Gold’s corporate objectives and business strategy; ensuring that remuneration levels relative to other comparable companies are pitched at the desired level taking relative performance into account. Further, on behalf of the Board, the Remuneration Committee reviews both the remuneration levels of senior executives and management share incentive schemes and the related performance criteria and measurements; and advises the Board on the remuneration payable to Non-Executive Directors (as a separate process from executive remuneration reviews) for confirmation of the Board and, to the extent required, approval by shareholders. To perform these functions the Remuneration Committee meets half-yearly or more frequently if required. The members of the committee include:

Timothy J. Cumming (Chair)

Barry E. Davison

M. Sello Moloko

Nkosemntu G. Nika

The Safety, Health and Sustainable Development Committee reviews adherence to occupational health, safety and environmental standards by Sibanye Gold. The Committee seeks to minimize mining-related accidents, to ensure that Sibanye Gold’s operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters. Membership of the Safety, Health and Sustainable Development Committee is as follows:

Barry E. Davison (Chair)

Neal J. Froneman

Sello M. Moloko

Susan C. van der Merwe

The Social and Ethics Committee is responsible for discharging its statutorily imposed duties as contemplated in section 72 of Companies Act and the applicable regulations, which include monitoring Sibanye Gold’s activities in relation to relevant legislation, other legal requirements and prevailing codes of best practice regarding: (i) social and economic development; (ii) good corporate citizenship; (iii) the environment, health and public safety and their impact on Sibanye Gold’s activities, products and services; (iv) consumer relations; and (v) labor and employment legislation. The Social and Ethics Committee must bring any matters relating to this monitoring to the attention of the Board and report to shareholders at the annual general meeting. The Board seeks the assistance of the Social and Ethics Committee in ensuring that Sibanye Gold complies with best practice recommendations in respect of social and ethical management. The members of the committee include:

Jerry S. Vilakazi (Chair)

Timothy J. Cumming

Barry E. Davison

Sello M. Moloko

Keith A. Rayner

Executive Committee

Sibanye Gold’s Executive Committee meets on a regular basis to discuss and make decisions on strategic and operating issues facing Sibanye Gold. The composition of the Executive Committee is as follows:

Neal J. Froneman	Chairman of the Executive Committee and CEO

Charl Keyter	Chief Financial Officer

Peter L. Turner	Chief Operating Officer

Cain Farrel	Company Secretary

Shadwick Bessit	Senior Vice President Technical Services

Dawie J. Mostert	Senior Vice President Organizational Effectiveness

Adam A. Mutshinya	Senior Vice President Human Capital

Robert van Niekerk	Senior Vice President Organizational Effectiveness

James R. Wellsted	Senior Vice President; Corporate Affairs

Compensation of Directors and Senior Management

Prior to January 1, 2013, no member of the Board served Sibanye Gold exclusively. None of the current Directors acted as Directors of Sibanye Gold in the fiscal year ended December 2012, except for Charl Keyter who was appointed to the Board on November 8, 2012. None of the current Directors received compensation for services performed for Sibanye Gold in any capacity in the fiscal year ended December 2012, except for Charl

Keyter. The former Directors, Nicholas J. Holland, Kgabo F.L. Moabelo, Peter L. Turner and Soobramoney M. Govender resigned effective as of December 31, 2012. Former Director Morapedi M. Mutloane resigned effective October 31, 2012. The following table presents information regarding the compensation paid by Sibanye Gold and Gold Fields for the fiscal year ended December 2012 to Charl Keyter and the former Directors. Mr. Mutloane received compensation from Sibanye Gold. However, the other former Directors, Mr. Holland, Mr. Moabelo, Mr. Turner and Mr. Govender, were employed by Gold Fields and did not receive compensation from Sibanye Gold or any compensation specifically arising out of their roles as Directors. Prior to January 1, 2013, there were no Executive Officers.

	Directors fees(1)	Committee fee(1)	Salary(1)	Total Performance Pay(1)(2)	Pension Scheme Contributions(1)	Expenses(1)	Total(1)
Morapedi M. Mutloane	—	—	4,370,951	1,994,940	147,531	—	6,513,422
Nicholas J. Holland(3)	—	—	9,309,733	33,849,446	1,573,350	600,135	45,332,664
Kgabo F.L. Moabelo(3)	—	—	3,499,301	3,422,847	467,214	—	7,389,362
Peter L. Turner(3)	—	—	5,032,313	7,915,133	798,250	—	13,745,696
Soobramoney M. Govender(3)	—	—	2,384,696	6,851,808	403,262	—	9,639,766
Charl Keyter(3)	—	—	285,290	424,681	40,407	—	750,378

Total	—	—	24,882,284	54,458,855	3,430,014	600,135	83,373,288

Notes:

(1)	These compensation figures for fiscal year ended December 2012 are rounded to the nearest whole number and are in Rand.
(2)	Bonuses are for the fiscal year ended December 2012 performance, paid in the fiscal year ended December 2012, as well as for shares exercised in terms of the Gold Fields share plans.
(3)	The compensation paid to Mr. Holland, Mr. Moabelo, Mr. Turner, Mr. Govender and Mr. Keyter reflects the total compensation paid by Gold Fields for their services to the Gold Fields Group, including Sibanye Gold, during the fiscal year ended December 2012.

Share options and restricted shares outstanding relating to Gold Fields were held by the Directors and Executive Officers. Upon completion of the Spin-off, individuals holding Gold Fields shares as of the Record Date received a pro rata distribution of Sibanye Gold shares.

As of April 19, 2013, these share options and restricted shares were, to the knowledge of Sibanye Gold’s management, as follows:

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Options/ SARS exercise price pre-Spin-off	Options/ SARS exercise price post-Spin-off	Expiration/ settlement date
	(in Rand)
Neal J. Froneman	—	—	1,190,713	—	—	February 1, 2016
Charl Keyter	—	—	109,095	—	—	March 1, 2015
	—	—	2,262	—	—	March 1, 2013
	—	—	12,126	—	—	March 1, 2014
	—	—	12,126	—	—	March 1, 2014
	—	—	890	—	—	March 1, 2013
	—	—	592	—	—	September 1, 2013
	—	—	3,934	—	—	September 1, 2013
	—	6,806	—	89.76	75.89	March 1, 2013
	—	5,448	—	119.15	101.32	March 1, 2014
		5,448	—	119.15	101.32	March 1, 2014

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Options/ SARS exercise price pre-Spin-off	Options/ SARS exercise price post-Spin-off	Expiration/ settlement date
	(in Rand)
Peter L. Turner	—	—	476,062	—	—	March 1, 2015
	—	—	10,560	—	—	March 1, 2013
	—	—	38,741	—	—	March 1, 2014
	—	—	38,741	—	—	March 1, 2014
	—	—	3,263	—	—	March 1, 2013
	—	—	2,171	—	—	September 1, 2013
	—	—	14,418	—	—	September 1, 2013
	—	15,831	—	89.76	75.89	March 1, 2013
	—	8,650	—	119.15	101.32	March 1, 2014
	—	8,650	—	119.15	101.32	March 1, 2014
Cain Farrel	—	—	75,895	—	—	March 1, 2015
	—	—	1,582	—	—	March 1, 2013
	—	—	8,786	—	—	March 1, 2014
	—	—	8,786	—	—	March 1, 2014
	—	—	773	—	—	March 1, 2013
	—	—	514	—	—	September 1, 2013
	—	—	3,413	—	—	September 1, 2013
	—	4,792	—	89.76	75.89	March 1, 2013
	—	3,847	—	119.15	101.32	March 1, 2014
	—	3,847	—	119.15	101.32	March 1, 2014
Shadwick Bessit	—	—	95,700	—	—	September 1, 2015
	—	—	32,037	—	—	December 1, 2015
Dawie J. Mostert	—	—	—	—	—	—
Adam A. Mutshinya	—	—	63,866	—	—	March 1, 2015
	—	—	12,620	—	—	March 1, 2014
	—	—	106	—	—	March 1, 2013
	—	—	72	—	—	September 1, 2013
	—	—	478	—	—	September 1, 2013
	—	3,133	—	136.29	112.72	December 1, 2014
Robert van Niekerk	—	—	282,009	—	—	March 1, 2015
	—	—	5,100	—	—	March 1, 2013
	—	—	36,997	—	—	March 1, 2014
	—	—	36,997	—	—	March 1, 2014
	—	—	1,996	—	—	March 1, 2013
	—	—	1,328	—	—	September 1, 2013
	—	—	8,819	—	—	September 1, 2013
	—	8,514	—	89.76	75.89	March 1, 2013
	—	9,237	—	119.15	101.32	March 1, 2014
	—	9,237	—	119.15	101.32	March 1, 2014
James R. Wellsted	—	—	—	—	—	—

Note:

(1)	Mr. Holland, Mr. Moabelo and Mr. Govender resigned as Directors effective December 31, 2012. Mr. Mutloane resigned as a Director effective November 9, 2012. Mr. Turner resigned as a Director effective December 31, 2012 and was appointed Chief Operating Officer effective January 1, 2013.

Board of Directors and Senior Management Compensation Policy

The key principles of Sibanye Gold’s remuneration policy are to: (a) support the execution of Sibanye Gold’s business strategy; (b) provide competitive rewards to attract, motivate and retain highly skilled executives; and (c) ensure remuneration arrangements are equitable and facilitate the deployment of people across Sibanye Gold’s operations.

The elements of this policy are expected to include a guaranteed remuneration package, an annual bonus based on certain performance conditions and a share scheme plan described below.

The following table presents information regarding the compensation that Sibanye Gold expects to pay to Non-Executive Directors with effect from January 1, 2013:

Per Annum
(Rand)
The Chairperson of the Board	1,500,000
Members of the Board (excluding the Chairperson of the Board)	793,000
The Chair of the Audit Committee	287,000
The Chairs of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chair of the Board)	177,000
Members of the Audit Committee (excluding the Chair of the Board)	149,000
Members of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chair of the Board)	112,000

Share Ownership of Directors and Executive Officers

As at December 31, 2012, all Sibanye Gold shares were held by Gold Fields as of December 31, 2012. Therefore, no shares of Sibanye Gold were held by the Directors or Executive Officers.

The following sets forth, to the knowledge of Sibanye Gold’s management, the total amount of ordinary shares of Sibanye Gold directly or indirectly owned by the former and current Directors and Executive Officers as of April 19, 2013:

Holder	Ordinary shares	Percentage
Charl Keyter	6,196	0.00085%
Peter L. Turner	13,689	0.00187%
Soobramoney M. Govender	1,000	0.00014%
Nicholas J. Holland	5,000	0.00068%
Total former Directors (3 persons)(1)	19,689	0.00269%
Total current Directors and Executive Officers (2 persons)	19,879	0.00272%
Total former and current Directors and Executive Officers (4 persons)	25,885	0.00354%

Note:

(1)	Mr. Holland, Mr. Turner and Mr. Govender resigned as Directors effective December 31, 2012.

The above Directors and Executive Officers were entitled to one Sibanye Gold share in a ratio of one for every Gold Fields share held on the Record Date.

The Sibanye Gold 2013 Share Plan

Sibanye Gold has in place a new share plan for its employees, or the 2013 Share Plan. The new share plan consists of two equity instruments: (i) restricted shares (bonus shares) and (ii) performance shares.

The number of performance shares awarded to an employee is based on the employee’s annual salary, grade and performance. The performance shares are expected to be settled on the third anniversary of the award date.

Based on the rules of the 2013 Share Plan, the actual number of performance shares which will be settled to a participant three years after the original award date will be determined by Sibanye Gold’s performance measured against the individual performance of five other major gold mining companies (referred to as the peer group) based on the relative change in the Sibanye Gold share price compared to the respective U.S. dollar share prices of the individual companies within the peer group. For performance share awards to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. The target performance criterion is expected to be set at 85% of Sibanye Gold’s expected gold production over the three-year measurement period as set out in the business plans of Sibanye Gold as approved by the Board. Only once the internal measure has been achieved, will the external measure (Sibanye Gold’s share price performance measured against the abovementioned peer group) be applied to determine the scale of the vesting of awards of performance shares.

Based on the rules of the 2013 Share Plan, and in addition to the performance shares, an award of restricted shares will be made based on an employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the fiscal year ending immediately preceding the award date. The restricted shares vest in two equal parts at nine months and 18 months after the award date.

The aggregate number of Sibanye Gold’s issued ordinary share capital reserved for issuance under the share scheme described above shall not exceed 35,309,563 shares (which represents approximately 5% of the number of current issued shares). This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

Under the terms of the Gold Fields 2012 Share Plan, all Gold Fields shares vested pro rata to Sibanye Gold employees. The proportionate unvested options under the Gold Fields 2012 Share Plan on the date of the Spin-off were replaced with Sibanye Gold shares of the equivalent value. The unvested options were valued and adjusted at the average share price of Gold Fields 10 business days prior to the listing of Sibanye Gold. The options were then replaced with Sibanye Gold shares of the equivalent value based on the Sibanye Gold share price three days prior to March 1, 2013. This process was completed on March 14, 2013. As a result, there was an insufficient number of shares available for the annual allocation in March 2013. Accordingly, shareholders will be requested to approve amendment of the 2013 Share Plan to increase the aggregate allowed number of issued ordinary share capital reserved for issuance under the 2013 Share Plan at the annual general meeting on May 13, 2013.

Executive Directors’ Terms of Employment

As noted, Executive Officers have been appointed effective as of January 1, 2013. It is expected that the Executive Directors’ terms of employment will reflect Sibanye Gold’s principles of the compensation policy and will be competitive with those of similar companies. It is expected that the terms of the Executive Directors’ employment will be as follows:

Neal Froneman (Executive Director and Chief Executive Officer) is party to an employment agreement with Sibanye Gold. Charl Keyter (Executive Director and Chief Financial Officer) is party to an employment agreement with Sibanye Gold. The terms and conditions of employment for each Executive Director are substantially similar, except where otherwise indicated below.

The annual gross remuneration package, or GRP, payable to the CEO and CFO for fiscal 2013 is expected to be as follows:

•	Neal J. Froneman: R7,000,000

•	Charl Keyter: R3,500,000

Under the employment contracts, the employment of an Executive Director will continue until terminated upon (i) 12 months’ notice by either party for the Chief Executive Officer and Chief Financial Officer or (ii) retirement of the relevant Executive Director (currently provided for at age 60 in the contract). Sibanye Gold can also terminate the Executive Director’s employment summarily for any reason recognized by law as justifying summary termination.

The value of the GRP payable in terms of the employment contract is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments,” which are set at a rate between 50% and 100% of the GRP as elected by the Executive Director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for the Executive Director to contribute 1% of his GRP to the Unemployment Insurance Fund, subject to any legislated contribution maximum at the time.

Prior to January 1, 2013, Mr. Keyter earned R1,939,536 in accordance with his employment contract with Gold Fields Group Services (Pty) Limited, or GF Group Services.

Other Remuneration

In addition to the gross guaranteed remuneration payable, each Executive Director is entitled, among other things, to the following benefits under their employment contracts: (i) participation in the 2013 Share Plan; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfillment of certain targets set by the Board and an expense allowance.

The annual bonus for the fiscal year ending December 2013 is expected to be set at a target of 65% of the value of the GRP for the CEO and 60% of the value of the GRP for the CFO, assuming fulfillment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 65% of the GRP for the CEO and 60% of the value of the GRP for the CFO, if targets are exceeded.

The employment contracts also provide that, in the event of the relevant Executive Director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the Director is entitled to: (i) payment of an amount equal to twice his GRP; (ii) payment of an amount equal to the average of the incentive bonus percentages paid to the Executive Director during the previous two completed financial years; (iii) any other payments and/or benefits due under the contracts; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the 2013 Share Plan then in force, to retain and to exercise all share options allocated to him, including those which may not have vested at the date of such termination; and (vi) an entitlement to be settled with the performance shares and restricted shares allocated and awarded to him. The employment contracts further provide that these payments cover any compensation or damages the Executive Director may have under any applicable employment legislation.

A “change of control” for the above is defined as the acquisition by a third-party or concert parties of 30% or more of Sibanye Gold’s ordinary shares.

In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganization, whether or not there is a change of control, if the Executive Director’s services are terminated, the “change of control” provisions summarized above also apply.

Non-Executive Director Fees

Sibanye Gold does not expect to have service contracts with its Non-Executive Directors. The fees for Non-Executive Directors are expected to be determined by a special Non-Executive Directors’ remuneration committee comprised of independent external remuneration advisers.

Employees

The total number of employees, including employees of outside contractors, as of the end of the last three fiscal years at each of the operations owned by Sibanye Gold as of those dates was:

	As of(1)(2)
	December 31, 2010	December 31, 2011	December 31, 2012
South Africa
KDC	32,100	26,300	26,200
Beatrix	10,500	9,200	9,200

Total	42,600	35,500	35,400

Notes:

(1)	These employee numbers are rounded to the nearest 100.
(2)	These employee numbers do not include contractors that are not on the payroll. As at December 31, 2012, Sibanye Gold employed approximately 5,200 outside contractors not on payroll.
(3)	Includes all support services as well as Corporate Office.

Labor Relations

Since 1995, the South African legislature has enacted various labor laws that enhance the rights of employees. For example, these laws:

•	confirm the right of employees to belong to trade unions and the right of unions to have access to the workplace;

•	guarantee employees the right to strike, picket and participate in secondary strikes in certain prescribed circumstances;

•	provide for mandatory severance pay in the event of termination of employment for operational reasons;

•	reduce and limit the maximum ordinary hours of work;

•	increase the rate of pay for overtime;

•

require large employers such as Sibanye Gold to implement affirmative action policies to benefit historically disadvantaged groups, and impose significant monetary penalties for non-compliance with the administrative and reporting requirements of the legislation;

•	provide for the financing of training programs by means of a levy grant system and a National Skills Fund; and

•	grant employees the right to strike if a company employing over 500 employees terminates the employment of over 50 employees at any one time for operational reasons.

Approximately 75% of the labor force at Sibanye Gold’s operations is unionized, with the major portion of its workforce being members of the NUM, the other two recognized unions being the UASA, and Solidarity. As a result of its highly unionized labor force and the fact that labor costs excluding contractors constituted approximately 53% and 54% of total cash costs during the fiscal years ended December 2012 and 2011, respectively, Sibanye Gold has attempted to balance union demands with the need to contain and reduce total cash costs in order to ensure the long-term viability of its operations.

In the second half of the fiscal year ended December 2012, Sibanye Gold, like several other South African mining companies, was affected by work stoppages at both of its operations. See “Risk Factors—Risks related to Sibanye Gold’s business—Sibanye Gold’s operations and profits have been and may be affected by strikes, union activity and new and existing labor laws”, “Information on the Company—Sibanye Gold’s Mining Operations—KDC Operation” and “Information on the Company—Sibanye Gold’s Mining Operations—Beatrix Operation”. During these work stoppages, approximately 29,000 out of the approximately 36,000 Sibanye Gold employees went on strike during September and October 2012. These work stoppages continued despite the Chamber of Mines negotiating a settlement with NUM, Solidarity and UASA which the striking employees rejected. This breakdown of union cohesion has made, and may continue to make, it difficult to settle labor issues such as wage demands and working conditions. See “Risk Factors—Risks related to Sibanye Gold’s business—Sibanye Gold’s operations and profits have been and may be affected by strikes, union activity and new and existing labor laws.”

During the fiscal year ended December 2012, Sibanye Gold’s operations suffered 48 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. During the fiscal year ended December 2011, Sibanye Gold’s operations suffered 74 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. Sibanye Gold has actively engaged with the DMR on the protocols applied to safety-related mine closures. Gold Fields, the historic parent company of Sibanye Gold, conducted a tri-partite Health and Safety Summit in February 2012 along with government and labor organizations to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety.

Wage Agreements

2011—2013 Agreement

As part of Gold Fields, wage increases and changes to terms and conditions of employment were negotiated with the unions every two years, and on August 2, 2011, Gold Fields reached a two-year wage agreement, or the 2011 wage agreement, with UASA, Solidarity and the NUM. This agreement provided for wage increases marginally above inflation, where the majority of employees received increases between 8% and 10%, depending upon the category of employee. The increases were implemented with effect from July 1, 2011. The same percentage increases applied to Sibanye Gold in the fiscal year ended December 2012. Annual increases for management were implemented in January 2011.

The 2011 wage agreement further provided for a few adjustments to other conditions of employment, such as medical incapacitation benefits, as well as an increase in the “living out allowance” from R1,400 to R1,520, effective from September 1, 2011 and a further increase to R1,640, effective from September 1, 2012. Currently, approximately 40% of Sibanye Gold’s labor force (excluding employees of outside contractors) receive living out allowances.

In total, labor costs decreased by approximately 9% in the fiscal year ended December 2012 compared to the fiscal year ended December 2011 due to the policy of no-work, no-pay during the illegal strikes over an approximately six-week period in late 2012, as well as the 13% weakening of the rand from 7.22 to 8.19 per U.S.$1.00 which offset the annual wage increase of approximately 9.4%.

As noted above, as part of the strike settlement negotiations, the Chamber of Mines offered a settlement proposal, within the ambit of the existing collective wage agreement, to the striking miners on October 12, 2012. Under this proposal, Sibanye Gold (through its former parent Gold fields) agreed with the trade unions to an earlier implementation of a number of provisions of the 2011 wage agreement that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 2.5%, or R150 million, per annum relating to changes to job grades and entry-level wages. In addition, the gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations scheduled for 2013. Gold Fields offered the benefit of the settlement proposal agreed by the Chamber of Mines, NUM, Solidarity and UASA to striking miners that returned to work.

Benefits

Sibanye Gold provides benefits to its employees, generally including pension, medical and accommodation benefits. Employees are also entitled to a severance package if they are laid off. Sibanye Gold’s own employees are generally provided with medical and retirement benefits.

Sibanye Gold attempts to attract and retain motivated high caliber employees through a mix of guaranteed and performance-based remuneration, as well as short-term and long-term incentives, and non-financial rewards relating to work experience. Sibanye Gold has also implemented company pay structuring for management employees and also for supervisory employees, known as the Gross Remuneration Package.

Furthermore, in order to maintain competitiveness in the South African labor market, regular industry market surveys are conducted to benchmark remuneration practices and to keep abreast of industry movements regarding employee benefits and non-financial employee reward and recognition programs.

Sibanye Gold provides 50% of the contributions (premiums) under a medical plan, or the Sibanye Gold Plan, for certain former employees in South Africa. As of the date of this annual report, approximately 126 former employees were still covered under this plan.

Bonus Schemes

Sibanye Gold offers appropriate bonus schemes for employees at all levels. The focus of Sibanye Gold’s bonus schemes is based on specific production and safety targets as the primary drivers, with quality factors, such as cost and development, being secondary drivers at management levels. Bonus scheme drivers and parameters are aligned with the Corporate Annual Incentive Scheme.

Employment Equity

Under the South African Employment Equity Act, or the Act, Sibanye Gold has a responsibility to: (1) promote equal opportunity and fair treatment in employment by eliminating unfair discrimination; and (2) implement affirmative action measures to redress the disadvantages in employment experienced by certain groups, in order to ensure their equitable representation in all occupational categories and levels in the workforce. As required by the Act, Gold Fields had a formal employment equity plan, which was approved by its unions and submitted as part of its report to South African regulatory officials. This will continue under Sibanye Gold. The plan includes numerical targets to be achieved over a five-year period, with regular meetings of employment equity forums involving management and employee representatives to monitor progress against the plan. Management believes that Sibanye Gold is currently making adequate progress toward the targets under its plan and is in compliance with legal and regulatory requirements regarding employment equity.

Training

Sibanye Gold spent approximately R309 million on employee training and development in the fiscal year ended December 2012.

During the fiscal year ended December 2012, most Sibanye Gold employees participated in one or more of the numerous training and development programs that Gold Fields offered. Approximately 36,622 Sibanye Gold employees and 4,949 contractor employees went through the induction and skills review training program. In addition, during the fiscal year ended December 2012, Gold Fields introduced a new program for on-the-job training and coaching, providing further skills development at the workplace. Approximately 6,751 Sibanye Gold employees participated in team-based health and safety training, and approximately 1,328 employees and 807 local community members attended adult literacy programs. In addition, approximately 1,423 employees were given portable skills training, in order to support personal growth and empower employees with technical skills that can be used outside the mining industry.

In the fiscal year ended December 2012, approximately 488 Sibanye Gold employees attended technical trade qualification programs in the engineering domain and approximately 305 received mining qualification training. Approximately 1,983 Sibanye Gold employees received part qualifications in the form of registered skills programs, while in-house new skills training and short skills-enhancement programs were also offered to approximately 4,832 Sibanye Gold mining employees, 12 technical service employees and 166 metallurgical employees.

For the fiscal year ended December 2012, Sibanye Gold spent approximately R308.2 million on direct employee training and development in human resources, which represents an increase over the budget from 2011 primarily due to a number of initiatives focused on up-skilling the workforce.

Sibanye Gold continues to provide comprehensive training to its employees, in full compliance with the regulatory requirements at the sites at which it operates. The training is aligned with South Africa’s National Qualifications Framework, and is carried out within the ambit of Sibanye Gold’s education, training and development, or ETD, establishment, which is fully accredited with the relevant Sectoral Education and Training Authority, or SETA, which for Sibanye Gold is the Mining Qualifications Authority, or MQA. Sibanye Gold’s ETD establishment has secured accreditation and program approvals from a number of SETAs outside of the mining industry, and is fully certificated in terms of the ISO 9001/2008 and ISO 14000 quality management standards. In order to secure optimal workplace safety and productive work performance, Sibanye Gold exposes its employees to ETD interventions which significantly exceed compliance to minimum standards, in the form of additional mining and safety skills training, team-based behavioral training, and non-mining-related life and social skills training.

In addition, Sibanye Gold continues to focus systematically on managerial, leadership and professional development though its Leadership and Professional Talent Pipeline program by means of a process known as the Management Review, which is integrated with its performance management system.

Sibanye Gold has maintained its enrollment of University Bursars and entry-level scholarships across the technical disciplines.

Sibanye Gold continues to review the performance of its human resource development, which seeks to identify further opportunities to improve the strategic and business plan. This new focus has resulted in changes in the approach of human resource development, with a conscious departure from the traditional training-only approach, towards a holistic talent and change management approach.

Sibanye Gold continues to subscribe to initiatives concerning national critical skills formation, operating through various private sector collaborative initiatives such as the Gold Producer’s Committee’s “Collaborative Skills Development” initiative and the Technical Skills Business Partnership, or TSBP, which involves Arcelor-Mittal, SASOL, Eskom, Transnet, Anglo Plats and Sibanye Gold. In addition, Sibanye Gold continues to work closely with local and national government forums towards the development of business initiatives aimed at addressing youth development.

All of Sibanye Gold’s employee training activities in South Africa take account of the human resources development requirements of the Mining Charter. See “Information on the Company—Environmental and Regulatory Matters—Mineral Rights”.

Health and Safety

Health

The principal health risks associated with Sibanye Gold’s mining operations in South Africa arise from occupational and environmental exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye Gold’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. HIV infection is the most significant non-occupational disease impacting the South African workforce. Exposure of HIV-positive individuals to silica dust can significantly increase the risk of contracting tuberculosis compared with either situation alone. Sibanye Gold continues to introduce many initiatives to reduce exposure to silica dust at its underground operations. In addition, NIHL is the subject of numerous interventions, including hearing conservation programs, engineering controls to reduce exposure as close to the source as possible, training of exposed workers and the provision of hearing protection devices to exposed workers. Sibanye Gold continues to expand initiatives to address HIV infection and AIDS among its workforce.

Sibanye Gold provides free healthcare to a substantial portion of its employees while they are employed by Sibanye Gold. This includes the operation of hospitals and/or clinics to provide treatment as needed. In addition, statutory medical surveillance of all employees at the South African operations is conducted by Sibanye Gold’s in-house health services.

HIV/AIDS

Currently, management estimates that the prevalence of HIV is approximately 18% for Sibanye Gold’s employees. Sibanye Gold believes that its workforce has a similar level of HIV prevalence to that present in the same demographic groups in South Africa generally. Accordingly, Sibanye Gold has developed and implemented a significant HIV/AIDS program with the goals of reducing the rate of HIV infection among its workforce and minimizing the potential financial impact of AIDS on its operations. This program involves a multi-faceted approach known as the HAST program (HIV, AIDS, sexually transmitted infections and tuberculosis), which consists of a variety of initiatives aimed at preventing these diseases and includes collaboration with international organizations such as the Global Health Initiative, World Economic Forum, World Health Organization and USAID. In addition to these programs, care and support for workers with HIV/AIDS includes wellness management, ill health retirement for workers with AIDS and home-based care for such workers following retirement. See “Risk Factors—Risks related to South Africa—HIV/AIDS, tuberculosis and other contagious diseases pose risks to Sibanye Gold in terms of lost productivity and increased costs”.

Safety

Operating mines, particularly underground mines, involves significant safety hazards. Sibanye Gold takes steps to address particular safety issues which are present at its operations. Specific safety issues are explained in further detail in connection with the description of each of Sibanye Gold’s operations. See “Information on the Company—Sibanye Gold’s Mining Operations—KDC Operation—Mining” and “Information on the Company—Sibanye Gold’s Mining Operations—Beatrix Operation—Mining”.

During the fiscal year ended December 2012, Sibanye Gold faced a number of significant safety issues, including the deaths of 16 workers at its mines. Sibanye Gold continually renews its commitment to safety. OHSAS 18001 surveillance audits were conducted by Burea Veritas at Sibanye Gold’s operations. Non-conforming practices identified during the audits have been rectified and certification has been maintained at all operations.

Sibanye Gold’s Full Compliance Health and Safety Management System started as a health and safety initiative at the end of 2000. A group consisting of representatives of management, the DMR’s Mine Health and Safety inspectorate and South African trade unions developed the management system for Sibanye Gold. The Full Compliance Health and Safety Management System consists of health and safety management standards aimed at improving the safety performance of each mine. Every year the system is revisited, taking into consideration recent fatal accidents, lessons learned from the investigations and the outcomes of the various safety audits that have been conducted. Safety training initiatives at the South African operations are tailored for these particular circumstances. All employees undergo refresher training at least once a year.

In the fiscal year ended June 2010, in order to further safety-improvement efforts, Sibanye Gold’s Safe Production Management strategy was re-focused on two key efforts: compliance and engineering out risk. These efforts were further implemented in the fiscal year ended December 2012, and Sibanye Gold intends to continue carrying out this safety-improvement strategy through its well-being program and leadership and skills development. The existing health and safety strategy focuses on five elements: culture, stakeholder engagement, well-being, engineering out risk and compliance. This approach was project managed in 2012 to bring about the required shift in health and safety attitudes, practices and procedures. Bain & Company was engaged for the first half of 2012 to assist with the implementation of the safety strategy, as well as its culture transformation program. Thereafter, Sibanye Gold has continued implementing the programs in the second half of 2012 and to date.

Sibanye Gold’s operations have subscribed to the milestones set for accidents, silicosis and NIHL issued by the MHSC, which is a legislative body set up under the Mine Health and Safety Act to advise the Minister of Mineral Resources on mine health and safety legislation. These milestones include: (i) achieving safety performance levels equivalent to international standards for underground metalliferous mines by 2013; (ii) by December 2008, achieving respirable crystalline silica levels of below 0.1 mg per cubic meter in 95% of individual exposure measurement results; (iii) after December 2013, there being no new cases of silicosis among individuals previously unexposed prior to 2008; (iv) after December 2008, eliminating hearing deterioration by more than 10% among occupationally exposed individuals; and (v) by December 2013, reducing the noise emitted by equipment to a level below 110dBA at any location in the workplace. As of December 31, 2012, Sibanye Gold measured respirable crystalline silica levels below 0.1 mg per cubic meter in 96.5% of exposure measurement results, and 1.1% of the equipment measurements taken were at or above 110 dBA. Silencing of equipment is ongoing, with continued focus on replacing blocked and/or damaged silencers on machines. South Africa has a legislated personal OEL of 85 dBA. Both the DMR and the Chamber of Mines accept the use of hearing devices while methods for reducing hearing loss are explored. As of December 31, 2012, the percentage of employees exposed above 85 dBA was 45.8%. This measurement is without ear protection. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85 dBA when exposed to less than 105 dBA. A project to measure exposure while using hearing protective devices to provide further verification was started in September 2012 and is ongoing. Cases of NIHL and silicosis may still arise in the future, particularly due to the latency period after exposure. Sibanye Gold has also set internal targets, which are more stringent than these milestones.

Lost Time Injury Frequency Rate and Fatal Injury Frequency Rate

The following tables set out the lost time injury frequency rate and fatal injury frequency rate data for KDC and Beatrix for the last five calendar years.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2012, the issued share capital of Sibanye Gold consisted of 1,000 ordinary shares, all of which were held by Gold Fields. As of April 19, 2013, the issued share capital of Sibanye Gold consisted of 732,085,031ordinary shares.

To our knowledge: (1) Sibanye Gold is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye Gold. To the knowledge of Sibanye Gold’s management, there is no controlling shareholder of Sibanye Gold.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of the issued share capital of Sibanye Gold as of April 1, 2013 is set forth below.

Beneficial Holder	Ordinary shares	Percentage

Investec Asset Management	95,872,253	13.11%

Allan Gray Investment Council	50,431,578	6.89%

First Eagle Investment Management LLC	47,198,164	6.45%

In the three fiscal years prior to February 18, 2013, the entire issued share capital of Sibanye Gold was held by Gold Fields, and there were no significant changes in the percentage of ownership to the knowledge of Sibanye Gold’s management. In anticipation of the Spin-off, Gold Fields converted the authorized and issued share capital of Sibanye Gold from shares with par value to no par value shares and increased the authorized share capital by the creation of an additional 999,999,000 ordinary shares with no par value. On February 1, 2013, Gold Fields subscribed for further shares in Sibanye Gold at a subscription price of R17,234.8 million. On February 18, 2013, all of the Sibanye Gold shares, including those subscribed for by Gold Fields, were distributed by Gold Fields to its shareholders in the Spin-off. See “The Offer and Listing—Listing Details—Mechanics of the Spin-off”.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Sibanye Gold’s other shareholders.

Shareholders’ Register

The principal non-United States trading market for the ordinary shares of Sibanye Gold is the JSE Limited, on which they trade under the symbol “SGL”.

Sibanye Gold’s American depositary shares, or ADSs, trade in the United States on the NYSE under the symbol “SBGL”. The ADRs representing the ADSs were issued by the Bank of New York Mellon, or BNYM, as Depositary. Each ADS represents four ordinary shares.

As of December 31, 2012, Gold Fields held all of Sibanye Gold’s 1,000 ordinary shares.

For more information on the listing, please see “The Offer and Listing—Listing Details—Mechanics of the Spin-off”.

Public Takeover Offers

No public takeover offers by third parties have been made in respect of Sibanye Gold’s shares or by Sibanye Gold in respect of other companies’ shares during the last and current fiscal year.

Related Party Transactions

Sibanye Gold entered into related party transactions with Rand Refinery, GF Group Services, GFO, GFL, GFLMS and other Gold Fields Group subsidiaries. The transactions with these related parties were generally conducted with terms comparable to transactions with third parties; however, in certain circumstances such as related party loans, the transactions were not at arm’s length.

Rand Refinery

Rand Refinery, in which Sibanye Gold holds a 33.1% interest, has an agreement with the Sibanye Gold Group, whereby it refines all the Sibanye Gold Group’s gold production. Nicholas J. Holland, a former Director, was an alternate director of Rand Refinery and has held this directorship since September 30, 2008. Prior to this date, he had been a director of Rand Refinery since July 10, 2000. Sibanye Gold paid Rand Refinery $1.6 million, $1.7 million, $0.8 million and $1.3 million in refining fees for the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and fiscal year ended June 2010, respectively. No dividends were received during the fiscal year ended December 2012.

Gold Fields Group

GFLMS accounted for a significant portion of related party loans with the Sibanye Gold Group. These loans were U.S.$2.0 billion, U.S.$2.6 billion, U.S.$3.3 billion and U.S.$2.9 billion in the fiscal year ended December 2012, the fiscal year ended December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010, respectively. These loans were unsecured, interest-free and had no fixed terms of repayment. The loan was repaid on February 1, 2013, as detailed below.

On February 1, 2013, Gold Fields subscribed for further shares in Sibanye Gold at a subscription price of R17,245,786,016.46. Sibanye Gold used the majority of the proceeds of such subscription amount to repay the intercompany loan to GFLMS, a wholly-owned subsidiary of Gold Fields. Gold Fields subscribed for such number of shares in Sibanye Gold so that, following such subscription, the number of issued shares held by Gold Fields in Sibanye Gold equaled the number of issued shares in Gold Fields. Sibanye Gold will use the remaining portion of the proceeds of such subscription to establish a cell captive to continue to cover insurance exposures for risk categories including asset and liability claims that are typically denominated in U.S. dollars, which were covered under Gold Fields’ cell captive.

Sibanye Gold was a wholly-owned subsidiary of Gold Fields up to February 18, 2013. As indicated below, some transactions that were related party transactions during the fiscal year might have stopped, been cancelled or settled or might continue as detailed below. Following the Spin-off, Gold Fields and Sibanye Gold continue to provide services to each other as described in the Transitional Services Agreement For more information regarding the Transitional Services Agreement, see “Additional Information—Material Contracts—Transitional Services Agreement”.

GF Group Services charges a management fee relating to the provision of corporate services such as financial reporting, treasury, tax and legal services, secretarial, technical services and human resources. Corporate expenditure costs are determined based on the time spent by the corporate staff on providing the above mentioned services to the Sibanye Gold Group. Corporate expenditure was $8.4 million, $6.8 million, $10.3 million and $25.3 million for the fiscal years ended December 2012 and 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010, respectively.

The Sibanye Gold Group has a service-level arrangement with GF Group Services, which provides, among other services, payroll, procurement and payment services. GF Group Services, which accounts for the significant balance of related party accounts receivable at each reporting date, is a wholly-owned subsidiary of Gold Fields. The accounts receivable balances represent the value of services paid for by the Sibanye Gold Group that is recoverable from GF Group Services.

At December 31, 2011 a significant portion of related party payables reflects amounts owing to GFO for the South Deep operation by the Group. As part of the service level agreement, the Group provides services related to South Deep’s working capital and capital requirements i.e. procurement, payroll and financial services. In order to fund these working capital and capital requirements, the Group draws down amounts on behalf of South Deep via the Gold Fields treasury department.

The Group’s related party accounts receivable balance of $64.0 million and $27.8 million at December 31, 2012 and 2011, respectively, consists of $15.9 million (2011: $16.3 million) owed by Gold Fields Group Services as discussed above; $33.9 million (2011:$1.6 million) owed by South Deep Mine; $6.9 million (2011: $1.3 million) owed by Abosso Goldfields Limited and $7.3 million (2011: $8.5 million) owed by a number of other subsidiaries of Gold Fields related to services provided by the Group.

Alexander Forbes Group

Gold Fields, of which Sibanye Gold was a wholly-owned subsidiary during fiscal 2012, has an agreement with the Alexander Forbes Group, or Alexander Forbes, pursuant to which Alexander Forbes manages Gold Fields’ employee defined contribution fund. Further, Guardrisk, a wholly-owned subsidiary of Alexander Forbes, manages Gold Fields’ local short-term insurance policies. Sibanye Gold has also obtained financial guarantees in favor of the South African Department of Mineral Resources from Alexander Forbes to partially secure the estimated rehabilitation costs at its operations. M. Sello Moloko, who was a non-executive director of Gold Fields until his resignation on December 31, 2012, has been a non-executive director of Alexander Forbes from December 2007. As a director of Gold Fields, Mr. Moloko declared his interest in the agreement between Alexander Forbes and Gold Fields pursuant to South African requirements, and did not participate in the decision of Alexander Forbes to enter into the agreement with Gold Fields.

Credit Suisse

On April 17, 2012, Sibanye Gold, Orogen and GFO, subsidiaries of Gold Fields (the former parent of Sibanye Gold), entered into a U.S.$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities and for general corporate and working capital purposes. Credit Suisse AG, London Branch, or Credit Suisse, was a lender under the U.S.$500 million syndicated revolving loan facility. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources—U.S.$500 million Syndicated Revolving Credit Facility” for further details regarding this facility.

Richard P. Menell, who is both a senior advisor to Credit Suisse Securities Jhb Ltd and a non-executive director of Gold Fields and Sibanye Gold has been a director of Credit Suisse Securities Jhb Ltd since September 2012. As a director of Gold Fields, Mr. Menell declared his interest in the above mentioned agreements between Credit Suisse and Gold Fields, pursuant to South African requirements, and did not participate in the decision of Credit Suisse to enter into the agreements with Gold Fields.

Guarantees

During the fiscal year ended December 2012, Sibanye Gold guaranteed certain debt of other entities within the Gold Fields Group. For information on Sibanye Gold’s guarantees, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources—U.S.$1 billion Syndicated Revolving Credit Facility”, “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—U.S.$500 million Syndicated Revolving Credit Facility”, “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R2.0 billion Revolving Credit Facility”, “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R1.5 billion Long Term Revolving Credit Facilities” and “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Guarantees”.

Indemnity Agreement

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye Gold, in order to indemnify Sibanye Gold, with effect from February 18, 2013, against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after February 18, 2013 or whether the circumstances giving rise to such loss arose prior to or after such date). The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place. However, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye Gold for all or part of its guarantee, Sibanye Gold may become liable for the full amount of the guarantee. Among other things, if Sibanye Gold is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye Gold’s other financing facilities.

For further information on the Indemnity Agreement see “Additional Information—Material Contracts—Indemnity Agreement”.

None of the Directors, officers or major shareholders of Sibanye Gold or, to the knowledge of Sibanye Gold’s management, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect Sibanye Gold or its investment interests or subsidiaries, other than as stated above. None of the Directors or officers of Sibanye Gold or any associate of such Director or officer is currently, or has been at any time during the past three fiscal years, materially indebted to Sibanye Gold.

Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to “Information on the Company—Legal Proceedings” above.

Dividend Policy and Dividend Distributions

Sibanye Gold may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of Sibanye Gold, a court order or has been authorized by resolution of the Board and (save in the case of a pro rata distribution to all shareholders (except one which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), cash dividends paid out of retained income, capitalization issues or scrip dividends incorporating an election to receive either capitalization shares or cash) has been sanctioned by ordinary resolution, and provided further that:

•	dividends be paid to shareholders registered as at a date subsequent to the date of declaration or date of confirmation of the dividend, whichever is the later;

•	it reasonably appears that Sibanye Gold will satisfy the ‘solvency and liquidity’ test as set out in the Companies Act immediately after completing the proposed distribution;

•

the Board of Gold Fields, by resolution, has acknowledged that it has applied the ‘solvency and liquidity’ test and has reasonably concluded that Sibanye Gold would satisfy the ‘solvency and liquidity’ test immediately after completing the proposed distribution; and

•	no obligation is imposed by Sibanye Gold, if it is a distribution of capital, that such capital be used to subscribe for shares in Sibanye Gold.

Sibanye Gold must complete any such distribution fully within 120 business days after the Board acknowledges that the ‘solvency and liquidity’ test has been applied as aforesaid, failing which it must again comply with the above.

Sibanye Gold must hold all unclaimed distributions due to the shareholders of Sibanye Gold in trust indefinitely, but subject to the laws of prescription, and accordingly may release any distributions once the prescriptive period in relation to those dividends has expired.

All dividends paid by Sibanye Gold were historically paid to Gold Fields. The aggregate amounts of these distributions were U.S.$59.0 million, U.S.$177.1 million, U.S.$121.0 million, U.S.$49.6 million, U.S.$335.6 million and U.S.$95.5 million for the fiscal years ended June 30, 2008, 2009 and 2010, the six-month transition period ended December 2010, and the fiscal year ended December 2011 and 2012, respectively.

In December 2010, Sibanye Gold distributed 100% of its share holding in the South Deep operation (through its ownership of subsidiaries—GFO and GFIJVH—which in turn owned 50% of South Deep each) to Newshelf, a related entity and a wholly-owned subsidiary company of Gold Fields. The distribution was effected by way of a dividend in-specie to Newshelf. The distribution was a spin–off to Gold Fields, the majority shareholder in Sibanye Gold, and was accordingly accounted for at historical carrying amounts of the net assets of South Deep. The total distribution amounted to $2,949.7 million.

The Board has adopted a new dividend policy of between 25% and 35% of normalized earnings. Sibanye Gold defines normalized earnings as net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of result of associates after royalties and taxation.

In accordance with the Bridge Loan Facilities, Sibanye Gold is not entitled to distribute any dividends, shares or other assets to its shareholders without the consent of the majority lenders under the Bridge Loan Facilities, except for a final dividend in respect of the fiscal year ending December 2013, which will be limited to 25% of normalized earnings and will be payable only if Sibanye Gold gross debt will not be more than R4 billion after such dividend payment.

Under South African law and subject to the provisions of the Bridge Loan Facilities, Sibanye Gold will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and we are permitted to do so in terms of the Memorandum of Incorporation.

There is no arrangement under which future dividends are waived or agreed to be waived.

Significant Changes

Please refer to “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9: THE OFFER AND LISTING

Listing Details

The principal non-United States trading market for the ordinary shares of Sibanye Gold is the JSE, on which they trade under the symbol “SGL.” Sibanye Gold’s American depositary shares, or ADSs, currently trade in the United States on the NYSE under the symbol “SBGL.” The ADRs, representing the ADSs are issued by The Bank of New York Mellon, as Depositary. Each ADS represents four ordinary shares.

JSE Trading History

The following table sets out the ordinary share trading information on a monthly basis for each full month (or partial month, as the case may be) since our shares commenced trading on February 11, 2013, as reported by Bloomberg.

	Ordinary share price		Average daily trading value (number of ordinary shares)
	High	Low
	(Rand per ordinary share)
Month ended
February 2013 (beginning February 11, 2013)	16.30	12.85	18,369,134
March 2013	14.43	12.48	8,680,894

NYSE Trading History

The following table sets out the ADS trading information on a monthly basis for each full month (or partial month, as the case may be) since our ADS’ commenced trading on February 11, 2013, as reported by Bloomberg.

	Ordinary share price		Average daily trading value (number of ADRs)
	High	Low
	(U.S.$ per ADS)
Month ended
February 2013 (beginning February 11, 2013)	7.47	5.66	573,338
March 2013	6.32	5.27	2,844,212

Mechanics of the Spin-off

The Spin-off was governed by, and carried out in accordance with, the JSE Listing Requirements and the Companies Act. It was implemented as a pro rata distribution of shares by Gold Fields to its shareholders. Under section 46 of the Companies Act, the pro rata distribution of shares must have been approved by the board of directors of Gold Fields and could only be given effect to if it reasonably appeared that:

•	the assets of Gold Fields, as fairly valued, equaled or exceeded the liabilities of Gold Fields, as fairly valued; and

•	Gold Fields would be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the distribution was implemented.

The Companies Act requires that the board of directors of Gold Fields acknowledge, by resolution, that they are satisfied that the above requirements are fulfilled in order for the Spin-off to proceed.

In anticipation of the Spin-off, Gold Fields converted the authorized and issued share capital of Sibanye Gold from shares with par value to no par value shares and increased the authorized share capital by the creation of an additional 999,999,000 ordinary shares with no par value. On February 1, 2013, Gold Fields subscribed for further shares in Sibanye Gold at a subscription price of R17,245.8 million. Sibanye Gold used a portion of the proceeds of such subscription amount to repay an intercompany loan to GFLMS, a wholly-owned subsidiary of Gold Fields. Gold Fields subscribed for such number of shares in Sibanye Gold so that, following such subscription, the number of issued shares held by Gold Fields in Sibanye Gold equaled the number of issued shares in Gold Fields. Following such subscription, the stated capital account of Sibanye Gold exceeded the minimum share capital requirement prescribed by the JSE of R25,000,000.00. On the Spin-off date, all of the Sibanye Gold shares, including those subscribed for by Gold Fields, were distributed by Gold Fields to its shareholders in the Spin-off.

The entire issued share capital of Sibanye Gold was unbundled to existing Gold Fields shareholders by way of a distribution in specie in accordance with section 46 of the Companies Act, section 46 of the Income Tax Act and the JSE Listing Requirements. The Sibanye Gold share capital was set such that the Sibanye Gold shares would be unbundled in a ratio of 1:1 with Gold Fields shares. Shareholder approval was not required for the Spin-off because Section 5.85 of the JSE Listing Requirements allows for the pro rata distribution of a listed subsidiary to occur without shareholder approval provided that the subsidiary accounts for less than 50% of the total value of the parent company. The SARB has granted the necessary regulatory approvals for the distribution in specie. The Spin-off was governed by the laws of South Africa.

Trading of Sibanye Gold ordinary shares on the JSE and trading of Sibanye Gold ADRs on the NYSE on a conditional “when-issued basis” commenced on February 11, 2013, or the List Date. “When-issued” trading refers to a sale or purchase of a security that is made conditionally because the security has been authorized but not yet issued or delivered. The “when-issued” trading market was a market for Sibanye Gold ADRs that were distributed to Gold Fields ADR holders on February 20, 2013, or the ADR Pay Date. This market allowed Gold Fields ADR holders to trade their entitlement to Sibanye Gold ADRs without trading their Gold Fields ADRs.

Existing Gold Fields ADR holders holding as of the Record Date were able to continue trading their Gold Fields’ ADRs on the NYSE with the entitlement to Sibanye Gold ADRs until the ADR Pay Date in one of two ways. As discussed above, Gold Fields ADR holders were able to trade Gold Fields ADRs and Sibanye Gold ADRs separately on the NYSE as of the List Date. Such Gold Fields ADRs were traded on a “trading-line” basis and such Sibanye Gold ADRs were traded on a “when-issued” basis; however, the Sibanye Gold ADRs trading on a “when-issued” basis did not settle until after February 21, 2013, or the ADR Ex-Date. Gold Fields ADR holders also had the ability to continue to trade their Gold Fields ADRs “cum” the Sibanye Gold ADR entitlement until the ADR Ex-Date.

The board of directors of Gold Fields gave its in-principle approval for the Spin-off on November 21, 2012, and, on November 29, 2012, Gold Fields announced the Spin-off and the intention to list Sibanye Gold’s shares on the JSE and its ADRs on the NYSE. The board of directors of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012. On January 10, 2013, Gold Fields shareholders were sent a detailed Preliminary Listing Statement, or PLS, which contains key information including the rationale for and mechanics of the unbundling, a timetable of events and financial effects of the distribution. The PLS was furnished to the SEC under cover of a Form 6-K on January 10, 2013, and is also available on Sibanye Gold’s website at www.sibanyegold.co.za and Gold Fields’ website at www.goldfields.co.za. Sibanye Gold shares were listed on the JSE and on the NYSE on a “when issued” basis on the List Date.

Plan of Distribution

Not applicable.

Markets

The ADRs of Sibanye Gold, each representing four ordinary shares, are listed and traded on the NYSE (symbol “SBGL”). Outside the United States, Sibanye Gold’s ordinary shares trade on the JSE’s regulated market and are listed on the Official List of the JSE (symbol “SGL”).

JSE Limited

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulating organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995, or the Stock Exchange Act, which provides the statutory framework for the deregulation of the JSE, the JSE’s rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members’ own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE. The Securities Services Act No. 36 of 2004 came into effect on January 18, 2005. This act consolidates and amends the laws relating to the regulation and control of exchanges and securities trading, the regulation and control of central securities depositories and the custody and administration of securities and the prohibition of insider trading.

The market capitalization of companies listed on the stock exchange operated by the JSE Limited was approximately R8.4 trillion as of December 31, 2012. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 43.1% for the fiscal year ended December 2012. Trading is concentrated in a small, but growing, number of companies. As of April 19, 2013, there were 395 listed companies on the JSE.

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index in March and April 1995, respectively. South Africa has a significant representation in these emerging market indices.

The JSE has established a project named Share Transactions Totally Electronic, or STRATE, which has involved the dematerialization of share certificates in a central securities depositary and the introduction of contractual, rolling, electronic settlement in order to increase the speed, certainty and efficiency of settlement and to fall into line with international practice. Gold Fields joined STRATE on October 1, 2001. Investors are given the choice of either holding their securities in dematerialized form in the central securities depositary or retaining their share certificates. Shareholders who elect to retain their share certificates are not able to trade their shares on the JSE, although they may trade their shares off-market. Settlement of dematerialized shares traded electronically on the JSE is made five days after each trade (T+5).

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issuer

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

Memorandum of Incorporation

General

Sibanye Gold is a public company registered in South Africa under the Companies Act, which limits the liability of its shareholders, and is governed by its Memorandum of Incorporation. Sibanye Gold’s registration number is 2002/031431/07. Section 3 of Sibanye Gold’s Memorandum of Incorporation provides that its objectives are, among other things: (1) to purchase, lease or otherwise acquire mines, mineral and other properties, lands, farms and hereditaments; (2) to buy, sell, refine and deal in bullion, specie, coin and precious metals; and (3) to carry on any mining and metallurgical operation which may seem conducive to any of Sibanye Gold’s objectives. On April 8, 2009, South Africa passed the Companies Act.

Dividends and Payments to Shareholders

Sibanye Gold may make payments (including the payment of dividends) to its shareholders from time to time in accordance with provisions of the Companies Act and the requirements of the JSE and the Memorandum of Incorporation. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

•	the company is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or

•	the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company, fairly valued.

Subject to the above requirements, the shareholders of Sibanye Gold in a general meeting or the Directors may from time to time declare a dividend or any other payment to be paid to shareholders and to the holders of share warrants (if any) in proportion to the number of shares held by them.

All unclaimed dividends or other payments to shareholders may be invested or otherwise made use of by the Directors for the benefit of Sibanye Gold until claimed, provided that any dividend or bonus or other payment to shareholders remaining unclaimed for a period of not less than three years from the date on which it became payable may be forfeited by resolution of the Directors for the benefit of Sibanye Gold.

Voting Rights

Every shareholder of Sibanye Gold, or representative of a shareholder, who is present at a shareholders’ meeting has one vote on a show of hands, regardless of the number of shares he holds or represents or the number of shareholders he represents, unless a poll is demanded. Every Sibanye Gold shareholder is, on a poll, entitled to one vote per ordinary share held. A poll may be demanded by: (i) not less than five persons having the right to vote on that matter; or (ii) a person or persons entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter; or (iii) the chairperson of the meeting. Neither the Companies Act nor the Memorandum of Incorporation provide for cumulative voting.

A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder.

Issue of Additional Shares and Pre-emptive Rights

Shareholder approval is required for any issuance of additional shares, other than in the following circumstances –

•	a pro rata rights offer to all shareholders, provided that the shares subject to the offer are less than 30% of Sibanye Gold’s issued share capital;

•	a capitalization issue in accordance with section 47 of the Companies Act;

•

an issue for the acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act, provided that the relevant transaction is not otherwise required by the Listings Requirements to be approved by shareholders and the shares to be issued are less than 30% of the Company’s share capital; and

•	shares issued in terms of option or conversion rights.

Shareholders, by ordinary resolution passed by a 75% majority, may either convey a general or specific authority to Directors to issue shares for cash. A general authority is valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

The JSE Listings Requirements as read with the Memorandum of Incorporation require that any new issue of equity shares by Sibanye Gold must first be offered to existing shareholders in proportion to their shareholding in Sibanye Gold unless, among other things, the issuance to new shareholders is:

•	pursuant to a shareholder approved employee share incentive scheme;

•

to raise cash through a general issuance at the discretion of the Directors to the general public (but not to related parties) of up to 10% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-business-day weighted average trading price prior to the date the application is made to the JSE to list the shares, provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the Directors;

•

to raise cash through a specific issuance of shares for cash, provided that 75% majority of shareholders, other than controlling shareholders, vote in favor of the resolution to issue the shares at a general meeting;

•	a capitalization issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act; or

•	in terms of option or conversion rights.

In terms of the Companies Act, an issue of equity shares by Sibanye Gold must be approved by a special resolution of Sibanye Gold’s shareholders if the shares are issued, amongst other things, to:

•	a Director, future director, prescribed officer, or future prescribed officer of Sibanye Gold;

•	a person related or inter-related to Sibanye Gold, or to a Director or prescribed officer of Sibanye Gold, unless the issue of shares is, amongst other things:

•	under an agreement underwriting the shares;

•	in proportion to existing holdings, and on the same terms and conditions that have been offered to all the shareholders of Sibanye Gold;

•	pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act;

•	pursuant to an offer to the public as defined in section 95(1)(h), read with section 96 of the Companies Act.

Furthermore, in terms of the Companies Act, an issue of shares requires approval of the shareholders by special resolution if the voting power of the class of shares that are issued or issuable as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares of that class held by shareholders immediately before the transaction.

Transfer of Shares

The transfer of any Sibanye Gold certificated share will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialized shares which have been traded on the JSE are transferred on the STRATE system and delivered five business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Sibanye Gold’s register for that share. Since Sibanye Gold shares are traded through STRATE, only shares which have been dematerialized may be traded on the JSE. Accordingly, Sibanye Gold shareholders who hold shares in certificated form will need to dematerialize their shares in order to trade on the JSE.

Disclosure of Interest in Shares

Under South African law, a registered holder of Sibanye Gold shares who is not the beneficial owner of such shares is required to disclose the identify of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such person with a beneficial interest, and the extent of each such beneficial interest. This information must be disclosed in writing to Sibanye Gold within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository or otherwise be provided on payment of a prescribed fee charged by the registered holder of securities. Moreover, Sibanye Gold may, by notice in writing, require a person who is a registered shareholder, or whom Sibanye Gold knows or has reasonable cause to believe has a beneficial interest in Sibanye Gold ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Sibanye Gold the identity of the person on whose behalf the ordinary shares are held. Sibanye Gold may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Sibanye Gold is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Sibanye Gold, together with the extent of those beneficial interests. Further, in terms of section 122 of the Companies Act, a shareholder is required to notify Sibanye Gold within three business days if its shareholding crosses a 5% multiple measured against the issued shares at that time or if there is a change in shareholding exceeding 1% of the issued shares. Sibanye Gold is then required to disclose this notification to the South African Takeover Regulation Panel and deliver to the shareholders such notification by means of a SENS announcement.

General Meetings of Shareholders

The Directors may convene general meetings of Sibanye Gold shareholders and a general meeting may also be convened on a requisition by shareholders made pursuant to the Companies Act. Sibanye Gold is obligated to hold an annual general meeting once in every calendar year, but no more than 15 months after the date of the previous annual general meeting.

Annual general meetings and meetings calling for the passage of a special resolution require 15 clear days’ notice in writing of the place, day and time of the meeting to shareholders. Any other general meeting of Sibanye Gold shareholders requires at least 15 clear days’ notice in writing to shareholders.

Business may be transacted at any meeting of shareholders only while a quorum of shareholders is present. Three shareholders present personally or by representative and entitled to vote constitute a quorum for a general meeting and an annual general meeting.

The annual general meeting deals with and disposes of all matters prescribed by the Memorandum of Incorporation and the Companies Act, including:

•	the consideration of the audited financial statements and report of the independent accountants; and

•	the election of Directors.

Annual report and Accounts

Sibanye Gold is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of Sibanye Gold and to explain the financial position of Sibanye Gold as prescribed by the

Companies Act. No shareholder (who is not a Director) has the right to inspect any account or book or document of Sibanye Gold, except as conferred by the Companies Act or authorized by the Directors or by a resolution of Sibanye Gold in a general meeting.

The Directors will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listing Requirements. Sibanye Gold will send by mail to the registered address of every shareholder who so requests a copy of the annual report and annual financial statements. Not later than three months after the first six months of its fiscal year, Sibanye Gold will mail to every shareholder an interim report for the previous six-month period.

Changes in Capital or Objects and Powers of Sibanye Gold

The Sibanye Gold shareholders may, by the passing of a special resolution:

•	increase Sibanye Gold’s authorized share capital;

•	divide all or any part of Sibanye Gold’s share capital into shares of larger amounts than Sibanye Gold’s existing shares or consolidate and reduce the number of the issued no par value shares, if any;

•	subdivide all or any portion of Sibanye Gold’s shares into shares of a smaller amount than is fixed by the Memorandum of Incorporation;

•	convert all of Sibanye Gold’s ordinary or preference share capital from having a par value into shares of no par value;

•	reduce Sibanye Gold’s authorized share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

•	alter the provisions of the Memorandum of Incorporation with respect to the objects and powers of Sibanye Gold; and

•

subject to the provisions of the Companies Act or any other South African law governing companies and the requirements of the JSE and any other stock exchange upon which the shares of Sibanye Gold may be quoted or listed from time to time, allow Sibanye Gold to acquire shares issued by itself or in any subsidiary of Sibanye Gold from time to time, and provided that:

•

the Directors may resolve that any return of capital made to all or any shareholders whose registered addresses are outside South Africa will, subject to any exchange control regulations then in force, be paid in such other currencies as may be stipulated by the Directors. The Directors may also stipulate the date for converting Rand to those currencies and the provisional rate of exchange, provided that the date for conversion must be within a period of 30 days prior to the date of payment; and

•

Sibanye Gold must hold all dividends due to shareholders in trust indefinitely, subject to the laws of prescription, and accordingly may release any dividends once the prescription period in relation to those dividends has expired. Sibanye Gold shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed Distributions, to any of its bankers from time to time.

Variation of Rights

All or any of the rights, privileges or conditions attached to Sibanye Gold’s ordinary shares may be varied by a special resolution of Sibanye Gold passed in accordance with the provisions of the Companies Act; provided that, in circumstances where a shareholder dissents to such variation which materially and adversely affects his rights, that shareholder shall be entitled to be paid the fair value for his shares in accordance with the provisions of section 37(8) of the Companies Act as read with the appraisal remedies provided for in section 164 of the Companies Act.

Distribution of Assets on Liquidation

In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Sibanye Gold, including the costs of liquidation, shall be dealt with by a liquidator who may, with the sanction of a special resolution, among other things, divide among the shareholders any part of the assets of Sibanye Gold, and may vest any part of the assets of Sibanye Gold as the liquidator deems fit in trustees for the benefit of shareholders. The division of assets is not required to be done in accordance with the legal rights of shareholders of Sibanye Gold. In particular, any class may be given preferential or special rights or may be partly or fully excluded.

Purchase of Shares

The Companies Act and the JSE Listing Requirements permit the establishment of share incentive trusts for the purpose of purchasing shares of a company for the benefit of its employees, including salaried Directors. These share incentive trusts are permitted to extend loans to company employees, other than non-salaried Directors, for the purpose of purchasing or subscribing for shares of the company.

Sibanye Gold may, if authorized by special resolution, acquire its own shares; provided that there are no reasonable grounds for believing that Sibanye Gold is or would be, after the payment, unable to pay its debts or that Sibanye Gold’s consolidated assets would, after the payment, be less than its consolidated liabilities. The procedure for acquisition of shares by Sibanye Gold is regulated by the Memorandum of Incorporation, the Companies Act and the Listings Requirements of the JSE.

Borrowing Powers

The Directors may exercise all the powers of Sibanye Gold to borrow money and to give all or any part of its property as security whether outright or as security for any debt, liability or obligation of Sibanye Gold or of any third-party. Sibanye Gold has unlimited borrowing powers. Furthermore, the Board may create and issue debt instruments as contemplated in section 43(1)(a) of the Companies Act, on such terms and conditions and in such manner as the Board may from time to time determine, in accordance with the requirements of section 43 of the Companies Act, provided that, for so long as Sibanye Gold is listed on the JSE, a debt instrument issued by Sibanye Gold may not grant special privileges regarding attending and voting at general meetings and the appointment of Directors, as contemplated in the listings requirements of the JSE.

The Directors’ borrowing powers may only be changed by special resolution of the shareholders amending the Memorandum of Incorporation.

The borrowing powers of the Directors have not been exceeded by the Directors in the previous three years.

Non-South African Shareholders

There are no limitations imposed by South African law or by the Memorandum of Incorporation on the rights of non-South African shareholders to hold or vote Sibanye Gold’s ordinary shares.

Rights of Minority Shareholders and Directors’ Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to non-controlling shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

In South Africa, the common law and the Companies Act impose on Directors duties to, among other things, act with care, skill and diligence and to conduct the company’s affairs honestly and in the best interests of the company.

Material Contracts

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye Gold in the past two years.

U.S.$1 billion Syndicated Revolving Credit Facility

See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources—U.S.$1 billion Syndicated Revolving Credit Facility”.

U.S.$500 million Syndicated Revolving Credit Facility

See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources—U.S.$500 million Syndicated Revolving Credit Facility”.

R2.0 billion Revolving Credit Facility

See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources—R2.0 billion Revolving Credit Facility”.

R1.5 billion Long Term Revolving Credit Facilities

See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources—R1.5 billion Long Term Revolving Credit Facilities”.

Additional Black Economic Empowerment Transactions

The BBBEE Act established a national policy on BBBEE with the objective of increasing the participation of HDSAs in the economy. Accordingly, on August 5, 2010, Gold Fields announced a series of three empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On November 2, 2010, the shareholders of Gold Fields approved these transactions at the general meeting.

As part of the first transaction, on November 19, 2010, Gold Fields issued 13,525,394 shares to the ESOP housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. Gold Fields facilitated the establishment of the ESOP in respect of 10.75% of Sibanye Gold. The holding in Sibanye Gold is equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represents a 99.5% discount to the 30-days volume-weighted average price at July 30, 2010. This represented approximately 1.91% of the Gold Fields shares in issue. In accordance with the Spin-off, the Gold Fields Thusano Share Trust got 13,525,396 Sibanye Gold shares, which represents approximately 1.85% of the current Sibanye Gold shares in issue.

The second transaction consisted of an issue to a BBBEE consortium as described below, or BEECO, of about 600,000 Gold Fields shares at par value of R0.50, representing a 99.5% discount to the 30-days volume-weighted average price at July 30, 2010. This represented about 0.08% of the current Gold Fields shares in issue at that time. These shares carried no restrictions.

As part of the third transaction, BEECO subscribed for a 10% holding with full voting rights directly in South Deep with a phased in participation over 20 years. As part of this transaction, Gold Fields transferred the ownership of the two entities holding interests in the South Deep mine from Sibanye Gold to a newly formed, 90% owned subsidiary of Gold Fields. This transaction was below the JSE transaction threshold of 5% and is not with related parties as defined as per the JSE Listing Requirements and is therefore included for information purposes only. These deals are central to Gold Fields’ and Sibanye Gold’s objective to make every current employee at both companies an owner, while at the same time expanding opportunities for historically disadvantaged persons to benefit from the exploitation of the country’s mineral resources by promoting broad-based ownership, employment, and the advancement of social and economic welfare generally.

Transitional Services Agreement

Following the Spin-off, Gold Fields and Sibanye Gold continue to provide services to each other as described in the Transitional Services Agreement. These services may include corporate functions and infrastructure support, purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, on a transitional basis for a period of up to 12 months.

U.S.$1 billion Notes Issue due 2020

On September 30, 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed Notes due October 7, 2020 issued on October 7, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed on a joint and several basis by the Guarantors. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other present and future unsecured and unsubordinated obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye Gold will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye Gold may become liable for the full amount of Orogen’s outstanding obligations.

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after the Spin-off date or whether the circumstances giving rise to such loss arose prior to or after such date).

Pursuant to the terms and conditions of the Notes the following events are deemed to be the events of default of Orogen and, consequently, may lead to Sibanye Gold becoming liable under its guarantee of the Notes if it is not released from its obligations: (i) a failure by Orogen or any Guarantor to pay any principal, interest or gross-up payments in respect of the Notes for a period of three business days in the case of principal or 30 days in the case of interest on gross-up payments; (ii) a failure of Orogen or any Guarantor to perform or comply with any of its other obligations under the Notes or the trust deed in relation to the Notes where such failure is incapable of remedy or continues for a period of 30 days following the notice requiring such failure to be remedied; (iii) a failure by Orogen, any Guarantor or any material subsidiary of the Gold Fields Group to remedy a breach of negative pledge provisions in relation to the Notes if such failure continues for a period of seven business days following the notice requiring the failure to be remedied; (iv) certain cross-default and cross-acceleration events in relation to indebtedness having an aggregate amount exceeding U.S.$20,000,000 (or its equivalent); (v) certain events constituting governmental intervention (such as the whole or partial displacement of management of Orogen, any Guarantor or any material subsidiary of the Gold Fields Group or taking over the authority of such company in the conduct of its business or seizure of all or a majority of the issued shares of such company or material part of its revenues or assets); or (vi) certain other events relating, inter alia, to the winding up, dissolution or insolvency of Orogen, any Guarantor or any material subsidiary of the Gold Fields Group or it being unlawful for Orogen or any Guarantor to perform any of its obligations under the Notes or the trust deed. If any of these events shall have occurred and are continuing, the trustee at its discretion may, and if so requested by holders of at least one-quarter in principal amount of the Notes or if so directed by an extraordinary resolution of the holders of the Notes, shall, subject to it being indemnified, secured and/or prefunded to its satisfaction, give notice to Orogen that the Notes shall become immediately due and repayable at their principal amount, together with accrued interest, provided that in relation to the relevant event (other than non-payment and the winding up or dissolution of Orogen) the trustee has certified that such event is, in its opinion, materially prejudicial to the interests of the holders of the Notes.

The negative pledge provisions under the Notes will not allow Sibanye Gold to create or permit to subsist any encumbrance (except for certain permitted encumbrances) over any of its assets to secure any capital markets indebtedness (i.e. indebtedness for money borrowed in the form of bonds, notes, debentures, loan stock or other similar securities that are, or are capable of being, quoted, listed or ordinarily dealt with in any stock exchange, over the counter or other securities market, having an original maturity of at least 365 days from its date of issue) unless, at the same time, or prior thereto, its obligations under the Notes are secured equally and ratably therewith or have the benefit of such other security as shall be approved by the noteholders.

Bridge Loan Facilities

On November 28, 2012, Sibanye Gold entered into a R6.0 billion term and revolving credit facilities agreement regarding the Bridge Loan Facilities, reducing to R5.0 billion as detailed below. The available revolving credit facility amount will reduce from R2.0 billion to R1.5 billion on the earliest of the date on which the Board declares a final dividend in respect of the fiscal year ending December 2013 or the first anniversary of the Spin-off. Similarly, the term loan facility amount will reduce from R4.0 billion to R3.5 billion on the earliest of the date on which the Board declares a final dividend in respect of the fiscal year ending December 2013 or the first anniversary of the Spin-off. The final maturity date of the Bridge Loan Facilities is 18 months after the Spin-off.

The Bridge Loan Facilities are maintained with several counterparties including ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank and JP Morgan Chase Bank, N.A., or the Lenders, with Nedbank as agent.

The purpose of the Bridge Loan Facilities is to refinance Sibanye Gold’s debt upon the occurrence of the Spin-off with the balance of the Bridge Loan Facilities to be used to fund Sibanye Gold’s ongoing capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold will cede all of its rights, title and interest in and to the Indemnity Agreement entered into between the Guarantors dated December 20, 2012, in respect of Sibanye Gold’s obligations under the Notes in favor of the Lenders, jointly and severally, as security for its obligations under the Bridge Loan Facilities agreement. Sibanye Gold must lodge and register a security package for its obligations under the Bridge Loan Facilities agreement within six months of the Spin-off if it is not released as a guarantor under the Notes at such point in time. The Indemnity Agreement and the cession in security agreement entered into between the Lenders and Sibanye Gold, or the Cession in Security Agreement, are discussed below.

The Bridge Loan Facilities bear interest at JIBAR plus a margin of 3.00% per annum for the 12 months after the Spin-off and 3.50% per annum for the last six months of the facilities agreement. If Sibanye Gold is not released as a guarantor under the Notes within six months of Spin-off, the margin will increase to 3.25% per annum for the six to 12 months period after unbundling and 3.75% per annum for the last six months of the facilities agreement. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

Indemnity Agreement

The Indemnity Agreement has been entered into between the Guarantors pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place.

Cession in Security Agreement

The Cession in Security Agreement has been entered into between the Lenders and Sibanye Gold, pursuant to which Sibanye Gold will, inter alia, cede in securitatem debiti all of its rights, title and interest in and to the Indemnity Agreement in favor of the Lenders, jointly and severally, as security for its obligations under the Bridge Loan Facilities, all on the terms and subject to the conditions contained therein.

Deposit Agreement

In connection with the establishment of an ADR facility in respect of Sibanye Gold’s shares, Sibanye Gold entered into a deposit agreement with BNYM in respect of Sibanye Gold’s shares among Sibanye Gold, BNYM and all owners and holders from time to time of ADRs issued thereunder, or the Deposit Agreement.

This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs attached thereto. Terms used in this section and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, located at 101 Barclay Street, New York, New York 10286. BNYM’s principal executive office is located at One Wall Street, New York, New York 10286.

American Depositary Shares

Each ADS represents four shares (or a right to receive four shares) deposited with the principal Johannesburg offices of either of FirstRand Bank, Societe Generale (ZA) or Standard Bank of South Africa, as custodians for the Depositary. Each ADS also represents any other securities, cash or other property which may be held by BNYM under the Deposit Agreement.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or DRS, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company, or the DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

South African law governs shareholder rights. BNYM will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among Sibanye Gold, BNYM and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights, as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

BNYM will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your Sibanye Gold ADRs represent.

Cash

BNYM will convert any cash dividend or other cash distribution Sibanye Gold pays on the ordinary shares other than any dividend or distribution paid in U.S. dollars, into U.S. dollars. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows BNYM to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, BNYM will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and U.S. cents and will round fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when BNYM cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

BNYM may, and will if Sibanye Gold so requests, distribute new ADRs representing any ordinary shares Sibanye Gold distributes as a dividend or free distribution. BNYM will only distribute whole ADRs. It will sell ordinary shares which would require it to issue a fractional ADR and distribute the net proceeds to the holders entitled to those ordinary shares. If BNYM does not distribute additional cash or ADRs, each ADR will also represent the new ordinary shares. BNYM may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with the distribution.

Rights to purchase additional ordinary shares

If Sibanye Gold offers holders of securities any rights, including rights to subscribe for additional ordinary shares, BNYM may make these rights available to you. Sibanye Gold must first instruct BNYM to do so and furnish it with satisfactory evidence that it is legal to do so. If Sibanye Gold does not furnish this evidence and/or give these instructions, and BNYM determines that it is practical to sell the rights, BNYM may sell the rights and distribute the proceeds to holders’ accounts. BNYM will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If BNYM makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. BNYM will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay BNYM the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, BNYM may deliver the ADRs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement except for changes needed to put the necessary restrictions in place. BNYM will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act of 1933 with respect to a distribution to all ADR holders.

Other Distributions

BNYM will send to you anything else Sibanye Gold distributes on deposited securities by any means BNYM thinks is legal, fair and practical. If it cannot make the distribution in that way, BNYM may decide to sell what Sibanye Gold distributed—for example by public or private sale—and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Sibanye Gold distributed, in which case ADSs will also represent the newly distributed property. BNYM may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with the distribution.

BNYM is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. Sibanye Gold will have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution Sibanye Gold makes on its ordinary shares or any value for them if it is illegal or impractical for Sibanye Gold to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADRs issued?

BNYM will deliver the ADRs that you are entitled to receive in the offer against deposit of the underlying ordinary shares. BNYM will deliver additional ADRs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to BNYM of any necessary approvals of the governmental agency in South Africa, if any, which is responsible for regulating currency exchange at that time. If required by BNYM, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, BNYM will register the appropriate number of ADRs in the names you request and will deliver the ADRs to the persons you request.

How do ADR holders cancel ADRs and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADRs evidencing your ADSs at the Corporate Trust Office of BNYM. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, BNYM will deliver the deposited securities underlying the ADSs to an account designated by you at the office of the custodian. At your request, risk and expense, BNYM may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by BNYM.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Record Dates

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADRs or notice of a meeting of holders of ordinary shares or ADRs is made, BNYM will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting Rights

How do you vote?

If you are an ADR holder on a record date fixed by BNYM, you may instruct BNYM how to exercise the voting rights of the ordinary shares represented by your ADRs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the shares. If Sibanye Gold asks for your instructions, BNYM will notify you of the upcoming meeting and arrange to deliver certain materials to you. The materials will: (1) include all information included with the meeting notice sent by Sibanye Gold to BNYM; (2) explain how you may instruct BNYM to vote the ordinary shares or other deposited securities underlying your ADRs as you direct if you vote by mail or by proxy; and (3) include a voting instruction card and any other information required under South African law that Sibanye Gold and BNYM will prepare. For instructions to be valid, BNYM must receive them on or before the date specified in the instructions. BNYM will try, to the extent practical, subject to applicable law and the provisions of the by-laws of Sibanye Gold, to vote or have its agents vote the underlying shares as you instruct. BNYM will only vote, or attempt to vote, as you instruct. However, if we give notice to BNYM on or before the first date when we give notice, by publication or otherwise, of any meeting of holders of ordinary shares, and if BNYM does not receive your voting instructions, BNYM will give a proxy to vote your ordinary shares to a designated representative of Sibanye Gold, unless Sibanye Gold informs BNYM that: (1) it does not want the proxy issued; (2) substantial opposition exists; or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

Sibanye Gold cannot assure that you will receive the voting materials in time to ensure that you can instruct BNYM to vote your ordinary shares. In addition, BNYM and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Inspection of Transfer Books

BNYM will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to Sibanye Gold or the Deposit Agreement or the ADRs.

Fees and Expenses

BNYM, as Depositary, will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 Sibanye Gold ADRs (or portion of 100 Sibanye Gold ADRs)	Issuance of Sibanye Gold ADRs, including issuances resulting from a distribution of ordinary shares or rights or other property or cancellation of Sibanye Gold ADRs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADR (or portion thereof)	Any cash distribution pursuant to the Deposit Agreement

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and those ordinary shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by BNYM to Sibanye Gold’s ADR holders

$.05 (or less) per ADRs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on Sibanye Gold’s share register to or from the name of BNYM or its agent when you deposit or withdraw ordinary shares

Expenses of BNYM	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges BNYM or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by BNYM or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to Sibanye Gold to reimburse and/or share revenue from the fees collected from ADR holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADR program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. BNYM may deduct the amount of any taxes owed from any payments to you. It may also restrict or refuse the transfer of your Sibanye Gold ADRs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on your Sibanye Gold ADRs or underlying securities. It may also sell deposited securities to pay any taxes owed.

You will remain liable if the proceeds of the sale are not enough to pay the taxes. If BNYM sells deposited securities, it will, if appropriate, reduce the number of Sibanye Gold ADRs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Sibanye Gold:	Then:
• Changes the par value of any of the Sibanye Gold ordinary shares

• Reclassifies, splits up or consolidates any of the Sibanye Gold ordinary shares

• Distributes securities on any of the Sibanye Gold ordinary shares that are not distributed to you	The cash, ordinary shares or other securities received by BNYM will become new deposited securities under the Deposit Agreement. Each Sibanye Gold ADR will automatically represent the right to receive a proportional interest in the new deposited securities.

• Recapitalizes, reorganizes, merges, consolidates, sells its assets, or takes any similar action	BNYM may, and will if Sibanye Gold asks it to, deliver new Sibanye Gold ADRs representing the new deposited securities or ask you to surrender your outstanding Sibanye Gold ADRs in exchange for new Sibanye Gold ADRs identifying the new deposited securities

Amendment and Termination

How may the Deposit Agreement be amended?

Sibanye Gold may agree with BNYM to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges or prejudices an important right of Sibanye Gold ADR holders, it will only become effective 30 days after BNYM notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your Sibanye Gold ADRs.

How may the Deposit Agreement be terminated?

BNYM will terminate the Deposit Agreement if Sibanye Gold asks it to do so, in which case it must notify you at least 30 days before termination. BNYM may also terminate the agreement after notifying you if BNYM informs Sibanye Gold that it would like to resign and Sibanye Gold does not appoint a new depositary bank within 90 days.

If any Sibanye Gold ADRs remain outstanding after termination, BNYM will stop registering the transfer of Sibanye Gold ADRs, will stop distributing dividends to Sibanye Gold ADR holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•

collect dividends and distributions on the deposited securities, sell rights and other property offered to holders of deposited securities; and deliver ordinary shares and other deposited securities upon cancellation of Sibanye Gold’s ADRs. At any time after four months after termination of the Deposit Agreement, BNYM may sell any remaining deposited securities by public or private sale. After that, BNYM will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement for the pro rata benefit of the Sibanye Gold ADR holders that have not surrendered their Sibanye Gold ADRs. It will not invest the money and has no liability for interest. BNYM’s only obligations will be to account for the money and cash. After termination, Sibanye Gold’s only obligations will be with respect to indemnification of, and to pay specified amounts to, BNYM.

Limitations on Obligations and Liability

The Deposit Agreement expressly limits the obligations of Sibanye Gold and BNYM. It also limits the liability of Sibanye Gold and BNYM. Sibanye Gold and BNYM:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•

are not liable if either of them is prevented or delayed by law, any provision of the Sibanye Gold by-laws or circumstances beyond their control from performing their obligations under the Deposit Agreement;

•	are not liable if either of them exercises or fails to exercise discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and

•

may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Sibanye Gold ADR holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the Deposit Agreement, Sibanye Gold and BNYM agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before BNYM will deliver or register the transfer of a Sibanye Gold ADR, make a distribution on a Sibanye Gold ADR, or permit withdrawal of ordinary shares, BNYM may require:

•

payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of BNYM;

•	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Sibanye Gold ADRs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations BNYM may establish, consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfer of Sibanye Gold ADRs generally when the transfer books of BNYM are closed or at any time if BNYM or Sibanye Gold thinks it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

You have the right to cancel your Sibanye Gold ADRs and withdraw the underlying ordinary shares at any time, except:

•

due to temporary delays caused by BNYM or Sibanye Gold closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders’ meeting, or Sibanye Gold paying dividends;

•	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sibanye Gold ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Pre-release of Sibanye Gold ADRs

In certain circumstances, subject to the provisions of the Deposit Agreement, BNYM may deliver Sibanye Gold ADRs before deposit of the underlying ordinary shares. This is called a pre-release of Sibanye Gold ADRs. BNYM may also deliver ordinary shares prior to the receipt and cancellation of pre-released Sibanye Gold ADRs (even if those Sibanye Gold ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to BNYM. BNYM may receive Sibanye Gold ADRs instead of ordinary shares to close out a pre-release. BNYM may pre-release Sibanye Gold ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to BNYM in writing that it or its customer owns the ordinary shares or Sibanye Gold ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or collateral that BNYM considers appropriate; and (3) BNYM must be able to close out the pre-release on not more than five business days’ notice. The pre-release will be subject to whatever indemnities and credit regulations BNYM considers appropriate. In addition, BNYM will limit the number of Sibanye Gold ADRs that may be outstanding at any time as a result of pre-release.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that Sibanye Gold makes generally available to holders of deposited securities. The Depositary will send you copies of those communications if Sibanye Gold asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Governing Law

The Deposit Agreement is governed by the law of the State of New York.

South African Exchange Control Limitations Affecting Security Holders

The discussion below relates to exchange controls in force as of the date of this annual report. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or amended by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to South African Exchange Control Regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADRs of Sibanye Gold.

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Sibanye Gold, provided the share certificates held by non-resident Sibanye Gold shareholders have been endorsed with the words “non-resident”. The same endorsement, however, will not be applicable to ADRs of Sibanye Gold held by non-resident shareholders.

Under South African Exchange Control Regulations, the ordinary shares and ADRs representing ordinary shares of Sibanye Gold are freely transferable outside South Africa between persons who are not residents of the Common Monetary Area, provided such transfer is reported to the SARB and, where new share certificates are issued, such certificates are endorsed with the words “non-resident”. The same endorsement, however, will not be applicable to ADRs of Sibanye Gold held by non-resident shareholders Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye Gold who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialized.

Taxation

Certain South African Tax Considerations

The discussion in this section sets out the material South African tax consequences of the purchase, ownership and disposition of Sibanye Gold’s ordinary shares or ADRs under current South African law. Changes in the law may change the tax treatment of Sibanye Gold’s ordinary shares or ADRs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Sibanye Gold’s ordinary shares or ADRs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADRs who are not residents of, or who do not have a permanent establishment in, South Africa and who hold ordinary shares or ADRs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States, or the Treaty, and South African tax law, a United States resident that owns Sibanye Gold ADRs will be treated as the owner of the Sibanye Gold ordinary shares represented by such ADRs. Sibanye Gold recommends that you consult your own tax adviser about the consequences of holding Sibanye Gold’s ordinary shares or ADRs, as applicable, in your particular situation.

Withholding Tax on Dividends

Under South African law, and with effect from January 1, 2012, all dividends declared by South African resident companies to non-resident shareholders or non-resident ADR holders are subject to a 15% withholding tax. Generally, under the terms of the Treaty, the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases. No other tax is payable in South Africa by shareholders or ADR holders on dividends paid to non-resident shareholders or non-resident ADR holders.

Income Tax and Capital Gains Tax

Non-resident holders of ordinary shares or ADRs should generally not be subject to income or capital gains tax in South Africa, with respect to the disposal of those ordinary shares or ADRs unless the non-resident carried on business through a permanent establishment in South Africa, and the profits are realized in the ordinary course of that business.

Securities Transfer Tax

No Securities Transfer Tax, or STT, is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% on the “taxable amount” of the “transfer” of every security issued by a company incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word “transfer” is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a “transfer” for STT purposes.

STT is levied on the “taxable amount” of a security. The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security. In the case of a transfer of a listed security, either the member or the participant holding the security in custody, or where the listed security is not held in custody, the company that issued the listed security, is liable for the tax. The tax must be paid by the 14th day of the month following the transfer.

The liability for STT with respect to the transfer of unlisted securities is that of the company that issued the unlisted security. The STT must be paid within two months from the end of the month of the transfer.

U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS

NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY SIBANYE GOLD IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY SIBANYE GOLD OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADRs by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADRs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any State within the United States;

•	otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares or ADRs.

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or ADRs will depend upon the status of the partner and the activities of the partnership. If you are an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax adviser concerning the U.S. federal income tax consequences to your partners of the acquisition, ownership and disposition of ordinary shares or ADRs by you.

This summary only applies to U.S. Holders that hold ordinary shares or ADRs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986;

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and South Africa.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly or indirectly) 10% or more of Sibanye Gold’s voting stock;

•	financial institutions;

•	insurance companies;

•	investors liable for the alternative minimum tax;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADRs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

Sibanye Gold does not believe that it should be treated as, and does not expect to become, a PFIC for U.S. federal income tax purposes but Sibanye Gold’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye Gold were to be treated as a PFIC, U.S. Holders of ordinary shares or ADRs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADRs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye Gold would not be eligible for the special reduced rate of tax described below under “Taxation of Dividends”. You should consult your own tax advisers regarding the potential application of the PFIC regime.

The summary of U.S. federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADRs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADRs

For U.S. federal income tax purposes, an owner of ADRs will be treated as the owner of the corresponding number of underlying ordinary shares held by the depositary for the ADRs, and references to ordinary shares in the following discussion refer also to ADRs representing the ordinary shares.

Taxation of Dividends

Distributions paid out of Sibanye Gold’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Sibanye Gold’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will constitute ordinary dividend income. You should consult your own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us. For purposes of determining limitations on any foreign tax credits, dividends paid by Sibanye Gold will generally constitute “passive income.”

Dividends paid by Sibanye Gold will be taxable to non-corporate U.S. Holders at the special reduced rate normally applicable to long-term capital gains, provided that either Sibanye Gold qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADRs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the depositary (in the case of ADRs). If you or the Depositary, as the case may be, convert dividends received in Rand into U.S. dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.

Effect of South African Withholding Taxes

As discussed in “Certain South African Tax Considerations—Withholding Tax on Dividends”, under current law, South Africa imposes a withholding tax of 15% on dividends paid by Sibanye Gold. A U.S. Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Sibanye Gold.

U.S. Holders that receive payments subject to this withholding tax will be treated, for U.S. federal income tax purposes, as having received the amount of South African taxes withheld by Sibanye Gold, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from Sibanye Gold with respect to the payment.

For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by Sibanye Gold generally will constitute foreign source income in the “passive income” basket. If a U.S. Holder receives a dividend from Sibanye Gold that qualifies for the reduced rate described above under “Taxation of Dividends”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the Shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate South African taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for South African taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders may translate South African taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis U.S. Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

You should consult your tax advisor concerning the foreign tax credit implications of the payment of South African withholding taxes.

Taxation of a Sale or Other Disposition

Your tax basis in an ordinary share will generally be its U.S. dollar cost. The U.S. dollar cost of an ordinary share purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis taxpayer (or an accrual basis taxpayer that so elects), on the settlement date for the purchase. Such an election by an accrual basis taxpayer must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Upon a sale or other disposition of ordinary shares or ADRs, other than an exchange of ADRs for ordinary shares and vice versa, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the ordinary shares or ADRs. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADRs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be U.S. source.

The amount realized on a sale or other disposition of ordinary shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, you will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference

(if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis taxpayer (or an accrual basis taxpayer that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Foreign currency received on the sale or other disposition of an ordinary share will have a tax basis equal to its U.S. dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase ordinary shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADRs will not result in the realization of gain or loss for U.S. federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADRs surrendered, and your holding period for the ordinary shares will include the holding period of the ADRs.

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under “—Certain South African Tax Considerations—Securities Transfer Tax” above, such securities transfer tax will not be a creditable tax for U.S. foreign tax credit purposes.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADRs by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

Foreign Financial Asset Reporting

Legislation enacted in March 2010, the Hiring Incentives to Restore Employment (HIRE) Act of 2010, imposes new reporting requirements on the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at the end of the taxable year or $75,000 at any time during the taxable year. Sibanye Gold’s ordinary shares and ADRs are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). You should consult you tax advisor regarding the application of this legislation.

Certain United Kingdom Tax Considerations for United Kingdom Resident Shareholders

Shareholders of Gold Fields who are resident or ordinarily resident for tax purposes in the United Kingdom should note that the distribution in specie by Gold Fields of the Sibanye Gold ordinary shares as contemplated by this annual report may constitute a taxable event for U.K. tax purposes. Shareholders of Gold Fields who are resident or ordinarily resident for tax purposes in the United Kingdom are advised to consult their own professional advisers regarding the tax implications of receipt, holding and disposal of the Sibanye Gold ordinary shares.

Documents on Display

The following information may be obtained at the registered office of Sibanye Gold and can be accessed at http://www.sibanyegold.co.za

Sibanye Gold will also file annual and special reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. Sibanye Gold’s SEC filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec.gov.

Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sibanye Gold is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Sibanye Gold may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Sibanye Gold does not generally hedge against the risk of changes in the price of gold. See “—Commodity Price Sensitivity—Commodity Price Hedging Policy”.

Sibanye Gold is in the process of implementing policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by the Board. Management of financial risk is centralized at Sibanye Gold’s treasury department, which acts as the interface between Sibanye Gold’s operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by the Board and Executive Committee. The Gold Fields Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Sibanye Gold’s treasury department is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit- related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer. The Sibanye Gold Audit Committee will review this policy as appropriate.

Foreign Currency Sensitivity

General

In the ordinary course of business, Sibanye Gold enters into transactions, primarily gold sales, denominated in U.S. dollars. Although this exposes Sibanye Gold to transaction and translation exposure from fluctuations in foreign currency exchange rates, Sibanye Gold does not generally hedge this exposure, although it may do so in specific circumstances, such as foreign currency commitments, financing projects or acquisitions. Also, Sibanye Gold on occasion undertakes currency hedging to take advantage of favorable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Foreign Currency Hedging Experience

Sibanye Gold uses various derivative instruments to protect its exposure to adverse movements in foreign currency exchange rates.

During the fiscal years ended December 2011 and 2012, forward cover was taken out to cover various commitments of Sibanye Gold’s operations. The following contract was in existence during the period and concluded during the fiscal year ended December 2012:

•	A.$/R—A.$/R2.7 million at an average rate of R7.9597 with a final expiry on May 15, 2012.

Realized gains and losses on financial instruments are disclosed in detail under “Operating and Financial Review and Prospects—Results of Operations—Realized (loss)/gain on financial instruments”.

Foreign Currency Contract Position

As of December 31, 2011, there were no material foreign currency contract positions. As of April 19, 2013, there were no material foreign currency contract positions.

Foreign Currency Sensitivity Analysis

Sibanye Gold’s revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in U.S. dollars, while costs of operations are incurred principally in Rand. Depreciation of the Rand against the U.S. dollar results in lower operating costs when they are translated into U.S. dollars, thereby increasing the operating margin of Sibanye Gold’s operations. Conversely, appreciation of the Rand results in higher operating costs when translated into U.S. dollars, thereby decreasing the operating margins at Sibanye Gold’s operations. The impact on profitability of changes in the value of the Rand against the U.S. dollar can be substantial.

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no material foreign currency contracts as of April 19, 2013.

Commodity Price Sensitivity

General

Gold

The market price of gold has a significant effect on the results of operations of Sibanye Gold, the ability of Sibanye Gold to pay dividends and undertake capital expenditures, and the market price of Sibanye Gold ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Sibanye Gold does not have any control. See “Key Information—Risk Factors—Risks related to Sibanye Gold’s business—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Sibanye Gold’s operations and the cash flows generated by those operations” and “Key Information—Operating and Financial Review and Prospects—Revenues”. The aggregate effect of these factors on the price of gold, all of which are beyond the control of Sibanye Gold, is impossible for Sibanye Gold to predict.

Commodity Price Hedging Policy

Gold

Generally, Sibanye Gold does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. On an exceptional basis, Sibanye Gold may consider gold hedging arrangements in one or more of the following circumstances:

•	to protect cash flows at times of significant capital expenditure;

•	for specific debt-servicing requirements; and

•	to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, Sibanye Gold seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or a related party of, Sibanye Gold.

Commodity Price Hedging Experience

Gold

No gold derivative instruments were entered into during the fiscal years ended December 2011 and 2012, or since December 31, 2012, as of April 19, 2013.

Commodity Price Contract Position

As of December 31, 2011 and 2012, or since December 2012 as of April 19, 2013, Sibanye Gold had no outstanding commodity price contracts.

Interest Rate Sensitivity

General

As of December 31, 2012, Sibanye Gold’s third party indebtedness amounted to U.S.$492.5 million. Sibanye Gold generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Sibanye Gold’s credit facilities and other borrowings outstanding as of December 31, 2012, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources”.

Interest Rate Sensitivity Analysis

U.S.$492.5 million of Sibanye Gold interest bearing debt outstanding as of December 31, 2012 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

U.S.$492.5 million of the total debt was exposed to changes in JIBAR Rate. The following table indicates the change to finance expense had the JIBAR differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2012
	(%)
Sensitivity to interest rates	(1.5)%	(1.0)%	(1.0)%	0.5%	1.0%	1.5%
Sensitivity to JIBAR interest rate ($ million)	(2.6)	(1.7)	(0.9)	0.9	1.7	2.6

Change in finance expense ($ million)	(2.6)	(1.7)	(0.9)	0.9	1.7	2.6

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

See “Additional Information—Material Contracts—American Depositary Shares”.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Sibanye Gold has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Sibanye Gold, of the effectiveness of the design and operation of Sibanye Gold’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Sibanye Gold’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, Sibanye Gold’s disclosure controls and procedures were effective.

(b)	Management’s Report on Internal Control over Financial Reporting:

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm:

See “—Management’s Report on Internal Control over Financial Reporting” above.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Sibanye Gold’s internal control over financial reporting that occurred during the fiscal year ended December 2012 that has materially affected, or is reasonably likely to materially affect, Sibanye Gold’s internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Membership of the Audit Committee, including its chairperson, comprises only independent non-executive Directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of King III, which became effective in March 2010, and the requirements of the Companies Act of 2008, which became effective on May 1, 2011. The Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee’s chairman, Keith Rayner is the Audit Committee’s financial expert. Three of the four members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.

ITEM 16B: CODE OF ETHICS

Sibanye Gold has adopted a Company Code of Ethics, or the Code, which applies to all directors and employees, the text of which can be accessed on Sibanye Gold’s website at http://www.sibanyegold.co.za.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG, Inc., or KPMG, has served as Sibanye Gold’s principal accountant for the fiscal years ended December 2011 and 2012. Set forth below are the fees for audit and other services rendered by KPMG for the fiscal years ended December 2011 and 2012.

	Year ended December 31, 2011	Year ended December 31, 2012
	(U.S.$ millions)
Audit fees[1]	—	0.2
Audit related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	—	0.2

Notes:

1.	In addition to the fees appearing above, $0.9 million audit fees relating to Sibanye Gold’s registration statement on Form 20-F filed on February 6, 2013 was paid by its then parent, Gold Fields.

Audit fees include fees billed for audit services rendered for Sibanye Gold’s annual consolidated financial statements filed with regulatory organizations.

Audit related fees include fees billed for related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements.

Tax fees include fees billed for tax compliance, tax advice, tax planning and other tax-related services.

All other fees consist of fees for all other services not included in any of the other categories noted above.

All of the above fees were pre-approved by the Audit Committee.

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to Sibanye Gold and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission, or the external auditor, for permissible non-audit services. When engaging the external auditor for permissible non-audit services (audit-related services, tax services and all other services), preapproval is obtained prior to the commencement of the services.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Sibanye Gold’s home country corporate governance practices are regulated by the Listing Requirements of the JSE, or the JSE Listing Requirements. The following is a summary of the significant ways in which Sibanye Gold’s home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.

•

The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Sibanye Gold’s non-management directors anticipate they will meet regularly without management.

•

The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also suggest the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Sibanye Gold has a Nominating and Governance Committee which is currently comprised of three non-executive directors, all of whom are independent under the JSE Listing Requirements and which is chaired by the Chairman of Sibanye Gold, as required by the JSE Listing Requirements.

•

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Sibanye Gold has appointed a Compensation Committee, currently comprised of four board members, all of whom are independent under the JSE Listing Requirements.

•

The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye Gold has appointed an Audit Committee, currently comprised of four board members, all of whom are non-executive and independent, as defined under the JSE Listings Requirements. One of these non-executive directors is also a non-executive director of Gold Fields, the former parent of Sibanye Gold; however, Sibanye Gold believes he satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and applicable NYSE Listing Standards.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

Sibanye Gold has responded to Item 18 in lieu of responding to this item.

ITEM 18: FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

See pages F-1 to F-50 of the financial statements of Sibanye Gold filed as part of this annual report.

INDEX TO FINANCIAL STATEMENTS

Page
Sibanye Gold Limited
Report of the Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Operations for the fiscal years ended December 2012 and December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010	F-2
Consolidated Statements of Comprehensive Income for the fiscal years ended December 2012 and December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010	F-3
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-4

Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended December 2012 and December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010

F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 2012 and December 2011, the six-month transition period ended December 2010 and the fiscal year ended June 2010	F-6
Notes to the Consolidated Financial Statements	F-7

Schedules to Sibanye Gold Limited’s Financial Statements
Schedule 1—Valuation and Qualifying Accounts	S-1

ITEM 19: EXHIBITS

The following instruments and documents are included as Exhibits to this registration statement.

No.	Exhibit

1.1	Memorandum of Incorporation of Sibanye Gold.(1)

2.1	Form of Deposit Agreement among Sibanye Gold, BNYM, as depositary, and the owners and beneficial owners from time to time of ADRs.(2)

2.2	Form of ADR.(2)

2.3	The Sibanye Gold 2013 Share Plan, adopted November 21, 2012.(1)

2.4	Trust Deed among Orogen, as issuer; Gold Fields, GFIMSA, GFO and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the Notes. (1)

4.1	Transitional Services Agreement among Sibanye Gold and Gold Fields, dated December 21, 2012.(1)

4.2	U.S.$1,000,000,000 Syndicated Revolving Facility Agreement between Barclays Bank Plc, Sibanye Gold, GFO and Gold Fields, dated June 20, 2011.(1)

4.3	U.S.$500 million syndicated revolving loan facility between Sibanye Gold, Orogen and GFO, dated April 17, 2012.(1)

4.4	R2,000,000,000 Revolving Facility Agreement between Nedbank, Sibanye Gold and the Original Guarantors (listed in Schedule 1), dated December 19, 2011.(1)

4.5	R1,500,000,000 Revolving Credit Facility Agreement between Nedbank, Sibanye Gold, GFO and the Guarantors (listed in Schedule 1), dated May 6, 2009.(1)

4.6	R6 billion term and revolving credit facilities agreement between ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank, JP Morgan Chase Bank N.A., Johannesburg Branch and the Financial Institutions listed in Schedule 1) and Sibanye Gold, dated November 28, 2012.(1)

4.7	Indemnity Agreement among Orogen, Gold Fields, GFO, GFH and Sibanye Gold, in respect of Sibanye Gold’s obligations under the Notes, dated December 20, 2012.(1)

4.8	Cession in Security Agreement among Sibanye Gold, ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank and JP Morgan Chase Bank, N.A., Johannesburg Branch, dated December 20, 2012.(1)

4.9	Agreement between Neal Froneman and Sibanye Gold, dated December 7, 2012.(1)

4.10	Agreement between Charl Keyter and Sibanye Gold, dated December 7, 2012.(1)

8.1	List of subsidiaries of the registrant.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

No.	Exhibit

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Notes:

(1)	Filed as an exhibit to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold with the Securities and Exchange Commission on January 16, 2013.
(2)	Filed as an exhibit to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold with the Securities and Exchange Commission on February 1, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIBANYE GOLD LIMITED

/s/ Neal J. Froneman
Name:	Neal J. Froneman
Title:	Chief Executive Officer
Date:	April 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and stockholders

Sibanye Gold Limited

We have audited the accompanying consolidated balance sheets of Sibanye Gold Limited and subsidiaries as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2012 and 2011, the six month period ended December 31, 2010, and the year ended June 30, 2010. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule “Schedule I-Valuation and Qualifying Accounts”. These consolidated financial statements and financial statement schedule are the responsibility of Sibanye Gold Limited’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sibanye Gold Limited and subsidiaries as of December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011, the six month period ended December 31, 2010, and the year ended June 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule “Schedule I-Valuation and Qualifying Accounts” for the years ended December 31, 2012 and 2011, the six month period ended December 31, 2010, and the year ended June 30, 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(signed) KPMG Inc.

Johannesburg, South Africa

April 26, 2013

Sibanye Gold Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
REVENUES
Product sales	2,021.2	2,301.0	1,073.4	1,808.8

COSTS AND EXPENSES
Production costs	1,327.8	1,361.1	693.8	1,231.3
Depreciation and amortization	304.1	323.9	168.8	278.2
Corporate expenditure (related party)	8.4	6.8	10.3	25.3
Employment termination costs	7.7	32.0	34.4	9.2
Profit on disposal of property, plant and equipment	(0.3)	(0.6)	(0.4)	(0.2)
Increase/(decrease) in post-retirement health care costs	0.3	0.1	(0.1)	(9.2)
Accretion expense on provision for environmental rehabilitation	14.3	13.8	5.8	10.5

	1,662.3	1,737.1	912.6	1,545.1

OTHER (EXPENSES)/INCOME
Interest income	12.9	13.6	8.0	32.6
Finance expense	(14.5)	(2.0)	(7.9)	(27.2)
South African Equity Empowerment Transactions	—	—	(171.3)	—
Royalties	(34.4)	(40.1)	(13.2)	(7.6)
Other expenses	(39.5)	(32.0)	(11.4)	(19.3)

	(75.5)	(60.5)	(195.8)	(21.5)

INCOME/(LOSS) BEFORE TAX AND SHARE OF EQUITY INVESTEE’S PROFITS	283.4	503.4	(35.0)	242.2
Income and mining tax benefit/(expense)	67.5	(167.5)	3.1	(84.3)

INCOME/(LOSS) BEFORE SHARE OF EQUITY INVESTEE’S PROFITS	350.9	335.9	(31.9)	157.9
Share of equity investee’s profits	11.4	4.8	3.1	8.4

Income/(loss) from continuing operations	362.3	340.7	(28.8)	166.3
Loss from discontinued operation	—	—	(11.7)	(28.7)

Net income/(loss)	362.3	340.7	(40.5)	137.6
Net (income)/ loss attributable to non-controlling interests	(0.1)	0.1	0.8	0.8

Net income/(loss) attributable to Company shareholder	362.2	340.8	(39.7)	138.4

BASIC EARNINGS/(LOSS) PER SHARE ($’000)
— Continuing operations	362	341	(28)	167
— Discontinued operation	—	—	(12)	(29)
DILUTED EARNINGS/((LOSS) PER SHARE ($’000)
— Continuing operations	362	341	(28)	167
— Discontinued operation	—	—	(12)	(29)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
— COMPUTATION OF BASIC EARNINGS/(LOSS) PER SHARE	1,000	1,000	1,000	1,000
— COMPUTATION OF DILUTED EARNINGS/(LOSS) PER SHARE	1,000	1,000	1,000	1,000
DIVIDEND PER SHARE ($’000)	96	336	2,999	121

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Net income/(loss)	362.3	340.7	(40.5)	137.6
Other comprehensive income/(loss)
Foreign currency translation	60.9	273.8	(104.4)	77.1

	60.9	273.8	(104.4)	77.1

Comprehensive income/(loss)	423.2	614.5	(144.9)	214.7

Comprehensive income/(loss) attributable to:
Company shareholder	421.8	614.1	(145.1)	216.0
Non-controlling interests	1.4	0.4	0.2	(1.3)

	423.2	614.5	(144.9)	214.7

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	34.0	44.6
Receivables	65.2	65.3
Related party receivables	64.0	74.1
Inventories—consumables	40.7	31.0
Deferred income and mining tax	13.2	11.5

Total current assets	217.1	226.5

Property, plant and equipment, net	2,067.2	2,090.2
Non-current investments	178.2	164.8

TOTAL ASSETS	2,462.5	2,481.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	206.4	210.3
Related party payables	2,000.7	2,653.1
Royalties, income and mining taxes payable	11.3	90.3

Total current liabilities	2,218.4	2,953.7

Long-term loans	492.5	—
Deferred income and mining taxes	556.1	710.1
Provision for environmental rehabilitation	158.6	140.8
Provision for post-retirement health care costs	2.1	2.1

Total liabilities	3,427.7	3,806.7

COMMITMENTS AND CONTINGENCIES—see notes 20 and 21

SHAREHOLDERS’ EQUITY
Share capital—1,000,000,000 (2011: 1,000) authorized ordinary shares of no par value. Shares issued 1,000 (2011: 1,000)	—	—
Additional paid-in capital	138.0	105.8
Accumulated loss	(1,443.7)	(1,710.4)
Accumulated other comprehensive income	341.0	281.4

Company shareholder’s deficit	(964.7)	(1,323.2)
Non-controlling interests	(0.5)	(2.0)

Total equity	(965.2)	(1,325.2)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	2,462.5	2,481.5

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Statements of Changes in Shareholder’s Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Accumulated (loss)/ Retained earnings	Accumulated other comprehensive income/(loss)	Equity attributable to Company Shareholder	Non-controlling interests	Total
BALANCE—JUNE 30, 2009	1,000	—	446.4	686.6	36.9	1,169.9	11.9	1,181.8
Net income/(loss)	—	—	—	138.4	—	138.4	(0.8)	137.6
Dividends declared	—	—	—	(121.0)	—	(121.0)	—	(121.0)
Stock-based compensation	—	—	33.2	—	—	33.2	—	33.2
Other comprehensive income*	—	—	—	—	77.6	77.6	(0.5)	77.1

BALANCE—JUNE 30, 2010	1,000	—	479.6	704.0	114.5	1,298.1	10.6	1,308.7
Net loss	—	—	—	(39.7)	—	(39.7)	(0.8)	(40.5)
Dividends declared	—	—	—	(49.6)	—	(49.6)	—	(49.6)
Distribution of shareholding in South Deep	—	—	(605.2)	(2,330.3)	—	(2,935.5)	(14.2)	(2,949.7)
Stock-based compensation	—	—	198.4	—	—	198.4	—	198.4
Other comprehensive loss*	—	—	—	—	(105.4)	(105.4)	1.0	(104.4)

BALANCE—DECEMBER 31, 2010	1,000	—	72.8	(1,715.6)	9.1	(1,633.7)	(3.4)	(1,637.1)
Net income/(loss)	—	—	—	340.8	—	340.8	(0.1)	340.7
Dividends declared	—	—	—	(335.6)	—	(335.6)	—	(335.6)
Stock-based compensation	—	—	33.0	—	—	33.0	—	33.0
Other comprehensive income*	—	—	—	—	273.3	273.3	0.5	273.8
Transactions with non-controlling interests	—	—	—	—	(1.0)	(1.0)	1.0	—

BALANCE—DECEMBER 31, 2011	1,000	—	105.8	(1,710.4)	281.4	(1,323.2)	(2.0)	(1,325.2)
Net income	—	—	—	362.2	—	362.2	0.1	362.3
Dividends declared	—	—	—	(95.5)	—	(95.5)	—	(95.5)
Stock-based compensation	—	—	32.2	—	—	32.2	—	32.2
Other comprehensive income*	—	—	—	—	59.6	60.8	1.3	60.9
Transactions with non-controlling interests	—	—	—	—	—	—	0.1	0.1

BALANCE—DECEMBER 31, 2012	1,000	—	138.0	(1,443.7)	341.0	(963.5)	(0.5)	(965.2)

*	Accumulated other comprehensive income/(loss) comprises translation adjustments

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Statements of Cash Flows

($ in millions unless otherwise noted)

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
CASH FLOWS FROM OPERATIONS
Net income/(loss) from continuing operations	362.3	340.7	(28.8)	166.3
Reconciled to net cash provided by operations:
— Share of equity investee’s profits	(11.4)	(4.8)	(3.1)	(8.4)
— Income and mining tax (benefit)/expense	(67.5)	167.5	(3.1)	84.3
— Royalties	34.4	40.1	13.2	7.6
— Depreciation and amortization	304.1	323.9	168.8	278.2
— Profit on disposal of property, plant and equipment	(0.3)	(0.6)	(0.4)	(0.2)
— Accretion expense on provision for environmental rehabilitation	14.3	13.8	5.8	10.5
— Increase/(decrease) in provision for post-retirement health care costs	0.3	0.1	(0.1)	(9.2)
— Payment against post-retirement health care provision	(0.1)	(0.2)	(0.6)	(0.3)
— Stock-based compensation	32.2	33.0	14.7	30.0
— South African Equity Empowerment Transactions	—	—	171.3	—
— Other	(9.6)	(9.2)	(6.9)	(9.5)
Changes in operating assets and liabilities:
— Inventories	(11.8)	(7.1)	(0.2)	(7.5)
— Receivables	(42.6)	55.8	53.6	(92.9)
— Accounts payable and provisions	(24.6)	(15.3)	(78.8)	125.4
— Royalties paid	(50.5)	(23.8)	(10.4)	—
— Income and mining taxes paid	(119.7)	(43.6)	(6.3)	(93.4)

Net cash provided by continuing operations	409.5	870.3	288.7	480.8
Net cash utilized by discontinued operation	—	—	(24.2)	(26.2)

Net cash provided by operations	409.5	870.3	264.5	454.6

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(379.4)	(404.8)	(209.3)	(384.0)
Proceeds on disposal of property, plant and equipment	0.6	2.1	0.2	0.4
Investment in environmental trust fund	(3.0)	(13.5)	(13.6)	(7.4)

Net cash utilized in investing activities—continuing operations	(381.8)	(416.2)	(222.7)	(391.0)
Net cash utilized in investing activities—discontinued operation	—	—	(137.2)	(213.3)

Net cash utilized in investing activities	(381.8)	(416.2)	(359.9)	(604.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	515.3	55.4	—	137.2
Long and short-term loans repaid	—	(55.4)	—	(282.3)
Related party loans raised	59.4	—	113.6	693.0
Related party loans repaid	(521.7)	(211.8)	—	—
(Repayment)/utilization of bank overdraft	—	—	(0.6)	0.5
Dividends paid to Company shareholder	(95.5)	(335.6)	(43.3)	(121.0)

Net cash (utilized in)/provided by financing activities—continuing operations	(42.5)	(547.4)	69.7	427.4
Net cash provided by/ (utilized in) financing activities—discontinued operation	—	—	47.1	(272.5)

Net cash (utilized in)/provided by financing activities	(42.5)	(547.4)	116.8	154.9

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	4.2	(15.6)	15.4	12.0

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(10.6)	(108.9)	36.8	17.2
CASH AND CASH EQUIVALENTS—beginning of the year/period	44.6	153.5	116.7	99.5

CASH AND CASH EQUIVALENTS—end of year/period	34.0	44.6	153.5	116.7

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

1.	GENERAL

Sibanye Gold Limited (“Sibanye Gold” or the “Company”) is a South African focused gold producer, newly listed on the Johannesburg Stock Exchange (“JSE”) and New York Stock Exchange (“NYSE”), following the Spin-off by Gold Fields Limited (“Gold Fields”), of its wholly owned subsidiary, Sibanye Gold (previously GFI Mining South Africa Proprietary Limited (“GFIMSA”)). Sibanye Gold’s principal operations are the Kloof-Driefontein Complex (“KDC”) and Beatrix mines as well as a number of service company subsidiaries, collectively referred to as the “Group”. Prior to December 2011, the Group also included the South Deep gold mining operations, which was distributed to the Gold Fields group in December 2010 (refer to note 3).

The Gold Fields board of directors approved on November 21, 2012, and subsequently announced on November 29, 2012, the Spin-off of Sibanye Gold into an independent, publicly traded company. The Spin-off would result in Gold Fields distributing, on a pro rata basis, Sibanye Gold ordinary shares to Gold Fields shareholders and Gold Fields American Depositary Receipts (“ADR”) holders who held their shares or ADRs as at the record date for the Spin-off.

Sibanye Gold was a wholly owned subsidiary of Gold Fields for the years ended December 31, 2012 and 2011.

Included in current liabilities at December 31, 2012 is $1,996.3 million (2011: $2,614.8 million) owed by Sibanye Gold to GFL Mining Services Limited (“GFLMS”, a subsidiary of Gold Fields) (the “GFLMS loan”). As a result of the GFLMS loan, the Group’s total liabilities exceeded its total assets by $965.2 million and $1,325.2 million as of December 31, 2012 and December 31, 2011, respectively. In addition, the Group’s current liabilities exceeded its current assets by $2,001.3 million and $2,727.2 million, respectively, at those dates.

On February 1, 2013, Gold Fields subscribed for a further 731,647,614 shares in Sibanye Gold at a subscription price of $2,012 million (R17,246 million). Sibanye Gold used $1,996 million of the proceeds to repay the GFLMS loan (the share subscription and the repayment of the GFLMS loan, collectively referred to as the “Share subscription”). As a result of the Share subscription, the Group’s total assets exceeds its total liabilities.

Sibanye Gold began trading on February 11, 2013 on the JSE and the NYSE. The entire issued share capital of Sibanye Gold was spun off to existing Gold Fields shareholders on February 18, 2013, by way of a distribution in specie in accordance with Section 46 of the South African Companies Act and Section 46 of the South African Income Tax Act. The Sibanye Gold shares were spun off in a ratio of 1:1 with Gold Fields shares and resulted in Gold Fields’ shareholders holding two separate shares; a Sibanye Gold share as well as their original Gold Fields share. After the Spin-off Sibanye Gold is now a fully independent, publicly traded company with a new board of directors and management.

On February 18, 2013, Sibanye Gold refinanced all of its debt which existed under the Gold Fields group debt facilities, by drawing down under the R6.0 billion (US$700 million) term loan and revolving credit facilities obtained on November 28, 2012, as detailed in note 12.

The directors believe the Share subscription and the refinancing of all its debt, in conjunction with the cash-generated from operations and the remaining balance of the Company’s revolving credit facilities will enable the Company and the Group to continue to meet its obligations as they fall due.

Sibanye Gold’s consolidated statement of operations includes all costs incurred by the Group, including such costs incurred by Gold Fields on its behalf. Such costs were charged out to Sibanye Gold and are included in corporate expenditure (related party) in the consolidated statement of operations. These charges

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

represented a fair allocation for the respective periods and were based on actual costs incurred on the Group’s behalf and costs allocated to the Group based on relative time spent by Gold Fields employees related to the affairs of the Group.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or US GAAP, requires the Group’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; asset impairments (including impairments of goodwill, long-lived assets, and investments); valuation of share-based compensation; income taxes; valuation allowances for deferred tax assets; and reserves for contingencies and litigation.

The following are accounting policies used by the Group which have been consistently applied for all periods presented:

(b)	CONSOLIDATION: The Group’s financial statements include the financial statements of Sibanye Gold and its subsidiaries, and its share of results of investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, Sibanye Gold reviews its relationships with other entities to assess if Sibanye Gold is the primary beneficiary of a variable interest entity. If the determination is made that Sibanye Gold is the primary beneficiary, then that entity is consolidated from the date that Sibanye Gold was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective dates of disposal. Investments in companies which Sibanye Gold does not control, but where it has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

Inter-company transactions and balances are eliminated on consolidation. Gains or losses that arise from a change in the Group’s interest in subsidiaries or equity method investees’ are recognized in equity.

Any excess between the purchase price and the fair value of the attributable net assets of subsidiaries and associates at the date of acquisition is capitalized as goodwill.

(c) (i)	FOREIGN CURRENCY TRANSACTIONS: Foreign currency transactions are recorded at the prevailing exchange rate at the date of the transaction. Monetary assets and liabilities designated in foreign currencies are translated at the exchange rate ruling at period end. Gains and losses arising from these translations are recognized in net income or loss.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(ii)	FUNCTIONAL CURRENCY: The functional currency of the Group’s operations is the South African Rand. The translation differences arising as a result of converting the South African Rand to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of shareholder’s equity within Accumulated Other Comprehensive Income.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

The Group capitalizes all underground development costs to access specific ore blocks or other areas of the mine where such costs will provide future economic benefits as a result of establishing proven and probable reserves associated with a specific block or area of operations, even after the reef horizon may have been intersected with the development of the first specific ore block or area of the mine. All costs associated with the development of a specific underground block or area are capitalized until saleable minerals are extracted from that specific block or area. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

The costs incurred to access specific ore blocks or areas of the mine, which only provide an economic benefit over the period during which that ore block or area is being mined, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. Capitalized costs that provide an economic benefit over the entire mine life, such as the initial primary shaft in an underground complex, will continue to be attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves. Accessible proven and probable reserves, also referred to as “above infrastructure proven and probable reserves”, relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur.

Interest on borrowings incurred in respect of assets requiring a substantial period of time to prepare for their intended use is capitalized to the date on which the assets are substantially completed and ready for their intended use.

(ii)	LAND: Land is shown at cost and is not depreciated.

(iii)	MINERAL INTERESTS: Mineral interests represent mineral and surface use rights for parcels of land owned by the Group. Mineral interests and other tangible assets include acquired mineral use rights in production, and development. The amount capitalized related to mineral interests and represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Production stage mineral interests represent mineral interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. The Group’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use right changes from an exploration right to mining right upon the establishment of proven and probable reserves. The Group has the

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

(iv)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. Amortization and depreciation calculations are generally based on the Group’s most recent life-of-mine plan and annual above infrastructure reserve declarations as approved by the Gold Fields Board of Directors. However, if management becomes aware of significant changes in its above infrastructure reserves ahead of the scheduled updates, management would update its amortization and depreciation calculations and then subsequently notify the Gold Fields Board of Directors.

(v)	AMORTIZATION OF MINERAL INTERESTS: Mineral interests associated with production stage mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

(vi)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

Vehicles —20.0%

Computers —33.3%

Furniture and Equipment —10.0%

(vii)	MINING EXPLORATION: Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Group’s development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.

(viii)	IMPAIRMENT: The Group reviews and tests the carrying amounts of long-lived assets, which include development costs, when events or changes in circumstances suggest that the carrying amount may not be recoverable. For impairment purposes, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated is generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

If there are indications that an impairment may have occurred, the Group prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes and reflect:

•	estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

•	expected gold prices and currency exchange rates (considering historical and current prices, price trends and related factors);

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

•

expected future operating costs and capital expenditures to produce proven and probable gold reserves based on approved life-of-mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves, which include the expected cash outflows required to develop and extract the value beyond proven and probable reserves.

The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset, including goodwill, if any. If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. The Group records a reduction of a group of assets to fair value as a charge to net income or loss if discounted expected future cash flows are less than the carrying amount. The Group estimates fair value by discounting the expected future cash flows using a discount factor, adjusted for inflation, that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group’s mining assets.

(e)	INCOME TAXES: Deferred taxation is calculated on the comprehensive basis using the balance sheet (assets and liabilities) approach. Deferred tax liabilities and assets are recognized by applying expected tax rates to the temporary differences existing at each reporting date between the tax values and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The effect on deferred tax of any changes in tax rates is recognized in net income or loss during the period in which the change occurs.

The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilized capital allowances and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

The Group recognizes interest and penalties, if any, in net income or loss as part of the income tax expense.

The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f)	NON-CURRENT INVESTMENTS: Non-current investments comprise (i) monies in environmental trust fund; (ii) equity method investments; and (iii) investments in unlisted companies which are carried at their original costs as the directors believe that the original cost is not materially different from the fair value. Realized gains and losses are included in the determination of net income or loss.

Unrealized losses are included in the determination of net income or loss where it is determined that a decline, other than a temporary decline, in the value of the investment has occurred.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(g)	INVENTORIES: Inventories are valued at the lower of cost or market value. The Group’s inventories comprise consumable stores and are valued at average cost, after appropriate provision for surplus and slow moving items.

(h)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, bank overdraft, investments, receivables, related party receivables, derivative financial instruments, accounts payable and accrued liabilities, related party payables and long-term loans. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

(i)	HEDGING: The Group accounts for its hedging activities in accordance with Accounting Standards Codification, or ASC, guidance for derivative instruments and hedging activities.

Under ASC 815, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sale exemption. On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting.

Hedging activities are conducted in accordance with guidelines established by the Audit Committee which allow for the use of various hedging instruments.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in net income or loss, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in shareholders’ equity. Amounts deferred in shareholders’ equity are included in net income or loss in the same period during which the hedged firm commitment or forecasted transaction affects net income or loss.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under ASC 815 is deferred until settlement. Under these contracts, the Group must deliver a specified quantity of gold at a future date at a specified price to the contracted counter-party.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the statement of operations, under the caption entitled gains and losses on financial instruments. The fair value recognized on the balance sheet is included under the caption financial instruments.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge inception date and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(j)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(k)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at period end. Irrecoverable amounts are written off during the period in which they are identified.

(l)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(m)	REHABILITATION COSTS: ASC 410 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

Under ASC 410 the Group records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Group correspondingly capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased (accretion) to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Group will record a gain or loss if the actual cost incurred differs from the liability recorded.

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are expensed as incurred.

(n)	ENVIRONMENTAL TRUST FUNDS: Contributions are made to the Group’s trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the mines. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental trust funds is accounted for as investment income. The funds contributed to the trusts plus growth in the trust funds are included under investments on the balance sheet.

(o)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: The Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

Contributions to defined contribution funds are recognized in net profit or loss.

(ii)	POST-RETIREMENT HEALTH CARE COSTS: Medical coverage is provided through a number of schemes.

The Group has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities are unfunded and have been provided in full, calculated on an actuarial basis.

Valuation of these obligations is carried out annually by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

(iii)

SHARE-BASED COMPENSATION PLANS: Compensation costs recognized in the fiscal years ended December 31, 2012, December 31, 2011 and June 30, 2010 and the six-month period ended December 31, 2010 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

accordance with the original provisions of ASC 718, Stock- Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Stock-Based-Compensation.

(p)	REVENUE RECOGNITION: Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract, the pricing is fixed and determinable and collectability is reasonably assured. Sales revenue excludes value-added tax but includes the net income or loss arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts.

(q)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

(r)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(s)	DIVIDENDS DECLARED: Dividends proposed are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(t)	SEGMENT REPORTING: The Group is a gold mining company operating in South Africa. The business segments comprise geographical operations based on locations and operating units.

(u)	EARNINGS/(LOSS) PER SHARE: Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the period. Diluted earnings/(loss) per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings/(loss) per share.

(v)	DISCONTINUED OPERATIONS: A discontinued operation is a component of the Group that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations that can be clearly distinguished from the rest of the Group in terms of operations and cash flows or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Generally, a major line of business is a segment or business unit. Results from discontinued operations until the date of disposal are presented separately as a single amount in the consolidated statements of operations together with any gain or loss from disposal. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented. The financial information of discontinued operations is excluded from the respective captions in the consolidated statements of operations, cash flows and related notes for all years presented.

(w)	RECLASSIFICATIONS: Current deferred income and mining tax assets in 2011 have been reclassified from non-current deferred income and mining liabilities to conform to current year presentation. Management does not believe this reclassification materially impacts the 2011 financial statements.

(x)	RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Revenue recognition

In October 2009, the Accounting Standards Codification, or ASC guidance, related to revenue recognition: multiple-deliverable revenue arrangements was updated. The update specifies multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP requirements. It establishes a selling price hierarchy and requires significant expansion of disclosures relating to multiple-deliverable revenue arrangements. The amendments in this update are

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

effective prospectively for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

In April 2010, the ASC guidance related to revenue recognition: milestone method of revenue recognition was updated. The amendments provide guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

Fair value measurements

In January 2010, the ASC guidance related to fair value measurement: improving disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 (unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities) and Level 2 (Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly for substantially the full term of the asset or liability) fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. Except for presentation changes, the updated guidance did not impact the Group’s financial statements.

During May 2011, the ASC guidance related to fair value measurement: amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS was issued. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance, additional disclosure requirements to the financial statements or wording changes to align with IFRS. The Group adopted ASU 2011-04 in 2012. It will not have additional disclosure requirements to the financial statements. The updated guidance did not materially impact the Group’s financial statements.

Derivatives and hedging

During March 2010, the ASC guidance related to derivatives and hedging: scope exception related to embedded credit derivatives was updated. The amendments clarify the scope exceptions related to embedded credit derivatives. The amendments are effective from the first fiscal quarter beginning after June 15, 2010. The updated guidance did not impact the Group’s financial statements.

Compensation—stock compensation

During April 2010, the ASC guidance related to compensation – stock compensation: effect of denominating the exercise price of a share-based payment awarded in the currency of the market in which the underlying equity security trades was updated. The update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

those fiscal years, and interim periods within those fiscal years beginning on or after December 15, 2010. The updated guidance did not impact the Group’s financial statements.

Comprehensive income

During June 2011, the ASC guidance related to comprehensive income: presentation of comprehensive income was updated. The amendments provide an entity with the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The amendments eliminate the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The updated guidance impacted the order of the Group’s primary financial statements.

Recently issued accounting pronouncement not yet adopted

Balance sheet

During December 2011, the ASC guidance related to disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Group will implement the provisions of ASU 2011-11 as of January 1, 2013. The guidance is not expected to have an impact on the Group’s financial statements.

Other Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Other Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, or ASU No. 2013-02. The amendments in ASU No. 2013-02 require the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the income statement or in the notes, if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. As this guidance provides only presentation requirements, the adoption of this standard will not impact the Company’s results of operations, cash flows or financial position.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

3.	DISCONTINUED OPERATION

In December 2010, Sibanye Gold distributed 100% of its share holding in the South Deep operation (through its ownership of subsidiaries—Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings (Pty) Limited—which in turn owned 50% of South Deep each) to Newshelf 899 (Pty) Limited (“Newshelf”), a related entity and a wholly-owned subsidiary company of Gold Fields. The distribution was effected by way of a dividend in-specie to Newshelf. The distribution was a spin–off to Gold Fields, the majority shareholder in Sibanye Gold, and was accordingly accounted for at historical carrying amounts of the net assets of South Deep. The total distribution amounted to $2,949.7 million.

The distribution met both requirements of a discontinued operation, since the operations and cash flows of the South Deep operation (formerly presented as a segment) have been eliminated from the on-going operations of the Group as a result of the distribution and Sibanye Gold did not have any significant continuing involvement in the operation of South Deep after the distribution, and has been presented as such in these financial statements. Below is a summary of the results of the discontinued operation as well as the related assets and liabilities distributed.

	Six Months Ended	Fiscal Year Ended
	December 31, 2010	June 30, 2010
Product revenue	169.3	288.7
Costs	(185.8)	(314.4)

Loss before tax	(16.5)	(25.7)
Tax	4.8	(3.0)
Net loss	(11.7)	(28.7)

Property, plant and equipment	2,449.6	—
Goodwill	1,278.4	—
Non-current assets—other	10.0	—
Current assets	93.2	—
Current liabilities	(864.8)	—
Long-term liabilities	(16.6)	—

Net carrying value	2,949.7	—
Net asset value distributed	(2,949.7)	—

Profit on distribution	—	—

4.	FINANCE EXPENSE

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Related parties	—	(0.7)	(6.9)	(25.2)
Interest expense—other	(14.5)	(1.3)	(1.0)	(2.0)

	(14.5)	(2.0)	(7.9)	(27.2)

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

5.	INCOME AND MINING TAX BENEFIT/(EXPENSE)

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Current income taxes	(57.9)	(91.9)	(33.1)	(27.6)
Deferred income taxes	125.4	(75.6)	36.2	(56.7)

Total income and mining taxes	67.5	(167.5)	3.1	(84.3)

The Group’s income/(loss) before tax and share of equity investee’s profit is all generated in South Africa.

Mining tax on mining income, an income tax, is determined on a formula basis which takes into account the profit and revenue from mining operations during the year or period. Non-mining income is taxed at a standard rate. Deferred tax is provided at the estimated effective mining tax rate on temporary differences for mining operations and at the statutory rate for non-mining companies. The applicable tax rates are:

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Mining statutory rate	34.0%	43.0%	43.0%	43.0%
Non-mining income standard tax rate	28.0%	35.0%	35.0%	35.0%
Non-mining companies statutory rate	28.0%	28.0%	28.0%	28.0%
Major items causing the Group’s income tax provision to differ from the mining statutory rate were:
Tax on Income/(loss) before tax and share of equity investee’s profits at mining statutory rate	(96.4)	(216.5)	15.0	(104.1)
Rate adjustment to reflect company tax rates	0.7	25.4	3.9	10.6
Mining tax formula rate adjustment	34.5	37.8	10.4	16.6
Valuation allowance raised against deferred tax assets	(0.3)	—	(0.2)	(0.4)
Reversal of valuation allowance previously raised against deferred tax assets	—	1.4	—	—
Non taxable income/non deductible expenditure*	(10.0)	(17.4)	(81.2)	(10.8)
Deferred tax release on reduction of tax rate	139.1	—	61.5	—
Other	(0.1)	1.8	(6.3)	3.8

Income and mining tax benefit/(expense)	67.5	(167.5)	3.1	(84.3)

*	Non taxable income and non deductible expenditure comprises mainly stock-based compensation and dividend income. Included in the net amount of non taxable income of $81.2 million in the six months ended December 31, 2010 is the tax effect of $78.6 million related to the South African Equity Empowerment share-based compensation. There were no other individually significant amounts included in this line item.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Deferred income and mining tax liabilities and assets relate to the following:

	December 31, 2012	December 31, 2011
Deferred income and mining tax liabilities
Property, plant and equipment	559.1	707.7
Environmental trust funds	42.5	52.3
Other	1.8	2.5

Gross deferred income and mining tax liabilities	603.4	762.5

Provisions, including rehabilitation accruals	(60.0)	(63.9)
Tax losses	(5.6)	(5.1)

Gross deferred income and mining tax assets	(65.6)	(69.0)
Valuation allowance for deferred tax assets	5.1	5.1

Total deferred income and mining tax assets	(60.5)	(63.9)

Net deferred income and mining taxes	542.9	698.6

Classified	as follows:

	December 31, 2012	December 31, 2011
Long-term liabilities	556.1	710.1
Current assets	(13.2)	(11.5)

	542.9	698.6

The classification of deferred income and mining tax liabilities or assets as current or non-current is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of each balance sheet date presented. The valuation allowance relates to net operating loss carry-forwards for the entities below.

	December 31, 2012	December 31, 2011
Living Gold (Pty) Limited	4.8	3.9
Golden Oils (Pty) Limited	0.3	0.4
Golden Hytec Farming (Pty) Limited	—	0.3
Agrihold (Pty) Limited	—	0.5

	5.1	5.1

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The Group has tax loss carry forwards available for deduction against future income at its tax entities as follows:

	December 31, 2012	December 31, 2011
Estimated assessed tax losses:
Gold Fields Protection Services (Pty) Limited	1.8	—
Living Gold (Pty) Limited	17.1	14.1
Golden Oils (Pty) Limited	1.2	1.3
Golden Hytec Farming (Pty) Limited	—	1.1
Agrihold (Pty) Limited	—	1.9

	20.1	18.4

These future deductions are utilizable against income generated by the individual tax entity concerned and do not expire unless the tax entity ceases to commercially operate for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such, these deductions can only be utilized by the tax entities in which the deductions have been generated.

Tax years 2007 to 2011 are open for assessments. The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to 3 years after the assessments were issued. It is possible that the Group will receive assessments during the next twelve months, which may have an effect on unrecognised tax benefits. The Group cannot estimate the amounts of possible changes as a result of an assessment.

The Group does not have any unrecognised tax benefits for which it is reasonably possible the amount will significantly change within twelve months of the recognition date.

6.	EARNINGS/(LOSS) PER SHARE

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE
Income available to Sibanye Gold shareholder
Continuing operations	362.2	340.8	(28.0)	167.1
Discontinued operation	—	—	(11.7)	(28.7)

	362.2	340.8	(39.7)	138.4

Weighted average number of shares:
Basic and diluted	1,000	1,000	1,000	1,000
Dilutive shares	—	—	—	—

Diluted	1,000	1,000	1,000	1,000

Basic earnings/(loss) per share ($’000)
Continuing operations	362	341	(28)	167
Discontinued operation	—	—	(12)	(29)

Diluted earnings/(loss) per share ($’000)
Continuing operations	362	341	(28)	167
Discontinued operation	—	—	(12)	(29)

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	RECEIVABLES

	December 31, 2012	December 31, 2011
Product sale trade receivables	24.8	28.0
Other trade receivables	5.8	4.0
Value added tax	13.7	11.9
Payroll debtors	6.2	10.6
Prepayments	9.0	7.0
Other	5.7	3.8

	65.2	65.3

8.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2012	December 31, 2011
Cost	5,255.6	5,145.6
Accumulated depreciation and amortization	(3,188.4)	(3,055.4)

	2,067.2	2,090.2

Mining properties, mine development costs, mine plant facilities and mineral interests	2,019.3	2,049.7
Asset rehabilitation costs	30.2	21.3
Other non-mining assets	17.7	19.2

	2,067.2	2,090.2

Included in property, plant and equipment is:
— Cumulative capitalized interest, net of amortization of:	2.5	2.6
— Depreciation charge for the period on property, plant and equipment:	304.1	323.9

9.	RELATED PARTY RECEIVABLES

	December 31, 2012	December 31, 2011
Accounts receivable
Related party receivables	64.0	27.8

Loans
Gold Fields Group Services (Pty) Limited	—	25.4
GFO	—	20.9

	64.0	74.1

Refer to note 22 for details relating to related party balances. The loans are unsecured, interest free with no fixed terms of repayment.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

10.	NON-CURRENT INVESTMENTS

	December 31, 2012	December 31, 2011
Investments held by environmental trust funds (a)	155.3	152.1
Equity investee (b)	22.7	12.5
Unlisted	0.2	0.2

	178.2	164.8

(a) The environmental trust funds are irrevocable trusts under the Group’s control. The monies in the trusts are invested primarily in interest bearing short-term (money market), government and other corporate bond investments and the costs of these investments approximate their fair value. The investments provide for the estimated cost of rehabilitation during and at the end of the life of the Group’s mines. Although the asset is under the Group’s control, it is not available for the general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 14, “Provision for Environmental Rehabilitation”.

(b) Equity investee:

Rand Refinery (Proprietary) Limited (“Rand Refinery”) refines gold bullion and by-products. It acts as a refining agent on behalf of the Group’s operations (refer to note 22).

	December 31, 2012	December 31, 2011
Ownership	33.1%	33.1%
The carrying value of the equity investment in Rand Refinery:
Opening balance	12.5	9.9
Share of profits recognized	11.4	4.8
Translation	(1.2)	(2.2)

Closing balance	22.7	12.5

The market value of Rand Refinery is not readily determinable.

11.	ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2012	December 31, 2011
Trade payables	52.2	66.1
Accruals	83.8	69.1
Payroll and other compensation	21.2	25.7
Leave pay accrual	46.7	44.6
Other	2.5	4.8

	206.4	210.3

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

12.	SHORT-TERM AND LONG-TERM LOANS

	December 31, 2012	December 31, 2011
— Long-term Rand revolving credit facilities (a)	350.1	—
— Short-term Rand credit facilities (b)	142.4	—

Total long-term loans	492.5	—

(a) Long-term Rand revolving credit facilities

Sibanye Gold and GFO (collectively the “Borrowers”) entered into various revolving credit facilities with some of the major South African banks with tenors between three and five years. The purpose of these facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing borrowings.

The Borrowers were required to pay a commitment fee of between 0.65% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semi-annually in arrears.

In summary the facilities were:

—	a R1.0 billion ($116.7 million) revolving credit facility entered into on December 9, 2009 and maturing on June 30, 2013 at JIBAR plus 3.00%;

—	a R500.0 million ($58.3 million) revolving credit facility entered into on March 8, 2010 and maturing on March 10, 2013 at JIBAR plus 2.85%;

—

a R1.5 billion ($175.0 million) revolving credit facility entered into on May 6, 2009 and maturing on June 10, 2014 at JIBAR plus 2.95%. This facility was cancelled and replaced with a new R2.0 billion ($233.4 million) revolving credit facility on December 15, 2011 as detailed below; and

—	a R2.0 billion ($233.4 million) revolving credit facility entered into on December 15, 2011 and maturing on December 19, 2016 at JIBAR plus 1.95%.

Borrowings under these facilities were guaranteed by Gold Fields and certain of its subsidiaries: Gold Fields Holdings Company (BVI) Limited (“GF Holdings”), GFO, Gold Fields Orogen Holding (BVI) Limited (“Orogen”), Newshelf and Sibanye Gold.

These facilities were unutilised during the year ended December 31, 2011.

On various dates during 2012, Sibanye Gold drew down amounts totalling R2.0 billion ($244.3 million) under the R2.0 billion revolving credit facility. On October 24, 2012, Sibanye Gold drew down R500.0 million ($61.0 million) under the R500.0 million revolving credit facility. On November 16, 2012, Sibanye Gold drew down a further R500.0 million ($61.0 million) under the R1.0 billion revolving credit facility.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were R3.0 billion ($350.1 million) and at December 31, 2011 Rnil ($nil).

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Subsequent to year end, on February 18, 2013, these facilities were refinanced by drawing down under the Rand bridge loan facilities as detailed below. These facilities were also cancelled on February 18, 2013.

	December 31, 2012	December 31, 2011
Opening balance	—	—
Loan advanced	366.3	—
Translation	(16.2)	—

Closing balance	350.1	—

(b) Short-term Rand credit facilities

Sibanye Gold utilised uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements at KDC and Beatrix. The total draw downs were $149.0 million and $55.4 million, respectively, during the years ended December 31, 2012 and December 31, 2011. The total repayments were $nil and $55.4 million, respectively, during the years ended December 31, 2012 and December 31, 2011.

The outstanding borrowings of Sibanye Gold under these facilities at December 31, 2012 were $142.4 million and at December 31, 2011 $nil.

Subsequent to year end, on February 18, 2013, these facilities were refinanced by drawing down under the Rand bridge loan facilities as detailed below.

These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities were guaranteed by Gold Fields.

	December 31, 2012	December 31, 2011
Opening balance	—	—
Loan repaid	—	(55.4)
Loan advanced	149.0	55.4
Translation	(6.6)	—

Closing balance	142.4	—

(c) Rand bridge loan facilities

On November 28, 2012, Sibanye Gold entered into a R6.0 billion ($700.1 million) term loan and revolving credit facilities reducing to R5.0 billion ($583.4 million) as detailed below. The facilities comprise of a R2.0 billion ($233.4 million) revolving credit facility and a R4.0 billion ($466.7 million) term loan facility. The available revolving credit facility amount will reduce from R2.0 billion ($233.4 million) to R1.5 billion ($175.0 million) on the earliest of the date on which Sibanye Gold’s Board of Directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Spin-off, being February 18, 2014. Similarly, the term loan facility amount will reduce from R4.0 billion ($466.7 million) to R3.5 billion ($408.3 million) on the earliest of the date on which Sibanye Gold’s Board of Directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Spin-off, being February 18, 2014. The final maturity date of the facilities is 18 months after the Spin-off date of February 18, 2013.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The purpose of the Rand bridge loan facilities is to refinance Sibanye Gold’s debt as detailed above under the Long-term Rand revolving credit facilities and the Short-term Rand credit facilities on Spin-off, with the balance of the Rand bridge loan facilities to be used to fund Sibanye Gold’s on-going capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold has ceded all of its rights, title and interest in and to the Indemnity Agreement in favour of the lenders of the Rand bridge loan facility, jointly and severally, as security for its obligations under the facilities. The Indemnity Agreement is discussed in (d)(i) below. Sibanye Gold must lodge and register a security package for its obligations under the Rand bridge loan facilities within six months from the Spin-off if it is not released as a guarantor under the Notes (refer (d)(i)) at such point in time.

The Rand bridge loan facilities bear interest at JIBAR plus a margin of 3.00% per annum for 12 months after the Spin-off and 3.50% per annum for the last six months of the facilities. If Sibanye Gold is not released as a guarantor under the Notes within six months from the Spin-off, the margin will increase to 3.25% per annum for the six to 12 months period after Spin-off and 3.75% per annum for the last six months of the facilities. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

The facility was undrawn at December 31, 2012.

Subsequent to year end, on February 18, 2013, the Long-term Rand revolving credit facilities and the Short-term Rand credit facilities were refinanced by drawing down under these facilities.

(d) Borrowings guaranteed by Sibanye Gold

Sibanye Gold has not drawn from the following debt facilities but serves as guarantor for these facilities at December 31, 2012:

(i) $1 billion notes issue

On September 30, 2010, Orogen issued $1,000,000,000 4.875% guaranteed notes due on October 7, 2020 (“the Notes”). The interest is due and payable semi-annually on April 7 and October 7 in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye Gold, GFO and GF Holdings (collectively “the Guarantors”), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

An indemnity agreement (“the Indemnity Agreement”) has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold’s guarantee obligations under the Notes remain in place.

(ii) $1 billion syndicated revolving credit facility

On June 20, 2011, Sibanye Gold, Orogen and GFO entered into a $1 billion syndicated revolving loan facility with an option to increase the facility to $1.1 billion within six months from signing date. The option

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

to increase the facility to $1.1 billion was not exercised. The purpose of the facility was to refinance an existing facility, for general corporate purposes and working capital. The final maturity date of this facility was June 20, 2016.

The facility bore interest at LIBOR plus a margin of 1.20% per annum. Where the utilisation under the facility was greater than 33 1/3% and less than or equal to 66 2/3%, a utilisation fee of 0.20% per annum would be payable on the amount of utilisations. Where the utilisation under the facility was greater than 66 2/3%, a utilisation fee of 0.40% per annum would be payable on the amount of utilisations. Such utilisation fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.42% per annum.

Orogen was the only entity that has drawn down under this facility during December 31, 2011 and 2012.

The outstanding borrowings of Orogen under this facility at December 31, 2012 was $666.0 million and at December 31, 2011 $220 million.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

Subsequent to year end, on February 15, 2013, this facility was refinanced by Gold Fields by drawing down under their new facilities. Sibanye Gold was released as guarantor after the facility was cancelled on February 15, 2013.

(iii) $500 million syndicated revolving credit facility

On April 17, 2012, Sibanye Gold, Orogen and GFO entered into a $500 million syndicated revolving credit facility. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility was April 17, 2017.

The facility bore interest at LIBOR plus a margin of 1.60% per annum. Where the utilisation under the facility was less than or equal to 33 1/3%, a utilisation fee of 0.20% per annum would be payable on the amount of utilisations. Where the utilisation under the facility was greater than 33 1/3% and less than or equal to 66 2/3%, a utilisation fee of 0.40% per annum would be payable on the amount of utilisations. Where the utilisation under the facility was greater than 66 2/3%, a utilisation fee of 0.60% per annum would be payable on the amount of utilisations. Such utilisation fee was payable quarterly in arrears. The borrowers were required to pay a quarterly commitment fee of 0.56% per annum.

Orogen was the only entity that has drawn down under this facility during December 31, 2011 and 2012.

The outstanding borrowings of Orogen under this facility at December 31, 2012 were $104.0 million.

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

Subsequent to year end, on February 15, 2013, this facility was refinanced by Gold Fields by drawing down under their new facilities. Sibanye Gold was released as guarantor after the facility was also cancelled on February 15, 2013.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(e) Debt maturity

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2012 is tabulated below:

Maturity	December 31, 2012	December 31, 2011
later than one year and not later than two years	492.5	—

	492.5	—

$259 million of the $492.5 million has been reclassified to long term at December 31, 2012, even though they are considered short term under the Long-term Rand revolving credit facilities(a) and Short-term Rand facilities(b) as the Group had the ability to refinance these facilities as detailed in the Rand bridge loan facilities (c) prior to the issuance of the financial statements. The facilities were refinanced on February 18, 2012 (refer to note 24).

(f) Summary of guaranteed facilities

		December 31, 2012
		Total facilities	Utilised by		Total unutilised
			Sibanye Gold	Gold Fields[1]
Long-term Rand revolving credit facilities	(a)	408.4	350.1	—	58.3
$1 billion notes issue	(d)(i)	1,000.0	n/a	1,000.0	—
$1 billion syndicated revolving credit facility	(d)(ii)	1,000.0	—	666.0	334.0
$500 million syndicated revolving credit facility	(d)(iii)	500.0	—	104.0	396.0

		2,908.4	350.1	1,770.0	788.3

		December 31, 2011
		Total facilities	Utilised by		Total unutilised
			Sibanye Gold	Gold Fields[1]
Split-tenor revolving credit facility		500.0	—	500.0	—
Long-term rand revolving credit facilities	(a)	430.5	—	—	430.5
$1 billion notes issue	(d)(i)	1,000.0	n/a	1,000.0	—
$1 billion syndicated revolving credit facility	(d)(ii)	1,000.0	—	220.0	780.0

		2,930.5	—	1,720.0	1,210.5

[1]	Gold Fields group excluding Sibanye Gold and its subsidiaries
n/a	Not available to the Group

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

13.	RELATED PARTY PAYABLES

	December 31, 2012	December 31, 2011
Accounts payable:
Related party payables	4.4	36.8

Loans:
GFLMS	1,996.3	2,614.8
Other	—	1.5

	2,000.7	2,653.1

Refer to note 22 for details relating to related party balances and the repayment of the GFLMS loan as part of the Spin-off.

14.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make, in the future, expenditures to comply with environmental laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation.

	December 31, 2012	December 31, 2011
Asset retirement obligations
Opening balance	140.8	149.2
Addition to liabilities	11.8	5.3
Accretion of liability	14.3	13.8
Translation	(8.3)	(27.5)

Closing balance	158.6	140.8

The Group intends to finance the ultimate rehabilitation costs from the monies invested with the environmental trust fund, on-going contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure.

15.	PROVISION FOR POST-RETIREMENT HEALTH CARE COSTS

The Group is exposed to obligations for post-retirement health care costs. The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The Group makes contributions to these schemes on behalf of retired employees. The obligation was actuarially valued at December 31, 2012 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The following table sets forth the funded status and amounts recognized by the Group for post-retirement health care costs:

	December 31, 2012	December 31, 2011
Actuarial present value	2.1	2.1
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	2.1	2.1
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Post-retirement health care liability	2.1	2.1

The following is a reconciliation of the benefit obligation:

Opening balance	2.1	2.6
Service costs	0.3	0.1
Contributions paid	(0.1)	(0.2)
Translation	(0.2)	(0.4)

Closing balance	2.1	2.1

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumptions are:
— Health care cost inflation rate	7.50%	8.00%
— Discount rate	8.00%	8.75%
The net periodic benefit cost is explained as follows:
Service costs	0.3	0.1

Net periodic benefit cost	0.3	0.1

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 100 basis point (1%) change in assumed health care cost trend rates would have affected the aggregate of service and interest cost and consequently, the accumulated post-retirement health care benefit obligation as noted below:

	December 31, 2012	December 31, 2011
	1% increase in health care trend costs would have increased ($m):
— Aggregate service and interest costs	0.03	0.03
— Accumulated post-retirement health care benefit obligation	0.20	0.20

	1% decrease in health care trend costs would have decreased ($m):
— Aggregate service and interest costs	(0.01)	(0.01)
— Accumulated post-retirement health care benefit obligation	(0.20)	(0.20)

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	EMPLOYEE BENEFIT PLANS

(a) Retirement benefits

Contributions to the various retirement schemes are fully expensed during the period in which they are incurred. The cost of providing retirement benefits for the Company’s defined contribution plans for year ended December 31, 2012 was $62.8 million (fiscal year ended December 31, 2011: $65.8 million; six months ended December 31, 2010: $33.6 million; fiscal year ended June 30, 2010: $67.2 million). There are no post retirement defined benefit plans.

(b) Share option schemes

The Gold Fields group grants equity-settled instruments comprising share options and restricted shares to directors, certain officers and employees. Sibanye Gold participated in the GF Management Incentive Scheme, the Gold Fields Limited 2005 Share Plan and the Gold Fields Limited 2012 Share Plan up to the Spin-off from Gold Fields. All plans are equity-settled.

The Gold Fields Limited 2005 Share Plan: At the Gold Fields’ annual general meeting held on November 17, 2005, the shareholders approved The Gold Fields Limited 2005 Share Plan, or The 2005 Plan, under which employees, including executive directors, are compensated.

The 2005 Plan provides for two types of awards: performance vesting restricted shares, or PVRS, and performance allocated share appreciation rights, or SARS. The PVRS will only be released to participants and the SARS will vest three years after the date of the award and/or allocation of such shares. However, in respect of the PVRS, Company performance criteria need to be met in respect of awards to executives. The size of the initial allocation of SARS and PVRS is dependent on the performance of the participant at the time of allocation. The allocations under The 2005 Plan are usually made annually in March.

Details of the PVRS and SARS granted under this Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	$
Outstanding at July 1, 2009	4,018,411	1,671,870	111.44	13.83
Granted during the year	2,015,425	706,345	90.65	11.96
Exercised and released	(201,055)	—	—	—
Forfeited	(271,668)	(140,143)	107.66	14.20
Conditions for vesting not met	(421,039)	—	—	—
Transfers from the Gold Fields group	22,751	80,739	115.31	15.21

Outstanding at June 30, 2010	5,162,825	2,318,811	105.44	13.93
Granted during the period	31,105	11,950	101.48	14.21
Exercised and released	(288,108)	(8,167)	102.80	14.40
Forfeited	(385,842)	(303,191)	103.31	14.47
Transfers (to)/from the Gold Fields group	(232,118)	1,949,181	103.26	14.46

Outstanding at December 31, 2010	4,287,862	3,968,584	105.97	15.70
Granted during the period	1,324,161	455,542	119.17	16.51
Exercised and released	(1,321,403)	(540,135)	111.06	15.38
Forfeited	(333,574)	(213,455)	110.69	15.33
Transfers to the Gold Fields group	(666,971)	(2,458,758)	105.93	14.67

Outstanding at December 31, 2011	3,290,075	1,211,778	107.79	13.26
Exercised and released	(829,266)	(70,119)	105.98	12.94
Forfeited	(213,581)	(131,068)	116.62	14.24
Transfers to the Gold Fields group	(16,642)	(89,085)	106.21	12.97

Outstanding at December 31, 2012	2,230,586	921,506	106.82	12.46

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

During the year ended December 31, 2012, some share appreciation rights’ expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification was $nil. No share options were extended during the year end December 31, 2011.

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. The PVRS due to have vested in fiscal year ended June 30, 2009 did not meet the vesting conditions. None of the PVRS granted after June 30, 2009 were exercisable on December 31, 2012 and December 31, 2011.

At the time the 2005 Plan was first implemented, the release of PVRS was subject to, among other things, the Gold Fields’ relative performance on the Philadelphia XAU Index (“XAU Index”). In fiscal year ended June 30, 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly, instead of using the XAU Index, Gold Fields’ performance is therefore measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

The incremental fair value resulting from the modification amounted to $7.8 million which was expensed over the remaining vesting period of the restricted shares. In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. None of the SARS granted after June 30, 2009 were exercisable on December 31, 2012 and December 31, 2011. The average exercise price for SARS outstanding at December 31, 2012 and December 31, 2011 was R106.83 ($12.47) and R107.79 ($13.26) respectively. No further SARS allocations are being made under the Gold Fields Limited 2005 Share Plan following the introduction of the Employee Share Bonus Plan.

The following tables summarize information relating to the options outstanding at December 31, 2012 and December 31, 2011.

	Outstanding options at December 31, 2011
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	85.00 - 109.99	10.46 - 13.52	712,244	3.62	99.36	12.22
	110.00 - 134.99	13.53 - 16.6	499,554	4.51	119.82	14.74

Total			1,211,798	3.99	107.79	13.26

	Outstanding options at December 31, 2012
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	85.00 - 109.99	9.92 - 12.83	544,466	2.71	98.12	11.45
	110.00 - 134.99	12.84 - 15.75	371,110	4.13	119.13	13.90
	135.00 - 159.99	15.76 - 18.67	5,930	5.01	136.29	15.90

Total			921,506	3.30	106.83	12.47

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

GF Management Incentive Scheme: Prior to approval of The 2005 Plan, share options were available to executive officers and other employees, as determined by the Gold Fields Board of Directors under The GF Management Incentive Scheme. Options to purchase a total of 26,000 ordinary shares were outstanding under The GF Management Incentive Scheme as of December 31, 2012 none of which were held by the executives of Sibanye. The exercise prices of all outstanding options range between R89.80 and R140.66 per ordinary share and they expire between January 3, 2013 and July 1, 2013. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the ordinary shares on the JSE on the day immediately preceding the date on which the Board of Directors resolved to grant the option.

Each option may normally only be exercised by a participant on the following bases: (1) after two years have elapsed from the date on which the option was accepted by the participant, in respect of not more than one-third of the ordinary shares which are the subject of that option; (2) after three years have elapsed from the date on which the option was accepted by the participant, in respect of not more than a further one-third (representing two-thirds cumulatively) of the ordinary shares which are the subject of that option; and (3) after four years have elapsed from the date on which the option was accepted by the participant, in respect of all the ordinary shares which are the subject of that option, subject to revision by the Gold Fields Board of Directors. For so long as a person continues to work for the Gold Fields Group, options lapse seven years after the date of acceptance of the option by the participant. Options vest as soon as they are exercisable, and employees who leave the Gold Fields group have one year following their departure to exercise options which have vested. Options which are not yet exercisable are forfeited upon leaving employment, subject to exceptions relating to changes in control of Gold Fields and no fault termination of service as part of organizational restructuring.

The share option scheme may be amended from time to time by the Board of Directors and the trustees of the scheme in any respect (except in relation to amendments affecting: (1) the eligibility of participants under the scheme; (2) the formula for calculating the total number of ordinary shares which may be issued under the scheme; (3) the maximum number of options which may be acquired by any participant; (4) the option price formula; and (5) the voting, dividend and transfer rights attaching to options, which may only be amended through approval in a general meeting), provided that no such amendment shall operate to affect the vested rights of any participant.

The first allocations were made under The 2005 Plan in March 2006 and no further allocations will be made under The GF Management Incentive Scheme from that date.

For the convenience of the reader, the Rand amounts have been converted to U.S. dollars at the balance sheet rates for the respective fiscal years.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Details of the options granted under the GF Management Incentive Scheme are detailed below.

	Number of Options	Average option price
		Rand	$
Outstanding at July 1, 2009	823,730	79.03	9.81
Exercised and released	(351,420)	75.69	9.99
Forfeited	(64,648)	95.41	12.59

Outstanding at June 30, 2010	407,662	79.32	10.48
Exercised and released	(165,153)	76.70	10.74
Forfeited	(14,169)	106.31	14.89

Outstanding at December 31, 2010	228,340	79.54	11.78
Exercised and released	(147,136)	74.46	10.31
Forfeited	(14,100)	111.75	15.48

Outstanding at December 31, 2011	67,104	80.83	9.94
Exercised and released	(35,036)	64.82	7.91
Forfeited	(6,068)	97.97	11.96

Outstanding at December 31, 2012	26,000	98.42	11.48

In terms of the GF Management Incentive Scheme rules, options currently expire no later than seven years from the grant date. All of the outstanding options under this Scheme have vested and are therefore exercisable. The range of exercise prices for options outstanding at December 31, 2012 was R89.80 to R140.66. The range of exercise prices for options is wide primarily due to the fluctuation of the price of the Gold Fields stock over the period of the grants.

No further allocations are being made under the GF Management Incentive Scheme in view of the Gold Fields Limited 2005 Share Plan.

The following table summarizes information relating to the options outstanding at December 31, 2012 and December 31, 2011.

	Outstanding options at December 31, 2011
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	60.00 - 84.99	7.38 - 10.45	38,504	0.37	64.92	7.99
	85.00 - 109.99	10.46 - 13.52	19,200	0.86	89.80	11.05
	110.00 - 134.99	13.53 - 16.60	4,200	1.03	111.66	13.73
	135.00 - 159.99	16.61 - 19.68	5,200	1.16	140.66	17.30

Total			67,104	0.61	80.83	9.94

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Outstanding options at December 31, 2012
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	85.00 - 109.99	9.92 - 12.83	19,200	0.41	89.80	10.48
	110.00 - 134.99	12.84 - 15.75	4,200	0.04	111.66	13.03
	135.00 - 159.99	15.76 - 18.67	2,600	0.17	140.66	16.41

Total			26,000	0.33	98.42	11.48

These options will expire if not exercised at specific dates ranging from January 3, 2013 and July 1, 2013. Market prices of shares for which options were exercised during the year ended December 31, 2012 ranged from R63.65 to R111.66.

The Group used the Black Scholes Model to value the SARS. The inputs to the model for awards granted during the period were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Weighted average exercise price—Rand	—	119.17	93.89	90.84
Weighted average expected volatility*	—	46.4%	50.2%	52.0%
Expected term (years)	—	5.90	3.0 - 4.2	3.0 - 4.2
Historical dividend yield	—	1.70%	1.00%	1.00%
Weighted average risk free interest rate	—	6.90%	6.90%	7.90%
Weighted average fair value—Rand	—	51.66	55.06	43.80

The Group used the Monte-Carlo Simulation to value the PVRS. The inputs to the model for awards granted during the year were as follows:
Weighted average expected volatility*	—	64.1%	50.1%	50.4%
Expected term (years)	—	3.0	3.0	3.0
Historical dividend yield	—	1.70%	1.90%	1.40%
Weighted average risk free interest rate (based on U.S. interest rate)	—	0.20%	0.20%	0.20%
Weighted average fair value—Rand	—	206.27	191.38	155.78

*	Based on a statistical analysis of the historical share price on a weighted moving average basis for the expected term of the option

The Gold Fields Limited 2012 Share Plan: At the Gold Fields annual general meeting on May 14, 2012 Gold Fields shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The Plan provides for two methods of participation, namely the Performance Share (“PS”) Method and the Bonus Share (“BS”) Method. This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Gold Fields share owners.

The salient features of the Plan are:

•	PS and BS are offered to participants annually in March. Quarterly allocations of PS are also made in June, September and December on a pro rata basis to qualifying new employees. PS and BS are

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

performance-related shares, granted at zero cost ( the shares are granted in exchange for the rendering of service by participants to Gold Fields during the three year restricted period prior to the share vesting period);

•

based on the rules of the Plan, the actual number of PS which would be settled to a participant three years after the original award date is determined by Gold Fields’ performance measured against the performance of seven other major gold mining companies (“the peer group”) based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group. Furthermore, for PS awards to be settled to members of the Gold Fields Executive Committee, an internal Gold Fields performance target is required to be met before the external relative measure is applied. The internal target performance criterion has been set at 85% of the Gold Fields’ planned gold production over the three-year measurement period as set out in the business plans of Gold Fields and approved by the Gold Fields Board. In the event that the internal target performance criterion is met the full initial target award shall be settled on the settlement date. In addition, the Gold Fields Remuneration Committee has determined that the number of PS to be settled may be increased by up to 200% of the number of the initial target PS conditionally awarded, depending on the performance of Gold Fields relative to the performance of the peer group, based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group.

•

the performance that will result in the settlement of shares is to be measured by Gold Fields’ share price performance relative to the share price performance of the following peer gold mining companies, collectively referred to as “the peer group” (AngloGold Ashanti, Barrick Gold Corporation, GoldCorp Incorporated, Harmony Gold Mining Gold Fields, Newmont Mining Corporation, Newcrest Mining Limited and Kinross Gold Corporation), over the three year period.

•

the performance of the Gold Fields’ shares against the shares of the peer group will be measured for the three-year period running from the first business day of the month preceding the relevant allocation and award date;

•

based on the rules of the Plan, the actual number of BS which would be settled equally to a participant over a nine-month and a 18-month period after the original award date is determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

The below summary reflects instruments allocated to Sibanye Gold:

	Number of Performance shares	Number of Bonus shares
Outstanding at December 31, 2011	—	—
Granted during the period	1,638,684	489,748
Exercised and released	—	(216,715)
Forfeited	(73,889)	(16,582)
Transfers from the Gold Fields group	(27,412)	—

Outstanding at December 31, 2012	1,537,383	256,451

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The fair value of the above equity instruments granted during the period were valued using the Monte Carlo Simulation models:

The Group uses a future trading model to estimates the loss in value to the holders of the bonus shares (BS) due to trading restrictions. The actual valuation is developed using the Monte Carlo analysis of the future share price of Gold Fields. The inputs to the model for awards granted during the period were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Weighted average expected volatility*	29.4%	—	—	—

Expected term (months)	9 - 18	—	—	—

Historical dividend yield	2.70%	—	—	—

Weighted average risk free interest rate (based on South African interest rates)	5.50%	—	—	—

Weighted average fair value—Rand	115.74	—	—	—

The Group uses the Monte-Carlo Simulation to value the performance shares (PS). The inputs to the model for awards granted during the year were as follows:
Weighted average expected volatility*	36.5%	—	—	—

Expected term (years)	3.0	—	—	—

Historical dividend yield	1.60%	—	—	—

Weighted average risk free interest rate (based on U.S. interest rate)	0.70%	—	—	—

Weighted average fair value—Rand	162.41	—	—	—

*	Based on a statistical analysis of the historical share price on a weighted moving average basis for the expected term of the option

Vesting of PS is based on Gold Fields’ performance on the Philadelphia XAU Index (“XAU”) relative to the seven representative peers in the gold mining industry rather than all members of the index, because some members of the index are not purely gold mining companies or are small producers.

(c) South African Equity Empowerment Transactions

The South African Mining Charter requires mining entities to achieve a 26% ownership of South African mining assets by historically disadvantaged South Africans, or HDSA, by the year 2014.

In fiscal year ended June 30, 2004, Gold Fields implemented its first 15% Black Economic Empowerment, or BEE, transaction with Mvelaphanda, a BEE partner. During the six months ended December 31, 2010, Gold Fields implemented two empowerment transactions to comply with the 2014 BEE equity ownership targets. The value of these transactions was $182.1 million comprising of an employee share option plan, or ESOP, for an effective 10.75% indirect beneficial interest in GFIMSA and a broad-based BEE transaction for an effective 1.0% indirect beneficial interest in GFIMSA. For accounting purposes, these transactions qualify as share-based compensation costs. $10.8 million of the $182.1 million related to South Deep, which is included within discontinued operations.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Under the ESOP transaction, 13.5 million Gold Fields shares were issued to approximately 47,000 GFIMSA employees. These shares were valued on the grant date using the Gold Fields closing share price of R122.79 on December 22, 2010, adjusted by a marketability discount of 25.8% to reflect the value of the restrictions placed on these shares; that the eligible employees may not dispose of the shares until after 15 years from grant date. The cost of this once-off stock-based compensation was $171.9 million.

Under the broad-based BEE transaction, 0.6 million Gold Fields shares were issued to broad-based BEE partners on December 23, 2010. The share-based compensation cost, based on the Gold Fields closing share price of R118.51, was $10.2 million. These shares were not adjusted by a marketability discount because they had no trading restrictions.

(d) Sibanye Gold Limited 2013 Share Plan

On November 21, 2012 the shareholder of Sibanye Gold passed a resolution to approve and adopt for implementation the Sibanye Gold 2013 Share Plan (the “SGL Plan”) with effect from the date of listing in February 2013. This plan was implemented to replace the Gold Fields Limited 2012 Share Plan that Sibanye Gold’s employees participated in. The SGL Plan provides for two methods of participation, namely the Performance Share Method (“PS”) and the Bonus Share Method (“BS”). This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the shareholders.

The salient features of the Plan are:

•

PS and BS are offered to participants annually in March. Quarterly allocations of PS are also made in June, September and December on a pro rata basis to qualifying new employees. PS and BS are performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Group during the three-year restricted period prior to the share vesting period);

•

based on the rules of the SGL Plan, the actual number of PS which would be settled to a participant three years after the original award date is determined by the Company’s performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the Sibanye Gold share price compared to the basket of respective share prices of the peer group. Furthermore, for PS awards to be settled to members of the Executive Committee, an internal company performance target is required to be met before the external relative measure is applied;

•

the performance of the Company that will result in the settlement of shares is to be measured by the Company’s share price performance relative to the share price performance of peer gold mining companies to be determined by the Remuneration Committee over a three-year period;

•	the performance of the Company’s shares against the shares of the peer group will be measured for the three-year period running from the relevant award date;

•	BS are offered to participants annually in March; and

•

based on the rules of the SGL Plan, the actual number of BS which would be settled equally to a participant over a nine month and an 18-month period after the original award date is determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 35,309,563 of the total issued ordinary shares capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 3,530,956 of the Company’s total issued ordinary share capital.

The compensation cost related to awards to be granted in the future will mirror the costs that would have been expensed in future periods under the Gold Fields Limited Share Plans above. All Gold Fields shares will vest pro rata (“no fault termination” rules will apply). The proportionate unvested options under the Gold Fields Limited Share Plans on date of Spin-off will be replaced with Sibanye Gold shares to the equivalent value.

The value of the unvested options will be valued and adjusted at the volume weighted average share price (“VWAP”) of Gold Fields Limited 10 days prior to the listing of Sibanye Gold Limited. These options will be replaced with Sibanye Gold Limited 2013 share options to the equivalent value based on the Sibanye Gold VWAP three days prior to March 1, 2013.

17.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

Risk management activities

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Commodity price and currency risk

The market price of gold, denominated in U.S. dollars, exposes the Group to transaction and translation exposure from fluctuations in foreign currency exchange rate. Accordingly, the significant fluctuation in the price of gold affects the Group’s results. As at December 31, 2012 and 2011 there were no material foreign currency exposures. The Group does not currently hedge the exposure to commodity price and currency risk.

Concentration of credit risk

The Group’s financial instruments do not represent a concentration of credit risk as the Group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is approved by the Gold Fields Audit Committee and is applied under the supervision of the Gold Fields executive committee. Facilities requiring margin payments are not engaged.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of investments and financing activities, giving rise to interest rate risk. The Group does not currently hedge its exposure to interest rate risk.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximize returns while ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.

Fair value

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of receivables, related party receivables, accounts payable, related party payables and cash and cash equivalents are a reasonable estimate of their fair values due to the short-term maturity of such instruments. The investments in the environmental trust fund approximate fair value as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans approximate fair value as they are subject to market based floating rates.

The estimated fair values of the Group’s financial instruments are:

	December 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	34.0	34.0	44.6	44.6
Receivables	42.5	42.5	46.4	46.4
Related party receivables	64.0	64.0	74.1	74.1
Non-current investments	155.5	155.5	164.8	164.8

Financial liabilities
Long-term loans	492.5	492.5	—	—
Accounts payable and provisions	159.7	159.7	165.7	165.7
Related party payables	2,000.7	2,000.7	2,653.1	2,653.1

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2—Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•	Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The following table sets forth the Group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by Accounting Standard Codification (“ASC”) fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2012		December 31, 2011
	Environmental Trust Funds	Unlisted investments	Environmental Trust Funds	Unlisted investments
Level 1	125.3	—	113.1	—
Level 2	30.0	—	39.0	—
Level 3	—	0.2	—	0.2

	155.3	0.2	152.1	0.2

The Group investments held in environmental funds comprises interest-bearing short-term investments of which investments amounting to $125.3 million (2011: $113.1 million) are valued using quoted market prices and investments of $30.0 million (2011: $39.0 million) are valued using inputs other than quoted prices that are observable for the assets. There was no change in the fair value of unlisted investments at each balance sheet date.

Derivative contracts

There where no outstanding derivative contracts at each balance sheet date.

18.	ADDITIONAL CASH FLOW INFORMATION

(a) Supplemental cash flow disclosure

The income and mining taxes paid in the statement of cash flows represents actual cash paid. The following amounts of interest paid were included in net cash provided by operating activities:

	Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Interest paid	14.5	2.0	7.9	27.2

(b) Distribution of South Deep

Refer to note 3 on disclosures relating to the distribution of South Deep which was excluded from the statement of cash flows.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

19.	COMMITMENTS

	December 31, 2012	December 31, 2011
Capital expenditure—authorized
KDC	401.0	373.7
Beatrix	104.8	87.1
Other	0.8	0.4

	506.6	461.2

Capital expenditure—contracted for	59.7	49.3
Other guarantees	0.5	0.5

All the contracted capital expenditure as at December 31, 2012 and December 31, 2011 relates to obligations within the next 12 months. This expenditure primarily relates to hostel upgrades, mining activity and infrastructure for both periods.

Commitments will be funded from internal cash resources and borrowings as necessary.

Refer to note 12(f) for details relating to Gold Fields’ debt guaranteed by Sibanye Gold

20.	CONTINGENT LIABILITIES

World Gold Council

Gold Fields, which was the ultimate holding company of Sibanye Gold at December 31, 2012, is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including on-going costs on a three-year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, no claims have been made on Gold Fields.

Occupational health care services

The Group provides occupational healthcare services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. Any such increased cost has not yet been quantified. The Group is monitoring developments in this regard.

The principal health risks associated with Sibanye Gold’s mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye Gold’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise induced hearing loss (“NIHL”). The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is possible that such ruling could expose Sibanye Gold to claims

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Sibanye Gold were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Sibanye Gold’s results of operations and financial condition. In addition, Sibanye Gold may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On August, 21 2012, a court application was served on a group of respondents that included Sibanye Gold (the August Respondents). On December 21, 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye Gold, (the December Respondents and, together with the August Respondents, the Respondents) on 10 January 2013, on behalf of classes of mine workers, former mine workers and their dependants who were previously employed by, or who are currently employed by, amongst others, Sibanye Gold and who allegedly contracted silicosis and/or other occupational lung diseases (the “Classes”). The court application of August 21, 2012 and the court application of December 21, 2012 are together referred to below as the “Applications”.

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. The Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the Applications, Sibanye Gold has filed a notice of its intention to oppose the Applications and has instructed its attorneys to defend the claims. Sibanye Gold and its attorneys are engaging with the applicants’ attorneys in both applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Sibanye Gold must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, Sibanye Gold cannot quantify its potential liability from these actions.

Acid mine drainage

The Group has identified a risk of potential long-term Acid Mine Drainage (“AMD”) on certain of its operations. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. The Group has not been able to reliably determine the financial impact that AMD might have on the Group, however, the Group has adopted a proactive approach by initiating projects such as Liquid Gold (long-term water management strategy), and the identification of mine rehabilitation to focus on AMD risk management. The Group also conducts acid base accounting to obtain a more detailed understanding of where they key potential AMD risks are located at identified operations, thereby better informing appropriate long-term mitigation strategies.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

21.	LINES OF CREDIT

	December 31, 2012	December 31, 2011

The Group had unused lines of credit available amounting to:	788.3	1210.5

These unused lines of credit are shared with the Gold Fields group and after the Spin-off date the Group no longer has access to these lines of credit.

22.	RELATED PARTY TRANSACTIONS

Sibanye Gold entered into related party transactions with Rand Refinery, Gold Fields, Gold Fields Group Services (Proprietary) Limited (“Gold Fields Group Services”), GFLMS and other Gold Fields’ subsidiaries.

The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however in certain circumstances such as related party loans, the transactions are not at arm’s length.

Rand Refinery

Rand Refinery, in which Sibanye Gold holds a 33.1% interest, has an agreement with the Group whereby it refines all the Group’s gold production. NJ Holland, a director of Sibanye Gold up to December 31, 2012, was an alternate director of Rand Refinery and has held his directorship since September 30, 2008. Prior to this date, he had been a director of Rand Refinery since July 10, 2000. Sibanye Gold paid Rand Refinery $1.6 million, $1.7 million, $0.8 million and $1.3 million in refining fees for the fiscal years ended December 31, 2012 and 2011, six month period ended December 31, 2010 and fiscal year ended June 30 2010, respectively. Sibanye Gold received from Rand Refinery of $5,4 million during the six month period ended December 31, 2010. No dividends were received during the fiscal years ended December 31, 2012, December 31, 2011 and June 30, 2010

Gold Fields group

As indicated in note 1, Sibanye Gold was a wholly owned subsidiary of Gold Fields up to February 18, 2013. As indicated below, some transactions that were related-party transactions during the fiscal year might have stopped, been cancelled or settled or might continue as detailed below. Post the Spin-off, as described in note 1, Gold Fields and Sibanye Gold will continue to provide services to each other as described in a transitional services agreement. These services may include corporate functions and infrastructure support, purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, on a transitional basis for a period of up to 12 months after Spin-off.

The Group has a service level arrangement with Gold Fields Group Services which provides, amongst other services, payroll, procurement and payment services. Gold Fields Group Services, which accounts for the significant balance of related-party accounts receivable at 31 December 2012 and 2011 (refer to note 9), is a wholly owned subsidiary of Gold Fields. The accounts receivable balances represent the value of services paid for by the Group that is recoverable from Gold Fields Group Services.

The Group’s related-party accounts receivable balance of $64.0 million and $27.8 million at December 31, 2012 and 2011, respectively, consists of $15.9 million (2011: $16.3 million) owed by Gold Fields Group Services as discussed above; $33.9 million (2011:$1.6 million) owed by South Deep Mine; $6.9 million

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(2011: $1.3 million) owed by Abosso Goldfields Limited and $7.3 million (2011: $8.5 million) owed by a number of other subsidiaries of Gold Fields related to services provided by the Group.

Gold Fields Group Services charged a management fee (“corporate expenditure”) relating to the provision of corporate services such as financial reporting, treasury, tax and legal services, secretarial, technical services and human resources. Corporate expenditure costs are determined based on the time spent by the Gold Fields corporate staff on providing the above mentioned services to the Group. The amounts charged to the Group are reflected in the Statement of Operations as “Corporate expenditure (related party)” for each period presented.

At December 31, 2011 a significant portion of related party payables reflects amounts owing to GFO for the South Deep operation by the Group. As part of the service level agreement, the Group provides services related to South Deep’s working capital and capital requirements i.e. procurement, payroll and financial services. In order to fund these working capital and capital requirements, the Group draws down amounts on behalf of South Deep via the Gold Fields treasury department. The accounts payable at December 31, 2011 (refer to note 13) represent drawn amounts not yet expended on South Deep’s working and capital requirements.

GFLMS has a related party loan (refer note 13) with the Group at December 31, 2012 and 2011. This loan was unsecured, interest free and had no fixed terms of repayment. As detailed in the subsequent events note (refer note 24), this loan was repaid as part of the Spin-off.

Refer to note 12 for details of the debt guarantees between Sibanye Gold and the Gold Fields group. Also refer to note 3 for the distribution of the South Deep operation to Newshelf, a related party.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

23.	GEOGRAPHICAL AND SEGMENT INFORMATION

Sibanye Gold is primarily involved in gold mining in South Africa. The segment results have been prepared and presented based on management’s reporting format. Sibanye Gold prepares its financial records for management reporting purposes in accordance with International Financial Reporting Standards, or IFRS, and such IFRS information by segment is what Sibanye Gold’s chief operating decision maker reviews in allocating resources and making investment decisions. Sibanye Gold’s gold mining operations are managed and internally reported based upon the mining operations of: Kloof-Driefontein Complex, or KDC, (prior to July 1, 2010, Driefontein and Kloof divisions were reported as separate segments), the Beatrix division and the South Deep mine until its distribution in December 2010. The Group also has Corporate and services operations whose primary focus is servicing the Group’s mining operations. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

	Fiscal Year Ended December 31, 2012
	KDC	Beatrix	Corporate and other#	Group Consolidated- IFRS	Reclassifications	Reconciling items	Group Consolidated- U.S. GAAP
Statement of operations
Revenue	1,543.4	477.8	—	2,021.2	—	—	2,021.2
Operating costs	(1,005.7)	(321.9)	—	(1,327.6)	(4.0)	(7.3)	(1,338.9)

Operating profit	537.7	155.9	—	693.6	(4.0)	(7.3)	682.3
Amortization and depreciation	(209.1)	(77.1)	(2.3)	(288.5)	—	(15.6)	(304.1)

Net operating profit/(loss)	328.6	78.8	(2.3)	405.1	(4.0)	(22.9)	378.2
Other items as detailed in statement of operations	(49.8)	(9.4)	(3.5)	(62.7)	4.0	(1.7)	(60.4)
Royalties	(25.8)	(8.6)	—	(34.4)	—	—	(34.4)
Current taxation	(40.2)	(14.8)	(2.9)	(57.9)	—	—	(57.9)
Deferred taxation	71.4	29.1	2.0	102.5	—	22.9	125.4

Profit/(loss) after taxation	284.2	75.1	(6.7)	352.6	—	(1.7)	350.9

	December 31, 2012
	KDC	Beatrix	Corporate and other#	Group Consolidated- IFRS	Reconciling items	Group Consolidated- U.S. GAAP
Balance sheet
Total assets (excluding deferred tax assets)	2,126.3	313.1	(143.5)	2,295.9	153.4	2,449.3
Total liabilities (excluding deferred tax liabilities)	740.8	(26.8)	2,224.9	2,938.9	(67.3)	2,871.6
Deferred tax liability/(asset)	379.2	110.3	(3.8)	485.7	57.2	542.9
Capital expenditure	296.2	80.4	2.7	379.3	—	379.3

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Fiscal Year Ended December 31, 2011
	KDC	Beatrix	Corporate and other#	Group Consolidated- IFRS	Reclassifications	Reconciling items	Group Consolidated- U.S. GAAP
Statement of operations
Revenue	1,745.6	555.4	—	2,301.0	—	—	2,301.0
Operating costs	(1,032.2)	(333.6)	—	(1,365.8)	(26.2)	(1.8)	(1,393.8)

Operating profit	713.4	221.8	—	935.2	(26.2)	(1.8)	907.2
Amortization and depreciation	(230.4)	(71.2)	(2.2)	(303.8)	—	(20.1)	(323.9)

Net operating profit/(loss)	483.0	150.6	(2.2)	631.4	(26.2)	(21.9)	583.3
Other items as detailed in statement of operations	(56.1)	(11.2)	1.3	(66.0)	26.2	—	(39.8)
Royalties	(35.5)	(4.6)	—	(40.1)	—	—	(40.1)
Current taxation	(88.5)	(0.3)	(3.1)	(91.9)	—	—	(91.9)
Deferred taxation	(39.7)	(43.4)	(0.2)	(83.3)	—	7.7	(75.6)

Profit/(loss) after taxation	263.2	91.1	(4.2)	350.1	—	(14.2)	335.9

	December 31, 2011
	KDC	Beatrix	Corporate and other#	Group Consolidated- IFRS	Reconciling items	Group Consolidated- U.S. GAAP
Balance sheet
Total assets (excluding deferred tax assets)	1,714.5	225.0	332.9	2,272.4	197.6	2,470.0
Total liabilities (excluding deferred tax liabilities)	414.2	(103.5)	2,819.4	3,130.1	(33.5)	3,096.6
Deferred tax liability/(asset)	471.6	145.6	(1.9)	615.3	83.3	698.6
Capital expenditure	318.6	84.6	1.6	404.8	—	404.8

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	Six Months Ended December 31, 2010
	KDC	Beatrix	Corporate and other#	Group Consolidated- IFRS	Reclassifications	Reconciling items	Group Consolidated- U.S. GAAP	Discontinued Operation- U.S GAAP basis
	Continuing operations
Statement of operations
Revenue	814.3	259.1	—	1,073.4	—	—	1,073.4	169.3
Operating costs	(533.6)	(172.8)	—	(706.4)	(30.5)	1.1	(735.8)	(126.2)

Operating profit	280.7	86.3	—	367.0	(30.5)	1.1	337.6	43.1
Amortization and depreciation	(122.5)	(36.9)	2.0	(157.4)	0.0	(9.4)	(166.8)	(35.7)

Net operating profit/(loss)	158.2	49.4	2.0	209.6	(30.5)	(8.3)	170.8	7.4
Profit on distribution of South Deep	—	—	638.5	638.5	—	(638.5)	—	—
Other items as detailed in statement of operations	(148.9)	(47.7)	(32.1)	(228.7)	30.5	—	(198.2)	(23.0)
Royalties	(11.8)	(1.3)	0.0	(13.1)	—	—	(13.1)	(0.9)
Current taxation	(20.5)	(0.4)	(12.2)	(33.1)	—	—	(33.1)	0.0
Deferred taxation	33.7	(7.9)	(3.9)	21.9	—	19.8	41.7	4.8

Profit/(loss) after taxation	10.7	(7.9)	592.3	595.1	—	(627.0)	(31.9)	(11.7)

#	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

	Fiscal Year Ended June 30, 2010
	KDC	Beatrix	Corporate and other#	Group Consolidated- IFRS	Reclassifications	Reconciling items	Group Consolidated- U.S. GAAP	Discontinued Operation- U.S GAAP basis
	Continuing operations
Statement of operations
Revenue	1,384.1	424.7	—	1,808.8	—	—	1,808.8	288.7
Operating costs	(957.4)	(299.9)	—	(1,257.3)	(2.8)	1.7	(1,258.4)	(221.1)

Operating profit	426.7	124.8	—	551.5	(2.8)	1.7	550.4	67.6
Amortization and depreciation	(187.6)	(71.5)	(2.1)	(261.2)	—	(17.1)	(278.3)	(62.9)

Net operating profit/(loss)	239.1	53.3	(2.1)	290.3	(2.8)	(15.4)	272.1	4.7
Other items as detailed in statement of operations	(26.1)	(6.4)	11.5	(21.0)	2.8	(9.2)	(27.4)	(29.9)
Royalties	(6.9)	(0.7)	0.0	(7.6)	—	0.0	(7.6)	(0.5)
Current taxation	(29.4)	(0.3)	10.2	(19.5)	—	0.0	(19.5)	—
Deferred taxation	(41.9)	(18.6)	(2.1)	(62.6)	—	2.9	(59.7)	(3.0)

Profit/(loss) after taxation	134.8	27.3	17.5	179.6	—	(21.7)	157.9	(28.7)

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

24.	Notes to the reconciliation of segment information to the historical financial statements

The following provides a breakdown of the reconciling items for each line item presented

		Fiscal Year Ended		Six Months Ended	Fiscal Year Ended
		December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Operating costs
Provision for rehabilitation	(d)	(7.3)	(1.8)	1.1	1.7

Amortization and depreciation
Business combination—acquisition of Kloof during the formation of Original Gold Fields	(a)	(4.0)	(5.6)	(2.7)	(5.3)
Business combination—acquisition of Driefontein during the formation of Gold Fields	(b)	(13.6)	(15.3)	(7.7)	(14.6)
Provision for rehabilitation	(d)	2.0	0.8	1.0	2.9
Amortization—capitalized interest	(e)	—	—	—	(0.1)

Net Increase in amortization		(15.6)	(20.1)	(9.4)	(17.1)

South Deep
Profit on distribution of South Deep	(c)	—	—	(638.5)	—

Other items as detailed in the statement of operations		(1.7)	—	—	(9.2)

		December 31, 2012	December 31, 2011
Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(d)	(44.4)	(33.5)
Debt guarantee in respect of a group company	(g)	(22.9)	—

		(67.3)	(33.5)

Total assets
Business combination—formation of Original Gold Fields	(a)	64.9	72.4
Business combination—formation of Gold Fields	(b)	131.9	152.4
Provision for rehabilitation	(d)	(42.7)	(26.5)
Amortization—Interest capitalised	(e)	(0.2)	(0.1)
Interest capitalization	(e)	2.7	2.8
Investments in affiliates	(f)	(3.2)	(3.4)

Net increase in assets		153.4	197.6

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Notes to the reconciliation of segment information to the historical financial statements

(a) Business combination—acquisition of Kloof during the formation of Original Gold Fields

For management reporting purposes, the formation of Original Gold Fields was accounted for as a uniting-of-interests. Under U.S. GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets and liabilities acquired from Gencor and outside shareholders as a purchase.

(b) Business combination—acquisition of Driefontein during the formation of Gold Fields

For management reporting purposes, the difference between the purchase price and net asset value of acquired assets that arose on this transaction was set-off against shareholders’ equity. Under U.S. GAAP, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life.

(c) South Deep

For management reporting purposes, the South Deep distribution was not disposed off at carrying values resulting in recognition of the amount in excess of the net asset in net income or loss. Under U.S. GAAP, transactions involving dividend in-specie is accounted for akin to transactions under common control, at historical carrying values. Therefore, there was no excess over the net asset value of South Deep operation recognized in net income or loss.

(d) Provision for rehabilitation

Revisions to the asset retirement obligation

For management reporting purposes, all changes in the carrying amount of the obligation are recognized as an increase or decrease in the carrying amount of the associated capitalized retirement cost. Due to differences in the capitalized retirement cost between management reporting and U.S. GAAP, differences could arise. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for U.S. GAAP.

In addition, the current discount rate is applied to measure the retirement obligation for management reporting purposes. Under U.S. GAAP any decreases in the asset retirement obligation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing asset retirement obligation, and should be measured at the historical discount rate used to measure the initial asset retirement obligation.

Amortization of rehabilitation asset

For reasons discussed above, the rehabilitation asset’s carrying value for management reporting purposes is different to that under U.S. GAAP, which results in a different amortization charge.

(e) Interest capitalization

For management reporting purposes, borrowing costs are capitalized to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

than funding the operations of the Group. Historically under U.S. GAAP, total outstanding debt financing was taken into account in calculating the amount of borrowing cost to be capitalized. The difference arise from the amortization of the historical difference that was capitalized.

(f) Investments in equity investees

For management reporting purposes an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to fiscal 2003. Under U.S. GAAP this investment was accounted for under the equity method since acquisition.

(g) Debt guarantee in respect of parent’s debt

For management reporting purposes, a financial guarantee liability is recognized for the debt guarantee provided by the Group to its parent or another subsidiary of that parent’s debt issuers. Under U.S. GAAP, a guarantee by a subsidiary of the debt owed to a third party by either its parent or another subsidiary of that parent is not recognized.

25.	SUBSEQUENT EVENTS

There were no events that could have a material impact on the financial results of the Group after December 31, 2012, except for the Share subscription, the repayment of the GFLMS loan and the Spin-off from Gold Fields, all as detailed in note 1.

In addition, as detailed in note 12, Sibanye Gold refinanced all of its debt which was under Gold Fields group debt facilities on February 18, 2013, by drawing down under the Rand bridge loan facilities. As of February 18, 2013, the Gold Fields group is not guaranteeing any debt of Sibanye Gold, similarly Sibanye Gold has been released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye Gold will remain a guarantor under the Notes.

Schedule 1—Valuation and Qualifying Accounts

Valuation allowances on deferred tax assets

($ in millions unless otherwise noted)

	December 31, 2012	December 31, 2011	December 31, 2010	June 30, 2010
Continuing operations:
Opening balance	5.1	7.9	6.9	6.1
Charged to costs and expenses	0.3	—	0.2	0.4
Deduction	—	(1.4)	—	—
Foreign currency translation	(0.3)	(1.4)	0.8	0.4

Closing balance	5.1	5.1	7.9	6.9

Discontinued operation:
Opening balance	—	—	118.3	103.7
Charged to costs and expenses	—	—	—	7.9
Deduction	—	—	(11.7)	—
Distribution of South Deep	—	—	(108.60)	—
Foreign currency translation	—	—	2.0	6.7

Closing balance	—	—	0.0	118.3

Total closing balance (continuing and discontinued)	5.1	5.1	7.9	125.2

S-1