Form 20-F
period 2013-12-31
Sibanye Gold Ltd
filed 2014-04-29
CIK 1561694

As filed with the Securities and Exchange Commission on April 29, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa.

011-27-11-278-9600

(Address of principal executive offices)

With copies to:

Charl Keyter

Chief Financial Officer

Sibanye Gold Limited

Tel: 011-27-11-278-9700

Fax: 011-27-11-278-9863

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of  Company Contact Person)

and

Thomas B. Shropshire, Jr.

Linklaters LLP

Tel: 011-44-20-7456-3223

Fax: 011-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report 735,079,031 ordinary shares of no par value each

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

Large accelerated filer   ☒                 Accelerated filer   ☐                 Non-accelerated filer   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is a annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	NA

2	Offer statistics and expected timetable	NA	NA

3	Key information

	(a) Selected Financial Data	Further Information—Key Information	80-82

	(b) Capitalisation and indebtedness	NA	NA

	(d) Risk factors	Further Information—Risk Factors	83-98

4	Information on the Company

	(a) History and Development of the Company	Explanatory Note	vi

		Reporting Parameters	2

		Overview of the Organisation—Group Overview	4

		Strategic Accountable Leadership—Chief Executive’s Report	15

		Strategic Accountable Leadership—Corporate Governance Report	39

		Reports—Directors’ Report—Profile	62

		Reports—Directors’ Report—Significant Announcements	62-63

		Administrative Details—Administrative and Corporate Information	78

		Further Information—Operating Financial Review and Prospects—Capital Expenditures	104

	(b) Business Overview	Overview of the Organisation—Group Overview	4-7

		Overview of the Organisation—Business Model	8-9

		Strategic Accountable Leadership—Chief Executive’s Report	15-21

		Strategic Accountable Leadership—Engaging with Stakeholders	22-25

		Strategic Accountable Leadership—Opportunities and Risks	33-37

		Sustainability—Social Capital	50-51

		Sustainability—Natural Capital	52-53

i

Item	Form 20-F Caption	Location in this document	Page

		Reports—Directors’ Report—Profile	62

		Reports—Directors’ Report—Review of Operations	62

		Further Information—Key Information	80-82

		Further Information—Environmental and Regulatory Matters	141-149

		Further Information—Additional Information—Acquisitions	175-177

	(c) Organizational structure	Further Information—Operating and Financial Review and Prospects—Organizational Chart	134

	(d) Property, plant and equipment	Organizational Overview—Group Overview—Sibanye’s Operations	5

		Sustainability—Sustainability Summary	44-45

		Sustainability—Natural Capital—Land Management	53

		Sustainability—Operational Review	54-59

		Further Information—Operating and Financial Review and Prospects—Capital Expenditure	104

		Further Information—Operating and Financial Review and Prospects—Depreciation and Amortization	110

		Further Information—Environmental and Regulatory Matters	141-149

		Consolidated Financial Statements—Note 8: Property, Plant and Equipment	F-25

4A	Unresolved staff comments	None

5	Operating and financial review and prospects

	(a) Operating results	Further Information—Operating and Financial Review and Prospects—Results of Operations	105-121

	(b) Liquidity and capital resources	Further Information—Operating and Financial Review and Prospects—Liquidity and Capital Resources	121-124

		Further Information—Operating and Financial Review and Prospects—Credit Facilities and other Capital Resources	124-128

	(c) Research and development, patents and licences, etc	NA	NA

	(d) Trend information	Further Information—Operating and Financial Review and Prospects—Trend and Outlook	134

Item	Form 20-F Caption	Location in this document	Page

	(e) Off-balance sheet arrangements	Further Information—Operating and Financial Review and Prospects—Off Balance Sheet Items	130

	(f) Tabular disclosure of contractual obligations	Further Information—Operating and Financial Review and Prospects—Contractual Obligations and Commitments as of December 31, 2013	129

	(g) Safe harbour	Forward-Looking Statements	x

6	Directors, senior management and employees

	(a) Directors and senior management	Strategic Accountable Leadership—Directors and Management	26-32

	(b) Compensation	Reports—Remuneration Report	68-73

	(c) Board practices	Strategic Accountable Leadership—Corporate Governance Report	39-43

		Reports—Audit Committee Report	60-61

		Reports—Remuneration Report	68-73

	(d) Employees	Organizational Review—Group Overview	6

		Strategic Accountable Leadership—Chief Executive’s Report—A Volatile Labour Relations Environement	20-21

		Sustainability—Sustainability Summary	44

		Sustainability—Human Capital	46-49

	(e) Share ownership	Reports—Remuneration Report—Share Ownership of Directors and Prescribed officers	72

		Consolidated Financial Statements—Note 15: Employee Benefit Plans	F-34-F-42

7	Major Shareholders and Related Party Transactions

	(a) Major shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	150

		Administrative Details—Shareholders’ Information—Beneficial Shareholders Holding of 3% or more	75

	(b) Related party transactions	Further Information—Major Shareholders and Related Party Transactions—Related Party Transactions	151-153

	(c) Interests of experts and counsel	NA	NA

Item	Form 20-F Caption	Location in this document	Page

8	Financial information

	(a) Consolidated statements and other financial information	Further Information—Financial Information—Dividend Policy and Dividend Distributions	154

		Reports—Directors’ Report—Litigation	66

	(b) Significant Changes	NA	NA

9	The Offer and Listing

	(a) Offer and listing details	Further Information—The Offer and Listing	155-156

	(b) Plan of distribution	NA	NA

	(c) Markets	Further Information—The Offer and Listing	155-156

	(d) Selling shareholders	NA	NA

	(e) Dilution	NA	NA

	(f) Expenses of the issue	NA	NA
10	Additional information

	(a) Share capital	NA	NA

	(b) Memorandum and articles of association	Further Information—Additional Information—Memorandum of Incorporation	157

	(c) Material contracts	Further Information—Additional Information—Material Contracts	157-160

	(d) Exchange controls	Further Information—Additional Information—South African Exchange Control Limitations Affecting Security Holders	168-169
		Further Information—Environmental and Regulatory Matters—Exchange Controls	148-149

	(e) Taxation	Further Information—Additional Information—Taxation	169-175

	(f) Dividends and paying agents	NA	NA

	(g) Statement by experts	NA	NA

	(h) Documents on display	Further Information—Additional Information—Documents on display	175

	(i) Subsidiary information	NA	NA

11	Quantitative and qualitative disclosures about market risk	Further Information—Quantitative and qualitative disclosures about market risk	178-180

12	Description of securities other than equity securities

Item	Form 20-F Caption	Location in this document	Page

	(a) Debt securities	NA	NA

	(b) Warrants and rights	NA	NA

	(c) Other securities	NA	NA

	(d) American depositary shares	Further Information—Additional Information—American Depositary Shares	160-168

13	Defaults, dividend arrearages and delinquencies	NA	NA

14	Material modifications to the rights of security holders and use of proceeds	NA	NA

15	Controls and procedures	Further Information—Controls and Procedures	181-182

16A	Audit Committee Financial Expert	Further Information—Audit Committee Financial Expert	183

16B	Code of ethics	Strategic Accountable Leadership—Corporate Governance Report	39

16C	Principal accountant fees and services	Further Information—Principal Accountant Fees and Services	184

16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	None

16F	Change in registrant’s certifying accountant	NA	NA

16G	Corporate governance	Further Information—Corporate Governance	185

16H	Mine safety disclosure	NA	NA

17	Financial statements	NA	NA

18	Financial statements	Consolidated Financial Statements	F-1-F-58

19	Exhibits	Exhibits	II-1-II-2

v

EXPLANATORY NOTE

On February 18, 2013, the board of directors of Gold Fields Limited, or Gold Fields, completed the separation of its wholly-owned subsidiary, Sibanye Gold Limited, or Sibanye (formerly known as GFI Mining South Africa, or GFIMSA), into an independent, publicly traded company, or the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye ordinary share for every one Gold Fields share (whether held in the form of shares, American depositary receipts, or ADRs, or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on February 15, 2013, in terms of section 46 of the South African Companies Act No. 71 of 2008, or the Companies Act and section 46 of the Income Tax Act. The board of directors of Gold Fields passed the resolution necessary to implement the Spin-off on December 12, 2012, Sibanye shares listed on the JSE Limited, or JSE, and on the New York Stock Exchange, or NYSE, on February 11, 2013. As of February 18, 2013, or the Spin-off date, Gold Fields and Sibanye were independent, publicly traded companies and with separate public ownership, boards of directors and management.

Notwithstanding the foregoing, one member of the Sibanye board of directors, or the Board, also sits on the board of directors of Gold Fields. GFIMSA (now Sibanye) was incorporated in South Africa as a wholly-owned subsidiary of Gold Fields on December 12, 2002.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Historical Consolidated Financial Statements

Sibanye is a South African company and all of our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand and our annual financial statements will be prepared in accordance with International Financial Reporting Standards, or IFRS, as prescribed by law. We also prepare annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. Except as otherwise noted, the financial information included in this annual report has been prepared in accordance with U.S. GAAP, and descriptions of critical accounting policies refer to accounting policies under U.S. GAAP.

For Sibanye’s financial statements, unless otherwise stated, balance sheet item amounts are translated from Rand to U.S. dollars at the exchange rate prevailing on the date that it closed its accounts for the fiscal year ended December 31, 2013 (Rand 10.34 per $1.00 as of December 31, 2013), except for specific items included within shareholder’s equity and the statements of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and statements of operation item amounts are translated from Rand to U.S. dollars at the weighted average exchange rate for each period (Rand 9.60 per $1.00 for the fiscal year ended December 31, 2013).

In this annual report, we present the financial items “total cash costs”, “total cash costs per ounce” and “total cash cost per kilogram” which have been determined using industry standards promulgated by the Gold Institute and are not U.S. GAAP measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. While the Gold Institute provided definitions for the calculation of total cash costs, the calculation of total cash costs per ounce and the calculation of total cash cost per kilogram may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See “Key Information—Selected Historical Consolidated Financial Data—Footnote 1”.

In this annual report, we also present the financial items “operating costs”, “total All-in sustaining cost” and “total All-in cost”.

The operating costs metric has been determined by Sibanye on the basis of internally developed definitions and is not a U.S. GAAP measure. We define operating costs as production costs (exclusive of depreciation and amortization) plus corporate expenditure and employment termination costs.

New cost measures, namely “All-in sustaining cost”, “All-in cost”, “All-in sustaining cost per ounce”, “All-in cost per ounce” and “All-in cost per kilogram”, were introduced mid-year by the World Gold Council, or the Council. Despite not being a current member of the Council, Sibanye adopted the principles prescribed by the Council. The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organization. The

Council has worked with its member companies to develop a metric that expands on U.S. GAAP measures such as cost of goods sold and currently accepted non-U.S. GAAP measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this new metric.

All-in sustaining cost, All-in cost, All-in sustaining cost per ounce, All-in cost per ounce and All-in cost per kilogram metrics are intended to provide additional information only and do not have any standardized meaning prescribed by U.S. GAAP and should not be considered in isolation or as alternatives to production costs, income before tax, net income, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. Operating costs, total All-in sustaining cost, total All-in cost, All-in sustaining cost per ounce, All-in cost per ounce and All-in cost per kilogram as presented in this annual report may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in IFRS. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. See “Key Information—Selected Historical Consolidated Financial Data—Footnote 2.”

The audited consolidated financial statements of Sibanye as at and for the fiscal years ended December 31, 2013 and 2012, or the Audited Consolidated Financial Statements have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye and all of its subsidiaries, or the Sibanye Gold Group. For the fiscal years ended December 31, 2012 and 2011, this information was consolidated by Gold Fields. In addition, the Audited Consolidated Financial Statements include historical charges from Gold Fields. The Audited Consolidated Financial Statements have been prepared on a historical cost basis, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value, and inventories, which are measured at the lower of net realizable value or cost.

Market Information

This annual report includes industry data about Sibanye’s markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Sibanye and its advisors have not independently verified this data.

In addition, in many cases statements in this annual report regarding the gold mining industry and Sibanye’s position in that industry have been made based on internal surveys, industry forecasts, market research, as well as Sibanye’s own experiences. While these statements are believed by Sibanye to be reliable, they have not been independently verified.

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to “we”, “us” and “our” refer to Sibanye and the Sibanye Gold Group, as applicable.

In this annual report, all references to “fiscal 2014” are to the fiscal year ending December 31, 2014, all references to “fiscal 2013” are to the audited fiscal year ended December 31, 2013, all references to “fiscal 2012” are to the audited fiscal year ended December 31, 2012 and all references to “fiscal 2011” are to the audited fiscal year ended December 31, 2011.

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

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining proceeds. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms.

In this annual report, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz”, or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t.” All references to “tons”, “tonnes” or “t” in this annual report are to metric tons.

This annual report contains references to the “lost time injury frequency rate” at each Sibanye operation. The lost time injury frequency rate at each operation includes any injury occurring in the workplace where, at any subsequent time, the injured employee is unable to attend a full shift due to the injury.

In this annual report, “R”, “Rand” and “rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$”, “U.S.$”, “U.S. dollars” and “dollars” refer to United States dollars and “U.S. cents” refers to subunits of the U.S. dollar.

Conversion Rates

Certain information in this annual report presented in Rand has been translated into U.S. dollars. Unless otherwise stated, the conversion rate for these translations is R10.34 per $1.00 which was the closing rate on December 31, 2013. By including the U.S. dollar equivalents, Sibanye is not representing that the Rand amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportIunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	overall economic and business conditions in South Africa;

•	the ability to achieve anticipated cost savings at existing operations;

•	the occurrence of labor disruptions and industrial actions;

•	changes in the market price of gold and uranium;

•	the occurrence of hazards associated with underground and surface gold and uranium mining;

•	the occurrence of work stoppages related to health and safety incidents;

•	changes in relevant government regulations, particularly environmental, tax, health and safety regulations and potential new legislation affecting mining and mineral rights;

•	our ability to realize the benefits of the Spin-off;

•	unforeseen costs and expenses related to the separation and our operation as an independent entity;

•	the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of our facilities and overall cost of funding;

•	the manner, amount and timing of capital expenditures made by us on existing mines, or other initiatives;

•	fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;

•	political or social instability affecting South Africa;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

•	the success of exploration and development activities;

•	the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental health and safety issues; and

•	power disruption and cost increases.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

x

Integrated Report 2013

Sibanye Gold Integrated Report  1

2  Sibanye Gold Integrated Report

reporting parameters

SCOPE OF REPORT

This report provides shareholders with an overview of the context, performance and objectives of its business; the resources and capacity it has at its disposal and how these are used to deliver value for a broad range of stakeholders. In determining what to report, Sibanye has identified those financial and non-financial issues that are most important to the sustainability of the Group and its stakeholders.

The Group has its ordinary shares listed on the Main Board of the JSE Limited (JSE) in terms of its stock exchange licence and its American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE). The Group reports in compliance with the JSE Listing Requirements, the reporting requirements of the U.S. Exchange Act of 1934 (Exchange Act), the International Financial Reporting Standards (IFRS), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, the South African Companies Act, 2008 (Act No 71 of 2008) (the Companies Act), the Code of and Report on Governance Principles for South Africa (King III) and in terms of Industry Guide number 7 promulgated by the Securities and Exchange Commission, (SEC). For the purposes of reporting on Form 20-F, the Group also prepares financial statements in accordance with U.S. GAAP. See “Presentation of Financial and Other Information.”

The financial information included in this annual report has been prepared in accordance with U.S. GAAP.

contents
2	REPORTING PARAMETERS	Scope of report
4	OVERVIEW OF	Group overview
8	ORGANISATION	Business model
10		Performance against objectives
12	STRATEGIC ACCOUNTABLE	A perspective from the Chair
15	LEADERSHIP	Chief Executive’s report
22		Engaging with stakeholders
26		Directors and management
33		Opportunities and risks
38		Report of the Social and Ethics Committee
39		Corporate Governance Report
44	SUSTAINABILITY	Sustainability summary
46		Human capital: people-related matters, safety and health performance
50		Social capital: SLPs and CSI/LED
52		Natural capital: environmental performance
54		Operational review
60	REPORTS	Audit Committee Report
62		Directors’ Report
67		Share capital statement
68		Remuneration Report
74	ADMINISTRATIVE DETAILS	Shareholders information
75		Shareholders’ diary
76		Glossary of terms and acronyms
78		Administrative and corporate information

Overview of the organisation	Strategic accountable leadership	Sustainability	Reports	Administrative details

Sibanye Gold Integrated Report  3

OVERVIEW OF THE ORGANISATION GROUP OVERVIEW

group overview

WHY SIBANYE?

The word ‘Sibanye’ means ‘we are one’ in the isiXhosa language.

Sibanye owns and operates high quality gold operations in South Africa – consolidated into one Group with one vision and strategy. People are its most important asset and its workforce is skilled and experienced. The long-term success of Sibanye as a business and as a responsible corporate citizen is dependent on all stakeholders working together as one.

OVERVIEW OF THE ORGANISATION

Sibanye is an independent, South African domiciled and focused mining Group, which currently owns and operates three underground and surface gold operations, namely the Driefontein Operation (Driefontein) and the Kloof Operation (Kloof) in the West Witwatersrand region and the Beatrix Operation (Beatrix) in the southern Free State. In addition to its mining activities, the Group owns and manages significant extraction and processing facilities at its operations, which beneficiate the gold bearing ore mined.

Sibanye is the largest individual producer of gold from South Africa and is one of the world’s 10 largest gold producers. In 2013, the Group produced 44,474kg or 1.43Moz of gold at an average all-in cost of R355,320/kg (US$1,151/oz) and invested R2.9 billion in capital at its operations. At 31 December 2013, Sibanye held gold reserves of 19.7Moz, 46% higher than in 2012. Uranium reserves of 43.2Mlb were also declared.

In 2013, the Group entered into an agreement with Gold One International Limited (Gold One) to acquire its West Witwatersrand Cooke underground and surface operations (Cooke) and made an offer to acquire 100% of Witwatersrand Consolidated Resources Limited (Wits Gold), a JSE and Toronto Stock Exchange (TSX) listed gold and uranium exploration company with significant gold resources in South Africa. These acquisitions will increase Sibanye’s annual gold production, enhance existing operational flexibility and provide Sibanye with the potential to significantly extend its operating life.

SHAREHOLDERS

Sibanye is headquartered close to Westonaria, in the Gauteng province, near its West Wits operations. The Group’s primary listing is on the JSE, trading under the share code SGL, where it has been included as a member of the JSE’s Socially Responsible Investment (SRI) index in 2013. The Group also has a secondary listing of American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE), which trade under the ticker code SBGL. Each ADR is equivalent to four ordinary shares.

At 31 December 2013, Sibanye had an issued share capital of 735,079,031 shares (1,000,000,000 authorised) and a market capitalisation of approximately R9.0 billion (US$874 million). On 22 April 2014, Sibanye’s market capitalisation had risen to R19.2 billion (US$1,877 million).

The Group has a diverse shareholder base, which at 31 December 2013 predominantly comprised institutional investors located in South Africa (45%) and the United States of America (36%).

The Group has a 100% free float and its three largest institutional shareholders (holding 34.8% of the Group) at 31 December 2013 were Allan Gray Proprietary Limited (14.7%), Investec Asset Management Holdings Proprietary Limited (14.2%) and Van Eck Associates Corporation (5.9%). The successful acquisition of the Cooke operations from Gold One will result in Gold One holding a 17% interest in Sibanye after the conclusion of the transaction.

4  Sibanye Gold Integrated Report

PRODUCTS AND MARKETS

Sibanye mines, extracts and processes gold ore to produce a beneficiated product, doré. The doré is then further refined at Rand Refinery Proprietary Limited (Rand Refinery) into gold bars with a purity of at least 99.5%, in accordance with the Good Delivery standards as determined by the London Bullion Market Association (LBMA). The refined gold is then sold on international markets. Sibanye holds a 33% interest in Rand Refinery, one of the largest global refiners of gold, and the largest in Africa. Rand Refinery markets gold to customers around the world.

Sibanye’s primary direct customers are bullion banks acting as intermediaries in the gold market.

Sibanye’s gold sales are predominantly in US dollars. Although this exposes the Group to transaction and translation exposure from fluctuations in foreign-currency exchange rates, Sibanye does not generally hedge this exposure. It may do so in specific circumstances, such as to protect cash flows at times of significant capital expenditure, for financing projects or to safeguard the viability of higher-cost operations.

SIBANYE’S OPERATIONS

Overview of the organisation

Sibanye Gold Integrated Report  5

OVERVIEW OF THE ORGANISATION GROUP OVERVIEW

group overview continued

OWNERSHIP STRUCTURE

PEOPLE

At the end of 2013, Sibanye employed 36,274 people; 33,773 of whom were permanent employees (93% permanent employees) and 2,501 (7%) contractors. Employees are drawn from local communities in the regions in which the Group operates (25.0%), from other regions in South Africa (44.4%) and from other southern African countries (30.6%).

Sibanye’s experienced Board is largely comprised of independent non-executive directors, and is chaired by an independent non-executive Chairman. The highly experienced management team has more than 150 years’ combined experience in the South African mining industry.

Sibanye is committed to becoming a fully transformed South African mining Group and its approach is guided by the Broad Based Socio-economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter). In 2004, Gold Fields Limited (Gold Fields) undertook a black economic empowerment (BEE) transaction, transferring an amount equivalent to 15% of its equity from Sibanye, formerly GFI Mining South

Africa Proprietary Limited, to Mvelaphanda Gold Proprietary Limited (Mvelaphanda Gold). In 2010, effective interest of 10% was allocated to an Employee Share Ownership Plan (ESOP) and another 1% in an empowerment deal. At the end of 2013, 32,219 employees were participants in the ESOP.

Sibanye recognises that it has a diverse workforce. It is committed to meeting the targets required by the Mineral and Petroleum Resources Development Act, 2002 (Act No 28 of 2002) (MPRDA) and its associated Mining Charter, including the appointment of historically disadvantaged South Africans (HDSAs) in management positions and employing women in core mining positions in the Group. Sibanye has invested significantly in empowering HDSAs and women at all levels, particularly in leadership roles.

6  Sibanye Gold Integrated Report

SUSTAINABILITY LEADERSHIP

Pursuant to the separation of the Group from Gold Fields in February 2013, Sibanye is developing and finalising specific policies and procedures relating to its sustainability practices. These policies and practices will form an integral part of the management of the Group.

Sibanye is guided by the spirit of transformation as defined in the MPRDA and Mining Charter.

All transactions relating to BEE, finalised under Gold Fields, are still applicable to Sibanye. In this regard, Sibanye believes it has transferred equity equivalent to 26% to BEE entities, constituting 15% Mvelaphanda Gold, 10% ESOP and 1% transformation shares.

The Board is responsible for sustainability but has delegated specific responsibility for oversight of various sustainability issues to the Audit Committee, the Safety, Health and Sustainable Development Committee, and the Social and Ethics Committee.

Apart from the Safety, Health and Sustainable Development Committee where the Chief Executive Officer (CEO) is also a member, all the Board committees are composed exclusively of independent non-executive directors.

‘Sibanye provides jobs for 36,274 people.’

Overview of the organisation

Sibanye Gold Integrated Report  7

OVERVIEW OF THE ORGANISATION BUSINESS MODEL

business model

8  Sibanye Gold Integrated Report

Overview of the organisation

Sibanye Gold Integrated Report  9

OVERVIEW OF THE ORGANISATION PERFORMANCE AGAINST OBJECTIVES

performance against objectives

SCORECARD 2013: PERFORMANCE AGAINST OBJECTIVES

Objective	KPIs	Performance in 2013
Safe, profitable production	• FIFR • LTIFR • Productivity • Margin	Safety performance improved – fatal injury frequency rate (FIFR) reduced by 41% and lost-time injury frequency rate (LTIFR) by 11% Safety statistics approaching global benchmarks
Sibanye won most South African industry safety awards on offer in 2013
Initial productivity gains from organisational restructuring support sustainable production levels in long-term
Total headcount reduced by 14%; contractors reduced by 37%; contractors comprised only 7% of workforce
Arrest declining production profile	• Production • Tons (t) mined and milled • Gold produced	Turnaround successful; ore milled increased by 12% and gold production by 17%
Increased focus on operational perfomance and quality of mining
Gradual shift to shallower mining and extended life of mine (LoM) facilitated by acquisitions
Reverse increasing cost trends, reduce paylimits and increase margins	• All-in cost • Total cash cost • Margin	Combined corporate and regional structures
Removed layers of management at the operations
Reduced spans of control by separating KDC into Kloof and Driefontein
Introduced new operating model – multi-disciplinary, empowered teams
Flattened organisational structures to ensure more experience and higher levels of skill closer to the face
Rightsized the support services function
All-in cost reduced by 21% to US$1,151/oz
Optimise capital and increase flexibility	• Debt	Reduced gross debt by over 50%
	• Capex	Restructured debt on more favourable terms and without restrictions
	• Reserves and Resources	Optimised allocation of capital – increased development rates
Reinvesting in ore reserve development (ORD)
Ongoing assessment of potential to safely mine secondary reef resources, remnant areas and pillars
Gold reserves increased by 6Moz – maintain higher production levels for longer
4Moz gold and 43Mlb uranium unlocked in West Wits tailings storage facilities (TSFs) as a result of the proposed acquisition of the Cooke Operations
Future of Beatrix secured by acquisition of Wits Gold
Improve and embed relationships, as well as management focus	• Employee turnover	Implement service level contracts
	• Maintain mining licences	Win the hearts and minds of employees by re-establishing direct communication channels
Invest in skills development and transformation
Deliver on Mining Charter requirements
Deliver value-accretive consolidation opportunities	• Added value extends the life of operations	Enhancing acquisitions with cash flow and earnings Strategic acquisitions are consistent with strategy to extend operational life

10  Sibanye Gold Integrated Report

Overview of the organisation

Sibanye Gold Integrated Report  11

STRATEGIC ACCOUNTABLE LEADERSHIP A PERSPECTIVE FROM THE CHAIR

a perspective from the chair

I am extremely proud to report back to our stakeholders on a very successful period since the listing of Sibanye in February 2013. In our maiden year of operation as an independent company, Sibanye has delivered an operating and financial performance which has exceeded the expectations of many market observers.

The company has undergone radical change and it is heartening to see how the Sibanye workforce has embraced the new strategy and outlook for the Group. The enthusiasm and commitment to this new future is apparent in the relatively seamless manner in which the new operating model and organisational structures have been implemented. This is reflected in the first-rate operating results the Group has produced. Sibanye has achieved and, in many instances, exceeded the targets it set at the beginning of the year and delivered on a number of its longer-term goals earlier than expected. The fact that this has been achieved in a year of considerable change, against a backdrop of global economic uncertainty and a volatile labour environment in South Africa, is remarkable.

Importantly, these results have not been achieved at the expense of safety, which is a key priority for Sibanye. All of the safety indicators Sibanye measures continued to improve in 2013 and Sibanye will continue to strive towards its goal of zero harm.

The gold-mining industry experienced one of the most challenging years in over a decade in 2013. Indications of economic recovery in developed markets, most notably in the US in the early part of the year, and suggestions that the US Fed would begin tapering its quantitative easing programme, sparked significant liquidation of professional gold holdings in exchange traded funds (ETFs) and other more speculative gold investment vehicles. The impact on the gold price of this sudden and unprecedented liquidation of professional holdings was exacerbated by weak demand for gold at the time. The Indian government, historically the largest global consumer imposed import tariffs on gold and significantly reduced demand from that market. While a total free fall was avoided due to increasing demand for bullion and jewellery in China as the price declined, this was insufficient to absorb the level of sales from professional holdings. As a result, over the course of 2013, the dollar gold price declined by approximately 27% from US$1,655/oz at 31 December 2012 to US$1,205/oz at 31 December 2013.

Sales of gold from professional holdings appear to have moderated in 2014 while the gold price has stabilised, supported by continued strength in bullion and jewellery demand, largely from China. The outlook, however, remains uncertain and the dollar price of gold will continue to be driven by a number of exogenous factors in 2014. The most probable scenario is one of continued price volatility within a defined trading range, most likely lower on average than that which prevailed in 2013.

12  Sibanye Gold Integrated Report

In South Africa, the gold mining industry was shielded from the full impact of the lower dollar gold price by the weak rand, which depreciated by 20% relative to the US dollar during the year. As a result the average gold price received was flat year-on-year at approximately R435,000/kg. While this provided welcome relief for the South African gold producers, there remains a longer-term risk of increased inflationary cost pressures linked to the weaker currency.

The positive currency effect aside, the South African gold industry has, however, had to contend with a number of country-specific issues, most notably the uncertain and volatile labour environment, which continues to pose a significant risk to the future sustainability of the industry.

The tragic events at Marikana in August 2012 resulted in the rapid rise to prominence of the Association of Mineworkers and Construction Union (AMCU) and a fundamental change to the organised labour dynamic in the South African mining industry. With the emergence of AMCU came the inter-union rivalry with the historically dominant National Union of Mineworkers (NUM), which fuelled uncertainty and complicated the biennial wage negotiations between the gold industry and the representative unions in 2013. The rivalry prolonged the negotiations for close to a year before they drew to an uneasy conclusion in March 2014.

Fortunately operational disruptions during the wage-negotiation period were minimal and, while many issues remain unresolved, relative stability has returned to the sector.

It is clear that the South African mining sector has to adjust to working with multiple stakeholders going forward. The current hostile industrial-relations climate is not sustainable. This means that constructive dialogue between industry and labour must continue in the interests of the sustainability and growth of the sector.

It is also vital that all stakeholders, including government and affected communities, use the time between wage discussions to engage with industry – outside of and decoupled from emotive wage negotiations – to address other crucial issues of importance to the industry and all South Africans. These include, inter alia, issues such as the declining productivity and profitability of the industry and social issues related to the historic migrant-labour system, including employee indebtedness and living conditions in the communities close to our mines.

Sibanye is a proudly South African gold-mining company, and its future success is intimately associated with that of the broader South African economy. We are optimistic that, in

‘Constructive dialogue between industry and labour must continue in the interests of sustainability and growth of the sector.’

Strategic accountable leadership

Sibanye Gold Integrated Report  13

STRATEGIC ACCOUNTABLE LEADERSHIP A PERSPECTIVE FROM THE CHAIR

a perspective from the chair continued

an accommodative environment, this industry can prosper and continue to play an important role in the future of South Africa. The South African gold industry provides meaningful employment, is a critical consumer of goods and services that support a significant number of enterprises which supply the mining industry and, increasingly is being required to shoulder a greater socio-economic and developmental burden in the country.

In this regard, it has been pleasing to note the intervention of the Minister of Finance and the Department of Mineral Resources (DMR) in wage negotiations in 2013. It is also important to highlight the leadership role the Deputy President played in the establishment of the Peace Accord, which suggests that the South African government acknowledges the important role of the gold industry in our economy.

The industry and country require stability and certainty in order to attract capital investment necessary for development and long-term growth, which is essential if the industry is to sustain and create employment and assist government in addressing some of the broader socio-economic problems facing the country. A more cooperative and collaborative approach from all stakeholders will be crucial in achieving this.

The year 2014 marks the 10th anniversary of the promulgation of the South African Mineral and Petroleum Resources Development Act (MPRDA) – the legislation that defines and regulates the transformation of the South African mining industry. This anniversary brings with it a review of industry compliance with the transformational requirements of the Mining Charter. There is still significant uncertainty, which has not been adequately addressed by the recent amendments to the MPRDA, and Sibanye and the industry look forward to receiving further guidance from the DMR on how the sector should continue to grow and transform. From our side, we are optimistic that we have met all our obligations by ensuring that all our operations are properly empowered and our workforce and management sufficiently representative.

Other areas of concern include the continued inability of Eskom, the state power utility, to ensure consistent or sufficient power for the needs of the country. The gold-mining industry is an energy-intensive industry and sub-optimal power delivery is of grave concern to all operators of deep-level mines – not only because of the potential impact on the profitability and longer-term sustainability of the mines but also because of the significant risk that power outages pose to its employees. Sibanye is pro-actively exploring alternative sources of energy in order to mitigate the risk and reduce the demand load on Eskom.

As the Chief Executive Officer (CEO), Neal Froneman has stated publicly, on many occasions, our employees are our most important asset, and Sibanye recognises the importance of its employees as key stakeholders in the business and their important role in ensuring its profitability and longevity. The Company embraced transformation as a business imperative. The Company has defined and adopted as its core values: commitment, accountability, respect and enabling (or a CARE) culture. Sibanye has begun to roll out the CARE model and will embed these values as part of a new, more holistic safety health and wellness strategy in 2014. We expect this strategy to deliver further safety improvements in future as the Group works towards its goal of zero harm in the workplace.

I would like to congratulate Neal, his management team and their colleagues at Sibanye on achieving such stellar operating results and managing to convincingly and sustainably turn around operations that many industry commentators had written off. I am confident that Neal and his team will continue to build on the solid base of 2013 for the benefit of all stakeholders and develop Sibanye into a globally competitive and admired, proudly South African mining company.

Lastly, I am fortunate to have the support of a diverse and vastly experienced Board. While this Board has only been incorporated relatively recently, it has been pleasing to see the level of commitment, genuine interest in the business and valuable contribution that my fellow directors have already made. Following the listing, we welcomed Zola Skweyiya, Barry Davison, Nkosemntu Nika, Tim Cumming and Sue van der Merwe as independent non-executive directors of Sibanye. We expect that Chris Chadwick and Robert Chan, representing Gold One, will also join the Board once the acquisition of Cooke has been concluded. The mix of operational, technical, financial and commercial knowledge and experience is a distinct advantage for a young and dynamic company like Sibanye.

In the year ahead, we will continue to develop Sibanye into a model mining company. We believe Sibanye’s solid governance principles and operational expertise lay a solid foundation for this Company to deliver superior returns to shareholders, while holding significant attraction for a host of other stakeholders too.

Sibanye: We are one!

Sello Moloko

Chairman

29 April 2014

14  Sibanye Gold Integrated Report

STRATEGIC ACCOUNTABLE LEADERSHIP CHIEF EXECUTIVE’S REPORT

chief executive’s report

INTRODUCTION

The purpose of this Integrated Report is to provide stakeholders with relevant information about Sibanye, including a review of its operational and financial performance during the period; its governance and values; its prospects and the challenges it faces; and its business strategy, which is focused on maintaining strong operational performance and value-accretive growth in order to deliver and sustain long-term, superior value creation for our shareholders in the form of dividends and appreciation in the share price.

On listing in February 2013, the primary strategic objectives contemplated for Sibanye’s first year as an independent company were:

•	to restore operational credibility to its mature mines;
•	to unlock the value contained in the West Wits Tailings Storage Facilities;
•	to secure the longer-term future of Beatrix; and
•	to deliver on our strategic intent to be the benchmark dividend yield vehicle in the gold sector globally.

These objectives have substantially been achieved in 2013 and a strong platform has been laid as the basis for continuing high performance and business growth in 2014.

The operational turnaround delivered in Sibanye’s first 11 months as an independent company has proven the quality and potential of its operations and largely restored its operational credibility.

We are confident that the solid operational base delivered in 2013 is sustainable and that the Group is well positioned to deliver on its strategic goals, not only in the short-term, but over a significantly longer period than envisaged in the LoM that we inherited at the beginning of 2013.

Notable highlights during the period include:

•	Successfully implementing a new operating model and flatter, more efficient operating structures. This has already had a positive impact on costs and production at the operations. As we anticipated at the beginning of the year, I can confidently say that we have arrested the declining-production and increasing-cost trends that have plagued these assets for many years.

•	Strong free cash flow generation, despite a declining dollar gold price and rising costs, has enabled repayment of R2.2bn of debt, which was inherited on unbundling. This allowed Sibanye to pay a robust dividend to shareholders, positioning us as a benchmark dividend yield company in the sector.

•	Successfully extending the lives of our assets through quality and disciplined mining and cost control. This is evident in our new Reserve declaration and has been incorporated into our new, longer LoM operating plans. We expect to improve the LoM profile further as we continue with our assessment of the sizeable Resources still contained in secondary reefs and other remnant areas at the operations.

•	Making strategic acquisitions, which are consistent with Sibanye’s strategy to extend the operating lives of its current mines and assets and maintain higher production levels for longer in order to sustain dividend payments to shareholders.

BECOMING THE ‘GO TO’ GOLD EQUITY INVESTMENT

Prior to Sibanye’s unbundling and listing, a number of key strategic drivers and criteria were identified, which we believed would result in Sibanye becoming the investment of choice in the global gold sector. The strategic drivers that we identified and communicated at the outset remain valid. These are:

•	ensuring leverage to the gold price by remaining unhedged and

Strategic accountable leadership

Sibanye Gold Integrated Report  15

STRATEGIC ACCOUNTABLE LEADERSHIP CHIEF EXECUTIVE’S REPORT

chief executive’s report continued

implementing operating strategies which ensure that any increase in revenue flows through to the bottom line;
•	optimising free cash flow (after all costs, capital expenditure and taxes) and using this as a key measure of performance;
•	maintaining capital expedience and discipline by ensuring that capital invested generates appropriate returns and that the balance sheet is optimally geared;
•	not pursuing growth for the sake of size but only if that growth enhances cash flow and returns per share; and, most importantly,
•	rewarding shareholders by means of regular, sustainable and meaningful dividends and, when appropriate, returning excess cash to shareholders through the declaration of special dividends.

Sibanye’s strategy considers the interests of all its stakeholders and we believe that all stakeholders will benefit from the successful delivery of our strategic goals. In this regard, we recognise that we have a meaningful presence in South Africa and its economy, and are confident that, in a supportive environment, the Group will continue to operate profitably and sustainably for the benefit of all of its stakeholders.

IMPLEMENTING OUR STRATEGY

Notwithstanding challenging market conditions in 2013, the vigorous implementation of Sibanye’s operating strategy, comprising the six key elements (depicted in the diagram on this page) has already delivered results.

Some of the measures that have been implemented have already yielded returns while we expect further cost and productivity benefits from more recent interventions. Critical elements have included:

•	Efforts to right size and restructure the company are ongoing, although substantial progress has been made. Wages make up over 50% of production costs and, while production had declined significantly in recent years, the labour complement had stayed relatively stable. Restructuring the business to align the labour complement with longer-term sustainable production levels resulted in a reduction in the total number of employees by 5,810 people (14% of employees), largely through voluntary separations and natural attrition. In doing this, we focused firstly on rationalising the higher levels of management, and removing two layers of operational management while introducing more effective structures and capacity, with strong operating experience.

•	The use of contractors has been significantly reduced in order to minimise the impact of the restructuring on our own employees and contractors have been replaced by Sibanye employees where possible. Contractors now represent around 7% of the total workforce from around 9% a year ago. The corporate and regional functions, which were previously separate, have been combined and the corporate office has been established at Sibanye-owned premises at the old Libanon Mine, close to the key Driefontein and Kloof operations.

16  Sibanye Gold Integrated Report

•	Service level contracts between the group services and our mines ensure that the functions and services provided by the Group are effective and address real needs at the operations.
•	The organisational structure has been flattened, ensuring that there is more experience and a higher level of skill closer to the face where it is most needed. The separation of the KDC entity into Kloof and Driefontein has reduced the spans of control in order to ensure that our management was not too-thinly spread.
•	The operational focus has been intensified by introducing multi-disciplined and empowered operating team structures. By improving the operating focus and flexibility, we increased gold production by about 17% year-on-year. A focus on quality of mining factors is reflected in lower R/t operating costs and increased grades. A detailed monthly, technical and financial operational review process has been introduced in order to measure progress on a regular and frequent basis, and immediately address any operational issues that may arise.
•	Plant utilisation has been optimised by filling excess capacity with low-grade surface rock and dump material.

OPERATING AND FINANCIAL OVERVIEW

Our focus on improving productivity and reducing costs is coupled with a dedicated health, safety and wellbeing strategy. Continuous initiatives to engineer out risk, as we strive towards our goal of zero harm, delivered further safety improvements in 2013. The FIFR at the end of the year was 0.10 per million man hours worked, which is a 41% improvement over the previous year and the lowest ever rate achieved over a year at these deep level gold mines. The LTIFR was 6.13, which represents an 11% year-on-year improvement. Despite the depth and labour-intensive nature of our operations, our safety indicators are starting to approach global mining safety benchmarks, a remarkable statistic.

Following a thorough review of all aspects of the business in the first half of 2013, the new operating model was introduced and flatter, team-based management teams rolled out across the operations. Significant restructuring and an increased operational focus resulted in continuous delivery of productivity and cost improvements throughout the year with the second half of the year better reflecting the sustainable performance of the operations. The first half of 2013 was also disrupted by a fire at Beatrix West Section and a power outage when the main Eskom transformer supplying electricity to Driefontein was severely damaged by a fire resulting from a lightning strike. As a result, gold production of 24,061kg (773,600oz) for the six months ended 31 December 2013 was 18% higher than in the first six months.

Gold production for the year ended 31 December 2013 was 17% higher than that achieved in 2012 and All-in cost was 7% lower, both as a result of the severe strikes in 2012 and the re-focus on mining and cost-saving initiatives after unbundling early in 2013. Sibanye is now positioned in the lowest quartile of the global All-in cost curve and is capable of generating solid cash flow under lower gold prices than currently prevail.

Net cash generated for the year ended 31 December 2013, before net financing activities and dividends, was R3.2 billion (US$336 million), which was equivalent to approximately 40% of Sibanye’s market capitalisation as at 31 December 2013. Debt repayments during the year totalled R2.2 billion (US$231 million), reducing gross debt to R2.0 billion (US$193 million) and net debt (total borrowings and bank overdraft less cash and cash equivalents) to R499 million (US$48 million) at year end. Debt repayments were structured to accommodate the payment of the interim and final dividend, to allow funding to cover payments on acquisitions, and to provide cash flow coverage against the possibility of industrial action during the biennial gold-sector wage negotiations. The bridge loan facilities were also restructured to provide for a borrowing facility of R4.5 billion, R2 billion of which has been drawn.

Strategic accountable leadership

Sibanye Gold Integrated Report  17

STRATEGIC ACCOUNTABLE LEADERSHIP CHIEF EXECUTIVE’S REPORT

chief executive’s report continued

Sibanye’s dividend policy is to return 25% to 35% of normalised earnings to shareholders. The Group declared a total dividend of 112 Rand cents per share for 2013 at the upper end of the range defined in its dividend policy. This represented a 9% dividend yield at 31 December 2013.

SHARE PRICE PERFORMANCE

Sibanye listed at a price of R13.05 per share on 11 February 2013 and initially traded in a relatively tight price range until April 2013, when the sharp decline in the gold price led to a sell-off in gold equities globally. The FTSE/JSE Gold Mining Index declined by approximately 40% and Sibanye’s share price fell to a low of R6.73 per share on 22 May 2013, about 50% below its listing price.

Evidence of improving operational performance, reported at the interim results in August 2013, a relatively short strike followed by agreement on wage increases with the unions representing the majority of the gold-industry workforce in September 2013 and the declaration of Sibanye’s maiden interim dividend, resulted in Sibanye’s share price recovering strongly through the second half of the year. By 31 December 2013, the share price had recovered to a closing price of R12.30 per share, 83% higher than the bottom reached in May 2013 but still 6% lower than the listing price. This is in contrast to a 54% decline in the FTSE/JSE Gold Mining Index and represented significant outperformance over the same period against the dollar gold price and rand gold price, which ended the year 27% and 14% lower respectively.

Level 1 – Approved LoM plan with capital fully budgeted; Level 2 – Projects where provision has been made for capital and only minor technical work is required; Level 3 – Concept studies, pre-feasibility studies and feasibility studies, with no provision made for capital

18  Sibanye Gold Integrated Report

SIBANYE RELATIVE SHARE PRICE PERFORMANCE

Sibanye’s share price has continued to appreciate in 2014, increasing by approximately 100% to R24.73 per share on 10 March 2014, driven by strong results reported for the six months ended 31 December 2013, the declaration of a 75 cents per share final dividend for 2013, a more stable dollar gold price and a weak rand relative to the US dollar.

GROWTH

Sustaining and growing our operations

Lower overhead costs and an improvement in mining quality factors has resulted in lower paylimits being applied to LoM planning, and Reserve and Resource calculations at 31 December 2013, compared with those used in 2012. This, together with the ongoing assessment of the economic viability of mining, the large resources contained in secondary reefs and remnant areas, which had not previously been exploited, has resulted in Sibanye’s gold Mineral Reserves at 31 December 2013 increasing by 46% to 19.7Moz (including 1.5Moz of Reserves depleted through mining during 2013), from 13.5Moz at 31 December 2012.

Underground gold Reserves increased by 2.4Moz (net of depletion) and surface gold Reserves, mainly in TSF, included following the completion of a pre-feasibility study, increased by 4.0Moz.

SIBANYE LoM PROFILE AT 31 DECEMBER 2013

Inclusion of these additional Reserves in Sibanye’s revised 2014 LoM plan has resulted in gold production from Beatrix, Driefontein and Kloof being forecast to be maintained at over 1.2Moz per annum until 2021, four years longer than in the 2013 LoM plan, which had gold production declining below 1.2Moz per annum by 2017. Importantly, in the 2014 LoM plan, gold production is forecast at approximately 1.4Moz until 2019 compared with the 2013 LoM plan, which had peak gold production of approximately 1.3Moz being maintained for only a single year. The total forecast LoM has also been extended by approximately two years to 2030 in the 2014 LoM plan. With most of the additional underground reserves being from remnant or white areas and secondary reefs, which require minimal ORD, capital expenditure to achieve this improved LoM profile is forecast to remain relatively constant in real terms at approximately R3.0 billion.

Inclusion of Sibanye’s TSF reserves in the LoM plan at this stage extends production of over 1.2Moz per annum by a further three years until approximately 2024 and extends the LoM to 2035. This project will in future form part of the West Rand Tailings Treatment Project (WRTTP) once the acquisition of the Cooke assets from Gold One has been completed.

The strategy to extend the lives and secure the future of our existing operations and assets includes growth or life extension from value-accretive and strategic acquisitions. As a proudly South African, independent mining company, Sibanye’s strong cash flows and regional presence position it competitively for growth, particularly in South Africa. With our benchmark yield strategy in mind, we will only pursue acquisitions that are ultimately value-enhancing on a per-share basis or provide sustainability to our yield profile. In 2013, the following transactions were entered into:

•	In August 2013, an agreement was reached with Gold One to acquire its Cooke underground and surface assets for such number of shares as represent 17% of Sibanye’s issued share capital, on a fully diluted basis on the closing of the transaction. This transaction is expected to be earnings and cash flow- accretive and will add average annual production of approximately 250,000oz of gold and over 500,000lb of uranium over the next five years, and unlock regional operational and infrastructural synergies. Importantly, the transaction secures the Cooke surface tailings Resources and the Cooke 4 gold and uranium plant, which are critical to unlocking the significant gold and uranium Resources contained in the surface TSF across our West Rand operations.
•	The second transaction signals greater co-operation between the gold producers in South Africa in order to unlock value in the industry. In August 2013, Sibanye agreed to exchange two mining-right portions at its Beatrix Operation, which are not included in its current life of mine, for two mining-right portions at Harmony’s Joel Operation. These acquired mining rights are more readily accessible from the Beatrix North and South sections. Two further mining-right portions have been exchanged with Harmony for a royalty of 3% of net revenue derived from mining these portions.

Strategic accountable leadership

Sibanye Gold Integrated Report  19

STRATEGIC ACCOUNTABLE LEADERSHIP CHIEF EXECUTIVE’S REPORT

chief executive’s report continued

•	Finally, in December 2013, Sibanye agreed to acquire the entire issued ordinary share capital of Wits Gold for a cash consideration of approximately R410 million, thereby securing substantial gold and uranium resources. The majority of these resources are adjacent to our Beatrix Operation and, through synergy with existing operations and infrastructure, will secure the long-term future of Beatrix. Wits Gold also held a binding offer to acquire Southgold Exploration Proprietary Limited (Southgold) – being the sole owner of the Burnstone gold mine. Following the successful conclusion of a detailed due diligence, a decision was taken to proceed with the option to acquire the Burnstone mine. The offer to acquire Southgold is still subject to certain conditions precedent, including amongst others, the approval of the Minister of Mineral Resources, and Wits Gold confirming that the acquisition of Southgold does not give rise to any adverse tax consequences for Wits Gold and/or Southgold. The decision to acquire Southgold was based on the already significant investment in mine development and infrastructure and the favorable terms on which this acquisition can be concluded. The acquisition of Burnstone will contribute positively to free cash flow and enhance the
Company’s long term value, consistent with our strategy to extend the operating life of the Company in support of our dividend yield strategy.

Sibanye expects to conclude all of these transactions early in 2014. Based on the solid progress towards restoring operational credibility in 2014 at our existing operations and the implementation of an effective operating strategy, we are well positioned to seamlessly integrate these acquisitions into Sibanye and deliver on synergies with our current operations.

A VOLATILE LABOUR RELATIONS ENVIRONMENT

The industry approached the biennial wage negotiations in 2013 with significant unease and uncertainty after the fractious and volatile labour environment of 2012. In anticipation of a disruptive negotiation process, we prepared ourselves for extended strikes: strike plans designed to limit production losses and minimise costs were developed, and we ensured that we had sufficient cash leading into the negotiations to sustain the Group through a prolonged strike.

We also worked very hard at winning the hearts and the minds of our employees through direct, forthright but honest communication and I believe we have much greater alignment than we have had in the past. We took a very conscious decision to communicate directly with our employees, something which has often been abdicated to the unions in our industry.

The wage settlement achieved is indicative of a greater understanding. Yes, it was possibly higher than we would have liked and we still believe that including a profit share in the increase would have better aligned the workforce with management and shareholders, but it was a reasonable settlement which – in comparison with other sectors – ensures that our employees remain among the best paid in South Africa. In the end, the process was conducted with a great deal of maturity and respect for the law, resulting in minimal disruption for the industry or the country.

The final two-year agreement was concluded with the NUM, the United Association of South Africa (UASA) and Solidarity, which collectively represented 72% of employees within this sectoral bargaining unit, and was extended to all employees, in line with past practice. It was disappointing that AMCU declined to accept the agreement and waited until 20 January 2014 before issuing strike

20  Sibanye Gold Integrated Report

notices at all the gold-mining operations where it is the recognised majority union (this covered our Driefontein operations, two Harmony mines and the majority of AngloGold Ashanti Limited operations).

An application for an interdict against the strike was lodged at the Labour Court by the Chamber of Mines on behalf of the gold companies, on the basis that the collective wage agreement signed by the other unions in the gold sector had legitimately been extended to AMCU members. Due to the complexity of the issues, the Court reserved judgment, and issued an interim order restraining AMCU from initiating strike action. An order was issued on 30 January 2014 declaring any potential strike action by AMCU unprotected. Unless AMCU can show cause why this order should not become final prior to 5 June 2014, the ruling will be made final.

2014 AND BEYOND

Based on the platform created in 2013 and a healthy balance sheet, Sibanye is well positioned to continue delivering strong operating and financial results in 2014.

Maintaining strong positive cash flows from current operations is the primary goal that is a pre-requisite for our business success. The most critical challenge facing the company in 2014 is to maintain its strong operational focus, while successfully integrating the new operations it is acquiring.

We anticipate further cost reductions to flow from restructuring completed late in 2013 and other initiatives which will be implemented in 2014, although these will be relatively modest in comparison to those achieved in 2013. From an operational perspective, the focus will be on improving productivity particularly looking at the potential of revising working arrangements to ensure that more time can be spent at the face. We are supportive of the Sindisa agreement, a collaborative productivity enhancement initiative between the Chamber of Mines and the NUM, UASA and Solidarity. The initiative arose out of the 2011 wage agreement and we will be seeking to involve AMCU going forward. Not only does the Sindisa initiative seek to increase the number of shifts in the yearly production calendar and enhance face time through better working arrangements but it is also likely to involve shift arrangements, which will enable employees – especially migrant employees – greater flexibility to spend more time with their families.

With continuing management focus, increases in pay mineable face length and productivity improvement initiatives, the goal is to maintain the December 2013 quarter run rate as a sustainable base level subject to potential production interruptions that may be experienced.

As such, for the year ending 31 December 2014, gold production in the normal course of business from the Beatrix, Driefontein and Kloof Operations is forecast at 44,000kg (1.4Moz). For a discussion of Sibanye’s trend and outlook, please see “Operating and Financial Review and Prospects—Trend and Outlook”.

Should the rand gold price remain at around current levels, cash generation will be meaningful, enabling Sibanye to reduce debt further and invest in its future, while remaining true to its dividend policy, maintaining a strong dividend yield and continuing with its strategy to deliver superior value for all stakeholders.

MY THANKS

The successes we have already achieved at Sibanye in a limited period of time have been remarkable. I must thank my executive colleagues, my fellow Board members and our operational teams at the workface. You all have a lot to be proud of as we conclude the first financial reporting period for Sibanye and have already made strides in realising a number of the strategic objectives we have set for ourselves.

Neal Froneman

Chief Executive Officer

29 April 2014

Strategic accountable leadership

Sibanye Gold Integrated Report  21

STRATEGIC ACCOUNTABLE LEADERSHIP ENGAGING WITH STAKEHOLDERS

engaging with stakeholders

COMMUNICATION AND ENGAGEMENT

In line with its Corporate Communications and Engagement Strategy, Sibanye communicates with key stakeholders on a regular basis to keep them informed of developments.

The development of the Corporate Communications and Engagement Strategy entailed:

•	a review of the existing communications framework and practices;

•	an external environmental scan;

•	the development of communications and engagement objectives and guiding principles; and

•	the establishment of monitoring, evaluation and performance management arrangements.

The strategy developed in 2013 will remain under review and is a dynamic document to be updated from time to time.

‘Our stakeholder engagement is dynamic.’

Sibanye’s engagement strategy is based on six objectives, supporting the delivery of its corporate objectives, which are to:

1. Promote the Sibanye brand

▶     Position and strengthen the brand among key stakeholders

▶     Inculcate the Group pay-off line – ‘We are one’ – as a philosophy to engender a sense of ownership and accountability necessary to realise its vision

▶    Build brand awareness and legitimacy

▶     Achieve sustainable brand value

2. Build credibility and trust in Sibanye
▶ Influence and work alongside stakeholders to deliver on its vision ▶ Deliver on its promises
3. Build a new corporate culture for Sibanye by increasing awareness of its vision, mission, aims, objectives and values

▶     Employees are aligned with the Group’s purpose, vision and values and understand what is needed of them to make a meaningful contribution

▶     Employee engagement and achievement of organisational effectiveness

4. Improve communications and engagement capability and capacity of staff across the organisation and ensure resources are used to maximum effect

▶     Building capability among the communications staff is central to achieving the objectives of the Communications and Engagement Strategy

▶     Achievement of vision hinges on every manager becoming a communicating leader

5. Establish two-way internal communication across the Group

▶     Checking that messages reach internal target audiences and employees, and closing the loop to ensure that messages are understood and internalised

▶     Providing an opportunity for employee contribution

▶     Ensuring clarity on management’s role in communication

6. Provide high-quality, efficient and effective communication and engagement between Sibanye and external communities
▶ Influence and work alongside key stakeholders ▶ Ensure understanding of the Sibanye portfolio of projects and impacts on communities ▶ Consistent messaging to stakeholders

22  Sibanye Gold Integrated Report

Strategic accountable leadership

Sibanye Gold Integrated Report  23

STRATEGIC ACCOUNTABLE LEADERSHIP ENGAGING WITH STAKEHOLDERS

engaging with stakeholders continued

SIBANYE’S PRIMARY STAKEHOLDERS

Stakeholder group	Some specific stakeholders

West Rand District Municipality

Local and provincial government	Westonaria Local Municipality
Merafong Local Municipality
Matjhabeng Local Municipality
Masilonyana Local Municipality
Lejweleputswa District Municipality
Gauteng Provincial Government

Free State Provincial Government

National government	Department of Mineral Resources (DMR)
Department of Labour (DoL)
Department of Education (DoE)
Department of Higher Education
Department of Environmental Affairs (DEA)
Department of Water Affairs (DWA)
Department of Health (DoH)
Department of Rural Development and Land Reform
Portfolio Committee on Mineral Resources
National Treasury

Non-governmental organisations (NGOs)	Wildlife and Environment Society of South Africa
Earthlife Africa
Federation for a Sustainable Environment
Groundwork South Africa

Forums/key institutions	Chamber of Mines of South Africa
Suppliers/contractors
West Rand District Mining Forum
Merafong Community Mining Forum
Far West Rand Dolomitic Water Association

Organised labour	NUM
Solidarity
UASA
AMCU
Sibanye Group Leadership Forum

Regulators	DMR
DWA
DEA
National Nuclear Regulator (NNR)
National Energy Regulator of South Africa
JSE
NYSE/US Securities and Exhange Commission (SEC)

24  Sibanye Gold Integrated Report

Stakeholder group	Some specific stakeholders

Communities	Tin City
Kokosi
Theunissen
Welkom
Virginia
Blybank
Hillshaven
Glenharvie
Fochville
Bekkersdal
Simunye
Farmers/landowners
Media	National media
Regional newspapers and broadcasters
Local newspapers and broadcasters
Specialist trade media
Information websites
Community media
Other	Sibanye Board of directors
Employees
Sibanye Executive Committee (Exco)
Investors/providers of capital (shareholders and banks)
Retired employees
Families of employees
Mining units
Board committees (particularly Safety, Health and Sustainable Development, Social and Ethics,Audit and Risk)

‘We interact regularly with a broad range of stakeholders.’

Strategic accountable leadership

Sibanye Gold Integrated Report  25

STRATEGIC ACCOUNTABLE LEADERSHIP DIRECTORS AND MANAGEMENT

directors and management

Sello Moloko

Neal Froneman

Charl Keyter

DIRECTORS

Sello Moloko (48)

Chairman

BSc (Honours) and Postgraduate Certificate in Education, University of Leicester Advanced Management Programme, Wharton

Sello Moloko was appointed non-executive Chairman of the Board on 1 January 2013. Prior to this, he served as a director of Gold Fields from 25 February 2011 to 31 December 2012. Sello is the Executive Chairman and founder of the Thesele Group and Chairman of the Alexander Forbes Group. He has an extensive career in financial services, including periods at Brait Asset Managers and Old Mutual, where he was CEO of Old Mutual Asset Managers until 2004. Sello’s other directorships are Sycom Property Fund and Acucap Limited. He is a trustee of the Nelson Mandela Foundation Investment Committee.

Neal Froneman (54)

Chief Executive Officer

Executive Director and Chairman of the Executive Committee

BSc Mech Eng (Ind Opt), University of the Witwatersrand BCompt, University of South Africa Pr Eng

Neal Froneman was appointed an executive director and CEO of Sibanye on 1 January 2013. He has over 30 years of relevant operational, corporate development and mining industry experience. He was appointed CEO of Aflease Gold Limited (Aflease Gold) in April 2003. Aflease Gold, through a series of reverse takeovers, became Gold One in May 2009. Neal was primarily responsible for the creation of Uranium One Inc. (Uranium One) from the

Aflease Gold uranium assets. During this period, he was CEO of both Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. Prior to joining Aflease Gold, Neal held executive and senior management positions at Gold Fields of South Africa Limited, Harmony Gold Mining Company Limited (Harmony) and JCI Limited. He is also a non-executive director of Delview Three Proprietary Limited, Hi-Zone Traders 116 Proprietary Limited, 17 Perissa Proprietary Limited and Forestry Services Proprietary Limited.

Charl Keyter (40)

Chief Financial Officer

Executive Director

BCom, University of Johannesburg MBA, North-West University ACMA and CGMA

Charl Keyter was appointed a director on 9 November 2012 and was appointed an executive director and CFO of Sibanye on 1 January 2013. Previously, he was Vice President and Group Head of International Finance for Gold Fields. Charl has more than 18 years’ mining experience having begun his career in February 1995 with Gold Fields. He is also a non-executive director of Oil Recovery and Maintenance Services Proprietary Limited.

Timothy Cumming (56)

Non-executive director

BSc (Honours) (Engineering), University of Cape Town BA (PPE), MA (Oxon)

Timothy Cumming was appointed a non-executive director on 21 February 2013. He is the founder and partner of Scatterlinks, a South African-based company offering mentoring and coaching to senior business executives

26  Sibanye Gold Integrated Report

as well as strategic advisory services to financial services businesses. He was previously involved with the Old Mutual Group in various capacities: CEO of the Old Mutual Investment Group SA; Executive Vice President – Director of Global Business Development of Old Mutual Asset Management (USA); Managing Director – Head of Corporate Segment of Old Mutual (South Africa); Strategy Director of Old Mutual (Emerging Markets); and Interim CEO of Old Mutual Investment Group (South Africa). He was also executive director and Head of Investment Research (Africa) for HSBC Securities. Timothy started his career as a management trainee at the Anglo American Corporation of South Africa Limited. He worked on a number of diamond mines and was Resident Engineer at Anglo’s gold mines in Welkom.

Barry Davison (68)

Non-executive director

BA (Law and Economics), University of the Witwatersrand

Graduate Commerce Diploma, Birmingham University

CIS Diploma in Advanced Financial Management and Advanced Executive Programme, University of South Africa

Barry Davison was appointed a non-executive director on 21 February 2013. He has more than 40 years’ experience in the mining industry and served as executive Chairman of Anglo American Platinum Limited (Anglo Platinum), Chairman of Anglo American plc’s Platinum Division and Ferrous Metals and Industries Division and executive director of Anglo American plc. He was a director of a number of listed companies including Nedbank Group Limited, Kumba

Resources Limited, Samancor Limited and the Tongaat-Hulett Group Limited.

Richard Menell (58)

Non-executive director

MA (Natural Sciences, Geology), Trinity College, Cambridge MSc (Mineral Exploration and Management), Stanford University

Richard (Rick) Menell was appointed a non-executive director on 1 January 2013. He has over 30 years’ experience in the mining industry and has been a director of Gold Fields since 8 October 2008. Previously, he has occupied the positions of President and Member of the Chamber of Mines of South Africa, President and CEO of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering, Deputy Chairman of Harmony and African Rainbow Minerals Limited. He has also been a Director of Telkom SA Limited, Standard Bank Group Limited and Mutual and Federal Insurance Company Limited. He is currently a non-executive director and Chairman of Credit Suisse Securities Johannesburg, non-executive director of Weir Group plc, Rockwell Diamonds Inc. and the Tourism Enterprise Partnership. Rick is a Trustee of Brand South Africa and the Carrick Foundation. He is Co-Chairman of the City Year South Africa Citizen Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust.

Timothy Cumming

Barry Davison

Richard Menell

Strategic accountable leadership

Sibanye Gold Integrated Report  27

STRATEGIC ACCOUNTABLE LEADERSHIP DIRECTORS AND MANAGEMENT

directors and management continued

Nkosemntu Nika

Keith Rayner

Zola Skweyiya

Nkosemntu Nika (56)

Non-executive director

BCom, University of Fort Hare BCompt (Honours), Unisa

Advanced Management Programme, INSEAD

CA(SA)

Nkosemntu Nika was appointed a non-executive director on 21 February 2013. He is currently an independent non-executive director of Scaw South Africa Proprietary Limited, ConvergeNet Holdings Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom, Shell and Anglo American Corporation of South Africa Limited. He was also a non-executive board member of the Industrial Development Corporation and chaired their Audit and Risk Committee and the Governance and Ethics Committee.

Keith Rayner (57)

Non-executive director

BCom, Rhodes University

CTA, CA(SA)

Keith Rayner was appointed a non-executive director on 1 January 2013. He is a Chartered Accountant with experience in corporate finance and is CEO of KAR Presentations which specialises in corporate finance and regulatory advice. He is an independent non-executive director of Goliath Gold Limited, Sabie Gold Proprietary Limited, John Daniel

Holdings Limited, Keidav Properties Proprietary Limited and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE’s Issuer Regulation Advisory Committee. He was a member of the committee that wrote the Takeover Regulations in the Companies Act. He is a non-practising member of the South African Institute of Stockbrokers, a Fellow of the Institute of Directors, and a current and previous member of various SAMREC and SAMVAL working groups and a previous member of the Accounting Practices Committee.

Zola Skweyiya (72)

Non-executive director

LLD, University of Leipzig

Zola Skweyiya was appointed a non-executive director on 1 October 2013. He was Minister of Public Service and Administration from 1994 to 1999 and Minister of Social Development from 1999 to 2008. He was a founding member of the Centre for Development Studies at the University of the Western Cape. Zola also served on the board of trustees of the National Commission for the Rights of Children. He was previously the Chairman of the United Nations Commission for Social Development and the founder and chairman of the African National Congress Constitution Committee. In August 2013 he returned to South Africa after serving as the South African High Commissioner to the United Kingdom. He is also a director of Umsimbithi Holdings.

28  Sibanye Gold Integrated Report

Susan van der Merwe (59)

Non-executive director

BA, University of Cape Town

Susan van der Merwe was appointed as a non-executive director on 21 February 2013. She served as a member of parliament for 18 years until October 2013, and held various positions, including that of Deputy Minister of Foreign Affairs for the period 2004 to 2010. She is currently a member of the National Executive Committee of the African National Congress. She has participated in various civil society organisations and currently serves as a Trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town.

Jerry Vilakazi (53)

Non-executive director

BA, University of South Africa

MA, Thames Valley, MA, London

MBA, California Coast University

Jerry Vilakazi was appointed a non-executive director on 1 January 2013. He is Chairman of Palama, which he co-founded to facilitate investment in a diversified portfolio. He is the past CEO of Business Unity South Africa (BUSA). Prior to this he was Managing Director of the Black Management Forum. In 2009 Jerry was appointed to the Presidential Broad-Based Black Economic Empowerment Advisory Council and in 2010 he was appointed as a Commissioner of the National Planning Commission. He was appointed Public Service Commissioner in 1999 and has played a critical role in shaping major public service policies in post 1994 South Africa. Jerry is the chairman of the Mpumalanga Gambling Board, Mpumalanga Economic Growth Agency and the State Information and Technology Agency, or SITA. He is the non-executive Chairman of Netcare Limited and holds non-executive directorships in Goliath Gold Limited, Blue Label Telecoms, General Health Group (UK) and Palama Investments.

TERM OF OFFICE

Sello Moloko, Neal Froneman, Charl Keyter, Keith Rayner and Zola Skweyiya retire by rotation at the upcoming Annual General Meeting and are eligible and offer themselves for re-election. Timothy Cumming, Barry Davison, Richard Menell, Nkosemntu Nika, Susan van der Merwe and Jerry Vilakazi retire by rotation in 2015.

Susan van der Merwe

Jerry Vilakazi

‘The board comprises nine independent non-executive directors, the CEO and CFO.’

Strategic accountable leadership

Sibanye Gold Integrated Report  29

STRATEGIC ACCOUNTABLE LEADERSHIP DIRECTORS AND MANAGEMENT

directors and management continued

EXECUTIVE MANAGEMENT

Shadwick Bessit (51)

Senior Vice President: Technical Services

National Higher Diploma, Wits Technikon Executive Development Programme, GIBS Mine Manager’s Certificate of Competency

Prior to joining Gold Fields on 6 July 2012, Shadwick Bessit was the Executive Director – Operations at Impala Platinum Holdings Limited (Implats). He occupied this position from 2005 to 2010 after joining Implats in November 2002 as General Manager. Previously he was employed at AngloGold Ashanti Limited (AngloGold Ashanti) from 1986 to 2002 where he moved through the ranks to General Manager level at Deelkraal, Elandsrand and Savuka mines.

Hartley Dikgale (53)

Vice-President: General Counsel and Sustainable Development

BIuris, University of the North LLB, HDip (Company Law), University of the Witwatersrand LLM, Vista

Hartley Dikgale is an admitted advocate of the High Court of South Africa and has more than 30 years of corporate experience as a business executive. He has served on more than 20 boards of directors of both listed and unlisted companies. He was initiated in the mining sector in 2004 when he served in the JSE listed Pamodzi Gold Limited as a Non-executive Director.

He has worked for the following companies and institutions, among others: Sanlam, Old Mutual, Independent Communications Authority of South Africa (ICASA), Rand Water and Pamodzi Investment Holdings Proprietary Limited. In recent years, Hartley has worked for Rand Uranium Proprietary Limited (Rand Uranium) in an executive capacity as a General Counsel.

When Gold One acquired Rand Uranium, Hartley joined and served Gold One in the capacity of a Senior Vice President: General Counsel and Sustainable Development. He is now serving Sibanye in a similar capacity.

Cain Farrel (64)

Company Secretary

MBA, Southern Cross University, Australia FCIS

Cain Farrel was appointed to his position on 1 January 2013. Before then, and from 1 May 2003, he was Company Secretary of Gold Fields. Previously, Cain served as Senior Divisional Secretary – Anglo American Corporation of South Africa Limited. He is a Past President and former director of the Southern African Institute of Chartered Secretaries and Administrators.

Nash Lutchman (51)

Senior Vice President: Protection Services

BA (Honours) Criminology, University of KwaZulu-Natal

Nash has more than 25 years experience in the policing and security environments. He enlisted in the SA Police in 1987 and rose through the ranks from a Constable in 1988, to a Brigadier in 1999. During his time with the SAP, Nash served in various divisions at senior levels. In 2004 he joined De Beers as a Security Manager at the De Beers Kimberley mines, and subsequently held key positions within the group as Group Crime and Intelligence Manager, Regional Security Manager, Group Investigations and Crime Information Manager, before being appointed to head the Security Division at De Beers consolidated mines.

In 2008 Nash joined Gold Fields as Manager Special Investigations and was appointed to Senior Manager and Head of Gold Fields Protection Services in July 2009. During March 2012, Nash was appointed as Vice President and Group Head of Protection Services for the Gold Fields Group. In March 2014 Nash was promoted to Senior Vice President responsible for developing and delivering a holistic protection strategy for Sibanye.

Dawie Mostert (44)

Senior Vice President: Organisational Effectiveness

MDP (Adv Labour Law), MBA, University of South Africa

Dawie Mostert, who has more than 16 years’ experience in the mining industry, was appointed to his position on 1 January 2013. Prior to joining Sibanye, he served as Vice President Commercial Services at Gold One and previously as Vice President Human Capital at Great Basin Gold Limited. Prior to joining Great Basin Gold in 2006, he was an Executive for Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the acquisition transformational team and was appointed Mine Manager at Elandsrand mine from 2001 to 2002.

Adam Mutshinya (50)

Senior Vice President: Human Capital

BAdmin (Honours) (Industrial Psychology), University of Venda

Adam Mutshinya was appointed to his position on 1 March 2013. Prior to his appointment to Sibanye, and from 1 December 2012, he was Vice President and Head of Human Resources – SA Region of Gold Fields. Before that he was Vice President and Head of Group Talent Management at Gold Fields. Prior to joining Gold Fields in November 2011, Adam was with the South African Forestry Company (SAFCOL). Here – between September 2006 and June 2011 – he held the senior positions of Group Executive: Human Resources and Senior Group Executive: Human Capital. Prior to this, Adam held various positions at Anglo Platinum. Between October 2003 and August 2006 he was Human Resource (HR) Manager: Platinum Expansion Programme, HR Manager: Smelter Operations and the Group HR Manager Transformation.

30  Sibanye Gold Integrated Report

Dick Plaistowe (64)

Senior Vice President: Surface Operations and Processing

BSc (Hons) Mining Engineering (University of Nottingham), Mine Manager’s Certificate of Competency, Programme for Management Development (Harvard Business School).

Dick has more than 40 years’ experience in the mining industry, with extensive strategic, operations and project management experience. Dick also has 20 years’ experience in the surface retreatment business and was the Chief Executive Officer responsible for the listing of Crown Consolidated Gold Recoveries (now incorporated within DRD Limited) on the Johannesburg Stock Exchange in 1997 and for the formation of Mine Waste Solutions (Pty) Limited in 2000. Dick was recruited by Gold One International to develop a surface retreatment business following Gold One’s acquisition of Rand Uranium in 2011, where he was Senior Vice President of Surface Operations.

Wayne Robinson (51)

Senior Vice President: Cooke Mining Operations

BSc Mech Eng (University of Natal), BSc Mining Eng (University of Witwatersrand), PrEng

Wayne has worked in the South Africa gold and platinum mining industry and has over 25 years of underground mine management experience. Prior to joining Sibanye Gold, Wayne was the Executive Vice President of Cooke Operations and served on the Gold One Executive Committee. He has held senior management positions at Eastern Platinum, Richards Bay Minerals and Gold Fields.

Marius Saaiman (42)

Senior Vice President: Business Development

BCom (Honours) (Accounting), University of Johannesburg

A member of the South African Institute of Chartered Accountants, Marius Saaiman was appointed to his position in February 2014. Prior to joining Sibanye, Marius was the joint CEO at Village Main Reef Limited. Before this, he was the acting CEO of Simmer and Jack Mines Limited. Prior to this, Marius was Managing Director at Macquarie, responsible for coverage of the resources sector as well as advising on mergers and acquisitions within the sector. Previous positions include investment advisor at African Global Capital, a resources focused private equity fund, head of corporate finance at Kumba Iron Ore Limited and Vice President Corporate Finance at Anglo American plc. Marius has had a long association with the mining industry, both within large corporates, as well as in the investment banking arena.

Richard Stewart (38)

Senior Vice President: Business Development

BSc (Hons), PHD (Geology) (University of Witwatersrand)

Richard has over 15 years’ experience in South Africa’s geological and mining industries and is a professional natural scientist registered with South African Council for Natural Scientific Professions (SACNASP). Prior to joining Sibanye Gold, Richard served as the Executive Vice President of Technical services for Gold One and was also the CEO for Goliath Gold. He was an investment consultant for African Global Capital SA, and has held management positions at Uranium One, Shango Solutions Consultancy and CSIR Mining Technology.

Peter Turner (57)

Chief Operating Officer

National Higher Diploma (Mechanical Engineering), Vaal Triangle Technikon South African Mine Manager’s Certificate of Competency (Metalliferous) South Africa Mechanical Engineers Certificate of Competency

Peter Turner was appointed to his position on 1 January 2013. Prior to his appointment to Sibanye, he was Executive Vice President, Head of the South Africa region of Gold Fields. Between August 2009 and August 2011 he served as Executive Vice President, Head of West Africa. He moved to Ghana in 2008 when he was appointed Vice President of Operations. In 2005 he was the head of the Kloof mine in South Africa and later the Driefontein mine. Between 2002 and 2005 he was Managing Director of Geita Gold Mining Limited in Tanzania. Before that, Peter was General Manager of East and West Africa Region for AngloGold Ashanti which is where he spent the majority of his career. He progressed through the ranks, starting as an Engineering Trainee at Vaal Reefs in 1975, later spending time in various managerial positions at a number of gold mining operations. Peter has more than 34 years’ experience in the mining industry.

Strategic accountable leadership

Sibanye Gold Integrated Report  31

STRATEGIC ACCOUNTABLE LEADERSHIP DIRECTORS AND MANAGEMENT

directors and management continued

Robert van Niekerk (49)

Senior Vice President: Organisational Effectiveness

National Higher Diploma (Metalliferous Mining), Witwatersrand Technikon BSc (Mining Engineering), University of the Witwatersrand South African Mine Manager’s Certificate of Competency

Robert van Niekerk was appointed to the position in February 2013. Prior to joining Sibanye, he was the Senior Vice President and Group Head of Mining at Gold Fields. Before that he occupied several senior management positions at Gold Fields and Anglo Platinum, management positions at Uranium One and Gold One. Robert began his mining career in 1982 as a Barlow’s Learner Official and progressed through the mining ranks at East Rand Proprietary Mines, Harmony, Anglo Platinum, Gold One, Uranium One and Gold Fields, where he gained extensive South African and international mining experience.

James Wellsted (44)

Senior Vice President: Corporate Affairs

BSc (Honours) (Geology), University of the Witwatersrand (Wits) PDM, Wits Business School

James Wellsted was appointed to his position on 1 January 2013. Prior to joining Sibanye, and from 2011, he was a mining analyst at JP Morgan covering the South African diversified mining sector. Previously, James spent seven years as the Executive Head of Investor and Media Relations at Mvelaphanda Resources, until its unbundling in 2011. Between 1998 and 2004, James was an analyst at JP Morgan, covering the South African and African gold mining companies and contributing to JP Morgan’s supply and demand and gold price forecasts.

‘Our management team has more than 150 years’ combined experience.’

32  Sibanye Gold Integrated Report

opportunities and risks

Oversight, responsibility and governance

The Board is responsible for overseeing the entire risk-management process. The Board delegates this authority to the Audit and Risk Committee to implement and ensure compliance with appropriate risk-management protocols and processes.

In terms of its Risk-Management Policy, Sibanye strives to manage risk effectively to protect the Group’s assets, stakeholders, environment and reputation to ensure achievement of the business objectives.

The Board believes that Sibanye’s risk-management policies, practices and management systems are sound, and are well-established and entrenched at the operations. The Group has implemented an Enterprise Risk Management guideline, which is aligned with the ISO 31000 international risk-management standard and the governance principles enshrined in King III.

Objectives:

•	to identify, assess and manage risks in an effective and efficient manner;
•	to make decisions based on a
comprehensive review of the reward to risk balance;
•	to provide greater certainty on the delivery of objectives; and
•	to fulfil corporate governance requirements.

Underpinning these objectives, the Group has implemented the following actions:

•	introduction of a comprehensive and systematic risk-assessment and reporting process across the organisation;
•	creation of an environment where risks are controlled and mitigated within the accepted and approved Sibanye risk-tolerance levels accepted and approved by Sibanye;
•	integration of the outputs of specialist risk functions to provide an informed view of the risks associated with the business activities;
•	raising awareness of risks and outcomes in business processes, and the potential impact on stakeholders;
•	fostering a culture of continuous improvement in risk management through audit and review processes; and
•	creation of an appropriate risk-financing programme based on the risk profiles developed in the assessment process.

Process and systems

Risk registers, maintained at operational and corporate level, are reviewed twice a year by the Audit & Risk Committee. In addition, the operations have a formal quarterly risk-review process, which follows a formalised responsibility structure and includes support services, engineering, health and safety and environmental staff – where the risk registers are discussed and updated. Should any additional risks be identified, plans to address them are implemented. At the operations, risk assessment is a daily activity and work areas are assessed daily in terms of their compliance with the requirements.

At operational level, the risk owner is someone who is represented on Exco. The responsibility of mitigating risks is given to representatives in relevant departments. The emphasis lies on the business taking ownership of risk.

The Internal Audit Department is responsible for conducting annual audits on mitigation actions, and reports four times annually to the Audit and Risk Committee.

RISK-MANAGEMENT REVIEW PROCESS AND REPORTING STRUCTURE

Strategic accountable leadership

Sibanye Gold Integrated Report  33

STRATEGIC ACCOUNTABLE LEADERSHIP OPPORTUNITIES AND RISK

opportunities and risks continued

KEY OBJECTIVES OF THE COMBINED ASSURANCE APPROACH

Optimising assurance coverage	Co-ordinating the efforts of management, internal and external assurance providers
Systematic assessment of key risks associated with strategic objectives	Extent to which risks have been fully identified and responded to based on organisational objectives
Support the Audit and Risk Committee in assessing the effectiveness of internal financial controls	Assurance to the Board in making its statements on internal control in the Integrated Report
Provide context of the impact of inadequate and ineffective controls	Quantitative and qualitative impact of control breakdown on the overall control environment and areas for improvement

COMBINED ASSURANCE

The combined assurance process is embedded within the Sibanye operations. The approach is based on the application of three levels of assurance on all our significant risks:

•	Level 1: Management self-assurance
•	Level 2: Internal unbiased-person assurance
•	Level 3: Independent assurance

Sibanye uses the Three Lines of Defence Model:

Level 1: Management self-assurance	Line management function	Primarily responsible for risk management. The process of assessing, evaluating and measuring risk is ongoing and is integrated into the day-to-day activities of the business. This process includes implementing the risk-management framework, identifying issues and taking remedial action where required. Business-unit management is also responsible for reporting to the governance bodies within the group.
Level 2: Internal unbiased-person assurance	“Oversight” management functions appropriately independent of line management function	Assurance provided by employees within the company who are employed in “oversight” positions in central services and corporate departments.
Level 3: Independent assurance	Internal audit function, external auditors or independent external parties	It provides an independent assessment of the adequacy and effectiveness of the overall risk-management systems

34  Sibanye Gold Integrated Report

RISK HEAT MAP (NOVEMBER 2013)

PRIMARY RISKS AND MANAGEMENT SYSTEMS IN PLACE

1.	Labour and wage negotiations	• Emergency preparedness and procedures • Legal compliance • Strike action plan • Strike action risk assessment • Union and stakeholder engagement process
2.	Financial risk resulting from failure to deliver on operational and financial business plans

•    Balanced Scorecard (BSC) and performance review process

•    Daily monitoring and managing of results

•    Robust operational plans

•    Increase geological supervision

•    Monthly reviews

•    Stakeholder engagement (Eskom management)

3.	Workplace safety and health: dust exposure and litigation

•    Full compliance safety management

•    Mandatory Codes of Practice (COP) – airborne pollutants

•    Mandatory COP – noise

•    Medical surveillance and risk-based medical evaluation

•    Mine standards and procedures

•    Review research outcomes (Safety in Mines Research and Advisory Committees (SIMRAC))

•    Ventilation distribution control

4.	Financial risk due to reduced investor confidence	• SGL operations growth strategy • SGL strategic and operations planning • SGL sustainable development framework and strategies • Debt policy • Dividend policy
5.	Non-delivery of the MPRDA, the Mining Charter and SLPs	• Mining Charter
• Social and labour plans
• 3rd Party DMR audits

Strategic accountable leadership

Sibanye Gold Integrated Report  35

STRATEGIC ACCOUNTABLE LEADERSHIP OPPORTUNITIES AND RISK

opportunities and risks continued

6.	Gold price and exchange-rate volatility causing financial risk	• Monthly performance reviews
• Operational planning process
• Productivity management
• Strategic planning process

7.	Political risk	• Business and strategic planning process
• Good corporate governance
• Investor relations and community strategy
• Membership of industry associations interaction
• Stakeholder engagement

8.	Financial risk as a result of rising mining input costs	• Cost management and control systems
• Ore reserves management
• Procurement strategies
• Productivity management
• Proper planning and sequencing
• Realistic plans and creating realistic market expectations
• Understanding fixed/variable cost relationship
• Business restructuring though Organisational Effectiveness department

9.	Competition for skills	• Competitive remuneration
• Continuous review of remuneration
• Balance score card and individual development plan
• Mentorship and coaching programmes
• Salary surveys and benchmarking

• Retention measures-incentive schemes

10.	Safety and health risk largely due to mine accidents and seismicity related incidents	• Behaviour based safety initiatives
• Health and safety agreements with labour
• Health and safety strategy
• Integrated Visible Felt Leadership (VFL)
• Mandatory COP issued by DMR
• Mine COP for rock fall and rock bursts
• Mine COP and standard operating procedures
• Safe production rules

11.	Operational risk posed by power constraints and cost increases	• Communication with Eskom
• Emergency preparedness
• Power control and measurement
• Standards and procedures

36  Sibanye Gold Integrated Report

MITIGATION STRATEGIES FOR TOP RISKS

Risks Mitigation strategies

1.	• Information gathering and contingency planning for safety and security of employees and protection of company assets
• Contingency strike plan
• Improved communications with workforce
• Update risk assessment and emergency procedure for 2014
2.	• Eskom quality-of-supply contract in place
• Improve rates of development
• Power-saving initiatives
3.	• Awareness-training programmes
• Monitoring of progress and feedback through Safety Health & Sustainable Development Committee policy
• Preparation for possible legal action
• Roll-out of noise- and dust-management strategy
4.	• Develop a strategy to enhance the Sibanye brand and market Sibanye within the community
• Implement new operating model – cash generation and investor payback
• Improved engagement with government and other external stakeholders
• Introduce a tool to measure the impact of interventions
• Manage debt
• Manage media relations proactively
5.	• Community and labour-sending areas strategy
• Development of a transformation strategy
• Establishment of Community Development Steering Committee
• Submission and implementation of SLPs
6.	• Continuous business re-engineering
• High-grade mining and low-gold price scenario
• Implement operating strategy
• Section 189 of the Labour Relations Act, 1995 (Act No 66 of 1995) process for structural alignment
7.	• Ongoing high-level stakeholder engagement
• Representative seating on industry bodies (influence)
8.	• Cost reductions identified on an ongoing basis
• Energy-conservation strategy and initiatives
9.	• Development of training facilities
• Remuneration and rewards
10.	• Characterising the time distribution of seismicity to minimise exposure
• Engineering out the risk initiatives
• Expedite Mining Industry Occupational Safety and Health (MOSH) training
• Integrated focus on Safety and Health strategy
11.	• Initiatives to achieve target of 10% reduction in electricity consumption over three years
• Focus on power-savings initiatives
• Quality-of-supply contract in place
• Reduce use of compressed air and water at all operations

Strategic accountable leadership

Sibanye Gold Integrated Report  37

STRATEGIC ACCOUNTABLE LEADERSHIP REPORT OF THE SOCIAL AND ETHICS COMMITTEE

report of the social and ethics committee

The Group by virtue of the Companies Act established a Social and Ethics Committee (Committee).

THE ROLE OF THE COMMITTEE

As prescribed by the Companies Act the role of the Committee is to monitor the Group’s activities in respect of:

•	Social and economic development including the Group’s compliance with the 10 Principles of the United Nations Global Compact Principles, the Organisation for Economic Co-operation and Development (OECD) recommendations regarding corruption, the Broad Based Black Economic Empowerment Act and the Employment Equity Act;
•	Good corporate citizenship, including the Group’s promotion of equality, prevention of unfair discrimination and reduction of corruption, contribution to development of the communities in which the Group operates and its record of sponsorships, donations and charitable givings;
•	The environment, health and public safety and the impact thereon of the Group’s activities;
•	Consumer relations and the Group’s compliance with consumer protection laws; and
•	The Group’s standing in terms of the International Labour Organisation Protocol on decent work and working conditions, the Group’s employment relationships and its contribution to the educational development of its employees.

In addition, the Group also subscribes to the 10 Principles of the International Council on Mining and Metals and the Committee is responsible for monitoring the Group’s activities in respect of this protocol.

THE STRUCTURE OF THE COMMITTEE

On 8 February 2013 the Board approved the terms of reference of the Committee to reflect the aforementioned duties and the membership, which consists of the respective chairmen of the Audit, Remuneration, Nominating and Governance and the Safety, Health and Sustainable Development Committees. The Board also appointed Jerry Vilakazi as Chairman of the Committee.

DISCHARGING ITS DUTIES DURING THE YEAR

At its first meeting at the beginning of the year the Committee approved its annual workplan for 2013. The Committee met three times during the year. Areas discussed with Management included: the 10 Principles of the International Council on Mining and Minerals; 10 Principles of the United Nations Global Compact; Community Development; Broad Based Black Economic Empowerment (BBBEE) and Employment Equity requirements; and Mining Charter compliance requirements. The Committee had noted that the Group complied with the statutory duties save for more work being done by Management in building up the Historically Disadvantaged South Africans pipeline in the middle-management levels and more work being done in certain areas with regard to the Mining Charter and the Social Labour Plans requirements.

Jerry Vilakazi

Chairman of the Social and Ethics Committee

29 April 2014

38  Sibanye Gold Integrated Report

corporate governance report

KEY STANDARDS AND PRINCIPLES

This governance report is Sibanye’s second following its separation from Gold Fields in February 2013.

The Company listed for the first time on 11 February 2013, with its primary listing on the JSE. It is registered with the US Securities and Exchange Commission (SEC) in the USA and its ordinary shares are listed on the NYSE in the form of an ADR programme administered by The Bank of New York.

As a result, the Group is subject to compliance with the JSE Listings Requirements and to the disclosure and corporate governance requirements of the NYSE. The Group’s compliance with the terms of the Sarbanes-Oxley Act, 2002 (SOX) is documented elsewhere in this annual report. The Group complied with all the applicable governance requirements.

The Group has adopted high standards of accountability, transparency and integrity in the running of the business and reporting to shareholders and other stakeholders.

The approach to corporate governance is guided by the principles of fairness, accountability, responsibility and transparency. Special attention has been given to providing stakeholders and the financial investment community with clear, concise, accurate and timely information about the Group’s operations and results; reporting to shareholders on an integrated basis on Sibanye’s financial and sustainable performance; ensuring appropriate business and financial risk management; ensuring that no director, management official or other employee of the Sibanye Group deals directly or indirectly in Sibanye shares on the basis of unpublished price-sensitive information regarding the Sibanye Group, or otherwise during any prohibited period; and

recognition of the Group’s social responsibility to provide assistance and development support to the communities in which it operates and to deserving institutions at large.

The Company implemented a new Memorandum of Incorporation (MOI) which was approved at a shareholder meeting in 2012. The MOI of its subsidiaries was regularised before the deadline date of 1 May 2013.

In 2013, the Group applied the principles contained in King III and implemented the King III principles and recommendations across the Group.

Sibanye complies with the principle that companies should remunerate directors and executives fairly and responsibly. The Remuneration Committee develops a remuneration policy aligned with the strategy of Sibanye and linked to individual performances. This policy addresses the base pay, bonuses, employee contracts, severance and retirement benefits and share-based and other long-term incentive schemes.

The one exception is the King III recommendation that employment contracts should not compensate executives for severance because of change of control (although this does not preclude payments for retaining key executives during a period of uncertainty).

All 75 King III principles are recorded in the compliance schedule on Sibanye’s website, detailing the principles and the corresponding explanations.

Sibanye complied with all of the mandatory specific governance requirements contained in paragraph 4.84 of the JSE listing requirements during the 2013 financial year.

The Group’s Code of Ethics requires its directors, officers and employees to conduct business in an ethical and fair manner and it promotes a socially-and environmentally-responsible culture. The Audit and Risk Committee is responsible for ensuring compliance with the Code of Ethics.

In addition to meeting the requirements of King III and SOX, the Group also meets the relevant requirements of the Dodd-Frank Act (2010), the Foreign Corrupt Practices Act (1977), the UK Bribery Act (2010), the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (1997), the UN Convention against Corruption (2003) and South Africa’s Prevention and Combating of Corrupt Activities Act (2004).

Employees, suppliers and customers are encouraged to report irregularities and misconduct without fear of victimisation using an independently managed, anonymous, toll-free line.

Sibanye has established policies and procedures dealing with HIV/AIDS in the workplace and has a voluntary testing programme that has resulted in a significant number of employees taking ownership of their HIV/AIDS status. With the help of management and using independent service providers, those in need are able to get counselling and antiretroviral (ARV) treatment.

In 2013 the Group remained committed to its corporate social investment (CSI) and local economic development (LED) initiatives. These cover a broad range of programmes and activities including promoting home ownership and developing human capital through education. Sibanye’s support of educational initiatives includes portable skills, bursaries, learnerships, adult basic education and training (ABET) courses and maths/science programmes. A brick-making project, waste-management centres, community centres, a library and a number of agricultural development projects are among the other projects that receive Group support.

Strategic accountable leadership

Sibanye Gold Integrated Report  39

STRATEGIC ACCOUNTABLE LEADERSHIP CORPORATE GOVERNANCE REPORT

corporate governance report continued

BOARD OF DIRECTORS

The Company’s MOI requires no fewer than four and no more than 15 members on the Board of Directors. The Board currently comprises 11 members. Nine of these are independent, non-executive directors and the two executive directors hold the positions of CEO and CFO. Zola Skweyiya was appointed as the eleventh member and as an independent, non-executive director on 1 October 2013. He is eligible and available for election.

The roles of the Chairman of the Board and the CEO are separate.

The Board, advised by the Nominating and Governance Committee, ensures that the candidates for election as independent, non-executive directors are reputable, competent and experienced and are willing to devote the necessary time to the role.

The Board of Directors’ Charter outlines the objectives and responsibilities of the Board (see pages 40 and 41) and all Board sub-committees operate in accordance with written terms of reference, which are regularly reviewed by the Board. The Board takes ultimate responsibility for the Group’s adherence to sound corporate governance standards and sees to it that all business judgements are made with reasonable care, skill and diligence.

The executive directors and the Company Secretary keep the Board informed of all developments in the Group.

The current membership of all the Board sub-committees is disclosed on pages 41 to 43.

The Board is required to meet at least four times a year and held its first Board meeting on 8 February 2013 with all Board members attending.

Remuneration

The Board obtains independent advice before making

recommendations to shareholders for the remuneration of non-executive directors. The remuneration is paid only in accordance with a special resolution approved by the shareholders within the previous two years.

Non-executive directors only receive remuneration due to them as members of the Board. Directors serving on Board sub-committees receive additional remuneration. Details of the directors’ remuneration packages as well as those of the prescribed officers are disclosed in the Remuneration Report on pages 68 to 73.

Monitoring performance

In 2013, and in line with recommendations of King III, the Board carried out a rigorous evaluation of the independence of directors.

The Chairman is appointed annually by the Board which, with the assistance of the Nominating and Governance Committee, carried out a rigorous review of the Chairman’s performance and independence during 2013. The Board concluded that there were no factors that impaired his independence and appointed the Chairman for another year. The corporate secretary conducted a detailed assessment of the performance of the Board and its committees.

The assessments found the structures and processes governing the Board and its committees were well established and functioning satisfactorily. It also found that the Board had fulfilled its role and responsibilities, and had discharged its duties to Sibanye and its responsibilities to shareholders and stakeholders in an exemplary manner.

The performance of the Company Secretary was evaluated by the Board. The Board was satisfied with his competence, qualifications and experience and maintaining an arms-length relationship with the Board.

Rotation and retirement from the Board

In accordance with the MOI, one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM.

Board of Directors’ Charter

The Board reviewed and re-assessed the adequacy of the Board of Directors’ Charter (Charter). This document compels directors to promote the vision of the Group, while upholding sound principles of corporate governance. Directors’ responsibilities under the Charter include:

•	determining the Group’s Code of Ethics and conducting the Group’s affairs in a professional manner, upholding the core values of integrity, transparency and enterprise;
•	evaluating, determining and ensuring the implementation of corporate strategy and policy;
•	determining compensation, development, skills development and other relevant policies for employees;
•	developing and setting best-practice disclosure and reporting practices that meet the needs of all stakeholders;
•	authorising and controlling capital expenditure and reviewing investment capital and funding proposals;
•	constantly updating the risk management systems, including setting management expenditure authorisation levels and exposure limit guidelines; and
•	reviewing executive succession planning and endorsing senior executive appointments, organisational changes and general remuneration policies.

40  Sibanye Gold Integrated Report

In this regard the Board is guided by the Remuneration Committee, the Audit and Risk Committee as well as by the Nominating and Governance Committee.

The Board considers that this Integrated Report and associated reports comply in all material respects with the relevant statutory requirements of the various regulations governing disclosure and reporting by Sibanye; and that the consolidated financial statements comply in all material respects with U.S. GAAP. As such, the Board has approved the content of the Integrated Report 2013, including the consolidated financial statements on 29 April 2014.

BOARD COMMITTEES

The Board has formed the following committees in compliance with good corporate governance:

•	Audit and Risk Committee
•	Remuneration Committee
•	Nominating and Governance Committee
•	Safety, Health and Sustainable Development Committee
•	Social and Ethics Committee (to comply with the statutory requirements of the Companies Act).

All these committees are composed exclusively of independent non-executive directors except for the Safety, Health and Sustainable Development Committee of which the CEO is also a member. The committees are all chaired by an independent non-executive director and operate in accordance with written terms of reference which have been approved by the Board.

Board meetings and attendance

Date
Director	8/2	13/5	15/5	6/8	5/11	6/12
Moloko, Sello	Ö	Ö	Ö	Ö	Ö	Ö
Cumming,Timothy	–	Ö	Ö	Ö	Ö	Ö
Davison, Barry	–	Ö	Ö	Ö	Ö	Ö
Froneman, Neal	Ö	Ö	Ö	Ö	Ö	Ö
Keyter, Charl	Ö	Ö	Ö	Ö	Ö	Ö
Menell, Richard	Ö	Ö	Ö	Ö	Ö	Ö
Nika, Nkosemntu	–	Ö	Ö	Ö	Ö	Ö
Rayner, Keith	Ö	Ö	Ö	Ö	Ö	Ö
Skweyiya, Zola	–	–	–	–	Ö	Ö
van der Merwe, Susan	–	Ö	Ö	Ö	Ö	Ö
Vilakazi, Jerry	Ö	Ö	Ö	Ö	Ö	Ö

[1]	Messrs Cumming, Davison, Nika and van der Merwe were appointed to the Board on 21 February 2013.

[2]	Dr Skweyiya was appointed to the Board on 1 October 2013.

THE AUDIT AND RISK COMMITTEE

Keith Rayner (Chairman)

Richard Menell

Nkosemntu Nika

Susan van der Merwe

This committee monitors and reviews Sibanye’s accounting controls and procedures, including the effectiveness of its information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; half-yearly reports, the Form 20-F; the consolidated annual financial statements; the accounting policies of Sibanye and any proposed revisions thereto; external audit findings and reports, and the approval thereof; and compliance with applicable legislation and requirements of regulatory authorities and Sibanye’s Code of Ethics.

The CFO’s expertise was evaluated by the Audit and Risk Committee. The committee is satisfied that the incumbent has the appropriate expertise and experience to carry out his duties as the financial director of the Group and that he is supported by qualified competent senior staff.

The committee reviewed and assessed the independence of the external auditors, including their confirmation in writing that the criteria for independence as set out in the rules of the Independent Regulatory Board for Auditors and international bodies have been followed. The committee is satisfied that KPMG Inc. is independent of the Group.

Sibanye’s CFO and internal and external auditors as well as management attend all the Audit and Risk Committee meetings and have unrestricted access to the chairman of this committee. The Audit and Risk Committee, in turn, communicates freely with other members of the Board not serving as members of the Audit and Risk Committee. To effectively perform its functions, the Audit and Risk Committee meets at least quarterly, but more frequently if required.

The Sarbanes-Oxley Act requires the Board to identify a financial expert from within its ranks. The Board has resolved that the committee’s Chairman, Keith Rayner, is the Audit Committee’s financial expert.

Membership and attendance of the Audit and Risk Committee

Date
Director	27/2	14/3	28/3	14/5	5/8	4/11
Rayner, Keith	Ö	Ö	Ö	Ö	Ö	Ö
Menell, Richard	Ö	Ö	Ö	Ö	Ö	Ö
Nika, Nkosemntu	Ö	Ö	Ö	Ö	Ö	Ö
van der Merwe, Susan	Ö	Ö	Ö	Ö	Ö	Ö

Strategic accountable leadership

Sibanye Gold Integrated Report  41

STRATEGIC ACCOUNTABLE LEADERSHIP CORPORATE GOVERNANCE REPORT

corporate governance report continued

AUDIT AND RISK COMMITTEE STATEMENT

Based on information from the discussions with management and external auditors, the Audit and Risk Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal financial controls during the year and that the financial records can be relied upon as the basis for preparation of the consolidated financial statements.

The Audit and Risk Committee considered and discussed this Integrated Report with both management and the internal and external auditors. During this process, the committee:

•	evaluated significant judgements and reporting decisions;
•	determined that the going concern basis of reporting is appropriate;
•	evaluated the material factors and risks that could impact on the Integrated Report;
•	evaluated the completeness of the financial and sustainability discussion and disclosures; and
•	discussed the treatment of significant and unusual transactions with management and the internal and external auditors.

The Audit and Risk Committee considers that this Integrated Report complies in all material respects with the statutory requirements of the various regulations governing disclosure and reporting of the consolidated financial statements. The consolidated financial statements comply in all material respects with U.S. GAAP. The Audit and Risk Committee has recommended to the Board that the consolidated annual financial statements be adopted and approved by the Board.

THE NOMINATING AND GOVERNANCE COMMITTEE

Sello Moloko (Chairman)

Richard Menell

Jerry Vilakazi

This committee is responsible for ensuring that new directors undergo an appropriate induction process; recommending to the Board the need for Board participation in continuing-education programmes; identifying and recommending to the Board successors to the Chairman and CEO; developing the approach of Sibanye to matters of corporate governance; and making recommendations to the Board concerning such matters.

Membership and attendance of the Nominating and Governance Committee

Date
Director	14/5	5/8	4/11
Moloko, Sello	Ö	Ö	Ö
Vilakazi, Jerry	Ö	Ö	Ö
Menell, Richard	Ö	Ö	Ö

THE REMUNERATION COMMITTEE

Timothy Cumming (Chairman)

Barry Davison

Sello Moloko

Nkosemntu Nika

This committee is responsible for determining Sibanye’s remuneration policy and the practices needed to attract, retain and motivate high-performing executives who are demonstrably aligned with Sibanye’s corporate objectives and business strategy; and for ensuring that remuneration levels relative to other comparable companies are pitched at the desired level taking relative performance into account.

The Remuneration Committee also reviews, on behalf of the Board, both the remuneration levels of senior executives and management share-incentive schemes and the related performance criteria and measurements. To perform these functions the Remuneration Committee meets quarterly, or more frequently if required.

Membership and attendance of the Remuneration Committee

Date
Director	14/5	5/8	4/11
Cumming,Timothy	Ö	Ö	Ö
Davison, Barry	Ö	Ö	Ö
Moloko, Sello	Ö	Ö	Ö
Nika, Nkosemntu	Ö	Ö	Ö

42  Sibanye Gold Integrated Report

THE SAFETY, HEALTH AND SUSTAINABLE DEVELOPMENT COMMITTEE

Barry Davison (Chairman)

Neal Froneman

Sello Moloko

Susan van der Merwe

Richard Menell

This committee reviews adherence to occupational health, safety and environmental standards by Sibanye. The committee seeks to minimise mining-related accidents, to ensure that Sibanye’s operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters.

Membership and attendance of the Safety, Health and Sustainable Development Committee

Date
Director	13/5	5/8	4/11
Davison, Barry	Ö	Ö	Ö
Froneman, Neal	Ö	Ö	Ö
Moloko, Sello	Ö	Ö	Ö
Menell, Richard	Ö	Ö	Ö
van der Merwe, Susan	Ö	Ö	Ö

THE SOCIAL AND ETHICS COMMITTEE

Jerry Vilakazi (Chairman)

Timothy Cumming

Barry Davison

Sello Moloko

Keith Rayner

This committee is responsible for discharging its statutorily imposed duties as outlined in section 72 of the Companies Act and the applicable regulations, which include monitoring Sibanye’s activities in relation to relevant legislation, other legal requirements and prevailing codes of best practice regarding:

(i)	the social and economic development;
(ii)	good corporate citizenship;
(iii)	the environment, health and public safety and the impact on Sibanye’s activities, products and services;
(iv)	consumer relations; and
(v)	labour and employment legislation.

The Social and Ethics Committee must bring any matters relating to this monitoring to the attention of the Board and report to shareholders at the AGM. The Board seeks the assistance of the Social and Ethics Committee in ensuring that Sibanye complies with best practice recommendations in respect of social and ethical management.

Membership and attendance of the Social and Ethics Committee

Date
Director	14/5	5/8	4/11
Vilakazi, Jerry	Ö	Ö	Ö
Cumming,Timothy	Ö	Ö	Ö
Davison, Barry	Ö	Ö	Ö
Moloko, Sello	Ö	Ö	Ö
Rayner, Keith	Ö	Ö	Ö

EXECUTIVE DIRECTORS AND EXECUTIVE COMMITTEE

Neal Froneman (CEO)

Charl Keyter (CFO)

Peter Turner (COO)

Cain Farrel (Company Secretary)

Shadwick Bessit

Hartley Dikgale

Nash Lutchman §

Dawie Mostert

Adam Mutshinya

Dick Plaistowe**

Wayne Robinson**

Marius Saaiman*

Richard Stewart**

Robert van Niekerk

James Wellsted

Sibanye’s Executive Committee meets on a regular basis to discuss and make decisions on the strategic and operating issues facing Sibanye.

§	appointed 1 March 2014
*	appointed 1 February 2014
**	appointed 1 March 2014, in terms of the Cooke Interim Management Agreement

RISK MANAGEMENT

The total process of risk management, which includes the related systems of internal control, is the responsibility of the Board. Management is accountable to the Board for designing, implementing and monitoring an integrated process of risk management into the daily activities of Sibanye. The Board, through the Audit and Risk Committee, ensures that management implements appropriate risk management processes and controls.

Strategic accountable leadership

Sibanye Gold Integrated Report  43

SUSTAINABILITY SUSTAINABILITY SUMMARY

sustainability summary

BEATRIX

16,821ha
Lease area

Until 2019
New order mining right

8,528
Employees

R209m
SED expenditure

DRIEFONTEIN

8,561ha
Lease area

Until 2037
New order mining right

12,635
Employees

R545m
SED expenditure

KLOOF

20,087ha
Lease area

Until 2027
New order mining right

11,235
Employees

R296m
SED expenditure

Limpopo
Johannesburg
Mpumalanga
North West
KwaZulu-Natal
Free State
Lesotho
Durban
Northern Cape
Eastern Cape
Western Cape
Cape Town

All three operations are wholly owned.

44  Sibanye Gold Integrated Report

Kloof comprises five shaft systems mining intermediate to ultra-deep-level gold bearing reef at depths of between 1,300m and 3,500m below surface. The shaft systems include five operational sub-vertical shafts and one tertiary shaft. Underground ore and low-grade surface rock dumps are processed through three metallurgical plants with a combined mill throughput capacity of approximately 5.6Mtpa.

Driefontein comprises seven shaft systems mining shallow to ultra-deep-level gold bearing reef at depths of between 700m and 3,420m below surface. The shaft systems include five sub-vertical shafts and two tertiary shafts. Underground ore and low-grade surface rock dumps are processed through three metallurgical plants with a combined mill throughput capacity of approximately 5.9Mtpa.

Beatrix comprises three shaft systems where gold-bearing reef is mined at depths varying from 700m to 2,200m below surface. Underground ore and low-grade surface rock dumps are processed through two metallurgical plants with a combined mill throughput capacity of approximately 4.4Mtpa.

Sustainability

Sibanye Gold Integrated Report  45

SUSTAINABILITY HUMAN CAPITAL

human capital

The health, knowledge, skills, intellectual outputs, motivation and capacity for relationships of the individual are important as organisations depend on individuals to function – a healthy, motivated and skilled workforce is necessary. Damage to human capital by abuse of human or labour rights, or by compromising health and safety, has direct as well as reputational costs.

Sibanye recognises its employees as its most important asset. Efforts to develop and empower employees form part of a drive to continuously improve the quality of life of those who sustain the Group’s business.

The safety, health and wellbeing of employees takes precedence over production at all times.

As people are the mainstay of Sibanye, it is essential that the Group invests in its employees to ensure the sustainability of the business. The Sibanye Academy provides human capital development services to the Group. The skills and knowledge acquired by employees, through training or experience, increase their value not only to Sibanye but in the marketplace.

Sibanye’s operations are located adjacent to formal and informal communities. Training and development of community members who are not employees are also part of human-capital development (as they may become employees) but also form part of the Group’s role and obligations in respect of socioeconomic development.

Sibanye upholds the labour rights of employees and its policies ensure fair and equitable treatment consistent with South Africa’s employment equity requirements.

EMPLOYMENT AT SIBANYE

At the end of 2013, Sibanye employed 36,274 people (33,773 full-time, permanent employees and 2,501 contractors). This represents a decrease in permanent employees of 13% and a decrease in contractors of 37%. Refocusing the business and restructuring operations to align with longer-term sustainable production levels resulted in a reduction of the total number of employees by 5,810 people. This reduction was largely achieved through voluntary separations, voluntary early retirement, redeployment and natural attrition, with only 39 employees retrenched from the Group. Removing layers of management was an important focus of the restructuring, bringing expertise and experience as close to the rock face as possible.

As far as possible, Sibanye seeks to employ local people at its operations. At the end of 2013, 25% of its employees could be defined as local (drawn from within the province of operation). A large percentage of employees with core skills, experience and many years of loyal service are however still drawn from other provinces in South Africa and neighbouring countries (labour-sending areas).

SAFETY AND HEALTH

Gold mining by its nature involves risk and the process must be effectively managed in the quest for zero harm. Sibanye’s vision is that every employee has the right to a healthy and safe working environment. The Group’s safety strategy seeks compliance as a minimum while engineering out safety risks and collaborating with stakeholders, including employee representatives and the DMR, to improve performance.

Awareness and behaviour-based safety programmes are in place to reduce incidents that cause injuries. Similarly, programmes are in place to equip employees with the information they need to reduce hazards and eliminate risks so that they may enjoy a safe and healthy workplace.

Employees are actively encouraged to exercise their right to refuse to work if they believe that conditions are unsafe.

Engineering out safety risks at Sibanye’s operations remains a key priority for the Group, and a number of

46  Sibanye Gold Integrated Report

ongoing and extensive safety risk-management initiatives have contributed significantly towards a reduction in the severity of safety incidents. In particular, these initiatives relate to reducing falls of ground, seismic and tramming incidents, which accounted for approximately 37% of injuries in 2013. Sibanye has measures in place to manage seismic risk.

Tramming entails moving people, material and ore using railbound equipment, including locomotives, hoppers and other rail cars. The rolling out of a fail-safe command system has continued and is expected to be completed on target by mid-2014.

It is pleasing to report a significant reduction – of some 41% – in the fatal injury frequency rate (FIFR) to 0.10 per million hours worked (2012: 0.17). Other safety indicators also improved during the year.

A total of 55 work stoppages were imposed by the DMR (Section 54 notices) in 2013 (2012: 49).

OCCUPATIONAL HEALTH

Sibanye aims to create a working environment that is conducive to the long-term, holistic wellbeing of employees and contractors.

The Group’s health programme addresses general health management, individual safety behaviour, lifestyle management, education and development.

Noise induced hearing loss (NIHL), chronic obstructive airways disease (COAD), cardio-respiratory tuberculosis (CRTB) and silicosis are the most significant occupational diseases, while HIV/AIDS, hypertension and diabetes mellitus are the most challenging overall health concerns.

All employees undergo initial and annual medical surveillance, the scope and practice of which are aligned to legal requirements and regional health and safety risks. These assessments are aimed at prevention, early detection and treatment of occupational diseases.

As with safety risks, Sibanye reduces occupational health risks by proactive engineering aimed at reducing noise and dust levels. A number of key environmental management measures are in place to reduce noise and dust.

NIHL is a preventable disorder, even in noisy environments, and is mostly caused by repeated exposure to sound at or above 85 decibels (dBA) over a prolonged period of time. Sibanye seeks to reduce employee exposure to noise by minimising noise at source, and making employees aware of the importance of wearing hearing protection devices.

COAD is characterised by chronically poor airflow, resulting in shortness of breath, coughing and sputum production. A number of different causes can contribute to this inflammatory response in the lungs. It results in a narrowing of the small airways and breakdown of lung tissue known as emphysema or chronic bronchitis. Various measures have been implemented to reduce employee exposure to air polution at work.

Silicosis is caused by dust particles, which are small enough to reach the small airways of the lung. Free silica (SiO2), also known as crystalline quartz, is found across a broad range of industries, including mining.

TB is recognised as an important health hazard in the industry with silica exposure and silicosis as causes. CRTB is a common and, in certain cases, lethal infectious disease, which typically attacks the lungs, pleura and heart. It is a significant health risk in southern Africa, due to the symbiotic relationship between TB, HIV and silica-dust exposure.

Sibanye has designed a comprehensive strategy to raise awareness and reduce the burden of disease, including annual TB screening for all employees, voluntary HIV testing, freely available Highly Active Anti-Retroviral Treatment (HAART) and TB

Sustainability

Sibanye Gold Integrated Report  47

SUSTAINABILITY HUMAN CAPITAL

human capital continued

drugs, as well as post-employment TB management.

TRANSFORMATION

Employment equity legislation in South Africa is aimed at redressing the imbalances of the past by promoting equal opportunity, eliminating discrimination and implementing affirmative-action measures.

The attraction and retention of HDSAs and women in management continues to be a significant challenge for the mining sector and Incentive schemes are in place to address this issue.

Sibanye’s employment-equity programme complies with applicable legislative requirements.

HOUSING AND LIVING CONDITIONS

Sibanye recognises that decent accommodation is important for employee wellbeing and morale and is guided by the MPRDA and the Mining Charter in respect of housing and accommodation for employees and contractors.

The majority of Sibanye’s workforce come from labour-sending areas – 29.9% of employees have their primary homes and families in other countries, other provinces or other regions.

Of the 36,274 people employed by Sibanye at the end of 2013, 13,469 employees (37.1%) lived in hostels provided by the Group; 6,495 employees (17.9%) live in family accommodation provided by the Group; and 12,686 people (35%) opted to receive living out allowances (LOAs).

Meals served at Group-provided accommodation are prepared according to a meal plan drawn up by clinical dieticians with the energy, macro- and micro-nutrient content rigorously monitored. On average, more than 40,000 meals are served to employees each day.

Sibanye’s housing programme, which was first initiated by Gold Fields in 2006, is continuing. To date R607.6 million has been spent on building new houses and on hostel upgrades. A total of 644 new homes have been provided to employees, with 100 handed over in 2013.

COLLECTIVE BARGAINING

Sibanye upholds the right of employees, contractors and suppliers to exercise freedom of association and collective bargaining and to participate in industrial action. Wages and other conditions of service for the majority of employees are negotiated biennially at a centralised level under the auspices of the Chamber of Mines. Agreement in respect of wages and conditions of service was reached with the NUM, Solidarity and UASA in September 2013. Three production days were lost as a result of protected strike action called by the NUM.

While AMCU was not party to the final agreement, the agreement was applied to all Sibanye employees as the NUM, Solidarity and UASA collectively represented more than 72% of employees employed by the gold companies represented by the Chamber of Mines at the time.

The agreement reached has seen the cost of labour increase by between 7.5% and 8%. While this is below the double-digit increases demanded by organised labour, it exceeds the country’s inflation target of up to 6%. Labour makes up a significant portion (55%) of on-mine costs. In contrast with the events of 2012, the 2013 period was not marred by violence.

TRAINING AND DEVELOPMENT

Enhancing human capital through education and training is central to a sustainable business. Sibanye is committed to developing knowledge, skills, attitudes and behaviours of employees to achieve the desired levels of performance for organisational, personal and broader social objectives.

48  Sibanye Gold Integrated Report

Sibanye provides human capital development opportunities in a number of ways. these include ABET, portable skills training, learnership programmes, bursaries and study assistance.

The Sibanye Academy provides human capital services to the group. The academy is fully accredited by the Mining Qualifications Authority and has programme approval from a number of other Sector Education and Training Authorities. Satellite campuses are located at the operations and are managed by the Academy.

Training and development interventions are based on business needs and are focused on developing employees and communities. During 2013, Sibanye reviewed its SLP targets to ensure that these are in line with business needs. Where business needs are lower than the targets outlined in the Group’s SLPs, communities are afforded training and development opportunities. Opportunities for recruitment are advertised within the organisation, within communities (local and labour-sending areas) and at learning institutions.

In 2013, the Group spent R316 million on human capital development (2012: R315 million).

A total of 7.86 million training hours were provided.

‘Sibanye has 45% HDSAs in management.’

Sustainability

Sibanye Gold Integrated Report  49

SUSTAINABILITY SOCIAL CAPITAL

social capital

Organisations rely on social relationships and interactions to achieve their objectives. Value added to the activities and economic outputs of an organisation by human relationships, partnerships and co-operation are, therefore, important. Internally, social capital takes the form of shared values, trust, communications and shared cultural norms, which enable people to work cohesively and thus enable the organisation to operate effectively. Externally, social structures help create a climate of consent, or a social licence to operate, in which trade and the wider functions of society are possible. Organisations also rely on wider socio-political structures to create a stable society in which to operate (such as government and public services, effective legal systems, trade unions and other organisations).

Sibanye is committed to the objectives and spirit of the Mining Charter. The Group understands, that it takes more than compliance to earn its licence to operate. Its efforts and programmes are therefore aimed at making a lasting and meaningful difference in the communities in which it operates and from which its labour is drawn.

Sibanye holds new order mining rights for the Beatrix, Driefontein and Kloof operations which allow it to mine gold and associated minerals. The Group was required to submit SLPs as part of the documentation, detailing its compliance with the provisions of the Mining Charter. An account of its performance against the SLP targets developed for the period from 2012 was also submitted.

The SLP for the Beatrix Operation for the period 2012 to 2016 was approved in April 2013 and implementation is underway; SLPs for Driefontein and Kloof for the same time period have not yet been approved although they were both submitted in January 2012. Despite the delay in approval, the Gauteng office of the DMR subjected Driefontein to a compliance inspection on 20 September 2013. The inspection resulted in the issuing of a directive to rectify shortcomings that were identified during the audit. Areas of concern were related to transformation, qualitative aspects of SLP implementation, impact assessments, and alignment of housing programmes with local and national governments’ human settlements programmes. Corrective action was taken by various departments and a high-level team presented the report to the DMR on 15 November 2013. The DMR was satisfied with the presentation and reports submitted.

The Group engages with all its stakeholders in terms of the Sibanye Corporate Communications and Engagement Strategy, which has been developed to set out the principles and approach the Group follows in its internal and external communications and engagement in the short to medium term. This process reflects the Group’s corporate aims and objectives, and is critical to the development of key initiatives and projects to improve efficiencies and effectiveness. The strategy is evolving and is supplemented by regular departmental plans which set out individual communications plans in detail.

In 2013 Sibanye undertook an evaluation, of its activities and the effects on the community, and defined these under the banner of socio-economic development (SED), rather than the more-narrowly focused definition of corporate social investment (CSI). SED activity and expenditure relates to all projects that are:

•	external to the core business needs;
•	influential in uplifting communities;
•	guided by a strong development approach; and
•	linked to infrastructure investment that benefits communities beyond the closure of the mine.

50  Sibanye Gold Integrated Report

Components of SED, include local economic development (LED) (including enterprise development, procurement and infrastructure development), education, training, conservation and the environment, as well as arts and culture.

LED is a significant component of SLPs. The Sustainable Development Department engages with local municipalities to ensure alignment of community development projects with Integrated Development Plans (IDPs). Sibanye undertakes LED projects for host communities in the vicinity of mining operations and others in labour-sending areas. Communities in rural areas of South Africa, while geographically removed from mining operations in Gauteng and the Free State, are important providers of labour to the Group.

The LED sections of the Group’s SLPs are currently being reviewed to ensure implementation success and greater levels of impact. Interim findings indicate that the projects that have been implemented to date, while aligned with the local municipalities’ IDPs and approved by the DMR, do not necessarily have the desired impacts on host and labour-sending areas. The lessons learned have prompted Sibanye to consider a different approach towards LED projects. To this end, the Group has decided to:

•	focus on fewer projects with greater impact;
•	focus on community development, education, agriculture/environment, and health;
•	consider options in this regard ranging from CSI to infrastructure and enterprise development;
•	ensure that all role players have had an opportunity to influence the decision on how best to invest the money that is made available for LED in terms of the Group’s budgeting process;
•	enable this through the creation of a tripartite engagement platform that will assist in making appropriate decisions about LED projects, and will include DMR and municipality representation; and
•	provide ongoing feedback on the projects that have been approved for implementation.

The magnitude of issues in communities interested in and affected by Sibanye’s activities is so large that LED projects alone cannot adequately address major community issues such as unemployment and poverty. The responsibility for finding solutions for these larger issues cannot reside with Sibanye alone, and will require co-operation between all stakeholders.

In light of recent developments in the industry, and increased community needs, Sibanye’s approach to LED and community development is under revision. Initially Sibanye will focus on identifying connections between the needs of the community and its own strategic imperatives. An example of this is the plan to construct critical infrastructure such as clinics and aligning efforts to eradicate TB with DoH community programmes. These are good examples of the kind of linkages that can be achieved.

Sustainability

Sibanye Gold Integrated Report  51

SUSTAINABILITY NATURAL CAPITAL

natural capital

Natural resources (energy and matter) and processes are needed to produce products and deliver services, including sinks that absorb, neutralise or recycle waste (such as forests), resources (some renewable, others not) and processes (such as climate regulation and the carbon cycle) that enable life to continue in a balanced way. All organisations rely on natural capital to some degree and have an environmental impact; consuming energy and creating waste. Organisations need to be aware of the limits in the use of the natural environment, and to operate accordingly.

Sibanye is committed to the responsible stewardship of natural resources for present and future generations. The Group takes a precautionary approach in all activities by:

•	assessing and meeting the requirements of industry standards with respect to environmental management practices;
•	implementing, maintaining and integrating internationally recognised environmental management systems (EMSs) that ensure continuous improvement of environmental performance and the prevention of pollution through recognised practices;
•	complying with applicable legal and other requirements relating to environmental aspects;
•	using resources efficiently and managing all waste streams responsibly;
•	contributing to the conservation of biodiversity and applying integrated approaches towards closure and post-mining land-use planning; and
•	establishing an appropriate level of awareness and training of employees with environmental responsibilities, as required.

MORE THAN COMPLIANCE

Sibanye’s approach to environmental management is risk-based, with a strong focus on management assurance, legal compliance and, ultimately, mine closure. The Group’s approach is, therefore, integrated within its broader Sustainable Development Framework.

An overarching EMS that is aligned with the ISO 14001 standard is in place across the group, with appropriate operating procedures at an operational level. Sibanye’s EMPs, one of the pillars of its legal right to mine the resource, are legally binding commitments that have been agreed with the regulators. The EMP is based on sound environmental management principles and associated risks and, incorporates risk management and the mitigation measures implemented.

Materials used

Sibanye in the course of its normal business mines significant amounts of gold bearing ore and associated waste rock. Sibanye’s emphasis on quality mining ensures that the Group removes as little waste rock as possible and focuses on removing the gold-bearing reef. The reprocessing of surface gold-bearing material supplements the processing stream and has a positive environmental impact.

Hydrometallurgical extraction is the only economically viable method of extracting gold from the gold bearing ore and involves a leaching step during which gold is dissolved in an aqueous medium. This is followed by the separation of the gold-bearing solution from the residues, or adsorption of the gold onto activated carbon. As gold is not soluble in water, cyanide is used to stabilise gold in solution and, with oxygen, is used to dissolve the gold.

While cyanide is less costly and potentially less harmful than other reagents with similar properties, there are risks associated with its storage and use. All of Sibanye’s mines and plants comply with the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold. (Beatrix was last certified in February 2012, Driefontein in August 2012 and Kloof in December 2012).

Water management

Water is a critical resource for the Group and for South Africa as a whole, and one which Sibanye manages with care.

Sibanye focuses on achieving integrated dynamic mine water management through the SibanyeAMANZI Project. This is aligned with the Group’s business model in terms of the integrated mine water plan.

All three of Sibanye’s operations are water-positive, which means they need to pump significant quantities of underground water to dewater for safety purposes. Neither the quantity nor the quality of water sources (fissure or potable water sources) is under threat. However, the future cost of water remains a risk.

The receipt of integrated water use licences (IWULs) remains a concern for the mining industry as a whole, with a significant backlog in their issuances by the DWA. In the absence of issued or valid IWULs, water management is conducted taking cognisance of current legislation and the permits, exemptions and directives that have been issued.

Energy

The gold-mining industry is a significant user of energy, and is vulnerable to variations in energy supply and cost. Given the national power utility Eskom’s difficulties in meeting energy demand, security of supply is by no means certain. Eskom’s reliance on fossil fuel based energy exposes its clients to impending carbon tax.

52  Sibanye Gold Integrated Report

As a Group, Sibanye is committed to monitoring usage, researching and developing new strategies for efficient energy use, complying with legislation and encouraging its business partners to adopt similar principles.

Sibanye has undertaken numerous energy-saving, load-clipping and load-shifting projects over the years. The latter is aimed at reducing usage when consumer demand peaks and are often funded by Eskom Integrated Demand Management.

Although Sibanye has reduced energy consumption, a significant portion of this reduction has been as a result of downscaling operations and reduced production over the years. In 2013 Sibanye achieved a saving of 33.4MW compared to 2012 due to various initiatives and projects. However, there was also a 6.9MW increase as a result of new load that came on line during 2013 due to increased production.

Sibanye seeks to make use of alternative energy sources, where feasible, in order to offset fossil-fuel generated Eskom energy. The Beatrix methane project and the concentrated solar power (CSP) plant at Driefontein are examples.

Carbon management

Sibanye’s Carbon Management Strategy (CMS) is integrated with its approach to energy management, given that its carbon footprint is dominated by its energy use and, in particular, the use of fossil-based electricity sourced from Eskom.

In terms of Sibanye’s Integrated Energy and Carbon Management Strategy (IECMS), the Group seeks to understand and manage its energy/carbon footprints, investigate renewable energy sources, invest in energy saving equipment with improved efficiencies and empower employees with knowledge and awareness.

While energy-consumption targets are set and measured at an operational level, translations from energy consumption into carbon intensities are conducted as part of the on-going carbon-footprinting exercise. Depth of mining and ore yields are taken into consideration when setting carbon intensity ratios.

The Beatrix methane project, which captures and utilises methane for electricity generation, as well as the ventilation fans projects at Beatrix, Driefontein and Kloof have contributed to the optimisation and reduction of carbon dioxide (CO2) emissions. Another carbon-reduction project at Beatrix was registered under the Clean Development Mechanism (CDM) of the Kyoto Protocol in late 2013. It involves the installation of energy-efficient axial ventilation fans in the mine’s underground operations.

Sibanye is also involved in a number of projects in collaboration with Eskom, supporting the use of renewable energy such as solar power, and climate-change adaptation initiatives such as the optimal TSF Cover Design Study.

Land management

In 2013 Sibanye owned or held licences over approximately 36,690ha of land; only 7,449ha of land have been disturbed by mining and processing activities. A Biodiversity Action Plant (BAP) has been developed for Driefontein, while a biodiversity assessment that will inform a BAP for Kloof is underway. A similar process will be undertaken for Beatrix in 2014.

Sibanye aims to work towards final land use at all stages of operation. A land-use survey was, therefore,

conducted to determine current and proposed activities within the areas of operation. Importantly, the Group’s aim is to link its LED projects with land management and rehabilitation to ensure sustainable land use that will be viable once mining operations come to an end.

Closure planning is closely linked to the Group’s life-of-mine plans. Interim closure plans are in place and are reviewed every two years. Detailed closure plans will be developed for all operations from 2014. Where possible, demolition and rehabilitation takes place during the operational phase.

Sibanye’s closure liabilities are assessed on an annual basis by Golder Associates (Proprietary) Limited, and it has the requisite trust funds and insurance guarantees in place to provide for closure.

Sustainability

Sibanye Gold Integrated Report  53

SUSTAINABILITY OPERATIONAL REVIEW

operational review

THE BEATRIX OPERATION

Beatrix is located in the Free State province of South Africa, some 240km south-west of Johannesburg, near Welkom and Virginia. Beatrix operates under mining rights covering a total area of 16,821ha.

It is principally an underground mine with nominal surface reserves represented by surface rock dumps accumulated during the operating history of the mine. Beatrix has three operating shaft systems, with two ventilation shafts to provide additional up-cast and down-cast ventilation capacity. Beatrix is serviced by two metallurgical plants.

Beatrix is a shallow to intermediate-depth operation, mining at depths of between 700m and 2,200m below surface. Beatrix has access to the national electricity grid and to water, road and rail infrastructure and is located near regional urban centres where it can routinely obtain supplies.

The present scope of operations is the result of the consolidation on 1 July 2002 of the adjacent Beatrix and Oryx mines (No 4 shaft, also known as West Section).

Gold mining commenced at Beatrix in 1985 and at Oryx in 1993.

Geology

Beatrix exploits the Beatrix Reef (BXR) at shafts No 1, 2 and 3, and the

Kalkoenkrans Reef (KKR) at shaft No 4. The reefs are developed on the Aandenk erosional surface and dip to the north and north east at between four and nine degrees.

In general, the BXR occurs at depths of between 570m and 1,380m and the KKR at depths of between 1,800m and 2,200m. Both reefs are markedly channelised and consist of multi-cycle, upward-fining conglomerate beds with sharp erosive basal contacts. A general east-west trending pay-zone, some 500m to 800m wide, has been identified east of shaft No 4 and is known as the main channel. Zone 5 extends south of the main channel and represents the majority of the reserves at the operation.

Development at the Beatrix West Section has been reduced significantly since the 2013 underground fire. Further limited development has been approved for 2014 and the main focus areas will be the Syncline and North Block development.

Infrastructure

Beatrix has three producing shaft systems and two gold metallurgical plants with the following capacities:

Shaft system	Hoisting capacity
No 1 – North	138,000tpm
No 3 – South	170,000tpm
No 4 – West	120,000tpm

Processing plant, capacity and recoveries

Plant	Capacity	Recovery factor
No 1 plant (commissioned in 1983)	240,000tpm	95.5%
No 2 plant (commissioned in 1992)	130,000tpm	95.5%

‘Beatrix achieved a 64% reduction in the fatality rate.’

54  Sibanye Gold Integrated Report

Processing occurs by way of carbon-in-leach (CIL) and carbon-in-pulp (CIP) treatment at the No 1 and No 2 plants respectively. In 2004 a Knelson concentrator was installed at No 1 plant which removes gold early in the metallurgical process. A gravity concentrating circuit, which was commissioned in November 2006, was installed at No 2 plant in order to reduce locked-up gold in the mills and to improve the overall recovery.

Operational review

Detailed below are the operating and production results for the past two financial years.

Production	2013					2012
			u/g	Surface	Total	u/g	Surface	Total
Main development	m		17,531	–	17,531	20,117	–	20,117
Area mined	m	[2]	434,438	–	434,438	392,412	–	392,412
Tons milled	‘000		2,371	1,720	4,091	2,069	1,299	3,368
Yield	g/t		3.9	0.3	2.4	4.2	0.3	2.7
Gold produced/sold	kg		9,195	527	9,722	8,656	325	8,981
	‘000oz		295.6	17.0	312.6	278.3	10.4	288.7

Main development decreased year-on-year due to the fire at the West Section and the subsequent re-planning of the development during the Section 189 process. North and South sections increased by 892m and 241m respectively while West Section reduced main development by 3,719m.

The year-on-year increase in the area mined resulted in an increase in the tonnages milled and gold sold, despite a marginal decrease in the yield from underground material. The main reason for the increase in production was the prolonged duration of the industrial action in 2012.

Costs and margins			2013	2012
Capital expenditure		Rm	537	658
– sustaining		Rm	201	211
– ORD		Rm	336	447
All-in cost		R/kg	378,029	380,938
	US$	/oz	1,225	1,447
All-in cost margin		%	13%	12%
Total cash cost		R/kg	319,039	295,176
	US$	/oz	1,034	1,121

Production costs increased due to the above-inflation wage increase effective from 1 July, the increased electricity tariffs, general inflation and the increased production (tons milled increased by 21%). Despite the increase in costs, the All-in cost figure decreased to R378,029/kg.

Sustaining capital remained constant year-on-year. The reduction in the ore reserve development in 2013 was as a result of an assessment at June 2013 that the future economic benefit of Beatrix West Section is not probable, whereafter all ore reserve development was expensed.

Improvements were achieved on all safety indices with the most notable being the 64% reduction in the fatality rate. The rollout of the auditing team’s mid-2013 report resulted in a significant improvement in the physical condition of the underground workings, which contributed toward the achievement of the safety objectives.

During 2013, in consultation with the unions and other stakeholders a Section 189 process was conducted. A large number of employees left the Group by taking voluntary or early retirement packages as part of the Section 189 avoidance measures and forced retrenchments were minimised.

Sustainability

Sibanye Gold Integrated Report  55

SUSTAINABILITY OPERATIONAL REVIEW

operational review continued

THE DRIEFONTEIN OPERATION

Driefontein is located on the Far West Rand, in the mining district of Oberholzer, some 70km south-west of Johannesburg and in Gauteng province. Driefontein operates under mining rights covering a total of 8,561ha.

It is an underground mine with surface reserves represented by rock dumps and tailings storage facilities (TSFs) that have been accumulated throughout the operating history of the mine.

Driefontein has seven operating shaft systems and three metallurgical plants, and operates at depths of between 700m and 3,420m below surface.

Driefontein has access to the national electricity grid and to water, road and rail infrastructure and is located near regional urban centres where it can routinely obtain supplies. Driefontein was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines.

Geology

Gold mineralisation at Driefontein is contained within three reef horizons: the Carbon Leader Reef (Carbon Leader), the Ventersdorp Contact Reef (VCR) and the Middelvlei Reef (MVR), which occur at depths of between 500m and 4,000m. Stratigraphically, the Carbon Leader is situated 40m to 70m below the VCR and MVR, and is a generally high-grade reef comprising different facies. It dips to the south at approximately 25 degrees. The Carbon Leader sub-crops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most-extensively developed in the east, and sub-crops to the west. The MVR is a secondary reef, situated approximately 50m above the Carbon Leader and, at present, is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

Infrastructure

Driefontein comprises seven producing shafts systems and three gold metallurgical plants with the following capacity:

Shaft system	Hoisting capacity
No 1	101,000tpm
No 2	165,000tpm
No 4	57,000tpm
No 5	159,000tpm
No 6*	26,000tpm
No 8	55,000tpm
*	Shaft No 6 Tertiary and 6 Main are currently only operated on a limited scale, with the focus on reclamation and cleaning and shaft No 10 remains a pumping facility.

No 1 plant was upgraded in 2004 with a processing capacity of 240,000 tpm and treats underground ore from the Driefontein shafts. The upgraded circuit at No 1 plant consists of a semi-autogenous (SAG) mill circuit followed by cyanide leaching, CIP and a central Zadra elution facility.

No 2 plant underwent a modernisation and plant upgrade programme in 2003. Driefontein surface rock-dump material is delivered to No 2 plant by rail and truck to the plant feed bunkers. The plant flow incorporates two SAG mills and a ball milling circuit, cyanide leaching and a CIP plant.

No 3 plant, originally commissioned as a uranium plant, was converted to a low-grade surface rock-treatment gold plant in 1998. The plant was constructed using a combination of new as well as existing equipment on site. Similar to No 2 plant, ore is received from surface rock dumps by rail and truck. The plant has four SAG mills followed by cyanide leaching and CIP.

Loaded carbon from No 2 and No 3 plants is trucked to No 1 plant and processed at the central elution and smelting facility. Further upgrading of the No 2 plant is planned for 2014.

Operational review

Detailed below are the operating and production results for the past two financial years.

Processing plant, capacity and recoveries

Plant	Capacity	Recovery factor
No 1 plant (commissioned in 1972)	240,000tpm	97%
No 2 plant (commissioned in 1964)	150,000tpm	85%*
No 3 plant (commissioned in 1998)	100,000tpm	85%
*	Currently at 78% due to decreased leach circuit residence time as a result of failure of two leach tanks. New CIL tanks will be constructed in 2014 to achieve a minimum of 90% recovery.

‘Driefontein comprises seven producing shaft systems and three gold metallurgical plants.’

56  Sibanye Gold Integrated Report

Production				2013			2012
			u/g	Surface	Total	u/g	Surface	Total
Main development	m		17,751	–	17,751	20,136	–	20,136
Area mined	m	[2]	397,579	–	397,579	320,949	–	320,949
Tons milled	‘000		2,527	2,783	5,310	1,886	2,849	4,735
Yield	g/t		6.7	0.7	3.5	5.9	0.9	2.9
Gold produced/ sold	kg		16,927	1,848	18,775	11,180	2,548	13,728
	‘000oz		544.2	59.4	603.6	359.5	81.9	441.4

While the main development metres mined dropped by 12% year-on-year, the achievement exceeded plan for 2013 by 15%. Production volumes increased by 24% from 2012 with improvements shown at all mining units. This can partly be attributed to a recovery from the fire at mining unit 2 and from the industry-wide strike, which affected production during the latter half of 2012, together with a general increase in productivity at all shafts. Production volumes from surface were relatively unchanged but at a lower grade. The lower grades were aligned with the plan due to the depletion of available higher-grade surface rock dumps. Underground gold produced increased by 51% which, apart from the increase in underground volumes, was a result of an increase in the average mined face grades from 1,649cm.g/t to 1,847cm.g/t and an improvement in the mine call factor from 75% to 86%.

Costs and margins			2013	2012
Capital expenditure		Rm	1,023	1,091
– sustaining		Rm	320	241
– ORD		Rm	703	850
All-in cost		R/kg	333,012	407,751
	US$	/oz	1,079	1,549
All-in cost margin		%	23	6
Total cash cost		R/kg	277,614	311,238
	US$	/oz	899	1,182

As detailed above, with production significantly affected late in 2012 and the restructuring process undertaken since unbundling, unit costs and margins improved considerably during 2013. The All-in cost margin increased to 23% from only 6% achieved in 2012. Underground tons milled increased to 2.53Mt from 1.89Mt in 2012. The majority of capital expenditure was spent on ORD, energy-saving projects, relocation of laboratory and social and safety projects. The weaker rand resulted in significantly lower unit costs in US dollars compared with the improved rand unit costs.

Safety

Driefontein showed an overall improvement in all safety lagging indicators, particularly the FIFR, which improved by 64% and was the lowest ever recorded by the mine to date.

With the introduction of AMCU as the new majority employee representative union, a new Health and Safety Agreement has been concluded and the mine is in the process of finalising full-time elections of Health and Safety representatives. Thereafter, a Joint Health and Safety Committee will be established in line with the agreement.

Sustainability

Sibanye Gold Integrated Report  57

SUSTAINABILITY OPERATIONAL REVIEW

operational review continued

THE KLOOF OPERATION

Kloof is located in the Far West Rand mining district of Westonaria, some 60km south-west of Johannesburg in Gauteng province. Kloof operates under mining rights covering a total of approximately 20,100ha. It is principally an underground mine with nominal surface reserves represented by surface rock dumps and TSFs accumulated during the operating history of the mine.

Kloof has multiple operating shaft systems and three metallurgical plants one of which (KP2) processes underground ore from all the Kloof shafts. The remaining two process low-grade ore from surface rock dump (SRD) sources (KP1 and the Python plants).

Kloof is an intermediate to ultra-deep level mine, with operating depths of between 1,300m and 3,500m below surface. Kloof has access to the national electricity grid and to water, road and rail infrastructure and is located near regional urban centres where it can routinely obtain supplies. Kloof’s present scope of operations is the result of the consolidation in 2000 of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

Kloof is located on the West Wits Line that forms the Far West Rand of the Witwatersrand Basin. The majority of production at Kloof is from the VCR, which occurs at depths of between 1,300m and 3,350m below surface. The VCR is a tabular orebody that has a general northeast-south-west strike and that dips to the south-east at between 20 and 45 degrees. The MVR is classified as Kloof’s secondary reef and further minor production volumes are delivered from the Kloof Reef and the Libanon Reef.

Kloof lies between the Bank Fault to the West, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a 1km to 1.5km upthrow to the east. Normal faults are developed sub-parallel to the west-dipping West Rand Fault, with sympathetic north/north-east trending dykes that show little or no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west/south-west trend, with throws of one to 50m. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

Infrastructure

Kloof comprises five producing shafts systems and three gold metallurgical plants with the following capacities:

Shaft system	Hoisting capacity
No 1	100,000tpm
No 3	36,000tpm
No 4	82,000tpm
No 7	58,000tpm
No 8	73,000tpm

KP1 was commissioned in 1968 and originally designed as a reef plant. It currently treats ore from surface rock dumps. The plant is comprised of three-stage crushing, open-circuit rod mills for primary grinding and closed circuit pebble mills for secondary milling. This is followed by cyanide leaching, filtration, zinc precipitation and smelting. In June 2001, a CIP pumpcell was installed to replace the less-efficient filtration and zinc precipitation and smelting was discontinued. Loaded carbon is transported by truck to KP2 for treatment at an independent elution facility. In 2013, all crushing was stopped, the secondary crushing circuit was bypassed and modifications were made to the conveyor feed ore-delivery system with the addition of an overland conveyor completed to allow screened material from the SRD’s to feed the mill silos directly.

In November 1990, KP2 was commissioned and currently treats all of Kloof’s underground ore. Reef is trucked and conveyed to a central stacker pad which feeds two SAG mills equipped with variable-speed ring motor drives. Milling is followed by cyanide leaching, CIP and treatment at an independent elution and smelting facility. The elution facility was upgraded in June 2001 and again in October 2003 to process loaded carbon from KP1 and the former KP3 (Libanon) plant. The upgrade included the installation of continuous electrowinning sludge reactors.

A new pilot Python 500 plant was commissioned in February 2011 to treat SRD by concentrating the feed-grade material through screening, optical sorting and liberation of gold through comminution using a Vertical Shaft Impact (VSI) Crusher. Gold was to be recovered by a jig and flotation circuit followed by intensive cyanide leaching and carbon-in-columns. This was later replaced by an upgraded Python 2500 in July 2013 which is still being optimised.

Processing plant, capacity and recoveries

Plant	Capacity	Recovery factor
No 1 plant (KP1) commissioned in 1968	165,000tpm	90%
No 2 plant (KP2) commissioned in 1990	105,000tpm	98%
No 3 plant (KP3/Python) was originally commissioned in February 2011 and an upgraded unit recommissioned in July 2013	140,000tpm	85%

58  Sibanye Gold Integrated Report

Operational review

Detailed below are the operating and production results for the past two financial years.

Production				2013			2012
			u/g	Surface	Total	u/g	Surface	Total
Main development	m		19,331	–	19,331	16,438	–	16,438
Area mined	m	[2]	300,985	–	300,985	277,855	–	277,855
Tons milled	‘000		1,898	2,325	4,223	1,801	2,281	4,082
Yield	g/t		7.7	0.6	3.8	7.7	0.7	3.8
Gold produced/sold	kg		14,533	1,444	15,977	13,866	1,484	15,350
	‘000oz		467.3	46.4	513.7	445.7	47.8	493.5

Main development improved by 18% year-on-year with increases at all shafts. The long-life, high-grade No 2 and 4 shafts both increased their development profile by more than 10%. Square metres mined increased by 8% mainly due to recovery from the industry-wide strike which affected production during the latter half of 2012. Normalised production was relatively unchanged. Tonnages milled from surface sources as well as surface yields were marginally lower than in the previous year, but underground face grades mined improved by 2%. When coupled with the improvement in underground volumes, the total gold produced improved by 627kg year-on-year, or 4%.

Costs and margins			2013	2012
Capital expenditure		Rm	1,304	1,335
– sustaining		Rm	460	504
– ORD		Rm	844	831
All-in cost		R/kg	355,599	356,840
	US$	/oz	1,152	1,355
All-in cost margin		%	18%	18%
Total cash cost		R/kg	272,367	259,365
	US$	/oz	882	985

Production costs increased due to the above-inflation wage increases, increases in electricity costs and general inflation. Margins and other unit costs were similar year-on-year as the increased production was offset by the higher costs. Capital expenditure was similar year-on-year with the majority of expenditure on ore reserve development, the new Python processing plant, SLP housing projects and technical improvement projects. The reduction in the US dollar unit cost was mainly due to the weaker rand.

Safety

Kloof unfortunately had four fatalities in 2013. In spite of the regression measured against the one fatality, as recorded during 2012, the longer-term trend is positive for all key safety lagging indicators. Kloof received a number of safety awards for the year. The implementation of the overall organisational safety strategy will remain a key focus, in order to realise continual improvement.

Energy

Energy consumption for 2013 was 1,718MWh lower than 2012, in spite of significantly increased production year-on-year.

Water

Total water withdrawal in 2013 (76,636Ml) was higher than in 2012 (64,788Ml). Shafts and plants must explore the use of mine water for industrial applications and so reduce the use of potable water for industrial purposes.

Sustainability

Sibanye Gold Integrated Report  59

REPORTS AUDIT COMMITTEE REPORT

audit committee report

for the year ended 31 December 2013

The Audit Committee has accepted formal terms of reference which are updated on an annual basis. The Board is satisfied that the Audit Committee has complied with these terms and with its legal and regulatory responsibilities as set out in the Companies Act, King III and the JSE Listings Requirements.

The Audit Committee consisted of four independent non-executive directors throughout the financial year and membership and attendance at meetings is set out on page 41. The Board believes that the members collectively possess the knowledge and experience to supervise Sibanye’s financial management, internal and external auditors, the quality of Sibanye’s financial controls, the preparation and evaluation of Sibanye’s consolidated financial statements and Sibanye’s financial reporting.

The Board has established and maintains internal controls and procedures, which are reviewed on a regular basis. These are designed to manage the risk of business failures and to provide reasonable assurance against such failures. However this is not a guarantee that such risks are eliminated.

It is the duty of the Audit Committee, among other things, to monitor and review:

•	the effectiveness of the internal audit function;
•	audit findings, audit reports and the appointment of external auditors;
•	reports of both internal and external auditors;
•	evaluation of the performance of the CFO;
•	the adequacy and effectiveness of the Group’s enterprise-wide risk management policies, processes and mitigating strategies;
•	the governance of information technology (IT) and the effectiveness of the Group’s information systems;
•	interim and annual financial and operating reports, the consolidated annual financial statements and all other widely distributed documents;
•	the Form 20-F filing with the US Securities and Exchange Commission (SEC);
•	accounting policies of the Group and proposed revisions;
•	compliance with applicable legislation, requirements of appropriate regulatory authorities and the Group’s Code of Ethics;
•	the integrity of the Integrated Report (by ensuring that its content is reliable and recommending it to the Board for approval); and
•	policies and procedures for preventing and detecting fraud.

Internal and external auditors have unrestricted access to the Audit Committee, the Audit Committee Chairman and the Chairman of the Board, ensuring that auditors are able to maintain their independence. Both the internal and external auditors report at Audit Committee meetings. The Audit Committee also meets with both internal and external auditors separately without other invitees being present.

The Audit Committee is responsible for recommending the appointment of a firm of external auditors to the Board who in turn will recommend the appointment to the shareholders. The Audit Committee is also responsible for determining that the designated appointee has the necessary experience, qualifications and skills and that the audit fee is adequate.

The Audit Committee reviewed and assessed the independence of the external auditor, including confirmation in writing that the criteria for independence as set out in the rules of the Independent Regulatory Board for Auditors and international bodies have been followed. The Audit Committee is satisfied that KPMG Inc. is independent of the Group. An audit fee for the year of R10.9 million was approved. The Audit Committee determines the nature and extent of non-audit services that the firm can provide and pre-approves all permitted non-audit assignments by the Group’s independent auditor. The Audit Committee approved the annual audit plan presented by the external auditors and monitors progress against the plan. The audit plan provides the Audit Committee with the necessary assurance on risk management, internal control environments and IT governance.

The Audit Committee recommends that KPMG Inc. is reappointed for the 2014 financial year with Jacques Erasmus as the Group audit engagement partner.

The Audit Committee has satisfied itself that both KPMG Inc. and Jacques Erasmus are accredited in terms of the JSE Listing Requirements. The internal control systems of the Group are monitored by internal auditors who report their findings and recommendations to the Audit Committee and to senior management. The Audit Committee determines the purpose, authority and responsibility of the internal audit function in an Internal Audit Charter. The internal audit function is headed by the Vice President: Internal Audit, who can be appointed or dismissed by the Audit Committee. The Audit Committee is satisfied that the Vice President: Internal Audit has the requisite skills and experience and that she is supported by a sufficient staff complement with appropriate skills and training.

Sibanye’s Internal Audit (SGIA) operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. The internal audit activities carried out during the year were identified through a combination of the Sibanye Gold Risk Management framework and the risk based methodologies adopted by SGIA. The Audit Committee approves the annual

60  Sibanye Gold Integrated Report

Internal Audit assurance plan presented by SGIA and monitors progress against the plan.

SGIA reports deficiencies to the Audit Committee every quarter together with recommended remedial actions which are then followed up. SGIA provided the Audit Committee with a written report which assessed as adequate the internal financial controls (SOx controls), IT governance and the risk management process during 2013.

The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the IT Senior Manager at each meeting. During the year the IT team conducted a global ISO 27001 security standard gap analysis. This determined the areas of weakness which were then addressed by implementing an Information Security Management System aligned to the ISO 27001 standard.

The Audit Committee evaluated the expertise and performance of the CFO during 2013. It is satisfied that he has the appropriate expertise and experience to carry out his duties as the CFO of the Group and is supported by qualified and competent senior staff.

AUDIT COMMITTEE STATEMENT

Based on information from, and discussions with, management and external auditors, the Audit Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal financial controls during the year and that the financial records can be relied upon as the basis for preparation of the consolidated financial statements.

The Audit Committee considered and discussed this Integrated Report with both management and the external auditors.

During this process, the Audit Committee:

•	evaluated significant judgements and reporting decisions;
•	determined that the going-concern basis of reporting is appropriate;
•	evaluated the material factors and risks that could impact on the Integrated Report;
•	evaluated the completeness of the financial and sustainability discussion and disclosures; and
•	discussed the treatment of significant and unusual transactions with management and the external auditors.

The Audit Committee considers that the Integrated Report complies in all material respects with the statutory requirements of the various regulations governing disclosure and reporting of the consolidated financial statements and that the consolidated financial statements comply in all material respects with U.S. GAAP. The Audit Committee has recommended to the Board that the consolidated annual financial statements be adopted and approved by the Board.

Keith Rayner

Chairman, Audit Committee

29 April 2014

Reports

Sibanye Gold Integrated Report  61

REPORTS DIRECTORS’ REPORT

directors’ report

for the year ended 31 December 2013

The directors have pleasure in submitting their second report and the consolidated annual financial statements of Sibanye Gold (the Company) and its subsidiaries (together referred to as the Group) for the year ended 31 December 2013.

PROFILE

Business of the Group

Sibanye is a producer of gold and a major holder of gold resources and reserves in South Africa. The Group is primarily involved in underground and surface gold mining and related activities, including extraction, and processing. All of the Group’s operations are located in South Africa. The Group has gold reserves of 19.7Moz as at 31 December 2013.

REVIEW OF OPERATIONS

The activities of the various Sibanye operations are detailed in the Chief Executive Officer’s Report on page 15.

FINANCIAL RESULTS

The information on the financial position of the Group for the year ended 31 December 2013 is set out in the financial statements elsewhere in this annual report. The income statement for the Group shows a net income of R2,175 million (US$227 million) for the year ended 31 December 2013 compared with R2,967 million (US$362 million) in 2012.

DIRECTORATE

Composition of the Board

The following change in directorate occurred during the year under review:

•	On 1 October 2013 Dr Zola Skweyiya was appointed an independent non-executive director. He is eligible and available for election.
•	At the shareholders meeting held on 5 November 2013 Messrs Robert Chan and Chris Chadwick, both nominees of Gold One International Limited (Gold One), were elected as directors of the company to serve on its board with effect from the closing date for the acquisition of

Gold One’s Cooke Operations (proposed transaction). The closing date being the date of the allotment and issue to Gold One of such number of Sibanye Gold shares as represents 17% of its issued share capital, on a fully diluted basis on a business day that is not more than ten business days after all conditions precedent to the proposed transaction have been fulfilled.

•	The membership of all the Board sub-committees is disclosed on pages 41 to 43.

Directors’ and officers’ disclosure of interests in contracts

During the year under review, no contracts were entered into in which directors and officers of Sibanye had an interest and which significantly affected the business of the Group.

Related party information is disclosed on pages 151 to 153.

Rotation of Directors

Directors retiring in terms of the Company’s MOI are Sello Moloko, Neal Froneman, Charl Keyter, Keith Rayner and Zola Skweyiya. All the Directors are eligible and offer themselves for re-election.

The Board of Directors of various subsidiaries of the Company comprise some of the executive officers and one of the executive directors, where appropriate.

FINANCIAL AFFAIRS

Dividend policy

Sibanye adopted a dividend policy to pay between 25% and 35% of normalised earnings as dividends. Normalised earnings are defined as profit for the year excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of associates after royalties and taxation.

For the year under review, the Group paid a total dividend of R272 million (US$27 million) compared with R731 million (US$96 million) in 2012.

On 19 February 2014 a final dividend in respect of the financial period ended 31 December 2013 of 75 Rand cents per share was approved by the Board.

On 17 March 2014 the Group paid this dividend totaling R555 million (US$52 million).

Borrowing powers

In terms of Clause 4 of the Company’s MOI, the borrowing powers of the Company are unlimited. As at 31 December 2013, the Company and the Group’s borrowings totalled R1,991 million (US$193 million), compared to total borrowings of R4,220 million (US$493 million) at 31 December 2012.

Sibanye is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.

SIGNIFICANT ANNOUNCEMENTS

01 March 2013

Sibanye announced its reviewed preliminary condensed consolidated results for the year ended 31 December 2012.

18 March 2013

Sibanye gave an update on the power failure post lightning strike which affected power supply to Driefontein Mine.

12 April 2013

Shareholders advised of the delivery of summarised financial statements and the 2012 Annual Report.

29 May 2013

Agreement reached with employees and organised labour on the future of its Beatrix West Section, following the consolidation process which began on 2 April 2013.

62  Sibanye Gold Integrated Report

21 August 2013

Sibanye announced that it had reached agreement with Gold One International Limited to acquire its Cooke underground and surface operations.

11 September 2013

Sibanye advises shareholders that it has concluded a two-year wage agreement with the National Union of Mineworkers, Solidarity and the United Association of South Africa.

12 September 2013

Sibanye declared a 37 cents a share maiden interim dividend for the six months ended 30 June 2013.

5 November 2013

Sibanye announced that it’s shareholders approved the issue of 150 million ordinary shares, or such number of shares that represent 17% of the issued capital, on a fully diluted basis for the acquisitions of the Cooke operations.

11 December 2013

Sibanye announced that it had offered to acquire the entire issued share capital of Witwatersrand Consolidated Gold Resources Limited, thereby securing the future of Beatrix.

GOING CONCERN

The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future.

Refer to pages 128 to 129 of the Operating and Financial Review and Prospects for details on the Group’s liquidity position at 31 December 2013.

OCCUPATIONAL HEALTHCARE SERVICES

Occupational healthcare services are made available by Sibanye to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future, depending upon changes in the nature of underlying legislation such as the ruling by the Constitutional Court in February 2011 against Anglo American Limited in favour of a claimant, who suffered from silicosis. Increased costs, should they transpire, are currently indeterminate. The Company is monitoring developments in this regard. Further information is provided below under the Litigation paragraph and in note 19 to the consolidated financial statements.

SPECIAL RESOLUTIONS ADOPTED BY SUBSIDIARY COMPANIES

The following special resolutions were passed by subsidiary companies during the year ended 31 December 2013.

1. Agrihold Proprietary Limited

•	Special resolution passed by the sole shareholder of Agrihold Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.
•	Special resolution passed by the sole shareholder approving the abrogation and replacement of the existing memorandum of incorporation of the company, consisting of a memorandum and articles of association.

2. Bushbuck Venture Proprietary Limited

•	Special resolution passed by the shareholders of Bushbuck Venture Proprietary Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.

•	Special resolution passed by the shareholders of Bushbuck Venture Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

3. Golden Hytec Farming Proprietary Limited

•	Special resolution passed by the sole shareholder of Golden Hytec Farming Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

4. Golden Oils Proprietary Limited

•	Special resolution passed by the sole shareholder of Golden Oils Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years

Reports

Sibanye Gold Integrated Report  63

REPORTS DIRECTORS’ REPORT

directors’ report continued

for the year ended 31 December 2013

from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

5. Living Gold Proprietary Limited

•	Special resolution passed by the shareholders of Living Gold Proprietary Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.
•	Special resolution passed by the shareholders of Living Gold Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

6. M Janse van Rensburg Proprietary Limited

•	Special resolution passed by the sole shareholder of M Janse van Rensburg Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

7. Milen Mining Proprietary Limited

•	Special resolution passed by the sole shareholder of Milen Mining Proprietary Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.
•	Special resolution passed by the sole shareholder of Milen Mining Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

8. Oryx Ventures Proprietary Limited

•	Special resolution passed by the shareholders of Oryx Ventures Proprietary Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.
•	Special resolution passed by the shareholders of Oryx Ventures Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

9. Sibanye Gold Academy Proprietary Limited

•	Special resolution passed by the sole shareholder of Gold Fields Business Leadership Academy Proprietary Limited, approving the name change of the company from Gold Fields Business Leadership Academy Proprietary Limited to Sibanye Gold Business Leadership Academy Proprietary Limited.
•	Special resolution passed by the Consolidated sole shareholder of Sibanye Gold Business Leadership Academy Proprietary Limited, approving the name change of the company from Sibanye Gold Business Leadership Academy Proprietary Limited to Sibanye Gold Academy.
•

Special resolution passed by the sole shareholder of Sibanye Gold Academy Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that

64  Sibanye Gold Integrated Report

is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

10. Sibanye Gold Nursing College Proprietary Limited

•	Special resolution passed by the sole shareholder of Sibanye Nursing College Proprietary Limited, approving the name change of the Company from Gold Fields Nursing College Proprietary Limited to Sibanye Gold Nursing College Proprietary Limited.
•	Special resolution passed by the sole shareholder of Sibanye Gold Nursing college Proprietary Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.

11. Sibanye Gold Protection Services Limited Proprietary Limited

•	Special resolution passed by the sole shareholder of Gold Fields Security Limited, approving the name change of the company from Gold Fields Security Limited to Sibanye Gold Security Limited.
•	Special resolution passed by the sole shareholder of Sibanye Gold Security Limited, approving the name change of the company from Sibanye Gold Security Limited to Sibanye Gold Protection Services Proprietary Limited.
•	Special resolution passed by the sole shareholder of Sibanye Gold Protection Services Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3) (b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

12. Sibanye Gold Shared Services Proprietary Limited

•	Special resolution passed by the sole shareholder of Gold Fields Shared Services Proprietary Limited, approving the name change of the company from Gold Fields Shared Services Proprietary Limited to Sibanye Gold Shared Services Proprietary Limited.
•	Special resolution passed by the sole shareholder of Sibanye Gold Shared Services Proprietary Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.
•	Special resolution passed by the sole shareholder of Sibanye Gold Shared Services Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3) (b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

13. West Driefontein Gold Mining Company Limited

•	Special resolution passed by the sole shareholder of West Driefontein Gold

Mining Company Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.

•	Special resolution passed by the sole shareholder of West Driefontein Gold Mining Company Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3) (b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

14. Witwatersrand Deep Investments Limited

•	Special resolution passed by the sole shareholder of Witwatersrand Deep Investment Proprietary Limited, approving the adoption of the new Memorandum of Incorporation, in substitution for the existing memorandum and articles of association of the company, in accordance with section 16(1)(c) of the Companies Act, in order to, among other things, align and harmonise the company’s constitutional documents with the Companies Act.
•

Special resolution passed by the sole shareholder of Witwatersrand Deep Investment Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3) (b) of

Reports

Sibanye Gold Integrated Report  65

REPORTS DIRECTORS’ REPORT

directors’ report continued

for the year ended 31 December 2013

the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

LITIGATION

On 21 August 2012, a court application was served on a group of respondents that included Sibanye (the August Respondents). On 21 December 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye, (the December Respondents and, together with the August Respondents, the Respondents) on 10 January 2013, on behalf of classes of mine workers, former mine workers and their dependants who were previously employed by, or who are currently employed by, among others, Sibanye and who allegedly contracted silicosis and/or other occupational lung diseases (the Classes). The court application of 21 August 2012 and the court application of 21 December 2012 are together referred to below as the Applications. These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. The Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the Applications, Sibanye has filed a notice of its intention to oppose the application and has instructed its attorneys to defend the claims. Sibanye and its attorneys are engaging with the applicants’ attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Sibanye must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, Sibanye cannot quantify their potential liability from these actions. The two class actions were consolidated into one action during 2013 and the attorneys for the applicants in those matters have now applied to the court for a case management procedure in order to set times in which the parties have to comply with various legal processes and timeframes in terms of the application. Sibanye has entered notices to oppose the various actions and its attorneys are currently considering the opposition in detail. Accordingly, Sibanye cannot quantify the potential liability from these actions. Other than the above, Sibanye is not a party to any material legal or arbitration proceedings, nor is any of its property the subject of pending material legal proceedings.

ADMINISTRATION

Cain Farrel was appointed Company Secretary of Sibanye with effect from 1 January 2013.

With effect from 11 February 2013 Computershare Investor Services Proprietary Limited became the Company’s South African transfer secretaries and Capita Asset Services became the United Kingdom registrars of the Company.

AUDITORS

The Audit Committee has recommended to the Board that KPMG Inc. continues in office in accordance with section 90(1) of the Companies Act.

SUBSIDIARY COMPANIES

Details of major subsidiary companies in which the Company has a direct or indirect interest are set out in “Further Information—Operating and Financial Review and Prospects—Organization chart”.

66  Sibanye Gold Integrated Report

share capital statement

for the year ended 31 December 2013

SHARE CAPITAL

Authorised and issued

At the shareholder’s meeting held on 21 November 2012 (Gold Fields being the sole shareholder) the Company’s authorised and issued share capital each consisting of 1,000 par value shares of R1.00 each was converted into 1,000 ordinary shares with no par value. The authorised share capital was increased by the creation of a further 999,999,000 ordinary no par value shares, each ranking pari passu in all respects with the existing no par value shares in the Company’s share capital so as to result in the Company’s authorised share capital being 1,000,000,000 ordinary no par value shares. As at 31 December 2012 the authorised share capital was 1,000,000,000 ordinary no par value shares and the issued share capital was 1,000 ordinary no par value shares.

On 1 February 2013, prior to the unbundling of Sibanye from Gold Fields on 18 February 2013, Gold Fields subscribed for a further 731,647,614 shares in Sibanye for R17,246 million. As of this date the issued share capital was 731,648,614 ordinary no par value shares.

During 2013 the Company issued 3,430,417 shares as part of the SGL Share Plan.

As at 31 December 2013 the authorised share capital was 1,000,000,000 ordinary no par value shares and the issued share capital was 735,079,031 ordinary no par value shares.

In terms of the general authority granted at the shareholder’s meeting on 13 May 2013, the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company as at 11 February 2013, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive scheme, was placed under the control of the directors. This authority expires at the next annual general meeting where shareholders will be asked to place under the control of the directors the authorised but unissued ordinary share capital of the Company representing not more than

5% of the issued share capital of the Company from time to time.

On 5 November 2013 the shareholders approved the issue of 150 million ordinary shares, or such number of shares that represent 17% of the issued capital, on a fully diluted basis for the acquisition of the Cooke operations.

Repurchase of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the shareholders’ meeting held on 13 May 2013. At the next annual general meeting, shareholders will be asked to review the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

Reports

Sibanye Gold Integrated Report  67

REPORTS REMUNERATION REPORT

remuneration report

for the year ended 31 December 2013

It is the Remuneration Committee’s role and responsibility to ensure that the remuneration arrangements for executive directors and senior executives offer an incentive to enhance the Group’s performance and deliver responsibly on the Group’s strategy. The Remuneration Committee also needs to ensure that the actual rewards received by the executive directors are proportionate to levels of performance achieved and the returns received by shareholders. The Remuneration Committee gives full consideration to the Group’s priorities, its performance and shareholder interests.

Sibanye believes it is important that the structure and level of remuneration and reward are consistent across the Group and competitive within the operating market. Our remuneration structures are benchmarked against our peers and we operate comprehensive performance-based reward systems to retain and also attract the best people.

All information disclosed in this Remuneration Report for the year ended 31 December 2013 was in compliance with remuneration policies set by the Remuneration Committee. The Remuneration Committee reviewed the performance measures for the Group’s incentive plans during 2013 to reposition alignment with the Group strategy.

It should be noted that no information was disclosed in this Remuneration

Report for the years prior and up to 31 December 2012 as such information was in respect of the Gold Fields’ senior executives and not that of Sibanye as a standalone independent company. Sibanye’s senior executives were only appointed after the unbundling of Gold Fields, which took place on 18 February 2013.

2013 REMUNERATION POLICY

The key principles of Sibanye’s remuneration policy are:

•	support the execution of the Group’s business strategy;
•	provide competitive rewards to attract, motivate and retain highly skilled executives;
•	motivate and reinforce individual, team and business performance; and
•	ensure Sibanye’s remuneration arrangements are equitable and facilitate the deployment of people across the Group’s operations.

At Sibanye, one of the critical drivers of performance is the Total Reward strategy. The Total Reward strategy forms an integral part of the people strategy and promotes a holistic total reward approach of combining all elements of remuneration with other elements of reward to attract, retain and motivate employees. The principle of performance-based remuneration is one of the cornerstones of the reward strategy. The reward strategy is also underpinned by sound remuneration management and governance principles which are promoted across Sibanye in order to ensure the consistent application of the reward strategy and policies.

The Group’s reward strategy includes the following elements:

•	Guaranteed remuneration
•	Benefits
•	Cash bonus
•	Bonus shares
•	Performance shares

REMUNERATION MIX

Sibanye’s remuneration philosophy is aimed at attracting and retaining motivated, high-calibre employees aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of guaranteed and performance-based remuneration (variable pay), which provides for differentiation between high, average and low performers. The pay mix of guaranteed and variable remuneration differs according to the level of the individual in the Group. Generally, more senior employees’ remuneration will consist of a higher portion of variable pay as a percentage of their total package. The maximum at-risk rewards that could be earned are twice the on-target percentages for both the annual bonus and performance shares.

The remuneration policy aligns senior executives’ interests with shareholders by promoting and measuring performance that drives long-term growth and sustained shareholder value. The following remuneration mix for the period under review was approved by the Remuneration Committee for 2013.

68  Sibanye Gold Integrated Report

Role	Total	Guaranteed pay	Cash bonus	Bonus shares	Performance shares
CEO	100%	36%	24%	16%	24%
CFO	100%	39%	23%	15%	23%
COO	100%	41%	22%	15%	22%
SVP	100%	43%	21.5%	14%	21.5%

GUARANTEED REMUNERATION

Sibanye endeavours to reward its people fairly and consistently according to their role and individual contribution to the Group. To achieve external equity and a competitive total remuneration position, Sibanye surveys the relevant markets regularly.

The benchmark for guaranteed remuneration is the market median levels within the relevant gold mining companies and other comparable mining companies.

Guaranteed remuneration levels are reviewed annually by the Remuneration Committee, taking into account the Group’s performance, change in responsibility, levels of increase based on market trends and inflation. The Remuneration Committee also considers the impact of any guaranteed remuneration increase on the total remuneration package.

ANNUAL BONUS

Executive directors are able to earn bonuses of 60% (for the CFO) and 65% (for the CEO) of their salaries for on-target performance, which is a combination of Group and individual performance. The annual bonus could increase above 60% and 65% if stretch targets are achieved. The maximum earning potential is capped at two times the on-target bonus percentage.

The targets for annual bonus are set by the Remuneration Committee. In the case of the CEO and CFO, 90% of the annual bonus is based on Group objectives and the remaining 10% on individual objectives.

In 2013 annual bonuses were based on targets approved in advance by the Remuneration Committee, comprising a combination of Group and Operational objectives taking account of the Group’s business plans. For the year ended 31 December 2013, the Group performance measures for the senior executives were set by the Remuneration Committee and the weightings were as follows:

•	Safety 10%;

•	Production (Volume) 20%;

•	Cost 30%; and

•	Quality (Grade) 40%.

Aside from these four key drivers, the CEO and CFO were also assessed on personal objectives. Personal objectives are set every year for each executive based on key performance areas and are approved at the beginning of each year by the Remuneration Committee. The personal objectives are centred on three themes: Operational Excellence, Growing Sibanye Gold and Securing Our Future.

For the year ended 31 December 2013, the Sibanye Group performance measures for executive directors and senior executive were:

Corporate performance 2013	Weight	Actual	Target	Achieved
	%		+100%	%
Reduce fatalities	5.0	9	14.40	200
Reduce LTIFR rate	2.5	6.13	6.21	112
Reduce SIFR rate	2.5	3.50	3.30	46
Primary on-reef development (m)	10.0	12,260	13,660	32
Primary off-reef development (m)	10.0	42,353	39,473	149
Cost of ore milled – R/ton (underground)	30.0	1,636	1,893	191
Grade and quality – gold produced (kg)	40.0	44,474	40,799	160
	100.0			153

Reports

Sibanye Gold Integrated Report  69

REPORTS REMUNERATION REPORT

remuneration report continued

for the year ended 31 December 2013

In addition to Group performance as determined by the above scorecard, individual performance is also considered in determining the annual performance incentive award. The CEO develops specific individual objectives with his direct reports at the beginning or prior to the beginning of each year. These objectives are then reviewed with the Remuneration Committee and form the basis upon which the executives’ performance will be reviewed at the end of the year.

Based on the bonus accrued for the year ended 31 December 2013, the annual bonus as a percentage of guaranteed pay paid to directors and prescribed officers of Sibanye in February 2014 was:

Name	Actual 2013 Annual Incentive
Executive directors
Neal Froneman	107.1%
Charl Keyter	91.5%
Prescribed officers
Shadwick Bessit	75.4%
Hartley Dikgale [1]	50.4%
Cain Farrel	60.0%
Dawie Mostert	71.9%
Adam Mutshinya	71.4%
Peter Turner	92.8%
Robert van Niekerk [2]	76.9%
James Wellsted	75.4%

[1]	Appointed as a prescribed officer on 1 May 2013, however bonus percentage calculated on full annual pay

[2]	Appointed as a prescribed officer on 1 February 2013, however bonus percentage calculated on full annual pay

Directors’ fees

In terms of the MOI, the fees for services as non-executive directors are determined by the Company’s shareholders at a general meeting.

Per annum
The Chair of the Board	R1,500,000
The Chair of the Audit and Risk Committee	R287,000
The Chairs of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics
Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)	R177,000
Members of the Board (excluding the Chairman of the Board)	R793,000
Members of the Audit Committee (excluding the Chairman of the Board)	R149,000
Members of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)	R112,000

70  Sibanye Gold Integrated Report

Non-executive directors’ fees, executive directors and prescribed officers’ remuneration

The directors and prescribed officers of Sibanye were paid the following remuneration during the year ended 31 December 2013:

	Directors’ fees (R’000)	Committee fees (R’000)	Salary (R’000)	Annual bonus accrued for the period ending 31 December 2013 paid in 2014 (R’000)	Shares proceeds and dividends on Bonus Shares (R’000)	Pension scheme total contributions (R’000)	Expense allowance (R’000)	For the period ended 31 December 2013 (R’000)	For the period ended 31 December 2012 (R’000)
Executive directors
Neal Froneman	–	–	6,300	7,500	–	700	125	14,625	–
Charl Keyter [1]	–	–	3,100	3,203	109	438	50	6,900	749
Prescribed officers	–	–
Shadwick Bessit [2]	–	–	2,966	2,577	14	513	–	6,070	–
Hartley Dikgale [3]	–	–	1,544	1,208	–	100	–	2,852	–
Cain Farrel	–	–	1,636	1,201	92	364	–	3,293	–
Dawie Mostert	–	–	1,810	1,725	–	315	–	3,850	–
Adam Mutshinya	–	–	2,015	1,714	25	256	–	4,010	–
Peter Turner 1, [2]	–	–	4,636	5,000	469	808	–	10,913	13,745
Robert van Niekerkt [4]	–	–	2,945	2,697	250	322	–	6,214	–
James Wellsted	–	–	2,323	1,959	–	390	–	4,672	–
Non-executive directors
Timothy Cumming [5]	676	246	–		–	–	56	978	–
Barry Davidson [5]	676	342	–		–	–	–	1,018	–
Rick Menell	793	352	–		–	–	–	1,145	–
Sello Moloko	1,500	–	–		–	–	39	1,539	–
Nkosemntu Nika [5]	676	223	–		–	–	–	899	–
Keith Rayner	793	408	–		–	–	–	1,201	–
Zola Skweyiya [6]	198	–	–		–	–	4	202	–
Sue van der Merwe [5]	676	223	–		–	–	–	899	–
Jerry Vilakazi	793	299	–		–	–	–	1,092	–
Total	6,781	2,093	29,275	28,784	959	4,206	274	72,372	14,494

[1]	Charl Keyter and Peter Turner were directors of Sibanye during 2012.

[2]	Remuneration for January 2013 paid through Gold Fields Group Services, however, included above.

[3]	Appointed as a prescribed officer on 1 May 2013.

[4]	Appointed as a prescribed officer on 1 February 2013.

[5]	Appointed as a non-executive director on 21 February 2013

[6]	Appointed as a non-executive director on 1 October 2013

Reports

Sibanye Gold Integrated Report  71

REPORTS REMUNERATION REPORT

remuneration report continued

for the year ended 31 December 2013

Directors and prescribed officers’ equity-settled instruments

The directors and prescribed officers of Sibanye held the following Sibanye equity-settled instruments at 31 December 2013:

	*Equity- settled instruments at unbundling	Equity-settled instruments granted during the year	Equity-settled instruments forfeited during the year	Equity-settled instruments exercised during the year			Equity-settled instruments at 31 December 2013
	Number	Number	Number	Number	Average price	Share proceeds in Rands	Number
Executive Directors
Neal Froneman	1,190,713	531,542	–	–	–	–	1,722,255
Charl Keyter	158,727	424,178	6 806	7,678	11.70	87,850	568,421
Prescribed Officers
Shadwick Bessit	127,737	238,118	–	–	–	–	365,855
Hartley Dikgale	–	124,223	–	–	–	–	124,223
Cain Farrel	112,235	194,852	4,792	6,282	11.53	77,170	296,013
Dawie Mostert	–	130,840	–	–	–	–	130,840
Adam Mutshinya	80,275	241,501	–	656	11.08	7,316	321,120
Peter Turner	617,087	538,391	15,831	30,412	13.01	397,507	1,109,235
Robert van Niekerk	400,234	446,987	8,514	17,243	11.84	198,720	821,464
James Wellsted	–	177,180	–	–	–	–	177,180

*	Unbundling of Sibanye resulted in the conversion of Gold Fields equity-settled instruments to Sibanye equity-settled instruments

To ensure that Sibanye’s remuneration policy fully supports the Group’s commitment to high performance and to continue to attract high-calibre talent, remuneration levels must be competitive, but oriented more towards variable performance-based incentives that provide reward only where robust performance hurdles are met to increase shareholder value.

All scheme rules and targets are regularly reviewed by the Remuneration Committee to ensure they remain relevant and effective in enabling Sibanye business objectives by driving appropriate behaviours and providing retention incentives.

Share ownership of Directors and prescribed officers

The following sets forth, to the knowledge of Sibanye’s management, the total amount of ordinary shares of Sibanye directly or indirectly owned by the Directors and Prescribed Officers as at end December, 2013:

Holder	Ordinary Shares
Executive Directors
Charl Keyter*	48,040
Prescribed Officers
Cain Farrel*	26,436
Peter Turner*	347,419
James Wellsted*	33,016
Non-executive Directors
Timothy Cumming*	100
Rick Menell*	44,800
Keith Rayner*	70,000

*	Each of the Directors and prescribed officers holds less than one percent of Sibanye’s ordinary shares

72  Sibanye Gold Integrated Report

The Sibanye Gold Limited 2013 Share Plan

Sibanye has in place a share plan for certain of its employees, the Sibanye Gold Limited 2013 Share Plan (the SGL Share Plan). The SGL Share Plan consists of two equity instruments:

(i) performance shares and

(ii) restricted shares (bonus shares).

(i) Performance shares

The Remuneration Committee makes an annual conditional award of shares to the CEO, CFO, COO, SVPs and Vice Presidents (VPs). The number of performance shares awarded to an employee is based on the employee’s annual guaranteed pay, grade and performance. The actual number of performance shares which vests is determined by the Group’s share price performance measured against the performance of a peer group, being Harmony Gold Mining Company Limited, Pan African Resources PLC and Gold One International Limited, over a performance period of 3 years. This peer group is determined and approved by the Remuneration Committee. The performance shares, which will vest, are based on the relative change in the Sibanye share price compared to the respective share prices of the individual companies within the peer group and with the discretion allowed due to the small sample size. For any performance share award to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. The target performance criterion is set at 85% of Sibanye’s expected gold production over the three-year measurement period as set out in the business plans of Sibanye as approved by the Board. Only once the internal measure has been achieved, will the external measure (Sibanye’s share price performance measured against the abovementioned peer group) be applied to determine the scale of the vesting of awards of performance shares.

(ii) Bonus shares

The Committee makes an annual conditional award of shares to each executive director and senior executive. The size of the award depends on the individual’s annual cash bonus, which is determined by actual performance against predetermined targets. Two-thirds of the annual bonus is allocated in the form of restricted Bonus Shares and the balance is paid out in cash. The Bonus Shares vest in two equal parts at 9 months and 18 months after the award date. Dividends are payable on the Bonus Shares during the holding period.

The Sibanye Gold Limited Phantom Share Scheme

On 14 May 2013 the Remuneration Committee approved a proposal to limit the issuance of share options under the SGL Share Plan to senior management only. For 2013, middle and certain senior management, who previously participated in the equity-settled share option scheme, participated in a new cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (the SGL Phantom Scheme). Notwithstanding that the SGL Phantom Scheme is not subject to the JSE Listings Requirements as it is a purely cash-settled remuneration scheme, the SGL Share Plan rules apply, in all material aspects, to the SGL Phantom Scheme, other than the issue of actual ordinary shares to participants.

Executive directors’ contracts of employment

The employment of an executive director will continue until terminated upon (i) 24 or 12 months’ notice by either party for the CEO and CFO, respectively, or (ii) retirement of the relevant executive director (currently provided for at age 60 in the contract). Sibanye can also terminate the executive director’s employment summarily for any reason recognised by law as justifying summary termination.

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to:

(i)	payment of an amount equal to twice his GRP, or two and a half times in the case of the CEO;
(ii)	payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years;
(iii)	any other payments and/or benefits due under the contracts;
(iv)	payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete;
(v)	an entitlement, for two years after the date of termination, subject to the relevant rules of the Sibanye Gold Limited Incentive Scheme then in force, to retain and to exercise all share options vested to him; and
(vi)	an entitlement to be settled restricted shares allocated and awarded to him, subject to the rules of the Sibanye Gold Limited Share Plan then in force.

The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

A “change of control” for the above is defined as the acquisition by a third party or concert parties of 30% or more of Sibanye ordinary shares.

In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganisation, whether or not there is a change of control, if the executive director’s services are terminated, the “change of control” provisions summarised above also apply.

The Remuneration Committee resolved to discontinue the compensation entitlement in the event of change of control for senior executives appointed from 1 January 2013. The senior executives who are currently entitled to the change of control compensation benefits will be grandfathered.

Directors’ and officers’ disclosure of interests in contracts

During the year under review, no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the Group.

Reports

Sibanye Gold Integrated Report  73

ADMINISTRATIVE DETAILS SHAREHOLDERS’ INFORMATION

shareholders’ information

ANALYSIS OF SHAREHOLDERS AT 31 DECEMBER 2013:

Shareholder spread	Number of shareholders	%	Number of shares	%
1 – 1,000 shares	13,837	81.42	2,280,623	0.31
1,001 – 10,000 shares	2,334	13.73	7,530,683	1.02
10,001 – 50,000 shares	389	2.29	8,707,403	1.18
50,001 – 100,000 shares	92	0.54	6,469,908	0.88
100,001 – 500,000	183	1.08	44,381,857	6.04
500,001 – 1,000,000	58	0.34	40,260,751	5.48
1,000,001 shares and over	102	0.60	625,447,806	85.09
Total	16,995	100.00	735,079,031	100.00

Distribution of shareholders	Number of shareholders	%	Number of shares	%
American Depositary Receipts	72	0.42	221,559,298	30.14
Unit Trusts/Mutual Funds	138	0.81	174,047,078	23.67
Pension Funds	173	1.02	141,717,170	19.27
Other Managed Funds	101	0.59	68,840,845	9.36
Sovereign Wealth	8	0.05	23,879,405	3.25
Custodians	71	0.42	20,459,478	2.78
Private Investors	133	0.78	17,951,748	2.44
Insurance Companies	18	0.11	16,369,262	2.23
Trading	16	0.09	14,832,734	2.02
Exchange-Traded Fund	4	0.02	5,629,866	0.77
University	7	0.04	3,789,725	0.52
Hedge Fund	5	0.03	2,393,235	0.33
Corporate	2	0.01	1,286,961	0.18
Investment Trust	4	0.02	867,916	0.12
Charity	3	0.02	520,584	0.07
Local Authority	1	0.01	483,252	0.07
Foreign Government	2	0.01	71,000	0.01
Stock Brokers	2	0.01	66,839	0.01
Remainder	16,235	95.54	20,312,635	2.76
Total	16,995	100.00	735,079,031	100.00

Public/non-public shareholders	Number of shareholdings	%	Number of shares	%
Non-public shareholders
Directors	4	0.02	162,940	0.02
Share trust	1	0.01	13,525,394	1.85
Own holding	1	0.01	1,201,425	0.16
Public shareholders	16,989	99.96	720,189,272	97.97
Total	16,995	100.00	735,079,031	100.00

74  Sibanye Gold Integrated Report

Beneficial shareholders holding of 3% or more	Number of shares	%
Allan Gray Proprietary Limited	108,218,598	14.72
Investec Asset Management Holdings Proprietary Limited	103,985,030	14.15
Van Eck Associates Corporation	43,326,036	5.89
Dimensional Fund Advisors	35,337,505	4.81
PIC	34,470,776	4.69
First Eagle Investment Management	26,043,384	3.54
Blackrock Inc	24,731,965	3.36

Foreign custodian shareholders holding of 3% or more	Number of shares	%
Bank of New York Depository Receipts	220,005,324	29.93
Chase Nominees Limited	29,840,815	4.06
State Street Bank and Trust Company	25,561,750	3.48

shareholders’ diary

2014
18 February	Board Meeting
20 February	December 2013 quarter and full-year results announcement
24 April	March 2014 quarter operating update announcement
16 May	Board Meeting
17 June	Annual General meeting
29 July	Board Meeting
31 July	June 2014 quarter and half year results announcement
23 October	September 2014 quarter operating update announcement
6 November	Board Meeting

Administrative details

Sibanye Gold Integrated Report  75

ADMINISTRATIVE DETAILS GLOSSARY OF TERMS AND ACRONYMS

glossary of terms and acronyms

ABET	Adult basic education and training
ADR	American depositary receipt
AEL	Atmospheric emissions licence
AGM	Annual general meeting
AMCU	Association of Mineworkers and Construction Union
AMD	Acid mine drainage
BAP	Biodiversity action plan
BEE	Black economic empowerment
CDM	Clean Development Mechanism
CDP	Carbon Disclosure Project
CEO	Chief executive officer
CIP	Carbon in pulp
CIL	Carbon in leach
CMS	Carbon Management Strategy
CO2	Carbon dioxide
COAD	Chronic obstructive airways disease
CRTB	Cardio-respiratory tuberculosis
CSI	Corporate social investment
CSP	Concentrated solar power
dBA	Decibel
DEA	Department of Environmental Affairs
DMR	Department of Mineral Resources
DoE	Department of Education
DoH	Department of Health
DoL	Department of Labour
DWA	Department of Water Affairs
EMS	Environmental management system
ESoP	Employee Share Ownership Plan
ETF	Exchange-traded fund
Exco	Executive committee
FIFR	Fatal injury frequency rate
GHG	Greenhouse gas
GRI	Global Reporting Initiative
HAART	Highly active anti-retroviral treatment
HDSA	Historically disadvantaged South African
HIV/AIDS	Human immunodeficiency virus/Acquired immunodeficiency syndrome
IDP	Integrated development plan
IECMS	Integrated energy and carbon management strategy
IFRS	International Financial Reporting Standards
IIRC	International Integrated Reporting Council
IT	Information technology
IWUL	Integrated water use licence
JSE	Previously the Johannesburg Stock Exchange and the JSE Securities Exchange
King III	The Code of and Report on Governance Principles for South Africa, issued by the King Committee on Corporate Governance

76  Sibanye Gold Integrated Report

KPI	Key performance indicator
LBMA	London Bullion Market Association
LED	Local economic development
LOA	Living-out allowance
LTIFR	Lost time injury frequency rate
MPRDA	Minerals and Petroleum Resources Development Act, 2002 (Act No 28 of 2002)
MVR	Middelvlei Reef
NGO	Non-governmental organisation
NIHL	Noise-induced hearing loss
NNR	National Nuclear Regulator
NUM	National Union of Mineworkers
NYSE	New York Stock Exchange
SIFR	Serious injury frequency rate
Sio2	Free silica
SLP	Social and labour plan
SRD	Surface rock dump
SRI	Socially Responsible Investment
t	tons
TB	Tuberculosis
tpm	Tons per month
TSF	Tailings storage facility
UASA	United Association of South Africa
US	United States of America
VCT	Voluntary counselling and testing

Administrative details

Sibanye Gold Integrated Report  77

ADMINISTRATIVE DETAILS ADMINISTRATIVE AND CORPORATE INFORMATION

administrative and corporate information

INVESTOR ENQUIRIES

James Wellsted

Head of corporate affairs

Sibanye Gold Limited

Tel:	+27 83 453 4014
+27 11 278 9656

E-mail: james.wellsted@sibanyegold.co.za

Corporate Secretary

Cain Farrel

Tel:	+27 10 001 1122
Fax:	+27 11 278 9863

E-mail: cain.farrel@sibanyegold.co.za

Registered office

Libanon Business Park

1 Hospital Street

(off Cedar Avenue)

Libanon

Westonaria

1780

South Africa

Private Bag X5

Westonaria

1780

South Africa

Tel:	+27 11 278 9600
Fax:	+27 11 278 9863

Sibanye Gold Limited

Incorporated in the Republic of

South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN – ZAE E000173951

Listings

JSE: SGL

NYSE: SBGL

Website

www.sibanyegold.co.za

Directors

M Sello Moloko* (Chairman)

Neal J Froneman (CEO)

Charl Keyter (CFO)

Timothy J Cumming*

Barry E Davison*

Richard P Menell*

Nkosemntu G Nika*

Keith A Rayner*

Zola ST Skweyiya*

Susan C van der Merwe*

Jerry S Vilakazi*

Cain Farrel (Company Secretary)

*Independent non-executive

JSE sponsor

JP Morgan Equities South Africa

(Proprietary) Limited

(Registration number:

1995/011815/07)

1 Fricker Road, Illovo

Johannesburg, 2196

Private Bag X9936, Sandton, 2196,

South Africa

Office of the United Kingdom secretaries

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel:	+44 20 7796 8644
Fax:	+44 20 7796 8645

American Depositary Receipt transfer agent

Bank of New York (BNY) Mellon

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

United States of America

US toll-free telephone: +1 888 269 2377

Tel: +1 201 680 6825

E-mail: shrrelations@bnymellon.com

Transfer secretaries

South Africa

Computershare Investor Services

(Proprietary) Limited

Ground Floor

70 Marshall Street

Johannesburg

2001

PO Box 61051

Marshalltown

2107

Tel:	+27 11 370 5000
Fax:	+27 11 688 5248

Transfer secretaries

United Kingdom

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:	0871 664 0300 (calls cost 10p a minute plus network extras, lines are open 8:30 to 17:00, Monday to Friday) or
+44 20 8639 3399 (overseas)
Fax:	+44 20 8658 3430

E-mail: ssd@capitaregistrars.com

Auditors

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel:	+27 11 647 7111
Fax:	+27 11 647 8000

78  Sibanye Gold Integrated Report

FURTHER INFORMATION

KEY INFORMATION

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data set out below for fiscal 2013, 2012 and 2011, the six-month transition period ended December 31, 2010 and the fiscal year ended June 30, 2010 have been derived from Sibanye’s consolidated financial statements for those periods and as of those dates and the related notes. The selected historical consolidated financial data as of and for the fiscal year ended June 30, 2009 is unaudited and has been derived from Gold Fields’ consolidated financial statements as of that date, which are not included in this annual report, and adjusted where applicable as described below. The selected historical consolidated financial data presented below has been derived from financial statements, as well as Sibanye’s accounting records, which have been prepared in accordance with U.S. GAAP. The other operating data presented has been calculated as described in the footnotes to the table below.

	Fiscal Year Ended December 31,			Six-Month Transition Period Ended December 31,	Fiscal Year Ended June 30,
	2013	2012	2011	2010	2010	2009
	(U.S.$ million, unless otherwise stated)
Statement of Operations Data
Revenues	2,013.7	2,021.2	2,301.0	1,073.4	1,808.8	1,627.9
Income from operations	355.1	358.9	563.9	160.8	263.7	449.2
Net income/(loss) from continuing operations	226.5	362.3	340.7	(28.8)	166.3	240.5
Loss from discontinued operation	—	—	—	(11.7)	(28.7)	(37.9)
Net income/(loss)	226.5	362.3	340.7	(40.5)	137.6	202.6
Net income/(loss) attributable to non-controlling interests	(0.6)	(0.1)	0.1	0.8	0.8	1.8
Net income/(loss) attributable to Sibanye shareholders	225.9	362.2	340.8	(39.7)	138.4	204.4
Basic earnings per share attributable to Sibanye shareholders (U.S.$cents)	35	36,220,000	34,080,000	2,800,000	16,700,000	26,900,000
Basic earnings per share from discontinued operation (U.S.$’000)	—	—	—	(12)	(29)	(42)
Diluted earnings per share attributable to Sibanye shareholders (U.S.$cents)	34	36,220,000	34,080,000	2,800,000	16,700,000	26,900,000
Diluted earnings per share from discontinued operation (U.S.$’000)	—	—	—	(12)	(29)	(42)
Dividend per share (Rcents)	37	73,130,000	242,300,000	2,052,800,000	91,700,000	159,500,000
Dividend per share (U.S.$cents)	4	9,550,000	33,560,000	299,930,000	12,100,000	17,700,000

Other Operating Data
Total cash costs per ounce of gold produced (U.S.$)(1)	923	1,088	965	868	730	490
Total All-in cost per ounce of gold sold (U.S.$)(2)	1,151	1,459	1,275	—	—	—

Notes:

(1)	Sibanye has calculated total cash costs per ounce by dividing total cash costs, as determined using guidance provided by the Gold Institute, by gold ounces sold for all periods presented. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute industry guidance, are production costs as recorded in the statement of operations, less offsite (i.e. central) general and administrative, or G&A, expenses (including head office costs, as well as changes in the currency exchange rate between the Rand compared with the U.S. dollar). Total cash costs and total cash costs per ounce are not U.S. GAAP measures. Management, however, believes that total cash costs per ounce provides a measure for comparing Sibanye’s operational performance against that of its peer group, both for Sibanye as a whole, and for its individual operations. An investor should not consider total cash costs and total cash costs per ounce in isolation or as an alternative to total production costs or net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented in accordance with U.S. GAAP. In particular, depreciation and amortization is included in a measure of production costs under U.S. GAAP, but is not included in total cash costs under the guidance provided by the Gold Institute. For a reconciliation of Sibanye’s production costs to its total cash costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 31, 2013 and 2012—Total Cash Cost” and “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 31, 2012 and 2011—Total Cash Cost”.
(2)	Total All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalize earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a subtotal in the All-in cost calculation, together with corporate and major capital expenditure growth. At this stage, with the focus on our current operations, Sibanye’s All-in sustaining cost and All-in cost are the same. Sibanye reports total All-in cost on a per ounce and per kilogram basis. For a description of total All-in cost and a reconciliation of Sibanye’s total All-in cost to its production costs for fiscal 2013, 2012 and 2011, see “Operating and Financial Review and Prospects—Results of Operations—Fiscal Year Ended December 31, 2013 and 2012—All-in Cost” and “Operating and Financial Review and Prospects—Results of Operations—Fiscal Years Ended December 31, 2012 and 2011—All-in Cost”. Total All-in cost per ounce of gold sold is not presented for the six-month transition period ended December 31, 2010 and the fiscal years ended June 30, 2010 and 2009 as it is not practicable to calculate the Total All-in cost for these periods.

	As at December 31,				As at June 30,
	2013	2012	2011	2010	2010	2009
	(U.S.$ millions, unless otherwise stated)
Balance Sheet Data
Property, plant and equipment, net	1,667.2	2,067.2	2,090.2	2,426.9	4,235.0	3,733.4
Total assets	2,156.8	2,462.5	2,481.5	2,976.0	5,863.9	5,212.9
Total borrowings	192.5	492.5	—	—	—	409.0
Total liabilities	1,083.0	3,427.7	3,806.7	4,613.8	4,556.0	4,031.7
Share capital	1,955.3	—	—	—	—	—
Net assets/(liabilities)	1,073.8	(965.2)	(1,325.2)	(1,637.1)	1,308.7	1,181.8

Other Financial Data
Shares issued	735,079,031	1,000	1,000	1,000	1,000	1,000
Weighted average number of shares	650,621,237	1,000	1,000	1,000	1,000	1,000

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. dollars, expressed in Rand per $1.00.

Year ended	Average
June 30, 2009	9.01
June 30, 2010	7.58
December 31, 2011	7.22
December 31, 2012	8.19
December 31, 2013	9.60
Through April 22, 2014	10.78

Month ended	High	Low
October 31, 2013	10.11	9.73
November 30, 2013	10.38	10.06
December 31, 2013	10.47	10.26
January 31, 2014	11.29	10.48
February 28, 2014	11.22	10.70
March 31, 2014	10.89	10.53
Through April 22, 2014	10.62	10.38

The closing rate for the Rand on April 22, 2014, as reported by I-Net Bridge, was R10.53 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the ADRs on the NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADRs on the conversion of any dividends paid in Rand on the ordinary shares.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on our business, financial condition or results of operations, resulting in a decline in the trading price of Sibanye’s ordinary shares or ADRs. The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.

Risks related to Sibanye’s business

Changes in the market price for gold, which in the past have fluctuated widely, affect the profitability of Sibanye’s operations and the cash flows generated by those operations.

Sibanye’s revenues are primarily derived from the sale of gold that it produces. Sibanye does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold production. As a result, it is fully exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. Gold hedging could however be considered in the future under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations. See “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity”.

The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye has no control, such as general supply and demand, speculative trading activity and global economic drivers. Should the gold price decline below Sibanye’s production costs, it may experience losses and, should this situation remain for an extended period, Sibanye may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. Sibanye might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Sibanye’s ability to undertake new capital projects or continue with existing operations or to make other long-term strategic decisions.

Sibanye’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye to lower its estimated mineral reserves.

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Sibanye’s costs, expenditures, commodity prices, exchange rates, metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond our control. In the event that we adversely revise any of the assumptions that underlie our mineral reserves, Sibanye may need to revise its mineral reserves downwards. See “Reserves of Sibanye as of December 31, 2013.”

Sibanye will report mineral reserves compliant with Industry Guide number 7 for the Cooke operations, the mining operations of Witerwatersrand Consolidated Gold Resources Limited, or Wits Gold, and the mining operations of Southgold Exploration Proprietary Limited, or Southgold, which will be released once available. There can be no guarantee that these operations will hold reserves in line with management expectations or at all. See ”Additional Information—Acquisitions” for further information.

Sibanye’s mineral rights are subject to legislation, which could impose significant costs and burdens.

Our operations in South Africa are subject to legislation regulating mineral rights. This includes broad-based black economic empowerment, or BEE, legislation designed to effect the entry of HDSAs, into the mining industry and increase their participation in the South African economy. The Mineral and Petroleum Resources and Development Act, or MPRDA, came into effect on May 1, 2004. The MPRDA transferred ownership of mineral resources to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. As custodian, the South African government exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant the rights required to prospect and mine for minerals. Mining companies were required to apply for the right to mine and/or prospect and to convert existing mining rights to “new order” mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the grant of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the MPRDA. The MPRDA also required that mining companies submit social and labor plans, or SLPs to the DMR, which set out their commitments relating to, among other things, human resource development, labor planning and economic development planning. In order to provide guidance on the fulfilment of these broad-based socio-economic empowerment requirements to the mining industry, the DMR published the Mining Charter, which also became effective on May 1, 2004. The Mining Charter includes a requirement that each mining company achieve a 15% HSDA ownership of mining assets within five years and a 26% HSDA ownership of mining assets within 10 years.

In 2004, Gold Fields undertook a black economic empowerment (BEE) transaction, transferring an amount equivalent to 15% of its equity from Sibanye, formerly GFI Mining South Africa Proprietary Limited, to Mvelaphanda Gold Proprietary Limited (Mvelaphanda Gold). In 2010, a further effective interest of 10% was allocated to an Employee Share Ownership Plan (ESOP) and another 1% in an empowerment deal. At the end of 2013, 32,219 employees were participants in the ESOP.

In November 2006, the DMR approved the conversion of Sibanye‘s mining rights at Driefontein, Kloof and Beatrix into new order mining rights. Management believes that the Cooke Assets and the Wits Gold Assets comply with relevant BEE legislation. The Cooke Assets and Wits Gold Assets mining rights have been converted into new order mining rights.

In 2010, the DMR introduced the Amended Mining Charter which among other things, includes a requirement that mining companies achieve a minimum of 40% HDSA demographic representation by the end of 2014 at top management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level. See “Environmental and Regulatory Matters—Mineral Rights.” In fiscal 2014, the DMR announced that it has launched audits of mining companies to determine their compliance with the BEE requirements of the Mining Charter and Amended Mining Charter. The implementation and enforcement of these requirements may be contentious.

As of March 27, 2014 The Amendment Bill to the MPRDA had been passed by both the National Assembly and the National Council of Provinces, or NCOP, and now requires sign-off by the President.

While Sibanye believes that it is compliant with the BEE requirements of the Mining Charter or Amended Mining Charter, should the DMR determine that Sibanye is not in compliance, Sibanye may be required to engage in remedial steps including changes to management, changes to its shareholding structure and actions that require shareholder approval. If the DMR were to determine that Sibanye is not in compliance, Sibanye may challenge such decision in court. Any such court action may be expensive and there is no guarantee that Sibanye’s challenge would be successful. Failure by Sibanye to comply with any of South Africa’s empowerment requirements may result in the cancellation or suspension of Sibanye’s existing mining rights and may prevent Sibanye’s operations from obtaining any new mining rights.

There is no guarantee that any steps that have already been taken, or that Sibanye might take in the future, will ensure the successful renewal of Sibanye’s existing mining rights, the retaining of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Sibanye than the terms of its current rights. Any further adjustment to the ownership structure of Sibanye’s mining assets in order to meet BEE requirements could have a material adverse effect on the value of Sibanye’s securities.

Further, Sibanye may in the future incur significant costs as a result of changes in the interpretation of existing laws, or the imposition of new laws, which may have a material adverse effect on Sibanye’s business, operating results and financial condition.

Sibanye’s operations and profits have been and may be adversely affected by strikes, union activity and new and existing labor laws.

Organized labor dynamics in the South African mining sector are volatile and uncertain and may have a material adverse impact on our operational and financial performance. A recent increase in labor unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s credit rating and subsequently the credit ratings of the country’s leading mining companies. In particular, strikes during the second half of fiscal 2012, caused work stoppages at Kloof, Driefontein and Beatrix, resulting in significant production losses. While the outcome of the wage negotiations with the unions in fiscal 2013 was relatively positive, in light of the recent labor unrest there can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions. For example, the National Union of Mineworkers, or NUM, threatened action against Sibanye in its National Executive Committee statement released on February 25, 2014. Furthermore, the emergence of the Association of Mineworkers and Construction Union, or AMCU, as a rival to NUM may destabilize labour relations.

A general election will be held on May 7, 2014 in South Africa, which may be accompanied by political uncertainty and instability. Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad-based socio-economic empowerment requirements espoused in section 2 of the MPRDA and the broad-based socio-economic empowerment charter adopted in South Africa, known as the Mining Charter, as well as the amendments to that charter that took effect from September 13, 2010, known as the Amended Mining Charter. In terms of the Mining Charter, as amended, all mining companies must achieve, among other things, 26% ownership by historically disadvantaged South Africans, or HDSAs, of mining assets by the end of 2014 (to be reported on by March 31, 2015) and a minimum of 40% HDSA demographic representation at the executive management, senior management, middle management, junior management and core and critical skills levels (subject to offsets) in order to comply with the open-ended broad-based socio-economic empowerment requirements of the MPRDA. The implementation and enforcement of these requirements during and after fiscal 2014 may be contentious.

In the event that Sibanye experiences further industrial relations-related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer-term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production and Sibanye will not re-commence mining until health and safety conditions are considered appropriate to do so.

Existing labor laws (including those that impose obligations on Sibanye regarding worker rights) and any new or amended labor laws may increase Sibanye’s labor costs and have a material adverse effect on Sibanye’s business, operating results and financial condition.

Due to the nature of deep level gold mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.

Gold mining by its nature involves significant risks and hazards (resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials) including environmental hazards and industrial and mining accidents. These may include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other accidents or conditions.

We are at risk of experiencing environmental or other industrial hazards and we are more susceptible than other mining operations to certain of these risks due to mining at deep levels. The occurrence of any of these hazards could delay or halt production, increase production costs and result in financial and regulatory liability.

Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents.

Nearly all of our operating shafts and processing plants are more than 30 years old. Maintaining this infrastructure requires skilled human resources, capital allocation, management and regular, planned maintenance. Although we have a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on our results of operations and financial position.

Because our operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations.

Our headquarters and our operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa. As a result, any adverse economic, political or social conditions affecting this region, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye’s business, financial condition and results of operations. See “—Risks related to South Africa.”

Our business is subject to high fixed costs which may impact its profitability.

The South African gold mining industry is labor intensive and is characterized by high fixed costs. The majority of operating costs of each mine do not vary significantly with amount of production and, therefore, a relatively small change in productivity such as a result of strikes or other work stoppages could have a disproportionate effect on operating and financial results. Costs are generally significantly more stable than revenues, which are driven by the gold price and exchange rates which can be volatile. Accordingly, changes in revenues due to gold price or exchange rate movements could have a material adverse effect on Sibanye’s growth or financial performance. Above inflation increases in fixed costs such as labor or electricity costs may cause parts of our operations to become uneconomical to mine and lead to the closure of marginal shafts or other areas at our operations to become uneconomical to mine. This would impact on planned production levels and declared reserves and could have a material adverse effect on our business, operating results and financial condition. See “Operating and Financial Review and Prospects—Factors affecting our performance—Costs.”

If we lose senior management or are unable to hire and retain sufficient technically skilled employees or sufficient HDSA representation in management positions, our business may be materially adversely affected.

Our ability to operate or expand effectively depends largely on the experience, skills and performance of our senior management team and technically skilled employees. However, the mining industry in South Africa, including Sibanye, continues to experience a shortage of qualified senior management and technically skilled employees. We may be unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled employees or other management personnel, or we may have to pay higher levels of remuneration than we currently intend in order to do so. Additionally, as a condition of our mining license we must ensure sufficient HDSA participation in our management and core and critical skills, and failure to do so could result in fines or the loss or suspension of our mining license. If we are unable to hire or retain appropriate management and technically skilled personnel or are unable to obtain sufficient HDSA representation in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on our business, including production levels, results of operations and financial position.

Because gold is generally sold in U.S. dollars, while Sibanye’s production costs are primarily in Rand, Sibanye’s operating results and financial condition will be materially harmed if there is a material change in the value of the Rand.

Gold is principally sold throughout the world in U.S. dollars, but Sibanye’s costs of production are primarily incurred in Rand. Recent volatility in the Rand, including, principally, significant depreciation of the Rand against the U.S. dollar over the past year, has made our costs and results of operations less predictable than when exchange rates are more stable. However, the exchange rate has historically been very volatile and the Rand can go through periods of significant strength compared to the U.S. dollar. Any significant and sustained appreciation of the Rand against the U.S. dollar would increase our operating costs in U.S. dollar terms, which could materially adversely affect our operating results and financial condition. Conversely, a weaker Rand may also result in higher inflation in South Africa, which would increase the prices Sibanye pays for products and services and could have a material adverse effect on Sibanye’s financial condition and results of operations, if not offset by increased gold prices.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye’s operations and profits.

Sibanye’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel, cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials would require us to find acceptable substitute suppliers and could require us to pay higher prices for such materials. Any significant increase in the prices of these materials will increase Sibanye’s operating costs and affect production considerations.

Power stoppages, fluctuations and usage constraints may force Sibanye to halt or curtail operations.

In 2008, South Africa experienced disruptions in electrical power supply that impacted Sibanye’s operations. Electricity supply in South Africa remains constrained and future power disruptions are possible. The South African state utility Eskom Limited, or Eskom, has warned that power constraints will continue until its new power stations are commissioned, which is expected towards the end of 2014. Labor unrest in South Africa during fiscal 2012 also disrupted the supply of coal to Eskom’s power stations resulting in interrupted supply. Any further disruption or decrease in the electrical power supply available to Sibanye’s operations could have a material adverse effect on its business, operating results and financial condition. The Department of Energy is developing a power conservation program in an attempt to improve the power situation in South Africa, however there can be no assurance that this program will provide sufficient supply for the needs of the country or for Sibanye to run its operations at full capacity or at all.

Power cost increases may adversely affect Sibanye’s results of operations.

Sibanye’s mining operations depend upon electrical power generated by the state utility provider, Eskom. See “Operating and Financial Review and Prospects—Factors affecting our performance—Costs.” Eskom holds a monopoly on power supply in the South African market. In 2013, Eskom applied to NERSA for an average tariff increase of 16%. NERSA only approved an average annual tariff increase of 8.0% and 9.6% for industrial users, which includes the mining industry, that covers a five-year period from April 1, 2013 to March 31, 2018. Should Sibanye experience further power tariff increases, its results of operations may be adversely impacted.

Sibanye’s insurance coverage may not adequately satisfy all potential claims in the future.

Sibanye has an insurance program, including partial self-insurance. However, it may become subject to liability against which it has not been insured, cannot insure or is insufficiently insured, including those relating to past mining activities. Sibanye’s existing property and liability insurance contains specific exclusions and limitations on coverage. For example, should Sibanye be subject to any regulation or criminal fines or penalties, these amounts would not be covered under its insurance program. Should Sibanye suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Theft of gold and production inputs and illegal mining occur on some of Sibanye’s properties. These activities are difficult to control, can disrupt business and can expose Sibanye to liability.

Sibanye’s properties have experienced illegal and artisanal mining activities and theft of gold bearing materials (which may be by employees or third parties). The activities of illegal and artisanal miners could lead to depletion of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution or damage to property for which Sibanye could potentially be held responsible, leading to fines or other costs. Rising gold prices may result in an increase in gold theft. The occurrence of any of these events could have a material adverse effect on Sibanye’s financial condition or results of operations.

To the extent that Sibanye seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.

Sibanye may pursue growth opportunities that allow it to leverage its existing processing capacity and infrastructure and extend its operating life. Such growth may occur through the acquisition of other companies and assets, development projects, or by entering into joint ventures. Any such acquisition or joint venture may change the scale of Sibanye’s business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. Further, if Sibanye acquires any assets that produce commodities other than gold, Sibanye may be exposed to the risk of operating in an operating environment and market with which its management has little or no experience. There can be no assurance that any acquisition or joint venture, including the acquisition of the Cooke operations from Gold One, the acquisition of Wits Gold and Southgold, will achieve the results intended, and, as such, could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Prior to acquiring the Cooke operations from Gold One and prior to acquiring Wits Gold and Southgold, or, together, the Acquisition Assets, Sibanye was able to conduct only limited due diligence on the Acquisition Assets. There can be no assurance that Sibanye identified all the liabilities of, and risks associated with, the Acquisition Assets prior to acquiring them or that it will not be subject to unknown liabilities of, and risks associated with, the Acquisition Assets, including liabilities and risks that may become evident only after Sibanye has been involved in the operational management of the Acquisition Assets for a longer period of time.

To the extent that Sibanye seeks to expand its current mining operations, it may experience problems associated with mineral exploration or developing mining projects.

In order to expand its operations and reserve base organically, Sibanye may investigate the exploitation of mineralization below the current mining levels and infrastructure limits at its operations. Projects of this nature are generally capital intensive, have long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site. Further, if Sibanye explores the production of commodities other than gold, Sibanye may be exposed to the risk of operating in an operating environment and market with which its management has little or no experience. In addition, to the extent Sibanye participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardize the success of the project.

Sibanye utilizes information technology and communications systems, the failure of which could significantly impact its operations and business.

Sibanye utilizes and is reliant on various information technology and communications systems, in particular SAP, payroll and time and attendance applications. Damage or interruption to Sibanye’s information technology and communications systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost or damaged, thereby adversely affecting Sibanye’s business, prospects and results of operations.

Sibanye has provided certain guarantees on notes issued by Gold Fields Orogen Holding (BVI) Limited. If Sibanye were to become obligated to make payments under these guarantees, it’s results of operations would be materially adversely impacted.

On September 30, 2010, Gold Fields Orogen Holding (BVI) Limited, or Orogen, a subsidiary of Gold Fields, announced the issue of $1,000,000,000 4.875% guaranteed notes due October 7, 2020, or the Notes. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, Gold Fields Operations Limited, or GFO, and Gold Fields Holdings Company (BVI) Limited, or GHO, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other existing and future unsubordinated and unsecured obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye may become liable for the full amount of Orogen’s outstanding obligations.

Each of Gold Fields and the other Guarantors have entered into an indemnity agreement, or the Indemnity Agreement, in favor of Sibanye in order to indemnify Sibanye against any loss caused to Sibanye in circumstances where Sibanye is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. Despite this indemnification, if Sibanye is not released as a Guarantor of the Notes and depending on the credit risk associated with Gold Fields and its group companies over which Sibanye has no control, it may be difficult for Sibanye to obtain financing on commercially acceptable terms and conditions, or at all. Further, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye for all or part of its guarantee, this will have a material adverse effect on Sibanye’s operations and financial performance. See “Additional Information—Material Contracts—U.S.$1 billion Notes Issue Due 2020.” Among other things, if Sibanye is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye’s other financing facilities. Any such event or breach may have a material adverse effect on Sibanye’s results of operations and financial condition.

Further, market conditions may negatively impact Sibanye’s ability to obtain financing for amounts it becomes required to pay under its obligations as guarantor, as well as the rate of interest required to finance these amounts. Finally, a deterioration in the financial condition of Orogen and the Guarantors could impact Sibanye’s ability to raise funding on favourable terms and conditions.

Risks related to South Africa

Sibanye is subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Sibanye’s operations and profits.

In South Africa, the African National Congress, or the ANC, has recently adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalization for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and increasing the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the strengthening of a state mining company to be involved in new projects either through partnerships or individually.

During July 2013, the South African Government announced the introduction of a committee to assess South Africa’s tax policy framework, including its mining tax framework, and its impact on growth, employment, development and fiscal sustainability. At this stage, the exact date on which the committee will commence its work is unknown. While stakeholders in the mining industry will be consulted regarding the various considerations, management cannot predict what impact any recommendation of the committee could have on the gold mining industry, including Sibanye.

Any adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Sibanye, any of which could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Economic, political or social instability affecting South Africa may have a material adverse effect on Sibanye’s operations and profits.

Sibanye is a South African company domiciled, and with all its assets located, in South Africa. Changes to or increased instability in the economic, political or social environment in South Africa or in surrounding countries could create uncertainty which discourages investment in the region and may affect an investment in Sibanye. High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain an issue and a deterrent to foreign investment. The volatile and uncertain labor environment, which is severely impacting on the local economy and investor confidence, has led and may lead to further downgrades in credit ratings, making investment more expensive and difficult to secure. See Risk Factors—Risks related to Sibanye’s business—“Sibanye’s operations and profits have been and may be negatively affected by strikes, union activity and new and existing labor laws.” This may restrict Sibanye’s future access to international financing and could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Furthermore, while the government has stated that it does not intend to nationalize mining asset or mining companies, certain new smaller political parties have stated publicly and in the media that the government should embark on a program of nationalization. Any threats of, or actual proceedings to, nationalize any of Sibanye’s assets, which could halt or curtail operations, may result in a material adverse effect on Sibanye’s business, operating results and financial condition and could cause the value of Sibanye’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

Sibanye’s financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations, or the Exchange Control Regulations, restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area, or the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Sibanye’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye’s financial and strategic flexibility, particularly its ability to raise funds outside South Africa. See “Environmental and Regulatory Matters—Exchange Controls.”

Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Sibanye’s operations.

Energy is a significant input and cost to Sibanye’s mining and processing operations. The South African government is considering introducing a carbon tax. The carbon tax was intended to come into effect from January 1, 2015 but, in order to align the framework of the proposed carbon tax with the desired reduction outcomes, the implementation of the carbon tax was postponed to 2016 in order to allow sufficient time for consultation on draft legislation and the implementation process. Many aspects of the proposed carbon tax remain uncertain and it is not possible to determine the ultimate impact of the proposed carbon tax on Sibanye. See “Environmental and Regulatory Matters—Environmental.” Regulatory initiatives such as these could increase Sibanye’s energy, production and transport costs, specifically costs relating to its energy-intensive assets and assets that emit significant amounts of greenhouse gases. Furthermore, the potential physical impacts of climate change on Sibanye’s operations are highly uncertain and may adversely impact the cost, production and financial performance of Sibanye’s operations.

Sibanye’s operations are subject to South African environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Sibanye’s operations are subject to various environmental and health and safety laws, regulations, permitting requirements and standards. See “Environmental and Regulatory Matters—Environmental” and “Environmental and Regulatory Matters—Health and Safety”. For example, Sibanye is required to fund environmental rehabilitation costs by making contributions into environmental trust funds and with insurance guarantees. Sibanye may in the future incur significant costs to comply with South African environmental and health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. Sibanye may also be subject to litigation and other costs as well as actions by authorities relating to environmental and health and safety matters, including mine closures, the suspension of operations and prosecution for industrial accidents as well as significant penalties and fines for non-compliance. In addition, there can be no assurance that the unions will not take action in response to industrial accidents, which could lead to losses in Sibanye’s production and negatively affect Sibanye’s reputation. Any additional stoppages in production or increased costs associated with such incidents, could have a material adverse effect on Sibanye’s business, operating results and financial condition.

The principal health risks associated with Sibanye’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers compensation and also, at the same time, in a civil action under common law (either as individuals or as a class). Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Sibanye’s mines.

Currently, two suits have been filed against several South African mining companies, including Sibanye, on behalf of current and former gold mine workers and the dependants of gold mine workers who have contracted or died from silicosis or other occupational lung diseases. A consolidated application has been brought for certification of these suits and a class action on behalf of current or former mine workers (and their dependents) who have allegedly contracted silicosis while working for one or more of the above mining companies. If a significant number of such claims were suitably established against Sibanye, the payment of compensation for the claims and for any significant additional costs arising out of these issues could have a material adverse effect on our business, reputation, results of operations and financial condition. See “Reports—Directors’ Report—Litigation.” Further, any new regulations, potential litigation or any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Sibanye to incur further significant costs and could have a material adverse effect on Sibanye’s business, operating results and financial condition. See “Environmental and Regulatory Matters—Health and Safety.”

South Africa’s deputy Mineral Resources Minister has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. The DMR can and does issue, in the ordinary course of its operations, instructions, including Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is Sibanye’s policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Sibanye’s production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Sibanye’s business, operating results and financial condition. Such incidents may also negatively affect Sibanye’s reputation with, among others, employees, unions and South African regulators.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to Sibanye in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Sibanye in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly at the end stages, and cause additional healthcare-related costs. If there is a significant increase in the incidence of HIV/AIDs infection and related diseases among the workforce, this may have a material adverse effect on Sibanye’s business, operating results and financial condition.

Additionally, the spread of contagious diseases such as respiratory diseases is exacerbated by communal housing and close quarters. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.

Sibanye’s operations are subject to water use licenses, which could impose significant costs and burdens.

Under South African law, Sibanye’s operations are subject to water use licenses that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. Kloof currently operates under a regulatory directive that allows it to operate while its application for license renewal is being processed. Driefontein holds a water use license but Sibanye remains in discussions with the Department of Water Affairs regarding certain discrepencies regarding the licence. Beatrix currently operates under a pre-existing permit of indefinite length; however, it has submitted an application for a license under the current regime Sibanye expects to incur significant expenditure to achieve and maintain compliance with the license requirements at each of its operations. Any failure on Sibanye’s part to achieve or maintain compliance with the requirements of these licenses with respect to any of its operations could result in Sibanye being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use license, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Sibanye has identified a risk of potential long-term acid mine drainage, or AMD, issues which are currently being experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Should Sibanye’s current preventative measures not be successful such that Sibanye were to experience any AMD issues, it could result in failure to comply with its water use license requirements and could expose Sibanye to potential liabilities.

Sibanye’s Historical Consolidated Financial Statements contained in this document are not necessarily indicative of its future financial condition, future results of operations or future cash flows, nor do they reflect what its financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The Audited Consolidated Financial Statements included in this annual report do not reflect what Sibanye’s financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and are not necessarily indicative of its future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•	Sibanye’s Audited Consolidated Financial Statements reflect charges for services historically provided by Gold Fields, and those charges may be different to the comparable expenses Sibanye would have incurred as an independent company;

•	Sibanye’s working capital requirements historically have been satisfied as part of Gold Fields’ corporate-wide cash management programs, and Sibanye’s cost of debt and other capital may be different from that reflected in its Audited Consolidated Financial Statements;

•	the Audited Consolidated Financial Statements may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in Sibanye’s cost structure, management, financing arrangements and business operations as a result of its spin-off from Gold Fields, including all the costs related to being an independent public company; and

•	the Audited Consolidated Financial Statements may not fully reflect the effects of certain liabilities that will be incurred or assumed by Sibanye and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, Gold Fields.

Sibanye has a limited history operating as an independent public company. Sibanye will incur significant expenses to create the corporate infrastructure necessary to operate as an independent public company, and will experience increased ongoing costs in connection with being an independent public company.

Sibanye historically used Gold Fields’ corporate infrastructure to support many of its business functions. The expenses related to establishing and maintaining this infrastructure were historically spread among all of the Gold Fields businesses. While management believes that Sibanye can take advantage of greater efficiencies as a standalone company, Sibanye also no longer has access to Gold Fields’ infrastructure. Effective as of the Spin-off, Sibanye assumed responsibility for the costs of its purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions that were previously provided by Gold Fields. The total cost of these services from Gold Fields was $8.4 million in fiscal 2012. Accordingly, Sibanye’s consolidated results of operations are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had Sibanye been an independent publicly traded company during the periods presented. Following the Spin-off, and until November, 2013, Sibanye continued to provide services to Gold Fields and Gold Fields Group Services Property Limited, or GFGS, continued to provide some of these services to Sibanye on a transitional basis, pursuant to the transitional services agreement between Sibanye and Gold Fields signed on December 21, 2012, or the Transitional Services Agreement. See “Additional Information—Material Contracts—Transitional Services Agreement.” Sibanye will now need to perform these functions itself or hire third parties to perform these functions on its behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in Sibanye’s historical combined financial statements. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect Sibanye’s business, financial condition, results of operations and cash flows.

Several members of the Board and management may have actual or potential conflicts of interest because of position on the Board of Gold Fields or their ownership of shares of Gold Fields.

One member of the board of directors of Sibanye, or the Directors, sits on the board of directors of Gold Fields, our former parent. Further, several members of the Board and several executive officers of Sibanye, or the Executive Officers, also own shares in Gold Fields, which could create, or appear to create, potential conflicts of interest. See “Reports—Remuneration Report—Directors’ and officers’ disclosure of interests in contracts.”

Risks related to Sibanye’s shares and ADRs

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye.

Securities laws of certain jurisdictions may restrict Sibanye’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye. In particular, holders of Sibanye securities who are located in the United

States (including those who hold ordinary shares or ADRs) may not be able to participate in securities offerings by or on behalf of Sibanye unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

Securities laws of certain other jurisdictions may also restrict Sibanye’s ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Sibanye. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consent or approvals or need to observe any other formalities to enable them to participate in any offering of Sibanye securities.

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye, the Directors and the Executive Officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.

Sibanye is incorporated in South Africa. All of the Directors and Executive Officers (as well as Sibanye’s independent registered public accounting firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Sibanye are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Sibanye a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.

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

Investors may face liquidity risk in trading Sibanye’s ordinary shares on the JSE.

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sibanye’s ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity.

Sibanye may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments may be subject to withholding tax.

Sibanye‘s dividend policy is to return between 25% and 35% of normalized earnings to shareholders. Sibanye may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Sibanye’s capital expenditures on both existing infrastructure as well as on exploration and other projects and other cash requirements existing at the time. Under South African law, Sibanye will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and is permitted to do so in terms of Sibanye’s Memorandum of Incorporation, or the Memorandum of Incorporation. Given these factors and the Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADR holders was introduced with effect from April 1, 2012. See “Additional Information—Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends” and “Financial Information—Dividend Policy and Dividend Distributions.”

Sibanye’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Sibanye’s ordinary shares have historically been paid in Rand and all dividends have historically been paid directly to Gold Fields. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Sibanye’s ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African Exchange Control Regulations such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See “Additional Information—South African Exchange Control Limitations Affecting Security Holders.”

Sibanye’s ordinary shares are subject to dilution as a result of any non-preemptive Share issuance, including upon the exercise of Sibanye’s outstanding share options, issues of shares by the Board in compliance with BEE legislation or in connection with acquisitions.

Shareholders’ equity interests in Sibanye will be diluted to the extent of future exercises or settlements of rights under the Sibanye Gold Limited 2013 Share Plan, or 2013 Share Plan, and any additional rights. See “Remuneration Report—The Sibanye Gold Limited 2013 Share Plan.” Sibanye shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with applicable BEE legislation.

Further, the issuance of Shares in connection with any acquisition (whether in the form of consideration or otherwise) may result in dilution to then-existing Shareholders. For example, in August 2013, Sibanye entered into an agreement with Gold One International Limited, or Gold One, to acquire its Cooke underground and surface operations. The consideration to be settled will be approximately 150 million new Sibanye shares, or such number of shares that represents 17% of Sibanye’s issued share capital, on a fully diluted basis on the closing of the transaction.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Sibanye’s consolidated financial statements including the notes, appearing elsewhere in this annual report. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

Introduction

During fiscal 2013, following the Spin-off by Gold Fields to its shareholders of its entire shareholding in Sibanye (previously GFIMSA, a wholly owned subsidiary of Gold Fields), Sibanye began operating as a fully independent, publicly traded Company with a new Board of Directors, management and strategy.

On February 11, 2013, Sibanye listed on the JSE at a listing price of R13.05 per share, giving it an initial market capitalisation of approximately R9.5 billion (U.S.$1.1 billion). Sibanye’s secondary listing on the NYSE also commenced on February 11, 2013. The entire ordinary share capital of Sibanye was spun off by Gold Fields to its existing shareholders on February 18, 2013 in a ratio of 1:1 with the listed Gold Fields shares and resulted in Gold Fields’ shareholders holding two separate shares; a Sibanye share (whether held in the form of shares, ADRs or international depository receipts) as well as their original Gold Fields share.

The operating and financial results for fiscal 2013 are pleasing. They support management’s belief that Sibanye’s principal operations—Driefontein, Kloof and Beatrix—despite having been in operation for many decades, are still some of the best gold mines in the world and should continue to be so for many years to come.

Sibanye has delivered strong operating results, underpinned by the continued focus on the new operating strategy and organisation structures, which have delivered significant production and cost benefits. Cost containment and margin improvement will remain challenging, and an increased focus will be necessary to limit cost increases, especially in light of the pressures in the South African labor and electricity environment and the continued volatile macro-economic environment.

The solid operational performance and robust cash generation during the year and the positive outlook for fiscal 2014, underpins the declared full year dividend of 112 Rand cents per share (R823 million), or 35% of fiscal 2013 normalized earnings, which is at the upper end of the range defined by Sibanye’s dividend policy. “See Financial Information—Dividend Policy and Dividend Distributions.”

The following financial review provides stakeholders with greater insight into the financial performance and position of the Group. Our primary financial focus is to reduce costs, increase cash generation to provide a return on equity and reward shareholders with sustainable dividends. Stakeholders are advised to read this review in conjunction with the consolidated financial statements elsewhere in this annual report.

Factors affecting our performance

Gold price

Sibanye’s revenues are primarily derived from the sale of gold that it produces. Sibanye does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold production. As a result it is fully exposed to changes in the gold price. Gold hedging could however be considered in the future under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations.

The market price of gold has historically been volatile and affected by numerous factors over which Sibanye has no control, such as general supply and demand, speculative trading activity and global economic drivers. Should the gold price decline below Sibanye’s production costs it may experience losses and should this situation remain for an extended period, Sibanye may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditure. Sibanye might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Sibanye’s ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

The volatility of the price of gold is illustrated in the following table, which shows the annual high, low and average of the London afternoon fixing price of gold:

	Price per ounce(1)
Gold	High	Low	Average
	(U.S.$/oz)
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014 (through April 22, 2014)	1,385	1,221	1,294

Note:

(1)	Rounded to the nearest U.S. dollar.

On April 22, 2014, the London afternoon fixing price of gold was U.S.$1,287 per ounce.

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Sibanye’s average U.S. dollar realized gold price during fiscal 2013, 2012 and 2011. Sibanye’s average realized gold price per ounce is calculated using the actual price per ounce of gold received on gold sold.

	Fiscal
Realized Gold Price	2013	2012	2011
	(U.S.$/oz)
Average	1,409	1,669	1,571
High	1,694	1,792	1,895
Low	1,192	1,540	1,319
Sibanye’s average realized gold price(1)	1,408	1,652	1,590

Note:

(1)	Sibanye’s average realized gold price may differ from the average gold price due to the timing of its sales of gold within each year.

Exchange Rates

Sibanye’s operations are all located in South Africa and its revenues are equally sensitive to changes in the U.S. dollar gold price and the Rand/U.S. dollar exchange rate. Depreciation of the Rand against the U.S. dollar results in Sibanye’s revenues and operating margins increasing. Conversely, should the Rand appreciate against the U.S. dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Sibanye has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa. For more information regarding fluctuations in the value of the Rand against the U.S. dollar, see “Key Information—Exchange Rates”.

In fiscal 2013, movements in the U.S. dollar/Rand exchange rate had a significant impact on Sibanye’s results of operations as the Rand weakened 17% against the U.S. dollar, from an average of R8.19 per U.S.$1.00 in fiscal 2012 to R9.60 per U.S.$1.00 in fiscal 2013. In fiscal 2012, movements in the U.S. dollar/Rand exchange rate had a significant impact on Sibanye’s results of operations as the Rand weakened 13% against the U.S. dollar, from an average of R7.22 per U.S.$1.00 in fiscal 2011 to R8.14 per U.S.$1.00 in fiscal 2012.

As a general rule, Sibanye does not enter into long term currency hedging arrangements and is exposed to the spot market exchange rate. Sibanye’s production costs are primarily denominated in Rands and forward cover could be considered for significant expenditures based in foreign currency or those items which have long lead times to production or delivery. No foreign exchange hedging contracts were entered into during fiscal 2013.

See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Sensitivity—Foreign Currency Hedging Experience”.

Costs

Sibanye’s total cash costs comprise mainly labor and contractor costs, power, water, consumable stores, which include, inter alia, explosives, timber, cyanide, repairs and maintenance and other consumables. Sibanye expects that its total cash costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by inflation, general economic trends, market dynamics and other regulatory changes.

The South African inflation rate or Consumer Price Index, or CPI, was unchanged year-on-year, averaging 5.7% in fiscal 2013 (2012: 5.7% and 2011: 6.1%). Mining inflation has historically been significantly higher than CPI, with key production costs, in particular wages and electricity costs, increasing considerably more than CPI. See “Risk Factors—Power cost increases may adversely affect Sibanye’s results of operations”.

Sibanye reviewed all of its costs during the first half of fiscal 2013, identifying a number of areas in which costs could be significantly reduced. The subsequent implementation of Sibanye’s new operating strategy and revised organisational structures delivered significant production and cost benefits during the year. The implementation of the new operating model included:

•	re-organizing and rolling out flatter, team based management structures. These place people with experience in mining management closer to the face. The focus on core mining at the operations was also tightened;

•	implementing needs focused management information systems supported by detailed monthly business unit performance reviews;

•	revising the ore reserve management principles and practices, and reassessing and introducing new operating plans applicable to individual business units;

•	focusing on the quality of mining—improving the mine call factor by focusing on the areas that result in gold losses, and greater attention to stopping width control; and

•	eliminating scattered regional support functions by centralizing and rightsizing Group support services into customer focused, cost driven centralized service departments.

Sibanye’s operations are labor intensive. As a result, labor represented 59%, 62% and 61% of the total cash cost during fiscal 2013, 2012 and 2011, respectively.

During fiscal 2013 Sibanye negotiated a two year wage agreement with the South African mining unions, which represented the majority of its workforce, at above-inflation wage increases effective from July 1, 2013 of between 7.5% to 8.0%, depending upon the category of employee. Increases from July 1, 2014 will be based on the CPI plus 0.5% or 1.0%, with a minimum of 6.5% and 7.0%, again depending upon the category of employee. The next round of wage negotiations is scheduled to begin in mid-2015. Sibanye’s employees may continue to undertake industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions.

Power and water comprised 18%, 19% and 19% of total cash cost in fiscal 2013, 2012 and 2011, respectively. During fiscal 2013 Eskom applied to NERSA for an average annual tariff increase of 16.0% for a five year period as of April 1, 2013, of which an average increase of 9.6% for industrial users was approved.

The effect of the abovementioned increases, especially being above the average inflation rate, has adversely affected, and may continue to adversely affect, the profitability of Sibanye’s operations. Further, all of Sibanye’s costs at its operations are in Rands, while revenues from gold sales are in U.S. dollars. Generally, when inflation is high the Rand tends to devalue, thereby increasing Rand revenues, and potentially offsetting any increase in costs. However, there can be no guarantee that any cost-saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

Production

Sibanye’s revenues are primarily driven by its production levels and the price it realizes on the sale of gold as discussed above. Production can be affected by a number of factors including industrial action, safety-related work stoppages and mining grades. These factors could have an impact on production levels in the future.

Total production at our operations increased from 1.22 million ounces of gold ounces in fiscal 2012 to 1.43 million in fiscal 2013. Production primarily increased as a result of limited strike action during fiscal 2013 and the implementation of the new operating strategy.

Total production decreased from 1.45 million ounces of gold ounces in fiscal 2011 to 1.22 million in fiscal 2012. Production decreased as a result of a number of factors, primarily the illegal industrial action and the fire at Ya Rona shaft.

Labor Impact

In recent years, the South African mining industry has experienced greater union unrest including the entry of new unions such as the AMCU, which has become a significant rival to the traditionally dominant NUM. This has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities. During the second half of fiscal 2012, Sibanye’s operations were affected by extended strikes which caused significant production losses. During fiscal 2013, Sibanye had very little disruption to production as a result of industrial action. Sibanye is continually working to improve on relations with its employees and unions to hopefully prevent any future production losses. See “Risk Factors—Sibanye’s operations and profits have been and may be negatively affected by strikes, union activity and new and existing labor laws”.

Health and Safety Impact

Sibanye’s operations are also subject to various South African health and safety laws and regulations that impose various duties on Sibanye’s mines while granting the authorities broad powers, among other things, to close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. During fiscal 2013, Sibanye’s operations suffered 45 safety stoppages (2012: 49). See “Risk Factors—Sibanye’s operations are subject to South African environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

Mining Grade Impact

Driefontein, Kloof and Beatrix are in their mature life stage, and have encountered lower mining grades and yields. Sibanye’s key focus is to maintain profitable operations and sustain current production levels for a longer period of time than had previously been envisaged through an increased focus on productivity. Furthermore, it will focus on realizing the potential that still exists in its extensive reserves.

Rand Refinery

Rand Refinery has not issued its audited results for its year ended September 30, 2013 and therefore Sibanye’s share of results has been based on unaudited management accounts.

Rand Refinery implemented a new Enterprise Resource Planning, or ERP, system on April 1, 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customization of the software has been problematic with the result that Rand Refinery has not been able to fully reconcile certain accounts at September 30, 2013. Rand Refinery’s management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from April 1, 2013 on the ERP system to determine if any adjustments to their current financial records are required. As of the date of this report, the Rand Refinery management team cannot be certain that the results in its management accounts are accurate. Accordingly there is uncertainty around the results of the associate after tax in Sibanye’s results.

Any share of potential adjustments from the unaudited management accounts to be recognized will be limited to the current carrying value of its investment in Rand Refinery as no guarantees were provided to Rand Refinery.

Royalties

The Mineral and Petroleum Resource Royalty Act 2008, or the Royalty Act, was promulgated on November 24, 2008 and became effective from March 1, 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty

Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold refined to 99.5% and above, and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of product sales is levied on refined minerals.

The formula for calculating royalties takes into account the profitability of individual operations.

Income and Mining Taxes

Under South African tax legislation, gold mining companies and non-gold mining companies are taxed at different rates. Driefontein, Kloof and Beatrix are gold mining companies for South African taxation purposes and, as such, are subject to the gold formula on their respective mining income.

The current applicable formula takes the form Y = a – ( ab / x )

Where Y = the tax rate to be determined

a = the marginal tax rate of 34%

b = the portion of tax-free revenue (currently the first 5%)

x = the ratio of taxable income to the total income (expressed as a percentage)

The formula is impacted by the profitability of the applicable mining operation.

In addition, these operations are ring fenced, so each operation is taxed separately and, as a result, taxable losses and capital expenditure at one of the operations cannot be used to reduce taxable income from another mine. Depending on the profitability of the operations, the tax rate can be significantly different from year to year.

Capital Expenditures

Sibanye will continue to invest capital in new and existing infrastructure and possible growth opportunities. Therefore, management will be required to consider, on an ongoing basis, capital expenditure necessary to achieve its sustainable production objectives against other demands on cash.

As part of its strategy, Sibanye may investigate the potential exploitation of mineralization below the current infrastructure limits as well as other capital intensive projects.

During fiscal 2013, Sibanye’s total capital expenditure was U.S.$302 million (2012: U.S.$379 million). Sibanye expects to spend approximately U.S.$290 million on capital expenditure during fiscal 2014.

The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the price of gold, exchange rates and general economic conditions, and may differ from the amounts forecast above. Some of these factors are outside of the control of Sibanye. See “Risk Factors” for further information.

$1,000,000,000 4.875% Note Guarantee

On September 30, 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed Notes due October 7, 2020, issued September 30, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, GFO and Gold Fields Holdings Company (BVI) Limited, or GFH, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other existing and future unsubordinated and unsecured obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye continues to be a Guarantor of the Notes following the Spin-off, and if there is any default by Orogen related to the Notes, Sibanye may become liable for the full amount of Gold Fields’ outstanding obligations.

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye in order to indemnify Sibanye, with effect from the Spin-off date, against any loss caused to Sibanye in circumstances where Sibanye is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. However, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye for all or part of its guarantee, Sibanye may become liable for the full amount of the guarantee. Among other things, if Sibanye is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye’s other financing facilities. Further, market conditions may negatively impact Sibanye’s ability to obtain financing for amounts it becomes required to pay under its obligations as guarantor, as well as the rate of interest required to finance these amounts. See “Additional Information—Material Contracts—U.S.$1 billion Notes Issue due 2020”.

Results of Operations

Fiscal Years Ended December 31, 2013 and 2012

Product Sales

Product sales decreased by 0.4% from U.S.$2,021.2 million in fiscal 2012 to U.S.$2,013.7 million in fiscal 2013. The gold price decreased by 15% in U.S. dollar terms from an average of US$1,652 per ounce in fiscal 2012 to US$1,408 per ounce in fiscal 2013.

Gold produced for the year increased by 17% to 1.43 million ounces from 1.22 million ounces in fiscal 2012.

The increase in production was largely due to two factors. Firstly, towards the end of fiscal 2012 the industry went through a period of prolonged, disruptive illegal strike action, which resulted in production losses of approximately 145,000 ounces at Sibanye: Driefontein lost approximately 64,000 ounces, Kloof lost approximately 52,000 ounces and Beatrix lost approximately 29,000 ounces. Strike action during fiscal 2013 was limited to a few days and had little, if any, effect on production levels resulting in higher production levels. Secondly, the implementation of the new operating strategy resulted in an increase in volumes milled and an improvement in the quality of mining. This production increase was partially offset at Beatrix by a fire which started on February 19, 2013 at the Beatrix West Section, resulting in 12,000 ounces being lost.

Production costs

Production costs decreased by 6% from U.S.$1,327.8 million in fiscal 2012 to U.S.$1,251.8 million in fiscal 2013. This decrease was due to the weaker Rand against the U.S. dollar and impacted all the operations. The Rand weakened by 17% year-on-year from an average of R8.19 per U.S.$1.00 to R9.60 per U.S.$1.00.

In Rand terms, production costs increased by 10% from R10,874.7 million in fiscal 2012 to R12,017.6 million in fiscal 2013. This increase was due to above inflation wage increases of between 7.5% and 8.0% depending upon the category of employee, increased electricity tariffs and costs associated with the increased production, such as consumable stores and bonuses.

These increases were partly offset by cost saving initiatives implemented during the year, which resulted in improved efficiencies, together with a reduction in contractor costs, and a reduction of 5,810 employees in service. In total 39 employees were retrenched.

At Driefontein, production costs decreased by 4% from U.S.$529.6 million in fiscal 2012 to U.S.$509.7 million in fiscal 2013. At Kloof, production costs decreased by 10% from U.S.$475.7 million in fiscal 2012 to U.S.$427.6 million in fiscal 2013. At Beatrix, production costs decreased by 2% from U.S.$322.5 million in fiscal 2012 to U.S.$314.6 million in fiscal 2013.

Total Cash Cost

The following tables set out a reconciliation of Sibanye’s production costs to its total cash cost for fiscal 2013 and 2012.

	Fiscal 2013
	Driefontein	Kloof	Beatrix	Corporate	Sibanye(3)
	(U.S.$ million except as otherwise stated)(1)
Production costs	509.7	427.6	314.6	—	1,251.8
G&A other than corporate costs	(5.9)	(4.8)	(7.9)	—	(18.6)
Employment termination costs	18.5	15.2	9.2	—	42.9
Royalties	20.7	15.3	7.2	—	43.2

Total cash cost	543.0	453.3	323.1	—	1,319.3

Gold produced and sold	604	514	313		1,430
Total cash costs (U.S.$/oz)(2)	899	882	1,034		923

Notes:

(1)	Calculated using an average exchange rate of R9.60 per U.S.$1.00 for the year.
(2)	For information on how Sibanye has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1”.
(3)	The total may not reflect the sum of the line items due to rounding.

	Fiscal 2012
	Driefontein	Kloof	Beatrix	Corporate	Sibanye(3)
	(U.S.$ million except as otherwise stated)(1)
Production cost	529.6	475.7	322.5	—	1,327.8
G&A other than corporate costs	(17.6)	(11.7)	(9.1)	—	(38.4)
Employment termination costs	1.8	4.2	1.7	—	7.7
Royalties	8.1	17.7	8.6	—	34.4

Total cash cost(3)	521.9	485.9	323.7	—	1,331.5

Gold produced and sold	441	494	289		1,224
Total cash costs (U.S.$/oz)(2)	1,182	985	1,121		1,088

Notes:

(1)	Calculated using an average exchange rate of R8.19 per U.S.$1.00 for the year.
(2)	For information on how Sibanye has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1”.
(3)	The total may not reflect the sum of the line items due to rounding.

The total cash cost per ounce decreased by U.S.$165 per ounce, or 15%, from U.S.$1,088 per ounce in fiscal 2012 to U.S.$923 per ounce in fiscal 2013. This decrease was as a result of the 17% increase in gold produced and sold, partly offset by the increase in royalties and operating costs.

At Driefontein, the total cash cost per ounce decreased by U.S.$283 per ounce, or 24%, from U.S.$1,182 per ounce to U.S.$899 per ounce. At Kloof, the total cash cost per ounce decreased by U.S.$103 per ounce, or 10%, from U.S.$985 per ounce to U.S.$882 per ounce. At Beatrix, the total cash cost per ounce decreased by U.S.$87 per ounce, or 8%, from U.S.$1,121 per ounce to U.S.$1,034 per ounce.

All-in Cost

A new cost measure, All-in cost per ounce, was introduced mid-year by the Council. Sibanye has adopted the principle prescribed by the Council. This new non-GAAP measure provides more transparency into the total costs associated with gold mining.

The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this new metric.

Total All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalize earnings.

All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. At this stage, with the focus on our current operations, Sibanye Gold’s All-in sustaining cost and the All-in cost are the same.

The following disclosure provides information regarding the adjustments made to production costs in determining the All-in cost measure:

•	Community costs—includes costs related to community development.

•	Corporate expenditure—includes cost related to administrative tasks not directly related to current gold production, but rather related to support our corporate structure and fulfilling our obligations to operate as a public company. Including these expenses in the All-in cost measure provides visibility of the impact that corporate activities have on current operations and profitability on a per ounce basis.

•	Employment termination costs—includes costs of termination benefits provided to current employees that are involuntarily terminated under a benefit arrangement, excluding exceptional or unusual expenses such as restructuring costs associated with one-time material termination benefits, as these are not indicative to sustaining our current gold operations.

•	Stock-based compensation—includes share-based payments compensation cost to support our corporate structure not directly related to current gold production.

•	Royalties—is the royalty on refined minerals payable to the South African government.

•	Rehabilitation—includes accretion expense related to the provision for environmental rehabilitation and the amortization of the related capitalized retirement costs recorded as an asset. Accretion related to the provision for environmental rehabilitation and the amortization of the capitalized retirement costs do not reflect annual cash outflows and are calculated in accordance with U.S. GAAP. The accretion and amortization reflect the periodic costs of rehabilitation associated with current gold production and are therefore included in the measure.

•	Ore reserve development—are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but is not limited to, crosscuts, footwalls, return airways and box holes which will avail gold production or reserves.

•	Sustaining capital expenditure—are those capital expenditures that are necessary to maintain current gold production and execute the current mine plan. Sustaining capital costs are relevant to the All-in cost metric as these are needed to maintain the Sibanye’s current operations and provide improved transparency related to our ability to finance these expenditures.

•	By-product credit—The All-in cost metric is focused on the cost associated with producing and selling an ounce of gold, and therefore the metric captures the benefit of mining other metals when we produce and sell gold. In determining All-in costs, the costs associated with producing and selling an ounce of gold is reduced by the benefit received from the sale of silver, recognized as product sales, which are extracted and processed along with the gold produced. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing an ounce of gold, without the need to consider multiple metal prices.

The following table presents a reconciliation from production costs, as calculated in accordance with U.S. GAAP, to total All-in cost and total All-in cost per ounce of gold sold for fiscal 2013 and 2012.

	Fiscal 2013
	Driefontein	Kloof	Beatrix	Corporate	Sibanye Gold(1)
	(in U.S.$million except as otherwise stated)(2)
Production Costs	509.7	427.6	314.6	—	1,251.8
Community costs	0.9	0.8	0.8	—	2.5
Corporate expenditure	3.0	2.4	0.4	—	5.8
Employment termination costs	2.1	2.2	1.0	—	5.2
Stock-based compensation	—	—	—	16.2	16.2
Royalties	20.7	15.3	7.2	—	43.2
Rehabilitation	9.4	8.5	3.6	—	21.5
Ore reserve development	73.2	87.9	35.0	—	196.1
Sustaining capital expenditure	33.4	47.9	20.9	3.9	106.1
By-product credit	(1.1)	(0.7)	(0.7)	—	(2.4)

Total All-in sustaining cost	651.3	591.8	382.8	20.2	1,646.1
Other corporate costs	—	—	—	—	—
Major growth projects	—	—	—	—	—

Total All-in cost(2)	651.3	591.8	382.8	20.2	1,646.1

Gold sold (‘000 oz)	604	514	313		1,430

Total All-in cost (U.S.$/oz)	1,079	1,152	1,225		1,151

Note:

(1)	This total may not reflect the sum of the line due to rounding.
(2)	Calculated using an average exchange rate of R9.60 per U.S.$1.00.

	Fiscal 2012
	Driefontein	Kloof	Beatrix	Corporate	Sibanye Gold(1)
	(in U.S.$million except as otherwise stated)(2)
Production Costs	529.6	475.7	322.5	—	1,327.8
Community costs	0.5	1.2	0.7	—	2.4
Corporate expenditure	3.0	3.3	2.1	—	8.4
Employment termination costs	1.6	2.3	0.7	—	4.7
Stock-based compensation	—	—	—	12.9	12.9
Royalties	8.1	17.8	8.6	—	34.4
Rehabilitation	8.6	6.3	3.6	—	18.4
Ore reserve development	103.7	101.4	54.6	—	259.8
Sustaining capital expenditure	29.5	61.6	25.7	2.7	119.6
By-product credit	(1.0)	(0.8)	(0.9)	—	(2.7)

Total All-in sustaining cost	683.0	669.3	419.3	15.6	1,785.6
Other corporate costs	—	—	—	—	—
Major growth projects	—	—	—	—	—

Total All-in cost(2)	683.0	669.3	419.3	15.6	1,785.6

Gold sold (‘000 oz)	441	494	289		1,224

Total All-in cost (U.S.$/oz)	1,547	1,356	1,452		1,459

Note:

(1)	This total may not reflect the sum of the line due to rounding.
(2)	Calculated using an average exchange rate of R8.19 per U.S.$1.00.

The All-in cost decreased by 21% from US$1,459 per ounce in fiscal 2012 to US$1,151 per ounce in fiscal 2013 as a result of the increased production and slightly lower capital expenditure, partly offset by the higher production costs, royalties and stock-based payments expensed in fiscal 2013.

Depreciation and amortization

Depreciation and amortization charges increased by U.S.$40.5 million, or 13%, from U.S.$304.1 million in fiscal 2012 to U.S.$344.6 million in fiscal 2013. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

Depreciation and amortization at Driefontein increased from U.S.$133.2 million to U.S.$162.0 million in line with the 37% increase in production and applying the updated Reserves declared early in fiscal 2013. Similarly, Kloof’s depreciation and amortization increased from U.S.$91.9 million to U.S.$117.1 million. Beatrix’s depreciation and amortization decreased from U.S.$76.7 million to U.S.$63.4 million due to the weaker Rand.

	Proven and probable reserves as of December 31,			Life of mine as of December 31,		Amortization for fiscal
	2013	2012	2011	2013	2012	2013	2012
		(‘000oz)		(years)		(U.S.$ million)
Driefontein	7,800	4,400	7,800	17	12	162.0	133.2
Kloof	8,300	5,800	8,800	14	15	117.1	91.9
Beatrix	3,600	3,300	5,000	17	13	63.4	76.7
Corporate and other	—	—	—			2.2	2.3

Total(1)	19,700	13,500	21,600			344.6	304.1
Reserves below infrastructure(2)	—	—	—

Total reserves	19,700	13,500	21,600

Notes:

(1)	Rounding off of figures may result in minor computational discrepancies.
(2)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

Corporate expenditure

Corporate expenditure decreased by 31% from U.S.$8.4 million in fiscal 2012 to U.S.$5.8 million in fiscal 2013. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure decreased by 19% from R68.8 million in fiscal 2012 to R55.4 million in fiscal 2013 mainly due to reorganization of corporate services.

Employment termination costs

Employment termination costs increased by 457% from U.S.$7.7 million in fiscal 2012 to U.S.$42.9 million in fiscal 2013. The termination costs in fiscal 2013 and 2012 related primarily to voluntary separation packages and retrenchments.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment increased by 100% from U.S.$0.3 million in fiscal 2012 to U.S.$0.6 million in fiscal 2013. The major disposals in fiscal 2013 related to sale of redundant assets at Driefontein, Kloof and Beatrix.

Increase in post-retirement healthcare costs

Sibanye provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan, which covers certain of its former employees, Sibanye remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2013, 118 (2012: 126) former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

In fiscal 2013, U.S.$0.1 million was charged to earnings compared with a U.S.$0.3 million charge in respect of Sibanye’s obligations under these medical plans in fiscal 2012. The U.S.$0.1 million and U.S.$0.3 million charges in fiscal 2013 and 2012, respectively, comprise the annual service and interest costs. The provision for post-retirement healthcare costs is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Sibanye makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge decreased by 2% from U.S.$14.3 million in fiscal 2012 to U.S.$14.0 million in fiscal 2013.

Sibanye contributes to dedicated environmental rehabilitation obligation funds established to provide for the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The amounts contributed to these funds are included as investments on the balance sheet and income earned on monies paid to these funds is accounted for as interest income.

Interest income

Interest income increased by 29% from U.S.$12.9 million in fiscal 2012 to U.S.$16.7 million in fiscal 2013. The increase was mainly due to higher cash balances in fiscal 2013 compared to fiscal 2012.

Interest on cash balances increased from U.S.$4.3 million in fiscal 2012 to U.S.$6.6 million in fiscal 2013 due to higher average cash balances in fiscal 2013, particularly during the wage negotiation period, where cash was retained until the wage negotiations were finalized. In fiscal 2012 Sibanye was part of the Gold Fields group and as a result Sibanye’s excess cash was applied to other projects within the Gold Fields group.

Interest received on funds invested in various interest bearing investments for the environmental rehabilitation obligations funds increased slightly from U.S.$8.6 million in fiscal 2012 to U.S.$8.8 million in fiscal 2013, due to the weaker Rand as the average balance of the funds was higher when compared to fiscal 2012.

Fiscal 2013 interest income includes U.S.$1.3 million, which relates to the unwinding of the financial guarantee receivable (2012: U.S.$nil).

Finance expense

Finance expense increased by 135% from U.S.$14.5 million in fiscal 2012 to U.S.$34.0 million in fiscal 2013.

Interest on borrowings increased from U.S.$13.9 million in fiscal 2012 to U.S.$33.3 million in fiscal 2013, mainly due to the increase in the average indebtedness year-on-year. During the first half of fiscal 2012 Sibanye had debt of U.S.$123.1 million, which increased during the second half of the year to U.S.$492.5 million mainly due to the Ya Rona fire and the illegal industrial actions. Sibanye’s debt outstanding during the first half of fiscal 2013 was approximately U.S.$394.1 million. It was only during the second half of the year that Sibanye was able to reduce its debt levels to U.S.$192.5 million. The interest margin under the Bridge Loan Facilities was also higher than that of the Gold Fields group facilities.

Royalties

Royalties increased by U.S.$8.8 million, or 26%, from U.S.$34.4 million in fiscal 2012 to U.S.$43.2 million in fiscal 2013. The increased royalty in fiscal 2013 is mainly due to the increase in gold sold.

The rate of royalty tax payable as a percentage of product sales was:

	Fiscal
	2013	2012
Driefontein	2.4%	1.1%
Kloof	2.1%	2.2%
Beatrix	1.6%	1.8%

Sibanye	2.1%	1.7%

Other income

Other income represents revenue from administration, security, training and medical services provided to third parties and historically to certain entities of the Gold Fields group. Other income decreased by 24% from U.S.$30.1 million in fiscal 2012 to U.S.$22.8 million in fiscal 2013. These services by the Sibanye to Gold Fields included services, on a transitional basis up to November 2013.

Other expenses

Other expenses represents costs related to the other income above and miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item. Other expenses decreased by 19% from U.S.$69.6 million in fiscal 2012 to U.S.$56.3 million in fiscal 2013. The decrease in fiscal 2013 was primarily attributable to the firefighting costs at the Ya Rona shaft during fiscal 2012.

Income and mining tax expense/benefit

Income and mining tax increased from a credit of U.S.$67.5 million in fiscal 2012 to an expense of U.S.$40.0 million in fiscal 2013. The table below sets forth Sibanye’s effective tax rate in fiscal 2013 and 2012.

	Fiscal
	2013	2012
Effective tax expense/(benefit) rate	15%	(24%)

In fiscal 2013, the tax expense rate of 15% was lower than the new maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$34.3 million (13.1% of income before tax and share of equity investee’s profit) reduction related to the mining tax formula rate adjustment; and

•	U.S.$24.1 million (9.2% of income before tax and share of equity investee’s profit) deferred tax released on reduction of the future expected tax rate at the operations.

The above were offset by the following tax-effected changes:

•	U.S.$7.6 million (2.9% of income before tax and share of equity investee’s profits) non-deductible stock-based compensation; and

•	U.S.$2.1 million (0.8% of income before tax and share of equity investee’s profits) net non-deductible expenditure and non-taxable income.

In fiscal 2012 the effective tax benefit rate of 24% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	U.S.$34.5 million (12.2% of income before tax and share of equity investee’s profit) reduction related to the mining tax formula rate adjustment; and

•	U.S.$139.1 million (49.1% of income before tax and share of equity investee’s profit) deferred tax released on reduction of the tax rate at the operations as a result of the change in the statutory tax rate.

The above were offset by the following tax-effected charges:

•	U.S.$10.9 million (3.8% of income before tax and share of equity investee’s profit) non-deductible stock-based compensation.

Share of equity investees’ profits

Share of equity investees’ profits decreased from U.S.$11.4 million in fiscal 2012 to U.S.$5.4 million in fiscal 2013. Sibanye accounts for its interest in Rand Refinery using the equity method of accounting. Sibanye’s equity interest of 33.1% in Rand Refinery was unchanged during fiscal 2013 and 2012.

Net income

As a result of the factors discussed above, Sibanye recognized a net income of U.S.$226.5 million in fiscal 2013, compared with U.S.$362.3 million in fiscal 2012.

Fiscal Years Ended December 31, 2012 and 2011

Product Sales

Product sales decreased by U.S.$279.8 million, or 12%, from U.S.$2,301.0 million in fiscal 2011 to U.S.$2,021.2 million in fiscal 2012. The decrease in product sales was primarily due to the decrease in gold sales, as detailed below, partially offset by the increased gold price from U.S.$1,590 per ounce in fiscal 2011 to U.S.$1,652 per ounce in fiscal 2012.

Gold sales decreased by 0.23 million ounces, or 15%, from 1.45 million ounces in fiscal 2011 to 1.22 million ounces in fiscal 2012. At KDC, gold sales decreased by 0.17 million ounces, or 15%, from 1.10 million ounces in fiscal 2011 to 0.93 million ounces in fiscal 2012, due to lower volumes mined and processed because of illegal industrial actions and the fire at Ya Rona shaft. At Beatrix, gold sales decreased by 0.06 million ounces, or 17%, from 0.35 million ounces in fiscal 2011 to 0.29 million ounces in fiscal 2012, due to lower volumes mined and processed because of illegal industrial actions and unplanned safety stoppages in the second quarter.

Production costs

Production costs decreased by U.S.$33.3 million, or 2%, from U.S.$1,361.1 million in fiscal 2011 to U.S.$1,327.8 million in fiscal 2012. This decrease was due to the weaker Rand against the U.S. dollar and impacted all operations. The Rand weakened by 13% over the period.

In Rand terms, production costs increased by 11% as a result of the increase in electricity tariffs, wage increases and lower production.

At Driefontein, production costs decreased by U.S.$13.6 million, or 3%, from U.S.$543.2 million in fiscal 2011 to U.S.$529.6 million in fiscal 2012. At Kloof, production costs decreased by U.S.$7.9 million, or 2%, from U.S.$483.6 million in fiscal 2011 to U.S.$475.7 million in fiscal 2012. At Beatrix, production costs decreased by U.S.$11.8 million, or 4%, from U.S.$334.3 million in fiscal 2011 to U.S.$322.5 million in fiscal 2012.

Total Cash Cost

The following tables set out a reconciliation of Sibanye’s production costs to its total cash cost for fiscal 2012 and 2011.

	Fiscal 2012
	Driefontein	Kloof	Beatrix	Corporate	Sibanye(3)
	(U.S.$ million except as otherwise stated)(1)
Production cost	529.6	475.7	322.5	—	1,327.8
G&A other than corporate costs	(17.6)	(11.7)	(9.1)	—	(38.4)
Employment termination costs	1.8	4.2	1.7	—	7.7
Royalties	8.1	17.7	8.6	—	34.4

Total cash cost(3)	521.9	485.9	323.7	—	1,331.5

Gold produced and sold	441	494	289		1,224
Total cash costs (U.S.$/oz)(2)	1,182	985	1,121		1,088

Notes:

(1)	Calculated using an average exchange rate of R8.19 per U.S.$1.00 for the year.
(2)	For information on how Sibanye has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1”.
(3)	The total may not reflect the sum of the line items due to rounding.

	Fiscal 2011
	Driefontein	Kloof	Beatrix	Corporate	Sibanye(3)
	(U.S.$ million except as otherwise stated)(1)
Production cost	543.2	483.6	334.3	—	1,361.1
G&A other than corporate costs	(15.7)	(13.9)	(7.8)	—	(37.4)
Employment termination costs	17.5	9.5	4.9	—	32.0
Royalties	18.3	17.3	4.6	—	40.1

Total cash cost(3)	563.3	496.5	336.1	—	1,395.8

Gold produced and sold	571	529	347	—	1,447
Total cash costs (U.S.$/oz)(2)	986	938	969	—	965

Notes:

(1)	Calculated using an average exchange rate of R7.22 per U.S.$1.00 for the year.
(2)	For information on how Sibanye has calculated total cash cost per ounce, see “Key Information—Selected Historical Consolidated Financial Data—Statement of Operations Data—Footnote 1”.
(3)	The total may not reflect the sum of the line items due to rounding.

Sibanye’s total cash cost per ounce increased by U.S.$123 per ounce, or 13%, from U.S.$965 per ounce in fiscal 2011 to U.S.$ 1,088 per ounce in fiscal 2012. This increase was as a result of an increase in electricity tariffs, inflationary increases, wage increases and lower production, offset in part by a weaker Rand against the U.S. dollar.

At Driefontein, the total cash cost per ounce increased by U.S.$196 per ounce, or 20% from U.S.$986 per ounce to U.S.$1,182 per ounce. At Kloof, the total cash cost per ounce increased by U.S.$47 per ounce, or 5% from U.S.$938 per ounce to U.S.$985 per ounce. At Beatrix, the total cash cost per ounce increased by U.S.$152 per ounce, or 16%, from U.S.$969 per ounce in fiscal 2011 to U.S.$1,121 per ounce in fiscal 2012.

In Rand terms, the total cash cost increased at Driefontein, Kloof and Beatrix as a result of the increase in electricity tariffs, inflationary increases, wage increases and the lower production. In U.S. dollar terms, the costs were affected by a 13% weakening of the Rand against the U.S. dollar.

All-in Cost

The following table presents a reconciliation from production costs, as calculated in accordance with U.S. GAAP, to total All-in cost and total All-in cost per ounce of gold sold for fiscal 2012 and 2011.

	Fiscal 2012
	Driefontein	Kloof	Beatrix	Corporate	Sibanye Gold(1)
	(in U.S.$million except as otherwise stated)(2)
Production Costs	539.6	475.7	322.5	—	1,327.8
Community costs	0.5	1.2	0.7	—	2.4
Corporate expenditure	3.0	3.3	2.1	—	8.4
Employment termination costs	1.6	2.3	0.7	—	4.7
Stock-based compensation	—	—	—	12.9	12.9
Royalties	8.1	17.8	8.6	—	34.4
Rehabilitation	8.6	6.3	3.6	—	18.4
Ore reserve development	103.7	101.4	54.6	—	259.8
Sustaining capital expenditure	29.5	61.6	25.7	2.7	119.6
By-product credit	(1.0)	(0.8)	(0.9)	—	(2.7)

Total All-in sustaining cost	683.0	669.3	419.3	15.6	1,785.6
Other corporate costs	—	—	—	—	—
Major growth projects	—	—	—	—	—

Total All-in cost(2)	683.0	669.3	419.3	15.6	1,785.6

Gold sold (‘000 oz)	441	494	289		1,224

Total All-in cost (U.S.$/oz)	1,547	1,356	1,452		1,459

Note:

(1)	This total may not reflect the sum of the line due to rounding.
(2)	Calculated using an average exchange rate of R8.19 per U.S.$1.00.

	Fiscal 2011
	Driefontein	Kloof	Beatrix	Corporate	Sibanye Gold(1)
	(in U.S.$million except as otherwise stated)(2)
Production Costs	543.2	483.6	334.2	—	1,361.0
Community costs	1.3	1.4	0.5	—	3.2
Corporate expenditure	2.9	2.3	1.6	—	6.8
Employment termination costs	2.9	5.4	0.8	—	9.0
Stock-based compensation	—	—	—	13.1	13.1
Royalties	18.3	17.3	4.6	—	40.1
Rehabilitation	4.5	3.8	2.3	—	10.7
Ore reserve development	128.5	108.4	57.5	—	294.5
Sustaining capital expenditure	44.4	37.2	27.1	1.6	110.3
By-product credit	(1.6)	(1.6)	(1.3)	—	(4.4)

Total All-in sustaining cost	744.4	658.0	427.3	14.6	1,844.3
Other corporate costs	—	—	—	—	—
Major growth projects	—	—	—	—	—

Total All-in cost(2)	744.4	658.0	427.3	14.6	1,844.3

Gold sold (‘000 oz)	571	529	347		1,447

Total All-in cost (U.S.$/oz)	1,303	1,244	1,232		1,275

Note:

(1)	This total may not reflect the sum of the line due to rounding.
(2)	Calculated using an average exchange rate of R7.22 per U.S.$1.00.

The All-in cost increased by 15% from to U.S.$1,275 per ounce in fiscal 2011 to U.S.$1,459 per ounce in fiscal 2012 as a result of the decreased production, partly offset by the lower production costs in fiscal 2012.

Depreciation and amortization

Depreciation and amortization charges decreased by U.S.$19.8 million, or 6%, from U.S.$323.9 million in fiscal 2011 to U.S.$304.1 million in fiscal 2012. Depreciation and amortization is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines.

At Driefontein, depreciation and amortization charges increased slightly by U.S.$0.6 million from U.S.$132.6 million in fiscal 2011 to U.S.$133.2 million in fiscal 2012. At Kloof, depreciation and amortization charges decreased by U.S.$26.2 million, or 22%, from U.S.$118.1 million in fiscal 2011 to U.S.$91.9 million in fiscal 2012. This decrease was due mainly to the weaker Rand. At Beatrix, depreciation and amortization charges increased by U.S.$5.6 million, or 8%, from U.S.$71.1 million in fiscal 2011 to U.S.$76.7 million in fiscal 2012. This increase was due to the decrease in reserves partially offset by a weaker Rand.

	Proven and probable reserves as of December 31,			Life of mine as of December 31		Amortization for fiscal
	2012	2011	2010	2012	2011	2012	2011
	(‘000oz)			(years)		(U.S.$ million)
Driefontein	4,400	7,800	8,300	12	12	133.2	132.6
Kloof	5,800	8,800	8,200	15	17	91.9	118.1
Beatrix	3,300	5,000	5,500	13	15	76.7	71.1
Corporate and other	—	—	—			2.3	2.2

Total(1)	13,500	21,600	22,000			304.1	323.9
Reserves below infrastructure(2)	—	—	3,700

Total reserves	13,500	21,600	25,700

Notes:

(1)	Rounding off of figures may result in minor computational discrepancies.
(2)	Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

Corporate expenditure

Corporate expenditure increased by U.S.$1.6 million, or 24%, from U.S.$6.8 million in fiscal 2011 to U.S.$8.4 million in fiscal 2012. Corporate expenditure consists primarily of general corporate overhead and corporate service department costs, primarily in the areas of technical services, human resources and finance, which are used by the operations. Corporate expenditure also includes business development costs. In Rand terms, corporate expenditure increased by R17.3 million, or 35% from R49.4 million in fiscal 2011 to R66.7 million in fiscal 2012 mainly due to reorganization of corporate services and inflation. Corporate expenditure represents costs charged by Gold Fields.

Employment termination costs

Employment termination costs decreased by U.S.$24.3 million, or 76%, from U.S.$32.0 million in fiscal 2011 to U.S.$7.7 million in fiscal 2012. The termination costs in fiscal 2012 and 2011 related primarily to restructuring costs as part of the Business Process Re-engineering, or BPR, program.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment decreased by U.S.$0.3 million, or 50%, from U.S.$0.6 million in fiscal 2011 to U.S.$ 0.3 million in fiscal 2012. The major disposals in fiscal 2012 related to sale of redundant assets at Driefontein, Kloof and Beatrix.

Increase in post-retirement healthcare costs

Sibanye provides medical benefits to employees in its operations through the Gold Fields Medical Scheme.

Under the medical plan, which covers certain of its former employees, Sibanye remains liable for 50% of these retired employees’ medical contributions after their retirement. At December 31, 2012, 126 (2011: 128) former employees were covered under this plan. This benefit is not available to members of the scheme who were employees of the former Free State operation (which is now the Beatrix operation) who retired after August 31, 1997, and other employees who retired after January 31, 1999.

In fiscal 2012, U.S.$0.3 million was charged to earnings compared with a U.S.$0.1 million charge in respect of Sibanye’s obligations under these medical plans in fiscal 2011. The U.S.$0.3 million and U.S.$0.1 million charges in fiscal 2012 and 2011 comprise the annual interest and service charges. The post-retirement healthcare provision is updated annually based on actuarial calculations, with any increase in the provision reflected in the statement of operations.

Accretion expense on provision for environmental rehabilitation

At all of its operations, Sibanye makes full provision for environmental rehabilitation based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The rehabilitation charge increased by U.S.$0.5 million, or 4%, from U.S.$13.8 million in fiscal 2011 to U.S.$14.3 million in fiscal 2012. The increase is due primarily to new disturbances partially offset by a decrease in the life of its mines.

Sibanye contributes to an environmental trust fund it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the trust funds are classified as non-current assets and any income earned on these assets is accounted for as interest income.

Interest income

Interest income decreased by U.S.$0.7 million, or 5%, from U.S.$13.6 million in fiscal 2011 to U.S.$12.9 million in fiscal 2012. The decrease was mainly due to the weaker Rand, as the average Rand cash balances were higher in fiscal 2012 compared to fiscal 2011.

The interest received in fiscal 2012 of U.S.$12.9 million comprised U.S.$8.6 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$4.3 million on other cash and cash equivalent balances.

The interest received in fiscal 2011 of U.S.$13.6 million comprised U.S.$9.2 million on monies invested in the South African environmental rehabilitation trust funds and U.S.$4.4 million on other cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds decreased from U.S.$9.2 million in fiscal 2011 to U.S.$8.6 million in fiscal 2012, mainly due to the weaker Rand as higher average cash balances were held in fiscal 2012 compared with fiscal 2011.

Interest on cash balances decreased from U.S.$4.4 million in fiscal 2011 to U.S.$4.3 million in fiscal 2012 mainly due to the weaker Rand as higher average cash balances were held in fiscal 2012 compared with fiscal 2011.

Finance expense

Finance expense increased by U.S.$12.5 million, or 625%, from U.S.$2.0 million in fiscal 2011 to U.S.$14.5 million in fiscal 2012.

The higher interest payments in fiscal 2012 are due to interest charges on the R4,220.0 million (U.S.$492.5 million) drawn down under the R2.0 billion Revolving Credit Facility, (R2,000.0 million) (U.S.$233.4 million), the R1.5 billion Long Term Revolving Credit Facilities (R1,000.0 million) (U.S.$116.7 million) and the Other Short Term Credit Facilities (R1,220.0 million) (U.S.$142.4 million).

Royalties

Royalties decreased by U.S.$5.7 million, or 14%, from U.S.$40.1 million in fiscal 2011 to U.S.$34.4 million in fiscal 2012. The lower royalties in fiscal 2012 were due to decreased earnings on which the royalty formula is based.

Other income

Other income represents revenue from administration, security, training and medical services provided to third parties and historically to certain entities of the Gold Fields group. Other income decreased by 9% from U.S.$33.1 million in fiscal 2011 to U.S.$30.1 million in fiscal 2012.

Other expenses

Other expenses represent miscellaneous corporate expenditure not allocated to the operations and therefore not included in the corporate expenditure line item, net of miscellaneous revenue items such as scrap sales and rental income. Other expenses increased by U.S.$4.5 million, or 7%, from U.S.$65.1 million in fiscal 2011 to U.S.$69.6 million in fiscal 2012. The increase in fiscal 2012 was attributable to new bridge loan facility charges, long service awards, social contributions and the firefighting costs at the Ya Rona shaft during fiscal 2012.

Other expenses in fiscal 2012 and 2011 consisted of stock-based compensation, restructuring costs arising from the BPR program and facility fees.

Income and mining tax expense

Income and mining tax expense decreased from U.S.$167.5 million in fiscal 2011 to an income and mining tax credit of U.S.$67.5 million in fiscal 2012. The table below sets forth Sibanye’s effective tax rate for fiscal 2012 and 2011, including normal and deferred tax.

	Fiscal
	2012	2011
Effective tax (benefit)/expense rate	(24%)	33%

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

In fiscal 2012, the effective tax benefit rate of 24% was lower than the new maximum South African mining statutory tax rate of 34% mainly due to the effect of a U.S.$34.5 million (12% of income before tax and share of equity investee’s profit) reduction relating to the difference between the maximum rate and the actual rate arising from the application of the South African gold mining formula rate calculation, a U.S.$0.7 million adjustment to reflect the actual realized company tax rates and a U.S.$139.1 million (49% of income before tax and share of equity investee’s profit) deferred tax release on reduction of the tax rate for brought forward deferred tax liabilities due to the reduction in the maximum mining rate and consequent impact in the gold mining tax rate formula. This was offset by U.S.$10.0 million (4% of income before tax and share of equity investee’s profit) of net non-taxable income and non-deductible expenditure comprising mainly stock-based compensation of U.S.$32.2 million (after tax effect of U.S.$10.9 million).

In fiscal 2011, the effective tax expense rate of 33% was lower than the maximum South African mining statutory tax rate of 43% mainly due to the tax-effect of a U.S.$37.8 million reduction relating to the South African mining tax formula rate adjustment and a U.S.$25.4 million adjustment to reflect the actual realized company tax rates offset by U.S.$17.4 million of non-deductible expenditure comprising mainly stock-based compensation of U.S.$33.0 million (after tax effect of U.S.$14.2 million).

Share of equity investees’ profits

Share of equity investees’ profits increased from a profit of U.S.$4.8 million in fiscal 2011 to a profit of U.S.$11.4 million in fiscal 2012. Sibanye accounts for its interest in Rand Refinery using the equity method of accounting. Sibanye’s equity interest of 33.1% in Rand Refinery was unchanged during fiscal 2012 and 2011.

Net income

As a result of the factors discussed above, Sibanye’s net income increased by U.S.$21.6 million, or 6%, from U.S.$340.7 million in fiscal 2011 to U.S.$362.3 million in fiscal 2012.

Liquidity and Capital Resources

Cash resources

Cash flows from operations

Although revenues from Sibanye’s operations are denominated in U.S. dollars, Sibanye receives them in Rand, which are then subject to South African exchange control limitations. See “Environmental and Regulatory Matters—Exchange Controls”. As a result, those revenues are generally not available to service Sibanye’s non-Rand debt obligations or to make investments outside South Africa without the approval of the SARB.

Net cash provided by operations in fiscal 2012 was U.S.$409.5 million compared with U.S.$694.6 million in fiscal 2013. Sibanye’s realized gold price decreased to an average of U.S.$1,408 per ounce in fiscal 2013 compared to U.S.$1,652 per ounce in fiscal 2012. The decrease in the realized price only partially offset the increase in production that resulted in revenue from product sales decreasing by U.S.$7.5 million from U.S.$2,021.2 million in fiscal 2012 to U.S.$2,013.7 million in fiscal 2013. The effect of the decreased product sales on cash generated was further supported by a U.S.$87.9 million decrease in taxation paid from U.S.$119.7 million in fiscal 2012 to U.S.$31.8 million in fiscal 2013 and a U.S.$138.5 million net release in working capital from an outflow of U.S.$79.0 million in fiscal 2012 to an inflow of U.S.$59.5 million in fiscal 2013. The net effect in fiscal 2013 was a U.S.$285.1 million increase in cash flow provided by operations.

Net cash provided by operations in fiscal 2011 was U.S.$870.3 million compared with U.S.$409.5 million in fiscal 2012. In fiscal 2012, Sibanye’s realized gold price increased to an average of U.S.$1,652 per ounce compared to U.S.$1,590 per ounce in fiscal 2011. The increase in the realized price only partially offset the decrease in production that resulted in revenue from product sales decreasing by U.S.$279.8 million from U.S.$2,301.0 million in fiscal 2011 to U.S.$2,021.2 million in fiscal 2012. The effect of the decreased product sales on cash generated was further supported by a U.S.$76.1 million increase in taxation paid from U.S.$43.6 million in fiscal 2011 to U.S.$119.7 million in fiscal 2012 and a U.S.$98.4 million net increase in receivables being settled from U.S.$55.8 million inflow in fiscal 2011 to U.S.$42.6 million outflow in fiscal 2012. The net effect in fiscal 2012 was a U.S.$460.8 million decrease in cash flow provided by operations.

Cash flows from investing activities

Cash utilized in investing activities decreased from U.S.$381.8 million in fiscal 2012 to U.S.$359.0 million in fiscal 2013. The items comprising these amounts are discussed below.

Capital expenditure decreased by U.S.$77.2 million from U.S.$379.4 million in fiscal 2012 to U.S.$302.2 million in fiscal 2013. In Rand terms, capital expenditure decreased by R205.4 million from R3,106.9 million in fiscal 2012 to R2,901.5 million in fiscal 2013. The major expenditure items were ore reserve development of U.S.$196.1 million and U.S.$259.8 million in fiscal 2013 and 2012, respectively.

Sibanye contributes to environmental rehabilitation obligation funds it has established to provide for any environmental rehabilitation obligations and expected closure costs relating to its mining operations. The amounts invested in the funds are classified as non-current assets and any income earned on monies paid to these funds is accounted for as interest income. The amount contributed each year can vary depending on how the fund’s investments performed, the life of the relevant mine and various other factors. During fiscal 2013 and 2012, Sibanye’s operations contributed U.S.$17.9 million and U.S.$3.0, respectively, to the environmental rehabilitation obligation funds.

During fiscal 2013 Sibanye invested U.S.$39.6 million in an escrow account, being the consideration for the Witwatersrand Consolidated Gold Resources Limited acquisition.

Cash utilized in investing activities decreased from U.S.$416.2 million in fiscal 2011 to U.S.$381.8 million in fiscal 2012. The items comprising these amounts are discussed below.

Capital expenditure decreased by U.S.$25.4 million from U.S.$404.8 million in fiscal 2011 to U.S.$379.4 million in fiscal 2012. In Rand terms, capital expenditure increased by R184.3 million from R2,922.6 million in fiscal 2011 to R3,106.9 million in fiscal 2012. The major expenditure items were ore reserve development of U.S.$259.8 million and U.S.$294.5 million in fiscal 2012 and 2011, respectively.

Proceeds on disposal of property, plant and equipment decreased from U.S.$2.1 million in fiscal 2011 to U.S.$0.6 million in fiscal 2012. The proceeds in both periods relate to the sale of redundant mining assets.

During fiscal 2012 and 2011, Sibanye’s operations contributed U.S.$3.0 million and U.S.$13.5, respectively, to the environmental rehabilitation obligation funds.

Cash flows from financing activities

Net cash utilized in financing activities increased from U.S.$42.5 million in fiscal 2012 to U.S.$243.3 million in fiscal 2013. The items comprising these amounts are discussed below.

On February 1, 2013, Gold Fields subscribed for a further 731,647,614 shares in Sibanye (in addition to the 1,000 shares it held) at a subscription price of R17,245.8 million (U.S.$1,955.3 million). Sibanye used R17,108.0 million (U.S.$1,939.7 million) of the proceeds to repay the GFL Mining Services Limited, or GFLMSL (a subsidiary of Gold Fields), loan.

On February 18, 2013, the date of the Spin-off, Sibanye refinanced its R3,500 million (U.S.$364.6 million) long-term credit facilities and R900 million (U.S.$93.8 million) short-term credit facilities, which were Gold Fields group debt facilities, by drawing down R4,570 million (U.S.$476.0 million) under the Bridge Loan Facilities.

Sibanye repaid R2,570 million (U.S.$267.7 million) of the Bridge Loan Facilities during the year and on December 13, 2013, Sibanye repaid the balance of the Bridge Loan Facilities by drawing down R2,000 million (U.S.$207.4 million) under the new R4.5 billion Facilities.

Dividends paid amounted to R731.3 million (U.S.$95.5 million) in fiscal 2012 and R271.9 million (U.S.$27.1 million) in fiscal 2013.

Cash flows from financing activities in fiscal 2012 resulted in an outflow of U.S.$42.5 million. Debt increased by R4,220 million (U.S.515.3 million) during the year to fund working capital mainly as a result of the Ya Rona fire and the illegal industrial actions. The net decrease in related party loans with Gold Fields group entities was R3,786 million (U.S.$462.3 million).

Net cash utilized in financing activities decreased from U.S.$547.4 million in fiscal 2011 to U.S.$42.5 million in fiscal 2012. The items comprising these amounts are discussed below.

Long and short-term loans received were U.S.$55.4 million in fiscal 2011 and U.S.$515.3 million in fiscal 2012. The U.S.$366.3 million in loans received related to the draw-down under the R2.0 billion Revolving Credit Facility and the R1.5 billion Long Term Revolving Credit Facilities. The balance of U.S.$149.0 million in loans received related to draw downs under the Other Short Term Credit Facilities.

Long and short-term loans repaid were U.S.$55.4 million in fiscal 2011 and U.S.$nil in fiscal 2012. The U.S.$55.4 million in loans repaid in fiscal 2011 related to draw downs on various Other Short Term Credit Facilities.

Related party loans received were U.S.$nil million and U.S.$59.4 million in fiscal 2011 and 2012, respectively.

Related party loans repaid were U.S.$211.8 million and U.S.$521.7 million in fiscal 2011 and 2012, respectively.

Dividends paid amounted to U.S.$335.6 million in fiscal 2011 and U.S.$95.5 million in fiscal 2012. Dividend payments amounted to R2,423.3 million in fiscal 2011 and R731.3 million in fiscal 2012.

For a description of Sibanye’s various credit facilities, see “—Credit Facilities and Other Capital Resources”.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash after effects of exchange rate was U.S.$70.7 million generated in fiscal 2013, U.S.$10.6 million utilized in fiscal 2012 and U.S.$108.9 million utilized in fiscal 2011.

The resultant cash and cash equivalents at December 31, 2013, 2012 and 2011 were U.S.$104.7 million, U.S.$34.0 million and U.S.$44.6 million, respectively.

Credit Facilities and Other Capital Resources

As of December 31, 2013 and April 22, 2014, Sibanye had committed unutilized banking facilities of R2.5 billion available under the R4.5 billion Facilities.

Contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet Sibanye’s normal contingency funding requirements. As of the date of this annual report, Sibanye was not in default under the terms of any of its outstanding credit facilities.

In the event that Sibanye undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs which could have an adverse effect on Sibanye’s liquidity, including increasing its level of debt.

Bridge Loan Facilities

On November 28, 2012, Sibanye entered into a R6.0 billion (U.S.$700.1 million) term and revolving credit facility agreement reducing to R5.0 billion (U.S.$583.4 million) in respect of the Bridge Loan Facilities. The facilities originally comprised a R4.0 billion term loan facility, or Facility A, and R2.0 billion revolving credit facility, or Facility B. On July 8, 2013, the Bridge Loan Facilities’ structure was amended so that Facility A and Facility B comprised of R3.0 billion each.

In accordance with this amendment, the Facility A would have reduced from R3.0 billion to R2.5 billion (originally from R4.0 billion to R3.5 billion) on the earliest of the date on which Sibanye’s Board of Directors declares a final dividend in respect of fiscal 2013 or the first anniversary of the Spin-off, being February 18, 2014. Similarly, Facility B would have reduced from R3.0 billion to R2.5 billion (originally from R2.0 billion to R1.5 billion) on the earliest of the date on which Sibanye’s Board of Directors declares a final dividend in respect of fiscal 2013 or the first anniversary of the Spin-off, being February 18, 2014. The final maturity date of the facilities was 18 months after the Spin-off, being August 18, 2014.

The purpose of the Bridge Loan Facilities were to refinance Sibanye’s remaining debt on unbundling, with the balance to be used to fund Sibanye’s on-going capital expenditure, working capital and general corporate expenditure requirements.

The Bridge Loan Facilities were provided by ABSA Bank Limited, Nedbank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and JP Morgan Chase Bank, N.A., (the “Lenders”) with Nedbank Limited as agent.

The Bridge Loan Facilities bore interest at JIBAR plus a margin of 3.00% per annum for 12 months after the Spin-off and 3.50% per annum for the last six months of the facilities agreement. As Sibanye was not released as a guarantor under the U.S.$1 billion 4.875% guaranteed Notes due October 7, 2020 within six months of Spin-off, the margin increased to 3.25% per annum for the six to 12 month period after the Spin-off and to 3.75% per annum for the last six months of the facilities agreement. Sibanye is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the Bridge Loan Facilities.

On February 18, 2013, the date of Spin-off from Gold Fields, Sibanye refinanced its R3,500 million Long-term Rand revolving credit facilities and R900 million Short-term Rand revolving credit facilities which was under the Gold Fields group debt facilities, by drawing down R4,000 million under Facility A and R570 million under Facility B.

Sibanye repaid R2,570 million (US$256 million) of the Bridge Loan Facilities during the year.

On December 13, 2013, Sibanye refinanced the balance of R2,000 million drawn under the Bridge Loan Facilities with the new R4.5 billion Facilities.

Sibanye lodged and registered a security package for its obligation under the Bridge Loan Facilities. The security package included a cession over certain bank accounts, accounts receivables, certain insurance policies proceeds, material contracts, shares in material subsidiaries and a general notarial bond over movable assets on the Group’s mine properties.

R4.5 billion Facilities

On December 10, 2013, Sibanye entered into a R4.5 billion term loan and revolving credit facility agreement in respect of the R4.5 billion Facilities. The R4.5 billion Facilities comprises a R2.5 billion revolving credit facility, or RCF, and a R2.0 billion term loan facility, or Term Loan, both of which mature in three years. The Term Loan will amortize semi-annually in equal six-monthly instalments of R250 million, with the R750 million balance due for settlement on final maturity.

On December 13, 2013, the R4.5 billion Facilities was used to redeem the R2,000 million outstanding under the Bridge Loan Facilities and the balance may be applied to ongoing capital expenditure, working capital and general corporate expenditure requirements, where required.

Interest rates on the new Term Loan and RCF are 275 basis points and 285 basis points respectively, over JIBAR. The R4.5 billion Facilities agreement have agreed interest rates in the event Sibanye is released as a guarantor under the U.S.$1 billion 4.875% guaranteed Notes due October 7, 2020.

At December 31, 2013, the outstanding balance under the R4.5 billion Facilities was R2.0 billion (US$193 million), all under the Term Loan.

Sibanye has lodged and registered a security package for its obligation under the R4.5 billion Facility. The security package includes a cession over certain bank accounts, accounts receivables, certain insurance policies proceeds, material contracts, shares in material subsidiaries and a general notarial bond over movable assets on the Group’s mine properties. Sibanye will also have to register mortgage bonds over substantially all of the properties (excluding mining rights) covering the Driefontein mining operation and special notarial bonds over the gold plants and head gears of the Driefontein mining operation.

U.S.$1 billion Syndicated Revolving Credit Facility

On June 20, 2011, Sibanye, Orogen and GFO entered into a U.S.$1 billion syndicated revolving loan facility with an option to increase the facility to U.S.$1.1 billion within six months from signing date. The option to increase the facility to U.S.$1.1 billion was not exercised. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is June 20, 2016.

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

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye, GFH, Orogen, Newshelf and GFO. As of February 15, 2013, Sibanye is no longer a guarantor under this syndicated loan revolving facility.

U.S.$500 million Syndicated Revolving Credit Facility

On April 17, 2012, Sibanye, Orogen and GFO entered into a U.S.$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is April 17, 2017.

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

Borrowings under the syndicated revolving loan facility were guaranteed by Gold Fields, Sibanye, GFH, Orogen, Newshelf and GFO. As of February 15, 2013, Sibanye is no longer a guarantor under this syndicated revolving loan facility.

R2.0 billion Revolving Credit Facility

On December 15, 2011, Sibanye and GFO entered into a R2.0 billion (U.S.$233 million) revolving credit facility. The purpose of the facility was to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. The final maturity date of this facility was December 19, 2016. However, the facility has been repaid and canceled as of February 18, 2013. The facility bore interest at JIBAR plus a margin of 1.95% per annum. The borrowers were required to pay a semi annual commitment fee of 0.65% per annum. This facility replaced a R1.5 billion (U.S.$175 million) revolving credit facility entered into on May 6, 2009 and maturing June 10, 2014 at JIBAR plus 2.95%, which was canceled and replaced with the R2.0 billion (U.S.$233 million) revolving credit facility, which became effective on December 19, 2011.

During fiscal 2012, Sibanye drew down R2.0 billion (U.S.$244.2 million) under this facility to fund working capital requirements.

The outstanding borrowings of Sibanye under this facility at December 31, 2012 were R2.0 billion (U.S.$233.4 million). The R2.0 billion revolving credit facility and the R1.5 billion revolving credit facility it replaced were unutilized at December 31, 2011.

Borrowings under the revolving credit facility were guaranteed by Gold Fields, Sibanye, GFH, Orogen, Newshelf and GFO. This facility was repaid and canceled as of February 18, 2013.

R1.5 billion Long Term Revolving Credit Facilities

Sibanye and GFO entered into separate revolving credit facilities with tenors of three years. The purpose of the facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt.

The borrowers were required to pay a commitment fee of between 0.85% and 0.90% per annum on the undrawn and uncanceled amounts of the facilities, calculated and payable either quarterly or semi annually in arrears.

In summary the facilities were:

•	a R1.0 billion (U.S.$116.7 million) revolving credit facility entered into on December 9, 2009 and maturing June 30, 2013 at JIBAR plus 3.00%; and

•	a R500 million (U.S.$58.3 million) revolving credit facility entered into on March 8, 2010 and maturing March 10, 2013 at JIBAR plus 2.85%.

On October 24, 2012, Sibanye drew down R500.0 million (U.S.$61.1 million) under the R500.0 million revolving credit facility. On November 16, 2012, Sibanye drew down a further R500.0 million (U.S.$61.1 million) under the R1.0 billion revolving credit facility. These facilities were unutilized at December 31, 2011.

The outstanding borrowings of Sibanye under these facilities at December 31, 2012 were R1.0 billion (U.S.$116.7 million).

On January 18, 2013, Sibanye drew down the balance of R500 million (U.S.$61.1 million) under the R1.0 billion revolving credit facility.

Borrowings under these facilities were guaranteed by Gold Fields, GFH, GFO, Orogen, Newshelf and Sibanye. These facilities were repaid and canceled as of February 18, 2013.

Other Short Term Credit Facilities

Gold Fields utilized other uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations, including Sibanye. The total draw downs were R1,220 million (U.S.$149.0 million) in fiscal 2012 and R400 million (U.S.$57 million) in fiscal 2011. The total repayments were Rnil million (U.S.$nil million) in fiscal 2012 and R400 million (U.S.$57 million) in fiscal 2011. The repayments were made from cash generated by operations.

The outstanding borrowings of Sibanye under these facilities at December 31, 2012 were R1,220 million (U.S.$142.4 million).

Subsequent to December 31, 2012, Sibanye’s borrowings under these facilities decreased to R900 million (U.S.$105.0 million) and were repaid in full on February 18, 2013, by drawing down under the Bridge Loan Facilities.

Financial Guarantee

As of February 18, 2013, the Gold Fields group is no longer guaranteeing any debt of Sibanye. Similarly, Sibanye has been released from all of its obligations as guarantor under Gold Fields group debt, except that Sibanye remains a guarantor of the US$1 billion 4.875% guaranteed notes (the Notes) issued by Orogen, a subsidiary of Gold Fields, on September 30, 2010, due to mature on October 7, 2020. Interest on these notes is due and payable semi-annually on April 7 and October 7 in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, GFO and GHO (collectively “the Guarantors”), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

An indemnity agreement, or the Indemnity Agreement, has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye) hold Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye’s guarantee obligations under the Notes remain in place.

As of February 18, 2013 Sibanye initially recognized the financial guarantee liability at fair value of the guarantee provided in connection with the Notes. The liability is amortized over the remaining period of the Notes, and should facts and circumstances change on the ability of the Gold Fields group’s ability to meet its obligation under the Notes, the liability will be re-valued accordingly. As of December 31, 2013 the balance was U.S.$28.3 million.

As of February 18, 2013, Orogen is obliged to pay a guarantee fee to Sibanye semi-annually until Sibanye is released as a guarantor under the Notes. Sibanye has raised a financial guarantee receivable for the future fee income. As of December 31, 2013 the balance was U.S.$28.1 million of which U.S.$5.0 million is current.

Working capital and going concern assessment

Sibanye’s current liabilities exceeded its current assets by U.S.$67.7 million as of December 31, 2013. Current liabilities at year end include the financial guarantee liability of U.S.$28.3 million (as detailed above) which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields is currently in a position to meet its obligations under the Notes.

With the Bridge Loan Facilities refinanced, Sibanye was in a position to actively manage its debt position and as a result repaid an additional U.S.$52.1 million debt in December 2013, effectively applying cash, a current asset, to reduce long-term loans.

The Directors believe that the cash generated by its operations and the remaining balance of Sibanye’s revolving credit facility will enable Sibanye to continue to meet its obligations for at least 12 months from the date of this annual report.

Contractual obligations and commitments as at December 31, 2013

	Payments due by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(U.S.$ millions)
Long-term debt
Capital	192.5	48.4	144.1	—	—
Interest	32.4	14.9	17.5	—	—
Other long-term obligations
Post-retirement healthcare(1)	1.6	—	—	—	1.6
Environmental obligations(2)	203.2	—	—	—	203.2

Total contractual obligations	429.7	63.3	161.6	—	204.8

Notes:

(1)	Sibanye’s provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependents of former employees on a pay-as-you-go basis.
(2)	Sibanye makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. This provision increases annually based on expected inflation. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations. See “Note 2: Significant Accounting Policies” in the Notes to the Audited Consolidated Financial Statements.

	Amounts of commitments expiring by period
	Total	Less than 12 months	12-36 months	36-60 months	After 60 months
	(U.S.$ millions)
Other commercial commitments
Guarantees(1)	0.4	0.4	—	—	—
Capital expenditure(2)	27.7	27.7	—	—	—

Total commercial commitments.	28.1	28.1	—	—	—

Notes:

(1)	Guarantees consist of numerous obligations, excluding the guarantee of Gold Fields Notes.
(2)	Capital expenditure consists only of amounts committed to external suppliers.

During fiscal 2013 and 2012, there were no material changes outside the ordinary course of Sibanye’s business in the specified contractual obligations.

Off balance sheet items

At December 31, 2013, Sibanye had no material off balance sheet items.

Critical Accounting Policies and Estimates

Sibanye’s significant accounting policies are more fully described in note 2 to its audited consolidated financial statements included elsewhere in this annual report. Some of Sibanye’s accounting policies require the application of significant judgments and estimates by management that can affect the amounts reported in the consolidated financial statements. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results could differ from the amounts included in the consolidated financial statements.

Sibanye’s significant accounting policies that are subject to significant judgments, estimates and assumptions are summarized below.

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

Depreciation, depletion and amortization of mining assets

Depreciation, depletion and amortization charges are calculated using the units-of-production method and are based on Sibanye’s current gold production as a percentage of total expected gold production over the lives of Sibanye’s mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Sibanye’s mineral resources department using interpretations of mineral reserves, as determined in accordance with the SEC’s Industry Guide number 7.

Depreciation, depletion and amortization at Sibanye’s operations are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives (which range from 5 to 17 years), are less sensitive to changes in reserve assumptions. Accordingly, at these locations, it is Sibanye’s policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by the Board (and, prior to the Spin-off, only once the new ore reserve declarations had been approved by the Gold Fields Board). However, if Sibanye’s management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Board.

The estimates of the total expected future lives of Sibanye’s mines could be different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Sibanye’s mineral reserves. Changes in management’s estimates of the total expected future lives of Sibanye’s mines would therefore impact the depreciation, depletion and amortization charge recorded in Sibanye’s consolidated financial statements. Changes due to acquisitions, sales or closures of shafts expected to have a material impact on Sibanye’s depreciation, depletion and amortization calculations, are incorporated in those calculations as soon as they become known.

Impairment of long-lived assets

Sibanye reviews and tests the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, Sibanye performs impairment tests at each fiscal year end in accordance with its internal policies. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Under U.S. GAAP, the impairment model for long-lived assets consists of two steps. The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset including goodwill, if any (step zero). If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. Sibanye records an impairment as a charge to earnings if discounted expected future cash flows are less than the carrying amount.

The lowest level at which such cash flows are generated are generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

If there are indications that an impairment may have occurred, Sibanye prepares estimates of expected future cash flows for each group of assets. Expected future cash flows reflect:

•	estimated sales proceeds from the production and sale of recoverable gold contained in proven and probable reserves;

•	expected future commodity prices and currency exchange rates (considering historical averages, current prices, forward pricing curves and related factors). In impairment assessments conducted in fiscal 2013, Sibanye used an expected future market gold price of U.S.$1,250 per ounce, and expected future market exchange rate of R10.58 to U.S.$1.00, for fiscal 2014 and thereafter;

•	expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation; and

•	expected cash flows associated with value beyond proven and probable reserves.

Sibanye records a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. The process of determining fair value is subjective as gold mining companies typically trade at a market capitalization that is based on a multiple of net asset value and requires management to make numerous assumptions. Sibanye estimates fair value by discounting the expected future cash flows using a discount factor that reflects a market-related rate of interest for a term consistent with the period of expected cash flows.

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

Sibanye recorded no impairment charges on its long-lived assets during fiscal 2013, 2012 and 2011.

Income taxes

Management establishes a valuation allowance for deferred tax assets where it is more likely than not that some or all deferred tax assets will not be realized based on projections. These determinations are based on the projected taxable income and realization of tax allowances, tax losses and unredeemed capital expenditure. In the event that these tax assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that Sibanye would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

Sibanye is periodically required to estimate the tax basis of assets and liabilities. Where tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. See note 5 to the audited consolidated financial statements which appear elsewhere in this annual report.

Sibanye recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Environmental rehabilitation costs

Sibanye makes provision for environmental rehabilitation costs and related liabilities when environmental disturbances occur based on management’s interpretations of current environmental and regulatory requirements. The provisions are recorded by discounting the expected cash flows associated with the environmental rehabilitation using a discount factor that reflects a credit-adjusted risk-free rate of interest. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of rehabilitation liabilities is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of rehabilitation liabilities. In addition, expected cash flows relating to rehabilitation liabilities could occur over periods up to the planned life of mine at the time the estimate is made and the assessment of the extent of environmental remediation work is highly subjective.

While management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may, when considering the factors discussed above, differ materially from the costs that will actually be incurred to rehabilitate Sibanye’s mine sites in the future.

Stock-based compensation

U.S. GAAP requires Sibanye to determine the fair value of shares and share options as of the date of the grant, which is then amortized as stock-based compensation expense in the statement of operations over the vesting period of the option grant for equity-settled stock compensation. Sibanye determines the grant-date fair value of shares and options using a Black-Scholes or Monte Carlo simulation valuation model, which require Sibanye to make assumptions regarding the estimated term of the option, share price volatility, expected forfeiture rates and Sibanye’s expected dividend yield.

While Sibanye’s management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of stock-based compensation expense in the consolidated income statement. Sibanye’s options have characteristics significantly different from those of traded options and therefore fair values may also differ.

The stock-based compensation charges reflect Sibanye’s employee’s participation in Gold Fields’ stock-based compensation schemes.

Stock-based compensation charges are included in production costs and other costs where compensation costs of the underlying employees are classified.

Contingencies

Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Trend and Outlook

For a discussion of the trends affecting Sibanye’s business and operations, see “—Overview”. Sibanye believes that the factors affecting its results of operations discussed therein will continue to affect the business during fiscal 2014.

The trend and outlook below are based on management accounts, which are prepared using the recognition and measurement principles of IFRS.

It is forecast that gold production for the six months ending June 30, 2014 will be approximately 21,500 kilograms (690,000 ounces). Total cash cost and All-in cost for the six- month period are forecast at R290,000 per kilogram (US$860 per ounce) and R365,000 per kilogram (US$1,080 per ounce) respectively.

Annual production is forecast at approximately 44,000 kilograms (1.41 million ounces) at a total cash cost of R270,000 per kilogram (US$800 per ounce) and All-in cost of R360,000 per kilogram (US$1,070 per ounce). These estimates are based on an average exchange rate of R10.50 per US$1.00 and exclude any contribution from the Cooke assets.

The above is an estimate subject to change based on a number of factors. For further information on these factors, see “Forward-looking Statements” and “Risk Factors”. The estimated financial information has not been reviewed and reported on by Sibanye’s auditors.

Organization Chart

Sibanye is a holding company with its significant ownership interests organized as set forth below. All of Sibanye’s subsidiaries are incorporated in South Africa.

(1)	On April 14, 2014, Sibanye acquired a 100% direct interest in Wits Gold. See “Further Information—Acquisitions”.

RESERVES OF SIBANYE AS OF DECEMBER 31, 2013

Methodology

While there are some differences between the definition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the SEC’s Industry Guide number 7, only the reserves at each of our operations and exploration projects as of December 31, 2013, which qualify as reserves for purposes of the SEC’s Industry Guide number 7, are presented in the table below. In accordance with the requirements imposed by the JSE, we report our reserves using the terms and definitions of the SAMREC Code (2007 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, mining recovery and other factors.

We report reserves using pay limits, due to the nature of the deep level underground operations, to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. The pay limit is the grade at which an ore body can be mined without profit or loss, calculated using an appropriate metal price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralization below the selected pay limit to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.

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

Driefontein and Kloof

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

Estimations for proved reserves are made on the same basis as at Driefontein and Kloof, but with kriging blocks ranging from 10 meters to 40 meters.

Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein and Kloof, but with medium-sized kriged blocks of 40 meters, and macro geological zone estimates being made through declustered averaging or Sichel “t” techniques or macro-scale-sized kriged grids of up to 300 meters. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein and Kloof, but with medium-sized kriged blocks being 40 meters, to macro geological zone estimates through declustered averaging or Sichel “t” techniques or macro-scale-sized kriged grids of up to 300 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein and Kloof. For planning purposes, these blocks are further evaluated to facilitate the selection of blocks above the pay limit.

Reserve Statement

As of December 31, 2013, Sibanye had aggregate proved and probable gold reserves of approximately 19.7 million ounces as set forth in the following table.

Gold ore reserve statement as of December 31, 2013(1)

	Proved reserves			Probable reserves			Total reserves			Gold production in fiscal 2013(2)
	Tons	Head Grade	Gold	Tons	Head Grade	Gold	Tons	Head Grade	Gold
	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(million)	(g/t)	(M oz)	(M oz)
Underground (UG)
Driefontein (UG) (total)	10.5	7.3	2.467	15.2	7.1	3.440	25.7	7.2	5.907	0.544
Above infrastructure(3)	10.5	7.3	2.467	15.2	7.1	3.440	25.7	7.2	5.907	0.544
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
Kloof (UG)(total)	11.9	9.4	3.599	10.3	6.6	2.178	22.2	8.1	5.777	0.467
Above infrastructure(3)	11.9	9.4	3.599	10.3	6.6	2.178	22.2	8.1	5.777	0.467
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
Beatrix (UG) (total)	15.2	3.8	1.836	15.5	3.4	1.706	30.7	3.6	3.543	0.296
Above infrastructure(3)	15.2	3.8	1.836	15.5	3.4	1.706	30.7	3.6	3.543	0.296
Below infrastructure(3)	—	—	—	—	—	—	—	—	—	—
Total Underground	37.6	6.5	7.903	40.9	5.6	7.324	78.5	6.0	15.226	1.307
Surface Rock Dumps (SRD)
Driefontein	—	—	—	6.4	0.7	0.150	6.4	0.7	0.150	0.059
Kloof	—	—	—	15.8	0.5	0.246	15.8	0.5	0.246	0.046
Beatrix	—	—	—	7.5	0.4	0.088	7.5	0.4	0.088	0.017

Total SRD	—	—	—	29.6	0.5	0.485	29.6	0.5	0.485	0.123

Tailing Surface facilities (TSF)
Driefontein	—	—	—	161.9	0.3	1.786	161.9	0.3	1.786	—
Kloof	—	—	—	252.3	0.3	2.236	252.3	0.3	2.236	—
Beatrix	—	—	—	—	—	—	—	—	—	—

Total TSFs	—	—	—	414.3	0.3	4.022	414.3	0.3	4.022	—

Grand Total	37.6	6.5	7.903	484.7	0.8	11.830	522.4	1.2	19.733	1.430

Totals by Mine
Driefontein	10.5	7.3	2.467	183.5	0.6	3.592	194.0	1.0	6.059	0.604
Kloof	11.9	9.4	3.599	278.3	0.3	2.426	290.2	0.6	6.025	0.514
Beatrix	15.2	3.8	1.836	23.0	2.4	1.795	38.1	3.0	3.631	0.313

Grand Total	37.6	6.5	7.903	484.7	0.8	11.830	522.4	1.2	19.733	1.430

Notes:

(1)

(a)  Quoted as mill delivered metric tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (i) Driefontein DP 1 97%, DP 2 85% and DP 3 85%, (ii) Kloof KP 1 90%, KP 2 98% and Kloof Python 68%, and (iii) Beatrix overall 95%. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The Driefontein, Kloof and Beatrix operations have a fairly consistent metallurgical recovery.

(a)  For Driefontein, Kloof and Beatrix, a gold price of R410,000 per kilogram ($1,500 per ounce at an exchange rate of R8.50 per $1.00) was applied in valuing the ore reserve. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 8% higher in South African Rand terms than the prices used for the December 31, 2012 declaration.

(b)  For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). The mine dilution factors are as follows: (i) Driefontein 33%; (ii) Kloof 34% and (iii) Beatrix 14%.

(c)   The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 113%; (ii) Kloof 90% and (iii) Beatrix 67%.

(d)  The pay limit varies per shaft or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,340 cm.g/t, (ii) Kloof 1,710 cm.g/t and (iii) Beatrix 830 cm.g/t.

(e) Totals may not sum due to rounding. Where this occurs, it is not deemed significant.

(f)    A mine call factor based on historic performance and planned improvements is applied to the mineral reserves. The following mine call factors have been applied: Driefontein 80%, Kloof 83% and Beatrix 82%.

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

	$1,364/oz	$1,500/oz	$1,650/oz
	(‘000 oz)(1)
Driefontein	5,398	6,057	10,107
Kloof	5,196	6,023	6,886
Beatrix	3,197	3,631	4,521

Note:

(1)	Driefontein, Kloof and Beatrix operations’ reserves include run-of-mine ore stockpiles and low-grade strategic stockpiles.

The London afternoon fixing price for gold on April 22, 2014 was U.S.$1,287 per ounce. Our attributable gold reserves increased from 13.5 million ounces at December 31, 2012 to 19.7 million ounces at December 31, 2013, primarily due to lower pay limit assumptions as a result of operating cost reductions and improved mining factors realized in 2013. Additional reasons for this increase include the inclusion of the gold contained in the tailings storage facilities of the Driefontein and Kloof operations and the inclusion of additional reserves from secondary reefs, while a comprehensive review of white areas resulted in additional available reserves for inclusion into the 2014 Life of Mine (LoM) production plan. White areas are defined as “areas that were excluded from previous LoM plans that have since been proven to have realistic expectation of safe economic extraction, with the required investigations, rock engineering modelling and detail mining plan to support it. White areas include open ground, areas that were excluded due to economics or lack of information and pillar”.

Historically Witwatersrand gold mine tailings have been treated very successfully for gold and uranium. Sibanye currently operates in a region with a long history of gold and uranium mining that contains numerous old tailings storage facilities (TSFs), which carry recoverable grades of gold and uranium. The Driefontein and Kloof operations with 11 TSFs (5 active and 6 dormant) are estimated to hold more than 400Mt of tailings.

In order to quantify the mineral content of the TSFs, a well planned and extensive drilling programme was conducted in 2008 and 2009 of all the Driefontein and Kloof tailings. Sample sections were selected on 100 x 100m grid spacing, and assaying was conducted for gold (Au) and uranium oxide (uranium or U3O8). The reserves were estimated using an in-situ dry density of 1.4 t/m3. This was since reviewed by additional test work and an in-situ dry density of

1.42 t/m³ was deemed more representative of the TSFs in the area. Sensitivities were calculated using other industry used values, these values being between 1.42 t/m³ and 1.45 t/m³.

As of December 31, 2013, we had probable uranium reserves of approximately 43.2 million pounds as set forth in the following table.

Uranium ore reserve statement as of December 31, 2013(1)

	Proved reserves			Probable reserves			Total reserves			Uranium production in fiscal 2013(2)
	Tons	Head Grade	Uranium	Tons	Head Grade	Uranium	Tons	Head Grade	Uranium
	(million)	(kg/t)	(M lb)	(million)	(kg/t)	(M lb)	(million)	(kg/t)	(M lb)	(M lb)
Tailing Surface facilities (TSF)
Driefontein	—	—	—	153.7	0.064	21.764	153.7	0.064	21.764	—
Kloof	—	—	—	252.3	0.038	21.391	252.3	0.038	21.391	—
Beatrix	—	—	—	—	—	—	—	—	—	—

Total TSF	—	—	—	406.0	0.048	43.155	406.0	0.048	43.155	—

Notes:

(1)	ForDistribution and Kloof a uranium price of $60 per pound was applied in valuing the ore reserves (three year trailing long-term uranium price).
(2)	Actualuranium production after metallurgical recovery.

Geology

Our operations consist of deep level underground gold mines located along the northern and southwestern margins of the Witwatersrand Basin in South Africa. These properties include the Driefontein and Kloof operations along the northern margin and the Beatrix operation along the southwestern margin. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

The Witwatersrand Basin comprises a 6,000-meter vertical thickness of sedimentary rocks, extending laterally for some 350 kilometers northeast to southwest by some 120 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the basin. The basin outcrops at its northern extent near Johannesburg, but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization processes, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than two meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

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

For a discussion of the geological features present at Driefontein, Kloof, and Beatrix, see “Sustainability—Operations—The Beatrix Operation”, “Sustainability—Operations—The Driefontein Operation” and “Sustainability—Operations—The Kloof Operation”.

ENVIRONMENTAL AND REGULATORY MATTERS

Environmental

Sibanye’s operations are subject to various laws relating to the protection of the environment. South Africa’s Constitution Act No. 106 of 1996 grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act, No. 107 of 1998, or NEMA, as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorizations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Under the terms of the MPRDA, all prospecting and mining operations are to be conducted according to an environmental management plan/program, or EMP, which must be approved by the DMR. Directors will be held liable under provisions of the MPRDA and NEMA for any environmental degradation and/or the remediation thereof. See “—Mineral Rights”. The Minerals and Petroleum Resources Development Amendment Bill was published on December 27, 2012 for public comment. This bill contains further environmental provisions relating to the requirement to obtain environmental authorizations in relation to prospecting, mining, production and exploration operations, where necessary.

South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved environmental management plan/program, which supports a mine closure plan. Sibanye funds these environmental rehabilitation costs by making contributions into an environmental trust fund and with insurance guarantees.

Under the National Water Act 36 of 1998, or the National Water Act, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa and water users have been required to re-register their water uses under this Act. In addition, the National Water Act governs waste water and waste water discharge into water resources. The South African government uses various policy instruments and mechanisms, such as the Water Discharge Charge System, or WDCS, to ensure compliance with prescribed standards and water management practices according to the user pays and polluter pays principles, and to shift some of the treatment and clean-up cost back to dischargers. Sibanye continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of its mines. The Kloof operation was issued a water use license in December 2008 that expired in December 2011. Sibanye applied for renewal of, and amendments to, this license. Pending approval of the Kloof water use license, Sibanye obtained a regulatory directive, or the Kloof Directive, from the Department of Water Affairs, or DWA, that permits the continuation of water uses at its Kloof operations while its application for renewal of, and amendments to, its water use license is being processed. Prior to February 2011, the Kloof operation had been in compliance with the license granted to it in 2008. However, from February 2011 to September 2011, the water discharged from one of the Kloof shafts covered by the Kloof license exceeded the discharge parameters specified by the license. Kloof informed the DWA and other relevant regulators and has investigated the cause of the increased discharge. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of the Kloof operation, such as the ingress of water with elevated pollutant levels through sinkholes and other pathways, into the Kloof pumping shaft systems. Based on this information, the Kloof Directive described above included an increase to the discharge limits of that specific discharge point. As of December 9, 2011, the date of issue of the Kloof Directive, the water discharged from the shaft covered by the Kloof water use license has been in compliance with the discharge parameters specified in the Kloof Directive. The Driefontein operation was also issued a water use license in October 2010. However, due to certain inaccuracies, discrepancies and omissions in the said water use license, Sibanye is in discussions with the DWA to revise the license. In addition, once this process is complete, Sibanye intends to apply for an amendment to the Driefontein water use license to add certain water uses not previously required. Sibanye believes that it is discharging water within the parameters of the Driefontein license but there can be no assurance that a revised license will be issued or that the DWA will not determine that Sibanye is in non-compliance with its requirements.

The DWA has advised Beatrix, which had pre-existing water permits of indefinite validity periods, that its current water usage remains authorized and it need not apply for a new license. However, Beatrix has nevertheless proactively submitted a water use license application, which is currently being processed. Therefore, management believes that all of its operations now have all required authorizations to undertake regulated water uses for purposes of carrying out its mining operations.

Under the National Environmental Management Air Quality Act, 2004, or Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licenses, or AELs, must be held. Sibanye’s mining operations undertake activities which result in atmospheric emissions, as provided for by the Air Quality Act, and holds a registration certificate authorizing such activities under previous legislation. All of Sibanye’s mining operations have now submitted the necessary applications for new licenses under the Air Quality Act in respect of some of the emitting activities undertaken at its mines. It is currently being determined whether other activities at Sibanye’s mining operations also require a license under the Air Quality Act. Sibanye is drafting a plan to ensure it is in compliance with the applicable requirements of the Air Quality Act.

The South African government is considering the introduction of a carbon tax to reduce greenhouse gas emissions, which is expected to be implemented in 2016. The updated carbon tax policy paper released on May 2, 2013 confirmed that the proposed carbon tax will be R120 per tonne of CO2-e emitted above certain thresholds. The tax rate will increase by 10% a year, reaching R176 per tonne of CO2-e by 2019. However, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until December 31, 2019, along with certain “offsets” set at 5% or 10%, a carbon intensity correction based on industry benchmarks and a correction for international trade exposure of 5% to 10% of tax liability, which together may allow for a cumulative reprieve from tax liability of up to 90%. The 60% discount and the associated tax reprieves will be scaled back gradually from 2020 until 2050 and may be replaced by absolute emissions thresholds thereafter.

The National Environmental Management Waste Act, 2008, or the Waste Act, commenced on July 1, 2009 with the exception of certain sections relating to contaminated land. Responsible waste management has become a priority for the Department of

Environmental Affairs, or the DEA. Sibanye is currently assessing, through a waste gap analysis, which requirements of the Waste Act are applicable on Sibanye’s operations and would proceed with the waste management licensing process on that basis. Sibanye has two waste disposal facilities at its Beatrix operation and one at its Driefontein operation (which is currently dormant). There is now a duty to rehabilitate this dormant site. Sibanye must ensure that it has the appropriate integrated waste management license and environmental authorizations for the closure and rehabilitation of all its waste sites. The Minister of Water and Environmental Affairs has indicated that residue deposits and residue stockpiles may, in the near future, be subject to regulations published in terms of the Waste Act. This would result in a fundamental shift in regulation as the Waste Act currently excludes residue deposits and residue stockpiles.

Sibanye undertakes activities which are regulated by the National Nuclear Regulator Act 47 of 1999, or the NNR Act. The NNR Act requires Sibanye to obtain authorization from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorizations. The NNR has alleged certain non-compliance issues relating to radiation levels in water running adjacent to certain of Sibanye’s properties. Sibanye does not concede the accuracy of the NNR samples and has taken its own samples, which have proven to be acceptable. Despite this and Sibanye’s belief that it has not breached compliance with the NNR Act, it is in regular ongoing discussions with the NNR regarding the possible remediation of these areas as part of an industry initiative. Each of Sibanye’s mining operations possesses and maintains a Certificate of Registration, or CoR.

Although South Africa has a comprehensive environmental regulatory framework, however, enforcement of environmental law has traditionally been poor. The DEA and the DWA have indicated that enforcement will improve and Environmental Management Inspectors have been appointed under NEMA. The Environmental Management Inspectors have commenced with their inspections and investigations at some of the major industrial facilities.

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

The Mine Health and Safety Amendment Act criminalizes violations of the Mine Health and Safety Act and increases the maximum fines. Any owner convicted in terms of the above offenses may have its mining licenses withdrawn or suspended, be fined up to R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being Rl million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offenses of contravening or failing to implement provisions of the Mine Health and Safety Act resulting in a person’s death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person’s actions, have not yet come into effect. Several mining companies objected to them on constitutional grounds and the government agreed that they would not come into effect pending further discussion with the industry.

The principal health risks associated with Sibanye’s mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Sibanye’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The ODMWA governs the payment of compensation and medical costs related to certain illnesses, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Sibanye to employees from its existing facilities. Pursuant to proposed changes in the ODMWA, Sibanye may experience an increase in the cost of these services. See “Risk Factors—Sibanye’s operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens, and Sibanye may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”. This increased cost, should it transpire, is currently indeterminate.

Until recently, the mining industry believed, as previous cases had indicated, that a provision in the Compensation for Occupational Injuries and Diseases Act No. 130 of 1993, or the COIDA, precluded an employee from recovering any damages from the employer for an occupational injury or disease resulting in his disablement or death, if compensation had been paid to the employee either under COIDA or under the ODMWA. The ODMWA governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such a ruling could expose Sibanye to claims related to occupational hazards and diseases (including silicosis or other ailments alleged to arise due to exposure to hazardous materials and substances), which may be in the form of a class action or similar group claim. Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Sibanye’s mines. During 2012, two court applications were served on Sibanye (as well as other mining companies) by various applicants purporting to represent classes of mine workers (and where deceased, their dependents) who were previously employed by or who are employees of, among others, Sibanye and who allegedly contracted tuberculosis or silicosis, or occupational diseases. See “Reports—Directors’ Report—Litigation”.

If a significant number of such claims were suitably established against Sibanye, the payment of compensation for the claims could have a material adverse effect on Sibanye’s business, reputation, results of operations and financial condition. In addition, Sibanye may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.

Mineral Rights

The MPRDA

The MPRDA came into effect on May 1, 2004. The MPRDA transferred ownership of mineral resources (which includes the rights to grant prospecting and mining rights on behalf of the nation) to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation’s patrimony. Mining companies are required to apply for the right to mine and/or prospect. In accordance with the MPRDA, the DMR on April 29, 2009 published the Code relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code. The current industry position is that mining companies are subject only to the Mining Charter. However, the DMR in practice applies some aspects of the Code.

Under the MPRDA, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals Resources when exercising her discretion whether to grant these applications. A mining right can be suspended or canceled if the mineral to which such mining right relates is not mined at an “optimal” rate, in breach of the MPRDA, a term or condition of the right or an environmental management plan or if the holder of the right submits false information to the DMR. The Minister of Mineral Resources must direct the holder of the right to take steps to remedy non-compliance before suspending or canceling the mining right. In November 2006, the DMR approved the conversion of Sibanye’s mining licenses under the old regulatory regime at Kloof, Driefontein and Beatrix into rights under the new regime. All of Sibanye’s mines have received their new-order mining rights.

Pursuant to the terms of the MPRDA, a Mining Charter for effecting entry of HDSAs into the mining industry was developed to guide the DMR in the conversion of old order mineral rights, the granting of new order mineral rights and the granting of consent relating to the transferability and encumbrance of mineral rights.

Among other things, the Mining Charter requires that within 10 years of its effective date, each mining company achieves a 26% HDSA ownership of South African mining assets. The effective date has been set at the end of 2014 (reportable by March 31, 2015). Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter also requires mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process. There is uncertainty relating to the enforceability of the Mining Charter.

Following a review, the DMR released the Amended Mining Charter on September 13, 2010. Amendments to the Mining Charter in the Amended Mining Charter include, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard makes provision for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.

In August 2010, the Youth League of the African National Congress called for the nationalization of mines. The 53rd national conference of the African National Congress, the ruling party in South Africa, rejected the notion of nationalization. Instead the conference decided to adopt a more interventionist approach in transforming the industry. Proposed steps include the declaration of certain minerals as strategic; revising the tax system and increasing state holdings in mining companies.

The Mineral and Petroleum Resources Development Amendment Act, 2008, or MPRDAA, was assented to by the President on April 19, 2009 and was to come into effect on a date to be proclaimed by the President. From April 19, 2009 to May 31, 2013 the fate of the MPRDAA was unclear and it was thought that the government would not proceed with the MPRDAA. On May 31, 2013, it was published in the government gazette that the MPRDAA would come into effect June 7, 2013. A proclamation dated May 31, 2013 stated that the MPRDAA would come into effect on May 31, 2013. This proclamation was amended by a further proclamation dated June 6, 2013. This proclamation made only certain sections of the MPRDAA effective as of June 7, 2013. Sections that came into effect on June 7, 2013 include those dealing with environmental regulation, penalties for non-compliance with certain provisions of the MPRDAA, and the ownership of tailings. Because Sibanye is already the holder of mining rights in respect of its mines, the amendments introduced by the MPRDAA have limited impact on the current regulation of its operations.

In December 2012, the Mineral and Petroleum Resources Development Amendment Bill, or the MPRDB, was published for comment. While the stated purpose of the MPRDB is, among other things, to remove ambiguities and enhance sanctions, the MPRDB has been criticized for introducing new and burdensome regulations relating to, among other things the upstream beneficiation of minerals, the regulation under the MPRDA of tailings created prior to the commencement of the MPRDA, closure certificates, restricting the transfer of shares in listed and unlisted mining companies without ministerial consent and retaining undue regulatory discretion over the conditions for, and issuance of, prospecting, mining and other rights. The MPRDB also sought to revise the application system from the so called “first come first served” system to a tender or allocation system. Comments on the MPRDB were submitted and the Mineral and Petroleum Resources Development Amendment Bill B15-2013, or MPRDB 2013, was published on May 31, 2013. Following the publication of the MPRDB 2013, the Chamber of Mines has had extensive engagement with the DMR, including meetings to discuss areas of mutual concern in relation to the MPRDB 2013. Compromise solutions have been agreed on certain areas of concern and significant progress has been made in finding common ground on key issues, with a focus on increasing regulatory certainty, promoting investment and transformation and helping the mining sector enhance its contribution to the National Development Plan. Progress made during the engagement process includes the streamlining of the environmental authorization process and the license application system, including an adjusted third-party mechanism to trigger a ministerial invitation, the agreement by the government to draft regulations establishing clear criteria and timelines for ministerial approval of a change in controlling interest of a listed company, the extension of provisions for consolidation of rights and the adoption of the principle of proportionality for sanctions and penalties. With regards to upstream beneficiation, it was agreed that producers of minerals designated for beneficiation by the government must offer a prescribed percentage of their production of minerals and mineral products to local beneficiators in prescribed quantities and qualities and on prescribed timelines at either the mine gate price or an agreed price. The government must consult with affected stakeholders prior to designating minerals and mineral products or determining the percentages, quantities, qualities and timelines which must be offered to local beneficiators. A revised version of the MPRDB 2013, the Mineral and Petroleum Resources Development Amendment Bill B15B-2013, or the Revised MPRDB 2013, was approved by the National Assembly of Parliament on March 12, 2014 and by the National Council of Provinces on March 27, 2014. The President must now assent to the Revised MPRDB 2013 if he finds it to be in accordance with the Constitution. If the President assents to the Revised MPRDB 2013, it will become an Act of Parliament and will come into effect on a date to be proclaimed by the President. The mining industry, through the Chamber of Mines, is expected to play a positive, proactive role in the development of subsequent regulations.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On August 8, 2012, the South African cabinet approved the introduction of the draft BBBEE Amendment Bill to the South African parliament, and the BBBEE Amendment Act No 46 of 2013 was signed by the President on January 23, 2014 and published in the Government Gazette on January 27, 2014. The BBBEE Amendment Act will be effective on a date to be determined by the President. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect, a date which has not been set. This raises the question of whether the BBBEE Act and the BEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice, or the Revised BEE Codes became available for voluntary use on October 11, 2013 and will become effective on October 10, 2014. Entities may elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention.

The Royalty Act

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

Sibanye currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

The President has appointed the Davis Tax Review Committee to look into and review the current mining tax regime. The Committee is yet to sit.

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

SARB approval is required for Sibanye and its subsidiaries to receive and/or repay loans to non-residents of the CMA. Such loans will usually be approved where the interest rate in respect of third party foreign denominated loans does not exceed the base lending rate plus 2% or, in the case of shareholder loans, the base lending rate as determined by commercial banks in the country of denomination. The interest rate in respect of Rand denominated loans may not exceed the base rate (i.e. prime rate plus 3% on third party loans, or the base rate in the case of shareholders loans). Sibanye has historically approached the SARB for permission on all foreign loans, irrespective of the interest rate.

Funds raised outside of the CMA by any future Sibanye non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion, subject to any conditions imposed by the SARB. Sibanye and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of Sibanye’s subsidiaries with regard to funds obtained from non-residents of the CMA. Debt raised outside the CMA by any future Sibanye non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, income earned in South Africa by Sibanye and its South African subsidiaries cannot be used to repay or service such foreign debts. Unless specific SARB approval has been obtained, income earned by any future Sibanye foreign subsidiaries cannot be used to finance the operations of another foreign subsidiary.

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

Sibanye must obtain approval from the SARB regarding any capital-raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Sibanye’s use of the proceeds of any such capital-raising, such as limits on Sibanye’s ability to retain the proceeds of the capital-raising outside South Africa or requirements that Sibanye seeks further SARB approval prior to applying any such funds to a specific use.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2013, the issued share capital of Sibanye consisted of 735,079,031 ordinary shares, and, as of April 22, 2014, the issued share capital of Sibanye consisted of 741,291,099 ordinary shares.

To our knowledge: (1) Sibanye is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye. To the knowledge of Sibanye’s management, there is no controlling shareholder of Sibanye.

In August 2013, Sibanye entered into an agreement with Gold One to acquire its Cooke underground and surface operations. The consideration to be used will be approximately 150 million new Sibanye Shares, or such number of shares that represents 17% of Sibanye’s issued share capital, on a fully diluted basis on the closing of the transaction. The acquisition is still subject to conditions precedent.

A list of the individuals and organizations holding, to the knowledge of management, directly or indirectly, 5% or more of the issued share capital of Sibanye as of March 31, 2014 is set forth below.

Beneficial Holder	Ordinary shares	Percentage
Allan Gray Proprietary Limited	108,992,759	14.7%
Investec Asset Management Holdings Proprietary Limited	96,508,308	13.0%
Van Eck Associates Corporation	42,040,888	5.7%

In the three fiscal years prior to February 18, 2013, the entire issued share capital of Sibanye was held by Gold Fields and there were no significant changes in the percentage of ownership to the knowledge of Sibanye’s management. In anticipation of the Spin-off, Gold Fields converted the authorized and issued share capital of Sibanye from share with part value to no par value shares and increased the authorized share capital by the creation of an additional 999,999,000 ordinary shares with no par value. On February 1, 2013, Gold Fields subscribed for further shares in Sibanye at a subscription price of R17,234.8 million. On February 18, 2013, all of the Sibanye shares, including those subscribed for by Gold Fields, were distributed by Gold Fields to its shareholders in the Spin-off.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Sibanye’s other shareholders.

Shareholders’ Register

The principal non-United States trading market for the ordinary shares of Sibanye is the JSE Limited, on which they trade under the symbol “SGL”. Sibanye’s American depositary shares, or ADSs, trade in the United States on the NYSE under the symbol “SBGL”. The ADRs representing the ADSs were issued by the Bank of New York Mellon, or BNYM, as Depositary. Each ADS represents four ordinary shares.

Public Takeover Offers

No public takeover offers by third parties have been made in respect of Sibanye’s shares or by Sibanye in respect of other companies’ shares during the last and current fiscal year.

Related Party Transactions

In fiscal 2013, Sibanye entered into related party transactions with Rand Refinery, Gold Fields and its subsidiaries. The transactions with these related parties were generally conducted with terms comparable to transactions with third parties; however, in certain circumstances such as related party loans, the transactions were not at arm’s length.

Rand Refinery

Rand Refinery, in which Sibanye holds a 33.1% interest, has an agreement with the Sibanye Gold Group whereby it refines all of the Sibanye Gold Group’s gold production. Sibanye paid Rand Refinery $1.3 million, $1.6 million and $1.7 million in refining fees for fiscal 2013, 2012 and 2011. No dividends were received during the fiscal years ended December 2013.

Gold Fields Group

Sibanye was a wholly owned subsidiary of Gold Fields up to the Spin-off, thus transactions with the Gold Fields group prior to the unbundling, as well as transactions per the Transitional Services Agreement that was entered into with the Gold Fields group prior to the Spin-off to continue providing services up to a certain date after the Spin-off are considered to be related-party transactions.

Transactions that were related-party transactions up to the Spin-off and per the Transitional Services Agreement have stopped, been cancelled and settled. These services by the Group to Gold Fields and by GFGS to the Group included corporate functions and infrastructure support, purchasing, administration, security, training, medical, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, on a transitional basis up to November 2013.

GFGS charged a management fee (corporate expenditure) relating to the provision of corporate services such as financial reporting, treasury, tax and legal services, secretarial, technical services and human resources. Corporate expenditure costs were determined based on the time spent by the Gold Fields corporate staff on providing the above mentioned services to the Group.

GFLMSL, a wholly-owned subsidiary of Gold Fields, accounts for a significant portion of related party loans with the Sibanye Gold Group. These loans were U.S.$2.0 billion and U.S.$2.6 billion as of December 31, 2012 and 2011, respectively. These loans were unsecured, interest-free and had no fixed terms of repayment. The amount outstanding on the Spin-off date, the date that the loan was repaid, was nil.

On February 1, 2013, Gold Fields subscribed for further shares in Sibanye at a subscription price of R17,245,786,016.46. Sibanye used the majority of the proceeds of such subscription amount to repay the intercompany loan to GFLMSL. Gold Fields subscribed for such number of shares in Sibanye so that, following such subscription, the number of issued shares held by Gold Fields in Sibanye equaled the number of issued shares in Gold Fields. Sibanye used the remaining portion of the proceeds of such subscription to establish a cell captive to continue to cover insurance exposures for risk categories including asset and liability claims that are typically denominated in U.S. dollars, which were covered under Gold Fields’ cell captive.

Alexander Forbes Group

Gold Fields, of which Sibanye was a wholly-owned subsidiary during fiscal 2012, has an agreement with the Alexander Forbes Group, or Alexander Forbes, pursuant to which Alexander Forbes manages Gold Fields’ employee defined contribution fund. Further, Guardrisk, a wholly-owned subsidiary of Alexander Forbes, manages Gold Fields’ local short-term insurance policies. Sibanye has also obtained financial guarantees in favor of the South African Department of Mineral Resources from Alexander Forbes to partially secure the estimated rehabilitation costs at its operations. Matthews S. Moloko, who was a non-executive director of Gold Fields until his resignation on December 31, 2012, has been a non-executive director of Alexander Forbes from December 2007. As a director of Gold Fields, Mr. Moloko declared his interest in the agreement between Alexander Forbes and Gold Fields pursuant to South African requirements, and did not participate in the decision of Alexander Forbes to enter into the agreement with Gold Fields.

Credit Suisse

On April 17, 2012, Sibanye, Orogen and GFO, subsidiaries of Gold Fields (the former parent of Sibanye), entered into a U.S.$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities and for general corporate and working capital purposes. Credit Suisse AG, London Branch, or Credit Suisse, was a lender under the U.S.$500 million syndicated revolving loan facility. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources—U.S.$500 million Syndicated Revolving Credit Facility” for further details regarding this facility.

Richard Menell, who is both a senior advisor to Credit Suisse Securities Jhb Ltd and a non-executive director of Gold Fields, has been a director of Credit Suisse Securities Jhb Ltd since September 2012. As a director of Gold Fields, Mr. Menell declared his interest in the above mentioned agreements between Credit Suisse and Gold Fields, pursuant to South African requirements, and did not participate in the decision of Credit Suisse to enter into the agreements with Gold Fields.

Guarantees

For information on Sibanye’s guarantees, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Guarantee”.

Indemnity Agreement

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye, in order to indemnify Sibanye, with effect from February 18, 2013, against any loss caused to Sibanye in circumstances where Sibanye is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. The Indemnity Agreement will remain in place for as long as Sibanye’s guarantee obligations under the Notes remain in place. However, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye for all or part of its guarantee, Sibanye may become liable for the full amount of the guarantee. Among other things, if Sibanye is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye’s other financing facilities.

For further information on the Indemnity Agreement see “Additional Information—Material Contracts—Indemnity Agreement”.

None of the Directors, officers or major shareholders of Sibanye or, to the knowledge of Sibanye’s management, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years or in any proposed transaction which has affected or will materially affect Sibanye or its investment interests or subsidiaries, other than as stated above. None of the Directors or officers of Sibanye or any associate of such Director or officer is currently or has been at any time during the past three fiscal years materially indebted to Sibanye.

FINANCIAL INFORMATION

Dividend Policy and Dividend Distributions

Sibanye may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of Sibanye or a court order or has been authorized by resolution of the Board and (save in the case of a pro rata distribution to all shareholders (except one which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), cash dividends paid out of retained income, capitalization issues or scrip dividends incorporating an election to receive either capitalization shares or cash) has been sanctioned by ordinary resolution, and provided further that:

•	dividends be paid to shareholders registered as at a date subsequent to the date of declaration or date of confirmation of the dividend, whichever is the later;

•	it reasonably appears that Sibanye will satisfy the ‘solvency and liquidity’ test as set out in the Companies Act immediately after completing the proposed distribution; and

•	no obligation is imposed by Sibanye, if it is a distribution of capital, that such capital be used to subscribe for shares in Sibanye.

Sibanye must complete any such distribution fully within 120 business days after the Board acknowledges that the ‘solvency and liquidity’ test has been applied as aforesaid, failing which it must again comply with the above.

Sibanye must hold all unclaimed distributions due to the shareholders of Sibanye in trust indefinitely, but subject to the laws of prescription, and accordingly may release any distributions once the prescriptive period in relation to those dividends has expired.

All dividends paid by Sibanye prior to the Spin-off were historically paid to Gold Fields. After the Spin-off, the Board adopted a new dividend policy of between 25% and 35% of normalized earnings. Sibanye defines normalized earnings as net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of result of associates after royalties and taxation.

Previously, the Bridge Loan Facilities imposed restrictions on the distribution of any dividend, shares or other assets to Sibanye’s shareholders. The Bridge Loan Facilities were refinanced in December 2013. The new facilities do not contain any restriction on dividend distributions. A final dividend of R0.75 per share was declared in respect of the six-months ended December 31, 2013 resulting in a total dividend of R1.12 per share for fiscal 2013.

Under South African law and subject to the provisions of the Bridge Loan Facilities, Sibanye will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and we are permitted to do so in terms of the Memorandum of Incorporation.

There is no arrangement under which future dividends are waived or agreed to be waived.

THE OFFER AND LISTING

Listing Details

The ADRs of Sibanye, each representing four ordinary shares, are listed and traded on the NYSE (symbol “SBGL”). Outside the United States, Sibanye’s ordinary shares trade on the JSE’s regulated market and are listed on the Official List of the JSE (symbol “SGL”). As of December 31, 2013, 85 record holders of Sibanye’s ordinary shares, holding an aggregate of 266,787,369 ordinary shares (36%), were listed as having addresses in the United States. Sibanye’s ADSs currently trade in the United States on the NYSE under the symbol “SGBL”. The ADRs, representing the ADSs are issued by The Bank of New York Mellon, as Depositary. Each ADS represents four ordinary shares.

JSE Trading History

The tables below show the high and low closing prices in Rand and the average daily volume of trading activity on the JSE for Sibanye’s ordinary shares for the last fiscal year.

The following table sets out ordinary share trading information on a yearly basis for the last fiscal year since Sibanye’s shares commenced trading on February 11, 2013, as reported by I-Net Bridge, a South African financial information service:

Year ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
December 31, 2013	16.30	6.73	4,754,958
through April 22, 2014	27.10	12.34	2,870,044

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated since Sibanye’s shares commenced trading on February 11, 2013, as reported by I-Net Bridge:

Quarter ended	Ordinary share price		Average daily trading volume
	High	Low
	(Rand per ordinary share)		(number of ordinary shares)
March 31, 2013	16.30	12.48	12,756,231
June 30, 2013	13.39	6.73	4,445,625
September 30, 2013	13.66	7.17	3,604,973
December 31, 2013	15.70	11.43	2,036,475
March 31, 2014	25.60	12.34	2,709,498

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

Month ended	Ordinary share price		Average daily trading value (number of ordinary shares)
	High	Low
	(Rand per ordinary share)
October 2013	14.35	12.21	2,172,690
November 2013	15.70	12.50	1,723,035
December 2013	12.80	11.43	2,218,018
January 2014	15.84	12.34	1,356,430
February 2014	21.95	16.31	3,124,194
March 2014	25.60	21.70	3,783,176

On April 22, 2014, the closing price of the ordinary shares on the JSE was R25.93.

NYSE Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the last fiscal year.

The following table sets out ordinary share trading information on a yearly basis for the last fiscal year since Sibanye’s shares commenced trading on February 11, 2013, as reported by Bloomberg:

Year ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
December 31, 2013	7.47	2.65	887,984
through April 22, 2014	10.18	4.69	779,969

The following table sets out ADS trading information on a quarterly basis for the periods indicated since Sibanye’s shares commenced trading on February 11, 2013, as reported by Bloomberg:

Quarter ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
March 31, 2013	7.47	5.27	1,949,626
June 30, 2013	5.84	2.65	478,772
September 30, 2013	5.48	2.81	811,932
December 31, 2013	6.09	4.52	825,838
March 31, 2014	9.76	4.69	813,194

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

Month ended	ADS price		Average daily trading volume
	High	Low
	($ per ADS)		(number of ADSs)
October 31, 2013	5.79	4.95	902,127
November 30, 2013	6.09	4.73	678,562
December 31, 2013	5.08	4.52	882,548
January 31, 2014	5.77	4.69	477,052
February 28, 2014	8.21	5.76	942,955
March 31, 2014	9.76	8.01	1,025,088

On April 22, 2014, the closing price of Sibanye’s ADSs quoted on the NYSE was U.S.$10.13.

ADDITIONAL INFORMATION

Memorandum of Incorporation

A summary of Sibanye’s Memorandum of Incorporation can be found in the 2012 Annual Report filed on April 26, 2013.

Material Contracts

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye in the period under review.

Bridge Loan Facilities

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—Bridge Loan Facilities”.

R4.5 billion Facilities

See “Operating and Financial Review and Prospects—Credit Facilities and Other Capital Resources—R4.5 billion Facilities”.

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

Gold One International Limited Agreement

See “—Acquisitions—Gold One International Limited’s West Rand Operations”.

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

As part of the first transaction, on November 19, 2010, Gold Fields issued 13,525,394 shares to the ESOP housed and administered by the Gold Fields Thusano Share Trust, or the Thusano Trust, thereby commencing the implementation of the ESOP transaction. Gold Fields facilitated the establishment of the ESOP in respect of 10.75% of Sibanye. The holding in Sibanye is equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represents a 99.5% discount to the 30-days volume-weighted average Gold Fields share price at July 30, 2010. This represents approximately 1.75% of the current Gold Fields shares in issue.

As a result of the Spin-off, the Thusano Trust now also holds 13,525,394 shares in Sibanye, represently approximately 1.82% of the current Sibanye shares in issue.

The second transaction consisted of an issue to a BBBEE consortium as described below, or BEECO, of about 600,000 Gold Fields shares at par value of R0.50, representing a 99.5% discount to the 30-days volume-weighted average Gold Fields share price at July 30, 2010. This represented about 0.08% of the Gold Fields shares in issue at that time. These shares carried no restrictions.

As part of the third transaction, BEECO subscribed for a 10% holding with full voting rights directly in South Deep with a phased in participation over 20 years. As part of this transaction, Gold Fields transferred the ownership of the two entities holding interests in the South Deep mine from Sibanye to a newly formed, 90% owned subsidiary of Gold Fields. This transaction was below the JSE transaction threshold of 5% and is not with related parties as defined as per the JSE Listing Requirements and is therefore included for information purposes only. These deals are central to Gold Fields’ and Sibanye’s objective to make every current employee at both companies an owner, while at the same time expanding opportunities for historically disadvantaged persons to benefit from the exploitation of the country’s mineral resources by promoting broad-based ownership, employment, and the advancement of social and economic welfare generally.

Transitional Services Agreement

See “Major Shareholders and Related Party Transactions—Related Party Transactions—Gold Fields Group”.

U.S.$1 billion Notes Issue due 2020

On September 30, 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed Notes due October 7, 2020 issued on September 30, 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed on a joint and several basis by the Guarantors. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other present and future unsecured and unsubordinated obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye may become liable for the full amount of Orogen’s outstanding obligations.

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye in order to indemnify Sibanye against any loss caused to

Sibanye in circumstances where Sibanye is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after the Spin-off date or whether the circumstances giving rise to such loss arose prior to or after such date).

As of February 18, 2013, Orogen is obliged to pay a guarantee fee to Sibanye semiannually until Sibanye is released as a guarantor under the Notes. Sibanye has raised a financial guarantee receivable for the future fee income. As of December 31, 2013 the balance was U.S.$28.1 million of which U.S.$5.0 million is current.

Pursuant to the terms and conditions of the Notes the following events are deemed to be the events of default of Orogen and, consequently, may lead to Sibanye becoming liable under its guarantee of the Notes if it is not released from its obligations: (i) a failure by Orogen or any Guarantor to pay any principal, interest or gross-up payments in respect of the Notes for a period of three business days in the case of principal or 30 days in the case of interest on gross-up payments; (ii) a failure of Orogen or any Guarantor to perform or comply with any of its other obligations under the Notes or the trust deed in relation to the Notes where such failure is incapable of remedy or continues for a period of 30 days following the notice requiring such failure to be remedied; (iii) a failure by Orogen, any Guarantor or any material subsidiary of the Gold Fields Group to remedy a breach of negative pledge provisions in relation to the Notes if such failure continues for a period of seven business days following the notice requiring the failure to be remedied; (iv) certain cross-default and cross-acceleration events in relation to indebtedness having an aggregate amount exceeding U.S.$20,000,000 (or its equivalent); (v) certain events constituting governmental intervention (such as the whole or partial displacement of management of Orogen, any Guarantor or any material subsidiary of the Gold Fields Group or taking over the authority of such company in the conduct of its business or seizure of all or a majority of the issued shares of such company or material part of its revenues or assets); or (vi) certain other events relating, inter alia, to the winding up, dissolution or insolvency of Orogen, any Guarantor or any material subsidiary of the Gold Fields Group or it being unlawful for Orogen or any Guarantor to perform any of its obligations under the Notes or the trust deed. If any of these events shall have occurred and are continuing, the trustee at its discretion may, and if so requested by holders of at least one-quarter in principal amount of the Notes or if so directed by an extraordinary resolution of the holders of the Notes shall, subject to it being indemnified, secured and/or prefunded to its satisfaction, give notice to Orogen that the Notes shall become immediately due and repayable at their principal amount, together with accrued interest, provided that in relation to the relevant event (other than non-payment and the winding up or dissolution of Orogen) the trustee has certified that such event is, in its opinion, materially prejudicial to the interests of the holders of the Notes.

The negative pledge provisions under the Notes will not allow Sibanye to create or permit to subsist any encumbrance (except for certain permitted encumbrances) over any of its assets to secure any capital markets indebtedness (i.e. indebtedness for money borrowed in the form of bonds, notes, debentures, loan stock or other similar securities that are, or are capable of being, quoted, listed or ordinarily dealt with in any stock exchange, over the counter or other securities market, having an original maturity of at least 365 days from its date of issue) unless, at the same time, or prior thereto, its obligations under the Notes are secured equally and ratably therewith or have the benefit of such other security as shall be approved by the noteholders.

Indemnity Agreement

The Indemnity Agreement has been entered into between the Guarantors pursuant to which the Guarantors (other than Sibanye) hold Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye’s guarantee obligations under the Notes remain in place.

Deposit Agreement

In connection with the establishment of an ADR facility in respect of Sibanye’s shares, Sibanye entered into a deposit agreement with BNYM in respect of Sibanye’s shares among Sibanye, BNYM and all owners and holders from time to time of ADRs issued thereunder, or the Deposit Agreement.

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

South African law governs shareholder rights. BNYM will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among Sibanye, BNYM and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights, as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

BNYM will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your Sibanye ADRs represent.

Cash

BNYM will convert any cash dividend or other cash distribution Sibanye pays on the ordinary shares other than any dividend or distribution paid in U.S. dollars, into U.S. dollars. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows BNYM to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, BNYM will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and U.S. cents and will round fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when BNYM cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

BNYM may, and will if Sibanye so requests, distribute new ADRs representing any ordinary shares Sibanye distributes as a dividend or free distribution. BNYM will only distribute whole ADRs. It will sell ordinary shares which would require it to issue a fractional ADR and distribute the net proceeds to the holders entitled to those ordinary shares. If BNYM does not distribute additional cash or ADRs, each ADR will also represent the new ordinary shares. BNYM may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with the distribution.

Rights to purchase additional ordinary shares

If Sibanye offers holders of securities any rights, including rights to subscribe for additional ordinary shares, BNYM may make these rights available to you. Sibanye must first instruct BNYM to do so and furnish it with satisfactory evidence that it is legal to do so. If Sibanye does not furnish this evidence and/or give these instructions, and BNYM determines that it is practical to sell the rights, BNYM may sell the rights and distribute the proceeds to holders’ accounts. BNYM will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

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

Other Distributions

BNYM will send to you anything else Sibanye distributes on deposited securities by any means BNYM thinks is legal, fair and practical. If it cannot make the distribution in that way, BNYM may decide to sell what Sibanye distributed—for example by public or private sale—and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Sibanye distributed, in which case ADSs will also represent the newly distributed property. BNYM may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with the distribution.

BNYM is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. Sibanye will have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution Sibanye makes on its ordinary shares or any value for them if it is illegal or impractical for Sibanye to make them available to you.

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

Voting Rights

How do you vote?

If you are an ADR holder on a record date fixed by BNYM, you may instruct BNYM how to exercise the voting rights of the ordinary shares represented by your ADRs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the shares. If Sibanye asks for your instructions, BNYM will notify you of the upcoming meeting and arrange to deliver certain materials to you. The materials will: (1) include all information included with the meeting notice sent by Sibanye to BNYM; (2) explain how you may instruct BNYM to vote the ordinary shares or other deposited securities underlying your ADRs as you direct if you vote by mail or by proxy; and (3) include a voting instruction card and any other information required under South African law that Sibanye and BNYM will prepare. For instructions to be valid, BNYM must receive them on or before the date specified in the instructions. BNYM will try, to the extent practical, subject to applicable law and the provisions of the by-laws of Sibanye, to vote or have its agents vote the underlying shares as you instruct. BNYM will only vote, or attempt to vote, as you instruct. However, if we give notice to BNYM on or before the first date when we give notice, by publication or otherwise, of any meeting of holders of ordinary shares, and if BNYM does not receive your voting instructions, BNYM will give a proxy to vote your ordinary shares to a designated representative of Sibanye, unless Sibanye informs BNYM that: (1) it does not want the proxy issued; (2) substantial opposition exists; or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

Sibanye cannot assure that you will receive the voting materials in time to ensure that you can instruct BNYM to vote your ordinary shares. In addition, BNYM and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Inspection of Transfer Books

BNYM will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to Sibanye or the Deposit Agreement or the ADRs.

Fees and Expenses

BNYM, as Depositary, will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 Sibanye ADRs (or portion of 100 Sibanye ADRs)	Issuance of Sibanye ADRs, including issuances resulting from a distribution of ordinary shares or rights or other property or cancellation of Sibanye ADRs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADR (or portion thereof)	Any cash distribution pursuant to the Deposit Agreement

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and those ordinary shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by BNYM to Sibanye’s ADR holders

$.05 (or less) per ADRs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on Sibanye’s share register to or from the name of BNYM or its agent when you deposit or withdraw ordinary shares

Expenses of BNYM	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges BNYM or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by BNYM or its agents for servicing the deposited securities	As necessary

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

From time to time, the Depositary may make payments to Sibanye to reimburse and/or share revenue from the fees collected from ADR holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADR program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. BNYM may deduct the amount of any taxes owed from any payments to you. It may also restrict or refuse the transfer of your Sibanye ADRs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on your Sibanye ADRs or underlying securities. It may also sell deposited securities to pay any taxes owed.

You will remain liable if the proceeds of the sale are not enough to pay the taxes. If BNYM sells deposited securities, it will, if appropriate, reduce the number of Sibanye ADRs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Sibanye:	Then:
• Changes the par value of any of the Sibanye ordinary shares

• Reclassifies, splits up or consolidates any of the Sibanye ordinary shares

• Distributes securities on any of the Sibanye ordinary shares that are not distributed to you	The cash, ordinary shares or other securities received by BNYM will become new deposited securities under the Deposit Agreement. Each Sibanye ADR will automatically represent the right to receive a proportional interest in the new deposited securities.

• Recapitalizes, reorganizes, merges, consolidates, sells its assets, or takes any similar action	BNYM may, and will if Sibanye asks it to, deliver new Sibanye ADRs representing the new deposited securities or ask you to surrender your outstanding Sibanye ADRs in exchange for new Sibanye ADRs identifying the new deposited securities

Amendment and Termination

How may the Deposit Agreement be amended?

Sibanye may agree with BNYM to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges or prejudices an important right of Sibanye ADR holders, it will only become effective 30 days after BNYM notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair your right to receive the deposited securities in exchange for your Sibanye ADRs.

How may the Deposit Agreement be terminated?

BNYM will terminate the Deposit Agreement if Sibanye asks it to do so, in which case it must notify you at least 30 days before termination. BNYM may also terminate the agreement after notifying you if BNYM informs Sibanye that it would like to resign and Sibanye does not appoint a new depositary bank within 90 days.

If any Sibanye ADRs remain outstanding after termination, BNYM will stop registering the transfer of Sibanye ADRs, will stop distributing dividends to Sibanye ADR holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•	collect dividends and distributions on the deposited securities, sell rights and other property offered to holders of deposited securities; and deliver ordinary shares and other deposited securities upon cancellation of Sibanye’s ADRs. At any time after four months after termination of the Deposit Agreement, BNYM may sell any remaining deposited securities by public or private sale. After that, BNYM will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement for the pro rata benefit of the Sibanye ADR holders that have not surrendered their Sibanye ADRs. It will not invest the money and has no liability for interest. BNYM’s only obligations will be to account for the money and cash. After termination, Sibanye’s only obligations will be with respect to indemnification of, and to pay specified amounts to, BNYM.

Limitations on Obligations and Liability

The Deposit Agreement expressly limits the obligations of Sibanye and BNYM. It also limits the liability of Sibanye and BNYM. Sibanye and BNYM:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of them is prevented or delayed by law, any provision of the Sibanye by-laws or circumstances beyond their control from performing their obligations under the Deposit Agreement;

•	are not liable if either of them exercises or fails to exercise discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and

•	may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Sibanye ADR holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the Deposit Agreement, Sibanye and BNYM agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before BNYM will deliver or register the transfer of a Sibanye ADR, make a distribution on a Sibanye ADR, or permit withdrawal of ordinary shares, BNYM may require:

•	payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of BNYM;

•	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Sibanye ADRs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations BNYM may establish, consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfer of Sibanye ADRs generally when the transfer books of BNYM are closed or at any time if BNYM or Sibanye thinks it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

You have the right to cancel your Sibanye ADRs and withdraw the underlying ordinary shares at any time, except:

•	due to temporary delays caused by BNYM or Sibanye closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders’ meeting, or Sibanye paying dividends;

•	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sibanye ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Pre-release of Sibanye ADRs

In certain circumstances, subject to the provisions of the Deposit Agreement, BNYM may deliver Sibanye ADRs before deposit of the underlying ordinary shares. This is called a pre-release of Sibanye ADRs. BNYM may also deliver ordinary shares prior to the receipt and cancellation of pre-released Sibanye ADRs (even if those Sibanye ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to BNYM. BNYM may receive Sibanye ADRs instead of ordinary shares to close out a pre-release. BNYM may pre-release Sibanye ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to BNYM in writing that it or its customer owns the ordinary shares or Sibanye ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or collateral that BNYM considers appropriate; and (3) BNYM must be able to close out the pre-release on not more than five business days’ notice. The pre-release will be subject to whatever indemnities and credit regulations BNYM considers appropriate. In addition, BNYM will limit the number of Sibanye ADRs that may be outstanding at any time as a result of pre-release.

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

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that Sibanye makes generally available to holders of deposited securities. The Depositary will send you copies of those communications if Sibanye asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to South African Exchange Control Regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADRs of Sibanye.

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Sibanye, provided the share certificates held by non-resident Sibanye shareholders have been endorsed with the words “non-resident”. The same endorsement, however, will not be applicable to ADRs of Sibanye held by non-resident shareholders.

Under South African Exchange Control Regulations, the ordinary shares and ADRs representing ordinary shares of Sibanye are freely transferable outside South Africa between persons who are not residents of the CMA, provided such transfer is reported to the SARB and, where new share certificates are issued, such certificates are endorsed with the words “non-resident”. The same endorsement, however, will not be applicable to ADRs of Sibanye held by non-resident shareholders Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialized.

Taxation

Certain South African Tax Considerations

The discussion in this section sets out the material South African tax consequences of the purchase, ownership and disposition of Sibanye’s ordinary shares or ADSs under current South African law. Changes in the law may alter the tax treatment of Sibanye’s ordinary shares or ADSs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Sibanye’s ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of, or who do not carry on business in, South Africa and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States and South African tax law, a United States resident that owns Sibanye ADSs will be treated as the owner of the Sibanye ordinary shares represented by such ADSs. Sibanye recommends that you consult your own tax adviser about the consequences of holding Sibanye’s ordinary shares or ADSs, as applicable, in your particular situation.

Withholding Tax on Dividends

It should be noted that the 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from April 1, 2012. Generally, under the terms of the reciprocal tax treaty entered into between South Africa and the United States, or the Treaty, the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

Income Tax and Capital Gains Tax

Non-resident holders of ordinary shares or ADSs should not be subject to income or capital gains tax in South Africa with respect to the disposal of those ordinary shares or ADSs unless those ordinary shares or ADSs are attributable to a permanent establishment of the non-resident in South Africa or where the non-resident holds 20% or more of the ordinary shares or ADSs of which 80% or more of the market value of the ordinary shares or ADSs are directly or indirectly derived from immovable property (including prospecting and/or mining rights) located in South Africa.

As Sibanye operates in the mining sector, it is highly probable that 80% or more of the market value of the ordinary shares or ADSs are directly or indirectly derived from immovable property located in South Africa. In the instances where non-resident shareholders hold 20% or more of the ordinary shares or ADSs, the purchaser of the ordinary shares or ADSs will be obliged to withhold a percentage (between 5% and 10%, depending on the nature of the seller) of the purchase consideration for ordinary shares or ADSs payable to the non-resident shareholders and pay such amount over to the South African Revenue Service within 14 days where the purchaser is a South African resident or within 28 days where the purchaser is a non-resident. The taxing right of the capital gain can however be awarded to the specific jurisdiction of the seller (and not South Africa) based on the application of the applicable Double Taxation Treaty.

Securities Transfer Tax

No Securities Transfer Tax, or STT, is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% on the taxable amount of the transfer of every security issued by a company or a close corporation incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word “transfer” is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a transfer.

STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security. The taxable amount of an unlisted security is the greater of the consideration given for the acquisition of the security or the market value of an unlisted security. In the case of a transfer of a listed security, either the member or the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid within a period of 14 days from the transfer. The liability for tax with respect to the transfer of listed securities lies with the party facilitating the transfer or the recipient of the security.

U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY SIBANYE IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY SIBANYE OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

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

This summary only applies to U.S. Holders that hold ordinary shares or ADRs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986 as amended and regulations promulgated thereunder;

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and South Africa all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

This summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly or indirectly) 10% or more of Sibanye’s voting stock;

•	financial institutions;

•	insurance companies;

•	investors liable for the alternative minimum tax or the net investment income tax;

•	individual retirement accounts and other tax-deferred accounts or the net investment tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADRs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

Sibanye does not believe that it should be treated as, and does not expect to become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, but Sibanye’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye were to be treated as a PFIC, U.S. Holders of ordinary shares or ADRs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADRs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye would not be eligible for the special reduced rate of tax described below under “Taxation of Dividends”. You should consult your own tax advisers regarding the potential application of the PFIC regime.

The summary of U.S. federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or

ADRs, including your eligibility for the benefits of the treaty and the applicability and effect of state, local, non-U.S. and other tax laws and possible changes in tax law.

U.S. Holders of ADRs

For U.S. federal income tax purposes, a U.S. Holder of ADRs will be treated as the owner of the corresponding number of underlying ordinary shares held by the Depositary for the ADRs, and references to ordinary shares in the following discussion refer also to ADRs representing the ordinary shares.

Taxation of Dividends

Distributions paid out of Sibanye’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Sibanye’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will constitute ordinary dividend income. You should consult your own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us. For purposes of determining limitations on any foreign tax credits, dividends paid by Sibanye will generally constitute “passive income.”

Dividends paid by Sibanye generally will be taxable to non-corporate U.S. Holders at the special reduced rate normally applicable to long-term capital gains, provided that either Sibanye qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADRs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Effect of South African Withholding Taxes

As discussed in “Certain South African Tax Considerations—Withholding Tax on Dividends”, under current law, South Africa imposes a withholding tax of 15% on dividends paid by Sibanye. A U.S. Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Sibanye.

U.S. Holders that receive payments subject to this withholding tax will be treated, for U.S. federal income tax purposes, as having received the amount of South African taxes withheld by Sibanye, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for

U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from Sibanye with respect to the payment.

For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocatable to that income. Dividends paid by Sibanye generally will constitute foreign source income in the “passive income” basket. If a U.S. Holder receives a dividend from Sibanye that qualifies for the reduced rate described above under “Taxation of Dividends”, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the Shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

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

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value that exceeds $50,000 at the end of the taxable year or $75,000 at any time during the taxable year may be required to file an information report with respect to such assets with their tax returns. Sibanye’s ordinary shares and ADRs are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). You should consult you tax advisor regarding the application of the rules relating to foreign financial asset reporting.

Certain United Kingdom Tax Considerations for United Kingdom Resident Shareholders

Shareholders of Gold Fields who are resident or ordinarily resident for tax purposes in the United Kingdom should note that the distribution in specie by Gold Fields of the Sibanye ordinary shares as contemplated by this annual report may constitute a taxable event for

U.K. tax purposes. Shareholders of Gold Fields who are resident or ordinarily resident for tax purposes in the United Kingdom are advised to consult their own professional advisers regarding the tax implications of receipt, holding and disposal of the Sibanye ordinary shares.

Documents on Display

Sibanye will also file annual and special reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. Sibanye’s SEC filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec.gov.

The above information may also be obtained at the registered office of Sibanye and can be accessed at http://www.sibanyegold.co.za.

Subsidiary Information

Not applicable.

Refining and Marketing

Sibanye has appointed Rand Refinery Proprietary Limited, or Rand Refinery, to refine all of Sibanye’s South African-produced gold. Rand Refinery is a private company in which Sibanye holds a 33.1% interest, with the remaining interests held by other South African gold producers. Since October 1, 2004, up to the Spin-off date, Gold Fields’ treasury department arranged the sale of all the gold production from Sibanye’s operations. As from the Spin-off, Rand Refinery advises Sibanye’s department of treasury, or Treasury, on a daily basis of the amount of gold available for sale. Treasury, then sells the gold at a price benchmarked against the London afternoon fixing price. Two business days after the sale of gold, Sibanye deposits an amount in U.S. dollars equal to the value of the gold at the London afternoon fixing price into Rand Refinery’s nominated U.S. dollar account. Rand Refinery deducts refining charges payable by Sibanye relating to such amount of gold and deposits the balance of the proceeds into the nominated U.S. dollar account of Sibanye.

Acquisitions

Gold One International Limited’s West Rand Operations

Sibanye announced on August 21, 2013 that it had entered into an agreement with Gold One to acquire its Cooke underground and surface operations, or the Cooke Operations. The consideration for the acquisition will be approximately 150 million new Sibanye ordinary shares, or such number of shares that represents 17% of Sibanye’s issued share capital, on a fully diluted basis on the closing of the transaction. The transaction is subject to the fulfilment of various conditions precedent and is likely to be concluded during fiscal 2014.

In terms of the Interim Management and Funding Agreement between Gold One and Sibanye, Sibanye has been appointed, effective March 1, 2014, to manage the business and mining activities of the Cooke Operations. Sibanye will be entitled to make available loan facilities to the Cooke Operations to fund working capital requirements. The loans are repayable in the event that the acquisition is terminated and not implemented. In such an event the loans are guaranteed by Gold One.

This transaction is expected to be earnings and cash flow accretive and will add average annual production of approximately 250,000oz of gold and over 500,000lbs of uranium over the next five years and unlock regional operational and infrastructural synergies. Importantly, the transaction secures the Cooke surface tailings resources and the Cooke 4 gold and uranium plant, which are critical to unlocking the significant gold and uranium resources contained in the surface tailings storage facilities across our West Rand operations. The Cooke underground Operations are shallow and therefore have limited exposure to the challenges of seismicity and heat. The primary mining horizons at Cooke Underground are the VCR, Upper Elsburg and Middle Elsburg Reefs.

Witwatersrand Consolidated Gold Resources Limited

Sibanye announced on December 11, 2013 that it had offered to acquire the entire issued share capital of Wits Gold for a cash consideration of approximately U.S.$39 million, or the Scheme Consideration. The transaction is subject to the fulfilment of various conditions precedent which were completed on April 14, 2014.

Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5) of the Companies Act Regulations, 2011. As at

December 31, 2013, $40 million was held in the escrow account.

The majority of Wits Gold’s resources are adjacent to our Beatrix operation and, through synergy with existing operations and infrastructure, will secure the long term future of Beatrix.

On March 13, 2014 at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favor of the various resolutions to give effect to the transaction.

On April 14, 2014 Sibanye paid the Scheme Consideration to Wits Gold shareholders and obtained control (100%) of Wits Gold. The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.

On July 5, 2013 Wits Gold announcement to its shareholders that it had submitted a final binding offer, or the Offer, to Mr Peter van den Steen, the business rescue practitioner of Southgold, to acquire Southgold, the sole owner of the Burnstone gold mine and assets, or Burnstone, located in South Africa’s Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of Southgold on July 11, 2013.

Sibanye successfully concluded its detailed due diligence investigation in relation to Southgold and took the final decision to proceed with the acquisition of Southgold subject to the fulfilment of certain outstanding conditions precedent listed below.

Summary of the key terms of the Offer:

•	Wits Gold will acquire all of the issued share capital of Southgold together with all shareholder and inter-group loans against Southgold for a purchase price of R100;

•	Reduction of Southgold total debt to US$177.3 million, or the Southgold Debt, on the following terms:

•	Upfront payment of US$7.25 million on transaction completion;

•	Back-ranked to new funding to be injected by Wits Gold and to be repaid from the Burnstone mine’s free cash flow;

•	Moratorium on interest and capital repayments for 36 months from transaction completion;

•	Southgold Debt attracts interest at LIBOR +4%;

•	Option to settle outstanding balances at any time without penalty; and

•	Southgold Debt ring-fenced to Southgold.

•	Wits Gold to provide up to R950 million of new funding by means of a loan, or Wits Gold Loan, over time, as working capital to support the production plan:

•	Wits Gold Loan attracts interest at JIBAR +4%;

•	Wits Gold Loan to be repaid first:

¡	90% free cash to Wits Gold Loan; 10% to Southgold Debt

•	On settlement of the Wits Gold Loan and interest, Southgold Debt will be repaid from free cash flow:

¡	70% to Wits Gold; 30% to Southgold Debt

The Offer is still conditional upon the fulfilment of, or waiver by Wits Gold of conditions precedent standard to a transaction of this nature, including but not limited to signature of all definitive transaction agreements, obtaining all necessary regulatory approvals, including, amongst others, the approval of the DMR and Wits Gold confirming that the acquisition of Southgold does not give rise to any adverse tax consequences for Wits Gold and/or Southgold.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sibanye is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Sibanye may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Sibanye does not generally hedge against the risk of changes in the price of gold. See “—Commodity Price Sensitivity—Commodity Price Hedging Policy”.

Sibanye has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by the Board. Management of financial risk is centralized at Treasury, which acts as the interface between Sibanye’s operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Board and Executive Committee. The Board has approved dealing limits for money market, foreign exchange and commodity transactions, which Treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit- related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

The objective of the Treasury is to manage all financial risks arising from Sibanye’s business activities in order to protect profit and cash flows. Treasury activities of Sibanye and its subsidiaries are guided by the Treasury Policy, the Treasury Framework as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board, which are reviewed and approved annually by the Audit Committee.

Foreign Currency Sensitivity

General

In the ordinary course of business, Sibanye enters into transactions, such as gold sales, denominated in foreign currencies, primarily U.S. dollars. Although this exposes Sibanye to transaction and translation exposure from fluctuations in foreign currency exchange rates, Sibanye does not generally hedge this exposure, although it could be considered for significant expenditures based in foreign currency or those items which have long lead times to production or delivery. Also, Sibanye on occasion undertakes currency hedging to take advantage of favorable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Foreign Currency Hedging Experience

As of December 31, 2013 and 2012, there were no material foreign currency contract positions. As of April 22, 2014 there were no material foreign currency contract positions.

During fiscal 2013 and 2012, forward cover was taken out to cover various commitments of Sibanye’s operations. The following contract was in existence and concluded during fiscal 2012:

•	A.$/R—A.$/R2.7 million at an average rate of R7.9597 with a final expiry on May 15, 2012.

Foreign Currency Sensitivity Analysis

Sibanye’s operations are all located in South Africa and its revenues are equally sensitive to changes in the U.S. dollar gold price and the Rand/U.S. dollar exchange rate, or the exchange rate. Depreciation of the Rand against the U.S. dollar results in Sibanye’s revenues and operating margin increasing. Conversely, should the Rand appreciate against the U.S. dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets over which Sibanye has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa. For more information regarding fluctuations in the value of the Rand against the U.S. dollar see “Key Information—Exchange Rates”.

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no material foreign currency contracts as of April 22, 2014.

Commodity Price Sensitivity

General

Gold

The market price of gold has a significant effect on the results of operations of Sibanye, and the ability of Sibanye to pay dividends and undertake capital expenditures. The gold price has historically fluctuated widely and is affected by numerous industry factors over which Sibanye does not have any control. See “Risk Factors—Risks related to Sibanye’s business—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Sibanye’s operations and the cash flows generated by those operations” and “Operating and Financial Review and Prospects—Factors affecting our performance—Gold price”. The aggregate effect of these factors on the gold price, all of which are beyond the control of Sibanye, is impossible for Sibanye to predict.

Commodity Price Hedging Policy

Gold

As a general rule, Sibanye does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold hedging could, however, be considered under one or more of the following circumstances:

•	to protect cash flows at times of significant capital expenditure;

•	to finance projects; or

•	to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, Sibanye seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or a related party of, Sibanye.

Commodity Price Hedging Experience

Gold

As of December 31, 2013 and 2012, and since December 31, 2013, as of April 22, 2014, no commodity price derivative instruments were entered into.

Commodity Price Contract Position

As of December 31, 2013 and 2012, and since December 2012 as of April 22, 2014, Sibanye had no outstanding commodity price contracts.

Interest Rate Sensitivity

General

As Sibanye has no significant interest-bearing assets, Sibanye’s income and operating cash flows are substantially independent of changes in market interest rates. Sibanye’s interest rate risk arises from long-term borrowings.

As of December 31, 2013, Sibanye’s total borrowings amounted to U.S.$192.5 million (2012: U.S.$492.5 million). Sibanye generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Sibanye’s credit facilities and other borrowings outstanding as of December 31, 2013, including the interest rates applicable to them, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Other Capital Resources”.

Interest Rate Sensitivity Analysis

The portion of Sibanye’s interest-bearing debt at period end that is exposed to interest rate fluctuations is U.S.$192.5 million (2012: U.S.$492.5 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

U.S.$192.5 million (2012: U.S.$492.5 million) of the total debt at the end of the period was exposed to changes in the JIBAR rate. The following table summarizes the effect of a change to finance expense on Sibanye’s net income had the JIBAR differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant. All financial instruments with fixed interest rates that are carried at amortized cost are not subject to the interest rate sensitivity analysis.

	Change in finance expense for a nominal change in interest rate, change as of December 31, 2013
	(%)
Sensitivity to interest rates	(1.5)	(1.0)	(0.5)	0.5	1.0	1.5
Sensitivity to JIBAR interest rate ($ million)	(5.7)	(3.8)	(1.9)	1.9	3.8	5.7

Change in finance expense ($ million)	(5.7)	(3.8)	(1.9)	1.9	3.8	5.7

CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Sibanye has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Sibanye, of the effectiveness of the design and operation of Sibanye’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Sibanye’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, Sibanye’s disclosure controls and procedures were effective.

(b)	Management’s Report on Internal Control over Financial Reporting:

Sibanye’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sibanye’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2013. In making this assessment, Sibanye’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control- Integrated Framework (1992). Based upon its assessment, Sibanye’s management concluded that, as of December 31, 2013, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., or KPMG, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Sibanye’s internal control over financial reporting as of December 31, 2013.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page F-2.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Sibanye’s internal control over financial reporting that occurred during fiscal 2013 that has materially affected, or is reasonably likely to materially affect, Sibanye’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Sarbanes-Oxley Act requires the Board to identify a financial expert from within its ranks. The Board has resolved that the committee’s Chairman, Keith Rayner, is the Audit Committee’s financial expert. Further, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Sibanye’s management and auditors, the quality of Sibanye’s disclosure controls, the preparation and evaluation of Sibanye’s financial statements and Sibanye’s financial reporting. Sibanye’s Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Strategic Accountable Leadership—Directors and Management”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG has served as Sibanye’s principal accountant for fiscal 2013, 2012 and 2011. Set forth below are the fees for audit and other services rendered by KPMG for fiscal 2013, 2012 and 2011.

	Fiscal
	2013	2012	2011
	(U.S.$ millions)
Audit fees(1)	1.2	0.2	—
Audit related fees	0.3	—	—
Tax fees	—	—	—
All other fees	—	—	—

Total	1.5	—	—

Note:

(1)	In addition to the fees appearing above, U.S.$0.9 million audit fees relating to Sibanye’s registration statement on Form 20-F filed on February 6, 2013 was paid by Gold Fields.

Audit fees include fees billed for audit services rendered for Sibanye’s annual consolidated financial statements filed with regulatory organizations.

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

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to Sibanye and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission, or the external auditor, for permissible non-audit services. When engaging the external auditor for permissible non-audit services (audit-related services, tax services, and all other services), preapproval is obtained prior to the commencement of the services.

CORPORATE GOVERNANCE

Sibanye’s home country corporate governance practices are regulated by the Listing Requirements of the JSE, or the JSE Listing Requirements. The following is a summary of the significant ways in which Sibanye’s home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.

The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Sibanye’s non-management directors meet regularly without management.

The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Sibanye has a Nominating and Governance Committee which is currently comprised of three non-executive directors, all of whom are independent under the JSE Listing Requirements and which is chaired by the Chairman of Sibanye, as required by the JSE Listing Requirements.

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Sibanye has appointed a Compensation Committee, currently comprised of four board members, all of whom are independent under the JSE Listing Requirements.

The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The South African Companies Act requires that the audit committee be approved by shareholders on an annual basis at a company’s annual general meeting. The JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye has appointed an Audit Committee, currently comprised of four board members, all of whom are non-executive and independent, as defined under the JSE Listings Requirements. One of these non-executive directors is also a non-executive director of Gold Fields, the former parent of Sibanye; however, Sibanye believes he satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and applicable NYSE Listing Standards.

FINANCIAL STATEMENTS

See pages F-2 to F-58 of the financial statements of Sibanye Gold filed as part of this annual report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Sibanye Gold Limited

We have audited the accompanying consolidated balance sheets of Sibanye Gold Limited and subsidiaries (“Sibanye Gold”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule titled “Schedule 1—Valuation and Qualifying Accounts”. We also have audited Sibanye Gold’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Sibanye Gold’s management is responsible for these consolidated financial statements, the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” appearing in “Further Information—Controls and Procedures” on page 181 of the Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sibanye Gold Limited and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule titled “Schedule 1—Valuation and Qualifying Accounts”, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Sibanye Gold maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Inc.

Johannesburg, South Africa

April 29, 2014

Sibanye Gold Limited

Consolidated Statements of Operations

($ in millions unless otherwise noted)

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
REVENUES
Product sales	2,013.7	2,021.2	2,301.0

COSTS AND EXPENSES
Production costs	(1,251.8)	(1,327.8)	(1,361.1)
Depreciation and amortization	(344.6)	(304.1)	(323.9)
Corporate expenditure	(5.8)	(8.4)	(6.8)
Employment termination costs	(42.9)	(7.7)	(32.0)
Profit on disposal of property, plant and equipment	0.6	0.3	0.6
Increase in post-retirement healthcare costs	(0.1)	(0.3)	(0.1)
Accretion expense on provision for environmental rehabilitation	(14.0)	(14.3)	(13.8)

	(1,658.6)	(1,662.3)	(1,737.1)

OTHER (EXPENSES)/INCOME
Interest income	16.7	12.9	13.6
Finance expense	(34.0)	(14.5)	(2.0)
Royalties	(43.2)	(34.4)	(40.1)
Other income	22.8	30.1	33.1
Other expenses	(56.3)	(69.6)	(65.1)

	(94.0)	(75.5)	(60.5)

INCOME BEFORE TAX AND SHARE OF EQUITY INVESTEE’S PROFITS	261.1	283.4	503.4
Income and mining tax (expense)/benefit	(40.0)	67.5	(167.5)

INCOME BEFORE SHARE OF EQUITY INVESTEE’S PROFITS	221.1	350.9	335.9
Share of equity investee’s profits	5.4	11.4	4.8

NET INCOME	226.5	362.3	340.7
Net (income)/loss attributable to non-controlling interests	(0.6)	(0.1)	0.1

Net income attributable to shareholders of Sibanye	225.9	362.2	340.8

BASIC EARNINGS PER SHARE ($ cents)	35	36,220,000	34,080,000
DILUTED EARNINGS PER SHARE ($ cents)	34	36,220,000	34,080,000
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE
—COMPUTATION OF BASIC EARNINGS PER SHARE	650,621,237	1,000	1,000
—COMPUTATION OF DILUTED EARNINGS PER SHARE	664,288,141	1,000	1,000
DIVIDEND PER SHARE ($ cents)	4	9,550,000	33,560,000

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Statements of Comprehensive Income

($ in millions unless otherwise noted)

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Net income	226.5	362.3	340.7
Other comprehensive income
Foreign currency translation	(138.2)	60.9	273.8

	(138.2)	60.9	273.8

Comprehensive income	88.3	423.2	614.5

Comprehensive income attributable to:
Shareholders of Sibanye	87.7	421.8	614.1
Non-controlling interests	0.6	1.4	0.4

	88.3	423.2	614.5

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Balance Sheets

($ in millions unless otherwise noted)

	December 31, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	104.7	34.0
Restricted cash	39.6	—
Receivables	94.3	65.2
Current portion of financial guarantee receivable	5.0	—
Related party receivables	—	64.0
Inventories	18.1	40.7
Deferred mining and income taxes	27.3	13.2

Total current assets	289.0	217.1

Property, plant and equipment, net	1,667.2	2,067.2
Non-current investments	177.5	178.2
Financial guarantee receivable	23.1	—

TOTAL ASSETS	2,156.8	2,462.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and provisions	201.5	206.4
Related party payables	—	2,000.7
Financial guarantee liability	28.3	—
Royalties, income and mining taxes payable	74.2	11.3
Short-term loans and current portion of long-term loans	48.3	—
Current portion of stock-based compensation obligation	4.4	—

Total current liabilities	356.7	2,218.4

Long-term loans	144.2	492.5
Deferred income and mining taxes	436.2	556.1
Provision for environmental rehabilitation	136.9	158.6
Provision for post-retirement healthcare costs	1.6	2.1
Stock-based compensation obligation	7.4	—

Total liabilities	1,083.0	3,427.7

COMMITMENTS AND CONTINGENCIES—see notes 18 and 19
SHAREHOLDERS’ EQUITY
Share capital—1,000,000,000 (2012: 1,000,000,000) authorized ordinary shares of no par value. Shares issued—735,079,031 (2012: 1,000).	1,955.3	—
Additional paid-in capital	160.2	138.0
Accumulated deficit	(1,244.9)	(1,443.7)
Accumulated other comprehensive income	202.8	341.0

Equity attributable to shareholders of Sibanye	1,073.4	(964.7)
Non-controlling interests	0.4	(0.5)

Total equity	1,073.8	(965.2)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,156.8	2,462.5

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Statements of Changes in Shareholders’ Equity

($ in millions unless otherwise noted)

	Number of ordinary shares issued	Share capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Equity attributable to shareholders of Sibanye	Non-controlling interests	Total equity
BALANCE—DECEMBER 31, 2010	1,000	—	72.8	(1,715.6)	9.1	(1,633.7)	(3.4)	(1,637.1)
Net income/(loss)	—	—	—	340.8	—	340.8	(0.1)	340.7
Dividends declared	—	—	—	(335.6)	—	(335.6)	—	(335.6)
Stock-based compensation	—	—	33.0	—	—	33.0	—	33.0
Other comprehensive income[1]	—	—	—	—	273.3	273.3	0.5	273.8
Transactions with non-controlling interests	—	—	—	—	(1.0)	(1.0)	1.0	—

BALANCE—DECEMBER 31, 2011	1,000	—	105.8	(1,710.4)	281.4	(1,323.2)	(2.0)	(1,325.2)
Net income	—	—	—	362.2	—	362.2	0.1	362.3
Dividends declared	—	—	—	(95.5)	—	(95.5)	—	(95.5)
Stock-based compensation	—	—	32.2	—	—	32.2	—	32.2
Other comprehensive income[1]	—	—	—	—	59.6	59.6	1.3	60.9
Transactions with non-controlling interests	—	—	—	—	—	—	0.1	0.1

BALANCE—DECEMBER 31, 2012	1,000	—	138.0	(1,443.7)	341.0	(964.7)	(0.5)	(965.2)
Share subscription	731,647,614	1,955.3	—	—	—	1,955.3	—	1,955.3
Net income	—	—	—	225.9	—	225.9	0.6	226.5
Dividends declared	—	—	—	(27.1)	—	(27.1)	—	(27.1)
Stock-based compensation	3,430,417	—	22.2	—	—	22.2	—	22.2
Other comprehensive income[1]	—	—	—	—	(138.2)	(138.2)	—	(138.2)
Transactions with non-controlling interests	—	—	—	—	—	—	0.3	0.3

BALANCE—DECEMBER 31, 2013	735,079,031	1,955.3	160.2	(1,244.9)	202.8	1,073.4	0.4	1,073.8

[1]	Accumulated other comprehensive income comprises translation adjustments

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Consolidated Statements of Cash Flows

($ in millions unless otherwise noted)

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income	226.5	362.3	340.7
Adjustments to reconcile net income to cash provided by operating activities:
—Share of equity investee’s profits	(5.4)	(11.4)	(4.8)
—Deferred income tax (expense)/benefit	(44.4)	(125.4)	75.6
—Accretion expense on provision for environmental rehabilitation	14.0	14.3	13.8
—Increase in provision for post-retirement healthcare costs	0.1	0.3	0.1
—Profit on disposal of property, plant and equipment	(0.6)	(0.3)	(0.6)
—Depreciation and amortization	344.6	304.1	323.9
—Stock-based compensation	31.9	32.2	33.0
—Other	(4.7)	(9.6)	(9.2)
Changes in operating assets and liabilities:
—Decrease/(increase) in receivables	13.8	(42.6)	55.8
—Decrease/(increase) in inventories	16.9	(11.8)	(7.1)
—Increase/(decrease) in accounts payable and provisions	28.8	(24.6)	(15.3)
—Net change in financial guarantee receivable	5.0	—	—
—Net change in provision for post-retirement healthcare provision	(0.3)	(0.1)	(0.2)
—Net change in stock-based compensation obligation	(0.4)	—	—
—Increase/(decrease) in royalties payable	17.3	(16.1)	16.3
—Increase/(decrease) in income and mining taxes payable	52.6	(61.8)	48.3
—Net change in provision for environmental rehabilitation	(1.1)	—	—

Net cash provided by operations	694.6	409.5	870.3

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(302.2)	(379.4)	(404.8)
Proceeds on disposal of property, plant and equipment	0.7	0.6	2.1
Investment in environmental rehabilitation obligation funds	(17.9)	(3.0)	(13.5)
Investment in restricted cash	(39.6)	—	—

Net cash utilized in investing activities	(359.0)	(381.8)	(416.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Long and short-term loans raised	793.8	515.3	55.4
Long and short-term loans repaid	(1,025.0)	—	(55.4)
Related party loans raised	—	59.4	—
Related party loans repaid	(1,939.7)	(521.7)	(211.8)
Proceeds from shares issued on Spin-off	1,955.3	—	—
Debt issue costs	(0.9)
Proceeds on shares issued to non-controlling interests	0.3	—	—
Dividends paid to shareholders of Sibanye	(27.1)	(95.5)	(335.6)

Net cash utilized in financing activities	(243.3)	(42.5)	(547.4)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(21.6)	4.2	(15.6)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	70.7	(10.6)	(108.9)
CASH AND CASH EQUIVALENTS—beginning of year	34.0	44.6	153.5

CASH AND CASH EQUIVALENTS—end of year	104.7	34.0	44.6

The accompanying notes are an integral part of these consolidated financial statements

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

1.	GENERAL

Sibanye Gold Limited, or Sibanye or the Company, is a South African focused gold producer, listed on the Johannesburg Stock Exchange, or JSE, and New York Stock Exchange, or NYSE, following the Spin-off by Gold Fields Limited, or Gold Fields, of its wholly owned subsidiary, Sibanye (previously GFI Mining South Africa Proprietary Limited, or GFIMSA). Sibanye’s principal operations are the Driefontein, Kloof and Beatrix mines as well as a number of service company subsidiaries, collectively referred to as the “Group”.

The Gold Fields board of directors approved on November 21, 2012, and subsequently announced on November 29, 2012, the Spin-off of Sibanye into an independent, publicly traded company. The Spin-off would result in Gold Fields distributing, on a pro rata basis, Sibanye ordinary shares to Gold Fields shareholders and Gold Fields American Depositary Receipts, or ADRs holders who held their shares or ADRs as at the record date for the Spin-off.

Sibanye was a wholly owned subsidiary of Gold Fields for the years ended December 31, 2012 and 2011.

On February 1, 2013, Gold Fields subscribed for a further 731,647,614 shares in Sibanye at a subscription price of $2,012 million (R17,246 million). Sibanye used $1,996 million of the proceeds to repay the GFLMS loan (the share subscription and the repayment of the GFLMS loan, collectively referred to as the “Share subscription”). As a result of the Share subscription, the Group’s total assets exceeds its total liabilities.

Sibanye began trading on February 11, 2013 on the JSE and the NYSE. The entire issued share capital of Sibanye was spun off to existing Gold Fields shareholders on February 18, 2013, by way of a distribution in specie in accordance with section 46 of the South African Companies Act and section 46 of the South African Income Tax Act. The Sibanye shares were spun off in a ratio of 1:1 with Gold Fields shares and resulted in Gold Fields’ shareholders holding two separate shares; a Sibanye share as well as their original Gold Fields share. After the Spin-off Sibanye is now a fully independent, publicly traded company with a new board of directors and management.

On February 18, 2013, Sibanye refinanced all of its debt which existed under the Gold Fields group debt facilities, by drawing down under the R6.0 billion (US$700 million) term loan and revolving credit facilities obtained on November 28, 2012, as detailed in note 12.

The Group’s current liabilities exceeded its current assets by $68 million as at December 31, 2013. Current liabilities at year end include the financial guarantee liability of $28 million which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields is currently in the position to meet its obligations under the US$1 billion 4.875% guaranteed notes, or the Notes, as detailed in note 11.

With the Bridge Loan Facilities refinanced, Sibanye was in a position to actively manage its debt position and as a result repaid an additional R500 million debt in December 2013, effectively applying cash, a current asset, to reduce long term borrowings.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The directors believe that the cash-generated from operations and the remaining balance of the Group’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

Sibanye’s consolidated statement of operations includes all costs incurred by the Group, including such costs incurred by Gold Fields on its behalf. Such costs were charged out to Sibanye and are included in corporate expenditure in the consolidated statement of operations. These charges represented a fair allocation for the respective periods and were based on actual costs incurred on the Group’s behalf and costs allocated to the Group based on relative time spent by Gold Fields employees related to the affairs of the Group.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with United States Generally Accepted Accounting Principles, or U.S. GAAP, requires the Group’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; asset impairments (including impairments of goodwill, long-lived assets, and investments); valuation of stock-based compensation and stock-based compensation obligations; income taxes; valuation allowances for deferred tax assets; and reserves for contingencies and litigation.

The following are accounting policies used by the Group which have been consistently applied for all periods presented:

(b)

CONSOLIDATION: The Group’s financial statements include the financial statements of Sibanye and its subsidiaries, and its share of results of investments in associates. A company in which the Group has, directly or indirectly, through subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. In addition, Sibanye reviews its relationships with other entities to assess if Sibanye is the primary beneficiary of a variable interest entity. If the determination is made that Sibanye is the primary beneficiary, then that entity is consolidated from the date that Sibanye was deemed to have become the primary beneficiary. The results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates of acquisition or excluded from such statements as from the effective

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

dates of disposal. Investments in companies which Sibanye does not control, but where it has the ability to exercise significant influence over their operating and financial policies, are accounted for by the equity method.

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

(ii)	FUNCTIONAL CURRENCY: The functional currency of the Group’s operations is the South African Rand. The translation differences arising as a result of converting the South African Rand to U.S. dollars (reporting currency) using the current exchange rate method are included as a separate component of equity within Accumulated Other Comprehensive Income.

(d)	PROPERTY, PLANT AND EQUIPMENT

(i)	MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.

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

Production stage mineral interests represent mineral interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. The Group’s mineral use rights are enforceable regardless of whether proven or probable reserves have been established. In certain limited situations, the nature of a use right changes from an exploration right to mining right upon the establishment of proven and probable reserves. The Group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

(iv)	AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life-of-mine using the units-of-production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. Amortization and depreciation calculations are generally based on the Group’s most recent life-of-mine plan and annual above infrastructure reserve declarations as approved by the Board. However, if management becomes aware of significant changes in its above infrastructure reserves ahead of the scheduled updates, management would update its amortization and depreciation calculations and then subsequently notify the Board.

(v)	AMORTIZATION OF MINERAL INTERESTS: Mineral interests associated with production stage mineral interests are amortized over the life-of-mine using the units-of-production method in order to match the amortization with the expected underlying future cash flows. Mineral interests associated with development and exploration stage mineral interests are not amortized until such time as the underlying property is converted to the production stage.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(vi)	DEPRECIATION OF NON-MINING ASSETS: Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

Vehicles—20.0%

Computers—33.3%

Furniture and Equipment—10.0%

(vii)	MINING EXPLORATION: Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Group’s development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.

(viii)	IMPAIRMENT: The Group reviews and tests the carrying amounts of long-lived assets, which include development costs, when events or changes in circumstances suggest that the carrying amount may not be recoverable. For impairment purposes, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The lowest level at which such cash flows are generated is generally at an individual operating mine, even if the individual operating mine is included in a larger mine complex.

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

The impairment analysis first compares the total estimated cash flows on an undiscounted basis to the carrying amount of the asset, including goodwill, if any. If the undiscounted cash flows are less than the carrying amount of the asset, a second step is performed. The Group records a reduction of a group of assets to fair value as a charge to net income or loss if discounted expected future cash

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

flows are less than the carrying amount. The Group estimates fair value by discounting the expected future cash flows using a discount factor, adjusted for inflation that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

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

The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilized capital allowances, and tax losses carried forward. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

The Group recognizes interest and penalties on income taxes, if any, in net income or loss as part of the income tax expense.

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

(f)	NON-CURRENT INVESTMENTS: Non-current investments comprise (i) monies in environmental trust fund, (ii) equity method investments, and (iii) investments in unlisted companies which are carried at their original costs as the Board believe that the original cost is not materially different from the fair value. Realized gains and losses are included in the determination of net income or loss.

Unrealized losses are included in the determination of net income or loss where it is determined that a decline, other than a temporary decline, in the value of the investment has occurred.

(g)	INVENTORIES: Inventories are valued at the lower of cost or market value. The Group’s inventories comprise consumable stores and are valued at average cost, after appropriate provision for surplus and slow moving items.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(h)	FINANCIAL INSTRUMENTS: Financial instruments carried on the balance sheet include cash and cash equivalents, bank overdraft, receivables, related party receivables, investments, financial guarantee receivable, derivative financial instruments, accounts payable, related party payables, financial guarantee liability, long-term loans and stock-based compensation obligation. The particular recognition method for each financial instrument item is disclosed in its respective significant accounting policy description.

(i)	HEDGING: The Group accounts for its hedging activities in accordance with Accounting Standards Codification, or ASC, guidance for derivative instruments and hedging activities.

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

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in net income or loss in the same period during which the hedged firm commitment or forecasted transaction affects net income or loss.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under ASC 815 is deferred until settlement. Under these contracts, the Group must deliver a specified quantity of gold at a future date at a specified price to the contracted counter-party.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in net income or loss, under the caption entitled gains and losses on financial instruments. The fair value recognized on the balance sheet is included under the caption financial instruments.

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

(j)	CASH AND CASH EQUIVALENTS: Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. These are all highly liquid investments with a maturity of three months or less at the date of purchase.

The carrying amount of cash and cash equivalents is stated at cost which approximates fair value.

(k)	TRADE RECEIVABLES: Trade receivables are carried at anticipated realizable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at period end. Irrecoverable amounts are written off during the period in which they are identified.

(l)	FINANCIAL GUARANTEE RECEIVABLE: The financial guarantee receivable is recognized at inception at its fair value. Subsequently the receivable is measured at amortized cost using the effective interest rate and recognized in net income or loss.

(m)	FINANCIAL GUARANTEE LIABILITY: The financial guarantee liability is recognized at its inception at its fair value. Subsequently the liability is amortized over the term of the guarantee and recognized in net income or loss.

(n)	PROVISIONS: Provisions are recognized when information is available prior to the issuance of the financial statements which indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and the amount can be reasonably estimated.

(o)	REHABILITATION COSTS: ASC 410 applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

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

Environmental liabilities, other than rehabilitation costs which relate to liabilities from specific events, are recognized in net income or loss.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(p)	ENVIRONMENTAL REHABILITATION OBLIGATION FUNDS: Annual contributions are made to dedicated environmental rehabilitation obligation funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the relevant mine. Contributions are determined on the basis of the estimated environmental obligation over the life of the mine. Income earned on monies paid to environmental funds is accounted for as interest income. The amounts contributed to and growth in these funds are included under investments on the balance sheet.

(q)	EMPLOYEE BENEFITS

(i)	PENSION AND PROVIDENT FUNDS: The Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and the Group.

Contributions to defined contribution funds are recognized in net income or loss.

(ii)	POST-RETIREMENT HEALTH CARE COSTS: Medical coverage is provided through a number of schemes.

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

(iii)	STOCK-BASED COMPENSATION PLANS: Compensation costs recognized in fiscal 2013, 2012 and 2011 include: a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of ASC 718, Stock-Based Compensation, and b) compensation cost for all share-based payments granted subsequent to June 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of ASC 718, Stock-Based Compensation.

(r)	REVENUE RECOGNITION: Revenue arising from gold and by-product sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract, the pricing is fixed and determinable and collectability is reasonably assured. Sales revenue excludes value-added tax but includes the net income or loss arising from hedging transactions from matched gold sales contracts, which are designated as normal sales contracts.

(s)	DIVIDEND INCOME: Dividends are recognized when the right to receive payment is established.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(t)	INTEREST INCOME: Interest is recognized on a time proportion basis taking account of the principal outstanding and the effective rate to maturity on the accrual basis.

(u)	DIVIDENDS DECLARED: Dividends proposed are recognized only when the dividends are declared. Dividends are payable in South African Rand.

(v)	SEGMENT REPORTING: The Group is a gold mining company operating in South Africa. The business segments comprise geographical operations based on locations and operating units.

(w)	EARNINGS/(LOSS) PER SHARE: Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of common shares in issue during the period. Diluted earnings/(loss) per share is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings/(loss) per share.

(x)	RECLASSIFICATIONS: With effect from January 1, 2013 other income and other expenses are presented separately in order to enhance disclosure where these were previously disclosed as a net amount in other expenses. Other income in fiscal 2012 of US$30.1 million (2011: U.S.$33.1 million) has been reclassified from other expenses to conform to current year presentation. This reclassification had no effect on income before tax and share of equity investee’s profits. Management does not believe this reclassification materially impacts the fiscal 2012 and 2011 financial statements.

With effect from January 1, 2013 the operating activities section of the statement of cash flows has been reclassified. Management does not believe this reclassification materially impacts the fiscal 2012 and 2011 financial statements.

(y)	RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

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

During May 2011, the ASC guidance related to fair value measurement: amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRS were issued. The new standards do not extend the use of fair value

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance, additional disclosure requirements to the financial statements or wording changes to align with IFRS. The ASC guidance is effective for fiscal years beginning after December 31, 2011 and should be applied prospectively. The adoption of ASU 2011-04 in 2012 did not have a material impact the Group’s financial statements.

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

Balance sheet

During December 2011, the ASC guidance related to disclosures about offsetting assets and liabilities was updated. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The amendments are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. The guidance did not impact the Group’s financial statements.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Other comprehensive income

In February 2013, the FASB issued ASU No. 2013-02, Other Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, or ASU No. 2013-02. The amendments in ASU No. 2013-02 require the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income, either on the face of the income statement or in the notes, if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts not required by U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures which provide additional information about the amounts. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. The guidance did not impact the Group’s financial statements.

(z)	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Presentation of an unrecognized tax benefit

In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for all same jurisdiction net operating loss carry forward, a similar tax loss, or tax credit carry forwards. A gross presentation will be required only if such carry forwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for fiscal years beginning January 1, 2014. The Company is still evaluating the impact of the updated guidance on the consolidated financial position, results of operations and cash flows.

3.	FINANCE EXPENSE

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Related parties	—	—	(0.7)
Interest expense	(34.0)	(14.5)	(1.3)

	(34.0)	(14.5)	(2.0)

4.	INCOME AND MINING TAX (EXPENSE)/BENEFIT

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Current income and mining taxes	(84.4)	(57.9)	(91.9)
Deferred income and mining taxes	44.4	125.4	(75.6)

	(40.0)	67.5	(167.5)

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The Group’s income before tax and share of equity investee’s profit is all generated in South Africa.

Mining tax on mining income, an income tax, is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non-mining income is taxed at a standard rate.

Deferred tax is provided at the estimated mining tax rate on temporary differences for mining operations and at the statutory rate for non-mining companies. The applicable tax rates are:

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Mining statutory rate	34.0%	34.0%	43.0%
Non-mining income standard tax rate	28.0%	28.0%	35.0%
Non-mining companies statutory rate	28.0%	28.0%	28.0%
Major items causing the Group’s income tax provision to differ from the mining statutory rate were:
Tax on income before tax and share of equity investee’s profits at mining statutory rate	(88.8)	(96.4)	(216.5)
Rate adjustment to reflect company tax rates	0.1	0.7	25.4
Mining tax formula rate adjustment	34.3	34.5	37.8
Valuation allowance raised against deferred tax assets	(0.1)	(0.3)	—
Reversal of valuation allowance previously raised against deferred tax assets	—	—	1.4
Non-deductible stock-based compensation	(7.6)	(10.9)	(14.2)
Non deductible expenditure[1]	(7.1)	—	(0.3)
Deferred tax benefit from reduction of future expected tax rate	24.1	—	—
Deferred tax benefit from reduction of tax rate due to changes in legislation	—	139.1	—
Other[1]	5.1	0.8	(1.1)

Income and mining tax (expense)/benefit	(40.0)	67.5	(167.5)

[1]	There are no individually significant amounts included in this line item.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Deferred income and mining tax liabilities and assets relate to the following:

	December 31, 2013	December 31, 2012
Deferred income and mining tax liabilities
Property, plant and equipment	425.0	559.1
Environmental rehabilitation obligation funds	40.1	42.5
Financial guarantee receivable	7.9	—
Other	2.8	1.8

Gross deferred income and mining tax liabilities	475.8	603.4

Provisions, including rehabilitation accruals	(58.6)	(60.0)
Financial guarantee liability	(7.9)	—
Tax losses	(4.8)	(5.6)

Gross deferred income and mining tax assets	(71.3)	(65.6)
Valuation allowance for deferred tax assets	4.4	5.1

Total deferred income and mining tax assets	(66.9)	(60.5)

Net deferred income and mining tax	408.9	542.9

Classified as follows:
Non-current liabilities	436.2	556.1
Current assets	(27.3)	(13.2)

Net deferred income and mining tax	408.9	542.9

The classification of deferred income and mining tax liabilities or assets as current or non-current is based on the related liability or asset creating the deferred tax. Deferred taxes not related to a specific liability or asset are classified based on the estimated period of reversal.

The Group has established a valuation allowance for certain deferred tax assets where cumulative losses require a valuation allowance, or where management believes that they will not be realized based on projections as of December 31, 2013 and 2012. The valuation allowance relates to net operating loss carry-forwards for the entities below:

	December 31, 2013	December 31, 2012
Living Gold Proprietary Limited	4.1	4.8
Golden Oils Proprietary Limited	0.3	0.3

	4.4	5.1

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The Group has tax loss carry forwards available for deduction against future income at its tax entities as follows:

	December 31, 2013	December 31, 2012
Estimated assessed tax losses
Sibanye Gold Protection Services Proprietary Limited	—	1.8
Living Gold Proprietary Limited	14.6	17.1
Golden Oils Proprietary Limited	0.9	1.2
St Helena Hospital Proprietary Limited	1.4	—
M Janse van Rensburg Proprietary Limited	0.1	—

	17.0	20.1

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

Tax years 2009 to 2012 are open for assessments. The South African Tax legislation allows the Revenue Authorities to reopen assessments issued for a period of up to three years after the assessments were issued. It is possible that the Group will receive assessments during the next twelve months, which may have an effect on unrecognised tax benefits. The Group cannot estimate the amounts of possible changes as a result of an assessment.

The Group does not have any unrecognized tax benefits for which it is reasonably possible the amount will significantly change within 12 months of the recognition date.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

5.	EARNINGS PER SHARE

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
BASIC EARNINGS PER SHARE
Net income attributable to shareholders of Sibanye	225.9	362.2	340.8
Ordinary shares in issue	735,079,031	1,000	1,000
Adjustment for weighting of ordinary shares in issue	(84,457,794)	—	—

Weighted average number of shares issued at the end of the year	650,621,237	1,000	1,000

Basic earnings per share ($ cents)	35	36,220,000	34,080,000

DILUTED EARNINGS PER SHARE
Net income attributable to shareholders of Sibanye	225.9	362.2	340.8
Weighted average number of shares issued at the end of the year	650,621,237	1,000	1,000
Effect of dilutive securities	13,666,904	—	—

	664,288,141	1,000	1,000

Diluted earnings per share ($ cents)	34	36,220,000	34,080,000

6.	CASH AND CASH EQUIVALENTS

	December 31, 2013	December 31, 2012
Cash at the bank and on hand	104.7	34.0
Restricted cash[1]	39.6	—

	144.3	34.0

[1]	At December 31, 2013 $39.6 million was in an escrow account, being the consideration for the Witwatersrand Consolidated Gold Resources Limited acquisition. Refer to note 23 for further details relating to the transaction.

Sibanye has ceded certain of its bank accounts in favor of the lenders of the R4.5 billion Facilities as security, refer to note 12.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

7.	RECEIVABLES

	December 31, 2013	December 31, 2012
Product sales trade receivables	45.8	24.8
Other trade receivables	9.0	5.8
Value added tax	19.1	13.7
Payroll debtors	5.3	6.2
Prepayments	11.3	9.0
Other	3.8	5.7

	94.3	65.2

Refer to note 12 for further details relating to assets pledged as security under the R4.5 billion Facilities.

8.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2013	December 31, 2012
Cost	4,628.5	5,255.6
Accumulated depreciation and amortization	(2,961.3)	(3,188.4)

	1,667.2	2,067.2

Mining properties, mine development costs, mine plant facilities and mineral interests	1,638.5	2,019.3
Asset rehabilitation costs	15.9	30.2
Other non-mining assets	12.8	17.7

	1,667.2	2,067.2

Included in property, plant and equipment is:
- Cumulative capitalized interest, net of amortization	2.1	2.5
- Depreciation charge for the year on property, plant and equipment	(344.6)	(304.1)

Refer to note 12 for further details relating to assets pledged as security under the R4.5 billion Facilities.

9.	NON-CURRENT INVESTMENTS

	December 31, 2013	December 31, 2012
Investments held by environmental rehabilitation obligation funds(a)	153.6	155.3
Equity investee(b)	23.8	22.7
Unlisted	0.1	0.2

	177.5	178.2

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(a) Environmental rehabilitation obligation funds are irrevocable funds under the Group’s control. The monies in the funds are invested primarily in interest bearing short-term (money market), government and other corporate bond investments and the costs of these investments approximate their fair value. The dedicated environmental rehabilitation obligation funds provide for the estimated cost of rehabilitation during and at the end of the life of the relevant mine. Although the funds are under the Group’s control, it is not available for the general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations. These obligations are described in note 13.

In addition, bank guarantees are provided for funding shortfalls of the environmental rehabilitation obligations.

	December 31, 2013	December 31, 2012
Funds	146.5	149.6
Guarantees	7.1	5.7

	153.6	155.3

(b) Equity investee

Rand Refinery Proprietary Limited, or Rand Refinery, refines gold bullion and by-products. It acts as a refining agent on behalf of the Group’s operations (refer to note 21).

The carrying value of the equity investment in Rand Refinery:

	December 31, 2013	December 31, 2012
Ownership	33.1%	33.1%
Opening balance	22.7	12.5
Share of profits recognized	5.4	11.4
Translation	(4.3)	(1.2)

Closing balance	23.8	22.7

Rand Refinery has not issued its audited results for its year ended September 30, 2013 and therefore Sibanye’s share of results has been based on unaudited management accounts.

Rand Refinery implemented a new Enterprise Resource Planning, or ERP, system on April 1, 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customization of the software has been problematic with the result that Rand Refinery has not been able to fully reconcile certain accounts at September 30, 2013. Rand Refinery’s management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from April 1, 2013 on the ERP system to determine if any adjustments to their current financial records are required. As of the date of this report, the Rand Refinery management team cannot be certain that the results in its management accounts are accurate. Accordingly there is uncertainty around the results of the associate after tax in Sibanye’s results.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Any share of potential adjustments from the unaudited management accounts to be recognized will be limited to the current carrying value of its investment in Rand Refinery as no guarantees were provided to Rand Refinery.

Reconciliation of the investment with the underlying equity in net assets:

	December 31, 2013	December 31, 2012
Net assets	31.7	30.6
Dividend received	(1.4)	(1.4)
Fair value adjustment	(6.5)	(6.5)

Closing balance	23.8	22.7

The market value of Rand Refinery is not readily determinable.

10.	ACCOUNTS PAYABLE AND PROVISIONS

	December 31, 2013	December 31, 2012
Trade payables	52.0	52.2
Accruals	70.8	83.8
Payroll and other compensation	38.9	21.2
Leave pay accrual	38.8	46.7
Other	1.0	2.5

	201.5	206.4

11.	FINANCIAL GUARANTEE

As of February 18, 2013, the Gold Fields group is no longer guaranteeing any debt of Sibanye, similarly Sibanye has been released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remains a guarantor of the US$1 billion 4.875% guaranteed notes, or the Notes, issued by Gold Fields Orogen Holding (BVI) Limited, or Orogen, a subsidiary of Gold Fields, on September 30, 2010 maturing on October 7, 2020. Interest on these notes is due and payable semi-annually on April 7 and October 7 in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, Gold Fields Operations Limited, or GFO, and Gold Fields Holdings Company (BVI) Limited, or GF Holdings, (collectively “the Guarantors”), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

An indemnity agreement, or the Indemnity Agreement, has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye) hold Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye’s guarantee obligations under the Notes remain in place.

As of February 18, 2013, the Group initially recognized the financial guarantee liability at fair value of the guarantee provided in connection with the Notes. The liability is amortized over the remaining period of the notes, and should facts and circumstances change on the ability of the Gold Fields group’s ability to meet its obligation under the Notes, the liability will be re-valued accordingly.

As of February 18, 2013, the Group raised a receivable under the financial guarantee receivable for the future guarantee fee income that Orogen is obliged to pay bi-annually to Sibanye until it has been released as a guarantor under the Notes (Guarantee Fee Agreement).

Sibanye has ceded all of its rights, title and interest in and to the Indemnity Agreement and Guarantee Fee Agreement in favour of the lenders of the R4.5 billion Facilities, jointly and severally, as security for its obligations under the facilities.

(a)	Financial guarantee receivable

	December 31, 2013	December 31, 2012
Initial recognition at fair value	31.8	—
Guarantee fee received	(5.0)	—
Interest accretion	1.3	—

Closing balance	28.1	—
Current portion of financial guarantee receivable	(5.0)	—

	23.1	—

(b)	Financial guarantee liability

	December 31, 2013	December 31, 2012
Initial recognition at fair value	31.8	—
Amortization of guarantee liability	(3.5)	—

	28.3	—

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

12.	SHORT-TERM AND LONG-TERM LOANS

	December 31, 2013	December 31, 2012
- R4.5 billion Facilities(a)	192.5	—
- Bridge Loan Facilities(b)	—	—
- Long-term credit facilities(c)	—	350.1
- Short-term credit facilities(d)	—	142.4

	192.5	492.5
Short-term loans and current portion of long-term loans	(48.3)	—

Long-term loans	144.2	492.5

(a)	R4.5 billion Facilities

On December 13, 2013, Sibanye cancelled and replaced the Bridge Loan Facilities by drawing $207.4 million (R2 billion) under new R4.5 billion Facilities, or the R4.5 billion Facilities, the balance may be applied to ongoing capital expenditure, working capital and general corporate expenditure requirements, where required.

Terms of the R4.5 billion Facilities
Facility:	- R2.5 billion revolving credit facility, or RCF
- R2.0 billion term loan facility, or Term Loan
Interest rate:	JIBAR (Quoted at 5.22% at year-end)
Interest rate margin:	- RCF: 2.85% (Repricing possible if Sibanye is released as guarantor under the Notes, refer to note 11)
- Term Loan: 2.75% (Repricing possible if Sibanye is released as guarantor under the Notes, refer to note 11)
Term of loan:	Three years
Repayment period:	The Term Loan will be repaid in equal six-monthly instalments of R250 million ($24.2 million), with the R750 million ($72.5 million) balance due for settlement on final maturity, being December 13, 2016.
Security:	Sibanye has lodged and registered a security package for its obligation under the R4.5 billion Facilities. The security package includes a cession over certain bank accounts, accounts receivables, certain insurance policies proceeds, material contracts, shares in material subsidiaries and a general notarial bond over movable assets on the mine properties. Sibanye will also have to register mortgage bonds over substantially all of the properties (excluding mining rights) covering the Driefontein mining operation, and special notarial bonds over the gold plants and head gears of the Driefontein mining operation.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	December 31, 2013	December 31, 2012
Loan advanced	207.4	—
Translation	(14.9)	—

Closing balance	192.5	—

Reconciliation of facilities:
Term loan	192.5	—
RCF	—	—

	192.5	—

(b)	Bridge Loan Facilities

On November 28, 2012, Sibanye entered into a R6.0 billion Term Loan and RCF, or the Bridge Loan Facilities, reducing to R5.0 billion as detailed below.

Terms of the Bridge Loan Facilities
Facility:	- R2.0 billion RCF, or Facility A, increased to R3.0 billion after it was amended in July 2013
- R4.0 billion term loan facility, or Facility B, reduced to R3.0 billion after it was amended in July 2013
- Facility A and B would have reduced to R2.5 billion on the earliest of the Group declaring a final dividend in respect of 2013 or 12 months after the Spin-off date
Interest rate:	JIBAR
Interest rate margin:	- 3.0% for 12 months after the Spin-off
- 3.5% for last six months of the facilities

- If Sibanye was not released as guarantor under the Notes within six months of the Spin-off, being August 18, 2013, the margin would have increased to 3.25% and 3.75% for the seven to 12 month and 13 to 18 month periods after the Spin-off, respectively.

Term of loan:	18 months after the Spin-off date
Repayment period:	Full payment of the outstanding amount on maturity of the loan, being August 18, 2014.
Cancellation:	These facilities were repaid and cancelled on December 13, 2013.

	December 31, 2013	December 31, 2012
Loan advanced	476.0	—
Loans repaid	(476.0)	—

Closing balance	—	—

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(c)	Long-term credit facilities

Sibanye and GFO (collectively the “Borrowers”) entered into various revolving credit facilities with some of the major banks in South Africa with tenors between three and five years. The purpose of these facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing borrowings.

Terms of the long-term credit facilities
Facility:	- R1.0 billion RCF entered into on December 9, 2009
- R500.0 million RCF entered into on March 8, 2010
- R2.0 billion RCF entered into on December 15, 2011
Interest rate:	JIBAR
Interest rate margin:	- R1.0 billion RCF: 3.00%
- R500.0 million RCF: 2.85%
- R2.0 billion RCF: 1.95%
Term of loan:	- R1.0 billion RCF maturing on June 30, 2013, being 3.5 years
- R500.0 million RCF maturing on March 10, 2013, being three years
- R2.0 billion RCF maturing on December 19, 2016, being five years
Repayment period:	Full payment of outstanding amounts on maturity
Guarantors:	Gold Fields and certain of its subsidiaries: GF Holdings, GFO, Orogen, Newshelf 899 Proprietary Limited, or Newshelf, and Sibanye
Cancellation:	These facilities were repaid and cancelled on February 18, 2013.

During fiscal 2012, Sibanye was also a borrower under the two Gold Fields group revolving credit facilities totaling $1.5 billion. Sibanye never utilized the facilities and they were cancelled on February 15, 2013.

	December 31, 2013	December 31, 2012
Opening balance	350.1	—
Loan advanced	52.1	366.3
Loans repaid	(364.6)	—
Translation	(37.6)	(16.2)

Closing balance	—	350.1

(d)	Short-term credit facilities

Sibanye utilized uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements at its operations.

These facilities had no fixed terms, were short-term in nature and interest rates were market related. Borrowings under these facilities were guaranteed by Gold Fields.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

On the date of the Spin-off, these facilities were refinanced by drawing down under the Bridge Loan Facilities as detailed in (b).

	December 31, 2013	December 31, 2012
Opening balance	142.4	—
Loan advanced	57.3	149.0
Loan repaid	(184.4)	—
Translation	(15.3)	(6.6)

Closing balance	—	142.4

(e)	Debt maturity

The combined aggregate maturities of short and long-term loans for each of the next five years at December 31, 2013 is tabulated below:

Maturity	December 31, 2013	December 31, 2012
within one year	48.4	—
later than one year and not later than two years	48.4	492.5
later than two years and not later than three years	95.7	—

	192.5	492.5

$259 million of the $492.5 million has been reclassified to long term at December 31, 2012, even though they are considered short term under the Long-term Rand revolving credit facilities(a) and Short-term Rand facilities(b) as the Group had the ability to refinance these facilities as detailed in the Rand bridge loan facilities (c) prior to the issuance of the financial statements. The facilities were refinanced on February 18, 2012.

13.	PROVISION FOR ENVIRONMENTAL REHABILITATION

The Group has made, and expects to make, in the future, expenditures to comply with environmental laws and regulations. Estimated future reclamation costs are based on legal and regulatory requirements. The following is a reconciliation of the total liability for environmental rehabilitation:

	December 31, 2013	December 31, 2012
Opening balance	158.6	140.8
(Decrease)/increase in liabilities	(7.1)	11.8
Liabilities settled	(1.1)	—
Accretion of liability	14.0	14.3
Translation	(27.5)	(8.3)

Closing balance	136.9	158.6

The Group intends to finance the ultimate rehabilitation costs from the monies invested with the environmental rehabilitation obligation funds, on-going contributions, as well as the proceeds of the sale of assets and gold from plant clean-up at the time of mine closure.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

14.	PROVISION FOR POST-RETIREMENT HEALTHCARE COSTS

The Group is exposed to obligations for post-retirement healthcare costs. The Group has certain liabilities to subsidize the contributions payable by certain pensioners and dependents of ex-employees on a pay-as-you-go basis. The Group makes contributions to these schemes on behalf of retired employees. The obligation was actuarially valued at December 31, 2013 and the outstanding contributions will be funded over the lifetime of these pensioners and dependents.

The following table sets forth the funded status and amounts recognized by the Group for post-retirement healthcare costs:

	December 31, 2013	December 31, 2012
Actuarial present value	1.6	2.1
Plan assets at fair value	—	—

Accumulated benefit obligation in excess of plan assets	1.6	2.1
Prior service costs	—	—
Unrecognized net (gain)/loss	—	—

Provision for post-retirement healthcare costs	1.6	2.1

The following is a reconciliation of the benefit obligation:

	December 31, 2013	December 31, 2012
Opening balance	2.1	2.1
Service and interest costs	0.1	0.3
Contributions paid	(0.3)	(0.1)
Translation	(0.3)	(0.2)

Closing balance	1.6	2.1

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumptions are:

	December 31, 2013	December 31, 2012	December 31, 2011
Healthcare cost inflation rate	7.50%	7.50%	8.00%
Discount rate	8.00%	8.00%	8.75%

The net periodic benefit cost is explained as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Service and interest costs	0.1	0.3	0.1

Net periodic benefit cost	0.1	0.3	0.1

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 100 basis point (1%) change in assumed healthcare cost trend rates would have affected the aggregate service and interest costs and consequently, the accumulated post-retirement healthcare costs as noted below:

	December 31, 2013	December 31, 2012	December 31, 2011
	1% increase in healthcare trend costs would have increased ($’million):
Aggregate service and interest costs	0.01	0.03	0.03
Accumulated post-retirement healthcare costs	0.20	0.20	0.20

	December 31, 2013	December 31, 2012	December 31, 2011
	1% decrease in healthcare trend costs would have decreased ($m):
Aggregate service and interest costs	(0.01)	(0.01)	(0.01)
Accumulated post-retirement healthcare costs	(0.10)	(0.20)	(0.20)

15.	EMPLOYEE BENEFIT PLANS

(a)	Retirement benefits

Contributions to the various retirement schemes are fully expensed during the period in which they are funded. The cost of providing retirement benefits for the Company’s defined contribution plans for fiscal 2013 was $57.1 million (2012: $62.8 million and 2011: $65.8 million). There are no post retirement defined benefit pension plans.

(b)	Share option schemes

The Company grants equity-settled instruments comprising share options and restricted shares to certain employees. The Company also grants cash-settled instruments to certain employees. The Company currently maintains the Sibanye Gold Limited 2013 Share Plan and the Sibanye Gold Limited Phantom Share Scheme. Sibanye previously participated in the Gold Fields Limited 2012 Share Plan, the Gold Fields Limited 2005 Share Plan and the GF Management Incentive Scheme up to the Spin-off from Gold Fields. The details of these Plans are discussed below.

In terms of the previously existing Gold Fields Limited share plans, all Gold Fields shares vested pro rata (“no fault termination” rules applied) to Sibanye employees following the Spin-off of Sibanye. The proportionate unvested options under the Gold Fields Limited share plans on date of the Spin-off were replaced with Sibanye share options to the equivalent value, under the Sibanye Gold Limited 2013 Share Plan.

The charge for stock-based compensation has been recognized in the statement of operations under the captions production costs, corporate expenditure and other expenses:

	December 31, 2013	December 31, 2012	December 31, 2011
Stock-based compensation	31.9	32.2	33.0

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Sibanye Gold Limited 2013 Share Plan

On November 21, 2012 the shareholder of Sibanye passed a resolution to approve the adoption of the Sibanye Gold Limited 2013 Share Plan (the “SGL Share Plan”) with effect from the date of listing. The SGL Share Plan was implemented to replace the Gold Fields share plans (the Gold Fields Limited 2012 Share Plan and the Gold Fields Limited 2005 Share Plan) that Sibanye’s employees participated in. The SGL Share Plan provides for two methods of participation, namely the Performance Share, or PS, method and the Bonus Share, or BS, (or restricted share) method. This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the shareholders.

(i) Performance shares

The Remuneration Committee makes an annual conditional award of shares to the CEO, CFO, COO, SVPs and Vice Presidents, or VPs. The number of performance shares awarded to an employee is based on the employee’s annual salary, grade and performance. The actual number of performance shares which settles is determined by the Company’s share price performance measured against the performance of a peer group, being Harmony Gold Mining Company Limited, Pan African Resources PLC and Gold One International Limited, over a performance period of three years. This peer group is determined and approved by the Remuneration Committee. The performance shares, which will settle, are based on the relative change in the Sibanye share price compared to the respective share prices of the individual companies within the peer group. For any performance share award to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. The target performance criterion is set at 85% of Sibanye’s expected gold production over the three-year measurement period as set out in the business plans of Sibanye as approved by the Board. Only once the internal measure has been achieved, will the external measure (Sibanye’s share price performance measured against the abovementioned peer group) be applied to determine the scale of the vesting of awards of performance shares, which can be between 100% and 200%.

(ii) Bonus shares

The Committee makes an annual conditional award of shares to each executive director and senior executive. The size of the award depends on the individual’s annual cash bonus, which is determined by actual performance against predetermined targets. Two-thirds of the annual bonus is awarded as restricted shares (bonus shares). The restricted shares vest in two equal parts at nine months and 18 months after the award date. Dividends are payable on the bonus shares during the holding period.

The salient features of the SGL Share Plan are:

•	PS and BS are offered to participants annually in March. Quarterly allocations of PS are also made in June, September and December on a pro rata basis to qualifying new employees. PS and BS are performance-related shares, granted at zero cost (the shares are granted in exchange for the rendering of service by participants to the Group during the three-year restricted period prior to the share vesting period);

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

•	based on the rules of the SGL Share Plan, the actual number of PS which would be settled to a participant three years after the original award date is determined by the Company’s performance measured against the performance of three other major gold mining companies (the peer group) based on the relative change in the Sibanye share price compared to the basket of respective share prices of the peer group. Furthermore, for PS awards to be settled to members of the Executive Committee, an internal company performance target is required to be met before the external relative measure is applied;

•	the performance of the Company that will result in the settlement of shares is to be measured by the Company’s share price performance relative to the share price performance of peer gold mining companies to be determined by the Remuneration Committee over a three-year period;

•	the performance of the Company’s shares against the shares of the peer group will be measured for the three-year period running from the relevant award date;

•	BS are offered to participants annually in March; and

•	based on the rules of the SGL Share Plan, the actual number of BS which would be settled equally to a participant over a nine month and an 18-month period after the original award date is determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

Details of the options granted under the SGL Share Plan to employees are detailed below:

	Number of PS	Number of BS
Granted to replace the Gold Fields Limited share plans	28,568,317	702,915
Granted during the period	4,118,870	1,135,455
Exercised and released	(1,523,111)	(638,086)
Forfeited	(3,080,373)	(64,829)

Outstanding at December 31, 2013	28,083,703	1,135,455

The fair value of the above PS equity instruments granted during the period were valued using the Monte Carlo Simulation model. For the BS equity instruments a future trading model is used to estimate the loss in value to the holders of BS due to trading restrictions. The actual valuation is developed using the Monte Carlo analysis of the future share price of Sibanye.

Performance shares	December 31, 2013
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	64.6%
Expected term (years)	3.0
Expected dividend yield	2.5%
Weighted average three-year risk free interest rate (based on South African interest rates)	6.0%
Weighted average fair value—Rand	12.55

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Bonus shares	December 31, 2013
Weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	64.6%
Expected term (months)	9 -18
Expected dividend yield	2.5%
Weighted average three-year risk free interest rate (based on South African interest rates)	6.0%
Weighted average fair value—Rand	8.34

The compensation cost of awards that were granted to replace the historical instruments issued by Gold Fields will mirror the costs that would have been expensed in future periods under the Gold Fields Limited share plans had they still been in place.

The compensation cost related to awards not yet recognized under the above SGL Share Plan at December 31, 2013 amounts to $17.8 million and is to be spread over three years.

At the Annual General Meeting, or AGM, the directors of Sibanye were authorized to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 70,619,126 (10%) of the total issued ordinary shares capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 7,061,913 (1%) of the Company’s total issued ordinary share capital. The unexercised options and shares under all plans represented 29,219,158 (4%) of the total issued ordinary share capital of Sibanye at December 31, 2013.

Sibanye Gold Limited Phantom Share Scheme

On May 14, 2013 Sibanye’s Remuneration Committee limited the issuance of share options for the 2013 allocation under the SGL Share Plan to senior management only. D-Band and certain senior management, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme, or the SGL Phantom Scheme. Notwithstanding that the SGL Phantom Scheme is not subject to compliance with the JSE Listings Requirements as it is a purely cash-settled remuneration scheme, the SGL Share Plan rules apply, in all material aspects, to the SGL Phantom Scheme, other than the issue of new shares to participants.

Details of the phantom shares granted under the SGL Phantom Scheme to employees are detailed below:

	Number of PS	Number of BS
Granted during the period	17,539,440	7,002,146
Exercised and released	(55,393)	(68,007)
Forfeited	(1,054,281)	(404,735)

Outstanding at December 31, 2013	16,429,766	6,529,404

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The grant date fair value of the above PS and BS cash-settled instruments granted during the year were valued using the Monte Carlo Simulation model and a future trading model, respectively, as with the equity-settled instruments above. As the cash and equity instruments are issued on the same day the grant date fair value assumptions of the cash-settled instruments is the same as for the equity-settled instruments as tabled above.

The fair value of the cash-settled instruments at reporting date, used to value the share-based payment obligation, is determined using the same assumptions as for the grant date valuation. However, the respective models take into account the actual share data of the peer group for the period from the grant date to the reporting date.

The compensation cost related to awards not yet recognized under the above schemes at December 31, 2013 amounts to $19.0 million and is to be spread over three years.

Reconciliation of the stock-based compensation obligation:

December 31, 2013
Stock-based compensation expensed	9.6
Fair value of the obligation	3.4
Payments made	(0.4)
Translation	(0.8)

11.8
Current portion of stock-based compensation obligation	(4.4)

7.4

The Gold Fields Limited 2012 Share Plan

At the Gold Fields annual general meeting on May 14, 2012 Gold Fields shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The Plan provides for two methods of participation, namely the PS Method and the BS Method. This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Gold Fields share owners.

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

•

based on the rules of the Plan, the actual number of PS which would be settled to a participant three years after the original award date is determined by Gold Fields’ performance measured against the performance of seven other major gold mining companies, or the peer group, based on the relative change in the Gold Fields share price compared to the basket of respective US Dollar share prices of the peer group.

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

•	the performance that will result in the settlement of shares is to be measured by Gold Fields’ share price performance relative to the share price performance of the following peer gold mining companies, collectively referred to as “the peer group” (AngloGold Ashanti, Barrick Gold Corporation, GoldCorp Incorporated, Harmony Gold Mining Gold Fields, Newmont Mining Corporation, Newcrest Mining Limited and Kinross Gold Corporation), over the three year period.

•	the performance of the Gold Fields’ shares against the shares of the peer group will be measured for the three-year period running from the first business day of the month preceding the relevant allocation and award date;

•	based on the rules of the Plan, the actual number of BS which would be settled equally to a participant over a nine-month and a 18-month period after the original award date is determined by the employee’s annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

The below summary reflects instruments allocated to Sibanye:

	Number of PS	Number of BS
Granted during the period	1,638,684	489,748
Exercised and released	—	(216,715)
Forfeited	(73,889)	(16,582)
Transfers to the Gold Fields group	(27,412)	—

Outstanding at December 31, 2012	1,537,383	256,451
Granted during the period	312,546	—
Exercised and released	(496,303)	(137,265)
Transfers to the Gold Fields group	(77,386)	(31,337)
Converted to Sibanye options	(1,276,240)	(87,849)

Outstanding at December 31, 2013	—	—

The shares that were granted during fiscal 2013 were a result of the Spin-off and took into account the current share prices and vesting percentage at the date of Spin-off. The valuation was not done according to the Monte Carlo Simulation as in fiscal 2012 for options granted in the ordinary course of business.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The fair value of the above PS equity instruments granted during fiscal 2012 were valued using the Monte Carlo Simulation model. For the BS equity instruments a future trading model was used to estimate the loss in value to the holders of BS due to trading restrictions. The actual valuation was developed using a Monte Carlo analysis of the future share price of Gold Fields:

Performance shares	December 31, 2012
Weighted average expected volatility*	36.5%
Expected term (years)	3.0
Historical dividend yield	1.60%
Weighted average risk free interest rate (based on U.S. interest rate)	0.70%
Weighted average fair value—Rand	162.41

Bonus shares	December 31, 2012
Weighted average expected volatility*	29.4%
Expected term (months)	9 - 18
Historical dividend yield	2.70%
Weighted average risk free interest rate (based on South African interest rates)	5.50%
Weighted average fair value—Rand	115.74

*	Based on a statistical analysis of the historical share price on a weighted moving average basis for the expected term of the option

Vesting of PS is based on Gold Fields’ performance on the Philadelphia XAU Index, or XAU, relative to the seven representative peers in the gold mining industry rather than all members of the index, because some members of the index are not purely gold mining companies or are small producers.

The Gold Fields Limited 2005 Share Plan

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

As a result of the Spin-off all unvested options on the date of the Spin-off, being February 18, 2013, were converted to options under the Sibanye Gold Limited 2013 Share Plan as in (a). Sibanye employees had to exercise all options that vested proportionately until the date of the Spin-off.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Details of the PVRS and SARS granted under the 2005 Plan are as follows:

	Number of PVRS	Number of SARS	Average price
			Rand	U.S. dollar
Outstanding at December 31, 2010	4,287,862	3,968,584	105.97	15.70
Granted during the period	1,324,161	455,542	119.17	16.51
Exercised and released	(1,321,403)	(540,135)	111.06	15.38
Forfeited	(333,574)	(213,455)	110.69	15.33
Transfers to the Gold Fields group	(666,971)	(2,458,758)	105.93	14.67

Outstanding at December 31, 2011	3,290,075	1,211,778	107.79	13.26
Exercised and released	(829,266)	(70,119)	105.98	12.94
Forfeited	(213,581)	(131,068)	116.62	14.24
Transfers to the Gold Fields group	(16,642)	(89,085)	106.21	12.97

Outstanding at December 31, 2012	2,230,586	921,506	106.82	12.46
Granted during the period	466,253	171,643	106.82	11.13
Exercised and released	(2,153,455)	(484,908)	106.82	11.13
Forfeited	—	—	—	—
Transfers to the Gold Fields group	(2,605)	(4,077)	106.82	11.13
Converted to Sibanye options	(540,779)	(604,164)	106.82	11.13

Outstanding at December 31, 2013	—	—	—	—

During fiscal 2012, some share appreciation rights’ expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification was $nil. No share options were extended during fiscal 2013 and 2012.

In terms of the 2005 Plan rules, PVRS are granted for no consideration, vest after three years from grant date and do not expire. The PVRS due to have vested in fiscal year ended June 30, 2009 did not meet the vesting conditions. None of the PVRS granted after June 30, 2009 were exercisable on December 31, 2012 and 2011.

At the time the 2005 Plan was first implemented, the release of PVRS was subject to, among other things, the Gold Fields’ relative performance on the Philadelphia XAU Index, or XAU Index. In fiscal year ended June 30, 2008, it became evident that the XAU Index was not representative of Gold Fields’ peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields’ peer competitors. Accordingly, instead of using the XAU Index, Gold Fields’ performance is therefore measured against only five gold mining companies whom it believes can be regarded as its peer competitors.

The incremental fair value resulting from the modification amounted to $7.8 million which was expensed over the remaining vesting period of the restricted shares. In terms of the 2005 Plan rules, SARS currently expire no later than six years from the grant date and vest three years after grant date. None of the SARS granted after June 30, 2009 were

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

exercisable on December 31, 2012 and 2011. The average exercise price for SARS outstanding at December 31, 2012 and 2011 was R106.83 ($12.47) and R107.79 ($13.26) respectively.

The following tables summarize information relating to the options outstanding at December 31, 2012 and 2011:

	Outstanding options at December 31, 2011
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	85.00 -109.99	10.46 - 13.52	712,244	3.62	99.36	12.22
	110.00 - 134.99	13.53 - 16.60	499,554	4.51	119.82	14.74

			1,211,798	3.99	107.79	13.26

	Outstanding options at December 31, 2012
	Price range		Number of options	Contractual life	Weighted average exercise price
	Rand	$		(in years)	Rand	$
Range of prices	85.00 -109.99	9.92 -12.83	544,466	2.71	98.12	11.45
	110.00 -134.99	12.84 -15.75	371,110	4.13	119.13	13.90
	135.00 -159.99	15.76 -18.67	5,930	5.01	136.29	15.90

			921,506	3.30	106.83	12.47

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

The Group used the Black Scholes Model to value the SARS. The inputs to the model for awards granted during the period were as follows:

December 31, 2011
Weighted average exercise price—Rand	119.17
Weighted average expected volatility*	46.4%
Expected term (years)	5.90
Historical dividend yield	1.70%
Weighted average risk free interest rate	6.90%
Weighted average fair value—Rand	51.66

The Group used the Monte-Carlo Simulation to value the PVRS. The inputs to the model for awards granted during the year were as follows:

December 31, 2011
Weighted average expected volatility*	64.1%
Expected term (years)	3.0
Historical dividend yield	1.70%
Weighted average risk free interest rate (based on U.S. interest rate)	0.20%
Weighted average fair value—Rand	206.27

*	Based on statistical analysis of the historical share price on a weighted moving average basis for the expected term of the option

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

16.	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

Risk	management activities

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Commodity	price and currency risk

The market price of gold, denominated in U.S. dollars, exposes the Group to transaction and translation exposure from fluctuations in foreign currency exchange rate. Accordingly, the significant fluctuation in the price of gold affects the Group’s results. As at December 31, 2013 and 2012 there were no material foreign currency exposures. The Group does not currently hedge the exposure to commodity price and currency risk.

Concentration	of credit risk

The Group’s financial instruments do not represent a concentration of credit risk as the Group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is approved by the Audit Committee and is applied under the supervision of the Executive Committee. Facilities requiring margin payments are not engaged.

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

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The investments in the environmental rehabilitation obligation funds approximate fair value as the monies are invested in short-term maturity investments. The listed investments are carried at market value. Long-term loans approximate fair value as they are subject to market based floating rates.

The	estimated fair values of the Group’s financial instruments are:

	December 31, 2013		December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	104.7	104.7	34.0	34.0
Restricted cash	39.6	39.6	—	—
Receivables	63.9	63.9	42.5	42.5
Current portion of financial guarantee receivable	5.0	5.0	—	—
Related party receivables	—	—	64.0	64.0
Non-current investments	153.7	153.7	155.5	155.5
Financial guarantee receivable	23.1	23.1	—	—
Financial liabilities
Accounts payable and provisions	162.7	162.7	159.7	159.7
Related party payables	—	—	2,000.7	2,000.7
Financial guarantee liability	28.3	28.3	—	—
Short-term and current portion of long-term loans	48.3	48.3	—	—
Long-term loans	144.2	144.2	492.5	492.5

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

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The following table sets forth the Group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by Accounting Standard Codification, or ASC, fair value guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2013		December 31, 2012
	Environmental rehabilitation obligation funds	Unlisted investments	Environmental rehabilitation obligation funds	Unlisted investments
Level 1	153.6	—	125.3	—
Level 2	—	—	30.0	—
Level 3	—	0.1	—	0.2

	153.6	0.1	155.3	0.2

The Group investments held in environmental funds comprises interest-bearing short-term investments of $153.6 million (2012: $125.3 million) are valued using quoted market prices and investments of $nil (2012: $30.0 million) are valued using inputs other than quoted prices that are observable for the assets. There was no change in the fair value of unlisted investments at each reporting date.

Derivative	contracts

There were no outstanding derivative contracts at each reporting date.

17.	ADDITIONAL CASH FLOW INFORMATION

(a)	Supplemental cash flow disclosure

The interest, royalties, and income and mining taxes paid in the statement of cash flows represents actual cash paid. The following amounts of interest, royalties, and income and mining taxes paid were included in net cash provided by operating activities:

	Fiscal Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Interest paid	34.0	14.5	2.0
Royalties paid	25.9	50.5	23.8
Income and mining taxes paid	31.8	119.7	43.6

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

18.	COMMITMENTS

	December 31, 2013	December 31, 2012
Capital expenditure—authorized
Kloof	178.7	229.5
Driefontein	134.1	171.5
Beatrix	93.3	104.8
Other	0.6	0.8

	406.7	506.6

Capital expenditure—contracted for	27.7	59.7
Other guarantees	0.4	0.5

All the contracted capital expenditure as at December 31, 2013 and 2012 relates to obligations within the next 12 months. This expenditure primarily relates to hostel upgrades, mining activity and infrastructure.

Commitments will be funded from internal cash resources and to the extent necessary from borrowings.

Refer to note 11 for details relating to debt guaranteed by Sibanye.

19.	CONTINGENT LIABILITIES

Occupational	healthcare services

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

The principal health risks associated with Sibanye’s mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD, as well as noise induced hearing loss, or NIHL. The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is possible that such ruling could expose Sibanye to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Sibanye were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Sibanye’s results of operations and financial condition.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

In addition, Sibanye may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On August, 21 2012, a court application was served on a group of respondents that included Sibanye or the August Respondents. On December 21, 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye, or the December Respondents and, together with the August Respondents, the Respondents, on January 10, 2013, on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by, amongst others, Sibanye and who allegedly contracted silicosis and/or other occupational lung diseases (the “Classes”). The court application of August 21, 2012 and the court application of December 21, 2012 are together referred to below as the “Applications”.

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

With respect to the Applications, Sibanye has filed a notice of its intention to oppose the Applications and has instructed its attorneys to defend the claims. Sibanye and its attorneys are engaging with the applicants’ attorneys in both applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Sibanye must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, Sibanye cannot quantify its potential liability from these actions.

The two class actions were consolidated into one action during fiscal 2013 and the attorneys for the applicants in those matters have now applied to the court for a case management procedure in order to set times in which the parties have to comply with various legal processes and timeframes in terms of the application. Sibanye has entered notices to oppose the various actions and its attorneys are currently considering the opposition in detail. Accordingly, Sibanye cannot quantify its potential liability from these actions.

Accordingly, no adjustment for any effects on the Company that may result from these actions, if any, has been made in the financial statements.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

Acid	mine drainage

The Group has identified a risk of potential long-term Acid Mine Drainage, or AMD, on certain of its operations. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. The Group has not been able to determine the financial impact that AMD might have on the Group, however, the Group has adopted a proactive approach by initiating projects such as Liquid Gold (long-term water management strategy), and the identification of mine rehabilitation to focus on AMD risk management. The Group also conducts acid base accounting to obtain a more detailed understanding of where they key potential AMD risks are located at identified operations, thereby better informing appropriate long-term mitigation strategies.

Accordingly, no adjustment for any effects on the Company that may result from AMD, if any, has been made in the financial statements other than through the Group’s provision for environmental rehabilitation (refer to note 13).

20.	LINES OF CREDIT

	December 31, 2013	December 31, 2012
Unused lines of credit available	241.8	788.3

These facilities are available to Sibanye, refer to note 12.

21.	RELATED PARTY TRANSACTIONS

Sibanye entered into related party transactions with Rand Refinery, and Gold Fields Limited and its subsidiaries during the year, as detailed below.

After the Spin-off Gold Fields and it’s subsidiaries are no longer considered to be related parties of the Group, notwithstanding a transitional services agreement entered into before the Spin-off.

The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however such as related party loans, the transactions are not at arm’s length.

Gold	Fields group

As indicated in the accounting policies, Sibanye was a wholly owned subsidiary of Gold Fields up to the Spin-off date, thus transactions with the Gold Fields group prior to the Spin-off, as well as transactions per the transitional services agreement that was entered into with the Gold Fields group prior to the Spin-off to continue providing services up to a certain date after the Spin-off are considered to be related party transactions.

Transactions that were related-party transactions up to the Spin-off and per the transitional services agreement have stopped, been cancelled and settled. These services by the Group to Gold Fields and by Gold Fields Group Services Proprietary Limited, or GFGS, to the Group

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

included corporate functions and infrastructure support, purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, on a transitional basis up to November 30, 2013.

GFGS charged a management fee (corporate expenditure) relating to the provision of corporate services such as financial reporting, treasury, tax and legal services, secretarial, technical services and human resources. Corporate expenditure costs were determined based on the time spent by the Gold Fields corporate staff on providing the above mentioned services to the Group.

The table below details the transactions and balances between the Group and its related-parties:

	December 31, 2013	December 31, 2012	December 31, 2011
Income from services rendered to Gold Fields group companies
-Administration services	3.5	8.5	9.1
-Security services	3.6	3.5	3.5
-Training services	1.7	1.8	1.6
-Medical services	2.0	2.0	2.1
Expenditure
Management fees paid to GFGS	1.3	8.1	6.8
Refining fees paid to Rand Refinery	1.3	1.6	1.7

	December 31, 2013	December 31, 2012
Accounts receivable from Gold Fields group companies
GFGS	—	15.7
South Deep Mine	—	33.9
Gold Fields Ghana	—	6.9
Other Gold Fields group companies	—	7.4
Accounts payable to Gold Fields group companies
GFGS	—	4.4
Loans payable to Gold Fields group companies
GFLMS Loan[1]	—	1,996.3

1 This loan was unsecured, interest-free and had no fixed terms of repayment. Refer to note 1 where this loan was repaid as part of the Spin-off.

Rand	Refinery

Rand Refinery, in which Sibanye holds a 33.1% interest, has an agreement with the Group whereby it refines all the Group’s gold production. No dividends were received during fiscal 2013, 2012 and 2011.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

22.	GEOGRAPHICAL AND SEGMENT INFORMATION

Sibanye is primarily involved in gold mining in South Africa. The segment results have been prepared and presented based on management’s reporting format. Sibanye prepares its financial records for management reporting purposes in accordance with International Financial Reporting Standards, or IFRS, and such IFRS information by segment is what Sibanye’s chief operating decision maker reviews in allocating resources and making investment decisions. Sibanye’s gold mining operations are managed and internally reported based upon the mining operations of the Driefontein division, the Kloof division (prior to January 1, 2013, the Kloof-Driefontein Complex, or KDC, was reported as one segment), and the Beatrix division. The Group also has corporate and services operations whose primary focus is servicing the Group’s mining operations. Corporate costs are allocated between segments based upon the time spent on each segment by members of the executive team.

The geographical and segment information for fiscal 2012 and 2011 has been restated for KDC following the change in the reportable segments.

	Fiscal Year Ended December 31, 2013
	Driefon- tein	Kloof	Beatrix	Corporate and other[1]	Group Consolida- ted - IFRS[2]	Reclassifi- cations	Reclassified Group Consolida- ted - IFRS[2]	Reconci- ling items	Group Consolida- ted - U.S. GAAP[2]
Statement of operations
Revenue	850.3	724.4	439.0	—	2,013.7	—	2,013.7	—	2,013.7
Operating costs	(508.4)	(427.2)	(311.6)	—	(1,247.2)	(37.7)	(1,284.9)	—	(1,284.9)

Operating profit/(loss)	341.9	297.2	127.4	—	766.5	(37.7)	728.8	—	728.8
Amortization and depreciation	(151.9)	(114.2)	(55.0)	(2.2)	(323.3)	—	(323.3)	(21.3)	(344.6)

Net operating profit/(loss)	190.0	183.0	72.4	(2.2)	443.2	(37.7)	405.5	(21.3)	384.2
Investment income	5.7	4.9	2.9	3.2	16.7	—	16.7	—	16.7
Finance expense	(20.1)	(15.8)	(7.6)	(0.3)	(43.8)	9.8	(34.0)	—	(34.0)
Other items as detailed in statement of operations	(29.9)	(25.3)	(102.4)	(17.1)	(174.7)	27.9	(146.8)	84.2	(62.6)
Royalties	(20.7)	(15.3)	(7.2)	—	(43.2)	—	(43.2)	—	(43.2)
Current taxation	(44.6)	(28.5)	(10.1)	(1.2)	(84.4)	—	(84.4)	—	(84.4)
Deferred taxation	18.2	1.9	35.0	2.7	57.7	—	57.7	(13.3)	44.4

Profit/(loss) after taxation[2]	98.5	104.9	(17.0)	(14.9)	171.5	—	171.5	49.6	221.1

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	December 31, 2013
	Driefon- tein	Kloof	Beatrix	Corporate and other[1]	Group Consolida- ted - IFRS[2]	Reconci- ling items	Group Consolida- ted - U.S. GAAP[2]
Balance sheet
Total assets (excluding deferred tax assets)	962.8	860.6	345.4	(238.4)	1,930.4	199.1	2,129.5
Total liabilities (excluding deferred tax liabilities)	274.1	223.2	109.1	54.8	661.2	(14.4)	646.8
Net deferred tax liability	141.0	154.7	58.9	3.2	357.8	51.1	408.9
Total equity	547.7	482.7	177.4	(296.4)	911.4	162.4	1,073.8

Sustaining capital expenditure	33.4	47.9	20.9	3.9	106.1	—	106.1
Ore reserve development	73.2	87.9	35.0	—	196.1	—	196.1

Capital expenditure	106.6	135.8	55.9	3.9	302.2	—	302.2

1	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

2	Figures may not add as they are rounded independently.

	Fiscal Year Ended December 31, 2012
	Driefon- tein	Kloof	Beatrix	Corporate and other[1]	Group Consolida- ted - IFRS[2]	Reclassifi- cations	Reclassified Group Consolida- ted - IFRS[2]	Reconciling items	Group Consolida- ted - U.S. GAAP[2]
Statement of operations
Revenue	726.1	817.3	477.8	—	2,021.2	—	2,021.2	—	2,021.2
Operating costs	(525.3)	(476.1)	(320.2)	—	(1,321.6)	(3.0)	(1,324.6)	—	(1,324.6)

Operating profit/(loss)	200.8	341.2	157.6	—	699.6	(3.0)	696.6	—	696.6
Amortization and depreciation	(120.5)	(88.7)	(77.1)	(2.3)	(288.5)	—	(288.5)	(15.6)	(304.1)

Net operating profit/(loss)	80.3	252.5	80.5	(2.3)	411.1	(3.0)	408.1	(15.6)	392.5
Investment income	4.7	4.5	2.4	1.3	12.9	—	12.9	—	12.9
Finance expense	(7.8)	(9.5)	(3.6)	(0.7)	(21.6)	7.1	(14.5)	—	(14.5)
Other items as detailed in statement of operations	(25.7)	(20.4)	(9.9)	(4.1)	(60.1)	(4.1)	(64.2)	(9.0)	(73.2)
Royalties	(8.1)	(17.7)	(8.6)	—	(34.4)	—	(34.4)	—	(34.4)
Current taxation	(2.8)	(37.4)	(14.8)	(3.0)	(57.9)	—	(57.9)	—	(57.9)
Deferred taxation	46.1	25.3	29.1	2.0	102.5	—	102.5	22.9	125.4

Profit/(loss) after taxation[2]	86.9	197.3	74.9	(6.9)	352.5	—	352.5	(1.7)	350.9

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

	December 31, 2012
	Driefon- tein	Kloof	Beatrix	Corporate and other[1]	Group Consolidated - IFRS[2]	Reconciling items	Group Consolidated - U.S. GAAP[2]
Balance sheet
Total assets (excluding deferred tax assets)	1,133.9	992.4	313.1	(143.5)	2,295.9	153.4	2,449.3
Total liabilities (excluding deferred tax liabilities)	398.4	342.4	(26.8)	2,224.9	2,938.9	(67.3)	2,871.6
Net deferred tax liability	190.5	188.7	110.3	(3.8)	485.7	57.2	542.9
Total equity	545.0	461.3	229.6	(2,364.6)	(1,128.7)	163.5	(965.2)

Sustaining capital expenditure	29.5	61.6	25.7	2.7	119.5	—	119.5
Ore reserve development	103.7	101.4	54.7	—	259.8	—	259.8

Capital expenditure	133.2	163.0	80.4	2.7	379.3	—	379.3

1	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

2	Figures may not add as they are rounded independently.

	Fiscal Year Ended December 31, 2011
	Driefon- tein	Kloof	Beatrix	Corporate and other[1]	Group Consolida- ted - IFRS[2]	Reclassifi- cations	Reclassified Group Consolida- ted - IFRS[2]	Reconciling items	Group Consolida- ted - U.S. GAAP[2]
Statement of operations
Revenue	905.7	839.9	555.4	—	2,301.0	—	2,301.0	—	2,301.0
Operating costs	(539.9)	(485.5)	(331.6)	—	(1,357.0)	(23.0)	(1,380.0)	—	(1,380.0)

Operating profit/(loss)	365.8	354.4	223.8	—	944.0	(23.0)	921.0	—	921.0
Amortization and depreciation	(117.7)	(112.7)	(71.2)	(2.2)	(303.8)	—	(303.8)	(20.1)	(323.9)

Net operating profit/(loss)	248.1	241.7	152.6	(2.2)	640.2	(23.0)	617.2	(20.1)	597.1
Investment income	4.8	4.7	2.5	1.6	13.6	—	13.6	—	13.6
Finance expense	(6.2)	(4.7)	(2.9)	—	(13.8)	11.8	(2.0)	—	(2.0)
Other items as detailed in statement of operations	(39.2)	(22.3)	(12.8)	(0.3)	(74.6)	11.2	(63.4)	(1.8)	(65.2)
Royalties	(18.2)	(17.3)	(4.6)	—	(40.1)	—	(40.1)	—	(40.1)
Current taxation	(46.6)	(41.9)	(0.3)	(3.1)	(91.9)	—	(91.9)	—	(91.9)
Deferred taxation	(15.7)	(24.0)	(43.4)	(0.2)	(83.3)	—	(83.3)	7.7	(75.6)

Profit/(loss) after taxation[2]	127.0	136.2	91.1	(4.2)	350.1	—	350.1	(14.2)	335.9

1	Corporate and other represents items to reconcile segment data to consolidated financial statement totals.

2	Figures may not add as they are rounded independently.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The following provides a breakdown of the reconciling items for each line item presented excluding deferred income and mining taxes:

			Fiscal Year Ended
			December 31, 2013	December 31, 2012	December 31, 2011
Depreciation and amortization
Business combination—acquisition of Kloof during the formation of Original Gold Fields	(a)		(5.1)	(4.0)	(5.6)
Business combination—acquisition of Driefontein during the formation of Gold Fields	(b	)	(11.5)	(13.6)	(15.3)
Provision for rehabilitation	(c	)	4.1	2.0	0.8
Depreciation of Beatrix West property, plant and equipment	(h	)	(8.8)	—	—

			(21.3)	(15.6)	(20.1)

Other items as detailed in the statement of operations			84.2	(9.0)	(1.8)

Included in other items as detailed in the statement of operations is:
Accretion expense on provision for environmental rehabilitation
Provision for rehabilitation	(c	)	(4.4)	(7.3)	(1.8)

Impairment
Impairment of Beatrix West property, plant and equipment	(h	)	89.7	—	—

Total assets excluding deferred income and mining taxes
Business combination—acquisition of Kloof during the formation of Original Gold Fields	(a	)	49.0	64.9
Business combination—acquisition of Driefontein during the formation of Gold Fields	(b	)	98.7	131.9
Provision for rehabilitation	(c	)	(19.2)	(42.7)
Interest capitalization	(d	)	2.2	2.7
Amortization of interest capitalized	(d	)	(0.2)	(0.2)
Investments in equity method investees	(e	)	(2.7)	(3.2)
Consolidation of a subsidiary	(g	)	3.5	—
Impairment of Beatrix West property, plant and equipment	(h	)	76.0	—
Depreciation of Beatrix West property, plant and equipment	(h	)	(8.2)	—

			199.1	153.4

Total liabilities excluding deferred income and mining taxes
Provision for rehabilitation	(c	)	(23.7)	(44.4)
Debt guarantee in respect of Gold Fields’ debt	(f	)	8.3	(22.9)
Consolidation of a subsidiary	(g	)	1.0	—

			(14.4)	(67.3)

(a)	Business combination—acquisition of Kloof during the formation of Original Gold Fields

For management reporting purposes, no pushdown accounting was applied, and both the Gold Fields of South Africa Limited and Gencor Limited transactions were accounted for at historical cost. Under U.S. GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

and liabilities acquired from Gencor Limited and outside shareholders at fair value. Consolidation journals were pushed down into the entity under U.S. GAAP. The difference in original recorded amounts in respect of property, plant and equipment has resulted in different depreciation and amortization between management reporting and U.S. GAAP.

(b)	Business combination—acquisition of Driefontein during the formation of Gold Fields

For management reporting purposes, Sibanye was formed in 2004 when it acquired the asset and liabilities at historical cost. Under U.S. GAAP, the group accounted for the assets and liabilities acquired in 1999 during the formations of Gold Fields Group as a purchase and as consolidation journals were pushed down into the entity, the excess purchase price was capitalized to property, plant and equipment and is being amortized over its useful life. The difference in original recorded amounts has resulted in different depreciation and amortizationcharges between management reporting and U.S. GAAP.

(c)	Provision for rehabilitation

Revisions to the provision for environmental rehabilitation

For management reporting purposes, all changes in the carrying amount of the provision for environmental rehabilitation are recognized as an increase or decrease in the carrying amount of the associated capitalized retirement cost. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the provision for environmental rehabilitation and the associated capitalized retirement cost for U.S. GAAP.

In addition, the current discount rate is applied to measure the provision for environmental rehabilitation for management reporting purposes. Under U.S. GAAP any decreases in the provision for environmental rehabilitation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing provision for environmental rehabilitation, and should be measured at the historical credit adjusted discount rate used to measure the initial provision for environmental rehabilitation. Due to differences between the management reporting and U.S. GAAP accounting models, differences will arise.

Accretion of the provision for environmental rehabilitation and amortization of associated asset rehabilitation cost

For reasons discussed above the provision for environmental rehabilitation’s carrying value for management reporting purposes is different to that under U.S. GAAP, which in combination with a different disount rate results in a different amortization charge and accretion expense.

(d)	Interest capitalization

For management reporting purposes, borrowing costs are capitalized to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other than funding the operations of the Group. Under U.S. GAAP, total outstanding debt financing is taken into account in calculating the amount of borrowing cost to be capitalized.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

(e)	Investments in equity method investees

For management reporting purposes an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to the fiscal year ended June 30, 2003. Under U.S. GAAP this investment was accounted for under the equity method since acquisition.

(f)	Debt guarantee in respect of Gold Fields’ debt

For management reporting purposes, a financial guarantee liability is recognized for the debt guarantee provided by the Group to its parent’s debt issuers. Under U.S. GAAP a guarantee by a subsidiary of the debt owed to a third party by either its parent or another subsidiary of that parent is excluded solely from the initial recognition. As of the Spin-off date, the financial guarantee liability was recognized for the debt guarantee provided by Sibanye to Gold Fields, refer to note 11. The liability is amortized over the remaining period of the guarantee. The different valuation at initial recognition dates results in a different amortization charge.

(g)	Consolidation of a subsidiary

For management reporting purposes, Living Gold Proprietary Limited, or Living Gold, was derecognized as a subsidiary and accounted for as an equity-accounted investee. Under U.S. GAAP Sibanye controls Living Gold, and is consolidated.

(h)	Impairment of Beatrix West

Impairment of Beatrix West property, plant and equipment

For management reporting purposes, Beatrix West was impaired at June 30, 2013. Under U.S. GAAP Beatrix West is not impaired as the carrying value of the asset group did not exceed the undiscounted cash flows.

Amortization and depreciation of Beatrix West

For the reason discussed above, the carrying value for management reporting purposes is different to that under U.S. GAAP, which results in a different amortization charge.

(i)	Net deferred tax liability

The reconciling items related to net deferred tax liabilities are as a consequence of the differences in the book values of the underlying assets and liabilities between those used for management reporting purposes and U.S. GAAP.

(j)	Reclassifications

For management reporting purposes, termination costs, restructuring costs and stock-based compensation are classified separately. For U.S. GAAP termination costs, restructuring costs and stock-based compensation are classified according to where the related employee cost is classified.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

For management reporting purposes, with effect from January 1, 2013, Sibanye changed its classification of environmental rehabilitation inflation from operating costs to finance expenses to better reflect the nature of the expense as well as to align it with its peers. The geographical and segment information of fiscal 2012 and 2011 have been reclassified to conform to the current year’s presentation.

23.	SUBSEQUENT EVENTS

There were no events that could have a material impact on the financial results of the Group after December 31, 2013, other than those discussed below.

Final dividend

On February 20, 2014, Sibanye declared a final dividend of R0.75 per share.

Cooke operations acquisition

Sibanye announced on August 21, 2013, that it had entered into an agreement with Gold One International Limited, or Gold One, to acquire its Cooke underground and surface operations, or the Cooke Operations. The consideration for the acquisition will be approximately 150 million new Sibanye ordinary shares, or such number of shares that represents 17% of Sibanye’s issued share capital, on a fully diluted basis on the closing of the transaction. The transaction is subject to the fulfilment of various conditions precedent and is likely to be concluded during fiscal 2014.

In terms of the Interim Management and Funding Agreement between Gold One and Sibanye, Sibanye has been appointed, effective March 1, 2014, to manage the business and mining activities of the Cooke Operations. Sibanye will be entitled to make available loan facilities to the Cooke Operations to fund working capital requirements. The loans are repayable in the event that the acquisition is terminated and not implemented. In such an event the loans are guaranteed by Gold One.

Witwatersrand Consolidated Gold Resources Limited acquisition

Sibanye announced on December 11, 2013 that it had offered to acquire the entire issued share capital of Witwatersrand Consolidated Gold Resources Limited, or Wits Gold, for a cash consideration of approximately $39 million, or the Scheme Consideration. The transaction was subject to the fulfilment of various conditions precedent which were completed on April 14, 2014.

Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5) of the Companies Act Regulations, 2011. As at December 31, 2013, $39.6 million was held in the escrow account and forms part of the Group’s cash and cash equivalents balance as reported.

On March 13, 2014 at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favor of the various resolutions to give effect to the transaction.

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

On April 14, 2014 Sibanye paid the Scheme Consideration to Wits Gold shareholders and obtained control (100%) of Wits Gold. The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.

On July 5, 2013 Wits Gold announcement to its shareholders that it had submitted a final binding offer, or the Offer, to Mr Peter van den Steen, the business rescue practitioner of Southgold Exploration Proprietary Limited, or Southgold, to acquire Southgold, the sole owner of the Burnstone gold mine and assets, or Burnstone, located in South Africa’s Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of Southgold on July 11, 2013.

Sibanye has successfully concluded its detailed due diligence investigation in relation to Southgold and took the final decision to proceed with the acquisition of Southgold subject to the fulfilment of certain outstanding conditions precedent listed below.

Summary of the key terms of the Offer:

•	Wits Gold will acquire all of the issued share capital of Southgold together with all shareholder and inter-group loans against Southgold for a purchase price of R100;

•	Reduction of Southgold total debt to US$177.3 million, or the Southgold Debt, on the following terms:

•	Upfront payment of US$7.25 million on transaction completion;

•	Back-ranked to new funding to be injected by Wits Gold and to be repaid from the Burnstone mine’s free cash flow;

•	Moratorium on interest and capital repayments for 36 months from transaction completion;

•	Southgold Debt attracts interest at LIBOR +4%;

•	Option to settle outstanding balances at any time without penalty; and

•	Southgold Debt ring-fenced to Southgold.

•	Wits Gold to provide up to R 950 million of new funding by means of a loan, or Wits Gold Loan, over time, as working capital to support the production plan:

•	Wits Gold Loan attracts interest at JIBAR +4%;

•	Wits Gold Loan to be repaid first:

•	90% free cash to Wits Gold Loan; 10% to Southgold Debt

•	On settlement of the Wits Gold Loan and interest, Southgold Debt will be repaid from free cash flow:

•	70% to Wits Gold; 30% to Southgold Debt

Sibanye Gold Limited

Notes to the Consolidated Financial Statements

($ in millions unless otherwise noted)

The Offer is still conditional upon the fulfilment of, or waiver by Wits Gold of conditions precedent standard to a transaction of this nature, including but not limited to signature of all definitive transaction agreements, obtaining all necessary regulatory approvals, including, amongst others, the approval of the of the Department of Mineral Resources and Wits Gold confirming that the acquisition of Southgold does not give rise to any adverse tax consequences for Wits Gold and/or Southgold.

Schedule 1—Valuation and Qualifying Accounts

Valuation allowances on deferred tax assets

($ in millions unless otherwise noted)

	December 31, 2013	December 31, 2012	December 31, 2011
Opening balance	5.1	5.1	7.9
Charged to costs and expenses	0.1	0.3	—
Deduction	—	—	(1.4)
Foreign currency translation	(0.8)	(0.3)	(1.4)

Closing balance	4.4	5.1	5.1

S-1

EXHIBITS

The following instruments and documents are included as Exhibits to this registration statement.

No.	Exhibit

1.1	Memorandum of Incorporation of Sibanye.(1)

2.1	Form of Deposit Agreement among Sibanye, BNYM, as depositary, and the owners and beneficial owners from time to time of ADRs.(2)

2.2	Form of ADR.(2)

2.3	The Sibanye 2013 Share Plan, adopted November 21, 2012.(1)

2.4	Trust Deed among Orogen, as issuer; Gold Fields, GFIMSA, GFO and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated October 7, 2010 in relation to the Notes.(1)

4.1	Transitional Services Agreement among Sibanye and Gold Fields, dated December 21, 2012.(1)

4.2	U.S.$1,000,000,000 Syndicated Revolving Facility Agreement between Barclays Bank Plc, Sibanye, GFO and Gold Fields, dated June 20, 2011.(1)

4.3	U.S.$500 million syndicated revolving loan facility between Sibanye, Orogen and GFO, dated April 17, 2012.(1)

4.4	R2,000,000,000 Revolving Facility Agreement between Nedbank, Sibanye and the Original Guarantors (listed in Schedule 1), dated December 19, 2011.(1)

4.5	R1,500,000,000 Revolving Credit Facility Agreement between Nedbank, Sibanye, GFO and the Guarantors (listed in Schedule 1), dated May 6, 2009.(1)

4.6	R6 billion term and revolving credit facilities agreement between ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank, JP Morgan Chase Bank N.A., Johannesburg Branch and the Financial Institutions listed in Schedule 1) and Sibanye, dated November 28, 2012.(1)

4.7	First Addendum to the R6 billion term and revolving credit facilities agreement between ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank, JP Morgan Chase Bank N.A., Johannesburg Branch and the Financial Institutions listed in Schedule 1) and Sibanye, dated July 8, 2013.

4.8	Second Addendum to the R6 billion term and revolving credit facilities agreement between ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank, JP Morgan Chase Bank N.A., Johannesburg Branch and the Financial Institutions listed in Schedule 1) and Sibanye, dated August 16, 2013.

4.9	R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated December 10, 2013.

II-1

No.	Exhibit

4.10	First Addendum to the R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated March 13, 2014.

4.11	Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favour of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated August 22, 2013.

4.12	Addendum to the Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favour of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated December 10, 2013.

4.13	Cession in Security by Sibanye Gold Limited (as Pledgor) in favour of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated August 22, 2013.

4.14	Cession in Security by Sibanye Gold Limited (as Pledgor) in favour of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated October 22, 2013.

4.15	Notorial General Bond by Sibanye Gold Limited in favour of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), registered October 24, 2013.

4.16	Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated August 20, 2013.

4.17	First Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated September 26, 2013.

4.18	Second Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated February 17, 2014.

4.19	Third Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated March 24, 2014.

4.20	Indemnity Agreement among Orogen, Gold Fields, GFO, GFH and Sibanye, in respect of Sibanye’s obligations under the Notes, dated December 20, 2012.(1)

4.21	Cession in Security Agreement among Sibanye, ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank and JP Morgan Chase Bank, N.A., Johannesburg Branch, dated December 20, 2012.(1)

4.22	Agreement between Neal Froneman and Sibanye, dated December 7, 2012.(1)

4.23	Agreement between Charl Keyter and Sibanye, dated December 7, 2012.(1)

8.1	List of subsidiaries of the registrant.

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

Notes:

(1)	Filed as an exhibit to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye with the Securities and Exchange Commission on January 16, 2013.
(2)	Filed as an exhibit to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye with the Securities and Exchange Commission on February 1, 2013.

II-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SIBANYE GOLD LIMITED
/s/ Neal J. Froneman
Name:	Neal J. Froneman
Title:	Chief Executive Officer
Date:	April 29, 2014

II-3