Form 20-F
period 2014-12-31
Sibanye Gold Ltd
filed 2015-03-24
CIK 1561694

As filed with the Securities and Exchange Commission on 23 March 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2014

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

*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report 898,840,196 ordinary shares of no par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:        Yes  ☒           No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes            No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                    ☒  Yes             No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*.  ☐  Yes            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒           Accelerated filer  ☐                  Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

*  This requirement does not apply to the registrant

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page

1	Identity of directors, senior management and advisers	NA	NA

2	Offer statistics and expected timetable	NA	NA

3	Key information

	(a) Selected Financial Data	Integrated Annual Report—Overview—Financial and non-financial performance	16-17

		Further Information—Key Information	239

	(b) Capitalisation and Indebtedness	NA	NA

	(c) Risk Factors	Further Information—Risk Factors	240-254

4	Information on the Company

	(a) History and Development of the Company	Integrated Annual Report—Administrative Details—Administration and Corporate information	238

		Integrated Annual Report—Guide to our 2014 reports	Inside cover of Integrated Annual Report

		Integrated Annual Report—Overview—Group Profile	4-7

		Integrated Annual Report—Strategic Leadership—Perspective from the Chair	20-21

		Integrated Annual Report—Strategic Leadership—Chief Executive’s Report	26-31

		Integrated Annual Report—Strategic Leadership—CFO’s Report	32-33

		Integrated Annual Report—Accountability—Directors’ Report	146-150

		Integrated Annual Report—Overview—Financial and non-financial Performance	16-17

		Integrated Annual Report—Business Performance—Financial Capital	46-49

		Integrated Annual Report—Business Performance—Manufactured Capital and Intellectual Capital	74-87

		Further Information—Additional Information—Acquisitions	300-301

	(b) Business Overview	Integrated Annual Report—Overview—Group profile	4-7

		Integrated Annual Report—Overview—Financial and Non-Financial Performance	16-17

		Integrated Annual Report—Overview—External Context	8-12

		Integrated Annual Report—Business Performance—Manufactured Capital and Intellectual Capital	74-87

		Further Information—Environmental and Regulatory Matters	273-276

i

Item	Form 20-F Caption	Location in this document	Page

	(c) Organisational Structure	Integrated Annual Report—Overview—Group Profile	4-7

		Integrated Annual Report—Annual Financial Statements— Notes to the Consolidated Financial Statements—Note 1.3: Consolidation	180

	(d) Property, Plant and Equipment	Integrated Annual Report—Business Performance—Manufactured Capital and Intellectual Capital	74-87

		Integrated Annual Report—Annual Financial Statements—Management’s Discussion and Analysis of the Financial Statements—Statement of Financial Position—Property, Plant and Equipment	170

		Integrated Annual Report—Annual Financial Statements—Notes to the Consolidated Financial Statements—Note 13: Property, Plant and Equipment	195-199

		Further Information—Environmental and Regulatory Matters	273-276

4A	Unresolved Staff Comments	NA	NA

5	Operating and Financial Review and Prospects

	(a) Operating Results	Integrated Annual Report—Annual Financial Statements—Management’s Discussion and Analysis of the Financial Statements	160-171

		Further Information—Operating and Financial Review and Prospects— Fiscal Years Ended 31 December 2013 and 2012	255-263

	(b) Liquidity and Capital Resources	Integrated Annual Report—Annual Financial Statements—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources	168-170

		Further Information—Operating and Financial Review and Prospects—Liquidity and Capital Resources	261-263

	(c) Research and Development, Patents and Licences, etc.	NA	NA

	(d) Trend Information	Integrated Annual Report—Business Performance—Financial Capital	46-49

Item	Form 20-F Caption	Location in this document	Page

	(e) Off-balance Sheet Arrangements	Integrated Annual Report—Annual Financial Statements—Management’s Discussion and Analysis of the Financial Statements—Off Balance Sheet Arrangements and Contractual Commitments	171

	(f) Tabular Disclosure of Contractual Obligations	Integrated Annual Report—Annual Financial Statements—Management’s Discussion and Analysis of the Financial Statements—Off Balance Sheet Arrangements and Contractual Commitments	171

	(g) Safe Harbour	Forward-Looking Statements	ix-x

6	Directors, Senior Management and Employees

	(a) Directors and Senior Management	Integrated Annual Report—Strategic Leadership—Board	22-25

		Integrated Annual Report—Strategic Leadership—Management	34-35

	(b) Compensation	Integrated Annual Report—Accountability—Remuneration Report	152-157

	(c) Board Practices	Integrated Annual Report—Accountability—Corporate Governance Report	136-141

	(d) Employees	Integrated Annual Report—Business Performance—Human Capital	50-73

	(e) Share Ownership	Integrated Annual Report—Accountability—Remuneration Report	152-157

		Integrated Annual Report—Annual Financial Statements— Notes to the Consolidated Financial Statements—Note 7: Share-Based Payments	186-190

7	Major Shareholders and Related Party Transactions	Integrated Annual Report—Overview—Group Profile	6

	(a) Major Shareholders	Further Information—Major Shareholders and Related Party Transactions—Major Shareholders	277-278

		Further Information—The Offer and Listing	280-282

	(b) Related Party Transactions	Integrated Annual Report—Accountability—Directors’ Report	146-149

		Further Information—Major Shareholders and Related Party Transactions—Related Party Transactions	278

		Integrated Annual Report—Annual Financial Statements— Notes to the Consolidated Financial Statements—Note 44: Related-Party Transactions	230-231

	(c) Interests of Experts and Counsel	NA	NA

Item	Form 20-F Caption	Location in this document	Page

8	Financial Information

	(a) Consolidated Statements and Other Financial Information	Further Information—Financial Information—Dividend Policy and Dividend Distributions	279

	(b) Significant Changes	NA	NA

9	The Offer and Listing

	(a) Offer and Listing Details	Further Information—The Offer and Listing	280-282

	(b) Plan of Distribution	NA	NA

	(c) Markets	Further Information—The Offer and Listing	280-282

	(d) Selling Shareholders	NA	NA

	(e) Dilution	NA	NA

	(f) Expenses of the Issue	NA	NA

10	Additional information

	(a) Share Capital	NA	NA

	(b) Memorandum and Articles of Association	Further Information—Additional Information—Memorandum of Incorporation	283

	(c) (c) Material Contracts	Further Information—Additional Information—Material Contracts	283-285

	(d) Exchange Controls	Further Information—Environmental and Regulatory Matters—Exchange Controls	276

		Further Information—Additional Information—South African Exchange Control Limitations Affecting Security Holders	293

	(e) Taxation	Further Information—Additional Information—Taxation	294-299

	(f) Dividends and Paying Agents	NA	NA

	(g) Statement by Experts	NA	NA

	(h) Documents on Display	Further Information—Additional Information—Documents on Display	299

	(i) Subsidiary Information	NA	NA

11	Quantitative and Qualitative Disclosures about Market Risk	Further Information—Quantitative and Qualitative Disclosures about Market Risk	302-303

12	Description of Securities other than Equity Securities

	(a) Debt Securities	NA	NA

Item	Form 20-F Caption	Location in this document	Page

	(b) Warrants and rights	NA	NA

	(c) Other Securities	NA	NA

	(d) American Depositary Shares	Further Information—Additional Information—American Depositary Shares	285-293

13	Defaults, Dividend Arrearages and Delinquencies	NA	NA

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	NA	NA

15	Controls and Procedures	Further Information—Controls and Procedures	304-305

16A	Audit Committee Financial Expert	Further Information—Audit Committee Financial Expert	306

16B	Code of Ethics	Integrated Annual Report Accountability—Corporate Governance Report	136-141

16C	Principal Accountant Fees and Services	Further Information—Principal Accountant Fees and Services	307

16D	Exemptions from the Listing Standards for Audit Committees	NA	NA

16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	None

16F	Change in Registrant’s Certifying Accountant	NA	NA

16G	Corporate Governance	Further Information—Corporate Governance	308

16H	Mine Safety Disclosure	NA	NA

17	Financial Statements	NA	NA

18	Financial Statements	Integrated Annual Report Annual Financial Statements—Consolidated Income Statement	172

		Integrated Annual Report Annual Financial Statements—Consolidated Statement of Financial Position	174

		Integrated Annual Report Annual Financial Statements—Consolidated Statement of Changes in Equity	176

		Integrated Annual Report Annual Financial Statements—Consolidated Statement of Cash Flows	177

		Integrated Annual Report Annual Financial Statements—Notes to the Consolidated Financial Statements	178-235

19	Exhibits	Exhibits	II-1-II-3

v

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Historical Consolidated Financial Statements

Sibanye Gold Limited (Sibanye) is a South African company and all of our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand and our annual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, as prescribed by law. These financial statements are distributed to shareholders and are submitted to the JSE and the NYSE.

In previous years the IFRS financial statements were furnished to the Securities and Exchange Commission (SEC), on Form 6-K. Until 31 December 2013, Sibanye also prepared annual financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP) for inclusion in the annual report on Form 20-F, which were translated into U.S. dollars.

Sibanye has prepared the annual financial statements contained in this annual report on Form 20-F for the fiscal years ended 31 December 2014, 2013 and 2012 and as at 31 December 2014, 2013 and 2012 in accordance with IFRS. As a consequence of having previously filed IFRS financial statements in our home country, we are not permitted to take advantage of any IFRS 1 “First-time Adoption of International Financial Reporting Standards” exceptions in this first filing of IFRS on Form 20-F. Sibanye changed to reporting in accordance with IFRS in our Form 20-F to remove duplication, improve efficiencies as we report in accordance with IFRS in South Africa, our home country, and align with the majority of our peers. As this is a first time filing of IFRS on Form 20-F the financial statements include a reconciliation of IFRS to US GAAP for the fiscal years ended 31 December 2013 and 2012. See “Note 47: Reconciliation of Comparative IFRS financial statements to US GAAP financial statements” in the Notes to the Consolidated Financial Statements.

The audited consolidated financial statements of Sibanye as at and for the fiscal years ended 31 December 2014, 2013 and 2012 (the Consolidated Financial Statements) have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye and all of its subsidiaries (the Sibanye Gold Group). For the fiscal year ended 31 December 2012, this information was consolidated by Gold Fields Limited (Gold Fields). In addition, the Consolidated Financial Statements include historical charges from Gold Fields. The Consolidated Financial Statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through the fair value adjustment reserve in equity.

Non-IFRS Measures

The financial information in this annual report includes certain measures that are not defined by IFRS, including “operating costs”, “operating margin,”, “earnings before interest, tax, depreciation and amortisation” (EBITDA), “total cash cost”, “All-in sustaining cost”, “All-in cost”, “All-in cost margin”, “headline earnings per share”, “free cash flow” and “net debt” (each as defined below or in “Integrated Annual Report—Overview—Key Features—Financial and Non-Financial Performance”). These measures are not measures of financial performance or cash flows under IFRS and may not be comparable to similarly titled measures of other companies. These measures have been included for the reasons described below or in “Integrated Annual Report—Overview—Key Features—Financial and Non-Financial Performance” and should not be considered by investors as alternatives to costs of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

Operating costs is defined as cost of sales excluding amortisation and depreciation. Management considers operating costs to be all gold mining related costs before amortisation and depreciation, taxation and non-recurring items. Operating margin is defined as revenue minus operating costs, divided by revenue. Free cash flow is defined as cash flows from operating activities before dividends paid, less additions to property, plant and equipment. Management considers free cash flow to be an indicator of cash available for repaying debt, funding exploration and paying dividends.

See “Integrated Annual Report—Overview—Key Features—Financial and Non-Financial Performance—Footnote 1” and “Integrated Annual Report—Overview—Key Features—Financial and Non-Financial Performance—Footnote 2” for more information.

Conversion Rates

Certain information in this annual report presented in Rand has been translated into U.S. dollars. Unless otherwise stated, the conversion rate for these translations is R11.56 per $1.00 which was the closing rate on 31 December 2014. By including the U.S. dollar equivalents, Sibanye is not representing that the Rand amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

Market Information

This annual report includes industry data about Sibanye’s markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Sibanye and its advisers have not independently verified this data.

In addition, in many cases statements in this annual report regarding the gold mining industry and Sibanye’s position in that industry have been made based on internal surveys, industry forecasts, market research, as well as Sibanye’s own experiences. While these statements are believed by Sibanye to be reliable, they have not been independently verified.

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to “we”, “us” and “our” refer to Sibanye and the Sibanye Gold Group, as applicable. On 18 February 2013, the board of directors of Gold Fields completed the separation of its wholly-owned subsidiary, Sibanye (formerly known as GFI Mining South Africa Proprietary Limited (GFIMSA)), into an independent, publicly traded company, or the Spin-off or the Unbundling. See “Further Information—Operating and Financial Review and Prospects—Introduction”.

In this annual report, all references to “fiscal 2015” and “2015” are to the fiscal year ending 31 December 2015, all references to “fiscal 2014” and “2014” are to the audited fiscal year ended 31 December 2014, all references to “fiscal 2013” and “2013” are to the audited fiscal year ended 31 December 2013 and all references to “fiscal 2012” and “2012” are to the audited fiscal year ended 31 December 2012.

In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to the “United States” and “U.S.” are to the United States of America, its territories and possessions and any state of the United States and the District of Columbia and all references to the “United Kingdom” and “UK” are to the United Kingdom of Great Britain and Northern Ireland.

In this annual report, all references to the “DMR” are references to the South African Department of Mineral Resources, the government body responsible for regulating the mining industry in South Africa.

This annual report contains descriptions of gold mining and the gold mining industry, including descriptions of geological formations and mining proceeds. In order to facilitate a better understanding of these descriptions, this annual report contains a glossary defining a number of technical and geological terms.

In this annual report, gold production figures are provided in kilograms, which are referred to as “kg”, or in troy ounces, which are referred as “ounces” or “oz”. Ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t.” All references to “tons”, “tonnes” or “t” in this annual report are to metric tons.

In this annual report, “R”, “Rand” and “rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$”, “U.S.$”, “U.S. dollars” and “dollars” refer to United States dollars and “U.S. cents” refers to subunits of the U.S. dollar.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

—	economic, business, political and social conditions in South Africa and elsewhere;

—	changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources;

—	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations;

—	the success of exploration and development activities;

—	changes in the market price of gold and/or uranium;

—	the occurrence of hazards associated with underground and surface gold and uranium mining;

—	the occurrence of labour disruptions and industrial actions;

—	the availability, terms and deployment of capital or credit;

—	changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining and mineral rights;

—	the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental health and safety issues;

—	power disruption and cost increases;

—	fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;

—	the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;

—

Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions;

—	failure of Sibanye’s information technology and communications systems;

—	the adequacy of Sibanye’s insurance coverage;

—	any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and

—	the impact of HIV, tuberculosis and other contagious diseases.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

x

Sibanye GOLD
We are One

Integrated Annual Report 2014

SCOPE OF THE REPORT

GUIDE TO OUR 2014 REPORTS

Sibanye Gold Limited (Sibanye or the Group) is listed on the Main Board of the JSE Limited (JSE) in terms of its stock exchange licence (ordinary shares) and on the New York Stock Exchange (NYSE) (American Depositary Receipts) (ADRs). Sibanye reports in compliance with the JSE Listing Requirements, the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, the South African Companies Act, 2008 (Act No 71 of 2008) (the Companies Act), the Code of and Report on Governance Principles for South Africa (King III), and in terms of the Industry Guide number 7 promulgated by the Securities and Exchange Commission (SEC).

As such, this integrated report for the year ended 31 December 2014 provides shareholders with an overview of the context, performance and objectives of the business; the resources and capacity it has at its disposal; and how these are used to deliver value for all of its stakeholders.

REPORT CONTENT

In determining the content of the integrated report, Sibanye has identified certain financial and non-financial issues that are most important to the sustainability of the Group. The report takes into account the International Integrated Reporting <IR> Framework published by the International Integrated Reporting Council (IIRC) in December 2013 and the G4 guidelines (“core” format) of the Global Reporting Initiative (GRI) to provide insight into the Group’s resources and relationships (“the capitals”: financial, human, manufactured, intellectual, social and relationship, and natural) that create value over time at Sibanye’s operations, which include Beatrix, Cooke, Driefontein Kloof, and projects.

Sibanye focuses on sustainability issues deemed most important to the Group and its stakeholders. In determining these material issues, relating to G4, cognisance was taken of the guidance on materiality provided by the IIRC and the GRI.

The content gathering and data-collation process for the report included questionnaires to relevant discipline heads and interviews based broadly on GRI systems already in place, for the provision of the quantitative information included in this document.

Sibanye currently collates and reports sustainable development performance on an annual basis.

ASSURANCE

Sibanye’s internal audit function is conducted in-house, and is required to provide an independent evaluation of the Group’s internal control processes and systems in order to mitigate any business risks.

The reporting guideline used by Sibanye includes the GRI G4 Sustainability Reporting Guidelines, the Broad Based Socio-Economic Empowerment Charter for the South Africa Mining and Minerals Industry (Mining Charter) (2002) and related Scorecard (2004) and the amendments to the Mining Charter (2010) and the related Scorecard (2010), as well as Sibanye’s internally developed guidelines.

KPMG Inc (KPMG Inc) has audited the consolidated financial statements. Sibanye’s consolidated financial statements are available on page 172.

CONTENTS

Sibanye Gold Integrated Annual Report 2014	01

OVERVIEW

Overview

Our vision:

Superior value creation for all stakeholders

through a culture of caring

CONTENTS

OBJECTIVES 0 3
	Group profile	04
	External context	08
	Business model and strategy	14
	Financial and non-financial performance	16

02	Sibanye Gold Integrated Annual Report 2014

OVERVIEW OBJECTIVES

OBJECTIVES

Sibanye Gold Integrated Annual Report 2014	03

OVERVIEW GROUP PROFILE

GROUP PROFILE

WHY SIBANYE?

The word “Sibanye” means “We are one” in isiXhosa, one of the 11 official languages spoken in South Africa and the mother tongue of the majority of our workforce, drawn from labour-sending areas in the Eastern Cape province of the country.

Geographically focused on South Africa, Sibanye currently owns and operates high-quality gold operations and projects throughout the Witwatersrand Basin.

As a responsible corporate citizen, we foster and maintain constructive engagement with all of our stakeholders in order to deliver on our vision of creating value for all stakeholders, to maintain our licence to operate, and ultimately for the long-term success of the business.

Our skilled and experienced workforce is a key stakeholder, and the safety, health and well-being of our employees are critical to our long-term success.

04	Sibanye Gold Integrated Annual Report 2014

OVERVIEW GROUP PROFILE

CARE CULTURE

Sibanye conducts its business in an ethical and fair manner, and promotes a non-sectarian, apolitical, socially and environmentally responsible corporate culture.

This is achieved by living the CARE values:

Commitment: Delivering on our promises to all our stakeholders

Accountability: Accepting responsibility for our actions and their consequences

Respect: Showing regard and consideration for others

Enabling: Creating an environment where it is possible to work safely and productively

In pursuing these principles, we require our employees, officers and directors alike to adhere to and be bound by a Code of Ethics.

Sibanye is an independent, South African-domiciled mining group, which currently owns and operates four underground and surface gold operations – the Cooke, Driefontein and Kloof operations in the West Witwatersrand region, and the Beatrix operation (Beatrix) in the southern Free State province. In addition to its mining activities, the Group owns and manages significant extraction and processing facilities at the operations where the gold-bearing ore is treated and processed before it is refined. The Group has a number of organic projects including the West Rand Tailings Retreatment Project (WRTRP) on the Far West Rand and the Burnstone project on the South Rand of Gauteng province, and the Beisa North, Beisa South, Bloemhoek, De Bron-Merriespruit, Hakkies and Robijn projects in the Free State.

Sibanye is the largest individual producer of gold from South Africa and is one of the world’s 10 largest gold producers. In 2014, the Group produced 49,432kg (2013: 44,474kg) or 1.59Moz (2013: 1.43Moz) of gold at an All-in cost of R375,854/kg (2013: R354,376/kg) or US$1,080/oz (2013: US$1,148/oz) and invested

R3.3 billion (2013: R2.9 billion) in capital at its operations.

In 2014, in line with our strategy to create value by extending the operating lives of Group assets and in support of our dividend yield strategy, we assumed control of the Cooke underground and surface operations from Gold One International Limited (Gold One); concluded the acquisition of Witwatersrand Consolidated Gold Resources Limited (Wits Gold), a JSE and Toronto Stock Exchange (TSX) listed gold and uranium exploration company with significant gold resources in South Africa; and exercised the option held by Wits Gold to acquire the Burnstone gold mine from the previous owner, Great Basin Gold Limited (Great Basin Gold).

Sibanye’s dividend policy is to pay at least 25% to 35% of normalised earnings to shareholders. The Group will return excess cash back to shareholders through the declaration of special dividends where appropriate. Sibanye has established itself as a benchmark dividend payer in the global gold industry and intends to maintain this position.

Sibanye Gold Integrated Annual Report 2014	05

OVERVIEW GROUP PROFILE

GROUP PROFILE

CONTINUED

Geographic shareholder spread at 31 December 2014 (%)

SHAREHOLDER BASE

Sibanye’s corporate office is located close to Westonaria, in the province of Gauteng, near our West Wits operations. The Group’s primary listing is on the JSE, trading under the share code SGL, where it is a constituent of the JSE’s Socially Responsible Investment (SRI) index. The Group has a secondary listing of ADRs on the NYSE, which trade under the ticker code SBGL. Each ADR is equivalent to four ordinary shares.

At 31 December 2014, Sibanye had issued share capital of 898,840,196 shares (2013: 735,079,031) – 1,000,000,000 authorised – and market capitalisation of approximately R20.3 billion (2013: R9.0 billion) or US$1.8 billion (2013: US$874 million).

The Group’s diverse shareholder base predominantly comprises institutional investors located in China (20%), South Africa (31%), the United States of America (37%), the United Kingdom (2%), Saudi Arabia (1%) and others (8%) at 31 December 2014. The Group’s Chinese shareholders (20%) own their position through Gold One. Sibanye has a 100% free float and its three largest institutional shareholders (holding 23.25% of the Group) at 31 December 2014 were Allan Gray Proprietary Limited (9.98%), the Public Investment Corporation (SOC) Limited (7.94%) and Old Mutual plc (5.33%).

Following, the acquisition of the Cooke operations, Gold One holds a 19.80% interest in Sibanye at 31 December 2014.

The Group is committed to transformation and is guided by the Mining Charter. In 2004, Gold Fields Limited (Gold Fields) undertook a black economic empowerment (BEE) transaction, transferring an amount equivalent to 15% of its equity from Sibanye, formerly GFI Mining South Africa Proprietary Limited, to Mvelaphanda Gold Proprietary Limited. In 2010, 10% of equity was allocated to an Employee Share Ownership Plan (ESOP) and another 1% in an empowerment deal. At the end of 2014, 27,959 employees were participants in the ESOP.

PRODUCTS AND MARKETS

Sibanye mines, extracts and processes gold ore to produce a beneficiated product, doré. The doré is then further refined at Rand Refinery Proprietary Limited (Rand Refinery) into gold bars with a purity of at least 99.5%, in accordance with the Good Delivery standards determined by the London Bullion Market Association. The refined gold is then sold on international markets.

Sibanye holds a 33% interest in Rand Refinery, one of the largest global refiners of gold, and the largest in Africa. Rand Refinery markets gold to customers around the world.

06	Sibanye Gold Integrated Annual Report 2014

OVERVIEW GROUP PROFILE

Sibanye Gold Integrated Report 2014	07

OVERVIEW EXTERNAL CONTEXT

EXTERNAL CONTEXT

LEGISLATIVE, REGULATORY AND

POLITICAL ENVIRONMENT

As a mining company with assets based in South Africa, each of our operations holds a right to mine and/or prospect in accordance with the Minerals and Petroleum Resources Development Act, 2002 (Act No 28 of 2002) (MPRDA) and its associated Mining Charter. This legislation aims to promote equitable access to the nation’s Mineral Resources, expand opportunities for historically disadvantaged South Africans (HDSAs) who would like to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on universally accepted principles and consistent with common international practice that Mineral Resources are part of a nation’s patrimony.

A review of the South African mining industry’s level of compliance with the requirements of the Mining Charter was commissioned by the Department of Mineral Resources (DMR). It is being audited by the DMR and the outcome is expected in April.

RESPONSIBILITIES

The fiduciary and other duties and responsibilities of our Board of Directors are governed by the South African Companies Act and King III. The Companies Act prescribes the Group’s activities in respect of social and economic development, including compliance with the Broad-Based Black Economic Empowerment Act, 2003 (Act No 53 of 2003) and the Employment Equity Act, 1998 (Act No 55 of 1998), the Group’s standing in terms of the International Labour Organisation protocol on decent work and working conditions, employment relationships and the Group’s contribution to the educational development of its employees.

In addition, the Group also subscribes to the 10 Principles of the International Council on Mining and Metals (ICMM).

In terms of the JSE Listing Requirements, Sibanye also adheres to the 10 principles of the United Nations Global Compact (UNGC) and the Organisation for Economic Co-operation and Development recommendations regarding corruption.

The Board’s performance and interaction with stakeholders is guided by the Constitution of the Republic of South Africa, 1996 (Act No 108 of 1996), which includes the Bill of Rights, tasking management with the development and implementation of corporate citizenship policies and programmes for relevant stakeholders.

In terms of the National Development Plan 2030 of South Africa’s National Planning Commission, which aims to eliminate poverty and reduce inequality by 2030, the mining sector will continue to play a major role in generating the resources needed to build the necessary capacity and capabilities. Government has committed to assisting the industry in doing this by providing policy and regulatory certainty, extracting reasonable taxes, investing in infrastructure to support the industry, enabling value adding opportunities and employment, and supporting the industry while encouraging mines to reduce carbon emissions.

Sibanye’s Board and management complies with the listings requirements of the JSE and the NYSE.

In compliance with our responsibilities under the Companies Act and the listings requirements of the JSE, our Board has a duty to ensure that all shareholders are treated equitably.

Rand/dollar exchange rate December 2012 to December 2014 (R/US$)

08	Sibanye Gold Integrated Annual Report 2014

OVERVIEW EXTERNAL CONTEXT

ECONOMIC CONDITIONS

As a general rule, gold produced is sold at prevailing market prices in the period it is produced.

Historically, the price of gold has been primarily affected by macro-economic factors, such as inflation, exchange rate volatility, reserves policy, and global political and economic events, and to a lesser extent by simple supply and demand dynamics. Sibanye’s revenues and costs are highly sensitive to the Rand/US dollar exchange rate.

Gold and uranium sales are denominated in US dollars, with US dollars converted at a realised Rand/US dollar exchange rate, while operating costs are incurred principally in Rand. Depreciation of the Rand against the US dollar therefore results in higher Rand revenue or alternatively lower operating costs when they are translated into US dollars, thereby increasing the operating margins of our operations. Conversely, appreciation of the Rand results in lower Rand revenue or higher operating costs when translated into US dollars, thereby decreasing the operating margins of our operations. The impact on profitability of changes in the value of the Rand against the US dollar can be substantial.

MARKET FORCES

In South Africa, there are currently 35 large-scale gold mines, mining mostly narrow-vein, deep underground deposits, which require manual extraction and are inherently labour-intensive. However, technologies have been developed that facilitate the mechanisation of new mines, which allow for mining of these deposits in a more economical manner.

The key gold producers in South Africa – Gold Fields, AngloGold Ashanti Limited (AngloGold Ashanti), Harmony Gold Mining Company Limited (Harmony) and Sibanye – produced 6,237kg (200,500oz), 38,000kg

(1.2Moz), 36,453kg (1.17Moz) and 49,432kg (1.59Moz), respectively, in South Africa in 2014, and together accounted for approximately 86% of the country’s total gold production for the year.

Sibanye is the largest individual producer of gold in South Africa, based on annual production of 49,432kg (1.59Moz) of gold in 2014, and the Group is the ninth largest producer of gold worldwide.

In order to maintain competitiveness in the South African labour market, regular industry market surveys are conducted to benchmark remuneration practices, and to keep abreast of any shifts in industry practices with regard to employee benefits, and non-financial employee reward and recognition programmes.

Strikes over remuneration and working conditions are a persistent feature of the mining industry in South Africa. Worker pay has been rising in the South African gold mining industry at a steady pace with average wage inflation consistently higher than the benchmark inflation rate. In June 2014, the South African government announced that it was investigating the introduction of a national minimum wage or “living wage” to address “income inequality”. A report on the national minimum wage and its implications is due in July 2015. As a member of Business Unity South Africa (BUSA), the Chamber of Mines addressed Parliament’s Portfolio Committee on Labour in September 2014. BUSA has since entered into negotiations with the National Economic Development and Labour Council (Nedlac) on this matter.

Centralised negotiations on wages and conditions of employment are held between the Chamber of Mines, representing the majority of gold mine employers, and recognised trade unions, representing their members. The Chamber provides a venue for the negotiations, which are often referred to as the “Chamber negotiations”.

Sibanye Gold Integrated Annual Report 2014	09

OVERVIEW EXTERNAL CONTEXT

EXTERNAL CONTEXT

CONTINUED

The smaller gold mines negotiate on a decentralised basis.

SOCIAL FORCES

The MPRDA requires the submission of, among others, a social and labour plan (SLP) as a prerequisite for the granting of mining or production rights. The SLP requires applicants to develop and implement comprehensive human resource development programmes, including employment equity plans, local economic development (LED) programmes, and processes pertinent to the management of downscaling and retrenchment.

Sibanye participates in socio-economic development (SED) initiatives of our local municipalities, and support projects aimed at uplifting people and infrastructure development, as well as projects identified and prioritised to address key areas such as poverty reduction, economic viability, healthcare, public safety, job creation, urban renewal and preferential procurement.

Our experience to date has shown that the approach to LED, in terms of the SLPs, has varying degrees of success. While the construction of schools and clinics has added the necessary value, other projects have not necessarily had the desired impact. A key component of the success achieved to date in the construction of schools and clinics is the upfront buy-in and support of all critical role players. The signing of a memorandum of agreement (MOA), which enunciates key responsibilities before construction begins, has proven invaluable. Projects initiated without proper collaboration have not been successful. These and other lessons have prompted us to consider an approach that includes:

•  fewer but more impactful projects;

•  focus on community development, education, agriculture/environment, health and sustainable human settlements;

•  options ranging from corporate social investment (CSI) to infrastructure and enterprise development;

•  all role players influencing the decision on how to best invest the money available for LED in terms of the Sibanye budgeting process;

•  a tripartite engagement platform that assists in making appropriate decisions on LED projects with the DMR and municipalities; and

•  ongoing feedback on projects approved for implementation.

HEALTH AND SAFETY

Health and safety performance on mines is regulated by the South African Mine Health and Safety Act, 1996 (Act No 29 of 1996) (MHSA). The Act requires employers and others to ensure that their operating and non-operating mines provide a safe and healthy working environment, it provides for penalties and a system of administrative fines for non-compliance, gives the Minister of Mineral Resources the right to restrict or stop work at any mine, and requires an employer to take steps to minimise health and safety risks. Further, it provides for employee participation through health and safety committees and representatives, gives employees the right to refuse dangerous work, and describes the powers and functions of the Mine Health and Safety Inspectorate, within the jurisdiction of the DMR and as part of the process of enforcement.

As legally required, all employees are represented in formal joint management/worker health and safety committees, through their representatives, to help monitor and advise on occupational health and safety programmes.

In terms of the MHSA, an employer is obligated, among others, to ensure that mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment, and the mines are commissioned, operated, maintained and decommissioned so that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure that people who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any health and safety hazards.

The principal health risks associated with mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting our workforce include lung diseases such as silicosis, tuberculosis (TB), a combination of both, and chronic obstructive airways disease (COAD) as well as noise induced hearing loss (NIHL).

The Occupational Diseases in Mines and Works Act, 1973 (Act No 78 of 1973) (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class).

NATURAL ENVIRONMENT

Sibanye’s operations are subject to various laws relating to the protection of the environment and South Africa’s Constitution grants the country’s people the right to an environment that is not harmful to human health or well-being, and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act, 1998 (Act No 107 of 1998)

10	Sibanye Gold Integrated Annual Report 2014

OVERVIEW EXTERNAL CONTEXT

(NEMA), as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorisations and other approvals for those operations. The rationale behind this is to ensure that companies with activities that have environmental impacts, can put reasonable mitigation measures in place to manage these impacts. The applicable environmental legislation also imposes general compliance requirements and incorporates the “polluter pays” principle. Prior to 8 December 2014, under the terms of the MPRDA, all prospecting and mining operations had to be conducted according to an environmental management plan/programme (EMP), which had to be approved by competent officials of the DMR. From 8 December 2014, the “One Environmental System” for the mining industry, which changed the previous environmental regulatory regime, came into force following the commencement of legislation creating the new regime on 2 September 2014. In terms of the “One Environmental System”, prescribed officials at the DMR became competent to grant environmental authorisations under NEMA for prospecting/mining operations. Since that point, environmental authorisations have replaced the traditional EMPs. However, the Department of Environmental Affairs (DEA) remains the appeal authority. Directors, in their personal capacity, may be held liable under provisions of NEMA for any environmental degradation and/or the remediation thereof.

The Minerals and Petroleum Resources Development Amendment Bill was published on 27 December 2012 for public comment. A second version of this Bill was published in June 2013 and, although the parliamentary process is complete, the Bill has yet to be published as an Amendment Act. This Bill contains further proposed amendments to allow for a smooth transition of the One Environmental System. Another key change is the introduction of “perpetual liability”, meaning that previous holders of rights remain responsible for environmental liability notwithstanding the issuance of a closure certificate in terms of the MPRDA. A mirror of this provision was brought into force under NEMA on 2 September 2014. A further Amendment Act was published on 2 June 2014 and came into effect three months after its publication in the Government Gazette on 2 September 2014. This however only came into effect on 8 December 2014 with the introduction of the “One Environmental System”. The 2014 Amendment Act amends NEMA to allow for the integration of environmental management with mining activities. Among others, it designates the Minister of Mineral Resources as the competent authority for environmental matters insofar as these matters relate to prospecting, exploration, mining or production of mineral and petroleum resources. Under the 2014 Amendment Act, the Minster of Environmental Affairs may, under certain circumstances, make an environmental decision insofar as mining activities are concerned. The 2014 Amendment Act also allows for the Minister of Mineral Resources to appoint environmental mineral resource inspectors to monitor the compliance of mining companies, as well as the enforcement of provisions insofar as it relates to prospecting, exploration, mining or production. Importantly, Section 28 of the 2014 Amendment Act repealed section 14(2) of the 2008 NEMA Amendment Act, deleting the provisions which provided for the 18-month transitional period after the commencement of the MPRDA Amendment Act, with effect from 1 September 2014 (or presumably now with effect from 8 December 2014).

The National Environmental Management Waste Act, 2008 (Act No 59 of 2008) (Waste Act) commenced on 1 July 2009 with the exception of certain sections relating to contaminated land, which came into force on 2 May 2014. Responsible waste management has become a priority for the DEA. We have assessed, through a waste gap analysis, which requirements of the Waste Act are applicable to our operations and would proceed with the waste management licensing process on that basis. We have two waste disposal facilities at our Beatrix operation and one at Driefontein (which is currently dormant and in respect of which we intend to apply for a closure certificate). There is now a duty to rehabilitate this dormant site. We must ensure that it has the appropriate waste management licences and environmental authorisations for the closure and rehabilitation of all its waste sites.

Sibanye undertakes activities which are regulated by the National Nuclear Regulator Act, 1999 (Act No 47 of 1999) (the NNR Act). The NNR Act requires Sibanye to obtain authorisation from the National Nuclear Regulator (NNR) and undertake activities in accordance with the conditions of such organisations. During the reporting period, both internal and external audits and inspections were conducted. These audits and inspections registered an average compliance index of 84%, which is higher than the benchmark of 80%. Each of Sibanye’s mining operations possesses and maintains a Certificate of Registration (CoR) as required by the NNR Act.

Although South Africa has a comprehensive environmental regulatory framework,

Fatalities in the gold sector: 2007 to 2014

Sibanye Gold Integrated Annual Report 2014	11

OVERVIEW EXTERNAL CONTEXT

EXTERNAL CONTEXT

CONTINUED

enforcement of environmental law has traditionally been poor. However, this situation is improving vastly, given the appointment of, and appropriate resourcing, environmental management inspectors in the DEA, Department of Water and Sanitation and now the DMR. As of 8 December 2014, under the One Environmental System, separate environmental management inspectors will be appointed under the DMR to regulate environmental compliance of the mining industry.

POWER SUPPLY

Our mining operations depend on electrical power generated by the state utility, Eskom, which holds a monopoly on power supply in the South African market. Tariffs are determined by the National Energy Regulator of South Africa (NERSA). Ongoing disruptions in electrical power supply have an adverse impact on our operations and there is no assurance that conservation programmes will ensure sufficient electricity for us to run our operations at full capacity or at all. Eskom continues to warn us of constraints in the supply of power, which is frequently curtailed.

We are also subject to increases in costs relating to our energy-intensive assets and assets that emit significant amounts of GHGs as a result of regulatory initiatives in South Africa. These regulatory initiatives are either voluntary or mandatory and either impact our operations directly or by affecting our suppliers or customers. These costs may include, among others, emission measurement and reduction, audit processes and human resource costs.

Energy is a significant input in our mining and processing operations with our principal energy sources being electricity, purchased petroleum products, natural gas and coal. With a substantial weight of scientific evidence concluding that carbon emissions from fossil fuel-based energy consumption contribute to global warming, greenhouse effects and climate change, a number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impact of climate change that may restrict emissions of GHGs. In particular, the “Durban platform” – established during the United Nations Climate Change Conference (UNFCCC) in Durban, South Africa, in 2011 – commits all parties to the conference to developing a global mitigation regime with the specific terms of that legally binding accord, including individual targets, to be finalised by 2015.

In addition, a carbon tax that would endeavour to change behavioural and consumptive patterns with regard to the use of carbon-intensive energy sources is currently being mooted by government. No legislative instruments in this regard have been promulgated, however significant work has been done by all stakeholders, including National Treasury in so far as the carbon tax regime and its implementation is concerned.

12	Sibanye Gold Integrated Annual Report 2014

OVERVIEW EXTERNAL CONTEXT

Sibanye Gold Integrated Report 2014	13

OVERVIEW BUSINESS OVERVIEW

BUSINESS OVERVIEW

14	Sibanye Gold Integrated Annual Report 2014

OVERVIEW BUSINESS OVERVIEW

Sibanye Gold Integrated Annual Report 2014	15

OVERVIEW KEY FEATURES – FINANCIAL AND NON-FINANCIAL PERFORMANCE

KEY FEATURES – FINANCIAL AND NON-FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 31 DECEMBER 2014

						For the six
						-month
						transition	For the year
						period ended	ended
		For the year ended 31 December				31 December	30 June
		2014	2013	2012	2011	2010	2010
Group operating statistics
Gold produced	kg	49,432	44,474	38,059	45,005	26,001	51,888
	’000oz	1,589	1,430	1,224	1,447	836	1,668
Ore milled	000t	18,235	13,624	12,185	14,648	7,117	13,436
Gold price	R/kg	440,615	434,663	434,943	369,139	294,766	264,231
	US$/oz	1,267	1,408	1,652	1,590	1,284	1,084
Operating cost	R/t	785	879	888	669	709	709
Operating profit	Rm	7,469	7,358	5,730	6,816	2,642	4,181
Operating margin	%	34	38	35	41	34	30
Total cash cost[1]	R/kg	295,246	273,281	285,851	220,224	191,246	177,650
	US$/oz	849	885	1,086	949	833	729
All-in sustaining cost[2]	R/kg	372,492	354,376	382,687	296,531	–	–
	US$/oz	1,071	1,148	1,453	1,277	–	–
All-in cost[2]	R/kg	375,854	354,376	382,687	296,531	–	–
	US$/oz	1,080	1,148	1,453	1,277	–	–
All-in cost margin[3]	%	15	18	12	20	–	–
Group financial statistics[4]
Income statement
Revenue	Rm	21,781	19,331	16,554	16,613	7,664	16,613
Net operating profit	Rm	4,214	4,254	3,367	4,559	1,497	2,178
Profit for the period from continuing operations	Rm	1,507	1,698	2,980	2,563	4,332	1,287
Profit for the year	Rm	1,507	1,698	2,980	2,563	4,186	1,150
Profit for the year attributable to owners of Sibanye	Rm	1,552	1,692	2,980	2,564	4,191	1,158
Basic earnings per share	cents	186	260	297,960,000	256,410,000	419,100,000	115,570,000
Basic earnings per share from continuing operations	cents	186	260	297,960,000	256,410,000	433,710,000	129,250,000
Diluted earnings per share	cents	182	255	297,960,000	256,410,000	419,100,000	115,570,000
Diluted earnings per share from continuing operations	cents	182	255	297,960,000	256,410,000	433,710,000	129,250,000
Headline earnings per share	cents	170	355	297,790,000	256,130,000	(36,930,000)	115,460,000
Headline earnings per share from continuing operations	cents	170	355	297,790,000	256,130,000	(22,320,000)	129,140,000
Dividend per share	Rcents	125	37	73,130,000	242,330,000	2,038,220,000	91,710,000
Dividend per share	$cents	12	4	9,550,000	33,560,000	285,500,000	12,100,000
Weighted average number of shares	’000	835,936	650,621	1	1	1	1
Diluted weighted average number of shares	’000	854,727	664,288	1	1	1	1
Number of shares in issue at end of period	’000	898,840	735,079	1	1	1	1
Statement of financial position
Property, plant and equipment	Rm	22,704	15,151	16,376	15,359	14,471	30,867
Cash and cash equivalents	Rm	563	1,492	292	363	1,036	883
Total assets	Rm	27,922	19,995	19,698	18,492	18,119	39,626
Net assets/(liabilities)	Rm	14,986	9,423	(9,673)	(11,976)	(12,354)	5,689
Stated share capital	Rm	21,735	17,246	–	–	–	3,138
Borrowings[5]	Rm	3,170	1,991	4,220	–	–	–
Total liabilities	Rm	12,936	10,572	29,371	30,468	30,473	33,937

16	Sibanye Gold Integrated Annual Report 2014

OVERVIEW KEY FEATURES – FINANCIAL AND NON-FINANCIAL PERFORMANCE

						For the six
						-month
						transition	For the year
						period ended	ended
		For the year ended 31 December				31 December	30 June
		2014	2013	2012	2011	2010	2010
Statement of cash flows
Cash from operating activities	Rm	4,053	6,360	2,621	3,861	1,577	2,527
Cash used in investing activities	Rm	(4,309)	(3,072)	(3,126)	(3,005)	(2,568)	(4,581)
Cash (used in)/flows from financing activities	Rm	(673)	(2,088)	434	(1,529)	1,147	2,131
Net increase/(decrease) in cash and cash equivalents	Rm	(930)	1,201	(71)	(673)	157	78
Other financial data
EBITDA[6]	Rm	7,469	7,358	5,730	6,752	2,642	4,181
Net debt(cash)[7]	Rm	1,506	499	3,928	(363)	(1,036)	(879)
Net debt to EBITDA[8]	ratio	0.20	0.07	0.69	(0.05)	(0.39)	(0.21)
Net asset value per share	R	16.67	12.80	(9,672,700)	(11,975,600)	12,353,500	5,688,700
Average exchange rate[9]	R/US$	10.82	9.60	8.19	7.22	7.14	7.58
Closing exchange rate[10]	R/US$	11.56	10.34	8.57	8.13	6.75	7.57
Share data
Ordinary share price – high	R	29.52	16.30	n/a11	n/a11	n/a11	n/a11
Ordinary share price – low	R	12.34	6.73	n/a11	n/a11	n/a11	n/a11
Ordinary share price at year end	R	22.55	12.30	n/a11	n/a11	n/a11	n/a11
Average daily volume of shares traded		2,868,842	4,754,958	n/a11	n/a11	n/a11	n/a11
Market capitalisation at year end	Rbn	20.3	9.04	n/a11	n/a11	n/a11	n/a11

Note

[1]	Sibanye presents the financial measures “total cash cost”, “total cash cost per kilogram” and “total cash cost per ounce” which have been determined using industry standards promulgated by the Gold Institute and are not IFRS measures. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. An investor should not consider these items in isolation or as alternatives to cost of sales, net operating profit, profit before taxation, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. While the Gold Institute provided definitions for the calculation of total cash costs, the calculation of total cash cost per kilogram and the calculation of total cash cost per ounce, these may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. Total cash costs is defined as cost of sales as recorded in the income statement, less amortisation and depreciation and off-site (ie central) general and administrative expenses (including head office costs) plus royalties and production taxes. Total cash cost per kilogram is defined as the average cost of producing a kilogram of gold, calculated by dividing the total cash costs in a period by the total gold sold over the same period. Management considers total cash cost and total cash cost per kilogram to be a measure of the on-going costs of production. For a reconciliation of operating costs to total costs, see page 164.

2	Sibanye presents the financial measures “All-in sustaining cost”, “All-in cost”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All-in cost per kilogram” and “All-in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the “Council”). Despite not being a current member of the Council, Sibanye adopted the principles prescribed by the Council. The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on IFRS measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this new metric.

All-in sustaining cost, All-in cost, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before taxation, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining cost, All-in cost, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in U.S. GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies.

Total All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure growth.

For a reconciliation of operating costs to All-in cost, see page 165. All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce is not presented for the six-month transition period ended 30 December 2010 and year ended 30 June 2010 as it is not practicable to calculate All-in sustaining cost and All-in cost for these periods.

[3]	All-in cost margin is defined as revenue minus All-in cost divided by revenue.

[4]	The selected historical consolidated financial data set out above have been derived from Sibanye’s audited consolidated financial statements for those periods and as of those dates and the related notes which have been prepared in accordance with IFRS. The other operating data presented has been calculated as described in the footnotes to the table.

[5]	Borrowings that have recourse to Sibanye is R2,036 million excludes the Burnstone Debt. Borrowings also exclude related-party loans.

[6]	EBITDA is defined as net operating profit before depreciation and amortisation. EBITDA may not be comparable to similarly titled measures of other companies. Management believes that EBITDA is used by investors and analysts to evaluate companies in the mining industry.

EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS.

[7]	Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt of R1,134 million. Borrowings also exclude related-party loans. Net debt excludes Burnstone cash and cash equivalents of R33 million.

[8]	Net debt to EBITDA ratio is defined as net debt as at the end of a reporting period divided by EBITDA of the last 12 months ending on the same reporting date.

[9]	The daily average of the closing rate during the relevant period as reported by I-Net Bridge.

[10]	Sourced from I-Net Bridge, being the closing rate at period end.

[11]	Sibanye, previously a wholly owned subsidiary of Gold Fields. The Company separated from Gold Fields in February 2013 to become an independent and publicly traded company.

Sibanye Gold Integrated Annual Report 2014	17

STRATEGIC LEADERSHIP

Strategic

leadership

18	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP CONTENTS

CONTENTS

PERSPECTIVE FROM THE CHAIR 2 0	Board Chief Executive’s report CFO’s report Management Managing risk, identifying opportunities Engaging with stakeholders Material issues	2 2 2 6 3 2 3 4 3 6 4 0 4 2

Sibanye Gold Integrated Annual Report 2014	19

STRATEGIC LEADERSHIP PERSPECTIVE FROM THE CHAIR

PERSPECTIVE FROM THE CHAIR

It gives me great pleasure to endorse this integrated annual report for all our stakeholders. It seeks to illustrate the various components of our business, executive management’s significant efforts in delivering on its strategy as well as its extensive stakeholder interventions. These efforts have been duly rewarded in Sibanye’s top performance on the JSE. I am proud to report that in less than two years, Sibanye has taken its place among the country’s gold champions and as one of the world’s top producers of the precious metal.

Management has also managed the balance sheet well, maintaining a net debt to EBITDA ratio of 0.20 times, which is low compared to its peers. This was despite acquisitions made during the year and the extension of financing to Rand Refinery. Operationally, a creditworthy performance was recorded, with excellent production numbers, especially in the last quarter of the year, targeting best-ever output in 2015.

Given the Group’s genesis, some radical changes were required in the first year of operation. This was followed in 2014 by a period of consolidation: entrenching our new operating model, and integrating the newly acquired Cooke and Wits Gold assets.

These acquisitions are consistent with our strategy of creating value by extending the operating lives of Group assets, and support the dividend strategy, by leveraging our regional presence and existing infrastructure. We assumed control of the Cooke underground and surface operations from Gold One; concluded the acquisition of Wits Gold, a JSE and TSX-listed gold and uranium exploration company with significant gold resources in South Africa; and exercised the option held by Wits Gold to acquire the Burnstone gold mine from its previous owner, Great Basin Gold.

Management has also signalled that it is not limited to seeking value in the gold sector alone but will consider diversification into other sectors if this can be proven to be value-accretive and supports the dividend strategy. An example is the well-publicised interest shown in the platinum sector in early 2014. Sibanye has identified an opportunity to leverage its deep-level, hard rock mining capabilities, and proven operating structures and strategy, to the platinum mines, which share many operational similarities. The platinum industry was also in a distressed position with looming wage negotiations and significantly indebted balance sheets. Sibanye will continue to assess opportunities in this area but has thus far not identified opportunities presenting suitable value.

Gold is still our core business with our high-quality, cash-generative mines key to our future success and we continue to explore value-accretive opportunities in the sector. A previously underdeveloped opportunity also exists in the uranium market. A number of our operations and projects produce uranium as a by-product of the production of gold. We are already producing uranium at our Cooke Operation and, by year end, had accumulated a stockpile of around 180,000lb of uranium oxide. Uranium production is forecast to be approximately 250,000lb in 2015 as we build up our production capacity. However, instead of selling into the spot market, we are looking for higher prices – most likely by entering into long-term uranium supply contracts at an appropriate time. Despite a recovery in late 2014, we believe the uranium price is below long-term averages at the moment and, because of solid supply and demand fundamentals. That said, we believe the price will increase in the medium to long term.

What encourages me as Chairman is the innovative thinking at Sibanye, which has also manifested in the area of safety. Management is conscious about the use of technology to improve working conditions and provide a safer working environment, as well as the potential productivity benefits that may arise. It is really all about responsibly maximising production while promoting a safe and healthy operating environment and habits, or culture, and upskilling our employees at the same time.

At the end of 2013, we launched our CARE values – Commitment, Accountability, Respect and Enabling. CARE is more than a strategy, though. It is Sibanye’s culture and mirrors our values. CARE is part of everything we do.

20	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP PERSPECTIVE FROM THE CHAIR

The coming year is going to be challenging on several fronts. First of all, we will be engaging in wage negotiations during the year. We will strive to reach agreement with organised labour on terms deemed agreeable to both the workers and the mining industry while striving to keep people in jobs. Our country cannot afford to lose jobs in the way that we have in the past 20 years. Besides introducing productivity-linked increases, stakeholders need to consider planning beyond the traditional two-year wage cycles – this is a long-term industry with long-term implications.

Besides wages, the industry is facing greater uncertainty about the regulatory framework in 2015 with further delays in the amendments to the MPRDA. Mineral Resources Minister Ngoako Ramatlhodi has indicated that the Bill is likely to emerge as two separate pieces of legislation. He has also indicated that he is hoping that the issue will be settled by mid-year. We have made significant efforts to comply with the requirements of the MPRDA and we are comfortable with our position.

Probably the biggest single factor of concern to us at the moment is the energy situation in South Africa and its impact, particularly on deep underground mines. As we stated in 2013, we are seeking alternatives to long-term reliance on Eskom, and we hope to identify some viable and cost-effective options in the coming year.

In a challenging operating environment, the quality of the team supporting the business is crucial. We are fortunate to have the support of an exemplary Board and management, who deliver stellar results – even in a challenging industry where asset write-downs have become the global norm. I would like to congratulate Neal and his team for taking what people perceived to be defunct assets and turning them into the success Sibanye is today.

Sibanye is proof that innovative thinking, an adjusted operational focus, improved financial management and the right investment in the right places is a winning formula.

Importantly, we remain committed to South Africa. Our goal is to be the No 1 South African gold miner and the No 1 South African mining company. To this end, we are putting our money where our mouths are, and investing in sustaining our business for longer and for the benefit all of our stakeholders. We are also heavily invested in sustaining the country’s reputation as the No 1 mining destination. We firmly believe in the opportunities presented by our beautiful country, and we have confidence that we can make a real difference in South Africa.

Sibanye: We are one!

Sello Moloko

Chairman

23 March 2015

Sibanye Gold Integrated Annual Report 2014	21

STRATEGIC LEADERSHIP BOARD

BOARD

SELLO MOLOKO (49)	NEAL FRONEMAN (55)	CHARL KEYTER (41)

CHAIRMAN

NON-EXECUTIVE DIRECTOR

BSc (Hons) and Postgraduate Certificate in Education, University of Leicester

Advanced Management Programme, University of Pennsylvania Wharton School

Sello Moloko was appointed non-executive Chairman of the Board on 1 January 2013. Prior to this, he served as a director of Gold Fields from 25 February 2011 to 31 December 2012. Sello is the Executive Chairman and founder of the Thesele Group Proprietary Limited and Chairman of Alexander Forbes Group Holdings Limited. He has an extensive career in financial services, including periods at Brait South Africa Limited as well as Chief Executive Officer (CEO): Asset Management of Old Mutual Life Assurance Company (South Africa) Limited until 2004. Sello’s other directorships include Sycom Property Fund Managers Limited and Acucap Properties Limited. He is a trustee of the Nelson Mandela Foundation.

CHIEF EXECUTIVE OFFICER,

EXECUTIVE DIRECTOR AND

CHAIRMAN OF THE EXECUTIVE COMMITTEE

BSc Mech Eng (Ind Opt), University of the Witwatersrand

BCompt, University of South Africa

PrEng

Neal Froneman was appointed an executive director and CEO of Sibanye on 1 January 2013. He has over 30 years of relevant operational, corporate development and mining industry experience. He was appointed CEO of Aflease Gold Limited (Aflease Gold) in April 2003. Aflease Gold, through a series of reverse take-overs, became Gold One in May 2009. Neal was primarily responsible for the creation of Uranium One Incorporated (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. Prior to joining Aflease Gold, Neal held executive and senior management positions at Gold Fields of South Africa Limited, Harmony Gold and JCI Limited. He is also a non-executive director of Delview Three Proprietary Limited, Hi-Zone Traders 116 Proprietary Limited, 17 Perissa Proprietary Limited and Forestry Services Proprietary Limited.

CHIEF FINANCIAL OFFICER

EXECUTIVE DIRECTOR

BCom, University of Johannesburg

MBA, North-West University

ACMA and CGMA

Charl Keyter was appointed a director of Sibanye on 9 November 2012, and executive director and Chief Financial Officer (CFO) on 1 January 2013. Previously, he was Vice President and Group Head of International Finance at Gold Fields. Charl has more than 20 years’ mining experience, having begun his career at Gold Fields in February 1995. He is also a non-executive director of Oil Recovery and Maintenance Services Proprietary Limited.

22	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP BOARD

CHRISTOPHER CHADWICK (46)

NON-EXECUTIVE DIRECTOR

BCompt (Hons) (CTA), University

of South Africa

CA(SA)

Christopher Chadwick was appointed as a non-executive director on 16 May 2014. He is a chartered accountant who passed the South African Institute of Chartered Accountants Board exam in 1991 when he also completed his articles at Deloitte Touche Tohmatsu Limited. The earlier part of his career was spent with Comair Limited, the largest privately owned airline in South Africa, where he assisted in growing the company tenfold over a period of four years. After financial executive roles in the advertising, fast-moving consumer goods and services industries, Christopher moved into the information technology industry to assume financial and strategic directorships for five years. He spent another four years at an investment holding group where he was involved in corporate development and finance across many different sectors. Christopher joined Gold One in July 2008 as a Board director and is currently the CEO of Gold One. He was directly involved in the creation of Gold One through the reverse take-over of Australian-listed BMA Gold Limited.

ROBERT CHAN (68)

NON-EXECUTIVE DIRECTOR

BSc (Economics) (Hons), University of London

MBA, University of Liverpool

Robert Chan was appointed as a non-executive director on 16 May 2014. He is an experienced banker with over 39 years’ experience in commercial and investment banking, having worked in London, Malaysia and Singapore. He retired from the United Overseas Bank Limited (United Overseas Bank) on 31 December 2011 after 35 years of service (25 years as CEO of United Overseas Bank, Hong Kong). Robert has served as an independent non-executive director of Noble Group Limited since 1996. He is an independent non-executive director of Hutchison Port Holdings Trustees Pte Limited, Trustee Manager of Hutchison Port Holdings Trust, a business trust listed in Singapore, as well as Quam Limited, which is listed in Hong Kong. He is currently non-executive Chairman of The Hour Glass (HK) Limited. He is also a Fellow of the Hong Kong Institute of Directors.

TIMOTHY CUMMING (57)

NON-EXECUTIVE DIRECTOR

BSc (Hons) (Engineering), University of

Cape Town

BA (PPE), MA (Oxon)

Timothy Cumming was appointed as a non-executive director on 21 February 2013. He is the founder and a partner of Scatterlinks Proprietary Limited, a South African-based company mentoring and coaching senior business executives, and providing strategic advisory services to financial services businesses. He was previously involved with the Old Mutual group in various capacities: CEO of Old Mutual Investment Group (South Africa) Proprietary Limited, Executive Vice President: Director of Global Business Development of Old Mutual Asset Management for Old Mutual (US) Holdings Inc, Managing Director: Head of Corporate Segment at Old Mutual (South Africa), Strategy Director of Old Mutual Emerging Markets and Interim CEO of Old Mutual Investment Group (South Africa). He was also executive director and Head of Investment Research (Africa) for HSBC Holdings plc, Chairman of Amama South Africa Rural Social Enterprise NPC, sole director of Chris Leal Property Investments Proprietary Limited and independent non-executive director of Nedgroup Investments Limited. Timothy started his career as a management trainee at the Anglo American Corporation of South Africa Limited (Anglo American). He worked on a number of diamond mines and was Resident Engineer at Anglo American’s gold mines in Welkom, South Africa.

Sibanye Gold Integrated Annual Report 2014	23

STRATEGIC LEADERSHIP BOARD

BOARD

CONTINUED

BARRY DAVISON (69)

NON-EXECUTIVE DIRECTOR

BA (Law and Economics), University of the Witwatersrand

Graduate Commerce Diploma, Birmingham University

CIS Diploma in Advanced Financial Management and Advanced Executive

Programme, University of South Africa

Barry Davison was appointed as a non-executive director on 21 February 2013. He has more than 40 years’ experience in the mining industry and served as Executive Chairman of Anglo American Platinum Limited Amplats (Amplats), Chairman of Anglo American’s Platinum Division, and Ferrous Metals and Industries Division, and was an executive director of Anglo American. He has been a director of a number of listed companies, including Nedbank Group Limited, Kumba Resources Limited, Samancor Limited and the Tongaat-Hulett Group Limited.

RICHARD MENELL (59)

NON-EXECUTIVE DIRECTOR

MA (Natural Sciences, Geology), Trinity College,

University of Cambridge

MSc (Mineral Exploration and Management),

Stanford University

Richard (Rick) Menell was appointed as a non-executive director on 1 January 2013. He has over 30 years’ experience in the mining industry and has been a director of Gold Fields since 8 October 2008. Previously, he occupied the positions of President and Member of the Chamber of Mines of South Africa (Chamber of Mines), President and CEO of TEAL Exploration & Mining Inc, Chairman of Anglovaal Mining Limited (Anglovaal) and Avgold Limited (Avgold), Chairman of Bateman Engineering Proprietary Limited (South Africa), Deputy Chairman of Harmony and African Rainbow Minerals (ARM) Limited. He has also been a director of Telkom Group Limited, Standard Bank of South Africa Limited, and Mutual and Federal Insurance Company Limited. He is currently a non-executive director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited, non-executive director of Gold Fields, The Weir Group plc, Rockwell Diamonds Inc. Rick is a trustee of Brand South Africa and the Carrick Foundation. He is co-Chairman of the City Year South Africa Citizen Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust.

NKOSEMNTU NIKA (57)

NON-EXECUTIVE DIRECTOR

BCom, University of Fort Hare

BCompt (Hons), University of South Africa

Advanced Management Programme, INSEAD CA(SA)

Nkosemntu Nika was appointed as a non-executive director on 21 February 2013. He is currently an independent non-executive director of Scaw South Africa Proprietary Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited (PetroSA) and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom Holdings (SOC) Limited, Shell Company of South Africa Limited (Shell) and Anglo American. He was also a non-executive Board member of the Industrial Development Corporation of South Africa Limited and chaired its Audit and Risk Committee and Governance and Ethics Committee.

24	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP BOARD

 KEITH RAYNER (58)

NON-EXECUTIVE DIRECTOR

BCom, Rhodes University

CTA

CA(SA)

Keith Rayner was appointed as a non-executive director on 1 January 2013. Keith is a South African chartered accountant with experience in corporate finance. He is CEO of KAR Presentations, an advisory and presentation corporation, which specialises in corporate finance and regulatory advice and presentations. Advice and presentations include, inter alia, the JSE Listings Requirements, Financial Markets Act, Companies Act, governance, takeover law, corporate action strategy, valuation theory and practice, IFRS and various directors’ courses. He is an independent non-executive director of Goliath Gold Limited (Goliath Gold), Sabie Gold Proprietary Limited, John Daniel Holdings Limited and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee, is a fellow of the Institute of Directors in South Africa (IOD), is a non-broking member of the Institute of Stockbrokers in South Africa and is a member of the Investment Analysts Society. He is a past member of the SAMREC/SAMVAL working group, the Takeover Regulation Panel’s rewrite committee, the IOD’s CRISA committee and SAICA’s Accounting Practices Committee.

ZOLA SKWEYIYA (73)

NON-EXECUTIVE DIRECTOR

LLD, University of Leipzig

Zola Skweyiya was appointed as a non-executive director on 1 October 2013. He was Minister of Public Service and Administration from 1994 to 1999 and Minister of Social Development from 1999 to 2008. He was a founding member of the Centre for Development Studies at the University of the Western Cape. Zola also served on the board of trustees of the National Commission for the Rights of Children. He was previously Chairman of the United Nations Commission for Social Development, and Founder and Chairman of the Constitution Committee African National Congress (ANC). In August 2013, he returned to South Africa after serving as the South African High Commissioner to the United Kingdom. He is also a director of Umsimbithi Holdings Proprietary Limited.

  SUSAN VAN DER MERWE (60)

NON-EXECUTIVE DIRECTOR

BA, University of Cape Town

Susan van der Merwe was appointed as a non-executive director on 21 February 2013. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010. She is currently a member of the National Executive Committee of the ANC. She has participated in various civil society organisations and currently serves as a trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. Susan was appointed to the National Council of the South African Institute of International Affairs in 2014.

  JERRY VILAKAZI (54)

NON-EXECUTIVE DIRECTOR

BA, University of South Africa

MA, Thames Valley University

MA, University of London

MBA, California Coast University

Jerry Vilakazi was appointed as a non-executive director on 1 January 2013. He is Chairman of Palama Investment Holdings Proprietary Limited, which he co-founded to facilitate investments in strategic sectors. He is a past CEO of BUSA. Prior to this, he was Managing Director of the Black Management Forum. In 2009, Jerry was appointed to the Presidential Broad-Based Black Economic Empowerment Advisory Council and he was appointed as a Commissioner of the National Planning Commission in 2010. He was appointed Public Service Commissioner in 1999 and has played a critical role in shaping major public service policies in post-1994 South Africa. Jerry is Chairman of the Mpumalanga Gambling Board and the State Information Technology Agency (SOC) Proprietary Limited. He is non-executive Chairman of Netcare Limited and holds non-executive directorships in Goliath Gold, Blue Label Telecoms Limited and General Healthcare Group plc (UK). He is also a former non-executive director of Pretoria Portland Cement Limited.

TERMS OF OFFICE

Christopher Chadwick, Robert Chan, Timothy Cumming, Rick Menell and Jerry Vilakazi retire by rotation at the upcoming Annual General Meeting on 12 May 2015, and have indicated that they are available for election or re-election.

Barry Davison, Nkosemntu Nika, Keith Rayner, Zola Skweyiya and Susan van der Merwe retire by rotation in 2016.

Sibanye Gold Integrated Annual Report 2014	25

STRATEGIC LEADERSHIP CHIEF EXECUTIVE’S REPORT

CHIEF EXECUTIVE’S REPORT

INTRODUCTION

Sibanye is the largest producer of South African gold, with its production entirely sourced from its operations in South Africa. Our vision is to create superior value for all of our stakeholders. Our strategy is underpinned by our commitment to pay our shareholders sustainable, industry leading dividends. We will achieve this vision by optimising our current operations and extending their operating lives, and by leveraging existing infrastructure to enhance the inherent value of brownfields and greenfield projects. We will also consider making acquisitions in the gold and other mineral sectors if they enhance or sustain our ability to pay an industry leading dividend to our shareholders.

We are comfortable investing in South Africa, which offers significant opportunities for us to continue to deliver sustainable value for all of our stakeholders. South Africa offers well understood and simple geology and still contains some of the highest grade gold resources in the world as well as an abundance of skilled and experienced mining practitioners. The areas in which we operate are accessible via first class infrastructure and the established mining industry is serviced by well-developed and innovative associated industries. While regulatory uncertainty is a factor which has inhibited investment in recent years, the country has sound financial and judicial systems and a world class constitution, which protects individual and corporate rights.

By applying our experience in the South African mining industry and understanding of the regulatory and labour environment, we intend to grow our business in the gold and in other mineral sectors for the benefit of all stakeholders. By applying our proven operating model and deep-level, hard-rock mining capability to new acquisitions and projects, we believe we can continue to unlock value, in much the same way we have by turning around Sibanye’s existing mines. Our high-quality, cash-generative gold operations and robust balance sheet, underpin our ability to deliver on this vision while continuing to pay sustainable, industry leading dividends to shareholders.

We are aware however, that in order to achieve our goals and re-establish the primacy of mining to South Africa’s economic development in the eyes of government and all the country’s people, we are going to have to adopt a prominent leadership role in the industry. I am confident that we have laid a solid foundation in the last two years, which will allow this.

SAFETY

Our focus on establishing a safe, production-friendly operating environment, through the ongoing implementation of our health and safety strategy and initiatives to reduce risk continues, as we strive towards our goal of Zero Harm. I am pleased to report that our safety performance improved significantly towards the end of the year. Following specific management intervention (mentioned in the September 2014 results report), Beatrix recorded a fatality free December 2014 quarter, with Driefontein and Kloof consecutively experiencing no fatalities for seven and six months respectively. Fatalities at Beatrix, Driefontein and Kloof were, as a result, lower year-on-year, with eight fatalities recorded during 2014, compared with nine during 2013. Cooke suffered a total of three fatal accidents during the seven months of incorporation into Sibanye. The majority of these incidents were a result of avoidable human error and the safety performance at Cooke is being addressed through ongoing implementation of Sibanye’s safety management systems and practices.

2014 IN REVIEW

2014 was a year of operational and financial consolidation for Sibanye, after significant restructuring in 2013. Our primary objective, during the year, was to entrench the new operating model and operational structures, which had been successfully implemented at the Beatrix, Driefontein and Kloof operations (Beatrix, Driefontein and Kloof) in 2013, whilst integrating the newly acquired Cooke Operation (Cooke) into the Group. At the same time, cognizant of the importance of ensuring the consistency and sustainability of our performance, we established dedicated internal capacity focused on securing the long term future of our company. A dedicated projects team is assessing all organic opportunities within the group while a new business development function was established to consider external, value accretive opportunities, ensuring that the operations focus on delivery. We have also established a Safe Technology function which will explore ways to modernise the operations, by using new technologies to improve working conditions and make the working environment safer for employees, while at the same time improving productivity and reducing costs.

We are confident that we have now convincingly arrested the historical declining production and rising cost trends at our core Beatrix, Driefontein and Kloof operations. Production at these operations has stabilised at approximately 45,000kg (1.45Moz) and gold Reserves increased for a second consecutive year, despite continued depletion as a result of our operating activities. The acquisitions of the Cooke assets and Wits Gold in mid-2014, added significant optionality to our sizeable gold Resource and Reserve base, as well as adding 60Mlb of uranium Reserves, predominantly contained in low cost surface dumps.

26	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP CHIEF EXECUTIVE’S REPORT

The integration of Cooke will also result in Sibanye achieving its strategic objective of bringing lower grade gold resources to account through the production of by-product uranium. Sibanye is now well positioned to exploit extensive lower grade resources at the Cooke operations profitably. In addition, Sibanye will now be able to enter into long term uranium contracts as a result of the regular and consistent delivery of ammonium diuranate to Nufcor. Uranium production from Cooke continued uninterrupted from May 2014, resulting in uranium inventory of approximately 180,000lb at year-end.

Group gold production for 2014, including a 4,305kg (138,400oz) contribution from Cooke, increased by 11% year-on-year to 49.432kg (1.59Moz), compared with 44,474kg (1.43Moz) in 2013. Group Total cash cost for the year of R295,246/kg (US$849/oz) and All-in sustaining cost of R372,492/kg (US$1,071/oz) were in line with guidance, with the annual cost increases maintained at well below historical mining inflation rates. Group unit cost per ton milled declined by 10% to R785/t (2013:R879/t).

The outlook for 2015 is for consistent forecast gold production of between 50,000kg (1.61Moz) and 52,000kg (1.67Moz), with Total cash cost forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz). All-in sustaining cost is forecast to be between R380,000/kg (US1,055oz) and R395,000/kg (US$1,100/oz), and All-in cost forecast to be between R385,000/kg (US$1,070/oz) and R400,000/kg (US$1,110/oz). Approximately 250,000lb of by-product uranium production is forecast.

Supported by the solid operating performance and stable outlook for 2015, the Board declared full year dividends of R1.0 billion (2013: R272 million), which was equivalent to a 5% yield at 31 December 2014. This is significantly higher than the average global gold industry dividend yield, despite the 83% increase in Sibanye’s share price during the year. Sibanye’s share price appreciated by 83% from R12.30 at end 2013 to R22.55 at end 2014 after closing at a high of R29.52 on 23 July 2014. This compares with the 12% increase in the JSE gold index over the same period.

DELIVERING SUSTAINABLE VALUE

We are committed to our stated strategy of rewarding our shareholders by paying sustainable, industry leading dividends. This dividend is the first call on cash, and our commitment to the dividend strategy introduces an element of capital discipline, with projects or acquisitions only pursued if they support or enhance the dividend.

The acquisitions of the Cooke assets and Wits Gold, which were concluded in May 2014, are consistent with this strategy. These acquisitions will allow us to leverage regional and operational synergies in order to extend the Group operating life, thereby sustaining the dividend for longer and improving the Group’s return on invested capital:

•  The consolidation of the significant uranium and gold Reserves contained in Cooke’s tailings storage facilities (TSFs) with the high grade gold TSFs already owned by Sibanye, has improved the economic viability of developing the high volume WRTRP. Combining the TSFs and allows for phasing of the project capital, thereby lowering the operational risk and improving the economics. Consolidating the existing gold processing infrastructure at Driefontein and Kloof with the Ezulwini gold and uranium plant into the project will also allow for better project phasing and early cash generation with relatively low upfront capital requirements

Sibanye annual production and total cash cost (000oz)

Sibanye Gold Integrated Annual Report 2014	27

STRATEGIC LEADERSHIP CHIEF EXECUTIVE’S REPORT

CHIEF EXECUTIVE’S REPORT

CONTINUED

•  Wits Gold’s Bloemhoek and De Bron-Merriespruit projects are located North of and adjacent to Beatrix North Section in the Free State province. The Sibanye project team is currently assessing the potential to access parts of the Bloemhoek lease area from the underground workings at Beatrix North Section, potentially extending the life of the mine by five to 10 years. The close proximity of the projects to Beatrix could also negate the construction of stand-alone surface infrastructure, reducing the required project capital and thereby enhancing project returns.

In the past, I discussed how Group production could be maintained at over 1.5Moz per annum until at least 2028 and could be funded from internal cash flow without compromising the dividend (assuming a constant real gold price of R430,000/kg), if all of Sibanye’s organic projects were to be developed on current assumptions. Since then, our centrally managed projects team, which was established in mid-2014, has made significant progress in reviewing and classifying all of the organic projects.

Following intensive assessment and review, key projects have been identified and prioritised, with additional work required on others. Projects which have been prioritised and will be advanced in 2015 include:

•  The Kloof 4 Shaft and Driefontein 5 Shaft below infrastructure projects: pre-feasibility studies on the viability of accessing resources below current infrastructure, by means of the development of declines were completed in 2014. The pre-feasibility studies for both projects suggest robust economic returns that exceed the Group’s internal investment hurdle rates. These projects have consequently been included in Group gold Reserves in 2015 and into the LOM production plan. The below infrastructure projects add approximately 1.1Moz and 0.5Moz to the Driefontein and Kloof gold Mineral Reserves, respectively. Additional detailed feasibility studies are scheduled for completion during the second quarter of 2015.

•  The WRTRP: a phased development approach has been adopted for this significant surface dump retreatment project. A detailed feasibility study, which is due for completion during the first quarter of 2015, is specifically considering how to leverage available surface infrastructure, including existing surface gold plants at Driefontein and Kloof and uranium processing capacity at the Ezulwini plant in order to generate early cash flow and enhance value.

•  The Burnstone project: Capital expenditure of R286 million was approved by the Sibanye Board in 2014 to provide working capital, complete critical required infrastructure at the Burnstone project and to complete a feasibility study. The Infrastructure project, which commenced in July 2014 and is planned for completion in September 2015, involves two main areas of focus: completion of the shaft infrastructure and pumping facilities underground to allow permanent dewatering. A feasibility study reviewing and assessing the viability of the entire project is well advanced and is on schedule for completion during the second quarter of 2015. This will form the base for the feasibility study and associated development and life of mine plan.

•  The Beatrix West Section, Beisa project: a pre-feasibility study on this gold and uranium resource was completed in December 2014. Various regulatory approvals and permits are

Gold Reserves (Moz)

28	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP CHIEF EXECUTIVE’S REPORT

required before this project can be advanced. Applications for the various permits and approvals will commence during 2015 and ongoing optimisation and review of the pre-feasibility study will continue in parallel with the permitting process.

While our high-quality gold operations underpin our ability to deliver a sustainable dividend to shareholders and gold production will always be an important component of our asset portfolio, delivery on our dividend strategy is not necessarily restricted to the gold sector. We are confident that our operating model and structures can be applied to unlock value in other sectors in the same way we have created value in Sibanye.

In this regard, we announced in February 2014 that we would be interested in participating in any restructuring in the platinum industry if any opportunities that arose were accretive to earnings and cash flow on a per share basis in the near to medium term. The technical similarities between tabular intermediate to deep, hard rock mining in both the South African gold and platinum mines, makes platinum a natural area for application of Sibanye’s core mining competences. Sibanye’s operating model, which has started to deliver operational turnaround at the mature deep-level gold mining operations, is well suited to deliver similar value to platinum mining operations. Our platinum ambitions remain firmly in place and we will continue to participate in the Amplats auction process as well as assessing other opportunities in 2015. I again wish to stress however, that commodity diversification is not an imperative and will not be pursued if it is not value accretive and has any negative implications for the dividend strategy.

We will also continue to pursue opportunities which may arise in the South African gold sector, but see less value in the purchase of specific assets or mines assets, following the logical, strategic acquisitions of Cooke and Wits Gold. We believe that it is only through larger, company scale consolidation, that significant corporate and other overhead costs can be removed, in order to unlock sustainable value in the industry.

STAKEHOLDER RELATIONS

The South African gold industry will again be entering into negotiations with organised labour in mid-2015, focused on annual wage increases. The structure of organised labour in South Africa has undergone significant change since 2012, with the emergence of younger unions such as the Association of Mineworkers and Construction Union (AMCU), which has gained significant membership in an industry previously dominated by a single union, the National Union of Mineworkers (NUM). This has introduced some complexity and uncertainty into the upcoming gold sector wage negotiations, particularly against the backdrop of lengthy and hostile negotiations in the Platinum Sector in 2014.

The gold industry is an essential constituent of the South African economy, providing much needed employment, supporting small and medium enterprises, developing communities and generating a significant amount of foreign income. As such, the profitability and sustainability of the gold industry is critical to the successful future development and growth of the economy. Sibanye’s superior value creation feeds through to many sectors of the economy.

Sibanye Gold Integrated Annual Report 2014	29

STRATEGIC LEADERSHIP CHIEF EXECUTIVE’S REPORT

CHIEF EXECUTIVE’S REPORT

CONTINUED

We will endeavour to avoid a similarly damaging outcome from the 2015 gold wage negotiations, and hope that the devastating impact on all stakeholders of the Platinum sector negotiations and the lessons learned, will result in a much more mature and cooperative process, we will also ensure that we do not compromise the sustainability of the business by acceding to unrealistic demands from the unions.

In the past two years, we have put significant emphasis on improving the living and working conditions for our employees and attempting to address the challenges they face in their daily lives. Wages in the gold industry are, on average, significantly higher than in many other industries and professions in South Africa, if one considers the numerous benefits and bonuses that are earned. Various historical and external factors have however significantly reduced the take home pay of many employees which, compounded by inadequate service delivery and other factors, has negatively impacted on the living standards of employees.

We have begun addressing critical issues such as indebtedness by providing financial literacy programmes and debt counselling to over 9,000 employees and community members and are investigating debt consolidation with third parties in order to provide affordable financing for employees. We have also developed a low cost housing model which will facilitate ownership of property for all of our employees, which are affordable using existing live out allowances.

We also continue to actively engage communities around our operations and in labour sending areas in order to, where possible, address their developmental needs.

We recognize the importance that all our stakeholders play in ensuring the sustainability of our business and our efforts are guided and underpinned by our vision of delivering superior value to all of our stakeholders through our culture of caring. Through continued delivery of this vision, we expect that our employees and communities will come to appreciate the importance that a profitable and sustainable business has for them and the other stakeholders who rely on the gold industry. We will however, obviously be prepared for any eventuality that may arise and have prepared plans to minimize losses and unsure our long term viability in the event of an extended strike.

SECURING RELIABLE POWER

Shortly after listing in 2013, we stated that we would be exploring alternative sources of long term electricity supply in response to the risk that uncertain, inconsistent and increasingly expensive power supplied by the state owned power utility, Eskom posed to our current operations and future development. Ongoing delays at Eskom’s new capacity build projects and a lack of critical maintenance at its existing stations, has resulted in regular supply interruption, which is likely to continue for the foreseeable future.

30	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP CHIEF EXECUTIVE’S REPORT

While we have identified and implemented numerous measures that have enabled us to reduce electricity consumption by approximately 20% since 2007, spiraling capital costs, have led to rapidly escalating power costs for consumers as Eskom has consecutively implemented punitive annual cost increases. Power costs as a percentage of operating costs at Sibanye, have swelled from approximately 9% in 2007 to over 20% in 2015, with supply irregular and uncertain.

In order to mitigate the short term risk, we have continued to work with Eskom to manage and minimise the impact of load shedding on our operations. It was already clear in 2013 though, that security of electricity supply and rising costs would remain an issue for many years to come and in order to mitigate this risk, we began exploring a number of alternative supply options to reduce reliance on Eskom.

In 2014 we completed a pre-feasibility study investigating the potential of solar power as an alternative power source. The pre-feasibility study confirmed that solar power provides an economically competitive solution to Sibanye’s electricity requirements, which will partially insulate us from the effects of interruptions in ESKOM supply. We are contemplating a phased R3 billion investment, with involvement of financial partners, in establishing solar photovoltaic generating plant with a peak generating capacity of 150 MW. This represents a substantial portion of Sibanye’s overall 500MW power demand, and will provide around 10% of our electrical energy requirements when averaged over the course of a day. A site large enough to host a 150MW installation with limited potential for other land use has been identified close to Driefontein. We intend to launch permitting applications early in 2015, and anticipate that we will be able to start independent generation of captive electricity for our operations during 2017.

Sibanye has undertaken several studies into other alternative energy sources that we consider reliable and over which we will be able to exercise some control. To this end, we are completing an in depth investigation into coal fired power stations varying in size from 200MW to 600MW. A key aspect of this will be ensuring reliable quality coal sources. We are also engaging with technology partners in order to develop a deeper insight into independent power generation. It is our intention to become fully independent of Eskom over the next few years, as this will make a material difference to production costs.

A MORE CERTAIN REGULATORY ENVIRONMENT

Regulatory compliance has been another area which has caused concern amongst investors as certain elements of the Mining Charter are ambiguous. We welcome the upcoming mining sector audit process by the DMR, and expect it to provide welcome clarity and greater certainty. We have deployed significant resources and effort in the last two years to ensuring the Group’s compliance with the Mining Charter, and we are confident of our compliance and legal position ahead of the audit by the DMR.

CONCLUSION

Sibanye, underpinned by its high quality operations, which generate solid, consistent cash flow, will continue to deliver superior value for all stakeholders, consistent with its vision. Sibanye is well positioned to sustain its cash flow by developing organic projects and is well positioned financially and strategically to take advantage of any acquisition opportunities which meet our investment criteria and support our dividend strategy.

2015 poses some challenges, particularly in the first six months, but we believe we have positioned the Group well to endure and overcome any scenarios we might face. We should emerge in the latter part of the year with a clearer understanding of our position, particularly in relation to our labour relations environment and regulatory compliance. This is positive and will allow us to make the strategic decisions which will allow us to achieve our long term goals.

I would like to thank my Executive colleagues and the Board for its support and guidance throughout the year and would like to thank the rest of our team at Sibanye for the commitment and cooperation shown throughout the year. I am positive that by continuing to embrace our CARE values and working together as a team, we can build on the foundation we have laid and develop Sibanye into the leading South African mining company it can be.

Neal Froneman

Chief Executive Officer

23 March 2015

Sibanye Gold Integrated Annual Report 2014	31

STRATEGIC LEADERSHIP CFO’S REPORT

CFO’S REPORT

The year under review was operationally and financially consistent with our forecast. A solid production result again underpinned delivery of an industry leading dividend yield to shareholders. This consistency resulted in our share price significantly outperforming most listed global gold companies and the gold price ending the year as one of the top performing stocks on the JSE. Our share price increased by 83% in 2014, lifting our market capitalisation to R20.3 billion by 31 December 2014.

This performance reflects growing market acceptance of our ability to deliver on Sibanye’s strategy as well as an appreciation of our inherent value offering. We have proven the effectiveness of our operating model and structures, and our ability to turn around mature mines. This places us in an excellent position to maintain the performance at our existing operations as well as growing the company through smart, value-accretive acquisitions.

GOLD PRICE AND EXCHANGE RATE

In 2014, the average US dollar gold price received declined by 10% to US$1,267/oz (2013: US$1,408/oz) while the 13% increase in the average exchange rate to R10.82/US$ (2013: R9.60/US$), meant the rand price of gold received was 1% higher at R440,615/kg (2013: R434,663/kg).

PRODUCTION

Sibanye produced 49,432kg (1.59Moz) of gold in 2014. This was in line with prior guidance, despite the loss of over 500kg due to the underground fire at Driefontein early in the year and the impact of Eskom load shedding in the latter half of the December quarter on the operations.

Uranium production from Cooke continued uninterrupted from May 2014, resulting in inventory of approximately 180,000lb at year end. No uranium was sold during the year.

FINANCIAL PERFORMANCE

Revenue increased 13% to R21.8 billion, from R19.3 billion in 2013. The 11% year-on-year increase in production translated into R2.2 billion additional revenue. The higher gold price contributed R300 million to revenue for the year.

Operating costs increased by R2.3 billion or 20% year-on-year, primarily due to the incorporation of Cooke from June 2014. Cooke added R1.7 billion to operating costs. Costs at Beatrix, Driefontein and Kloof rose by R0.6 billion or 5% mainly due to increased volumes treated. Operating cost on a per kilogram basis at Beatrix, Driefontein and Kloof rose by only 4% due to the 1% increase in gold production.

The average All-in sustaining cost per kilogram, the total cost of producing each kilogram of gold, rose by 3% at Beatrix, Driefontein and Kloof. This was substantially below the national consumer price inflation rate of 6.1%, and reflected operational restructuring and our focused approach to containing or reducing costs. This modest increase indicates that the Group managed to overcome the substantial increases in labour and electricity costs that, respectively, contribute some 47% and 19% of total operating costs and which are beyond the Group’s control.

Labour costs increased by 8% year-on-year due to the inclusion of the Cooke assets for seven months. Labour cost at Beatrix, Driefontein and Kloof, however, reduced year-on-year mainly due to the operational rightsizing undertaken during the 2013 year. The overall cost of electricity rose by 18%, again due to the inclusion of the Cooke assets. Excluding the Cooke assets, the increase was only 5%, which was significantly lower than the regulated tariff increase. The fact that unit costs rose by a substantially lower rate than those of labour, power and general inflation is indicative of our strict control of costs and the progressive, non-disruptive rightsizing of our employee base.

For the 2015 financial year and with the full integration and consolidation of Cooke, we are targeting average unit cost increases of between 5% and 6%. Again, this should be seen against our expectation of above inflation increases. We will, however, be relentless in our efforts to work out these inflationary increases.

Operating profit of R7.5 billion was in line with the R7.4 billion reported the year before. Profit for the year, however, dipped 11% to R1.5 billion from R1.7 billion in 2013 mainly as a result of a net loss on the 33.1% share in Rand Refinery of R480 million.

Earnings attributable to the owners of Sibanye for 2014 of R1.6 billion compared with R1.7 billion in 2013 were affected by the loss on Rand Refinery, share-based payments, losses on financial instruments and foreign exchange, impairments, tax and royalties.

Headline earnings, after adjusting earnings for a R120 million impairment charge in respect of Sibanye’s investment in Rand Refinery, a R114 million impairment of the Python Plant and a R360 million impairment reversal of Beatrix West Section, were 39% lower at R1.4 billion.

Like-for-like comparisons between earnings per share (EPS) and headline earnings per share (HEPS) for the year ended 31 December 2014 and the comparable period in 2013 are distorted as a result of a 28%

32	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP CFO’S REPORT

increase in the weighted average number of shares year-on-year. This difference is primarily due to the fact that, until its unbundling from Gold Fields in mid-February 2013, Sibanye only had 1,000 shares in issue. The weighted average number of shares in issue in 2013, was 650.6 million, compared with the 735.1 million shares in issue at 31 December 2013.

For the acquisition of the Cooke assets during May 2014, Sibanye also issued 156.9 million new ordinary shares to Gold One, which resulted in the weighted average number of shares in issue for the year ended 31 December 2014 being 835.9 million with 898.8 million shares in issue at year end.

Mainly as a consequence of the difference in the weighted average number of shares between the periods, EPS and HEPS for the year ended 31 December 2014 were 28% and 52% lower respectively than the reported EPS of 260 cents per share and HEPS of 355 cents per share for the year ended 31 December 2013. At 31 December 2014, EPS was 186 cents per share and HEPS was 170 and cents per share.

DEBT

Group debt increased from R2.0 billion to R3.2 billion mainly due to the inclusion of the Burnstone Debt and the funding of Rand Refinery. The R1.1 billion debt attributable to the Burnstone project has no recourse to Sibanye’s balance sheet and is ring-fenced to the Burnstone project. The cash inflows from the Burnstone mine will be applied to reduce this debt.

Sibanye repaid R656 million debt assumed through the acquisitions of Wits Gold and Cooke, and repaid R900 million under the R4.5 billion Facilities. On various dates during 2014, Sibanye made additional drawdowns of R500 million and, on 18 December 2014, Sibanye borrowed a further R385 million to fund its portion of the Rand Refinery loan, increasing its debt under the R4.5 billion Facility to just below R2.0 billion.

Net debt, excluding the Burnstone Debt, increased from R0.5 billion to R1.5 billion. This increase is post cash outflows of unusually high royalty, tax and dividend payments of approximately R3.0 billion due to the timing of the year end, the repayment of R1.6 billion debt and the R415 million purchase consideration for Wits Gold.

CASH FLOW

Cash generated by operating activities was steady year-on-year at R7.1 billion. Net cash inflows from operating activities decreased from R6.4 billion in 2013 to R4.1 billion in 2014. The items contributing to the year-on-year decrease of R2.3 billion were due to the factors in the table below:

CAPITAL EXPENDITURE

Capital expenditure during the year under review amounted to R3.3 billion and was largely devoted to maintaining infrastructure and to developing ore reserves. ORD has increased substantially in the past two years as we continue to increase flexibility at our operations in order to ensure sustainability of production.

Of the R3.3 billion capital expenditure in 2014, almost two thirds or R2.1 billion was directed towards ORD across the Group. Of the remainder, some R1.0 billion was directed towards maintaining infrastructure with the balance of R133 million spent on projects at the Cooke operations and the Burnstone mine.

Capital expenditure is planned to increase by 10% to R3.6 billion largely due to a R400 million increase in expenditure on projects to extend the operating lives of the mines and on growth projects such as Burnstone.

DIVIDENDS

Reflecting the Board’s confidence in the outlook for the Group, a final dividend of 62 SA cents per share was declared on 19 February 2015 in respect of the six months ended 31 December 2014. This brought the full year dividend to 112 SA cents per share which, at 44% of normalised earnings, was above the range of between 25% and 35% defined by Sibanye’s dividend policy. Normalised earnings are defined as basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and its share of results of associates after taxation.

CONCLUSION

2014 was a year of financial and operational consistency. The industry leading dividend of 112 SA cents per share was underpinned by solid production results and our relentless efforts to mitigate inflationary cost pressures. All-in sustaining cost for the Group of R372,492/kg (US$1,071/oz) was in line with guidance, and annual increases were maintained at well below historical mining inflation rates.

Charl Keyter

Chief Financial Officer

23 March 2015

R million
Increase in cash generated by operations mainly due to increase in gold production	241
Increase in cash-settled share-based payments paid	(163)
Decrease in release from working capital	(354)
Decrease in interest paid	132
Increase in royalties paid[1]	(401)
Increase in taxes paid[1]	(1,042)
Increase in dividends paid	(733)
Other	13
Decrease in cash flows from operating activities	(2,307)

[1]   The increase in royalties, taxation and dividends paid was due to additional payments made during 2014 compared with 2013.

Free cash flow – cash from operating activities before dividends, less additions to property, plant and equipment at R1.8 billion – was 52% lower due to the aforementioned factors.

Cash outflows from investing activities increased from R3,072 million in 2013 to R4,309 million in 2014 mainly due to an increase in capital expenditure of R349 million, the acquisitions of Wits Gold, Cooke and Burnstone for R616 million and the loan advanced to Rand Refinery of R385 million.

Cash and cash equivalents at year end amounted to R0.6 billion.

Sibanye Gold Integrated Annual Report 2014	33

STRATEGIC LEADERSHIP MANAGEMENT

MANAGEMENT

SHADWICK BESSIT (52)

SENIOR VICE PRESIDENT: UNDERGROUND

OPERATIONS – KLOOF AND DRIEFONTEIN

National Higher Diploma, Technikon

Witwatersrand

Executive Development Programme, Gordon

Institute of Business Science

South African Mine Manager’s Certificate

of Competency

Prior to joining Gold Fields on 6 July 2012, Shadwick Bessit pursued personal business interests from 2010 to 2012 and was Executive Director: Operations at Impala Platinum Holdings Limited (Implats). He occupied this position from 2005 to 2010 after joining Implats in November 2002 as General Manager. Previously, he was employed at AngloGold Ashanti from 1986 to 2002 where he moved through the ranks to General Manager level at the Deelkraal, Elandsrand and Savuka mines.

HARTLEY DIKGALE (54)

SENIOR VICE-PRESIDENT: GENERAL COUNSEL

AND LEGAL, COMPLIANCE AND ETHICS

BIuris, University of the North

LLB,HDip (Company Law), University of the Witwatersrand

LLM, Vista University

Hartley Dikgale is an admitted advocate of the High Court of South Africa and has more than 30 years of corporate experience as a business executive. He has served on more than 20 boards of directors of listed and unlisted companies. He was introduced to the mining sector in 2004 when he was appointed to the Board of Pamodzi Gold Limited (Pamodzi) as a non-executive director. He has worked for, among others, Sanlam Limited (Sanlam), Old Mutual, the Independent Communications Authority of South Africa, Rand Water Board and Pamodzi Investment Holdings Proprietary Limited. In recent years (from 2010 to 2012), Hartley has worked for Rand Uranium Proprietary Limited (Rand Uranium) in an executive capacity as Senior Vice President: General Counsel. When Gold One acquired Rand Uranium, Hartley joined Gold One as Senior Vice President: General Counsel from 2012 to 2013. Hartley joined Sibanye in May 2013 where he now serves in a similar capacity.

CAIN FARREL (65)

CORPORATE SECRETARY

MBA, Southern Cross University, Australia

FCIS

Cain Farrel was appointed to his position on 1 January 2013. Before then, and from 1 May 2003, he was Company Secretary at Gold Fields. Previously, Cain served as Senior Divisional Secretary at Anglo American. He is a Past President and former director of the Southern African Institute of Chartered Secretaries and Administrators (SAICSA).

NASH LUTCHMAN (52)

SENIOR VICE PRESIDENT:

PROTECTION SERVICES

BA (Hons) (Criminology),

University of KwaZulu-Natal

Nash Lutchman has more than 25 years’ experience in the policing and security environment. He enlisted in the South African Police Service (SAPS) in 1987 and rose through the ranks from Constable in 1988 to Brigadier in 1999. During his time with the SAPS, Nash served in various divisions at senior level. In 2004, he joined the De Beers group as Security Manager in Kimberley and held other key positions as Group Crime and Intelligence Manager, Regional Security Manager, Group Investigations and Crime Information Manager, before being appointed to head the Security division at De Beers Consolidated Mines Limited (De Beers). In 2008, Nash joined Gold Fields as Manager: Special Investigations and was appointed Senior Manager and Head of Gold Fields Protection Services in July 2009. In March 2014, Nash was appointed as Senior Vice President responsible for developing and delivering a holistic protection strategy for Sibanye.

DAWIE MOSTERT (45)

SENIOR VICE PRESIDENT:

ORGANISATIONAL EFFECTIVENESS

Diploma in Labour Relations

MDP (Adv Labour Law)

MBA, University of South Africa

Dawie Mostert, who has more than 18 years’ experience in the mining industry, was appointed to his position on 1 January 2013. Prior to joining Sibanye, he served as Vice President: Commercial Services at Gold One in 2012 and Vice President: Human Capital at Great Basin Gold from 2006 to 2012. Prior to joining Great Basin Gold in 2006, he was Executive: Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the acquisition transformational team and was appointed Mine Manager at Elandsrand mine from 2001 to 2002.

ADAM MUTSHINYA (51)

SENIOR VICE PRESIDENT: HUMAN CAPITAL

BAdmin (Hons) (Industrial Psychology),

University of Venda

Adam Mutshinya was appointed to his position on 1 March 2013. Prior to this appointment, from 1 December 2012, he was Vice President and Head of Human Resources: South Africa Region for Gold Fields. Before that he was Vice President and Head of Group Talent Management at Gold Fields. Prior to joining Gold Fields in November 2011, Adam was with the South African Forestry Company Limited (South African Forestry Company) as Group Executive: Human Resources and Senior Group Executive: Human Capital from September 2006 to June 2011. He has also held various positions at Amplats where he was Human Resource (HR) Manager: Platinum Expansion Programme, HR Manager: Smelter Operations and Group HR Manager: Transformation between October 2003 and August 2006.

34	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP MANAGEMENT

DICK PLAISTOWE (65)

SENIOR VICE PRESIDENT: METALLURGY AND

SURFACE OPERATIONS

BSc (Hons) (Mining Engineering), University of

Nottingham

South African Mine Manager’s Certificates of

Competency (Metalliferous and Fiery Coal Mines)

Programme for Management Development,

Harvard Business School

Programme for Management Development,

University of South Africa

Dick Plaistowe has more than 40 years’ experience in the mining industry with extensive strategic, operations and project management experience. He also has 20 years’ experience in the surface retreatment business and was CEO responsible for the listing of Crown Consolidated Gold Recoveries (now incorporated within DRDGOLD Limited) on the JSE in 1997 and the formation of Mine Waste Solutions Proprietary Limited in 2000 where he was CEO until 2005. He was recruited by Gold One in August 2011 to develop a surface retreatment business following Gold One’s acquisition of Rand Uranium in 2011. Dick joined Sibanye in June 2014.

WAYNE ROBINSON (52)

SENIOR VICE PRESIDENT: UNDERGROUND

OPERATIONS – BEATRIX AND COOKE

BSc (Mechanical Engineering),

University of Natal

BSc (Mining Engineering), University of the

Witwatersrand

PrEng

South African Mine Manager’s Certificate

of Competency (Metalliferous)

South African Mechanical Engineer’s

Certificate of Competency

Wayne Robinson has worked in the South African gold and platinum mining sectors for more than 25 years with experience in underground mine management. Prior to joining Sibanye, he was the Executive Vice President of Cooke Operations and served on the Gold One Executive Committee from 2012 to 2014. He has held senior management positions at Eastern Platinum Limited from 2006 to 2012, Richards Bay Minerals, from 2005 to 2006 and Gold Fields, having qualified as a mechanical and mining engineer.

RICHARD STEWART (39)

SENIOR VICE PRESIDENT:

BUSINESS DEVELOPMENT

BSc (Hons), PhD (Geology),

University of the Witwatersrand

Richard Stewart has over 15 years’ experience in South Africa’s geological and mining industries, and is a professional natural scientist registered with the South African Council for Natural Scientific Professions. Prior to joining Sibanye in 2014, he held management positions in the Council for Scientific and Industrial Research (CSIR) Mining Technology division, Shango Solutions, Uranium One and as an investment consultant for African Global Capital Proprietary Limited. In 2009, Richard joined Gold One where he served as Executive Vice President: Technical Services. He was also CEO of Goliath Gold.

PETER TURNER (58)

SENIOR VICE PRESIDENT: TECHNICAL SERVICES

National Higher Diploma (Mechanical

Engineering), Vaal Triangle Technikon

South African Mine Manager’s Certificate

of Competency (Metalliferous)

South African Mechanical Engineer’s

Certificate of Competency

Peter Turner was appointed to this position in 2015. He has more than 39 years’ experience in the mining industry as a senior executive at Anglo American, AngloGold Ashanti and Gold Fields prior to joining Sibanye. Peter has worked in deep-level and open-pit operations throughout Africa, including Mali, Ghana, Namibia and Tanzania. He began his career as an engineering trainee at Vaal Reefs in 1975, having qualified as a mechanical and mining engineer.

ROBERT VAN NIEKERK (50)

SENIOR VICE PRESIDENT:

ORGANISATIONAL EFFECTIVENESS

National Higher Diploma (Metalliferous

Mining), Technikon Witwatersrand

BSc (Mining Engineering), University of the

Witwatersrand

South African Mine Manager’s Certificate

of Competency

Robert van Niekerk was appointed to this position in February 2013. Prior to joining Sibanye, he was the Senior Vice President and Group Head of Mining at Gold Fields from November 2011. He previously occupied several senior management positions at Gold Fields (from September 2009 to November 2011) and Amplats as well as management positions at Uranium One and Gold One. Robert began his mining career in 1982 as a Barlow’s Learner Official and progressed through the mining ranks at a number of South African underground and surface operations.

JAMES WELLSTED (45)

SENIOR VICE PRESIDENT: INVESTOR RELATIONS

BSc (Hons) (Geology), University of

the Witwatersrand

PDM, Wits Business School

James Wellsted was appointed to this position on 1 January 2013. Prior to joining Sibanye, and from 2011, he was a mining analyst at JP Morgan Securities South Africa Proprietary Limited, covering the South African diversified mining sector. James was also Executive Head of Investor and Media Relations at Mvelaphanda Resources Limited for seven years until its unbundling in 2011. Between 1998 and 2004, James was an analyst at JP Morgan, covering South African and African gold mining companies, and contributing to JP Morgan’s supply and demand and gold price forecasts.

Sibanye Gold Integrated Annual Report 2014	35

STRATEGIC LEADERSHIP MANAGING RISK, IDENTIFYING OPPORTUNITIES

MANAGING RISKS, IDENTIFYING OPPORTUNITIES

RISK MANAGEMENT OVERSIGHT, RESPONSIBILITY AND GOVERNANCE

Sibanye’s Risk Management Policy, strives to manage risk effectively to protect the Group’s assets, stakeholders, environment and reputation to ensure that we achieve our business objectives. The aim of the risk management framework is to achieve a fuller understanding of the reward/risk balance and seek to reduce the likelihood and consequences of adverse effects to levels that are within our risk appetite/tolerance, and to achieve continuous improvement in the management of our risks, thereby enhancing the degree of certainty of achieving our objectives.

The Board believes that Sibanye’s risk-management policies, practices and management systems are sound, well-established and entrenched at the operations. The Group has implemented an Enterprise Risk Management guideline, which is aligned with the ISO 31000 international risk-management standard and the governance principles enshrined in King III.

Our objectives are:

—  to identify, assess and manage risks in an effective and efficient manner;

—  to make decisions based on a comprehensive review of the reward-to-risk balance;

—  to provide greater certainty on the delivery of objectives; and

—  to fulfil corporate governance requirements.

Underpinning these objectives, the Group has implemented the following actions:

—   introduction of a comprehensive and systematic risk-assessment and reporting process across the organisation;

—  creation of an environment where risks are controlled and mitigated within the accepted and approved Sibanye risk-tolerance levels;

—  integration of the outputs of specialist risk functions to provide an informed view of the risks associated with the business activities;

—  achieved appropriate risk-management awareness in business processes with emphasis on risk management instilled in all associated stakeholders;

—  fostered a culture of continuous improvement in risk management by aiming to achieve best practice standards, supported by audit and review processes; and

—  creation of an appropriate risk-financing programme based on the risk profiles developed in the assessment process.

PROCESS AND SYSTEMS

The strategic risk register maintained at corporate level is reviewed twice a year by the Risk Committee. In addition, the operations have a formal quarterly risk-review process, which follows a formalised responsibility structure and includes support services, engineering, health and safety and environmental staff – where the risk registers are discussed and updated. Should any additional risks be identified, plans to address them are implemented. At the operations, risk assessment is a daily activity and work areas are assessed daily in terms of their compliance with the requirements.

At corporate level, the risk owner is represented on the Executive Committee (Exco). Responsibility for mitigating risks is given to representatives of relevant departments. Emphasis is placed on the business taking ownership of risk.

The Internal Audit Department is responsible for conducting annual audits on mitigation actions, and reports four times annually to the Audit Committee.

36	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP MANAGING RISK, IDENTIFYING OPPORTUNITIES

Sibanye Gold Integrated Annual Report 2014	37

STRATEGIC LEADERSHIP MANAGING RISK, IDENTIFYING OPPORTUNITIES

MANAGING RISK, IDENTIFYING OPPORTUNITIES

CONTINUED

Risk		Mitigation
Labour relations/wage negotiations Sibanye’s operations and profits may be adversely affected by disruptions arising from strikes and union activity, especially during the upcoming wage negotiations.

—  Information gathering capability and contingency planning

—  Contingency planning for safety and security of employees

—  Contingency strike plan

—  Create opportunities for employees to share in Group’s profits through improved labour productivity

—  Employee relations practices and policies

—  Improved communications with workforce

—  People at Sibanye model

—  Update risk assessment and emergency procedure

Power constraints and cost increases

Power stoppages, fluctuations and usage constraints may force Sibanye to halt or curtail operations, and increased power cost increases may adversely affect Sibanye’s operational results.

—   Focus on power saving target of 3% reduction in 2015

—   Investigate own power generation project

—   Monthly meetings with Eskom

—   Quality-of-supply contract in place

—   Reduce use of compressed air and water on all shafts

—   Regular interaction between Eskom and management on maintenance plan

Failure to deliver on operational and financial plans

Due to the nature of deep level gold mining and poor labour productivity, operational production targets may not be met, which will affect the profitability of Sibanye’s operations and the cash flows generated by those operations.

— Improve rates of development — Specific work arrangements — Surface operations: ongoing mineral resource management evaluation

Profitability of Cooke operations

To the extent that Sibanye seeks to expand through acquisitions, it may experience delays or other issues in executing acquisitions or managing and integrating the acquisitions with its existing operations.

— Business and strategy planning process — Communication with internal stakeholders — Cooke integration project — Stakeholder engagement

38	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP MANAGING RISK, IDENTIFYING OPPORTUNITIES

Risk	Mitigation

Mine accidents and seismicity-related incidents

Due to the nature of deep-level gold mining, industrial and seismicity accidents may result in operational disruptions, such as stoppages, which could result in increased production costs as well as financial and regulatory liabilities.

— Characterising the time distribution of seismicity to minimise exposure
— Engineering out risk initiatives
— Fall-of-ground initiatives and action plan
— Integrated focus on safety and health strategy

Non-delivery on the MPRDA, Mining Charter, and social and labour plans

Sibanye’s mineral rights are subject to legislation in terms the MPRDA, the Mining Charter, and social and labour plans. Non-delivery could result in loss of the mining licence and impose significant costs and burdens.

— Community and labour-sending areas strategy
— Development of transformation strategy
— Establishment of Securing our Social Licence to Operate committee
— Senior counsel opinions on BEE status
— Submission and implementation of SLPs

Volatility in gold price and exchange rates

Changes in the market price of gold, which can fluctuate widely, affect the profitability of Sibanye’s operations and the cash flows generated by those operations. Because gold is generally sold in US dollars, while Sibanye’s production costs are primarily in Rand, Sibanye’s operating results and financial condition may be materially harmed if there is a material adverse change in the value of the Rand.

— Capital containment
— Continuous business re-engineering
— High-grade mining in low gold price scenario
— Low-cost operating strategy
— Section 189 of Labour Relations Act, process for structural alignment

Erosion of All-in cost margins as a result of rising mining input costs

Increases in the prices of production inputs may have a material adverse effect on Sibanye’s operations and profits. Our business is subject to high fixed costs, which may impact its profitability.

— Cost reductions identified on ongoing basis
— Energy-conservation strategy and initiatives
— Procurement: aggressive supplier price negotiations
— Procurement: economies of scale

Theft of product, gold-bearing material explosives and copper, as well as illegal mining

Theft of gold and production inputs, as well as illegal mining, occur on some of Sibanye’s properties. These activities are difficult to control, can disrupt Sibanye’s business and could expose Sibanye to liability.

— Illegal mining action plan
— Improved access controls
— Increased guarding complements at shafts
— Introduction of low-dosage X-ray scanners
— Secure Eskom substations
Aging infrastructure Due to aging infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents.	— Capital expenditure linked to infrastructure risk assessment
— Maintenance risk register
— Regular shaft infrastructure maintenance management inspections
— Non-destructive testing of infrastructure
— Recovery plan to expedite shaft steelwork maintenance

Sibanye Gold Integrated Annual Report 2014	39

STRATEGIC LEADERSHIP ENGAGING WITH STAKEHOLDERS

ENGAGING WITH STAKEHOLDERS

Stakeholders are an integral part of our business and meeting stakeholder needs is critical to our sustainability.

We believe in proactive, open and constructive stakeholder engagement, which informs participative decision-making.

We aim to:

—   strategically inculcate a culture of effective engagement within our organisation;

—  develop and implement formal and informal systems of communication for the benefit of the Group and our stakeholders;

—  ensure that we regularly engage on and respond to issues that are material to our stakeholders;

—   accurately understand the influence of our business activities on stakeholders and the potential impact stakeholders may have on the business, whether positive or negative, to enhance the engagement process;

—  ensure that we engage in a manner that is timely, accurate and relevant; and

—  continuously monitor, review and improve our engagement activities.

40	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP ENGAGING WITH STAKEHOLDERS

SIBANYE’S PRIMARY STAKEHOLDERS
Local and provincial government	— West Rand District Municipality — Westonaria Local Municipality — Merafong Local Municipality — Matjhabeng Local Municipality — Masilonyana Local Municipality	— Lejweleputswa District Municipality — Gauteng Provincial Government — Free State Provincial Government — Dipaleseng Local Municipality — Randfontein Local Municipality
National government	— Department of Mineral Resources — Department of Labour — Department of Education — Department of Higher Education — Department of Environmental Affairs	— Department of Water and Sanitation — Department of Health — Department of Rural Development and Land Reform — Portfolio Committee on Mineral Resources — National Treasury
Non-governmental organisations	— Wildlife and Environment Society of South Africa — Earthlife Africa	— Federation for a Sustainable Environment — Groundwork South Africa
Forums/key institutions	— Chamber of Mines of South Africa — Suppliers/contractors — West Rand District Mining Forum	— Merafong Community Mining Forum — Far West Rand Dolomitic Water Association water users’ forum
Organised labour	— Association of Mineworkers and Construction Union — National Union of Mineworkers	— Solidarity — United Association of South Africa — Sibanye Group Leadership Forum
Regulators	— Department of Mineral Resources — Department of Water and Sanitation — Department of Environmental Affairs — National Nuclear Regulator	— National Energy Regulator of South Africa — JSE — New York Stock Exchange/US Securities and Exchange Commission
Communities	— Tin City — Kokosi — Theunissen — Welkom — Virginia — Blybank	— Hillshaven — Glenharvie — Fochville — Bekkersdal — Simunye — Randfontein — Balfour
Media	— National media — Regional and local media	— Specialist trade media — Websites
Other	— Sibanye Board of Directors — Employees — Sibanye Executive Committee — Investors/Providers of capital (shareholders and banks)	— Retired employees — Families of employees — Mining units — Board committees (Safety, Health and Sustainable Development, Social and Ethics, Audit and Risk)

Sibanye Gold Integrated Annual Report 2014	41

STRATEGIC LEADERSHIP MATERIAL ISSUES

MATERIAL ISSUES

DETERMINING MATERIALITY

In our 2013 report, we described the process we followed to identify our material issues for the business through:

—  internal and external environmental scanning;

—  scrutiny of our risk register;

—  feedback from stakeholders; and

—  assessment of management.

Following the publication of our 2013 report, we embarked on a process to define our report content and aspect boundaries, and in so doing confirmed our material issues.

The issues have not changed significantly since 2013, although we have chosen to represent them differently in three stages (below), namely:

—  Securing today’s business: those issues that are material to the Group and its stakeholders that determine our ability to operate today (short term).

—  Sustaining the business for tomorrow: those issues that we need to work on today and in the near future so that we can sustain the business in the future (medium term).

—  Securing tomorrow’s business: those issues that we need to start addressing now so that our business can thrive and grow (long term).

These material issues are addressed throughout our report.

42	Sibanye Gold Integrated Annual Report 2014

STRATEGIC LEADERSHIP MATERIAL ISSUES

Sibanye Gold Integrated Annual Report 2014	43

BUSINESS PERFORMANCE

Business

performance

44	Sibanye Gold Integrated Report 2014

BUSINESS PERFORMANCE CONTENTS

CONTENTS
FINANCIAL CAPITAL 4 6	HUMAN CAPITAL 5 0
MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL 7 4	SOCIAL AND RELATIONSHIP CAPITAL 8 8
NATURAL CAPITAL 100

Sibanye Gold Integrated Report 2014	45

BUSINESS PERFORMANCE FINANCIAL CAPITAL

FINANCIAL CAPITAL

46	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE FINANCIAL CAPITAL

Sibanye Gold Integrated Annual Report 2014	47

BUSINESS PERFORMANCE FINANCIAL CAPITAL

FINANCIAL CAPITAL

CONTINUED

GLOBAL GOLD MARKET

Tonnes	2014	2013
Supply
Mine production	3,114.4	3,050.7
Net producer hedging	42.1	(39.3)
Total mine supply	3,156.5	3,011.4
Recycled gold	1,121.7	1,262.0
Total supply	4,278.2	4,273.4
Demand
Fabrication
Jewellery[1]	2,152.9	2,384.6
Technology	389.0	408.2
Sub-total above fabrication	2,541.9	2,792.8
Total bar and coin demand	1,063.6	1,765.4
ETFs and similar products[2]	(159.1)	(880.0)
Central bank net purchases[3]	477.2	409.3
Gold demand	3,923.6	4,087.5
OTC investment and stock flows[4]	354.6	185.9
Total demand	4,278.2	4,273.4

Source: World Gold Council

[1]   Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.

[2]   Exchange traded funds (ETFs) and similar products include Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF and iShares Gold CH.

[3]   Excluding any delta hedging of central bank options

[4]   Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market with an additional contribution occasionally from changes to fabrication inventories.

BLACK ECONOMIC EMPOWERMENT PROCUREMENT

In compliance with the MPRDA and the associated Mining Charter, HDSA suppliers to Sibanye are accorded preferred-supplier status subject to their competitiveness, quality and BEE status.

The Mining Charter requires that mining companies procure at least 40% of their capital goods, 50% of their consumables and 70% of their services from BEE suppliers by 2014. All the targets were met at the Cooke, Driefontein and Kloof operations. Beatrix achieved target in terms of capital and consumables but not for services (69% was achieved in this category).

In creating an enabling environment for local entrepreneurs, Sibanye has developed and implemented an online registration system – the Sibanye Gold Vendor Portal – for all prospective suppliers.

The online system has been temporarily suspended to implement changes that would ease registration, particularly for local small, medium and micro enterprises. The system is due to go live at the end of March 2015. In the meantime, vendors are registered on a database managed by our Vendor Department. We have also appointed an external service provider to visit communities and help vendors to register.

Procurement expenditure by Sibanye amounted to R12 billion (2013: R9 billion)

in 2014, of which R6.9 billion (2013: R5.1 billion) related to discretionary spend. Non-discretionary spend includes expenditure on parastatal entities, banks and government departments, among others. Of the discretionary spend during 2014, 67% (R4.68 billion) was spent with BEE suppliers – 56% (R2.9 billion) in 2013. This spend includes all operations and service departments. Non-discretionary spend refers to all areas where we cannot influence the shareholding of the entity, such as parastatals, financial institutions, training and education entities, and intercompany transfers. Discretionary (procurement) spend refers to all spend excluding non-discretionary spend.

48	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE FINANCIAL CAPITAL

SUSTAINING DIVIDENDS

Our focus on paying shareholders superior dividends, supported by an inclusive and firm approach to stakeholder relations, underpins and informs our corporate strategy and decisions.

Consistent with the commitment to prioritise dividends, a dividend of 112 South African cents per share (2013: 112) was declared for 2014 – a yield of 3.7% at 18 February 2015.

The dividend was equivalent to 44% of normalised earnings, based on the total number of shares in issue. The Board’s decision to maximise the dividend was informed by the intention not to compromise shareholders whose holdings had been diluted by the new shares issued as consideration for the acquisition of the Cooke operations, and which had only contributed to operating and financial results for seven months.

With regard to organic project opportunities, management focuses primarily on opportunities that will extend life-of-mine (LoM) plans in order to sustain the dividend and meet specific investment hurdle rates. To ensure delivery on this aspect of the business and to avoid distracting core production personnel at the operations, a dedicated project team was appointed in 2014 to evaluate, rank and progress organic projects. In addition, a business development function was created to assess external growth opportunities, which may meet the required minimum investment criteria.

Organic projects and external growth opportunities are evaluated using several criteria with strategic, technical and financial parameters, including investment hurdle rates that vary between 15% and 30% (real rates in South African Rands) depending on the level of project confidence.

The following key criteria have guided corporate decisions on project funding to ensure that dividends are not compromised:

•  Projects will be funded primarily from cash flow after dividends. Alternative funding options may be considered where appropriate.

•  Strict filters are applied to organic projects, including assessing each project for risk, returns and the impact of financing on returns.

•  Acquisitions must be earnings-accretive with medium-term potential to support the core dividend strategy.

•  We will pursue value opportunities in other similar mining sectors as long as these opportunities are consistent with our underlying benchmark dividend strategy.

Consistent with the strategy to extend the operating life of the business to ensure the sustainability of the dividend, the acquisitions of Cooke, Wits Gold and Sibanye Gold Eastern Operations Proprietary Limited (SGEO), previously Southgold Exploration Proprietary Limited, the sole owner of the Burnstone gold mine (Burnstone) was exercised.

Capital expenditure in 2015 is planned to increase by 10% to R3.6 billion, largely due to an increase in expenditure on projects to extend the operating lives of the mines and on projects such as Burnstone.

PRODUCTION

Gold production for the year ended 31 December 2014 was in line with guidance at 49,432kg (1.59Moz). This is despite a loss of over 500kg due to an underground fire at Driefontein early in the year and loading shedding by Eskom in the latter half of the December quarter.

The Kloof, Driefontein and Beatrix operations produced 45,127kg (1.45Moz) of gold for the year, which was just over 1% higher than in 2013. Cooke contributed 4,305kg (138,400oz) during the seven months of incorporation into Sibanye with the build-up progressing slower than anticipated. This underperformance occurred primarily at Cooke 4 shaft, and led to a Section 189 restructuring process, which has been completed successfully.

Uranium production from Cooke continued uninterrupted from May 2014, resulting in a stockpile of approximately 180,000lb at year-end. Uranium production costs averaged approximately US$24/lb.

Gold production guidance for the year ending 31 December 2015 is forecast to be between 50,000kg and 52,000kg (1.61Moz and 1.67Moz). Approximately 250,000lb of byproduct uranium production is forecast.

COSTS

Total cash cost for the year of R295,246/kg (US$849/oz) was in line with guidance and with annual increases maintained below historical mining inflation rates. All-in cost range of R375,854/kg (US$1,080/oz). The forecast assumed an average exchange rate of R10.60/US$ while the actual average exchange rate for 2014 was R10.82/US$.

Capital expenditure of R3.3 billion was marginally lower than the guidance of R3.4 billion, mainly due to the deferral of non-core projects to manage cash flows, mostly offset by unbudgeted project expenditure at Burnstone and in ore reserve development (ORD).

For the year ending 31 December 2015, total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz). All-in sustaining cost is forecast at between R380,000/kg (US1,055oz) and R395,000/kg (US$1,100/oz), with All-in cost forecast at between R385,000/kg (US$1,070/oz) and R400,000/kg (US$1,110/oz). Dollar estimates for 2015 are based on an average annual exchange rate of R11.20/US$.

Sibanye Gold Integrated Annual Report 2014	49

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

50	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

Sibanye Gold Integrated Annual Report 2014	51

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

EMPLOYMENT, EMPLOYEE RELATIONS
AND HUMAN RIGHTS

Sibanye’s corporate culture is founded on our “CARE” values (commitment, accountability, respect and enabling), which support our business strategy, and promote competitiveness and success.

Our CARE values are embedded within our business through continuous communication, transformation, education and training. To uphold our values, we have adopted a safety, health and well-being strategy supported by five key pillars:

—   Compliance rules are in place and these need to be followed.

—  Risks that are present in our workplaces and work processes must be identified and engineered out. We must work smarter.

—  Employee well-being is critical to our success.

—  Staying fit and healthy is a joint responsibility.

—  Relationships are important and should be based on mutual respect. managers and employees need to share goals and engage. Teamwork underpins our success. We seek motivated and competent teams.

NEW WAY OF COMMUNICATING

To convey our CARE values to all employees in a commonly understood language, we are in the process of introducing our “New Way of Communication”. The aim of this intervention is to eradicate the use of Fanagalo (the Zulu- based pidgin language mixed with English and Afrikaans, meaning “do it like this”, traditionally used to communicate instructions on South African mines) and replace it with the languages, as identified by Wits Language School (part of the Faculty of Humanities at the University of the Witwatersrand in Johannesburg, South Africa).

We believe that this will enable safer mining with a well-trained, motivated and stable workforce communicating effectively to further embed our CARE culture.

The New Way of Communication involves ongoing training as the language policy is rolled out across the Group.

Employees will receive dictionaries, training manuals, audio discs and DVDs, which will be available on the Sibanye intranet.

At the end of 2014, e-learning resources were provided (by electronic means via the Group’s intranet) to support self-learning by D Band and above (middle management) employees while recognition of prior learning in isiZulu and Sesotho were provided to C Band, D Band and below (supervisory) employees.

Employees at year end
	2014			2013
	Permanent employees	Contractors	Total	Permanent employees	Contractors	Total
Corporate office*	2,895	897	3,792	248	–	248
Beatrix	7,444	806	8,250	7,963	565	8,528
Cooke	5,570	2,051	7,621	–	–	–
Driefontein	10,425	672	11,097	11,860	775	12,635
Kloof	9,791	695	10,486	10,469	766	11,235
Other	3,107	58	3,165	3,628	–	3,628
Total	39,232	5,179	44,411	34,168	2,106	36,274
* The higher number of employees at corporate office in 2014 is due to the inclusion of all operational central services and the assay laboratory.

52	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

Sibanye employed a total of 44,411 (2013: 36,274) people 39,232 full-time permanent (2013: 33,773) and 5,179 full-time contractors (2013: 2,501) in 2014. The net increase in employees at Cooke led to an additional 5,570 permanent employees and 2,051 contractors being integrated into the Group.

•   In terms of Section 197(6) of the Labour Relations Act, 1995 (Act No 66 of 1995) (LRA), the Group reached agreement with stakeholders to terminate the services of employees employed at the Leslie Williams Memorial and St Helena Private hospitals with effect from 1 July 2014 due to the sale of these assets to African Healthcare Proprietary Limited. In this regard, 249 positions were terminated and the majority of these employees were re-employed by African Healthcare.

•   On 12 September 2014, the Group issued Section 189(3) notices to Ezulwini Mining Company Proprietary Limited (Ezulwini or Cooke 4), Rand Uranium (Cooke 1, 2 and 3), Sibanye Gold Limited and Sibanye Gold Protection Services Proprietary Limited due to the dire financial circumstances experienced by Cooke 4 with the possibility of placing the mine on care and maintenance or closing it. Some 1,776 jobs were in jeopardy. During the consultation period, the parties managed to reach agreement on a number of avoidance measures so that no employees were ultimately retrenched.

Changes made to Cooke management structures included one Vice President and general manager terminating their employment, and Cooke 4 being consolidated under the existing Vice President structure.

A total of 80,593 man days were lost to absenteeism without permission and unresolved absences in 2014 – this excludes sick, annual and accident leave shifts.

Minimum notice periods in respect of operational changes are prescribed by legislation. Committed to fair and progressive employment practices, we provide long-term employment opportunities with scope for growth and development of potential in all employees. As people are the mainstay of Sibanye, it is essential that we invest in them to grow the business and ensure its sustainability. By recognising their expertise, skills and talents, we can also run the business more efficiently and cost-effectively.

We also provide training for community members who are not employed by Sibanye – as prospective employees are sourced from these areas adjacent to our operations. Human capital development within these communities is part of our role and obligation in respect of socio-economic development.

Sibanye also provides employees with training in policies and procedures regarding aspects of human rights as part of the Group’s return-from-leave and new-engagement training process. A clear and fair system is in place to deal with discrimination and human-rights breaches.

Our employment practices and policies are further governed by legislation and regulations that have evolved in South Africa’s labour-relations environment and transformation landscape. These include the LRA, the MHSA, the Employment Equity Act, the Skills Development Act, 1998 (Act No 97 of 1998) and Skills Development Levies Act, 1999 (Act No 9 of 1999), the MPRDA, and collective-bargaining and recognition agreements with organised labour.

As far as possible, we seek to employ locals within 50km around local communities at our operations. As at the end of 2014, 31% (2013: 25%) of our employees could be defined as local (drawn from within the province of operation). A large percentage of employees with core skills, experience and many years of loyal service are also drawn from other provinces in South Africa and neighbouring countries (labour-sending areas), within the Southern African Development Community (SADC). A total of 11,311 or 29% (2013: 8,443 or 25%) in 2014 of our employees come from SADC countries. Including contractors, our total labour force comprises 4,192 or 9.4% (2013: 2,845 or 8.4%) female employees.

Lost days due to absenteeism*

Sibanye Gold Integrated Annual Report 2014	53

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

WHAT DOES A SIBANYE EMPLOYEE EARN?

Wages and employee benefits paid to employees by Sibanye amounted to R6,665 million (2013: R6,156 million).

Employees in the gold mining sector – working in underground and surface operations – are among the best paid of South Africa’s industrial workers. Not only are their basic wages higher than those of comparably skilled workers in other industries but a number of additional benefits are included in the overall costs of employment (cost-to-company).

Basic wages and packages vary widely, depending on the skills, responsibility, years of service and accountability each employee brings to the job, and the relative scarcity of available skills. Although basic wages may vary slightly from mine to mine, reflecting the ability of each mine to pay, many cash benefits are common across the entire industry.

The Chamber of Mines has estimated that, on average, South African workers in formal and informal employment earn in the region of R3,000 a month – wages that may rarely be augmented by other cash and non-cash benefits.

Relatively skilled workers in the construction and manufacturing sectors might be able to count on remuneration packages of R5,000 to R6,000 a month.

Since the latest wage increases were implemented in July 2014, the lowest paid entry-level underground gold mine worker has been receiving, on average, a basic cash wage of around R5,700 per month. The increase effective on 1 July 2014, in the second year of implementing the 2013-2015 agreement, applies to employees in the industry’s Category 4 employment band, who constitute relatively unskilled workers in the widely used Paterson Job Grading System.

Basic wages are augmented by agreed cash and other non-cash benefits that boost an individual Category 4 employee’s fixed monthly cost-to-company to more than R9,900 per month. On top of this fixed cost-to-company, variable benefits, such as profit share, bonuses and overtime pay can potentially lift the value of the lowest-paid underground employee’s salary and benefits package to as much as R12,570 per month.

As part of the benefits, employees in the bargaining unit receive a monthly amount for housing and food that equates to R2,000.

Another fixed monthly company-funded benefit accorded employees is a free medical benefit to the value of R980 per month.

It is at the bottom of the industry pay scale that remuneration is most closely comparable from mine to mine. Further up the scale, differentials can appear. As employees acquire more skills and move up through the job categories towards higher basic wages, the fixed monthly payments become a smaller percentage of the remuneration package. There are also special payments for scarce skills, such as rock drill operators, that can vary from mine to mine. At the upper ends of the scale, skilled artisans can earn monthly pre-tax packages of over R30,000 before bonuses and overtime.

Employee costs comprised around 47% (2013: 51%) of total operating costs.

Benefits provided to full-time employees of Sibanye include:

•  membership of pension or provident funds;

•   housing and living out allowances;

•   access to medical care;

•   annual, sick and family responsibility leave;

•   performance bonuses and profit share schemes;

•   annual service increments;

•   life and disability cover;

•   study assistance; and

•   maternity and paternity leave.

54	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

Typical breakdown of guaranteed pay in the gold mining industry with effect from 1 July 2014 (R)				Salary and benefits of an entry level underground employee in the South African gold mining industry (R)
	Entry level (Category 4 employees)	Rock drill operators	Category 8 employees
Basic monthly wage	5,787	7,424	9,102
Employer provident fund contribution	865	1,110	1,361
Medical benefit	982	982	982
Housing benefit/allowance	2,000	2,000	2,000
Holiday leave allowance	482	619	758
Average overtime	1,430	1,056	2,079
Average bonus	1,212	2,074	847
Total monthly average (underground employee)	12,578	15,085	16,949
Annual (underground employee)*	150,936	182,000	203,388
* Applies to all gold mining operations except where agreements to the contrary have been concluded by organised labour

Low basic monthly minimum wages in non-mining industries (R)	These figures do not represent total cost-to-company
as it excludes Unemployment Insurance Fund,
Occupational Injuries and Diseases Act, 1993 (Act No
130 of 1993) and the levy per shift worked in respect
of Occupational Diseases in Mines and Works Act,
				1973 (Act No 78 of 1973)
Steel and engineering			4,912
Motor			3,089
Road and freight			4,007
Civil engineering			3,994
Chemical			4,992
Construction			1,516

Source: www.thisisgold.co.za

Sibanye Gold Integrated Annual Report 2014	55

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

Employee origin by country

as at 31 December 2014 (%)

EMPLOYEE RELATIONS

The mining sector is highly unionised and Sibanye is no exception. At the end of 2014, around 86% (2013: 89%) of Sibanye’s total permanent workforce was unionised. We have three discrete bargaining units (graded in line with the Paterson job grading system), namely Category 4 to 8 employees (various unskilled and semi-skilled employees), Category 9 employees (miners and artisans) and Category 10 employees (officials).

We are guided in our practices by the Labour Relations Act. To gain organisational rights, a union must be registered with the Department of Labour (DoL), and represent at least 35% of employees within a particular bargaining unit. Organisational rights give the union:

•	access to the workplace, allowing qualifying unions to recruit members and host meetings on mine property outside of working hours;

•	access to payroll deduction facilities;

•	the opportunity to elect employee representatives for internal disciplinary processes; and

•	paid leave for representatives to allow them to carry out union-related duties.

Once a registered union reaches a representation threshold within a bargaining unit (which differs at each operation), it is recognised by Sibanye, and thus receives the right to bargain for that particular employee category and various other organisational rights.

Currently, four unions are recognised at Sibanye: the National Union of Mineworkers (NUM), Solidarity, the United Association of South Africa (UASA) and the Association of Mineworkers and Construction Union (AMCU).

There is extensive engagement between management and unions on shaft, mine and company level about many issues, we participate in centralised negotiations on wages and conditions of employment. Negotiations are led by the Chamber of Mines (representing the major gold mining employers) and recognised trade unions (representing their members).

HUMAN RIGHTS

We uphold the basic rights enshrined in the South African Constitution and ensure fair employment practices at all our operations. As a signatory to the United Nations Global Compact (UNGC), Sibanye upholds the 10 United Nations Global Compact principles in the areas of human rights, labour, the environment and anti-corruption. Sibanye joined the United Nations Global Compact in September 2013. The Group submitted its first Communication on Progress report in 2014.

Union representation as at 31 December 2014 (%)*
Category	AMCU	NUM	UASA	Solidarity	Non- unionised

Senior officials	0.41	8.38	25.68	11.49	54.05

Officials	5.52	50.31	17.43	10.48	16.25

Miners/artisans	13.69	42.75	10.26	15.80	17.50

Category 4-8 (unskilled and semi-skilled)	33.95	52.42	0.61	0.05	12.98
Total	28.71	50.60	3.63	2.59	14.46
* According to Sibanye payroll deduction statistics

Employee origin by South African region as at 31 December 2014

56	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

INTEGRATED COMMUNICATION STRATEGY

The objectives of our integrated communication strategy are to:

•    facilitate engendering an organisational culture that is conducive to the sustainable delivery of the business strategy;

•    build the Group profile and manage the Group’s reputation internally and externally;

•    build trust in and affinity with Sibanye through regular and transparent communication (sharing consistent and reliable information); and

•    create capacity and empower management to communicate effectively with stakeholders in order to ensure alignment within the Group.

Our integrated communication strategy ensures that the same message, customised for different audiences and channels, is disseminated throughout the Group, based on our CARE culture, visibility supported by Exco.

HUMAN RIGHTS

We uphold the basic rights enshrined in the South African Constitution and ensure fair employment practices at all our operations. As a signatory to the United Nations Global Compact (UNGC), Sibanye upholds the 10 UNGC principles in the areas of human rights, labour, the environment and anti-corruption. Sibanye joined the UNGC in September 2013. The Group submitted its first Communication on Progress report in 2014.

Sibanye aims to train all security personnel in human rights policies and procedures. A training service provider was not secured in 2014 but training of security employees has been included in the Workplace Skills Plan (WSP) for 2015. The WSP is a strategic training document, published annually, which articulates an employer’s approach to training and development needs in the workplace. It is governed by the Skills Development Act and the Labour Relations Act, compiled jointly by the employer, employee representatives and non-unionised employees. All significant investment agreements and contracts that include human rights clauses were screened in 2014.

We are particularly proud of our constructive employee engagement, and regular and ongoing communication with employees, which aims to uphold human rights and fair employment practices.

We also provide training when employees return from leave.

To this end, we abide by our Code of Ethics and values, which specify our position with regard to upholding human rights and respecting all cultures and customs. Our human capital policies also address the risks related to corruption, child labour or forced labour at any of our operations or among our suppliers, employment equity and employee relations, including discipline and recognition.

A total of 18 (2013: 21) incidents relating to corruption were reported in 2014. These incidents involved fraud with the purpose of obtaining cash and assistance of illegal miners.

A total of six (2013: 32) employees were charged – two were charged criminally and disciplined in terms of Sibanye’s Code of Ethics and four were disciplined in terms of the procedures in the Code of Ethics.

Sibanye Gold Integrated Annual Report 2014	57

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

EMPLOYEE SAFETY, HEALTH AND WELL-BEING

Sibanye’s safety, health and well-being strategy was reviewed at the beginning of 2014, and subsequently rolled-out across the Group.

We aim for zero harm and, to achieve this, we focus on compliance and engineering out risk. This systematic reduction of our

	employees’ exposure to risk in the work environment is achieved by identifying and ranking risks, and then identifying technical and procedural engineering solutions in terms of a risk mitigation hierarchy to eliminate the risk completely, control the risk at source, minimise the risk, provide personal protective equipment (PPE) and monitor risk exposure.	We believe that all accidents are preventable and aim to achieve continuous safety improvement by aligning our beliefs and behaviours with our CARE values, including the goal of zero harm.

Fatalities Medically treated injury frequency rate (per million hours worked)	SAFETY PERFORMANCE

It is with deep regret that Sibanye reports the death of 12 employees during the year under review (nine fatalities in 2013). The Board and management extend their deepest sympathies to the families, friends and colleagues of the deceased.

Senior management intervenes immediately after an incident and a dedicated CEO-led team provides guidance and assistance in order to address the issues that led to each fatality.

Every fatality is one too many, so it is displeasing to report an increase – of some 33% – in the fatal injury frequency rate (FIFR) to 0.12 per million hours worked (2013: 0.10).

In 2014, the lost time injury frequency rate (LTIFR) was 5.87 per million hours worked (2013: 6.13). The serious injury frequency rate (SIFR) was 3.88 per million hours worked (2013: 3.50).

The medically treated injury frequency rate (MTIFR) for 2014 was 3.37 per million hours worked (2013: 4.32).

The total number of recordable injuries was 905 (2013: 907) and the total recordable injury frequency rate (TRIFR) was 9.24 per million hours worked (2013: 10.45).

Sibanye defines injury in terms of three levels of severity: “treat and return” (T&R), lost day and serious injuries.

The international practice of two further classifications of T&R injury type is not practised at most South African operations. All miners, regardless of severity of injury, must be seen by a medical practitioner – this is for reporting/assurance purposes so “minor injuries” are not excluded from safety statistics. All injuries less severe than a lost-day injury are classified as T&R.

We were acknowledged for sustained safety improvements at the MineSafe Conference in August 2014 where Driefontein’s mining unit 4 was awarded first place in the gold mining category.

SAFETY STOPPAGES

A total of 82 (2013: 55) work stoppages were imposed as a result of Section 54 notices by the DMR, and resulted in 99 (2013: 35) production days lost. A Section 54 notice refers to an instruction by the DMR to cease all or part of mining activities if the Chief Inspector of Mines believes that an operation is unsafe.

In addition, the Group initiated 7,776 (2013: 10,383) internal incident reports, which included safety stoppages. Incident reporting is promoted as part of the Group’s safety risk management strategy. In addition, attention is given to near- miss incidents in order to reduce the likelihood of the occurrence of more serious incidents.

58	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

In memoriam

20 February 2014	Mgcineni Mbuzeni Ntuli	Driefontein

11 March 2014	Simthembile Silila Breakfast	Cooke

18 May 2014	Narciso Jose	Kloof

20 May 2014	Moses Ngema	Driefontein

19 June 2014	John Henry Sloane	Kloof

25 June 2014	Tsui Ramonti	Beatrix

9 July 2014	Jerremiah Magagula	Beatrix

17 July 2014	Simon Kganti Magatla	Cooke

21 July 2014	Luthando Mswelanto	Beatrix

22 September 2014	Monyaka Maube Kolobe	Beatrix

6 October 2014	Sitoe Bernado Jorge	Cooke

2 December 2014	Ruan Chris Ferreira	Cooke

Fatal injury frequency rate per operation (per million hours worked)

Lost time injury frequency rate per operation (per million hours worked)	Lost time injuries

Sibanye Gold Integrated Annual Report 2014	59

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

Serious injuries

IMPROVING SAFETY THROUGH TECHNOLOGY

Having identified “safe technology” as a strategic imperative, we established a new operating structure in 2014, headed by Senior Vice President: Safe Technology, assisted by two project engineers. Our Safe Technology team capitalises on Sibanye’s internal wealth of knowledge and experience in investigating, developing and driving innovation.

Since its inception in July 2014, the team established symbiotic relationships with counterparts in the industry, innovative developers and original equipment manufacturers (OEMs) to ensure that safety technology adds value.

Safe Technology strategy also considers ways in which new technology can impact on LoM projections, orebody complexity, productivity profiles and cost pressures, as well as our growing portfolio of capital expansion projects in order to improve productivity. Refinements of the Safe Technology strategy are due to be completed in 2015.

The initial stages of our Safe Technology function comprised a comprehensive review of technologies used in the past, investigation into current industry-relevant technology development as well as establishing collaborative networks with OEMs, research institutions and other mining houses.

Serious injury frequency rate per operation (per million hours worked)

Total recordable injury frequency rate per operation (per million hours worked)

60	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

IMPROVING SAFETY THROUGH TECHNOLOGY
Developing future state mining methods	• 24-7 mining
• In-stope mechanisms
• Non-explosive mining

Safely enhancing current mining practices	• Personnel locator system
• Merchanised pillar extraction
• Reefboring

Capitalising on legacy mining	• Mechanised vampings
• Ultra-fine sweeping

CREATING A SAFER WORKING ENVIRONMENT

The Safe Technology interim strategy is an outcome of a 100-day process carried out to identify the immediate operational needs of the business, and this has steered interventions towards improving the safety, efficiency and productivity of current mining processes with emphasis on reducing employee exposure to danger areas while increasing output and decreasing costs.

PERSONNEL LOCATOR SYSTEM

The personnel locator is a small transmission and receiving device, which will be included in the battery packs of employees and can be activated from surface. The radio waves are transmitted from one locator to the next, forming a transmission web underground and the information is relayed to surface, thereby allowing management to obtain information about where a missing person may be without the need for expensive infrastructure being put in place underground.

DIESEL PARTICULATE MATTER

REDUCTION PROGRAMME

In line with the declaration of diesel particulate matter (DPM) as carcinogenic in 2012, by the International Agency for Research on Cancer, Sibanye’s fleet of diesel-powered locomotives is due to be fitted with mechanisms that reduce employees’ exposure to DPM and other harmful emissions. Testing of a stainless steel mesh exhaust filter to capture exhaust soot and DPM particles has been completed. Exhaust gas samples have been analysed and the report is due to be submitted in the first quarter of 2015. Financial impact analysis of the mesh filter is ongoing.

CRUSH PILLAR EXTRACTION PROJECT

Significant progress has been made at the Cooke 1 shaft, which employs conventional methods to mine high-grade crush pillars. These methods, although proven and successful, are time-consuming in terms of site establishment and offer limited potential to increase production rates due to single-shift time blasting and face availability. To resolve this, Safe Technology has developed a non-explosive, remotely operated mining technique with readily available equipment and suitable support design, which could present a quantum leap in production rates and safety improvements by facilitating continuous mining and removing the operator from the danger zone.

MECHANISED SWEEPING

Complementing the Cooke Crush Pillar Extraction Project, Safe Technology has designed a mechanised ultra-fines sweeping machine. Based on an adaptable platform, the machine is able to operate remotely, and extract ultra-fine material left in old workings, eliminating the need for employees in the danger zone. It is envisioned that the adaptable platform will be coupled with an array of interchangeable attachments, performing multiple operations from surveying to reconnaissance.

24-7 MINING MACHINE

Realising that a paradigm shift in hard-rock mining is required for the Group to remain competitive locally and globally, Safe Technology has begun a stope mechanisation programme aimed at enabling us to remove the operator from danger, reduce costs and paylimits, and enable non-explosive, continuous production.

PROJECT GOLDFINGER

Project Goldfinger – pillar-and-stope mining – is set to begin at Driefontein 10 shaft (Thabelang) testing the reef-boring and mechanisation equipment developed in 2014. The site is being established and it is envisioned that the projects will produce their first ounces by the end of the second quarter of 2015. Following a successful reef-boring development programme, potential has been identified to unlock 2.4Moz in strike and dip pillars across the Kloof and Driefontein operations. This excludes strike and dip pillars in non-operational shafts. Both mining methods significantly reduce employee exposure to dangerous working areas.

Total recordable injuries

Sibanye Gold Integrated Annual Report 2014	61

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

PREVENTATIVE APPROACH TO

HEALTH AND HEALTHCARE

Sibanye has adopted a preventative approach to health and healthcare as opposed to a curative role in order to ensure a healthier and more productive workforce. Preventative programmes are conducted with a view to early detection of disease, timeous management and the provision of healthcare services closer to the operations at the primary healthcare centres and shafts.

We continue to provide all employees with a choice of medical insurance products, including access to an in-house restricted medical scheme (Sisonke Health Medical Scheme), open medical schemes (Umvuzo Health, Discovery Health and Bestmed Medical Scheme) and a comprehensive free medical benefit and services provided by Sibanye Gold Health for employees who do not elect a medical scheme. Employees who require medical insurance for dependants are required to elect a medical scheme option.

The new operational health model has been designed to improve accessibility to healthcare services and quality of care. Our priorities include the construction and refurbishment of shaft infrastructure, and shaft clinics identified as a priority have been put out to tender with a view to completion in 2015. Mining accidents are assessed at shaft level and are referred to an appropriate facility of definitive care, which includes referral to Level 1 trauma units in the greater Johannesburg area and Bloemfontein.

Our health model will be rolled out over three years to, focusing on optimisation, efficiencies and excellence. In 2015 and beyond, we will focus on improving the efficiencies of our model, financially and in terms of quality outcomes performance.

Our strategic objective is to create a healthy and productive workforce through early detection of disease, early intervention in disease processes, and stringent occupational health and safety application of the mandatory code of practice on minimum standards of fitness to perform work at a mine.

Leslie Williams Memorial Hospital in Carletonville and St Helena Hospital, in Welkom, as well as the nursing college and the emergency medical services, were sold to Africa Healthcare in 2014, which assumed management of these facilities on 1 July 2014.

The Carletonville One Stop Occupational Health Centre was officially opened by the Minister of Health at the end of April 2014. The one-stop service for mine workers and former mine workers is a collaborative initiative between the DoL, DoH, DMR and stakeholders to provide health services, health promotion, social services and financial services. Since May 2014, 1,480 former mine employees have visited the Carletonville One Stop Occupational Health Centre and 337 claims have been sent to the (MBOD) Medical Bureau for Occupational Deases for processing.

We recorded an increase in the total medical incapacity rate, up from 17.31 in 2013 to 21.36 in 2014 at all of our operations, including Cooke. We attribute this to the introduction of individualised care management: real-time, on-site case management of all medical interventions and reassessment of an employee’s functional work capacity post illness or injury as required by a specific job for which an employee was employed.

The total death rate of employees in service for 2014 was 7.18 per 1,000 (2013: 9.46 per 1,000), which was below the national death rate of 10.21 per 1,000 in 2014 (2013: 10.67 per 1,000). This is encouraging as we strive to promote and maintain a healthy workforce. The total death rate includes all causes of death arising from mining accidents, motor vehicle accidents, medical conditions, assault and surgical conditions.

ADDRESSING OCCUPATIONAL HEALTH

The most signification occupational diseases encountered at our operations are noise-induced hearing loss (NIHL), (COAD) chronic obstructive airways ddisease, cardio-respiratory tuberculosis (CRTB) and silicosis. The most challenging public health concerns are HIV/ AIDS, tuberculosis (TB), hypertension and diabetes mellitus.

All employees undergo initial and annual medical surveillance, the scope and practice of which are aligned with legal requirements and regional health and safety risks aimed at prevention, early detection and treatment of occupational diseases.

In South Africa, all employees who suffer an occupational injury or illness are insured for medical expenses and compensation depending on the severity, as prescribed by the Compensation for Occupational Injuries and Diseases Act, 1993 (Act No 130 of 1993) and the ODMWA.

62	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

The statutory certificate of fitness and medical surveillance examinations are referred to in the table below.

Medical surveillance and certificate of fitness
	Employees	Contractors	Total 2014	Total 2013

Initial examinations	3,557	2,781	7,369	4,233

Periodic examinations	30,936	2,170	40,480	38,145

Exit	3,700	1,493	5,919	7,477

Other	21,697	1,511	27,520	24,117
Total	59,890	7,955	81,288	73,972

Includes Cooke data from March 2014

Employees are also offered quantitative, confidential health risk assessments, which relate to general health and lifestyle issues, such as hypertension, diabetes, HIV testing, cholesterol, diet and mental health. In 2014, 5,778 (2013: 1,022) health risk assessments were performed in addition to the statutory certificate of fitness. Where necessary, participating employees are referred to appropriate preferred provider practitioners for further management.

As with safety risks, we reduce occupational health risks by proactive engineering aimed at reducing noise and dust levels. Key environmental management measures implemented to reduce noise and dust in 2014 included:

—   tip filters to prevent the liberation of dust into the air;

—   chemical spraying to suppress dust from footwalls in pre-determined main intake airways;

—   mist sprays to suppress dust in ambient air at high dust sources where dust-extraction systems cannot be installed due to site-specific conditions or requirements;

—   dust covers over winch drums to reduce dust exposure for winch operators; and

—   real-time dust measurement equipment to allow for rapid troubleshooting and more comprehensive risk mapping by environmental engineering staff.

The implementation of our noise and dust management strategy is tracked at monthly review meetings. This strategy aims to manage personal exposure to noise and dust, providing information that assists responsible individuals. It also strives to comply with the DMR’s guidelines on airborne pollutants and noise. It supersedes Project 4M, which was compiled and implemented as Gold Fields’ initial formalised response to realising MHSC milestones on noise and dust exposure. It was replaced and rebranded under Sibanye as the noise and dust strategy, which is essentially similar to Project 4M, in terms of content, and has been updated with new initiatives and practices to reduce exposure to noise and dust.

The objectives of our noise and dust management strategy are to:

—   reflect the application of management responsibility for noise and dust through management structures, policies, procedures and organisational arrangements appropriate for the nature and extent of the risks;

—   implement optimisation principles that eliminate potential exposure and mitigate the consequences of incidents and accidents;

—    enable the determination of a statistical number of measurements that estimate individual worker exposure as described in the guidelines;

—   enable selection, procurement, utilisation and maintenance of personal dosimeters, sampling pumps and area monitors to provide a reliable measurement of noise and dust levels for all practical situations; and

—   enable all mining units to measure the effectiveness of their implemented engineering controls.

At a meeting in 2014, Sibanye’s Risk Committee discussed the potential penalties for over-exposure and referred the matter to the Chamber of Mines, including employer groupings, for further discussion.

Sibanye does not prevent a person from applying for work at any of its operations if previously exposed to any occupational health risk. A thorough assessment will be conducted to ascertain any impairment as a result of exposure, and a certificate of fitness will be issued if the individual is not at risk.

ADDRESSING HEALTH RISKS AT SOURCE

We achieved 22.5% against our own target of 20% of dust exposure readings above 0.05mg/m3 which is lower than the statutory level, in 2013 and 18.6% in 2014. The target was adopted to ensure compliance with the Mine Health and Safety Council (MHSC) milestone of no more than 5% of readings above 0.1mg/m3 by December 2008 we have consistently achieved this target with brief deviations. Our target is reduced annually. The Group has met the MHSC target over the years with brief deviations from time to time but this was controlled immediately when detected

Given underground conditions and employee activities, work continues to ensure that PPE provided to our employees is suitable and effective. We have decided that the use of “air curtain” hard hats will be determined by the risk presented at the time. FFP3 dust masks are due to be handed out to locomotive drivers, to protect them from DPM, in 2015. The air curtain provides a clean source of air in the employee’s breathing zone. The masks are designed to capture smaller particulate matter such as DPM.

Sibanye Gold Integrated Annual Report 2014	63

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

Noise induced hearing loss

(per 1,000 employees at risk)

Noise-induced hearing loss (NIHL)

A preventable disorder, even in noisy industrial environments, provided that hearing protection devices and other avoidance mechanisms are used judiciously, NIHL may be caused by repeated or extended exposure to sound at or above 85 decibels (dBA) over a prolonged period that causes irreparable damage to the sensitive structure within the inner ear. The MHSC requires that the total noise emitted by machinery may not exceed a sound pressure level of 110dBA in any location or workplace. Sibanye’s internal target requires that noise emitted by machinery does not exceed 105dBA. The MHSC target was achieved by withdrawing machinery exceeding the target and adopting a Buy Quiet Policy, which is due to be implemented in 2015. The Mine Occupational Safety and Health (MOSH) Buy Quiet programme for the South African mining industry supports the procurement of low-noise products in the interests of hearing conservation, controlling employees’ exposure to noise and preventing noise-induced hearing loss.

Sibanye used an in-ear dosimeter to evaluate the efficacy of hearing protection devices in stock, and chose disposable hearing devices for employees. We are also investigating the use of moulded hearing protection devices.

Sibanye seeks to reduce the extent to which employees are exposed to noise by reducing the noise at source, and ensuring that employees are made aware of the importance of wearing PPE. Employees are educated in the proper use of PPE at entry and during annual induction processes, as well as ongoing education campaigns.

In 2014, 138 (2013: 88) cases of NIHL were reported. The diagnosis of NIHL is made on the assessment of the percentage hearing loss from baseline audiograms. NIHL is defined as a loss of hearing in excess of 10%, which manifests over a prolonged period after repeated exposure to noise levels in excess of 85dBA.

The interventions implemented by the Group aim to reduce NIHL in previously unexposed individuals or new entrants to the industry. Since 2008, no new cases have been recorded among novices.

Noise-induced hearing loss
	2014	2013	Variance	% variance

Beatrix	42	16	26	62

Cooke	20		20	100

Driefontein	56	27	29	52

Kloof	20	48	-28	-140

Total	138	91	47	34

The submission of NIHL requires a deterioration in hearing/shift of 10% or more of hearing loss from baseline assessment. The disease manifests over a prolonged period after repeated exposure to noise levels in excess of 85dBA for more than four hours.

The data for the past two years is reflected in this table. As evident, there has been an increase in submissions by 34% (19,6% up from 2013, excluding Cooke Operations). The interventions implemented within the Group will conserve hearing in new entrants to the industry and previously unexposed individuals. Since 2008, no new cases of NIHL have been recorded.

64	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

Chronic obstructive airways disease (COAD)

COAD is characterised by chronically poor airflow, resulting in shortness of breath, coughing and sputum production. Long-term exposure to smoking, and particulates associated with air pollution, particularly in poorly ventilated areas, and genetic predisposition cause an inflammatory response in the lungs, resulting in a narrowing of the small airways and breakdown of lung tissue known as emphysema or chronic bronchitis.

Various measures have been implemented to reduce the extent to which employees are exposed to dust and DPM. Legislation on exposure to DPM is due to be introduced in 2018 in terms of which a limit of 0.16mg/m3 (total carbon) will be imposed. The DMR has advised a step-in approach to DPM exposure control:

—   350µg/m³ (total carbon) up to December 2015;

—   200µg/m³ (total carbon) up to January 2017; and

—   160µg/m³ (total carbon) in January 2018.

The MHSC has prepared a position paper on the regulation of DPM. Legislation, expected to be passed in 2015, will require a step-down approach towards the limit of 0.16mg/m3.

Analysis of DPM concentration is conducted routinely to finalise the baseline study, and results are presented to the Sibanye Health, Safety and Environmental Committee monthly.

Sibanye has finalised the testing of stainless steel exhaust filters and awaits a final report from the CSIR on the analysis results to make a decision on the use of this method of dilution of DPM by ventilation, which is the most common control used to reduce exposure to DPM.

Safe Technology has also been investigating several mechanisms to reduce employees’ exposure to DPM, as well as other harmful emissions, in line with the declaration of DPM as carcinogenic by the International Agency for Research on Cancer in June 2012.

In 2014, 45 (2013: 74) cases of COAD were reported. COAD is compensable, given its association with chronic dust exposure, TB and silicosis. Despite an increase in silicosis submissions, there is a decline in diagnosed COAD as silicosis is now submitted at a very early stage of the disease and the full clinical extent and diagnosis of COAD is not evident at this stage of silicosis reporting.

Silicosis

Free silica (SiO2), also known as crystalline quartz, found across a broad range of industries, including mining, cement manufacturing and quarrying, reaches the small airways of the lungs and forms tiny nodules (pulmonary fibroses) – the disease is known as silicosis.

In 2014, 264 (2013: 129) cases of silicosis were reported. The basis for reporting on silicosis has changed. In 2013, Level 2 and Level 3 cases were reported but, in 2014, reporting included Level 1 to Level 3 cases.

There has been a regression in submitted silicosis cases to levels recorded in 2010, which reflects high dust exposures prior to implementation of dust reduction strategies by the Group. The increase in submitted silicosis rates is due to the submission of cases at a lower threshold in terms of the International Labour Organization (ILO) standard for grading silicosis.

Chronic obstructive airways disease rate (per 1,000 employees at risk)

ALCOHOL AND DRUG ABUSE MANAGEMENT

Alcohol abuse is a serious wellness issue. We are attempting to assist employees to reduce potential alcohol/drug abuse, and ensure that employees do not report to work under the influence of alcohol and drugs as this is likely to compromise their own safety and that of their fellow employees.

Due to the safety risks, we have an entrenched policy on the use of alcohol, drugs and prohibited substances, which stipulates zero tolerance but provides for support of employees who realise that they have a problem. We then assist them in seeking professional help.

We have rolled out alcohol self-testers in the majority of workplaces and randomly test employees and visitors arriving at our operations. Disciplinary action is taken against defaulting employees and visitors are refused access if their blood alcohol content is above zero. On average, we conduct 33,000 random alcohol checks every quarter across the Group.

Sibanye Gold Integrated Annual Report 2014	65

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

      Tuberculosis rate

      (per 1,000 employees at risk)

Tuberculosis (TB)

TB is a significant health hazard, particularly in Southern Africa where the relationship between TB is symbiotic, HIV and silica-dust exposure exacerbates the incidence of silicosis and TB. TB spreads when airborne droplets from the cough or sneeze of an infected person are inhaled by others, the most lethal form is CRTB, which typically attacks the lungs, membranes lining the lungs and chest, and heart. People who live and/or work in close proximity are particularly susceptible to contracting TB.

Given the epidemic magnitude of TB and HIV in South Africa, Sibanye has adopted a comprehensive strategy to address the diseases, including annual TB screening for all employees, voluntary HIV testing, molecular DNA testing for TB, freely available highly active anti-retroviral treatment (HAART) and TB drugs. Contact tracing of the TB suspects on mines and in peri-mine communities, as well as post-employment TB management in South Africa and in neighbouring Southern African Development Community (SADC) countries where TB is prevalent, is also carried out.

There were 566 (2013: 480) new cases of CRTB reported and treated in 2014. A total of 715 cases of CRTB were treated in 2014 of which 34 (2013: 34) were multi-drug resistant TB (MDR-TB).

The total TB rate has declined significantly from 19.19 per 1,000 in 2013 to 16.69 per 1,000 in 2014.

The TB rate (per 1,000 employees) continues to decline as a result of:

—	Early detection of HIV-infected employees and initiation of HAART at an early stage. We start treatment at a CD4 count of 500. CD4+ T helper cells are white blood cells, which are an essential part of the human immune system. If the cells are depleted, for example in untreated HIV infection, or following immune suppression prior to a transplant, the body is left vulnerable to a wide range of infections. By treating HIV infection early, we avoid deterioration of the immune system to levels below a CD4 count of
200 at which individuals are predisposed to TB infection and other opportunistic infections.

—	We use the GeneXpert test extensively to detect early TB in suspects and contacts, and thus prevent the spread of the disease.

—	The combination of early detection and treatment of TB and HIV has resulted in a decline in TB rates.

—	As part of our preventative strategy and early detection of diseases, we have partnered with the Global Fund to Fight AIDS, Tuberculosis and Malaria, the Aurum Institute for the research of surveillance, treatment and management of epidemic, occupational and other diseases among mineworkers, and the National Health Laboratory Service to screen employees for TB and lifestyle diseases.

HIV/AIDS

HIV/AIDS is a significant contributing factor in employee morbidity rates, mortality rates and medica incapacity.

A total of 5,590 (2013: 4,359) employees were tested for HIV in 2014 – 1,169 or 21% (2013: 1,004 or 23%) tested positive and 4,296 or 77% (2013: 3,342 or 77%) tested negative for HIV while 125 or 2% (2013: 13 or 0.29%) were unknown or undetermined on screening and required laboratory testing for confirmation. The VCT programme has been extended to all occupational health centres in 2015, and all employees and contractors are offered and afforded the option to test after completion of an annual medical examination.

In keeping with our strategic intent of early diagnosis and treatment of disease, Sibanye has extended the VCT programme to all occupational health centres in 2015.

Sibanye’s strategy to address HIV/AIDS, sexually transmitted infections (STIs) and TB is based on the National Strategic Plan 2012-2016, which has four main strategic objectives:

Cardio-respiratory tuberculosis rate (per 1,000 employees at risk)

TO STOP TB

Operation Hlasela iTB reached 35,244 employees in 2014. Of these people, 5,847 were screened for TB and 759 were tested using GeneXpert.

“Hlasela iTB” is isiZulu for “Stop TB”.

TB is traditionally diagnosed with a combination of chest X-rays and sputum smears. GeneXpert technology now provides results on the same day as it is more sensitive than conventional tests. It can also detect multi-drug resistant TB (MDR-TB).

In partnership with the DoH, we give our employees an opportunity to be voluntarily tested for various potential diseases, including TB, cholesterol, blood pressure, diabetes and HIV/AIDS.

66	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

•    address social and structural drivers of HIV, STIs and TB prevention, care and impact;

•    prevent new STIs, HIV and TB infections;

•    sustain health and wellness; and

•    ensure protection of human rights and improve access to justice.

Since 2004, cumulatively 4,604 (2013: 3,654) employees received free HAART, excluding employees on the ARV disease management programmes provided by medical schemes. In 2014, we received 685 (2013: 488) new patients in the HAART programme and 194 (2013: 355) employees left the programme.

A total of 6,202 employees have left the programme since 2004. The reasons for leaving the HAART programme include death (18.07%), incapacity (42.48%), retrenchment and human capital reasons (33.04%), and non-adherence (6.41%).

Employees tested for HIV/AIDS

Employees and contractors receiving VCT*

(%)

* In 2014, voluntary counselling and testing (VCT) numbers include employees, contractors and all terminations.

Voluntary counselling and testing (VCT) HIV* prevalence rate (%)

* Cohart from VCT

HOME-BASED CARE

We continue to provide home-based care for former employees, including those who have returned to labour-sending areas, and are terminally ill or permanently incapacitated. In addition, we also provide TB care via TEBA Limited for employees who can no longer work but who need to continue TB care. This is monitored until completion of therapy and cure. Family members are counselled and screened for TB as part of this service offering. Former employees with occupational injuries and/or disease are entitled to a benefit examination every two years.

In collaboration with other mining companies, through the Chamber of Mines, the DoH opened two “one-stop occupational health centres” in Mthatha, Eastern Cape province, and Carletonville, Gauteng province, in the past year. The DoH has prioritised business process re-engineering and the capturing of submissions electronically at the MBOD and CCOD in an effort to expedite the processing and reconciliation of claims. The proposed budget for 2015 is R6 million for the MBOD and R4,7 million for additional one stop sites.

Employees receiving HAART* * Highly active antiretroviral treatment (HAART) refers to the combination of drugs used to suppress HIV, excluding medical aid employees

Sibanye Gold Integrated Annual Report 2014	67

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

HUMAN CAPITAL DEVELOPMENT

In 2014, the Group spent R353 million on human capital development (2013: R316 million). A total of 7.85 million training hours (2013: 7.86 million) were done by employees. A total of 64,615 (2013: 94,402) training and development opportunities were provided in 2014.

The Sibanye Gold Academy in Westonaria, Gauteng, provides human capital development training that increases the skills and knowledge of our employees, through training or experience, for the benefit of the Group as well as the marketplace. The academy is fully accredited by the Mining Qualifications Authority (MQA) and its programmes have been approved by a number of other Sector Education and Training Authorities (SETAs). Satellite campuses, managed by the academy, are located at each operation.

While each operation is accountable for identifying and fulfilling its own human capital development needs, and has substantial discretion based on its own business needs and circumstances, they all operate within the ambit of the Sibanye human capital development model.

Training and development is aligned with our on business needs, and is focused on developing employees and communities. In 2014, we reviewed all SLP targets to ensure that they were in line with business needs. Where business needs were lower than the targets outlined in the Group’s SLPs due to restructuring, communities were afforded training and development. Opportunities for recruitment are advertised within the organisation, within communities (local and labour-sending areas) and at learning institutions.

Sibanye aims to ensure that a training talent pipeline is maintained through ABET, portable skills training, learnerships, internships, study assistance, and core skills and leadership development.

ADULT BASIC EDUCATION AND TRAINING

A total of 1,841 employees were assessed for recognition of prior learning (RPL) across all of our satellite campuses at Beatrix, Driefontein and Kloof in 2014. The initial target, set in 2012/2013, was 17,000 employees and we assessed 17,062 in 2013. We continued with RPL in 2014 but only in terms of continuing to determine and improve our literacy profile. A target was therefore not set for 2014 as the project deliverables and budget were aligned with those of the previous year. A new ABET curriculum is being implemented at our operations where learners write the nationally recognised Independent Examinations Board (IEB) external examinations – 1,050 ABET learners wrote IEB national examinations in 2014. To support the implementation of the new curriculum, ABET classrooms have been upgraded by installing computers to assist with catch-up classes and lesson enrichment.

PORTABLE SKILLS TRAINING

We recognise the value of portable skills training to equip employees with skills that will stand them in good stead for life after mining. Registered South African Qualifications Authority (SAQA) qualifications are made available in mechanical, electrical and construction trades, and have expanded to cover portable skills delivery in the fields of agriculture, clothing and textile manufacture.

A total of 1,109 (2013: 865) employees and 1,091 (2013: 1,354) community members received portable skills training in 2014.

LEARNERSHIPS

To improve our employees’ skills and enhance their career prospects, learnership programmes are offered as a combination of study and practical, on-the-job training. Learnerships play an important role in advancing employees’ careers as they lead to qualifications recognised by the SETAs and they are registered with the DoL.

Sibanye offers learnerships in the fields of mining and engineering. The Group spent R35 million (2013: R19.1 million) on engineering learnerships and R42.3 million (2013: R19.6 million) on mining learnerships in 2014.

STUDY ASSISTANCE

Bursaries are awarded every year to selected candidates for study towards a bachelor’s degree at a South African university. The intention of the scheme bursary is to provide the Group with high-calibre graduates who want to forge a career within Sibanye. Bursaries, grants and interest-free loans are also offered to employees studying in disciplines that are core to the mining industry and form an integral part of the Group’s employment equity plan. The number of bursaries offered is guided by the Group’s long-term requirements. In 2014, Sibanye spent R23.6 million (2013: R7.4 million) on bursaries.

68	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

Sibanye Gold Integrated Annual Report 2014	69

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

Women in mining (%)

EMPLOYMENT EQUITY AND TRANSFORMATION

Sibanye upholds the labour rights outlined in the Fundamental Rights Convention of the ILO, and our policies ensure employees are treated fairly irrespective of origin, race or gender, consistent with South African employment equity requirements. We are committed to transformation, and delivery on the commitments made in our SLPs and to ensure that our employment profile reflects all South Africans. Our objectives for 2013 and 2014 are aligned with the Mining Charter – to employ at least 40% HDSAs across all management levels and to increase the percentage of women employed in core activities to at least 10%.

Increasing in HDSA representation in middle and senior management as well as the increasing number of women in mining in core activities remains a challenge.

At the end of 2014, HDSAs made up 44% (2013: 45.01%) of management and 66% in non-managerial positions. (C Band and below in terms of the Paterson grading system) Women in core mining activities made up 4.8% (2013: 3.6%) of the total employee complement at the end of 2014.

We have established a task team to develop a strategy to increase numbers of women in mining and the issues they face, including successful integration of women underground as well as personal safety. These issues are also monitored by women in mining forums made up of female employees at each operation.

SCARCE SKILLS

The Group has implemented a strategy to attract and retain key employees, specifically those with scarce and critical skills, as identified by the MQA, including mining, engineering (mechanical and electrical), metallurgy extraction, chemical engineering, surveying and geology. Recruitment initiatives focus on increasing the number of employees from local communities, as of July 2014. We have also signed a memorandum of understanding with local government, community leaders and TEBA in this regard for Beatrix and Balfour. We are negotiating the same for Driefontein and Kloof.

We began the roll-out of the new recruitment model at Kloof and Driefontein in 2014. A total of 340 people were recruited from communities surrounding those operations in the last six months of 2014.

Historically disadvantaged South Africans in management as at 31 December 2014 (%) * Executive Committee, excludes Chief Executive Officer and Chief Financial Officer ** Vice Presidents

EMPLOYEE LIVING STANDARDS

We use our CARE values as guiding principles to address issues affecting our employees, including:

—   Migrant labour: We are exploring alternative shift arrangements and bus-in-and-out programmes in order to get our employees home more often.

—  Sustainable employment: We invest in new projects and growth which will provide long-term employment.

—  Indebtedness: We address personal financial education through our CARE iMali programme and are exploring debt consolidation.

—  Housing/home ownership. We have almost completed high density residence conversions, are building family accommodation houses and have established an affordable home-ownership programme.

—  Standards of living and company alignment: We are attempting to align and reward employees, investors and management through gain share and profit share schemes.

—  Community unrest and sustainability: We engage directly with communities in order to identify priority and meaningful development projects and deliver on our SLPs.

70	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

—  Transformation, education and training programmes: We offer training and development for current and potential employees with focus on HDSAs and women in mining.

HOUSING AND LIVING CONDITIONS

Sibanye has spent R608.5 million on the construction of new houses and upgrading high density residences since 2006.

Of the 44,411 (2013: 36,274) people employed by Sibanye at the end of 2014, 13,057 or 33.3% (2013: 13,469 or 37.1%) live in high density residences, 6,538 or 16.6% (2013: 6,495 or 17.9%) in family units built by the Group and 22,462 or 57.3% (2013: 12,686 or 35%) opted to receive a living out allowance.

HIGH DENSITY RESIDENCE UPGRADES

Our high density residences upgrade programme, completed in 2013, (excluding Cooke), represents a total investment of R425.2 million.

The high density residences occupancy rate has decreased significantly to 1.1 people per room from six to 10 people per room at the outset of the project in 2006.

FAMILY ACCOMMODATION

The Mining Charter requires mining companies to upgrade high density residences into family accommodation, our approach is to build as many new family units as possible in viable, stable communities, as we do not believe the high density residence environment is suitable for families.

In 2014, a total of 195 houses still needed to be built – 50 of these will be built in Blybank early in 2015. The remaining 145 were offset with the upgrading of Phuthaditjhaba high density residence at Driefontein in line with the SLP requirements.

The conversion of Beatrix West high density residence to family units is planned for 2015.

Home ownership marketing and facilitation will start in 2015 with two “show houses” built in the West Wits area and another two to be built in the Free State.

The aim is to provide an affordable and sustainable home ownership scheme to Sibanye’s Category 3 to 8 employees without any compromise in quality and cost.

It is envisaged that the living out allowance, which is currently R2,000 per month with an additional 10% for first homeowners, should cover the cost of the bond as well as basic utilities.

The show houses built are two of five variants from which the prospective homeowners can choose. There are also multiple options for interior finishings.

The show houses are also fully furnished to show the prospective homeowners the actual look and feel of the completed house.

LIVING OUT ALLOWANCES

Living out allowances are negotiated collectively along with wage negotiations. A set amount is paid to employees who prefer to live in private accommodation rather than mine residences. With effect from 1 September 2014, the living out allowance rose to R2,000 per month.

Sibanye is addressing the issue of informal settlements by offering participation in an affordable home ownership scheme and engaging with local municipalities on spatial development, as described above.

Employee accommodation in 2014 (%)
Meals provided to employees

Sibanye Gold Integrated Annual Report 2014	71

BUSINESS PERFORMANCE HUMAN CAPITAL

HUMAN CAPITAL

CONTINUED

Family accommodation
	Driefontein	Kloof	Total
Committed	495	462	957

Houses completed as at 1 January 2014	300	362	662

Total houses completed at 31 December 2014	300	462	762
Total houses outstanding at 31 December 2014	195	–	195
Percentage completed at committed target	60.61%	100%	79.62%

Progressive accommodation upgrade and houses built in 2014
			Category 4-8 houses
			(various unskilled and semi-skilled
	High residence rooms		employees)
	Planned per SLP by 31 December 2014	Completed	Planned per SLP by 31 December 2014	Completed
Beatrix	813	813	60	–

Cooke	392	56	203	121

Driefontein	1,400	1,574	495	300

Kloof	1,705	1,778	462	462
Total	4,310	4,221	1,220	883

MIGRANT LABOUR

More than 29% (2013: 29.9%) of our employees come to work on the mines from labour-sending areas.

Sibanye is attempting to address some of the social issues arising from the migrant labour system by testing alternative working arrangements at its operations. Different shift cycles and longer shifts should result in more time off for employees, potentially allowing them to get home more often as well as creating more employment opportunities and enhancing productivity on mature mines.

Government is encouraging mining companies to recruit from local communities (within 50km of mining operations) but the impact of this on the labour sending areas needs to be considered. Remittance from the mines is often the sole source of income for people living in labour-sending areas and it supports regional economies.

72	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE HUMAN CAPITAL

INDEBTEDNESS

In order to begin addressing the social impact of indebtedness on employees, we have introduced the CARE for iMali/Khathalel’imali/Hlokomela chelete (meaning “care for money” in isiXhosa and Sesotho) – that addresses personal financial management.

Aimed particularly at curbing indebtedness, the programme also attends to the needs for home ownership and sharing value created by our operations. This financial training programme was launched in February 2014 and has been well received by employees.

The success of our financial training in 2014 was measured in terms of the following criteria:

CARE for iMali:

—  8,695 employees and community members were trained against a target of 8,600;

—  204 community members were trained in Eastern Cape from 10 to 14 November 2014, inclusive in the target above;

—  training of visiting spouses has been conducted since August 2014 (a target was not set as this was requested by the visiting spouses);

—  retiring employees will receive training in 2015 through provident and pension fund administrators; and

—  dependants in Grade 11 will be trained in 2015 by educators who were trained to be master trainers for schools in the Free State and Gauteng provinces.

Financial services:

—  a service provider has been contracted to audit and validate current garnishee orders, and will assist employees in managing excessive debt, providing voluntary counselling to indebted employees;

—  R47,582 was refunded to employees when illegal deductions were stopped and money was collected from creditors; and

—  the audit found some employees with erroneous outstanding balances and prevented further deductions so that 414 employees were saved an amount of R221,625.

Loan sharks:

—  Protection Services identified loan sharks operating around operations and evicted them.

Notices of deduction:

—  Deductions from employees by high density residence shops, sporting goods outlets and recreation clubs were stopped.

ILLEGAL MINING – A THREAT

TO SAFETY AND HEALTH

Illegal underground mining and surface gleaning on waste rock dumps, old metallurgical plant sites and slimes dams by unemployed people (“zama zamas” in isiZulu) continue to plague the Group. Underground illicit mining is particularly prevalent at Kloof and has increased at Driefontein, which is particularly susceptible to surface gleaning.

Kloof was originally targeted due to its close proximity to the informal settlements on the greater West Rand. These settlements are home to the majority of illegal miners, mainly foreign nationals, who are unemployed. Influential gold syndicates are also well-established in this area.

Surface gleaning prevailed at Driefontein, on the rock dumps and old metallurgical plant sites, until the demise of Blyvooruitzicht mine near Carletonville. When production ceased at this mine, there was some respite from surface gleaning at Driefontein.

The volume of high-grade gold-bearing material (gbm) on surface has also been depleted, moving the illegal miners underground at Driefontein, which is also in close proximity to illicit syndicates and buyers.

These small-scale mining activities are deemed illegal because all mining rights in South Africa are owned by the state. Companies and individuals must, therefore, apply for the right to mine.

In 2014, 112 (2013: 144) illegal mining incidents were reported at our operations and 255 (2013: 323) illegal miners were arrested. Sibanye managed to recover 329kg (2013: 435kg) of gbm with an approximate value of R112,240 (2013: R528,117).

Of the 122 cases (2013: 125) of illegal mining, involving 255 perpetrators (2013: 126), registered nationally with the South African Police Service in 2014, a total of 226kg (2013: 223,641kg) of gbm, to the value of R206,853 (2013: R486,610), was recovered – and 43 (2013: 85) incidents of collusion between illegal miners and mine employees were recorded in the year.

Sibanye instituted disciplinary action against 43 (2013: 87) employees, which resulted in the discharge of eight (2013: 41) employees and two (2013: 15) final written warnings were issued – one (2013: 20) employee was found not guilty or had the case withdrawn and, to date, results for 25 (2013: 11) cases are still outstanding.

Criminal charges for illegal mining range from trespassing to the possession of unwrought precious metals – offences punishable in terms of the MPRDA and the MHSA. Sentences handed down by the courts range from fines of R500 to R30,000 or imprisonment from two to 32 months.

Sibanye has instituted preventative measures, such as fencing off specific areas, establishing only one access/egress point, activating facial biometric access control on various shafts and greater visibility with the deployment of additional employees on shafts and in crush offices.

Illegal mining not only undermines the financial viability of our operations, these activities also present severe safety and health consequences for the illegal miners and our employees. Wanton use of explosives and other stolen mining equipment, and tampering with established infrastructure, compromise the stability of compliant mining environments and thwart rescue efforts in an emergency. In addition, illegal miners are not protected from occupational health hazards, such as silicosis and toxic methane gas, inherent in the mining environment.

Sibanye Gold Integrated Annual Report 2014	73

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

74	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

Sibanye Gold Integrated Annual Report 2014	75

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

CONTINUED

RESEARCH AND DEVELOPMENT

We spent approximately R7 million on Safe Technology research and development projects in 2014.

From the outset, we have considered the development of safe technology as a fundamental strategic objective. After the 2014 executive strategic session, the executive Safe Technology portfolio was established. Its interim strategy, due to be finalised in 2015, is the outcome of a 100-day process to identify our immediate operational needs, which include:

—  research into industry-leading practices and strategies, review of technologies we have developed and peer group initiatives among major mining companies;

—   engaging with industry peers about their technology strategies, as well as research institutions in South Africa (Chamber of Mines Research Organisation, Council for Scientific and Industrial Research, and the University of the Witwatersrand), OEMs and selected industry technology experts;

—  visits to mining companies (Amplats, Impala Platinum Holdings Limited, AngloGold Ashanti, and the Burnstone and Modder East mines);

—   industry participation: we have established a collaborative approach to new technology with all the major mining companies as well as the Chamber of Mines Gold Producers Committee;

—  structure and staffing: we have established and staffed the Safe Technology function; and

—  internal review of the technology and strategies commonly used.

The interim strategy has steered the Safe Technology focus towards areas that can accomplish short- and long-term improvements in safety, efficiency in current mining operations and productivity, commensurate with innovation in new product development and gold extraction methods, such as:

—  Old gold recovery: reclamation of gold lost or left behind during mining operations in the form of fines, ultra-fines, crush pillars and spillages.

—  Current mining process improvement: reducing employees’ exposure to danger areas while increasing output and decreasing costs.

—   Future-state mining methods: facilitating a 24-hour mining cycle, maximising utilisation of assets, and facilitating the conversion of Resource to Reserve of deeper level and secondary orebodies.

The Safe Technology strategy is positioned against the background of LoM projections, orebody complexity, productivity profiles and cost pressures, as well as our growing portfolio of capital expansion projects.

One of the Safe Technology projects that emerged during the 100-day process is stope mechanisation. To ensure the long-term sustainability of our operations, we are looking at innovative approaches to deep-level mining. A paradigm shift in hard-rock mining is required for us to remain competitive locally and globally. Safe Technology has, therefore, started a stope mechanisation programme to enable us to reduce costs and paylimits with non-explosive, continuous production. Safe Technology is expected to receive the first prototype in March 2015 and will enter into rigorous testing.

The projects developed by Safe Technology are due to be rolled out in 2015 while the division remains focused on mine design for our planned expansion projects and 10 macro projects

We are currently pursuing 25 registered micro projects and 10 macro projects. Micro projects are in alignment with Safe Technology’s current mining process improvement strategy. Micro projects are either initiated by the Safe Technology department or put forward by the operations, and include smaller safety enhancing and production optimisation projects.

76	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

Examples include roof-bolting optimisation and standardisation, localised hydropower mining, winch signalling, automated cleaning methods, continuous dust monitoring and suppression, structural inspection and maintenance management system (SIMMS) optimisation, DPM reduction and control (interim measures), among many others.

Registered macro projects are aligned with Safe Technology’s old gold recovery and future state mining method. Macro projects are initiated and driven by the Safe Technology department with operational assistance from selected mining units. All macro projects represent a significant departure from conventional mining methods and aim to incorporate industry, and often world-leading technologies. Examples of ground-breaking developments include the Sibanye Gold locomotive. The locomotive incorporates a power unit, moving away from conventional and inefficient direct-current drives to highly efficient, regenerative, permanent magnet alternating current (PMAC) drives. Phase 2 of the locomotive will also make use of solid state lithium-ion yttrium-phosphate batteries, which substantially increase in operating life and charging capacity compared to the lead-acid equivalent. Coupled to the solid state batteries will be a Tier 4 generator set to charge the battery in terms of a predefined and optimised discharge cycle. Other macro projects include an adaptable, ultra-low-profile, mechanised platform capable of supporting various attachments. Various functionalities are being developed, including systems to facilitate rapid drilling cycles in areas where conventional mining practices restrict accessibility and face time or a completely revolutionary, non-explosive, 24-hour mechanised mining machine. Macro projects vary in scale and complexity but all share a common characteristic: a radically innovative paradigm shift in mining method and process.

Safe Technology endeavours to participate mining industry collaboration in technology development through intercompany, regulatory, administrative and institutional relationships. Our established network of OEMs, institutions and mining companies allows us to capitalise on past experience. This places us at the forefront of appropriate technology for our deep-level South African gold mines.

SUSTAINING AND GROWING THE BUSINESS

Our ability to sustain our dividend policy in the long term will require organic or acquisitive growth. Strategic decisions relating to growth are directed by our ability to sustain or enhance our dividend strategy. As a result, growth is funded from cash flow after dividends or alternative funding options may be considered where appropriate.

GROWTH

A dedicated project team has been appointed to assess organic projects, which may be value-accretive and support our dividend yield strategy.

Strict filters are applied to organic projects, including assessing each project for risk, returns and the impact of financing on returns.

We embarked on an evaluation of our organic projects in 2014. The Group’s extensive project pipeline extends from early-stage scoping studies to feasibility studies for new projects and existing operations. Project evaluation criteria have been developed to guide the evaluation, prioritisation and progress of internal projects.

The majority of these projects are at a sufficiently advanced stage for discounted cash flow models to be developed to determine the potential impact of our projects on our existing LoM plans. Early indicators are that we have potential to extend our LoM operating profile at approximately 1.6Moz per annum on a sustainable basis, for a period exceeding 10 years, if all projects are developed.

Sibanye Gold Integrated Annual Report 2014	77

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

CONTINUED

Acquisitive growth must be earnings-accretive or strategic with medium-term potential to support the core dividend strategy. We will also pursue value and growth in mining sectors other than gold if our core dividend strategy is supported by these endeavours.

Based on current project studies, annual capital requirements do not exceed R4.5 billion per annum, and remain relatively constant on a unit cost basis at approximately US$250/oz (in 2014 terms). The net result is a potential sustained cash flow profile well beyond 10 years, which supports a dividend payout of at least R1 billion per annum while fully funding all projects from cash flows.

While it is likely that some projects may not meet the required evaluation criteria, and hence may not be implemented, initial assessment demonstrates sufficient organic growth flexibility to confidently state that we are able to maintain our targeted production and economic output levels for more than 10 years.

URANIUM BY-PRODUCT STRATEGY

On 29 May 2014, we delivered our first 10t of ammonium diuranate (ADU) to the Nuclear Fuels Corporation of South Africa Limited (Nufcor SA).

Production of by-product uranium, which will enable us to extract value from otherwise uneconomical gold Mineral Resources, is a critical component of the operational turnaround at Cooke. Profit from the sale of uranium by-product, which is associated and mined with gold, will be offset against the gold production costs, thereby lowering gold production costs and enabling economic extraction of the medium-grade gold Mineral Resources. Uranium production from Cooke is forecast at approximately 500,000lb per annum by 2016.

Extraction of uranium from our 15 tailings storage facilities (TSFs) TSFs is also an environmental imperative, which will facilitate the extraction of up to 6.5Moz of gold contained in the West Rand Tailings Retreatment Project (WRTRP) resources. Up to 350,000lb of uranium per annum could be realised from the initial phases of this project.

The development of our existing uranium business will enable us to secure offtake contracts at higher prices through partnerships or acquisitions.

MINERAL RESERVES

The acquisitions of Wits Gold and the Cooke Operations resulted in a significant increase in Sibanye’s declared Mineral Reserves:

•  total Group gold Mineral Reserves increased by 44% from 19.7Moz (before Wits Gold and Cooke acquisitions) at 31 December 2013 to 28.4Moz;

•   total underground gold Mineral Reserves increased by 41% from 15.2Moz declared at 31 December 2013 to 21.5Moz;

•   surface gold Mineral Reserves increased by 55% to 7.0Moz, primarily due to the addition of the Cooke TSFs to the WRTRP; and

•   uranium Mineral Reserves have increased to 102.5Mlb since the 31 December 2013 declaration, with the addition of Cooke’s TSF to the WRTRP.

SURFACE OPERATIONS

Our surface operations have been restructured into a separate standalone business unit to focus more keenly on the development of our sizable gold and uranium resources contained in its West Rand TSFs, which form part of the WRTRP.

78	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

We intend to develop a strong, long-life and high-yield surface business strategy, the WRTRP, which contains 6.5Moz of gold and 98.7Mlb of uranium. A prefeasibility study concluded in 2013 confirmed the economic viability of the WRTRP, which involves the construction of a large-scale central processing plant (CPP) for the economical extraction of gold and uranium from the retreatment of historic and current tailings. A further objective of the project remains the re-deposition of the residues in accordance with modern sustainable deposition practices, thus reducing future environmental liabilities.

A definitive feasibility study (DFS), which will further advance concepts developed during the pre-feasibility study is due for completion in March 2015.

The DFS will focus on leveraging existing surface infrastructure, including the Driefontein 2 and 3, and Kloof 1 surface gold plants as well as the available uranium treatment capacity at the Ezulwini gold and uranium processing plant to sustain surface gold production prior to development (subject to approval) of the CPP. Our revised strategy focuses on developing the WRTRP in phases to allow for staged capital. The DFS will target capex and opex accuracy estimates of about 10%.

BURNSTONE PROJECT

On 5 July 2013, Wits Gold announced to its shareholders that it had submitted a final binding offer (the Offer) to Peter van den Steen, the business rescue practitioner of SGEO, to acquire SGEO, the sole owner of Burnstone, located in South Africa’s Mpumalanga province. The Offer was included in the business rescue plan that was approved by the creditors of SGEO on 11 July 2013.

All the outstanding conditions precedent were met on 1 July 2014, and Sibanye, through the acquisition of Wits Gold, took control (100%) of Burnstone from that date, also the date on which SGEO came out of business rescue. Sibanye acquired all of the shares of SGEO together with all shareholders and inter-group loans against SGEO for a purchase consideration of approximately US$7.5 million.

Burnstone presents an attractive opportunity for Sibanye, from a strategic and operational perspective, in terms of the purchase of existing infrastructure, underground access and metallurgical plant, and favourable debt-funding terms.

A detailed study and review has derisked the orebody by way of:

—  the application of appropriate and well-understood mining methods;

—  immediate footwall development from multiple attack points;

—  an achievable ramp-up profile benchmarked against similar operations; and

—  further enhancement of the project economics without the requirement for material rework through orebody modelling and associated mine plan optimisation.

COOKE 4 SECTION 189 PROCESS

In terms of Section 189 of the Labour Relations Act, a joint consensus-seeking process is prescribed in an attempt to, inter alia, reach consensus on implementing appropriate measures to minimise job losses. Facilitated by the Commission for Conciliation, Mediation and Arbitration, the Section 189 consultation process at Cooke, which began on 12 September 2014, culminated in an agreement with employees and organised labour on 12 November 2014.

The agreed upon measures required to return the shaft to sustainable profit included:

—  an alternative work cycle at Cooke 4, implemented on 24 November 2014;

—  reduction of 392 employees in the Cooke 4 mining employee complement (approximately 16% of a total of 2,403 employees);

—  reduction of 38 employees at the Ezulwini plant (approximately 16% of a total of 238 employees);

—   rationalisation of management structures at the Cooke operations;

—  a moratorium on strike action in support of wage increases in 2015;

—  a moratorium on external recruitment for the Cooke Operations;

—  minimising the use of contractors; and

—  ongoing monitoring in order to ensure successful implementation.

The outcome of these retrenchment avoidance measures is that, from a possible 1,776 employees at risk at Cooke 4, no forced retrenchments were implemented. The required reduction in the employee complement was primarily achieved through voluntary separation packages and voluntary early retirement. In order to minimise job losses, vacancies were filled at other Group operations and contractors were displaced where possible, and those positions were filled with affected employees from Cooke 4.

The alternative work cycle will result in better utilisation of the Cooke 4 asset as the mine will be worked Monday to Saturday (six days a week) every week as opposed to the existing 11-shift fortnight arrangement (11 shifts over 14 days). The net result of the implementation of the alternative work cycle will be an additional 22 working shifts per annum. Importantly, an additional 213 jobs were saved due to additional employees required to accommodate the extra shifts. It was also agreed that operations would continue to operate over four of the statutory public holidays. The forecast net impact of implementing the alternative work cycle is to increase profitability at Cooke 4 by approximately R40 million to R50 million per annum (assuming a gold price range of between R415,000/kg and R470,000/kg).

Sibanye Gold Integrated Annual Report 2014	79

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

CONTINUED

DRIEFONTEIN

Located on the Far West Rand, in the mining district of Oberholzer, some 70km south-west of Johannesburg in the province of Gauteng, South Africa, Driefontein operates under new order mining rights covering a total of 8,561ha. It is an underground mine with surface reserves represented by rock dumps and TSFs that have accumulated throughout the operating history of the mine.

80	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

Driefontein has six operating shaft systems and three metallurgical plants, and operates at depths of between 700m and 3,420m below surface.

Driefontein has access to the extensive national electricity grid and to water, road and rail infrastructure. Located near regional urban centres where it can routinely obtain supplies, the mine was formed from the consolidation of the East Driefontein and West Driefontein mines in 1981.

GEOLOGY

Gold mineralisation at Driefontein is contained within three reef horizons: the Carbon Leader Reef, the Ventersdorp Contact Reef (VCR) and the Middelvlei Reef (MVR), which occur at depths of between 500m and 4,000m.

Stratigraphically, the Carbon Leader is situated 40m to 70m below the VCR and MVR, and is a generally high-grade reef comprising different facies. It dips to the south at approximately 25 degrees.

The Carbon Leader sub-crops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and sub-crops to the west. The MVR is a secondary reef, situated approximately 50m above the Carbon Leader and, at present, is a minor contributor to reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

INFRASTRUCTURE
Shaft system	Hoisting capacity
No 1	55,000tpm
No 2	165,000tpm
No 4	57,000tpm
No 5	159,000tpm
No 6*	26,000tpm
No 8	55,000tpm

* Shaft No 6 Tertiary and 6 Main are currently only operated on a limited scale with focus on reclamation and cleaning while shaft No 10 remains a pumping facility.

Processing plant	Capacity	Recovery factor
No 1 plant	240,000tpm	97%
No 2 plant	180,000tpm	90%
No 3 plant	100,000tpm	79%

No 1 plant, upgraded in 2004, has processing capacity of 240,000tpm and treats underground ore from the Driefontein shafts. The upgraded circuit at No 1 plant consists of a semi-autogenous (SAG) mill circuit followed by cyanide leaching, carbon-in-pulp (CIP) and a central Zadra elution facility.

Driefontein surface rock dump (SRD) material is delivered to No 2 plant by rail and truck to the plant feed bunkers. Plant flow incorporates two SAG mills and a ball milling circuit, cyanide leaching and a CIP plant.

Commissioning of a carbon-in-leach (CIL) circuit was done in 2014 at No 2 plant to replace the aging CIP circuit, which will improve recoveries and enale treatment of more complex material.

No 3 plant, originally commissioned as a uranium plant, was converted to a low-grade surface rock-treatment gold plant in 1998. The plant was constructed using a combination of new as well as existing equipment on site. Similar to No 2 plant, ore is received from SRDs by rail and truck. The plant has four SAG mills followed by cyanide leaching and CIP.

Loaded carbon from the No 2 and No 3 plants is trucked to No 1 plant and processed at the central elution and smelting facility.

2014 PERFORMANCE

Gold production at Driefontein decreased by 6% to 17,735kg (570,200oz) in 2014. The average yield decreased from 3.54g/t to 3.31g/t. due to a decrease in underground volumes and grade.

Underground ore milled decreased by 1% to 2,497,000t. A fire in the first half of the year resulted in the loss of 40 shifts and lost production of approximately 510kg.

The cost of underground ore milled at R1,773/t was only 1% higher year-on-year despite the lower volumes. Main development decreased by 2% to 17,376m and on-reef development of 3,940m was 10% lower, as planned mainly at Masakhane shaft.

Cost-saving initiatives, including a reduction in employees in service and less reliance on contractors mostly offset the above-inflation increases in electricity and wages, and resulted in underground operating costs increased by at R4,428 million in 2014.

Underground operating profit decreased by 5% to R2,773 million as a result of the lower underground gold production and the increase in costs. The underground operating margin decreased from 40% in 2013 to 39% in 2014.

Lower grades at the surface operations, partially offset by an increase in throughput, accounted for the decline in gold production from the surface operations by 24% to 1,406kg (45,200oz).

Capital expenditure increased by 12% to R1,149 million. Capital was predominantly spent on ORD, mining equipment and stabilisation of the shaft barrel at the Ya Rona shaft during the December break and the installation of a carbon-in-leach (CIL) circuit at the Driefontein No 2 plant, which was commissioned at the end of 2014.

Sibanye Gold Integrated Annual Report 2014	81

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

CONTINUED

KLOOF

Located in the Far West Rand mining district of Westonaria, some 60km south-west of Johannesburg in Gauteng province, South Africa, Kloof’s mining rights cover a total of approximately 20,100ha. It is principally an underground mine with nominal surface reserves represented by surface rock dumps and tailings storage facilities accumulated during the operating history of the mine.

82	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

Kloof is an intermediate to ultra-deep level mine with operating depths of between 1,300m and 3,500m below surface. The mine, situated near regional urban centres where it can routinely obtain supplies, has access to the national electricity grid and to water, road and rail infrastructure. Kloof’s existing scope of operations is the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines in 2000. Gold mining began in the area now covered by these operations in 1934.

GEOLOGY

Kloof is located on the West Wits Line that forms the Far West Rand of the Witwatersrand Basin. The bulk of ore extraction at Kloof is focused on the VCR, which occurs at depths of between 1,300m and 3,350m below surface. The VCR is a tabular orebody, with a general northeast-south-west strike, that dips to the south-east at between

20 and 45 degrees. The MVR is classified as Kloof’s secondary reef and further minor production volumes are delivered from the Kloof and the Libanon reefs.

Kloof’s underground workings lie between the Bank Fault to the west, and the north-trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine with a 1km to 1.5km upthrow to the east. Normal faults are developed sub-parallel to the west-dipping West Rand Fault with sympathetic north/north-east trending dykes that show little or no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west/south-west trend with throws of 1m to 50m. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

INFRASTRUCTURE

Kloof’s operations comprise five producing shafts systems and two gold metallurgical plants.

Shaft system	Hoisting capacity
No 1	100,000tpm
No 3	36,000tpm
No 4	82,000tpm
No 7	32,000tpm
No 8	13,000tpm

KP1 was commissioned in 1968 and originally designed as a reef plant. It currently treats ore from SRDs. The plant comprises three-stage crushing, open-circuit rod mills for primary grinding and closed-circuit pebble mills for secondary milling. This is followed by cyanide leaching, filtration, zinc precipitation and smelting. In June 2001, a CIP pump cell was installed to replace the less-efficient filtration and zinc precipitation, and smelting was discontinued. Loaded carbon is transported by truck to KP2 for treatment at an independent elution facility. In 2013, all crushing was stopped, the secondary crushing circuit was bypassed and modifications were made to the conveyor feed ore-delivery system with the addition of an overland conveyor completed to allow screened material from the SRDs to feed the mill silos directly.

In November 1990, KP2 was commissioned and currently treats all of Kloof’s underground ore. Reef is trucked and conveyed to a central stacker pad, which feeds two SAG mills equipped with variable-speed ring motor drives. Milling is followed by cyanide leaching, CIP and treatment at an independent elution and smelting facility. The elution facility was upgraded in June 2001 and again in October 2003 to process loaded carbon from KP1 and the former KP3 (Libanon) plant. The upgrade included the installation of continuous electrowinning sludge reactors.

Processing plant	Capacity	Recovery factor
KP1	180,000tpm	90%
KP2	165,000tpm	98%

2014 PERFORMANCE

Gold production increased by 7% to 17,038kg (547,800oz) in 2014. In addition to an improvement in underground yields, there was an increase in volume.

Underground ore milled increased by 4% to 1,983,000t and the underground yield increased by 3% to 7.89g/t due to a reduction in mining from marginal areas, together with an improvement in the mine call factor. The cost of underground ore milled increased by 4% to R2,061/t in 2014.

On-reef development increased by 12% to 3,989m and main development decreased by 3% to 18,743m as planned. The average development value decreased to 1,637cm.g/t from 1,875cm.g/t as a result of an increase in secondary reef development in order to delineate payable areas.

Operating costs increased by 10% to R4,502 million as a result of above-inflation increase in electricity and wages, and the increase in throughput, partly offset by cost-saving initiatives.

The increase in production more than offset the higher operating costs, resulting in a 5% increase in operating profit to R3,001 million. The operating margin was maintained at around 40%.

Underground operating profit increased by 9% to R2,800 million as a result of the 7% increase in production and the marginally higher gold price. The underground operating margin was maintained at 41%.

Surface throughput increased by 15% to 2,670,000t including the Python plant which was commissioned in August 2013. However, as a result of lower processing grades and higher ore reclamation and feed costs, the Python plant was discontinued in July 2014. The yield from the surface operations decreased to 0.52g/t from 0.62g/t in 2013.

Capital expenditure of R1,236 million was 5% lower in 2014. Primarily due to the completion of the Python plant in 2013. Capital was mainly spent on ORD, safety systems and general equipment upgrades.

Sibanye Gold Integrated Annual Report 2014	83

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

CONTINUED

BEATRIX

Located in the Free State province of South Africa, some 240km south-west of Johannesburg, near Welkom and Virginia, Beatrix operates under mining rights covering a total area of 16,821ha. Beatrix is principally an underground mine with nominal surface reserves represented by surface rock dumps accumulated during the operating history of the mine.

84	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

Beatrix has three operating shaft systems with two ventilation shafts to provide additional upcast and downcast ventilation capacity. The mine is serviced by two metallurgical plants.

Beatrix is a shallow to intermediate depth operation, mining at depths of between 700m and 2,200m below surface. Situated near regional urban centres where it can routinely obtain supplies, the mine has access to the national electricity grid and to water, road and rail infrastructure.

The existing scope of operations is the result of the consolidation on 1 July 2002 of the adjacent Beatrix and Oryx mines (No 4 shaft, also known as West Section).

Gold mining began at Beatrix in 1985 and at Oryx in 1993.

GEOLOGY

Beatrix exploits the Beatrix Reef (BXR) at shafts 1, 2 and 3, and the Kalkoenkrans Reef (KKR) at shaft No 4. The reefs are developed on the Aandenk erosional surface, and dip to the north and north-east at between four and nine degrees.

In general, the BXR occurs at depths of between 570m and 1,380m and the KKR at depths of between 1,800m and 2,200m. Both reefs are markedly channelised and consist of multi-cycle, upward-fining conglomerate beds with sharp erosive basal contacts.

A general east-west trending pay zone, some 500m to 800m wide, has been identified east of shaft No 4 and is known as the main channel. Zone 5 extends south of the main channel and represents the majority of the reserves at the operation.

Processing occurs by way of CIL and CIP treatment at the No 1 and No 2 plants respectively. In 2004, a Knelson concentrator was installed at No 1 plant to remove gold early in the metallurgical process. A gravity concentrating circuit, which was commissioned in November 2006, was installed at No 2 plant in order to reduce locked-up gold in the mills and to improve the overall recovery.

INFRASTRUCTURE

Shaft system	Hoisting capacity
No 1 and No 2	50,000tpm
No 3	170,000tpm
No 4	40,000tpm

Processing plant	Capacity	Recovery factor
No 1 plant	243,000tpm	95%
No 2 plant	130,000tpm	95%

2014 PERFORMANCE

Gold production increased by 7% to 10,354kg (332,900oz) in 2014. This was primarily due to normalisation of production at the Beatrix West Section, which was severely impacted by an underground fire in 2013.

Underground ore milled increased by 8% to 2,571,000t in 2014 due to recovery at Beatrix West Section. The underground yield was marginally lower at 3.74g/t as planned. Unit costs decreased by 1% to R1,187/t.

To improve flexibility, management focus on on-reef development resulted in improvements of 42% to 6,120m across all the sections. Also, due to the redevelopment of the West Section, which essentially stopped in 2013, main development of 19,733m increased by 13%. The average development value increased marginally to 1,034cm.g/t from 1,012cm.g/t despite development in lower-grade areas at the North section in order to improve flexibility and the mining mix.

Underground operating costs increased by 7% to R3,052 million, reflecting the higher production volumes, mostly from the Beatrix West Section. Underground operating profit increased by 3% to R1,177 million as a result of the increase in gold production, which offset the higher operating costs. The underground operating margin decreased from 29% to 28% in 2014.

Capital expenditure increased by 2% to R548 million in 2014. The increase was predominantly due to the resumption of ORD at Beatrix West Section.

Sibanye Gold Integrated Annual Report 2014	85

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

CONTINUED

COOKE

Located near Randfontein, approximately 30km south-west of Johannesburg in the province of Gauteng, South Africa, the Cooke Underground operations comprise four vertical shafts (Cooke 1 to 4 and the Ezulwini plant) as well as the surface operation, which are serviced by a developed network of mining and civil infrastructure with adequate electricity and water supplies.

86	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE MANUFACTURED CAPITAL AND INTELLECTUAL CAPITAL

The Cooke mines are shallow (~1,000m), with limited seismicity or heat challenges.

The Cooke 1, 2 and 3 mines are serviced by a developed network of mining and civil infrastructure with adequate electrical power and readily available water. The underground orebodies are exploited by means of conventional hard rock mining methods.

Access to the uranium Ezulwini plant allows for near-term production of uranium from underground ore mined at Cooke as a by-product.

GEOLOGY

The primary mining horizons at Cooke 1 to 3 are the Upper Elsburg Reef and VCR. These reefs are hosted in a stacked package with reef thickness increasing from west to east across the lease area.

Cooke 4 exploits two primary tabular orebodies, approximately 400m vertically apart. The Upper Elsburg orebody, where the majority of mining has been done to date, is primarily gold-bearing, while the Middle Elsburg orebody is a gold- and uranium-bearing deposit that has been less extensively mined.

INFRASTRUCTURE

Cooke has four producing shaft systems as well as three metallurgical plants with further metallurgical treatment provided by Doornkop, a processing plant owned by Harmony.

The Cooke plant was constructed in 1978 and initially treated the high-grade ores from the adjacent Cooke shafts. The plant had a nameplate capacity of 280,000 tons per month for underground ores.

In 2005, the reef plant was converted to a sand treatment plant. The high-grade gold-bearing ore from the Cooke 1, 2 and 3 shafts was diverted and toll treated at the Doornkop plant, which is presenting a volume economy of scale benefit. The mills at the Cooke plant were subsequently converted to treat the sand from Dump 20. The Cooke optimisation project, commissioned in January 2014, increased the plant throughput to 400,000tpm and converted the plant to treat hydrologically reclaimed slime-feed from the Dump 20 and Lindum TSF. Cooke 3 mixed gold and uranium ore and all of Cooke 4 ore is treated at the Ezulwini plant.

Dump 20 arose from tailings from stamp milling technology that was employed at the Millsite gold plant, which was commissioned in 1911. The battery of stamp mills could not fine grind the ore to effectively extract all the contained gold, resulting in relatively high grades on Tailings Dam 20. Today the Randfontein surface operations process Dump 20 at a rate of approximately 300,000 tons per month producing some 32,000oz per annum.

Shaft system	Hoisting capacity
No 1	13,500tpm
No 2	28,500tpm
No 3	55,000tpm
No 4	45,000tpm

Processing plant	Capacity	Recovery factor
Cooke plant	400,000tpm	61%
Ezulwini gold plant	150,000tpm	96%
Ezulwini uranium plant	50,000tpm	79%

2014 PERFORMANCE

Gold production of 4,305kg (138,400oz) for the seven months ended 31 December 2014 since acquisition reflects good recovery from safety related operational disruptions in the March 2014 quarter.

Underground ore milled was 893,000t in 2014. The underground yield was 4.16g/t. Unit costs were R1,641/t.

Operating costs for 2014 were R1,693 million. An operating profit of R189 million was recorded in 2014. The operating margin was 10% and Cooke made a positive contribution to Group operating cash flow after capex.

Capital expenditure in 2014 was R230 million. The majority of capital was spent on ORD and infrastructure for the uranium plant.

Sibanye Gold Integrated Annual Report 2014	87

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

SOCIAL AND RELATIONSHIP CAPITAL

88	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

Sibanye Gold Integrated Annual Report 2014	89

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

SOCIAL AND RELATIONSHIP CAPITAL

CONTINUED

COMMUNITY DEVELOPMENT

We restructured our Sustainable Development units to form separate Community Engagement and Development units, governed by Corporate Affairs. The Community Engagement unit was established to focus specifically on community development and stakeholder engagement.

Prior to these changes, community engagement and development, which includes CSI, was undertaken by each operation while local economic development (LED) projects were also partially managed and overseen by the Sustainable Development unit, based at our corporate office.

The primary focus of our community Engagement and Development unit is on our communities, which are directly impacted by our mining operations. We also endeavour to collaborate and partner with other mining companies and municipalities to deliver projects in labour-sending areas. We allocate resources to eligible communities in terms of their proximity to mining operations and the degree of mining impacts. To this end, our budget is apportioned in accordance with mining impacts as follows:

•   primary or mine host communities: 80% of the annual community development budget. Primary or mine host communities comprise all the municipalities within Sibanye’s footprint, as well as areas adjacent to the operations impacted directly by mining activities (such as Khutsong in Merafong, Bekkersdal near Westonaria, Theunissen in Masilonyana and Mohlakeng in Randfontein);

•   secondary or major labour-sending communities: 20% of the annual community development budget. These are communities within South Africa from which a significant number of employees originate (such as the Eastern Cape and KwaZulu-Natal); and

•   tertiary or Southern African Development Community (SADC) labour-sending communities: considered on a case-by-case basis within the prescribed budget if deemed strategically appropriate (such as Mozambique and Lesotho): Sibanye supports projects that address community needs and that have been identified and approved through a consultative process involving key stakeholders such as the DMR, local and district municipalities, and the Sibanye Corporate Affairs team.

We distinguish LED and CSI projects in terms of social and labour plan (SLP) reporting. The SLP reports only consider LED projects while the Mining Charter is more comprehensive, covering both LED and CSI project requirements. LED projects are socio-economic interventions that harness local resources for the purpose of broadening the economic base of the host and labour-sending areas. These are high-value community projects such as infrastructure development (for example, schools and clinics) as well as projects aimed at diversifying the economy of the areas in which we operate in order to create sustainable livelihoods that will endure long after the mines have reached their economic life. We therefore focus on high-impact LED projects required by the MPRDA as a priority before we address CSI projects that attend to broad and generally short-term community needs. CSI needs are expressed mainly in the form of requests for community development funding and donations.

In order to contribute meaningfully in terms of size and impact to mine communities, we leverage benefits derived from partnering with our peers in the mining industry and other sectors, and thus address the broader challenges faced by communities. These benefits include, among others, consolidating the limited resources from various partners and channelling these resources towards a common socio-economic development vision for the community. Despite having to compete on other fronts, mining companies face similar challenges. These challenges include safety, health, preferential procurement, and social and community issues. Addressing these challenges effectively requires a collaborative approach to ensure greater optimisation of resources, economies of scale and sustained impact. As a result of our partnering and joint funding, the following projects will have far reaching impacts:

•  infrastructure development at Simunye Secondary School in Bekkersdal and the Westonaria Further Education and Training (FET) College with Gold Fields’s South Deep mine; and

•   a waste management and recycling project in Merafong with AngloGold Ashanti and Harmony.

A review of the implementation and impact of Sibanye’s LED projects in 2014 indicated that, while our projects were

90	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

aligned with the local municipalities’ integrated development plans and had been approved by the DMR, they did not necessarily have the desired impacts on mining communities. The reasons for this are complex and inter-related, including the sheer magnitude of the challenges faced by communities, which often neutralises the impact of projects, or hampers their set-up, the responsibility to solve the challenges facing the communities close to Sibanye’s operations cannot reside solely with the Group, we are aware that failing to make a meaningful and visible impact could threaten our sustainability.

We have begun to interact directly with the communities, needs and the Group’s strategic imperatives – for example, establishing critical infrastructure, such as healthcare clinics that assist with efforts to eradicate diseases such as tuberculosis (TB) and community programmes initiated by the DoH.

The focus of our community development programme is to address the priorities of the communities in order to minimise risk for Sibanye. Aligning these programmes with the development priorities of local municipalities can be mutually beneficial as illustrated below.

Our main stakeholders also include representatives of local government authorities, communities and government departments in our areas of operation. These stakeholders may have different priorities and expectations while we have limited resources. Our approach is thus to find common ground and to identify interventions that meet the requirements of all stakeholders to some degree but, more importantly, are recognised and approved by all parties.

Community development projects are funded through a LED fund, which is managed and operated by the Corporate Affairs department. Each mining operation contributes R3/oz of gold produced and 0.5% of net profit after tax (NPAT). In exceptional circumstances (where the requests for CSI funding exceed R50,000), an application is submitted to the executive Sustaining Social Licence to Operate Committee for approval as per the community development and CSI policy.

Sibanye Gold Integrated Annual Report 2014	91

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

SOCIAL AND RELATIONSHIP CAPITAL

CONTINUED

STAKEHOLDERS, OBJECTIVES AND ISSUES

All projects are underpinned by extensive stakeholder engagement which extends to SLP projects to enable active participation and the necessary project buy-in at an early stage. Our long-term sustainability relies on establishing and maintaining sound relationships with a wide range of stakeholders, including individuals, groups, institutions and communities at large.

Through a formalised engagement process and direct engagement with our stakeholders, we can identify key issues within the community. We are therefore able to align and review the formal SLP to incorporate projects that will have a high impact in our host communities. This is done through a formal Section 102 application, as per the MPRDA, and serves to change the existing commitments in the SLPs. The Section 102 application is a formal process of obtaining consent from the Minister of Mineral Resources to amend permits, rights, programmes or plans in documents such as SLPs, mining work programme and EMP, among others.

When the Cooke operations were acquired by Sibanye in May 2014, the DMR called for certain misalignments, between the Cooke SLPs and the Group’s operating model, to be addressed. Sibanye has a six-pronged operating strategy, which includes cost reduction, greater flexibility and capital optimisation. Within this context, we had to ensure that the Cooke SLP commitments were achievable, affordable and cost-effective, and aligned with commitments stated in the other Sibanye SLPs. These and other concerns contained in the Section 93 directive and the Section 93 order issued by the DMR following the compliance inspection in October 2013 were addressed during a workshop held with the DMR.

As a result, an agreement was reached between the DMR and Sibanye that the Cooke SLPs and SLP implementation plans would be revised and aligned with the Sibanye operating model.

We also agreed to review possible offsets in cases where targets were unrealistic and had resulted in backlogs. One of the projects considered as an offset was the construction of the JS Skenjana Senior Secondary School in Idutywa, Eastern Cape. The need for the school had been identified by the former premier of the Eastern Cape.

A site visit to the proposed school was subsequently undertaken from 23 to 27 June 2014 by the Corporate Affairs team, the Gauteng and Eastern Cape regional offices of the DMR, municipal councillors, the Eastern Cape Department of Education (DoE) and officials from the office of the premier of the Eastern Cape. The visit was aimed at providing a platform for stakeholders to engage about infrastructure projects planned to offset backlogs in all of Sibanye’s LED projects, including those of the Kloof and Driefontein operations. The outcome of the site visit included:

—  All Sibanye operations would assist in infrastructure development and project management for the proposed school. Funding for the project would be pro-rated according to the production profiles of each Sibanye operation and proportional representation of staff from the labour sending areas at each mine.

—  The Eastern Cape DoE would provide specifications as per government’s Accelerated Schools Infrastructure Delivery Initiative (ASIDI) safety norms and standards for school infrastructure, equipment, staffing and maintenance.

—  The office of the premier of the Eastern Cape would facilitate land allocation.

—  National Treasury would assist with funding.

—  The Mbhashe Local Municipality would provide services to the site.

—  A memorandum of agreement (MoA) would be signed by all stakeholders prior to the commencement of the project.

LOCAL ECONOMIC DEVELOPMENT (LED) PROJECTS

We commenced a number of projects in 2014, some of which were completed with the remainder carried forward for completion during the course of 2015/16 in accordance with the implementation plans of the SLP relating to each operation.

Where the Cooke operations are concerned, projects not included within the revised SLPs but for which commitments are outstanding, negotiations are in progress to conclude a memorandum of understanding with the relevant municipalities that would consider alternative high-impact projects in lieu of those unlikely to be self-sustainable in the long term and which have limited benefits for the intended communities.

Certain projects described in our 2013 Integrated Annual Report were discontinued in 2014 as they did not comply with the self-sustainability requirements and our high-impact strategy for development projects, and the respective SLPs were revised accordingly. The key challenge experienced in most of the projects undertaken in 2014 was the time taken in engaging with communities and other key stakeholders, due mainly to the wide area of impact of the operations. Project implementation without community engagement and buy-in is detrimental to the sustainability of the project. Community engagement is, by nature, time-consuming and may delay implementation and commissioning of projects if there is no buy-in. In late 2014, as part of our new community engagement and development strategy, we began establishing community engagement structures to promote continuous dialogue with host communities and municipal structures in order to reduce the time taken to facilitate development interventions, and to obtain consensus on project implementation.

92	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

Operationally, detailed feasibility assessments on projects already underway are being done, in order to avoid delays in commissioning and implementing new community development projects. Responsible exit strategies must also be in considered. Turnaround strategies for some of these projects will be developed and implemented in 2015 while focus	is maintained on the high-impact nature of projects. It is important to note that the SLP is a “living document” so changes can be made to the project scopes additional projects can be included where these are seen to be relevant to local economic and community development.

REVITALISING DISTRESSED MINING COMMUNITIES

With a view to eventual mine closure, and after extensive engagement with local, provincial and national government, we have changed our approach from building individual houses and upgrading high density residences for employees to establishing standalone villages that would be integrated into the housing strategies of the respective local municipalities.

In October 2012, President Jacob Zuma announced a Special Presidential Package to address the living conditions of mineworkers and the promotion of sustainable human settlements for all mining communities in the wake of the Marikana tragedy.

Government identified housing as an issue, which led to the problems at Marikana and which are reflected countrywide problem people continue to seek employment in areas without adequate investment and co-ordination of human settlement planning (which includes basic service delivery such as sanitation, electricity, refuse removals, supply of water, roads and other infrastructure, schools, healthcare facilities and police stations, as well as retail sites).

A task team was formed to bring government, business, organised labour and communities together to address the housing and municipal infrastructure needs in key mining areas of South Africa, such as Rustenburg, Lephalale, Emalahleni, Westonaria,

Welkom, Klerksdorp and Carletonville. Public policy would then be developed to integrate mineworkers into sustainable human settlements.

This has since been defined as the Revitalisation of Distressed Mining Communities Project, and is aligned with the Mining Charter. The Mining Charter commits mining companies, in consultation with stakeholders, to establish measures to improve the standard of employee housing, including upgrading of high density residences, conversion of high density residences to family units and promotion of home ownership. This presents opportunities for alignment and collaboration between mining companies and the state.

Westonaria and Merafong in South Africa’s Gauteng province, and Welkom in the Free State, have been accorded priority status in the revitalisation programme. Westonaria and, therefore, Sibanye’s Kloof and Cooke operations, will serve as a pilot project. Sibanye has adopted a proactive approach by engaging with the Office of the Presidency and its project management consultants at an early stage in the project in order to influence policy change and align Sibanye’s SLPs with government plans. The Corporate Affairs team has engaged representatives of Human Settlements to discuss constructive ways of eradicating informal settlements in mine host communities such as Merafong. Positively for the proposed Cooke LED projects, Randfontein Local

Municipality has resolved to approve plans for the establishment of Bhongweni Township and Goldwest Village. Through the Bhongweni project, 280 existing houses will be allocated to current occupants who are employed by the Cooke 1, 2 and 3 operations and who will eventually become home owners in line with the Sibanye Home Ownership Scheme. A further 260 erven will be made available to developers for sale to private owners in order to develop an integrated settlement and move away from the concept of mine villages. The Goldwest project involves the establishment of a township by creating approximately 1,000 erven, of which 750 erven will be donated by Sibanye to Randfontein Local Municipality for local development. The project will benefit Sibanye’s Cooke 1, 2 and 3 employees as well as Randfontein residents.

This is an ongoing process and bodes well for Sibanye in terms of sustainable closure and creating stakeholder value through a culture of caring.

Sibanye Gold Integrated Annual Report 2014	93

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

SOCIAL AND RELATIONSHIP CAPITAL

CONTINUED

94	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

COMMUNITY DEVELOPMENT FOCUS AREAS

- ✓ Economic development (infrastructure development, job creation, procurement and enterprise development, and SMME mentorship)
- ✓ Health
- ✓ Education
- ✓ Poverty alleviation
- ✓ Food security
- ✓ Women development
- ✓ Youth development
- ✓ Externalities (legislative, regulatory and political environment)

OUTCOME	IMPACTS
The livestock mortality rate has been lowered while yield has increased in all instances. The breeding stock has improved to the extent that it can be auctioned alongside commercial farmers' breeds. Farmers with stock of more than 500 will be referred to the Department of Agriculture for allocation of redistributed land.	Poverty alleviation, skills development and enterprise development are among the benefits of this project. The implementing agent trained 13 independent VLPs and plans to train another 16 by the end of the programme in 2017. A total of 306 villages and 5,379 farmers are reached by this project.
The volume of waste transported to the municipal landfill sites has reduced and residents of the surrounding informal settlements have been incentivised to collect recyclables for immediate remuneration. All of Sibanye's operations contribute recyclable waste. Interest has been expressed to expand this project to other sites in Merafong. The planned exit strategy focuses on making this a self-sustaining project, which functions as a standalone business.	Poverty alleviation and a more positive environmental impact are among the benefits derived from this project, which employs 26 community members. An estimated 250 jobs have been created indirectly through the sale of recyclable waste to the buy-back centre.
The communities of Blybank, Vukusheshe, the Maseru informal settlement, as well as East Driefontein and Mooitooi (within the Merafong City Local Municipality) now have ready access to healthcare.	Healthcare infrastructure has been established, serving 2,656 patients under the age of five and 9,073 older than five by the end of 2014. The facility has 12 permanent staff members and three fixed contract employees, employed by the DoH. The official handover ceremony is planned for 2015.
Sibanye's exit from the project will entail: • progressively reducing funding of resources; • reducing management involvement when acceptable levels of capacity have been reached; • arranging a third-party audit of the project's sustainability, including systems, policies and procedures; • becoming an anchor client for the project; • formally handing over the project to the community once it is self-sustaining from an operational perspective. • providing access to land for permitted forestry and harvesting; • facilitation of a charcoal production and offtake	Poverty alleviation, skills development and biodiversity management are among the benefits of this project. Models for self-sustaining businesses are being investigated.
A sustainability review is underway with a view to appointing an established implementation agent who will ensure economies of scale and contractual product off-take agreements as part of the project sustainability plan.	Poverty alleviation has been a major benefit of this project with 16 trained beneficiaries from the local Mohlakeng community (10 female and six male).

Sibanye Gold Integrated Annual Report 2014	95

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

SOCIAL AND RELATIONSHIP CAPITAL

CONTINUED

96	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

Sibanye Gold Integrated Annual Report 2014	97

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

SOCIAL AND RELATIONSHIP CAPITAL

CONTINUED

98	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE SOCIAL AND RELATIONSHIP CAPITAL

Sibanye Gold Integrated Annual Report 2014	99

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

100	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

Sibanye Gold Integrated Annual Report 2014	101

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

PERMITTING AND COMPLIANCE

We manage our environmental aspects and impacts through our environmental strategy, as well as supporting management systems and an environmental management framework. This includes, among others, a system for identifying aspects and impacts, EMPs designed to mitigate and manage these impacts, and auditing and continuous improvement as critical elements.

Over the years, Sibanye’s environmental management system (EMS) has matured to such an extent that environmental management has been integrated into the business, and into operational plans. As the Sibanye operating model advocates internal efficiencies, we decided that no further value could be derived from ISO 14001 certification and that resources would be put to better use in strengthening in-house capacity to implement EMSs. The Cooke and Burnstone operations need to be integrated into the system. Both operations have systems in place to manage environmental aspects and impacts, and these systems are aligned with the Sibanye’s environmental management strategy.

Review cycles (actions and interventions that address the efficacy of the respective management systems and sub-systems) include, inter alia, monthly site inspections, quarterly audits of EMSs, internal audits as per the schedule determined by the Audit Committee, external audits and verifications by independent external auditors, annual closure liability assessments by an independent third party, and annual site inspections by the DMR.

We continue to improve our knowledge of our current biodiversity status by implementing biodiversity management action plans. Biodiversity assessments of the Kloof and Cooke (Ezulwini) operations were finalised in 2014.

We remain committed to designing and developing appropriate post mining land uses in consultation with host communities and government. The closer we get to closure, the more detailed are our plans, and these closure plans are not shaft-based but mine-based.

Public meetings held during the development of biodiversity management action plans in 2014 will inform discussions with stakeholders going forward, including local municipalities, regulatory bodies and neighbouring communities.

Our Internal Audit Department played an increasingly important role in providing management assurance on the adequacy, effectiveness and suitability of our EMSs.

This in-house management assurance is conveyed directly to our Board and management.

An internal audit of the EMS and its sub-systems is planned for 2015. Internal controls were consolidated and strengthened in 2014 when Sibanye’s Internal Audit team focused on certain elements of the EMS, such as waste management, incident management, water management, chemical handling and a compliance audit in terms of the Mining Charter, including elements of the EMPs.

In addition to regulatory reporting processes, a legal register, management code of practice and sustainable development assurance processes, Internal Audit monitors environmental legal compliance, external EMP performance assessments of all operations, excluding Cooke 1,2 and 3. The assessments of these Cooke operations are due in 2015.

Advocacy and stakeholder engagement are important elements in ensuring that Sibanye, at Group and operational level, is aware of legislative changes and can apply legislation appropriately. The legal implications for the mining industry and operational compliance aspects are discussed within the forum provided by the Chamber of Mines Environmental Policy Committee (EPC). Members of the EPC are informed of impending legislative changes and the implications, and this effectively promotes compliance. In addition, there an internal process of highlighting legislative changes in all spheres of our business, including environmental management, and action plans are put in place to address shortcomings from a compliance perspective.

Site inspections are done on an ad hoc, weekly or monthly basis, and are issues-based. Quarterly audits are conducted to ascertain compliance with our Environmental Policy, as well as other environmental and operating procedures in place to manage environmental aspects and impacts.

Each operation kept a register of compliance with all applicable environmental regulations in 2014.

We strive to manage risk effectively in order to protect the environment.

Each Sibanye operation has an approved EMP, compiled by the holder of the mining right and approved by the DMR in compliance with the MPRDA, as amended. An EMP is a formal contract between the mine (the holder of the mining right) and the regulator (the DMR) regarding the impacts that may arise from the mining operations, the assessment of these impacts from a risk perspective, the proposed measures to mitigate the impacts and commitments or undertaking by the licence holder to implement these mitigation measures.

102	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

Environmental management performance assessment reports
Operation	External/ Internal*	Next round	Non-compliance	Mitigation
Beatrix	February 2014	February 2016	Incomplete TSF cover design study	Cover design study scheduled for completion in 2015
			No formal erosion monitoring and management study inclusive of a rehabilitation strategy for the decommissioning phase	Compile erosion monitoring and management study as part of long-term land use plan
			No formal schedule for damaged walls and spillways	Compile monitory plan
Cooke 1, 2 and 3	October 2013	October 2015	N/A**	N/A**
Cooke 4	April 2014	April 2016	Discharge of approximately 70Ml/day of water under old order water permit (quality and volume outside of specification)	Separation of dolomite and process water underground to be pursued in 2015
Driefontein	February 2014	February 2016	No aspect of soil management included in environmental induction module	Included soil management aspects in environmental induction module by December 2014
Kloof	February 2014	February 2016	No aspect of soil management included in environmental induction module	Included soil management aspects in environmental induction module by December 2014
			No noise assessment completed	Noise study finalised by end of 2014
			No land capability study	Complete land capability study by end June 2015
Surface operations	October 2013	October 2015	N/A**	N/A**

*	Environmental management performance assessment reports are compiled by an independent third party (external) and in-house by Sibanye (internal), and submitted to the respective regional offices of the Department of Mineral Resources in compliance with the legislated conditions for approval, every two years.

**	No environmental management performance assessments were conducted during 2014 for Cooke 1,2 and 3, and surface operations as these assets were only acquired in March 2014.

The EMP of a mining right holder is generally seen as one of three supporting pillars of the mining right (the other two are the SLP and the Mine Works Programme).

The EMP for each operation deals with environmental aspects pertaining to the mining operation, ore handling and transportation, metallurgical processing and gold extraction, and deposition of residue material from the extracting process (commonly referred to as tailings material) on specifically designed and operated tailings storage facilities (TSFs). These processes have an impact on water, air quality, land, waste and resources, among others. Mitigation and management measures for these respective environmental impacts are also contained in, and form the crux of, the EMP document.

The operations are responsible for day-to-day management and reporting of environmental issues at shafts and plants in terms of the Environmental Policy and the designated EMS, while the Environmental Department provides overall assistance to resolve any environmental issues at the operations with strategic direction on the implementation of the environmental strategy. The Environmental Department is also responsible for conducting regular site inspections and quarterly EMS audits with a view to providing assurance to site and senior/executive management that environmental issues are managed appropriately.

An atmospheric emission licence (AEL) application for Cook 4 was submitted in 2014, as well as additional information on the AEL applications for Kloof, Beatrix and Driefontein. All three operations have since received provisional AELs, and systems and processes, such as stack monitoring, are being established to ensure compliance with the conditions of these AELs. Cooke awaits its AEL.

An environmental impact assessment (EIA) for the relocation of the assay laboratory and a public notification process began in 2014. Processes for the new site were reviewed and revised, including hazardous substance volumes below the threshold for listed activities that require an EIA. Listed activities were not triggered, the application was withdrawn in

September 2014.

The record of decision for the EIA regulations applicable to the Beatrix 4 shaft methane destruction project culminated in approval of the amendment to the EMP report, which was then approved by the Free State DMR in May 2014.

Environmental licensing processes, initiated in 2013, for waste management were pursued and finalised in 2014.

Environmental licensing processes, initiated in 2013, for waste management were pursued and finalised in 2014. A gap analysis was completed in 2014 to determine our status in terms of licence requirements at the Kloof, Driefontein and Beatrix operations. Due to changes in legislation, activities were revisited to ensure that applications were made for all activities. Sibanye began the licensing process at the end of 2014 for finalisation in 2015. We will attend to the Cooke and Burnstone operations in 2015.

Sibanye Gold Integrated Annual Report 2014	103

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

LEGISLATION AMENDED

Amendments to waste legislation present a potentially negative impact on Sibanye’s operations and projects. Under the National Environmental Management: Waste Amendment Act, 2014 (Act No 26 of 2014), which was promulgated on 2 June 2014, mine “residue deposits” and “residue stockpiles” are now managed under the NEMA legislative regime. The implications include the need for waste classification and liners under the TSFs, which could have major financial implications for new TSF capital projects in particular.

As far as the greater mining industry is concerned, mining related waste material and mining residues are governed by the MPRDA, particularly the requirements of Section 42 and MPRDA regulations 63, 69 and 73, as well as the EMP provisions, until those duplicate provisions in the MPRDA have been repealed. The process to enhance NEMA legislation and to align it with the provisions of Waste Amendment Act has begun. The MPRDA amendment process has not yet been completed and will continue in 2015. This process was not completed in 2014 and will continue in 2015. Through industry organisations such as the Chamber of Mines and BUSA, we are monitoring developments in this regard.

Through the Chamber of Mines, a meeting was held with the DEA as the regulator responsible for administering the Waste Amendment Act and its specific provisions regarding residue stockpiles and deposits in an effort to influence the final regulations. Throughout 2014 there were multiple meetings between the various stakeholders on this issue. This has now culminated in the publication of a draft list of exclusions on waste management activities. Sibanye will participate in the public commenting process.

TAILINGS STORAGE FACILITIES – ACTION PLANS

ENVIRONMENTAL INCIDENTS

In 2014, we reported nine (2013: one) Level 3 environmental incidents. There were three Level 3 incidents at Cooke and six Level 3 incidents at Kloof and Driefontein. There were no Level 4 and 5 incidents reported for the period under review.

We report on:

•  Level 3 – incidents that result in ongoing but limited environmental impact;

•  Level 4 – incidents that result in medium-term environmental impact; and

•  Level 5 – incidents that result in long-term environmental impact.

In terms of our Engineering Pragma System, which enables timeous reporting and maintenance of pipeline failure incidents, conducting thickness testing on the pipeline, installation of flow meters and daily inspection of pipes by pipe-walkers, all pipes not worn out were turned by 180 degrees to prevent failure. As part of this planned maintenance system, ongoing testing of pipe thickness is conducted and worn pipes are identified.

104	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

Level 3 incident report
Date	Level	Operation	Cause	Volume (m3)/Area impacted (m2)	Material	Impact	Remediation
25 February 2014	3	Kloof	Pipeline burst	300,000m3	Tailings	Soil, vegetation and river contaminated	Polluted area cleaned and rehabilitated with new pipeline

26 February 2014	3	Driefontein	Return water dams overflowed	0.25Ml	Process water discharge	Impact on surface water	Pumping of water from return water dams optimised

31 March 2014	3	Kloof	Cyanide storage tank pipes burst	400m3	Cyanide	Soil and vegetation contaminated	Polluted area cleaned and rehabilitated with new alarm system

1 May 2014	3	Kloof	Water pollution control dam overflowed at plant due to accumulation of sediments	50,000m3	Process water	Impact on surface water	Dam cleaned regularly to remove sediments

17 October 2014	3	Driefontein	Tailings spill	40m3	Tailings	Soil contaminated	Leak isolated and tailings cleaned up

28 November 2014	3	Driefontein	Return water dams overtopped	0.25Ml	Process water discharge	Impact on surface water	Pumping and reuse of water from return water dams optimised

25 February 2014	3	Cooke 1 shaft	A leak developed in the pipeline conveying sludge from Cooke 1 shaft to Cooke plant, resulting in a spill of underground sludge onto adjacent land and water body	800m2	Underground sludge	A small quantity of material enter the Wonderfonteinspruit but water sampling at time of incident indicated no significant impact on water body	The leaking pipe was immediately clamped once the spill was reported and subsequently replaced. Clean up of the affected land commence on same day as incident, and was complete within 2 weeks.

23 May 2014	3	Cooke 1 and 2 shafts	Licensed discharge water quality outside water use license specification	Cooke 1 shaft: 20, 300m3; Cooke 2 shaft:12, 300m3	Excess water found underground	Impact on both surface and groundwater	Optimisation of underground water treatment and underground settler repair and refurbishment

18 August 2014	3	Cooke 4 plant	Return water dam oveflow as a result of an operating error	5,500m3	Process water	Water spilled onto gravel road and adjacent farmong land. No impact on surface or groundwater resources, based on water quality, the impact on the farming land was deemed to be minimal	The valve feeding the return water dam was closed immediately and pumping commenced and the plant operator retrained in dam operating procedures

Sibanye Gold Integrated Annual Report 2014	105

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

MATERIALS AND WASTE MANAGEMENT

In order to reduce rehandling costs, development or “waste” rock, which was previously hoisted separately and stored on rock dumps for future processing through dedicated surface material plants, is being milled and processed with underground ore. Significant effort has also been made to improve the quality of mining factors, such as reducing dilution by lowering stoping widths and ensuring that as much gold is recovered from the stoping area as possible. Reducing the amount of waste rock mined has significant cost benefits including increased ore hoisting and processing capacity, resulting in higher yields.

The environmental benefits include a smaller surface rock dump footprint as land use is reduced, lower dust emissions and more effective management of water pollution.

We do not remove only gold-bearing reef as we try to minimise mining of waste. Uranium by-product ore is mined from a specific reef horizon (Elsburgs) and is therefore easily directed towards the Ezulwini gold and uranium plant.

Consumption of materials
	Beatrix	Cooke	Driefontein	Kloof	Total
Timber	27,135t	12,913t	46,873t	17,547t	104,468t
Cyanide	1,233t	7,856t	1,757t	912t	11,758t
Blasting agents	1,198t	58,687t	2,125t	998t	63,008t
Hydrochloric acid	1,117t	1,190t	784t	488t	3,579t
Lime	5,310t	23,780t	2,029t	8,724t	39,843t
Cement	3t	249t	59t	84t	394t
Caustic soda	608t	916t	521t	452t	2,947t
Diesel	895kl	2,048kl	1,897kl	1,434kl	6,274kl

We do not have a formal process to verify that all suppliers promote responsible environmental management. However, as part of the procurement process, suppliers are requested to provide us with their environmental policies.

In addition, contractors permanently on site, such as ore transporters, form part of the on-site EMS and, through site inspections and audits, we ensure that they are environmentally responsible.

CYANIDE MANAGEMENT

As gold is not soluble in water, cyanide is used to stabilise it in solution and, with oxygen, to dissolve the gold. Cyanide has been the primary reagent for leaching gold from ores since its introduction in the late 19th century. While cyanide is less costly and potentially less harmful than other reagents with similar properties, there are risks associated with its storage and use.

Sibanye has decided, as a result of a change in our operating model, and comfortable that all the necessary systems and practices are in place, not to formally participate in the Cyanide Code after 2013. However, the principles of the Cyanide Code are embedded in our management processes and systems, and management assurance of this aspect is an ongoing process. No cyanide-related incidents were reported at our operations in 2014 and 2013.

Waste management (Mt)
			2014	2013	2012
Mining waste			20.12	13.87	11.84
Tailings into TSFs			15.73	13.11	10.72
Tailings into pits			3.79	–	–
Waste rock			0.60	0.76	1.11
Waste recycled/reprocessed			11.96	13.29	614.22

106	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

WATER

Water is a critical resource and we consider our water infrastructure to be a strategic asset. Effective and integrated management of water resources and systems is an integral component of our business strategy. Our vision for water management could be described as “effective, innovative and caring water resources and water systems management”.

Water use licence status
	Beatrix	Ezulwini (Cooke 4)	Rand Uranium (Cooke 1, 2 and 3)	Driefontein	Kloof
Permit/exempt in terms of the Water Act, 1956 (Act No 54 of 1956)	Yes	Yes	_	_	_
Water use licence in terms of the National Water Act, 1998 (Act No 36 of 1998)	_	_	Yes	Yes	Yes and directive
Water use licence application	Submitted	Submitted	Submitted for backfill project	Applied for amendment	Applied for amendment
Draft water use licence	_	Yes	_	Yes	_
Bottleneck	Regional office of Department of Water and Sanitation/Sibanye’s Water Management Department	National Department of Water and Sanitation	National Department of Water and Sanitation	Regional office of Department of Water and Sanitation/Sibanye’s Water Management Department	Regional office of Department of Water and Sanitation
Explanation	Awaiting feedback from regional Department of Water and Sanitation	Recommendation submitted to the Department of Water and Sanitation adjudication committee	Backlog at Department of Water and Sanitation	Awaiting feedback from regional Department of Water and Sanitation	Department of Water and Sanitation evaluating additional information submitted
Risk/reward	No	No	No	No/savings	No/savings
Way forward	Enquire about progress	Awaiting water use licence	Apply for amendment of water use licence Enquire about progress with backfill water use licence	Enquire about progress	Awaiting feedback from regional Department of Water and Sanitation
Operating legally	Yes	Yes	Yes	Yes	Yes

Sibanye Gold Integrated Annual Report 2014	107

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

WATER USE	RECYCLING AND OPTIMISATION

Total water withdrawal was 116,851Ml (2013: 76,636Ml) in 2014 with 16,738Ml or 14.32% (2013: 12,410Ml or 16.19%) from municipal sources (potable water) and 100,112Ml (2013: 64,227Ml) from ground fissure sources.

The reason for the increase year on year is due to of the inclusion of the Cooke operations in 2014.

The bulk of fissure water is withdrawn at source for safety reasons and it is discharged into the environment without treatment. Uncontaminated fissure water, which has not entered the mine workings, does not pose an environmental risk. Impacted fissure water is used in the operations to compensate for system shortfalls. By using the impacted fissure water make-up, the total discharge load is reduced and contaminants are entrapped in the various tailings storage facilities (TSFs). We use recirculating mine service water extensively in our surface and underground operations. By operating the systems in this manner, we ensure that none of this water is discharged but is reused to improve water effciency.

In addition, we have invested in potable water-treatment plants to produce potable water from excess fissure water, and thus reduce our overall water footprint and total cost of potable water.

Optimisation includes the establishment of a three-tier water balance system, which is updated regularly, to allow our operations to track water consumption at shaft level. A project is underway to establish detailed water balances at all operations by mid-2015. An annual water balance is prepared and submitted to the Department of Water and Sanitation as a requirement of our water use licences.

Underground settlers are the first line defence in heavy metal removal and improving the quality of the underground circulating water systems. In 2014, we focused primarily on improving the operational efficiency of our settlers and optimising underground water systems to improve the quality of discharged underground water.

•   Acid mine drainage (AMD), if managed as proposed, will not develop into a material risk in the Far West Rand Basin

•   Relatively low volumes of mine water are expected to decant and the environmental impacts will be manageable

•   Urban development and other polluters contribute to the salt load and will exceed mining impact after closure

Total potable water consumption (Ml)
	2014	2013	2012
Beatrix**	3,193	3,403	3,482
Cooke*	5,118	–	–
Driefontein*	2,260	3,039	3,520
Kloof*	6,167	5,967	5,851
* Rand Water
** Sedibeng Water

108	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

Sibanye Gold Integrated Annual Report 2014	109

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

SibanyeAMANZI

Our integrated dynamic water management strategic process, developed by our Water Management Department to guide the implementation of our Water Management Policy through life of mine and beyond mine closure, SibanyeAMANZI is reviewed every year.

SibanyeAMANZI evolved from the Liquid Gold project initiated by Gold Fields in 2005. In order to achieve compliant discharges from the Driefontein, Kloof and South Deep mines owned by Gold Fields at the time, the initial aim of the Liquid Gold project was to develop “end of pipe water treatment solutions” to treat 120Ml/day of surplus fissure and mineralised mine service water, and to purify it to drinking water standards.

A water technology innovation hub, established at Sibanye’s Libanon workshops, supported by the Driefontein Mine Water Laboratory where an upgraded facility is being established at 9 shaft, includes research and development, and testing equipment. The technology innovation hub comprises simulated moving bed ion exchange, membrane purification, various forms of demineralisation equipment, and bench scale coagulation and flocculation equipment. This technology enables the recovery of uranium, rare earths and other valuable metals, as well as the conversion of contaminated salts into commercial commodities such as fertilizers and explosives.

Our SibanyeAmanzi strategy is realised through the following ongoing and proposed projects:

110	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

ENERGY AND CARBON

We have mitigated the risk of energy supply failure by installing emergency generators at all of our operations, which ensures that our people can be evacuated safely in case of a power failure.

We also have agreements (NRS 048-9) with Eskom that we will be notified of load curtailment two hours beforehand. Curtailment is 10% in stages 1 and 2 to 20% of normal load in Stage 3. Stage 4 requires load curtailment of up to 50% as instructed by Eskom. The NRS ensures that our electricity supply will not be completely cut off and operations will be notified of the need to reduce consumption to ensure that essential services can continue to function normally. Non-essential activities may need to be curtailed to reduce the overall load and to meet Eskom’s requirements. The NRS 048-9 pre-agreements protect Sibanye from arbitrary load curtailment and allow for prudent planning and timeous implementation of load curtailment.

Our energy supply agreements protect Eskom and Sibanye’s interests. These agreements make provision for Sibanye to receive electricity supply that is stable in terms of voltage fluctuations. Sibanye will be given notice should the need for curtailment or load shedding become necessary. In return, the agreement makes provision for Eskom prices to be paid, provide access to Eskom to enter the premises for maintenance of equipment and infrastructure. Sibanye will also notify

Eskom of the anticipated maximum demand.

As Eskom is reliant on fossil fuel based energy, we are also exposed to the impending carbon tax.

IMPLICATIONS OF CARBON TAX

We held a carbon management workshop on 17 July 2014 to review the latest developments in climate change and carbon management, including the implications of the carbon tax with the intention to qualitatively assess risks and opportunities for Sibanye. While the carbon tax legal framework is still being developed, opportunities have been identified for us in terms of positioning for the envisaged carbon tax. These include revenue recycling opportunities, such as tax deductions for energy efficiency projects. Revenue recycling is an incentive in the form of tax rebates and offsets that government offers to encourage a move to a low carbon economy.

We have appointed an energy service company to explore whether we may qualify for a tax deduction. Additional revenue recycling opportunities are being planned, including the national carbon offsets mechanism and establishment of a local carbon emissions trading system. During interactions with National Treasury, it became evident that certain certified emission reductions (CERs), such as those of the Beatrix methane project, may not be eligible for offset against the proposed carbon tax.

Anticipated carbon tax implication for Sibanye in 2016
Scope 1 and Scope 2 emissions (“best case scenario”)	R93,143,837

Scope 1 and Scope 2 emissions (“worst case scenario”)	R260,615,369

The figures quoted are indicative of the financial implications of carbon tax for Sibanye in today’s terms and at the anticipated tax rate of R120/t of CO2e. The 2014 carbon footprint and hence the financial implications were based on Scope 1 and Scope 2 emissions, assuming that Eskom passes on its carbon tax liability for its Scope 2 emissions to the consumer.

GREENHOUSE GAS EMISSIONS
— Scope 1: All direct GHG emissions

— Scope 2: Indirect GHG emissions from consumption of purchased electricity, heat or steam

  —  Scope 3: Other indirect emissions, such as the extraction and production of purchased materials and fuels,

       transport-related activities in vehicles not owned or controlled by the reporting entity, electricity-related activities (for example, T&D losses) not covered in Scope 2, outsourced activities and waste disposal, among others

Source: The Greenhouse Gas Protocol – an international accounting tool for government and business leaders to understand, quantify, and manage GHG emissions – developed by the World Resources Institute (WRI) in partnership with the World Business Council for Sustainable Development (WBCSD).

Sibanye has undergone significant structural changes over the past two years – firstly, with the unbundling from Gold Fields, and then the acquisition of the Cooke operations. In terms of the Greenhouse Gas Protocol’s “A Corporate Accounting and Reporting Standard”, GHG emissions, we have adjusted our carbon footprint to include the Cooke operations in graphs above. The method used to effect these adjustments was the ISO 14064 Part 1 “Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals”.

We have also chosen to report our emissions intensity on the basis of “tons of ore milled” in addition to “gold ounces produced”.

Sibanye Gold Integrated Annual Report 2014	111

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

CARBON MANAGEMENT

Our carbon management strategy has been integrated with our approach to energy management, given that our carbon footprint is dominated by our energy use and, in particular, the use of fossil-fuelled electricity sourced from Eskom.

In terms of our integrated energy and carbon management strategy, we worked towards realising the following in 2014:

—   To understand our consumption and emissions. We measured, monitored and managed our energy and carbon footprints, using energy management and information systems, to determine that electricity consumption contributes approximately 87% to our carbon footprint. We monitor electricity consumption monthly and convert this to carbon dioxide equivalent (CO2e) quarterly to determine our carbon footprint.

—  By embedding energy and carbon issues in all planning and stage gate processes, we ensure that our operations optimise long-term asset performance and incentivise good asset management, including waste reduction.

—   Our drive to optimise asset performance includes new functionality in enterprise software, which requires all operations to order refurbished and reusable equipment prior to new equipment planned for early 2015. This reduces demand for new equipment and associated carbon emissions.

—   As we focus on replacing carbon-intense energy with renewable energy sources, like solar and wind, or switching to less intense energy sources by, for instance, moving from coal to gas, we installed concentrated solar power (CSP) to heat the elution circuit at the Driefontein No 1 gold plant in 2014. This installation will use solar energy to supplement a portion of the electricity purchased from Eskom. Optimisation of electricity generation from methane also advanced with underground secondary sealing in 2014 to increase the supply of methane gas and thus electricity generated.

—   We have invested in energy savings by using more efficient equipment and implementing the latest energy-saving measures. Posters are placed in prominent positions at each operation to encourage employees to save energy in the workplace. We also use energy service companies and plan to bring more on board in 2015 to increase the number of energy-saving measures for maximum benefit.

—  We have focused our support systems to share knowledge and best practice, raise awareness, manage change and empower employees. Our Carbon Management Policy and awareness campaigns are included in the induction of all employees and contractors. Carbon management is also being integrated into existing systems, such as the Safe Technology initiatives, by including carbon reduction considerations in the design and planning of projects.

While energy consumption targets are set and measured at operational level, translations from energy consumption into carbon intensities are conducted as part of the ongoing carbon footprinting exercise. Depth of mining and ore yields are considered when setting carbon intensity ratios.

The Beatrix Project, as well as ventilation fan projects at Beatrix, Driefontein and Kloof have contributed to our optimisation and reduction of carbon dioxide (CO2) emissions.

Another carbon reduction project at Beatrix was registered under the Clean Development Mechanism (CDM) of the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC) in late 2013. It involves the installation of energy efficient 45kW axial ventilation fans in underground operations. These fans are more energy-efficient than their older equivalents. The project accrued approximately 7,685 CERs in 2014.

CERs (also known as carbon credits) are emission units issued by the CDM to assist organisations in offsetting their emissions and complying with their targets. Nedbank Limited (Nedbank) provided the funding for this CDM project at Beatrix, and will purchase the CERs generated by the project. The details of the project agreement are being worked out by the parties, including South Deep mine.

Registration of the Kloof and Driefontein ventilation fan projects has been delayed, as the CDM methodology used for these projects has expired, until a suitable methodology becomes available.

We are also involved in a number of projects in collaboration with Eskom, supporting the use of renewable energy, such as solar power, and climate change adaptation initiatives, such as the optimal Tailings Storage Facility Cover Design Study. A conceptual financial risk model has been developed to assess the optimal cover design of the various TSFs. The model takes into consideration the lower, likely and upper scale of each option.

112	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

BEATRIX METHANE CAPTURE PROJECT

The processing of the second batch of Beatrix CERs for the period from 1 April 2012 to 31 December 2014 has begun. This process will be managed through the CDM process. Sibanye and Merquria have reached a mutually beneficial agreement to transfer the Beatrix CERs to a third party. The R54 million Beatrix methane capture and destruction project officially began on 28 July 2006 when the operation entered into an agreement with carbon and climate change advisory firm, Promethium Carbon (Proprietary) Limited, for project administration and approvals. The system was designed and built to extract and flare, on surface, 400l/s of methane gas from identified sealed off working areas at the Beatrix South section. The flare was commissioned on 21 May 2011, extracting an initial 50l/s of methane gas. As at 31 December 2014, 195l/second of methane gas is extracted from underground and flared. Methane is a potent GHG, which contributes to global warming and climate change at a rate 25 times higher than CO2. The Beatrix Project was, therefore, eligible to register under the CDM of the Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC) in 2011 to earn CERs or carbon credits.

We began the issuance process to earn 36,010 CERs (from 1 July 2011 to 31 March 2012), and the issuance of CERs by the UNFCCC has been completed.

The Beatrix Project generated 25,151 (2013: 45,194) carbon credits in 2014. The volume of methane to the flares fluctuated and decreased to a large extent, resulting in lower carbon credits than the previous year.

The project was also registered under the Voluntary Carbon Standard for the reduction in GHGs on 13 March 2013 and 9,643 voluntary carbon units (VCUs) were issued on 5 September 2013. The VCUs were held in our Markit Registry account and transferred to the VCU buyer’s account (Nedbank) on 7 November 2013. The income generated from the 9,643 VCUs, in this once-off deal, amounted to R323,084.

The Markit Registry allows account holders to manage all their global carbon, water and biodiversity credits in a centralised, financial markets-based registry system. It manages environmental portfolios, and provides support for existing and emerging environmental programmes and markets. The volume of methane destroyed since commissioning the Beatrix Project to 31 December 2014, including the main flare as well as the borehole flares, is 10.9 million cubic metres. A total of 164,201 equivalent tons of CO2 (tCO2e) was destroyed between July 2011 and the end of December 2014. The global warming impact of methane gas is 25 times higher than CO2.

The Beatrix Project has not reached its full capacity of 400l/second as secondary sealing has not yet been completed to ensure that the migration of methane is contained. Secondary sealing is due to be completed in May 2015.

The Beatrix Project contributes to foreign reserve earnings for South Africa through the revenue generated from the sale of carbon credits. It also has a positive impact on the environment in that it contributes to clean power generation, reducing reliance on coal based electricity and harmful GHGs. In addition, the project has created employment – during the construction and operation phases – and it has facilitated skills development in a much safer working environment.

Methane is a colourless and odourless gas, which cannot be detected without specialised electronic equipment. Unlocked during mining operations and transported by air from sources deep underground, it is extremely dangerous as it is highly explosive and can displace oxygen so that those exposed to it are prone to suffocation. A methane management system has been developed at Beatrix to control this risk. The mine standard requires a minimum of two flammable gas detection instruments per stope panel while there must be at least one instrument per development end when work is underway. At the Beatrix mining units 1 and 2, there is a telemetry system with strategically placed flammable gas and velocity sensors, critical fans and carbon monoxide sensors. Environmental conditions are monitored in the central control room at Beatrix Mining Unit 1, located at No 3 shaft, on a 24-hour basis. Clear call-out procedures are followed in the event of an emergency.

Where elevated concentrations of flammable gas are constantly present in the general atmosphere, a location is declared hazardous based on the results of risk assessments. Hazardous locations require special operating conditions to be followed, such as explosion protected apparatus, telemetry monitoring, strict adherence to mine standards and awareness training for all employees. Hazardous location meetings are held on a monthly basis, involving all related disciplines.

To ensure proper supervision at all working places, the mine has developed a Work Place Management (WPM) system – documents containing special instructions, hazard identification, risk assessments, DMR recommendations, a flammable gas register and handing over notes are stored in the mine overseers’ offices. The WPM system is also used during the induction of new employees or when people are moved from one mining section to another.

In addition to flammable gas induction training, the mine has regular safety awareness sessions, such as safety flashes and special awareness drives, including the annual methane month in May and the monthly Methane Emergency Preparedness Safety Health (MESH) days when specific methane safety related topics are discussed.

Beatrix currently generates 1MW of power (constrained by the flow and quality of methane).

Sibanye Gold Integrated Annual Report 2014	113

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

ENERGY USE

In 2014, we committed to:

—  include Cooke in energy monitoring, and brought Beatrix in line with the monitoring systems at Kloof and Driefontein;

—  continue research into variable speed drives for medium-voltage main fans at Kloof and possibly at Cooke 4;

—  continue to design, develop and implement strategies that seek to reduce the energy consumption of our operations and, thereby, reduce the carbon footprint of the Group, pursue any potential opportunities and use energy-efficient technologies where this is feasible;

—  comply with applicable legal and other requirements to which we subscribe; and

—  encourage business partners and suppliers to adopt similar principles.

Funded by Eskom Integrated Demand Management, we have introduced various measures, such as pump load shifting, water control valves and geyser load switches to save energy during peak consumer times.

These measures successfully reduced consumption although production increased in 2014. With the inclusion of Cooke, the Group’s annual average electricity demand is expected to increase from 416MW to 488MW in 2015.

We realised a saving of 23.7MW (2013:

33.4MW) in 2014 due to various energy saving initiatives and projects.

Emergency generators were only used for testing and not for actual emergencies in 2004 due to the agreement with Eskom.

Apart from the Beatrix project, Sibanye also employs CSP as an alternative energy source. Oil in the gold-winning elution circuit at Driefontein is heated by CSP.

Major energy savings were realised in performance-based contracts with an extended service provider at Kloof and Driefontein to unlock savings in compressed air and water. A saving of 1MW per year is envisaged to realise an annual saving of R6 million across the Group. Energy saving initiatives were not implemented at Cooke in 2014 but measures are planned for 2015.

Energy consumption in 2014 (%)
	Beatrix	Driefontein	Kloof
Mining/winding	10.1	13.4	15.4

Pumping	15.6	28.4	29.0

Compressors	19.7	17.1	17.7

Ventilation	20.6	12.0	13.7

Refrigeration	6.4	10.0	12.3

Processing	21.6	13.5	7.7

Other	6.0	5.6	4.2

114	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

Direct and indirect energy consumption per operation as at 31 December 2014 (TJ)

	Beatrix	Cooke	Driefontein	Kloof	Total

Direct	775.9	2,194.6	564.7	807.1	4,342.3

Indirect	2,346.0	2,255.5	5,284.0	5,501.8	15,387.3

Total	3,121.8	4,450.1	5,848.7	6,308.9	19,729.6

Energy intensity (GJ/tonne milled)

	2014	2013	2012

Beatrix	0.69	0.70	0.74

Cooke	0.77	–	–

Driefontein	1.09	1.08	1.21

Kloof	1.36	1.36	1.37

Emissions tCO2e

	2014	[a]2013	[b]2013	[a]2012	[b]2012

Scope 1*	109840	120076	61620	96812	56038

Scope 2	4404562	4559995	3773919	4672471	3812182

Scope 3	863009	633928	572398	579043	555066

NOx (t)	19 901	14 618	219.74	13 353	190.26

SOx (t)	632	464	10.85	424	9.38

*Scope	1 emissions exclude fugitive mine methane which amounts to 660 256 tCO2e for 2014

a.	Sibanye has undergone significant structural changes over the last two years – firstly, with the unbundling from Gold Fields, and then through the acquisition of the Cooke. This made it necessary, in terms of the Greenhouse Gas (GHG) Protocol’s ‘A Corporate Accounting and Reporting Standard’, for the carbon footprint to be adjusted (restated in terms of the GHG Protocol) to include the Cooke operations GHG emissions. The method used to effect these adjustments was the ISO Standard, ISO 14064 Part 1 ‘Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals’.

b.	Figures reported in 2013 annual report

Sibanye has also adjusted its 2012 and 2013 nitrogen oxide (NOx) and sulfur oxide (SOx) emissions to account for the acquisition of the Cooke assets and improved calculation, which applies internationally credible air-pollutant emission factors from the US Environmental Protection Agency, and includes the NOx and SOx emissions for the combustion of all of Sibanye’s fuels.

Sibanye Gold Integrated Annual Report 2014	115

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

AIR QUALITY

Our approach to air quality management is to control dust at source with extraction and filtration systems as well as dust suppression, including water sprays. Air quality is also affected by emissions from certain processes, identified by the DEA on a list of activities that require monitoring. Sibanye’s listed activities include the metallurgical smelting process, lead processes in the assay laboratories and waste incinerators at sewage works. In order to manage these processes, stack emissions of the discharges have been conducted. Stack emissions are conducted by isokinetic sampling. Isokinetic sampling collects particles in a stream moving at the same velocity in the sampling device as it does in the stream being sampled. This increases the accuracy and reliability of results, and allows the sample stream to enter without changing speed so that the risk of concentrating larger or smaller particles is reduced on site during the operations. The sample is then analysed at a laboratory to determine the composition and concentration of the emission gases and particulate matter. Results from the stack emissions have been used in impact assessments. The outcome of the impact assessment identified the sewage waste incineration processes as a potential area for improvement. Options for improvement are under investigation.

Complaints recorded in 2014 included the following:

•  Beatrix received one complaint about dust by a farmer residing approximately 1.2km northwest of a dormant tailings dam on the mine. Although the dust was not blown towards his residence there, was visible dust along the public road leading to and from the property. The prevailing conditions at the time were very windy and the wind direction was north-easterly. The farmer accepted this explanation.

•  The Merafong City Local Municipality lodged a complaint against Driefontein for excessive dust emanating from the area around the Driefontein No 2 and 3 gold plants. The complaint was lodged at the West Rand District Municipality Forum meeting on 18 September 2014. An urgent investigation was conducted and it was found that, during the windy season, dust was liberated from the gravel roads and rock transfer systems. Additional measures were instituted for more frequent watering down as a more effective method of dust suppression. The matter was resolved and the complainant was informed on the following day.

•  Higher than normal dustfall levels were recorded south of Kloof at Bekkersdal. The Venterspost tailings facility to the northwest was identified as a potential dust source. Dustfall from this facility for the same period, recorded by the dust bucket south of the tailings facility at the Venterspost Primary School, was less than 600mg/m2/day. This suggests other sources may be contributing to dustfall at Bekkersdal. The dustfall buckets at the Cooke operations – located to the north, east and south of Bekkersdal, also recorded dust levels of less than 600mg/ m2/day over the same period. This suggests that a localised event may be contributing to the dustfall at Bekkersdal. An investigation in conjunction with the West Rand District Municipality was conducted and revealed that ground preparation and erection of a new prefabricated building and cleaning of the roads in the area at that time may have contributed to the higher than normal dustfall.

All of our operations have submitted applications for AELs in terms of the National Environmental Management: Air Quality Act, 2004 (Act No 39 of 2004) (Air Quality Act).

Kloof, Driefontein, Beatrix and Burnstone have provisional AELs. A site inspection by the Lejweleputswa District Municipality at Beatrix, as part of the process to convert the provisional AEL to a permanent AEL is scheduled for 2015.

The West Rand District Municipality is still processing the application for Cooke 4.

Cooke 1, 2 and 3 do not require an AEL as smelting and incineration are not undertaken at those operations. Concentrate is sent to Rand Refinery for smelting.

The promulgated national dustfall regulations, as listed by the American Society for Testing and Materials (ASTM) International D1739, are used as a reference method and multi-directional buckets were used to collect dust throughout 2014. The multi-directional buckets have been successful in determining the potential contributing sources of dust in assessing the effectiveness of controls and in response to complaints. Wind direction provides information of potential sources that may be contributing to dustfall at a particular point. Discussions with the authorities have been positive and a process to determine equivalence between the ASTM method and the multidirectional buckets began in 2014.

Sibanye complies with the National Environmental Management: Air Quality Act. The legislated air quality standards in terms of the Air Quality Act take precedence over

116	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

SANS standards. The DEA has published draft regulations on the compilation of pollution prevention plans and atmospheric emission reporting, as well as a discussion paper on the development of desired emission reduction outcomes for sectors and sub-sectors of the economy. Companies, like Sibanye, emitting more than 100,000t CO2 e per annum may be required to submit five-year pollution prevention plans to the DEA. In addition, these companies may be allocated carbon budgets, which would need to be managed in order to achieve the desired emission reduction outcomes.

LAND MANAGEMENT,

REHABILITATION AND CLOSURE

Sibanye owns approximately 50,316ha of land – 17,359ha has been disturbed by mining and processing activities.

We are in different phases of developing biodiversity action plans (BAPs) for all our operations. Driefontein’s BAPs have been completed and implemented while assessments were finalised at Kloof and Cooke 4 in 2014. This process is subject to stakeholder engagement to ensure that the BAPs are aligned not only with our vision but those of the local communities and government. The Beatrix assessment is scheduled for 2015 and its BAPs are due to be finalised in 2016.

Based on the outcome of the land use survey conducted in 2013, which indicated that landowners wanted to continue agricultural activities in future, we embarked on a study to determine the land capability of the Kloof and Driefontein properties in 2014.

The outcome of this study will determine the expansion of LED projects with a view to optimising the use of available land.

As sustainable development and land management are closely related, alien vegetation is removed through LED projects at Kloof and Driefontein. This intervention will be rolled out across the Group in 2015.

At Kloof, an old training centre and a ventilation shaft were demolished and the area was rehabilitated, while a pilot agricultural project successfully completed its second season when soya beans and maize were planted. A portion of the harvest from this medium-term (three to five years) project to rehabilitate the land to optimal agricultural potential is donated to the local community. In 2014, five tons of maize meal were received by a local school’s feeding scheme.

Sibanye’s closure plans remain interim measures with focus on developing demolition/closure plans for areas identified for rehabilitation. Our closure liability is assessed annually by a recognised independent consultant. All additions and rehabilitation, new innovations and changes in legislation are taken into account during the assessment. It is fully funded by a combination of payments into trust funds and insurance guarantees.

Land management (ha)
	2014*	2013	2012

Total land under management	50,316	36,690	36,690

Land disturbed by mining and related activities during the period	–	–	–

Cumulative total of land disturbed by mining and related activities	17,359	7,449	7,449

Land rehabilitated during the period to agreed land use	–	–	–

Cumulative total of land rehabilitated	–	–	–

* Including Cooke

Closure liability and associated financial provision for 2014 (Rm)
	Beatrix	Burnstone	Cooke	Driefontein	Kloof	Total
Closure liability as at 31 December 2014
Closure costs (unscheduled)	547	93	872	1,126	911	3,549

Total funded (fund and guarantees) as at
31 December 2014

Environmental Rehabilitation Obligation Funds	341	33	350	774	695	2,193

Guarantees	206	60	522	352	216	1,356

Sibanye Gold Integrated Annual Report 2014	117

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

ENVIRONMENTAL ENGAGEMENT

Engagement with stakeholders on environmental issues is an ongoing process, and the frequency of engagement is largely determined by the materiality of the issue and the profile of the stakeholder. Our key stakeholders on environmental issues include our regulators, such as the DMR, the DEA, the DWS, industry associations such as the Chamber of Mines, neighbouring landowners, local municipalities, surrounding communities as well as relevant environmental organisations and NGOs, such as the Federation for a Sustainable Environment. Our own employees are also important internal environmental stakeholders. Issues raised during these engagements are dealt with by the Environmental Department and, if it is non-environmental, it is elevated to the relevant person within Sibanye. The issue determines who attends the engagements. However, our Environmental Department is largely responsible for environmental engagement.

Key environmental stakeholders
	Broad objective of engagement	Frequency and outcome
Gauteng Department of Agriculture and Rural Development	• Engagement on environmental permitting and related requirements for WRTRP	• Once-off engagement • Due to WRTRP, engagement set to intensify in 2015
• Positive outcome of engagement and willingness to engage further on WRTRP
West Rand District Municipality

•  Engagement with public safety officials regarding re- opening of old Venterspost Road

•  Engagement with officials of Environmental Department regarding proposed WRTRP

•  Engagement with Section 80 Committee of municipality regarding proposed WRTRP

•  Quarterly engagement with municipality regarding regional environmental management issues

•  Quarterly engagement with municipality’s environmental forum

•  Remainder of engagement is ad hoc and issues-based

•  Positive outcomes of all engagements between Sibanye and municipality

•  Section 80 Committee supports WRTRP and objectives, and further engagements will be set up

Department of Mineral Resources	• Engagement on status of environmental management at our operations and compliance with the EMP • Engagement on the approval of EMPs for some operations	• As and when required • Numerous engagements in 2014, notably on EMPs • Engagements are ongoing
Department of Environmental Affairs	• Engagement on the environmental permitting and related requirements for WRTRP

•  Once-off engagement

•  Due to WRTRP, engagement set to intensify in 2015

•  Positive outcome of engagement and willingness to engage further on WRTRP

•  Indirect engagement with DEA, via Chamber of Mines, on legislative issues

Federation for a Sustainable Environment

•  Engagement geared towards better understanding of “agenda” of most important non-governmental organisations within area of influence

•  Ensure potential engagement risks are pro-actively identified, managed and mitigated

•  Ad hoc engagement

•  Engagement is largely issues-based

•  Engagements in 2014 revolved around WRTRP permitting process, removal of alien vegetation on some Sibanye properties and resultant perceived negative impacts on neighbours, sharing information on important legislative changes and emerging environmental issues

•  In addition to above direct engagements, numerous workshops with community members to highlight environmental risks and challenges, and practical solutions pursued by Sibanye to address and mitigate risks

118	Sibanye Gold Integrated Annual Report 2014

BUSINESS PERFORMANCE NATURAL CAPITAL

Key environmental stakeholders

	Broad objective of engagement	Frequency and outcome
Chamber of Mines Environmental Policy Committee	— A mining industry environmental forum to discuss and formulate environmental policy — Mining industry’s position also discussed and formulated

—  Monthly meetings and ad hoc engagements as necessary

—  Engagements policy-driven and implementation resides with mining houses

—  On behalf of Sibanye and other members, Chamber of Mines also engages with relevant government departments

Water Forums (Loop and Wonderfonteinspruit)	— Limited engagement and involvement in 2014 due to hand-over to Sibanye’s Water Department	— Quarterly engagements — In addition to water-related issues, general environmental issues also raised — Appropriate platform for members to raise relevant issues (well-attended)
Far Western Basin Technical Working Group	— Sibanye’s involvement revolves primarily around mine/shaft closure management — Water management issues also discussed	— Quarterly meetings — Meetings chaired by DMR — In 2015, discussions around regional closure plans and how this dovetails with Sibanye’s closure plans to be intensified
Visits by external parties

—  Organised by Federation for a Sustainable Environment, mainly to Cooke operations by, inter alia, government officials, church leaders, academia, overseas specialists, school groups, among others, for first-hand experience of Sibanye’s environmental and water management practices

— At least monthly site visits — Staff from Environmental Department and Surface Operations: Technical involved in site visits — Visits and associated discussions well received by attendees
Internal stakeholders

—  Engagement with executive management on high-level policy issues (for example, carbon tax, emerging environmental legislation, among others)

—   Engagement with senior management on environmental performance and operational environmental issues

—   Engagement with employees on applicable legal requirements

—   Engagement with broader internal stakeholders, via Group-wide electronic communications: Water Week, hydrocarbon management, incident management and Arbor Day, among others

—  Environmental articles in quarterly Sibanye newsletter

—  Engagements focus on increasing environmental awareness among staff members

—  Although numerous engagements held in 2014, this will be focus area in 2015, largely due to greater focus on compliance and promulgation and roll-out of new environmental legislation

Local and provincial government	National government	Non-governmental organisations	Forums/key institutions	Other

Sibanye Gold Integrated Annual Report 2014	119

BUSINESS PERFORMANCE NATURAL CAPITAL

NATURAL CAPITAL

CONTINUED

IDENTIFYING RISKS AND OPPORTUNITIES
RELATING TO CLIMATE CHANGE

Sibanye recognises global warming and climate change as a reality, and is committed to contribute to a global solution. In 2014, a workshop was conducted to evaluate and reassess the risks and opportunities relating to climate change. The primary purpose of the workshop was to review the latest developments on climate change and carbon management with the intention of qualitatively assessing risks and opportunities for Sibanye.

Potential risks are:

—  financial (such as carbon tax implementation and  electricity price escalation);

—  business (such as sector emission reduction goals and  Group carbon budgets); and

—  meteorological (such as changes in rainfall intensities  and key commodities scarcity)

Opportunities identified include:

—  revenue recycling (such as tax incentives and rebates  for carbon emissions reduction activities);

—  renewable energy (such as solar); and

—  alternative energy (such as methane).

In order to minimise risks and to take further advantage of available opportunities, Sibanye consults the GHG management handbook developed in 2014 as an essential tool for companies operating in South Africa, especially in light of the dynamic regulatory environment. The handbook is useful in that it gives clear guidance on calculating and managing GHG emissions, advice on improving existing GHG management systems and recommendations for dealing with proposed regulatory requirements.

Sibanye has also partnered with the National Business Initiative and government’s Private Sector Energy Efficiency (PSEE) programme to explore further actions in terms of four work streams (scheduled to begin in 2015):

1. Carbon footprinting

2. Regional climate change survey update

3. Carbon management protocol development

4. Development of a five-year pollution prevention plan

We continue to participate in the climate change debate nationally and internationally. Through the Chamber of Mines, we have provided input and comment on climate change and climate change management.

South Africa is committed to contributing to GHG mitigation efforts in order to keep the rise in global mean temperature well below 2°C. In order to fulfil this obligation and in developing a comprehensive policy framework for responding to climate change, government has developed the National Climate Change Response Policy (NCCRP), and has indicated its intention to introduce a carbon tax from 2016. National Treasury released a carbon offsets paper for comment in 2014, and is considering these comments with a view to finalising the offsets allowances for the various sectors. Further to this, in March 2014, South Africa’s Minister of Environmental Affairs gave notice of two amendments to the Air Quality Act under sections 57(1) and 57(1) (a) respectively: Declaration of Greenhouse Gases as Priority Pollutants – Section 29(1) and publishing National Pollution Prevention Plans (PPP) regulations – Section 29(3), 53(o) and (p). These regulations require any company emitting GHGs in excess of 100,000tCO2e per annum to prepare, submit and implement a PPP every five years. As Sibanye emits more than 100,000tCO2e per annum, the Group will be subject to these regulations.

The NCCRP states that it is a strategic priority to find cost-effective and beneficial mitigation policies, measures and interventions that lead to a reduction in emissions below the country’s business-as-usual trajectory as measured against a benchmark peak, plateau and decline GHG emission trajectory. One of the key elements in the overall approach to mitigation is identifying desired sectoral mitigation contributions. This involves defining desired emission reduction outcomes for each significant sector and sub-sector of the economy based on an in-depth assessment of the mitigation potential, best available mitigation options, science, evidence, and a full assessment of the costs and benefits. The mining industry, represented by the Chamber of Mines EPC, is involved in these processes.

GHG mitigation potential analysis has been conducted by South Africa’s DEA, and has identified and analysed mitigation options in key economic sectors. In the process, an updated projection of national GHG emissions into the future has been developed, along with marginal abatement cost curves for key sectors and subsectors. The marginal abatement cost curves provide a set of options to the gold mining sector to reduce carbon emissions. They are valuable tools in understanding emissions trading, driving forecasts of carbon prices, prioritising investment opportunities, and shaping policy discussions. The marginal abatement cost curve summarises the estimate of the realistic volume and costs of opportunities to reduce GHG emissions.

A socio-economic and environmental assessment of the identified mitigation options has also been conducted, leading to the development of national abatement pathways and an assessment of the wider macroeconomic impacts of implementing a broad set of mitigation options.

We fully understand the financial implications of climate change, such as carbon tax, the introduction and switch over to renewable energy, among others. The effect on our profitability has been incorporated into budgeting and other planning processes. A levy of R0.035 per kWh is payable on the electricity we purchase from Eskom. Provision for this levy was made in our 2014 budget cycle.

120	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY

Accountability

134	Sibanye Gold Integrated Report 2014

ACCOUNTABILITY CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE REPORT

KEY STANDARDS AND PRINCIPLES

Sibanye listed on 11 February 2013, with its primary listing on the JSE. It is registered with the US Securities and Exchange Commission (SEC) in the United States of America and its ordinary shares are listed on the NYSE in the form of an ADR programme administered by BNY Mellon.

As a result, the Group is subject to compliance with the JSE Listings Requirements and to the disclosure and corporate governance requirements of the NYSE. The Group’s compliance with the terms of the Sarbanes-Oxley Act, 2002 (SOX) is documented in the Form 20-F. In 2014, the Group complied with all the applicable governance requirements.

The Group has adopted high standards of accountability, transparency and integrity in the running of the business and reporting to shareholders and other stakeholders.

The approach to corporate governance is guided by the principles of fairness, accountability, responsibility and transparency. Special attention had been given to providing stakeholders and the financial investment community with clear, concise, accurate and timely information about the Group’s operations and results; reporting to shareholders on an integrated basis on Sibanye’s financial and sustainable performance; ensuring appropriate business and financial risk management; ensuring that no director, management official or other employee of the Sibanye Group deals directly or indirectly in Sibanye shares on the basis of unpublished price-sensitive information regarding the Sibanye Group, or otherwise during any prohibited period; and recognition of the Group’s social responsibility to provide assistance and development support to the communities in which it operates and to deserving institutions at large.

The Group applies the principles contained in King III and has implemented the King III principles and recommendations across the Group.

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

The one exception is the King III recommendation that employment contracts should not compensate executives for severance because of change of control (although this does not preclude payments for retaining key executives during a period of uncertainty). Read the Remuneration Report on page 152.

All 75 King III principles are recorded in the compliance schedule on Sibanye’s website, detailing the principles and the corresponding explanations.

Sibanye complied with all of the mandatory specific governance requirements contained in paragraph 3.84 of the JSE Listing Requirements during the 2014 financial year.

The Group’s Code of Ethics requires its directors, officers and employees to conduct business in an ethical and fair manner and it promotes a socially and environmentally responsible culture. The Audit Committee is responsible for ensuring compliance with the Code of Ethics.

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

BOARD OF DIRECTORS

The Company’s MOI requires no fewer than four and no more than 15 members on the Board of Directors. The Board currently comprises 13 members – nine of these are independent, non-executive directors, two non-independent non-executive directors and the two executive directors holding the positions of CEO and CFO. Chris Chadwick and Robert Chan were appointed on 16 May 2014 as additional members of the Board and are eligible and available for election at the upcoming Annual General Meeting.

The roles of the Chairman of the Board and the CEO are separate.

The Board, advised by the Nominating and Governance Committee, ensures that the candidates for election as independent, non-executive directors are reputable, competent and experienced and are willing to devote the necessary time to the role.

The Board of Directors’ Charter outlines the objectives and responsibilities of the Board (see pages 137) and all Board sub-committees operate in accordance with written terms of reference, which are regularly reviewed by the Board. The Board takes ultimate responsibility for the Group’s adherence to sound corporate governance standards and sees to it that all business judgements are made with reasonable care, skill and diligence.

The executive directors and the Corporate Secretary keep the Board informed of all developments in the Group.

The current membership of all the Board sub-committees is disclosed on pages 138 to 141.

The Board met six times during the year under review.

136	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY CORPORATE GOVERNANCE REPORT

REMUNERATION

The Board obtains independent advice before making recommendations to shareholders for the remuneration of non-executive directors. The remuneration is paid in accordance with a special resolution approved by the shareholders within the previous two years.

Non-executive directors only receive remuneration due to them as members of the Board. Directors serving on Board sub-committees receive additional remuneration. Details of the directors’ remuneration packages as well as those of the prescribed officers are disclosed in the Remuneration Report on page 152 to 157.

MONITORING PERFORMANCE

In 2014, and in line with recommendations of King III, the Board carried out a rigorous evaluation of the independence of directors.

The Chairman is appointed annually by the Board which, with the assistance of the Nominating and Governance Committee, carried out a rigorous review of the Chairman’s performance and independence during 2014. The Board concluded that there were no factors that impaired his independence and appointed the Chairman for another year. As part of continuous improvement the Board appointed an independent outside consultant to assess the effectiveness of the Board and Board sub-committees.

The performance of the Corporate Secretary was evaluated by the Board. The Board was satisfied with his competence, qualifications, experience and maintaining an arms-length relationship with the Board.

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

BOARD OF DIRECTORS’ CHARTER

The Board reviewed and re-assessed the adequacy of the Board of Directors’ Charter (Charter). This document compels directors to promote the vision of the Group, while upholding sound principles of corporate governance. Directors’ responsibilities under the Charter include:

—	determining the Group’s Code of Ethics and conducting the Group’s affairs in a professional manner, upholding the core values of integrity, transparency and enterprise;

—	evaluating, determining and ensuring the implementation of corporate strategy and policy;

—	determining compensation, development, skills development and other relevant policies for employees;

—	developing and setting best-practice disclosure and reporting practices that meet the needs of all stakeholders;

—	authorising and controlling capital expenditure and reviewing investment capital and funding proposals;

—	constantly updating the risk management systems, including setting management expenditure authorisation levels and exposure limit guidelines; and

—	reviewing executive succession planning and endorsing senior executive appointments, organisational changes and general remuneration policies.

In this regard the Board is guided by the Remuneration Committee, the Audit Committee, Risk Committee as well as by the Nominating and Governance Committee.

The Board considers that this Integrated Report and associated reports comply in all material respects with the relevant statutory requirements of the various regulations governing disclosure and reporting by Sibanye; and that the consolidated financial statements comply in all material respects with IFRS, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the Companies Act and the JSE Listing Requirements. As such, the Board has approved the content of the Integrated Report 2014, including the consolidated financial statements on 20 March 2015.

BOARD COMMITTEES

The Board has formed the following committees in compliance with good corporate governance:

—	Audit Committee

—	Risk Committee

—	Remuneration Committee

—	Nominating and Governance Committee

—	Safety, Health and Sustainable Development Committee

—	Social and Ethics Committee (to comply with the statutory requirements of the Companies Act).

All these committees are composed exclusively of independent non-executive directors except for the Safety, Health and Sustainable Development Committee of which the CEO is also a member. The committees are all chaired by an independent non-executive director and operate in accordance with written terms of reference which have been approved by the Board.

Sibanye Gold Integrated Annual Report 2014	137

ACCOUNTABILITY CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE REPORT

CONTINUED

Board meetings and attendance
Date
Director	18/2	16/5	3/7	29/7	6/11	1/12
Moloko, Sello (Chairman)	–	✓	✓	✓	✓	✓

Cumming, Timothy	✓	✓	✓	✓	✓	✓

Chadwick, Chris[1]	–	✓	✓	✓	✓	✓

Chan, Robert[1]	–	✓	–	✓	✓	✓

Davison, Barry	✓	✓	✓	✓	✓	✓

Froneman, Neal	✓	✓	✓	✓	✓	✓

Keyter, Charl	✓	✓	✓	✓	✓	✓

Menell, Richard	✓	✓	✓	✓	–	✓

Nika, Nkosemntu	✓	✓	✓	✓	✓	✓

Rayner, Keith	✓	✓	–	✓	✓	✓

Skweyiya, Zola	✓	✓	✓	–	✓	–

van der Merwe, Susan	✓	✓	✓	✓	✓	✓

Vilakazi, Jerry	✓	✓	✓	✓	✓	–

[1]	Messrs Chadwick and Chan were appointed to the Board on 16 May 2014.

THE AUDIT COMMITTEE

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

The CFO’s expertise was evaluated by the Audit Committee. The committee is satisfied that the incumbent has the appropriate expertise and experience to carry out his duties as the financial director of the Group and that he is supported by qualified competent senior staff.

The committee reviewed and assessed the independence of the external auditors, including their confirmation in writing that the criteria for independence as set out in the rules of the Independent Regulatory Board for Auditors and international bodies have been followed. The committee is satisfied that KPMG Inc is independent of the Group.

Sibanye’s CFO and internal and external auditors as well as management attend all the Audit Committee meetings and have unrestricted access to the chairman of this committee. The Audit Committee, in turn, communicates freely with other members of the Board not serving as members of the Audit Committee. To effectively perform its functions, the Audit Committee meets at least quarterly, but more frequently if required.

The Sarbanes-Oxley Act requires the Board to identify a financial expert from within its ranks. The Board has resolved that the committee’s Chairman, Keith Rayner, is the Audit Committee’s financial expert.

Membership and attendance of the Audit Committee
Date
Director	17/2	13/3	17/4	15/5	28/7	12/9	5/11
Rayner, Keith (Chairman)	✓	✓	✓	✓	✓	✓	✓

Menell, Richard	✓	✓	✓	✓	✓	✓	–

Nika, Nkosemntu	✓	✓	✓	✓	✓	✓	✓

van der Merwe, Susan	✓	✓	✓	✓	✓	–	✓

138	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY CORPORATE GOVERNANCE REPORT

THE RISK COMMITTEE

The Committee was established by the Board on 16 May 2014 to assist the Board in ensuring that management implemented appropriate risk management processes and controls. Previously, this function was performed by the Audit Committee. The total process of risk management, which includes the related systems of internal control, is the responsibility of the Board. Management is accountable to the Board for designing, implementing and monitoring an integrated process of risk management into the daily activities of Sibanye. The Board, through the Risk Committee, ensures that management implements appropriate risk management processes and controls. The Board approved the Terms of Reference of the Risk Committee in July 2014. The responsibilities of the committee are as follows:

•	Reviewing the effectiveness and efficiency of the Enterprise Risk Management (ERM) system within the Company and being assured that material risks are identified and that appropriate risk management processes are in place, including the formulation and subsequent updating of appropriate Company policies.

•	Reviewing the adequacy of the risk management charter, policy and plan.

•	Reviewing the parameters of the Company’s risk/reward strategy, in terms of the risk appetite and tolerance relative to reward and ensuring that risks are quantified where practicable.

•	Regularly receiving a register of the Company’s key risks and potential material risk exposures from Management. Reviewing and approving mitigations strategies. Reporting to the Board any material changes and/or divergence to the risk profile of the Company.

•	Monitoring the implementation of operational and corporate risk management plans.

•	Reviewing the insurance and other risk transfer arrangements, and considering whether appropriate coverage is in place.

•	Reviewing the business contingency planning process within the Group and being assured that material risks are identified and that appropriate contingency plans are in place.

•	Conducting a formal risk assessment at least once a year, which should be continually reviewed, updated and applied.

•	Ensuring that a combined assurance model is applied to provide a coordinated approach to assurance activities.

Membership and attendance of the Risk Committee
Director	28/7	5/11
Menell, Richard (Chairman)	✓	–

Chadwick, Chris	✓	✓

Chan, Robert	✓	✓

Cumming, Timothy	✓	✓

Rayner, Keith	✓	✓

Skweyiya, Zola	–	✓

Sibanye Gold Integrated Annual Report 2014	139

ACCOUNTABILITY CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE REPORT

CONTINUED

THE NOMINATING AND GOVERNANCE COMMITTEE

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

Membership and attendance of the Nominating and Governance Committee
Date
Director	17/2	15/5	5/11
Moloko, Sello (Chairman)	✓	✓	✓

Davison, Barry[1]	–	–	✓

Menell, Richard	✓	✓	–

Nika, Nkosemntu[1]	–	–	✓

Vilakazi, Jerry	✓	–	✓

[1]	Messrs Davison and Nika were appointed on 16 May 2014

THE REMUNERATION COMMITTEE

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

Membership and attendance of the Remuneration Committee
Date
Director	17/2	15/5	27/7	5/11
Cumming, Timothy (Chairman)	✓	✓	✓	✓

Chan, Robert[1]	–	–	✓	✓

Davison, Barry	✓	✓	✓	✓

Moloko, Sello	✓	✓	–	✓

Nika, Nkosemntu	✓	✓	✓	✓

[1]	Mr Chan was appointed on 16 May 2014

THE SAFETY, HEALTH AND SUSTAINABLE DEVELOPMENT COMMITTEE

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

Membership and attendance of the Safety, Health and Sustainable Development Committee
Date
Director	17/2	15/5	28/7	4/11
Davison, Barry (Chairman)	✓	✓	✓	✓

Chadwick, Chris[1]	–	–	✓	✓

Froneman, Neal	✓	✓	✓	✓

Menell, Richard	✓	✓	✓	–

Moloko, Sello	✓	✓	✓	✓

Skweyiya, Zola	✓	✓	–	✓

van der Merwe, Susan	✓	✓	✓	✓

[1]	Mr Chadwick was appointed on 16 May 2014

140	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY CORPORATE GOVERNANCE REPORT

THE SOCIAL AND ETHICS COMMITTEE

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

Membership and attendance of the Social and Ethics Committee
Date
Director	17/2	15/5	28/7	5/11
Vilakazi, Jerry (Chairman)	✓	✓	✓	✓

Cumming, Timothy	✓	✓	✓	✓

Davison, Barry	✓	✓	✓	✓

Menell, Richard[1]	–	✓	✓	–

Moloko, Sello	✓	✓	–	✓

Rayner, Keith	✓	✓	✓	✓

[1]	Mr Menell was appointed on 15 May 2014

EXECUTIVE DIRECTORS AND EXECUTIVE COMMITTEE

Neal Froneman (CEO)	James Wellsted

Charl Keyter (CFO)	Adam Mutshinya

Cain Farrel (Corporate Secretary)	Dick Plaistowe[2]

Shadwick Bessit	Wayne Robinson[2]

Hartley Dikgale	Richard Stewart[2]

Nash Lutchman[1]	Peter Turner

Dawie Mostert	Robert van Niekerk

Sibanye’s Executive Committee meets on a regular basis to discuss and make decisions on the strategic and operating issues facing Sibanye.

[1]Appointed	on 1 March 2014

[2]Appointed	on 1 June 2014

Sibanye Gold Integrated Annual Report 2014	141

ACCOUNTABILITY REPORT OF THE RISK COMMITTEE

REPORT OF THE RISK COMMITTEE

FOR THE YEAR ENDED 31 DECEMBER 2014

The Risk Committee (“Committee”) has been established by the Board and assists the Board in ensuring that Management implements appropriate risk management processes and controls. Previously, this function was performed by the Audit Committee. The Committee has adopted formal terms of reference which would be updated on an annual basis. The Committee acts in accordance with its delegated authority of the Board, as recorded in these terms of reference, and is accountable to the Board. The terms of reference are subject to the provisions of the Companies Act, 2008, as amended and the Memorandum of Incorporation of the Company, as well as any other applicable law or regulatory provision.

The Committee consists of six non-executive directors and their attendance at meetings is set out on page 139.

The Committee discusses with Management the Company’s policies with respect to risk assessment and risk management, including the guidelines and policies that govern Management’s assessment and management of risk. The Committee is responsible for the following:

•	Reviewing the effectiveness of risk management policies and strategies in place and recommending to the Board for approval.

•	Reviewing the adequacy of the risk management charter, policy and plan.

•	Approval of the Company’s risk identification and assessment methodologies.

•	Reviewing of the parameters of the Company’s risk/reward strategy, in terms of the risk appetite and tolerance relative to reward. Ensuring that risks are quantified where practicable.

•	Reviewing and approval of the risks identified on a qualitative basis, according to probability and seriousness.

•	Reviewing of the effectiveness and efficiency of the Enterprise Risk Management (ERM) system within the Company and be assured that material risks are identified and the appropriate risk management processes are in place, including the formulation and subsequent updating of appropriate Company policies.

•	Reviewing the appropriateness of resources directed towards areas of high risk.

•	Regularly receiving a register of the Company’s key risks and potential material risk exposures. Reporting to the Board any material changes and/ or divergence to the risk profile of the Company.

•	Reviewing the implementation of operational and corporate risk management plans.

•	Reviewing of the insurance and other risk transfer arrangements, and consider whether appropriate coverage is in place.

•	Reviewing of the business contingency planning process within the Group and being assured that material risks are identified and that appropriate contingency plans are in place.

•	Reviewing and where necessary recommending actions for improvement and outstanding actions on risk management plans for the Company.

•	Reviewing the outcomes of the formal risk assessment workshop conducted by Management at least once a year.

•	Reviewing the Company’s sustainability risk on a regular basis.

•	Reviewing the combined assurance report as presented by Management.

•	Providing the Board with a detailed and timely ERM report as presented by Management.

•	Annually reviewing the risk management charter for recommendation to the Board for approval.

At its two meetings during the year under review, the Committee discussed and where applicable, approved the following:

•	Reviewed the terms of reference for the Committee.

•	Reviewed the Group Risk Register and discussed the top 10 risks in detail at both meetings. Recommendations were made to Management to improve the risk management methodologies to focus on the prioritised residual risks after controls had been applied. The recommendations adopted by Management were reviewed by the Committee at the subsequent meeting and found to be satisfactory.

•	Reviewed the Combined Assurance guideline and approved the combined assurance provided at the three assurance levels with regard to the primary controls in place to address the identified risks.

•	Reviewed the adequacy of the risk management policy, charter and plan and discussed the risk tolerance and risk appetite statements in detail. Certain recommendations were made to Management. These recommendations were adopted.

•	Reviewed the insurance cover in place to protect the Company’s assets and to address any liability claims.

Richard Menell

Chairman: Risk Committee

23 March 2015

142	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY REPORT OF THE SOCIAL AND ETHICS COMMITTEE

REPORT OF THE SOCIAL AND ETHICS COMMITTEE

The Group, by virtue of the Companies Act, established a Social and Ethics Committee (Committee).

THE ROLE OF THE COMMITTEE

As prescribed by the Companies Act, the role of the Committee is to monitor the Group’s activities in respect of:

•	social and economic development, including the Group’s compliance with the 10 principles of the UNGC, OECD recommendations regarding corruption, the BBBEE Act and the Employment Equity Act;

•	good corporate citizenship, including the Group’s promotion of equality, prevention of unfair discrimination and reduction of corruption, contribution to development of the communities in which the Group operates, and its record of sponsorships, donations and charitable givings;

•	the environment, health and public safety and the impact thereon of the Group’s activities;

•	consumer relations and the Group’s compliance with consumer protection laws; and

•	the Group’s standing in terms of the ILO protocol on decent work and working conditions, the Group’s employment relationships and its contribution to the educational development of its employees.

In addition, the Group also subscribes to the 10 principles of the ICMM and the Committee is responsible for monitoring the Group’s activities in respect of this protocol.

THE STRUCTURE OF THE COMMITTEE

The Committee consists of the respective chairmen of the Audit, Risk, Remuneration, Nominating and Governance, and the Safety, Health and Sustainable Development committees, and is chaired by Jerry Vilakazi.

DISCHARGING ITS DUTIES DURING THE YEAR

The Committee met four times during the year. Areas discussed with management included the 10 principles of the ICMM; the 10 principles of the UNGC; community development; BBBEE and employment equity requirements; and Mining Charter compliance requirements. The Committee believes that the Group complies with the statutory duties save for work still being done with regard to HDSAs in middle-management levels. The strategy developed and implemented during the year has resulted in a marked improvement in the number of HDSAs in management levels.

Jerry Vilakazi

Chairman: Social and Ethics Committee

23 March 2015

Sibanye Gold Integrated Annual Report 2014	143

ACCOUNTABILITY REPORT OF THE AUDIT COMMITTEE

REPORT OF THE AUDIT COMMITTEE

FOR THE YEAR ENDED 31 DECEMBER 2014

The Audit Committee has formal terms of reference which are updated on an annual basis. The Board is satisfied that the Audit Committee has complied with these terms, and with its legal and regulatory responsibilities as set out in the Companies Act, King III and the JSE Listings Requirements.

The Audit Committee consisted of four independent non-executive directors throughout the financial year, and membership and attendance at meetings is set out on page 138.

The Board believes that the members collectively possess the knowledge and experience to supervise Sibanye’s financial management, internal and external auditors, the quality of Sibanye’s financial controls, the preparation and evaluation of Sibanye’s consolidated financial statements and Sibanye’s financial reporting.

The Board has established and maintains internal controls and procedures, which are reviewed on a regular basis. These are designed to manage the risk of business failures and to provide reasonable assurance against such failures. However, this is not a guarantee that such risks are eliminated.

It is the duty of the Audit Committee, inter alia, to monitor and review:

•	the effectiveness of the internal audit function;

•	findings and the appointment of external auditors;

•	reports of both internal and external auditors;

•	evaluation of the performance of the Chief Financial Officer (CFO);

•	the governance of information technology (IT) and the effectiveness of the Group’s information systems;

•	interim and annual financial and operating reports, the consolidated annual financial statements and all other widely distributed financial documents;

•	the Form 20-F filing with the US Securities and Exchange Commission (SEC);

•	accounting policies of the Group and proposed revisions;

•	compliance with applicable legislation, requirements of appropriate regulatory authorities and the Group’s Code of Ethics;

•	the integrity of the integrated report (by ensuring that its content is reliable and recommending it to the Board for approval); and

•	policies and procedures for preventing and detecting fraud.

Internal and external auditors have unrestricted access to the Audit Committee, the Audit Committee Chairman and the Chairman of the Board, ensuring that auditors are able to maintain their independence. Both the internal and external auditors report at Audit Committee meetings. The Audit Committee also meets with both internal and external auditors separately without other invitees being present. Management may attend the Audit Committee meetings by invitation.

The Audit Committee is responsible for recommending the appointment of an independent firm of external auditors to the Board who will in turn recommend the appointment to the shareholders.

The Audit Committee is also responsible for determining that the designated appointee has the necessary independence, experience, qualifications and skills, and that audit and other fees are reviewed and approved.

The Audit Committee has reviewed and assessed the independence of the external auditor, and has confirmed in writing that the criteria for independence, as set out in the rules of the Independent Regulatory Board for Auditors and international bodies, have been followed. The Audit Committee is satisfied that KPMG Inc is independent of the Group. An audit fee for the year of R11.9 million was approved, as well as R5.4 million in assurance services on sustainability reporting and other agreed upon services. The Audit Committee determines the nature and extent of non-audit services that the firm can provide and pre-approves all permitted non-audit assignments by the Group’s independent auditor.

The Audit Committee approves the annual audit plan presented by the external auditors and monitors progress against the plan. The audit plan provides the Audit Committee with the necessary assurance on risk management, internal control environments and IT governance. The Audit Committee recommends that KPMG Inc is reappointed for the 2015 financial year with Jacques Erasmus as the Group audit engagement partner.

144	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY REPORT OF THE AUDIT COMMITTEE

REPORT OF THE AUDIT COMMITTEE

FOR THE YEAR ENDED 31 DECEMBER 2014

The Audit Committee has satisfied itself that both KPMG and Jacques Erasmus are accredited in terms of the JSE Listings Requirements.

The internal control systems of the Group are monitored by internal auditors who report their findings and recommendations to the Audit Committee and to senior management. The Audit Committee determines the purpose, authority and responsibility of the internal audit function in an Internal Audit Charter. The internal audit function is headed by the Vice President: Internal Audit, who may be appointed or dismissed by the Audit Committee. The Audit Committee is satisfied that the incumbent Vice President: Internal Audit has the requisite skills and experience and that she is supported by a sufficient staff complement with appropriate skills and training.

Sibanye Gold’s Internal Audit (SGIA) operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. The internal audit activities carried out during the year were identified through a combination of the Sibanye Gold Risk Management framework and the risk-based methodologies adopted by SGIA. The Audit Committee approves the annual Internal Audit assurance plan presented by SGIA and monitors progress against the plan.

SGIA reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed up. SGIA provided the Audit Committee with a written report, which assessed as adequate the internal financial controls (SOX controls), IT governance and the risk management process during 2014.

The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the IT Senior Manager at each meeting.

The Audit Committee evaluated the expertise and performance of the CFO during 2014. It is satisfied that he has the appropriate expertise and experience to carry out his duties as the CFO of the Group, and is supported by qualified and competent senior staff.

AUDIT COMMITTEE STATEMENT

Based on information from, and discussions with, management and external auditors, the Audit Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal financial controls during the year and that the financial records may be relied upon as the basis for preparation of the consolidated financial statements.

The Audit Committee has considered and discussed this Integrated Annual Report with both management and the external auditors.

During this process, the Audit Committee:

•	evaluated significant judgments and reporting decisions;

•	determined that the going-concern basis of reporting is appropriate;

•	evaluated the material factors and risks that could impact on the Integrated Annual Report;

•	evaluated the completeness of the financial and sustainability discussion and disclosures; and

•	discussed the treatment of significant and unusual transactions with management and the external auditors.

The Audit Committee considers that the Integrated Annual Report complies in all material respects with the statutory requirements of the various regulations governing disclosure and reporting of the consolidated annual financial statements and that the consolidated financial statements comply in all material respects with IFRS, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 2008 (Act No 71 of 2008) and the JSE Listing Requirements. The Audit Committee has recommended to the Board that the consolidated annual financial statements be adopted and approved by the Board.

Keith Rayner CA(SA)

Chairman: Audit Committee

23 March 2015

Sibanye Gold Integrated Annual Report 2014	145

ACCOUNTABILITY DIRECTORS’ REPORT

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2014

The directors have pleasure in submitting their third report and the consolidated annual financial statements of Sibanye Gold (the Company) and its subsidiaries (together referred to as the Group) for the year ended 31 December 2014.

PROFILE

BUSINESS OF THE GROUP

Sibanye is a producer of gold and a major holder of gold resources and reserves in South Africa. The Group is primarily involved in underground and surface gold-mining and related activities, including extraction, and processing. All of the Group’s operations are located in South Africa. The Group has gold reserves of 28.4Moz as at 31 December 2014.

REVIEW OF OPERATIONS

The activities of the various Sibanye operations are detailed in the Chief Executive Officer’s Report on page 26.

FINANCIAL RESULTS

The information on the financial position of the Group for the year ended 31 December 2014 is set out in the financial statements on pages 172 to 235 of report. The income statement for the Group shows a profit of R1,507 million for the year ended 31 December 2014 compared with R1,698 million in 2013.

DIRECTORATE

COMPOSITION OF THE BOARD

On 16 May 2014, Messrs Chris Chadwick and Robert Chan were appointed as non-executive directors. They are eligible and available for election.

The membership of the Board and its sub-committees is disclosed on pages 138 to 141.

DIRECTORS’ AND OFFICERS’ DISCLOSURE OF INTERESTS IN CONTRACTS

During the year under review, no contracts were entered into in which directors and officers of Sibanye had an interest and which significantly affected the business of the Group.

Related party information is disclosed in note 44 of the consolidated financial statements.

ROTATION OF DIRECTORS

Directors retiring in terms of the Company’s Memorandum of Incorporation (MOI) are Chris Chadwick, Robert Chan, Timothy Cumming, Richard Menell and Jerry Vilakazi.

All the Directors are eligible and offer themselves for re-election.

The Boards of Directors of various subsidiaries of the Company comprise some of the executive officers and one of the executive directors, where appropriate.

FINANCIAL AFFAIRS

DIVIDEND POLICY

Sibanye adopted a dividend policy to pay between 25% and 35% of normalised earnings as dividends. Normalised earnings are defined as profit for the year excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of associates after royalties and taxation.

For the year under review, the Group paid a total dividend of R1,005 million compared with R272 million in 2013.

On 19 February 2015 a final dividend in respect of the financial period ended 31 December 2014 of 62 cents per share was approved by the Board, payable on 23 March 2015.

146	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY DIRECTORS’ REPORT

BORROWING POWERS

In terms of Clause 4 of the Company’s MOI, the borrowing powers of the Company are unlimited. As at 31 December 2014, the borrowings of the Company and the Group, excluding the Burnstone Debt, totalled R1,980 million and R2,036 million respectively compared to total borrowings of R1,991 million at 31 December 2013.

Sibanye is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.

SIGNIFICANT ANNOUNCEMENTS

20 February 2014: Sibanye declares maiden final dividend of 75 cents per share for six months ended 31 December 2013, resulting in a total dividend of 112 cents per share in 2013.

23 April 2014: Sibanye reports operating results for the quarter ended 31 March 2014.

8 Maay 2014: Sibanye announces the closing of the acquisition of Gold One International Limited’s West Rand Operations.

19 May 2014: Sibanye’s Board resolved to establish, with immediate effect, a Risk Committee as a Board sub-committee.

29 May 2014: Sibanye produces and ships its first consignment of uranium from its Cooke operations.

4 June 2014: Sibanye releases a trading statement and updated production forecast for the six months ending June 2014 and year ending 31 December 2014.

25 July 2014: Sibanye releases a trading statement for the six months ended 30 June 2014.

31 July 2014: Sibanye reports operating and reviewed condensed, consolidated interim financial statements for the six months ended 30 June 2014.

12 September 2014: Sibanye advises shareholders that the Group will enter into a consultation process, in terms of Section 189A of the Labour Relations Act, 1995 (Act No 66 of 1995), with organised labour and other relevant stakeholders in order to initiate formal consultations aimed at identifying and implementing sustainable solutions to ensure delivery of the required productivity and profitability levels at the Cooke 4 operation.

15 September 2014: Sibanye advises shareholders that it has published a new investor presentation, to be presented at the Denver Gold Forum, on the Group website: www.sibanyegold.co.za.

22 October 2014: Sibanye advises shareholders that it will report an operating update for the September 2014 quarter on Tuesday, 28 October 2014, rather than on Thursday, 23 October 2014.

28 October 2014: Sibanye releases an operating update for the quarter ended 30 September 2014.

GOING CONCERN

The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgments and estimates. The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future.

Refer to note 46 of the consolidated financial statements for further details on the Group’s liquidity position at 31 December 2014.

OCCUPATIONAL HEALTHCARE SERVICES

Occupational healthcare services are made available by Sibanye to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future, depending upon changes in the nature of underlying legislation such as the ruling by the Constitutional Court in February 2011 against Anglo American Limited in favour of a claimant, who suffered from silicosis. Increased costs, should they transpire, are currently indeterminate. The Company is monitoring developments in this regard. Further information is provided below under the Litigation paragraph and in note 40 to the consolidated financial statements.

Sibanye Gold Integrated Annual Report 2014	147

ACCOUNTABILITY DIRECTORS’ REPORT

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

SPECIAL RESOLUTIONS ADOPTED BY SUBSIDIARY COMPANIES

The following special resolutions were passed by subsidiary companies during the year ended 31 December 2014.

1. K2013164354 PROPRIETARY LIMITED

Special resolution passed by the sole shareholder of K2013164354 Proprietary Limited approving that the board of directors of the company be and is hereby authorised, subject to compliance with the provisions of section 45 of the Companies Act, 2008 and the Company’s MOI, to approve the provision of direct or indirect financial assistance by the company to Southgold Exploration Proprietary Limited, which authority shall endure for a period of two years from the date of this resolution unless earlier revoked by the shareholder(s) of the company.

2. SIBANYE GOLD EASTERN OPERATIONS PROPRIETARY LIMITED

Special resolution passed by the sole shareholder of Sibanye Gold Eastern Operations Proprietary Limited in terms of sections 16(1) and 16(5)(a), of the Companies Act that the board of directors of the Company propose to the shareholder of the company that the existing MOI of the company, that is, the memorandum and articles of association of the company, be replaced in its entirety by a new MOI.

3. WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED

Special resolution passed by the sole shareholder of Witwatersrand Consolidated Gold Resources Limited approving that the board of directors of the company be and is hereby authorised, subject to compliance with the provisions of Section 45 of the Companies Act and the Company’s MOI, to approve the provision of direct or indirect financial assistance by the company to Southgold Exploration Proprietary Limited, which authority shall endure for a period of two years from the date of this resolution unless earlier revoked by the shareholder(s) of the company.

4. NEWSHELF 1114 PROPRIETARY LIMITED

Special resolution passed by the majority shareholder of Newshelf 1114 Proprietary Limited approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company, in terms of and subject to the provisions of section 45(3) (b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

5. SPECIAL RESOLUTION PASSED BY SUBSIDIARY COMPANIES

Special resolution passed by the sole shareholder of the subsidiary companies listed below, approving that the board of directors of the company may at any time and from time to time during the 2 (two) years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in Section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the board of directors may determine.

•	Agrihold Proprietary Limited

•	Bushbuck Venture Proprietary Limited

•	Golden Hytec Farming Proprietary Limited

•	Golden Oils Proprietary Limited

•	Living Gold Proprietary Limited

•	M Janse van Rensburg Proprietary Limited

•	Milen Mining Proprietary Limited

•	Oryx Ventures Proprietary Limited

•	Sibanye Gold Academy Proprietary Limited

•	Sibanye Gold Nursing College Proprietary Limited

•	Sibanye Gold Protection Services Limited Proprietary Limited

•	Sibanye Gold Shared Services Proprietary Limited

•	West Driefontein Gold Mining Company Limited

•	Witwatersrand Deep Investments Limited

•	Ezulwini Mining Company Proprietary Limited

•	Rand Uranium Proprietary Limited

•	St Helena Hospital Proprietary Limited

•	Sibanye Gold Eastern Operations Proprietary Limited

•	Puma Gold Proprietary Limited

148	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY DIRECTORS’ REPORT

LITIGATION

The Group provides occupational healthcare services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in future, depending upon changes in the nature of underlying legislation and the profile of employees. Any such increased cost cannot be quantified. The Group is monitoring developments in this regard.

The principal health risks associated with Sibanye’s mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye’s workforce include lung diseases (such as silicosis, TB, a combination of the two and COAD, as well as NIHL. The ODMWA governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation need to be proved on a case-by-case basis, it is possible that such ruling could expose Sibanye to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Sibanye were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Sibanye’s results of operations and financial position. In addition, Sibanye may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On 21 August 2012, a court application was served on a group of respondents that included Sibanye (the August Respondents). On 21 December 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye (the December Respondents) and, together with the August Respondents, the Respondents, on 10 January 2013, on behalf of classes of mine workers, former mine workers and their dependants who were previously employed by, or who are currently employed by, among others, Sibanye, and who allegedly contracted silicosis and/or other occupational lung diseases (the Classes). The court application of 21 August 2012 and the court application of 21 December 2012 are together referred to below as the Applications.

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. The Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis, and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the Applications, Sibanye filed a notice of its intention to oppose the application and instructed its attorneys to defend the claims. The two class actions were consolidated into one action during 2013. Sibanye and its attorneys further engaged with the applicants’ attorneys and the court in both Applications to try to establish a court-sanctioned process to agree the timelines. Such a process was agreed upon and timelines imposed by means of a timetable. Sibanye has thus far filed all its papers opposing the Applications. The date for the hearing of the Applications is currently the weeks of 12 and 19 October 2015.

Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye announced in November 2014 that they had formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry of South Africa.

The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended.

Essentially, the companies are seeking a comprehensive solution, which deals both with the legacy compensation issues and future legal frameworks and which, while being fair to employees, also ensures the future sustainability of companies in the industry.

At this stage, Sibanye cannot quantify the potential liability from the action as the Application is currently for certification of a class nor the timing of possible outflow.

ADMINISTRATION

Cain Farrel was appointed Corporate Secretary of Sibanye with effect from 1 January 2013.

With effect from 11 February 2013, Computershare Investor Services Proprietary Limited became the Company’s South African transfer secretaries and Capita Asset Services became the United Kingdom registrars of the Company.

AUDITORS

The Audit Committee has recommended to the Board that KPMG Inc continues in office in accordance with Section 90(1) of the Companies Act. Jacques Erasmus is Sibanye’s lead partner at KPMG Inc, accredited by the JSE.

SUBSIDIARY COMPANIES

Details of major subsidiary companies in which the Company has a direct or indirect interest are set out in note 1 of the consolidated financial statements.

Sibanye Gold Integrated Annual Report 2014	149

ACCOUNTABILITY SHARE CAPITAL STATEMENT

SHARE CAPITAL STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2014

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

As of 31 December 2013 the authorised share capital was 1,000,000,000 ordinary no par value shares and issued share capital was 735,079,031 ordinary no par value shares.

During 2014 the Company issued and listed 156,894,754 shares to Gold One for the acquisition of Cooke and issued 6,866,411 shares as part of the SGL Share Plan.

As at 31 December 2014 the authorised share capital was 1,000,000,000 ordinary no par value shares and the issued and listed share capital was 898,840,196 ordinary no par value shares.

In terms of the general authority granted at the shareholder’s meeting on 17 June 2014, the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company as at 31 December 2013, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive scheme, was placed under the control of the directors.

This authority expires at the next annual general meeting where shareholders will be asked to place under the control of the directors the authorised but unissued ordinary share capital of the Company representing not more than 5% of the issued share capital of the Company from time to time. (The shareholders will also be asked to increase the Company’s authorised ordinary share capital of 1,000,000,000 ordinary shares of no par value to 2,000,000,000 ordinary shares of no par value by the creation of an additional 1,000,000,000 ordinary shares of no par value. More information on the reason for the increase is available in the Notice of the AGM.)

REPURCHASE OF SHARES

The Company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the shareholders’ meeting held on 17 June 2014.

At the next annual general meeting, shareholders will be asked to approve the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

150	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY REMUNERATION REPORT

REMUNERATION REPORT

FOR THE YEAR ENDED 31 DECEMBER 2014

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

All information disclosed in this Remuneration Report for the year ended 31 December 2014 was in compliance with remuneration policies set by the Remuneration Committee. The Remuneration Committee reviewed the performance measures for the Group’s incentive plans during 2014 to reposition alignment with the Group strategy.

2014 REMUNERATION POLICY

The key principles of Sibanye’s remuneration policy are to:

•	support the execution of the Group’s business strategy;

•	provide competitive rewards to attract, motivate and retain highly skilled executives;

•	motivate and reinforce individual, team and business performance; and

•	ensure Sibanye’s remuneration arrangements are equitable and facilitate the deployment of people across the Group’s operations.

At Sibanye, one of the critical drivers of performance is the Total Reward strategy. The Total Reward strategy is an integral part of the people strategy and promotes a holistic approach which combines all elements of cash remuneration (guaranteed and performance based) with other elements of reward (shares as well as non-financial motivators) to attract, retain and motivate employees. The principle of performance-based reward is one of the cornerstones of the reward strategy. The reward strategy is also underpinned by sound remuneration management and governance principles which are promoted across Sibanye in order to ensure the consistent application of the strategy and its policies.

The Group’s reward strategy includes the following elements:

•	guaranteed remuneration;

•	benefits;

•	cash bonus;

•	bonus shares; and

•	performance shares.

REMUNERATION MIX

Sibanye’s remuneration philosophy is aimed at attracting and retaining motivated, high-calibre employees and to align their interests with the interests of shareholders. Such alignment is achieved through an appropriate mix of guaranteed and performance-based remuneration (variable pay), which provides for differentiation between high, average and low performers. The pay mix of guaranteed and variable remuneration differs according to the level of the employee within the Group. Typically, more senior employees’ remuneration will consist of a higher portion of variable pay as a percentage of their total package.

The following remuneration mix for the period under review was approved by the Remuneration Committee for 2014.

Role	Total	Guaranteed pay	Cash bonus	Bonus shares	Performance shares

CEO	100%	36%	24%	16%	24%

CFO	100%	39%	23%	15%	23%

SVP	100%	43%	21.5%	14%	21.5%

152	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY REMUNERATION REPORT

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

ANNUAL BONUS

Executive directors are able to earn bonuses of 60% (for the CFO) and 65% (for the CEO) of their salaries for on-target performance, which is a combination of Group and individual performance. The annual bonus could increase above 60% and 65% if stretch targets are achieved whereby the maximum variable pay potential is capped at two times the on-target bonus percentage.

The targets for annual bonus are set by the Remuneration Committee. In the case of the CEO and CFO, 90% of the annual bonus is based on Group objectives and the remaining 10% on individual objectives.

In 2014 annual bonuses were based on targets approved in advance by the Remuneration Committee, comprising a combination of Group and Operational objectives taking account of the Group’s business plans. For the year ended 31 December 2014, the Group performance measures for the senior executives were set by the Remuneration Committee and the weightings were as follows:

•	Safety 10%;

•	Production (Volume) 20%;

•	Cost 30%; and

•	Quality (Grade) 40%.

Aside from these four key drivers, the CEO and CFO were also assessed on personal objectives. Personal objectives are set every year for each executive based on key performance areas and are approved at the beginning of each year by the Remuneration Committee. The personal objectives are centered on three themes: Operational Excellence, Growing Sibanye and Securing Our Future.

For the year ended 31 December 2014, the Group performance measures for executive directors and senior executives were:

Corporate performance 2014
	Weight	Actual	Target	Achieved
	%		+100%	%

Reduce fatalities	5.0	11	11.10	108

Reduce LTIFR rate	2.5	5.86	5.55	50

Reduce SIFR rate	2.5	3.87	3.13	0

Primary on-reef development (m)	10.0	19,778	27,466	0

Primary off-reef development (m)	10.0	48,975	48,466	107

Cost of ore milled – R/ton (underground)	30.0	1,651	1,699	119

Grade and quality – gold produced (kg)	40.0	49,432	50,467	111
	100.0			98

In turn, the CEO develops specific individual objectives with his own direct reports at the beginning of each year. These objectives are then reviewed with the Remuneration Committee and form the basis upon which the other executives’ performance will be reviewed at the end of the year.

Sibanye Gold Integrated Annual Report 2014	153

ACCOUNTABILITY REMUNERATION REPORT

REMUNERATION REPORT

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

Based on the bonus accrued for the year ended 31 December 2014, the annual bonus as a percentage of guaranteed pay paid to directors and prescribed officers of Sibanye in February 2015 was:

Name	Actual 2014 Annual Incentive
Executive directors

Neal Froneman	67.7%

Charl Keyter	61.9%

Prescribed officers

Shadwick Bessit	50.6%

Hartley Dikgale	50.6%

Cain Farrel	40.3%

Nash Lutchman	50.4%

Dawie Mostert	51.6%

Adam Mutshinya	50.1%

Dick Plaistowe	49.9%

Wayne Robinson	50.1%

Marius Saaiman	50.6%

Richard Stewart	50.9%

Peter Turner	55.4%

Robert van Niekerk	51.6%

James Wellsted	51.1%

REVIEW OF RULES AND TARGETS:

All scheme rules and targets are regularly reviewed by the Remuneration Committee to ensure they remain relevant and effective in enabling Sibanye business objectives by driving appropriate behaviours and providing retention incentives.

DIRECTORS’ FEES

In terms of the MOI, the fees for services as non-executive directors are determined by the Company’s shareholders at a general meeting.

Per annum
The Chair of the Board	R1,500,000

The Chair of the Audit Committee	R287,000

The Chairs of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)

R177,000

Members of the Board (excluding the Chairman of the Board)	R793,000

Members of the Audit Committee (excluding the Chairman of the Board)	R149,000

Members of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chairman of the Board)	R112,000

154	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY REMUNERATION REPORT

NON-EXECUTIVE DIRECTORS’ FEES, EXECUTIVE DIRECTORS AND PRESCRIBED OFFICERS’ REMUNERATION

The directors and prescribed officers of Sibanye were paid the following remuneration during the year ended 31 December 2014:

	Directors’ fees (R’000)	Committee fees (R’000)	Salary (R’000)	Annual bonus accrued for the period ended 31 December 2014 paid in 2015 (R’000)	Shares proceeds and Dividends on Bonus Shares (R’000)	Pension scheme total contributions (R’000)	Expense allowance (R’000)	For the period ended 31 December 2014 (R’000)	For the period ended 31 December 2013 (R’000)
Executive directors

Neal Froneman	–	–	6,746	5,132	138	748	104	12,868	14,625

Charl Keyter	–	–	3,297	2,331	1,293	465	41	7,427	6,900

Prescribed officers

Shadwick Bessit	–	–	3,134	1,850	503	542	–	6,029	6,070

Hartley Dikgale	–	–	2,449	1,295	24	158	–	3,926	2,852

Cain Farrel	–	–	1,727	859	910	384	–	3,880	3,293

Nash Lutchman[1]	–	–	1,620	904	489	224	–	3,237	–

Dawie Mostert	–	–	2,292	1,445	34	399	–	4,170	3,850

Adam Mutshinya	–	–	2,171	1,282	737	380	–	4,570	4,010

Dick Plaistowe[2]	–	–	1,679	1,163	–	–	–	2,842	–

Wayne Robinson[2]	–	–	1,994	1,486	–	156	–	3,636	–

Marius Saaiman[3]	–	–	2,504	1,373	–	253	–	4,130	–

Richard Stewart[2]	–	–	1,576	1,254	–	173	–	3,003	–

Peter Turner	–	–	4,959	3,222	4,498	862	–	13,541	10,913

Robert van Niekerk	–	–	3,431	1,956	3,364	375	–	9,126	6,214

James Wellsted	–	–	2,412	1,420	38	412	–	4,282	4,672

Non-executive directors

Robert Chan[4]	431	122	–	–	–	–	–	553	–

Chris Chadwick[5]	497	136	–	–	–	–	–	633	–

Timothy Cumming	793	350	–	–	–	–	47	1,190	978

Barry Davidson	793	462	–	–	–	–	–	1,255	1,018

Richard Menell	793	530	–	–	–	–	28	1,351	1,145

Sello Moloko	1,500	–	–	–	–	–	39	1,539	1,539

Nkosemntu Nika	793	322	–	–	–	–	–	1,115	899

Keith Rayner	793	460	–	–	–	–	–	1,253	1,201

Zola Skweyiya	793	126	–	–	–	–	12	931	202

Susan van der Merwe	793	261	–	–	–	–	–	1,054	899

Jerry Vilakazi	793	289	–	–	–	–	–	1,082	1,092

Total	8,772	3,058	41,991	26,972	12,028	5,531	271	98,623	72,372

1 Appointed as a prescribed officer on 1 March 2014

2 Appointed as a prescribed officer on 1 June 2014

3 Appointed as a prescribed officer on 1 February 2014

4 Appointed as a non-executive director on 16 May 2014

5 Appointed as a non-executive director on 16 May 2014 (Gold One Nominated)

Sibanye Gold Integrated Annual Report 2014	155

ACCOUNTABILITY REMUNERATION REPORT

REMUNERATION REPORT

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

DIRECTORS AND PRESCRIBED OFFICERS’ EQUITY-SETTLED INSTRUMENTS

The directors and prescribed officers of Sibanye held the following Sibanye equity-settled instruments at 31 December 2014:

	Equity-settled instruments at 31 December 2013	Equity-settled instruments granted during the year	Equity-settled instruments forfeited during the year	Equity-settled instruments exercised during the year			Equity-settled instruments at 31 December 2014
	Number	Number	Number	Number	Average price	Share proceeds in Rands	Number

Executive Directors

Neal Froneman	1,722,255	669,800	–	–	–	–	2,392,055

Charl Keyter	568,421	254,561	10,896	52,346	22.82	1,194,277	759,740

Prescribed Officers

Shadwick Bessit	365,855	205,525	–	19,176	22.32	428,081	552,204

Hartley Dikgale	124,223	125,544	–	–	–	–	249,767

Cain Farrel	296,013	95,877	7,694	37,117	23.21	861,607	347,079

Nash Lutchman[1]	204,275	74,437	6,658	20,630	22.26	459,238	251,424

Dawie Mostert	130,840	142,610	–	–	–	–	273,450

Adam Mutshinya	321,120	141,124	–	24,372	27.60	672,667	437,872

Dick Plaistowe[2]	–	37,207	–	–	–	–	37,207

Wayne Robinson[2]	–	47,296	–	–	–	–	47,296

Marius Saaiman[3]	–	73,457	–	–	–	–	73,457

Richard Stewart[2]	–	39,339	–	–	–	–	39,339

Peter Turner	1,109,235	361,123	17,300	173,646	24.68	4,285,687	1,279,412

Robert van Niekerk	821,464	213,924	18,474	143,735	22.42	3,222,323	873,179

James Wellsted	177,180	156,247	–	–	–	–	333,427

1 Appointed as a prescribed officer on 1 March 2014 (Opening balance of 204,275 equity-settled instruments at 28 February 2014)

2 Appointed as a prescribed officer on 1 June 2014

3 Appointed as a prescribed officer on 1 February 2014

SHARE OWNERSHIP OF DIRECTORS AND PRESCRIBED OFFICERS

The following sets forth, to the knowledge of Sibanye’s management, the total amount of ordinary shares of Sibanye directly or indirectly owned by the directors, prescribed officers, and their associates as at 31 December 2014:

	2014 Ordinary shares	2013

Executive Directors

Charl Keyter	78,404	48,040

Prescribed Officers

Cain Farrel	37,772	26,436

Peter Turner	448,135	347,419

James Wellsted	33,016	33,016

Non-executive Directors

Chris Chadwick	88	–

Timothy Cumming	100	100

Richard Menell	44,800	44,800

Keith Rayner	60,000	70,000

This holding is unchanged at the date of this report.

THE SIBANYE GOLD LIMITED 2013 SHARE PLAN

Sibanye has in place a share plan for certain of its employees, the Sibanye Gold Limited 2013 Share Plan (the SGL Share Plan). The SGL Share Plan comprises of two parts:

(i)	bonus shares (which serve as medium-term incentives; and

(ii)	performance shares (which serve as long-term incentives).

156	Sibanye Gold Integrated Annual Report 2014

ACCOUNTABILITY REMUNERATION REPORT

(I) BONUS SHARES

The Committee makes an annual conditional award of shares to each Executive Director, Senior Executive and Vice President. The size of the award depends on the individual’s annual cash bonus, which is determined by actual performance against predetermined targets.

The value of the award is equal to two-thirds of the actual annual bonus and is allocated in the form of restricted shares. The Bonus Shares vest in two equal parts at 9 months and 18 months after the award date. Dividends are payable on the Bonus Shares during the holding period.

(II) PERFORMANCE SHARES

The Remuneration Committee makes an annual conditional award of shares to the CEO, CFO, SVPs and Vice Presidents (VPs). The number of performance shares awarded to an employee is based on the employee’s annual guaranteed pay, grade and performance. The actual number of performance shares which can further vest at 100%, 150% or 200%; is determined by Sibanye’s share price performance measured against the performance of a peer group, being Harmony and Pan African Resources PLC over a performance period of three years. This peer group is determined and approved by the Remuneration Committee. The amount of performance shares, which finally vest is based on the relative change in the Sibanye share price compared to the respective share prices of the individual companies within the peer group and with discretion allowed due to the small sample size. For any performance share award to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied.

This threshold performance criterion is set at 85% of Sibanye’s expected gold production over the three-year measurement period as set out in the business plans of Sibanye as approved by the Board. Only once the internal measure has been achieved, will the external measure (Sibanye’s share price performance measured against the abovementioned peer group) be applied to determine the scale of the vesting of awards of performance shares.

THE SIBANYE GOLD LIMITED PHANTOM SHARE SCHEME

The Remuneration Committee approved a revised Annual Incentive Scheme for management level employees that were eligible for participation in the Phantom Scheme, which was subsequently discontinued post final allocations made in March 2014.

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

The employment contracts also provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” as defined below, and within 12 months of the change of control, the director is entitled to:

(i)	payment of an amount equal to twice his Gross Remuneration Package (GRP), or two and a half times in the case of the CEO;

(ii)	payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years;

(iii)	any other payments and/or benefits due under the contracts;

(iv)	payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete;

(v)	an entitlement to awards, in terms of the Sibanye Gold Limited Incentive Scheme, shall accelerate on the date of termination of employment and settle with the full number of shares previously awarded.

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

The two executives who are currently entitled to the change of control compensation benefits will be grandfathered. Except for the two executives, none of the prescribed officers have entered into employment contracts that should compensate for severance because of change of control.

The two executives who are currently entitled to the change of control compensation benefits will be grandfathered.

DIRECTORS’ AND OFFICERS’ DISCLOSURE OF INTERESTS IN CONTRACTS

During the year under review, no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the Group.

Sibanye Gold Integrated Annual Report 2014	157

ANNUAL FINANCIAL STATEMENTS

Annual

Financial

Statements

158	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS CONTENTS

Sibanye Gold Integrated Annual Report 2014	159

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

INTRODUCTION

Sibanye is an independent, South African domiciled and focused mining group, which currently owns and operates four underground and surface gold operations, namely the Driefontein operation (Driefontein), the Kloof operation (Kloof) and the Cooke operation (Cooke) in the West Witwatersrand region and the Beatrix operation (Beatrix) in the southern Free State. In addition to its mining activities, the Group owns and manages significant extraction and processing facilities at its operations, which beneficiate the gold-bearing ore mined.

Sibanye is the largest producer of gold from South Africa, based on annual production in the year ended 31 December 2014, and it is one of the world’s 10 largest gold producers during the same period.

In 2014, Sibanye produced 49,432kg (1.59Moz) (2013: 44,474kg (1.43Moz) of gold at an average All-in cost of R375,854/kg (US$1,080/oz) (2013: R354,376/kg (US$1,148/oz) and invested R3,251 million (2013: R2,902 million) in capital at its operations.

In 2014, Sibanye had an operating margin of 34% and an All-in cost margin of 15%. During the year, Sibanye generated free cash flow of R1,807 million (2013: R3,731 million) and profit of R1,507 million (2013: R1,698 million).

At 31 December 2014, Sibanye held gold mineral reserves of 28.4Moz (2013: 19.7Moz) and uranium mineral reserves of 102.5Mlb (2013: 43.2Mlb).

The following financial review provides stakeholders with greater insight into the financial performance and position of the Group. Our primary financial focuses are to reduce costs, increase cash generation to provide a return on equity and to reward shareholders with sustainable dividends.

Stakeholders are advised to read this review in conjunction with the consolidated financial statements presented on pages 172 to 235.

FACTORS AFFECTING OUR PERFORMANCE

GOLD PRICE

Sibanye’s revenues are primarily derived from the sale of the gold that it produces. Sibanye does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold production. As a result it is fully exposed to changes in the gold price. Gold hedging could however be considered in the future under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations.

The market price of gold has historically been volatile and is affected by numerous factors over which Sibanye has no control, such as general supply and demand, speculative trading activity and global economic drivers. Should the gold price decline below Sibanye’s unit production cost the Group may experience losses and, should this situation remain for an extended period, Sibanye may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditure. Sibanye might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Sibanye’s ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the London afternoon fixing price of gold):

	Price per ounce[1]
Gold	High	Low	Average

2010	1,421	1,058	1,224

2011	1,895	1,319	1,571

2012	1,792	1,540	1,669

2013	1,694	1,192	1,409

2014	1,385	1,142	1,265

2015 (through 17 March 2015)	1,298	1,150	1,226

[1] Rounded to the nearest US dollar On 17 March 2015, the London afternoon fixing price of gold was US$1,151/oz.

160	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

EXCHANGE RATES

Sibanye’s operations are all located in South Africa and its revenues are equally sensitive to changes in the dollar gold price and the rand/ US dollar exchange rate (the exchange rate). Depreciation of the rand against the US dollar results in Sibanye’s revenues and operating margins increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets, over which Sibanye has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa.

As a general rule, Sibanye does not enter into long-term currency hedging arrangements and is exposed to the spot market exchange rate. Sibanye’s operating costs are primarily denominated in rand and forward cover could be considered for significant expenditures based in foreign currency or those items which have long lead times to production or delivery. No foreign exchange hedging contracts were entered into in 2014.

COSTS

Sibanye’s operating costs (being cost of sales less amortisation and depreciation) comprise mainly labour and contractor costs, power and water, and consumable stores which include, inter alia, explosives, timber, cyanide and other consumables. Sibanye expects that its operating costs, particularly the input costs noted above, are likely to continue to increase in the near future and will be driven by inflation, general economic trends, market dynamics and other regulatory changes.

The South African inflation rate or Consumer Price Index (CPI) increased to 6.1% in 2014 (2013: 5.7%). Mining inflation has historically been significantly higher than CPI, with key operating costs, in particular wages and electricity costs, increasing considerably more than CPI.

Sibanye’s operations are labour intensive. Labour represented 47% and 51% of operating costs during 2014 and 2013, respectively.

During 2013 Sibanye negotiated a two-year wage agreement with the South African mining unions, which represented the majority of its workforce, at above-inflation wage increases effective from 1 July 2013 of between 7.5% and 8.0%, depending on the category of employee. Increases from 1 July 2014 were based on the CPI plus 0.5% or 1.0%, with a minimum of 6.5% and 7.0%, again depending on the category of employee. The next round of wage negotiations is scheduled to begin in mid-2015.

Power and water comprised 19% in 2014 and 2013. During 2013 Eskom applied to NERSA for an average annual tariff increase of 16% for a five-year period as of 1 April 2013, of which an increase of 8% was approved.

The effect of the abovementioned increases, especially being above the average inflation rate may adversely affect, the profitability of Sibanye’s operations. Further, Sibanye’s operating costs are primarily denominated in rand, while revenues from gold sales are in US dollars. Generally when inflation is high the rand tends to devalue, thereby increasing rand revenues, and potentially offsetting any increase in costs. However, there can be no guarantee that any cost saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

PRODUCTION

Sibanye’s revenues are driven by its production levels and the price it realises from the sale of gold, as discussed above. Production can be affected by a number of factors including industrial action, safety related work stoppages, mining grades and other mining related incidents. These factors could have an impact on production levels in the future.

In recent years, the South African mining industry has experienced greater union unrest. The entry of new unions such as AMCU, which has become a significant rival to the traditionally dominant NUM, has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities. During 2013 and 2014 Sibanye experienced very little disruption to production as a result of industrial action. Sibanye is continually working to improve relations with its employees and unions to hopefully prevent any future production losses.

Sibanye’s operations are also subject to South African health and safety laws and regulations that impose various duties on Sibanye’s mines while granting the authorities powers to, among other things, close or suspend operations and order corrective action relating to health and safety matters. During 2014, Sibanye’s operations experienced 82 work stoppages (2013: 55).

All our operations are in their mature life stage and have encountered lower mining grades and yields.

Sibanye’s key focus is to maintain profitable operations and sustain current production levels for a longer period than had previously been envisaged, through an increased focus on productivity. Furthermore, focus will be on realising the extensive Reserves and Resources potential that still exists.

Sibanye Gold Integrated Annual Report 2014	161

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

CONTINUED

ROYALTIES AND MINING TAX

South African mining operations pay a royalty tax. The formula for calculating royalties takes into account the profitability of individual operations. The royalty formula is detailed in note 10.1: Royalties to the consolidated financial statements. Under South African tax legislation, gold mining companies and non-gold mining companies are taxed at different rates. All our operations are subject to the gold tax formula on their respective mining income. The formula calculating tax payable, which is detailed in the notes to the consolidated financial statements, is affected by the profitability of the applicable mining operation. In addition, these operations are ring fenced, so each operation is taxed separately and, as a result, taxable losses and capital expenditure at one of the operations cannot be used to reduce taxable income from another operation. Depending on the profitability of the operations, the tax rate can vary significantly from year to year.

CAPITAL EXPENDITURE

Sibanye will continue to invest capital in new and existing infrastructure and possible growth opportunities. Therefore, management will be required to consider, on an ongoing basis, the capital expenditure necessary to achieve its sustainable production objectives against other demands on cash.

As part of its strategy, Sibanye may investigate the potential exploitation of mineralisation below its current infrastructure limits as well as other capital-intensive projects. Management expects that Sibanye’s dividend policy will not, however, be affected by its capital expenditure.

In 2014, Sibanye’s total capital expenditure was R3.3 billion (2013: R2.9 billion). Sibanye expects to spend approximately R3.6 billion on capital in 2015, excluding any acquisitions.

The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the price of gold and general economic conditions and may differ from the amount forecast above. Some of these factors are outside of the control of Sibanye.

RECENT ACQUISITIONS

On 21 August 2013, Sibanye entered into an agreement with Gold One to acquire Cooke. On 11 December 2013, Sibanye made an offer to acquire 100% of Wits Gold. On 5 July 2013, Wits Gold had submitted a final binding offer to the business rescue practitioner of SGEO to acquire SGEO, the sole owner of Burnstone, which was included in the business rescue plan and approved by the creditors of SGEO on 11 July 2013.

The acquisitions of Wits Gold, Cooke and Burnstone were completed on 14 April 2014, 15 May 2014 and 1 July 2014, respectively.

Results of Wits Gold, Cooke and Burnstone are presented for the eight, seven and six months ended 31 December 2014, respectively following the completion of the acquisitions.

2014 FINANCIAL PERFORMANCE COMPARED WITH 2013

Group profit decreased from R1,698 million for 2013 to R1,507 million for 2014. The reasons for this decrease are discussed below.

The primary factors explaining the movements are set out in the table below:

Net profit movements (Rm)

162	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

REVENUE

Revenue increased by 13% from R19,331 million in 2013 to R21,781 million in 2014. Revenue is driven by the level of gold produced and sold during the year and the average rand gold price, which increased by 11% and 1%, respectively.

The increase in the average rand gold price was due to the 13% weaker rand of R10.82/US$ in 2014 compared with R9.60/US$ in 2013. However, this was mostly offset by the decrease in the average realised US dollar gold price from US$1,408/oz to US$1,267/oz year-on-year.

The increase in the gold produced for the year from 44,474kg to 49,432kg was mainly due to the acquisition and integration of Cooke for the seven months ended 31 December 2014. Gold production excluding Cooke was marginally higher at 45,127kg, despite the loss of over 500kg due to an underground fire at Driefontein early in 2014 and the intermittent loss of electricity (load shedding by the power supplier – Eskom) in the latter part of the year. Gold production from the operations is shown in the graph below:

Gold produced (kg)

COST OF SALES

Cost of sales, which consist of operating costs and amortisation and depreciation, increased by 17% from R15,077 million in 2013 to R17,566 million in 2014, with the incorporation of Cooke which accounted for R2,001 million of this increase.

The primary drivers of cost of sales were as follows:

	2014	2013
	R million	R million	% change
Salaries and wages	6,665	6,156	8
Consumable stores	3,481	2,721	28
Utilities	2,753	2,315	19
Mine contracts	1,136	928	22
Other	2,403	1,736	38
Ore reserve development (ORD) costs capitalised	(2,127)	(1,883)	13
Operating costs	14,311	11,973	20
– Driefontein, Kloof and Beatrix	12,618	11,973	5
– Cooke	1,693	–	100
Amortisation and depreciation	3,255	3,104	5
– Driefontein, Kloof and Beatrix	2,947	3,104	(5)
– Cooke	308	–	100

Total cost of sales	17,566	15,077	17

– Driefontein, Kloof and Beatrix	15,565	15,077	3
– Cooke	2,001	–	100

Sibanye Gold Integrated Annual Report 2014	163

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

CONTINUED

The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

OPERATING COSTS – COST OF SALES LESS AMORTISATION AND DEPRECIATION

Operating costs increased by 20% from R11,973 million in 2013 to R14,311 million in 2014, or just over 5% excluding Cooke. The increase in operating costs excluding Cooke was due to above inflation wage increases, increased electricity tariffs and costs associated with the increased production, such as consumable stores and bonuses. These increases were partly offset by cost-saving initiatives implemented in 2013, which continued in 2014, and included further restructuring across the group – including reduced number of contractors, improved efficiencies and programmes aimed at reducing electricity costs, which have been especially successful. The increase in the ORD costs capitalised was mainly due to an increase in capitalised development at the Beatrix West Section of R77 million and the inclusion of Cooke.

The table below presents a reconciliation from cost of sales to total cash cost:

		2014						2013

Rand million except as otherwise stated		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate	Group	Driefontein	Kloof	Beatrix	Corporate
Cost of sales per income statement		17,566	6,041	5,824	3,673	2,001	27	15,077	6,339	5,198	3,519	21

Deduct: Amortisation and depreciation		(3,255)	(1,129)	(1,322)	(469)	(308)	(27)	(3,104)	(1,458)	(1,097)	(528)	(21)
Operating costs		14,311	4,912	4,502	3,204	1,693	–	11,973	4,881	4,101	2,991	–

Adjusted for:

General and admin costs		(147)	(56)	(55)	(36)	–	–	(234)	(85)	(69)	(80)	–

Royalties[1]		431	166	175	82	8	–	415	199	147	69	–
Total cash cost		14,595	5,022	4,622	3,250	1,701	–	12,154	4,995	4,179	2,980	–
Gold sold	kg	49,432	17,735	17,038	10,354	4,305		44,474	18,775	15,977	9,722

	‘000oz	1,589.3	570.2	547.8	332.9	138.4		1,429.9	603.6	513.7	312.6
Total cash cost[2]	R/kg	295,246	283,129	271,282	313,888	395,168		273,281	265,997	261,570	306,593

	US$/oz	849	814	780	902	1,136		885	862	847	993

The average exchange rate for the year ended 31 December 2014 was R10.82/US$ (2013: R9.60/US$).

1 Royalties are included as part of total cash cost but are reflected below operating profit in the income statements.

2 For information on how Sibanye has calculated total cash cost per kilogram and total cash cost per ounce, see Key Features – Financial and Non-financial Performance.

Total cash cost per kilogram increased by 8% from an average of R273,281/kg in 2013 to R295,246/kg in 2014. This increase was mostly due to the Cooke operations, which being partly in a build-up phase, operated at an average unit cost of R395,168/kg for the seven months since incorporation; full production is anticipated by mid-2015. In US dollar terms, total cash cost per ounce decreased by 4% from US$885/oz to US$849/oz due to the 13% weaker rand/dollar exchange rate.

AMORTISATION AND DEPRECIATION

Amortisation and depreciation increased by 5% from R3,104 million in 2013 to R3,255 million in 2014. This increase was due to the inclusion of Cooke, which added R308 million, and the increase in production at Kloof, adding R225 million. This was partly offset by a decrease of R329 million at Driefontein due to an increase in reserves on which the amortisation calculation is based, and R59 million at Beatrix as no amortisation occurred at the Beatrix West Section during 2014 as this section was impaired in mid-2013.

164	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

ALL-IN COST

All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye has adopted the principle prescribed by the Council. This new non-GAAP measure provides more transparency into the total costs associated with gold mining.

The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this new metric.

Total All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth.

The table below presents a reconciliation from operating costs to All-in sustaining cost and All-in cost:

		2014						2013

Rand million except as otherwise stated		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate	Group	Driefontein	Kloof	Beatrix	Corporate
Operating costs		14,311	4,912	4,502	3,204	1,693	–	11,973	4,881	4,101	2,991	–
Plus:
Community costs[1]		37	12	11	14	–	–	24	9	8	7	–
Share-based payments[2]		418	69	58	46	–	245	306	61	47	42	156
Royalties[3]		431	166	175	82	8	–	415	199	147	69	–
Rehabilitation[4]		138	39	33	18	48	–	165	84	54	27	–
ORD[5]		2,127	684	880	446	117	–	1,883	703	844	336	–
Sustaining capital expenditure[6]		975	465	356	102	52	–	1,018	319	460	201	38
Less:
By-product credit[7]		(24)	(10)	(7)	(7)	–	–	(23)	(10)	(7)	(6)	–
All-in sustaining cost		18,413	6,337	6,008	3,905	1,918	245	15,761	6,246	5,654	3,667	194
Plus:
Group exploration and other		16	–	–	9	6	1	–	–	–	–	–
Corporate cost and growth capital		150	–	–	–	61	89	–	–	–	–	–
All-in cost		18,579	6,337	6,008	3,914	1,985	335	15,761	6,246	5,654	3,667	194
Gold sold	kg	49,432	17,735	17,038	10,354	4,305		44,474	18,775	15,977	9,722
	‘000oz	1,589.3	570.2	547.8	332.9	138.4		1,429.9	603.6	513.7	312.6
All-in sustaining cost[8]	R/kg	372,492	357,333	352,624	377,101	445,645		354,376	332,660	353,884	377,206
	US$/oz	1,071	1,027	1,014	1,084	1,281		1,148	1,078	1,147	1,222
All-in cost[8]	R/kg	375,854	357,333	352,624	378,008	461,045		354,376	332,660	353,884	377,206
	US$/oz	1,080	1,027	1,014	1,087	1,325		1,148	1,078	1,147	1,222

The average exchange rate for the year ended 31 December 2014 was R10.82/US$ (2013: R9.60/US$).

[1]	Community costs includes costs related to community development.

[2]	Share-based payments includes share-based payments compensation cost to support Sibanye’s corporate structure not directly related to current gold production. Share-based payments are calculated based on the fair value at initial recognition and do not include the fair value adjustment of the cash-settled share-based payment liability to the reporting fair value.

[3]	Royalties is the royalty on refined minerals payable to the South African government.

[4]	Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs recorded as an asset. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs do not reflect annual cash outflows and are calculated in accordance with IFRS. The interest charge and amortisation reflect the periodic costs of rehabilitation associated with current gold production and are therefore included in the measure.

[5]	ORD are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but is not limited to, crosscuts, footwalls, return airways and box holes which will avail gold production or reserves.

[6]	Sustaining capital expenditure are those capital expenditures that are necessary to maintain current gold production and execute the current mine plan. Sustaining capital costs are relevant to the All-in cost metric as these are needed to maintain Sibanye’s current operations and provide improved transparency related to our ability to finance these expenditures.

[7]	By-product credit—The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold, and therefore the metric captures the benefit of mining other metals when we produce and sell gold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold is reduced by the benefit received from the sale of silver, recognised as product sales, which are extracted and processed along with the gold produced. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold, without the need to consider multiple metal prices.

[8]	For information on how Sibanye has calculated All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce, see Key Features – Financial and Non-financial Performance.

Sibanye Gold Integrated Annual Report 2014	165

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

CONTINUED

All-in sustaining cost, a sub-set of All-in cost increased by 5% from R354,376/kg (US$1,148/oz) in 2013 to R372,492/kg (US$1,071/oz) in 2014 as a result of the Cooke acquisition, which added unit costs of R445,645/kg (US$1,281/oz), together with the increased operating cost and increased ORD at Beatrix and Kloof.

All-in cost increased by 6% from R354,376/kg (US$1,148/oz) in 2013 to R375,854/kg (US$1,080/oz) in 2014. Included in the All-in cost for 2014 is corporate expenditure of R89 million, which predominately relates to capital expenditure at the newly acquired Burnstone mine of R72 million and exploration cost on the Beisa uranium project of R9 million.

NET OPERATING PROFIT

As a result of the factors discussed above, net operating profit was marginally lower for 2014 at R4,214 million compared with R4,254 million for 2013.

INVESTMENT INCOME

Income from investments increased by 14% from R160 million in 2013 to R183 million in 2014.

Interest on cash balances increased from R63 million in 2013 to R69 million in 2014, due to the incorporation of Cooke, which added R9 million in interest.

Interest on funds invested in various interest bearing investments for the environmental rehabilitation obligations of the group increased from R85 million in 2013 to R99 million in 2014, due to higher balance of the fund when compared with 2013 and the incorporation of Cooke, which added R6 million.

The unwinding of the financial guarantee asset increased from R12 million in 2013 to R15 million in 2014.

FINANCE EXPENSES

Finance expenses decreased from R420 million in 2013 to R400 million in 2014.

Interest on borrowings decreased from R319 million in 2013 to R188 million in 2014, mainly due to the decrease in the average indebtedness year-on-year. Sibanye’s debt outstanding during the first half of 2013 was approximately R4.0 billion and it was only during the second half of 2013 that Sibanye was able to reduce its debt levels to R2.5 billion. Sibanye’s average gross debt outstanding, excluding the Burnstone Debt, during 2014 was approximately R2.0 billion.

The environmental rehabilitation liability accretion expense increased from R93 million in 2013 to R162 million in 2014 mainly due to an increase in the mines’ lives and the incorporation of Cooke and Burnstone, which added R28 million and R2 million, respectively.

The 2014 finance expenses include R43 million, relating to the unwinding of Burnstone Debt (2013: Rnil)

SHARE-BASED PAYMENTS

The share-based payment expense of R418 million in 2014 (2013: R306 million) consists of R176 million (2013: R213 million) relating to equity-settled share options granted under the SGL Share Plan, Gold Fields Limited 2012 Share Plan and Gold Fields Limited 2005 Share Plan, and R242 million (2013: R92 million) relating to instruments granted under the SGL Phantom Scheme.

The SGL Phantom Scheme share-based payment expense increased from R92 million in 2013 to R242 million in 2014 due to the fair value of each option granted under the scheme increasing due to the appreciation in Sibanye’s share price.

The cash-settled share instruments are valued at each reporting date based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash settled share options is included in loss/gain on financial instruments in the income statement.

SHARE OF RESULTS OF EQUITY-ACCOUNTED INVESTEES AFTER TAXATION

The R471 million loss from share of results of associates for 2014 was primarily due to a net R480 million loss relating to Sibanye’s 33.1% interest in Rand Refinery.

For additional information of Sibanye’s investment in Rand Refinery and the equity loss see note 19: Equity-accounted investments to the consolidated financial statements.

LOSS/GAIN ON FINANCIAL INSTRUMENTS

The loss on financial instruments of R108 million in 2014 (2013: R5 million) consists of R202 million (2013: R33 million) fair value loss relating to SGL Phantom Scheme options, R63 million (2013: Rnil) fair value gain on investments under the environmental rehabilitation obligation funds and R32 million (2013: R28 million) gain relating to the financial guarantee liability.

166	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

IMPAIRMENTS

The impairments amounted to R275 million in 2014, compared with R821 million in 2013.

The impairment in 2014 related to a R156 million impairment of the Python plant at Kloof, which was decommissioned in July 2014 due to process design flaws, and the R120 million impairment of investment in Rand Refinery. For additional information of Sibanye’s investment in Rand Refinery and the equity loss see note 19: Equity-accounted investments to the consolidated financial statements.

During February 2013, a fire at Beatrix West Section affected approximately 38% of the planned production area, threatening the commercial viability of the Beatrix West Section. As a result a decision was taken during the year to impair Beatrix West’s mining assets by R821 million.

REVERSAL OF IMPAIRMENT

Due to the positive results of a restructuring process at the Beatrix West Section it has subsequently returned to profitability. As a result a decision was taken in December 2014 to reverse the impairment by R474 million.

TRANSACTION COSTS

The transaction costs of R112 million (2013: R9 million) related to the finalisation of the Cooke and Burnstone acquisitions of R82 million and R30 million, respectively.

RESTRUCTURING COSTS

Significant restructuring during 2013 had resulted in R439 million additional costs. During 2014 restructuring costs, including voluntary separation packages, of R160 million were incurred at Cooke, Driefontein and Corporate Services.

ROYALTIES

Royalties increased from R415 million in 2013 to R431 million in 2014. The increased royalty in 2014 was mainly due to the increase in gold sold.

The rate of royalty tax payable as a percentage of revenue was:

%	2014	2013
Driefontein	2.1	2.4
Kloof	2.3	2.1
Beatrix	1.8	1.6
Cooke	0.4	–
Average for Group	2.0	2.1

MINING AND INCOME TAXATION

Mining and income taxation increased from R256 million in 2013 to R828 million in 2014. The table below indicates Sibanye’s effective tax expense rate in 2014 and 2013:

	2014	2013

Mining and income tax (Rm)	828	256
Effective taxation rate (%)	35.5	13.1

In 2014, the effective tax expense rate of 36% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	R10 million rate adjustment to reflect the actual realised company tax rates;

•	R60 million non-deductible charges related to share-based payments;

•	R160 million non-taxable share of results of equity-accounted investees;

•	R41 million non-deductible impairments;

•	R23 million net non-taxable income and non-deductible expenditure; and

•	R81 million assessed losses not recognised.

The above was offset by the R340 million reduction related to the mining tax formula rate adjustment.

In 2013, the effective tax expense rate of 13% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	R330 million reduction related to the mining tax formula rate adjustment;

•	R214 million deferred tax released on reduction of the long-term expected tax rate at the operations; and

•	R1 million of net non-deductible expenditure and non-taxable income.

The above were offset by the following tax-affected charges:

•	R64 million adjustment reflected the actual realised company tax rates; and

•	R73 million non-deductible charges related to share-based payments.

Sibanye Gold Integrated Annual Report 2014	167

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

CONTINUED

PROFIT FOR THE YEAR

As a result of the factors discussed above, the profit for 2014 of R1,507 million, compared with R1,698 million for 2013. Of this, R1,552 million (2013: R1,692 million) is attributable to the owners of Sibanye.

The following graph depicts contributions from various segments to the profit attributable to the owners of Sibanye:

Contributions (Rm)

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW ANALYSIS

Net cash utilised in 2014 amounted to R930 million compared with R1,201 million generated in 2013.

The principal factors explaining the changes in net cash flow for the year are set out in the table below:

	2014	2013
	R million	R million	% change
Cash flows from operating activities	4,053	6,360	(36)
Additions to property, plant and equipment	(3,251)	(2,902)	12
Net borrowings repaid	(673)	(2,220)	(70)
Free cash flow	1,807	3,731	(52)

One of the most important drivers to sustain and increase shareholder value is free cash flow generation as that determines the cash available for dividends and other investing activities. Sibanye defines free cash flow as net cash from operating activities before dividends, less additions to property, plant and equipment.

The following graph details the cash movement in determining the free cash flow for 2014:

Free cash flow analysis (Rm)

168	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

  CASH FLOWS FROM OPERATING ACTIVITIES

Cash inflows from operating activities decreased from R6,360 million in 2013 to R4,053 million in 2014. The items contributing to the year-on-year decrease of R2,307 million were due to the factors in the table below:

R million
Increase in cash generated by operations mainly due to increase in gold production	241

Increase in cash-settled share-based payments paid	(163)

Decrease in release from working capital	(354)

Decrease in interest paid	132

Increase in royalties paid[1]	(401)

Increase in taxes paid[1]	(1,042)

Increase in dividends paid	(733)

Other	13

Decrease in cash flows from operating activities	(2,307)

[1] The increase in royalties, taxation and dividends paid was due to additional payments made during 2014 compared with 2013.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash outflows from investing activities increased from R3,072 million in 2013 to R4,309 million in 2014 mainly due to an increase in capital expenditure of R349 million, the acquisitions of Wits Gold, Cooke and Burnstone for R616 million and the loan advanced to Rand Refinery of R385 million. For additional information of Sibanye’s investment in Rand Refinery and the loan to Rand Refinery, see note 19: Equity-accounted investments to the consolidated financial statements.

Capital expenditure increased by 12% from R2,902 million in 2013 to R3,251 million in 2014. Capital expenditure at the individual mines is shown in the graph below:

Capital expenditure (Rm)

Sibanye Gold Integrated Annual Report 2014	169

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

CONTINUED

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows from financing activities resulted in an outflow of R673 million in 2014, as discussed below.

Sibanye repaid R656 million debt assumed through the acquisitions of Wits Gold and Cooke. On various dates during 2014, Sibanye made additional drawdowns of R500 million and repaid R900 million under the R4.5 billion Facilities. On 18 December 2014, Sibanye borrowed a further R385 million to fund its portion of the Rand Refinery loan, increasing its debt under the facility to just below R2.0 billion.

Cash flows from financing activities in 2013 resulted in an outflow of R2,088 million. On 1 February 2013, Gold Fields subscribed for shares in Sibanye at a subscription price of R17,246 million. Sibanye used R17,108 million of the proceeds to repay the GFL Mining Services Limited (GFLMS, a subsidiary of Gold Fields) loan.

On 18 February 2013, the date of unbundling from Gold Fields, Sibanye refinanced its long- and short-term credit facilities, which were Gold Fields group debt facilities, by drawing down R4,570 million under the Bridge Loan Facilities. During 2013 Sibanye repaid R2,570 million of the Bridge Loan Facilities and on 13 December 2013, Sibanye repaid the balance of the Bridge Loan Facilities by drawing down R2,000 million under the R4.5 billion Facilities.

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS

As a result of the above, net cash utilised in 2014 amounted to R930 million compared with R1,201 million generated in 2013.

Total Group cash and cash equivalents amounted to R563 million at 31 December 2014, compared with R1,492 million at 31 December 2013.

STATEMENT OF FINANCIAL POSITION

PROPERTY, PLANT AND EQUIPMENT

The balance of property, plant and equipment increased from R15,151 million at 31 December 2013 to R22,704 million at 31 December 2014. The primary contributors to this increase were the assets acquired on acquisition of Wits Gold, Cooke and Burnstone of R7,120 million, and the reversal of the Beatrix West Section impairment of R474 million.

BORROWINGS

Total debt (short- and long-term) excluding R1,134 million attributable to the Burnstone project, which has no recourse to Sibanye’s balance sheet, increased from R1,991 million at 31 December 2013 to R2,036 million at 31 December 2014.

At 31 December 2013, Sibanye had committed unutilised banking facilities of R2.0 billion available under the R4.5 billion Facilities.

For a description of borrowings, see note 30: Borrowings to the consolidated financial statements for the year ended 31 December 2014.

WORKING CAPITAL AND GOING-CONCERN ASSESSMENT

The Group’s current liabilities exceeded its current assets by R1,630 million as at 31 December 2014. Current liabilities at year end include the financial guarantee liability of R197 million (as detailed above) which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields is currently in a position to meet its obligations under the Notes.

The current portion of borrowings of R554 million includes the two semi-annual repayments due and payable in June and December 2015, respectively.

Sibanye generated cash from operating activities of R4.1 billion for the year ended 31 December 2014. If the acquisition related cash outflows during the year are added back to the cash flow, the Group would have had R1.3 billion in additional cash on the statement of financial position, confirming the strong cash generating ability of the Group. Over and above this, the Group has committed unutilised debt facilities of R2.0 billion at 31 December 2014.

The Directors believe that the cash generated by its operations and the remaining balance of the Group’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

170	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL COMMITMENTS

At 31 December 2014, Sibanye had no off balance sheet items. For a description of Sibanye’s contractual commitments, see the following notes to the consolidated financial statements:

Contractual commitments	Note per the consolidated financial statements

Guarantees	22 – Financial guarantee

Environmental rehabilitation obligation	31 – Environmental rehabilitation obligation

Post-retirement healthcare obligation	32 – Post-retirement healthcare obligation

Commercial commitments	39 – Commitments

Contingent liabilities	40 – Contingent liabilities

Debt

– capital	30 – Borrowings

– interest	43 – Risk management activities

These contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Sibanye’s significant accounting policies are fully described in the various notes to its consolidated financial statements. Some of Sibanye’s accounting policies require the application of significant judgments and estimates by management that can affect the amounts reported in the consolidated financial statements.

These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

For Sibanye’s significant accounting policies that are subject to significant judgments, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note per the consolidated financial statements

Basis of preparation	1 – Accounting policies

Consolidation	1 – Accounting policies

Share-based payments	7 – Share-based payments

Royalties, mining and income taxation	10 – Royalties, and mining and income taxation

Property, plant and equipment	13 – Property, plant and equipment

Business combinations	14 – Cooke acquisition

Goodwill	17 – Goodwill

Equity-accounted investments	18 – Equity accounted investments

Environmental rehabilitation obligation	31 – Environmental rehabilitation obligation

Contingent liabilities	40 – Contingent liabilities

Sibanye Gold Integrated Annual Report 2014	171

ANNUAL FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2014

Figures in million – SA rand	Notes	2014	2013	2012

Revenue	3	21,780.5	19,331.2	16,553.5

Cost of sales	4	(17,566.1)	(15,077.2)	(13,186.6)
Net operating profit		4,214.4	4,254.0	3,366.9

Investment income	5	183.2	160.3	105.5

Finance expense	6	(400.0)	(420.3)	(176.7)

Share-based payments	7	(417.9)	(305.8)	(263.5)

Share of results of equity–accounted investees after taxation	19	(470.7)	51.5	93.1

(Loss)/gain on financial instruments		(107.7)	(4.6)	13.8

(Loss)/gain on foreign exchange differences		(63.3)	24.0	1.2

Exploration and feasibility cost		(15.1)	–	–

Other income	8	155.9	219.3	247.2

Other costs		(249.9)	(314.9)	(368.5)

Impairments	9	(275.1)	(821.0)	–

Reversal of impairment	13	474.1	–	–

Profit on disposal of property, plant and equipment		9.5	5.5	2.4

Loss on loss of control of subsidiary	18	–	(30.2)	–

Transaction costs		(111.6)	(9.3)	–

Restructuring costs		(160.3)	(439.4)	(124.1)
Profit before royalties and taxation		2,765.5	2,369.1	2,897.3

Royalties	10.1	(430.5)	(414.6)	(282.1)
Profit before taxation		2,335.0	1,954.5	2,615.2

Mining and income taxation	10.2	(828.1)	(256.2)	365.0
Profit for the year		1,506.9	1,698.3	2,980.2
Attributable to:

Owners of Sibanye		1,551.5	1,692.4	2,979.6

Non-controlling interests		(44.6)	5.9	0.6
Earnings per share attributable to owners of Sibanye

Basic earnings per share – cents	11.1	186	260	297,960,000

Diluted earnings per share – cents	11.2	182	255	297,960,000

The Group does not have other comprehensive income, therefore no statement of comprehensive income is presented.

The accompanying notes form an integral part of these consolidated financial statements.

The audited consolidated financial statements for the year ended 31 December 2014 have been prepared by the corporate accounting staff of Sibanye, headed by Pieter Henning, Vice President Corporate Finance. This process was supervised by Charl Keyter, the Group’s CFO.

172	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2014

Figures in million – SA rand	Notes	2014	2013	2012

ASSETS

Non-current assets		25,981.4	17,289.9	17,950.6

Property, plant and equipment	13	22,704.0	15,151.0	16,376.1

Goodwill	17	736.7	–	–

Equity-accounted investments	19	69.4	275.1	218.6

Investments	20	1.4	1.4	1.5

Environmental rehabilitation obligation funds	21	2,192.8	1,588.1	1,331.1

Financial guarantee asset	22	225.5	238.5	–

Deferred taxation	29	51.6	35.8	23.3

Current assets		1,940.5	2,705.0	1,747.1

Inventories	23	327.7	187.1	348.9

Trade and other receivables	24	992.8	973.8	558.3

Current portion of financial guarantee asset	22	57.1	51.7	–

Related-party receivables	25	–	–	548.1

Cash and cash equivalents	26	562.9	1,492.4	291.8

Total assets		27,921.9	19,994.9	19,697.7

EQUITY AND LIABILITIES

Equity attributable to owners of the parent		14,656.3	9,421.2	(9,668.1)

Stated share capital [1]		21,734.6	17,245.8	–

Other reserves		2,819.1	2,643.3	2,429.9

Accumulated loss		(9,897.4)	(10,467.9)	(12,098.0)

Non-controlling interest	28	329.6	2.2	(4.6)

Total equity		14,985.9	9,423.4	(9,672.7)

Non-current liabilities		9,365.4	6,980.0	7,942.3

Deferred taxation	29	3,869.3	3,735.4	4,185.5

Borrowings	30	2,615.8	1,491.4	2,000.0

Environmental rehabilitation obligation	31	2,486.8	1,660.7	1,739.1

Post-retirement healthcare obligation	32	15.1	16.3	17.7

Share-based payment obligations	7	378.4	76.2	–

Current liabilities		3,570.6	3,591.5	21,428.1

Trade and other payables	33	2,714.6	2,073.0	1,769.6

Financial guarantee liability	22	197.0	206.6	196.4

Taxation and royalties payable		84.0	767.2	96.6

Current portion of borrowings	30	554.2	499.5	2,220.0

Current portion of share-based payment obligations	7	20.8	45.2	–

Related-party payables	34	–	–	17,145.5

Total equity and liabilities		27,921.9	19,994.9	19,697.7

1 Stated share capital as at 31 December 2012 is a nominal amount of R1,000 and shown as zero due to rounding.

The accompanying notes form an integral part of these consolidated financial statements.

Sibanye Gold Integrated Annual Report 2014	174

ANNUAL FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2014

Figures in million – SA rand	Stated share capital [1] (Note 27)	Share-based payment reserve (Note 7)	Accumulated loss	Equity attributable to owners of Sibanye	Non- controlling interest (Note 28)	Total equity

Balance at 31 December 2011	–	2,166.4	(14,136.1)	(11,969.7)	(5.9)	(11,975.6)

Total comprehensive income for the year	–	–	2,979.6	2,979.6	0.6	2,980.2

Profit for the year	–	–	2,979.6	2,979.6	0.6	2,980.2

Other comprehensive income	–	–	–	–	–	–

Share-based payments	–	263.5	–	263.5	–	263.5

Dividends paid	–	–	(731.3)	(731.3)	–	(731.3)

Transaction with non-controlling interests	–	–	–	–	0.7	0.7

Transaction with shareholder	–	–	(210.2)	(210.2)	–	(210.2)

Balance at 31 December 2012	–	2,429.9	(12,098.0)	(9,668.1)	(4.6)	(9,672.7)

Total comprehensive income for the year	–	–	1,692.4	1,692.4	5.9	1,698.3

Profit for the year	–	–	1,692.4	1,692.4	5.9	1,698.3

Other comprehensive income	–	–	–	–	–	–

Share-based payments	–	213.4	–	213.4	–	213.4

Share subscription	17,245.8	–	–	17,245.8	–	17,245.8

Dividends paid	–	–	(271.9)	(271.9)	–	(271.9)

Transaction with non-controlling interests	–	–	–	–	3.0	3.0

Loss of control of subsidiary (refer note 18)	–	–	–	–	(2.1)	(2.1)

Transaction with shareholder	–	–	209.6	209.6	–	209.6

Balance at 31 December 2013	17,245.8	2,643.3	(10,467.9)	9,421.2	2.2	9,423.4

Total comprehensive income for the year	–	–	1,551.5	1,551.5	(44.6)	1,506.9

Profit/(loss) for the year	–	–	1,551.5	1,551.5	(44.6)	1,506.9

Other comprehensive income	–	–	–	–	–	–

Share-based payments	–	175.8	–	175.8	–	175.8

Shares issued (refer to note 14)	4,488.8	–	–	4,488.8	–	4,488.8

Acquisition of subsidiary with non-controlling interest
(refer to note 14)	–	–	–	–	396.2	396.2

Dividends paid	–	–	(1,005.2)	(1,005.2)	–	(1,005.2)

Transaction with non-controlling interests	–	–	24.2	24.2	(24.2)	–

Balance at 31 December 2014	21,734.6	2,819.1	(9,897.4)	14,656.3	329.6	14,985.9

1 Stated share capital as at 31 December 2012 is a nominal amount of 1,000 shares of R1,000 and shown as zero due to rounding.

176	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF CASH FLOWS

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2014

Figures in million – SA rand	Notes	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated by operations	35	7,081.4	6,840.0	5,477.4

Post-retirement health care payments		(2.4)	(2.7)	(1.2)

Cash-settled share-based payments paid	7	(166.6)	(3.9)	–

Change in working capital	36	214.5	568.7	(648.0)

Cash generated from operating activities		7,126.9	7,402.1	4,828.2

Interest received		68.5	63.3	35.3

Interest paid		(194.0)	(326.3)	(116.9)

Guarantee fees received	22.1	53.6	47.0	–

Royalties paid	37	(650.1)	(249.0)	(413.7)

Taxation paid	38	(1,347.1)	(304.8)	(980.4)

Dividends paid	12	(1,005.2)	(271.9)	(731.3)

Net cash from operating activities		4,052.6	6,360.4	2,621.2

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment	13	(3,250.8)	(2,901.5)	(3,106.9)

Proceeds on disposal of property, plant and equipment		22.6	6.9	5.2

Contributions to environmental rehabilitation obligation funds		(69.3)	(172.3)	(24.3)

Payment of environmental rehabilitation obligation		(10.9)	(10.5)	–

Investment in subsidiary	15	(415.3)	–	–

Loans granted to subsidiary prior to acquisition	14, 16	(238.6)	–	–

Cash acquired on acquisition of subsidiaries	14, 15, 16	38.1	–	–

Loan advanced to equity-accounted investee	19	(384.6)	–	–

Cash flow on loss of control of subsidiary	18	–	5.9	–

Net cash used in investing activities		(4,308.8)	(3,071.5)	(3,126.0)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from shares issued on unbundling		–	17,245.8	–

Loans repaid	30	(2,296.9)	(9,840.0)	–

Loans raised	30	1,623.6	7,620.0	4,220.0

Related-party loans repaid		–	(17,108.0)	(4,272.4)

Related-party loans raised		–	–	486.2

Financing costs capitalised		–	(9.1)	–

Proceeds on shares issued to non-controlling interests		–	3.0	–

Net cash (used in)/flows from financing activities		(673.3)	(2,088.3)	433.8

Net (decrease)/increase in cash and cash equivalents		(929.5)	1,200.6	(71.0)

Cash and cash equivalents at the beginning of the year		1,492.4	291.8	362.8

Cash and cash equivalents at the end of the year	26	562.9	1,492.4	291.8

The accompanying notes form an integral part of these consolidated financial statements.

Sibanye Gold Integrated Annual Report 2014	177

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

1.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note which it relates to. These policies have been consistently applied to all the periods presented, except for the adoption of new and revised standards and interpretations.

1.1	REPORTING ENTITY

Sibanye Gold Limited (Sibanye or the Company) is a South African focused gold producer, listed on the Main Board of the JSE Limited (JSE) and New York Stock Exchange (NYSE), following the unbundling by Gold Fields Limited (Gold Fields), of its wholly owned subsidiary, Sibanye on 18 February 2013 (the Unbundling date). Sibanye’s principal operations are Driefontein, Kloof, Beatrix and Cooke as well as a number of service company subsidiaries, collectively referred to as the Group.

On 1 February 2013, Gold Fields subscribed for a further 731,647,614 shares in Sibanye at a subscription price of R17,246 million. Sibanye used R17,108 million of the proceeds to repay the GFL Mining Services Limited (GFLMS) loan.

Sibanye began trading on 11 February 2013 on the JSE and the NYSE. The entire issued share capital of Sibanye was unbundled to existing Gold Fields shareholders on 18 February 2013, by way of a distribution in specie in accordance with section 46 of the Companies Act, section 46 of the Income Tax Act and the JSE Listings Requirements. The Sibanye shares were unbundled in a ratio of 1:1 with Gold Fields shares and resulted in Gold Fields’s shareholders holding two separate shares; a Sibanye share as well as their original Gold Fields share. Subsequent to the unbundling Sibanye is an independent, publicly traded company with a new board of directors and management.

1.2	BASIS OF PREPARATION

The financial statements of the Group have been prepared on a going concern basis in accordance with IFRS, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and JSE Listing requirements. The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments), which are measured at fair value through profit or loss or through the fair value adjustment reserve in equity.

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2014

During the financial year, the following new and revised accounting standards and amendments to standards became effective and had no impact on the Group’s financial statements:

Pronouncement	Title	Effective date:
IAS 39 (Amendment)	Novation of Derivatives and Continuation of Hedge Accounting	1 January 2014

During the financial year, the following new and revised accounting standards and amendments to standards became effective and had an impact on the Group’s financial statements:

Pronouncement	Title	Effective date:
IAS 32 (Amendment)	Offsetting Financial Assets and Financial Liabilities	1 January 2014
The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:
• Not contingent on a future event; and
• Enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.
The impacts have been incorporated in the notes to the financial statements.
IAS 36 (Amendment)	Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014

The amendments reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognised or reversed.

The impacts have been incorporated in the notes to the financial statements.

178	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on or after 1 January 2014 but have not been early adopted by the Group. Other than disclosure, the impact of these standards is not expected to be significant. The standards, amendments and interpretations that are applicable to the Group are:

Pronouncement	Title	Effective date:
IFRS 9 (New standard)	Financial Instruments	1 January 2018
IFRS 9 arises from a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement.
Amendments to IFRS 10 and IAS 28

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address a conflict between the requirements of IAS 28 Investments in Associates and Joint Ventures and IFRS 10 Consolidated Financial Statements, and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business.

1 January 2016

IFRS 11 (Amendment)	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016

The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business which specify the appropriate accounting treatment for such acquisitions.”

IFRS 15 (New standard)	Revenue from Contracts with Customers	1 January 2017

IFRS 15 replaces IAS 11 Construction contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue - Barter Transactions Involving Advertising Services. IFRS 15 specifies how and when an IFRS reporter will recognise revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers.

IAS 1 (Amendment)	Disclosure Initiative	1 January 2016
The amendments provide additional guidance on the application of materiality and aggregation when preparing financial statements.
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation	1 January 2016
The amendments clarify the basis for the calculation of depreciation and amortisation as being the expected pattern of consumption of the future economic benefits of the asset.
IAS 19 (Amendment)	Defined Benefit Plans: Employee Contributions	1 July 2014

The amendments introduce relief that will reduce the complexity and burden of accounting for certain contributions from employees or third parties. Such contributions are eligible for practical expediency if they are:

• set out in the formal terms of the plan;
• linked to service; and
• independent of the number of years of service.
Amendments to 6 standards	Improvements to IFRSs 2010-2012 Cycle	1 July 2014
Amendments to 4 standards	Improvements to IFRSs 2011-2013 Cycle	1 July 2014
Amendments to 4 standards	Improvements to IFRSs 2012-2014 Cycle	1 January 2016

*	Effective date refers to annual period beginning on or after said date

Sibanye Gold Integrated Annual Report 2014	179

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

1.	ACCOUNTING POLICIES (continued)

1.2	BASIS OF PREPARATION (continued)

Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments, reversal of impairments, write-downs of inventory to net realisable value; the fair value and accounting treatment of derivative financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are discussed under the relevant note of the item affected.

1.3	CONSOLIDATION

180	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	Beatrix, Driefontein and Kloof are divisions of Sibanye and not separate legal entities. These are also three of the Group’s operating segments, refer to note 2.

(b)	Sibanye has ceded and pledged its shares in Sibanye Gold Shared Services Proprietary Limited (Shared Services) and Newshelf 1114 Proprietary Limited (Newshelf 1114) in favour of the lenders of the R4.5 billion Facilities as security, refer to note 30(a).

(c)	Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations. These operations are reported to and managed by the Group’s chief operating decision maker (the Executive Committee) as a separate segment, the Cooke Operations. Refer to note 14 for further details relating to acquisition of the Newshelf 1114 group on 15 May 2014.

(d)	Although the Group owns 50% of Living Gold Proprietary Limited (Living Gold), the management of Living Gold have control of the entity in terms of IFRS 10, refer to note 18.

(e)	Witwatersrand Consolidated Gold Resources Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (refer to note 30(c)).

(f)	After the acquisition of the Newshelf 1114 group, the R396.2 million non-controlling interests in the statement of changes in equity relates to the non-controlling interest at acquisition of the Newshelf 1114 group (refer to note 14) and the attributable share of accumulated profits of Goldfields Technical Security Management Proprietary Limited (refer to note 28).

(g)	The group has no current or contractual obligation to provide financial support to any of its structured entities.

Subsidiaries

Subsidiaries are all entities over which the Group exercises control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group until the date on which control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Structured entities

Structured entities are those entities that have been designed so that voting (or similar) rights are not the dominant factor in deciding who controls the entity. Structured entities controlled by the Group are consolidated.

Transactions with shareholders of Sibanye

Transactions with owners in the capacity as equity participants are not recognised in profit or loss, but instead are recognised in equity with a corresponding change in assets or liabilities.

1.4	FOREIGN CURRENCIES

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African Rand, which is the Group’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in equity.

Sibanye Gold Integrated Annual Report 2014	181

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

2.	SEGMENT REPORTING

Accounting policy

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker and is based on individual mining operations. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee that makes strategic decisions.

Figures in million – SA rand	Group	Driefontein	Kloof	Beatrix	Cooke [1]	Corporate [2]

31 December 2014

Revenue	21,780.5	7,829.4	7,502.8	4,566.3	1,882.0	–

Underground revenue	19,908.7	7,200.2	6,887.3	4,228.8	1,592.4	–

Surface revenue	1,871.8	629.2	615.5	337.5	289.6	–

Operating costs [3]	(14,311.4)	(4,912.3)	(4,502.3)	(3,204.0)	(1,692.8)	–

Underground operating costs	(13,032.3)	(4,427.6)	(4,087.0)	(3,052.1)	(1,465.5)	–

Surface operating costs	(1,279.2)	(484.7)	(415.3)	(151.9)	(227.3)	–

Operating profit [3]	7,469.1	2,917.1	3,000.5	1,362.3	189.2	–

Amortisation and depreciation	(3,254.7)	(1,129.3)	(1,322.3)	(468.4)	(308.3)	(26.4)
Net operating profit	4,214.4	1,787.8	1,678.2	893.9	(119.1)	(26.4)

Investment income	183.2	48.3	42.7	24.5	14.7	53.0

Finance expense	(400.0)	(152.8)	(132.6)	(41.8)	(56.5)	(16.3)

Share-based payments	(417.9)	(69.1)	(58.2)	(45.9)	–	(244.7)

Exploration and feasibility costs	(15.1)	–	–	(9.4)	(5.1)	(0.6)

Net other costs [4]	(735.7)	(86.3)	(56.6)	(56.5)	(5.8)	(530.5)

Non-recurring items [5]	(63.4)	(95.1)	(152.0)	469.4	(17.9)	(267.8)

Royalties	(430.5)	(165.5)	(174.5)	(82.1)	(8.4)	–

Current taxation	(879.2)	(339.2)	(379.6)	(153.9)	–	(6.5)
Deferred taxation	51.1	9.8	71.3	(128.5)	10.3	88.2
Profit for the year	1,506.9	937.9	838.7	869.7	(187.8)	(951.6)
Attributable to:

Owners of the parent	1,551.5	937.9	838.7	869.7	(143.2)	(951.6)

Non-controlling interest holders	(44.6)	–	–	–	(44.6)	–

Sustaining capital expenditure	974.6	465.3	355.7	101.9	51.7	–

Ore reserve development	2,126.5	683.6	879.8	446.1	117.0	–

Projects	132.8	–	–	–	61.2	71.6

Other	16.9	–	–	–	–	16.9
Total capital expenditure	3,250.8	1,148.9	1,235.5	548.0	229.9	88.5

Figures may not add as they are rounded independently.

[1]  Cooke’s performance is for the seven months ended 31 December 2014, as it was only acquired on 15 May 2014, refer to note 14.

[2]  Corporate represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

[3]  Operating costs is defined as cost of sales excluding amortisation and depreciation. Operating profit is defined as revenue minus operating costs.

[4]  Net other costs consists of (loss)/gain on financial instruments; (loss)/gain on foreign exchange differences; other income and other costs as detailed in the income statement. Corporate net other costs includes the share of results of equity-accounted investees after taxation as detailed on the income statement.

[5]  Non-recurring items consists of impairment; reversal of impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.

182	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in million – SA rand	Group	Driefontein	Kloof	Beatrix	Corporate [1]
31 December 2013

Revenue	19,331.2	8,162.7	6,954.4	4,214.1	–

Underground revenue	17,663.6	7,354.6	6,323.4	3,985.6	–

Surface revenue	1,667.6	808.1	631.0	228.5	–

Operating costs [2]	(11,973.3)	(4,881.2)	(4,100.7)	(2,991.4)	–

Underground operating costs	(11,030.5)	(4,421.9)	(3,762.1)	(2,846.5)	–

Surface operating costs	(942.8)	(459.3)	(338.6)	(144.9)	–

Operating profit [2]	7,357.9	3,281.5	2,853.7	1,222.7	–

Amortisation and depreciation	(3,103.9)	(1,458.0)	(1,096.5)	(528.1)	(21.3)
Net operating profit	4,254.0	1,823.5	1,757.2	694.6	(21.3)

Investment income	160.3	55.0	47.4	27.5	30.4

Finance expense	(420.3)	(193.6)	(152.3)	(72.8)	(1.6)

Share-based payments	(305.8)	(61.1)	(47.2)	(41.8)	(155.7)

Net other costs [3]	(24.7)	(67.0)	(70.5)	(40.4)	153.2

Non-recurring items [4]	(1,294.4)	(159.5)	(125.6)	(900.1)	(109.2)

Royalties	(414.6)	(198.3)	(147.1)	(69.2)	–

Current taxation	(809.8)	(427.7)	(273.5)	(97.5)	(11.1)

Deferred taxation	553.6	174.0	18.3	336.3	25.0
Profit for the year	1,698.3	945.3	1,006.7	(163.4)	(90.3)
Attributable to:

Owners of the parent	1,692.4	945.3	1,006.7	(163.4)	(96.2)

Non-controlling interest holders	5.9	–	–	–	5.9
Sustaining capital expenditure	1,018.5	320.2	459.8	200.6	37.9

Ore reserve development	1,883.0	702.8	843.8	336.4	–
Total capital expenditure	2,901.5	1,023.0	1,303.6	537.0	37.9

Figures may not add as they are rounded independently.

[1]  Corporate represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

[2]  Operating costs is defined as cost of sales excluding amortisation and depreciation. Operating profit is defined as revenue minus operating costs.

[3]  Net other costs consists of (loss)/gain on financial instruments; (loss)/gain on foreign exchange differences; other income and other costs as detailed in the income statement. Corporate net other costs includes the share of results of equity-accounted investees after taxation as detailed on the income statement.

[4]  Non-recurring items consists of impairment; reversal of impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.

Sibanye Gold Integrated Annual Report 2014	183

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

2.	SEGMENT REPORTING (continued)

Figures in million – SA rand	Group	Driefontein	Kloof	Beatrix	Corporate [1]
31 December 2012

Revenue	16,553.5	5,946.6	6,693.9	3,913.0	–
Underground revenue	14,661.1	4,842.9	6,046.8	3,771.4	–
Surface revenue	1,892.4	1,103.7	647.1	141.6	–

Operating costs [2]	(10,823.8)	(4,302.4)	(3,899.0)	(2,622.4)	–
Underground operating costs	(9,999.4)	(3,891.1)	(3,567.2)	(2,541.1)	–
Surface operating costs	(824.4)	(411.3)	(331.8)	(81.3)	–

Operating profit [2]	5,729.7	1,644.2	2,794.9	1,290.6	–

Amortisation and depreciation	(2,362.8)	(986.5)	(726.4)	(631.8)	(18.1)
Net operating profit	3,366.9	657.7	2,068.5	658.8	(18.1)

Investment income	105.5	38.2	36.8	19.3	11.2

Finance expense	(176.7)	(63.0)	(78.5)	(29.9)	(5.3)

Share-based payments	(263.5)	(72.1)	(43.5)	(42.3)	(105.6)

Net other costs [3]	15.5	(53.6)	(65.1)	(30.3)	164.5

Non-recurring items [4]	(150.4)	(84.3)	(58.4)	(8.0)	0.3

Royalties	(282.1)	(66.2)	(145.3)	(70.5)	–

Current taxation	(474.8)	(22.6)	(306.3)	(121.5)	(24.4)

Deferred taxation	839.8	377.3	207.4	238.2	16.9
Profit for the year	2,980.2	711.4	1,615.6	613.8	39.5
Attributable to:

Owners of the parent	2,979.6	711.4	1,615.6	613.8	38.9

Non-controlling interest holders	0.6	–	–	–	0.6
Sustaining capital expenditure	979.0	241.3	504.5	210.7	22.5

Ore reserve development	2,127.9	849.6	830.8	447.5	–
Total capital expenditure	3,106.9	1,090.9	1,335.3	658.2	22.5

Figures may not add as they are rounded independently.

[1]  Corporate represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

[2]  Operating costs is defined as cost of sales excluding amortisation and depreciation. Operating profit is defined as revenue minus operating costs.

[3]  Net other costs consists of (loss)/gain on financial instruments; (loss)/gain on foreign exchange differences; other income and other costs as detailed in the income statement. Corporate net other costs includes the share of results of equity-accounted investees after taxation as detailed on the income statement.

[4]  Non-recurring items consists of impairment; reversal of impairment; profit on disposal of property, plant and equipment; loss on loss of control of subsidiary; transaction costs and restructuring costs as detailed in the income statement.

3.	REVENUE

Accounting policy

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured.

Revenue arising from gold sales is recognised at the fair value of the consideration received or receivable, once the significant risks and rewards of ownership have passed to the buyer. These criteria are typically met when the gold is delivered to the refinery. The price of gold is determined by market forces.

Figures in million – SA rand	2014	2013	2012
Revenue from mining activities	21,780.5	19,331.2	16,553.5
Total revenue	21,780.5	19,331.2	16,553.5

184	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	COST OF SALES

Accounting policy

The following accounting policies relates to costs that are included in cost of sales:

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be reliably estimated.

Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

Contributions to defined contribution funds are expensed as incurred.

Figures in million – SA rand	2014	2013	2012

Salaries and wages	(6,664.9)	(6,155.9)	(5,790.8)

Consumable stores	(3,480.4)	(2,720.7)	(2,576.2)

Utilities	(2,753.3)	(2,315.4)	(2,115.2)

Mine contracts	(1,136.4)	(928.2)	(936.5)

Other	(2,402.9)	(1,736.1)	(1,533.0)

Ore reserve development costs capitalised [1]	2,126.5	1,883.0	2,127.9

Operating costs	(14,311.4)	(11,973.3)	(10,823.8)

Amortisation and depreciation	(3,254.7)	(3,103.9)	(2,362.8)

Total cost of sales	(17,566.1)	(15,077.2)	(13,186.6)

1	Ore Reserve Development (ORD) costs are capitalised and amortised over the period that the Group expects to consume the economic benefits relating to the ORD. ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes.

All employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R558.5 million (2013: R548.6 million and 2012: R514.7 million).

5.	INVESTMENT INCOME

Accounting policy

Investment income comprises interest income on funds invested; unwinding of the financial guarantee asset and dividend income from listed and unlisted investments.

Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective interest method over the period to maturity.

Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

Figures in million – SA rand	2014	2013	2012

Interest income on:

Environmental rehabilitation obligation funds	98.5	84.7	70.2

Cash balances	68.5	63.3	35.3

Financial guarantee asset	15.0	12.3	–

Loan to Rand Refinery (refer to note 19)	1.2	–	–

Total investment income	183.2	160.3	105.5

Sibanye Gold Integrated Annual Report 2014	185

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

6.	FINANCE EXPENSE

Accounting policy

Finance expense comprises interest on borrowings; post-retirement healthcare obligation and environmental rehabilitation obligation offset by borrowing costs capitalised on qualifying assets.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.

Cash flows from interest paid are classified under operating activities in the statement of cash flows.

Figures in million – SA rand	2014	2013	2012

Interest charge on:

Borrowings – interest paid	(187.7)	(319.4)	(114.2)

Borrowings – unwinding of amortised cost	(43.3)	–	–

Environmental rehabilitation obligation	(161.5)	(92.7)	(57.7)

Post-retirement healthcare obligation	(1.2)	(1.3)	(2.1)

Other	(6.3)	(6.9)	(2.7)

Total finance expense	(400.0)	(420.3)	(176.7)

7.	SHARE-BASED PAYMENTS

Significant accounting judgements and estimates

Equity-settled share-based payments

The Group issues equity-settled share-based payments to certain employees. These instruments are measured at fair value at grant date, using the Monte Carlo simulation valuation model, which requires assumptions regarding the estimated term of the option, share price volatility and expected dividend yield. While Sibanye’s management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. Sibanye’s options have characteristics significantly different from those of traded options and therefore fair values may also differ.

Cash-settled share-based payments

The Group also issues cash-settled share-based payments to certain employees which are valued on the same assumptions as those used for the equity-settled instruments mentioned above. In addition to the expense of these cash-settled instruments, the share-based payment obligation of these instruments is valued at the fair value of the instruments at year end. This fair value adjustment also takes into account the potential vesting percentage of the cash-settled instruments, based on the actual ranking of the Company versus the peer group at the reporting date and management’s assessment of the possibility to maintain that ranking at the vesting date.

Accounting policy

The Group operates an equity-settled compensation plan in which certain employees of the Group participate. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted.

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at the grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The grant date fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

The Group also operates a cash-settled compensation plan in which certain employees of the Group participate. The grant date fair value of the cash-settled instruments is equal to the value of the equity-settled instrument granted on the same grant date.

The grant date fair value of the cash-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment obligation. At each reporting date the obligation is remeasured to the fair value of the instrument, to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment to gain or loss on financial instrument in profit and loss.

Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled or a cash-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

186	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In terms of the previously existing Gold Fields Share Plans, all Gold Fields shares vested pro rata (no fault termination rules applied) to Sibanye Gold employees following the unbundling of Sibanye. The proportionate unvested options under the Gold Fields Share Plans on date of unbundling were replaced with Sibanye instruments to the equivalent value, under the Sibanye Gold 2013 Share Plan (SGL Share Plan).

Figures in million – SA rand	2014	2013	2012

(a) Sibanye Gold Limited 2013 Share Plan

Performance shares	(147.7)	(154.3)	–

Bonus shares	(28.1)	(17.8)	–

(b) Sibanye Gold Limited Phantom Share Scheme

Performance shares	(138.7)	(41.9)	–

Bonus shares	(96.7)	(48.2)	–

Phantom share dividends	(6.7)	(2.3)	–

(c) Gold Fields Limited 2012 Share Plan

Performance shares	–	(13.1)	(62.3)

Bonus shares	–	(2.9)	(40.6)

(d) Gold Fields Limited 2005 Share Plan

Performance vesting restricted shares	–	(23.1)	(146.7)

Performance allocated share appreciation rights	–	(2.2)	(13.9)
Total share-based payments	(417.9)	(305.8)	(263.5)

(a)	Sibanye Gold Limited 2013 Share Plan

On 21 November 2012 the shareholder of Sibanye approved the adoption of the SGL Share Plan with effect from the date of listing. The SGL Share Plan provides for two methods of participation, namely the Performance Share (PS) Method and the Bonus Share (BS) Method. This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the shareholders.

The Remuneration Committee makes an annual conditional award of shares to the CEO, CFO, SVPs and Vice Presidents (VPs). The number of PS awarded to an employee is based on the employee’s annual guaranteed pay, grade and performance. The actual number of PS which vest is determined by Sibanye’s share price performance measured against the performance of a peer group, being Harmony Gold Mining Company Limited (Harmony), Pan African Resources PLC and Gold One International Limited (Gold One) (subsequently delisted), over a performance period of three years. This peer group is determined and approved by the Remuneration Committee. The PS, which vest, are based on the relative change in the Sibanye share price compared to the respective share prices of the individual companies within the peer group and with discretion allowed due to the small sample size. For any PS award to be settled to executives, an internal company performance target is required to be met before the external relative measure is applied. The target performance criterion is set at 85% of Sibanye’s expected gold production over the three-year measurement period as set out in the business plans of Sibanye as approved by the Board. Only once the internal measure has been achieved, will the external measure (Sibanye’s share price performance measured against the abovementioned peer group) be applied to determine the scale of the vesting of awards of PS.

The Committee makes an annual conditional award of shares to each executive director and senior executive. The size of the award depends on the individual’s annual cash bonus, which is determined by actual performance against predetermined targets. Restricted BS are allocated on the ratio of two-thirds of an individual’s annual bonus. The BS vest in two equal parts at nine months and 18 months after the award date. Dividends are payable on the BS during the holding period.

  Details of the options granted under this plan to employees are detailed below:

Performance shares (PS)				Bonus Shares (BS)
2012	2013	2014	Number of instruments	2014	2013	2012

		28,083,703	Outstanding at beginning of the year	1,135,455

			Movement during the year:

–	28,568,317	–	Granted to replace Gold Fields Share Plans	–	702,915	–

–	4,118,870	2,953,057	Granted during the year	1,275,979	1,135,455	–

–	(1,523,111)	(5,567,771)	Exercised and released	(1,672,579)	(638,086)	–

–	(3,080,373)	(2,179,727)	Forfeited	(143,843)	(64,829)	–

–	28,083,703	23,289,262	Outstanding at end of the year	595,012	1,135,455	–

Sibanye Gold Integrated Annual Report 2014	187

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

7.	SHARE-BASED PAYMENTS (continued)

The fair value of the above PS equity instruments granted during the year were valued using the Monte Carlo Simulation model. For the BS equity instruments, a future trading model is used to estimate the loss in value to the holders of bonus shares due to trading restrictions. The actual valuation is developed using a Monte Carlo analysis of the future share price of Sibanye.

The inputs to the models for options granted during the year were as follows:

Performance shares (PS)				MONTE CARLO SIMULATION	Bonus Shares (BS)
2012	2013	2014			2014	2013	2012
–	64.6%	56.4%	—	weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	56.4%	64.6%	–

–	3	3	—	expected term (years)	n/a	n/a	–

–	n/a	n/a	—	expected term (months)	9 – 18	9 – 18	–

–	2.5%	4.7%	—	expected dividend yield	4.7%	2.5%	–

	6.0%	5.7%	—	weighted average three-year risk-free interest rate (based on SA interest rates)	5.7%	6.0%	–

–	n/a	n/a	—	marketability discount	2.2%	3.0%	–

–	12.55	38.61	—	weighted average fair value	24.94	12.57	–

The compensation cost of awards that were issued to replace the historical instruments issued by Gold Fields will mirror the costs that would have been expensed in future periods under the Gold Fields Limited Share Plans had they still been in place.

The compensation cost related to awards not yet recognised under the plan at 31 December 2014 amounts to R129.2 million and is to be spread over three years.

At the Annual General Meeting (AGM) the directors of Sibanye were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 70,619,126 of the total issued ordinary shares capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 7,061,913 (1%) of the Company’s total issued ordinary share capital. The unexercised options and shares under all plans represented 24,479,286 (2.7%) of the total issued ordinary share capital of Sibanye at 31 December 2014.

(b)	Sibanye Gold Limited Phantom Share Scheme

On 14 May 2013 Sibanye’s Remuneration Committee limited the issuance of share options for the 2013 allocation under the SGL Share Plan to senior management only. Middle and certain senior management, who previously participated in the equity-settled share option scheme, now participate in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (the SGL Phantom Scheme). Notwithstanding that the SGL Phantom Scheme is not subject to compliance with the JSE Listings Requirements as it is a purely cash-settled remuneration scheme, the SGL Share Plan rules apply, in all material aspects, to the SGL Phantom Scheme, other than the issue of new shares to participants.

Details of the phantom shares granted under this scheme to employees are detailed below:

Performance shares (PS)				Bonus Shares (BS)
2012	2013	2014	Number of instruments	2014	2013	2012
–	–	16,429,766	Outstanding at beginning of the year	6,529,404	–	–

			Movement during the year:

–	17,539,440	7,119,727	Granted during the year	3,604,577	7,002,146	–

–	(55,393)	(125,932)	Vested and paid	(8,076,789)	(68,007)	–

–	(1,054,281)	(1,210,934)	Forfeited	(325,930)	(404,735)	–
–	16,429,766	22,212,627	Outstanding at end of the year	1,731,262	6,529,404	–

The grant date fair value of the above PS and BS cash-settled instruments granted during the year were valued using the Monte Carlo Simulation model and a future trading model, respectively, as with the equity settled instruments above. As the cash and equity instruments are issued on the same day the grant date fair value assumptions of the cash-settled instruments is the same as for the equity-settled instruments as tabled in (a).

The fair value of the cash-settled instruments at reporting date, used to value the share-based payment obligation, is determined using the same assumptions as for the grant date valuation. However, the respective models take into account the actual share data of the peer group for the period from the grant date to the reporting date.

The compensation cost related to awards not yet recognised under the scheme at 31 December 2014 amounts to R298.0 million and is to be spread over 26 months.

188	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Sibanye Gold Limited Phantom Share Scheme (continued)

Reconciliation of the Share-based payment obligation:

Figures in million – SA rand	2014	2013	2012

Balance at beginning of the year	121.4	–	–

Share-based payments expensed	242.1	92.5	–

Fair value adjustment of obligation [1]	202.3	32.8	–

Payments made [2]	(166.6)	(3.9)	–
Balance at end of the year	399.2	121.4	–

Reconciliation of the non-current and current portion of the share-based payments obligation:

Share-based payment obligations	378.4	76.2	–

Current portion of share-based payment obligations	20.8	45.2	–
Total share-based payments obligation	399.2	121.4	–

[1] The fair value adjustment at reporting date is included in (loss)/gain on financial instruments in the income statement and not as part of share-based payment expense.

[2] Payments made during the year relates to the proportionate vesting of shares to employees that have left the Group in good faith. BS options under the SGL Share Plan are issued on grant date and thus get paid dividends when the Company declares a dividend. Similarly the BS holders under the SGL Phantom Scheme received share-based payments to the equivalent of dividends paid, which were also paid during the year.

(c)	Gold Fields Limited 2012 Share Plan

At the Gold Fields annual general meeting on 14 May 2012 Gold Fields shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan (the 2012 Plan) to replace the Gold Fields Limited 2005 Share Plan. The 2012 Plan provided for two methods of participation, namely the PS Method and the BS Method. This plan sought to attract, retain, motivate and reward participating employees on a basis which aims to align the interests of such employees with those of the Gold Fields share owners.

As a result of the unbundling all unvested options on the date of the unbundling were converted to instruments under the SGL Share Plan as described in (a). Sibanye employees had to exercise all options that vested proportionately up to the date of unbundling.

Details of the options granted under this scheme to Sibanye employees are detailed below:

Performance shares (PS)				Bonus Shares (BS)
2012	2013	2014	Number of instruments	2014	2013	2012

–	1,537,383	–	Outstanding at beginning of the year	–	256,451	–

			Movement during the year:

1,638,684	312,546	–	Granted during the year	–	–	489,748

–	(496,303)	–	Exercised and released	–	(137,265)	(216,715)

(73,889)	–	–	Forfeited	–	–	(16,582)

(27,412)	(77,386)	–	Transferred within the Gold Fields group	–	(31,337)	–

–	(1,276,240)	–	Converted to Sibanye options	–	(87,849)	–
1,537,383	–	–	Outstanding at end of the year	–	–	256,451

The shares that were granted during 2013 were as a result of the unbundling and took into account the current share prices and vesting percentage at the date of unbundling. The valuation was not done according to the Monte Carlo Simulation as in 2012 for options granted in the ordinary course of business.

The fair value of the above PS equity instruments granted during the year ended 31 December 2012 were valued using the Monte Carlo Simulation model. For the BS equity instruments a future trading model was used to estimate the loss in value to the holders of BS due to trading restrictions. The actual valuation was developed using a Monte Carlo analysis of the future share price of Gold Fields at that time.

Sibanye Gold Integrated Annual Report 2014	189

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

7.	SHARE-BASED PAYMENTS (continued)

The inputs to the models for options granted during the year were as follows:

Performance shares (PS)				MONTE CARLO SIMULATION	Bonus Shares (BS)
2012	2013	2014			2014	2013	2012

36.4%	–	–	—	weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	–	–	29.4%

3.0	–	–	—	expected term (years)	–	–	n/a

n/a	–	–	—	expected term (months)	–	–	9 – 18

1.6%	–	–	—	historical dividend yield	–	–	2.7%

			—	weighted average three-year risk-free interest rate (based on US interest rates)

0.7%	–	–			–	–	n/a

			—	weighted average three-year risk-free interest rate (based on SA interest rates)

n/a	–	–			–	–	5.5%

n/a	–	–	—	marketability discount	–	–	1.5%

162.31	–	–	—	weighted average fair value	–	–	115.74

(d)	Gold Fields Limited 2005 Share Plan

At the Gold Fields annual general meeting on 17 November 2005 shareholders approved the adoption of the Gold Fields Limited 2005 Share Plan (the 2005 Plan) to replace the GF Management Incentive Scheme approved in 1999. The 2005 plan provided for two methods of participation, namely the Performance Allocated Share Appreciation Rights (SARS) Method and the Performance Vesting Restricted Share (PVRS) Method. This plan sought to attract, retain, motivate and reward participating employees on a basis which aimed to align the interests of such employees with those of the Gold Fields share owners. No further allocations of options under this plan were made due to the introduction of the 2012 Plan.

As a result of the unbundling all unvested options on the date of the unbundling were converted to instruments under the SGL Share Plan as described in (a). Sibanye employees had to exercise all options that vested proportionately up to the date of unbundling.

The following information details the options granted under this scheme to Sibanye employees:

31 December 2012				31 December 2013
Number of instruments		Average		Number of instruments		Average
		instrument				instrument
PVRS	SARS	price (rps)		PVRS	SARS	price (rps)

3,290,075	1,211,778	107.79	Outstanding at the beginning of the year	2,230,586	921,506	106.82

			Movement during the year:

–	–	–	Granted during the year	466,253	171,643	106.82

(829,266)	(70,119)	105.98	Exercised and released	(2,153,455)	(484,908)	106.82

(213,581)	(131,068)	116.62	Forfeited

(16,642)	(89,085)	106.21	Transferred within the Gold Fields group	(2,605)	(4,077)	106.82

–	–	–	Converted to Sibanye options	(540,779)	(604,164)	106.82

2,230,586	921,506	106.82	Outstanding at end of the year	–	–	–

190	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	OTHER INCOME

Accounting policy Revenue from services is recognised over the period the services are rendered and is accrued in the consolidated financial statements.

The service entities that form part of Corporate in the segment report (refer to note 2) mainly provide services to the mines. These service costs to the mines are included in the cost of sales of the Group.

Some of the service entities provide services to related parties or third parties and are classified as other income. These services can be categorised as below:

Figures in million – SA rand	2014	2013	2012

Administration services [1]	23.4	33.2	69.6

Security services [2]	41.2	34.2	29.0

Training services [3]	40.5	30.0	27.0

Medical services [4]	50.8	121.9	121.6

Total service revenue [5]	155.9	219.3	247.2

[1] Shared Services provides administration services to the Group, certain members of the public and historically to certain entities of the Gold Fields group (refer to note 44 for further details of these related party transactions). Shared Services acts as a service provider on behalf of the companies of the Group in facilitating the acquisition of consumables, paying creditors, collecting debtors and payroll payments. All cost paid on behalf of a group company are immediately recovered from the applicable entity with an administration fee.

[2] Sibanye Gold Protection Services Proprietary Limited provides security services to the Group, certain members of the public and historically to certain entities of the Gold Fields group (refer to note 44 for further details of these related party transactions).

[3] Sibanye Gold Academy Proprietary Limited provides training services to the Group, certain members of the public and historically to certain entities of the Gold Fields group (refer to note 44 for further details of these related party transactions).

[4] St Helena Hospital Proprietary Limited (FS Hospital) and M Janse van Rensburg Proprietary Limited (Pharmacies) and Leslie Williams Private Hospital (WW Hospital), a division of Sibanye, provides health services to the Group, certain members of the public and historically to certain entities of the Gold Fields group (refer to note 44 for further details of these related party transactions). The Pharmacies provide medical supplies to the FS hospital, WW Hospital and the general public.

[5] The cost of sales related to the services revenue is included in other costs as disclosed in the income statement.

9.	IMPAIRMENTS

Figures in million – SA rand	2014	2013	2012
Impairment of property, plant and equipment [1]	(155.5)	(821.0)	–
Impairment of investment in equity accounted investee [2]	(119.6)	–	–
Total impairment	(275.1)	(821.0)	–
[1] Refer to note 13 for details relating to the impairment of the Python Plant at Kloof. [2] Refer to note 19 for details relating to the impairment of the investment in Rand Refinery.

10.	ROYALTIES, AND MINING AND INCOME TAXATION

Significant accounting judgements and estimates

The Group is subject to income taxes in South Africa. Significant judgement is required in determining the liability for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

The mining operations are taxed on a variable rate that increases as the profitability of the operation increases. The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when the temporary differences will reverse based on tax rates and laws that have been enacted or substantively enacted at the reporting date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year. Calculating the future profitability of the operations is inherently uncertain and could materially change over time.

Additionally, future changes in tax laws in South Africa could limit the ability of the Group to obtain tax deductions in future periods.

Sibanye Gold Integrated Annual Report 2014	191

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

10.	ROYALTIES, AND MINING AND INCOME TAXATION (continued)

Accounting policy

Income taxation comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Deferred taxation is provided on temporary differences existing at each reporting date between the tax values of assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation.

Deferred tax is not recognised for:

—	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
—

temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

—	taxable temporary differences arising on the initial recognition of goodwill.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation of property, plant and equipment, provisions, unutilised capital allowances and tax losses carried forward.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or unutilised capital allowances can be recovered. Deferred tax assets are reviewed at each reporting date and are adjusted if recovery is no longer probable.

No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies.

10.1	ROYALTIES

The Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act) imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of mining revenue has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2014 was approximately 2.0% of mining revenue (2013: 2.1% and 2012: 1.7%).

Figures in million – SA rand	2014	2013	2012
Current year charge	(430.5)	(414.6)	(282.1)
Total royalties	(430.5)	(414.6)	(282.1)

192	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.2	MINING AND INCOME TAXATION

The components of mining and income taxation are the following:

Figures in million – SA rand	2014	2013	2012

Mining tax	(847.9)	(771.0)	(428.3)

Non-mining tax	(24.8)	(27.7)	(8.1)

Company and capital gain tax	(6.5)	(12.7)	(22.8)

Prior year adjustment current tax	–	1.6	(15.6)

Total current taxation	(879.2)	(809.8)	(474.8)

Deferred tax	51.1	553.6	839.8

Total mining and income tax	(828.1)	(256.2)	365.0

Reconciliation of the Group’s income tax to the maximum South African statutory mining tax rate of 34.0% (2013: 34% and 2012: 34%):
Figures in million – SA rand	2014	2013	2012

South African statutory tax rates

Mining tax [1]	Y=34-170/X	Y=34-170/X	Y=34-170/X

Non-mining tax [2]	28.0%	28.0%	35.0%

Company tax rate	28.0%	28.0%	28.0%

Tax on profit before taxation at maximum South African statutory mining tax rate	(793.9)	(664.5)	(889.2)

South African mining tax formula rate adjustment	340.2	329.6	282.4

Rate adjustment to reflect the company tax rate of 28%	(10.4)	(63.7)	16.6

Non-deductible share-based payments	(59.8)	(72.6)	(89.6)

Non-taxable share of results of equity-accounted investees	(160.0)	17.5	31.7

Non-deductible impairments	(40.7)	–	–

Net other non-taxable income and non-deductible expenditure	(23.0)	(16.1)	9.6

Assessed losses not recognised	(80.5)	–	–

Deferred tax release on reduction of rate [3,4]	–	213.6	1,003.5

Income and mining tax expense	(828.1)	(256.2)	365.0

[1]	Mining tax is determined according to a formula which takes into account the profit and revenue attributable to mining operations. Mining taxable income is determined after the deduction of all mining capital expenditure, with the provision that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating mining taxation. In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.
[2]	Non-mining income consists primarily of interest income and guarantee fee received (refer to note 22.1).
[3]	The change in the estimated long term deferred tax rate during 2013, as a result of applying the mining tax formula as described in footnote 1, at which the temporary differences will reverse amounted to a tax credit of R213.6 million during the year ended 31 December 2013.
[4]	During the budget speech in February 2012, the minister of finance announced that Secondary Tax on Companies (STC) would be abolished resulting in the abolishment of the STC inclusive mining tax formula. The result was that there is now only one mining tax formula, which resulted in a deferred tax credit of R1 003.5 million during the year ended 31 December 2012.

11.	EARNINGS PER SHARE

Accounting policy

Earnings per share (EPS) is calculated based on the profit attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the period. A diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.

11.1	BASIC EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

Weighted average number of shares	2014	2013	2012

Ordinary shares in issue (‘000)	898,840	735,079	1

Adjustment for weighting of ordinary shares in issue (‘000)	(62,904)	(84,458)	–

Weighted average number of shares (‘000)	835,936	650,621	1

Profit attributable to owners of Sibanye (million)	1,551.5	1,692.4	2,979.6

Basic earnings per share – cents	186	260	297,960,000

Sibanye Gold Integrated Annual Report 2014	193

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

11.	EARNINGS PER SHARE (continued)
11.2	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the diluted weighted average number of ordinary shares in issue during the year.

Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share options granted to employees under the share option schemes referred to in note 7.

Weighted average number of shares	2014	2013	2012

Weighted average number of shares (‘000)	835,936	650,621	1

Potential ordinary shares (‘000)	18,791	13,667	–

Diluted weighted average number of shares (‘000)	854,727	664,288	1

Diluted basic earnings per share – cents	182	255	297,960,000

11.3	HEADLINE EARNINGS PER SHARE

Headline earnings per share is calculated by dividing the headline earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

Reconciliation of profit attributable to owners of Sibanye to headline earnings:

Figures in million – SA rand	Net of tax	Gross

31 December 2014

Profit attributable to owners of Sibanye	1,551.5

Profit on disposal of property, plant and equipment	(6.8)	(9.5)

Impairment	233.1	275.1

Reversal of impairment	(360.3)	(474.1)

Headline earnings	1,417.5

Headline EPS – cents	170

31 December 2013

Profit attributable to owners of Sibanye	1,692.4

Profit on disposal of property, plant and equipment	(3.9)	(5.5)

Impairment	591.1	821.0

Loss on loss of control of subsidiary	30.2	30.2

Headline earnings	2,309.8

Headline EPS – cents	355

Reconciliation of profit attributable to owners of Sibanye to headline earnings:
Figures in million – SA rand	Net of tax	Gross

31 December 2012

Reconciliation of profit attributable to owners of Sibanye to headline earnings:

Profit attributable to owners of Sibanye	2,979.6

Profit on disposal of property, plant and equipment	(1.7)	(2.4)

Headline earnings	2,977.9

Headline EPS – cents	297,790,000

11.4	DILUTED HEADLINE EARNINGS PER SHARE

Diluted headline earnings per share is calculated by dividing the headline earnings attributable to ordinary shareholders by the diluted weighted average number of ordinary shares in issue during the year.

	2014	2013	2012

Diluted headline EPS – cents	166	348	297,790,000

194	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	DIVIDENDS

Accounting policy Dividends are recognised only when such dividends are declared. Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

On 19 February 2015 a final dividend in respect of the financial period ended 31 December 2014 of 62 cents per share was approved by the Board and payable on 23 March 2015. This dividend is not reflected in these financial statements. The final dividend will be subject to Dividend Withholding Tax.

Figures in million – SA rand	2014	2013	2012

Pre-unbundling dividend paid to Sibanye’s then only shareholder, Gold Fields	–	–	731.3

Dividend declared and paid	1,005.2	271.9	–

Dividend per share – cents	125	37	73,130,000

The dividend declared and paid relates to the final dividend of 75 SA cents per share or R555.2 million in respect of the year end 31 December 2013 declared 19 February 2014, and the interim dividend of 50 SA cents per share or R448.8 million in respect of the six months ended 30 June 2014 declared on 30 August 2014.

13.	PROPERTY, PLANT AND EQUIPMENT

Significant accounting judgements and estimates

Carrying value of property, plant and equipment

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable Mineral Reserves.

Mobile and other equipment are depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable Mineral Reserves.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Mineral Reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating Mineral Reserves.

These factors could include:

—  Changes in proved and probable Mineral Reserves;

—  Differences between actual commodity prices and commodity price assumptions;

—  Unforeseen operational issues at mine sites;

—  Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

—  Changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the Group estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use and fair value less costs to sell of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Mineral Reserves estimates

Mineral Reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s properties. In order to calculate the Reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and grade of the Mineral Reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Sibanye Gold Integrated Annual Report 2014	195

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

The Group is required to determine and report, inter alia, on the Mineral Reserves in accordance with the South African Mineral Resource Committee (SAMREC) code.

Estimates of Mineral Reserves may change from period to period due to the change in economic assumptions used to estimate Mineral Reserves and due to additional geological data becoming available during the course of operations. Changes in reported proven and probable Reserves may affect the Group’s financial results and position in a number of ways, including the following:

—  Asset carrying values may be affected due to changes in estimated cash flows;

—  Depreciation and amortisation charges to the income statement may change as these are calculated on the units-of production method, or where the useful lives of assets change;

—  Decommissioning site restoration and environmental provisions may change where changes in ore Reserves affect expectations about the timing or cost of these activities; and

—  The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Pre-production

The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

—  the level of capital expenditure compared to the construction cost estimates;

—  ability to produce metal in saleable form (within specifications); and

—  ability to sustain commercial levels of production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or ore reserve development.

Accounting policy

Mineral and surface rights

Mineral and surface rights are recorded at cost less accumulated amortisation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the carrying amount has exceeded its recoverable amount, impairment is recognised in the income statement in the year that such determination is made.

Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.

These costs which include the purchase price of assets used in the construction of the mine, expenditure incurred to evaluate and develop new ore bodies, to define mineralisation in existing ore bodies and to establish or expand productive capacity, are capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of ore bodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the Group is limited to the time span of the respective mining leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

Land

Land is shown at cost and is not depreciated.

Other assets

Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights, land and all the assets of the non-mining operations.

Amortisation and depreciation of mining assets

Amortisation and depreciation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this, the following calculation methods are used:

—  Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable Mineral Reserves above infrastructure.

—  Proved and probable Mineral Reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

—  Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

196	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting policy (continued)

Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:

—  Vehicles 20%

—  Computers 33.3%

—  Furniture and equipment 10%

The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.

Impairment

Recoverability of the carrying values of long-term assets or cash-generating units (CGU) of the Group are reviewed whenever events or changes in circumstances indicate that such carrying value may not be recoverable. To determine whether a long-term asset or CGU may be impaired, the higher of value in use (defined as: the present value of future cash flows expected to be derived from an asset or CGU) or fair value less costs to sell (defined as: the price that would be received to sell an asset in an orderly transaction between market participants at the measured rate, less the costs of disposal) is compared to the carrying value of the asset/unit.

A CGU is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.

Impairment losses are recognised in profit and loss. Impairment recognised in respect of a CGU is allocated to the individual assets in the CGU.

When any infrastructure is closed down or placed on care and maintenance during the year, any carrying value attributable to that infrastructure is impaired. Expenditure incurred on care and maintenance is recognised in profit and loss.

When the review of the events or changes in circumstances of an asset or CGU that was previously impaired indicate that such historical carrying value is recoverable, the impairment is reversed. The impairment is only reversed to such an amount that the new carrying amount does not exceed the historical carrying amount. Reversal of impairment losses are recognised in profit and loss. Reversal of impairment recognised in respect of a CGU is allocated to the individual assets in the CGU.

Gain or loss on disposal

Any gain or loss on disposal on an item of property plant and equipment (calculated as the net proceeds from disposal and the carrying amount of the item) is recognised in profit and loss.

Mining exploration

Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration farm-in projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

Sibanye Gold Integrated Annual Report 2014	197

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

13.	PROPERTY, PLANT AND EQUIPMENT (continued)

Figures in million – SA rand	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation
31 December 2014

Cost

Balance at beginning of the year	43,970.8	42,606.8	1,364.0

Additions	3,250.8	3,249.7	1.1

Change in estimates of rehabilitation assets	131.5	–	131.5

Disposals	(68.1)	(66.1)	(2.0)

Assets acquired on acquisition of subsidiaries (refer to note 14, 15 and 16)	7,119.9	3,110.0	4,009.9
Balance at end of the year	54,404.9	48,900.4	5,504.5
Accumulated depreciation and impairment losses

Balance at beginning of the year	28,819.8	27,942.0	877.8

Amortisation and depreciation	3,254.7	3,054.0	200.7

Impairment	155.5	155.5	–

Reversal of impairment	(474.1)	(448.1)	(26.0)

Disposals	(55.0)	(53.2)	(1.8)
Balance at end of the year	31,700.9	30,650.2	1,050.7

Carrying value at end of the year	22,704.0	18,320.0	4,384.0

Impairment

The Python processing plant was decommissioned in July 2014 due to process design flaws. As a result a decision was taken to impair the entire carrying value of the Python plant by R155.5 million.

Reversal of impairment at Beatrix West

During the six months ended 30 June 2013 the mining assets of Beatrix West Section was impaired by R821.0 million due to a fire during February 2013 which affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. In addition management entered into a section 189 consultation with affected stakeholders, agreeing that ore reserve development would largely be suspended and that the remaining ore reserves would be mined to completion.

Due to the positive results of the restructured Beatrix West Section it returned to profitability and as a result a decision was taken to reverse the impairment recorded during the six months ended 30 June 2013. This resulted in a R474.1 million reversal of impairment to the historical carrying value less depreciation subsequent to 30 June 2013.

The reversal was based on the estimated fair value less cost to sell over the life of mine. The fair value was calculated based on expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Security

Refer to note 30(a) for further details relating to assets pledged as security under the R4.5 billion Facilities. The Burnstone Debt is fully secured against the assets of Burnstone and there is no recourse to the Sibanye Group.

198	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Figures in million – SA rand	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation
31 December 2013

Cost

Balance at beginning of the year	41,362.3	39,837.7	1,524.6

Additions	2,901.5	2,901.5	–

Change in estimates of rehabilitation assets	(160.6)	–	(160.6)

Disposals	(15.2)	(15.2)	–

Loss of control of subsidiary	(117.2)	(117.2)	–
Balance at end of the year	43,970.8	42,606.8	1,364.0
Accumulated depreciation and impairment losses

Balance at beginning of the year	24,986.2	24,238.0	748.2

Amortisation and depreciation	3,103.9	3,018.7	85.2

Impairment	821.0	776.6	44.4

Disposals	(13.8)	(13.8)	–

Loss of control of subsidiary	(77.5)	(77.5)	–
Balance at end of the year	28,819.8	27,942.0	877.8

Carrying value at end of the year	15,151.0	14,664.8	486.2

Impairment

An underground fire during February 2013 at Beatrix West section affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. As a result a decision was taken during the six months ended 30 June 2013 to impair Beatrix West section’s mining assets by R821.0 million. This impairment was based on cash flow projections for the remainder of the life of mine.

Management’s decision to impair all of the assets of Beatrix West Section, excluding plant, was taken based on the fact that negative cash flows were projected using an average gold price of R425 000/kg.

Figures in million – SA rand	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation
31 December 2012

Cost

Balance at beginning of the year	37,988.0	36,727.7	1,260.3

Additions	3,106.9	3,106.9	–

Change in estimates of rehabilitation assets	264.3	–	264.3

Disposals	(8.6)	(8.6)	–

Other	11.7	11.7	–
Balance at end of the year	41,362.3	39,837.7	1,524.6
Accumulated depreciation and impairment losses

Balance at beginning of the year	22,629.2	21,914.6	714.6

Amortisation and depreciation	2,362.8	2,329.2	33.6

Disposals	(5.8)	(5.8)	–
Balance at end of the year	24,986.2	24,238.0	748.2

Carrying value at end of the year	16,376.1	15,599.7	776.4

Sibanye Gold Integrated Annual Report 2014	199

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

14.	COOKE ACQUISITION

  Accounting policy

  Business combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity, plus or minus changes in the portion interest of the equity of the subsidiary not attributable, directly or indirectly, to Sibanye shareholders

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit and loss.

On 15 May 2014 all conditions precedent to the acquisition of Gold One’s 76% shareholding in, and the Gold One Group claims against, Newshelf 1114 were fulfilled. Newshelf 1114 holds a 100% shareholding in Rand Uranium and Ezulwini, the activities of these companies include the Cooke Operations.

On completion of the Newshelf 1114 black economic empowerment (BEE) structure, Sibanye will have a 74% interest in Newshelf 1114. The current balance of 24% not owned by Sibanye forms part of the Newshelf 1114 BEE structure. Non-controlling interest takes into account any portion of the equity of Newshelf 1114 which is indirectly attributable to the shareholders of Sibanye as a result of funding provided by Sibanye, which currently constitutes an original 24% transaction with The Rand Uranium Partnership (a partnership en commandite). The negotiated Newshelf 1114 BEE structure will also include an additional 2% to be issued to an Employees Trust Fund of which the financing mechanism is still being finalised. Once finalised Sibanye will issue the 26 shares at R2 million per share as agreed with all stakeholders.

As consideration for the acquisition of the Cooke Operations, Sibanye issued 156,894,754 new Sibanye ordinary shares at R28.61, representing 17% of Sibanye’s issued share capital, on a fully diluted basis to Gold One.

The acquisition is forecast to be earnings accretive, will increase Sibanye’s annual gold production, and enhance existing operational flexibility, by leveraging Sibanye’s existing assets in the West Wits region. The transaction will also facilitate the optimal development of the West Rand Tailings Retreatment Project (WRTRP), enhancing the return on investment from Sibanye’s surface processing facilities and reducing a future environmental liability.

For the seven months ended 31 December 2014, Cooke contributed revenue of R1,882.0 million and a loss of R187.8 million to the Group’s results.

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred:

Figures in million – SA rand
Equity instruments (156,894,754 ordinary shares)	4,488.8

Loans advanced pre-acquisition	161.2
Total consideration transferred	4,650.0

Acquisition related costs

The Group incurred acquisition related costs of R81.5 million on advisory and legal fees. These costs are recognised as transaction costs in profit and loss.

200	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Identified assets acquired and liabilities assumed

The following table summarises the fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million – SA rand
Property, plant and equipment	5,556.4

Environmental rehabilitation obligation funds	341.7

Inventories	77.6

Trade and other receivables	156.8

Cash and cash equivalents	31.8

Deferred taxation	(169.2)

Borrowings	(696.2)

Environmental rehabilitation obligation	(501.8)

Trade and other payables	(486.2)

Taxation and royalties payable	(1.4)
Total identifiable net assets acquired	4,309.5

The fair value of assets and liabilities excluding property plant and equipment approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected gold reserves and costs to extract the gold discounted at a nominal discount rate of 12.2% and a gold price of R440,000/kg.

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures in million – SA rand
Consideration transferred	4,650.0

Fair value of identifiable net assets	(4,309.5)

Non-controlling interest in their proportionate interest in the recognised amounts of the assets and liabilities of Cooke [1]	396.2
Goodwill	736.7

[1]	The amount recognised as non-controlling interest represents the BEE consortium’s proportionate share of the net assets at acquisition date of Newshelf 1114 after considering the loan amount due and payable to Sibanye.

Refer to note 17 on the allocation and impairment testing of goodwill.

15.	WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED ACQUISITION

Sibanye announced on 11 December 2013 that it had offered to acquire the entire issued share capital of Wits Gold for a cash consideration of R11.55 per Wits Gold share. The transaction was subject to the fulfilment of various conditions precedent which were completed on 14 April 2014.

Sibanye was required to deposit the full Scheme Consideration into an escrow account to comply with regulations 111(4) and 111(5) of the Companies Act Regulations, 2011. As at 31 December 2013, R410.0 million was held in the escrow account and formed part of the Group’s cash and cash equivalents balance as reported at 31 December 2013.

On 13 March 2014, at the Wits Gold shareholders meeting, the shareholders of Wits Gold approved the proposed transaction by voting in favour of the various resolutions to give effect to the transaction.

On 14 April 2014, Sibanye paid R400.5 million to the Wits Gold shareholders and obtained control (100%) of Wits Gold. Wits Gold is not a business as defined in IFRS and thus the acquisition is considered to be outside the scope of IFRS 3 Business Combinations.

The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Transaction related expenses of R14.8 million have been capitalised.

During the eight months ended 31 December 2014 Wits Gold contributed a loss of R30.0 million. The majority of the loss consisted of the Burnstone gold mine (Burnstone) acquisition related costs.

Sibanye Gold Integrated Annual Report 2014	201

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

15.	WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED ACQUISITION (continued)

The consideration paid and the assets acquired and liabilities assumed at the acquisition date are as follows:

Figures in million – SA rand
Cash	415.3
Total consideration paid	415.3
Property, plant and equipment	472.7

Trade and other receivables	1.7

Cash and cash equivalents	5.6

Borrowings	(40.0)

Trade and other payables	(24.7)
Total identifiable net assets acquired	415.3

16.	BURNSTONE ACQUISITION

Accounting policy Business combinations Refer to the accounting policy in note 14.

On 5 July 2013 Wits Gold announced to its shareholders that it had submitted a final binding offer (the Offer) to Mr Peter van den Steen, the business rescue practitioner of SGEO (previously Southgold Exploration Proprietary Limited), to acquire SGEO, the sole owner of Burnstone located in South Africa’s Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of SGEO on 11 July 2013.

All the outstanding conditions precedent were met on 1 July 2014, and Sibanye, through its subsidiary Wits Gold, took control (100%) of Burnstone from this date, also the date on which SGEO came out of business rescue. Sibanye acquired all of the issued shares of SGEO together with all shareholder and inter-group loans against SGEO for a purchase consideration of R100.00. Wits Gold was required to fund R77.4 million for the settlement of all outstanding creditors of SGEO.

In addition Wits Gold has to fund up to R950 million by means of a loan (Wits Gold Loan), over time, as working capital to support the production plan. The Wits Gold Loan will attract interest at the Johannesburg Interbank Agreed Rate (JIBAR) plus a margin of 4% from 1 July 2017.

The PPA has been prepared on a provisional basis in accordance with IFRS 3 pending the finalisation of SGEO’s assets acquired and liabilities assumed post the business rescue process.

If new information, obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date identifies adjustments to the below amounts, or any additional provisions that existed at acquisition date, then the accounting for the acquisition will be revised.

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred:

Figures in million – SA rand
Cash	–
Loans advanced pre-acquisition	77.4
Total consideration transferred	77.4

Acquisition related costs

The Group incurred acquisition related costs of R29.7 million on advisory and legal fees. These costs are recognised as transaction costs in profit and loss.

202	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Identified assets acquired and liabilities assumed The following table summarises the fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million – SA rand
Property, plant and equipment	1,089.7
Environmental rehabilitation obligation funds	32.4
Inventories	0.4
Trade and other receivables	27.2
Cash and cash equivalents	0.7
Borrowings	(1,007.6)
Environmental rehabilitation obligation	(42.2)
Trade and other payables	(23.2)
Total identifiable net assets acquired	77.4

The fair value of assets and liabilities excluding property plant and equipment approximate their carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected gold reserves and costs to extract the gold discounted at a nominal discount rate of 17.5% and a gold price of R440,000/kg.

Borrowings

Refer to note 30(c) for further details relating to the Burnstone Debt.

17.	GOODWILL

Significant accounting judgments and estimates

Goodwill is tested for impairment on an annual basis. Expected future cash flows used to determine the recoverable amount of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates.

An individual operating mine does not have an indefinite life because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine.

Accounting policy

Goodwill is stated at cost less accumulated impairment losses. In accordance with the provisions of IAS 36 Impairment of Assets, the Group performs its annual impairment review of goodwill at each financial year end or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Figures in million – SA rand	2014	2013	2012
Balance at the beginning of the year	–	–	–
Goodwill on acquisition of Cooke (refer to note 14)	736.7	–	–
Balance at end of the year	736.7	–	–

The goodwill arose on the acquisition of Cooke and was attributable to the synergies at the Group’s other operations, the underlying assets of Cooke and WRTRP. The goodwill is allocated to the Beatrix (R103.9 million), Driefontein (R166.9 million), Kloof (R165.5 million), Cooke (R201.3 million) and WRTRP (R99.1 million) CGUs where it is tested for impairment.

In line with the accounting policy, the recoverable amount was determined by reference to “fair value less costs to sell” being the higher of “value in use” and “fair value less cost to sell”, based on the cash flows over the life of the CGUs and discounted to present value at an appropriate discount rate.

Sibanye Gold Integrated Annual Report 2014	203

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

17.	GOODWILL (continued)

The Group’s estimates and assumptions used in the 31 December 2014 calculation include:

•	Nominal discount rates between 10.4% and 12.1% for operating mines and 16.7% for WRTRP; and

•	The annual life-of-mine plan that takes into account the following:

–	Proved and probable ore reserves of the CGUs;

–	Resources are valued using appropriate price assumptions;

–	Cash flows are based on the life-of-mine of operating mines that range between 9 and 19 and WPTRP in excess of 20 years;

–	Capital expenditure estimates over the life-of-mine plan;

–	Inflation rate of 6%;

–	Gold price of R442,000/kg; and

–	Uranium price of R849/kg for 2015, R1,213/kg for 2016 and R1,576/kg thereafter.

The carrying value of CGUs, including goodwill, in terms of the accounting policies is tested on an annual basis for impairment. There were no other events or changes in circumstances suggest that the carrying amount of a CGU may not be recoverable. There is no goodwill impairment at 31 December 2014.

The recoverable amounts of the Driefontein, Kloof, Beatrix and WRTRP CGUs are significantly higher than their carry values, therefore a reasonably possible adverse change in their assumptions would unlikely result in any impairments The recoverable amount of the Cooke CGU approximates its carrying value due to the fair value recognised on the acquisition of Cooke (refer to note 14), therefore any reasonably possible adverse change in the abovementioned assumptions compared to the fair value assumptions used at acquisition (refer to note 14) could result in impairment.

It is therefore possible that outcomes within the next financial year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

18.	LOSS ON LOSS OF CONTROL OF SUBSIDIARY

Accounting policy

Loss of control

When the Group loses its power over the relevant activities of a subsidiary, it derecognises the assets and liabilities of that subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Living Gold was a subsidiary of Sibanye until 31 December 2013. Living Gold’s management acquired a 30% interest from Sibanye in 2013 (2012: 10%) and exercised its option to acquire a further 10% during March 2014 to give Living Gold’s management a 50% interest in Living Gold. This allows the management of Living Gold to appoint 50% of the directors and manage the entity. Sibanye has assessed that the management of Living Gold controlled the entity in terms of IFRS 10 Consolidated Financial Statements, before the additional 10% was acquired. As a result of the loss of control, Living Gold was de-recognised as a subsidiary during 2013, and accounted for as an equity-accounted investment, refer to note 19.

Figures in million – SA rand	2013
Total assets and liabilities derecognised on loss of control	(37.3)
Derecognition of non-controlling interest on loss of control	2.1
Net asset value attributable to Sibanye derecognised on loss of control	(35.2)
Fair value of investment transferred to equity-accounted investments	5.0
Loss on loss of control of subsidiary	(30.2)

204	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	EQUITY-ACCOUNTED INVESTMENTS

Significant accounting judgments and estimates

Following the adoption of a new Enterprise Resource Planning (ERP) system in April 2013, Rand Refinery has been unable to reconcile its actual gold inventory against its accounting records. Despite various internal projects undertaken by Rand Refinery and external reviews by experts, the root cause of the imbalance has not yet been identified. The interim conclusion that Rand Refinery’s management has reached is that the imbalance is a processing inefficiency. The carrying value of Rand Refinery is an area of estimation and uncertainty, until the root cause of the imbalance is determined. Accordingly it is reasonably possible, on the basis of the knowledge available at the date the annual financial statements were approved for issue, that the outcomes of further initiatives by Rand Refinery’s management could require a material adjustment, positive or negative, to the carrying value of the investment in Rand Refinery.

Accounting policy

The equity method of accounting is used for investments in associates.

An associate is an investment over which the Group exercises significant influence, but not control. Associates are equity-accounted from the date that significant influence or joint control is obtained to the date that the Group ceases to have significant influence.

Results of associates are equity-accounted using the results of their most recent audited annual financial statements or unaudited management accounts. Any losses from associates are brought to account in the consolidated financial statements until the interest in such associates is written down to zero. The interest includes any long-term interests that in substance, form part of the entity’s net investment in the equity-accounted investee, for example long-term receivables for which settlement is neither planned nor likely to occur in the foreseeable future. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

The carrying value of an equity-accounted investment represents the cost of the investment, including goodwill, the proportionate share of the post-acquisition retained earnings and losses, any other movements in reserves, any impairment losses and loans to or from the equity-accounted investee. The carrying value together with any long-term interests that in substance form part of the net investment in the equity-accounted investee is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less costs to sell. If an impairment in value has occurred, it is recognised in the period in which the impairment arose. Indicators of impairment includes a significant or prolonged decline in the investments fair value below its carrying value.

The Group holds the following equity-accounted investments:

Figures in million – SA rand	2014	2013	2012
Rand Refinery	55.1	270.1	218.6
Living Gold	14.3	5.0	–
Balance at end of the year	69.4	275.1	218.6

Material equity accounted investments

Rand Refinery

Sibanye has a 33.1% interest in Rand Refinery, a company incorporated in the Republic of South Africa, which is involved in the refining of bullion and by-products sourced from, inter alia, South African and foreign gold producing mining companies. The investment has been equity-accounted since 1 July 2002.

The movement for the year is as follows:

Figures in million – SA rand	2014	2013	2012
Balance at the beginning of the year	270.1	218.6	125.5
Share of results of equity-accounted investee after taxation [1]	(480.0)	51.5	93.1
Impairment	(119.6)	–	–
Loan to equity-accounted investee	384.6	–	–
Balance at end of the year	55.1	270.1	218.6

[1]Rand Refinery has a 30 September year end and equity accounting is based on its results to 30 September.

Sibanye Gold Integrated Annual Report 2014	205

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

19.	EQUITY-ACCOUNTED INVESTMENTS (continued)

In April 2013, Rand Refinery implemented a new ERP system. The customisation of this software was problematic with the result that Rand Refinery was not able to fully reconcile certain accounts at 30 September 2013. More specifically an imbalance was detected between physical gold and silver on hand (physical inventory) and what Rand Refinery owed its depositors and bullion bankers (ownership) per the metallurgical trial balance. The uncertainty around the true inventory position prevented Rand Refinery from finalising its annual financial statements for the year ended 30 September 2013 by the time that Sibanye finalised its financial results for the year ended 31 December 2013. Accordingly, Sibanye’s estimated share of results of Rand Refinery for the year ended 31 December 2013 was based on Rand Refinery’s unaudited management accounts. At 31 December 2013 any share of the potential adjustment from the unaudited management accounts was limited to the carrying value of the investment of R270.1 million.

Rand Refinery’s investigations to determine the root cause of the imbalance continued throughout the 2014 calendar year and are still ongoing.

Based on information available at 30 June 2014, the gold imbalance was estimated at 87,000oz. Based on its detailed discussions and due diligence Sibanye estimated a 50% probability that the gold imbalance was not recoverable. Sibanye’s share of this loss adjustment was R196.4 million. This amount was partly offset by Sibanye’s R45.9 million share of Rand Refinery’s profits for the six month period, resulting in an estimated net loss share of R150.5 million which was recognised in Sibanye’s profit and loss for the six months ended 30 June 2014. At 30 June 2014, the continued uncertainty relating to the imbalance and discussions regarding the establishment of an irrevocable subordinated shareholder loan were indicators of impairment. As Sibanye’s proportional share of the proposed shareholder loan exceeded the carrying value of the investment at 30 June 2014, the remaining carrying value of the investment in Rand Refinery was fully impaired and accordingly an impairment loss of R119.6 million was recognised.

On 23 July 2014 following discussion with the bullion bankers, AngloGold Ashanti Limited (42.4% shareholding), Sibanye, Harmony (11.3% shareholding) and Gold Fields Operations Limited (GFO) (2.8% shareholding) (together, the Financing Shareholders) collectively agreed to offer financial support to Rand Refinery in the form of an irrevocable subordinated loan of up to R1.2 billion (the Facility). Under the terms of this agreement Rand Refinery could only draw on the Facility when there was confirmation that an actual imbalance exists. Sibanye’s proportional share of the Facility amounted to R448.8 million.

On 18 December 2014, Rand Refinery drew down R1.029 billion under the Facility, with Sibanye’s proportional share of the Facility being R384.6 million. Any amounts drawn under the Facility are repayable within two years from the first draw down date. If the loan is not repaid within the two years, it will automatically convert into equity in Rand Refinery. Interest under the Facility will be at JIBAR plus a margin of 3.5%. Sibanye has subordinated all claims it might have against Rand Refinery as part of the Facility agreement.

On 19 December 2014, Rand Refinery issued its audited annual financial statements for the years ended 30 September 2013 and 30 September 2014 which indicated a total loss of 71,000oz relating to the imbalance. The financial statements stated that despite various internal projects undertaken and external reviews by experts, the root cause of the imbalance has not yet been identified. The interim conclusion that Rand Refinery’s management has reached, is that the imbalance is a processing inefficiency. Further initiatives are being introduced to continue to try to identify the root cause of the imbalance. Based on the latest information available, Sibanye prospectively reduced the carrying value of its investment in Rand Refinery by R329.5 million for the six months ending 31 December 2014.

The Group’s interest in the summarised financial statements of Rand Refinery are:

Figures in million – SA rand	2014	2013	2012
Total revenue of Rand Refinery	377.0	776.0	907.4
Total comprehensive income of Rand Refinery	(299.0)	155.7	281.6
Total assets	872.0	1,459.0	1,039.7
Total liabilities	(1,373.0)	(511.1)	(247.4)
(Liabilities)/net assets (100.0%)	(501.0)	947.9	792.3
Reconciliation of the total investment in associate with attributable net assets:
Net assets (33.1%)	(166.2)	313.8	262.3
Dividend received	(8.2)	(8.2)	(8.2)
Fair value adjustment [1]	(35.5)	(35.5)	(35.5)
Impairment	(119.6)	–	–
Loan to equity-accounted investee	384.6	–	–
Total investment in equity-accounted investee	55.1	270.1	218.6
[1] The investment in equity-accounted investee was fair valued at 1 July 2001, the date when significant influence was obtained.

206	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	INVESTMENTS

Accounting policy Investments comprise investments in unlisted companies which are accounted for at directors’ valuation adjusted for impairments where appropriate.

Figures in million – SA rand	2014	2013	2012
Unlisted
Carrying value and directors’ valuation	1.4	1.4	1.5
Total investments	1.4	1.4	1.5

21.	ENVIRONMENTAL REHABILITATION OBLIGATION FUNDS

Significant accounting judgments and estimates

The Group’s rehabilitation obligation funds consist of equity-linked investments that are fair valued at each reporting date. The fair value is calculated with reference to underlying equity instruments using industry valuation techniques and appropriate models. While Sibanye’s management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the investments.

Accounting policy

Annual contributions are made to dedicated environmental rehabilitation obligation funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The amounts contributed to these funds are included under non-current assets and are measured at fair value through profit and loss. Interest earned on monies paid to rehabilitation funds is accrued on a time proportion basis and is recorded as interest income.

In addition, guarantees are provided for funding shortfalls of the environmental rehabilitation obligations.

Figures in million – SA rand	2014	2013	2012
Environmental rehabilitation obligation funds
Balance at beginning of the year	1,588.1	1,331.1	1,236.6
Contributions	69.3	172.3	24.3
Interest earned	98.5	84.7	70.2
Fair value adjustment [1]	62.7	–	–
Assets acquired on acquisition of subsidiaries (refer to note 14 and 16)	374.2	–	–
Balance at end of the year	2,192.8	1,588.1	1,331.1
Environmental rehabilitation obligation funds comprise of the following:
Restricted cash [2]	301.5	73.5	49.2
Funds	1,891.3	1,514.6	1,281.9

[1] The environmental rehabilitation trust fund includes equity-linked investments that are fair valued at each reporting date.

[2] The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals and Resources (DMR) for environmental rehabilitation obligations.

The proceeds from this fund are intended to fund environmental rehabilitation obligations of the group’s mines and they are not available for general purposes of the Group. All income from this asset is reinvested or spent to meet these obligations, refer to note 31.

Sibanye Gold Integrated Annual Report 2014	207

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

22.	FINANCIAL GUARANTEE

  Accounting policy

Financial guarantee contracts are accounted for as financial instruments and are recognised initially at fair value and are subsequently measured at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the initial amount recognised less cumulative amortisation.

As of 18 February 2013, the Gold Fields group is no longer guaranteeing any debt of Sibanye, similarly Sibanye has been released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remains a joint guarantor of the US$1 billion 4.875% guaranteed notes (the Notes) issued by Gold Fields Orogen Holding (BVI) Limited (Orogen), a subsidiary of Gold Fields, on 30 September 2010 maturing on 7 October 2020. Interest on these notes is due and payable semi-annually on 7 April and 7 October in arrears. The payment of all amounts due in respect of the Notes is unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, Gold Fields Operations Proprietary Limited (GFO) and Gold Fields Holdings Company (BVI) Limited (GF Holdings) (collectively the Guarantors), on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively, and rank equally in right of payment among themselves and with all other existing and future unsubordinated and unsecured obligations of Orogen and the Guarantors, respectively.

An indemnity agreement (the Indemnity Agreement) has been entered into between the Guarantors, pursuant to which the Guarantors (other than Sibanye) hold Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye’s guarantee obligations under the Notes remain in place.

The Group initially recognised the financial guarantee liability at fair value of the guarantee in connection with the Notes. The liability is amortised over the remaining period of the Notes and should facts and circumstances change on the ability of the Gold Fields group’s ability to meet its obligation under the Notes, the liability will be re-valued accordingly.

As of 18 February 2013, the Group raised a receivable under the financial guarantee asset for the future guarantee fee income that Orogen is obliged to pay bi-annually to Sibanye until it has been released as a guarantor under the Notes (Guarantee Fee Agreement).

Sibanye has ceded all of its rights, title and interest in and to the Indemnity Agreement and Guarantee Fee Agreement in favour of the lenders of the R4.5 billion Facilities, jointly and severally, as security for its obligations under the facilities.

22.1	FINANCIAL GUARANTEE ASSET

Figures in million – SA rand	2014	2013	2012
Balance at beginning of the year	290.2	–	–

Initial recognition at fair value	–	282.3	–

Guarantee fee received	(53.6)	(47.0)	–

Interest earned	15.0	12.3	–

Foreign exchange gain	31.0	42.6	–
Balance at end of the year	282.6	290.2	–
Reconciliation of the non-current and current portion of the guarantee asset:

Financial guarantee asset	282.6	290.2	–

Current portion of financial guarantee asset	(57.1)	(51.7)	–
Long-term potion of financial guarantee asset	225.5	238.5	–

The financial guarantee asset was discounted to a present value at 5.38%, which is a reflection of the interest rate of the Notes adjusted for risk factors.

22.2	FINANCIAL GUARANTEE LIABILITY

Figures in million – SA rand	2014	2013	2012
Balance at beginning of the year	206.6	196.4	–

Initial recognition at fair value	–	–	210.2

Amortisation of guarantee liability [1]	(31.8)	(28.2)	(24.1)

Foreign exchange loss	22.2	38.4	10.3
Balance at end of the year	197.0	206.6	196.4
[1] The amortisation charge of the guarantee liability is disclosed as part of the (loss)/gain on financial instruments on the face of the income statement.

208	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	INVENTORIES

  Significant accounting judgments and estimates

Costs that are incurred in or benefit the productive process are accumulated gold-in-process, uranium-in-process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot commodity prices at the reporting date, less estimated costs to complete production and bring the product to sale. If any inventories are expected to be realised in the long-term horizon, estimated future sales prices are used for valuation purposes.

  Accounting policy

The Group’s inventories comprise consumable stores and uranium stock piles. Inventory is valued at the lower of cost and net realisable value. The Group values uranium-in-process and gold-in-process when it can be reliably measured. Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items.

Figures in million – SA rand	2014	2013	2012
Consumable stores	274.9	187.1	348.9

Uranium finished goods and uranium-in-process	52.8	–	–
Total inventories	327.7	187.1	348.9
The cost of consumable stores consumed during the year and included in operating cost amounted to R3,480.4 million (2013: R2,720.7 million and 2012: R2,576.2 million.

24.	TRADE AND OTHER RECEIVABLES

  Accounting policy

Trade and other receivables are initially recognised at fair value and subsequently carried at amortised cost less allowance for impairment. Estimates made for impairment are based on a review of all outstanding amounts at period end. Irrecoverable amounts are written off during the period in which they are identified.

Figures in million – SA rand	2014	2013	2012
Trade receivables – gold sales	383.4	473.3	212.6

Other trade receivables	177.6	91.8	49.6

Prepayments	68.9	116.7	76.8

Value added tax	262.1	197.2	117.2

Payroll debtors	87.3	54.9	52.9

Other	13.5	39.9	49.2
Total trade and other receivables	992.8	973.8	558.3
Sibanye has ceded its trade receivables in favour of the lenders of the R4.5 billion Facilities as security, refer to note 30(a).

25.	RELATED-PARTY RECEIVABLES

Figures in million – SA rand	2014	2013	2012
Other trade receivables

Related-party receivables	–	–	548.1
Total related-party receivables	–	–	548.1
Gold Fields Limited and its subsidiaries were related parties until the unbundling date of 18 February 2013. Refer to note 44 for further details of the Group’s related parties.

Sibanye Gold Integrated Annual Report 2014	209

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

26.	CASH AND CASH EQUIVALENTS

  Accounting policy

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Bank overdrafts are included within current liabilities in the statement of financial position.

Figures in million – SA rand	2014	2013	2012
Cash at the bank and on hand	562.9	1,082.4	291.8

Restricted cash [1]	–	410.0	–
Total cash and cash equivalents	562.9	1,492.4	291.8

[1] At 31 December 2013 R410.0 million was in an escrow account, being the consideration for the Wits Gold acquisition. Refer to note 15 for further details relating to the transaction.

Sibanye has ceded certain of its bank accounts in favour of the lenders of the R4.5 billion Facilities as security, refer to note 30(a).

27.	STATED SHARE CAPITAL

  Accounting policy

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Figures in million – SA rand	2014	2013	2012
Authorised number of shares (’000)	1,000,000	1,000,000	1,000,000

Reconciliation of issued number of shares (‘000)

Number of shares in issue at beginning of the year	735,079	1	1

Shares issued on unbundling	–	731,648	–

Shares issued as consideration for the acquisition of Cooke (refer to note14)	156,895	–	–

Shares issued under SGL Share Plan	6,866	3,430	–
Number of shares in issue at end of the year (‘000)	898,840	735,079	1

There was no change to the authorised share capital during the year. The authorised and issue share capital of the Company was converted from par value to no par value shares and the authorised share capital was increased during 2012 by the creation of an additional 999,999,000 no par value ordinary shares.

In terms of the general authority granted by the shareholders of the Company on 17 June 2014, the Board may issue authorised but unissued ordinary share capital representing not more than 5% of the issued share capital of the Company at 31 December 2013 in accordance with the memorandum of incorporation and the Companies Act.

On 15 May 2014 the Company issued 156,894,754 shares for the acquisition of Cooke (refer to note 14) in terms of the shareholder’s approval on 5 November 2013 that the Company may issue 150 million ordinary shares, or such number of shares that represent 17% of the issued share capital, on a fully diluted basis for the acquisition.

All the Sibanye ordinary shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by the Company.

210	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	NON-CONTROLLING INTEREST

  Accounting policy

  Non-controlling interests

The Group recognises any non-controlling interest in an acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s subsequent share of changes in equity.

  Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests where control is not lost are also recorded in equity. Where control is lost over a subsidiary, the gains or losses are recognised in profit or loss.

The Groups non-controlling interest relates to the following subsidiaries:

Figures in million – SA rand	2014	2013	2012
Non-controlling interests of Newshelf 1114	327.4	–	–

Non-controlling interests of Goldfields Technical Security Management Proprietary Limited	2.2	2.2	2.1

Non-controlling interests of Living Gold	–	–	(6.7)
Total non-controlling interests	329.6	2.2	(4.6)

Subsidiaries that have material non-controlling interests

Newshelf 1114

Sibanye has a 76% interest in Newshelf 1114, a company incorporated in the Republic of South Africa, which is involved in the mining of gold and uranium. The investment was acquired on 15 May 2014 (refer to note 14).

The current balance of 24% not owned by Sibanye forms part of the Newshelf 1114 BEE structure. Non-controlling interest takes into account any portion of the equity of Newshelf 1114 which is indirectly attributable to the shareholders of Sibanye as a result of funding provided by Sibanye.

The Newshelf 1114 BEE partners have no voting rights until it has fully repaid the loan owed to Sibanye.

The share of non-controlling interest relating to the non-controlling interest of Newshelf 1114 consists of:

Figures in million – SA rand	2014	2013	2012
Balance at the beginning of the year	–	–	–

Fair value of non-controlling interest on acquisition by Sibanye (refer to note 14)	396.2

Non-controlling interest of the share of profits and losses of Cooke (refer to note 2)	(44.6)	–	–

Transactions with Sibanye [1]	(24.2)	–	–
Balance at the end of the year	327.4	–	–

1 The transaction with Sibanye relates to the interest on funding received from Sibanye.

Summarised financial information of the Newshelf 1114 group:

Figures in million – SA rand	2014	2013	2012
Total revenue of the Newshelf 1114 group	1,881.9	–	–

Total comprehensive income of the Newshelf 1114 group	(187.8)	–	–

Non-current assets	5,579.8	–	–

Current assets	219.0	–	–

Non-current liabilities	(5,203.0)	–	–

Current-liabilities	(816.8)	–	–
Net assets (100.0%)	(221.0)	–	–

Sibanye Gold Integrated Annual Report 2014	211

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

29.	DEFERRED TAXATION

Accounting policy Refer to note 10 for details of the accounting policy on deferred taxation.

The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

Figures in million – SA rand	2014	2013	2012
Deferred taxation liabilities

Mining assets	5,202.8	3,849.7	4,407.1

Environmental rehabilitation obligation funds	472.7	414.9	364.4

Other	97.4	109.9	15.3
Gross deferred taxation liabilities	5,772.9	4,374.5	4,786.8
Deferred taxation assets

Environmental rehabilitation obligation	(630.1)	(437.8)	(487.0)

Other provisions	(228.5)	(202.0)	(133.4)

Taxation losses and unredeemed capital expenditure	(995.5)	(4.4)	(4.2)

Share-based payments obligation	(101.1)	(30.7)	–
Gross deferred taxation assets	(1,955.2)	(674.9)	(624.6)

Net deferred taxation liabilities	3,817.7	3,699.6	4,162.2

Figures in million – SA rand	2014	2013	2012
Included in the statement of financial position as follows:

Deferred taxation assets	(51.6)	(35.8)	(23.3)

Deferred taxation liabilities	3,869.3	3,735.4	4,185.5
Net deferred taxation liabilities	3,817.7	3,699.6	4,162.2
Reconciliation of the deferred taxation balance:

Balance at beginning of the year	3,699.6	4,162.2	5,002.0

Recognised in profit or loss	(51.1)	(553.6)	(839.8)

Recognised in equity (refer to note 22.1)	–	79.1	–

Deferred taxation acquired on acquisition of subsidiaries (refer to note 14)	169.2	–	–

Loss of control of subsidiary	–	11.9	–
Balance at end of the year	3,817.7	3,699.6	4,162.2

212	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2014 the Group had the following estimated amounts available for set-off against future income:

Figures in million – SA rand	2014	2013	2012

Tax losses

Wits Gold	84.9	–	–

Burnstone	1,459.6	–	–

Ezulwini	1,782.8	–	–

Rand Uranium	217.8	–	–

Living Gold	–	–	146.4

Golden Oils Proprietary Limited	9.8	9.7	10.1

Total gross tax losses	3,554.9	9.7	156.5

Other deductible temporary differences

Burnstone	7,175.1	–	–

Ezulwini	2,754.1	–	–

Rand Uranium	2,487.3	–	–

Total gross tax losses other deductible temporary differences	15,971.4	9.7	156.5

Deferred tax assets not recognised

Wits Gold	23.8	–	–

Burnstone	2,417.7	–	–

Ezulwini	1,270.3	–	–

Living Gold	–	–	41.0

Golden Oils Proprietary Limited	2.7	2.7	2.8

Total net tax losses	3,714.5	2.7	43.8

These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.

Sibanye Gold Integrated Annual Report 2014	213

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

30.	BORROWINGS

Significant accounting judgments and estimates

Borrowings are recognised initially at fair value. Expected future cash flows used to determine the fair value of borrowings are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates.

Accounting policy

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable and subsequently measured at amortised cost using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(a)	R4.5 billion Facilities

On 13 December 2013, Sibanye cancelled and replaced the Bridge Loan Facilities by drawing R2 billion under the R4.5 billion Facilities (the R4.5 billion Facilities), the balance may be applied to ongoing capital expenditure, working capital and general corporate expenditure requirements, where required.

Terms of the R4.5 billion Facilities

Facility:	– R2.5 billion revolving credit facility (RCF)

– R2.0 billion term loan facility (Term Loan)

Interest rate:	JIBAR (Quoted at 6.13% at year-end)

Interest rate margin:	– RCF: 2.85% (Repricing possible if Sibanye is released as guarantor under the Notes, refer to note 22)

– Term Loan: 2.75% (Repricing possible if Sibanye is released as guarantor under the Notes, refer to note 22)

Term of loan:	Three years

Repayment period:	The Term Loan will repaid in equal six-monthly instalments of R250 million, with the R750 million balance due for settlement on final maturity, being 13 December 2016

Security:

Sibanye has lodged and registered a security package for its obligation under the R4.5 billion Facilities. The security package includes a cession over certain bank accounts, accounts receivables, certain insurance policies proceeds, material contracts, shares in material subsidiaries, a general notarial bond over movable assets on the mine properties of Driefontein, Kloof and Beatrix, mortgage bonds over substantially all of the properties (excluding mining rights) covering the Driefontein operation and special notarial bonds over the gold plants and main infrastructure of the Driefontein operation. Subsequent to the acquisition of Cooke Sibanye has also pledged its shares in Newshelf 1114 as security.

Guarantors:	Rand Uranium and Ezulwini

Figures in million – SA rand	2014	2013	2012

Balance at beginning of the year	1,990.9	–	–

Loans advanced	884.6	2,000.0	–

Loans repaid	(900.0)	–	–

Unwinding of interest/(financing costs capitalised)	4.0	(9.1)	–

Balance at end of the year	1,979.5	1,990.9	–

Reconciliation of facilities:

Term loan	1,494.9	1,990.9	–

RCF	484.6	–	–

Total facilities utilised	1,979.5	1,990.9	–

214	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Other borrowings

i)	Wits Gold Loan

Wits Gold had a R40 million short-term unsecured loan (Wits Gold Loan) outstanding as part of the net assets acquired on 14 April 2014, refer to note 15.

The purpose of the loan was to fund operational expenses. Interest, at 10.07% per annum, was payable on a monthly basis with the capital due (in full) no later than 31 December 2014. On 15 May 2014 the Wits Gold Loan was repaid.

Figures in million – SA rand	2014	2013	2012

Loans acquired	40.0	–	–

Loans repaid	(40.0)	–	–

Balance at end of the year	–	–	–

ii)	Cooke Loan

Cooke had R696.2 million of borrowings outstanding as part of the net assets acquired on 15 May 2014, refer to note 14. These borrowings consisted of a R616 million term loan (Cooke Loan) and a US$7.7 million (R80.2 million) liability (Franco-Nevada liability (as detailed in (iii))).

As part of the conditions precedent to the acquisition of Cooke, the Cooke Loan was to be settled on completion of the acquisition.
The Group thus repaid and cancelled the loan on 15 May 2014.

Figures in million – SA rand	2014	2013	2012

Loans acquired	616.0	–	–

Loans repaid	(616.0)	–	–

Balance at end of the year	–	–	–

iii)	Franco-Nevada liability

On 5 November 2009, First Uranium Limited (First Uranium) (Ezulwini’s holding company prior to Sibanye’s acquisition of the Cooke Operations) signed an agreement with Franco-Nevada (Barbados) Corporation (Franco-Nevada).

The agreement establishes a determinable consideration for the sales of 7% of Ezulwini’s production to Franco-Nevada in exchange for an upfront cash payment from Franco-Nevada to Ezulwini of US$50.0 million (Upfront Payment).

The Upfront Payment, which is guaranteed by Sibanye, is reduced by an amount equal to the difference between the spot price of gold on the date of gold delivery to Franco-Nevada and the Fixed Price, multiplied by the total ounces delivered. Cooke 4 delivers 7% of its monthly production under this agreement.

In addition, Franco-Nevada will make an on-going payment equal to the lesser of US$400/oz (the Fixed Price) (subject to inflation adjustment of 1% per annum from 30 November 2013) and the prevailing spot price at such time of such payment, for each ounce of gold delivered under the contract.

Figures in million – SA rand	2014	2013	2012

Liability acquired	80.2	–	–

Liability repaid [1]	(26.2)	–	–

Translation adjustment	2.1	–	–

Balance at end of the year	56.1	–	–

[1]	The liability is reduced by an amount equal to the difference between the gold spot price on the date of delivery and the Fixed
Price multiplied by the ounces delivered and is recognised as revenue. This reduction is not cash and is not reflected in the statement of cash flows. This is included in revenue.

Sibanye Gold Integrated Annual Report 2014	215

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

30.	BORROWINGS (continued)

(c)	Burnstone Debt

At the acquisition date, being 1 July 2014, SGEO had bank debt of US$178.1 million (R1,883.9 million) (the Burnstone Debt) (refer to note 16 for further details of the Burnstone acquisition).

Terms of the Burnstone Debt

Facility:	–	A1: US$0.2 million

	–	A2: US$7.8 million

	–	A3: US$51.0 million

	–	A4: US$119.1 million

Interest rate:	–	A1 and A2: Interest free

	–	A3 and A4: Interest free until 1 July 2017, then at London Interbank Offered Rate (LIBOR)

Interest rate margin:	–	A3 and A4: 4% (from 1 July 2017)

Term of loan:	No fixed term

Repayment period:	–	A1: Repaid on 1 July 2014

	–	A2: From 1 July 2017 the first 50% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 50% to repay A2

–

A3 and A4: On settlement of A2. 90% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Burnstone Debt. On settlement of the Wits Gold Loan and interest, 30% of Burnstone’s free cash flow will be used to repay the Burnstone Debt and the balance will be distributed to Wits Gold.

–

The Bank Lenders will continue to participate in 10% of Burnstone’s free cash flow after the Burnstone Debt has been repaid in full to a maximum amount of US$63.0 million under a revenue participation agreement.

Security:

The Burnstone Debt is fully secured against the assets of Burnstone and there is no recourse to the Sibanye Group. The security package includes a cession over the bank accounts, insurance policies’ proceeds, special and general notarial bonds over movable assets and mortgage bonds over property.

The Burnstone Debt facilities of US$178.1 million (R1,883.9 million) were initially recognised at the acquisition fair value using level 2 (refer to note 42) assumptions, being R1,007.6 million, in terms of IFRS 3. The estimates and assumptions used to determine the fair value included:

— A US$ swop forward curve adjusted with the 4% interest rate margin above;

— The annual life-of-mine plan that takes into account the following:

– Proved and probable ore reserves of Burnstone;

– Cash flows are based on the life-of-mine plan of 23 years; and

– Capital expenditure estimates over the life-of-mine plan.

Figures in million – SA rand	2014	2013	2012

Loans acquired	1,007.6	–	–

Loans repaid	(1.9)	–	–

Unwinding of interest	39.3	–	–

Translation adjustment	89.4	–	–

Balance at end of the year	1,134.4	–	–

216	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	Bridge Loan Facilities

On 28 November 2012, Sibanye entered into a R6.0 billion term loan and RCF (the Bridge Loan Facilities) reducing to R5.0 billion as detailed below.

Terms of the Bridge Loan Facilities

Facility:	–	R2.0 billion RCF (Facility A) increased to R3.0 billion after it was amended in July 2013

	–	R4.0 billion term loan facility (Facility B) reduced to R3.0 billion after it was amended in July 2013

	–	Facility A and B would have reduced to R2.5 billion on the earliest of the Group declaring a final dividend in respect of 2013 or 12 months after the unbundling date

Interest rate:		JIBAR

Interest rate margin:	–	3.0% for 12 months after unbundling

	–	3.5% for last six months of the facilities

–

If Sibanye was not released as guarantor under the Notes within six months of unbundling, being 18 August 2013, the margin would have increased to 3.25% and 3.75% for the seven to 12 month and 13 to 18 month periods after unbundling, respectively

Term of loan:	18 months after the unbundling date

Repayment period:	Full payment of the outstanding amount on maturity of the loan, being 18 August 2014

Cancellation:	These facilities were cancelled and repaid on 13 December 2013

Figures in million – SA rand	2014	2013	2012

Loans advanced	–	4,570.0	–

Loans repaid	–	(4,570.0)	–

Balance at end of the year	–	–	–

(e)	Long-term credit facilities

Sibanye and GFO (collectively the Borrowers) entered into various RCFs with some of the major banks in South Africa with tenors between three and five years. The purpose of these facilities was to finance capital expenditure, general corporate and working capital requirements and to refinance existing borrowings.

Terms of the Revolving credit facilities

Facility:	–	R1.0 billion RCF entered into on 9 December 2009

	–	R500.0 million RCF entered into on 8 March 2010

	–	R2.0 billion RCF entered into on 15 December 2011

Interest rate:		JIBAR

Interest rate margin:	–	R1.0 billion RCF: 3.00%

	–	R500.0 million RCF: 2.85%

	–	R2.0 billion RCF: 1.95%

Term of loan:	–	R1.0 billion RCF matures on 30 June 2013, being 3.5 years

	–	R500.0 million RCF maturing on 10 March 2013, being three years

	–	R2.0 billion RCF maturing on 19 December 2016, being five years

Repayment period:	Full payment of outstanding amounts were due on maturity

Guarantors:	Gold Fields and certain of its subsidiaries: GF Holdings, GFO, Orogen, Newshelf 899 Proprietary Limited and Sibanye.

Cancellation:	These facilities were cancelled and repaid on 18 February 2013

Figures in million – SA rand	2014	2013	2012

Balance at beginning of the year	–	3,000.0	–

Loans advanced	–	500.0	3,000.0

Loans repaid	–	(3,500.0)	–

Balance at end of the year	–	–	3,000.0

Sibanye Gold Integrated Annual Report 2014	217

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

30.	BORROWINGS (continued)
(f)	Short-term credit facilities

Sibanye has uncommitted loan facilities with various banks to fund the capital expenditure and working capital requirements at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related.

Figures in million – SA rand	2014	2013 [1]	2012 [1]
Balance at beginning of the year	–	1,220.0	–

Loans advanced	739.0	550.0	1,220.0

Loans repaid	(739.0)	(1,770.0)	–

Balance at end of the year	–	–	1,220.0
[1] Borrowings under these facilities were guaranteed by Gold Fields. On the date of unbundling, these facilities were refinanced by drawing down under the Bridge Loan Facilities as detailed in (d).

Summary
Figures in million – SA rand	2014	2013	2012
(a) R4.5 billion Facilities	1,979.5	1,990.9	–

(b) Other borrowings	56.1	–	–

(c) Burnstone Debt	1,134.4	–	–

(e) Long-term credit facilities	–	–	3,000.0

(f) Short-term credit facilities	–	–	1,220.0

Gross borrowings	3,170.0	1,990.9	4,220.0

Current portion of borrowings	(554.2)	(499.5)	(2,220.0)

Non-current borrowings	2,615.8	1,491.4	2,000.0

Figures in million – SA rand	2014	2013	2012
The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:

Six months or less	–	–	1,220.0

Floating rate with exposure to change in JIBAR	1,979.5	1,990.9	3,000.0

Floating rate with exposure to change in LIBOR	1,134.4	–	–

Non-current borrowings exposed to interest rate changes	3,113.9	1,990.9	4,220.0

The Group has the following undrawn borrowing facilities:

Committed [1]	2,015.4	2,500.0	6,756.1

Uncommitted	548.0	499.7	–

Total undrawn facilities	2,563.4	2,999.7	6,756.1

All of the above facilities have floating rates. The uncommitted facilities have no expiry dates. The undrawn committed facilities have the following expiry dates:

– within one year	–	–	500.0

– later than one year and not later than two years	2,015.4	–	–

– later than two years and not later than three years	–	2,500.0	–

– later than three years and not later than five years	–	–	6,256.1

Total undrawn committed facilities	2,015.4	2,500.0	6,756.1
[1] During 2012, Sibanye was also a borrower under two Gold Fields group RCFs totalling US$1.5 billion. Sibanye never utilised these facilities and they were cancelled on 15 February 2013.

218	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	ENVIRONMENTAL REHABILITATION OBLIGATION

Significant accounting judgements and estimates

The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Accounting policy

Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Long-term environmental obligations are based on the Group’s environmental management plans, in compliance with applicable environmental and regulatory requirements.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. Changes in estimates are capitalised or reversed against the relevant asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. The present value of environmental disturbances created is capitalised to mining assets against an increase in the environmental rehabilitation obligation.

Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control environmental disturbances is charged against income as incurred. The unwinding of the discount due to the passage of time is recognised as finance cost, and the capitalised cost is amortised over the remaining lives of the mines.

Figures in million – SA rand	2014	2013	2012

Balance at beginning of the year	1,660.7	1,739.1	1,417.1

Change in estimates [1]	131.5	(160.6)	264.3

Interest charge [2]	161.5	92.7	57.7

Payments made	(10.9)	(10.5)	–

Environmental rehabilitation obligation assumed on acquisition of subsidiaries (refer to note 14 and 16)	544.0	–	–

Balance at end of the year	2,486.8	1,660.7	1,739.1

[1]  Changes in estimates are defined as changes in reserves and corresponding changes in life of mine as well as changes in laws and regulations governing environmental matters. The environmental rehabilitation obligation acquired is calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes. Subsequent to initial recognition the provision is recalculated based on the risk free rate of interest in terms of IAS 37. The relating change in estimate is R153.1 million.

[2]  The provision is calculated based on the discount rates of 7.2% – 8.6% (2013: 7.2% – 8.2% and 2012: 5.2% – 7.0%).

The Group’s mining operations are required by law to undertake rehabilitation works as part of their on-going operations.
The Group makes contributions into environmental rehabilitation obligation funds (refer to note 21) and holds guarantees to fund the estimated costs.

32.	POST-RETIREMENT HEALTHCARE OBLIGATION

Accounting policy

Medical cover is provided through a number of different schemes. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

Actuarial gains/losses and service costs are recognised in other comprehensive income and profit and loss, respectively, when they are incurred.

The Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis in terms of a defined benefit plan. The remaining obligation was actuarially valued at 31 December 2013 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

Sibanye Gold Integrated Annual Report 2014	219

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

32.	POST-RETIREMENT HEALTHCARE OBLIGATION (continued)

The following table sets forth the funded status and amounts recognised for post-retirement healthcare obligation:

Figures in million – SA rand	2014	2013	2012

Actuarial present value	15.1	16.3	17.7

Plan assets at fair value	–	–	–

Accumulated benefit obligation in excess of plan assets	15.1	16.3	17.7

Unrecognised prior service costs	–	–	–

Unrecognised actuarial (gains)/losses	–	–	–

Post-retirement healthcare obligation	15.1	16.3	17.7

Benefit obligation reconciliation:

Balance at beginning of the year	16.3	17.7	16.8

Interest charge	1.2	1.3	2.1

Payments during the year	(2.4)	(2.7)	(1.2)

Balance at end of the year	15.1	16.3	17.7

The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a healthcare cost inflation rate of 7.5% per annum (2013 and 2012: 7.5%) and a discount rate of 8.0% per annum (2013 and 2012: 8.0%). Assumed healthcare cost trend rates have a significant impact on the amounts reported for the healthcare plans.

A one percentage point increase in assumed healthcare trend rates would have increased the interest charge for the period to December 2014 by R0.1 million (10.1%) (2013: R0.1 million (10.1%) and 2012: R0.2 million (11.0%)). The effect of the change on the accumulated post-retirement healthcare benefit obligation at 31 December 2014 would have been an increase of R1.7 million (10.1%) (2013: R1.7 million (10.1%) and 2012: R1.8 million (10.6%)).

A one percentage point decrease in assumed healthcare trend rates would have decreased interest cost for the period to 31 December 2014 by R0.1 million (8.6%) (2013: R0.1 million (8.6%) and 2012: R0.1 million (9.3%)). The effect of this change on the accumulated post-retirement healthcare benefit obligation at 31 December 2013 would have been a decrease of R1.4 million (9.5%) (2013: R1.4 million (9.5%) and 2012: R1.6 million (9.0%)).

33.	TRADE AND OTHER PAYABLES

Accounting policy Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Figures in million – SA rand	2014	2013	2012

Trade creditors	542.6	529.4	447.3

Accruals and other creditors	923.9	730.7	718.4

Payroll creditors	748.4	402.1	182.1

Leave pay accrual	482.5	401.4	400.6

Other	17.2	9.4	21.2

Total trade and other payables	2,714.6	2,073.0	1,769.6

34.	RELATED-PARTY PAYABLES

Figures in million – SA rand	2014	2013	2012

Other trade payables

Related-party payables	–	–	37.5

Loans

GFL Mining Services Limited	–	–	17,108.0

Total related-party payables	–	–	17,145.5
Gold Fields and its subsidiaries were related parties until the unbundling date of 18 February 2013. Refer to note 44 for further details relating to related-party balances.

220	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	CASH GENERATED BY OPERATIONS

Figures in million – SA rand	2014	2013	2012
Profit for the year	1,506.9	1,698.3	2,980.2

Royalties	430.5	414.6	282.1

Mining and income taxation	828.1	256.2	(365.0)

Investment income	(183.2)	(160.3)	(105.5)

Finance expense	400.0	420.3	176.7

Profit before interest and taxation	2,982.3	2,629.1	2,968.5

Non-cash and other adjusting items:

Amortisation and depreciation	3,254.7	3,103.9	2,362.8

Share-based payments	417.9	305.8	263.5

Share of results of equity-accounted investees after taxation	470.7	(51.5)	(93.1)

Loss/(gain) on financial instruments	107.7	4.6	(13.8)

Loss/(gain) on foreign exchange differences	82.7	(4.2)	(1.2)

Impairments	275.1	821.0	–

Reversal of impairment	(474.1)	–	–

Loss on loss of control of subsidiary	–	30.2	–

Other	(35.6)	1.1	(9.3)

Total cash generated by operations	7,081.4	6,840.0	5,477.4

36.	CHANGE IN WORKING CAPITAL

Figures in million – SA rand	2014	2013	2012

Inventories	(62.6)	161.8	(97.0)

Trade, related and other receivables	166.7	132.6	(349.3)

Trade, related and other payables	110.4	265.9	(201.7)

Living Gold working capital	–	8.4	–

Total change in working capital	214.5	568.7	(648.0)

37.	ROYALTIES PAID

Figures in million – SA rand	2014	2013	2012

Balance at beginning of the year	(240.0)	(74.4)	(206.0)

Royalties	(430.5)	(414.6)	(282.1)

Amount owing at end of the year	20.4	240.0	74.4

Total royalties paid	(650.1)	(249.0)	(413.7)

38.	TAXATION PAID

Figures in million – SA rand	2014	2013	2012

Balance at beginning of the year	(527.2)	(22.2)	(527.8)

Taxation obligation acquired on acquisition of subsidiary (refer to note 14)	(4.3)	–	–

Current taxation	(879.2)	(809.8)	(474.8)

Amount owing at end of the year	63.6	527.2	22.2

Total taxation paid	(1,347.1)	(304.8)	(980.4)

Sibanye Gold Integrated Annual Report 2014	221

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

39.	COMMITMENTS

Figures in million – SA rand	2014	2013	2012

Capital expenditure

– authorised	4,717.4	4,206.3	4,340.7

Kloof	1,851.0	1,847.6	1,966.1

Driefontein	1,177.1	1,387.1	1,470.1

Beatrix	270.8	965.0	897.9

Cooke	650.5	–	–

Burnstone	768.0	–	–

Other	–	6.6	6.6

– contracted for	350.5	286.9	511.4

Other guarantees	55.5	4.1	4.1

Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to hostel upgrades, mining activities and infrastructure. Also refer to note 22 and 28 for debt guarantees provided by the Group.

40.	CONTINGENT LIABILITIES

Significant accounting judgements and estimates

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Group occur or fail to occur or for contingent liabilities a present obligation arising from a past event but is not recognised because either it is not probable that an out-flow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be determined with sufficient reliability. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Occupational healthcare services

The Group provides occupational healthcare services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. Any such increased cost cannot be quantified. The Group is monitoring developments in this regard.

The principal health risks associated with Sibanye’s mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (COAD) as well as noise induced hearing loss (NIHL). The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is possible that such ruling could expose Sibanye to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Sibanye were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Sibanye’s results of operations and financial position. In addition, Sibanye may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On 21 August 2012, a court application was served on a group of respondents that included Sibanye (the August Respondents). On 21 December 2012, a further court application was issued and was formally served on a number of respondents, including Sibanye (the December Respondents and, together with the August Respondents, the Respondents), on 10 January 2013, on behalf of classes of mine workers, former mine workers and their dependants who were previously employed by, or who are currently employed by, amongst others, Sibanye and who allegedly contracted silicosis and/or other occupational lung diseases (the Classes). The court application of 21 August 2012 and the court application of 21 December 2012 are together referred to below as the Applications.

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

222	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

With respect to the Applications, Sibanye filed a notice of its intention to oppose the application and instructed its attorneys to defend the claims. The two class actions were consolidated into one action during 2013. Sibanye and its attorneys further engaged with the applicants’ attorneys and the court in both Applications to try to establish a court-sanctioned process to agree the timelines. Such a process was agreed upon and timelines imposed by means of a timetable. Sibanye has thus far filed all its papers opposing the Applications. The date for the hearing of the Applications is currently the weeks of 12 and 19 October 2015.

Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for occupational lung disease (OLD) in the gold mining industry in South Africa.

The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended.

Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks and which, while being fair to employees, also ensures the future sustainability of companies in the industry.

At this stage, Sibanye cannot quantify the potential liability from the action as the Application is currently for certification of a class nor the timing of possible out flow.

Financial guarantee

Refer to note 22.

Post closure water management liability

The Group has identified a minor risk of potential long-term Acid Mine Drainage (AMD), on certain of its operations. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. The Group has not been able to reliably determine the financial impact that AMD might have on the Group, nor the timing of possible out flow, however, the Group has adopted a proactive approach by initiating projects such as Sibanye Amanzi (long-term water management strategy), the acquisition and development of innovative treatment technologies; and the development of regional mine closure models to predict water quality impacts. The Group operates a comprehensive water quality monitoring program, including bio-monitoring, as an early detection of potential AMD.

41.	EVENTS AFTER THE REPORTING DATE

There were no events that could have a material impact on the financial results of the Group after 31 December 2014, other than those disclosed below.

Final dividend declared

On 19 February 2015 a final dividend in respect of the six months ended 31 December 2014 of 62 SA cents per share was approved by the Board and payable on 23 March 2015. This dividend is not reflected in these financial statements. The final dividend will be subject to Dividend Withholding Tax.

42.	FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Significant accounting judgements and estimates

The estimated fair value of financial instruments is determined at discrete points in time, based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. If a financial instrument does not have a quoted market price and the fair value cannot be measured reliably, it will be stated at cost. This exemption only applies to investments in equity instruments classified as available for sale.

Accounting policy

Financial instruments recognised in the statement of financial position include cash and cash equivalents, investments, trade and other receivables, related party receivables, borrowings, trade and other payables, related party payables and derivative financial instruments.

The Group initially recognises loans and receivables on the date they originate. All other financial assets (including assets designated at fair value through profit and loss) are recognised initially on trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial asset when the contractual rights to the cash flows in a transaction in which substantially all the risks and rewards of the ownership of the financial asset are transferred. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. Any interest in such transferred financial asset that is created or retained by the Group is recognised as a separate asset or liability. The particular recognition and measurement methods adopted are disclosed in the individual policy statements associated with each item.

A financial asset not classified at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that/those event(s) had an impact on the estimated future cash flows of that asset, that can be estimated reliably. Impairment losses are recognised through profit and loss.

On derecognition of a financial asset or liability, the difference between the carrying amount of the asset or liability and the sum of the consideration received and cumulative gains recognised in equity is recognised in profit and loss.

Sibanye Gold Integrated Annual Report 2014	223

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

42.	FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

Accounting policy (continued)

Refer to the relevant notes for the accounting policies of the following financial assets and financial liabilities:

– Investments

– Cash and cash equivalents

– Trade and other receivables

– Trade and other payables

– Financial guarantees

– Borrowings

– Environmental rehabilitation obligation funds

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

—   Trade and other receivables/payables, related-party receivables/payables, cash and cash equivalents and financial guarantee asset and liability

The carrying amounts approximate fair values due to the short maturity of these instruments.

—    Investments and environmental rehabilitation obligation funds

—   The fair value of publicly traded instruments is based on quoted market values. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the funds’ investments.

—   Borrowings

The fair value of borrowings approximates its carrying amounts as the impact of credit risk is included in the measurement of carrying amounts.

—   Financial instruments

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 31 December 2014. All derivatives are carried in the statement of financial position at fair value.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;

Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

224	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Carrying value					Fair Value
Figures in million – SA rand	Fair value through profit and loss	Loans and other receivables	Available for sale	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total

31 December 2014

Financial assets

Not measured at fair value:

– Cash and cash equivalents	–	562.9	–	–	562.9

– Trade and other receivables	–	661.8	–	–	661.8

– Financial guarantee asset	–	282.6	–	–	282.6

Measured at fair value:

– Environmental rehabilitation obligation funds	2,192.8	–	–	–	2,192.8	2,192.8	–	–	2,192.8

– Investments	–	–	1.4	–	1.4	–	–	1.4	1.4

Financial liabilities

Not measured at fair value:

– Trade and other payables	–	–	–	2,232.1	2,232.1

– Financial guarantee liability	–	–	–	197.0	197.0

– Borrowings	–	–	–	3,170.0	3,170.0

31 December 2013

Financial assets

Not measured at fair value:

– Cash and cash equivalents	–	1,492.4	–	–	1,492.4

– Trade and other receivables	–	659.9	–	–	659.9

– Related-party receivables	–	290.2	–	–	290.2

Measured at fair value:

– Environmental rehabilitation obligation funds	1,588.1	–	–	–	1,588.1	1,588.1	–	–	1,588.1

– Investments	–	–	1.4	–	1.4	–	–	1.4	1.4

Financial liabilities

Not measured at fair value:

– Trade and other payables	–	–	–	1,671.6	1,671.6

– Financial guarantee liability	–	–	–	206.6	206.6

– Borrowings	–	–	–	1,990.9	1,990.9

Sibanye Gold Integrated Annual Report 2014	225

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

42.	FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

	Carrying value					Fair Value
Figures in million – SA rand	Fair value through profit and loss	Loans and other receivables	Available for sale	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
31 December 2012

Financial assets

Not measured at fair value:

– Cash and cash equivalents	–	291.8	–	–	291.8

– Trade and other receivables	–	364.3	–	–	364.3

– Related-party receivables	–	548.1	–	–	548.1

Measured at fair value:

– Environmental rehabilitation obligation funds	1,331.1	–	–	–	1,331.1	1,073.9	257.2	–	1,331.1

– Investments	–	–	1.5	–	1.5	–	–	1.5	1.5

Financial liabilities

Not measured at fair value:	–

– Trade and other payables	–	–	–	1,369.0	1,369.0

– Financial guarantee liability	–	–	–	196.4	196.4

– Borrowings	–	–	–	4,220.0	4,220.0

– Related-party payables	–	–	–	17,145.5	17,145.5
Environmental rehabilitation obligation funds
Comprises interest-bearing short-term investments valued using quoted market prices.
Unlisted investments
Comprise investments in unlisted companies which are accounted for at directors’ valuation adjusted for impairments where appropriate.

226	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43.	RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Controlling and managing risk in the Group

Sibanye has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Sibanye’s Board of Directors (the Board). Management of financial risk is centralised at Sibanye’s treasury department (Treasury), which acts as the interface between Sibanye’s Operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Board and Executive Committee.

The Board has approved dealing limits for money market, foreign exchange and commodity transactions, which Treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

The objective of Treasury is to manage all financial risks arising from the Group’s business activities in order to protect profit and cash flows. Treasury activities of Sibanye and its subsidiaries are guided by the Treasury Policy, the Treasury Framework as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board, which are reviewed and approved annually by the Audit Committee.

The financial risk management objectives of the Group are defined as follows:

—	Liquidity risk management: the objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient management of cash and usage of credit facilities.

—	Currency risk management: the objective is to maximise the Group’s profits by minimising currency fluctuations.

—	Funding risk management: the objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.

—	Investment risk management: the objective is to achieve optimal returns on surplus funds.

—	Interest rate risk management: the objective is to identify opportunities to prudently manage interest rate exposures.

—	Counterparty exposure: the objective is to only deal with approved counterparts that are of a sound financial standing and who have an official credit rating. The Group is limited to a maximum investment of 2.5% of the financial institutions’ equity, which is dependent on the institutions’ credit rating. The credit rating used is Fitch Ratings’ short-term credit rating for financial institutions.

—	Commodity price risk management: commodity risk management takes place within limits and with counterparts as approved in the treasury framework.

—	Operational risk management: the objective is to implement controls to adequately mitigate the risk of error and/or fraud.

—	Banking relations management: the objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are co-ordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.

Credit risk

Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligation.

The Group has reduced its exposure to credit risk by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

Trade receivables are reviewed on a regular basis and an allowance for impairment is raised when they are not considered recoverable.

The combined maximum credit risk exposure is as follows:

Figures in million – SA rand	2014	2013	2012

Environmental rehabilitation obligation funds	2,192.8	1,588.1	1,331.1

Trade and other receivables	661.8	659.9	364.3

Related-party receivables	–	–	548.1

Cash and cash equivalents	562.9	1,492.4	291.8

Financial guarantee asset	282.6	290.2	–

Sibanye Gold Integrated Annual Report 2014	227

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

43.	RISK MANAGEMENT ACTIVITIES (continued)

Trade receivables comprise banking institutions purchasing gold bullion. These receivables are in a sound financial position and no impairment has been recognised.

Trade and other receivables above exclude VAT and pre-payments.

Receivables that are past due but not impaired total R19.4 million (2013: R10.4 million and 2012: R7.3 million). At 31 December 2014, receivables of R0.3 million (2013: R0.8 million and 2012: R5.2 million) are considered impaired and are provided for.

Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the abovementioned investment risk management and counterparty exposure risk management policies.

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments:

Figures in million – SA rand	Total	Within one year	Between one and five years	After five years
31 December 2014

Trade and other payables	2,232.1	2,232.1	–	–

Financial guarantee [1]	11,560.0	11,560.0	–	–

Borrowings [2]

– Capital	4,041.0	500.0	1,574.6	1,966.4

– Interest	1,754.9	124.3	81.9	1,548.7

Total	19,588.0	14,416.4	1,656.5	3,515.1

31 December 2013

Trade and other payables	1,671.6	1,671.6	–	–

Financial guarantees [1]	10,340.0	10,340.0	–	–

Borrowings [2]

– Capital	2,000.0	500.0	1,500.0	–

– Interest	334.8	153.6	181.2	–

Total	14,346.4	12,665.2	1,681.2	–

31 December 2012

Trade and other payables	1,369.0	1,369.0	–	–

Financial guarantees [1]	15,168.9	15,168.9	–	–

Related-party payables	17,145.5	17,145.5	–	–

Borrowings [2]

– Capital	4,220.0	2,220.0	2,000.0	–

– Interest	590.0	176.1	413.9	–

Total	38,493.4	36,079.5	2,413.9	–

1 Financial guarantee relates to Sibanye’s gross exposure in respect of the Gold Fields group’s borrowings at 31 December 2014, 2013 and 2012.

2 Borrowings – JIBAR and LIBOR at 31 December 2014 adjusted by specific facility agreement between 4.00% and 5.22%.

228	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Market risk

The Group is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, the Group may enter into derivative financial instruments to manage some of these exposures.

Sensitivity analysis

The sensitivity analysis shows the effects of reasonable possible changes of relevant risk variables on profit and loss or shareholders’ equity. The Group is exposed to commodity price, currency and interest rate risks. The effects are determined by relating the reasonable possible change in the risk variable to the balance of financial instruments at period end date.

The amounts generated from the sensitivity analyses are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

Foreign currency sensitivity

General and policy

In the ordinary course of business, the Group enters into transactions, such as gold sales, denominated in foreign currencies, primarily US dollar. Although this exposes the Group to transaction and translation exposure from fluctuations in foreign currency exchange rates, the Group does not generally hedge this exposure, although it could be considered for significant expenditures based in foreign currency or those items which have long lead times to produce or deliver. Also, the Group on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to financial guarantee (refer to note 22), Franco-Nevada liability (refer to note 30(b)(iii)) and Burnstone Debt (refer to note 30(c)).

Foreign currency hedging experience

As at 31 December 2014, 2013 and 2012 there were no material foreign currency contract positions.

Commodity price sensitivity

Gold

The market price of gold has a significant effect on the results of operations of the Group and the ability of the Group to pay dividends and undertake capital expenditures. The gold price has historically fluctuated widely and is affected by numerous industry factors over which the Group does not have any control. The aggregate effect of these factors on the gold price, all of which are beyond the control of the Group, is impossible for the Group to predict.

Commodity price hedging policy

Gold

As a general rule, the Group does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold hedging could, however, be considered in future under one or more of the following circumstances: to protect cash flows at times of significant capital expenditure; financing projects or to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, the Group seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or related to parties of, the Group.

Commodity price hedging experience

As at 31 December 2014, 2013 and 2012 there were no commodity price contracts.

Interest rate sensitivity

General

As the Group has no significant interest-bearing assets. The Group’s interest rate risk arises from long-term borrowings.

As of 31 December 2014, the Group’s total borrowings amounted to R3,170.0 million (2013: R1,990.9 million and 2012:

R4,220.0 million). The Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. Refer to note 30 for all the borrowings and the relevant interest rates per facility.

The portion of Sibanye’s interest-bearing debt at period end that is exposed to interest rate fluctuations is R1,979.5 million (2013: R1,990.9 million and 2012: R4,220.0 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

R1 979.5 million (2013: R1,990.9 million and 2012: R4,220.0 million), the total debt exposed to interest rate fluctuations at the end of the period is exposed to changes in the JIBAR rate. The relevant interest rates for each facility are described in note 30.

Sibanye Gold Integrated Annual Report 2014	229

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

43.	RISK MANAGEMENT ACTIVITIES (continued)

The table below summarises the effect of a change in finance expense on the Group’s profit and loss had JIBAR differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

Interest rate sensitivity analysis

Figures in million – SA rand	2014	2013	2012
Sensitivity to JIBAR interest rates

Change in interest for a:

1.5% Increase in JIBAR	31.5	54.6	20.9

1.0% Increase in JIBAR	21.0	36.4	13.9

0.5% Increase in JIBAR	10.5	18.2	7.0

0.5% Decrease in JIBAR	(10.5)	(18.2)	(7.0)

1.0% Decrease in JIBAR	(21.0)	(36.4)	(13.9)

1.5% Decrease in JIBAR	(31.5)	(54.6)	(20.9)

44.	RELATED-PARTY TRANSACTIONS

Sibanye entered into related-party transactions with Rand Refinery, Gold Fields and its subsidiaries during the year as detailed below. The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however in certain circumstances such as related-party loans, the transactions were not at arm’s length.

After the unbundling Gold Fields and its subsidiaries are no longer considered to be related parties of the Group, notwithstanding a transitional services agreement entered into before the unbundling.

Refer to the Remuneration Report on pages 152 to 157 for key management remuneration.

Rand Refinery

Rand Refinery, in which Sibanye holds a 33.1% interest, has an agreement with the Group whereby it refines all the Group’s gold production. No dividends were received during the years ended 31 December 2014, 2013 and 2012. Refer to note 19 for the loan granted to Rand Refinery.

Gold Fields group

As indicated in the accounting policies, Sibanye was a wholly owned subsidiary of Gold Fields up to the unbundling date, thus transactions with the Gold Fields group prior to the unbundling, as well as transactions per the transitional services agreement that was entered into with the Gold Fields group prior to the unbundling to continue providing services up to a certain date after the unbundling are considered to be related party transactions.

Transactions that were related-party transactions up to the unbundling and per the transitional services agreement have ceased, been cancelled and settled. These services by the Group to Gold Fields and by Gold Fields Group Services Proprietary Limited (GFGS) to the Group included corporate functions and infrastructure support, purchasing, administration, security, training, medical, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, on a transitional basis up to November 2013.

During 2012 and up to unbundling GFGS charged a management fee (corporate expenditure) relating to the provision of corporate services such as financial reporting, treasury, tax and legal services, secretarial, technical services and human resources. Corporate expenditure costs were determined based on the time spent by the Gold Fields corporate staff on providing the above mentioned services to the Group.

Refer to note 22 for details relating to the Gold Fields guarantee and fees received for the guarantee.

230	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below details the transactions and balances between the Group and its related-parties:

Figures in million – SA rand	2014	2013	2012
Income from services rendered to Gold Fields group companies (refer to note 8)

Administration services	–	33.2	69.6

Security services	–	34.2	28.9

Training services	–	16.0	14.8

Medical services	–	19.0	16.5

Expenditure

Management fees paid to Gold Fields Group Services	–	(12.5)	(66.7)

Refining fees paid to Rand Refinery	(30.6)	(12.1)	(12.9)

Trade receivables from Gold Fields group companies

Gold Fields Group Services	–	–	134.9

South Deep Mine	–	–	290.8

Gold Fields Ghana	–	–	59.2

Other Gold Fields group companies	–	–	63.2

Trade payables to Gold Fields group companies

Gold Fields Group Services	–	–	(37.6)

Loans payable to Gold Fields group companies

GFLMS Loan [1]	–	–	(17,108.0)

Loan receivable from other related-parties

Rand Refinery	384.6	–	–
[1] This loan was unsecured, interest-free and had no fixed terms of repayment. Refer to note 1 where this loan was repaid as part of the unbundling.

45.	CAPITAL MANAGEMENT

The Group’s primary objective with regards to managing its capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that: optimises the cost of capital; maximises shareholders’ returns; and ensures that the Group remains in a sound financial position.

There were no changes to the Group’s overall capital management approach during the current year.

The Group manages and makes adjustments to the capital structure as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. Opportunities in the market are also monitored closely to ensure that the most efficient funding solutions are implemented.

The Group monitors capital using the ratio of net external debt to earnings (operating profit) before interest, taxes, depreciation and amortisation (EBITDA), but does not set absolute limits for this ratio. The Group is comfortable with a ratio of net debt to EBITDA of one times or lower.

Figures in million – SA rand	2014	2013	2012
Borrowings [1]	2,035.6	1,990.9	4,220.0

Cash and cash equivalents [2]	529.6	1,492.4	291.8

Net debt [3]	1,506.0	498.5	3,928.2

EBITDA [4]	7,469.1	7,357.9	5,729.7

Net debt to EBITDA (Ratio)	0.20	0.07	0.69

   [1] Borrowings are only those borrowings that have recourse to Sibanye. Borrowings thus exclude the Burnstone Debt (refer to note 30). Borrowings at 31 December 2012 also excludes related-party loans.

   [2] Cash and cash equivalents exclude cash of Burnstone.

   [3] Net debt excludes Burnstone Debt, Burnstone cash and related-party loans.

   [4] EBITDA is net operating profit before depreciation and amortisation.

Sibanye Gold Integrated Annual Report 2014	231

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

46.	LIQUIDITY

The Group’s current liabilities exceeded its current assets by R1,630.1 million as at 31 December 2014. Current liabilities at 31 December 2014 include the financial guarantee liability of R197.0 million which does not reflect the true liquidity of Sibanye per se, as Sibanye believes that Gold Fields is currently in the position to meet its obligations under its US$1 billion 4.875% guaranteed notes.

The current portion of borrowings of R554.2 million includes the two semi-annual repayments due and payable in June and December 2015, respectively.

Sibanye generated cash from operating activities of R4.1 billion for the year ended 31 December 2014. If the acquisition related cash outflows during the year are added back to the cash from operating activities, the Group would have had R1.3 billion in additional cash on the statement of financial position, confirming the strong cash generating ability of the Group. Over and above the Group has committed unutilised debt facilities of R2.0 billion at 31 December 2014.

The Directors believe that the cash-generated by its operations and the remaining balance of the Group’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

232	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.	RECONCILIATION OF COMPARATIVE IFRS FINANCIAL STATEMENTS TO US GAAP FINANCIAL STATEMENTS

Accounting policy

Preparation of US GAAP financial statements

With effect from 1 January 2014 and for all future periods, the Group will report its financial results in accordance with IFRS as issued by the International Accounting Standards Board in all financial communications, including reports to the United States Securities and Exchange Commission (the SEC). Up to and including the year ended 31 December 2013, the Group reported its financial results in accordance with United States Generally Accepted Accounting Principles in the United States (US GAAP). Up to and including the year ended 31 December 2013, the Group has also been preparing consolidated financial statements in South Africa in accordance with IFRS as required by the South African Companies Act.

In accordance with paragraph 6345.2 of the Division of Corporation Finance Financial Reporting Manual a reconciliation from US GAAP to IFRS as of and for the years ended 31 December 2013 and 2012, for the consolidated statements of financial position and the consolidated statements of income has been presented for the reconciliation.

With effect from 1 January 2014 the decision was taken to prepare IFRS financial statements, refer to note 1. Comparative IFRS financial statements can be reconciled to US GAAP financial statements as follows:

			SA rand		US dollar
Figures in million			2013	2012	2013	2012
INCOME STATEMENT RECONCILIATION

Net income per US GAAP financial statements			2,175.4	2,967.3	226.5	362.3

Reconciling items in amortisation and depreciation

Business combination – acquisition of Kloof during the formation of Original Gold Fields	(a	)	49.2	33.2	5.1	4.0

Business combination – acquisition of Driefontein during the formation of Gold Fields	(b	)	110.5	110.5	11.5	13.6

Environmental rehabilitation obligation	(c	)	(39.8)	(16.5)	(4.1)	(2.0)

Interest capitalised	(d	)	0.3	0.3	–	–

Depreciation and amortisation of Beatrix West property, plant and equipment	(e	)	84.5	–	8.8	–

Reconciling items in finance expense

Environmental rehabilitation obligation	(c	)	41.9	59.7	4.4	7.3

Reconciling items in (loss)/gain on financial instruments

Debt guarantee in respect of Gold Fields’s debt	(f	)	(5.5)	24.1	(0.6)	2.9

Reconciling items in gain on foreign exchange differences

Debt guarantee in respect of Gold Fields’s debt	(f	)	5.4	(10.3)	0.6	(1.3)

Impairment of Beatrix West property, plant and equipment	(e	)	–	–	4.2	–

Reconciling items in impairment

Impairment of Beatrix West property, plant and equipment	(e	)	(821.0)	–	(89.7)	–

Reconciling items in loss on loss of control of subsidiary

Consolidation of a subsidiary	(g	)	(30.2)	–	(3.1)	–

Reconciling items in mining and income taxation

Mining and income taxation	(i	)	127.6	(188.1)	13.3	(22.9)

Net profit per IFRS financial statements			1,698.3	2,980.2	176.9	363.9

The average exchange rate for the year ended 31 December 2013 was R9.60/US$ (2012: R8.19/US$)

Sibanye Gold Integrated Annual Report 2014	233

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

CONTINUED

47.	RECONCILIATION OF COMPARATIVE IFRS FINANCIAL STATEMENTS TO US GAAP FINANCIAL STATEMENTS (continued)

		SA rand		US dollar
Figures in million		2013	2012	2013	2012
NET ASSETS RECONCILIATION

Total equity per US GAAP financial statements		11,103.0	(8,272.2)	1,073.8	(965.2)

Reconciling items to property, plant and equipment

Business combination – acquisition of Kloof during the formation of Original Gold Fields	(a)	(506.7)	(556.2)	(49.0)	(64.9)

Business combination – acquisition of Driefontein during the formation of Gold Fields	(b)	(1,020.6)	(1,130.4)	(98.7)	(131.9)

Environmental rehabilitation obligation	(c)(e)	198.5	365.9	19.2	42.7

Interest capitalised		(20.8)	(21.1)	(2.0)	(2.5)

Impairment of Beatrix West property, plant and equipment	(e)	(785.8)	–	(76.0)	–

Depreciation and amortisation of Beatrix West property, plant and equipment	(e)	84.8	–	8.2	–

Consolidation of a subsidiary	(g)	(41.4)		(4.0)	–

Reconciling items to equity-accounted investments

Investments in equity method investees	(h)	27.9	27.9	2.7	3.2

Consolidation of a subsidiary	(g)	5.0	–	0.5	–

Reconciling items to liabilities

Environmental rehabilitation obligation	(a)	(245.1)	(380.5)	(23.7)	(44.4)

Consolidation of a subsidiary	(g)	10.4	–	1.0	–

Debt guarantee in respect of Gold Fields’ debt	(f)	85.8	(196.3)	8.3	(22.9)

Reconciling items to net deferred mining and income taxation

Deferred mining and income taxation	(i)	528.4	490.2	51.1	57.2
Total equity per IFRS financial statements		9,423.4	(9,672.7)	911.4	(1,128.6)

The closing exchange rate at 31 December 2013 was R10.34/US$ (2012: R8.57/US$)

Notes to the reconciliation of comparative IFRS financial statements to US GAAP financial statements:

(a)	Business combination – acquisition of Kloof during the formation of Original Gold Fields

Under US GAAP, the Company accounted for the assets and liabilities acquired from Gold Fields of South Africa Limited at historical cost, and the assets and liabilities acquired from Gencor Limited and outside shareholders at fair value. Consolidation journals were pushed down into the entity under US GAAP. Under IFRS, no pushdown accounting was applied, and both the Gold Fields of South Africa Limited and Gencor Limited transactions were accounted for at historical cost. The difference in original recorded amounts in respect of property, plant and equipment has also resulted in different depreciation and amortisation charges between US GAAP and IFRS.

(b)	Business combination – acquisition of Driefontein during the formation of Gold Fields

Under US GAAP, the group accounted for the assets and liabilities acquired in 1999 during the formation of Gold Fields Group as a purchase and as consolidation journals were pushed down into the entity, the excess purchase price was capitalised to property, plant and equipment and is being amortised over its useful life. Under IFRS, Sibanye was formed in 2004 when it acquired the assets and liabilities at historical cost. The difference in original recorded amounts has resulted in different depreciation and amortisation charges between US GAAP and IFRS.

234	Sibanye Gold Integrated Annual Report 2014

ANNUAL FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Environmental rehabilitation obligation

Revisions to the environmental rehabilitation obligation

Changes resulting from revisions in the timing or amount of estimated cash flows are recognised as an increase or decrease in the carrying amount of the provision for environmental rehabilitation and the associated capitalised retirement cost for US GAAP. Under IFRS, all changes in the carrying amount of the environmental rehabilitation obligation are recognised as an increase or decrease in the carrying amount of the associated capitalised rehabilitation cost.

In addition, under US GAAP any decreases in the provision for environmental rehabilitation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing provision for environmental rehabilitation, and should be measured at the historical credit adjusted discount rate used to measure the initial provision for environmental rehabilitation. The current discount rate is applied to measure the environmental rehabilitation obligation under IFRS. Due to differences between US GAAP and IFRS, accounting models differences will arise.

Depreciation and amortisation of rehabilitation asset and interest charged on the environmental rehabilitation obligation

For reasons discussed above the environmental rehabilitation obligation’s carrying value for US GAAP is different to that under IFRS, which in combination with a different discount rate results in a different depreciation and amortisation charge and interest charge on environmental rehabilitation obligation.

Accretion expense reclassification

For US GAAP the accretion expense from the unwinding of the provision for environmental rehabilitation is classified as operating costs. Under IFRS, the accretion expense is classified as finance expense.

(d)	Interest capitalised

Under US GAAP, total outstanding debt financing was taken into account in calculating the amount of borrowing cost to be capitalised. Under IFRS, borrowing costs are capitalised to the extent that qualifying assets are financed through specific debt financing or general outstanding debt not for any specific purpose other than funding the operations of the Group. The difference arises from the amortisation of the historical difference that was capitalised.

(e)	Impairment of Beatrix West property, plant and equipment

Impairment

Under US GAAP, Beatrix West was not impaired as the carrying value of the asset group did not exceed the undiscounted cash flows. Under IFRS, Beatrix West was impaired at 30 June 2013.

Depreciation and amortisation

For the reason discussed above, the carrying value under US GAAP is different to that under IFRS, which results in a different depreciation and amortisation charge.

(f)	Debt guarantee in respect of Gold Fields’s debt

Under US GAAP, a guarantee by a subsidiary of the debt owed to a third party by either its parent or another subsidiary of that parent is excluded from the initial recognition. As of the unbundling date the financial guarantee liability was recognised for the debt guarantee provided by Sibanye to Gold Fields, refer to note 22. The liability is amortised over the remaining period of the guarantee. Under IFRS, a financial guarantee liability is recognised for the debt guarantee provided by the Group to Gold Fields’s debt issuers. The different valuation at initial recognition dates results in a different amortisation charge.

(g)	Consolidation of a subsidiary

Under US GAAP, Sibanye controls Living Gold and is consolidated. On 31 December 2013, under IFRS Living Gold was derecognised as a subsidiary and accounted for as an equity-accounted investee.

(h)	Investments in equity investees

For US GAAP, this investment was accounted for under the equity method since acquisition. Under IFRS, an equity investment exceeding a 20% shareholding was treated as an available-for-sale investment prior to year ended 30 June 2003.

(i)	Mining and income taxation

The reconciling items related to net deferred tax liabilities are as a consequence of the differences in the book values of the underlying assets and liabilities between those used for US GAAP and IFRS.

Sibanye Gold Integrated Annual Report 2014	235

ADMINISTRATIVE DETAILS SHAREHOLDER INFORMATION

SHAREHOLDER INFORMATION

Registered shareholder spread

Shareholder spread	Number of holders	% of total shareholders	Number of shares	% of issued capital

1—1,000 shares	13,103	83.30	2,516,717	0.28

1,001—10,000 shares	1,852	11.77	7,111,418	0.79

10,001 – 100,000 shares	464	2.95	30,075,544	3.35

100,001—1,000,000 shares	243	1.55	85,234,450	9.48

1,000,001 shares and above	68	0.43	773,902,067	86.10
Total	15,730	100.00	898,840,196	100.00

Public and non-public shareholdings

Shareholder type	Number of holders	% of total shareholders	Number of shares	% of issued capital

Non-public shareholders	8	0.05	15,435,731	1.72

• Directors	5	0.03	183,392	0.02

• Share trust	1	0.01	13,525,394	1.51

• Own holding	2	0.01	1,726,945	0.19

Public shareholders	15,722	99.95	883,404,465	98.28
Total	15,730	100.00	898,840,196	100.00

Beneficial shareholdings above 3%

Beneficial shareholdings			Total shareholding	%

Gold One			178,004,754	19.80

Government Employees Pension Fund (PIC)			74,234,416	8.26

Beneficial shareholder categories

Category	Total shareholding	% of issued capital	Number of holders	%

American Depositary Receipts	244,432,718	27.19	76	0.48

Other Managed Funds	221,165,757	24.61	101	0.64

Unit Trusts/Mutual Funds	163,473,879	18.19	212	1.35

Pension Funds	151,677,904	16.87	202	1.28

Private Investors	26,114,186	2.91	104	0.66

Trading Position	23,396,648	2.60	27	0.17

Custodians	23,253,139	2.59	64	0.41

Sovereign Wealth	20,148,644	2.24	12	0.08

Insurance Companies	10,826,937	1.20	15	0.09

Exchange-Traded Fund	6,392,989	0.71	12	0.08

Corporate Holding	2,753,663	0.31	3	0.02

University	2,519,255	0.28	9	0.06

Charity	1,398,737	0.16	6	0.04

Investment Trust	588,029	0.07	4	0.02

Local Authority	218,352	0.02	1	0.01

Hedge Fund	123,000	0.01	1	0.01

Foreign Government	71,000	0.01	2	0.01

Stock Brokers	39,466	0.00	1	0.01

Remainder	245,893	0.03	14,878	94.58
Total	898,840,196	100.00	15,730	100.00

236	Sibanye Gold Integrated Annual Report 2014

ADMINISTRATIVE DETAILS SHAREHOLDER INFORMATION

Investment management shareholdings above 3%
Investment manager	Total shareholding	%
Allan Gray Proprietary Limited	89,681,047	9.98

Public Investment Corporation (SOC) Limited	71,372,617	7.94

Old Mutual Plc	47,870,156	5.33

Van Eck Associates Corporation	45,569,180	5.07

Dimensional Fund Advisors	37,800,158	4.21

Investec	29,171,028	3.25

Foreign custodians above 3%
Custodian	Total shareholding	%
Bank of New York Depositary Receipts	244,432,718	27.19

State Street Bank and Trust Company	39,949,001	4.44

Chase Nominees Limited	30,289,746	3.37

Sibanye Gold Integrated Annual Report 2014	237

ADMINISTRATIVE DETAILS ADMINISTRATION AND CORPORATE INFORMATION

ADMINISTRATION AND CORPORATE INFORMATION

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

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

Tel: +27 11 278 9600

Fax: +27 11 278 9863

SIBANYE GOLD LIMITED

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN – ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyegold.co.za

DIRECTORS

Sello Moloko* (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Chris Chadwick#

Robert Chan*

Timothy Cumming*

Barry Davison*

Rick Menell*

Nkosemntu Nika*

Keith Rayner*

Zola Skweyiya*

Susan van der Merwe*

Jerry Vilakazi*

*      Independent non-executive

#      Non-executive

JSE SPONSOR

JP Morgan Equities South Africa

(Proprietary) Limited

(Registration number: 1995/011815/07)

1 Fricker Road, Illovo, Johannesburg, 2196

Private Bag X9936, Sandton, 2196, South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AMERICAN DEPOSITARY RECEIPT TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh, PA 15252-8516

US Toll Free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Kim Schwarz

Vice President, Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2852

Mobile: +1 347 515 0068

Fax: +1 212 571 3050

Email: kimberly.schwarz@bnymellon.com

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

FURTHER INFORMATION

KEY INFORMATION

Exchange Rates

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for U.S. dollars, expressed in Rand per $1.00.

Year ended		Average

30 June 2010		7.58

31 December 2011		7.22

31 December 2012		8.19

31 December 2013		9.60

31 December 2014		10.82

Through 17 March 2015		11.68

Month ended	High	Low
30 September 2014	11.28	10.67

31 October 2014	11.33	10.84

30 November 2014	11.26	10.95

31 December 2014	11.70	11.00

31 January 2015	11.72	11.40

28 February 2015	11.80	11.29

Through 17 March 2015	12.47	11.77

The closing rate for the Rand on 17 March 2015, as reported by I-Net Bridge, was R12.35 per $1.00. Fluctuations in the exchange rate between the Rand and the U.S. dollar will affect the dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the ADRs on the NYSE. These fluctuations will also affect the U.S. dollar amounts received by owners of ADRs on the conversion of any dividends paid in Rand on the ordinary shares.

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

Risks related to Sibanye’s business

Sibanye’s operations and profits have been and may be adversely affected by strikes, union activity and new and existing labour laws.

Organised labour dynamics in the South African mining sector are volatile and uncertain and may have a material adverse impact on our operations, production and financial performance. A recent increase in union activity and labour unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. In particular, strikes during the second half of fiscal 2012, caused work stoppages at Kloof, Driefontein and Beatrix, resulting in significant production losses. While the outcome of the wage negotiations with the unions in fiscal 2013 was relatively positive, in light of the recent labour unrest there can be no guarantee that future negotiations, including wage negotiations scheduled to take place in May 2015, will not be accompanied by further strikes, work stoppages or other disruptions. For example, the National Union of Mineworkers (NUM) threatened action against Sibanye in its National Executive Committee statement released on 25 February 2014. Furthermore, rivalry between unions, such as the Association of Mineworkers and Construction Union (AMCU) and the NUM, may destabilise labour relations in the gold mining sector, as occurred in the platinum mining sector during wage negotiations in fiscal 2014. AMCU currently has minority recognition status at Beatrix and Kloof and majority status at Driefontein. For example, on 5 February 2015, a conflict occurred between AMCU and NUM members at Beatrix, resulting in injuries to nine Sibanye employees. Operations at Beatrix were temporarily suspended as a result of the incident, and only resumed on 9 February 2015 after the Sibanye and the rival unions agreed to commit to maintaining peaceful co-existence and a safe working environment for employees.

Further, worker pay has been rising in the South African gold mining industry at a steady pace with average wage inflation consistently higher than the benchmark inflation rate. In June 2014, the South African government announced that it was investigating the introduction of a national minimum wage or “living wage” to address “income inequality”. A report on the national minimum wage and its implications is due in July 2015. As a member of Business Unity South Africa (BUSA), the Chamber of Mines addressed Parliament’s Portfolio Committee on Labour in September 2014. BUSA has since entered into negotiations with the National Economic Development and Labour Council (Nedlac) on this matter.

In the event that Sibanye experiences further industrial relations-related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity or increased wages, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer-term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production and Sibanye will not re-commence mining until health and safety conditions are considered appropriate to do so.

Sibanye’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye to lower its estimated mineral reserves.

The mineral reserves stated in this annual report are estimates based on assumptions regarding, among other things, Sibanye’s costs, expenditures, commodity prices, exchange rates, metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond our control. In the event that we adversely revise any of the assumptions that underlie our mineral reserves, Sibanye may need to revise its mineral reserves downwards. Any downward revision in Sibanye’s mineral reserves and, over the longer term, any failure to replace reserve ounces as they are mined may have a material adverse effect on its business, operating results and financial condition. See “—Reserves of Sibanye as of 31 December 2014.”

To the extent that Sibanye seeks to expand through acquisitions, it may experience delays or other issues in executing acquisitions or managing and integrating the acquisitions with its existing operations.

Sibanye may pursue growth opportunities that allow it to leverage its existing processing capacity and infrastructure and extend its operating life. Such growth may occur through the acquisition of other companies and assets, development projects, or by entering into joint ventures. Sibanye may also seek to enter mining sectors related to its existing operations, such as platinum mining, through acquisitions or other business combination transactions. For example, Sibanye is participating in the asset auction process being run by Anglo American Platinum Limited and expects to assess other opportunities in fiscal 2015. Any such acquisition or joint venture may change the scale of Sibanye’s business and operations and may expose it to new geographic, geological, commodity, political, social, labour, operating, financial, legal, regulatory and contractual risks. Further, if Sibanye acquires any assets that produce commodities other than gold, Sibanye may be exposed to the risk of operating in an environment and market with which its management has little or no experience. For example, Sibanye started producing uranium from its Cooke operations (Cooke) during fiscal 2014. There can be no assurance that any acquisition or joint venture, including the acquisition of Cooke from Gold One International Limited (Gold One), the acquisition of Witwatersrand Consolidated Gold Resources Limited (Wits Gold) and Sibanye Gold Eastern Operations Proprietary Limited (SGEO (previously Southgold Exploration Proprietary Limited)) assets, or the acquisition of any new platinum mining assets or operations, will achieve the results intended, and, as such, could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Prior to acquiring Cooke from Gold One and prior to acquiring Wits Gold and SGEO (together, the Acquisition Assets) Sibanye was able to conduct only limited due diligence on the Acquisition Assets. There can be no assurance that Sibanye identified all the liabilities of, and risks associated with, the Acquisition Assets prior to acquiring them or that it will not be subject to unknown liabilities of, and risks associated with, the Acquisition Assets, including liabilities and risks that may become evident only after Sibanye has been involved in the operational management of the Acquisition Assets for a longer period of time.

Sibanye faces intense competition for the acquisition of attractive mining properties. From time to time, Sibanye evaluates the acquisition of an ore reserve, development properties or operating mines, either as stand-alone assets or as part of existing companies. The decision to acquire these properties may be based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the ore reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the ore reserve.

The integration of any acquired assets requires management capacity. There can be no assurance that Sibanye’s current management team has sufficient capacity, nor that it can acquire additional skills to supplement that capacity, to integrate any new assets and operations into the Group and to realise cost and operational efficiencies at the acquired assets or maintain those at the existing operations.

To the extent that Sibanye seeks to expand its current mining operations, it may experience problems associated with mineral exploration or developing mining projects.

In order to expand its operations and reserve base organically, Sibanye may investigate the exploitation of mineralisation below the current mining levels and infrastructure limits at its operations. Projects of this nature are generally capital intensive, have long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site. Further, if Sibanye explores the production of commodities other than gold, Sibanye may be exposed to the risk of operating in an environment and market with which its management has little or no experience. In addition, to the extent Sibanye participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardise the success of the project.

Due to the nature of deep level gold mining and the extensive environmental footprint of the operations, environmental hazards, industrial accidents, mining accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities.

Gold mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These may include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other accidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials.

We are at risk of experiencing environmental or other industrial hazards, as well as industrial and mining accidents, and we are more susceptible than other mining operations to certain of these risks due to mining at deep levels. Furthermore, there are risks that the DMR may impose fines and stop orders (section 54 stoppages), which will reduce or halt production until lifted. The occurrence of any of these events could delay or halt production, increase production costs and result in financial and regulatory liability for Sibanye, which could have a material adverse effect on its business, operating results and financial condition.

Due to ageing infrastructure at our operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents.

Nearly all of our operating shafts and processing plants are more than 30 years old. Maintaining this infrastructure requires skilled human resources, capital allocation, management and regular, planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required. Although we have a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on our business, operating results and financial condition.

Sibanye’s mineral rights are subject to legislation, which could impose significant costs and burdens.

Our operations in South Africa are subject to legislation regulating mineral rights. This includes broad-based black economic empowerment (BEE) legislation designed to effect the entry of historically disadvantaged South Africans (HDSAs), into the mining industry and increase their participation in the South African economy. The Mineral and Petroleum Resources and Development Act (MPRDA) came into effect on 1 May 2004. The MPRDA transferred ownership of mineral resources to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry and advance social and economic development. As custodian, the South African government exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant the rights required to prospect and mine for minerals. Mining companies were required to apply for the right to mine and/or prospect and to convert existing mining rights to “new order” mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the grant of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the MPRDA. The MPRDA also required that mining companies submit social and labour plans (SLPs) to the DMR, which set out their commitments relating to, among other things, human resource development, labour planning and economic development planning. In order to provide guidance on the fulfilment of these broad-based socio-economic empowerment requirements to the mining industry, the DMR published a broad-based socio-economic empowerment charter for the South African mining and minerals industry known as the Mining Charter, which also became effective on 1 May 2004.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad-based socio-economic empowerment requirements espoused in Section 2 of the MPRDA and the Mining Charter, as well as the Amended Mining Charter. In terms of the Mining Charter, as amended, all mining companies must achieve, among other things, 26% ownership by HDSAs of mining assets by the end of 2014 (to be reported on by 31 March 2015) and a minimum of 40% HDSA demographic representation at the executive management, senior management, middle management, junior management and core and critical skills levels (subject to offsets) in order to comply with the open-ended broad-based socio-economic empowerment requirements of the MPRDA. See “Environmental and Regulatory Matters—Mineral Rights.” In fiscal 2014, the DMR announced that it has launched audits of mining companies to determine their compliance with the BEE requirements of the Mining Charter and Amended Mining Charter. Following the Moloto Audit Report, the government of South Africa has also announced that it intends to conduct a review of the Mining Charter template in fiscal 2015. However, the DMR abandoned the audit process and preferred instead to conduct an in-house DMR driven audit. This created uncertainty as it was unclear what the status of the then-ongoing Moloto audit process was. In 2015, DMR directed mining companies to provide information related to compliance with the Mining Charter via a new revised electronic reporting template. However, this template has raised concerns among mining companies due to the fact that it only asks for specific information, without providing the ability to include details of historical facts or transactions relating to compliance with the Mining Charter’s HDSA ownership requirements. The approach followed by the DMR poses a risk that government may order the suspension or cancellation of mining rights for mining companies deemed not to be in compliance with the requirements of the Amended Mining Charter.

In 2004, Gold Fields undertook a BEE transaction, transferring an amount equivalent to 15% of its equity in Sibanye to Mvelaphanda Gold Proprietary Limited (Mvelaphanda Gold). In 2010, a further effective interest of 10% was allocated to an Employee Share Ownership Plan (ESOP) and another 1% in an empowerment deal. At the end of 2014, 27,959 employees were participants in the ESOP.

In November 2006, the DMR approved the conversion of Sibanye’s mining rights at Driefontein, Kloof and Beatrix into new order mining rights, which process included a review of the then BEE status of each mine. Management believes that its operations at the West Rand Operations (Cooke) acquired from Gold One in fiscal 2014, and Witwatersrand Consolidated Gold Resources Limited (Wits Gold) comply with relevant BEE legislation. The Cooke mining rights were converted into new order mining rights before Sibanye acquired the Cooke operations. The Wits Gold and Burnstone new order mining rights were granted under the MPRDA before Sibanye acquired Wits Gold and Burnstone, and did not require any conversion.

An Amendment Bill to the MPRDA was passed by both the National Assembly and the National Council of Provinces (NCOP) on 27 March 2014. In June 2014, while the Bill was pending sign-off, the Minister of Mineral Resources requested that the President not sign the Bill into law pending the outcome of a review by a specially established committee. In January 2015, the President of South Africa referred the Bill back to Parliament due to concerns regarding the constitutionality of certain provisions of the Bill and the surrounding legislative process. Parliament has not yet returned a new Bill or reaffirmed the existing one.

While Sibanye believes that it is compliant with the BEE requirements of the Mining Charter or Amended Mining Charter, should the DMR determine that Sibanye is not in compliance, Sibanye may be required to engage in remedial steps including changes to management, changes to its shareholding structure and actions that require shareholder approval. If the DMR were to determine that Sibanye is not in compliance, Sibanye may challenge such decision in court, if need be. Any such court action may be expensive and there is no guarantee that Sibanye’s challenge would be successful. Failure by Sibanye to comply with any of South Africa’s empowerment requirements may result in the cancellation or suspension of Sibanye’s existing mining rights and may prevent Sibanye’s operations from obtaining any new mining rights.

There is no guarantee that any steps that have already been taken, or that Sibanye might take in the future, will ensure the successful renewal of Sibanye’s existing mining rights, the retention of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favorable to Sibanye than the terms of its current rights. Any further adjustment to the ownership structure of Sibanye’s mining assets in order to meet BEE requirements could have a material adverse effect on the value of Sibanye’s securities.

Further, Sibanye may in the future incur significant costs or have to issue additional ordinary shares as a result of changes in the interpretation of existing laws, such as through the review of the Mining Charter in fiscal 2015 that has been announced by the South African government, or the imposition of new laws, which may have a material adverse effect on Sibanye’s business, operating results and financial condition.

Changes in the market price for gold, which in the past have fluctuated widely, affect the profitability of Sibanye’s operations and the cash flows generated by those operations.

Sibanye’s revenues are primarily derived from the sale of gold that it produces. Sibanye does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold production. As a result, it is fully exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. For example, during fiscal 2014, the gold price fluctuated between $1,142 and $1,385 per ounce. Gold hedging could however be considered in the future under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations. See “—Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Sensitivity”.

The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye has no control, such as general supply and demand, speculative trading activity and global economic drivers. Should the gold price decline below Sibanye’s production costs, it may experience losses and, should this situation remain for an extended period, Sibanye may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. Sibanye might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold price volatility may also adversely affect Sibanye’s ability to undertake new capital projects or continue with existing operations or to make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life of mine plans could also result in material impairments of Sibanye’s investment in mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortisation, reclamation and closure charges.

Any of the above could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Power stoppages, fluctuations and usage constraints may force Sibanye to halt or curtail operations.

Electricity supply in South Africa remains constrained and future power disruptions are possible. In 2008, South Africa experienced disruptions in electrical power supply that impacted Sibanye’s operations. Labour unrest in South Africa during fiscal 2012 also disrupted the supply of coal to power stations operated by the South African state utility Eskom Holdings SOC Limited (Eskom) resulting in curtailed supply. In the first quarter of fiscal 2014, rain impacted coal supply and placed serious strain on Eskom’s ability to provide power. In November 2014, Eskom declared a power emergency and required large industrial users, including Sibanye, to reduce their electricity usage by 10% for five hours as part of a broader load shedding programme. Eskom has warned that, while it has adopted a policy of asking households to reduce usage before asking industrial users to do so in order to reduce the economic impact of such disruptions, power constraints will continue. Eskom has also warned that power constraints will continue until sufficient new power stations are commissioned.

The Department of Energy is developing a power conservation programme in an attempt to improve the power situation in South Africa. However there can be no assurance that this programme will provide sufficient supply for the needs of the country or for Sibanye to run its operations at full capacity or at all. While Sibanye has backup generating capacity, this is insufficient for all operations during emergencies at all its mines and comes at a significantly higher cost than electricity supplied by Eskom.

Any further disruption or decrease in the electrical power supply available to Sibanye’s operations could have a material adverse effect on its business, operating results and financial condition.

Power cost increases may adversely affect Sibanye’s results of operations.

Sibanye’s mining operations depend upon electrical power generated by the state utility provider, Eskom. See “—Power stoppages, fluctuations and usage constraints may force Sibanye to halt or curtail operations.” Eskom holds a monopoly on power supply in the South African market. While Sibanye has implemented measures to reduce electricity consumption by approximately 20% since 2007, Eskom has imposed raised rates steadily over that period. Power costs as a percentage of operating costs at Sibanye, have increased from approximately 9% in 2007 to over 20% in 2015, with supply irregular and uncertain. In fiscal 2014, Eskom applied to the National Energy Regulator of South Africa (NERSA), for tariff increases and for 2015, NERSA granted Eskom an average tariff increase of 12.69%. It has also been reported that Eskom intends to request permission to raise the power tariff by 25%, instead of 12.69%, in order to make up of a cashflow shortfall. In addition, the South African Minister of Finance has announced a two cent per kilowatt hour environmental levy increase on electricity. Assuming the power cost increase is 12.69%, the actual increase applicable to the South African mining industry effective for 2015 is expected to be 14.09%. Should Sibanye experience further power tariff increases, its business operating results and financial condition may be adversely impacted.

Because gold is generally sold in U.S. dollars, while Sibanye’s production costs are primarily in Rand, Sibanye’s operating results and financial condition will be materially harmed if there is a material change in the value of the Rand.

Gold is principally sold throughout the world in U.S. dollars, but Sibanye’s costs of production are primarily incurred in Rand. Recent volatility in the Rand, including, principally, depreciation of the Rand against the U.S. dollar in recent years, has made our costs and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of the Rand against the U.S. dollar would increase our operating costs in U.S. dollar terms, which could materially adversely affect our operating results and financial condition. Conversely, a weaker Rand may also result in higher inflation in South Africa, which would increase the prices Sibanye pays for products and services and could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye’s operations and profits.

Sibanye’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel, cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials would require us to find acceptable substitute suppliers and could require us to pay higher prices for such materials. The prices of certain of Sibanye’s production inputs are impacted by the prices of oil and steel which may be volatile. Any significant increase in the prices of these materials will increase Sibanye’s operating costs and affect production considerations.

Our business is subject to high fixed costs which may impact its profitability.

The South African gold mining industry is labour intensive and is characterised by high fixed costs. The majority of operating costs of each mine do not vary significantly with amount of production and, therefore, a relatively small change in productivity as a result of, for example, strikes or other work stoppages could have a disproportionate effect on operating and financial results. Costs are generally significantly more stable than revenues, which are driven by the gold price and exchange rates which can be volatile. Accordingly, changes in revenues due to gold price or exchange rate movements could have a material adverse effect on Sibanye’s growth or financial performance. Above inflation increases in fixed costs such as labour or electricity costs may cause parts of Sibanye’s resources to become uneconomical to mine and lead to the closure of marginal shafts or other areas at its operations. This would impact on planned production levels and declared reserves and could have a material adverse effect on our business, operating results and financial condition. See “Integrated Annual Report—Management’s Discussion and Analysis of the Financial Statements—Factors affecting our performance—Costs.”

Theft of gold and production inputs, as well as illegal artisanal mining, occur on some of Sibanye’s properties. These activities are difficult to control, can disrupt Sibanye’s business and can expose Sibanye to liability.

Sibanye’s properties have experienced illegal and artisanal mining activities and theft of gold bearing materials (which may be by employees or third parties). The activities of illegal and artisanal miners could lead to depletion of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution or damage to property for which Sibanye could potentially be held responsible, leading to fines or other costs. Rising gold prices may result in an increase in gold theft. The occurrence of any of these events could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye.

There are a number of informal settlements located in the vicinity of some of Sibanye’s operations. These settlements are populated by mining company employees (including Sibanye employees), the families of mining company employees and other people. As at 31 December 2014, 57.27% of Sibanye’s workforce opted to receive a “living out allowance” and management expects that some of this number live in these informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, social services or infrastructure from the local mining operations, including Sibanye. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on Sibanye. Such demands may also lead to protests or other actions which may hinder Sibanye’s ability to operate.

Any of the above factors could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Because our operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations.

Our headquarters and our operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa. As a result, any adverse economic, political or social conditions affecting this region, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye’s business, operating results and financial condition. See “—Risks related to South Africa.”

If we lose senior management or are unable to hire and retain sufficient technically skilled employees or sufficient HDSA representation in management positions, our business may be materially adversely affected.

Our ability to operate or expand effectively depends largely on the experience, skills and performance of our senior management team and technically skilled employees. However, the mining industry in South Africa, including Sibanye, continues to experience a shortage of qualified senior management and technically skilled employees. We may be unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled employees or other management personnel, or we may have to pay higher levels of remuneration than we currently intend in order to do so. Additionally, as a condition of our mining licence we must ensure sufficient HDSA participation in our management and core and critical skills, and failure to do so could result in fines or the loss or suspension of our mining licence. If we are unable to hire or retain appropriate management and technically skilled personnel or are unable to obtain sufficient HDSA representation in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on our business, including production levels, operating results and financial position.

Sibanye’s insurance coverage may not adequately satisfy all potential claims in the future.

Sibanye has an insurance programme, including partial self-insurance. However, it may become subject to liability against which it has not been insured, cannot insure or is insufficiently insured, including those relating to past mining activities. Sibanye’s existing property and liability insurance contains specific exclusions and limitations on coverage. For example, should Sibanye be subject to any regulation or criminal fines or penalties, these amounts would not be covered under its insurance programme. Should Sibanye suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Sibanye utilises information technology and communications systems, the failure of which could significantly impact its operations and business.

Sibanye utilises and is reliant on various information technology and communications systems, in particular SAP, payroll and time and attendance applications. Damage or interruption to Sibanye’s information technology and communications systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost or damaged, thereby adversely affecting Sibanye’s business, operating results and financial condition.

Sibanye has provided certain guarantees on notes issued by Gold Fields Orogen Holding (BVI) Limited. If Sibanye were to become obliged to make payments under these guarantees, its results of operations would be materially adversely impacted.

On 30 September 2010, Gold Fields Orogen Holding (BVI) Limited (Orogen), a subsidiary of Gold Fields, announced the issue of $1,000,000,000 4.875% guaranteed notes due 7 October 2020 (the Notes). The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, Sibanye, Gold Fields Operations Limited (GFO) and Gold Fields Holdings Company (BVI) Limited (GF Holdings) (each a Guarantor and, together, the Guarantors) on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other existing and future unsubordinated and unsecured obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye may become liable for the full amount of Orogen’s outstanding obligations.

Each of Gold Fields and the other Guarantors has entered into an indemnity agreement (the Indemnity Agreement) in favor of Sibanye in order to indemnify Sibanye against any loss caused to Sibanye in circumstances where Sibanye is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. On 12 March 2015, Gold Fields announced the launch of a consent solicitation process to ask Note holders to vote to, among other things, remove Sibanye as a Guarantor under the Notes. There can be no guarantee that this process will result in Sibanye being released as a Guarantor.

Despite the indemnification, if Sibanye is not released as a Guarantor of the Notes and depending on the credit risk associated with Gold Fields and its group companies over which Sibanye has no control, it may be difficult for Sibanye to obtain financing on commercially acceptable terms and conditions, or at all. Further, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye for all or part of its guarantee, this will have a material adverse effect on Sibanye’s operations and financial performance. See “—Additional Information—Material Contracts—U.S.$1 billion Notes Issue Due 2020.” Among other things, if Sibanye is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye’s other financing facilities. Any such event or breach may have a material adverse effect on Sibanye’s business, operating results and financial condition.

Further, market conditions may negatively impact Sibanye’s ability to obtain financing for amounts it becomes required to pay under its obligations as Guarantor, as well as the rate of interest required to finance these amounts. Finally, a deterioration in the financial condition of Orogen and the Guarantors could impact Sibanye’s ability to raise funding on favorable terms and conditions.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licences or permits and impact negatively upon our empowerment status and may damage Sibanye’s reputation.

The legal and regulatory framework in which Sibanye operates is complex, and its governance and compliance processes may not prevent potential breaches of law or accounting or other governance practices. Sibanye’s operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.

To the extent that Sibanye suffers from any actual or alleged breach or breaches of relevant laws (including South African anti-bribery and corruption legislation or the U.S. Foreign Corrupt Practices Act of 1977) under any circumstances, they may lead to regulatory and civil fines, litigation, public and private censure, loss of operating licences or permits and impact negatively upon Sibanye’s empowerment status and may damage its reputation. The occurrence of any of these events could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Risks related to South Africa

Sibanye’s operations are subject to South African environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Sibanye’s operations are subject to various environmental and health and safety laws, regulations, permitting requirements and standards. See “Integrated Annual Report—Overview—External Context—Natural Environment”, “Integrated Annual Report—Overview—External Context—Health and Safety” and “—Environmental and Regulatory Matters—Health and Safety”. For example, Sibanye is required to fund environmental rehabilitation costs by making contributions into environmental trust funds and with insurance guarantees. Sibanye may in the future incur significant costs to comply with South African environmental and health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. Sibanye may also be subject to litigation and other costs as well as actions by authorities relating to environmental and health and safety matters, including mine closures, the suspension of operations and prosecution for industrial accidents as well as significant penalties and fines for non-compliance. In addition, there can be no assurance that the unions will not take action in response to industrial accidents, which could lead to losses in Sibanye’s production and negatively affect Sibanye’s reputation. Any additional stoppages in production or increased costs associated with such incidents, could have a material adverse effect on Sibanye’s business, operating results and financial condition.

The principal health risks associated with Sibanye’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye’s workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (COAD)) as well as noise-induced hearing loss (NIHL). Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers compensation and also, at the same time, in a civil action under common law (either as individuals or as a class). Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Sibanye’s mines.

Currently, two suits have been filed against several South African mining companies, including Sibanye, on behalf of current and former gold mine workers and the dependants of gold mine workers who have contracted or died from silicosis or other occupational lung diseases. A consolidated application has been brought for certification of these suits and a class action on behalf of current or former mine workers (and their dependents) who have allegedly contracted silicosis while working for one or more of the above mining companies. If a significant number of such claims were suitably established against Sibanye, the payment of compensation for the claims and for any significant additional costs arising out of these issues could have a material adverse effect on our business, reputation, results of operations and financial condition. See “Integrated Annual Report—Accountability—Directors’ Report for the year ended 31 December 2014—Litigation.” Further, any new regulations, potential litigation or any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Sibanye to incur further significant costs and could have a material adverse effect on Sibanye’s business, operating results and financial condition. See “Integrated Annual Report—Overview—External Context—Health and Safety” and “—Environmental and Regulatory Matters—Health and Safety.”

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

In South Africa, the African National Congress (the ANC) has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalisation for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. The second approach contemplates the South African government taking a more active role in the mining sector, including through the strengthening of a state mining company to be involved in new projects either through partnerships or individually.

The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Sibanye, any of which could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Economic, political or social instability affecting South Africa may have a material adverse effect on Sibanye’s operations and profits.

Sibanye is a South African company domiciled, and with all its assets located, in South Africa. Changes to or increased instability in the economic, political or social environment in South Africa or in surrounding countries could create uncertainty which discourages investment in the region and may affect an investment in Sibanye. High levels of unemployment and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour environment, which severely impacts on the local economy and investor confidence, has led and may lead to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “—Risks related to Sibanye’s business—Sibanye’s operations and profits have been and may be negatively affected by strikes, union activity and new and existing labour laws.” This may restrict Sibanye’s future access to international financing and could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Furthermore, while the South African government has stated that it does not intend to nationalise mining asset or mining companies, certain new smaller political parties have stated publicly and in the media that the government should embark on a programme of nationalisation. Any threats of, or actual proceedings to, nationalise any of Sibanye’s assets, which could halt or curtail operations, resulting in a material adverse effect on Sibanye’s business, operating results and financial condition and could cause the value of Sibanye’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

Sibanye’s financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations (the Exchange Control Regulations) restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area (the CMA). Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank (SARB). As a result, Sibanye’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye’s financial and strategic flexibility, particularly its ability to raise funds outside South Africa. See “—Environmental and Regulatory Matters—Exchange Controls.”

Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Sibanye’s operations.

Energy is a significant input and cost to Sibanye’s mining and processing operations. The South African government is considering introducing a carbon tax. The carbon tax was intended to come into effect from 1 January 2015 but, in order to align the framework of the proposed carbon tax with the desired reduction outcomes, the implementation of the carbon tax was postponed to 2016 in order to allow sufficient time for consultation on draft legislation and the implementation process. Many aspects of the proposed carbon tax remain uncertain and it is not possible to determine the ultimate impact of the proposed carbon tax on Sibanye. See “Integrated Annual Report—Overview—External Context—Natural Environment”. Regulatory initiatives such as these could increase Sibanye’s energy, production and transport costs, specifically costs relating to its energy-intensive assets and assets that emit significant amounts of greenhouse gases. Furthermore, the potential physical impacts of climate change on Sibanye’s operations are highly uncertain and may adversely impact the cost, production and financial performance of Sibanye’s operations.

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

Sibanye’s operations are subject to water use licences, which could impose significant costs and burdens.

Under South African law, Sibanye’s operations are subject to water use licences that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. Kloof currently operates under a regulatory directive that allows it to operate while its application for license renewal is being processed. Driefontein holds a water use licence but Sibanye remains in discussions with the Department of Water and Sanitation (DWS) regarding certain discrepancies regarding the license. Beatrix currently operates under a pre-existing permit of indefinite length; however, it has submitted an application for a licence under the current regime. The Rand Uranium section of the Cooke operations was issued a water licence in November 2013 which defines the water management regulatory requirements for the Cooke surface operations, as well as for the Cooke 1, 2 and 3 underground mining operations. The Cooke 4 underground mining operations currently operate under the old order water use authorisations. Application has been made to the DWS for a water use licence. Sibanye expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye’s part to achieve or maintain compliance with the requirements of these licences with respect to any of its operations could result in Sibanye being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Sibanye’s business, operating results and financial condition.

Sibanye has identified a risk of potential long-term acid mine drainage (AMD) issues which are currently being experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Should Sibanye’s current preventative measures not be successful such that Sibanye were to experience any AMD issues, it could result in failure to comply with its water use licence requirements and could expose Sibanye to potential liabilities.

Sibanye’s Historical Consolidated Financial Statements contained in this document are not necessarily indicative of its future financial condition, future results of operations or future cash flows, nor do they reflect what its financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The Consolidated Financial Statements (with the exception of the consolidated financial statements as at and for the year ended 31 December 2014) included in this annual report do not reflect what Sibanye’s financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and are not necessarily indicative of its future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

—

Sibanye’s Consolidated Financial Statements (with the exception of the consolidated financial statements as at and for the year ended 31 December 2014) reflect charges for services historically provided by Gold Fields, and those charges may be different to the comparable expenses Sibanye would have incurred as an independent company;

—

Sibanye’s working capital requirements historically have been satisfied as part of Gold Fields’ corporate-wide cash management programmes, and Sibanye’s cost of debt and other capital may be different from that reflected in its Consolidated Financial Statements (with the exception of the consolidated financial statements as at and for the year ended 31 December 2014);

—

the Consolidated Financial Statements (with the exception of the consolidated financial statements as at and for the year ended 31 December 2014) may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in Sibanye’s cost structure, management, financing arrangements and business operations as a result of its spin-off from Gold Fields, including all the costs related to being an independent public company; and

—

the Consolidated Financial Statements (with the exception of the consolidated financial statements as at and for the year ended 31 December 2014) may not fully reflect the effects of certain liabilities that will be incurred or assumed by Sibanye and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, Gold Fields.

Sibanye has a limited history operating as an independent public company. Sibanye has incurred significant expenses to create the corporate infrastructure necessary to operate as an independent public company, and will experience increased ongoing costs in connection with being an independent public company.

Sibanye historically used Gold Fields’ corporate infrastructure to support many of its business functions. The expenses related to establishing and maintaining this infrastructure were historically spread among all of the Gold Fields businesses. While management believes that Sibanye can take advantage of greater efficiencies as a standalone company, Sibanye also no longer has access to Gold Fields’ infrastructure. Effective as of the Spin-off, Sibanye assumed responsibility for the costs of its purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions that were previously provided by Gold Fields. The total cost of these services from Gold Fields was R70 million in fiscal 2012. Accordingly, Sibanye’s consolidated results of operations for fiscal 2012 and 2013 are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had Sibanye been an independent publicly traded company during the periods presented. Following the Spin-off, and until November 2013, Sibanye continued to provide services to Gold Fields and Gold Fields Group Services Property Limited (GFGS) continued to provide some of these services to Sibanye on a transitional basis, pursuant to the transitional services agreement between Sibanye and Gold Fields signed on 21 December 2012 (the Transitional Services Agreement). Sibanye now performs these functions itself. The costs associated with performing these functions may exceed the amounts reflected in Sibanye’s historical combined financial statements. A significant increase in the costs of performing these functions could materially and adversely affect Sibanye’s business, financial condition, results of operations and cash flows.

Several members of the Board and management may have actual or potential conflicts of interest because of their position on the Board of Gold Fields or their ownership of shares of Gold Fields.

One member of the board of directors of Sibanye (the Directors) sits on the board of directors of Gold Fields, our former parent. Further, several members of the Board and several executive officers of Sibanye (the Executive Officers), also own shares in Gold Fields, which could create, or appear to create, potential conflicts of interest. See “Integrated Annual Report—Strategic Leadership—Board.”

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

Securities laws of certain other jurisdictions may also restrict Sibanye’s ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Sibanye. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisers as to whether they require any governmental or other consent or approvals or need to observe any other formalities to enable them to participate in any offering of Sibanye securities.

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

Investors should be aware that it is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy and contractually stipulated penalties are subject to and limited by the provisions of the Conventional Penalties Act, 1962. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. However, a South African court may, in certain circumstances, show expert evidence in relation to the law of the jurisdiction which governs the contract in question. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts only if certain conditions are met.

Sibanye may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments may be subject to withholding tax.

Sibanye’s dividend policy is to return between 25% and 35% of normalised earnings to shareholders. Sibanye may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Sibanye’s capital expenditures on both existing infrastructure as well as on exploration and other projects and other cash requirements existing at the time. Under South African law, Sibanye will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and is permitted to do so in terms of Sibanye’s Memorandum of Incorporation (the Memorandum of Incorporation). Given these factors and the Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADR holders was introduced with effect from 1 April 2012. See “—Additional Information—Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends” and “Financial Information—Dividend Policy and Dividend Distributions.”

Sibanye’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Sibanye’s ordinary shares have historically been paid in Rand and all dividends have historically been paid directly to Gold Fields. The U.S. dollar or other currency equivalent of future dividends or distributions with respect to Sibanye’s ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar or other currencies. In the future, it is possible that there will be changes in South African Exchange Control Regulations such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See “—Additional Information—South African Exchange Control Limitations Affecting Security Holders.”

Sibanye’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye’s outstanding share options, issues of shares by the Board in compliance with BEE legislation or in connection with acquisitions and sales of Sibanye’s ordinary shares, or the perception that a large number of ordinary shares will be sold, may cause the market price of Sibanye’s ordinary shares to decrease.

Shareholders’ equity interests in Sibanye will be diluted to the extent of future exercises or settlements of rights under the Sibanye Gold Limited 2013 Share Plan (2013 Share Plan) and any additional rights. See “Integrated Annual Report—Accountability—Remuneration Report—The Sibanye Gold Limited 2013 Share Plan.” Sibanye shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with applicable BEE legislation. See “—Sibanye’s mineral rights are subject to legislation, which could impose significant costs and burdens.”

Further, the issuance of shares in connection with any acquisition (whether in the form of consideration or otherwise) may result in dilution to existing Shareholders. For example, on 15 May 2014, Sibanye concluded the acquisition of Cooke. As consideration for the acquisition, Sibanye issued 156,894,754 new Sibanye shares at R28.61, representing 17% of Sibanye’s issued share capital on a fully diluted basis.

Sibanye’s empowerment partner in Newshelf 1114 Proprietary Limited (Newshelf 1114 Empowerment Partner) has a put option in respect of their 24% shareholding in Newshelf 1114 which allows them to acquire shares in Sibanye. If the partner exercises this option, Sibanye must acquire its shares in Newshelf 1114 based on the net attributable fair value of the underlying assets and liabilities of the Newshelf 1114 group by issuing the number of shares in Sibanye determined on the basis of the 30 day volume weighted average share price of Sibanye on the JSE. The Newshelf 1114 Empowerment Partner’s net attributable fair value will be adjusted with original subscription loan still due by the Newshelf 1114 Empowerment Partner on acquiring the 24% shareholding in 2013. The subscription loan’s balance at 31 December was R528 million. The option can be exercised until 8 February 2018.

A large volume of sales of Sibanye’s ordinary shares by this partner or another shareholder, all at once or in blocks, could decrease the prevailing market price of Sibanye’s ordinary shares and could impair Sibanye’s ability to raise capital through the sale of equity securities in the future. Additionally, even if substantial sales are not effected, the mere perception of the possibility of these sales could decrease the market price of Sibanye’s ordinary shares and could have a negative effect on Sibanye’s ability to raise capital in the future. Further, anticipated downward pressure on Sibanye’s ordinary share price due to actual or anticipated sales of ordinary shares could cause some institutions or individuals to engage in short sales of Sibanye’s ordinary shares, which may itself cause the price of the ordinary shares to decline.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with Sibanye’s Consolidated Financial Statements including the notes, both of which appear elsewhere in this annual report. Certain information contained in the Management’s Discussion and Analysis of the Financial Statements as presented in the Integrated Annual Report, as well as the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-looking   Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Introduction

On 18 February 2013, the board of directors of Gold Fields completed the Spin-off. The Spin-off was achieved by way of Gold Fields making a distribution on a pro rata basis of one Sibanye Share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) to Gold Fields shareholders, registered as such in Gold Fields’ register at close of business on 15 February 2013, in terms of section 46 of the Companies Act, section 46 of the Income Tax Act and the JSE Listing Requirements. The board of directors of Gold Fields passed the resolution necessary to implement the Spin-off on 12 December 2012, and Sibanye shares were listed on the JSE as well as on the NYSE on 11 February 2013. As of the Spin-off date, Gold Fields and Sibanye were independent, publicly traded companies and with separate public ownership, boards of directors and management. Results of operations for the periods prior to the Spin-off date are for GFIMSA when it was operated as a wholly-owned subsidiary of Gold Fields.

Fiscal Years Ended 31 December 2013 and 2012

Group profit decreased from R2,980 million for 2012 to R1,698 million for 2013. The reasons for this decrease are discussed below.

The principal factors explaining the movements are set out in the table below:

Revenue

Revenue increased by 17% from R16.6 billion for 2012 to R19.3 billion for 2013. The gold price decreased by 15% in US dollar terms from an average of US$1,652/oz in 2012 to US$1,408/oz in 2013. However, the weaker rand against the US dollar offset this decline, resulting in an unchanged year-on-year average rand gold price of R434,663/kg (2012: R434,943/kg). The rand weakened by 17% year-on-year from an average of R8.19/US$ to R9.60/US$.

Gold produced for the year increased by 17% to 44,474kg (1.43Moz) from 38,059 kg (1.22Moz) in 2012. Gold production from the operations is shown in the graph below:

The increase in production was largely due to two factors: Firstly, towards the end of 2012 the industry went through a period of prolonged, disruptive illegal strike action, which resulted in production losses of approximately 4,500kg (145,000oz) at Sibanye: Driefontein lost approximately 2,000kg (64,000oz), Kloof lost approximately 1,600kg (52,000oz) and Beatrix lost approximately 900kg (29,000oz). Strike action during 2013 was limited to a few days and had little, if any, effect on production levels resulting in higher production levels in 2013.

Secondly, the implementation of the new operating strategy resulted in an increase in volumes milled and an improvement in the quality of mining. This production increase was partially offset at Beatrix by a fire which started on 19 February 2013 at the Beatrix West Section resulting in approximately 366kg (12,000oz) of gold being lost.

Cost of sales

Cost of sales, which consists of operating costs and amortisation and depreciation, increased by 14% from R13,187 million in 2012 to R15,077 million in 2013.

The primary drivers of cost of sales were as follows:

	2013	2012
	(R million)		(% change)

Salaries and wages	6,156	5,791	6

Consumable stores	2,721	2,576	6

Utilities	2,315	2,115	9

Mine contracts	928	937	(1)

Other	1,736	1,533	13

ORD costs capitalised	(1,883)	(2,128)	(12)

Operating costs	11,973	10,824	11

Amortisation and depreciation	3,104	2,363	31

Total cost of sales	15,077	13,187	14

The analysis that follows provides a more detailed discussion of cost of sales, together with total cash cost and All-in cost.

Operating costs – cost of sales less amortisation and depreciation

Operating costs increased by 11% from R10,824 million in 2012 to R11,973 million in 2013. This increase was due to above-inflation wage increases of between 7.5% and 8.0% depending upon the category of employee, increased electricity tariffs and costs associated with the increased production, such as stores and bonuses. Other costs increased by 13% from R1,533 million in 2012 to R1,736 million in 2013, but only by 7% if one excludes the increase of approximately R100 million in additional property taxes paid by Driefontein to the local municipality. These increases were partly offset by cost-saving initiatives implemented during the year, which resulted in improved efficiencies, together with a reduction in contractor costs, and a reduction of 5,810 employees in service.

The table below presents a reconciliation from cost of sales to total cash cost:

Total cash cost reconciliation

		2013					2012
		Group	Driefontein	Kloof	Beatrix	Corporate	Group	Driefontein	Kloof	Beatrix	Corporate

Cost of sales per income statement	Rm	15,077	6,339	5,198	3,519	21	13,187	5,290	4,625	3,254	18

Deduct: amortisation and depreciation		(3,104)	(1,458)	(1,097)	(528)	(21)	(2,363)	(987)	(726)	(632)	(18)

Operating costs	Rm	11,973	4,881	4,101	2,991	—	10,824	4,303	3,899	2,622	—

Adjusted for:

General and admin costs		(234)	(85)	(69)	(80)	—	(227)	(97)	(80)	(50)	—

Royalties(1)		415	198	147	70	—	282	66	145	71	—

Total cash cost	Rm	12,154	4,994	4,179	2,981	—	10,879	4,272	3,964	2,643	—

Gold sold	kg	44,474	18,775	15,977	9,722		38,059	13,728	15,350	8,981

	‘000oz	1,430	604	514	313		1,224	441	494	289

Total cash cost	R/kg	273,281	265,997	261,570	306,593		285,851	311,211	258,241	294,277

	US$/oz	885	862	847	993		1,086	1,182	981	1,118

Notes:

The average exchange rate for the year ended 31 December 2013 was R9.60/US$ (2012: R8.19/US$).

(1)	Royalties are included as part of total cash costs but are reflected below operating profit in the income statement.

Total cash cost per kilogram decreased by 4% from R285,851/kg (US$1,086/oz) in 2012 to R273,281/kg (US$885/oz) in 2013. This decrease was as a result of the 17% increase in gold produced and sold, partly offset by the increase in royalties and operating costs described earlier.

Amortisation and depreciation

Amortisation and depreciation increased by 31%, from R2.4 billion in 2012 to R3.1 billion in 2013. Amortisation and depreciation at Driefontein increased from R987 million to R1.5 billion in line with the 37% increase in production and applying the updated Reserves declared early in 2013. Similarly, Kloof’s amortisation and depreciation increased from R726 million to R1.1 billion, while amortisation and depreciation at Beatrix declined from R632 million to R528 million due to the West Section being impaired in mid-2013, and no longer being amortised.

All-in cost

The table below presents a reconciliation from operating costs to All-in cost:

		2013					2012
		Group	Driefontein	Kloof	Beatrix	Corporate	Group	Driefontein	Kloof	Beatrix	Corporate

Operating costs	Rm	11,973	4,881	4,101	2,991	—	10,824	4,303	3,899	2,622	—

Plus:

Community costs		24	9	8	7	—	20	4	10	6	—

Share-based payments[1]		306	61	47	42	156	264	72	44	42	106

Royalties		415	199	147	69	—	282	66	145	71	—

Rehabilitation		165	84	54	27	—	91	31	37	23	—

Ore Reserve deposits		1,883	703	844	336	—	2,218	849	831	448	—

Sustaining capital expenditure		1,018	319	460	201	38	979	241	505	211	22

Less:

By-product credit		(23)	(10)	(7)	(6)	—	(23)	(8)	(7)	(8)	—

All-in sustaining costs	Rm	15,761	6,246	5,654	3,667	194	14,565	5,558	5,464	3,415	128

Plus:

Other corporate costs		—	—	—	—	—	—	—	—	—	—

Major growth projects		—	—	—	—	—	—	—	—	—	—

All-in cost	Rm	15,761	6,246	5,654	3,667	194	14,565	5,558	5,464	3,415	128

Gold sold	kg	44,474	18,775	15,977	9,722		38,059	13,728	15,350	8,981

	‘000oz	1,430	604	514	313		1,224	441	494	289

Total All-in cost	R/kg	354,376	332,660	353,884	377,206		382,687	404,881	355,915	380,258

	US$/oz	1,148	1,078	1,147	1,222		1,453	1,538	1,352	1,444

Notes:

(1)	The average exchange rate for the year ended 31 December 2013 was R9.60/US$ (2012: R8.19/US$).

Shared-based payments are calculated based on the fair value at initial recognition and do not include the fair-value adjustment of the cash-settled share-based payment liability to the reporting fair value.

All-in cost decreased by 7% from R382,687/kg (US$1,453/oz) in 2012 to R354,376/kg (US$1,148/oz) in 2013 as a result of the increased production and slightly lower capital expenditure, partly offset by the higher operating costs, royalties and share based payments expensed in 2013.

Net operating profit

As a result of the factors discussed above, net operating profit increased by 26% from R3,367 million in 2012 to R4,254 million in 2013.

Investment income

Income from investments increased by 52% from R106 million in 2012 to R160 million in 2013.

Interest on cash balances increased from R35 million in 2012 to R63 million in 2013, due to higher cash balances in 2013 particular, during the wage negotiation period, where cash was retained until the wage negotiations were finalised. In 2012 Sibanye was part of the Gold Fields group and as a result Sibanye’s excess cash was applied to other projects within the Gold Fields group.

Interest on funds invested in various interest bearing investments for the environmental rehabilitation obligations of the group increased from R70 million in 2012 to R85 million in 2013, due to higher balance of the fund when compared to 2012.

The 2013 total investment income includes R12 million, relating to the unwinding of the financial guarantee asset (2012: Rnil).

Finance expenses

Finance expenses increased from R177 million in 2012 to R420 million in 2013.

Interest on borrowings increased from R114 million in 2012 to R319 million in 2013, mainly due to the increase in the average indebtedness year-on-year. During the first half of 2012 Sibanye had debt of R975 million, which increased during the second half of the year to R4,220 million mainly due to the Ya Rona fire and the illegal industrial actions. Sibanye’s debt outstanding during the first half of 2013 was approximately R4,000 million. It was only during the second half of the year that Sibanye was able to reduce its debt levels to R2,500 million. The interest margin under the Bridge Loan Facilities was also higher than that of the Gold Fields group facilities.

The environmental rehabilitation liability accretion expense increased from R58 million in 2012 to R93 million in 2013 mainly due to an increase in the estimates accounted for in 2012.

Share-based payments

In terms of the previously existing Gold Fields Share Plans, all Gold Fields shares vested pro rata (no-fault termination rules applied) to Gold Fields employees who remained with Sibanye following the Unbundling of Sibanye. The proportionate values of unvested options under the Gold Fields Share Plans on date of the Unbundling were replaced with Sibanye share instruments to the equivalent value, under the Sibanye 2013 Share Plan, or SGL Share Plan.

Sibanye’s Remuneration Committee has limited the issuance of share options for the 2013 allocation under the SGL 2013 Share Plan to certain senior management only. The balance of senior management and middle management, who previously participated in the equity settled share option scheme, now participate in a cash-settled share scheme, the Sibanye 2013 Phantom Share Scheme, or SGL Phantom Scheme. The same rules will apply to the cash-settled share scheme as would have applied to the equity settled share options under the SGL Share Plan, other than the issue of new shares to participants.

The share-based payment expense of R306 million in fiscal 2013 (2012: R264 million) consists of R213 million (2012: R264 million) relating to equity-settled share options granted under the SGL Share Plan, Gold Fields Limited 2012 Share Plan and Gold Fields Limited 2005 Share Plan, and R92 million (2012: Rnil) relating to instruments granted under the SGL Phantom Scheme. Share-based payments expensed for 2012 related to the share options issued under the various Gold Fields Share Plans.

The cash-settled share instruments are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash settled share options is included in (loss)/gain on financial instruments in the income statement.

Impairment

An underground fire during February 2013 at Beatrix West Section affected approximately 38% of the planned production area, impacting on the commercial viability of the Beatrix West Section. As a result a decision was taken during the year to impair Beatrix West’s mining assets by R821 million.

Loss on loss of control of subsidiary

Living Gold Proprietary Limited’s, or Living Gold, management acquired a 30% interest in Living Gold from Sibanye in 2013 (2012: 10%) and had an option to acquire a further 10% in 2014, which it exercised subsequent to year end. Sibanye has assessed and concluded that the management of Living Gold substantively controls the entity in terms of IFRS 10 Consolidated Financial Statements. As a result of the loss of control, Living Gold was de-recognised as a subsidiary, and accounted for as an equity-accounted investment.

Restructuring costs

Restructuring costs increased from R124 million in 2012 to R439 million in 2013. The cost in 2013 included R403 million on voluntary separation packages and retrenchment costs, and R36 million on business process re-engineering costs, while costs in 2012 included R25 million on voluntary separation packages and R99 million on business process re-engineering costs.

Royalties

Royalties increased from R282 million in 2012 to R415 million in 2013. The increased royalty in 2013 is mainly due to the increase in gold sold.

The rate of royalty tax payable as a percentage of revenue was:

%	2013	2012
Driefontein	2.4	1.1

Kloof	2.1	2.2

Beatrix	1.6	1.8

Average for Group	2.1	1.7

Mining and income taxation

Mining and income taxation increased from a net credit of R365 million in 2012 to an expense of R256 million in 2013. The table below indicates Sibanye’s effective tax expense rate in 2013 and 2012:

	2013	2012
Mining and income tax (Rm)	256	(365)

Effective taxation rate (%)	13.1	(14.0)

In 2013, the tax expense rate of 13% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	R330 million reduction related to the mining tax formula rate adjustment;

•	R214 million deferred tax released on reduction of the long-term expected tax rate at the operations; and

•	R1 million of net non-deductible expenditure and non-taxable income

The above were offset by the following tax-affected charges:

•	R64 million adjustment reflected the actual realised company tax rates; and

•	R73 million non-deductible charges related to share-based payments.

In 2012 the effective tax expense rate of negative 14% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	R17 million adjustment reflected the actual realised tax rates;

•	R282 million reduction related to the mining tax formula rate adjustment;

•	R1,004 million deferred tax released on reduction of the long-term expected tax rate at the operations as a result of the change in the statutory tax rate; and

•	R41 million of net non-deductible expenditure and non-taxable income.

The above were offset by the following tax-affected charges:

•	R90 million non-deductible charges related to share-based payments.

Profit for the year

As a result of the factors discussed above, the Group posted a profit for the year of R1,698 million in 2013, compared with R2,980 million in 2012. Of this, R1,692 million (2012: R2,980 million) is attributable to the owners of Sibanye.

The following graph depicts contributions from the various segments to the profit attributable to the owners of Sibanye:

Liquidity and Capital Resources

Cash resources

Cash flow analysis

Net cash generated in 2013 amounted to R1,201 million compared with R71 million utilised in 2012.

The principal factors explaining the changes in net cash flow for the year are set out in the table below:

	2013	2012	% change
	(R million)

Cash flows from operating activities	6,360	2,621	143

Additions to property, plant and equipment	(2,902)	(3,107)	(7)

Increase/(decrease) in borrowings	(2,220)	4,220	(153)

Free cash flow	3,731	246	1,417

Cash flows from operations

Cash inflows from operating activities increased from R2,621 million in 2012 to R6,360 million in 2013. The items contributing to the year-on-year increase of R3,739 million were due to the factors in the table below:

R million
Increase in cash generated by operations mainly due to increase in gold production	1,363

Increase in release from working capital	1,217

Increase in interest paid	(209)

Decrease in royalties paid	165

Decrease in taxes paid	676

Decrease in dividends paid	459

Other	68

Increase in cash flows from operating activities	3,739

Cash flows from investing activities

Cash outflows from investing activities decreased from R3,126 million in 2012 to R3,072 million in 2013 due to the reduction in capital expenditure.

Capital expenditure decreased by 7% from R3,107 million in 2012 to R2,902 million in 2013. Capital expenditure at the individual mines is shown in the graph below:

Cash flows from financing activities

Cash flows from financing activities resulted in an outflow of R2,088 million in 2013 as discussed below.

On 1 February 2013, Gold Fields subscribed for a further 731,647,614 shares in Sibanye (in addition to the 1,000 shares it held) at a subscription price of R17,246 million. Sibanye used R17,108 million of the proceeds to repay the GFL Mining Services Limited, or GFLMS (a subsidiary of Gold Fields) loan.

On 18 February 2013, the date of the Unbundling from Gold Fields, Sibanye refinanced its R3,500 million (2012: R3,000 million) long-term credit facilities and R900 million (2012: R1,220 million) short-term credit facilities, which were Gold Fields group debt facilities, by drawing down R4,570 million under the Bridge Loan Facilities.

Sibanye repaid R2,570 million of the Bridge Loan Facilities during the year and on 13 December 2013, Sibanye repaid the balance of the Bridge Loan Facilities by drawing down R2,000 million under the new R4.5 billion Facilities.

Cash flows from financing activities in 2012 resulted in an inflow of R434 million. Debt increased by R4,220 million during the year to fund working capital mainly as a result of the Ya Rona fire and the illegal industrial actions. The net decrease in related-party loans with Gold Fields group entities was R3,786 million.

For a description of Sibanye’s various credit facilities, see “Integrated Annual Report—Annual Financial Statements—Consolidated Financial Statements—Note 30: Borrowings”.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash generated in 2013 amounted to R1,201 million compared with R71 million utilised in 2012.

The resultant cash and cash equivalents at 31 December 2013 and 2012 were R1,492 million and R292 million respectively.

RESERVES OF SIBANYE AS OF 31 DECEMBER 2014

Introduction

Sibanye reports its mineral reserves in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC), the South African Code for the reporting of Mineral Asset Valuation and other relevant international codes such as the SEC’s Industry Guide 7. Only the reserves at each of our operations and exploration projects as of 31 December 2014, which qualify as reserves for purposes of the SEC’s Industry Guide number 7, are presented in the tables below. In accordance with the requirements imposed by the JSE, we report our reserves using the terms and definitions of the SAMREC Code (2007 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, mining recovery and other factors.

Geology

Our operations consist of deep level underground gold mines located along the northern and southwestern margins of the Witwatersrand Basin in South Africa. These properties include the Driefontein, Kloof and Cooke operations along the northern margin and the Beatrix operation along the southwestern margin. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

The Witwatersrand Basin comprises a 6,000-meter vertical thickness of sedimentary rocks, extending laterally for some 350 kilometers northeast to southwest by some 120 kilometers northwest to southeast, generally dipping at shallow angles toward the center of the Witwatersrand Basin. The Witwatersrand Basin outcrops at its northern extent near Johannesburg, but to the west, south and east it is overlaid by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralisation occurs within laterally extensive quartz pebble conglomerate beds called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralisation processes, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than two meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

Gold generally occurs in native form, often associated with pyrite, carbon and uranium. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallisation within the reef itself.

As early as 1923, the presence of uranium was noted in the Witwatersrand reefs. It was found that on average the reefs contain about 0.03% uranium and as a by-product of gold relatively low uranium grades can be recovered. Notwithstanding different opinions as to the origin of the uranium in the reefs, most theories accept localisation of both gold and uranium a function of sedimentary textures. Metal concentrations are directly related to the reefs and exploration programmes and eventual evaluation of gold and uranium according to a placer philosophy, prove to be highly successful.

The most fundamental controls of gold and uranium distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modeling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ reserve estimation, as well as effective operational mine planning and grade control.

Block Model Estimation and Reserving Process

Underground reserves are based on an estimated block model of the ore body, which is derived from surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modeling, structural modeling, underground mapping, underground channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500-meter to 2,000-meter grid. Once underground access is available, definition drilling is undertaken on an approximately 30-meter to 90-meter grid. Underground channel sampling perpendicular to the reef is undertaken at three-meter intervals in development areas and five-meter intervals at stope faces. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids. Areas close to current workings will have smaller block sizes ranging from 10-meter to 50-meter and is generally derived from either ordinary or simple kriging. Areas further away will have blocks sizes ranging from 50 meters to 420 meters, and is estimated using simple kriging in combination with declustered averaging or Sichel “t” techniques.

Surface low grade rock dumps (SRD) are estimated based on bulk samples taken at regular intervals, and historical processing results. Surface tailings (TSF) have been estimated using a regular, closely spaced drill pattern (100m x 100m). Volume estimates are determined by land and aerial surveys conducted on a regular basis.

Reserves are reported using pay limits, to reflect both the cost structures and required margins relevant to each mining operation. Pay limit is defined as the grade at which an ore body can be mined without profit or loss, and is calculated using an appropriate metal price, working cost and modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are based on historical achievements, but may incorporate minor adjustments for planned operational improvements. Tonnage and grade include some mineralisation below the selected pay limit to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are derived from a strategic and operational planning process that is embedded at each operation. Reserves on the operating mines are supported by cyclical mine plans, and the project reserves are derived from detailed pre-feasibility or feasibility studies compiled for each project respectively.

Reserve Classification Methodology

The reserve estimates are initially categorised according to the measured, indicated and inferred classification assigned to the block models. The measured confidence category is converted to proved reserves and indicated to probable reserves. The inferred confidence category have too low a confidence to be converted to reserves and are excluded.

The confidence classification applied to the block model uses a combination of the quality of the kriged estimates and the confidence in the geological interpretation (drill spacing, continuity of ore body, structural confidence, and confidence in extrapolation or interpolation of facies types). The lower of the two confidence estimates is accepted as the final classification.

The quality of the Kriged estimate is benchmarked using the 90% lower confidence limit on the estimates. The Kriging variance is used in conjunction with the estimated value to calculate the 90% lower confidence limit for each block. The 90% lower confidence limit value estimate is then divided by the estimate and expressed as a percentage. Blocks with a value of greater than 50% are considered to have measured confidence (assuming that the geological confidence is also good enough). Blocks with values of between 20% and 50% are considered to have indicated confidence, and block with values of less than 20% are classified as inferred confidence. The geological confidence is assigned by the geologists, and is based on their subjective judgement. The confidence could be down-graded by the geologists based on the level of ore body complexity. Blocks classified as measured confidence are generally adjacent to closely spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Blocks classified as indicated confidence are generally adjacent to blocks classified as measured confidence. In cases where the mining engineer deems it necessary, he may downgrade the classification from proved to probable based on expected mining complexity.

Gold Reserve Statement

As of 31 December 2014, Sibanye had aggregate proved and probable gold reserves of approximately 28.4Moz as set forth in the following table.

Gold ore reserve statement as of 31 December 2014(1)(2)

	Year ended 31 December
	2014			2013
	Tons	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)

Operations

Beatrix

Proved (AI)(3)	13.0	4.1	1.706	1.836

Probable (AI)	14.0	4.2	1.892	1.706

Total (AI)	27.0	4.1	3.598	3.543

Probable (BI)(4)	—	—	—	—

Total underground	27.0	4.1	3.598	3.543

Driefontein

Proved (AI)	12.1	7.0	2.716	2.467

Probable (AI)	14.4	7.3	3.387	3.440

Total (AI)	26.6	7.1	6.103	5.907

Probable (BI)	5.5	6.3	1.126	—

Total underground	32.1	7.0	7.228	5.907

Kloof

Proved (AI)	11.3	8.1	2.932	3.599

Probable (AI)	12.8	7.9	3.243	2.178

Total (AI)	24.1	8.0	6.175	5.777

Probable (BI)	2.1	7.9	0.532	—

Total underground	26.2	8.0	6.706	5.777

	Year ended 31 December
	2014			2013
	Tons	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)

Cooke

Proved (AI)	10.1	4.8	1.555	0.962

Probable (AI)	1.8	4.9	0.286	0.877

Total (AI)	11.9	4.8	1.841	1.839

Probable (BI)	—	—	—	—

Total underground	11.9	4.8	1.841	1.839

Total underground operations	97.2	6.2	19.374	17.065

Current SRD and TSF

Beatrix (Probable)	6.2	0.4	0.071	0.088

Driefontein (Probable)	6.8	0.6	0.125	0.150

Kloof (Probable)	10.3	0.6	0.194	0.246

Randfontein Surface (Proved)	7.3	0.4	0.086	0.190

Randfontein Surface (Probable)	2.2	0.4	0.028	0.040

Total SRD and TSF	32.7	0.5	0.504	0.715

Total (excluding projects)

Beatrix	33.2	3.4	3.669	3.631

Driefontein	38.9	5.9	7.354	6.057

Kloof	36.5	5.9	6.900	6.023

Cooke	21.3	2.8	1.955	2.069

Total (excluding projects)	129.9	4.8	19.878	17.780

Projects

Underground Projects (Probable)

Bloemhoek(5)	—	—	—	5.400

De Bron Merriespruit(6)	17.4	3.7	2.088	3.100

Total Underground Projects	17.4	3.7	2.088	8.500

WRTRP (Probable)

Driefontein	166.4	0.3	1.805	1.786

Kloof	262.2	0.3	2.253	2.236

Randfontein Surface	280.4	0.3	2.401	2.400

Total WRTRP	709.0	0.3	6.459	6.422

Total Projects	726.4	0.4	8.547	14.922

Total Underground (including projects)	114.6	5.8	21.462	25.565

Total Surface (including projects)	741.7	0.3	6.963	7.137

Total mineral reserves	856.3	1.0	28.425	32.702

Notes:

(1)	Managed, unless otherwise stated.

(2)

(a)

Quoted as mill delivered metric tons and Run-of-Mine (RoM) grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The approximate metallurgical factors for gold are as follows: (i) Driefontein Plant (DP) 1 97%, DP 2 90% and DP 3 79%, (ii) Kloof Plant (KP) 1 90%, KP 2 98%, (iii) Beatrix Plant (BP) 1 95%, BP 2 95%, (iv) Cooke Doornkop Plant 96%, Ezulwini Plant 96% and Cooke Plant 59%, (v) De Bron Merriespruit 96% and (vi) WRTRP 51%

(b)

A gold price of R420 000/kg ($1,450/oz at an exchange rate of R9.00 per $1.00) was applied in valuing the ore reserve. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 2% higher in Rand terms than the prices used for the 31 December 2013 declaration.

(c)

Mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stopping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). The mine dilution factors are as follows: (i) Driefontein 35%; (ii) Kloof 34%; (iii) Beatrix 18%, (iv) Cooke 28% and (v) De Bron Merriespruit 40%.

(d)

The mining recovery factor relates to the proportion or percentage of planned and scheduled reserves against total potentially available reserves at the gold price used for the declaration of reserves, with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 59%; (ii) Kloof 118%; (iii) Beatrix 54%, (iv) Cooke 29%, (v) De Bron Merriespruit 88% and (vi) WRTRP 100%. Where the percentage is low, there is significant resource potential on the operation, and where it is more than 100% it is a function of low-grade incremental mining.

(e)

The pay limit varies per operation and per shaft, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average pay limits applied in the underground planning process: (i) Driefontein 1 280cm.g/t, (ii) Kloof 1 770cm.g/t, (iii) Beatrix 780cm.g/t and (iv) Cooke 950cm g/t. (v) The DBM Project pay limit was benchmarked against the neighbouring Beatrix operation. (vi) WRTRP 0.198 g/t.

(f) Totals may not sum due to rounding.

(g)

A mine call factor based on historic performance and planned improvements is applied to the mineral reserves. The following mine call factors have been applied: Driefontein 86%, Kloof 82%, Beatrix 81% and Cooke 79%.

(h)

The WRTRP Pre-feasibility Study (PFS) (assessing the potential for extraction of gold and uranium from Sibanye Gold’s West Wits Line and the adjacent Cooke TSFs) was successfully concluded in 2013 and is currently the subject of a Definitive Feasibility Study expected during the first three months of fiscal 2015. The 31 December 2014 reserves are based on the original PFS which has been updated with deposition to the active TSF’s during 2014.

(3)	Above infrastructure (AI) reserves relate to mineralisation which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur.

(4)

Below infrastructure (BI) reserves relate to mineralisation which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(5)

The 2013 Bloemhoek Project Mineral Reserves are based on a Technical Report National Instrument 43-101 Technical Report, in accordance with Form 43-101F1 on behalf of Wits Gold, compiled by Turnberry Projects Proprietary Limited in September 2009. The Qualified Persons for the preparation of this Pre-Feasibility Study report were Gordon Cunningham and Timothy Spindler.

(6)

The Competent Person designated in terms of SAMREC, who took responsibility for the reporting of the De-Bron Merriespruit Project Mineral Reserves as at 20 August 2013, was Mr. JHK Hudson, Principal Engineer employed by Royal HaskoningDHV. The gold mineral reserves at this project were determined at a cut-off of 300 cm.g/t. This 2013 mineral reserve statement was declared by Wits Gold and was deemed compliant with the SAMREC Code.

Gold Price Sensitivity

The amount of gold mineralisation that we can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates our reserves at different gold prices that are 10% above and below the $1,450/oz (R420,000/kg) gold price used to estimate our attributable reserves; however, the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	R378,000/kg	R420,000/kg	R462,000/kg
	(Moz)(1)

Driefontein	6.945	7.354	8.084

Kloof	6.305	6.900	7.497

Beatrix	3.469	3.669	3.905

Cooke	1.833	1.955	2.112

WRTRP	6.459	6.459	6.459

De Bron Merriespruit	—	2.088	2.088

Burnstone	—	—	2.780

Beisa Central	—	—	0.680

Bloemhoek	—	—	2.117

Total	25.011	28.425	35.721

Note:

(1)	Driefontein, Kloof, Beatrix and Cooke operations’ reserves include Run-of-Mine ore stockpiles, tailings and SRD.

Our attributable gold reserves decreased from 32.7Moz at 31 December 2013 to 28.4Moz at 31 December 2014, primarily due to re-estimation of the Southern Orange Free State (SOFS) Projects that were acquired from Wits Gold in 2014, in accordance with Sibanye’s estimation protocols and procedures.

Gold
(Moz)

Life of Mine 31 December 2013	32.702

2014 Depletion	(1.723)

Post Depletion Life of Mine	30.979

Changes in Geology	(0.018)

Changes in estimation models	0.806

Specific Inclusions:

Additional Secondary Reefs at Driefontein and Kloof	0.333

White Areas and general Additions primarily at Kloof and Beatrix	0.645

Driefontein 5 Shaft Drop-down following completion of PFS in 2014	1.126

Kloof 4 Shaft Drop-down following completion of PFS in 2014	0.532

Gold
(Moz)

Deposition on active WRTRP TSFs during 2014	0.037

Specific Exclusions:

Bloemhoek Project reserves excluded based on revised geology and evaluation models	(5.400)

Selective evaluation method applied to De Bron Merriespruit Project along with updated modifiers and cost estimates	(1.012)

Uneconomic surface sources at Rand Surface Operations	(0.051)

Technical Factors (mine call factor, % Waste Mining, etc)	0.448

Total	28.425

Uranium Reserve Statement

As of 31 December 2014, we had probable uranium reserves of approximately 102.5Mlb as set forth in the following table:

Uranium ore reserve statement as of 31 December 2014(1)(2)

	Year ended 31 December
	2014			2013
	Tons	Grade	U3O8	U3O8
	(Mt)	(kg/t)	(Mlb)	(Mlb)

Cooke

Proved (AI)(3)	4.1	0.379	3.388	2.129

Probable (AI)	0.5	0.369	0.439	3.287

Total underground	4.6	0.378	3.827	5.416

Total underground operations	4.6	0.378	3.827	5.416

Total (excluding projects)

Cooke	4.6	0.378	3.827	5.416

Total (excluding projects)	4.6	0.378	3.827	5.416

WRTRP

Driefontein	158.2	0.064	22.326	21.764

Kloof	262.2	0.038	22.071	21.391

Randfontein Surface	280.4	0.088	54.256	54.256

Total WRTRP	700.8	0.064	98.653	97.411

Total Projects	700.8	0.064	98.653	97.411

Total Underground (including projects)	4.6	0.378	3.827	5.416

Total Surface (including projects)	700.8	0.064	98.653	97.411

Total mineral reserve	705.4	0.066	102.480	102.827

Notes:

(1)	Managed, unless otherwise stated.

(2)

(a)

Quoted as mill delivered metric tons and Run-of-Mine (RoM) grades, inclusive of all mining dilutions and uranium losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors is Ezulwini Plant 79%. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The Ezulwini uranium plant has been in operation from June 2014.

(b)

A uranium price of R1,110 per kilogram ($56/lb at an exchange rate of R9.00 per $1.00) was applied in valuing the ore reserve. The uranium price used for reserves is the long-term outlook. The three year trailing spot price is R860/kg. These prices are approximately 1% lower in South African Rand terms than the prices used for the 31 December 2013 declaration.

(c)

For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stopping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). The mine dilution factors are as follows: Cooke 7%.

(d)

The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: Cooke 29%.

(d)	Uranium is mined as a co-product and as such the pay-limit does not apply.

(e)	Totals may not sum due to rounding.

(f)	A mine call factor based on historic performance and planned improvements are applied to the mineral reserves. The following mine call factor has been applied: Cooke 77%.

(3)	AI: Above infrastructure reserves relate to mineralisation which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur.

Corporate Governance

The Competent Persons that take responsibility for the reporting of mineral reserves are the respective operation (per mining unit) or project based Mineral Resource Manager or Manager Geology. The details of all the personnel who approved the mineral reserves are listed in the respective Competent Person’s Reports for the specific operation.

Corporate Governance on the overall compliance of the company’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the Technical Services team listed below This team, who consent to the disclosure of the 31 December 2014 Mineral Reserve Statement, are permanent employees of Sibanye, and function independently of the operating mines and projects.

Competent Person	Title	Qualifications	Years
Gerhard Janse van Vuuren PLATO PMS 243	Vice President Mineral Resource Management and Mine Planning	B Tech (MRM); GDE (Mining Engineering); MBA; MSCC	27

Johan van Eeden SACNASP 400043/092	Manager Geology	MSc (Geology)	31

Competent Person	Title	Qualifications	Years

Leon Tolmay SAIMM 7041403	Manager Evaluation	NHD (Mine Survey); GDE (Mining Engineering); MSCC	38

Steven Wild SAIMM 706556	Manager Mine Planning	GDE Mining Engineering; NHD MRM	19

Werner de Klerk PLATO PMS233	Manager Survey	GDE Mining Engineering; MSCC and ND Survey	32

ENVIRONMENTAL AND REGULATORY MATTERS

Environmental

See “Integrated Annual Report—Overview—External Context—Natural Environment”.

Health and Safety

See “Integrated Annual Report—Overview—External Context—Health and Safety”.

A failure to comply with the Mine Health and Safety Act is a criminal offence for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. In addition, inspectors from the MHSI have the right to half any part, or all, of the operations of a mine in the event of any circumstances which are unsafe in the opinion of that inspector. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is R1 million per offence.

Mineral Rights

The MPRDA

The MPRDA came into effect on 1 May 2004. The MPRDA consists of two parts, namely the Act itself and the Transitional Provisions contained in Schedule II to the Act. In terms of the MPRDA, the mineral and petroleum resources of South Africa belong to the nation and the state (as custodian of the nation’s resources), which is entitled to grant prospecting and mining rights.

Under the MPRDA, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to BEE and social responsibility, will be considered by the Minister of Mineral Resources when exercising his discretion whether to grant these applications. A prospecting or mining right can be suspended or canceled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, or if the holder of the right submits false, incorrect or misleading information to the DMR. The MPRDA sets out a process which must be followed before the Minister of Mineral Resources is entitled to suspend or cancel the prospecting or mining right. In November 2006, the DMR approved the conversion of Sibanye’s mining licences under the old regulatory regime at Kloof, Driefontein and Beatrix into rights under the new regime. All of Sibanye’s mines have received their new-order mining rights.

The MPRDA empowered the Minister of Mineral Resources to develop the Mining Charter to set the framework, targets and timetable for effecting entry of HDSAs into the mining industry and to allow such South Africans to benefit from the exploitation of South Africa’s mineral resources.

Among other things, the Mining Charter stated that mining companies agreed to achieve 26% HDSA ownership of South African mining industry assets within 10 years (i.e. by the end of 2014). Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter also required mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process.

Following a review, the DMR released the Amended Mining Charter on 13 September 2010. Amendments to the Mining Charter in the Amended Mining Charter included, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which was to be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter (the Scorecard) made provision for a phased-in approach for compliance with the above targets over the five year period ended 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights. In light of the Amended Mining Charter, the status of the Mining Charter is unclear although such charter appears to have been replaced by the Amended Mining Charter.

In accordance with the MPRDA, on 29 April 2009 the DMR published the Code relating to the socio-economic transformation of the mining industry. The current industry position is that the DMR does not apply the Codes and that mining companies are subject only to the provisions of the MPRDA and the Amended Mining Charter.

The Mineral and Petroleum Resources Development Amendment Act, 2008 (the MPRDAA) was assented to by the President on 19 April 2009 and was to come into effect on a date to be proclaimed by the President. From 19 April 2009 to 31 May 2013, the fate of the MPRDAA was unclear and it was thought that the government would not proceed with the MPRDAA. On 31 May 2013, it was published in the government gazette that the MPRDAA would come into effect 7 June 2013. This proclamation was amended by a further proclamation dated 6 June 2013 such that only certain sections of the MPRDAA took effect as of 7 June 2013. Because Sibanye is already the holder of mining rights in respect of its mines, the amendments introduced by the MPRDAA have limited impact on the current regulation of its operations.

In December 2012, the Mineral and Petroleum Resources Development Amendment Bill (the MPRDB) was published for comment. While the stated purpose of the MPRDB is, among other things, to remove ambiguities and enhance sanctions, the MPRDB has been criticised by stakeholders in the mining industry. Comments on the MPRDB were submitted and the Mineral and Petroleum Resources Development Amendment Bill B15-2013 (MPRDB 2013) was published on 31 May 2013. A further revised version of the MPRDB 2013, the Mineral and Petroleum Resources Development Amendment Bill B15B-2013 (the Revised MPRDB 2013) was approved by the National Assembly of Parliament on 12 March 2014 and by the National Council of Provinces on 27 March 2014. The President must now assent to the Revised MPRDB 2013 if he finds it to be in accordance with the Constitution of South Africa. If the President assents to the Revised MPRDB 2013, it will become an Act of Parliament and will come into effect on a date to be proclaimed by the President. It is unclear whether the President will assent to the Revised MPRDB in 2013 in its current form or whether the Bill will be subject to further amendment.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes of Good Practice (BBBEE Codes), with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. On 24 October 2014, the BBBEE Amendment Act, No. 46 of 2013 was brought into operation. The BBBEE Amendment Act inserts a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect. This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) became available for voluntary use on 11 October 2013 but are still under consideration and are not yet in force. Entities may elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals.

Sibanye currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

The President has appointed the Davis Tax Review Committee to look into and review the current mining tax regime.

Exchange Controls

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the CMA. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years.

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

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorised dealer, subject to all existing criteria and reporting obligations.

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

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of 17 March 2015, the issued share capital of Sibanye consisted of 913,925,046 ordinary shares.

To our knowledge: (1) Sibanye is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye. To the knowledge of Sibanye’s management, there is no controlling shareholder of Sibanye.

A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5% or more of the issued share capital of Sibanye as of 17 March 2015 is set forth below.

Beneficial Shareholder	Ordinary shares	Percentage
Gold One	178,004,754	19.50

Government Employees Pension Fund (PIC)	83,342,706	9.13

Investment Manager	Ordinary shares	Percentage
Allan Gray Proprietary Limited	85,548,836	9.37

Public Investment Corporation (SOC) Limited	80,534,807	8.82

Van Eck Associates Corporation	54,551,388	5.97

Old Mutual plc	50,459,337	5.53

The table below shows the change in the percentage of ownership by Sibanye’s major shareholders, to the knowledge of Sibanye’s management, between 31 December 2013 and 31 December 2014. Prior to 18 February 2013, the entire issued share capital of Sibanye was held by Gold Fields and there were no significant changes in the percentage of ownership to the knowledge of Sibanye’s management. In anticipation of the Spin-off, Gold Fields converted the authorised and issued share capital of Sibanye from share with part value to no par value shares and increased the authorised share capital by the creation of an additional 999,999,000 ordinary shares with no par value. On 1 February 2013, Gold Fields subscribed for further shares in Sibanye at a subscription price of R17,234.8 million. On 18 February 2013, all of the Sibanye shares, including those subscribed for by Gold Fields, were distributed by Gold Fields to its shareholders in the Spin-off.

	Beneficial shareholding as of 31 December
	2014	2013
	(%)

Beneficial Shareholder

Gold One	19.80	—

Government Employees Pension Fund (PIC)	8.26	5.50

	Investment manager holding as of 31 December
Investment Manager	2014	2013

Allan Gray Proprietary Limited	9.98	14.72

Blackrock Inc.	1.37	3.36

Dimensional Fund Advisors	4.21	4.81

First Eagle Investment Management	—	3.54

Investec Asset Management Holdings Proprietary Limited	3.25	14.15

Old Mutual plc	5.33	0.60

Public Investment Corporation Limited	7.94	4.69

Van Eck Associates Corporation	5.07	5.89

To the knowledge of management, save as disclosed herein, none of the above shareholders hold voting rights which are different from those held by Sibanye’s other shareholders.

Newshelf 1114 Empowerment Partner

See “—Risk Factors—Risks related to Sibanye’s shares and ADRs—Sibanye’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye’s outstanding share options, issues of shares by the Board in compliance with BEE legislation or in connection with acquisitions.”

Shareholders’ Register

The principal non-United States trading market for the ordinary shares of Sibanye is the JSE Limited, on which they trade under the symbol “SGL”. Sibanye’s American depositary shares (ADSs) trade in the United States on the NYSE under the symbol “SBGL”. The ADRs representing the ADSs were issued by the Bank of New York Mellon (BNYM) as Depositary. Each ADS represents four ordinary shares.

Public Takeover Offers

No public takeover offers by third parties have been made in respect of Sibanye’s shares or by Sibanye in respect of other companies’ shares during the last and current fiscal year.

Related Party Transactions

See “Integrated Annual Report—Annual Financial Statements—Notes to the Consolidated Financial Statements—Note 44: Related Party Transactions.”

Indemnity Agreement

Each of Gold Fields and the other Guarantors have entered into the Indemnity Agreement in favor of Sibanye, in order to indemnify Sibanye, with effect from 18 February 2013, against any loss caused to Sibanye in circumstances where Sibanye is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes. The Indemnity Agreement will remain in place for as long as Sibanye’s guarantee obligations under the Notes remain in place. However, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye for all or part of its guarantee, Sibanye may become liable for the full amount of the guarantee. Among other things, if Sibanye is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye’s other financing facilities.

Statement of Interests

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

FINANCIAL INFORMATION

Dividend Policy and Dividend Distributions

Sibanye may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of Sibanye or a court order or has been authorised by resolution of the Board and (save in the case of a pro rata distribution to all shareholders (except one which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), cash dividends paid out of retained income, capitalisation issues or scrip dividends incorporating an election to receive either capitalisation shares or cash) has been sanctioned by ordinary resolution, and provided further that:

—	dividends be paid to shareholders registered as at a date subsequent to the date of declaration or date of confirmation of the dividend, whichever is the later;

—	it reasonably appears that Sibanye will satisfy the ‘solvency and liquidity’ test as set out in the Companies Act immediately after completing the proposed distribution; and

—	no obligation is imposed by Sibanye, if it is a distribution of capital, that such capital be used to subscribe for shares in Sibanye.

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

All dividends paid by Sibanye prior to the Spin-off were historically paid to Gold Fields. After the Spin-off, the Board adopted a new dividend policy of between 25% and 35% of normalised earnings. Sibanye defines normalised earnings as net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of result of associates after royalties and taxation.

A final dividend of 62 Rand cents per share was declared in respect of the six months ended 31 December 2014 resulting in a total dividend of 112 Rand cents per share for fiscal 2014.

Under South African law, Sibanye will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and we are permitted to do so in terms of the Memorandum of Incorporation.

There is no arrangement under which future dividends are waived or agreed to be waived.

THE OFFER AND LISTING

Listing Details

As of 31 December 2014, 404 record holders of Sibanye’s ordinary shares, holding an aggregate of 326,214,107 ordinary shares (36%), were listed as having addresses in the United States.

JSE Trading History

The tables below show the high and low closing prices in Rand and the average daily volume of trading activity on the JSE for Sibanye’s ordinary shares for the periods indicated.

The following table sets out ordinary share trading information on a yearly basis for the last two fiscal years since the shares began trading on 11 February 2013, as reported by I-Net Bridge, a South African financial information service:

	Ordinary share price		Average daily trading volume
Year ended	High	Low
	(Rand per ordinary share)		(number of ordinary shares)

31 December 2013	16.30	6.73	4,754,958

31 December 2014	29.52	12.34	2,868,842

through 17 March 2015	32.26	21.75	2,866,763

The following table sets out ordinary share trading information on a quarterly basis for the periods indicated since Sibanye’s shares commenced trading on 11 February 2013, as reported by I-Net Bridge:

	Ordinary share price		Average daily trading volume
Quarter ended	High	Low
	(Rand per ordinary share)		(number of ordinary shares)

31 March 2013	16.30	12.48	12,756,231

30 June 2013	13.39	6.73	4,445,625

30 September 2013	13.66	7.17	3,604,973

31 December 2013	15.70	11.43	2,036,475

31 March 2014	25.60	12.34	2,709,498

30 June 2014	29.00	23.00	3,911,206

30 September 2014	29.52	22.10	2,112,659

31 December 2014	24.62	19.05	2,829,663

The following table sets out ordinary share trading information on a monthly basis for each of the last six months, as reported by I-Net Bridge:

	Ordinary share price		Average
Month ended	High	Low	daily trading value (number of ordinary shares)
	(Rand per ordinary share)

30 September 2014	25.16	22.10	2,135,971

31 October 2014	24.62	21.00	2,686,855

30 November 2014	22.30	19.05	3,224,483

31 December 2014	23.09	19.28	2,599,071

31 January 2015	32.26	21.75	2,716,904

28 February 2015	32.00	29.57	2,548,552

On 17 March 2015, the closing price of the ordinary shares on the JSE was R25.55.

NYSE Trading History

The tables below show the high and low closing prices in U.S. dollars and the average daily volume of trading activity on the NYSE for the periods indicated.

The following table sets out ordinary share trading information on a yearly basis for the last two fiscal years since the shares began trading on 11 February 2013, as reported by Bloomberg:

	ADS price		Average
Year ended	High	Low	daily trading volume
	($ per ADS)		(number of ADSs)

31 December 2013	7.47	2.65	887,984

31 December 2014	11.09	4.69	844,925

through 17 March 2015	11.35	7.52	1,181,692

The following table sets out ADS trading information on a quarterly basis for the periods indicated since Sibanye’s shares commenced trading on 11 February 2013, as reported by Bloomberg:

	ADS price		Average
Quarter ended	High	Low	daily trading volume
	($ per ADS)		(number of ADSs)

31 March 2013	7.47	5.27	1,949,626

30 June 2013	5.84	2.65	478,772

30 September 2013	5.48	2.81	811,932

31 December 2013	6.09	4.52	825,838

31 March 2014	9.76	4.69	813,194

30 June 2014	11.09	8.62	704,607

30 September 2014	10.98	7.96	780,790

31 December 2014	9.02	6.60	1,077,427

The following table sets out ADS trading information on a monthly basis for each of the last six months, as reported by Bloomberg:

	ADS price		Average
Month ended	High	Low	daily trading volume
	($ per ADS)		(number of ADSs)

30 September 2014	9.22	7.96	826,863

31 October 2014	9.02	7.35	869,985

30 November 2014	7.94	6.60	1,109,051

31 December 2014	7.95	6.68	1,266,988

31 January 2015	11.21	7.52	1,272,275

28 February 2015	11.35	9.95	1,116,205

On 17 March 2015, the closing price of Sibanye’s ADSs quoted on the NYSE was U.S.$8.48.

ADDITIONAL INFORMATION

Memorandum of Incorporation

A summary of Sibanye’s Memorandum of Incorporation can be found in the 2012 Annual Report filed on 26 April 2013.

Material Contracts

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye in the period under review.

R4.5 billion Facilities

See “Integrated Annual Report—Annual Financial Statements—Consolidated Financial Statements—Note 30(a): R4.5 billion Facilities.”

Bridge Loan Facilities

See “Integrated Annual Report—Annual Financial Statements—Consolidated Financial Statements—Note 30(d): Bridge Loan Facilities.”

Gold One International Limited Agreement

See “—Acquisitions—Cooke”.

SGEO Term Loan Facility Agreement

See “Integrated Annual Report—Annual Financial Statements—Consolidated Financial Statements—Note 30(c): Burnstone Debt.”

Black Economic Empowerment Transactions

The BBBEE Act established a national policy on BBBEE with the objective of increasing the participation of HDSAs in the economy. Accordingly, on 5 August 2010, Gold Fields announced a series of three empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On 2 November 2010, the shareholders of Gold Fields approved these transactions at the general meeting.

As part of the first transaction, on 19 November 2010, Gold Fields issued 13,525,394 shares to the ESOP housed and administered by the Gold Fields Thusano Share Trust (the Thusano Trust) thereby commencing the implementation of the ESOP transaction. Gold Fields facilitated the establishment of the ESOP in respect of 10.75% of Sibanye. The holding in Sibanye is equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represents a 99.5% discount to the 30-days volume-weighted average Gold Fields share price at 30 July 2010. This represents approximately 1.75% of the current Gold Fields shares in issue.

As a result of the Spin-off, the Thusano Trust now also holds 13,525,394 shares in Sibanye, representing approximately 1.50% of the current Sibanye shares in issue.

The second transaction consisted of an issue to a BBBEE consortium as described below (BEECO) of about 600,000 Gold Fields shares at par value of R0.50, representing a 99.5% discount to the 30-days volume-weighted average Gold Fields share price at 30 July 2010. This represented about 0.08% of the Gold Fields shares in issue at that time. These shares carried no restrictions.

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

U.S.$1 billion Notes Issue due 2020

On 30 September 2010, Orogen announced the issue of U.S.$1,000,000,000 4.875% guaranteed Notes due 7 October 2020. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed on a joint and several basis by the Guarantors. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other present and future unsecured and unsubordinated obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye may become liable for the full amount of Orogen’s outstanding obligations.

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

As of 18 February 2013, Orogen is obliged to pay a guarantee fee to Sibanye semiannually until Sibanye is released as a guarantor under the Notes. Sibanye has raised a financial guarantee receivable for the future fee income. As of 31 December 2014 the balance was R283 million of which R57 million is current.

On 12 March 2015, Gold Fields announced the launch of a consent solicitation process to ask Note holders to vote to among other things, remove Sibane as a Guarantor under the Notes. There can be no guarantee that this process will result in Sibanye being released as a Guarantor. Pursuant to the terms and conditions of the Notes the following events are deemed to be the events of default of Orogen and, consequently, may lead to Sibanye becoming liable under its guarantee of the Notes if it is not released from its obligations: (i) a failure by Orogen or any Guarantor to pay any principal, interest or gross-up payments in respect of the Notes for a period of three business days in the case of principal or 30 days in the case of interest on gross-up payments; (ii) a failure of Orogen or any Guarantor to perform or comply with any of its other obligations under the Notes or the trust deed in relation to the Notes where such failure is incapable of remedy or continues for a period of 30 days following the notice requiring such failure to be remedied; (iii) a failure by Orogen, any Guarantor or any material subsidiary of the Gold Fields Group to remedy a breach of negative pledge provisions in relation to the Notes if such failure continues for a period of seven business days following the notice requiring the failure to be remedied; (iv) certain cross-default and cross-acceleration events in relation to indebtedness having an aggregate amount exceeding U.S.$20,000,000 (or its equivalent); (v) certain events constituting governmental intervention (such as the whole or partial displacement of management of Orogen, any Guarantor or any material subsidiary of the Gold Fields Group or taking over the authority of such company in the conduct of its business or seizure of all or a majority of the issued shares of such company or material part of its revenues or assets); or (vi) certain other events relating, inter alia, to the winding up, dissolution or insolvency of Orogen, any Guarantor or any material subsidiary of the Gold Fields

Group or it being unlawful for Orogen or any Guarantor to perform any of its obligations under the Notes or the trust deed. If any of these events shall have occurred and are continuing, the trustee at its discretion may, and if so requested by holders of at least one-quarter in principal amount of the Notes or if so directed by an extraordinary resolution of the holders of the Notes shall, subject to it being indemnified, secured and/or prefunded to its satisfaction, give notice to Orogen that the Notes shall become immediately due and repayable at their principal amount, together with accrued interest, provided that in relation to the relevant event (other than non-payment and the winding up or dissolution of Orogen) the trustee has certified that such event is, in its opinion, materially prejudicial to the interests of the holders of the Notes.

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

Deposit Agreement

In connection with the establishment of an ADR facility in respect of Sibanye’s shares, Sibanye entered into a deposit agreement with BNYM in respect of Sibanye’s shares among Sibanye, BNYM and all owners and holders from time to time of ADRs issued thereunder (the Deposit Agreement).

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

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (or DRS) or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company (or the DTC) pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

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

Other Distributions

BNYM will send to you anything else Sibanye distributes on deposited securities by any means BNYM thinks is legal, fair and practical. If it cannot make the distribution in that way, BNYM may decide to sell what Sibanye distributed-for example by public or private sale-and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Sibanye distributed, in which case ADSs will also represent the newly distributed property. BNYM may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with the distribution.

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

From time to time, the Depositary may make payments to Sibanye to reimburse and/or share revenue from the fees collected from ADR holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADR programme. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

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

Reclassifications, Recapitalisations and Mergers

If Sibanye:		Then:

—	Changes the par value of any of the Sibanye ordinary shares

—	Reclassifies, splits up or consolidates any of the Sibanye ordinary shares

—	Distributes securities on any of the Sibanye ordinary shares that are not distributed to you

The cash, ordinary shares or other securities received by BNYM will become new deposited securities under the Deposit Agreement. Each Sibanye ADR will automatically represent the right to receive a proportional interest in the new deposited securities.

—	Recapitalises, reorganises, merges, consolidates, sells its assets, or takes any similar action

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

—

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

Limitations on Obligations and Liability

The Deposit Agreement expressly limits the obligations of Sibanye and BNYM. It also limits the liability of Sibanye and BNYM. Sibanye and BNYM:

—	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

—

are not liable if either of them is prevented or delayed by law, any provision of the Sibanye by-laws or circumstances beyond their control from performing their obligations under the Deposit Agreement;

—	are not liable if either of them exercises or fails to exercise discretion permitted under the Deposit Agreement;

—	have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and

—

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

—

payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of BNYM;

—	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Sibanye ADRs upon withdrawal, and of the genuineness of any signature; and

—	compliance with regulations BNYM may establish, consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfer of Sibanye ADRs generally when the transfer books of BNYM are closed or at any time if BNYM or Sibanye thinks it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

You have the right to cancel your Sibanye ADRs and withdraw the underlying ordinary shares at any time, except:

—

due to temporary delays caused by BNYM or Sibanye closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders’ meeting, or Sibanye paying dividends;

—	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

—

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sibanye ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Pre-release of Sibanye ADRs

In certain circumstances, subject to the provisions of the Deposit Agreement, BNYM may deliver Sibanye ADRs before deposit of the underlying ordinary shares. This is called a pre-release of Sibanye ADRs. BNYM may also deliver ordinary shares prior to the receipt and cancellation of pre-released Sibanye ADRs (even if those Sibanye ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to BNYM. BNYM may receive Sibanye ADRs instead of ordinary shares to close out a pre-release. BNYM may pre-release Sibanye ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to BNYM in writing that it or its customer owns the ordinary shares or Sibanye ADRs to be deposited; (2) the pre-release must be fully collateralised with cash or collateral that BNYM considers appropriate; and (3) BNYM must be able to close out the pre-release on not more than five business days’ notice. The pre-release will be subject to whatever indemnities and credit regulations BNYM considers appropriate. In addition, BNYM will limit the number of Sibanye ADRs that may be outstanding at any time as a result of pre-release.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (Profile) will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorisation from the ADS holder to register that transfer.

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

Under South African Exchange Control Regulations, the ordinary shares and ADRs representing ordinary shares of Sibanye are freely transferable outside South Africa between persons who are not residents of the CMA, provided such transfer is reported to the SARB and, where new share certificates are issued, such certificates are endorsed with the words “non-resident”. The same endorsement, however, will not be applicable to ADRs of Sibanye held by non-resident shareholders. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialised.

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

Withholding Tax on Dividends

It should be noted that the 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from 1 April 2012. Generally, under the terms of the reciprocal tax treaty entered into between South Africa and the United States (the Treaty) the withholding tax on dividends will be reduced to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

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

As Sibanye operates in the mining sector, it is highly probable that 80% or more of the market value of the ordinary shares or ADSs are directly or indirectly derived from immovable property located in South Africa. In the instances where non-resident shareholders hold 20% or more of the ordinary shares or ADSs and dispose of the same, the purchaser of the ordinary shares or ADSs will be obliged to withhold a percentage (between 5% and 10%, depending on the nature of the seller) of the purchase consideration for the ordinary shares or ADSs payable to the non-resident shareholders and pay such amount over to the South African Revenue Service within 14 days where the purchaser is a South African resident or within 28 days where the purchaser is a non-resident. The taxing right of the capital gain could, however, be awarded to the specific jurisdiction of the seller (and not South Africa) depending on the wording and application of the applicable Double Taxation Treaty.

Securities Transfer Tax

No Securities Transfer Tax (STT) is payable in South Africa with respect to the issue of a security.

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

STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of the consideration given for the security declared by the transferee or the closing price of that security. The taxable amount of an unlisted security is the greater of the consideration given for the acquisition of the security or the market value of an unlisted security. In the case of a transfer of a listed security, either the member, the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid by the 14th day of the month following the transfer. The liability for tax with respect to the transfer of listed securities lies with the party facilitating the transfer or the recipient of the security.

Interest withholding tax

Interest withholding tax has been introduced into the South African tax regime with effect from 1 March 2015. Although not specifically applicable to non-resident shareholders or non-resident ADS holders, interest withholding tax will be levied at a rate of 15% on any interest paid for the benefit of any foreign person to the extent that the interest is regarded as being from a source within South Africa. There is, however, a specific exemption from interest withholding tax on any interest incurred on a listed debt (i.e. debt listed on a recognised exchange). Any interest withholding tax may further be reduced by the applicable Double Taxation Treaty.

Davis Tax Committee

The Davis Tax Committee has been established to review the current South African mining tax regime and to consider input from the industry on practical elements not currently taken into account by the mining tax legislation. No update has been provided on the status of the outcome of the Davis Tax Committee’s investigations. This does not currently affect any non-resident shareholders or non-resident ADS holders, although it could have an indirect affect in future depending on the findings of the Davis Tax Committee and the impact thereof on the mining tax regime in South Africa.

U.S. Federal Income Tax Considerations

The following discussion summarises the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADRs by a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADRs that is for U.S. federal income tax purposes:

—	a citizen or resident of the United States;

—	a corporation created or organised under the laws of the United States or any State within the United States;

—	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

—

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or ADRs will depend upon the status of the partner and the activities of the partnership. If you are an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax adviser concerning the U.S. federal income tax consequences to you and your partners of the acquisition, ownership and disposition of ordinary shares or ADRs by you.

This summary only applies to U.S. Holders that hold ordinary shares or ADRs as capital assets. This summary is based upon:

—	the current tax laws of the United States, including the Internal Revenue Code of 1986 as amended and regulations promulgated thereunder;

—	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

—	the income tax treaty between the United States and South Africa

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

This summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

—	investors that own (directly or indirectly) 5% or more of Sibanye’s voting stock;

—	financial institutions;

—	insurance companies;

—	investors liable for the alternative minimum tax or the net investment income tax;

—	individual retirement accounts and other tax-deferred accounts;

—	tax-exempt organisations;

—	dealers in securities or currencies;

—	investors that hold ordinary shares or ADRs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

—	investors whose functional currency is not the U.S. dollar.

Sibanye does not believe that it should be treated as, and does not expect to become, a passive foreign investment company (PFIC) for U.S. federal income tax purposes, but Sibanye’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye were to be treated as a PFIC, U.S. Holders of ordinary shares or ADRs would be required (i) to pay a special U.S. addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADRs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye would not be eligible for the reduced rate of tax described below under “Taxation of Dividends”. You should consult your own tax advisers regarding the potential application of the PFIC regime.

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

Dividends paid by Sibanye generally will be taxable to non-corporate U.S. Holders at the reduced rate normally applicable to long-term capital gains, provided that either Sibanye qualifies for the benefits of the income tax treaty between the United States and South Africa, or the ADRs are considered to be “readily tradable” on the NYSE and certain other requirements are met.

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the depositary (in the case of ADRs). If you or the Depositary, as the case may be, convert dividends received in Rand into U.S. dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.

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

The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.

Taxation of a Sale or Other Disposition

Upon a sale or other disposition of ordinary shares or ADRs, other than an exchange of ADRs for ordinary shares and vice versa, you will generally recognise capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADRs. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADRs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under “Taxation of Dividends” and also exceeds 10% of your basis in the ordinary shares. Any gain or loss will generally be U.S. source.

The amount realised on a sale or other disposition of ordinary shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, you will recognise U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis taxpayer (or an accrual basis taxpayer that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADRs will not result in the realisation of gain or loss for U.S. federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADRs surrendered, and your holding period for the ordinary shares will include the holding period of the ADRs.

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under “—Certain South African Tax Considerations—Securities Transfer Tax” above, such securities transfer tax will not be a creditable tax for U.S. foreign tax credit purposes.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADRs by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser about these rules and any other reporting obligations that may apply to the ownership or disposition of ordinary shares or ADRs, including requirements related to the holding of certain foreign financial assets.

Documents on Display

Sibanye will also file annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

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

Subsidiary Information

Not applicable.

Refining and Marketing

Sibanye has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye’s South African-produced gold. Rand Refinery is a private company in which Sibanye holds a 33.1% interest, with the remaining interests held by other South African gold producers. Since 1 October 2004, up to the Spin-off date, Gold Fields’ treasury department arranged the sale of all the gold production from Sibanye’s operations. As from the Spin-off, Rand Refinery advises Sibanye’s department of treasury (Treasury) on a daily basis of the amount of gold available for sale. Treasury, then sells the gold at a price benchmarked against the London afternoon fixing price. Two business days after the sale of gold, Sibanye deposits an amount in U.S. dollars equal to the value of the gold at the London afternoon fixing price into Rand Refinery’s nominated U.S. dollar account. Rand Refinery deducts refining charges payable by Sibanye relating to such amount of gold and deposits the balance of the proceeds into the nominated U.S. dollar account of Sibanye.

Acquisitions

Cooke

On 15 May 2014, all conditions precedent to the acquisition of Gold One’s 76% shareholding in, and claims against, Newshelf 1114 Proprietary Limited (Newshelf 1114) were fulfilled.

Newshelf 1114 holds 100% of the shares of Rand Uranium Proprietary Limited, or Rand Uranium, and Ezulwini Mining Company Proprietary Limited (Ezulwini) which, together, include the activities of the Cooke operations. On completion of the Newshelf 1114 BEE structure, Sibanye will have a 74% interest in Newshelf 1114. The current balance of 24% not owned by Sibanye forms part of the Newshelf 1114 BEE structure. Non-controlling interest takes into account any portion the equity of Newshelf 1114 which is indirectly attributable to the shareholders of Sibanye as a result of funding provided by Sibanye.

As consideration for the acquisition of Cooke, Sibanye issued 156,894,754 new Sibanye Shares at R28.61, representing 17% of Sibanye’s issued share capital, on a fully diluted basis to Gold One.

The acquisition of Cooke is expected to be earnings accretive, and will increase Sibanye’s annual gold production as well as enhance existing operational flexibility by leveraging Sibanye’s existing assets in the West Wits region. The transaction will also facilitate the optimal development of the WRTRP, enhancing the return on investment from Sibanye’s surface processing facilities and reducing future environmental liability.

Wits Gold

On 14 April 2014, Sibanye completed the acquisition of the entire issued share capital of Wits Gold for a cash consideration of R400.5 million, or R11.55 per Wits Gold share. The majority of Wits Gold’s resources are adjacent to Sibanye’s Beatrix operation. The acquisition was accounted for as an asset acquisition in which the consideration paid for the acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Transaction-related expenses of R14.8 million have been capitalised.

Burnstone

On 5 July 2013 Wits Gold announced to its shareholders that it had submitted a final binding offer (the Offer) to Mr Peter van den Steen, the business rescue practitioner of Sibanye Gold Eastern Operations Proprietary Limited (SGEO (previously Southgold Exploration Proprietary Limited)) to acquire SGEO, the sole owner of Burnstone located in South Africa’s Mpumalanga Province. The Offer was included in the business rescue plan that was approved by the creditors of SGEO on 11 July 2013.

All the outstanding conditions precedent were met on 1 July 2014, and Sibanye, through its subsidiary Wits Gold, also took 100% control of Burnstone from this date, also the date on which SGEO came out of business rescue. Sibanye acquired all of the issued shares of SGEO together with all shareholder and inter-group loans against SGEO for a purchase consideration of R100. Wits Gold was also required to fund R77.4 million for the settlement of all outstanding creditors of SGEO.

In addition Wits Gold has to fund up to R950 million by means of a loan (the Wits Gold Loan) over time, as working capital to support the production plan. The Wits Gold Loan will attract interest at the Johannesburg Interbank Agreed Rate (JIBAR) plus a margin of 4%.

SGEO had bank debt of U.S.$178.1 million (R1,883.9 million) (the Burnstone Debt) of which U.S.$0.2 million (R1.9 million) was settled on 1 July 2014. The Burnstone Debt will be interest free at first and will attract interest at the London Interbank Offered Rate (LIBOR) plus a margin of 4% from 1 July 2017. The Burnstone Debt is fully secured against the assets of SGEO and there is no recourse to the Sibanye Group.

The first 50% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 50% to repay U.S.$7.8 million of the Burnstone Debt. On settlement of this U.S.$7.8 million, 90% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Burnstone Debt. On settlement of the Wits Gold Loan and interest, Burnstone Debt will be repaid from 30% of Burnstone’s free cash flow and the balance will be paid to Wits Gold.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sibanye is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Sibanye may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Sibanye does not generally hedge against the risk of changes in the price of gold. See “Consolidated Financial Statements—Note 43: Risk Management—Market Risk” and “Consolidated Financial Statements—Note 43: Risk Management—Controlling and managing the risks of the Group.”

Foreign Currency Sensitivity

General

In the ordinary course of business, Sibanye enters into transactions, such as gold sales, denominated in foreign currencies, primarily U.S. dollars.

See “Consolidated Financial Statements—Note 43: Risk Management—Foreign Currency Sensitivity.” As of 17 March 2015 there were no material foreign currency contract positions.

During fiscal 2014 and 2013, no forward cover was taken out to cover various commitments of Sibanye’s operations.

Foreign Currency Sensitivity Analysis

Sibanye’s operations are all located in South Africa and its revenues are equally sensitive to changes in the U.S. dollar gold price and the Rand/U.S. dollar exchange rate (the exchange rate). Depreciation of the Rand against the U.S. dollar results in Sibanye’s revenues and operating margin increasing. Conversely, should the Rand appreciate against the U.S. dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets over which Sibanye has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa. For more information regarding fluctuations in the value of the Rand against the U.S. dollar see “—Key Information—Exchange Rates”.

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no material foreign currency contracts as of 17 March 2015.

Commodity Price Sensitivity

General

Gold

The market price of gold has a significant effect on the results of operations of Sibanye, and the ability of Sibanye to pay dividends and undertake capital expenditures. The gold price has historically fluctuated widely and is affected by numerous industry factors over which Sibanye does not have any control. See “Consolidated Financial Statements—Note 43: Risk Management—Commodity Price Sensitivity”, “—Risk Factors—Risks related to Sibanye’s business—Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Sibanye’s operations and the cash flows generated by those operations” and “—Operating and Financial Review and Prospects—Factors affecting our performance—Gold price”. The aggregate effect of these factors on the gold price, all of which are beyond the control of Sibanye, is impossible for Sibanye to predict.

Commodity Price Hedging Policy

Gold

See “Consolidated Financial Statements—Note 43: Risk Management—Commodity Price Hedging Policy”.

Commodity Price Hedging Experience

Gold

As of 31 December 2014 and 2013, and since 31 December 2014, as of 17 March 2015, no commodity price derivative instruments were entered into.

Commodity Price Contract Position

As of 31 December 2014 and 2013, and since December 2013 as of 17 March 2015, Sibanye had no outstanding commodity price contracts.

Interest Rate Sensitivity

See “Consolidated Financial Statements—Note 43: Risk Management—Interest Rate Sensitivity” and “Consolidated Financial Statements—Note 43: Risk Management—Interest Rate Sensitivity Analysis.”

CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Sibanye has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Sibanye, of the effectiveness of the design and operation of Sibanye’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Sibanye’s Chief Executive Officer and Chief Financial Officer concluded that, as of 31 December 2014, Sibanye’s disclosure controls and procedures were effective.

(b)	Management’s Report on Internal Control over Financial Reporting:

Sibanye’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

—

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and

—

provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management excluded from its assessment of internal controls over financial reporting Newshelf 1114 Proprietary Limited Rand Uranium Proprietary Limited and Ezulwini Mining Company Proprietary Limited (collectively Cooke), Witwatersrand Consolidated Gold Resources Limited (Wits Gold) and Sibanye Gold Eastern Operations Proprietary Limited (previously Southgold Exploration Proprietary Limited) (Burnstone), all of which were acquired during the year ended 31 December 2014. The aggregate total assets and total revenues of Wits Gold, Cooke and Burnstone represent 31% (including 3% of total assets related to goodwill that was included within the assessment) and 9%, respectively, of the related consolidated financial statement amounts as at and for the year ended 31 December 2014.

Sibanye’s management assessed the effectiveness of its internal control over financial reporting as of 31 December 2014. In making this assessment, Sibanye’s management used the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon its assessment, Sibanye’s management concluded that, as of 31 December 2014, its internal control over financial reporting is effective based upon those criteria.

KPMG Inc., an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Sibanye’s internal control over financial reporting as of 31 December 2014.

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of KPMG Inc., an Independent Registered Public Accounting Firm, on page 310.

(d)	Changes in Internal Control Over Financial Reporting:

There has been no change in Sibanye’s internal control over financial reporting that occurred during fiscal 2014 that has materially affected, or is reasonably likely to materially affect, Sibanye’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Sarbanes-Oxley Act requires the Board to identify a financial expert from within its ranks. The Board has resolved that the committee’s Chairman, Keith Rayner, is the Audit Committee’s financial expert. Further, the Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Sibanye’s management and auditors, the quality of Sibanye’s disclosure controls, the preparation and evaluation of Sibanye’s financial statements and Sibanye’s financial reporting. Sibanye’s Board of Directors also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities. For biographical information on each member of the Audit Committee, see “Integrated Annual Report—Strategic Leadership—Board”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG has served as Sibanye’s principal accountant for fiscal 2014, 2013 and 2012. Set forth below are the fees for audit and other services rendered by KPMG for fiscal 2014, 2013 and 2012.

	Fiscal
	2014	2013	2012
	(Rand millions)

Audit fees	11.9	11.2	1.6

Audit related fees	5.4	2.7	—

Tax fees	—	0.2	—

All other fees	—	—	—

Total	17.3	14.1	1.6

Audit fees include fees billed for audit services rendered for Sibanye’s annual consolidated financial statements filed with regulatory organisations.

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

Audit Committee’s Policies and Procedures

In accordance with the Securities and Exchange Commission rules regarding auditor independence, the Audit Committee has established Policies and Procedures for Audit and Non-Audit Services Provided by an Independent Auditor. The rules apply to Sibanye and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the Securities and Exchange Commission (the external auditor) for permissible non-audit services. When engaging the external auditor for permissible non-audit services (audit-related services, tax services, and all other services), preapproval is obtained prior to the commencement of the services.

CORPORATE GOVERNANCE

Sibanye’s home country corporate governance practices are regulated by the Listing Requirements of the JSE (the JSE Listing Requirements). The following is a summary of the significant ways in which Sibanye’s home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.

The NYSE Listing Standards require that the non-management directors of U.S. listed companies meet at regularly scheduled executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Sibanye’s non-management directors meet regularly without management.

The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements do not require the appointment of such a committee, however if such a committee is appointed it must stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent and the chair must be the chair of the Board, if independent, or must be the lead independent director, if the Board chair is not independent. Sibanye has a Nominating and Governance Committee which is currently comprised of three non-executive directors, all of whom are independent under the JSE Listing Requirements and which is chaired by the Chairman of Sibanye, as required by the JSE Listing Requirements.

The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Sibanye has appointed a Compensation Committee, currently comprised of four board members, all of whom are independent under the JSE Listing Requirements.

The NYSE Listings Standards require U.S. listed companies to have an audit committee composed entirely of independent directors. The South African Companies Act requires that the audit committee be approved by shareholders on an annual basis at a company’s annual general meeting. The Companies Act and the JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye has appointed an Audit Committee, currently comprised of four board members, all of whom are non-executive and independent, as defined under the Companies Act and the JSE Listings Requirements. One of these non-executive directors is also a non-executive director of Gold Fields, the former parent of Sibanye; however, Sibanye believes he satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and applicable NYSE Listing Standards.

FINANCIAL STATEMENTS

See “Integrated Annual Report—Annual Financial Statements—Consolidated Financial Statements”.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sibanye Gold Limited:

We have audited the accompanying consolidated statements of financial position of Sibanye Gold Limited and its subsidiaries (“Sibanye Gold”) as at 31 December 2014 and 2013, the related consolidated income statements and the consolidated statements of changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2014, as set out on pages 172, 174 and 176 to 235, and the information in the remuneration report as set out on pages 152 to 157. We also have audited Sibanye Gold’s internal control over financial reporting as at 31 December 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sibanye Gold’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sibanye Gold Limited and its subsidiaries as at 31 December 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, Sibanye Gold maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Newshelf 1114 Proprietary Limited, Rand Uranium Proprietary Limited, Ezulwini Mining Company Proprietary Limited (collectively Cooke), Witwatersrand Consolidated Gold Resources Limited (Wits Gold) and Sibanye Gold Eastern Operations Proprietary Limited (previously Southgold Exploration Proprietary Limited) (Burnstone) from its assessment of internal control over financial reporting as at 31 December 2014 because they were acquired by Sibanye Gold during the year. The aggregate total assets and total revenues of Cooke, Wits Gold and Burnstone represent 31% (including 3% of total assets related to goodwill that was included within the scope of its assessment) and 9%, respectively, of the related consolidated financial statement amounts as at and for the year ended 31 December 2014. Our audit of internal controls over financial reporting of Sibanye Gold also excluded an evaluation of the internal control over financial reporting of Cooke, Wits Gold and Burnstone.

/s/ KPMG Inc.

Johannesburg, South Africa

23 March 2015

EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit

1.1	Memorandum of Incorporation of Sibanye.(1)

2.1	Form of Deposit Agreement among Sibanye, BNYM, as depositary, and the owners and beneficial owners from time to time of ADRs.(2)

2.2	Form of ADR.(2)

2.3	The Sibanye 2013 Share Plan, adopted 21 November 2012.(1)

2.4	Trust Deed among Orogen, as issuer; Gold Fields, GFIMSA, GFO and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the Notes.(1)

4.1

R6 billion term and revolving credit facilities agreement between ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank, JP Morgan Chase Bank N.A., Johannesburg Branch and the Financial Institutions listed in Schedule 1) and Sibanye, dated 28 November 2012.(1)

4.2

First Addendum to the R6 billion term and revolving credit facilities agreement between ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank, JP Morgan Chase Bank N.A., Johannesburg Branch and the Financial Institutions listed in Schedule 1) and Sibanye, dated 8 July 2013.(3)

4.3

Second Addendum to the R6 billion term and revolving credit facilities agreement between ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank, JP Morgan Chase Bank N.A., Johannesburg Branch and the Financial Institutions listed in Schedule 1) and Sibanye, dated 16 August 2013.(3)

4.4

R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated 10 December 2013.(3)

4.5

First Addendum to the R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated 13 March 2014.(3)

4.6

Second Addendum to the R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated 12 May 2014.

4.7

Third Addendum to the R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated 22 July 2014.

No.	Exhibit

4.8

Fourth Addendum to the R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated 14 August 2014.

4.9

Fifth Addendum to the R4.5 billion term and revolving credit facilities agreement between Bank of China Limited Johannesburg Branch, FirstRand Bank, ABSA Bank Limited, J.P. Morgan Chase Bank, N.A., Johannesburg Branch, Standard Bank, Nedbank, the Financial Institutions listed in Schedule 1, Opiconsivia Trading 305 (RF) Proprietary Limited and Sibanye dated 6 October 2014.

4.10	Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 August 2013.(3)

4.11	Addendum to the Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 10 December 2013.(3)

4.12	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 August 2013.(3)

4.13	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 October 2013.(3)

4.14	Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 15 August 2014.

4.15	Notorial General Bond by Sibanye Gold Limited in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), registered 24 October 2013.(3)

4.16	Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 20 August 2013.(3)

4.17	First Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 26 September 2013.(3)

4.18	Second Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 17 February 2014.(3)

4.19	Third Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 24 March 2014.(3)

4.20	Fourth Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 30 April 2014.

4.21	Fifth Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 6 May 2014.

4.22	Sixth Addendum to the Merger Agreement between Sibanye, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 15 May 2014.

4.23	Indemnity Agreement among Orogen, Gold Fields, GFO, GFH and Sibanye, in respect of Sibanye’s obligations under the Notes, dated 20 December 2012.(1)

No.	Exhibit

4.24	Cession in Security Agreement among Sibanye, ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank and JP Morgan Chase Bank, N.A., Johannesburg Branch, dated 20 December 2012.(1)

4.25	Agreement between Neal Froneman and Sibanye, dated 7 December 2012.(1)

4.26	Agreement between Charl Keyter and Sibanye, dated 7 December 2012.(1)

4.27

Term Loan Facility Agreement between SGEO (previously Southgold Exploration Proprietary Limited), the Financial Institutions listed in Schedule 1, Credit Suisse AG, Standard Chartered Bank and Purple Rain Security SPV (RF) Proprietary Limited, dated 17 April 2014.

4.28

First Amendment to the Term Loan Facility Agreement between SGEO (previously Southgold Exploration Proprietary Limited), the Financial Institutions listed in Schedule 1, Credit Suisse AG, Standard Chartered Bank and Purple Rain Security SPV (RF) Proprietary Limited, dated 26 June 2014.

4.29

Second Amendment to the Term Loan Facility Agreement between SGEO (previously Southgold Exploration Proprietary Limited), the Financial Institutions listed in Schedule 1, Credit Suisse AG, Standard Chartered Bank and Purple Rain Security SPV (RF) Proprietary Limited, dated 1 July 2014.

4.30

Third Amendment to the Term Loan Facility Agreement between SGEO (previously Southgold Exploration Proprietary Limited), the Financial Institutions listed in Schedule 1, Credit Suisse AG, Standard Chartered Bank and Purple Rain Security SPV (RF) Proprietary Limited, dated 8 July 2014.

4.31	Cession and Pledge in Security amongst Witwatersrand Consolidated Gold Resources Limited, K2013164354 Proprietary Limited and Purple Rain Security SPV (RF) Proprietary Limited, dated 2 April 2014.

4.32	Cession in Security by SGEO (previously Southgold Exploration Proprietary Limited) in favour of Purple Rain Security SPV (RF) Proprietary Limited, dated 2 April 2014.

8.1	List of subsidiaries of the registrant.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

   Notes:

(1)	Filed as an exhibit to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye with the Securities and Exchange Commission on 16 January 2013.

(2)	Filed as an exhibit to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye with the Securities and Exchange Commission on 1 February 2013.

(3)	Filed as an exhibit to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye with the Securities and Exchange Commission on 29 April 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SIBANYE GOLD LIMITED

/s/ Neal J. Froneman

Name:	Neal J. Froneman

Title:	Chief Executive Officer

Date:	23 March 2015

II-4