Form 20-F/A
period 2017-12-31
Sibanye Gold Ltd
filed 2018-04-27
CIK 1561694

As filed with the Securities and Exchange Commission on 27 April 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

and

Thomas B. Shropshire, Jr.

Linklaters LLP

Tel: 011-44-20-7456-3223

Fax: 011-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares of no par value each	New York Stock Exchange*
American Depositary Shares, each representing four ordinary shares	New York Stock Exchange

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

Sibanye Gold Limited (trading as Sibanye-Stillwater (“Sibanye-Stillwater”)) is filing this Amendment No. 1 (the “Form 20-F/A”) to its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2017, to submit its Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Sibanye-Stillwater Group (as defined in the Form 20-F) for that fiscal year as an exhibit to the Form 20-F pursuant to paragraph 101 under “Instructions as to Exhibits” of Form 20-F in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth below, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F.

SIBANYE GOLD LIMITED – EXHIBIT LIST

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

4.8	Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 August 2013.[3]
4.9	Addendum to the Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 10 December 2013.[3]
4.10	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 August 2013.[3]
4.11	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 October 2013.[3]
4.12	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 15 August 2014.[4]
4.13	Notorial General Bond by Sibanye Gold Limited in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), registered 24 October 2013.[3]
4.14	Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 20 August 2013.[3]
4.15	First Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 26 September 2013.[3]
4.16	Second Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 17 February 2014.[3]
4.17	Third Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 24 March 2014.[3]
4.18	Fourth Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 30 April 2014.[4]
4.19	Fifth Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 6 May 2014.[4]

No.	Exhibit
4.20	Sixth Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 15 May 2014.[4]
4.21	Indemnity Agreement among Orogen, Gold Fields, GFO, GFH and Sibanye-Stillwater, in respect of Sibanye-Stillwater’s obligations under the Notes, dated 20 December 2012.[1]
4.22	Cession in Security Agreement among Sibanye-Stillwater, ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank and JP Morgan Chase Bank, N.A., Johannesburg Branch, dated 20 December 2012.[1]
4.23	Agreement between Neal Froneman and Sibanye-Stillwater, dated 7 December 2012.[1]
4.24	Agreement between Charl Keyter and Sibanye-Stillwater, dated 7 December 2012.[1]
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
4.35

Revolving Credit Facility Agreement between ABSA Bank Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch, FirstRand Bank Limited (acting through its Rand Merchant Bank Division), Nedbank Limited, The Standard Bank of South Africa Limited and Sibanye-Stillwater, dated 15 November 2016.[6]

4.36

US$2.65 billion Acquisition Bridge Facilities Agreement with Citibank, HSBC ABSA Bank Limited (acting through its Corporate and Investment Banking Division), Barclays Bank PLC, Banca IMI S.P.A., London branch, Credit Suisse International, FirstRand Bank Limited (acting through its Rand Merchant Bank Division), J.P. Morgan Limited, Mizuho Bank Europe N.V., Morgan Stanley Bank International Limited, Royal Bank of Canada, Societe Generale, the Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Standard Bank of South Africa Limited, BNP Paribas, Nedbank Limited, London Branch and Sibanye-Stillwater, dated 9 December 2016.[6]

4.37	Merger Agreement between Sibanye-Stillwater, Thor US Holdco Inc., Thor Mergeco Inc. and Stillwater Mining Company, dated 9 December 2016.[6]
4.38

Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 27 June 2017.[7]

4.39

Trust Deed, with respect to USD 450,000,000 1.875% Guaranteed Convertible Bonds due 2023, among Sibanye Gold Limited, as issuer, Stillwater Mining Company and Kroondal Operations Proprietary Limited, as guarantors, and BNY Mellon Corporate Trustee Services Limited, as Trustee, dated 26 September 2018.[7]

4.40

Supplemental Trust Deed, with respect to USD 450,000,000 1.875% Guaranteed Convertible Bonds due 2023, among Sibanye Gold Limited, as issuer, Stillwater Mining Company and Kroondal Operations Proprietary Limited, as guarantors, and BNY Mellon Corporate Trustee Services Limited, as Trustee, dated 28 March 2018.[7]

4.41	Co-operation Agreement between Sibanye and Lonmin plc, dated 14 December 2017.[7]
8.1	List of subsidiaries of the registrant.[7]
12.1	Certification of Chief Executive Officer.[7]
12.2	Certification of Chief Financial Officer.[7]
13.1	Certification of Chief Executive Officer.[7]
13.2	Certification of Chief Financial Officer.[7]
16	Mine Safety Disclosures.[7]
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document

No.	Exhibit
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

7  Filed as an exhibit to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye-Stillwater with the Securities and Exchange Commission on 30 March 2018.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 F and that it has duly caused and authorised the undersigned to sign this 20-F/A on its behalf.

SIBANYE GOLD LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	27 April 2018