Form 20-F
period 2018-12-31
Sibanye Gold Ltd
filed 2019-04-09
CIK 1561694

As filed with the Securities and Exchange Commission on 8 April 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2018

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
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709
South Africa
011-27-11-278-9600
(Address of principal executive offices)
With copies to:
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
Tel: 011-27-11-278-9700
Fax: 011-27-11-278-9863
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709
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

2,266,260,491 ordinary shares of no par value each

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act.

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

FORM 20-F CROSS REFERENCE GUIDE

[Note: To be revised as wrapper and annual report page numbers are finalised.]
Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	NA
2	Offer statistics and expected timetable	NA	NA
3	Key information
	(a) Selected financial data	Annual Financial Report—Overview—Five-year financial performance	168-170
	(b) Capitalisation and indebtedness	NA	NA
	(c) Reasons for the offer	NA	NA
	(d) Risk factors	Further Information—Risk factors	270-294
4	Information on the Company
	(a) History and development of the Company	Integrated Annual Report—Introduction—Corporate profile	13-15
		Further Information—Additional information—Memorandum of incorporation	352-355
		Annual Financial Report—Ancillary information—Administration and corporate information	269
		Integrated Annual Report—View from the top—Perspective from the Chair	19-21
		Integrated Annual Report—View from the top—Chief Executive Officer’s review	22-28
		Integrated Annual Report—View from the top—Chief Financial Officer’s report	29-31
		Integrated Annual Report—Performance review—Delivering value from operations, projects and technology	50-59
		Annual Financial Report—Overview—Five-year financial performance	168-170
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Recent acquisitions	175-176
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Acquisitions	233-236
	(b) Business overview	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Introduction	171
		Integrated Annual Report—Introduction—Corporate profile	13-15
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	171-176
		Annual Financial Report—Overview—Five-year financial performance	168-170
		Integrated Annual Report—View from the top—Perspective from the Chair	19-21
		Further Information—Environmental and regulatory matters	342-349
	(c) Organisational structure	Integrated Annual Report—Introduction—Corporate profile	13-15
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation	210
	(d) Property, plant and equipment	Integrated Annual Report—Introduction—Corporate profile	13-15
		Integrated Annual Report—Performance review—Minimising the environmental impact	98-115
		Further Information—Information on the company—Sibanye-Stillwater’s mining operations	295-327
		Further Information—Reserves of Sibanye-Stillwater as of 31 December 2018	328-337

Sibanye-Stillwater Form 20-F 2018	1

FORM 20-F CROSS REFERENCE GUIDE continued

[Note: To be revised as wrapper and annual report page numbers are finalised.]
Item	Form 20-F Caption	Location in this document	Page
		Further Information—Environmental and regulatory matters	342-349
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12: Property, plant and equipment	229-233
4A	Unresolved staff comments	NA	NA
5	Operating and financial review and prospects
	(a) Operating results	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	171-189
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	202
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	203
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	205
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 24: Borrowings and derivative financial instrument	246-255
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 31: Financial instruments and risk management	259-263
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 32: Commitments	263
	(b) Liquidity and capital resources	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	185-188
	(c) Research and development, patents and licences, etc.	NA	NA
	(d) Trend information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	171-176
	(e) Off-balance sheet arrangements	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Off balance sheet arrangements and contractual commitments	189
	(f) Tabular disclosure of contractual obligations	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Off balance sheet arrangements and contractual commitments	189
	(g) Safe harbour	Forward-looking statements	9
6	Directors, senior management and employees
	(a) Directors and senior management	Integrated Annual Report—Governance—Corporate governance and leadership—Our board, governance structures and processes	119-121
		Integrated Annual Report—Governance—Corporate governance and leadership—Executive management	136
		Further Information—Directors and executive management	338-341
	(b) Compensation	Integrated Annual Report—Governance—Remuneration report	138-166
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 34: Related-party transactions	264-265
	(c) Board practices	Integrated Annual Report—Governance—Corporate governance and leadership—Our board, governance structures and processes	119-131
		Integrated Annual Report—Governance—Remuneration report—Executive directors’ contracts of employment	151-152
	(d) Employees	Integrated Annual Report—Performance overview—Superior value for the workforce	60-75

Sibanye-Stillwater Form 20-F 2018	2

FORM 20-F CROSS REFERENCE GUIDE continued

[Note: To be revised as wrapper and annual report page numbers are finalised.]
Item	Form 20-F Caption	Location in this document	Page
	(e) Share ownership	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 34: Related-party transactions	264-265
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	217-222
7	Major Shareholders and Related Party Transactions
	(a) Major shareholders	Annual Financial Report—Ancillary information—Shareholder information	267-268
	(b) Related party transactions	Annual Financial Report—Accountability—Directors’ report—Directors’ and officers’ disclosure of interests in contracts	197-198
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 34: Related-party transactions	264-265
	(c) Interests of experts and counsel	NA	NA
8	Financial information
	(a) Consolidated statements and other financial information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	171-189
		Annual Financial Report—Consolidated financial statements	202-266
		Annual Financial Report—Director’s Report—Litigation	198-199
		Annual Financial Report—Accountability—Directors’ report—Financial affairs—Dividends	195
		Further Information—Financial information—Dividend policy and dividend distributions	350
	(b) Significant changes	Further Information—Additional Information—Recent developments	355
9	The Offer and listing
	(a) Listing details	Further Information—The listing	351
	(b) Plan of distribution	NA	NA
	(c) Markets	Further Information—The listing	351
	(d) Selling shareholders	NA	NA
	(e) Dilution	NA	NA
	(f) Expenses of the issue	NA	NA
10	Additional information
	(a) Share capital	NA	NA
	(b) Memorandum and articles of association	Further Information—Additional information—Memorandum of Incorporation	352-355
	(c) Material contracts	Further Information—Additional information—Material contracts	355-358
	(d) Exchange controls	Further Information—Additional information—South African Exchange Control limitations affecting Security holders	363
		Further Information—Environmental and regulatory matters—Exchange Controls	349
	(e) Taxation	Further Information—Additional information—Taxation	363-366
	(f) Dividends and paying agents	NA	NA
	(g) Statement by experts	NA	NA
	(h) Documents on display	Further Information—Additional information—Documents on display	366
	(i) Subsidiary information	NA	NA
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 31.2: Risk management activities	260-263
12	Description of securities other than equity securities

Sibanye-Stillwater Form 20-F 2018	3

FORM 20-F CROSS REFERENCE GUIDE continued

[Note: To be revised as wrapper and annual report page numbers are finalised.]
Item	Form 20-F Caption	Location in this document	Page
	(a) Debt securities	NA	NA
	(b) Warrants and rights	NA	NA
	(c) Other securities	NA	NA
	(d) American depositary shares	Further Information—Additional information—American depositary shares	358-362
13	Defaults, dividend arrearages and delinquencies	NA	NA
14	Material modifications to the rights of security holders and use of proceeds	NA	NA
15	Controls and procedures	Further Information—Controls and procedures	368-369
16A	Audit Committee financial expert	Integrated Annual Report—Governance—Corporate governance and leadership—Our Board and its committees—Audit Committee	126
16B	Code of ethics	Integrated Annual Report—Governance—Corporate governance and leadership—Ethical and responsible leadership—Ethics in action	116
16C	Principal accountant fees and services	Annual Financial Report—Accountability—Report of the Audit Committee—Auditor independence and fees	193
16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	None
16F	Change in registrant’s certifying accountant	Further information—Change in registrant’s certifying accountant	370
16G	Corporate governance	Further Information—Additional information—JSE corporate governance practices compared with NYSE Listing Standards	367
16H	Mine safety disclosure	Further Information—Environmental and regulatory matters—Mine safety disclosure	344
17	Financial statements	NA	NA
18	Financial statements	Annual Financial Report—Accountability—Report of independent registered public accounting firm	200-201
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	202
		Annual Financial Report—Consolidated financial statements—Consolidated statement of other comprehensive income	202
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	203
		Annual Financial Report—Consolidated financial statements—Consolidated statement of changes in equity	204
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	205
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	206-266
19	Exhibits	Exhibits	371-373

Sibanye-Stillwater Form 20-F 2018	4

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Historical consolidated financial statements

Sibanye Gold Limited (trading as Sibanye-Stillwater (Sibanye-Stillwater)) is a South African domiciled global, precious metals mining company, which produces a mix of metals that includes gold and the platinum group metals (PGMs). Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects, which are grouped into two regions: the southern Africa region and the United States region. See Annual Financial Report—Overview—Management’s discussion and analysis of financial statements—Introduction.

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

The consolidated financial statements of Sibanye-Stillwater as at and for the fiscal years ended 31 December 2018, 2017 and 2016 (the Consolidated Financial Statements) have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye-Stillwater and all of its subsidiaries (the Sibanye-Stillwater Group, or the Group). The Consolidated Financial Statements have been prepared under the historical cost convention, except for financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through the mark to market reserve in equity.

Non-IFRS measures

The financial information in this annual report includes certain measures that are not defined by IFRS, including “adjusted earnings before interest, tax, depreciation and amortisation” (adjusted EBITDA), “normalised earnings”, “operating costs”, “All-in sustaining costs”, “All-in sustaining cost margin”, “All-in costs”, “All-in cost margin”, “headline earnings per share”, “adjusted free cash flow” and “net debt” (each as defined below or in Annual Financial Report—Overview—Five-year financial performance). These measures are not measures of financial performance or cash flows under IFRS and may not be comparable to similarly titled measures of other companies. These measures have been included for the reasons described below or in Annual Financial Report—Overview—Five-year financial performance and should not be considered by investors as alternatives to costs of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

Operating costs is defined as the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 1.

The Group reports adjusted EBITDA based on the formula included in the facility agreements for compliance with the debt covenant formula. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 2 for more information and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 24.11: Capital management for a reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 3.

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure growth. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 4 for more information and Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—2018 financial performance compared with 2017 and 2016—Cost of sales—All-in costs for a reconciliation of cost of sales, before amortisation and depreciation to All-in costs. All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 5.

Net debt represents borrowings, that have recourse to Sibanye-Stillwater, and bank overdraft less cash and cash equivalents. See Annual Financial Report—Overview—Five-year financial performance—Group financial statistics—Footnote 4 and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 24.11: Capital management.

Free cash flow is defined as cash flows from operating activities before dividends paid, less additions to property, plant and equipment. Management considers free cash flow to be an indicator of cash available for repaying debt, funding exploration and paying dividends. See Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources—Cash flow analysis for a reconciliation of net cash from operating activities to adjusted free cash flow.

Conversion rates

Certain information in this annual report presented in Rand has been translated into US dollars. Unless otherwise stated, the conversion rate for these translations is R14.35/US$1.00, which was the closing rate on 31 December 2018. By including the US dollar equivalents, Sibanye-Stillwater is not representing that the Rand amounts actually represent the US dollar amounts shown or that these amounts could be converted into US dollars at the rates indicated.

Sibanye-Stillwater Form 20-F 2018	5

PRESENTATION OF FINANCIAL AND OTHER INFORMATION continued

The Acquisitions of Lonmin, Stillwater, the Rustenburg operation and Aquarius

Lonmin acquisition

On 14 December 2017, the boards of Sibanye-Stillwater and Lonmin plc (Lonmin) announced that they had reached agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, would acquire the entire issued and to be issued ordinary share capital of Lonmin, which is a major mine-to-market producer of PGMs with core operations in South Africa (the Lonmin Acquisition). Under the terms of the Lonmin Acquisition, each Lonmin shareholder will be entitled to receive 0.967 new Sibanye-Stillwater shares for each Lonmin ordinary share that they hold. The Lonmin Acquisition is proposed to be effected by means of a scheme of arrangement between Lonmin and Lonmin’s shareholders under Part 26 of the UK Companies Act. The Lonmin Acquisition is subject to the satisfaction or waiver of a number of conditions, as set out in the announcement published pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers. Since the announcement of the Lonmin Acquisition, certain of these conditions have been satisfied, namely the receipt of approval from the Financial Surveillance Department of the South African Reserve Bank (SARB), as announced by Sibanye-Stillwater and Lonmin on 15 May 2018, and competition authority clearance in the United Kingdom, as announced by Sibanye-Stillwater and Lonmin on 28 June 2018. On 21 November 2018, it was announced that the South African Competition Tribunal had approved the Lonmin Acquisition, subject to certain specific conditions imposed on Sibanye-Stillwater, however an appeal against the South African Competition Tribunal’s decision was subsequently filed with the Competition Appeal Court of South Africa by the Association of Mineworkers and Construction Union (AMCU) on 19 December 2018. On 15 January 2019, it was announced that, in light of such appeal, Sibanye-Stillwater and Lonmin had agreed (with the consent of the UK Takeover Panel) to extend the longstop date for the scheme of arrangement relating to the Lonmin Acquisition to become effective, from 28 February 2019 to 30 June 2019. On 25 January 2019, Sibanye-Stillwater and Lonmin announced that the Competition Appeal Court of South Africa had set 2 April 2019 as the date for hearing the appeal. The appeal was heard on 2 April 2019 and the Competition Appeal Court of South Africa’s decision is awaited. The references to the Competition Appeal Court of South Africa’s hearing of the appeal in the Integrated Annual Report and Annual Financial Report herein should be read in conjunction with this statement.

The Lonmin Acquisition remains subject to the satisfaction or waiver of a number of other conditions, including (but not limited to) the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the High Court of Justice in England & Wales. It is expected that the Lonmin scheme document and Sibanye-Stillwater shareholder circular in connection with such shareholder approvals will be published in due course.

On 14 December 2017, a co-operation agreement was entered into between Sibanye-Stillwater and Lonmin in connection with the Lonmin Acquisition. Amongst other things, the co-operation agreement records the process by which Sibanye-Stillwater and Lonmin have agreed to co-operate in relation to certain clearances and regulatory conditions in connection with the Lonmin Acquisition, confirms certain matters in relation to the scheme and the Lonmin shareholder meetings and Sibanye-Stillwater shareholder meetings as well as certain matters relating to Lonmin’s share schemes.

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

The Rustenburg operation acquisition

On 9 September 2015, Sibanye-Stillwater announced that it entered into an agreement with Rustenburg Platinum Mines Limited (RPM), a wholly owned subsidiary of Anglo American Platinum Limited (Anglo American Platinum) to acquire the Bathopele, Siphumelele (including Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis (the Rustenburg operation) (the Rustenburg operation Transaction). On 19 October 2016, Sibanye-Stillwater obtained consent in terms of section 11 of the Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) for the transfer of the mining right and prospecting right pursuant to the Rustenburg operation Transaction. The effective date of the implementation of the Rustenburg operation Transaction was 1 November 2016, when Sibanye-Stillwater took over legal ownership and management of the Rustenburg operation.

Aquarius acquisition

On 6 October 2015, Sibanye-Stillwater announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius Platinum Limited (Aquarius) (the Aquarius Transaction and, together with the Rustenburg operation Transaction, the Stillwater Transaction and the proposed Lonmin Acquisition, the Acquisitions). Aquarius owns stakes in the Kroondal mine and Platinum Mile retreatment facilities near Rustenburg in South Africa and the Mimosa joint venture with Impala Platinum Holdings Limited (Implats) in Zimbabwe. The Aquarius Transaction completed on 12 April 2016, when Sibanye-Stillwater paid R4,301.5 million to the Aquarius shareholders and obtained control of Aquarius.

Sibanye-Stillwater Form 20-F 2018	6

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

Sibanye-Stillwater Form 20-F 2018	7

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to “we”, “us” and “our” refer to the Sibanye-Stillwater and the Sibanye-Stillwater Group, as applicable.

In this annual report, all references to “fiscal 2019” and “2019” are to the fiscal year ending 31 December 2019, all references to “fiscal 2018” and “2018” are to the audited fiscal year ended 31 December 2018, all references to “fiscal 2017” and “2017” are to the audited fiscal year ended 31 December 2017, and all references to “fiscal 2016” and “2016” are to the audited fiscal year ended 31 December 2016.

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

In this annual report, gold and PGM production figures are provided in kilograms, which are referred to as “kg”, or in troy ounces, which are referred as “ounces” or “oz”. Ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t”. All references to “tons”, “tonnes” or “t” in this annual report are to metric tons.

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

Sibanye-Stillwater Form 20-F 2018	8

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934 (the Exchange Act) with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, the potential benefit of the Acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), PGM pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s underground Blitz PGM project adjacent to the east of the existing Stillwater Mine designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef (the Blitz Project), and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•

changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute;

•	economic, business, political and social conditions in South Africa, Zimbabwe, the United States, the United Kingdom and elsewhere;
•	the further downgrade of South Africa’s credit rating;
•	the ability of Sibanye-Stillwater to comply with requirements that it operates in a sustainable manner and provide benefits to affected communities;
•	the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining;
•	the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
•	uncertainty regarding the title to any of Sibanye-Stillwater’s properties;
•	Sibanye-Stillwater’s ability to implement its strategy and any changes thereto;
•	plans and objectives of management for future operations;
•	the success of Sibanye-Stillwater’s business strategy, exploration and development activities;
•

Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and its ability to reduce debt leverage;

•	changes in the market price of gold, PGMs and/or uranium;
•	fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies;
•	the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing;
•	Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds);
•	the occurrence of labour disruptions and industrial actions;
•	changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves;
•	power disruption, constraints and cost increases;
•

Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions;

•

the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations;

•	the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions;
•	supply chain shortages and increases in the price of production inputs;
•	the adequacy of Sibanye-Stillwater’s insurance coverage;
•	failure of Sibanye-Stillwater’s information technology and communications systems;
•	the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues;
•	operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience;
•	Sibanye-Stillwater’s ability to achieve steady state production at the Blitz Project;
•	Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing;
•	the availability, terms and deployment of capital or credit; and
•	the impact of HIV, tuberculosis and other contagious diseases.

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

Sibanye-Stillwater Form 20-F 2018	9

CONTENTS

11	INTEGRATED ANNUAL REPORT
167	ANNUAL FINANCIAL REPORT
FURTHER INFORMATION
270	Risk factors
295	Information on the company
328	Reserves of Sibanye-Stillwater as of 31 December 2018
338	Directors and executive management
342	Environmental and regulatory matters
350	Financial information
351	The listing
352	Additional information
368	Controls and procedures
370	Change in registrant’s certifying accountant
371	EXHIBITS
374	SIGNATURES

Sibanye-Stillwater Form 20-F 2018	10

INTEGRATED ANNUAL REPORT

Sibanye Stillwater
we are one

OUR MINING IMPROVES LIVES

INTEGRATED ANNUAL REPORT

2018

Contents
INTRODUCTION
12	About this report
13	Corporate profile
17	Our strategy
VIEW FROM THE TOP
19	Perspective from the Chair
22	Chief Executive Officer’s review
29	Chief Financial Officer’s report
32	Managing our risks and opportunities
46	Stakeholder engagement
PERFORMANCE REVIEW
50	Delivering value from operations, projects and technology
60	Superior value for the workforce
76	Ensuring safe production
83	Occupational health and well-being
95	Social upliftment and community development
98	Minimising the environmental impact
GOVERNANCE
116	Corporate governance and leadership
138	Remuneration report

Our full set of 2018 reports, produced for the financial year from 1 January 2018 to 31 December 2018, covers Sibanye-Stillwater’s progress and achievements in delivering on our strategic objectives and commitment to creating stakeholder value.

Sibanye-Stillwater Integrated Annual Report 2018	11

ABOUT THIS REPORT

APPROACH AND PHILOSOPHY

This integrated report, our primary report to stakeholders, adopts an integrated approach to describing the operational, financial and sustainability performance (see Annual Financial Report—Overview—Five-year financial performance) and activities of Sibanye Gold Limited (trading as Sibanye-Stillwater) for the period from 1 January 2018 to 31 December 2018.

This report is intended to assist stakeholders to make informed decisions on Sibanye-Stillwater’s ability to create sustained value in the long term. It provides insight into our strategy, our business and performance, and the progress made in delivering on our strategic objectives and our commitment to creating stakeholder value over the past year. We report on those matters we consider to be most material to Sibanye-Stillwater’s sustainability, operational, financial and strategic performance. Underlying this is our commitment to ensuring that our decisions are made according to, and underpinned by, our CARES values.

This integrated report complies with the International Integrated Reporting Council’s framework on integrated reporting, the King IV Report on Corporate Governance for South Africa, 2016 (King IV), and the South African Companies Act 71 of 2008 (as amended).

In compiling this report, we have aligned with the Global Reporting Initiative (GRI) Standards and have taken into account the International Council on Mining and Metals (ICMM) guiding principles as well as the 10 Principles of the United Nations Global Compact.

In this report, we attempt to provide stakeholders with relevant information that would enable an assessment of the way our mining activities in 2018 created value, improved lives and achieved other strategic objectives. In so doing, we give an account of challenges encountered and successes achieved, the impact of our activities, and of those factors and risks, both in the external environment and internally, that have had an impact on our ability to achieve our strategic objectives and to create superior value in the past year. The process to determine the most material of these risks, together with identifying our opportunities, is described in Managing our risks and opportunities.

SCOPE AND BOUNDARY

The scope and boundary of this report take into account the Group’s organisational structure (see —Corporate profile) implemented to enhance and ensure delivery on our strategic operating objectives. Annual comparative data is provided where applicable. For the 2018 financial year, annual data is provided where possible by region, type of operation and at group level. Note that the annual data provided at group-level for 2014 and 2015 in this report is comparable to that for the South Africa (SA) gold operations for 2016 – 2018. Where data for previous years has been restated, this is indicated.

Any material events occurring post year-end and before the date of approval by the Board are reported in this report.

AUDIENCE

While the principal audience for this report is investors and shareholders, we recognise that there are other stakeholders who have varied and specific information requirements, many of which we address, despite not producing a separate sustainable development report. Instead all non-financial reporting is either included in this integrated report or is available on the website, where referenced.

This report is intended to enable stakeholders to determine whether the material issues identified will affect the sustainability of Sibanye-Stillwater’s business and its ability to create and sustain value in the short, medium and long term.

ASSURANCE

Sibanye-Stillwater’s internal audit function provides an objective evaluation of the Group’s internal control processes and systems devised to mitigate business risks and has ensured the accuracy of the information presented.

Internal audit is a management function.

Sibanye-Stillwater Integrated Annual Report 2018	12

CORPORATE PROFILE

Sibanye-Stillwater is an independent, global, precious metals mining company producing a unique mix of metals that includes platinum group metals (PGMs) and gold.

Domiciled and with its head office in South Africa, Sibanye-Stillwater owns and operates a portfolio of high-quality global operations, processing facilities and projects made up as follows:

United States (US) PGM operations

The East Boulder and the Stillwater (including Blitz) mines are located in Montana, in the United States. The Columbus Metallurgical Complex, which smelts the material mined to produce PGM-rich filter cake, also recycles PGMs from autocatalysts.

Southern Africa (SA) PGM operations

The Kroondal, Rustenburg and Platinum Mile operations are located on the western limb of the Bushveld Complex in South Africa, while the Mimosa joint venture is situated on the southern portion of the Great Dyke in Zimbabwe. Platinum Mile is a retreatment facility, which reprocesses arisings from Rustenburg.

South Africa (SA) gold operations

The Driefontein, Kloof and Cooke surface operations and associated processing facilities are located on the West Rand of the Witwatersrand Basin, while Beatrix is in the southern Free State goldfields. Sibanye-Stillwater also has an interest in surface tailings retreatment facilities located from the East Rand to the West Rand through our 38.05% stake in DRDGOLD Limited (DRDGOLD).

Projects

Our projects include:

•	The Marathon PGM project in Ontario, Canada
•	The Altar and Rio Grande copper-gold projects in the Andes in north-west Argentina, close to the Chilean border
•	The Hoedspruit, Zondernaam and Vygenhoek, PGM projects in South Africa
•	The Burnstone and the southern Free State gold projects in South Africa

OPERATING FRAMEWORK

Our operating framework is underpinned by strong, ethical corporate governance that is based on the principles of accountability, transparency, competence, responsibility, fairness and integrity, which are fundamental to the long-term sustainability of our business and to sustained value creation for all stakeholders. These principles, which are implicit in and integral to our CARES values, are applied in the management of our business and in engaging with and reporting to shareholders and other stakeholders. Our governance structures, processes and policies, together with our code of ethics, underpin execution of our strategy and support our business model.

OUR HISTORY

Following the unbundling by Gold Fields of its South African gold assets (other than South Deep) in 2013 to form Sibanye Gold Limited, the Company has transformed geographically and by metal produced – from being a South African gold mining company to an internationally competitive, diversified precious metals miner producing gold and the full suite of PGMs.

With the acquisition of the Stillwater Mining Company in May 2017, Sibanye Gold was rebranded as Sibanye-Stillwater.

Sibanye-Stillwater Integrated Annual Report 2018	13

COrporate PROFILE continued

In line with our strategy, we have continued to advance the proposed acquisition of Lonmin plc (Lonmin), which was initially announced towards the end of 2017.

Sibanye-Stillwater also has a 38.05% stake in DRDGOLD, following the vending of certain of Sibanye-Stillwater’s surface gold tailings facilities and processing assets into that company. DRDGOLD is a world leader in the retreatment of gold tailings.

OPERATIONAL PROFILE
A SNAPSHOT

US PGM operations
	Units	2018	2017
No. of operating mining units[1]		2	2
Production of mined PGMs	2E Moz	0.59	0.38
Contribution to group PGM production	%	34	21
Contribution to group revenue	%	31	20
Contribution to adjusted EBITDA[2]	%	50	24
Mineral Reserves	2E Moz	25.6	21.9
Fatalities		0	0
LTIFR[3]	Per million hours worked	9.97	7.80

SA PGM operations
	Units	2018	2017
No. of operating mining units[4]		4	4
Production of mined PGMs	4E Moz	1.2	1.2
Contribution to group PGM production	%	66	68
Contribution to group revenue	%	30	29
Contribution to adjusted EBITDA[2]	%	34	18
Mineral Reserves	4E Moz	20.4	22.4
Fatalities		3	2
LTIFR[3]	Per million hours worked	4.68	4.69

SA gold operations
	Units	2018	2017
No. of operating mining units[5]		4	4
Production of gold	Moz	1.2	1.4
Contribution to group revenue	%	39	51
Contribution to adjusted EBITDA[2]	%	16	59
Mineral Reserves	Moz	16.6	25.7
Fatalities		21	9
LTIFR[3]	Per million hours worked	6.52	6.33

1 Includes Stillwater and East Boulder mines

2 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, refer to the relevant notes in the condensed consolidated interim financial statements

3 Lost-time injury frequency rate

4 Includes Kroondal (50% attributable pool and share agreement with Anglo American Platinum), Rustenburg operation, Platinum Mile (91.7% stake in this operation which treats chrome tailings to recover PGMs) and Mimosa (50:50 joint venture with Impala Platinum Holdings which manages this operation)

5 Includes Driefontein, Kloof, Beatrix, Cooke surface sources and DRDGOLD

6 Excludes ounces from recycling operation

Sibanye-Stillwater Integrated Annual Report 2018	14

COrporate PROFILE continued

LISTINGS AND SHAREHOLDER INFORMATION

Sibanye-Stillwater has its primary listing on the JSE, South Africa, where it is included in the FTSE/JSE Responsible Investment Index. The company is also listed on the NYSE, with its shares quoted as American Depositary Receipts (ADRs). For further details, see —Stakeholder engagement.

As at 31 December 2018:

•  Our biggest shareholder was Gold One at 20.06% while the three largest institutional shareholders were the Public Investment Corporation (9.87%), Exor Investments UK (8.15%) and Investec Asset Management (5.00%)

•  Our market capitalisation was R22.7 billion (US$1.6 billion) (2017: R34.3 billion; US$2.8 billion) (2016: R23.6 billion; US$1.7 billion)

OUR PRODUCTS

Platinum group metals	Gold	Other

At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3PGM+Au). Production by ratio is approximately 58% platinum (Pt), 32% palladium (Pd), 8% rhodium (Rh) and 2% gold (Au). The PGM-bearing ore mined here is processed to produce PGMs-in-concentrate, which is currently processed and refined by third parties.

The US PGM operations primarily produce palladium and platinum (78% palladium and 22% platinum), referred to as 2E (or 2PGM). The PGM-bearing ore mined is processed and smelted to produce a PGM-rich filter cake. A third party refines the filter cake to produce refined PGMs.

The major sources of demand for PGMs are for use in autocatalysts and jewellery. Combined, these two areas accounted for around 69%[1] of gross platinum and palladium demand in 2018. Autocatalysts alone accounted for 40%[1] of gross platinum demand and for 85%[1] of gross palladium demand in 2018.

Sibanye-Stillwater mines, extracts and processes gold-bearing ore at its SA gold operations to produce a beneficiated product, doré, which is then refined at Rand Refinery Proprietary Limited into gold bars with a purity of at least 99.5% in accordance with the London Bullion Market Association’s standards of Good Delivery. Sibanye-Stillwater holds a 44% interest in Rand Refinery, one of the largest refiners of gold globally, and the largest in Africa. Rand Refinery markets and sells refined gold on international markets to customers around the world.

The main sources of demand for gold are as a store of value (such as central bank holdings), as an investment (exchange traded funds, bars and coins), jewellery and for various industrial purposes.

At our PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products. They, together with the three primary PGMs, are referred to as 6E (5PGM+Au).

In addition, at the SA region’s PGM operations, nickel, copper and chrome, among other minerals, are produced as by-products.

[1] Source: Johnson Matthey

Sibanye-Stillwater Integrated Annual Report 2018	15

OUR PURPOSE, VISION AND STRATEGY

We care about safe production, our stakeholders, our environment, our company and our future, and live our values. Our values underpin all that we do – all the decisions we make, how we conduct our business, our actions and behaviour.

OUR PURPOSE

Our mining improves lives

OUR VISION

Superior value creation for all our stakeholders through the responsible mining and beneficiation of our mineral resources

OUR STRATEGY

To deliver on our vision and purpose, we aim to consolidate and strengthen our competitive position as a leading international precious metals company

See —Introduction—Our strategy—Delivering on our strategy

Development Partners
Better Lives
Total Returns
COMMUNITIES
EMPLOYEES
Sustainable Value
Clean Water/Air/Land
SHAREHOLDERS
COMPANY
Regional Economy
we are one
Sibanye Stillwater
ENVIRONMENT
MINING INDUSTRY
CARES
about our...
Costs
Grade
Volume
Safety, Health & Wellbeing
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

Sibanye-Stillwater Integrated Annual Report 2018	16

OUR STRATEGY

DELIVERING ON OUR STRATEGY

We have defined five strategic focus areas, designed to strengthen our position as a leading, international precious metals mining company. Our strategic focus is on creating stakeholder value.

We aim to do this by seeking to ensure that we have in place a values based organisational culture that:

•	supports our strategy
•	focuses on employee safety and health as well as operational excellence
•	ensures consistent delivery on our commitments
•	is led from the top by a trusted, high-performing leadership

Our aim is to position Sibanye-Stillwater optimally in global capital markets to enable us to deliver on our strategy and to pursue value-accretive growth. In recent years, strategic development has encompassed diversification by commodity and by region.

Timeline of value-accretive growth

April 2016: Initial foray into the SA PGM sector with acquisition of Aquarius Platinum (Kroondal, Mimosa and Platinum Mile)

November 2016: Followed by acquisition of our Rustenburg operations. Delivered ~R1 billion of annual synergies from these two transactions, well ahead of schedule

May 2017: Entry into US PGM sector with acquisition of Stillwater Mining Company

December 2017: Announced proposed acquisition of Lonmin – significant potential synergies with existing SA PGM operations and aligned with our mine-to-market strategy (completion expected during 2019)

February 2019: Acquisition of SFA (Oxford) announced – will contribute institutional knowledge of the broader fundamentals and outlook for PGMs and high-tech metals and their use in future technologies

Sibanye-Stillwater Integrated Annual Report 2018	17

OUR STRATEGY continued

	2018: What we did	2019: What we plan to do
Establishing a values-based culture See —Chief Executive Officer’s review	• Emphasised our core CARES values, which also underpin our enhanced safety strategy and framework • Emphasised the importance of leadership’s example in living our values

•  Grow leadership capability to foster culture of CARES, based on trust

•  Strengthen our values-based decision making culture

•  Advance strengths of leadership personnel

•  Ensure continued robustness of leadership succession plans

Focus on safe production and operational excellence

See —Performance review—Delivering value from operations, projects and technology,  — Performance review—Ensuring safe production and —Performance review —Occupational health and well-being

•  Enhanced senior leadership structure to better support production delivery and drive organisational priorities

•  Secured strong adjusted EBITDA ahead of expectations from our PGM operations accounting for 84% of Group adjusted EBITDA in 2018

•  Enhanced safety framework and restored our benchmark safety record in medium to deep-level hard-rock mining following aberrational safety incidents in the first half of 2018

•  Continued Blitz production ramp-up

•  Continue to entrench enhanced safety strategy and framework

•  Reposition SA gold operations for sustained profitability and growth

•  Maintain positive performance at PGM operations in South Africa and the United States and sustain Blitz ramp-up

•  Make progress towards increased formal accreditation under responsible mining codes and strengthening our environmental, social and governance (ESG) credentials

•  Encourage leadership qualities necessary to achieve innovative operating and leadership excellence

Deleveraging our balance sheet See —View from the Top —Chief Financial Officer’s report

•  Concluded stream financing agreement, providing an alternative source of financing to buy-back bonds, which reduced debt repayment obligations and annual coupon costs significantly

•  Refinanced and increased revolving credit facility to improve liquidity

•  Generate strengthened cash flow through focus on operating effectiveness and business improvement, in particular leveraging off opportunities enabled through digitalisation, in a strengthening commodity price environment

•  Transition to toll refining arrangement at our SA PGM operations boosting revenue and cash flow

•  Target 1.5x for the net debt to adjusted EBITDA ratio

Addressing our South African discount See —View from the Top —Chief Financial Officer’s report

•  Our geographic diversification has resulted in an increasing portion of our adjusted EBITDA being generated outside of South Africa – 50% in 2018 versus 24% in 2017 – a consequence of the growing significance of the US PGM operations within the Group

•  Improvements in policy quality and regulatory certainty have been secured in the South African mining sector as evidenced by the 2018 Fraser Survey findings

•  Enhance the operating context for effective safe production delivery, building on commitments to competitiveness, growth and transformation through meaningful social compacting in an improving policy and regulatory environment

Pursuing value-accretive growth See —View from the Top—Chief Executive Officer’s review and — Performance review—Delivering value from operations, projects and technology

•  Consolidated benefits derived from acquisitions with a balanced commodity and geographic footprint

•  Lonmin transaction progressed towards conclusion  as the fourth step of our PGM strategy to provide full mine to metal access in South Africa

•  Concluded transaction to acquire 38.05% of DRDGOLD through the vending of certain surface sources to DRDGOLD thus retaining optionality to their upside

•  Progressed acquisition of SFA (Oxford) to enhance access to strategic market intelligence around powertrain evolution, energy trends and related minerals

•  Conclude the Lonmin acquisition and secure benefits of integration and mine to metal market access

•  Prepare for future strategic growth opportunities by:

     Deepening investigation into potential of high-tech metals

     Crystallising target acquisition pipeline

Sibanye-Stillwater Integrated Annual Report 2018	18

PERSPECTIVE FROM THE CHAIR

It is again my privilege to report to all our stakeholders on the progress made by the Group during 2018. Despite the significant vicissitudes and challenges that we had to contend with during the past year, I am pleased to report that we have emerged from this difficult period in a robust state with the appropriateness of our carefully considered strategy to diversify, geographically and by commodity, already proven.

Specific challenges, which impacted on our SA gold operations, persisted at the end of the year. I am confident though that the careful and forthright management of these will result in a satisfactory and progressive outcome with our organisation poised to benefit from a constructive global climate for precious metals prices.

Elsewhere in this report, our CEO, Neal Froneman, discusses in detail the challenges that occurred and other developments that characterised our overall performance during the past year. I will, therefore, confine my review to those aspects that determined and affected our operating environment.

It is impossible to reflect on 2018 without recognising the tragic safety incidents, which occurred in the first half of 2018. The health and safety of Sibanye-Stillwater’s employees is our key priority. This unparalleled sequence of tragic events, which resulted in the deaths of our colleagues, traumatised and consumed everyone at Sibanye-Stillwater. The Board and management of Sibanye-Stillwater again extend their deepest condolences to the dependants and loved ones of the deceased employees. We will continue to provide appropriate support as required.

These tragic events were inconsistent with Sibanye-Stillwater’s historical safety performance and it has been heartening to observe the manner in which management responded to the Group-wide crisis. As a result of swift short-term measures by management and other stakeholders, and the subsequent implementation of longer-term safe production initiatives, which are described in more detail later in this report, Sibanye-Stillwater’s industry leading safety performance was re-established and improved in H2 2018.

On 1 March 2019, the Group recorded more than seven million fatality-free shifts since mid-August 2018, and on 6 March 2019, the SA gold and PGM operations combined, also achieved seven million fatality-free shifts. Both these milestones were record performances for these operations. These are commendable achievements considering the deep levels at which a significant proportion of our mining is conducted across the Group, and the number of people who operate in this environment on a daily basis. These achievements are in stark contrast to what we experienced in the first half of 2018. (See Further Information—Additional information—Recent developments.)

While this performance has restored and improved on Sibanye-Stillwater’s historical industry-leading safety record, we are conscious that we operate in a dynamic environment, which can change rapidly. As such we require continual vigilance, review and innovation to ensure ongoing improvement towards our ultimate goal of zero harm in the workplace. While the reduction in injury rates since August 2018 gives us confidence that the safety enhancement programmes we have implemented are proving effective, we remain focused on maintaining our position as the benchmark safety performer in the South African gold and PGM mining industries.

Following the unbundling by Gold Fields and establishment of the organisation as an independently listed entity on 11 February 2013, the management of Sibanye-Stillwater was successful in the turnaround of the mature gold assets we inherited in 2013 into strongly cash-generative operations, with significantly extended operating lives. This facilitated the transition of the Group into a multi-commodity, precious-metals mining company. This was initially achieved through the acquisitions of the Aquarius and Rustenburg platinum operations in 2016 and, subsequently, the acquisition of the high-quality US-domiciled Stillwater Mining Company (Stillwater) in 2017. Sibanye-Stillwater became a globally diversified precious-metals producer with a unique commodity mix and truly international geographic footprint.

The transformative Stillwater acquisition not only secured exposure to low-cost primary palladium-rich assets and significant production growth from the Blitz project at an attractive stage in the PGM price cycle but also included a world-class precious-metals processing and recycling business, giving it direct access to PGM end-user markets, which is of strategic significance.

Our continued belief and commitment to our long-term future in South Africa was underscored by the announcement, in December 2017, of our intention to acquire Lonmin. The integration of Lonmin into our existing SA PGM business, is expected to unlock additional value for stakeholders, including through the realisation of attractive synergies, and overhead and processing synergies with Lonmin’s PGM processing smelting and refining operations. This would complement and strengthen our existing SA PGM mine-to-market strategy, which was also recently achieved through the transition of the processing arrangement for our Rustenburg operation’s PGM concentrate with Anglo American Platinum, from a Purchase of Concentrate (PoC) arrangement to a toll processing arrangement from 1 January 2019. These are key components in delivering the fifth element of our planned growth trajectory illustrated above.

Sibanye-Stillwater Integrated Annual Report 2018	19

PERSPECTIVE FROM THE CHAIR continued

While the operating environment in South Africa remains challenging, with the uncertain outlook for the unstable state utility Eskom posing the greatest risk to industry sustainability, the transition in leadership of the ANC, and subsequently the South African government, in late 2017 and early 2018 respectively, has ushered in a renewed sense of optimism in the outlook for the South African economy and the industry.

Indeed, the initial signs following this transition have been generally positive. The government has a renewed commitment to economic growth with President Ramaphosa actively pursuing a target of US$100 billion in new investment. There also seems to be a greater commitment to addressing regulatory shortcomings and tackling under-delivery of services and mismanagement at state-owned enterprises.

Unfolding revelations of deep-rooted and widespread corruption have threatened to cloud these positive signs as political manoeuvring by radical and vocal elements within the ANC and the opposition parties, feeds ongoing uncertainty. However, the commitment expressed by the government to root out corruption, and the transparent manner in which the various commissions of enquiry have been allowed to progress, is extremely positive. It may be too early to firmly say that South Africa is back on the path of progress it embarked upon in 1994 but, for the first time in a decade, the outlook for South Africa seems more positive.

For the South African mining industry, specifically the appointment of Gwede Mantashe, a mining veteran who understands the complexities of the industry, as Minister of Mineral Resources in early 2018, has improved relations between the industry and the regulators across the board. Among the first initiatives undertaken by Minister Mantashe was the redrafting of the punitive Mining Charter gazetted by the previous Minister in mid-2016, which had largely undermined the confidence needed to encourage new investment and reinvestment in the country’s mines. The more inclusive and consultative approach has delivered a revision of the Mining Charter, which, while not perfect, is much-improved.

The general improvement in relations between the South African mining industry and its regulatory authorities is welcome. The continuation of this more co-operative and collaborative policy and regulatory environment suggests a more constructive outlook for future investment and growth in the local mining industry.

Sadly, though relations with organised labour and communities remain strained. The triple developmental challenges of unemployment, inequality and poverty in South Africa, which have been compounded by a slowdown in growth and poor service delivery, pose a significant threat to social stability in South Africa, and directly threaten the sustainability of the mining industry. The mining industry’s ability to continue to shoulder an ever-increasing responsibility to deliver services and infrastructure to communities is limited and uncompetitive, and needs to be addressed with some urgency.

Investors cite the complex and often hostile industrial relations environment in South Africa as a significant impediment to investment. The militant actions taken by some unions, which should be representing the interests of workers, are perplexing and destructive. The strike called by the Association of Mineworkers and Construction Union (AMCU) on 21 November 2018 at our SA gold operations is a clear case in point of negotiating in bad faith.

This strike interrupted the emerging recovery in the operational performance of our SA gold operations following significant disruptions in the first half of 2018. While ostensibly related to the wage negotiations that began in July 2018, we continue to believe that this violent protest action is not in the best interests of all stakeholders, particularly the workers. The strike has continued into 2019 with the union raising legal and procedural challenges in order to maintain and extend the protected status of the strike. While management plans have been implemented across the operations in order to mitigate the impact of the strike action, our SA gold operations are affected to varying extents.

Throughout the strike, we continued to pursue all avenues to bring this unhelpful strike action to an end and ensure the well-being of our employees. On 20 March 2019, the Labour Court of South Africa held that the gold wage extension agreement concluded on 18 February 2019 with the National Union of Mineworkers (NUM), UASA and Solidarity, and extended to AMCU and other non-unionised employees, is valid and lawful in terms of Section 23(1)(d) of the Labour Relations Act 66 of 1995 (S23(1)(d)). As a result of the legally binding nature of the extension agreement, the Company proceeded with an independent verification process to confirm the various unions’ level of representivity required to implement the extension agreement. The court judgement provides a clear path forward to resolving the ongoing strike in a manner that does not compromise our values or undermine our other stakeholders who have also been negatively impacted by the AMCU strike action.

Irrespective of the strike action, certain business units at the SA gold operations have experienced ongoing losses due to rising input costs and other operational factors. Restructuring has become imperative to establish a sustainably profitable operating footprint. This led to Sibanye-Stillwater giving notice on 14 February 2019, in terms of Section 189A of the Labour Relations Act, that it would be commencing formal consultations with employees and other stakeholders regarding possible restructuring of specific business units at its SA gold operations.

Our strategic focus is unchanged, with ongoing improvements in safe production and optimisation of our operational performance at our existing operations. A critical step in achieving this key objective will be the successful integration of Lonmin following the completion of the transaction. Delivery of these operational imperatives, along with higher prevailing precious metals prices, should accelerate Group deleveraging, which is a necessary step in addressing market concerns, and facilitate a rerating in relative value.

The Group’s growth in the PGM markets provided an informed view of automobile markets, specifically positioning the Group to understand and project future powertrain scenarios in relation to internal combustion engines, hybrid electric, battery electric and fuel cell-powered vehicles. The continued understanding of both automobile market forces and analysis of likely advances in battery and powertrain technologies will provide Sibanye-Stillwater with an opportunity to continue to leverage off this knowledge base in order to position Sibanye-Stillwater to play an ongoing, significant role in delivery of metals necessary for future powertrain requirements to the market.

To support the implementation of this strategic positioning and continued delivery of value to stakeholders, Sibanye-Stillwater has agreed to acquire SFA (Oxford), pending certain conditions. SFA is an established analytical consulting company that is a globally recognised authority on PGMs and has, for several years, provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies. The acquisition cost compares favourably to the cost of setting up a similar analytical and research group internally but significantly leapfrogs the time required to build up the intellectual knowledge.

Sibanye-Stillwater Integrated Annual Report 2018	20

PERSPECTIVE FROM THE CHAIR continued

I am convinced that Sibanye-Stillwater offers tangible fundamental value and is strategically positioned to benefit from any further upside in precious metals prices.

It is imperative that I express my gratitude to my fellow directors for their guidance and wisdom in what was a very challenging year for the Group. I welcome Harry Kenyon-Slaney to our Board. He has extensive experience in the mining sector – in South Africa and internationally – and his expertise in health and safety, as well as business transformation programmes, will be invaluable.

Finally, it would be remiss not to thank the members of the Sibanye-Stillwater management team, particularly Neal Froneman. Under his leadership, the management team has worked tirelessly and methodically to create and build a diversified and sustainable business that stands high in the ranks of its industry. They have dealt effectively, confidently and candidly with the challenges they have faced. After dealing comprehensively with unprecedented challenges during 2018, I look forward to observing the Group going from strength to strength.

Sello Moloko

Chairman

29 March 2019

Sibanye-Stillwater Integrated Annual Report 2018	21

chief executive OFFICER’s review

Sibanye-Stillwater has undergone many fundamental changes since it was established in February 2013, transforming from a gold only producer with three mines in South Africa into a globally diversified precious metals producer with operations and projects in five jurisdictions. Following the completion of the proposed acquisition of Lonmin, the Group will rank as one of the largest primary producers of platinum and palladium, and associated PGMs, in the world.

What has not changed, however, is our commitment to our purpose, vision and values. We are positive that our mining improves lives and our vision to create superior value for all stakeholders is unwavering with all of our decisions and actions underpinned by our CARES values. Of these values – commitment, accountability, respect, enabling and safe production – our first, second and third priority is safe production and the safety, health and well-being of our employees. The tragic incidents at our SA gold operations, in the first half of the year therefore had such a harrowing impact on the Group as a whole.

The manner in which the Sibanye-Stillwater team responded to and dealt with the various crises, which led to a recovery and improvement in the Group’s safety performance in the second half of the year, is extremely pleasing. I am confident that we are well-positioned to continue delivering superior value to all of our stakeholders and improving lives through our mining activities.

SAFETY

The anomalous spate of tragic safety incidents that we primarily experienced at the SA gold operations in the first eight months of 2018, which resulted in the deaths of 24 of our colleagues in South Africa, is unprecedented in the history of our organisation and contrary to our previous industry leading safety performance.

Two separate incidents in particular, at our Driefontein and Kloof operations, resulted in the disastrous loss of 12 of our colleagues. The first, a seismic event at Driefontein’s Masakhane shaft on 3 May 2018, resulted in severe damage to the workings. While six employees were thankfully rescued, seven of our employees were fatally injured. Soon after this incident, on 11 June 2018 at our Kloof Ikamva shaft, five employees succumbed to heat exhaustion when a shift boss inexplicably led his team into a temporarily suspended and appropriately barricaded area, contrary to company policies. These incidents remain subject to investigations by the Department of Mineral Resources and we are assisting the regulators with those investigations.

We continue to mourn the 24 colleagues we lost in 2018 and our heartfelt condolences go to the families, friends and colleagues of Chicco Elmon Dube, Solly Ngobeni, Matela Mating, Zanempi Mncwanazi, Otshepeng Ernest Ramosito, Ntokozo Elias Ntame, Mlungisi Vukuthi, Luke Bongumusa Mngomezulu, Baptista Paulino Cuambe, X-Mas Madikizela, Mbulelo Albert Sonqowa, Thabo Abram Ntsekhe, Nkosiphendule Dudlela, Luis Ernesto, Lumbe Gazala, Lingani Innocent Mngadi, Lakhi Msada, Mthokozisi Msutu, Cedrick Nkuna, Kholekile Phelile, Thokozani Tembe, Bhekithemba Thembinkosi Ndabeni, Grace Mlambo and Philemon Mngakana. Our deceased colleagues remain in our thoughts and we will continue doing what is appropriate and right to support the dependants of the deceased.

In response to the crisis, we took immediate, well-defined steps to enhance the safety performance at our SA gold operations in particular. Near-term, high-impact measures were vigorously implemented across the operations and medium- to long-term safe production initiatives were developed, including inter alia:

•

the development of a Zero Harm Strategic Framework through multi-stakeholder collaboration during three safety summits, which were convened by Sibanye-Stillwater – the safety summits are ongoing while joint implementation task teams monitor and report on progress made in the priority areas that were jointly identified by stakeholders at the summits

•

the constitution of our Global Safe Production Advisory Panel, comprising five leading globally recognised safety experts, to assist in adopting a more forward-looking position that anticipates the emergence of new leading safety practices

•

investing in the identification and development of new safe production technologies through the DigiMine partnership with the University of Witwatersrand, complemented by a “Virtual Centre of Excellence in Innovative Safe Production”, which is made up of a global academic network of 19 leading mine safety experts who will contribute to enhancing modernisation for safe and sustainable production

Taking into consideration the substantial behavioural component involved in many fatal incidents in the mining industry, the desire to review our organisational culture and leadership to ensure that safety is inculcated as the foremost consideration in decisions at all levels, was identified as a continued priority. In this regard, a core strategic thrust over the course of the next three years will be to further develop a values-based organisational culture that supports safe production and delivery of our strategy by continuing to instil our CARES values as the context within which we make all our decisions as a cornerstone of culture transformation.

For further detail on what is being done to ensure our workplaces are safe, and to address safety behaviour and performance, see — Performance review—Ensuring safe production and —Performance review—Occupational health and well-being.

The initial outcomes of these initiatives have been heartening with the safety performance in the second half of 2018, across the Group, in stark contrast to that of the first half. The Group operations have been fatality-free since mid-August 2018, recording a total of seven million fatality-free shifts by 1 March 2019, with the SA operations also achieving seven million fatality-free shifts on 6 March 2019. (See Further Information—Additional information—Recent developments.) Group combined injury rates were essentially flat year-on-year with a slight deterioration in injury rates at the SA gold operations and the US PGM operations, offset by a significant improvement in injury rates at the SA PGM operations where the serious injury frequency rate (SIFR) improved by 15% – in the process setting new benchmarks for moderate to deep-level hard-rock mining in South Africa. These are commendable achievements considering the proportion of deep-level mining that is conducted across the Group and the number of people who operate in this environment on a daily basis.

Sibanye-Stillwater Integrated Annual Report 2018	22

CHIEF EXECUTIVE OFFICER’S REVIEW continued

This performance has restored and improved Sibanye-Stillwater’s historic, industry-leading safety record but we are conscious that we operate in a dynamic environment, which can change rapidly, as we experienced in H1 2018, and as such, requires continuous vigilance, review and innovation to ensure ongoing improvement towards our ultimate goal of zero harm in the workplace. Consistent with our comprehensive approach and commitment to safe production, following the unfortunate tailings dam failure in Brazil, we have concluded additional audits of our tailings storage facilities globally – no immediate risks have been identified.

FINANCIAL REVIEW

As a result of the critical impact of the safety incidents and other unanticipated operational disruptions as well as the strike (as referred to by our Chairman in the preceding pages) on production at our SA gold operations, the Group delivered a under par financial performance in 2018. Our strategic commodity diversification into the PGM sector and the geographical benefits of the Stillwater acquisition clearly compensated for the operational challenges experienced at the SA gold operations however, with Group adjusted EBITDA only R676 million (7%) lower year-on-year despite adjusted EBITDA from the SA gold operations declining by R3,946 million for the same period.

The Group’s major source of earnings is now our US PGM operations, which accounted for approximately 50% of Group adjusted EBITDA of R8,369 million (US$632 million) in 2018 compared with R9,045 million (US$680 million) in 2017, primarily due to the increasing dollar palladium price and strong PGM operational performance. The higher rand PGM basket price and sustained operational performance from the SA PGM operations also resulted in the contribution from the SA PGM operations increasing substantially from 18% of Group adjusted EBITDA in 2017 to 34% in 2018. The SA gold operations contributed only 16% of Group adjusted EBITDA in 2018 compared with 59% in 2017.

Consistent with our three-year strategic goals, proactive steps to address our balance sheet leverage were also taken during the year with the US$500 million stream transaction, secured in July, of which the largest portion was successfully applied towards reducing US$400 million of long-term debt. Significant progress on our deleveraging strategy was, however, delayed by the sharp decline in adjusted EBITDA from our SA gold operations in 2018 with the Group’s net debt to adjusted EBITDA (net debt to adjusted EBITDA) ratio of 2.5x at the end of 2018 only marginally improved on the position at the end of 2017. Having secured an extension of the 3.5x net debt to adjusted EBITDA ceiling until the end of 2019 and a covenant holiday for Q1 2019, we have sufficient headroom on our lender covenants and our liquidity remains adequate. Ongoing strength in spot precious metals prices in 2019 is expected to support our deleveraging efforts in the coming year.

Group adjusted free cash flow was similarly impacted by the operational disruptions experienced by the SA gold operations. The Group recorded negative free cash flow of R12 million (US$1 million) for 2018, which was an R851 million (US$64 million) improvement relative to the comparable period in 2017 with negative free cash flow of R1,093 million (US$83 million) from the SA gold operations, offset by a tenfold increase in free cash flow from the SA PGM operations to R881 million (US$67 million) and free cash flow from the US PGM operations of R387 million (US$29 million), which was significantly higher than negative free cash flow of R483 million (US$36 million) for 2017. The significant increase in precious metals prices in 2019 thus far, if sustained, will have extremely positive implications for Group free cash flow in 2019.

OPERATIONAL REVIEW

US PGM operations

Mined 2E PGM production for the year of 592,608 2Eoz was towards the upper end of guidance for the year, reflecting the ongoing build-up of production at Blitz and record production from the East Boulder mine with All-in-sustaining cost (AISC) of US$677/2Eoz in line with annual guidance.

The Columbus Metallurgical Complex performed steadily in 2018, processing 619,683oz of mined 2E PGM and 686,592oz of recycled 3E PGM, despite the rebuild and expansion of the second electric furnace (EF2) restricting processing flexibly. Recommissioning of EF2 in January 2019 will add smelter capacity and significantly enhance flexibility for the rest of the year. The recycling division averaged 22.0 tonnes of feed material per day in 2018, compared with an average feed rate of 24.2 tonnes per day in 2017. This was a noteworthy achievement, given the smelting constraints experienced by the complex during the year.

Sibanye-Stillwater Integrated Annual Report 2018	23

CHIEF EXECUTIVE OFFICER’S REVIEW continued

After regressing in the first half of 2018, the palladium price regained its momentum in August 2018 with palladium and rhodium ending the year strongly. The 9% year-on-year increase in the average 2E PGM basket price received to US$1,007/2Eoz, coupled with the strong operating performance, boosted adjusted EBITDA from the US PGM operations for 2018 to US$314 million (R4,152 million) from US$161 million (R2,143 million) in 2017 with the adjusted EBITDA margin of the underground operations increasing from 43% for 2017 to 46% for 2018 and the adjusted EBITDA margin for the US PGM operations as a whole (including the lower margin recycling operations) increasing from 23% for 2017 to 26% for 2018. The continued rise in the palladium spot price in 2019, which increased by 37% from an average PGM basket price for 2018 of US$1,007/2Eoz to a spot price of US$1,375/2Eoz, if maintained will have a considerable enhancement to profitability from the US PGM operations.

The production build-up at Blitz remains on schedule with three stope blocks successfully commissioned in 2018. Two additional stopes are scheduled for commissioning in 2019, which are expected to add a further 40,000 2Eoz to 60,000 2Eoz to annual production. A total of 10 producing areas or stopes are expected to be commissioned at Blitz by late 2021, adding 300,000 2Eoz of annual production, on average, from 2022.

Continuous improvement and optimisation of operational performance is a core focus area across the Group and incremental expansion of production at the East Boulder mine, the Fill the Mill (FTM) project, was recently approved by our Board. The FTM project is expected to deliver approximately 40,000oz of 2E PGM annually from late 2020 through incremental expansion of mining and certain support facilities at the East Boulder mine and Columbus Metallurgical Complex with the additional production from FTM expected to reduce operating costs at East Boulder by approximately 5% over the project’s 10-year operating life.

SA PGM operations

The SA PGM operations continued to perform strongly with full-year 4E PGM production of 1,175,672oz for the year ended 31 December 2018, exceeding the upper limit of guidance, and average AISC well below the lower guidance limit of R10,750/4Eoz (US$825/4Eoz).

Despite ongoing weakness in the platinum price, the average 4E PGM basket price of R13,838/4Eoz (US$1,045/4Eoz) in 2018 was 10% higher than it was in 2017, primarily due to significant increases in palladium and rhodium prices (which comprise approximately 31% and 9% of the 4E prill split respectively) and a weaker rand exchange rate.

The significant leverage of the SA PGM operations to the higher basket prices, as a result of a disciplined operating performance, is evident in the 67% year-on-year increase in adjusted EBITDA to R1,881 million (US$136 million) for H2 2018. Similarly, adjusted EBITDA for the full year of R2,882 million (US$218 million) was 81% higher than it was in 2017 with the adjusted EBITDA margin increasing from 12% in 2017 to 19% in 2018. As with the US PGM operations, at the spot 4E PGM basket price of R17,670/4Eoz at close of day on 6 March 2019, the proforma adjusted EBITDA from the SA PGM operations would have been approximately 100% higher at R3,812 million (US$268 million).

Impact of changes to processing arrangements for Rustenburg operation from 1 January 2019

In line with Sibanye-Stillwater’s mine-to-market PGM strategy and according to the processing agreements with Anglo American Platinum, the processing arrangement for Rustenburg production changed from a PoC arrangement to a toll processing arrangement from 1 January 2019.

In terms of the PoC arrangement, Sibanye-Stillwater delivered metals concentrate from the Rustenburg operation to Anglo American Platinum for smelting and refining and Anglo American Platinum retained a percentage of the metal-in-concentrate as payment for processing the concentrate. The cost of this PoC charge was offset against revenue and reflected as an equivalent discount to the 4E PGM basket price received.

In terms of the toll arrangement, Sibanye-Stillwater will pay an agreed rate to Anglo American Platinum to smelt and refine concentrate from the Rustenburg operation but will own and sell all the refined metal produced. From a reporting perspective, Sibanye-Stillwater will no longer reflect a discount in its revenue and will receive the full average 4E PGM basket price although costs and unit costs will be higher than under the PoC arrangement, reflecting the additional tolling costs.

At the current spot 4E PGM basket price, the net result of this contractual change has a positive financial impact with the increased revenue more than offsetting the additional toll cost and, as a result, beneficial commercially and strategically. The change in the arrangement, however, results in a delay in the recognition of revenue due to the point of sale being extended to the end of the processing pipeline, which affects the recognition of revenue for 2019.

Under the PoC arrangement, a sale was recognised and accounted for on delivery of concentrate to Anglo American Platinum as the control transferred to Anglo American Platinum pursuant to the sales contract. The sale price was previously determined on a provisional basis and adjustments to the sale price were made, based on movements in the metal prices up to the date of final pricing. Under the toll arrangement, a sale will only be accounted for after the refined metals are sold, approximately four months after delivery of the concentrate to Anglo American Platinum. From an accounting perspective, this is the point when the control is transferred to the customer.

This change has resulted in:

•	the revenue recognition cycle being delayed with minimal revenue and earnings recognised from the Rustenburg operation during Q1 2019 and an associated deferral of the recognition of costs
•	a permanent increase in inventory and a similar reduction in trade receivable balances so the net impact on working capital is minimal
•	cash flow is largely unaffected

As a result of these changes, adjusted EBITDA from the Rustenburg operation will not be recognised during Q1 2019, which will impact our net debt to adjusted EBITDA leverage ratio during the transition of the commercial arrangements. Following further discussions with our lenders, a covenant holiday for Q1 2019 has been agreed. We consequently have sufficient headroom on our lender covenants and liquidity remains adequate.

Sibanye-Stillwater Integrated Annual Report 2018	24

CHIEF EXECUTIVE OFFICER’S REVIEW continued

SA gold operations

As announced on 1 August 2018, all conditions precedent to the DRDGOLD transaction were met and the transaction was implemented on 31 July 2018. Sibanye-Stillwater consolidated DRDGOLD in its operating and financial results from 1 August 2018 and the current operating results include 1,870kg (60,122oz) from DRDGOLD.

Total gold production, including DRDGOLD, declined by 16% year-on-year to 36,600kg (1,176,700oz) primarily due to the impact of the anomalous H1 2018 safety incidents and other operational disruptions (the disruption of electrical power to the Beatrix operations and seismic damage to infrastructure at the Driefontein 1 and Kloof 3 shafts) and the AMCU strike in the second half of the year, as well as cessation of underground mining at the Cooke operations in late 2017, which accounted for 956kg (30,736oz) or 32% of the reduction. On a like-for-like basis, gold production (excluding DRDGOLD and the Cooke underground operations) also declined by 16% year-on-year to 34,676kg (1,114,800oz).

The impact of the 16% decline in production year-on-year is evident in the 15% increase in AISC for 2018 to R557,530/kg (US$1,309/oz) despite cost of sales before amortisation and depreciation (including DRDGOLD and the Cooke underground operations) remaining flat year-on-year.

The significant fixed overhead cost component (over 80% of operating costs) for the SA gold operations makes costs very sensitive to production volume changes. As a result, unit costs such as AISC invariably increase with reductions in production volumes.

The average received rand gold price for 2018 of R535,929/kg (US$1,259/oz) was flat year-on-year. Combined with the significant decline in production, this resulted in adjusted EBITDA from the SA gold operations declining to R1,362 million (US$103 million) from R5,309 million (US$399 million) in 2017.

Section 189A

While the profitability of the SA gold operations is currently distorted by the production impact of the safety incidents and ongoing strike action, there are fundamental profitability issues, particularly at the Driefontein 2, 6, 7 and 8 shafts and at Beatrix 1 shaft. These will be addressed through consultation with stakeholders in terms of Section 189A of the Labour Relations Act. Notice in this regard was given to stakeholders on 14 February 2019.

This follows notices issued under Section 52(1)(a) of the Mineral and Petroleum Resources Development Act in October 2018 in respect of Beatrix and Driefontein, advising stakeholders of the marginal profitability of the mining rights that should have prompted engagements with the stakeholders on each of the mines about measures that could be taken to secure improved financial sustainability. Sadly, such constructive engagements did not transpire as strike-related issues dominated the intervening period.

Through the formal Section 189A consultation process, Sibanye-Stillwater and affected stakeholders will together consider measures to avoid and mitigate possible retrenchments of up to 5,780 employees and 800 contractors, and seek alternatives to the potential cessation or downscaling of operations at the affected shafts. We are confident that this process will reposition the SA gold operations for sustainable, profitable safe production.

STRATEGIC REVIEW

Sibanye-Stillwater’s transition from a South African gold producer to a diversified global precious metals producer was well-timed. The announcements of the Aquarius and Rustenburg acquisitions in late 2015 preceded a sustained period of increasing palladium and rhodium prices, which have risen by over 200% and 370% from respective low price points in 2016, more than offsetting the moribund platinum price.

The spot rand 4E PGM basket price of R17,695/4Eoz is approximately 60% higher than it was when the Aquarius and Rustenburg transactions were announced with the spot dollar 2E PGM basket price of US$1,375/2Eoz also approximately 60% higher than it was at the time of the Stillwater acquisition announcement.

Sibanye-Stillwater Integrated Annual Report 2018	25

CHIEF EXECUTIVE OFFICER’S REVIEW continued

Through these acquisitions, Sibanye-Stillwater has built a sizeable PGM business producing 1.77Moz of 4E/2E at a favourable point in the PGM price cycle. The approximate R34 billion cost of these acquisitions (when PGM prices were significantly lower) is at the low end of historical acquisition prices in the sector and compares favourably with current market valuations for similar-sized peers in the PGM industry, which have recently significantly rerated. Following completion of the proposed acquisition of Lonmin, it is expected that Sibanye-Stillwater will become the largest producer of mined platinum in the world, the second largest producer of palladium globally after Norilsk Nickel, and joint largest rhodium producer with Impala Platinum Holdings. On a gold equivalent basis, Sibanye-Stillwater remains extremely relevant, ranking third behind the proposed Newmont Mining Corporation/Goldcorp and Barrick Gold Corporation.

On 14 December 2017, we announced an all share offer to acquire 100% of Lonmin. Despite achieving a number of significant milestones during the year, including the approval of the United Kingdom Competition and Markets Authority and the South African Competition Tribunal, subject to specific conditions, an appeal against the Competition Tribunal ruling by AMCU on 19 December 2018 has delayed the completion of the transaction. The Competition Appeal Court of South Africa has set down 2 April 2019 as the date for the hearing of the appeal. As announced on 15 January 2019, Sibanye-Stillwater and Lonmin have agreed to extend the long-stop date for completion of the proposed acquisition to 30 June 2019. Sibanye-Stillwater remains committed to the proposed acquisition – a logical step in further progressing our PGM strategy – which the Board believes will be value-accretive for Sibanye-Stillwater shareholders.

1 2018 full year production from Sibanye-Stillwater proforma Lonmin (September 2018 annuals) excluding recycling volumes – the inclusion of Lonmin information for 2018 is illustrative only as the Lonmin acquisition has not yet been completed and remains subject to a number of conditions, including Lonmin and Sibanye-Stillwater shareholder approvals and the approval of the High Court of England and Wales

2 Peer group information using public company filings for platinum, palladium and rhodium reflect primary production (where available) for H1 2018 annualised unless full year numbers were available while compiling these rankings

3 Sibanye-Stillwater gold equivalents completed on a 4E PGM basis, and gold equivalent ounces calculated as PGM basket price in the period (R14,729/oz)/average gold price (R552,526/kg) in the period multiplied by PGM production (4E) using the Sibanye-Stillwater 2018 prill split

Palladium and rhodium prices have continued to rise in 2019 to date, underpinned by growing market consensus that the fundamental outlook for palladium and rhodium will remain positive for some years. Palladium is the primary product from our US PGM operations and forms an important component of the PGM basket from our South African PGM mines with rhodium, a critical component of diesel and gasoline autocatalysts, only produced in commercially relevant quantities in southern Africa.

The outlook for platinum is similarly constructive although a meaningful increase in the platinum price is still a couple of years out – by our estimation. Demand remains firm and a lack of capital investment in the South African mining industry, since the global financial crisis, is beginning to impact supply with a number of mine closures announced in the past two years. The rapid increase in palladium and rhodium prices has resulted in palladium trading at a more than US$650/oz premium over platinum, for the first time in more than a decade, which is significantly higher than the US$400/oz to US$500/oz price we expected to incentivise substitution. Indeed there are nascent signs that testing of platinum as a partial substitute for palladium is taking place. Consistent with our long-held outlook for platinum, this implies an improvement in future demand although it is likely to only occur over a period of two or three years.

The outlook for gold is similarly positive albeit more muted than the very solid PGM fundamentals. Global political and economic uncertainty is likely to persist for some years to come, which has historically been supportive of gold demand and the gold price. Despite the recent operational challenges we have experienced, we remain committed to our SA gold operations and to restoring these quality assets to profitability once the AMCU strike has concluded.

Sibanye-Stillwater Integrated Annual Report 2018	26

CHIEF EXECUTIVE OFFICER’S REVIEW continued

The gold assets we inherited – Beatrix, Driefontein and Kloof – have created significant value for stakeholders since the unbundling of Sibanye Gold by Gold Fields. When Sibanye Gold listed, reserves were stated as 13.5Moz with an approximate operating life of eight to 10 years. Since then, our SA gold operations have produced approximately 8.6Moz of gold (approximately 64% of the initial reserves) and enabled us to build a substantial, long-life PGM business while returning over R4.1 billion in dividends to shareholders (at an average 4.9% dividend yield over a five-year period), which is approximately 40% of our market capitalisation on listing. Moreover, after producing 8.6Moz of gold in the past six years, gold reserves of 16.6Moz at the end of 2018 are still 23% higher than they were when Sibanye Gold was constituted.

These quality assets provided a solid base from which we were able to build a large globally diversified precious metals company and will continue to contribute to the Group once the operations have normalised.

NET ASSET VALUE

Sibanye-Stillwater has, through a series of favourably priced acquisitions at a low inflection point in the PGM price cycle, built a sizeable PGM business, which offers significant upside to a higher price environment.

The significant increase in the palladium and rhodium prices since these acquisitions were made, combined with consistent delivery of solid operational results, in our view, will result in significant value being delivered to all stakeholders.

At current market consensus commodity prices and exchange rates, and based on our life of mine (LoM) plans (discounted at an average rate of approximately 7.5% real), we have determined a net asset value (NAV) for the Group of approximately R80 billion. At spot precious metals prices (at 18 February 2019), the NAV increases to approximately R110 billion1. Sibanye-Stillwater is currently trading at a 0.35x price to NAV, which is substantially lower than the average price to NAV of its South African gold and PGM peers.

Our primary focus in 2019 will be to ensure that the inherent value in our NAV flows through into our share price to reduce the price to NAV discount through consistent operational and financial delivery that reflects the benefits of the improved gold and PGM commodity price environments and ensures deleveraging of our balance sheet.

1 Aspects beyond management control, such as volatile commodity prices, cost escalation, production disruptions, and changes to tax and other regulations, among others, could, however, materially impact the Group NAV

POSITIONING FOR A NEW WORLD – SFA (Oxford)

In order to ensure that the Group is suitably positioned for continued delivery of value to stakeholders, Sibanye-Stillwater has agreed to acquire SFA (Oxford), pending certain conditions, which is an established analytical consulting company, a globally recognised authority on PGMs, providing in-depth market intelligence, for several years, on battery materials and precious metals for industrial, automotive and smart city technologies.

The acquisition cost compares favourably with the cost of setting up a similar analytical and research group internally but significantly leapfrogs the time required to build up the intellectual knowledge. While Sibanye-Stillwater will have Board representation consistent with its equity holding, SFA (Oxford) will continue to operate as an independent company, providing services to global clients on metal market analysis. As such SFA (Oxford) is expected to be operating cost neutral to Sibanye-Stillwater. Post completion of the acquisition of SFA (Oxford), Sibanye-Stillwater will retain an 80% equity stake in the company with the balance apportioned to employees as an incentive and retention scheme. In this regard, Stephen Forrest will remain as Chairman of the SFA (Oxford) Board and a non-executive director, Jim Sutcliffe, will be appointed to the SFA (Oxford) Board.

2019 OUTLOOK

The extent and severity of Sibanye-Stillwater’s challenges in 2018 were unprecedented but, while we still face a number of challenges, the manner in which the Sibanye-Stillwater team has responded to and dealt with various crises gives me confidence that we are well-positioned to continue delivering superior value to all of our stakeholders.

Our significant investment in the PGM industry was not made lightly and was against conventional market wisdom. The fruits of this contrarian, but carefully considered, strategy have already delivered tangible benefits, which are not yet reflected in our market valuation. A positive and sustainable fundamental outlook for PGMs is being increasingly accepted, and Sibanye-Stillwater’s commodity mix and geographical diversification offers a unique investment opportunity.

I am confident that the Section 189A consultations with stakeholders regarding the future of certain shafts at our SA gold operations will result in a more stable and profitable business segment, which will contribute positively to Group earnings in future.

Sibanye-Stillwater Integrated Annual Report 2018	27

CHIEF EXECUTIVE OFFICER’S REVIEW continued

Precious metal prices, particularly palladium and rhodium, have surged in 2019 with the recent depreciation of the rand US dollar rate, which is a significant revenue driver, boosting revenues for South African mining companies. The operating environment in South Africa remains challenging although recent political changes and a seemingly more investment-oriented approach by government are positive. While structural changes have yet to be seen, general sentiment about the country’s prospects for economic stability and growth have improved.

I am convinced that Sibanye-Stillwater offers tangible fundamental value and is strategically positioned to benefit from any further upside in precious metals prices.

RECOGNITION

During the past year of disparate challenges, I have been fortunate to have the support of a team fully committed to achieving the Group’s strategic aims and willing at all times to go that extra mile. My thanks to them are unqualified and I am confident that their contributions will continue to be as fulfilling as ever. I am grateful too for the continuing support and wise counsel of the Board.

Neal Froneman

Chief Executive Officer

29 March 2019

Sibanye-Stillwater Integrated Annual Report 2018	28

CHIEF FINANCIAL OFFICER’S REPORT

•	Group loss for the year decreased by 43% to R2,521 million
•	Substantial increase in US and SA PGM adjusted EBITDA
•	US$350 million revolving credit facility (RCF) refinanced and upsized to US$600 million on improved terms in April 2018
•	US$500 million streaming transaction completed in July 2018
•	US$395 million bond buy back resulting in US$25 million annual interest saving
•	DRDGOLD transaction completed

2018 will be remembered as one of the more challenging years for Sibanye-Stillwater. The safety incidents at our SA gold operations in the early part of the year as well as the extended strike action at these operations, which started on 21 November 2018, had a significant impact on the financial results of the Group. In stark contrast to this, the PGM operations in southern Africa and the United States maintained steady operating performances with revenues benefitting from higher palladium and rhodium prices in 2018. The well-timed entry into the PGM sector is clearly evident in the financial results, with solid operating and financial performance of our PGM operations compensating for the operational and industrial relations challenges experienced at the SA gold operations.

The Group’s major source of earnings for 2018 was our US PGM operations, which accounted for 50% of Group adjusted EBITDA. The contribution from the SA PGM operations has also increased substantially, due to the improved rand PGM basket price and solid, sustained operational performance. In 2018 the SA PGM operations contributed 34% of Group adjusted EBITDA, up from 18% in 2017. Despite a flat average rand gold price received year-on-year, the impact of the safety incidents and other unanticipated operational disruptions as well as the strike, caused production from the SA gold operations to decrease by 7,034kg (226,157oz), resulting in adjusted EBITDA from the SA gold operations declining by 74% to R1,362 million. The SA gold operations contributed only 16% of Group adjusted EBITDA in 2018, compared with 59% in 2017.

The liquidity requirements of the Group were substantially improved through the refinancing of the three-year US$350 million RCF in April 2018.

The facility was refinanced for three years with two optional one-year extensions and was increased to US$600 million on improved terms. In anticipation of the change in revenue recognition at Rustenburg operation, where we are moving from a purchase of concentrate arrangement to a toll refining agreement, the Group approached its lending group to provide further covenant relief. The net debt to adjusted EBITDA covenant has been extended at 3.5 times till the end of 2019, thereafter it will step down to 2.5 times.

Sibanye-Stillwater completed a gold and palladium stream agreement with Wheaton Precious Metals International Limited (Wheaton International) in July 2018. In terms of the agreement, Sibanye-Stillwater received US$500 million from Wheaton International in exchange for an amount of gold and palladium equal to a percentage of gold and palladium produced from our US PGM operations (comprised of its East Boulder and Stillwater mining operations). The US$500 million arising from the transaction was competitively priced relative to existing Group debt and alternative financing available in international capital markets.

A portion of the advanced proceeds of the streaming transaction of US$500 million was utilised to buy back US$415 million of the high yield and convertible bonds for a nominal consideration of US$395 million. The buyback has resulted in an annual interest saving of US$25 million and a saving of US$137 million over the remaining life of these bonds.

From an operational perspective, the rand gold price received for 2018 was in line with 2017 at R535,929/kg. The impact of the safety incidents and other unanticipated operational disruptions as well as the strike, caused production from the SA gold operations to decrease by 7,034kg (226,157oz).

The average rand basket price received at the SA PGM operations was 10% higher at R13,838/4Eoz in 2018, compared with R12,534/4Eoz in 2017. The SA PGM operations performed strongly with 4E PGM production of 1,175,672oz in 2018, compared with 1,194,348oz in 2017 mainly due to lower surface production. The US dollar average basket price received at the US PGM operations was 9% higher at US$1,007/2Eoz compared with US$927/2Eoz in 2017. 2E PGM production at 592,608 was 57% higher, reflecting the increased contribution from Blitz and the inclusion of a full year compared with eight months in 2017.

Cost performance at the SA PGM operations was again pleasing during 2018. The AISC at the SA PGM operations at R10,417/4Eoz was in line with the cost performance of 2017 at R10,399/4Eoz. The AISC at the US PGM operations increased by 4% for 2018 to S$677/2Eoz mainly due to the frontloading of skills for Blitz, increased royalties due to the improved basket price, higher maintenance cost and planned outages in the metallurgical complex. Unit costs at the SA gold operations were primarily affected by the safety incidents and other unanticipated operational disruptions as well as the strike. The AISC increased from R482,693/kg in 2017 to R557,530/kg.

Sibanye-Stillwater Integrated Annual Report 2018	29

CHIEF FINANCIAL OFFICER’S REPORT continued

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

Proposed Lonmin transaction

On 14 December 2017, the Boards of Sibanye-Stillwater and Lonmin announced that they had reached agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, will acquire the entire issued and to be issued ordinary share capital of Lonmin.

The Lonmin group is a major mine-to-market producer of PGMs with core operations in South Africa. It produces PGMs predominantly used in many industrial applications, and in jewellery and investment, with saleable by-products including gold, copper, nickel, chrome and cobalt. The Lonmin group is a major primary producer of PGMs worldwide. Lonmin shares are admitted to listing on the premium listing segment of the official list and to trading on the main market of the London Stock Exchange, and have a secondary listing on the JSE main board. Lonmin also has an American Depositary Receipt programme traded on the over-the-counter market in the US.

The Board believes that the proposed acquisition of Lonmin is compelling and value-accretive for Sibanye-Stillwater shareholders and is a logical step in executing its PGM strategy in southern Africa. By combining Sibanye-Stillwater’s existing, and contiguous, South African PGM assets with Lonmin’s operations, including Lonmin’s processing facilities, Sibanye-Stillwater will be able to unlock operational synergies and complete its strategy to become a fully integrated PGM producer in South Africa. By combining Sibanye-Stillwater’s existing, and contiguous, South African PGM assets with Lonmin’s operations, including Lonmin’s processing facilities, Sibanye-Stillwater will be able to unlock operational synergies estimated at R730 million over the first three years while a further R780 million is expected to be unlocked should the Rustenburg PGM material be treated at the Lonmin facilities after 2021. We are also confident that this transaction will bring greater stability to the Lonmin assets, and ensure a more sustainable and positive future.

To date, several of the conditions precedent have been fulfilled including approvals from the South African Reserve Bank, the UK Competition and Markets Authority, as well as the South African Competition Commission approval received on 21 November 2018, subject to specific conditions.

On 19 December 2018, AMCU filed an appeal with the Competition Appeal Court of South Africa against the South African Competition Commission decision, which will be heard on 2 April 2019. Sibanye-Stillwater and Lonmin have agreed to extend the long-stop date for completion of the proposed acquisition from 28 February 2019 to 30 June 2019.

Additional conditions precedent include, inter alia, the approvals of Lonmin and Sibanye-Stillwater shareholders and the courts of England and Wales.

A circular to Sibanye-Stillwater shareholders and the Lonmin scheme of arrangement document will be posted to the respective shareholders in due course. Included in those documents will be the expected dates of the shareholder meetings and timetable for the closing of the transaction.

FOCUS AREAS – 2019

The continued deleveraging of the organisation will be the primary focus for 2019 through earnings growth, cash flow generation and possible alternative financing solutions which may include pipeline financing. In order to maintain adequate liquidity, the refinancing of the R6.0 billion RCF, maturing in November 2019, will be prioritised. The facility will potentially be increased to provide adequate working capital requirements to the enlarged Group post completion of the Lonmin transaction.

The strong performance of commodity prices, more specifically palladium, rhodium and gold and the weakening of the rand against the US dollar, which started in 2018 and has continued into 2019, should assist with earnings growth and cash flow, which will have a substantial positive impact on the continued deleveraging.

The Group’s main focus on successful closure of the Lonmin transaction will be the integration of the Lonmin assets and on leveraging the initial cost synergies identified during the due diligence. High-level planning of the integration effort and the associated timeline has already started.

Sibanye-Stillwater Integrated Annual Report 2018	30

CHIEF FINANCIAL OFFICER’S REPORT continued

ACKNOWLEDGEMENT

I continue to be supported by a strong and diligent finance team across the Sibanye-Stillwater group. The Group has been able to mitigate some of the adverse consequences relating to the volatile global environment in which we operate through proactive responses by the financial team. We continue to provide relevant, qualitative information and reporting to all our stakeholders that reflect our objectives and values. I would like to take this opportunity to thank the financial team for their unwavering support and look forward to 2019.

Charl Keyter

Chief Financial Officer

29 March 2019

Sibanye-Stillwater Integrated Annual Report 2018	31

MANAGING OUR RISKS AND OPPORTUNITIES

Sibanye-Stillwater views risk and opportunity management as an integral element of our strategy implementation that supports the Group in performing effectively and building confidence in the delivery of predictable outcomes in the dynamic environment in which we operate. A solid understanding and effective management of our risks and opportunities, and ensuring we have appropriate measures in place to mitigate risks and act on opportunities, will give us a competitive advantage. By effectively containing risks and realising opportunities in pursuit of our strategy, we are able to deliver on our strategic objectives and generate sustained value for all stakeholders over time.

Sibanye-Stillwater considers a risk and/or an opportunity to be material if it substantially affects our ability to create and sustain value in the short, medium and long term. The process to identify the material risks and opportunities facing Sibanye-Stillwater is three-pronged and involves taking into account:

•	Our external operating environment
•	Internal factors that may adversely affect business performance
•	Stakeholder attitudes, concerns and expectations (see —Stakeholder engagement)

Due consideration and understanding of these factors allows management to identify the most significant and material issues in terms of their potential impact on the Group’s ability to achieve its strategic and business objectives and to create value. Management evaluates the likelihood and potential impact of material issues occurring from multiple perspectives, including strategic, financial and operational viewpoints, prioritising the most material and developing appropriate response plans to mitigate and manage the risks identified.

In this section we report on and discuss first our risks, how these are identified and how we mitigate and manage them. This is followed by a discussion on our approach to opportunities (see —Identifying and managing our material opportunities).

Management of our material risks entails identifying the relevant variables – strategic, external and internal – and understanding how they might impact Sibanye-Stillwater’s ability to deliver on our strategy and achieve our strategic objectives.

Our risk management framework

Risk management is a continuous, proactive, dynamic process, designed to identify, understand, manage and communicate risks that may impact Sibanye-Stillwater’s ability to achieve its strategic business objectives. The Group-wide risk assessment process has been enhanced to ensure that our strategic objectives are included at all levels of risk determination, and to ensure alignment across the Group.

The Group-wide assessment process is cascaded to our major operating segments, which allows for customised identification and management of risks to safe production delivery and cash flow from each operating segment and the contextualising of these risks at a Group level. Many of the risks that are material to the Group are consolidated from an operating segment, commodity or territory specific risks, with strategic opportunities driven mainly as part of the Group strategic plan.

Governance

Governance oversight of risk and opportunity management in 2018 included an annual independent review of Sibanye-Stillwater’s updated enterprise risk management framework, practices and systems, and their effectiveness, by external assurance provider, PwC. The review confirmed that our risk management framework is compliant with King IV, ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In line with its duties and responsibilities, the Board of Directors, supported by the Risk Committee, monitored, reviewed, provided feedback on and approved the risk management framework, its components, and the systems and processes making up enterprise risk management.

The diagram below summarises the framework that is in place to identify material risks.

Identifying our material risks

1	Gathering initial input	Operating environment Analysis of factors over which we have no control that may affect our ability to deliver on strategic objectives	Stakeholder engagement Analysis of issues raised by stakeholder engagement (see —Stakeholder engagement)	Enterprise risk management Analysis of information from internal business processes
2	Evaluating input	Qualitative Review of risks based on strategic, financial, non-financial and operational considerations	Quantitative Review of risks based on implications for reputation, licence to operate and compliance
3	Reviewing and prioritising	Application of filters for risk determination and allocation of responsibilities to ensure control and further mitigation
4	Determining material risks	Significant material risks are agreed, ranked and appropriate responses determined

Sibanye-Stillwater Integrated Annual Report 2018	32

MANAGING OUR RISKS AND OPPORTUNITIES continued

As part of ongoing monitoring of risk management, the Board deliberated and agreed on acceptable appetite and risk tolerance levels for key performance areas. Our risk appetite refers to the extent of business risk we are willing to take to achieve our strategic objectives and attain certain financial and commercial outcomes. In agreeing our risk appetite, we consider revenue growth, earnings sustainability, environmental impact, employee well-being, health, safety, the environment, human resources, business plan delivery, licence to operate, ethics and governance.

Risk appetite statements

The Group is committed to operating responsibly in its pursuit of creating superior shareholder value. The following strategic risk appetite statements provide directional decision support for strategic decision making in line with this commitment.

Health, safety, sustainability and environment

•	Sibanye-Stillwater will strive for zero harm and to minimise risk by not putting profits ahead of health, safety, sustainability or environment
•

Sibanye-Stillwater strives to exceed industry standards and to avoid entering operating environments where health, safety, sustainability and environment (HSSE) records are not in line with international norms

•	Sibanye-Stillwater seeks to avoid any activity that will compromise our alignment with leading industry health, safety, sustainability and environmental standards

Financial and investment decisions

•

Sibanye-Stillwater will strategically take on additional leverage in order to increase shareholder value only where the operational requirements, through detailed evaluation, are determined to be outweighed by the benefit

•	Sibanye-Stillwater is not willing to accept any risk that has the potential to cause at least a 500-basis point deviation in margin from the plan
•

As part of evaluating investment decisions or capital allocations, the Group applies relevant hurdle rates and discount factors, taking into account items such as level of study undertaken on the project or operation and country risk, among others

Risk escalation

The top 10 risks identified in the risk register are:

•	included in or escalated to the Group strategic risk register
•	evaluated for further mitigation measures to reduce the risk to within the tolerance levels
•	reported to the Board

OUR TOP 10 MATERIAL RISKS

For 2018, we identified and monitored the following top 10 material risks. Given the transformative acquisition of Stillwater concluded in 2017 and the resulting geographic and product diversity, Sibanye-Stillwater’s risk profile has substantially changed. This change is reflected in the change in our material risks and in regional differences. Diversification has reduced the potential impact of certain risks previously considered material. Further detail on each risk, its impact on our strategic objectives, and related mitigation measures, see —Top 10 risks: Description, impact and related mitigating actions.

Risk assessments are conducted across the Group at operating unit, business unit, region and Group level with each area continuously monitoring its risk registers. These risk registers are reviewed formally by the Risk Committee twice a year. In 2018, the strategic risk assessments for the Group, and the US and SA operations were independently facilitated by Willis Towers Watson.

The risk methodology applied requires that the risks are inherently rated to provide a view of the risk profile. Controls in place are identified. The risks are then rated to provide a residual rating.

The top 10 strategic risk inherent and residual risk rankings are reflected in the heat maps (below).

Sibanye-Stillwater Integrated Annual Report 2018	33

MANAGING OUR RISKS AND OPPORTUNITIES continued

Details of the top 10 residual risks identified for 2018 are provided in the table below. Also provided is the risk movement since 2017 and the new risks identified as a result of our geographical and product diversification.

Top 10 material risks and opportunities in 2018

Ranking	Risk description in 2018	Comparison with 2017
1	Government actions	Incorporates the following risks from 2017: Further deterioration in South African rating and potential adverse impact on valuations and cost of financing	(4)
2	Socio-political instability and unrest in South Africa	Incorporates the following risks from 2017: Unrealistic expectations for business to uplift communities in South Africa	(8)
3	Impact of safety incidents, including those contrary to company policy [1]	Incorporates the following risks from 2017: Safety, health and environmental incidents	(7)
4	Mining Charter outcome and Mineral and Petroleum Resources Development Act amendments	Incorporates the following risks from 2017: Maintaining and obtaining operating licences and other permits in uncertain political and regulatory environments	(6)
5	Under-delivery on operational plans	Incorporates the following risks from 2017: Under-delivery on operational targets owing to external factors	(9)
6	Significant PGM, gold and other commodity price decreases	New risk
7	Global economic downturn or strengthened US economy	New risk
8	Financial covenants and net debt	Incorporates the following risk from 2017: Ability to access, service and repay debt due to external and internal factors that may impact cash flow	(2)
9	Organised labour	Incorporates the following risk from 2017: Operational disruptions	(25)
10	Change in regulatory requirements	Incorporates the following risk from 2017: Adverse regulatory changes and socio-political instability	(3)

[1] Safety and well-being of our employees is a priority for Sibanye-Stillwater at Group and regional level. As the anomalous spate of fatalities in 2018 is of great concern, a review of the circumstances of each incident was conducted and action was taken to enhance safety practices.

Our Group and regional risk registers include the impact of safety, health and environmental incidents, as well as under-delivery on our plans among the top 10 Group and/or regional risks.

Sibanye-Stillwater Integrated Annual Report 2018	34

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Source of risk
• Addressing our South African discount • Pursuing value-accretive growth	1. Government actions For further information, see: —Chief Executive Officer’s review, —Chief Financial Officer’s report and —Performance review—Minimising the environmental impact	• Policy and regulatory uncertainty in South Africa • Nationalisation movement/discussion • Inability to comply with social licence and US political climate

•  Low investor support

•  Further policy and regulatory uncertainty

•  Increased cost of compliance and doing business

•  Loss of international competitiveness

•  Lack of investment

•  Increased cost/decreased access to capital

•  Decreased revenue and SA operations’ sustainability

•  Broad stakeholder engagement

•  Direct legal challenges to legislation

•  Ongoing monitoring of regional compliance

•  Participation in organised business lobby groups

•  Active involvement in business associations to influence outcomes of regulatory certainty and policy making

•  Geographical diversity

					• Favourable minerals policy • Costs of sustaining social licence • SA discount on share price • Optionality to address negative government policy	High	Medium	• Compliance with key laws, legal requirements and social requirements for social and labour plans (SLPs) and Mining Charter targets	EXTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	35

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Addressing our South African discount • Focus on safe production and operational excellence

2.   Socio-political instability and unrest in South Africa

For further information, see: —Chief Executive Officer’s review,

—Chief Financial Officer’s report,

—Stakeholder engagement,

—Performance review—Delivering value from operations, projects and technology,

—Performance review —Ensuring safe production, and

—Performance review—Occupational health and well-being

•  Failure to meet community expectations

•  Failure of local economic development projects

•  Community uprising

•  Historic area of weakness

•  Hijacked by political interests

•  High unemployment

•  SA clash of vested interests

•  Dysfunctional local government

•  Lack of services (including electricity) and escalating cost of services

•  Heightened expectations

•  Business and operational disruption

•  Safety and security compromised

•  Increased costs

•  Impact on employee morale

•  Unable to deliver on operational plans

•  Reduced cash flow

•  Mining licence uncertainty

•  Reputational impact

•  Company required to play government role

•  SLP pressure and costs

				• Stakeholder engagement • Investment in local economic development • Community compacts	• Improved stakeholder relationships (evidenced by reduced community protest action and existence of compact agreements)	High	Medium	• Compliance with key laws, legal requirements and social requirements for SLPs and Mining Charter targets	EXTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	36

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Focus on safe production and operational excellence • Deleveraging our balance sheet

3.   Impact of safety incidents, including those contrary to company policy

For further information, see: —Perspective from the chair, —Chief Executive Officer’s review, —Chief Financial Officer’s report, —Performance review—Delivering value from operations, projects and technology, —Performance review—Superior value for the workforce, —Performance review—Ensuring safe production,

—Performance review—Occupational health and well-being, and —Governance—Corporate governance and leadership and —Governance—Remuneration report

•  Lack of alignment between safety performance and values and culture

•  Technical complexity

•  Depth of operations

•  Propensity for high-risk behaviour

•  Disregard for rules and procedures by non-management personnel

•  Desensitisation to events

•  Safety perceived by some as exclusively management issue

•  Labour-intensive

•  Narrow nature of ore body

•  Mature mines

•  Fatalities

•  Serious injuries

•  Reputational impacts

•  Employee morale and engagement

•  Damaged relationships (customers, organised labour, shareholders and communities)

•  Operational/business disruption

•  Increased regulatory and stakeholder scrutiny

•  Increased expense

•  Loss of production

•  Legal consequences

•  Fines and penalties

•  Sustainability of operations

•  Adoption of the zero harm safety framework, developed jointly with the Department of Mineral Resources and organised labour

•  Continued focus on enhancing safe production, based on an enabling environment and empowered employees

•  Establishment of the Global Safe Production Advisory Panel comprising international expects in the fields of mining and rock engineering

•  Continued focus on mine health and safety systems

•  Continued focus on employee training and awareness

•  Behavioural intervention

•  Appropriately skilled appointments

•  Safety campaigns

•  Safety rewards and recognition (and consequences for poor safety performance)

•  Participation in industry safety bodies

•  Auditing

•  Continued focus on seismic monitoring systems

•  Continued focus on safe operating standards and procedures

•  Safety function

•  Board sub-committee/oversight

					• Percentage decrease in FIFR, SIFR and LTIFR year on year • Multi-stakeholder approach • Portfolio review reducing inherent risk	High	Medium

•  Improved safety statistics compared to prior periods and better than industry norms

•  Low tolerance of any activity that will compromise alignment with industry-leading health, safety, security and environment

INTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	37

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Addressing our South African discount • Pursuing value-accretive growth

4.   Mining Charter and Mineral and Petroleum Resources Development Act amendments

For further information, see: —Perspective from the chair,

—Stakeholder engagement,

—Performance review—Superior value for the workforce,

—Performance review—Social upliftment and community development, and

—Governance—Corporate governance and leadership

•  Uncertainty around new Mining Charter

•  Charter compliance is requirement to operate

•  Lack of clarity around legal status of Mining Charter

•  Uncertainty of Mining Charter negotiations

•  Trust deficit between business and communities

•  Unrealistic expectations created in government engagement with communities

•  Uncertain legal tenure over mineral rights

•  Additional dilution to shareholders

•  Additional cost of compliance

•  Further discounts to share price

•  Loss of investor confidence

•  Increased operating costs

•  Lack of access to capital markets

•  Change to operating strategy

•  Sustainability of SA operations
at risk

•  Loss of mining right/licence to operate

•  Broad stakeholder engagement

•  Direct legal challenges to legislation

•  Ongoing regional compliance monitoring

•  Organised business lobby groups

•  Active involvement in business associations to influence outcomes of regulatory certainty and policy making

•  Geographical diversity

•  Compliance with current Mining Charter

					• Mining Charter conducive to competitiveness and investment • Costs of sustaining social licence • South African discount on share price • Optionality to address negative government policy	High	Medium	• Compliance with key laws, legal requirements and social requirements for SLPs and Mining Charter targets	EXTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	38

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Focus on safe production and operational excellence • Deleveraging our balance sheet

5.   Under-delivery to plan

For further information, see: —Chief Executive Officer’s review,

—Chief Financial Officer’s report, and

—Performance review—Delivering value from operations, projects and technology

•  Under-performance

•  Failure to meet operational targets and stakeholder expectations

•  Cash flow generation from operations

•  Highly leveraged and marginal due to strong Rand and/or low commodity prices

•  Losing competitive edge in South Africa

•  Volatility of commodity pricing

•  High fixed costs

•  Safety performance

•  Organised labour

•  Lack of mining flexibility and technical complexity (such as seismicity)

•  Disengaged employees

•  Dependence on key infrastructure

•  Reputational impact

•  Loss of investor confidence

•  Low morale

•  Job losses

•  Inability to repay debt

•  Domino effect

•  Loss of revenue

•  Asset restructuring

•  Unable to retain key employees

•  Difficulty delivering on community programmes

•  Reduced cash flow

•  Poor stakeholder relations

•  Planning and review systems

•  Competent people

•  Strong regional operational leadership

•  Operating model

•  Board oversight

•  Role clarity

•  Realistic targets

•  Flexibility

•  Regional organisational structure

•  Change management capability

•  Decoupling of gold mines

					• Reduced variance on delivery to plan • Review of SA gold operations completed • Improved grade projection implemented at US PGM operations	High	Medium	• Achievement of targets to business and operational plans • Compliance with key laws, legal requirements and social requirements for SLPs and Mining Charter targets	INTERNAL AND EXTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	39

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Deleveraging our balance sheet	6. Significant PGM, gold and commodity price decrease For further information, see: —Chief Executive Officer’s review, and —Chief Financial Officer’s report

•  Tight margins

•  Highly operationally leveraged

•  Financial leverage

•  High levels of debt

•  Earnings dependent on prices

•  Difficult to plan confidently

•  Lack of flexibility to adapt to or absorb lower prices (long-term planning decisions)

•  Fewer high-grade resources (gold) available

•  Cash flow pressures

•  Investors desire for pure commodity exposure

•  Decrease in revenue

•  Increased leverage

•  Potential layoffs

•  Further social instability

•  Shutting down operations

•  Constrained capital

•  Increase in unit costs

•  Reputational impact

•  Revision of strategy

     Covenant breach

    Increase in cost of capital projects due to stop/start nature

    Equity issuance

•  Hedging

•  Geographical and commodity diversification

•  Inherent agility and moderate flexibility to cut costs and growth capital

•  Restructuring regional cost base

•  Making use of available borrowing facilities

•  Targeting to become a lower cost quartile producer

•  Forecast market dynamics based on strategic market intelligence

					• Corporate financing strategy implemented • Reduced debt profile	High	Medium	• Achievement of targets to business and operational plans	EXTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	40

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Deleveraging our balance sheet • Pursuing value-accretive growth	7. Global economic downturn or strengthened US economy For further information, see: —Chief Executive Officer’s review, and —Chief Financial Officer’s report

•  Significant exposure to PGM markets

•  PGM markets are relatively volatile

•  Platinum is in downturn

•  Significant exposure to South Africa

•  Uncertainty about direction of economy and political uncertainty

•  Economy drives demand

•  Social instability

•  Strong US economy has negative impact on gold

•  Decrease in revenue

•  Decreasing commodity demand and prices

•  Increased leverage

•  Potential layoffs

•  Further social instability

•  Shutting down operations

•  Lack of capital investment

•  Increase in unit costs

•  Reputational impact

•  Revision in strategy

•  Covenant breach

•  Geographical and commodity diversification

•  Hedging

•  Inherent flexibility and agility to respond rapidly

•  Restructuring regional cost base

•  Managing capital structure

•  Ensuring borrowing facilities are available

•  Targeting lower cost quartile producer

					• Improved PGM market intelligence	High	Medium	• Achievement of targets to business and operational plans	EXTERNAL
• Focus on safe production and operational excellence • Deleveraging our balance sheet	8. Financial covenants and net debt For further information, see: —Chief Executive Officer’s review, and —Chief Financial Officer’s report

•  High debt leverage

•  Operational under-performance

•  Safety stoppages

•  Low cash flows

•  Not producing sufficient cash to reduce debt in line with projections

•  Alternative financing options may not materialise

•  Sensitivity to strong Rand and commodity pricing

•  Refinancing on more expensive terms

•  Investor perception

•  Reputational impact

•  Loss of shareholder confidence

•  Increased scrutiny over management of business

•  Loss of liquidity

•  Major restructuring

•  Ensuring delivery on operational plan

•  Hedging

•  Pursuing alternative financing options

•  Sale of non-core assets

•  Facilities and Hedging Committee

•  Review of operational costs and capital

•  Lender and investor management

					• Reduced variance on delivery to plan • Net debt to adjusted EBITDA ratio • Corporate financing strategy implemented	Medium	Medium	• Achievement of targets in business and operational plans	EXTERNAL AND INTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	41

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Focus on safe production and operational excellence	9. Organised labour For further information, see: —Perspective from the chair, —Chief Executive Officer’s review, —Stakeholder engagement, and —Performance review—Superior value for the workforce

•  Unionised workforce across all operations

•  Inter-union rivalry and militancy in South Africa

•  Destructive nature of unions

•  Safety performance

•  Politicisation of union activities

•  Lack of alignment, mistrust between Sibanye-Stillwater and unions

•  Social inequality in South Africa

•  Large labour force (~65,000 people and growing)

•  Loss of production efficiency

•  Impacts on employee engagement, morale, productivity and accountability

•  Employee safety

•  Reputational damage

•  Property damage

•  Loss of lives

•  Job loss

•  Unrealistic wage demands

•  Employee relations structure

•  Collective agreements

•  People Advisory Committee

•  Benchmarking

•  Competitive wages and benefits (US)

•  Direct employee communication

•  Community outreach programmes

•  Diversification

•  Effective security function

					• Successful wage agreement	High	Medium	• Compliance with key laws, legal requirements and social requirements for SLPs and Mining Charter targets	INTERNAL AND EXTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	42

MANAGING OUR RISKS AND OPPORTUNITIES continued

Related strategic objective	Risk identification and ranking	Underlying vulnerabilities	Potential consequences and impact on delivery of strategy	Enhancement action plan	Key performance indicators (KPIs)	Inherent risk rating	Residual risk rating	Risk tolerance	Related strategic objective
• Focus on safe production and operational excellence • Deleveraging our balance sheet

10.  Change in regulatory requirements

For further information, see: —Perspective from the chair, —Chief Executive Officer’s review, —Stakeholder engagement,  and

—Performance review—Minimising the environmental impact

•  Environmental lobby group in Montana, US

•  Carbon emissions regulations

•  Changing regulatory environment (ongoing)

•  Complexity of global regulatory and compliance environment

•  Geographic footprint

•  Increased visibility of Sibanye-Stillwater

•  Well-funded and well-organised anti-mining non-governmental organisations (NGOs)

•  Political uncertainty

•  Lack of technical expertise of regulators (South Africa) resulting in delays and onerous requirements

•  Anti-diesel movement

•  Transport emission standards

•  Increased cost of compliance and cost of doing business

•  Periods of non-compliance

•  Fines and penalties

•  Loss of revenue

•  Reputational impact

•  Contracting market

•  Human capital impacts

•  Imposition of further taxes

•  Ongoing monitoring of regulatory changes (internal and external)

•  Membership of influential organisations, including Minerals Council South Africa, National Mining Association, PGM associations and World Gold Council

•  External legal advisors

•  Strategic market intelligence

•  Measure and track compliance

•  Internal audits

•  External regulators

					• Influencing the regulatory change • Compliance with changed regulations • Quality of relationships with lobby groups	Medium	Medium	• Compliance with key laws, legal requirements and social requirements for SLPs and Mining Charter targets	EXTERNAL

Sibanye-Stillwater Integrated Annual Report 2018	43

MANAGING OUR RISKS AND OPPORTUNITIES continued

Identifying and managing our material opportunities

Our process for reviewing and developing our strategy is the primary mechanism for identification and prioritisation of material opportunities. At operating segment level, the strategies incorporate mainly opportunities for enhancing operating effectiveness and business improvement that can yield improved safe production results and reductions in the unit costs of mining.

At Group level, we maintain strategic intelligence around developments that are of relevance to the commodity markets in which we are active and that may also result in the emergence of attractive commodity segments as extensions of our business. Our acquisition of SFA (Oxford) early in 2019 represents an enhancement of our capacity to maintain a credible strategic intelligence platform.

Operating in a dynamic world

During the year, external developments and internal events in several spheres resulted in our view of risks in particular, and to a lesser extent opportunities, evolving during the course of the year. Key developments and events included the regulatory framework for the mining sector in South Africa, global trends related to transportation and energy, and the tragic safety events and hostile industrial action at our South African gold operations.

business improvement in our operating segments

Our refreshed Group architecture and leadership arrangements have been designed to address strategic priorities providing dedicated focus on the specific requirements of our operating segments and driving key focus areas through dedicated functional executive portfolios. The main operating segment specific opportunities may be summarised as follows:

Sustaining the strong safe production momentum at our SA and US PGM operations while preparing for the expected integration of Lonmin in South Africa and continuing to secure the ramp up from the Blitz expansion in the United States are the primary priorities while the South African gold operations are in need of structuring for sustained profitable operations with enhancement of the safety improvements delivered in H2 2018. We are confident that the refreshed leadership arrangements will address strategic risks to the business and capitalise on opportunities through increased executive leadership focus on critical areas.

Commodity confidence through responsible assurance

Scrutiny of the integrity of minerals supply chains is intensifying globally with the imperative of demonstrating the responsibility of our mining operations becoming an increasingly critical priority for all our stakeholders. In addition to local stakeholders who have direct interest in the impact of our operations and with whom we need to sustain our social licence to operate, investors, lenders and offtakers are progressively insisting on adherence to more exacting standards with respect to the demonstration of responsible mining and our ESG performance in particular.

We recognise the opportunity to build enhanced confidence among the financial and commercial markets, and among social stakeholders, by sustaining and intensifying our focus on and strengthening where necessary our ESG performance. We expect that this will be supported by securing formal assurance under relevant and appropriate codes, and progressively acquiring certification to management systems relevant to the most critical dimensions of our ESG performance.

The evolving political climate in South Africa, with significant improvements in regulatory certainty and commitments to address systemic corruption, has created new opportunities for meaningful social compacting and the establishment of an operating context conducive to more effective operations. The 2018 Fraser Institute survey results provide strong indications of investor sentiment being restored to historical levels. While there is still substantial progress to be made in securing the broad stakeholder alignment that is necessary, opportunities are improving for growth in investment in South African mining commensurate with a reducing discount on returns.

Sibanye-Stillwater Integrated Annual Report 2018	44

MANAGING OUR RISKS AND OPPORTUNITIES continued

Our confidence in the robustness of the global precious metals markets remains intact with prospects for the positive accelerated trend in PGM basket prices continuing as the supply and demand balance tightens. This has already strengthened cashflows beyond the original projections when we entered the PGM markets during a low phase in the commodity price cycles, and we foresee opportunities for this to continue. Pursuit of an accelerated deleveraging trajectory is further enhanced through the opportunities inherent in increasing direct access to the PGM metal markets with the proposed Lonmin acquisition representing the fourth step in our PGM acquisitions and concluding establishment of our mine-to-metal value chain in South Africa. We consider that the chrome and gold markets also have solid fundamentals with prospects for further price consolidation and accretion over the short to medium term.

new age minerals

We also recognise potential for emergence of a spectrum of New Age minerals as the global transportation and energy markets evolve. While it is premature to be definitive about the most credible opportunities, we are strengthening our strategic intelligence in this area from which we expect a firm strategy to emerge.

linkage to group strategic focus areas

The reviewed risks and opportunities have substantially informed the evolution of our strategic focus areas that are described in the strategy section, see —Our strategy.

Sibanye-Stillwater Integrated Annual Report 2018	45

STAKEHOLDER ENGAGEMENT

APPROACH

Alignment with our stakeholders is critical to the success and sustainability of our business. Maintaining honest and positive relationships with our stakeholders is essential if we are to ensure their support and positive contributions towards achieving mutual success. We also believe that, by engaging meaningfully with our stakeholders, we are in a better position to understand their expectations of value and will be able to deliver accordingly for mutual benefit.

We subscribe to the principles of various local and global bodies, such as the International Council on Mining and Metals (ICMM) and the World Gold Council, on sustainable development and corporate governance to guide our approach to engagement, and to ensure that our engagements are transparent and integrate sustainable development and, specifically, our values into our decision-making processes. We also believe that, through partnerships with governments, civil society and development agencies, we will be able to ensure that our contribution is impactful and takes into account the needs of the environments in which we operate.

Stakeholder engagement informs our business objectives and we strive to maintain sustainable stakeholder relationships based on trust, mutual respect and meaningful interactions.

In South Africa, our communities extend beyond our demarcated boundaries to include a wide range of stakeholders, including government and NGOs, and suppliers, among others.

Constructive relations with our communities, in particular, are essential to our success and sustainability, and understanding the needs of our communities and the challenges they face is key in enabling us to deliver on our purpose of ensuring that our mining improves lives.

Stable community relations are becoming a critical element in maintaining a social licence to operate for mining companies globally, with increasing focus on ensuring socio-economic stability that will be sustained long after our mines have depleted their economic reserves.

STAKEHOLDER IDENTIFICATION

Sibanye-Stillwater is committed to proactive, open and constructive stakeholder engagement, which informs participative decision-making. Our stakeholder engagement aims to:

•	Strategically inculcate a culture of effective engagement within the organisation
•	Develop and implement formal and informal systems of communication for the benefit of the Group and stakeholders
•	Ensure regular engagement and response to issues that are material to stakeholders
•

Accurately understand the influence of business activities on stakeholders and the potential impact that stakeholders may have on the business, whether positive or negative, to enhance the engagement process

•	Ensure engagement is conducted in a timely, accurate and relevant manner
•	Continuously monitor, review and improve engagement activities

As a responsible corporate citizen, Sibanye-Stillwater fosters and maintains constructive engagement with all stakeholders in order to deliver on our vision to create superior value for all stakeholders, to maintain our licence to operate, and ultimately for the long-term success and sustainability of the business.

Our stakeholders1

Group	Form, frequency and reasons for engagement	Key expectations

Employees

We employ about 65,000 people with a diverse set of skills, and various educational and cultural backgrounds. Our employees provide services ranging from core mining to processing and support.

In the US, we are the largest industrial employer in Montana with over 1,600 employees and a total annual payroll of over US$170 million.

	Regular (daily, monthly and quarterly): • Written communication • Electronic communication • Meetings • Events In the US, employee communication is ongoing.	• Information sharing • Education • Consultation

Organised labour (unions)

Allied to employee relations is engagement with organised labour, which includes unions representing certain employee categories, principally those involved in core mining and processing.

The US employees are represented by the United Steelworkers union (USW)

	• Written communication • Meetings In the US, labour communication is ongoing.	• Information • Consultation and bargaining • Issues management

Sibanye-Stillwater Integrated Annual Report 2018	46

STAKEHOLDER ENGAGEMENT continued

Group	Form, frequency and reasons for engagement	Key expectations
Investors and providers of capital Our investors and providers of capital are geographically diverse, located predominantly in the US, China (Gold One), the UK and South Africa.	• Results presentations • Market announcements • Conferences • Mine visits • Investor days • One-on-one investor and analyst meetings • Conference calls	• Information sharing • Communicating strategy • Addressing questions and concerns

Suppliers

Suppliers and contractors are categorised into three groups: strategic, tactical and local. Strategic suppliers provide services and products that could have a high impact on our operations, such as reagents and underground support. Tactical suppliers provide the bulk of the day-to-day goods and services required for production. Local suppliers are small, medium and micro enterprises (SMMEs) within communities around our operations.

	• Written communication • Meetings	• Information • Contractual issues • Issues management

Government and regulators

We engage with all levels of government, including the departments of Environmental Affairs, Water and Sanitation, Labour, Health and Education, among others.

The US operations maintain routine communication with local, state and federal legislators, regulators and other governmental stakeholders.

As necessary to inform regulators of operational activities and allow regulators access to all levels of the organisation’s leadership:

•  Meetings

•  Audits

•  Written communication

•  General compliance engagement (reporting)

• To provide statutory reports, to engage on issues of mutual interests and to deal with issues as they arise • Regular tours and other information sessions for stakeholders

Traditional leaders

Some of the SA operations are close to or on communal land. As a result, traditional leaders are significant stakeholders.

The US operations’ Good Neighbor Agreement fosters collaboration between local landowners and the organisation.

	• Written communication • Meetings	• Information • Development planning • Issues management

NGOs, community-based organisations and faith-based organisations

These organisations advocate for communities, mainly around mining companies, on a myriad of issues (environment, social development, health and human rights).

The US collaborates with the community organisations that are party to the Good Neighbor Agreement, as well as other local and governmental entities on environmental issues. The Community Giving Team addresses social and other issues with charitable donations.

	• Written communication • Meetings	• Information • Development planning • Issues management

Sibanye-Stillwater Integrated Annual Report 2018	47

STAKEHOLDER ENGAGEMENT continued

Group	Form, frequency and reasons for engagement	Key expectations

Communities

Communities in the vicinity of Sibanye-Stillwater operations, and others in the Southern African Development Community (SADC) labour-sending areas, are important stakeholders.

In the US, local county governments receive the majority of funds paid in terms of Montana’s Hard Rock Impact Act. The organisation contributes financially to local communities through these impact funds, the Community Giving Team and other regular interactions.

•  Meetings

•  Written communication

•  Quarterly or as required

In the US, regular meetings with the Good Neighbors are held at many levels. The Community Giving Team meets monthly to award community grants, and awards scholarships to community and employee dependants annually.

• Information sharing • Development planning • Issues management

1 Not in any specific order of importance

We also engage with other entities who do not share directly in the value created. We engage with the media, which we rely on as a conduit for our messaging, and to amplify and support engagement with other stakeholders. Similarly, the SA operations engage with the Minerals Council South Africa, and the US operations with the National Mining Association, the Montana Mining Association, the American Exploration and Mining Association, the Montana Chamber of Commerce, and the Treasure State Resources Association, which are all industry groups. The Minerals Council and peer engagement focus on issues pertinent to the industry as a whole, such as wage negotiations for the gold mining sector, the Mining Charter, legacy matters and illegal mining.

As we strive to create a conducive environment that will enable us to realise our business objectives and create value – safety, cost, volume and grade – we aim to align stakeholder interests and aspirations.

PERFORMANCE

SA operations

We introduced our Stakeholder Perception Index in 2018 – a tool aimed at measuring stakeholder perceptions in line with King IV and our shared value approach – which we tested among community leaders and local government in communities around our gold operations in the West Rand and the Free State (see —Performance review—Social upliftment and community development).

We used convergent interviewing (unstructured interviews without specific questions and structured face-to-face surveys as well as focus groups) as reliable information gathering techniques. The interviews revealed the following:

•	Organisation – Many interest groups do not have a formal representative or governing structure and therefore lack cohesion
•	Communication – Stakeholders expect regular and consistent communication
•	Transparency – Different interest groups need to know that they are receiving the same messages
•	Education – Stakeholders need to know how mines operate
•	Co-planning – Stakeholders want to be involved in development project identification and planning
•	Decision-making process – Decisions have to be reviewed regularly and stakeholders need to be engaged in making decisions about projects
•	Consultation – Stakeholders want to be consulted before changes are made that might affect them
•	Focus area – Stakeholders expect Sibanye-Stillwater to be consistent in communicating focus areas (such as procurement, employment and social development)
•	Conflict resolution – Conflicts between stakeholders and Sibanye-Stillwater need to be resolved timeously and amicably

The result of the index will be used as a baseline for the organisation to review its stakeholder engagement processes and thus ensure that they serve the interests of the organisation and the stakeholders. We intend to conduct biennial studies to test the status and the strength of our relationship against this baseline.

Given the importance of the participation of local stakeholders in our supply chain activities, we have also strengthened our engagements with business forums and individual small, medium and micro enterprises (SMMEs) with a view to facilitating their participation in local economic development programmes. We also engaged with over 400 local businesses in 2018 to address challenges in local procurement and enterprise development, which was the main cause of strained community relationships throughout the year.

Through our engagements with communities, business forums and individual SMMEs, municipalities and traditional leaders, our own officials and unions, and the Department of Mineral Resources, among others, the primary challenges concerning stakeholders were identified, including:

•	Local procurement
•	Community development
•	Recruitment
•	Community safety

Sibanye-Stillwater Integrated Annual Report 2018	48

STAKEHOLDER ENGAGEMENT continued

•	Education and skills development

We also conducted internal workshops on stakeholder relations, which covered the cost of conflict, and the need to establish sound internal and external stakeholder relationships. Participants considered our commitments (social and labour plans, transformation and others), challenges and solutions. This workshop revealed the need for executive leadership in external stakeholder engagement.

In a trust-building process in the Rustenburg region, we met with a variety of stakeholders, including internal functional heads, the municipality, ward councillors and traditional leaders, to engage on and explain our approach and methodology, which differs from those of the companies that previously managed our operations.

An action plan on the outcomes of these interventions is expected to be rolled out in 2019.

US operations

In early 2018, two environmental groups made public their efforts to place an anti-mining ballot initiative in the November general election. The proposed ballot language stated that a mine proponent must provide “clear and convincing evidence” that a mine would not require “perpetual water treatment” following closure in order for the state to grant an operating permit. Industry believed that, if this initiative were enacted, it would cause significant delay in permitting new mines and may make it effectively impossible to secure a permit to begin operating a new hard-rock mine in Montana. By June, the environmental groups responsible for the initiative had collected the required number of citizen signatures and Montana’s Secretary of State had certified the initiative as Citizen Initiative 186 (I-186) to appear on the general election ballot. A mining coalition made up of Sibanye-Stillwater and four other hard-rock mining entities with a presence in Montana launched an opposition campaign, “Stop I-186 to Protect Miners and Jobs”. Pre-campaign polling in June indicated that the initial “no” vote was predicted at less than 30% while the initial “yes” vote was predicted at greater than 50% with a number of voters undecided. The US operations took a leadership role in the campaign: engaged the workforce and community leaders to oppose the initiative, encouraged them to participate actively on social media and with signs, letters to the editor, and other public engagement, and communicated routinely with elected officials and others in influential positions in an effort to convince the electorate to “Vote No on 186”. The organisation also facilitated the filming of two of the five opposition campaign commercials near Stillwater operations. In addition to the organisation’s direct efforts, we worked closely with the United Steelworkers union, which publicly opposed the initiative with a powerful letter to the editor and a mailing to all of its Montana members. To complement the United Steelworkers’ position, the Montana chapter of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) also vehemently opposed the initiative. We believe this alignment with labour was key to convincing the electorate that the initiative would negatively impact Montana. The efforts were markedly successful, and Montana voted down the initiative in the general election. In spite of the unfavourable initial polling, the “no” votes prevailed with 56% of voters voting “no” and only 44% voting “yes”.

FUTURE FOCUS

SA operations

Into 2019, our SA operations plan to focus on optimising community relations and communication with stakeholders. The challenges relating to service delivery, unemployment and historic issues related to mining continue to pose undue pressure on our mines, and increase the demands for Sibanye-Stillwater’s involvement in social issues beyond social and labour plan commitments. Our objectives are therefore to manage our reputation and address issues accordingly while delivering strategic socio-economic development programmes in line with stakeholder expectations.

Our key focus areas will be:

•	Impact – ensuring that our initiatives have broader and positive impact
•	Sustainability – ensuring that our projects are sustainable (owned and driven by communities)
•	People – focusing on people and ensuring that we continue to uphold our CARES values

US operations

Although the ultimate vote was a success, the campaign surrounding I-186 was a reminder of the complex history of hard-rock mining in Montana, and the general need to tell our positive mining story that is built on the collaboration of the Good Neighbor Agreement principles. In 2019, the US operations are committed to sharing publicly collaboration successes and encouraging others in mining and other industries to consider this collaborative approach. The US operations are also committed to supporting similar collaborative efforts through the Community Giving programme.

Sibanye-Stillwater Integrated Annual Report 2018	49

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY

APPROACH

Operational excellence and innovative growth create sustainability as our strategy drives us to create superior value for all stakeholders at our mining operations and projects in the United States, South Africa, Zimbabwe, Canada and Argentina.

We remain globally competitive yet proudly South African by focusing on commodity and geographical diversification that delivers clear strategic and financial benefits.

IN LINE WITH SUSTAINABLE DEVELOPMENT GOALS

We continue to make progress in aligning our operations and projects with the United Nations (UN) Sustainable Development Goals (SDGs), focusing particularly on Goal 12.

OPERATIONAL PERFORMANCE

Our US and SA PGM operations maintained steady operating performances with revenues benefiting from higher palladium and rhodium prices in 2018, which have continued to strengthen into 2019. The benefits of our well-timed diversification into the PGM sector, as well as our geographical diversification, are clearly evident in the PGM financial results of the segments. The solid operating and financial performance of our PGM operations compensated for challenges experienced by our SA gold operations.

US PGM operations

Our dominant source of earnings is now our US PGM operations, which accounted for approximately 50% of Group adjusted EBITDA in 2018 with the adjusted EBITDA margin for the US PGM operations increasing from 43% in 2017 to 46% in 2018, primarily due to the higher dollar palladium price and strong operational performance. Adjusted EBITDA from the US PGM operations (including the lower margin recycling operations) increased from 23% in 2017 to 26% for 2018.

Mined 2E PGM production for the year of 592,608 2Eoz was towards the upper end of market guidance, reflecting the ongoing build-up of production at Blitz and record production from the East Boulder mine. AISC of US$677/2Eoz was in line with annual guidance.

The 9% year-on-year increase in the average 2E PGM basket price for the year of US$1,007/2Eoz, coupled with the strong operating performance, boosted adjusted EBITDA for 2018 to US$314 million (R4,152 million).

Despite the ongoing rebuild and expansion of the second electric furnace (EF2), the Columbus Metallurgical Complex performed well, processing 619,683oz of mined 2E PGM and 686,592oz of recycled 3E PGM. The recycling division averaged 22.0 tonnes of feed material per day in 2018 in comparison with an average feed rate of 23.9 tonnes per day in 2017.

Capital expenditure of US$214 million was marginally lower than market guidance of US$220 million. This capital expenditure is evenly split between sustaining and growth/project capital associated with the ongoing development and production ramp-up from Blitz, which is on schedule with three stope blocks successfully commissioned and in production.

Mined 2E production	2018	2017[1]
Stillwater	364,167	228,268[2]
East Boulder	228,441	148,088
Total mined	592,608	373,356
Recycling 3E3 at Columbus Metallurgical Complex
PGM fed	686,592	517,148
PGM sold	540,546	377,793
PGM tolled returned	144,172	108,728

1 May to December 2017

2 Includes 7,000 2Eoz produced by Blitz project in 2017 and 40,232 2Eoz in 2018

3 Recycling production includes rhodium

SA PGM operations

The contribution from the SA PGM operations has increased substantially due to the improved rand PGM basket price and solid, sustained operational performance. In 2018, the SA PGM operations contributed 34% of Group adjusted EBITDA, up from 18% in 2017, with the adjusted EBITDA margin increasing year-on-year from 12% to 19%.

Full-year 4E PGM production was 1,175,672oz for the year ended 31 December 2018, exceeding the upper guidance limit.

Kroondal attributable built on the record performance of the previous year increasing the record by 5.8% from the previous year’s production to 255,172oz attributable.

Rustenburg was 3.9% lower than the previous year at 778,346oz mainly as result of lower surface production, underground production is in line with the previous year’s performance.

Attributable 4E PGM production from Mimosa was up 0.34% from the previous year to 124,576oz another consistent performance despite the turbulent political and economic environment in Zimbabwe.

Platinum Mile’s production was down 9.6% from the previous year to 17,578oz, mainly as a result of the improved recoveries from the Rustenburg operations resulting lower feed grade to Platinum Mile, subsequently Platinum Mile embarked on a plant improvement strategy (see —Projects).

The average 4E PGM basket price for the year ended 31 December 2018 of R13,838/4Eoz (US$1,045/4Eoz) was 10% higher year-on-year.

Sibanye-Stillwater Integrated Annual Report 2018	50

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

Adjusted EBITDA for the full year of R2,882 million (US$218 million) was 81% higher than it was in 2017 with the adjusted EBITDA margin increasing from 12% in 2017 to 19% in 2018.

SA gold operations

Including 1,870kg (60,122oz) from DRDGOLD, total gold production declined by 16% year-on-year to 36,600kg (1,176,600oz), primarily due to the impact of the safety incidents in the first half of the year and other operational disruptions (power cuts at Beatrix, and seismic damage to infrastructure at the Driefontein 1 and Kloof 3 shafts), the AMCU strike in the second half of the year, and the cessation of underground mining at the Cooke operations in late 2017, which accounted for 956kg (30,736oz) or 32% of the reduction.

Gold production (excluding DRDGOLD and the Cooke underground operations) also declined by 16% to 34,676kg (1,114,800oz).

Underground production from the Driefontein operations decreased by 33% year-on-year to 8,952kg (287,800oz) due to repairs to the footwall infrastructure of the Masakhane shaft, following the seismic damage in May 2018 and the impact of the AMCU strike. The footwall infrastructure has been rehabilitated successfully but anticipated production build-up in the area was delayed by the strike.

Gold production from surface sources decreased by 64% to 621kg (20,000oz) due to the depletion of surface reserves and the disposal of the 2 and 3 plants to DRDGOLD. The possible restructuring of specific shafts at Driefontein, and recovery in volumes once the strike has ended, are expected to return the operation to profitability in 2019.

Underground production from the Kloof operations decreased by 13% to 12,933kg (415,800oz) in comparison with 2017. Production volumes decreased by 16%, most notably at 3, 4 and 7 shafts, which were affected by the trauma of safety incidents and the AMCU strike. Surface production increased by 39% to 2,231kg (71,700oz) due to the additional milling capacity as a result of lower underground production, and the decision to process Kloof surface material at the Driefontein and Ezulwini metallurgical processing facilities.

At the Beatrix operations, underground gold production decreased slightly by 6% to 8,291kg (266,600oz), primarily due to the strike that affected production in the fourth quarter. Gold production from surface sources increased by 7% to 246kg (7,900oz) due to a 23% improvement in mined grades to 0.4g/t.

Underground production from the Cooke operations decreased by 97% to 81kg (2,600oz), following cessation of underground operations in November 2017 and final clean-up in December 2017. No underground gold was produced from the Cooke operations other than that from the clean-up of mud dams. Surface gold production increased by 64% to 1,265kg (40,700oz) due to a 26% increase in processed volumes to 4.0Mt due to the inclusion of Dump 38 and the acquisition of third-party material, which resulted in an additional 531kg (17,000oz) of gold for the period under review.

The impact of the 16% decline in production year-on-year is evident in the 15% increase in AISC for 2018 to R557,530/kg (US$1,309/oz) although cost of sales before amortisation and depreciation (including DRDGOLD and the Cooke underground operations) remained flat year-on-year. The significant fixed overhead cost component (over 80% of operating costs) for the SA gold operations makes costs very sensitive to production volume changes and, as a result, unit costs such as AISC invariably increase with reductions in production volumes.

The average received rand gold price for 2018 of R535,929/kg (US$1,259/oz), which was flat year-on-year, combined with the significant decline in production, resulted in adjusted EBITDA from our SA gold operations declining to R1,362 million (US$103 million) from R5,309 million (US$399 million) in 2017.

Sibanye-Stillwater Integrated Annual Report 2018	51

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

SA and US PGM operations (2018)

		Total PGM operations	SA PGM operations					US PGM operations
			Total	Kroondal	Mimosa	Platinum Mile	Rustenburg	Stillwater
Production (attributable)[1]
Ore milled	000t	27,180	25,841	3,865	1,402	7,712	12,862	1,339
Underground	000t	13,720	12,381	3,865	1,402	0	7,114	1,339
Surface	000t	13,460	13,460	0	0	7,712	5,748	0
Plant head grade	g/t	2.65	2.01	2.48	3.56	0.63	2.52	15.01
Underground	g/t	4.40	3.25	2.48	3.56	0	3.60	15.01
Surface	g/t	0.87	0.87	0	0	0.63	1.19	0
Plant recoveries	%	76.34	70.40	82.65	77.59	11.19	74.59	91.29
Underground	%	86.24	83.60	82.65	77.59	0	85.13	91.29
Surface	%	25.23	25.23	0	0	11.19	35.22	0
Yield	g/t	2.02	1.42	2.05	2.76	0.07	1.88	13.77
Underground	g/t	3.79	2.71	2.05	2.76	0	3.06	13.77
Surface	g/t	0.22	0.22	0	0	0.07	0.42	0
PGM production (4E/2E)	000oz	1,768	1,176	255	125	18	778	593
Underground	000oz	1,673	1,080	255	125	0	701	593
Surface	000oz	95	95	0	0	18	78	0
PGM sales (4E/2E)	000oz	1,770	1,176	255	125	18	778	594
Price and costs[2]
Average PGM basket price received[3]	R/oz	13,657	13,838	14,203	13,525	13,618	13,723	13,337
	US$/oz	1,031	1,045	1,072	1,021	1,028	1,036	1,007
Adjusted EBITDA margin[4]	%	23	19	22	33	22	18	46
All-in sustaining cost[5,7]	R/oz	9,904	10,417	9,849	9,069	8,676	10,642	8,994
	US$/oz	748	787	744	685	655	804	677
All-in cost[5,7]	R/oz	10,897	10,472	9,849	9,069	11,924	10,643	11,651
	US$/oz	823	791	744	685	900	804	880
Capital expenditure[7]
Ore reserve development	Rm	1,477	478	0	0	0	478	999
Sustaining capital	Rm	725	464	141	171	10	314	260
Growth projects[6]	Rm	1,632	58	0	0	57	1	1,574
Total	Rm	3,833	1,000	141	171	67	792	2,833
	US$m	290	76	11	13	5	60	214

Average exchange rate in 2018 was R13.24/US$

Figures may not tally as they are rounded independently

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into South African rand. In addition to the US PGM operations’ underground production, recycled material is treated, which is excluded from the statistics

1 Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 91.7% owned and 100% incorporated

2 The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales

3 The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment

4 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

5 All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost respectively, in a period, by the total 4E/2E PGM production in the same period.

6 The US PGM operations’ growth project expenditure in 2018 was R71 million (US$5 million) – the majority of which related to the Altar and Marathon projects

7 Excludes Mimosa due to it being equity accounted

Sibanye-Stillwater Integrated Annual Report 2018	52

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

SA and US PGM operations (2017)

		Total PGM operations	SA PGM operations					US PGM operations
			Total	Kroondal	Mimosa	Platinum Mile	Rustenburg	Stillwater
Production (attributable)[1]
Ore milled	000t	27,051	26,196	3,778	1,385	8,050	12,983	855
Underground	000t	13,116	12,261	3,778	1,385	0	7,098	855
Surface	000t	13,935	13,935	0	0	8,050	5,885	0
Plant head grade	g/t	2.50	2.09	2.42	3.58	0.65	2.72	15.01
Underground	g/t	4.06	3.30	2.42	3.58	0	3.70	15.01
Surface	g/t	1.02	1.02	0	0	0.65	1.52	0
Plant recoveries	%	72.37	68.06	81.91	77.87	11.62	71.41	90.95
Underground	%	85.22	83.42	81.91	77.87	0	84.99	90.95
Surface	%	24.25	24.25	0	0	11.62	31.58
Yield	g/t	1.81	1.42	1.99	2.79	0.08	1.94	13.69
Underground	g/t	3.46	2.75	1.99	2.79	0	3.15	13.69
Surface	g/t	0.25	0.25	0	0	0.08	0.48
PGM production (4E/2E)	000oz	1,571	1,194	241	124	19	810	376
Underground	000oz	1,460	1,084	241	124	0	719	376
Surface	000oz	110	110	0	0	19	91
PGM sales (4E/2E)	000oz	1,550	1,194	241	124	19	810	355
Price and costs[2]
Average PGM basket price received[3]	R/oz	12,477	12,534	12,564	12,572	12,679	12,505	12,330
	US$/oz	938	942	944	945	953	940	927
Adjusted EBITDA margin[4]	%	17	12	15	31	27	11	43
All-in sustaining cost[5,7]	R/oz	9,959	10,399	10,176	9,781	6,696	10,554	8,707
	US$/oz	748	782	765	735	503	793	651
All-in cost[5,7]	R/oz	10,582	10,401	10,176	9,781	6,815	10,554	11,097
	US$/oz	795	782	765	735	512	793	821
Capital expenditure[7]
Ore reserve development	Rm	1,004	465	0	0	0	465	539
Sustaining capital	Rm	572	568	191	223	11	366	227
Growth projects[6]	Rm	891	2	0	0	2	0	888
Total	Rm	2,466	1,035	191	223	13	831	1,654
	US$m	202	78	14	17	1	62	124

Average exchange rate in 2017 was R13.31/US$

Figures may not tally as they are rounded independently

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into South African rand. In addition to the US PGM operations’ underground production, recycled material is treated, which is excluded from the statistics shown

1 Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 91.7% owned and 100% incorporated

2 The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales

3 The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment

4 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

5 All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost respectively, in a period, by the total 4E/2E PGM production in the same period.

6 The US PGM operations’ corporate project expenditure in 2017 was R40 million (US$3 million) – the majority of which related to the Altar and Marathon projects

7 Excludes Mimosa due to it being equity accounted

Sibanye-Stillwater Integrated Annual Report 2018	53

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

SA gold operations (2018)

	Unit	Total	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD
Production
Ore milled	000t	27,199	3,143	7,108	2,952	4,092	9,904
Underground	000t	5,811	1,634	1,821	2,282	74	0
Surface	000t	21,388	1,509	5,287	670	4018	9,904
Yield	g/t	1.35	3.05	2.13	2.89	0.33	0.19
Underground	g/t	5.21	5.48	7.11	3.63	1.08	0
Surface	g/t	0.30	0.41	0.44	0.37	0.33	0.19
Gold production	kg	36,600	9,573	15,253	8,536	1,394	1,844
	000oz	1,177	308	490	275	45	59
Underground	kg	30,263	8,952	12,940	8,291	80	0
	000oz	973	288	416	267	3	0
Surface	kg	6,337	621	2,313	245	1,314	1,844
	000oz	204	20	72	8	42	59
Gold sales	kg	36,489	9,573	15,164	8,536	1,346	1,870
	000oz	1,173	308	488	275	43	60
Price and costs
Gold price received	R/kg	535,929	533,918	536,250	539,046	550,223	560,160
	US$/oz	1,259	1,254	1,259	1,266	1,292	1,316
Adjusted EBITDA margin[1]	%	7	(13)	21	14	(50)	3
All-in sustaining cost[2]	R/kg	557,530	707,375	489,587	521,884	476,003	569,893
	US$/oz	1,309	1,661	1,150	1,226	1,118	1,338
All-in cost[2]	R/kg	583,409	707,417	498,938	522,083	476,003	732,086
	US$/oz	1,370	1,661	1,172	1,226	1,118	1,719
Capital expenditure
Ore reserve development	Rm	2,054	817	840	397	0	0
Sustaining capital	Rm	546	228	221	83	0	15
Growth projects[3]	Rm	648	1	142	2	0	303
Total	Rm	3,248	1,046	1,202	481	0	318
	US$m	245	79	91	36	0	24

Average exchange rate in 2018 was R13.24/US$ Figures may not tally as they are rounded independently

1 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

2 All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period.

3 Growth project expenditure in 2018 was R201 million (US$15 million) – the majority of which was related to the Burnstone project

Sibanye-Stillwater Integrated Annual Report 2018	54

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

SA gold operations (2017)

	Unit	Total	Driefontein	Kloof	Beatrix	Cooke
Production
Ore milled	000t	19,030	6,042	5,844	3,515	3,722
Underground	000t	7,575	2,137	2,177	2,737	524
Surface	000t	11,455	3,905	3,667	778	3,198
Yield	g/t	2.29	2.48	2.86	2.59	0.83
Underground	g/t	5.19	6.21	6.81	3.24	4.46
Surface	g/t	0.38	0.45	0.45	0.30	0.24
Gold production	kg	43,634	15,004	16,432	9,091	3,107
	000oz	1,403	482	528	292	100
Underground	kg	39,285	13,262	14,826	8,859	2,338
	000oz	1,263	426	477	285	75
Surface	kg	4,349	1,742	1,606	232	769
	000oz	140	56	52	8	25
Gold sales	kg	43,763	15,088	16,466	9,091	3,118
	000oz	1,407	485	529	292	100
Price and costs
Gold price received	R/kg	536,378	535,319	537,167	536,333	537,684
	US$/oz	1,254	1,251	1,256	1,254	1,257
Adjusted EBITDA margin[1]	%	23	23	34	19	(31)
All-in sustaining cost[2]	R/kg	482,693	487,951	430,572	502,761	673,445
	US$/oz	1,128	1,141	1,007	1,175	1,574
All-in cost[2]	R/kg	501,620	490,893	439,506	503,036	677,197
	US$/oz	1,173	1,148	1,027	1,176	1,583
Capital expenditure
Ore reserve development	Rm	2,288	876	876	482	54
Sustaining capital	Rm	531	235	210	63	9
Growth projects[3]	Rm	591	44	147	1	12
Total	Rm	3,410	1,156	1,234	546	74
	US$m	256	87	93	41	6

Average exchange rate in 2017 was R13.31/US$

Figures may not tally as they are rounded independently

1 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

2  All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period.

3 Growth project expenditure in 2017 was R402 million (US$30 million) – the majority of which was related to the Burnstone project

Sibanye-Stillwater Integrated Annual Report 2018	55

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

FUTURE FOCUS

The Group is poised to benefit from the sharp increase in precious metals prices in the first three months of 2019, particularly palladium and rhodium, and most recently a recovery in the platinum price, which are well supported by robust fundamentals.

Mined 2E PGM production from the US PGM operations is forecast at between 645,000oz and 675,000oz due to continued production build-up from Blitz. AISC is forecast to be between US$690/2Eoz and US$730/2Eoz, an increase range of 2% to 8% versus 2018’s reported AISC of US$677/2Eoz. This anticipated increase is largely attributed to maintenance equipment capital spend at Stillwater and increased royalties and taxes as a result of higher prevailing US$ PGM prices. Unit cash operating cost, which is calculated before these specific items, is expected to decline year-on-year as lower cost production from Blitz supplements stable production from Stillwater West and East Boulder. Total capital spend for the year is guided at between US$235 million and US$245 million. Approximately half of this anticipated spend is growth capital, including expenditure on the Fill the Mill (FTM) project.

From the SA PGM operations, 4E PGM production in 2019 is forecast at 1.0Moz – 1.1Moz with AISC between R12,500/4Eoz and R13,200/4Eoz (US$922/4Eoz and US$974/4Eoz), reflecting the transition to the toll processing arrangement. Capital expenditure is forecast at R1,400 million (US$103 million), including approximately R230 million (US$17 million) of project capital, excluding Mimosa. The dollar costs are based on an average exchange rate of R13.55/US$.

DRDGOLD has been fully consolidated into Group operating and financial results from 1 August 2018 but, at this stage, we can report that guidance for our SA gold operations will be available only once the protracted AMCU strike has been terminated and the restructuring process has been completed.

fill the mill growth project

The Fill the Mill (FTM) project, a low capital-investment, high-return, growth project at the US PGM operations is expected to deliver approximately 40,000oz of annual 2E PGM production, over an expected 10-year period from late 2020, through incremental expansion of mining and certain support facilities at East Boulder and the Columbus Metallurgical Complex.

Incremental project capital is approximately US$19 million (excluding additional operating costs) over two years until first production.

PROJECTS

See Further Information—Information on the company for details on each project.

Expenditure on organic growth projects in 2018 was R2,279 million (US$172 million) in comparison with R1,482 million (US$111 million) in 2017.

Our projects are reviewed, evaluated and ranked every year in line with our strategic planning in order to determine execution priority and thus ensure highest capital efficiency for the entire portfolio.

US PGM projects

BLITZ

The Blitz section, a significant expansion project currently under development, started ore production in 2017 and produced 40,232 oz in 2018 as part of the Stillwater mine. The current section is accessed by a 580m-deep shaft and five portals.

The Blitz project will expand the Stillwater mine 6,000m to the east of the existing mining operations. All primary development in the Blitz area will be 5m high by 5m wide, which will significantly reduce underground support personnel per tonne mined. The average Blitz reserve grade is 24g/t with localised stoping (ore) areas in excess of 30g/t.

The Blitz project is expected to add an additional 300,000 2E PGM ounces to the existing Stillwater and East Boulder production by 2021/2022. Planned production expansion in the Blitz project area requires accelerated manpower hiring, expansion of concentrator capacity and shorten permitting time lines for tailings expansion.

MARATHON

During 2018, at the Marathon PGM-copper project, approximately 10km north of Marathon, Ontario, adjacent to the Trans-Canada Highway 17 on the north-east shore of Lake Superior, geological prospecting mapping and trench sampling continued at the Boyer zone where surface mineralisation was extended by 800m. In addition, a passive seismic survey was completed over the Marathon property (1,024 geophones) as a project funded by the Horizon 2020 European Union research and innovation programme. The data is currently being processed with a view to locating high-velocity zones that correlate with massive sulphide high-grade feeders at Marathon. The gravity survey line (6,000m) was also surveyed in 2018 across a seismic high-velocity zone to verify higher density. Baseline environmental stream sampling and a community relations programme continued at the same time.

SA PGM operations

CHROME OPTIMISATION

A chrome spiral recovery plant currently exists at the Waterval UG2 concentrator to treat flotation tails. In order to improve chrome recovery, fine fraction chrome recovery technology trade-off studies were conducted in 2018. The trade-off studies concluded that a reflux classifier was the preferred technology solution. The chrome optimisation project introduces two modular reflux classifiers to increase the recovery of chrome in the -75 micron tailings fraction. The project envisages the recovery of an additional 10,000tpm of chrome concentrate equivalent to 20% of current production.

Sibanye-Stillwater Integrated Annual Report 2018	56

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

A contracting company, Linhleko Projects, will recover the chromite concentrate in terms of an outcome-based business model and the SA PGM operations will initially account for the contract as a finance lease that will be reflected as a right of use asset and finance lease liability (considered to be debt) of approximately R230 million. Sibanye-Stillwater will not directly fund the project but will pay for the plant in terms of an outcome-based business model that is related to actual chrome production. The project is expected to be commissioned in Q4 2019.

PLATINUM MILE RECOVERY FLOTATION EXPANSION PROJECT

The aim of the Platinum Mile recovery flotation expansion project is to increase throughput by 520m3 and retention time from eight minutes to 24 minutes thereby significantly improving 4PGE recovery.

The increased rougher retention time resulted in an overall plant recovery of about 2%.

Earthworks for the rougher cell expansion to the Platinum Mile recovery flotation expansion project commenced on 23 January 2018 and the project was commissioned during Q4 2018 for a capital cost of R60 million.

SA gold projects

BURNSTONE

The Burnstone project is a shallow to intermediate depth gold mining project near Balfour in Mpumalanga, 80km north-west of Johannesburg. The Burnstone development project was purchased by Sibanye-Stillwater in 2014. The project feasibility study that was prepared was independently reviewed in 2015 and finance was approved in 2016 with development starting in 2016. As from commencement of development in 2016 to May 2018, 12,368 metres of development had been completed which includes seven reef raises that are production ready.

The capital approved for the Burnstone project during 2018 was R442.0 million. On completion of a detailed engineering design, the project capital provision approved for 2018 was reduced to R417.6 million in order to deliver new infrastructure on a just in time basis with an expected expenditure of R198.0 million by end December 2018. Development was stopped in May 2018, due to a capital preservation exercise. The operational requirements subsequently focused on the establishment of underground engineering infrastructure in preparation for mining production in 2021.

The Burnstone project focus for 2019 is to continue establishing underground engineering infrastructure in preparation for expected mining production commencing in 2021. The Burnstone 2019 operational plan project capital provision of R125 million has been allocated to complete the required engineering infrastructure to support mining production from 2021.

SOUTHERN ORANGE FREE STATE

Sibanye-Stillwater acquired the Southern Orange Free State (SOFS) project (which includes the Bloemhoek and De Bron Merriespruit projects) near Virginia in the Free State in 2014 through the acquisition of Witwatersrand Consolidated Gold Resources (Wits Gold).

The De Bron Merriespruit project was at feasibility stage and an application for a new mining right over the SOFS project area was submitted to the Department of Mineral Resources in terms of Section 22 of the Mineral and Petroleum Resources Development Act. The SOFS mining right was granted in February 2014 and executed on 14 June 2017. The right expires on 13 June 2040.

A feasibility study on Bloemhoek, which began in 2016, is expected to be finalised in 2019. If the project is approved, the development is expected to enter the Bloemhoek project area from Beatrix 3 shaft in 2021. The Bloemhoek and De Bron Merriespruit projects envisage using existing Beatrix support infrastructure in order to limit the amount of capital funding required to reach production phase.

FAR WEST GOLD RECOVERIES

In August 2018, the sale of selected surface assets to DRDGOLD was concluded. Select West Rand Tailings Retreatment Project (WRTRP) assets were traded for 38.05% of all DRDGOLD shares. DRDGOLD’s gold reserves increased by approximately 83% from 3.28Moz to 6.00Moz following the transaction.

Renamed Far West Gold Recoveries, 30km west of Johannesburg, this project, which is now in operation, includes historic tailings storage facilities over an area of 412.3ha with a combined Mineral Reserve estimate of 246Mt at an average grade of 0.344g/t gold for a total gold content of 2.72Moz.

DRDGOLD commissioned a “reduced” Phase 1 of the Far West Gold Recoveries project, with the pumping of reclaimed tailings from the Driefontein 5 tailings facility into the upgraded Driefontein 2 carbon-in-leach (CIL) circuit. The project is on track to process the designed 500 000tpm in Q1 2019.

DRDGOLD intends developing the assets into a large-scale 1.2Mtpm, 20-year operation that will reclaim gold in a phased approach.

KLOOF OPTIMISATION PROJECT

The extension project at Kloof’s 4 shaft, to access the area between 45 and 47 levels, progressed to a point just below 46 level in 2018. Development will continue to 47 level.

In addition, the Kloof 8 shaft expansion project, designed to increase current production levels at 8 shaft, was approved in 2018 and will be fully operational by 2020.

The Kloof integration project, designed to optimise operating shafts and close redundant infrastructure, also began in 2018. This project will significantly decrease operating costs.

Sibanye-Stillwater Integrated Annual Report 2018	57

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

Other projects

ALTAR

On 5 November 2018, Sibanye-Stillwater concluded a transaction with Regulus Resources and a newly formed subsidiary of Regulus, Aldebaran Resources creating a strategic partnership to unlock value at the Altar copper-gold project in the province of San Juan, Argentina, 180km west of the city of San Juan.

During 2018, Regulus Resources spun out its Argentine assets, including the Rio Grande project, into a newly formed company, Aldebaran Resources, which has entered into a joint venture and option agreement with Stillwater Canada (an indirect subsidiary of Sibanye-Stillwater) to acquire up to an 80% interest in Peregrine Metals, a wholly owned subsidiary of Sibanye-Stillwater, which owns the Altar copper-gold project.

A drill programme to test the deep extensions down to 1,500m depth of the Quebrada de la Mina (QDM)-radio-porphyry, Altar East and Altar Central was conducted in 2018. The core drilling programme of 4,923m was completed with three new holes and one drillhole extension with maximum depths of 1,540m from surface. In addition, work continued on extension of the QDM ground magnetic survey, the talus fine geochemical survey and surface prospecting.

In terms of the agreement, Sibanye-Stillwater will retain a direct interest in the Altar project of either 40% or 20% (should Aldebaran Resources exercise its additional earn-in option), as well as indirect exposure to all Aldebaran assets (including the Rio Grande project) through its 19.9% shareholding in Aldebaran Resources.

The Rio Grande project (owned and managed by Aldebaran Resources) is an iron oxide copper-gold type, copper-gold exploration stage project in north-western Argentina, approximately 1,400km north-west of Buenos Aires. Lindero, a Fortuna Silver property, 10km from Rio Grande with a similar type of mineral deposit, began development in 2018 and initial production is expected in 2019.

TECHNOLOGY AND INNOVATION

STRATEGY DEVELOPMENTS IN 2018

The Technology and Innovation department has transformed in terms of its research and development focus, corporate and regional alignment strategies and management of internal and external initiatives, ensuring that the resourcing of initiatives remains aligned with the growth and transformation of the organisation.

Technology and Innovation is now contained within the Group Technical function with the intention of implementing a comprehensive and cohesive global technology and innovation strategy that will be implemented by appropriate structures in each geography. The focus will be on value creation through three key tiers, namely:

•

The strategic long-term tier will operate from a global perspective and manage the consolidation of long-term internal initiatives and strategies that have global relevance, such as the digital transformation theme. The strategic tier will also be responsible for external research and development initiatives and partnerships with research institutions.

•

The medium-term tactical tier will operate from a regional or commodity-specific perspective and be responsible for technology and innovation initiatives within the relevant geography or commodity. The tactical tier will manage programmes that form part of the strategic tier’s portfolio of initiatives, establish centres of excellence for themes that have global relevance or adopt technologies that have been proven in alternate regional or commodity specific centres of excellence. The tactical tier will also be responsible for implementing technology and innovation culture and change frameworks that are developed by the strategic tier, ensuring a common global technology and innovation identity.

•	The short-term executional tier will maintain focus on implementing quick-win initiatives as well as continuous improvement programmes that are supplemented by technology.

Sibanye-Stillwater supports projects and programmes that contribute to the sustainability of the organisation through measurable improvement of the following:

•	Safety
•	Environmental performance
•	Organisational and operational efficiencies, yielding maximum return on capital employed
•	Operational transparency, creating greater insight and enabling more proactive management
•	Education, training and skills
•	Our ability to support secondary industries with sectoral transfer of skills, equipment and technology

Sibanye-Stillwater continues to drive technology and innovation as a strategic imperative.

Key technology and innovation partnerships and initiatives

MANDELA MINING PRECINCT

The Mandela Mining Precinct, an outcome of the government-supported Mining Phakisa process, and previously referred to as the Mining Precincts’ Innovation Hub, was formally opened on the 14 September 2018 by our CEO Neal Froneman in his capacity as Vice President of the Minerals Council South Africa. The opening was attended by the Minister of Science and Technology as well as the Minister of Mineral Resources. The Mandela Mining Precinct’s research agenda progressed well in 2018 and is expected to deliver tangible value in various forms in 2019.

Sibanye-Stillwater Integrated Annual Report 2018	58

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY continued

The Mandela Mining Precinct creates a space for researchers from various institutions and organisations to collaborate and work together, enabling greater access to researchers and mining staff. The function of the precinct is to co-ordinate research activities towards the revitalisation of South Africa’s mining operations through the development of next-generation mining systems.

SIBANYE-STILLWATER DIGITAL MINING LABORATORY

The Sibanye-Stillwater and the University of the Witwatersrand (Wits) Mining Institute’s (WMI) Digital Mining Laboratory (DigiMine), the result of a long-term commitment by Sibanye-Stillwater to relevant research institutions in South Africa, was officially launched in in 2018. The WMI and DigiMine have demonstrated their ability to add value from a fundamental and applied research perspective and Sibanye-Stillwater has elected to provide an additional R10 million annually for the next three years. The funding is in line with a provision of the stream finance arrangement. The funding will be directed to five core focus areas:

•	Fast-tracking of WMI-initiated technologies and prototypes through DigiMine, in partnership with the Wits Siemens Solutions Laboratory
•	Fast-tracking of mine seismicity research
•	Enhancing the sustainability of the WMI and DigiMine
•	Enhancing the delivery structure for the research and development agenda
•	The creation of the Sibanye-Stillwater Health and Safety DNA project

Sibanye-Stillwater’s total investment in tertiary institutions is now R20 million per annum, inclusive of the aforementioned, the original R5 million commitment to DigiMine and a R5 million investment in the University of Johannesburg’s mining engineering faculty, which is being used to establish complimentary infrastructure that supports Sibanye-Stillwater’s long-term research and development strategy.

DIGITAL TRANSFORMATION

Thematically, digital transformation is the only strategic technology pillar that is applicable to all aspects of the organisation. As such, a dedicated functional and governing committee, comprised of relevant representation from Group Technical, and the SA and US operations, has been established. The digital transformation steering committee forms the fundamental base of the digital transformation initiative and is suitably resourced with an agile, multi-disciplinary team that will be focusing on value realisation across the entire mining value chain.

During the establishment of the initiative, it became apparent that there is significant value in leveraging external expertise in order to fast track ideation and prioritisation of key strategic aspects of the process and initiatives. Consequently, Sibanye-Stillwater has established an advisory panel of globally renowned disruptors from various industries and institutions. The value of the advisory committee has been immediate and they have contributed substantially to the current state of the initiative by accelerating our understanding of the theme.

The vision of Sibanye-Stillwater’s digital transformation initiative is to enhance value creation through digitalisation to create a prescriptive data-driven organisation, effective in the safe, sustainable and responsible extraction and beneficiation of our resources.

With the above in place, Sibanye-Stillwater has developed a digital transformation strategy that is aligned with that of the organisation. In addition, most of the SA operations’ teams have begun the execution of the strategy and technological road map development with the Stillwater operations planned for early 2019. The key deliverable for 2019 will be a long-term programme that aims to create an integrated, transparent insightful, concise, prescriptive, effective and safe operating organisation. In addition, several immediate high-value initiatives have been identified and initiated with the expectation of relative value realisation in the first half of 2019.

ADVANCED TRANSPORT AND MACHINERY PROGRAMME

Significant advancement was made towards understanding the application of newly developed battery technology in mobile assets, namely locomotives and trackless mobile machinery. Two separate prototypes for battery and diesel locomotives have progressed well and are showing promising results. While there have been several technical difficulties, solutions to the difficulties are in the process of being completed. Both prototypes are expected to enter production trials in the first half of 2019 with the intention of finalising a commercial variant for implementation by the end of 2019.

Furthermore, significant opportunity has been identified in applying analytics and deep learning algorithms to information that resides in manual reports and numerous digital systems, installed on fixed and mobile machinery, to improve overall equipment and processing effectiveness. In 2017, Sibanye-Stillwater ran a data consolidation and advanced analytics project that sought to understand the value of this in the process efficiency environment. The outcome of the initiative was in line with general research on the subject and the model suggested that there was the potential for as much as 1%-2% recovery improvement at the processing plant in question (research notes 1.5%-2.5%).

As such, the initiative has been progressed to operational proof of concept, in addition to two separate initiatives for overall equipment efficiency on trackless mobile machinery and locomotives, with results expected in the first half of 2019.

STOPE MECHANISATION AND CURRENT MINING IMPROVEMENT PROGRAMME

Sibanye-Stillwater’s ongoing organisational diversification requires that continuous re-ranking of technology and innovation initiatives is performed to ensure that each initiative is still relevant in terms of impact, cost and complexity, reserve applicability and interdependence. During a revision of all technology and innovation initiatives in the Group, the decision was made to temporarily suspend stope mechanisation and current mining improvement projects in lieu of the progress made with the digital transformation programme.

Sibanye-Stillwater will continue to maintain a robust pipeline of prospective projects for implementation as and when resources become available to do so.

Sibanye-Stillwater Integrated Annual Report 2018	59

SUPERIOR VALUE FOR THE WORKFORCE

APPROACH

Our mining activities improve lives when we are able to create superior value for our employees by safely delivering on and exceeding individual and team performance objectives in alignment with our key business drivers: safety, cost, volume and quality.

Significant growth and geographical diversification in the past three years has challenged our human resource (HR) function to constantly expand its knowledge base in order to realise these objectives.

While our overall HR strategy allows for regional autonomy, performance standards are regularly reviewed and revised at Group level. Our HR policies and development programmes are designed to meet the needs of all employees within diverse socio-economic environments.

At our US and SA operations, we strive to engage meaningfully with all employee and organised labour representatives in terms of our visible felt leadership principle and our social compact.

In South Africa, our five-year HR strategy, People@Sibanye-Stillwater, incorporates our employee value proposition and provides a road map to 2021. It supports Sibanye-Stillwater’s strategic objectives, and is aimed at establishing Sibanye-Stillwater as a transformed, values-based organisation.

Sibanye-Stillwater is a significant employer in the regions in which it operates – our US PGM operations are the largest private, industrial employer in the state of Montana.

LIVING OUR VALUES

•

Engagement forums regulate interaction with organised labour by dealing with issues as they arise without delay, separating issues at national, regional and branch level, managing each issue appropriately, and taking ownership of employee-related matters

•	Employees need to trust that our leaders live the values and that they fulfil their promises
•	Our employee value proposition provides for a conducive work environment and career opportunities for employees (our aim is for 80% internal recruitment).
•	“Modern mining promise”: We aim to be a transformed organisation that goes beyond compliance
•	Stakeholder engagement: HR has a role to play within communities where current and future employees reside
•

Stakeholder mapping: We identify and categorise all our stakeholders to ensure that we understand their different needs, levels of influence and interests, and thus determine the levels of engagement required in each category.

•	Leadership development: Our leaders strive to engage meaningfully with employees
•	Social contributions to the communities in which our employees live: We focus on making valuable socio-economic contributions
•	Management and the unions are encouraged to clarify roles

Sibanye-Stillwater Integrated Annual Report 2018	60

SUPERIOR VALUE FOR THE WORKFORCE continued

EMPLOYEE VALUE PROPOSITION

•

Being an employer of choice among graduates in core disciplines: Providing a conducive, safe, inclusive working environment, in which employees are valued, with opportunities for a rewarding career as well as learning and skills development. See —Training and development

•

Building mutually beneficial, constructive relationships, based on trust and respect: Ensuring we act in line with our CARES values, deliver on our promises, and engage transparently and honestly with employees and all other stakeholders. Furthermore, establishing Sibanye-Stillwater as a values-based, modern mining company has been identified as key in addressing our safety performance. See —Performance review—Ensuring safe production and —Performance review—Occupational health and well-being

•

Developing leadership capacity: Enhancing senior management skills required for meaningful engagement so that leaders are able to motivate employees to reach their full potential. See —Organisational and leadership development and —Talent management

•

Contributing to socio-economic development: Sharing value created by paying salaries and wages spent within communities, by contributing to and investing in local economic development initiatives in communities in which our employees live, and by encouraging employee volunteerism. This ties in with Sibanye-Stillwater’s duty as a responsible corporate citizen and helps address poverty, inequality and unemployment around the SA operations. See —Governance—Corporate governance and leadership—Report of the Social and Ethics Committee

IN LINE WITH THE SUSTAINABLE DEVELOPMENT GOALS

The intended outcomes of our HR strategy are aligned, either directly or indirectly, with the United Nations (UN) Sustainable Development Goals (SDGs): Goals 1, 4, 5, 8 and 10.

PERFORMANCE

TARGETS

SA operations

•

To exceed transformation targets: The targets for 2018 were 40% historically disadvantaged South Africans (HDSAs) in management level positions and 10% women in mining, specifically core mining positions. These targets have been changed as a result of the amendments to the Mining Charter and will take effect from 2019.

US operations

•	Opportunities to improve diversity are sought with every new recruitment.

SA operations: Transformation

	2018 (%)	2017 (%)	Mining Charter targets[1]
Historically disadvantaged South Africans in:
Management	48	49	40
Core and critical skills	71	70	60
Women in management	19	19	10
Women in mining	13	12	10
Women in core positions	9	8	10
[1] These targets will be replaced by the new targets that have been set in the amended Mining Charter and will become effective from 2019.

WORKPLACE MANAGEMENT

In South Africa, we began the year with business transformation initiatives aimed at clarifying roles and responsibilities within a fit-for-purpose HR management system, ensuring that our governance structures and rules were aligned across the organisation, maintaining or improving our service levels so that we could reduce costs while increasing productivity.

We reviewed our HR practices and policies (overtime, acting and relieving, call-out and standby) and invested in an information management system (contractor management, automation and digitalisation of employee services, such as leave and sick days, and harmonisation of remuneration and benefits) that would enable sustainable business continuity. This system also facilitates the identification of HR-related business risks.

At the SA operations, we embarked on targeted recruitment for critical positions and implemented a cadet scheme to address the shortage of skilled employees in our stoping and development crews. To this end, and to play our part in addressing the critical youth unemployment issue in South Africa, we recruited 64 trainees, aged 18 to 25, through the local community forum at Beatrix so that they could gain on-the-job experience – 29 have been employed to work at the mine while the rest have been included in our database of suitable candidates.

At the same time, we began using an automated recruitment system, which has reduced the time and cost involved in conventional evaluation of applications by 60%. The system will be integrated with other electronic employee services for efficient data processing and to include communities in online learning platforms.

Sibanye-Stillwater Integrated Annual Report 2018	61

SUPERIOR VALUE FOR THE WORKFORCE continued

At the US operations, the human capital planning and recruitment strategy for the Blitz Project is a continuous initiative from one year to the next. Initially, focus was on the tunnel-boring machine. Manpower requirements and related prospective budgets for 2020 and 2021, in terms of anticipated scheduled production, are in place.

ORGANISATIONAL AND LEADERSHIP DEVELOPMENT

As leadership development is an integral part of the architecture of any organisation, we seek to create an executive talent pool that is aware of business needs, given the environment in which we operate.

In 2018, in order to ensure that we had competent leaders, living the Group’s values and ready to move to the next level, we instituted talent management, psychometric assessments, leadership development and a dedicated on-boarding initiative.

TALENT MANAGEMENT

The success of talent management depends on the integration of all HR functions. When attracting employees to fill vacant positions, we ensure that our internal talent pool is reviewed and that all possible successors are interviewed so that we achieve 80% self-sufficiency with a blend of external hires.

In South Africa, in 2018, we addressed our internal talent and succession pipeline by institutionalising our career growth model with quarterly talent reviews and career days, which exposed more than 2,000 employees to the different disciplines within Sibanye-Stillwater to enable a seamless transition from one level to the next.

The career growth model has four critical pillars: performance, leadership ability, qualification/technical competence/business knowledge, and potential/culture fit. This model embeds the philosophy that career development is a series of interventions aimed at developing a career through skills training, lateral critical experiences, moving to higher job responsibilities and cross-functional positions within the same organisation.

The 70-20-10 learning and development model (below) is also applied as a valuable general guideline to maximise the effectiveness of learning and development programmes through activities and inputs.

The performance management process is linked to individual development, talent management and leadership development. It plays a major role in identifying employees for the talent pool. An average performance score, over a period of three years, is considered for the selection process. If this information is not available, performance over a period of at least six months is considered.

Within our mentoring and coaching framework, individual career development plans have been aligned with succession planning.

SA operations: Talent pool1

	2018	2017	2016[2]
Talent pool size (A-D Band)	1,787	1,282	691
Successors promoted	131	105	108

1 Employees identified as potential leaders for development

2 D Band employees only

Sibanye-Stillwater Integrated Annual Report 2018	62

SUPERIOR VALUE FOR THE WORKFORCE continued

PSYCHOMETRIC ASSESSMENTS

Psychometric assessments are used in recruiting, identifying talent and promoting effective HR development and personal growth.

Psychometric assessment activities are designed to:

•  Align the Group’s assessment practices with relevant legislation

•  Ensure that the Sibanye-Stillwater approach to psychometric assessment is applied consistently in other work-related streams, such as performance optimisation, talent management and recruitment at senior level

•  Optimise human capital, employed on the basis of their competence, matched against job-related requirements and developed to meet job requirements

•  Establish and maintain progressive assessment practices aligned with local best practice

•  Regulate the psychometric assessment process for Sibanye-Stillwater

•  Ensure fair and equitable decisions regarding employee selection, promotion, development and organisational transformation

•  Provide opportunities for employees to gain personal insight and self-development through effective and efficient assessment practices

THE VALUE OF ASSESSMENTS: CANDIDATES BUSINESS NEEDS

Employee assessments

The new assessment framework was successfully implemented across the SA operations in 2018. Most E band level and higher employees were assessed by an independent service provider. Individual feedback is expected from the beginning of 2019. 87% of D band and below successors were assessed internally.

A total of 5,609 assessments were completed during 2018, including 200 graduates and bursars, as well as 63 learnership candidates, while 1,572 operators were assessed.

The objective for 2019 is to have assessment results for all D level employees to determine emerging themes, which will be aligned with training interventions.

Executive assessments

In 2019, the Executive Committee and top 40 leaders will undergo 360˚ assessments.

As leadership is a competitive advantage and enabler for delivery on business goals and social imperatives, we aim to promote and improve leadership capability and have developed a leadership competency framework based on the Sibanye-Stillwater CARES values.

Feedback from these assessments will assist leadership in improving relationships, accountability and performance.

LEADERSHIP DEVELOPMENT

In South Africa, Sibanye-Stillwater aims to strengthen leadership capability by implementing tailor-made development programmes that are aligned with business needs. We are aware of the need for agile, value-based leadership to execute our strategy.

In order to deliver world-class leadership development programmes, Sibanye-Stillwater partnered with an independent service provider in 2018 and delivered the first executive development programme for 40 future leaders, which included coaching of the Executive Committee. The programme included strategy execution, crisis and change management, mergers and acquisitions, and community immersion, among others.

The women leadership development programme launched in August 2017 focused on improving gender diversity in 2018 by addressing personal and career growth, financial management, and employment of women in mining globally, in South Africa and at community level.

Sibanye-Stillwater Integrated Annual Report 2018	63

SUPERIOR VALUE FOR THE WORKFORCE continued

ON-BOARDING

During phase 1 of the on-boarding process in 2018, we conducted a survey among all newly appointed and promoted middle and senior managers to determine the level of employee engagement. We could thus determine the balance between job resources and job demands, burnout and organisational commitment. A task team then designed and implemented an on-boarding policy and process.

Phase 2 will begin in 2019 with the launch of the programme, a welcome video and workshop for HR managers. An on-boarding tracking tool will be used as part of the engagement process to provide system guidelines for employees, HR and managers about activities that prepare employees for their new roles. On-boarding surveys will continue as part of the process.

At the US operations, all newly hired and re-hired employees attend orientation, which includes an introduction to the Group, a review of our CARES values, discussion on policies and procedures, and a presentation on the health and welfare benefits package, as well as a well-rounded introduction to the organisation as a whole.

Recruitment

Our new electronic recruitment model focuses initially on internal candidates via the intranet before any vacant posts are advertised externally. Filters, in the form of five key questions, are also used to streamline the process. Much paper work has been eliminated by taking this process online. As part of the digitalisation process, the HR function is making much greater use of technology and is working closely with the IT function to develop systems to manage its various services. Accordingly, the approach to training is being reviewed with greater use of virtual learning, e-learning and blended learning (a combination of e-learning and conventional training, See —Training and development).

The digitalisation process is aligned with the overall business transformation programme, aimed at enhancing efficiencies and reducing costs. A revised overtime policy has resulted in a R1 million reduction in the amount paid out for overtime work. Contracted services have been streamlined in line with the rationalisation of employee benefit services, resulting in a saving of R2 million.

EFFECTIVE PERFORMANCE

Sibanye-Stillwater invested significantly in developing a performance-driven culture within the SA operations in 2018. We benchmarked our policies, practices, processes and systems to understand the requirements and found:

•	System and process: Our systems and processes were at least on par with other high-performing companies. In many instances, our system enhancements exceeded others.
•

Engagement: We recognised the need for one-on-one engagement sessions between managers and their team members to enable effective performance. The sessions focus on recognition and celebration, role clarity and real-time feedback.

•	Visible matrices: We track performance effectively so that senior managers are able to focus on the needs of service departments and thus ensure the same levels of visibility.

In 2018 we focused on the following key elements:

•

Implementation of system enhancements to integrate performance and development behaviours, including the introduction of management dashboards to track performance discussions, and automation of performance improvement and enhancement plans

•	Transparency in the performance review process to build trust in the processes
•	Refocusing the performance review to a performance conversation to start the culture transformation journey
•	Implementation of the HR development programme to enable the HR community at the SA operations to better support effective performance in the operations and services departments

TIME AND ATTENDANCE

A review of time and attendance measured compliance with legislated basic conditions of employment as well as health and safety regulations, including certified fitness to work, so that employees would not suffer the consequences of exceeding the maximum 40 hours a week at the SA operations.

At the US operations, all employees work a specific schedule, depending on the operational facility or support department to which they are assigned. Scheduled work shifts comply with the requirements of the US Department of Labor and the Fair Labor Standards Act governing the maximum number of working hours and overtime.

We have focused on continuous improvement in our HR system road map for the next three years. Our structured process reviews system capabilities, and the quality of outputs and efficiencies, to support the business in remaining compliant and in touch with the fast-changing technological landscape.

Our road map focuses on improving system controls and capability, particularly with regard to safety and people, in the following areas:

•  Regulatory-related system blocking and control

  Statutory leave management (system framework and capability improvements completed in 2018/roll-out planned for 2019)

  Certificate of fitness management (maintained system capability improvements in 2018/new business planned for 2019)

  Annual training management (system framework and capability improvements completed in 2018/roll-out planned for 2019)

Sibanye-Stillwater Integrated Annual Report 2018	64

SUPERIOR VALUE FOR THE WORKFORCE continued

  Certification and qualification management (system framework and capability improvements drafted in 2018/completion of system framework capability and roll-out planned for 2019)

  Short shift management (system framework and capability improvements completed in 2018/roll-out planned for 2019)

  Overtime management (system framework and capability improvements completed in 2018/roll-out planned for 2019)

  Work permit management (system framework and capability improvements and roll-out planned for 2019)

•  HR core controls

  Absentee management (reviewed and improved efficient absentee management and long-term sick management processes and controls in 2018)

  Disciplinary management (reviewed system framework and capability/improvements planned for 2019 within workflow system environment)

  Talent management (reviewed system framework and capability/improvements planned for 2019 within workflow system environment)

  Training booking management (reviewed system framework and capability/improvements planned for 2019 within workflow system environment)

  Manning board (developed organisational structure system within HR operating systems showing structure/key HR risk indicators planned for completion and roll-out in 2019)

  HR planning (review system technology used for business HR planning in 2019)

  eJob architecture (developed job architecture framework in 2018/system integration and review of standards in 2019)

As part of the journey towards improvement in these areas, we have strategically reviewed the manner in which we manage the people elements within our system environment.

Our key system drivers have included:

•  Integration of diverse conditions as part of the portfolio and growth of our business to strategically review controls that could cater for various conditions and variations in HR

•  Versatility and efficiency by improving the use of systems and technology for quicker inputs and outputs through the workflow system environment for effective and streamlined approvals

•  Interaction and technology to advance our system environment for best practice and greater use of robotics and automation

•  Communication and information to improve real-time data and statistical information

Sibanye-Stillwater Integrated Annual Report 2018	65

SUPERIOR VALUE FOR THE WORKFORCE continued

Workforce by operation at 31 December
	2018			2017			2016
	Permanent employees	Contractors[1]	Total	Permanent employees	Contractors[1]	Total	Permanent employees	Contractors[1]	Total
SA operations
Beatrix	7,329	929	8,258	7,084	925	8,009	7,884	1,671	9,555
Driefontein	10,576	1,072	11,648	10,969	1,495	12,464	10,941	1,648	12,589
Kloof	9,776	1,160	10,936	9,581	1,487	11,068	9,858	1,319	11,177
Burnstone	114	66	180	237	298	535	241	336	577
Cooke	486	260	746	717	542	1,259	3,788	1,624	5,412
Gold (excluding services)	28,281	3,487	31,768	28,588	4,747	33,335	32,712	6,598	39,310
Kroondal (100%)	5,673	2,617	8,290	5,715	2,849	8,564	6,021	4,378	10,399
Rustenburg	13,023	2,354	15,377	13,194	2,049	15,243	14,891	3,114	18,005
SA PGM[2] (excluding services)	18,696	4,971	23,667	18,909	4,898	23,807	20,912	7,492	28,404
Regional Services[3]	2,251	1,239	3,490	2,262	1,349	3,611	3,054	1,018	4,072
SA other[4]	1,720	806	2,526	1,867	1,827	3,694	2,731	190	2,921
SA operations – Total	50,948	10,503	61,451	51,626	12,821	64,447	58,644	15,887	74,531
US operations
Stillwater	962	280	1,242	863	333	1,196
East Boulder	411	45	456	409	54	463
Columbus Metallurgical Complex	186	54	240	179	64	243
Regional services[5]	67	5	72	54	6	60
Other[6]	2	0	2	8	0	8
US operations – Total	1,628	384	2,012	1,513	457	1,970
Corporate office[7]	55	0	55	55	-	55
Group – Total	52,631	10,887	63,518	53,194	13,278	66,472	58,644	15,887	74,531

1 Contractors excludes “free” contractors who receive a fee for service irrespective of the number of contractor employees on site (not compensated on a fee-per-head basis but a fee for the service or work performed)

2 PGM operations under management: In 2016, Kroondal is included from April to December 2016 and Rustenburg operation from November to December 2016. In 2017, these operations are included for the full year.

3 Regional services include executive management of the SA operations and employees providing a service to the SA operations and to the gold operations not reflected in other. The number for the Rustenburg employees above includes 1,029 employees who provide regional services to the SA PGM operations.

4  Other includes Protection Services, Shared Services, Sibanye-Stillwater Academy, Health Services and Property (gold and SA PGM operations)

5 Regional services in the US includes executive management located in Columbus and Montana offices

6 Other represents two employees at Marathon, Canada (no contractors at 31 December 2018). Altar employees are included with Aldebaran from 2018 (non-managed).

7 Corporate office includes executive management since September 2017

Workforce composition (2018)

Sibanye-Stillwater Integrated Annual Report 2018	66

SUPERIOR VALUE FOR THE WORKFORCE continued

Workforce by age

	2018				2017				2016
	Permanent employees	Contractors	Total	%	Permanent employees	Contractors	Total	%	Permanent employees	Contractors	Total	%
SA operations
<30 years	3,402	2,950	6,352	10	4,034	3,694	7,728	12	5,913	4,560	10,473	14
30-50 years	37,230	6,492	43,722	71	37,275	7,738	45,013	70	41,636	9,536	51,172	69
>50 years	10,316	1,061	11,377	19	10,317	1,389	11,706	18	11,095	1,791	12,886	17
US operations[1]
<30 years	194		194	12	157			10
30-50 years	904		904	55	848			56
>50 years	530		530	33	508			34
[1] Ages of contractors at US operations not available

ABSENTEEISM

1 The increase is a result of the AMCU wage-related industrial action

For more about absenteeism, see —Performance review—Ensuring safe production, and —Performance review—Occupational health and well-being.

US operations’ employees are allotted a specific number of vacation and sick/personal days per year. When these discretionary days off of work have US operations’ employees are allotted a specific number of vacation and sick/personal days per year. When these discretionary days off of work have been exhausted, should the employee miss work, employment is terminated.

EMPLOYEE TURNOVER

The annual turnover for management level employees in the SA operations in 2018 was 14%, including 9% HDSAs and 4% women in management. The total turnover in the SA operations was 5% (6% at the gold operations and 3% at the PGM operations).

Annualised attrition in the US operations in 2018 was 8.7%. The attrition rate among miners was 4.8%.

No incidents of discrimination were reported during 2018.

GENDER DIVERSITY

We aim to establish a working environment, and instil a culture, that supports and proactively attracts women at all levels, and which accelerates gender equity through employee development and improved communication, promoting awareness and understanding of gender diversity and equity, and removing gender-related barriers to make the working environment more conducive for women. Every effort has been made to ensure that our HR policies are gender-neutral.

Women representation in our workforce improved to 13% in 2018 with 9% of core mining roles held by women. A particular focus of succession planning is to increase female representation in middle management and in senior/executive management.

Sexual harassment is not tolerated at all as it violates our values and disrupts the workplace. As awareness and understanding of sexual harassment play a pivotal role in preventing sexual harassment in the workplace, regular awareness campaigns are conducted. Sexual harassment is also addressed in employee “return from leave” refresher induction training. Our sexual harassment policy governs procedures to be followed in dealing with sexual harassment. A sexual misconduct unit of Protection Services handles all reported sexual harassment cases, with information from anonymous tip-offs or HR managers, and counselling is provided to affected employees. In 2018, two cases of sexual harassment were reported at our SA PGM operations and one at our SA gold operations.

Women employed (%)

2018				2017				2016
Group	SA operations		US operations	Group	SA operations		US operations	SA operations
Total	Gold	PGM	Total	Total	Gold	PGM	PGM	Total	Gold	PGM
13	12	15	9	13	10	14	8	11	7.2	13.6

Sibanye-Stillwater Integrated Annual Report 2018	67

SUPERIOR VALUE FOR THE WORKFORCE continued

Women in core mining positions (2018)

Group	SA operations		US operations
Total	Gold	PGM	PGM
4,656 (9%)	2,543 (9%)	2,058 (12%)	53 (3.3%)

Gender diversity of permanent employees (2018)

	Male	%	Female	%
SA operations	44,197	87	6,751	13
US operations[1,2]	1,487	92	139	9
Corporate office	29	53	26	47
Group	45,713	87	6,916	13

1 Includes services and other

2 Excludes two employees working outside of the US PGM operations at the Marathon (Canada) project

TRAINING AND DEVELOPMENT

In 2018, our SA operations invested R559 million (2017: R532 million) in HR development, representing 10.1 million hours of training, equivalent to 69 training hours per employee (2017: 79.6). The total number of employees and community members attending one or more of our training programmes increased from 104,647 in 2017 to 146,978 in 2018. The main reason for the increase was significantly higher demand for core skills training to equip employees with skills needed to facilitate operational changes and workforce redeployment.

In our US operations, US$2.6 million (2017: US$1.3 million) or R34.4 million (2017: R17.3 million) was spent on training. A total of 115 salaried employees participated in leadership development training while nine participated in a continuing education programme (with 75% of the costs for tuition and books reimbursed by the organisation).

All newly hired and rehired employees attend new hire orientation prior to beginning work. The orientation includes an introduction to the organisation, review of our CARES values, discussion of policies and procedures, and a presentation on the health and welfare benefits package, as well as presentations by other departments.

Human resources development (2018)

	Expenditure (R)	Number of learners	Total training hours (number of learners x average training days per learner)
Internships	56,154,890	161	324,576
Bursaries	12,750,659	92	185,472
Adult education and training
Employees	66,891,011	566	203,760
Community	15,496,045	202	90,900
Learnerships
Engineering	42,510,421	240	483,840
Mining	85,329,045	465	921,312
Learner official (A-stream)	7,377,869	29	58,464
Portable skills training
Employees	3,705,700	71	3,408
Community	7,027,011	143	13,728
Leadership development	5,489,991	89	3,560
Core skills training	197,088,516	119,394	7,641,216
Cadet training	4,801,855	144	9,216
Coaches/Mentorship training	1,089,850	435	3,480
Employee indebtedness (Care for iMali)	2,427,052	12,324	98,588
Community maths and science	0	0	0
Support and research	14,201,451	0	0
Other	36,882,556	12,631	101,048
Total	559,223,922	146,978	10,142,568

Sibanye-Stillwater Integrated Annual Report 2018	68

SUPERIOR VALUE FOR THE WORKFORCE continued

SA operations: Human resource development (R million)

	2018		2017
	SLP financial provision	Actual training expenditure	SLP financial provision	Actual training expenditure
Beatrix	113	77	74	73
Burnstone	5	1	2	–
Cooke	13	1	20	23
Driefontein	138	135	144	132
Kloof	113	143	104	111
Kroondal	45	69	_	59
Rustenburg	96	133	131	134
Total	523	559	473	532

ADULT EDUCATION AND TRAINING

Sibanye-Stillwater offers adult education and training for employees and other beneficiaries who are functionally illiterate. The programme, with the same curriculum throughout the SA operations, provides people with the basic foundation for life-long learning and equips them with basic competencies, including the ability to read, write, communicate effectively, and solve problems in their homes, communities and workplaces.

In 2018, 54% (2017: 43%) of employees in the SA operations had qualifications equivalent to adult education and training level 3 and higher. The literacy level at the gold operations in 2018 was 71% (2017: 62%) and 37% (2017: 24%) at the SA PGM operations.

In 2018, seven employees who had attended adult education and training moved into a mining learnership programme  (2017: 11).

SA operations: Adult education and training

Year	Number of employees trained	Number of community members trained	Total
2013	1,220	434	1,654
2014	1,325	984	2,309
2015	1,276	1,325	2,601
2016	1,392	675	2,067
2017	719	238	957
2018	566	202	768
Total	6,498	3,858	10,356

SPORTS PROMOTION

As part of our holistic wellness strategy, our housing department also promotes sports among employees. Sibanye-Stillwater supports around 13 sporting codes, including body building, soccer, netball, cultural dance, social games and athletics, among others.

In 2018, one of our employees, Bongani Zwane, completed the gruelling Comrades Marathon in second place.

MODERN APPROACH TO LEARNING AND DEVELOPMENT

Key to achieving zero harm (see —Performance review—Ensuring safe production, and —Performance review—Occupational health and well-being) and safe, sustainable production are competent and skilled employees, supporting the business case for training as an imperative.

During the last quarter of 2018, a training sub-committee was established to develop an enhanced training strategy and framework, and to monitor its implementation. It focuses primarily on the implementation of leading practice in learning delivery and management technology to improve training competency and outcomes across the entire organisation. It will also develop partnerships and collaboration with industry to achieve effective skills and knowledge transfer as a long-term intervention.

A specialist technology-based learning service provider, assigned the position of “knowledge manager”, will manage this process in 2019. Among the learnings options being considered are:

•	Integrated learner management systems compatible with existing HR financial management systems
•	Automated learner recruitment and training administration systems
•	Web-based learning solutions
•	Cloud- and server-based technological platforms
•	Cell-phone learning applications (M-Learning Tube)
•	Free WiFi learning areas
•	Intranet learning work areas
•	Mobile electronic devices and tablet applications
•	Virtual-reality learning and assessment tools
•	Situational and incident simulations

Sibanye-Stillwater Integrated Annual Report 2018	69

SUPERIOR VALUE FOR THE WORKFORCE continued

•	Interactive learning and knowledge gamification
•	Access to online skills programmes and qualifications

The approach will be a basic but robust generic learner management system during 2019 with learning solutions aimed at enhancing the induction and review training of employees as a first phase, followed by modernised learning solutions for the critical front-line safe production leadership designations.

LABOUR RELATIONS

In 2018, around 95% (2017: 93%) of our total permanent workforce in the SA operations was represented by four recognised unions: AMCU, NUM, Solidarity and UASA.

During the year, changes were made to the disciplinary code to accommodate the safety cardinal rules. Training and awareness sessions were held for the implementation of Protection of Personal Information Act (POPI), and all documents and processes are being reviewed to ensure compliance.

In the US operations, 1,237 (2017: 1,163) employees are members of the United Steel Workers International Union (USW). At the Stillwater mine and Columbus Metallurgical Complex, 917 (2017: 845) employees had union representation and 320 (2017: 318) at the East Boulder mine.

SA OPERATIONS: LABOUR RELATIONS AND WAGE NEGOTIATIONS

On 14 November 2018, Sibanye-Stillwater signed a three-year wage agreement with three unions (NUM, Solidarity and UASA) at its SA gold operations for the period 1 July 2018 to 30 June 2021.

The agreement allows for increases in the basic wages of Category 4-8 surface and underground employees of R700 a month in the first and second years, and R825 a month in the third year.

Miners, artisans and officials will receive increases of 5.5% in year one and 5.5% or a Consumer Price Index (CPI) increase, whichever is the greater, in years two and three of the agreement.

In addition to the basic wage, the parties agreed to a monthly increase of R50 in the current living-out allowance to a maximum of R2,150 per month from 1 September 2018. We will increase the living-out allowance by R75 to a maximum of R2,225 per month on 1 September 2019 and by R100 to a maximum of R2,325 per month in the year that follows.

We also agreed to increase, incrementally, the current minimum medical incapacity benefit of R55,000 to R60,000 over the three-year period by increasing the benefit by R1,500 on 1 July 2018, R1,500 on 1 July 2019 and R2,000 on 1 July 2020.

In addition, the following additional non-wage issues were agreed:

•	An increase in the guaranteed minimum severance payment to R50,000 over the three-year period
•	Female employees will be entitled to four months paid maternity leave with an option to spread the leave over a period of six months

See —Performance review—Occupational health and well-being for details on our agreement to introduce a cost-effective uniform approach to healthcare across all our SA gold operations

Strike

On 19 November 2018, AMCU gave notice that its members would embark on protected strike action at our SA gold operations from the evening shift on 21 November 2018. Despite ongoing attempts by Sibanye-Stillwater to reach a fair and reasonable outcome during the negotiations, AMCU national leadership intervened and persisted with its original, unaffordable demands. Acts of violence and intimidation, including the murder of an employee and serious injury to several others, have been recorded. By the end of the reporting period, the strike had not ceased.

Reported acts of intimidation and violence were investigated and implicated employees were disciplined accordingly in line with our policy. Violent actions were in direct contravention of the interdict granted by the Labour Court to Sibanye-Stillwater on 22 November 2018.

In order to respect the rights of all workers, and prevent further violence, management engaged with union leadership on a possible Peace Pact. However, not all parties signed it.

SA PGM operations

Currently, the wage agreement in place at Kroondal comes to an end in June 2020 whereas the wage agreement at the Rustenburg operation ends in June 2019.

US operations

Wage contracts at the Columbus Metallurgical Complex and the Stillwater mine are due to be renewed on 31 May 2019. The next wage negotiations at East Boulder will be in December 2021.

Union representation at SA operations (2018)

	Gold	PGM	Services and other	Total
Membership	28,535	17,397	2,645	48,587
Representation (%)	98	93	88	95

Sibanye-Stillwater Integrated Annual Report 2018	70

SUPERIOR VALUE FOR THE WORKFORCE continued

Union representation at US operations in 20181 (%)

	Stillwater (including Blitz)	Columbus Metallurgical Complex	East Boulder	Administrative support staff
USW	84.2	76.3	77.9	0
Non-unionised	15.8	23.7	22.1	100

1 Marathon (Canada) does not have unionised employees

SA operations: Membership by union

	2018				2017				2016
	Total	Gold	PGM	Services and other	Total	Gold	PGM	Services and other	Total	Gold	PGM	Services and other
Membership
AMCU	25,830	13,469	11,955	406	26,687	13,651	12,335	701	29,988	15,343	13,720	925
NUM	18,192	13,236	3,158	1,798	17,133	11,992	2,859	2,282	18,816	13,318	2,776	2,722
UASA	3,236	1,113	1,846	277	3,183	853	1,937	393	3,676	965	2,271	440
Solidarity	1,319	717	438	164	1,242	564	445	233	1,257	594	394	269
Non-unionised	2,371	697	1,299	375	3,381	1,528	1,333	520	4,907	2,492	1,572	664
Total	50,948	29,232	18,696	3,020	51,626	28,588	18,909	4,129	58,644	32,712	20,733	5,020
Membership representation (%)
AMCU	51	46	64	13	52	48	65	16	51	47	66	18
NUM	36	45	17	60	33	42	15	55	32	41	13	54
UASA	6	4	10	9	6	3	10	10	6	3	11	9
Solidarity	2	3	2	5	2	2	2	6	2	2	2	6
Non-unionised	5	2	7	13	7	5	8	13	9	7	8	13
Total	100	100	100	100	100	100	100	100	100	100	100	100

SALARIES AND WAGES

On 26 November 2018, President Cyril Ramaphosa signed into law the National Minimum Wage Bill, which sets South Africa’s first national minimum wage at R20 an hour or R3,500 per month (depending on the number of hours worked). As at 28 July 2018, the total monthly cash remuneration of an entry-level underground employee in the gold mining sector was R11,114.

In 2018, employees working at the SA operations, on average, earned (including overtime, bonuses, insurance, medical and other benefits) a gross cost to company wage ranging from R16,080 to R21,703 per month for a Category 4 employee and R21,316 to R25,620 per month for a Category 8 employee. The total wage bill in the SA operations in 2018 was R13.1 billion (2017: R13.7 billion).

In the US operations, the total wage and salary bill in 2018 was US$163.8 million (R2.6 billion). It was US$114.7 million (R1.5 billion) in eight months of 2017.

The minimum wage in Montana, US, in 2019 will be US$8.50 per hour. The union pay scale for entry level custodians begins at US$23.59 per hour. The entry level wage for non-unionised employees is US$18.50 per hour for an administrative assistant.

CARING FOR EMPLOYEES AND THEIR DEPENDANTS

Through the Matshediso programme, as part of its duty of care to employees, Sibanye-Stillwater provides financial assistance to the families and dependants of employees who are severely disabled or fatally injured in mine accidents.

See —Performance review—Ensuring safe production for benefits structure

Purpose and objectives

Matshediso aims to improve the lives of dependants of employees who have died or suffered a severe permanent disability in a mine accident by:

•	Ensuring that dependants have a good basic education that enables them to attend a tertiary institution
•	Providing some closure for families
•	Seeking to redress legacy issues by reducing historic imbalances in migrant labour
•	Creating a skills pool for bursars, learnerships and job opportunities
•	Helping to reduce poverty and unemployment

Sibanye-Stillwater supported 374 dependants in 2018 at a total cost of R1.5 million (2017: R0.8 million). In addition, at year-end, the families of South African employees received vouchers to the value of R1,500 per family while families living in Mozambique, where the cost of living is much higher, received R2,000 each.

Feedback from all beneficiaries of the programme, well as school principals and teachers, is positive. Of the 40 matriculants supported by Matshediso in 2018, 15 passed their final examinations.

Sibanye-Stillwater Integrated Annual Report 2018	71

SUPERIOR VALUE FOR THE WORKFORCE continued

Benefit	2018	2017	2016
Host schools	R7,000 (primary) R15,000 (secondary)	R5,000	R2,500
Boarding schools	R18,000	R10,000	NA
Uniform, stationery, text books and transport	R3,000	R2,000	NA
Extra classes at host schools	R2,160 per subject per year	R500	NA
Study opportunities	Bursary/internship awarded automatically for study of choice at recognised tertiary institution (certain minimum requirements)		Bursary opportunities in core mining disciplines, including finance
Christmas voucher or hamper	R1,500 per family	NA	NA
Total amount paid to beneficiaries	R1,488,154	R761,100	R685,600

Sibanye-Stillwater Integrated Annual Report 2018	72

SUPERIOR VALUE FOR THE WORKFORCE continued

Caring for employees

In addition to the Matshediso programme, Sibanye-Stillwater also undertakes home adaptation and maintenance projects to provide the families of severely disabled or fatally injured employees with functional housing.

For paraplegics and quadriplegics (spinal cord injuries), home adaptations include:

•	Houses renovated or built (56m2 with an open-plan kitchen/lounge, two bedrooms and a bathroom)
•	Electricity and water connected (if municipal infrastructure is not available, two water tanks are installed)
•	Doorways are widened, and ramps and pathways are installed
•	Bathrooms are made wheelchair-friendly and suitable toilets are fitted

In 2018, one employee, in rehabilitation, received an adapted home.

For families of deceased employees, either a new house is built (as above) or home maintenance is undertaken, which includes:

•	Municipal electricity and water connections or two water tanks, as needed, and any leaks are fixed
•	Repairs and maintenance (painting of interior and exterior walls, tiling of floors and installation of new doors and windows)

Sibanye-Stillwater is currently renovating or building homes for 14 widows and their families.

CARE for iMALI

In the SA operations, our financial literacy programme, Care for iMali, continues to make a difference in employees’ lives. Since the launch of the programme at the gold operations in 2014, there has been a reduction of 54% in the number of garnishee orders (from 4,023 to 1,847) and an average percentage increase in take-home (net) pay of 30% (from R7,537 to R10,839). Care for iMali has also been implemented at the PGM operations in South Africa where 4,500 employees have enrolled in the programme and garnishee deductions have been reduced by 11% since the launch of the programme in 2017. The total average percentage increase in take-home pay at these PGM operations is 6% (from R13,038 to R13,885).

EMPLOYEE SHARE OWNERSHIP SCHEME

In the SA operations, 21,178 (2017: 22,269) employees participated in our employee share ownership scheme, Thusano Trust, established in 2010 when employees of Gold Fields acquired 13,524,365 Gold Fields shares, in terms of a collective agreement between NUM, UASA, Solidarity and GFI Mining South Africa (a wholly owned subsidiary of Gold Fields). The shares were allocated to employees in Paterson employment bands A, B and C, according to their years of service. With the unbundling of Gold Fields and the creation of Sibanye Gold in 2013, Sibanye employees were allocated an equal number of shares in each company.

With the acquisition of Rustenburg operations in 2016, Sibanye-Stillwater concluded a 26% broad-based BEE transaction through a subsidiary. In terms of this transaction, the Rustenburg Mine Employees Trust now has a shareholding of 30.4% in the Rustenburg entity, the Rustenburg Mine Community Development Trust 24.8%, Bakgatla-ba-Kgafela Investment Holdings 24.8% and Siyanda Resources 20%.

At the US operations, all employees are eligible to earn supplemental wages via one of four bonus programmes: miners’ incentive, the employee incentive plan for unionised employees, the salary incentive plan for non-unionised salary employees and the short-term incentive plan for management.

All bonus programmes require a scorecard of metrics upon which the bonus is based. Scorecards include desired measurable targets, by department, which are reviewed and adjusted as needed by the respective vice-president. In addition, all salaried employees are subject to the annual performance management programme, which also requires supervisors to set individual annual goals, including role performance metrics by which an employee’s performance is evaluated. The role performance metric scorecard is the basis for a performance or merit increase in base salary in the following calendar year. Role performance metric categories include safety, production, work quality, business improvement, people recognition and leadership qualities.

TRANSFORMATION IN THE SA OPERATION

In line with our commitment to broad-based black economic empowerment (BBBEE) in the SA operations, and in anticipation of the revised Mining Charter targets, we aimed to ensure that 80% of new recruits were from HDSA backgrounds in 2018. At the same time, we renewed our focus on integrating our talent management approach, which included targeted recruitment and succession planning and management, specifically in under-represented areas.

We also conducted an audit of compliance with BBBEE and employment equity legislation, and aligned our recruitment strategy accordingly in terms of life-of-mine evolution and pipeline planning.

Employment equity improved to 48% from more than 45% in 2017 while employment of women remained at 13%.

We are addressing gender equity with the establishment of the SA operations working group, which has been tasked with developing strategies and policies to create an enabling environment and awareness of gender diversity.

Our workforce in the SA operations currently comprises 23% migrants who have not been recruited from communities near the mines – 16% at our gold operations and 7% at the PGM operations. Approximately 77% of our workforce resides locally, including some migrant employees.

Sibanye-Stillwater Integrated Annual Report 2018	73

SUPERIOR VALUE FOR THE WORKFORCE continued

SA operations: Employment equity by category as at 31 December 20181

	Historically disadvantaged South Africans		Women
Category	Number	%	Number	%
Board	5	45	2	18
Executive/senior management	18	36	6	12
Middle management (E Band)	32	40	10	13
Junior management (D Band)	378	49	158	21
Core and critical skills	31,286	71	4,601	10
[1] All employment equity numbers include white females

SA operations: Recruitment by category

	2018						2017						2016[1]
	Gold			PGM			Gold			PGM				Gold
	Total	Women in mining	%	Total	Women in mining	%	Total	Women in mining	%	Total	Women in mining	%	Total	Women in mining	%
Manage- ment[2]	38	5	13	28	1	4	109	18	17	38	7	18	88	7	8
Senior manage- ment[3]	2	1	50	2	0	0	14		–	–	–	–	8		–
Core and critical skills	1,840	359	20	678	117	17	1,924	327	17	518	65	13	3,687	538	15
Total	1,880	365	19	708	118	17	2,008	345	17	710	128	18	4,017	545	14

1 Moratorium on recruitment at SA PGM operations

2 D and E lower positions

3 E upper positions and above

SA operations: Origin of employees (2018)

Province	Gold	PGM	Services	Total	%
Eastern Cape	8,348	4,243	716	13,307	26
Free State	3,125	770	537	4,432	9
Gauteng	3,759	938	1,367	6,164	12
KwaZulu-Natal	2,862	274	326	3,462	7
Limpopo	801	956	194	1,951	4
Mpumalanga	660	413	70	1,143	2
North West	746	7,330	328	8,404	16
Northern Cape	54	184	10	248	0
Western Cape	18	27	10	55	0
Non-South African	7,908	3,561	413	11,882	23
Total	28,281	18,696	3,971	50,948	100

SA operations: Non-South African recruitment (2018)

Country	Gold	PGM	Services	Total	%
Botswana	262	7	19	288	2
DRC	1	1	2	3	0
Ghana	0	0	1	1	0
Lesotho	3,504	1,062	217	4,783	40
Mozambique	3,351	2,419	119	5,889	50
Nigeria	0	1	0	1	0
Peru	0	0	1	1	0
Swaziland	783	49	52	884	7
United Kingdom	0	1	1	2	0
Zambia	0	3	0	3	0
Zimbabwe	7	18	2	27	0
Total non-South African	7,908	3,561	415	11,882	100

SA operations: Local community recruitment

	2018		2017		2016
	PGM	Gold	PGM	Gold	PGM[1]	Gold
Appointments	659	1,931	502	2,239	–	4,107
Local recruits	650	1,726	401	936	–	2,877
%	98.6	89.4	80	42	–	72

1 Recruitment moratorium

Sibanye-Stillwater Integrated Annual Report 2018	74

SUPERIOR VALUE FOR THE WORKFORCE continued

US PGM operations: Employee distribution by county (Montana)

	2018	2017
Stillwater	561	540
Yellowstone	457	420
Sweet Grass	167	148
Park	165	155
Carbon	133	121
Other locations[1]	143	121

1 Excludes two employees at Marathon (Canada)

FUTURE FOCUS

In addition to beginning the process of integrating Lonmin employees into Sibanye-Stillwater, following completion of the proposed acquisition.

SA operations

•	Finalising and rolling out our employee value proposition
•	Increasing gender diversity and equity
•	Creating a compelling employment relationship
•	Integrating the strategic talent and workforce management plan
•	Establishing strategic and effective partnerships (collaboration) with employees to find new ways of working
•	Continuing digitalisation of HR information systems
•	Optimising and repositioning loss-making gold operations, which may require formal restructuring that could result in termination of employment
•	An effective, efficient and agile HR strategy and operating model
•	Establishing a high-performance culture

US operations

•	Diligent attention to manpower and staffing to support the Blitz project and other development projects
•	Enhancing on-boarding programmes to include new technology that will alleviate the administrative burden of paper-based forms
•	Expanding and formalising training programmes and curricula for job-specific, leadership and supervisor training as well as succession planning
•	Improving efforts to be transparent in what we do and how we do it with specific regard to our unionised employee base
•	Concentrating efforts on refining performance management and role clarity initiatives to ensure impact and enhancement of business objectives, retention and succession planning
•

Further aligning incentives and the pay-for-performance culture by improving efforts to compensate employees in terms of performance, key performance indicators and the value they bring to the organisation

•	Continuing to monitor cost-containment initiatives to mitigate a rising healthcare trend while providing quality, co-ordinated care to employees and their families
•	Monitoring employee engagement and feedback via a regional workforce survey in 2019

Sibanye-Stillwater Integrated Annual Report 2018	75

ENSURING SAFE PRODUCTION

APPROACH

Our resolve to align all stakeholders on our journey towards achieving zero harm throughout the Group – in SA and in the US remains firm – we focus on creating an enabling environment, using fit-for-purpose systems, in which empowered people can work safely throughout the organisation.

A critical pillar supporting the delivery of Sibanye-Stillwater’s business strategy and vision to create superior value for all our stakeholders is the safety, health and well-being of our employees (the most important of our stakeholders). Our approach is rooted in our CARES values – commitment, accountability, respect, enabling and safety – and our purpose to improve lives.

Following an unusual spate of fatal incidents in the SA gold operations in the first half of 2018, we intensified our efforts on safe production across the Group (see —The journey towards zero harm). In addition to short-term measures to re-energise the focus on safety across the Group (within this section), we convened a series of multi-stakeholder safety summits during the year, which resulted in an agreement between Sibanye-Stillwater, organised labour and the Department of Mineral Resources, on a health and safety compact for the SA operations, signed on 29 June 2018. All three stakeholders have formally committed to working together, in this instance, to make workplaces safer, protect jobs and collaborate in all matters pertaining to health, safety and well-being.

We continue to implement a holistic, values-driven approach to safety and health management as we strive for zero harm and ultimately to create shared value. This embedding of our values, underpinning our corporate culture, driving decision-making throughout the organisation, is led by the CEO and senior leadership. This is essential to building trust and enabling safe production.

Our cultural transformation process is aimed at inculcating values-based decision-making throughput the organisation, and will be governed by external and internal performance monitoring measures including:

•	Legislation
•	Statutory bodies
•	Formal joint management-worker health and safety committees
•	Internal and external audits of safety and statistics reported

The initial outcomes of our safety interventions have been positive with a significant improvement in the safety performance across the Group in H2 2018. The Group operations have been fatality-free since mid-August 2018 (see Further Information—Additional information—Recent developments). We recorded a total of seven million fatality-free shifts by 1 March 2019 with the SA operations also achieving seven million fatality-free shifts on 6 March 2017. Group combined injury rates were essentially flat year-on-year with a slight deterioration in injury rates at the SA gold operations and the US PGM operations, offset by a significant improvement in injury rates at the SA PGM operations where the serious injury frequency rate (SIFR) and lost day injury frequency rate (LDIFR) improved by 15% and 0.2%, respectively.

With regard to the implementation of fit-for-purpose systems, while we have operated in accordance with recognised health and safety standards, we are preparing for formal certification in terms of ISO 45001. We have also declared our strategic intent to become a member of the International Council on Mining and Metals (ICMM). This will entail commitment to ICMM’s 10 principles, which promote responsible mining to ensure that the industry is safe, fair and sustainable globally.

In addition to performance monitoring and ensuring compliance with the relevant legislation in each jurisdiction, and inspections by relevant government departments and agencies, safety and health performance reports are submitted to executive management with ultimate oversight by the Safety and Health Committee and the Board.

See —Governance—Corporate governance and leadership—Board committees—Safety and health committee.

The safety and health management system used at our US PGM operations is known as GET (Guide, Educate and Train) Safe. In terms of this approach, site leadership and safety professionals conduct monthly meetings to focus on safety culture and monitor progress. This includes routine monitoring of site-specific and region-wide action plans aimed at improving safety performance as well as a series of workshops with site leadership to identify strategies for sustainable safety performance. Key focus areas include senior committee oversight, leadership development, incident reporting and investigation, and collaboration in best practices within the US.

THE JOURNEY TOWARDS ZERO HARM

Our all-inclusive process to make workplaces safer determines the strategic thrusts and specific actions necessary to reduce employees’ exposure to risk.

For us, in an enabled environment, risk exposure is reduced by consistent, constant attention to maintaining a safe workplace with the required equipment, tools and material that empower every person to deliver sustainable, safe production.

Empowered people, in our context, refers to the required number of trained people who apply the relevant standards and procedures, and execute the work safely. To enable this, we make fit-for-purpose systems available to our people. We subscribe to relevant international best practice principles and integrated systems with a view to ISO 45001 certification in the longer term.

Empowered people are also healthy and well. To this end, we also have systems and procedures that address occupational health, in particular, and well-being.

As part of our journey to zero harm, a Virtual Centre of Excellence in Innovative Mining Safe Production has also been created so that 19 tertiary institutions worldwide can share their specialist competencies, including but not limited to mining-related safety and health, human factors, risk management, training modernisation, mining-related seismicity and sustainability concepts.

Furthermore, the Global Safe Production Advisory Panel, composed of a group of leading academics, was formed in 2018 with a mandate to provide international insight, best practice and expertise towards continuous advancement of safe mining.

Sibanye-Stillwater Integrated Annual Report 2018	76

ENSURING SAFE PRODUCTION continued

Global Safe Production Advisory Panel

The aims of the panel are to:

•	Review and validate Sibanye-Stillwater’s safe production processes and procedures
•	Provide forward-looking advice to the Board and management in their view through their university’s proprietary work in emerging safe production issues
•	Contribute to the organisation’s strategic safe production, and health, safety and wellness direction and goals
•

Contribute their expertise, insight, ideas and experiences in helping shape strategy for the Sibanye-Stillwater Centre of Excellence with focus on innovative mining and safe production to establish a safety resource website and oversee other related company initiatives

The panel, which will meet at least twice a year, comprises:

•	Dr Kobus de Jager (Chairman of the panel and Senior Vice President at Sibanye-Stillwater)
•	Prof Priscilla Nelson (Department Head: Mining Engineering, Colorado School of Mines, US)
•	Prof Neville Plint (Director: Sustainable Minerals Institute, University of Queensland, Australia)
•	Prof Ian Jandrell (Dean: Faculty of Engineering and Built Environment, University of the Witwatersrand, South Africa)
•	Vic Pakalnis (President and CEO: MIRARCO Mining Innovation, Laurentian University, Canada)
•	Prof Jürgen Kretschmann (President: TH Georg Agricola University of Applied Sciences, Germany)

Zero Harm Strategic Framework has been developed in collaboration with organised labour and the Department of Mineral Resources in South Africa through a series of multi-stakeholder safety summits convened during 2018.

The foundation of our model is the continued emphasis on our CARES values as the basis for decision making. Engaged leadership at all levels of the organisation drives a values-driven culture by living these values and making values-based decisions.

Sibanye-Stillwater Integrated Annual Report 2018	77

ENSURING SAFE PRODUCTION continued

PERFORMANCE

Our safety performance at our SA operations was markedly different from the first to the second half of 2018. The first six months of the year were scarred by an increase in fatalities. Regrettably, in 2018 we lost 24 (2017: 11) lives at the SA operations – 21 fatalities (2017: 9) at our SA gold operations and three (2017: 2) at our SA PGM operations.

The increase in fatalities at our SA gold operations in H1 2018 was mainly due to two anomalous incidents: a seismic event at Driefontein’s Masakhane shaft on 3 May 2018 during which seven employees were fatally injured, and the unauthorised entry of a crew into a barricaded area, which was also closed off by a ventilation door at Kloof’s Ikamva shaft, contrary to company policies, on 11 June 2018 where five employees succumbed to heat-related issues.

Another event that received media attention on 31 January 2018 was the loss of power to the Beatrix operations due to an unusually severe storm, which damaged the main and ancillary Eskom electricity supply to the operations. The situation was well-managed and there were no injuries resulting from the incident. Employees were brought to a safe environment underground at Beatrix 3 shaft where they were fed, hydrated and monitored until power was restored before they were hoisted to surface.

The competent and orderly response by our management emergency medical services, supported by emergency rescue teams throughout the industry, again proved their preparedness and disaster-management capabilities.

Remedial action: Immediately after any serious accident, an investigation is conducted in terms of the Mine Health and Safety Act (MHSA) and remedial action is implemented.

IN MEMORIAM

The Board and management of Sibanye-Stillwater extend their deepest condolences to the families, friends and colleagues of our employees and contractors who lost their lives in the line of duty during the year.

Date	Operation	Name	Occupation	Incident
12 February	Kloof 4 (Ikamva)	Chicco Elmon Dube	Winch Driver	Fall of ground
		Solly Ngobeni	Team Leader
	Driefontein 1 (Masakhane)	Matela Mating	Tramming Miner	Mud rush
17 February	Driefontein 10 (Thabalang)	Zanempi Mncwazi	Electrical Assistant	Electrocution
28 February	Kroondal K6	Otshepeng Ernest Ramosito	Steel Fixer	Struck by conveyor structure
24 March	Rustenburg Khuseleka 1	Ntokozo Elias Ntame	Winch Operator	Scraper winch-related
21 April	Driefontein Ya Rona	Mlungisi Vukuthi	Construction Assistant	Fall of ground
3 May	Driefontein 1 (Masakhane)	Luke Bongumusa Mngomezulu	Special Team Leader	Seismic event
		Baptista Paulino Cuambe	Winch Operator
		X-Mas Madikizela	Rock Drill Operator
		Mbulelo Albert Sonqowa	Rock Drill Operator
		Thabo Abram Ntsekhe	Rock Drill Operator
		Nkosiphendule Dudlela	Rock Drill Operator
		Luis Ernesto Lumbe Gazala	Winch Operator
11 June	Kloof 4 (Ikamva)	Lingani Innocent Mngadi	Shift Boss	Heat-related
		Lakhi Msada	Rock Drill Operator
		Mthokozisi Msutu	Winch Operator
		Cedrick Nkuna	Winch Operator
		Kholekile Phelile	Rock Drill Operator
15 June	Driefontein (Hlanganani)	Thokozani Tembe	Winch Operator	Fall of ground
26 June	Driefontein (Khomanane)	Bhekithemba Thembinkosi Ndabeni	Winch Operator	Scraper winch-related
18 July	PGM Surface Operations	Grace Mlambo	Train Driver Assistant	Struck by locomotive on railway
5 August	Kloof (Hlalanathi)	Philemon Mngakana	Contractor	Heat-related
25 August	Beatrix North	Morapedi Patrick Kalane	Stope Team Labourer	Fall of ground

Sibanye-Stillwater Integrated Annual Report 2018	78

ENSURING SAFE PRODUCTION continued

CARING FOR AFFECTED PEOPLE

In line with our values and our duty of care, financial and psychological assistance is provided to the families of our deceased colleagues, including counselling, funeral funds, education of children until tertiary level, employment of a family member and visits by Human Resources (HR), as well as health and safety stewards.

For more information on support of injured employees and families of deceased colleagues, see —Performance review—Superior value for the workforce—Caring for employees and their dependents

Safety performance

	2018				2017				2016			2015	2014
	Group	US	SA		Group	US2	SA		Group	SA		SA	SA
	Total	PGM	PGM	Gold	Total	PGM	PGM	Gold	Total	PGM	Gold	Gold	Gold
Fatalities	24	0	3	21	11	0	2	9	14	2	12	7	12
Fatal injury frequency rate[3]	0.16	0	0.05	0.24	0.07	0	0.04	0.09	0.10	0.09	0.11	0.06	0.12
Lost-time injury frequency rate[3]	5.89	9.97	4.68	6.52	5.78	7.801	4.69	6.331	6.62	4.84	6.99	6.74	5.87
Serious injury frequency rate[3]	3.70	7.12	2.20	4.53	3.571	6.28	2.59	4.12	4.16	2.88	4.42	4.68	3.88
Medically treated injury frequency rate[3,4]	2.69	23.94	1.95	2.32	2.601	24.65	2.441	2.261	3.85	5.72	3.47	3.60	3.37
Number of Section 54/regulator work stoppages	263	NA	44	219	230	NA	26	204	226	55	171	109	77
Production shifts lost owing to Section 54/regulator stoppages	545	NA	149	396	238	NA	49	189	402	245	157	70	99

1 Restated due to rounding and re-application of Group safety definitions

2 May to December 2017

3 Per million hours worked

4 Also referred to as treat-and-return injury frequency rate (TRIFR), which includes certain minor injuries

Note: Group data for 2016 includes the gold and PGM operations from the relevant dates of acquisition during the year while that for 2017 includes the US PGM operations from May 2017

ACHIEVEMENTS IN 2018

During the second half of the year, safety performance improved significantly across the SA operations. By year end, we had achieved an historic record fatality-free period and several fatality-free shift milestones. At Stillwater in the US, operations also recorded a new record low incidence rate of 13.16 per million hours.

Our performance in perspective: SA peer comparison1

Company	Serious injury frequency rate	Serious injury frequency rate ranking	Lost time injury frequency rate	Lost time injury frequency rate ranking	Fatal injury frequency rate	Fatal injury frequency rate ranking
PGM
Sibanye-Stillwater SA PGM operations	2.20	2	4.68	3	0.050	4
Peer 1	4.25	4	5.93	4	0.022	1
Peer 2	2.83	3	4.07	2	0.026	2
Peer 3	1.29	1	2.10	1	0.027	3
Gold
Sibanye-Stillwater gold operations	4.53	2	6.52	2	0.24	3
Peer 1	4.98	3	8.21	3	0.07	1
Peer 2	4.01	1	6.22	1	0.11	2

1 Rates are per million hours worked

Sibanye-Stillwater Integrated Annual Report 2018	79

ENSURING SAFE PRODUCTION continued

FATALITY-FREE SHIFTS (2018)

+1 million	+2 million	+3 million	+4 million	+5 million
Khuseleka	Thembelani	PGM operations	Total PGM mining operations	Total Sibanye-Stillwater SA operations
Kroondal mining operations	Rustenburg mining operations	Kloof (Thutukhani)		PGM surface operations (12 million)
Kroondal operations	Kroondal East (Kopaneng, Simunye and Bambanani)	Kloof Upper and Cooke
Total Kloof	Kroondal surface operations	Gold operations
	Rustenburg operations	Kopaneng
Total Driefontein	Gold operations
BMU1 (North and South shafts)
Bambanani (D6 shaft)	Beatrix
Sibanye-Stillwater Gold	Driefontein (Ya Rona shaft)
Beatrix North (3 shaft)	Total plants and concentrators
Care and maintenance operations	Simunye
Simunye and Bambanani	US PGM operations

2018 MINESAFE INDUSTRY AWARDS

Year-on-year safety improvements

For an improved year-on-year total injury frequency rate, our gold operations received MineSAFE awards:

•	1st Kloof’s Thutukhani shaft
•	3rd Driefontein’s Pitseng shaft
•	8th Kloof’s Masithembe shaft

Best in Class Safety Award

With the total injuries of each participating unit converted into a total injury frequency rate, our SA PGM operations received a Best in Class Safety Award:

•	5th Sibanye-Stillwater Chrome Tech (Michael Kungoane)

SHORT-TERM INITIATIVES

An intensive programme, initially implemented in November 2017, to promote responsible application of the provisions of Section 23 of the MHSA, and which affords employees the right to withdraw from unsafe working conditions, was relaunched in 2018.

To address the distressing spate of anomalous fatal incidents in 2018, specific short-term initiatives were implemented enhance safety performance.

One of these short-term initiatives was a review of our organisational culture and leadership methods to ensure that safety is top of mind in decision-making, at all levels, and to reinforce that all decisions are informed by our CARES values. In addition, at mid-year, the safety performance weightings in management’s remuneration packages were reviewed and adjusted (see —Governance—Remuneration report).

Specific initiatives included:

•	Internal and Minerals Council safety day stoppages with signed team pledges
•	Additional capacity building of safety representatives and shift bosses
•	Introduction of a dedicated anonymous safety hotline
•	Introduction of cardinal rules
•	90-day intensive care sessions including communication at all supervisory levels
•	Industrial theatre
•	Visible felt leadership and crush initiatives with face-to-face interactions when people are coming on shift (current safety message relayed or re-emphasised)
•	Mass meetings with all shifts
•	Cross audits between different sections (discipline leads from other shafts perform audits in other areas to share best practice)
•	Close-out A hazards
•	Focus on top five causes of accidents and review of critical controls
•	Increased alcohol testing at all access points
•	Appointment of psychological counsellors to support employees dealing with relevant matters

Sibanye-Stillwater Integrated Annual Report 2018	80

ENSURING SAFE PRODUCTION continued

•	Fatigue management
•	Review of bonus schemes for safety officers and supervisors to further promote safe behaviour

MULTI-STAKEHOLDER SAFETY AND HEALTH SUMMITS

Three multi-stakeholder safety and health summits – in May, June and August 2018 – were attended by representatives of organised labour, the Department of Mineral Resources and senior management. These summits addressed concerns raised at the inaugural summit, and other concerns raised by organised labour on safety days, at memorial services and on the shop floor. All stakeholders committed to working together to make workplaces safer, to protect jobs, and to collaborate in all matters related to safety, health and well-being.

The Department of Mineral Resources, the Association of Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM), United Association of South Africa (UASA) Solidarity and management signed a pledge:

“As organised labour, the Department of Mineral Resources and the management of Sibanye-Stillwater, we acknowledge the parties’ statutory obligation and workers’ right that our destiny is shared and commit ourselves, through constructive, transparent collaboration and compliance, to achieving zero harm”

The summits were convened to align stakeholder expectations with internal initiatives and were intended to embed an organisational culture that supports safe production. The recurring themes noted by the safety working group were people, systems and the environment. Implementation task teams were formed, comprising four representatives each from management and organised labour, who visit sites to monitor progress and provide feedback on the organisational culture transformation, values alignment, leadership development, effective communication, high impact training and safe production issues (as illustrated in the safety summit work streams below).

RISK MANAGEMENT

As integrated risk management is an essential component of the Sibanye-Stillwater safe production approach, we have increased the use of the bow-tie methodology to enhance critical risk controls.

SA gold operations

The number of safety-related stoppages at the SA gold operations increased from 204 Section 54s in 2017 to 219 in 2018. Of the 219 Section 54s, 108 were as a result of mass audits by the Department of Mineral Resources.

With low frequency of accidents when they do occur but with high consequences, the top risks in the SA gold operations include seismicity, rock mass failure, vertical transport, rail-bound transport and heat.

Tools, equipment and material were the main contributors to injuries at our gold operations in 2018, representing 25% (2017: 23%) of total injuries. Fall of ground-related injuries accounted for 19% (2017: 17%) of the total. It was encouraging to note an improvement of over 50% (102 to 46) in injuries related to rail-bound equipment as we continue to focus on the following:

•	Engagement with stakeholders through safety and health roadshows and awareness campaigns
•	Upholding compliance through training
•	Converting rail-bound equipment safety devices and no-repeat solutions by engineering out the risk with effective coupling pins, re-railing devices and speed indicators
•	Rail inspection and maintenance management system strategy (maintenance programme/schedule for rails and switches)
•	Critical learning and close-outs (improving the quality and speed of close-outs and lessons learnt through the safety system)

SA PGM operations

At our PGM operations, LTIFR performance improved from 4.69 per million hours worked in 2017 to 4.68 in 2018 and the SIFR performance improved from 2.59 in 2017 to 2.20 in 2018.

Low energy incidents remain the main contributors to injuries on duty and contributed 70% towards the total amount of incidents recorded. Interventions are implemented continuously to raise awareness and prevention of these types of incidents through engineering solutions with the implementation of fit-for-purpose tools and equipment, which is enhanced with correct and adequate types and use of personal protective equipment.

Sibanye-Stillwater Integrated Annual Report 2018	81

ENSURING SAFE PRODUCTION continued

Management continues to focus on the top risks of SA PGM operations, which are conveyors, trackless mining equipment, falls of ground, explosives, rail bound equipment, winches and rigging, electricity and material handling, by promoting a health and safety culture through a risk-based approach. In addition to focus on the top risks, a major drive was initiated to analyse all controls to ensure their effectiveness. During the process, critical controls are identified and required resources allocated for less effective controls in order to improve control effectiveness.

Through the introduction of improved industry technology governing the interaction and retardation between machines and pedestrians, the risk exposure is reduced on trackless mobile machinery.

Management remains committed to safe mining by continuously ensuring remedial actions are implemented across all operations. Weekly visible felt leadership interventions are conducted, and learnings are shared and adopted across all operations. The zero harm task team is used to verify actions implemented as well as proactively measuring other safety improvement initiatives highlighted through investigations, statistical analysis and leading indicators.

This integrated approach, adopted and driven by management, assures the improvement of the lives of all our employees, stakeholders and affected parties.

US PGM operations

We remain committed to maintaining a strong relationship with the union and regulators to continuously improve safety performance in the US PGM operations. The SIFR and total medically treated injury frequency rate (MTIFR) increased to 7.12 (2017: 6.28) and 23.94 (2017: 24.65) per million hours worked, respectively in line with an increase in injuries associated with slips, trips and falls – accounting for 27% (2017: 10%) of total reportable injuries, compared to 10% to 17% in the past five years.

The LTIFR of 9.97 (2017: 7.80) for the US operations includes all reportable/recordable injuries that resulted in either restricted duty or days lost (number of lost time injuries per million hours worked).

While injuries from slips, trips and falls are common across all US industries, our US operations are raising employees’ awareness of these injuries, improving tidiness, and improving working and walking surfaces to reverse the trend. No specific cause or condition could be identified to explain the increase in slip, trip and fall injuries during 2018. It is encouraging that only 8% of the reportable injuries sustained up to March 2019 related to slips, trips and falls, following revitalised awareness to these types of injuries throughout the operations.

Historically, 30% of reportable injuries in the US operations involved pneumatic jack leg drills. A total of three reportable injuries (6% of all reportable injuries) associated with the use of a jackleg drill were reported in 2018. Implementation of the drill handling system, which affords lower risk of injury than a jackleg, continues to reduce dependence on jackleg machines and is being embraced by more employers.

In the interests of safety, management continues to focus on key areas of mobile equipment inspection and maintenance, quality training and retraining, workplace audits, ventilation and equipment emissions, and housekeeping. In addition to all employees completing inspections at each shift, an audit team randomly inspects and scores work areas every day. The audit team includes hourly and salaried employees, at each site, solely responsible for evaluating the workplace.

Technology provides timely communication in the event of an emergency and systems installed on mobile equipment warn operators when employees are in close proximity. Implementation of technology at the operations is ongoing with phases planned for implementation every year.

US PGM operations: Injuries by category

	2018	2017[1]
Rockfall	4	3
Struck by objects (tools, equipment and others)	12	8
Caught in/between	4	3
Strains	6	3
Operating equipment	4	1
Operating jackleg	3	3
Eye injuries	2	3
Chemical burns/other	1	1
Slips/trips/falls	13	2

1 May to December 2017

FUTURE FOCUS

We will continue the current safe production strategy as well as the enhancement of Sibanye-Stillwater’s culture, based on and driven by our CARES values, while ensuring that our leadership is ready and engaged, and that desired behaviours and practices (critical attributes, competencies and capabilities) are defined.

A holistic Sibanye-Stillwater safety training strategy, focusing on critical skills as well as training content, methodology, infrastructure and outcomes, is being developed to bolster current training offerings.

Concurrently, we focus on technology as an enabler to improve training competency across the entire organisation and develop partnerships in collaboration with the mining industry to achieve effective skills and knowledge transfer as a long-term initiative.

We are working towards certification in terms of the ISO 45001 health and safety management system, and the roll-out of the bow-tie risk assessment methodology and critical controls.

Sibanye-Stillwater Integrated Annual Report 2018	82

OCCUPATIONAL HEALTH AND WELL-BEING

APPROACH

As we strive towards zero harm in our workplaces and to deliver our stated purpose – our mining improves lives – we need to safeguard the health and well-being of our employees, their families and communities in order to ensure that they are appropriately positioned to undertake their daily responsibilities safely and efficiently. Our Group health and wellness strategy is aligned with the United Nations (UN) Sustainable Development Goals (SDGs), and is reviewed and enhanced continuously with the adoption of global strategies to overcome complex health challenges.

Guided by our CARES values, our health and wellness model in South Africa has been designed to address the risks presented by the internal and external environments facing employees and has been implemented with favourable clinical and financial outcomes thus far. To this end, the individualised care we provide includes:

•	Access to occupational health resources that assess health risks, determine fitness to work, and manage disease and rehabilitation
•

Shaft clinics close to the workplace with qualified primary healthcare staff providing health risk assessments and disease treatment for communicable diseases – tuberculosis (TB) and HIV – and chronic ailments (diabetes and heart disease, among others)

•	Satellite primary healthcare clinics with qualified nurses operating during office hours
•	Primary healthcare centres with qualified doctors and nurses managing cases 24/7
•	Emergency medical services equipped with advanced paramedical teams and 24/7 rescue capability
•	Wider hospital networks offering specialised care for trauma as well as occupational injuries and diseases
•	Medical aid schemes that protect our employees from the financial risk of high medical costs

Although the occupational risks and wellness challenges at the US operations are significantly different (and less) than those present in the SA operations, industrial hygiene staff are on site to continuously monitor occupational health and wellness.

IN LINE WITH SUSTAINABLE DEVELOPMENT GOALS

We continue to make progress in aligning our health strategy with that of the UN SDGs 2015 to 2030, focusing particularly on goal three, which refers to health and well-being. The SDGs call for inter-sectoral action to achieve policy reforms in respect of universal healthcare coverage and health system strengthening. Universal healthcare refers to the alignment of policies, strategies and plans to ensure that all people have access to promotional, preventative, curative and rehabilitative healthcare services of sufficient quality to be effective while providing financial risk protection. This requires improving access to healthcare as well as broadening the scope of services, quality of care and financial protection. (Goal 3)

Sibanye-Stillwater Integrated Annual Report 2018	83

OCCUPATIONAL HEALTH AND WELL-BEING continued

Provision for affordable healthcare presents a challenge that is managed in terms of data analytics, which provide:

•	Insight and transparency of aggregate claims, costs and utilisation
•	Information on patient clinical needs to assist in identifying gaps in care
•	Competition between local providers on cost and quality of care to maximise value

The US operations’ health and welfare benefit plans provide access to primary care and specialty care for our employees. A contracted national network partner, Cigna, enables our employees and their families to seek medical and mental health treatment services throughout the US. The structure of our health plan provides incentives for members to seek care locally or within the state of Montana. Incentives include lower costs in the form of discounted services and lower contributions from their wages. Employees and their families also receive co-ordinated and more personalised care from physicians and practitioners who are familiar with the patient’s medical history and overall health. South-central Montana has two reputable and competing hospital systems, which each have a presence in many of the outlying rural communities.

Our US operations have a health insurance funded model that allows all US-based employees to consult insurance-approved healthcare providers.

PERFORMANCE

In most cases, employee health is closely related to employee safety. Our safety value encompasses occupational health and well-being, which can affect safety performance. In South Africa, in line with employees’ rights and responsibilities in terms of declaring a workplace safe, employees must ensure they are ready for work daily by declaring “I am fit, healthy and competent to perform my tasks”, which is part of our safety campaign. Sibanye-Stillwater also conducts annual medical examinations of all employees engaged in risky work to ensure that they are fit and healthy enough to meet the inherent requirements of the work assigned to them.

For more information on the two significant safety events in South Africa in the first half of the year, as well as subsequent safety milestones achieved, see —Performance review—Ensuring safe production.

COMPREHENSIVE HEALTHCARE IN SOUTH AFRICA

Our quarterly health forum, including representatives of organised labour, focused on a 12-year outlook for health and repositioning of healthcare funding as well as the provision of healthcare to all operations.

In addition, on a global platform, through the Chief Medical Officers Network, we committed to addressing workplace health concerns, such as antimicrobial resistance, obesity, mobility and mental health. Experiences were shared, including a review of our mental health offering and insights into workplace disaster management. We have also invested in training social workers as employee counsellors.

At Beatrix, the pilot project on the social determinants of health highlighted the fact that a number of lifestyle habits, such as smoking, alcohol consumption and lack of exercise, contribute significantly to the disease burden. Other behaviours, such as the sharing of medication and non-adherence to prescribed medication, are additional contributing factors.

Of particular significance is the stress and anxiety reported by participants due to unhealthy relationships and financial hardships, which lead to excessive drinking, smoking and multiple partners. The drug and alcohol awareness programme at our SA operations has reached more than 13,395 employees to date and aims to promote responsible alcohol consumption.

Sibanye-Stillwater Integrated Annual Report 2018	84

OCCUPATIONAL HEALTH AND WELL-BEING continued

HIV self-testing, which began on World Aids Day in December 2017, continued throughout 2018 in collaboration with Re-Action, a social purpose enterprise delivering, among others, health and sustainability programmes and services. A total of 3,202 employees and partners received HIV self-testing kits at two sites and participated in the initiative. This provided a convenient and alternative testing option. The pilot implementation was informed by consultation with key stakeholders, including employees, senior management and health providers. We found that 7% of these people had never tested for HIV and 35% had not tested in the past 12 months. This presents an opportunity to find undiagnosed HIV-positive employees and to strengthen our HIV screening programme. The findings have been presented to the World Health Organisation and UNAIDS for use in formulating international guidelines on HIV self-testing.

MEDICAL SCHEME STRATEGY

The healthcare strategy adopted by the SA operations advocates a preventative approach, which funds and manages the continuum of healthcare in preference to providing healthcare services. This is exemplified by the growth in medical scheme membership from 8% in 2013 to 51% in 2018, and the support for universal healthcare coverage. The long-term strategic objective is to invest in a single multi-commodity medical scheme, which can provide a customised solution for all employees and their dependants by 2020 while also leveraging economies of scale. The fundamental principle in providing healthcare coverage to people in need and equitable benefits to all employees have been included in the product design for 2019.

During the 2018 gold wage negotiations, three of the representative unions at the SA gold operations reached consensus on the inclusion of transitioning employees from company-provided healthcare to a medical scheme model as part of the formal wage agreement. A task team will expedite the process in 2019.

For the SA PGM operations, the task team convened in 2018 to oversee the transition from multiple medical schemes to a basket of five medical schemes. This resulted in the successful transitioning of 12,500 employees, their dependants and 843 pensioners from Platinum Health Medical Scheme to Sisonke Medical Scheme, Sibanye-Stillwater’s in-house restricted medical scheme, which has become the scheme of choice for over 65% of employees.

In an effort to represent the interests of employees and the organisation in a transparent manner, we have formalised employer-participation agreements with all participating schemes in order to enhance the relationship between the funders, providers, the Department of Health and Sibanye-Stillwater.

SA operations: Healthcare funding (R million)

	2018			2017			2016			2015
	Total	PGM	Gold	Total	PGM	Gold	Total	PGM	Gold	Gold
Medical schemes	725	421	304	714	404	310	679	386	293	268
Company-funded	282	12	270	324	21	303	318	14	305	323
Compensation for occupational injuries and diseases [1] (Rand Mutual Assurance)	213	77	136	208	69	138	210	70	140	124
Total[1]	1,220	510	710	1,246	495	751	1,207	470	738	715

1 Healthcare funding costs exclude Occupational Diseases in Mines and Works Act dust levies for gold (R392 million from 2013 to 2018) and PGM operations (R4.8 million from acquisition to 2018)

SA operations: Funding employee healthcare (Number of employees)

	2018			2017			2016			2015
	Total	PGM	Gold	Total	PGM	Gold	Total	PGM	Gold	Gold
Principal medical scheme members	26,212	18,696	7,516	27,298	18,909	8,389	29,456	20,912	8,544	8,416
Company-funded employees	24,736	0	24,736	24,328	0	24,328	29,188	0	29,188	31,309
Total employees	50,948	18,696	32,252	51,626	18,909	32,717	58,644	20,192	37,732	39,725
Employees on medical schemes (%)	51	100	30	53	100	26	50	100	23	21

SA operations: Medical conditions under management

	2018			2017			2016			2015
	Total	PGM	Gold	Total	PGM	Gold	Total	PGM	Gold	Gold
Chronic medical conditions (schemes)	10,862	6,871	3,992	13,532	8,546	4,986	13,242	8,451	4,791	4,700
Chronic medical conditions (company)	8,364	0	8,365	8,978	0	8,978	9,790	0	9,790	8,814
Total	19,227	6,871	12,357	22,510	8,546	13,964	23,032	8,451	14,581	13,514

SA operations: Occupational diseases (Number of cases reported)

	2018			2017			2016			2015
	Total	PGM	Gold	Total	PGM	2017	Total	PGM	Gold	Gold
Silicosis[1]	165	106	59	261	68	193	240	89	Total	PGM
Chronic obstructive airways disease[1]	70	41	29	50	13	37	46	16	30	57
Noise-induced hearing loss[1]	243	167	76	193	100	93	188	62	126	105

1  Number of cases reported includes new and resubmission cases

Sibanye-Stillwater Integrated Annual Report 2018	85

OCCUPATIONAL HEALTH AND WELL-BEING continued

SA operations: Occupational health management

	2018			2017			2016			2015
	Total	PGM	Gold	Total	PGM	Gold	Total	PGM	Gold	Gold
Medical surveillance and certificate of fitness examinations – Total[1]	123,846	50,146	73,700	145,689	52,852	92,837	140,354	52,408	87,946	84,022
Employees	101,152	35,140	66,012	103,841	21,673	82,168	108,135	39,145	68,990	69,284
Contractors	22,694	15,006	7,688	41,848	31,179	10,669	32,219	13,263	18,956	14,738
Days lost due to health-related absenteeism	776,365	293,822	482,543	826,475	321,104	505,371	817,075	340,408	476,667	478,568

1  Includes heat tolerance screening test (HTS)

HEAT-RELATED ILLNESS

Following a multiple fatality heat-related safety incident at Kloof’s Ikamva shaft on 11 June 2018, the SA gold and PGM operations reiterated, for all employees, standards and procedures regarding thermal stress, including safe declaration and withdrawal temperature limits to all employees (in terms of sections 22 and 23 of the Mine Health and Safety Act). Action undertaken includes continuing to promote awareness of heat-related disorders and retraining of all safety representatives, team leaders, artisans, miners, foremen and shift bosses about monitoring workplace temperatures. The on-mine visitors’ procedure, overtime standard and thermal stress threshold have also been reviewed. In addition, the underground working environment is monitored through statutory audits. By assessing risks and implementing control measures, we strive to ensure acceptable environmental conditions to enable safe production.

RADIATION EXPOSURE

Radiation levels are monitored so that employees are not exposed to this health risk, particularly at operations with high levels of radiation, such as Cooke 4, which is on care and maintenance.

At our SA operations we comply with the conditions in our certificate of registration with the National Nuclear Regulator by maintaining employee exposure to ionising radiation at less than 20 millisieverts (mSv) per annum.

As a proactive measure in our US operations, a radiation safety officer was employed in 2018. The processing facilities use nuclear gauges to measure density and monitor vessel levels. The source is then regulated by the Nuclear Regulatory Commission and a radiation safety programme.

UNDERGROUND VENTILATION AND REFRIGERATION

Our underground ventilation and refrigeration systems are reviewed annually against planned production targets to enable safe and productive work. Environmental controls are designed to ensure that underground temperatures remain below 31°C wet bulb. The annual review includes:

•	Macro-ventilation distribution per shaft and ventilation districts to ensure availability of the required volume of air in each workplace at an acceptable intake temperature
•	refrigeration availability and distribution per shaft in order to optimise the effectiveness and positional efficiency of available cooling

NOISE-INDUCED HEARING LOSS

Better detection systems and improved accountability have led to reporting of more cases of noise-induced hearing loss (NIHL) despite greater efforts to address this occupational health issue (see the table above for number of cases reported to date). The diagnosis of NIHL is made on assessment of the percentage hearing loss from baseline audiograms with NIHL defined as a shift in excess of 10% that has developed over a prolonged period after repeated exposure to noise levels exceeding 85dB(A).

At our SA operations, employees’ exposure to noise is monitored in terms of the Mandatory Code of Practice on Noise, issued by the Department of Mineral Resources. The Minerals Council South Africa, as a representative of the South African mining industry, also supports this process by sourcing leading practices through the Mining Industry Occupational Safety and Health (MOSH) initiatives.

Investigations are underway to mitigate personal noise exposure for employees, including engineered solutions (such as silencers on rock drills and visible warning signs in relevant areas) in tandem with personalised hearing protection devices, such as earplugs.

The Mine Health and Safety Council (MHSC) milestone for noise reduction, ensuring all process noise (including machinery) is below 107dB(A) by 2024, can be achieved by ensuring 100% availability and effectiveness of installed noise control equipment (such as inline fan silencers) and practices (such as demarcating noise zones for hearing protection). We also implement the MOSH Buy Quiet Policy, which commits us to procure only equipment and machinery that complies with specific noise-emission requirements.

Personal noise exposures are also routinely monitored within the US operations in terms of a dedicated hearing conservation programme, which provides training on the effects of noise as well as personal protective equipment (PPE) and annual audiograms to detect NIHL. No elevated exposures were recorded in 2018.

DUST MANAGEMENT

In South Africa, where exposure to silica dust has historically been a significant factor causing occupational health issues, specifically at the SA gold operations, plans are in place to achieve the MHSC milestone for silica dust exposure to be below 0.05mg/m3 for 95% of all silica dust measurements by 2024. A step-down approach has been implemented since 2014 to achieve an annual improvement of 20% every year.

Sibanye-Stillwater Integrated Annual Report 2018	86

OCCUPATIONAL HEALTH AND WELL-BEING continued

This is achieved by ensuring 100% availability and effectiveness of respirable installed dust control equipment (such as tip filters) and practices (such as watering down).

At our SA operations, employees’ exposure to airborne pollutants (including silica dust) is monitored in line with the Mandatory Code of Practice for an Occupational Health Programme (Occupational Hygiene and Medical Surveillance) on Personal Exposure to Airborne Pollutants of the Department of Mineral Resources.

The Minerals Council supports this process by continuously monitoring leading practices through MOSH initiatives.

To mitigate the negative health impacts of dust, particularly disease-causing silica dust on gold mines, a new leading practice for dust control was introduced at all shafts in the SA gold operations during 2018: continuous real-time dust monitoring of airborne pollutants. Dust monitors have been installed to identify activities that generate dust. Control measures are then implemented, including employee education, protection at main ore pass systems (tip covers and filtration systems) and winch covers.

The dust load indicates the volume of silica-bearing dust created by our SA gold operations, which can be controlled through a variety of measures. It has reduced over time with the installation of certain devices such as footwall treatment, tip filters and tip covers, stope atomisers and handheld sprays. The real-time dust monitors, introduced to locate sources of dust and as an additional control measure, further reduced overall dust load and silica exposure levels in 2018.

At our SA PGM operations, dust exposure is relatively low but reducing dust on surface, particularly blown off tailings facilities is an ongoing focus area. One personal exposure sample taken at a tailings facility exceeded the occupational exposure limit of 3mg/m3 during the year.

See —Performance review—Minimising the environmental impact for mitigation measures.

Sibanye-Stillwater met formally with the Medical Bureau for Occupational Diseases (MBOD) about outstanding dust levies prior to the Group’s acquisition of the Rustenburg operations. The MBOD has requested additional time for an official response.

In our US operations, to uphold compliance, potential airborne hazards are monitored and pulmonary function is tested annually at all three properties. Industrial hygiene monitoring results indicate the effectiveness of workplace engineering and administrative controls. Where controls are not effective in reducing exposure, specific action plans are implemented. In addition to routine monitoring by employees and the State of Montana, independent industrial hygiene consultants evaluate exposures at the Metallurgical Complex. All results were under exposure limits in 2018. Third-party sampling will continue in 2019.

The analytical laboratory in our US operations does not fall within the Occupational Safety and Health Administration’s regulation for lead exposure but has voluntarily implemented controls and monitoring to ensure employees are not exposed to lead.

Sibanye-Stillwater Integrated Annual Report 2018	87

OCCUPATIONAL HEALTH AND WELL-BEING continued

OCCUPATIONAL LUNG DISEASE

In November 2014, Sibanye-Stillwater, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and African Rainbow Minerals formed an occupational lung disease (OLD) industry working group to address issues relating to compensation for OLD in the gold mining industry of South Africa.

The working group’s aim was to develop, in conjunction with key stakeholders, a comprehensive and sustainable solution to address concerns about compensation for OLD. Sibanye-Stillwater has been involved in tracking and tracing employees to settle claims relating to silicosis. We have also collaborated with financial institutions and the Mineworkers Provident Fund in distributing unclaimed pension funds.

On 3 May 2018, the working group as well as attorneys – Richard Spoor, Abrahams Kiewitz and the Legal Resources Centre – announced that they had reached a settlement in the silicosis and TB class action litigation. The settlement awaits approval by the South Gauteng High Court.

SA operations: New and resubmitted cases of occupational lung diseases

	2018	2017	2016	2015
Silicosis
Gold	59	193	151	186
PGM	106	68	89
Chronic obstructive airways disease
Gold	29	37	30	57
PGM	41	13	16
Cardiorespiratory tuberculosis
Gold	325	422	545	679
PGM	155	148	73

Cases and claims: Medical Bureau for Occupational Diseases and Compensation Commissioner for Occupational Diseases

	2018	2017	2016	2015
Cases assessed by Medical Bureau for Occupational Diseases	9,854	14,732	18,251	6,575
Claims processed by Compensation Commissioner for Occupational Diseases	10,575	8,727	4,356	1,177
Total paid to beneficiaries (R million)	212	250	171	56

DIESEL PARTICULATE MATTER CONTROL

Among the airborne pollutants that may compromise the health of employees is diesel particulate matter (DPM), which can lead to chronic obstructive airways disease (characterised by chronically poor airflow, resulting in shortness of breath, coughing and sputum production) due to long-term exposure. Diesel exhaust emissions (including DPM) have been declared human carcinogens (cancer-causing agents).

Across the Group, mitigation measures include increasing dilution ventilation and equipment maintenance to reduce employees’ exposure. PPE is also provided to further reduce personal exposure.

Routine sampling continues at the US operations. In 2018, the East Boulder underground operation did not have sample results exceeding 0.176 milligrams per cubic metre for elemental carbon. At Stillwater, respirators were required at two isolated areas underground. All elevated results were followed with corrective actions and the areas were resampled to verify that these actions had been effective. In addition to internal monitoring, mine operations periodically work with the Federal Department of Labor Mine Safety and Health Administration Technical Support to evaluate ventilation controls.

In the SA operations, there is currently no legislated occupational exposure limit (OEL) but our internal control limit for exposure to DPM is to maintain employee exposure at less than 0.2mg/m3 (measured as total carbon). In 2018, a total of 1,361 DPM personal exposure samples were taken at the gold operations – 108 samples (7.9%) were above the Sibanye-Stillwater target of 0.2mg/m3. Investigations into exposures above limit are conducted regularly to establish the root cause and to prevent recurrence. Of the 123 DPM personal exposure samples taken at the SA PGM operations in 2018, 65 samples (52.9%) exceeded the Sibanye-Stillwater target.

The Sibanye-Stillwater target was advised by the Minerals Council while the industry awaits the legislated OEL for South Africa.

SA gold operations: Tuberculosis rates per 1,000 employees

	2018	2017	2016	2015	2014
Total tuberculosis	9.75	10.65	13.42	15.79	16.69
Pulmonary tuberculosis	7.38	8.72	10.86	11.42	12.12
Extra pulmonary tuberculosis	1.86	1.93	2.56	3.99	1.68
Cardiorespiratory tuberculosis	8.30	9.46	11.53	14.41	14.34
Multi-drug-resistant tuberculosis	0.10	0.38	0.34	0.30	0.68

Sibanye-Stillwater Integrated Annual Report 2018	88

OCCUPATIONAL HEALTH AND WELL-BEING continued

SA operations: Number of new and retreatment cases of tuberculosis

[z]
	2018			2017			2016			2015	2014
	Total	PGM	Gold	Total	PGM	Gold	Total	PGM	Gold	Gold	Gold
Tuberculosis	539	157	382	623	148	475	707	73	634	744	832
Cardiorespiratory tuberculosis	480	155	325	570	148	422	618	73	545	679	715
New cases of drug-resistant tuberculosis	13	Unknown	13	28	0	28	24	Unknown	24	29	-
New cases of multi-drug-resistant tuberculosis[1]	4	Unknown	4	17	0	17	16	Unknown	16	14	34

1 Health data for the PGM operations (Kroondal and Rustenburg operations) for 12 months of 2016

SA operations: Number of new op SA operations: HIV, VCT1 and Haart2

[z]
	2018			2017			2016			2015
	Total	PGM	Gold	Total	PGM	Gold	Total	PGM	Gold	Gold
VCT offered	59,900	28,153	31,747	51,122	25,008	26,114	54,541	27,226	27,225	23,538
VCT conducted	20,544	11,681	8,863	20,326	9,932	10,394	28,717	16,728	11,989	8,505
HIV-positive	887	170	717	1,168	113	1,055	2,204	650	1,634	1,929
Proportion of workforce tested[7]	33.4%	50%	24%	29%	40%	23%	39%	62%	26%	18%
New recipients of HAART[3]	563	0	563	843	Unknown	843	928	Unknown	928	875
Category 3-8 employees on HAART	5,638	0	5,638	5,688	0	5,688	5,561	Unknown	5,561	5,023
HAART patients who are employees[4]	9,745	3,090	6,655	9,761	3,133	6,628	9,925	3,545	6,380	5,750
Employees who have left HAART programme[5]	8	0	8	46	0	46	86	Unknown	86	127
HIV prevalence[6]	4%	1%	8%	6%	1%	10%	8%	4%	13%	23%

1 Voluntary counselling and testing

2 Highly active antiretroviral therapy

3 Entry-level mining employees (Category 3-8)

4 HAART patients alive and on treatment, total employees including category 3-8 employees

5 Employees who left HAART programme within 12 months of starting antiretroviral therapy (including retrenched employees with ill health and any other labour-related terminations)

6 The prevalence rate reported is based on the number of employees testing positive as a percentage of the total number of employees tested in a given period

7 VCT conducted as a percentage of total workforce (employees and contractors)

COMMUNICABLE DISEASE MANAGEMENT

We are collaborating successfully with the Department of Health in South Africa and local communities to control the spread of TB across all operations.

In June 2018, we actively participated in an international HIV and TB conference, sharing experiences of challenges in dealing with the social determinants of health from a corporate perspective. We also articulated our contribution to reducing the TB burden.

We have been acknowledged by the Global TB Caucus partnership for our ongoing efforts in helping to end TB and leading the private sector in reducing the rates of TB and HIV in South Africa. Sibanye-Stillwater and the Minerals Council represented the private sector and the mining industry leading up to and at the first high-level meeting of the UN General Assembly on the fight against TB (“United to end tuberculosis: an urgent global response to a global epidemic”) in New York on 26 September 2018. The meeting was attended by heads of state and health ministers from 192 countries who agreed to intensify efforts to eliminate TB and accelerate efforts to reach all affected people with prevention and care.

Our success in reducing the TB burden at our gold operations, from 832 cases in 2014 to 382 cases in 2018, can be attributed to improved access to primary healthcare at shaft clinics, staffed by qualified healthcare professionals who are able to detect TB outside the hospital environment, and treat the disease at an early stage.

Another contributing factor to the successful interception of TB transmission is the high retention rate of employees on HIV treatment at 12 months, which stands at 99% today. As TB is activated when a person’s immunity is weak, people enrolled in HIV treatment programmes indirectly control the spread of TB.

Over and above these medical initiatives, engagement with the Department of Health and local communities is ongoing (see  —View from the top—Stakeholder engagement). As a result, mainly due to actively seeking TB sufferers and co-ordination of care, we have seen a 61% decline in the spread of TB since 2013.

Sibanye-Stillwater health services provided strong leadership in the three provinces in which we operate:

•

In the Bojanala district of North West Province, all mining houses and medical aid schemes participate in the national Masoyise iTB initiative, which oversees TB contact tracing. We also participated in the 2018 TB/HIV summit, which was followed by the provincial World Aids Day event.

•

In the Lejweleputswa district of the Free State, we worked in partnership with the MHSC and the Department of Health on the 2018 World Aids Day. We believe that this partnership will realise the WHO End TB Strategy by 2035.

•

In the West Rand district of Gauteng, we work on community TB contact tracing through the Masoyise iTB initiative, which ensures that healthcare workers are trained and focus remains on reaching the National Strategic Plan 2017-2022 targets.

Sibanye-Stillwater Integrated Annual Report 2018	89

OCCUPATIONAL HEALTH AND WELL-BEING continued

SOCIO-ECONOMIC FACTORS AFFECTING HEALTH

A study of the social determinants of health and well-being within the workforce and communities around Beatrix – a district with the highest incidence of TB in South Africa – was concluded in 2018.

As it found that financial debt has a negative impact on employees’ health and well-being, our policy on the living out allowance, particularly in terms of its impact on informal settlements, is being reviewed.

In the SA operations, our employee indebtedness programme, Care for iMali, designed to address some of these issues has been well received.

In the US operations, our wellness programme, managed by a specialist service provider, pays attention to employee wellness at home and in the workplace, including the Financial Finesse programme in which certified financial planners provide solutions to employees, without any bias, in one-on-one or classroom-based settings.

FUTURE FOCUS

US PGM operations

The US PGM operations are not entirely different from other US employer-sponsored health plans in that high-dollar claimants are the primary drivers of our cost trend. Statistics demonstrate that the majority of our healthcare costs are incurred by a small fraction of our members. In 2019, we embarked on a three-year commitment with two robust and competing hospital systems in south-central Montana and created exclusive provider organisations through which we contract directly with the hospitals and their doctors. The hospitals have agreed to compete for our business, recognising that our financial contribution to the local healthcare community is a significant portion of their revenue stream.

We have introduced a unique benefit plan design that encourages patient and provider accountability. Managing the quality of care is an important new focus. The hospital systems have agreed to share financial risk for unsuccessful treatments. This is an exciting opportunity for an integrated approach to healthcare using primary care physicians to co-ordinate care, integrating delivery systems that optimise primary and specialty care, providing concierge-style nurse navigators to help members receive the most from their benefit plans, to answer healthcare questions, and to manage chronic conditions.

A team of US operations’ employees, consultants and healthcare professionals is dedicated to monitoring and evaluating the performance of these networks, and will recommend actions to leaders accordingly, based on the performance of hospitals and the new plans, and thus empower decisions that will have a positive impact on the health of our employees and their families.

SA operations

With a view to 2020, our SA operations are working to ensure that all employees have health insurance, that the scope of services is equitable, that healthcare is accessible and that employees are protected financially. Long-term relationships with funders and communities will form the basis of business dealings aimed at measurable healthcare outcomes.

Over the next five years, we will endeavour to extend universal healthcare coverage to the families and dependants of employees. We believe that we can achieve this by leveraging cost efficiencies and effective healthcare within the existing system.

Focus group discussions with our human resources and health departments, as well as organised labour, will continue to empower leaders and inform healthcare and safety decisions.

Sibanye-Stillwater Integrated Annual Report 2018	90

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT

APPROACH

Sibanye-Stillwater’s purpose – “our mining improves lives” – encompasses all stakeholders directly impacted by our mining activities as well as other stakeholders who may benefit indirectly from our mining activities (health and environmental benefits are derived from the use of PGMs to improve air quality, for instance). We engage meaningfully, as much as possible with our stakeholders, to ensure that we are in a better position to understand their perceptions of value and deliver accordingly for mutual benefit.

Our vision is to share the benefits derived from our mining operations with our communities not only to uphold our social licence to operate but also to spread our CARES values beyond the mine gate. Our aim is to tangibly and holistically improve the lives of those living in our host communities.

We share these benefits through partnership and collaboration, engaging transparently with communities, while integrating sustainable development into our decision-making processes.

In South Africa, there is a specific regulatory requirement for all mining companies to contribute to local and labour-sending area upliftment and development in order to secure a social licence to operate. Sibanye-Stillwater is committed to meeting and going beyond these targets in line with our vision.

In South Africa, governed by our policies on sustainable development, and on community and indigenous peoples, our socio-economic development programmes and corporate social investment (CSI) initiatives are overseen by the management-led Social Licence to Operate Committee, which monitors the impact of Sibanye-Stillwater’s socio-economic activities at the SA operations. The Social and Ethics Committee oversees and monitors, among others, the social impacts of Sibanye-Stillwater’s business activities on communities in SA and in the US, particularly given our role as an ethical, responsible corporate citizen.

For further information on the governance of our activities in relation to communities, see —Governance—Corporate governance and leadership—Report of the Social and Ethics Committee.

IN LINE WITH SUSTAINABLE DEVELOPMENT GOALS

We continue to make progress in aligning our socio-economic community development strategy with the aims of the United Nations (UN) Sustainable Development Goals (SDGs), focusing particularly on: Goals 1, 2, 3, 4, 8, 10, 11, 16 and 17

PERFORMANCE

SA operations

Our community engagement goes beyond maintaining our licence to operate – our social licence to operate in terms of earning the goodwill and trust of our host communities, and our regulatory licence by complying with regulations and the spirit of the law in terms of socio-economic development project implementation.

We contribute to our host communities and labour-sending areas, the society and the economy at large, by investing in socio-economic development initiatives, employing people who reside in the vicinity of our operations and through preferential local procurement.

Sibanye-Stillwater Integrated Annual Report 2018	91

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

In line with our approach to creating and sharing value, a stakeholder perception index has been developed to measure and monitor stakeholder perceptions. Initial testing of the index was conducted among selected stakeholder groupings, including communities in the vicinity of our gold operations on the West Rand and in the Free State in 2018. The index highlighted the following challenges, which we have reviewed and are responding to accordingly:

•

Employment – All job applicants have to undergo medical fitness tests, and criminal and credit record checks, before they are employed by Sibanye-Stillwater. This process has been misinterpreted by the communities as an attempt to limit local employment.

•

Legacy issues and transparency – an unintended consequence of the growth and changes Sibanye-Stillwater has undergone since it was established in 2013. Where legacy issues exist, due to unresolved historic issues with companies that owned the assets prior to us taking ownership, they are not ignored. Sibanye-Stillwater engages with communities in seeking resolutions.

•

Lack of local procurement opportunities – a major concern across communities in South Africa. To address this concern, the following activities will be undertaken in 2019, which are part of the implementation of the Enterprise and Sustainable Development Strategy:

-

Small, medium and micro enterprise (SMME) workshops to help capacitate local SMMEs and co-operatives, and to provide information on procurement opportunities at Sibanye-Stillwater in collaboration with the Local Economic Development Department of Rand West City Municipality, Gauteng Enterprise Propeller, Small Enterprise Finance Agency and Phakamani Impact Capital

-

Local procurement open days provide information to SMMEs who will also benefit directly from the services of the enterprise and supplier development (ESD) centres, which will be established in all our operating areas in 2019

For further detail, see —View from the top—Stakeholder engagement.

STAKEHOLDER ENGAGEMENT CONTEXT

•	Unstable community relationships: impact of historically poor relationship with the mining industry
•	Lack of accountability by local government: service delivery issues
•	Legacy issues: unfulfilled and unrealistic expectations, greater discontent and impatience
•	High rate of unemployment – highly literate but unemployed youth

STAKEHOLDER PERCEPTIONS

In our engagement with communities around our gold operations on the West Rand and in the Free State, specifically to test our new Stakeholder Perception Index engagement tool, we found historic misperceptions of a culture of non-engagement. Specifically, there were misperceptions of malicious intent, particularly relating to procurement, environmental issues, care and maintenance, and socio-economic development programmes.

The study also highlighted gaps in the municipality-led Integrated Development Plan (IDP) process, which is meant to determine and prioritise the needs of communities that ultimately inform our social and labour plans (SLPs). There is also an apparent misunderstanding of SLP funding and related responsibilities.

Communities are frustrated, believing that the mines do not respond to their grievances, particularly in relation to CSI, procurement and employment.

Regular communication is critical but structured communication platforms have not yet been established for Sibanye-Stillwater to proactively reach aggrieved communities. Existing engagement forums have formal memoranda of understanding but delivery is inconsistent and ineffective. Communities are reluctant to accept a single engagement platform as organised labour does not have to engage in this manner.

Solutions

Management has reviewed the outcome of the study and conducted feedback sessions with the communities. It has been recommended that we:

•	Focus on educating communities about our business and their rights
•	Increase consultation, internally and externally, on SLPs and related responsibilities
•	Assist communities to organise themselves so that engagement is constructive
•	Close historical gaps in procurement and socio-economic development
•	Support CSI and environmental programmes identified by local communities
•	Create consistent and open channels of communication
•	Implement effective conflict resolution/complaints mechanisms
•	Refocus all social interventions on the social closure strategy (life after mining/avoiding the creation of ghost towns)

We have improved governance of our internal processes to monitor and audit stakeholder engagement, including the development of a heat map to track the quality of relationships. A new issues resolution framework has been developed, aimed at ensuring community and stakeholder concerns are resolved speedily. This framework includes establishing grievance/complaints procedure so that communities and other stakeholders are more easily able to contact Sibanye-Stillwater and report their concerns. The latter was in response to criticism that we were not accessible. A hotline has been set up to facilitate contact with Sibanye-Stillwater, and community roadshows have been undertaken to explain procedures and processes implemented.

Sibanye-Stillwater Integrated Annual Report 2018	92

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

COMMUNITY COMPLAINTS PROCEDURE

A new community complaints procedure has been instituted. Its objective is to ensure that every issue or complaint is captured in a register, resolved and feedback provided to stakeholders within a stipulated turnaround time. In this way, issues will all be resolved before they develop into disputes.

An issues register has also been established to track grievances, monitor related engagement, prioritise issues raised and monitor time taken to resolve. A timeline for responses is also included to track regular, ongoing feedback. To maintain relationships based on trust, it is important that we deliver on our promises, and this framework will help to ensure that we do so.

There is also greater co-operation internally to address and resolve issues raised, such as employment and procurement opportunities.

A community immersion programme involving the executive and senior management of Sibanye-Stillwater aimed to promote understanding of the state of the communities around our mining operations and accompanying alternative economic activities in the Rand West City Local Municipality. Senior management visited communities residing in Glenharvie (mainly our employees), Venterspost, Simunye, Bekkersdal and Mohlakeng, guided by people who are familiar with the areas. The visit included engagement with key community leaders and interaction with project beneficiaries of the social development projects.

Subsequent to the immersion, some senior managers and departments pledged the following donations:

•	Food and vegetable seedlings for an orphanage in Simunye
•	Prefabricated recreational/office structures at a centre for elderly people in Simunye and a community-based organisation in Bekkersdal
•	Vegetable seedlings and perimeter fencing at the youth agricultural project in Simunye
•	Waste recycling bins for a woman-led project in Simunye
•	Possible procurement opportunities for community business structures and for the SLP projects supplying garments and fresh produce
•	Community leadership development training for community leaders at the Gordon Institute of Business Science
•	CCTV surveillance system troubleshooting at a shelter for abused women

SOCIAL CLOSURE PLANNING

Our social closure framework and plans, in relation to our socio-economic programmes, have been finalised. Planning for the related stakeholder engagement has begun. This framework and its accompanying plans go beyond mining and are more extensive than our SLPs, which are based on compliance.

In developing these plans, we are collaborating and strategising with municipalities, district and local, to identify economic activities that will endure post-mining. The plans, which will align with regional IDPs, will be driven and owned by the municipalities.

SOCIAL COMPACT PROGRAMME IN RUSTENBURG

As an initial step, we have engaged with the Rustenburg Local Municipality. An understanding of their vision for the future will feed into our regional social closure plans and into projects to be included in our SLPs. A specialist service provider was contracted to implement Phase 1 of a social compact programme in Rustenburg where we particularly need to earn the trust of our stakeholders. The programme included engagement with various stakeholder groupings to address their concerns and to work towards a common vision for mutual benefit.

BOKAMOSO BA RONA AGRICULTURAL-INDUSTRIAL INITIATIVE

The Bokamoso Ba Rona initiative is a unique, collaborative, multi-stakeholder approach to promoting sustainable economic activity through the development of a large-scale agriculture and bio-energy hub in areas of the greater West Rand District Municipality. Currently, the local economy depends predominantly on mining and there is a need to diversify economic activity. To this end, Sibanye-Stillwater has contributed 30,000ha of land, which is a substantial contribution to the sustainability of the local economy beyond mining, and an initiative that has been embraced and adopted by government.

This extensive regional project is part of the West Rand District Municipality’s Accelerator Programme aimed at promoting economic activity and ensuring the district’s economic viability.

The aims of the Bokamoso Ba Rona initiative are to:

•	facilitate creation of a sustainable post-mining economy
•	promote employment by emphasising labour-intensive opportunities with focus on agriculture
•	accelerate transformation by creating opportunities and providing ongoing development and training for local communities
•	facilitate comprehensive, sustainable local socio-economic development

On 12 October 2018, we participated in a workshop to determine the level of interest in establishing the Bokamoso Ba Rona agricultural-industrial activities in areas of the West Rand district surrounding Sibanye-Stillwater mining operations, and to learn about the potential value propositions, capabilities and modalities of involvement that interested stakeholders envisaged.

Responses indicated keen interest in pursuing agricultural ventures and, considering prior experiences with agricultural-industrial initiatives, the need to pursue a structured approach was identified.

Sibanye-Stillwater Integrated Annual Report 2018	93

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

It was therefore decided to establish a strategically planned and enabling framework for a sustainable programme that would serve the socio-economic development requirements of the district. It is particularly important to establish an effective agricultural-industrial value chain with planned related activities to ensure availability of critical resources and support structures, and to facilitate finance and access to markets.

A suitably qualified and experienced programme manager will provide strategic leadership, with oversight by the principals responsible for leading structured processes, to secure participation by the wide range of role players required to give effect to the programme’s strategic scope. Support will also be provided to SMMEs on delivering in line with the broader strategy, and on producing to the required quality and quantity. Existing smaller agricultural projects will feed into this larger project.

This initiative is in the planning stages with implementation still some way off. Given the complexity and scope of this ground-breaking initiative, there will be significant challenges to overcome. As the debates on land reform have highlighted, successful commercial agricultural-industrial ventures depend on far more than just access to land. The commitment and co-operation and alignment of the partners – business, local and national government, and the investment community – are vital.

A memorandum of understanding has been entered into with the partners, which include the West Rand Development Agency, the Gauteng Infrastructure Financing Agency and the Far West Rand Dolomitic Water Association. Other stakeholders include the Public Investment Corporation, the Department of Planning, Monitoring and Evaluation, the Merafong City Local Municipality and the Rand West City Local Municipality.

MINING CHARTER AND SOCIAL AND LABOUR PLANS

The latest amendment of the Mining Charter was released in September 2018 and the accompanying implementation guidelines on 19 December 2018.

Before work begins on its implementation on 1 March 2019, there will be a series of internal workshops to promote a better understanding of the requirements and to identify gaps.

The following salient points apply to our operations:

•	Existing mining right holders, licence and permit holders must implement the Mining Charter 2018 from 1 March 2019
•	Before 1 March 2019, existing right holders, licence and permit holders must maintain compliance with the requirements of the Mining Charter 2010
•	The first annual report on the Mining Charter 2018 must be submitted to the Department of Mineral Resources on or before 31 March 2020
•	Although our socio-economic development focus has moved beyond SLPs, they are nevertheless important, especially in terms of regulatory compliance.

The project backlog reported to the Department of Mineral Resources for the Cooke and Kroondal SLPs is expected to be completed by the end of 2019.

We plan to implement a data system to better manage and monitor our performance. This will enhance reporting on our performance and compliance, which is important as our mining rights depend on this. Internally, there is a gap in our understanding of obligations and responsibilities in terms of our SLPs. Training workshops, which began in January 2019, will be conducted across the SA operations to align understanding of the regulatory environment and internal reporting, to build capacity and to ensure that we deliver and comply in terms of our commitments and regulations. Organised labour will participate in these workshops.

Mining for non-miners training was conducted for Rand West City Local Municipality LED officials as well as members of the mayoral council responsible for economic development and planning, and corporate support services in 2018. Sibanye-Stillwater also conducted this course for portfolio heads and officials of the Rand West City and Merafong City local municipalities.

SLP STATUS

•

Driefontein and Kloof: Following submission of the SLPs for the five-year period 2017-2021 to the Department of Mineral Resources, requested changes were made and plans were resubmitted. We await final approval.

•	Beatrix: The SLP for 2017-2021 has been approved and implementation is underway.
•

Burnstone: The SLP for 2017-2021 has been submitted to the Department of Mineral Resources and we await approval. To align the SLP’s local economic development (LED) programme with the Dipaleseng Local Municipality’s IDP, agriculture was prioritised to address food security.

•	Cooke: Under care and maintenance, expenditure for SLPs has been stopped.
•	Rustenburg operations: The SLP for 2016-2020 has been approved and implementation is underway.
•

Kroondal: In terms of the current SLP (2016-2020), the LED project backlog is being addressed and implemented by Anglo American Platinum as per the pooling and sharing agreement with Sibanye-Stillwater.

GOVERNANCE

Internal governance of SLPs is undertaken through forums designed to monitor and evaluate implementation and Mining Charter obligations although this is not required by law. Meetings are convened quarterly with management and organised labour. In 2018, the gold operations held three official SLP forum meetings. At Kloof, a number of additional engagements were aimed at resolving disagreements about SLP targets. At the Rustenburg and Kroondal operations, SLP forum structures were set up in 2018.

Sibanye-Stillwater Integrated Annual Report 2018	94

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

Training workshops will be conducted in early 2019 to build capacity across the Group with focus on recruitment and skills development.

Sibanye-Stillwater has also initiated community forums to encourage constructive dialogue and to keep abreast of the impacts of the business and communities. In the Merafong area, close to the gold operations, three community forums were held in 2018.

In addition to community training provided on agriculture, leadership and enterprise development, Sibanye-Stillwater has extended CARE for iMali to communities. Community training on alternative economic skills also covers paraplegic rehabilitation, offered to former and current employees, and portable skills training (such as welding, plumbing, bricklaying, sewing and carpentry) by the Sibanye-Stillwater Academy in line with SLP targets.

SA operations: Socio-economic development expenditure (R million)

	2018			2017[2]			2016[2]			2015[2]	2014[2]
	Total	Gold	PGM	Total	Gold	PGM	Total	Gold	PGM	Gold	Gold
Local economic development	18	2.6	15.4	24	13	11	59	47	12	27	24
Human resource development
Communities	68.6	51.4	17.2	532	340	193	393	321	72	384	353
Employees	489.5	305	184
Employee housing and nutrition[1]	772	594	178	586	425	161	181	181	0	197	649
Health	10	10	0	3	3	0	4	4	0	6	5
Education	13.7	13.7	0	3	3	0	4	4	0	62	10
Sport, conservation and environment	0.345	0.345	0	0	0	0	0.4	0.4	0	1	10
Donations, community development and charitable gifts	2.7	2.3	0.4	10	8	2	15	12	3	14	1
Total	1,374	979	395	1,158	791.5	366.5	656	569	87	691	1,052
[1] Expenditure is reported inclusive of value-added tax (VAT) as no VAT is claimed in terms of the relevant Act [2] Previously reported human resource development figures included community and employees

SA operations: Enterprise development (R million)

2018			2017
Total	Gold	PGM	Total	Gold	PGM
11	7	4	1	0.5	0.5

COMMUNITY TRUSTS

Several trusts are in place at present. Some are community trusts and others are empowerment trusts. We are endeavouring to ensure that these trusts work while we attempt to combine and consolidate them.

We plan to establish a Group trust early in 2019 into which some of the trusts with similar objectives will be consolidated as a single trust that will implement the company’s CSI programmes.

It is envisaged that a foundation will be established to focus on all the social closure programmes designed to transcend the end of life of mine.

CORPORATE SOCIAL INVESTMENT

Management of CSI activities at our SA operations is being streamlined to ensure that it is focused and optimises benefits for beneficiaries.

Our policy on donations and CSI was amended in 2018, informed by financial constraints and the need to make an impact in focus areas. Instead of an ad hoc approach, CSI interventions will be funded over a fixed period, from two to three years, depending on the specific focus area.

In the West Wits region, we are supporting three homes for elderly and disabled people with an investment of R1.2 million in monthly food parcels over two and half years while providing the same people with skills to cultivate self-sustainable food gardens for their own consumption and to generate an income.

Our focus in Rustenburg is on supporting early learning development centres in partnership with other role players. To date, we have conducted training for caregivers and managers of the selected centres. Focus in 2019 will be infrastructure upgrades and the provision of learning material.

We are engaging with stakeholders to determine focus areas in the Free State.

SA operations: Corporate social investment in 2018 (R)1

Year	Total	Gold	PGM
2018	26,498,336	26,459,175	39,161
2017	15,764,552	13,789,367	1,975,185

1 Corporate social investment already included in socio-economic development table above

HUMAN RIGHTS

Sibanye-Stillwater conducts its business in line with national legislation, including the Constitution and the Labour Relations Act, as well as the International Labour Organization.

Sibanye-Stillwater Integrated Annual Report 2018	95

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

PROCUREMENT AND ENTERPRISE DEVELOPMENT

Participation by local community businesses in our organisation is one way of contributing to the economic development of communities around our mining operations. Local procurement was a major cause of strained relationships between Sibanye-Stillwater and local communities in 2018. A trust-building workshop with local businesses in Rustenburg addressed this by aiming to repair relationships through the transparent sharing of information about what we buy, opportunities available, our processes, and funding assistance as well as enterprise and supplier development programmes for local communities.

An intensified programme to unlock opportunities for local suppliers is being rolled out with focus on ring-fenced commodities and unbundling of opportunities on contracts with large suppliers.

Procuring services from local suppliers remains a challenge. Some of the issues are lack of relevant mining skills, pricing and contract deliveries. We have employed Phakamani, an enterprise development service provider to assist us in coaching and developing the skills required to support sustainable local suppliers. Participation by local suppliers therefore remains relatively low and legislated targets have been set to triple current spend.

Our enterprise and supplier development strategy includes support from financial services provider Phakamani Capital, as well as proactively identifying SMMEs and potential joint ventures, and establishing business centres across our operations. In 2018, 80 loans were approved to the value of R12.9 million for the benefit of 44 SMMEs, including 42 youth and 25 female entrepreneurs, and 593 jobs sustained for the duration of project and/or contract. As part of the interaction with Phakamani, 54 companies were mentored and trained.

A new procurement system called “Coupa” will be rolled out to the SA operations in 2019. This tool will enable effective interactions with our suppliers and make our procurement process more accessible and visible to our communities, and thus encourage involvement.

SA operations: Discretionary BEE procurement1

	Capital goods target (40%)	Consumables target (50%)	Services target (70%)
Gold
Beatrix	78%	84%	61%
Cooke 1, 2 and 3	49%	30%	80%
Cooke 4	0%	66%	44%
Driefontein	73%	81%	77%
Kloof	83%	84%	70%
PGM
Kroondal	83%	87%	81%
Rustenburg	88%	81%	84%
Total	82%	81%	76%

[1] The Mining Charter’s procurement targets apply to procurement that “excludes non-discretionary procurement expenditure” – this excludes expenditure that cannot be influenced, such as procurement from the public sector and state enterprises. Procurement targets therefore apply to discretionary expenditure over which Sibanye-Stillwater has influence.

SA operations: Total empowerment spend (2018)

Black-owned (historically disadvantaged South African) businesses	R million	% of total spend
Male-owned	9,005	65.01
Women-owned	1,874	13.53
Total	10,879	78.54

US operations

Throughout the course of 2018, the executive team at our US operations met with Montana’s federal delegation, including senators Jon Tester and Steve Daines, and representative Greg Gianforte, as well as Montana’s Governor Steve Bullock and key senior personnel at the Montana Department of Environmental Quality and Region 8 of the US Environmental Protection Agency. The meetings introduced our leadership team and informed these important stakeholders about the organisation, providing insight on a number of environmental issues, including the delegation’s views on I-186. For further information on I-186, see —Performance review—Minimising the environmental impact—US operations: Stop I-186 campaign.

We created a Community Giving Team in line with our charitable policy, which highlights our aim to support communities directly adjacent to our mines and processing facilities. The policy prioritises initiatives that support rural emergency and healthcare services, education (especially science, technology, engineering and mathematics), local community improvement activities and environmental stewardship. In 2018, the Community Giving Team supported over 100 organisations, including a US$25,000 donation to the Forests in Focus initiative, which addresses forest health and wildland fire risk across Montana. Since its inception, Forests in Focus has supported the treatment of more than 300,000 acres of forest, the production of nearly 190 million feet of board timber and the retention of 3,000 jobs in the forest products sector.

Through this initiative, the Montana Department of Natural Resources and Conservation also increased Montana’s stake in Forest Plan revisions and federal projects through the National Environmental Policy Act process, and supported local governments and collaborative groups in their efforts to effectively engage with the US Forest Service on projects important to their constituents and communities. This “all-lands, all-hands” collaborative approach developed in Montana informed Governor Bullock’s National Forest and Rangeland Management Initiative of the Western Governors Association, culminating in the release of bipartisan administrative and legislative recommendations to advance shared learning and best practices for forest restoration and management across the western US.

Sibanye-Stillwater Integrated Annual Report 2018	96

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

In addition, the Community Giving Team supported a number of local community organisations in 2018, including Montana Shakespeare in the Parks, which presents live theatre in rural communities, as well as Eagle Mount, a local programme that provides skiing and horseback riding opportunities to disabled children and adults, and the Yellowstone Big Horn Research Association, a local field research site dedicated to training area educators in geology.

GOOD NEIGHBOR AGREEMENT

More than 15 years ago, the then Stillwater Mining Company signed the Good Neighbor Agreement (GNA), together with three local stakeholder organisations: the Northern Plains Resource Council, the Stillwater Protective Association and the Cottonwood Resource Council.

Unique within the mining industry, the GNA provides an innovative framework for the protection of the natural environment while encouraging responsible economic development. It legally binds us to certain commitments and holds us to a higher standard than that required by federal and state regulatory processes.

Our commitments include transparent and productive interaction with all affected stakeholders, using the GNA as a vehicle for dispute resolution and positive stakeholder engagement.

US PGM operations: Philanthropic/social activities and related expenditure (US$)

	2018	May - December 2017
Community projects (42%)	162,600	60,050
Youth activities (13%)	50,900	53,125
Education (24%)	94,130	37,760
Emergency services (12%)	44,700	28,750
Cultural activities (9%)	35,500	15,100
Total	387,830	194,785

FUTURE FOCUS

SA operations

We will focus on education infrastructure, economic diversification through agriculture, and CSI in 2019 to facilitate and catalyse alternative economic activities aimed at skills development, job creation and food security – and thus ensure meaningful social closure beyond mining.

US operations

In 2019, our US operations will continue to focus on meaningful contributions that will enhance the well-being of local communities, assist local first-responders, and provide education opportunities to local students.

Sibanye-Stillwater Integrated Annual Report 2018	97

MINIMISING THE ENVIRONMENTAL IMPACT

APPROACH

Our environmental management team, guided by internationally recognised principles, including ISO 14001:2015, the International Council on Mining and Metals (ICMM) and the United Nations Global Compact, focuses on the execution of environmental initiatives aligned with Sibanye-Stillwater’s strategic objectives, vision and purpose. Mechanisms to give effect to these principles are embedded in our systems and approaches to the environmental challenges we face. Environmental challenges are considered in our core business and compliance risk management plans. We proactively address compliance while simultaneously promoting greater environmental responsibility leveraging technologies.

We have integrated and aligned environmental functions across our SA operations in terms of our vision 2020 environmental management strategy illustrated below. In-depth alignment with the US PGM operations, although initiated, will conclude in 2019. The five pillars and focus areas of our vision 2020 create value for all stakeholders. The strategy and structure of our environmental department, and the setting of strategic goals and objectives, and associated performance measures for 2018 and beyond, are premised on our vision 2020.

The environmental management system (EMS) adopted by Sibanye-Stillwater is broadly aligned with the principles of the international environmental management standard, iso 14001:2015.

In line with the strategic goal to strengthen Sibanye-Stillwater’s position as a leading international precious metals mining company, we have begun working towards renewing and enhancing our iso 14001-compliance across the group. Iso 14001 certification is expected by 2022 and a comprehensive gap analysis at all operations is planned for 2019.

Sibanye-Stillwater Integrated Annual Report 2018	98

MINIMISING THE ENVIRONMENTAL IMPACT continued

US AND SA OPERATIONS: SYSTEMS SUPPORTING ENVIRONMENTAL MANAGEMENT

We use technologies for proactive environmental management to make informed decisions for the benefit of all stakeholders:

•	Pivot: system to capture and manage environmental incidents and complaints
•

Syncromine: an audit system for the management of environmental non-conformances – the environmental module has been customised to schedule audits at planned work places based on these standard environmental checklists

•	Qlikview: a data analysis tool for water flow and air quality compliance to enable trend analysis and decision-making
•	Continuous emissions monitoring system (CEMS): online hourly monitoring of SO2 emissions
•	Arc GIS: platform where environmental water and air quality data is stored in the system, tools to determine compliance
•

Zednet: automated system to monitor water flow, consumption, quality and critical reservoir levels with a view to integrating all SA operations to identify anomalies and critical trigger parameters, thereby minimising water losses and risks against regulatory licences as well as provides tools to do trend analysis

IN LINE WITH SUSTAINABLE DEVELOPMENT GOALS

We continue to make progress in aligning our environmental management strategy with that of the United Nations (UN) Sustainable Development Goals (SDGs), focusing particularly on: Goals 6,  7,  9,  12, 13, 15 and 17

TARGETS

SA operations

To reduce/achieve by year-end 2018

•	Scope 1 and 2 carbon emissions by 27.3% by 2025, equivalent to an average annual decrease of 2.1%
•	Level 3 incidents by 20% year-on-year
•	Zero level 4 and higher incidents
•	Overall purchased water consumption by 15% year-on-year

Achieved by year-end 2018:

•	3.9% average annual reduction in Scope 1 and 2 carbon emissions (on track to meet and exceed target)
•	58% reduction in level 3 environmental incidents
•	Zero level 4 and above environmental incidents
•	3% decrease in the consumption of purchased water

In addition, the following was achieved:

•	At the SA operations, an energy intensity of 0.52 GJ per tonne of ore processed (2017: 0.60)
•	Overall improvement of 3% in discharge water quality compliance year-on-year with overall average of 73.7%

Note: The energy intensity factor takes into consideration purchased electricity and direct fuels used, which includes petrol, diesel, liquid petroleum gas, acetylene, coal and paraffin.

US PGM operations

Achieved in 2018

•	Completed written long-term environmental management strategies for all three US sites
•	Secured air permit modifications to enable expansion efforts at the East Boulder mine and Columbus Metallurgical Complex
•	Received various permit approvals for Stillwater expansion efforts
•

Implemented traffic management procedures at the Stillwater mine to ensure traffic counts remain in accordance with the Good Neighbor Agreement of 110 vehicles per day (currently 90-100 vehicles per day)

•	Began closure efforts for original tailings storage facility at the Stillwater mine

In addition to monitoring performance and ensuring compliance with the relevant legislation in each jurisdiction, and inspections by relevant government departments and agencies, environmental performance reports are submitted to executive management, with ultimate oversight by the Social and Ethics Committee and the Board. See —Governance—Corporate governance and leadership—Report of the Social and Ethics Committee.

Sibanye-Stillwater Integrated Annual Report 2018	99

MINIMISING THE ENVIRONMENTAL IMPACT continued

PERFORMANCE

CDP SCORE

The CDP, formerly the Carbon Disclosure Project, which runs the global disclosure system that enables companies, cities, states and regions to measure and manage their environmental impacts, has rated Sibanye-Stillwater as A- for the second consecutive year. This is within the leadership band and higher than the global metals and mining sector average of C, and higher than the Africa regional average of B.

A significant change in 2018 was the inclusion of Stillwater in our submission and the incorporation by the CDP of recommendations made by the Task Force on Climate-Related Financial Disclosures in their questionnaire, which included multi-disciplinary categories, governance, targets, energy, risks and opportunities.

COST SAVINGS

Sibanye-Stillwater’s environmental function has firmly embraced the challenge set by the Board and Executive Committee to effectively reduce costs through proactive management of environmental incidents, water conservation, carbon footprint management and reducing our reliance on Rand Water at the SA operations. Several cost-savings initiatives have been identified while others remain work-in-progress. Those identified and implemented do not compromise on legal compliance or our ability to deliver an efficient service to internal and external stakeholders.

SA gold and PGM operations

Our cost-savings initiatives include:

•	Improved efficiencies in contract management including checking and verification of invoicing for goods and services delivered
•	Reducing reliance on Rand Water through the treatment of water in compliance with the water use licence
•	Roll-out of water conservation and water demand management initiatives including leak detection and repairs
•	Engagement with the Department of Water and Sanitation to correct water resource management strategy charges

In 2018, the closure liability for the SA operations was reduced through concurrent rehabilitation and transfer of assets following the DRDGOLD transaction.

We have encouraged the South African government to extend the implementation date for the proposed Financial Provisioning (FP) Regulations to 20 February 2020, which, among other proposals, includes the potentially mandatory inclusion of 15% value-added tax (VAT) in all closure provisions.

A preliminary costing model has been developed to determine the potential impact of the proposed legislation, and all its aspects on our operations and Sibanye-Stillwater at large, and for only the 15% VAT component of the new FP Regulations. Our total closure provisions could increase by as much as just over R1 billion. The impact of, among others, the inclusion of latent and residual liabilities are still to be determined, as the proposed FP Regulations are not clear on this aspect. See —Rehabilitation and closure.

US PGM operations

Cost savings and efficiency initiatives include:

•	Maximising tailings backfill volumes to extend the operating life of our surface tailings storage facilities
•	Minimising underground water inflows to reduce the volume of water treated and managed
•	Concurrent reclamation to reduce long-term closure liability
•	Initiated closure of the original tailings storage facility at the Stillwater mine to reduce long-term closure liability
•	Ongoing water-treatment optimisation to improve treatment efficiency
•	LED lighting changes to improve lighting efficiency and reduce costs
•	New product reviews to reduce hazardous waste generation and related costs

WATER MANAGEMENT

Sibanye-Stillwater acknowledges that water is a critical resource, and considers an integrated approach to the management of its water footprint and its water systems infrastructure as a key component of its business strategy. Efficient water management is vital in terms of preservation, consumption and cost. We are therefore committed to the responsible use of water in a manner that is sustainable for production and host communities. We respect the environment, our host communities and employees with whom we share water, and strive to improve and ensure the safety and security of this precious resource.

Our water conservation and water demand strategy consists of various components:

•	using alternative available underground water sources to replace purchased water in line with the conditions of our water use licences
•	identifying and reducing wastage of water through the implementation of improved metering, water balance management, leak detection and repair initiatives

Sibanye-Stillwater Integrated Annual Report 2018	100

MINIMISING THE ENVIRONMENTAL IMPACT continued

Water use

	2018					2017				2016
	Group	US		SA		Group	US1	SA		Group	SA
	Total	PGM	Total	PGM	Gold	Total	PGM	PGM[8]	Gold	Total	PGM	Gold
Total water withdrawn[2] (ML)	125,844	4,073	121,771	15,992	105,779	125,800	2,447	14,4968	108,857	111,693	4,376	107,317
Water discharged[3] (ML)	70,791	3,580	67,211	0	67,211	70,586	1,714	0	68,872	65,833	0	65,833
Water used[4] (ML)	55,773	1,213	54,560	15,992	38,568	55,213	733	14,496	39,984	45,860	4,376	41,484
Total water purchased[5] (ML)	20,278	120.66	20,157	9,029	11,128	21,036	94	9,040	11,902	15,027	2,674	12,353
Water purchased from water services authorities (%)	36	10	37	56	29	38	13	62	30	33	61	30
Volumes treated[6] (Mt)	41.37	3.5	37.87	20.57	17.30	41.83	1.9	20.90	19.03	26.80	6.60	20.20
Intensity[7] (kL/tonne treated)	1.35	0.35	1.44	0.78	2.23	1.32	0.43	0.69	2.10	1.71	0.66	2.05

[1] For eight months from May to December 2017

[2] Total water withdrawn: water abstracted from groundwater sources and total purchased

[3] Water discharged into environment at licensed discharge points

[4] Water used: Total withdrawn minus water discharged

[5] Total water purchased: potable water purchased and waste water purchased at Rustenburg operations

[6] Volumes treated: Dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators

[7] Intensity: Water used/tonne treated

8 SA PGM figures restated to include purchased water at compressors, sewage works and villages, and a portion of groundwater abstraction, which was previously under-estimated

WATER USE MONITORING

At our SA operations, the Zednet automated water monitoring system was successfully extended to include all SA operations. More than 300 potable water meters are now being used to monitor water consumption continuously and to identify the location of water leaks. The monitoring system is also used to monitor water quality and critical reservoir levels.

The strategy to monitor and manage our water footprint is aligned with our strategy to be more independent of municipal water in order to improve our water security and reduce our dependence on external suppliers of potable water.

While Sibanye-Stillwater advances its critical water independence strategy, water cost saving initiatives continue.

WATER COST-SAVING INITIATIVES

In 2018, R245 million (2017: R231 million) was spent on the purchase of potable water, which was 4% less than it was in 2017. The cost of purchased water increased by 6.2% due to an average 10.3% annual tariff increase.

POTABLE WATER CONSERVATION AND WATER DEMAND MANAGEMENT

A key success factor to achieve independence from external water suppliers, is to reduce water demand by minimising leakage and losses. The table that follows compares 2018 potable water consumption with that of previous years and indicates the savings achieved.

Potable water purchased (ML)

Gold operations	2018	2017	2016[1]	2015
Beatrix	2,863	2,881	2,758	3,201
Cooke	1,790	2,123	2,692	4,112
Driefontein	1,603	2,210	1,657	1,726
Kloof	4,872	4,688	5,247	5,755
Gold – Total	11,128	11,902	12,353	14,794
PGM operations[2]
Kroondal	1,917	1,744	2,333	–
Rustenburg	4,557	4,637	4,977	–
PGM – Total	6,474	6,382	7,309	–
SA operations	17,602	18,284	19,663	14,794

[1] Includes Kroondal and Rustenburg operations for the full year

2 SA PGM figures include purchased water at compressors, sewage works, villages and a portion of groundwater abstraction, previously under-estimated

The SA gold operations reduced water purchased by 774ML (7%) despite the increase in the volume of water purchased for Kloof – 3% more as a result of several pressure surges at the Libanon supply point, causing increased leakage. This increase was offset by substantial decreases in water volumes purchased at Cooke and Driefontein. At Cooke, the decrease (333ML or 16% year-on-year) reflects the success of initiatives to reduce water leakages and losses. At Driefontein, a decrease of 607ML or 27% year on year reflects stable production of potable water from the Driefontein water-treatment facility and, to a lesser extent, the operational disruptions.

Consumption at the PGM operations increased by 1%, largely attributed to the water purchased at the Kroondal operation (173ML or 10% year on year) as a result of extremely dry conditions in the final quarter of 2018, necessitating an increase in the volume of potable water required to sustain production.

Sibanye-Stillwater Integrated Annual Report 2018	101

MINIMISING THE ENVIRONMENTAL IMPACT continued

SA OPERATIONS: STRATEGIC WATER PROJECTS

We operate in complex surface water catchment areas, which have numerous water users, including the communities, farmers, other industrial users and mining houses. Although water resources are monitored extensively, limited information is available in terms of quantification of residual and latent liabilities.

Project to quantify residual and latent liabilities

The aims and objectives of the project to quantify residual and latent liabilities are to:

•	Quantify the potential liabilities associated with our mining activities
•	Provide recommendations for mitigation
•	Align remediation approach (mitigation measures) with regulators and other water stakeholders

The project will consider all catchments in which we operate. Our SA gold operations, specifically the Wonderfonteinspruit and Loopspruit catchments have been prioritised as part of the study.

To date, findings of the assessed catchments have indicated the following:

•

The Upper Wonderfonteinspruit is seriously impacted by numerous water users in the catchment area. Management of discharge qualities, through strict control of discharge water treatment, remains a priority.

•

The mid- and lower-Wonderfonteinspruit show significant improvement in terms of water quality despite upstream inputs from the affected upper Wonderfonteinspruit. Discharge qualities from Driefontein and Kloof have shown excellent compliance and in-stream monitoring indicates that water quality requirements have largely been met. Management measures are expected to focus on habitat improvement, which will be explored further in the next phases of the project.

•

The Loopspruit, which receives input from Kloof, is in a good state in terms of water quality with excellent overall discharge compliance. Wetland areas and certain parameters will be considered during the course of subsequent phases of the study.

Cooke 4 shaft closure

Ezulwini Mining Company (EMC) appealed to the Minister of Environmental Affairs (appeal authority) against the Regional Manager: Mineral Regulation for the Gauteng regional office of the Department of Mineral Resources’ negative environmental authorisation decision dated 30 April 2018. EMC’s application to the Department of Mineral Resources was for the decommissioning of the underground mine workings and associated cessation of pumping operations at Ezulwini mine, Gauteng, under reference GP 30/5/1/2/2 (38) MR.

The appeal authority issued a decision on the appeal on 6 March 2019, which upholds EMC’s appeal and sets the Department of Mineral Resources’ negative decision aside and refers the matter back to the Department of Mineral Resources for reconsideration.

West Rand Trans-Caledon Tunnel Authority mine drainage treatment facility

Successful operation of the dewatering and acid mine drainage (AMD) treatment plant led to a drop in the level of the Western Basin water table from 7.7m to 11.68m below the 18 winze decant point in 2018. In total, 11 670ML of impacted AMD mine water was treated, achieving 96.5% compliance to the directive limits, and discharged into the Tweelopiesspruit.

Driefontein North Shaft potable water treatment plant

In 2018, this plant achieved the following:

•	Cost savings of R42.6 million
•	Produced 3,493.5ML blended softened water
•	Complied fully with SANS 241 water quality

Cooke 4 potable water treatment plant

The Ezulwini potable water treatment plant’s stable operation enabled lower municipal potable water consumption. The plant tested Crystalactor® technology for the treatment of mine service water in the past year, showing greater metal removal potential for application at other sites.

In 2018, this plant: achieved the following:

•	Cost savings of R7.2 million
•	Produced 1,068ML of softened water
•	Complied fully with SANS 241 water quality

Cooke underground closure planning

Alternative regional socio-economic solutions for the long-term sustainable closure of Cooke’s underground mining operations have been completed.

Sibanye-Stillwater Integrated Annual Report 2018	102

MINIMISING THE ENVIRONMENTAL IMPACT continued

The most environmentally responsible and cost-effective, sustainable closure solution for these operations includes installation of four concrete plugs between Harmony’s Doornkop mine and Cooke 1, followed by natural rewatering of the mine workings. A closure plan, with specialist studies in support of the closure strategy, has been completed.

West Rand tailings retreatment potable water pilot plant

A water treatment pilot plant is to be established at Kloof 4 to reduce high salt load in service water, thereby extending the life of the existing infrastructure and facilitating maintenance savings of about R3 million.

Wastewater treatment works optimisation

All our wastewater treatment works at the SA operations were reviewed to identify opportunities to improve water discharge compliance and to reduce operating costs. The review highlighted optimisation opportunities across the SA operations, including the conversation of the Kroondal wastewater treatment works to a transfer station, leveraging the under-utilised Waterval wastewater treatment works, which is running below capacity.

US PGM operations

Efficient and proper management of US PGM operations’ water resources continues to be a critical and focused operational effort. Due to the nature of our rock associated with the J-M Reef, neither acid-rock drainage nor metal mobility is a concern. Our primary constituent of concern is nitrogen that is introduced by blasting agents and dissolved in the water flowing through the mines. Given the pristine environment where our mines are located, we focus on proper management of the water following treatment.

First, we employ all reasonable efforts to limit the volume of water encountered underground.  Mine water grouting programmes are instrumental in limiting water inflows in our footwall laterals.  While driving a footwall lateral, the area in front of the drive is constantly probed with drills to evaluate rock conditions and major water sources.  Should a major water source be identified, the drill hole is then used to grout and seal off the water source and allow mining through that zone with limited inflow.

Water encountered in the stoping (mining) blocks must be managed through water treatment and management systems. Limited grouting occurs in these areas, because they are actively mined in multiple cuts. This water generally contains elevated nitrogen from the blasting process.  From the stopes, this water is brought to surface to manage. Initially this water is recycled and reused as make-up water in the mill and tailings storage facilities, underground for drill water, in equipment washbays; and for dust control, among other uses. As a result of these water recycling efforts, very little fresh water is necessary for operations. Generally fresh water use is associated with potable water needs, including drinking and showering.

The balance of the mine water not recycled is treated through our mixed-bed bioreactors where the nitrogen contained in the water is converted to nitrogen gas in a biological process and released to the atmosphere. These treatment plants remove upwards of 90% of the nitrogen contained in the water stream. As a result, the discharge of remaining nitrogen in the water is consistently 15% to 30% of regulatory limits or lower. Following treatment, the mine water is either returned to groundwater through a combination of percolation ponds or a groundwater injection well or land-applied using agricultural pivots for beneficial use.

US OPERATIONS: WATER MANAGEMENT PROJECTS

During the year, the following specific water management projects were advanced at the US PGM operations:

Hertzler percolation ponds

As a result of the need for increased water disposal capacity at the Stillwater mine, the Hertzler percolation ponds were permitted and constructed. These new percolation ponds increase water disposal capacity by a minimum of 1,000 gallons per minute (gpm). This treated water exceeds drinking water standards and is percolated into the groundwater system near the Hertzler tailings storage facility to improve the hydrologic balance.

Water treatment plant expansion

With ongoing expansion activities associated with the Blitz Project, the water treatment capacity at the Stillwater mine was increased from approximately 1,250gpm to 3,000gpm. This treatment plant expansion continues to focus on biological denitrification.

Benbow injection well optimisation

The injection capacity of the existing Benbow injection well was increased from 500gpm to 900gpm with the addition of new pipelines and a booster pump. Prior to the upgrades, an extensive hydrologic and engineering evaluation was completed to ensure increasing injection pressures would not compromise the integrity of the well construction or the injection formation. A study was also completed to evaluate the possibility of converting the Benbow potable well to an injection well, if needed.

Clarifier thickener upgrades

At the East Boulder mine, we began installing a new thickener tank in advance of the water clarifier. With increasing mine water flows and solids loading, the new thickener, in combination with the clarifier, will allow the mine to continue to meet targeted water quality and discharge solids loading in the mine water percolation.

Sibanye-Stillwater Integrated Annual Report 2018	103

MINIMISING THE ENVIRONMENTAL IMPACT continued

GENERAL RISKS

Through a robust risk management process at our SA operations, we have identified the following general environmental risks for which action plans and mitigation strategies have been developed and are being implemented:

•	Changes in legislation due to FP Regulations
•	Preserving water in North West for sustained and continued operations
•	Slow responses from regulators in respect of approving licences and amendments
•	Regional water closure strategy and alignment of industry, community, local and national government among others
•	Closure of Ezulwini and the ongoing legal battle to obtain regulatory approvals for this process
•	Residual and latent liabilities
•	Climate change and global warming

COMPLIANCE

SA gold and SA PGM operations

At our SA PGM operations, new water use licences were issued for our Rustenburg and Kroondal operations. The Rustenburg water use licence has been reviewed. We are engaging with the regulator to align conditions where clarity is required.

Although no new water use licences were issued for the SA gold operations, we have had successful interactions with the Department of Water and Sanitation about the water use licence amendment applications submitted. While we continue to engage with the regulator, we expect the amended water use licences to be issued during the first half of 2019.

General authorisation for the reclamation and rehabilitation of historically impacted wetlands at all Cooke operations has been approved.

The third phase of the integrated water use licence application for Burnstone is underway, including public participation and submission of final specialist assessment reports. The Department of Water and Sanitation visited the site and did not find any serious concerns.

Average underground and effluent discharge compliance improved by 3% across all operations with plans to address compliance challenges.

South African legislation, primarily through the National Water Act and supported by the National Environmental Management Act, requires the management and protection of the water resource, for all users. Legislation takes into account all watercourses – rivers, drainage lines or wetlands. Requirements for the licensing of activities occurring within the legislated buffer areas of these watercourses requires not only the registration of the water use but also specialist assessments, monitoring, management and mitigation measures to be implemented.

Within the SA operations, we influence the three major catchment areas in which we operate – Crocodile West/Limpopo (gold and PGM operations), Olifants (PGM operations) and Vaal (gold operations) – in terms of direct and indirect water quality and quantity contributions and abstractions, changes in habitat and flow patterns as well as associated changes in biological components.

Operation	Compliance (%)		Comment
	2018	2017
Beatrix Treated effluent	97	95	• Largely consistent results with a slight improvement due to management interventions
Burnstone	82	88	• Decrease in in-stream compliance due to non-mining contributions in the catchment following temporary stoppages in the discharge
Driefontein Underground water	97	81	• Stricter operational control focusing on contractor management and reporting has resulted in improved reaction to areas of concern
Driefontein Treated effluent	91	86	• Stricter control in operational aspects
Ezulwini Underground water	62	64	• Outcome of partial closure application as well as the proposed amendments to unrealistic water use licence discharge limits are awaited
Kloof Combined underground and treated effluent	86	86	• Overall compliance has remained consistent • Amendments of unrealistic licence conditions are being processed by the Department of Water and Sanitation
Cooke Underground water	56	56	• Medium-term strategies for the removal of mud from surface and underground dams has resulted in improved compliance which will be evident in 2019

These influences are monitored using the following techniques:

•	Routine sampling and analyses of water quality, including tracking of issues and management measures to ensure compliance with licences and the protection of other water users
•	Monitoring biological indicators to determine spatial and temporal trends in terms of the influences exerted by mining-related activities
•

Water quantity monitoring and analyses using water and salt balances to determine improvements in terms of efficiencies and cost-saving initiatives to achieve water conservation and water demand management targets

Over and above the river systems for which the monitoring and management initiatives described above are performed, numerous smaller systems, such as drainage lines and wetlands are also managed by:

•	Specialist wetland assessments to determine wetland boundaries, health and management measures, and monitor management measures

Sibanye-Stillwater Integrated Annual Report 2018	104

MINIMISING THE ENVIRONMENTAL IMPACT continued

•	Floodline delineations to determine watercourse floodline boundaries, including drainage lines

SA OPERATIONS: WETLANDS IN REHABILITATION

In natural water systems, wetlands act as purifiers in freshwater systems. The wetland’s natural ability to attenuate flows and reduce the concentration of potentially harmful constituents can be enhanced in constructed wetland systems to assist in water treatment.

Careful design is critical and, while wetlands are less intensive in terms of resource and maintenance, as opposed to conventional chemical and mechanical treatment technologies, they require maintenance.

The ability to replicate the benefits of wetlands through the artificially constructed wetlands has resulted in the implementation of several wetland initiatives. The aims of which are to re-establish the once functional wetland systems that have been historically impacted.

Increasingly applications of these passive treatment solutions are becoming more popular in respect of water quality management due to the comparatively low maintenance and operational costs associated with these systems. They also continue to perform beyond the life of an operation.

SA operations: Biodiversity assessments

Biodiversity assessments have been conducted at Driefontein, Kloof and Burnstone. Similar assessments are being conducted at Beatrix, Rand Uranium and Ezulwini, as well as an update at Burnstone. The following species of interest, as per the International Union for Conservation of Nature (IUCN) and South African National Biodiversity Institute (SANBI) Red List data, have been found, although this is not a comprehensive list of all species in the respective areas.

IUCN/SANBI Red List status	No. of species observed	Species observed
Near threatened	12

•  Eupodotis caerulescens (Blue Korhaan)[1,3]

•  Mirafra cheniana (Melodius Lark)[2]

•  Adromischus umbraticola subsp umbraticola (Cliff Andromischus)[2]

•  Panthera pardus (Leopard)[2]

•  Miniopterus schreibersii (Natal Clinging Bat)[2]

•  Rhinolophus clivosus (Geoffroy’s Horseshoe Bat)[2]

•  Rhinolophus darlingi (Darling’s Horseshoe Bat)[2]

•  Myoti tricolor (Temminck’s Hairy Bat)[2]

•  Vulpes chama (Cape Fox)[3]

•  Leptailurus serval (Serval)[3]

•  Atelerix frontalis (Southern African Hedgehog)[3]

•  Adromischcus umbraticula[3]

Declining	2	• Boophane disticha (Gifbol)[2,3] • Hypoxis hemerocallidea (African Potato)[2,3]
Vulnerable	2	• Rhinolophus blasii (Blasius’s Horseshoe Bat)[2] • Tyto capensis (African Grass Owl)[3]
Protected	1	• Opistophthalmus pugnax (Burrowing Scorpion)[2]
Endangered	1	• Circus ranivorus (African Marsh Harrier)[3]
[1] Burnstone [2] Driefontein [3] Kloof

Sibanye-Stillwater Integrated Annual Report 2018	105

MINIMISING THE ENVIRONMENTAL IMPACT continued

SA OPERATIONS: IDENTIFYING A NEW SPECIES

A potentially new distinct fish species was found for the first time within the Leeuspruit (Upper Vaal Catchment), downstream of Kloof, during the biomonitoring low-flow assessment in 2018.

The fish has been classified as Enteromius pallidus (Goldie Barb) although recent literature indicates that, due to the location of this species, it is likely to represent a completely unique species.

Further monitoring and specific sampling will be performed to establish another data set with a view to confirming that this is a new species and to assist in the formulation of a management programme to protect the fish.

US PGM operations

A number of significant environmental management, compliance, sustainability, and stakeholder engagement achievements and milestones were achieved during 2018. These efforts cross multiple management media types from air, waste, and water and focus on stakeholder engagement, minimising our environmental footprint, and strategic planning. As an industry leader in environmental stewardship we believe in continuous improvement through collaboration, innovation and balancing our activities with the natural environment.

Examples in the past year include:

•

Compliance – During the year, the US PGM operations operated significantly below permitted discharge limits for SO2 air emissions, and nitrogen discharge. SO2 emissions were under 5% of permitted limits and nitrogen discharge was continually less than 30% of permitted limits.

•

Water treatment expansion – At the Stillwater mine, water treatment facilities were expanded from a treatment capacity of 1,250gpm to 3,000gpm. This will ensure adequate water treatment capacity with ongoing expansion of the Blitz project.

•

Adaptive management planning – Through the Good Neighbor Agreement, Sibanye-Stillwater has been working with the Stillwater Protective Association and Cottonwood Resource Council to develop a stakeholder-driven, independent water monitoring and assurance plan aligning with the goals and objectives of the Good Neighbor Agreement. This adaptive management plan has been developed to adjust as conditions change, knowledge improves, regulatory criteria is modified or as targets change.

•

Defining tailings management best available technology – In collaboration with our stakeholders, including the Montana Department of Environmental Quality, the US Forest Service, and the Good Neighbors, and with support of an internationally recognised independent review panel, we have been defining site-specific best available technology for future storage of our tailings materials.  This includes a comparison of filtered tailings, thickened tailings, paste tailings, co-mingled tailings, and conventional tailings slurry.

•

Closure of the Stillwater mine tailings storage facility – During 2018, we initiated closure of the original tailing storage facility at Stillwater.  These activities included design level cone-penetration testing and initial placement of geosynthetics and a waste rock cap placement in the southwest corner of the facility. Closing and dewatering the facility is estimated to take about four years.

•

Recycling – Sibanye-Stillwater continues to operate the world’s largest autocatalysts recycling programme.  In 2018, over 686,592 3E PGM ounces were fed at the recycling operations in the US. For comparison, 592,608 2E ounces were mined in the US in 2018.

•

Strategic planning – During the year, the US PGM operations developed long-term strategic plans related to future tailings and waste rock management, characterisation and permitting; long-term water management; and air permitting.  These plans are iterative and designed to complement the existing mines and business plans.

•

Stillwater Protective Association community barbecue – In association with the Stillwater Protective Association, Sibanye-Stillwater hosted a community Good Neighbor barbeque at its Beartooth Ranch. This barbeque included an evening of presentations, and a question-and-answer session for community members and interested visitors on the operation of and activities at Stillwater, including interaction with Sibanye-Stillwater’s CEO, Neal Froneman, and other executive team members.

US OPERATIONS: STOP I-186 CAMPAIGN

Our leadership in the industry coalition Stop I-186 campaign, which would have stifled mining development in the state of Montana, contributed to a resounding “No” vote.

Initiative 186 (I-186) would have required the Department of Environmental Quality to deny a permit for any new hardrock mine in Montana unless the mine’s reclamation plan provided clear and convincing evidence that the mine would not require perpetual treatment of water polluted by acid mine drainage or other contaminants. The supporters of I-186 stated that the terms “perpetual treatment”, “perpetual leaching” and “contaminants” had not been fully defined and would require further definition by the Montana Legislature or through Department of Environmental Quality rulemaking.

Opposition to I-186 represented a diverse cross-section of organisations and groups in Montana, including Sibanye-Stillwater. All agreed that it would have a negative impact on mining and the state of Montana – upsetting the balance that provides for thousands of families while protecting the environment.

Sibanye-Stillwater maintains that “our mining improves lives.” We are the largest industrial employer in Montana with more than 1,600 employees. Conducting our business among the world’s most pristine landscapes is a unique privilege, and we are stewards of the environment not only because of our regulatory and social obligations but also because we live and recreate there. We believe in our unique balance between environmental stewardship and responsible rural economic development, which I-186 jeopardised.

Sibanye-Stillwater Integrated Annual Report 2018	106

MINIMISING THE ENVIRONMENTAL IMPACT continued

INCIDENT MANAGEMENT

As per Sibanye-Stillwater’s procedures require that, all incidents are reported, investigated, classified and managed according to their potential risk and impact on the environment. Root-cause analyses are conducted to inform appropriate action plans that will mitigate potential impacts and also prevent a recurrence of the incident. All incidents are classified, evaluated and reported internally on a monthly basis and externally to the regulators when required.

While we consider all environmental incidents serious, we disclose all level 3 (short-term impact), level 4 (medium-term impact) and level 5 (long-term impact) environmental incidents to the relevant competent environmental authority/regulator.

SA gold and SA PGM operations

In 2018, no level 4 or 5 incidents were reported with a 58% decrease in the number of level 3 incidents. The total number of level 3 incidents decreased to five (2017:12) with all of the incidents closed out. Two level 3 incidents were reported at our gold operations and three at the SA PGM operations. Four of the incidents related to mine dam overflows and one to the discharge of mine water following theft of a pipeline. The impact of these incidents can be classified as negligible or low with a short duration.

The decline in incidents reported followed as a result of the below average rainfall recorded in 2018 as well as the thorough management root cause analysis and controls in place.

Major non-conformances increased to 94 in 2018 (2017: 22) following a more stringent management review and control process and implementation of a new procedure classifying water discharge quality compliance and dust fall exceedances as non-compliances.

The procedure uses several water quality limits and criteria, frequency of exceedance, as well as toxic and chronic effect limits to determine the severity of the non-conformance.

54% of the non-conformance reported at the gold operations (29 from 54) resulted from exceedances of the licensed discharges limits.

93% of the non-conformance reported at the SA PGM operations (37 from 40) resulted from dust exceedances resulting from the transportation of surface material for reprocessing. An air quality assessment was conducted to determine high-risk areas and effective abatement measures have been implemented.

US PGM operations

The US PGM operations experienced one level 3 incident and 30 internally reportable events during the year. All releases were immediately cleaned up and remediated.

We continue to leverage technology to reduce air emissions to levels well below state and federal limits. Air quality at our US operations are mainly affected by sulphur dioxide (SO2) at our processing facilities. Gases released from smelting operations are routed through a state-of-the-art, dual alkaline, gas/liquid scrubbing system, which removes approximately 99.8% of SO2. During the year, 2.6 tonnes of SO2 was released, amounting to 3.3% of our permitted limit. Monthly discharge rates have been routinely less than 5% of annual permitted levels.

In March 2018, we submitted air quality permit modifications for the Columbus Metallurgical Complex and the East Boulder mine to accommodate increasing processing and production rates. The 13800 Blitz vent raise minor revision was submitted to the Forest Service and State of Montana to permit the necessary ventilation breakout needed to support ventilation demands together with 50E portal in-take at the Stillwater mine. The Montana Department of Environmental Quality has also approved an amendment to the East Boulder mine site’s air quality permit to allow average annual ore production of up to 3,000t per day.

CARBON MANAGEMENT

Sibanye-Stillwater considers climate change to be one of the most pressing global environmental challenges of our time, and we recognise the importance of proactively managing our carbon footprint in the global context. We are also committed to contributing to a global solution by deploying responsible strategies and actions.

We have been voluntarily monitoring and reporting on our carbon emissions in our annual and investor reports, including those compiled for the CDP, using the World Resources Institute’s Greenhouse Gas Protocol to determine our carbon inventory.

In 2017, the South African Department of Environmental Affairs promulgated regulations for mandatory annual reporting of carbon emissions, primarily to inform the national inventory. Sibanye-Stillwater’s first annual report in this regard was submitted to the Department of Environmental Affairs in March 2018.

The South African government has set the trajectory for the country’s nationally determined carbon emissions as follows: greenhouse gas emissions are planned to peak between 2020 and 2025, to plateau for 10 years from 2025 to 2035, and to decline from 2036 onwards.

Notwithstanding government’s intention, we strive to reduce our carbon emissions year-on-year. During 2018, our 2010 base-year emissions were reviewed and recalculated in accordance with the Greenhouse Gas Protocol to incorporate the US-domiciled Stillwater operations acquired in 2017 as well as the DRDGOLD transaction concluded in July 2018.

The Intergovernmental Panel on Climate Change requires, by 2050, carbon emissions to decrease by 49% to 72%, relative to 2010 levels, and thereby to limit the increase in global average temperatures to below 2°C. We have aligned our carbon-emission reduction objectives accordingly and aim to reduce emissions annually by an average of 2.1%.

Our base-year (2010) Scope 1 and 2 emissions, incorporating Stillwater and the DRDGOLD transaction, amounted to 7,808,692 tonnes carbon dioxide equivalent (CO2e).

Sibanye-Stillwater Integrated Annual Report 2018	107

MINIMISING THE ENVIRONMENTAL IMPACT continued

Group Scope 1 and 2 carbon emissions declined by 14% from 2017 to 2018. Our carbon management activities (secondary sealing) at Beatrix reduced carbon emission levels by 198,522 tonnes (described below).

GROUP: CARBON EMISSIONS TARGET

The proposed carbon emissions target for the Group was sent to the Science Based Targets Initiative (SBTi) for review against their assessment criteria.

SBTi, a collaboration between CDP, the United Nations Global Compact, World Resource institute and the World Wide Fund for Nature, is aiming for science based target setting to become standard business practice by 2020 so that corporations will play a major role in driving down global greenhouse gas emissions.

The Group target, to reduce absolute scope 1 and 2  GHG emissions by 27% by 2025 from a 2010 base year. On 26 March 2019, the SBTi approved the Group target demonstrating that our emissions reduction targets conform to the required science-based calculation methodology and are aligned to contribute to the global climate change challenge.

SA operations

Annual total CO2e emissions, Scope 1 and Scope 2, declined by 3.9% (2017: 2.0%) in 2018 to 5,525,134t CO2e, exceeding our year-end target of 2.1%. On 5 February 2019, the Standing Committee on Finance adopted the Carbon Tax Bill. A carbon levy on petrol and diesel comes into effect from 5 June 2019. The financial impact of the carbon levy on petrol and diesel is estimated to be R2 million per annum (on the basis of the 2018 fuel consumption levels). Should the carbon tax levy be fully enforced, we would be liable for approximately R4 million per annum, based on current emission levels and where a carbon tax is levied on Scope 1 emissions (Phase 1 of carbon tax implementation). Phase 2 of carbon tax implementation is expected to begin in 2023 and it could be extended to include a tax on electricity. During Phase 2, the carbon tax on electricity purchased from Eskom could be passed on to consumers. We submitted our comments on the proposed Carbon Tax Bill to National Treasury on 9 March 2018, rejecting it on the basis of the financial impact on marginal operations.

Scope 1 emissions (direct fuels) decreased by 28% year on year due primarily due to reduction of fugitive mine methane as a result of the secondary sealing at Beatrix. Scope 2 emissions (purchased electricity) decreased by 12% primarily due to the implementation of energy efficiency projects.

The implementation of energy efficiency projects has been instrumental in the continuous reduction of our carbon footprint and therefore the potential carbon tax payable.

Operational changes, such as the cessation of underground mining at Cooke 1, 2 and 3 (reduction of 94,804MWh and 91,960t CO2e in carbon emissions) as well as disruptions following safety related incidents at Kloof and Driefontein, power disruption earlier in the year at Beatrix, and damage to footwall infrastructure providing access to the western side of the Masakhane shaft contributed to the decreased consumption and emissions.

To maintain alignment with the long-term national emissions reduction trajectory, switching to low-carbon fuel sources where feasible is desirable. The first 50MW unit of the planned solar photovoltaic plant, to be constructed in the West Rand near the gold operations, is expected to be completed by late 2020, subject to final government approvals, and will reduce carbon emissions by 129,858t CO2e per annum.

SA OPERATIONS: AIR QUALITY MANAGEMENT

A standardised procedure for air quality management monitoring and reporting was finalised in April 2018. This procedure standardises the dust management approach across SA operations.

Key developments during 2018 included active participation in the Highveld Priority Area Implementation Task Team to minimise emissions as well as the completion of an air impact assessment at the Burnstone operation. Burnstone is located in a declared air priority area.

While emissions from Burnstone are largely within legislated limits, air quality in the area is poor due to the cumulative effects of emissions from numerous non-mining related facilities. Burnstone has an approved dust management plan to minimise emissions.

A similar dust risk study was conducted at our SA PGM operations in 2018. The study provided a dust risk profile and quantified particulate matter emissions from major sources so that dust sources could be prioritised.

Quantification of emissions will also be used for annual emissions reporting to the Department of Environmental Affairs South African Atmospheric Emission Licensing and Inventory Portal in March 2019.

Communities are considered as sensitive receptors during air impact assessments. Dustfall regulations require areas to be classified as residential or non-residential in accordance with the local town-planning scheme. Dustfall monitoring networks comprise representative sampling at monitoring points on residential and non-residential sites, and may also include off-site communities. Monitoring results are compared with the limits stipulated in the dustfall regulations, and together with exceedances, reported to the authorities (district municipalities as legislated competent authorities on local air-quality matters).

Atmospheric emissions licences or provisional atmospheric emissions licences are in place at all operations where they are required: Beatrix, Burnstone, Cooke, Driefontein and Kloof.

All operations submitted annual reports for licensed activities on the Department of Environmental Affairs National Atmospheric Emissions Inventory System online portal in March 2018. The next submission is scheduled for March 2019.

Sibanye-Stillwater Integrated Annual Report 2018	108

MINIMISING THE ENVIRONMENTAL IMPACT continued

US PGM operations

Annual average Scope 1 and Scope 2 carbon emission levels declined by 5.0% (2017: -0.2%) in 2018 to 141,237 tCO2e.

Scope 1 emissions (direct fuel use) increased by 44% due to higher consumption of diesel for transportation and explosives usage related to the Blitz expansion project. Scope 2 emissions (purchased electricity) decreased by 48% primarily due to a change from a thermal to hydro source of electricity at the Stillwater mine and Columbus Metallurgical Complex.

The Stillwater mine is currently testing a battery powered load haul dumps off-shaft. Depending on testing, this may reduce Scope 1 emissions while correspondingly increasing Scope 2 emissions with battery charging. The US operations also continue to replace existing lighting fixtures with LED bulbs.

ENERGY EFFICIENCY

SA operations

To counter the prospects of rising electricity costs in South Africa, management continues to pursue energy efficiency opportunities at our SA gold and PGM operations in order to limit or reduce the impact on our cost base.

In 2018, the SA gold operations consumed a total of 3.79TWh of electricity – an 8.9% reduction from 2017 consumption of 4.16TWh, largely as a result of energy efficiency improvements, mine incidents, the strike and Eskom interruptions. Successfully implemented energy-efficiency projects enabled 4.5% of the 8.9% reduction in consumption and saved R179 million in electricity expenditure. The SA PGM operations achieved a reduction in electricity consumption largely through footprint optimisation and mill reconfigurations.

In parallel, management continues to actively participate in several forums aimed at resolving the operational and financial woes faced by Eskom, and the mapping of its medium- to-long term path through the energy transition. These forums have included engagement with stakeholders such as Eskom, directly, government, the National Energy Regulator of South Africa, the Energy Intensive User Group and the Minerals Council South Africa. Sibanye-Stillwater also presented at the public hearings for Eskom’s Regulatory Clearing Account applications for Multi-Year Price Determination (MYPD) 3 (years two to four and, separately, year five) and MYPD4, advocating affordable electricity to ensure the sustainability of our operations and global competitiveness.

In terms of NRS048-9, in the event that Eskom cannot supply national electricity demand and institutes load shedding, the operations are issued a “load curtailment” instruction several hours in advance, calling for a managed electricity consumption reduction of 10% (Stages 1 to 2), 15% (Stage 3) or 20% (stage 4), depending on the severity of the event. In response to the load curtailment events experienced in Q4 2018 and Q1 2019 thus far, operations management has managed to minimise production losses and have put in place plans to limit any impact and risks associated with potential future load curtailment events.

Looking forward, the 2019 energy management strategy has been improved to focus on holistic energy efficiency using digital applications, such as digital twinning. The strategy will also continue to focus on ongoing improvements in the use of compressed air, pumping, ventilation and refrigeration, as well as the elimination of waste consumption, application of new technologies and footprint optimisation. This will ultimately reduce electricity consumption and expenditure. The new approach is expected to achieve a net electricity consumption reduction of approximately 2% in 2019.

As part of the medium- to-long term energy management strategy, Sibanye-Stillwater is still pursuing the first 50MW phase of its solar photovoltaic project to be built on a site strategically placed between the Driefontein and Kloof mining complexes on the West Rand. The project, originally envisioned in 2014, represents a partial solution to securing alternative electricity supply and enables the power generated to be injected directly into the mine’s electrical reticulation while reducing our overall electricity expenditure and carbon footprint. Sibanye-Stillwater elected to run a competitive tender process to appoint a developer who will build, own and operate the project, and sell power back to Sibanye-Stillwater through a power purchase agreement (PPA). This approach has a minimal upfront capital requirement for Sibanye-Stillwater and allows capital to be prioritised for core mining projects. The tender was successfully concluded in 2017, enabling a significant forecasted return to Sibanye-Stillwater over the course of the agreement. Although several regulatory delays were experienced in 2018, resolutions are expected to be reached in 2019. The PPA will then be executed and construction will begin.

US PGM operations

Electricity procurement at the US PGM operations follows two distinct schemes due to nuances in Montana’s electricity regulation laws. The Stillwater mine and Columbus Metallurgical Complex can purchase power on the wholesale market as a “choice” customer. The East Boulder mine is required to procure power from a local rural electricity co-operative. In July 2018, the Stillwater mine and Columbus Metallurgical Complex signed a new contract to purchase power from a hydro-electric dam in north central Montana owned and operated by a local Native American tribe. This contract replaced another that sourced power from thermal resources.

In addition to electricity sourcing, the US operations have been actively engaged in LED lighting changes, implementing as needed, secondary ventilation, testing battery-powered equipment, identifying and repairing air and water leaks, employing variable-frequency drives to control pump motors, reducing peak-energy demand, and using soft-starts on all large stationary equipment.

Sibanye-Stillwater Integrated Annual Report 2018	109

MINIMISING THE ENVIRONMENTAL IMPACT continued

Electricity consumption (twh)

	2018	2017	2016	2015	2014
SA operations	5.28	5.76	5.82	4.21	4.28
Gold	3.79[1]	4.16[1]	4.16	4.21	4.28
Beatrix	0.57	0.63	0.66	0.65	0.65
Cooke	0.43	0.54	0.58	0.59	0.63
Driefontein	1.38	1.50	1.44	1.47	1.47
Kloof	1.39	1.47	1.46	1.50	1.53
PGM	1.49[4]	1.60	1.66
Kroondal	0.30	0.36	0.34
Rustenburg	1.18	1.24	1.32
US operations	0.32	0.72[2]
Stillwater[3]	0.24	0.19[2]
East Boulder	0.08	0.53[2]
Group	5.60	6.48[2]	5.82[5]	4.21	4.28
[1] Includes Burnstone’s consumption of 0.02TWh [2] May to December 2017 [3] Includes the Columbus Metallurgical Complex [4] Includes Marikana [5] Restated due to totalling errors

Energy intensity (GJ/tonne milled)

	2018	2017	2016	2015	2014
SA operations	0.52	0.60	0.68	1.02	0.98
Gold	0.81	0.79	0.79	1.02	0.98
Beatrix	0.72	0.78	0.69	0.73	0.69
Cooke	0.38	0.53	0.43	0.76	0.77
Driefontein	1.61	0.91	0.89	1.03	1.09
Kloof	0.73	0.94	1.15	1.56	1.36
PGM	0.28	0.22	0.45	–	–
Kroondal	0.17	0.21	0.51		–
Rustenburg	0.34	0.22	0.38	–	–
US PGM operations	1.34	0.951	–	–	–
Stillwater[2]	1.89	1.401	–	–	–
East Boulder	0.67	0.491	–	–	–
Group	0.55	0.69	0.68	1.02	0.98
[1] May to December 2017 [2] Includes the Columbus Metallurgical Complex

SA operations: energy efficiency project savings

	MWh	t CO2e	Potential carbon tax savings (R)[1]
Ventilation fans and cooling networks optimisation	19,997	19,397	931,052
Air and water circuits optimisation	101,619	98,570	4 731,372
Variable speed drive controls on drive motors	8,071	7,829	375,793
Efficiencies from use of turbines	12,115	11,752	564,096
Three-chamber pump system deployment	884	857	41,138
Reduction of electrical distribution footprint	1,752	1,699	81,573
Shaft decommissioning	1,526	1,481	71,069
Processing plant optimisation	6,889	6,682	320,760
Compressor discontinuation	15,805	15,331	735,877
Total	168,658	163,599	7,852,732
[1] Potential carbon tax savings premised on the tax on electricity coming into effect

Sibanye-Stillwater Integrated Annual Report 2018	110

MINIMISING THE ENVIRONMENTAL IMPACT continued

Total CO2e emissions: Scope 1, 2 and 3 (000t CO2e)

	2018				2017				2016			2015	2014	2013
	Group	US	SA		Group	US1	SA		Group	SA		Group	Group	Group
	Total	PGM	PGM	Gold	Total	PGM	PGM	Gold	Total	PGM	Gold	Gold	Gold	Gold
Scope 1 (excluding fugitive mine methane)	203	46	44	113	196	32	43	121	116	18	99	94	110	62
Scope 1 (fugitive mine methane)	366	NA	NA	366	565	NA	NA	565	596		596	650	660	572
Scope 2	5,097	95	1,398	3,604	5,837	183	1,573	4,081	4,720	557	4,163	4,272	4,405	3,774
Scope 3	2,157	569	995	593	2,539	544	980	1,016	1,029	180	849	867	863	634
CO2e intensity (per tonne milled)	0.14	0.11	0.07	0.24	0.13	0.01	0.06	0.25	0.22	0.12	0.24	0.25	0.28	0.32

1 January to December 2017 in accordance with World Resources Institute Greenhouse Gas Protocol

For scope 3 emissions from the US operations during 2017 and 2018, in the absence of a site-specific or US country-specific emission factor, the South African-specific emission factor is used for the Stillwater operations as the bulk of Sibanye-Stillwater’s emissions emanate from the SA operations. The US operations continue to refine the processes for the reporting of information for the Scope 3 categories.

Scope 3 categories (as per the World Resources Institute supplementary document “Corporate value chain (Scope 3) accounting and reporting standard”) not included:

•  Business travel at the US operations is not tracked and not yet reported

•  Upstream leased assets: no significant upstream leased assets have been identified

•  Use of sold products: emissions associated with use of products sold are deemed insignificant as only processing and end-of-life treatment of products sold are expected to have significant associated emissions

•  Franchises: Sibanye-Stillwater does not have franchises

Scope 3 categories included:

•  Purchased goods and services: CO2e emissions associated with extraction and production

•  Capital goods: CO2e emissions associated with production of purchased company-owned vehicles

•  Fuel- and energy-related emissions not included in Scope 1 or Scope 2: emissions associated with extraction, production and transportation of diesel, petrol, liquid petroleum gas, coal, blasting agents, oxyacetylene and grid electricity

•  Upstream transportation and distribution: CO2e emissions associated with transportation and distribution of purchased commodities

•  Waste generated in operations: CO2e emissions associated with disposal and treatment of Sibanye-Stillwater’s solid waste and wastewater in facilities owned or operated by third parties (such as municipal landfills and wastewater treatment facilities)

•  Business travel: CO2e emissions associated with employees work-related travel for the SA operations

•  Employee commuting: CO2e emissions associated with transportation of Sibanye-Stillwater’s employees between homes and work sites

•  Downstream transportation and distribution: CO2e emissions associated transportation of products from Sibanye-Stillwater sites

•  Processing of sold products: CO2e emissions associated with smelting to repurpose products

•  End-of-life treatment of sold products: CO2e emissions associated with smelting to repurpose products

•  Downstream leased assets: CO2e emissions associated with the leasing of houses where emissions are generated from electricity use at the SA operations

•  Investments: CO2e emissions from investments

Nitrogen oxide and sulphur dioxide emissions2 (tonnes)

	2018	2017	2016	2015	2014	2013
Nitrogen oxides
SA operations	1,119	1,126	887	618	19,901	14,618
US operations	112	1051	–	–	–	–
Group	1,231	1,231	887	618	19,901	14,618
Sulphur dioxides
SA operations	656	605	667	499	632	464
US operations	4	61	–	–	–	–
Group	660	611	667	499	632	464

[1] January to December 2017

[2] Nitrogen oxide and sulphur dioxide emissions for the SA and US operations are derived by the multiplication of fuels (diesel, petrol, liquid petroleum gas, coal, helicopter fuel and paraffin) by the corresponding emission factors. The US operations also include SO2  emissions from the Columbus Metallurgical Complex

WASTE MANAGEMENT

Sibanye-Stillwater aims to act responsibly in terms of waste management through the implementation of existing waste management procedures based on the current environmental policy statement: “efficient use of resources and responsible management of all waste streams”.

Sibanye-Stillwater Integrated Annual Report 2018	111

MINIMISING THE ENVIRONMENTAL IMPACT continued

Waste management (Mt)

	2018				2017				2016			2015	2014	2013
	Group	US	SA		Group	US1	SA		SA			SA
	Total	PGM	PGM	Gold	Total	PGM	PGM	Gold	Total	PGM[2]	Gold	Gold	Gold	Gold
Tailings deposited Tailings storage facilities	18.94	0.67	4. 86	13.41	32.70	0.39	17.05	15.26	26.16	10.7	15.46	14.31	15.73	13.11
Tailings into pits	3.89	NA	0	3.89	3.27	0	0	3.27	4.02	0	4.02	4.20	3.79	–
Waste rock	6.44	1.3	5.14		3.39	0.87	12.52	0	2.40	2.22	0.18	7.14	0.60	0.76
Recycled waste[3]	12.18	0.69	0	11.49	11.45	0	0	11.45	12.09	0	12.09	11.34	11.96	13.29
Total mining waste	29.27	1.97	10.00	17.30	39.36	1.260	19.57	18.53	32.61	12.92	19.69	25.65	20.12	13.87
[1] May to December 2017 [2] Nine months for Kroondal and two months for Rustenburg operations [3] Gold-bearing material such as waste rock dumps retreated at plant

Materials consumed

	2018				2017				2016			2015	2014	2013
	Group	US	SA		Group	US1	SA		SA			SA
	Total	PGM	PGM	Gold	Total	PGM	PGM	Gold	Total	PGM[2]	Gold	Gold	Gold	Gold
Timber (t)	85,564	146	14,193	71,225	117,706	263	16,041	101,402	110,606	82	110,524	163,722	104,468	110,524
Cyanide (t)	3,450	NA	NA	3,450	7,552	NA	NA	7,552	11,967	NA	11,967	11,924	11,758	11,967
Explosives (t)	30,437	4,331	21,920	4,186	31,942	3,893	22,140	5,902	13,814	7,046	6,768	7,854	4,175	6,768
Hydrochloric acid (t)	5,148	1	0	5,147	4,469	0.4	NA	4,469	4,414	NA	4,414	3,773	3,579	4,414
Caustic soda (t)	2,632	0	0	2,384	3,378	204	NA	3,174	2,674	NA	2,674	3,421	2,947	2,674
Lime (t)	50,278	0	0	50,278	72,378	NA	NA	72,378	76,556	NA	76,556	68,128	39,843	76,556
Cement (t)	19,809	3,454	8,294	8,062	60,706	16,459	3,459	40,788	44,378	1,513	42,865	41,101	38,579	42,865
Diesel (kL)	26,903	8,766	12,635	5,502	26,059	7,344	12,772	5,943	10,422	3,325	7,097	6,410	6,274	7,097
Lubricating and hydraulic oil (kL)	8,730	447	6,817	1,466	7,170	565	5,194	1,411	7,777	7,777	–	–	–	–
Grease (kg ‘000)	154	15	17	122	224	11	26	187	19	19	–	–	–	–

[1] Represents January to December 2017 figures while Sibanye-Stillwater consumption is only from May to December 2017

[2] Includes operations under management: Kroondal (50%) from April to December 2016 and Rustenburg from November to December 2016

At the gold operations, changes such as the cessation of underground mining at Cooke 1, 2 and 3 as well as disruptions following safety related incidents at Kloof and Driefontein, power disruption earlier in the year at Beatrix and the transfer of transfer of Driefontein 2 and 3 gold plants to DRDGOLD from August 2018 has contributed to a general decrease in the volume of materials consumed in 2018 as compared to 2017. During 2018, the volume of surface material processed at the gold plant increased to compensate for the lower tonnage from underground. The mineralogy of surface material required a higher strength of hydrochloric acid for effective processing and which resulted in increased quantities of hydrochloric acid in 2018.

In reference to materials consumed by the US PGM operations, a comparison of year-on-year use showed a reduction in timber use, cement and hydraulic oils while increasing use of greases. All other parameters remained essentially unchanged. While explosives and diesel show increased use, the values reflected in the table above compare eight months of use in 2017 versus 12 months in 2018. As a result, for explosives and diesel (year-on-year), these values are essentially the same when reconciled for a full 12-month period.

Timber is used at the mines for ground support and backfill activities. Annual use is dependent on the type of rock encountered underground, mining method, backfill type and the need for additional ground support. Less timber was needed for these activities in 2018 as a result of better ground conditions during the year and the type and location of backfill activities. Similarly, cement use decreased significantly during 2018 as a result of less paste backfill and improved ground conditions resulting in lower shotcrete requirements. Lower hydraulic oil use was observed as a result of improved equipment operation and maintenance activities including more frequent “greasing” of equipment which resulted in higher grease use.

SA gold and PGM operations

Our gold operations focused on improving waste record keeping and licensing management in 2018 to ensure compliance with legislation at national and regional levels, specifically in terms of the National Environmental Management: Waste Management Act, and its associated standards and regulations.

A focused sewage sludge initiative began in 2018 and progress will be reported in 2019. The project aims to investigate the beneficial use of sewage sludge waste that is typically sent to landfill and classified as hazardous. In-vessel composting technology was purchased for two of the gold operations as a pilot with the following benefits:

•	Sewage sludge waste treated to acceptable standard for beneficial use as compost or fertiliser for rehabilitation and/or agricultural applications
•	Decrease in resource requirements for disposal and management of sewage sludge
•	Reduced greenhouse gas emissions
•	Opportunities created for community and municipal involvement as well as expansion of the composter at other operations or in applications such as food waste processing

Sibanye-Stillwater Integrated Annual Report 2018	112

MINIMISING THE ENVIRONMENTAL IMPACT continued

A waste minimisation plan is being developed for the SA PGM operations in line with our aim to have zero waste to landfill by 2030.

The National Environmental Management: Waste Management Act: National Information Regulations requires that certain waste generators are registered with the national and regional waste information systems. The need to report on waste information is defined according to the type and quantity of waste produced by a waste generator. The Driefontein gold operation was the only operation that required registration in 2018 while the SA PGM operations were already registered. The regulations highlight the importance of accurate waste record-keeping.

Progress was made with the planned donation of a portion of mine land (119 hectares) on which the Waterval landfill is located, to the Rustenburg Local Municipality. Through the donation process, Sibanye-Stillwater will relinquish the liability for closure and will only be responsible for the latent or residual liabilities or impacts, pollution and ecological degradation emanating from the previous use of the site for mining-related activities.

US PGM operations

Hazardous and non-hazardous waste generation rates at the US operations remained essentially unchanged during the year. The Stillwater and East Boulder mines are identified as conditionally exempt small-quantity generators by the EPA while the Columbus Metallurgical Complex is a large-quantity generator as a result of lead waste generation from the fire-assay process in the laboratory. Both mines continue to generate small quantities of hazardous waste associated with aerosol can disposal and the occasional need to dispose of waste chemicals. For many years, the US PGM operations have implemented a new product review process: any products proposed for use on site must first undergo an extensive chemical review by the environmental and safety departments. If the proposed product contains any chemicals that present a safety or environmental risk, they are rejected and not allowed on site. This process has enabled our waste generation rate to remain low.

During 2018, the Stage 2, Phase 1 section of the East Side waste dump at the Stillwater mine was lined to collect all meteorological water passing through the dump and leaching residue nitrogen from the waste rock. There are four proposed lining stages for the waste dump with Stage 1 complete and Stage 2, Phase 1 complete. All “new” waste rock generated at the Stillwater mine is placed on a liner. The lining also serves to cap existing, historic waste rock not placed on the liner. The Stage 2, Phase 2 liner is scheduled for installation in the spring of 2019 while Stage 3 and Stage 4 are scheduled for later years depending on waste rock production rates. Similarly, at the East Boulder mine, the waste rock lining system was completed in 2016 and all waste rock is now stored on liners for water collection.  At both mines, the water collected from the waste rock lining systems is transferred to the water treatment plants for denitrification and water management.

Both mines continued with extensive future waste rock and tailings design and permitting efforts, including identification of best available technologies, site investigations, alternatives assessments, failure modes effects analysis, and multiple accounts analysis for the various waste rock and tailings storage alternatives.  These activities and efforts were all completed in collaboration with stakeholders including the Good Neighbors, regulatory agencies, independent review panel experts, and local communities.  During the year, the Stage 6 expansion of the East Boulder tailings storage facility was submitted to the agencies for permitting while efforts continue for preparation of the plan of operations Amendment for the future Lewis Gulch tailings storage facility and the Dry Fork waste rock storage dump at East Boulder. At Stillwater, similar activities are underway for a Plan of operations amendment for the Hertzler Stage 4/5 tailings storage facility expansion and an expansion of the east side waste rock storage dump. In both cases, the plan of operations amendment is targeted for submission in Q4 2019, which will initiate a multi-year environmental review and assessment by the permitting agencies.

At the Columbus Metallurgical Complex, efforts for the year focused on routine maintenance and cleanout of the SO2 regeneration circuit and ongoing management of the gypsum by-product.  During the year, approximately 450t of calcified scale was cleaned from the regeneration circuit and properly managed. This maintenance activity will ensure the ongoing successful operation of the SO2 removal circuit for future years at the smelter.  Additionally, the US operations continue to pursue a long-term gypsum management strategy. During the year, a long-term management contract was established with a local landfill, investigations were conducted for a company-managed long-term gypsum storage repository, relationships were established with area farmers for ongoing gypsum agriculture use, and testing was initiated for possible use of the synthetic gypsum in a cement plant in Montana.

REHABILITATION AND CLOSURE

Our concurrent rehabilitation and closure strategy considers the protection of land and biodiversity to ensure post-mining land uses acceptable to stakeholders. Rehabilitation plans promote indigenous vegetation growth and aim to return land to a pre-mining state, weighed against socio-economic development requirements as well as the views of impacted mining communities insofar as end land use is concerned. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 25: Environmental rehabilitation obligation and other provisions.

Our management processes contribute to the conservation of biodiversity and integrated approaches to land use planning, as guided by the ICMM.

SA operations

At our SA operations, new mine developments undergo a detailed environmental impact assessment process in which all protected areas and the potential impacts from development are identified in line with the national environmental legislation. Mitigation actions and plans are included in environmental management programmes for which approval is sought from the regulatory authorities. Where development needs to occur in ridges and wetlands, we apply for licensing, and specific mitigation measures are proposed and signed off by the relevant regulatory authority before implementation. Scientific information on mine closure and rehabilitation as well as biodiversity aspects are continuously generated by professional scientists and other experts, and disseminated to the mining industry through the Minerals Council’s Environmental Policy Committee, the South African Mining Biodiversity Forum, relevant catchment management forums, the Land Rehabilitation Society of Southern Africa as well as conferences and research projects.

Sibanye-Stillwater Integrated Annual Report 2018	113

MINIMISING THE ENVIRONMENTAL IMPACT continued

Total closure liability for the SA operations as at 31 December 2018 (including our portion of environmental liability in joint ventures and projects) was R7.1 billion. Of this, R2.8 billion was for the PGM operations and R4.3 billion for the gold operations. The inclusion of 15% VAT, as currently proposed in draft legislation, would add approximately R1.1 billion to the cost. We await the anticipated issuance of the draft financial provisioning regulations for public review and comment.

The closure plans have focused specifically on redundant buildings and infrastructure as well as infrastructure on prolonged care and maintenance. At our PGM operations, R1.15 billion (43%) of the total provision of R2.8 billion was identified for potential permanent closure. Care and maintenance opportunities at our gold operations include the Libanon 9 and Beatrix 2 shafts with a closure provision of R26.4 million. Execution of the closure liability reduction projects and initiatives identified is subject to, among others, finalisation of the mine plans for 2019 and beyond.

US PGM operations

In addition to responsible closure and reclamation, the US operations have conservation easements on nearly 40% of its owned land. These legal mechanisms protect scenic vistas, enhance wildlife habitat, and preserve wildlife migration corridors, while maintaining Montana’s rural character and fostering biodiversity and healthy forests.

Reclamation and closure bonds are required at both mines in the US to ensure adequate resources are available to fund reclamation activities at closure. The amounts are adjusted at least every five years or as required by expansion and disturbance requirements following a collaborative review by the US and its regulatory agencies. Based on the five-year review, the East Boulder mine is scheduled for review in 2019 while the Stillwater mine is scheduled for 2020. State and federal regulatory authorities initiate and complete these reviews. The US operations assist in these reviews, provides information and data as requested, and ultimately sign off in agreement with the agency review and calculation.

During the year, US$1 million of additional bond was included for the Stillwater mine to address ongoing expansion activities associated with Blitz. This included the addition of the rail-dump expansion, the 50E north portal addition, the 13.8 surface ventilation breakouts, and water treatment expansions. The reclamation and closure bond is currently US$25.3 million at the Stillwater mine, including the Benbow Portal, and US$18.0 million at the East Boulder mine. An additional US$0.3 million is held for exploration activities not directly tied to either mining operation, for a total of US$42.6 million.

Of the 643 hectares permitted for disturbance, 71% has been disturbed for a total of 457 hectares. Of that total, 236 hectares have been reclaimed for a total of 52% of all disturbance. To date, the US operations have not requested any bond release associated with those 236 hectares.

The US operations have also initiated closure of the original tailings storage facility at the Stillwater mine.

SA OPERATIONS: HERITAGE ASSESSMENTS

All environmental impact assessments include heritage assessments – as indicated below for our gold operations:

•	Beatrix – No sensitive heritage resources identified
•	Burnstone – Cemetery dating back to 1933
•

Driefontein – Sites of archaeological importance found (houses, ruins, workshops, headgear, hostels, graves and graveyards, Iron Age sites, kraals, huts, Anglo-Boer War stone-packed structures, religious sites and dilapidated buildings)

•	Ezulwini – Sites of cultural significance identified (cemeteries, historic structures, cultural practice areas and Late Iron Age archaeological sites)
•	Kloof – Sites of archaeological importance identified (Iron Age settlements, kraals, historic buildings, cemeteries, historic shops and farms, and Pullinger shaft)
•	Rand Uranium – Graves identified

US PGM operations: Land under management and rehabilitated in 2018 (hectares)

	Total and/or permitted	Disturbed	Undisturbed	Rehabilitated/reclaimed
East Boulder	132.9	86.3	46.6	20.8
Stillwater	427.9	357.7	70.2	215.0
Columbus Metallurgical Complex	82.6	13.0	69.6	0
Total	643.4	457.0	186.4	235.8

FUTURE FOCUS

SA operations

•	Broad alignment of the US PGM and SA operations Environmental Vision, values and practices to the key principles and philosophies that underscore the ESG criteria
•	ISO 14001 implementation planned by 2022 with a comprehensive gap analysis across all the operations planned for 2019
•	Challenging the complex legislative environment such as the financial provision legislation and carbon tax to develop greater clarity and certainty

Sibanye-Stillwater Integrated Annual Report 2018	114

MINIMISING THE ENVIRONMENTAL IMPACT continued

•	Proactive participation to drive a regional water closure strategy with closer alignment and co-operation between industry, community, local and national government
•	Comprehensive carbon footprint disclosure and reduce our carbon footprint through implementation of emission reduction measures
•	Improving verifiable compliance to conditions in water use licences, environmental management programmes, atmospheric emissions licences and other regulatory, legal and generally accepted standards
•	Reduce overall closure liability, through a focused and cost-effective concurrent rehabilitation programme

US PGM operations

•	Good Neighbor Agreement and other stakeholder collaboration
•	Environmental management system gap analysis and programme definition
•	Streamlining toxic inventory reporting
•	Implementation and testing of the GNA adaptive management plans
•	Technology enhancement
•	Integrated waste management permitting (long-term) for tailings and waste rock
•	Long-term gypsum management strategy
•	Strategic land acquisitions
•	Completion of an independent bond review
•	Automation of tailings operation, maintenance and surveillance programs
•	Reduction in petroleum releases and spills

Sibanye-Stillwater Integrated Annual Report 2018	115

CORPORATE GOVERNANCE AND LEADERSHIP

Sibanye-Stillwater is committed to ethical and fair business dealings and promotes a corporate culture which is non-sectarian, non-political, socially and environmentally responsible and thus subscribes to the core values of the organisation and the following principles:

•	fairness and integrity in all business dealings, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships
•	respect for the human rights and dignity of others
•	acceptance of diverse cultures, religions, race, disability, gender and sexual orientation
•	embarking on business activities in a manner that is free of bribery and corruption
•	honesty and accountability
•

adherence to sound standards of corporate governance, applicable laws and commitment to working with relevant stakeholders to achieve appropriate public policy, laws, regulations and procedures that facilitate a contribution to sustainable development.

In addition, Sibanye-Stillwater is committed to ensuring that all public communications and any documents which the organisation files or submits to any regulatory body or public communication system, has disclosure which is full, fair, accurate, timely and understandable. The principles above are implicit in our CARES values, and are applied in the management of our business, decision-making and in all reporting to and interaction with shareholders and other stakeholders. Our corporate governance framework is underpinned by our policy statements on ethics, corporate governance and human rights.

ETHICAL AND RESPONSIBLE LEADERSHIP

ETHICS IN ACTION

Our Code of Ethics was reviewed and updated in 2018 to take account of the US operations, suppliers and contractors as well as social media. The revised Code of Ethics requires that all Board members, employees, contractors and suppliers conduct themselves ethically, honestly and fairly. The code, together with supporting policies, is based on our core CARES values and is the foundation on which the integrity of our organisational culture is built. Our code and policies are dynamic and evolving as we strive for even higher standards.

The code addresses among others, general conflicts of interests, monitoring of procurement-related conflicts of interest, confidentiality, bribery, political contributions, accountability and insider trading. Regular ethics training is provided for all employees, including those returning from leave, our business partners and Board members.

In building and sustaining an ethical corporate culture, the Board is assisted by the Audit Committee which is accountable for ensuring Group-wide compliance with the Code of Ethics, and by the Social and Ethics Committee which seeks to ensure that Sibanye-Stillwater complies with best practice in the ethical management of its social and environmental responsibilities.

Our Code of Ethics requires the reporting of contraventions and non-compliance with relevant legislation and regulations and includes procedures to address corruption and bribery such as a toll-free line, managed by an independent third party (Deloitte;) that guarantees anonymity. The toll-free numbers are: South Africa 0800 001 987 and United States 1-800-317-0287. This enables employees, suppliers and customers to report any irregularities and misconduct without fear of victimisation. The toll-free number is used to report any concerns, including non-compliance.

CORRUPTION IN 2018

A total of 353 incidents (2017: 638) relating to dishonesty were reported at Sibanye-Stillwater’s gold operations leading to 313 (2017: 537) employees, including contractors, being charged and disciplined in terms of our Code of Ethics in 2018.

Unlike in 2017, reporting in 2018 excluded policy breaches that did not amount to dishonesty or corruption, which accounts for the perceived reduction in incidents year on year. Furthermore, the lower number of incidents and arrests reported for 2018 may be attributable to a sharp decrease in incidents related to illegal mining as a result of the rolling out of various initiatives to combat this phenomenon.

At Sibanye-Stillwater’s PGM operations in South Africa, 130 (2017: 71) of these incidents were reported with 122 (2017: 44) employees implicated being charged and disciplined in terms of our Code of Ethics.

The following anonymous calls were received during 2018 at the SA operations:

	2018
Area	Q1	Q2	Q3	Q4	Total
Fraud	1	13	1	17	32
Breach of company policy	5	11	6	10	32
Procurement fraud	4	7	8	7	26
Corruption	2	6	7	1	16
Illegal mining	1	3	6	3	13
Theft of mine property	2	6	4	3	15
Time and attendance fraud	4	5	3	4	16
Total	19	51	35	45	150

Many of the calls provided valuable leads which were investigated.

The US operations were incorporated onto the anonymous tip-off service hosted by Deloitte on 1 May 2018. Three calls and one email were received during the year, the three phone calls were test calls to check that the telephone line was operational, and the email was a test report requested to check that the correct reporting lines were followed. No actual complaints or tip-offs, other than the test calls and email detailed above, were received during the year.

Sibanye-Stillwater Integrated Annual Report 2018	116

CORPORATE GOVERNANCE AND LEADERSHIP continued

Given the numerous transactions undertaken by Sibanye-Stillwater in recent years, every effort was made to ensure that no director, management official or other employee of Sibanye-Stillwater was able to benefit directly or indirectly based on unpublished price-sensitive information. A strict procedure which included provision of trading pre-clearance by the Board Chairman and JSE regulatory announcements of any dealings by executive directors was followed. In addition, in certain instances and when required, self-imposed prohibited trading periods were implemented when management believed price-sensitive information was available. We also adhered to strict communication and compliance with blackout/closed periods.

In terms of the Code of Ethics, Sibanye-Stillwater does not, as a general rule, make political donations, either in cash or in kind. No political donations were made in 2018

RESPONSIBLE CORPORATE CITIZENSHIP

The Board ensures that the company is and is seen to be a responsible corporate citizen. We ensure this by incorporating the principles of responsible corporate citizenship into our strategy, and by considering the full range of issues that potentially influence the sustainability of the business and our ability to create value over the long term. These principles take into account the social, economic, and natural environments in which Sibanye-Stillwater operates. In particular, the Social and Ethics Committee has oversight of the Group’s activities relating to responsible corporate citizenship while the Board, when making decisions, considers the impact of Sibanye-Stillwater’s operations on society and the environment, as well as its financial impact on the communities and employees.

Given the importance of the mining industry to the South African economy and to the state of Montana in the United States, and to host and labour-sending communities in particular, our corporate citizenship responsibilities are significant. These responsibilities – which include: the workplace, society, the economy and the environment – underpin our corporate strategy as well as our reputation and relationships with our workforce and communities. Our performance in these areas is detailed in the relevant sections of this report as follows:

Workplace

•  Employee safety, health and well-being is a priority

•  Focus on addressing financial indebtedness

•  Improving diversity

•  Employee development and training

For further detail see —Performance review—Superior value for the workforce, —Performance review—Ensuring safe production, —Performance review—Occupational health and well-being

Economy

•  Profitable, safe production of precious metals that are sold to generate revenue

•  Job creation

•  Sharing value created with key stakeholder groups:

    – Salaries and wages paid to employees

    – Taxes and royalties paid to governments

    – Investment in socio-economic initiatives and local procurement

    – Returns to investors through payment of dividends and capital appreciation

For further detail see —Introduction—How we create value, —View from the top—CFO’s report, —Performance review—Superior value for the workforce

Society

•  Investment in community development and contributing to alternative economic activities

•  Implementation of social impact management plans as well as having in place a social closure strategy

•  Local procurement

For further detail see —Performance review—Social upliftment and community development

Environment

•  Managing our environmental impacts and risks and complying with relevant legislation, including:

    – Land management, rehabilitation and closure

    – Water and waste management

    – Air quality – dust and energy and emissions management

    – For further detail see —Performance review—Minimising our environmental impact

As scrutiny on the integrity of minerals supply chains intensifies globally, the imperative of demonstrating the responsibility of our mining operations is becoming an increasingly critical priority for all our stakeholders. In addition to local stakeholders who have direct interest in our environmental, social and governance (ESG) performance and with whom we sustain our licence to operate, investors, lenders and off takers are progressively insisting on more exacting standards being honoured.

Sibanye-Stillwater’s operations have subscribed to the World Gold Council’s Conflict Free Gold Standard since its introduction in 2012 to ensure that our mining does not cause, support or benefit unlawful armed conflict or contribute to serious human rights abuses or breaches of international humanitarian law. Our Conflict Free Gold Report will be published on our website as soon as formal independent assurance of our conformance has been obtained from KPMG in line with the requirements of the standard during 2018.

Sibanye-Stillwater Integrated Annual Report 2018	117

CORPORATE GOVERNANCE AND LEADERSHIP continued

During the course of 2018, we worked closely with the World Gold Council in developing the Responsible Gold Mining Principles (RGMPs) that cover the full spectrum of ESG issues. The RGMPs are expected to complement the London Bullion Market Association’s (LBMA’s) Responsible Gold Guidance, which will start to embrace the ESG credentials of primary producers from January 2019 as part of the mandatory requirements to supply into LBMA-accredited refineries. Parallel work is being undertaken on the development of a responsible PGM mining code in collaboration with the PGM fabrication and beneficiation supply chain through the International Platinum Association.

We continue to sustain and intensify our focus on ESG performance, with gap analysis conducted to identify areas where improvement will enable attainment of enhanced assurance. A need has been identified for the adoption of more formalised Group-wide management systems geared to the requirements of a mine operator spanning commodities and jurisdictions. This will be supported by progressively acquiring certification of management systems relevant to the most critical dimensions of our ESG performance.

Allied to our role as a responsible corporate citizen, is our commitment to the 10 principles advocated by the International Council of Metals and Minerals (ICMM) as well as our adherence to the principles of the United Nations Global Compact. We also take cognisance of the United Nations Sustainable Development Goals (SDGs) which are addressed throughout the various sections, see —Performance review.

STRATEGY AND PERFORMANCE

King IV recommends that the governing body should appreciate that the organisation’s core purpose, its risks and opportunities, strategy, business model, performance and sustainable development are all inseparable elements of the value creation process. The Board contributes to and approves the mission, vision and strategy of the company. The Board satisfies itself that the strategy and business plans do not give rise to risks that have not been thoroughly assessed by management and considers sustainability as a business opportunity that guides strategy formulation.

The Group’s strategy is consistent with integrated thinking, which links different capitals and ensures sustainable outcomes. The Board participates in an annual strategy session, in which the Board deliberates on the Group’s strategy, assesses risks and opportunities, considers progress of implementation of the strategy and ensures that it is in line with Group values and ensures long term success and sustainability of the Group.

RELATIONSHIPS AND STAKEHOLDER ENGAGEMENT

Effective and ongoing stakeholder engagement is essential in identifying potentially material issues and risks and to manage stakeholder expectations. Constructive, meaningful, transparent relationships with stakeholders are vital to retaining our social and legal license to operate. The Board, assisted by the Audit, Social and Ethics, Safety and Health, and the Risk committees, has oversight of stakeholder engagement and its role in the management and mitigation of material issues and risks. Stakeholder engagement is guided by our Code of Ethics.

A comprehensive communications strategy, together with a stakeholder engagement policy, is in place to oversee stakeholder engagement and manage expectations. As a responsible corporate citizen, Sibanye-Stillwater fosters and maintains constructive engagement with all stakeholders in order to fulfil our vision to improve lives and to deliver on our strategy and to create value by maintaining our social licence to operate, for our long-term success and sustainability.

Effectiveness of stakeholder engagements is monitored by the Social and Ethics Committee.

See —View from the top—Stakeholder engagement, —View from the top—Managing risks and opportunities, —Performance review—Social upliftment and community development, —Performance review—Superior value for our workforce, —Performance review—Ensuring safe production, —Performance review—Occupational health and well-being and —Performance review—Minimising the environmental impact for further detail

TAX GOVERNANCE

In line with commitments to responsible corporate citizenship and ethical value creation, Sibanye-Stillwater strives to arrange its tax affairs effectively and efficiently and to act in good faith, by complying with current laws in the jurisdictions in which it operates. We have adopted a conservative approach to tax risk management, understanding our responsibility to pay our tax.

The Group recognises the importance of an effective and efficient tax risk management framework to promote governance, address tax risk and create superior value. Our tax strategy provides a Board-approved tax governance framework through which our tax obligations and associated risk are managed, reported and monitored. The framework is based on good corporate tax citizenship and is aligned with the principles of King IV. The Group uses a decentralised model to ensure compliance with the current laws in the jurisdictions in which we operate.  Our tax strategy is supported by a tax policy which is an operational document detailing processes and policies to ensure the effective implementation and compliance.

Ultimately, the Board is accountable for tax governance and must provide oversight of how tax is managed within the organisation by managing key stakeholders’ concerns, overall tax risk and delegating authority for the management of tax. In this, the Board is supported by the Audit Committee, Risk Committee and the Executive Committee.

Sibanye-Stillwater currently has no subsidiaries operating in tax havens. It is also not Sibanye-Stillwater’s intention to start operating in tax havens.

Overview of the tax landscape

Sibanye-Stillwater contributes directly to tax authorities and other regulators by way of taxes borne and taxes paid in the jurisdictions in which it operates, enabling governments to provide social infrastructure and services.

To deal effectively with uncertainty in the tax landscape in these jurisdictions and to meet objectives and stakeholder expectations, the Group follows a continuous, proactive and dynamic process to monitor both local and international tax developments and to identify, understand, manage and communicate tax risks that may impact the Group’s objectives as set out in the Enterprise Risk Management Framework (ERMF).

Sibanye-Stillwater Integrated Annual Report 2018	118

CORPORATE GOVERNANCE AND LEADERSHIP continued

In monitoring all tax positions, the Group further monitors developments in the international tax landscape, and with specific reference to the Base Erosion and Profit Shifting (BEPS) programme. The Group, in response and in adherence to the BEPS programme, and the South African Revenue Service (SARS) Country-by-Country (CbC) Reporting requirement, submitted its CbC report for the 31 December 2017 year of assessment on 28 December 2018.

The Group acknowledges that the continued focus on the extractive industry, influenced by political changes and the complexity of the operating environment, may give rise to a challenging fiscal environment.

VALUE CREATION AND REPORTING

The Board is committed to good governance while directing and guiding the Group to deliver on its strategic objectives and to create value. We actively integrate our stakeholder engagement, material risk and opportunity evaluation, strategy, business model and performance to create value for our shareholders and stakeholders. We commit to transparent reporting that focuses on:

•	our strategy and value creation process in compliance with the requirements of the exchanges on which we are listed and best practice;
•	providing stakeholders and the financial investment community with clear, concise, accurate and timely information on Sibanye-Stillwater’s operations and results; and
•	reporting integrated information to shareholders on Sibanye-Stillwater’s financial and sustainability performance.

OUR BOARD, GOVERNANCE STRUCTURES AND PROCESSES

Leadership by our Board is vital to achieving our strategic objectives.

Our Board has a unitary structure and is led by an independent Chairman with the roles of the CEO and the Chairman being separate.

Collectively, the directors have the breadth and depth of skills, knowledge and experience required to effectively discharge their duties and responsibilities. This enables the making of informed, objective decisions, providing effective governance and making a positive contribution to value creation.

CHAIRMAN

Sello Moloko (53)

BSc (Hons) and Postgraduate Certificate in Education, Advanced Management Programme

Appointed non-executive chairman of the Board on 1 January 2013.

Chairman: Nomination and Governance Committee

Member:

•	Remuneration Committee
•	Safety and Health Committee
•	Social and Ethics Committee

Executive directors

Neal Froneman (59)
Chief Executive Officer

BSc Mech Eng (Ind Opt), BCompt, Pr Eng

Appointed an executive director and CEO on 1 January 2013.

Chairman: Executive Committee

Member:

•	Risk Committee
•	Safety and Health Committee

Charl Keyter (45)
Chief Financial Officer

BCom, MBA, ACMA and CGMA

Appointed a director on 9 November 2012, and executive director and CFO on 1 January 2013.

Member: Executive Committee

Sibanye-Stillwater Integrated Annual Report 2018	119

CORPORATE GOVERNANCE AND LEADERSHIP continued

Independent non-executive directors

Timothy Cumming (61)

BSc (Hons) (Engineering), BA (PPE), MA

Appointed as a non-executive director on 21 February 2013.

Chairman: Remuneration Committee

Member:

•	Audit Committee
•	Risk Committee
•	Social and Ethics Committee

Savannah Danson (50)

BA (Hons) Communication Science and Finance, MBA, Strategic Planning and Finance

Appointed as a non-executive director on 23 May 2017.

Member:

•	Audit Committee
•	Remuneration Committee
•	Safety and Health Committee

Barry Davison (73)

BA (Law and Economics), Graduate Commerce Diploma, CIS Diploma in Advanced Financial Management and Advanced Executive Programme

Appointed as a non-executive director on 21 February 2013.

Chairman: Safety and Health Committee

Member:

•	Nominating and Governance Committee
•	Remuneration Committee
•	Risk Committee
•	Social and Ethics Committee

Harry Kenyon-Slaney (58)

BSc (Hons) (Geology), International Executive Programme

Appointed non-executive director on 16 January 2019.

Richard Menell (63)

MA (Natural Sciences, Geology), MSc (Mineral Exploration and Management)

Appointed as a non-executive director on 1 January 2013.

Chairman: Risk Committee

Member:

•	Audit Committee
•	Nominating and Governance Committee
•	Safety and Health Committee
•	Social and Ethics Committee

Nkosemntu Nika (60)

BCom, BCompt (Hons), Advanced Management Programme, CA (SA)

Appointed as a non-executive director on 21 February 2013.

Member:

•	Audit Committee
•	Nominating and Governance Committee
•	Remuneration Committee
•	Social and Ethics Committee

Sibanye-Stillwater Integrated Annual Report 2018	120

CORPORATE GOVERNANCE AND LEADERSHIP continued

Keith Rayner (62)

BCom, CTA, CA (SA)

Appointed as a non-executive director on 1 January 2013.

Chairman: Audit Committee

Member:

•	Remuneration Committee
•	Risk Committee
•	Social and Ethics Committee

Susan van der Merwe (64)

BA

Appointed as a non-executive director on 21 February 2013.

Member:

•	Audit Committee
•	Nominating and Governance Committee
•	Risk Committee
•	Safety and Health Committee

Jerry Vilakazi (58)

BA, MA, MBA

Appointed as a non-executive director on 1 January 2013.

Chairman: Social and Ethics Committee

Member: Nominating and Governance Committee

For detailed curriculum vitae of Board members, see Further Information—Directors and executive management

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

The Board charter sets out the Board’s responsibilities, authority and mandate. The Board charter is reviewed annually and is aligned with the Companies Act 71 of 2008, as amended, King IV, JSE Listings Requirements and the NYSE Listed Company Manual.

Key areas of Board deliberation in 2018

•	Safety
•	Deleveraging of balance sheet
•	Proposed Lonmin acquisition
•	Strike at SA gold operations

Planned areas of focus for 2019

•	Completion of proposed Lonmin acquisition and integration
•	Ethics and value-driven performance
•	Continue current safe production strategy

Sibanye-Stillwater Integrated Annual Report 2018	121

CORPORATE GOVERNANCE AND LEADERSHIP continued

OUR BOARD AND ITS COMMITTEES

Board

Chairman: Sello Moloko

Has ultimate responsibility for providing solid ethical leadership and strategic guidance,  ensuring that the principles of good corporate governance underpin all that we do and all decisions made in delivering on our strategic objectives

Members: 10 non-executive directors and two executive directors

No. of meetings annually: four and one strategy session

No. of meetings in 2018: seven and one strategy session

All Board members attended all meetings in 2018

AUDIT COMMITTEE

Chairman: Keith Rayner

Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems. Appoints independent, external auditor. Oversees regulatory and legislative compliance

Members: Tim Cumming, Savannah Danson, Rick Menell,  Nkosemntu Nika and Susan van der Merwe

No. of meetings annually: six

No. of meetings in 2018: eight

RISK COMMITTEE

Chairman: Rick Menell

Ensures sustainability of the Group by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified

Members: Barry Davison, Tim Cumming, Neal Froneman, Keith Rayner and

Susan van der Merwe

No. of meetings annually: two

No. of meetings in 2018: two

NOMINATING AND GOVERNANCE COMMITTEE

Chairman: Sello Moloko

Develops our approach to matters relating to corporate governance and makes recommendations to the Board on all such matters, while keeping abreast of best practice. Monitors and evaluates effectiveness and composition of the Board and its committees while planning for director and senior executive succession planning

Members: Barry Davison, Rick Menell, Nkosemntu Nika, Jerry Vilakazi and

Susan van der Merwe

No. of meetings annually: four

No. of meetings in 2018: four

REMUNERATION COMMITTEE

Chairman: Tim Cumming

Ensures payment of fair rewards to attract, retain and motivate executive management with the skills and experience necessary to support and sustain the company and its strategy, and evaluates performance in relation to reward Members: Savannah Danson, Barry Davison, Sello Moloko, Nkosemntu Nika and Keith Rayner

No. of meetings annually: four

No. of meetings in 2018: five

SAFETY AND HEALTH COMMITTEE

Chairman: Barry Davison

Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators so as to minimise mining-related accidents and their impacts.

Members: Savannah Danson,

Neal Froneman, Rick Menell, Sello Moloko and Susan van der Merwe

No. of meetings annually: four

No. of meetings in 2018: four

SOCIAL AND ETHICS COMMITTEE

Chairman: Jerry Vilakazi

Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct of our stakeholder engagement. Oversees and monitors anti-corruption policy and performance, the company’s standing as a responsible corporate citizen particularly in relation to the Code of Ethics. Monitors compliance in terms of UNGC

Members: Tim Cumming, Barry Davison, Rick Menell, Sello Moloko,

Nkosemntu Nika and Keith Rayner

No. of meetings annually: four

No. of meetings in 2018: four

Sibanye-Stillwater Integrated Annual Report 2018	122

CORPORATE GOVERNANCE AND LEADERSHIP continued

GENDER AND RACE DIVERSITY POLICY

Independence and size

Independent, non-executive chairman

12 DIRECTORS

10 independent, non-executive directors

Unitary Board

Independence*

17
%
83

Independent non-executive directors

Executive directors

Expertise and experience

Target: A Board with an appropriate balance of knowledge, experience and skills in areas pertinent to Sibanye-Stillwater

Achieved: Relevant expertise and experience

Gender diversity*

Target: Adopted the Mining Charter 2018 gender target of 20% female representation at Board level as the organisation's gender policy

** See Gender and race diversity policy in Corporate governance*

By gender

17
%
83

Male

Female

Racial diversity*

By historically disadvantaged South African (HDSA)

8
%
34
58

HDSAs

Other South Africans

Other

Target: Adopting the Mining Charter 2018 diversity target of 50% at Board level as the organisation's race policy

** See Gender and race diversity policy in Corporate governance*

Age

Target: Currently, the approved retirement age for non-executive directors is 72 years of age. The Board has reserved the right to extend this to 75, provided the member is available and fit to carry out duties

By age

8
%
33
59

Less than 50 years of age

Between 50 and 60 years of age

More than 60 years of age

Succession and rotation

By tenure

17
%
83

6 years

<2 years

Target: Director rotation ensures a fresh perspective while maintaining continuity of skills, institutional and industry knowledge and experience.

Rotation: Barry Davison will retire at the AGM and is not available for re-election, Neal Froneman, Nkosemntu Nika and Susan van der Merwe retire by rotation and are up for re-election at the May 2019 AGM. New director Harry Kenyon-Slaney will also be elected.

Sibanye-Stillwater Integrated Annual Report 2018	123

CORPORATE GOVERNANCE AND LEADERSHIP continued

GENDER AND RACE DIVERSITY POLICY

The Board has adopted the Mining Charter 2018 gender and race targets at Board level as the Company’s gender and race diversity policy. These are only effective from the 1 March 2019. The Social and Ethics Committee together with the Nominating and Governance Committee will be monitoring and reporting on the progress made in this regard.

Within five years, the Board will comprise a minimum of 50% historically disadvantaged persons – 20% will be women.

During 2018, the Nominating and Governance Committee actively sought female directors to join the Board. These efforts were, however, unsuccessful. The Board, together with Social and Ethics Committee and the Nominating and Governance Committee, will continue pursuing gender diversity at all levels of the organisation. One of the focus areas for the Social and Ethics Committee during 2018 was women in mining, women in management and assisted by the Remuneration Committee, gender pay parity.

BOARD EFFECTIVENESS AND PERFORMANCE EVALUATIONS

At the beginning of 2017, an external consultant was appointed to independently review the Board’s effectiveness. The exercise reviewed the composition of the Board, its attributes and succession planning following the expansion and diversification of the company and concluded that there was a need for an additional director with international, US and PGM experience. Accordingly, the Board mandated the CEO to search for a suitable candidate. This resulted in
Mr Harry Kenyon-Slaney being appointed an independent non-executive director on 17 January 2019.

As recommended by King IV, the Board and its committees for 2018, undertook an internal self- assessment. An external assessment will be undertaken in 2019. The results of the internal assessment indicated that all Board members have a clear understanding of the organisation’s core business, its strategic direction and the financial and human resources necessary to meet its objectives. The Board devotes quality time to reviewing the implementation of strategy.

Members agreed that the Charter of the Board is clear and covers all appropriate areas and has been complied with, to the fullest extent. The Board was satisfied with the effectiveness and contribution of each of its committees. The Board committees were functioning efficiently and leadership of all the Committees is effective. Continuing education of committee members was an area recommended for improvement.

The size of the Board is considered to be optimal to give every member an opportunity to participate and contribute. The composition of the Board is appropriate in terms of skills, knowledge, experience and qualifications. This is further enhanced by the recent appointment of Mr Harry Kenyon-Slaney, a seasoned mining executive with multinational experience.

In terms of diversity, members noted that there is a need to address the gender aspect. There are currently two female Board members and directors agree more needs to be done in this area.

The Board is satisfied that the evaluation process improves performance and effectiveness.

Sibanye-Stillwater Integrated Annual Report 2018	124

CORPORATE GOVERNANCE AND LEADERSHIP continued

In addition, the following evaluations were conducted during 2018:
Leadership role	Description of responsibilities	Outcome and recommendations	Succession planning
Chairman	Leads the Board and ensures integrity and effectiveness of Board and committees, and high standards of governance and ethical behaviour

•  Members of the Board were satisfied with the performance and leadership of the Chairman.

•  Annual reappointment of the chairman was undertaken, with Mr Moloko being reappointed as Chairman of the Board for the ensuing year.

Succession planning of the Chairman was discussed both in the context of internal and external candidates.
CEO

•  Provides leadership in the area of policy and strategic direction and provides management with comprehensive information, analysis and timely advice on all aspects of the business;

•  Leads and manages the daily operations

•  The Board was satisfied with the performance of the CEO against agreed upon performance measures and targets.

•  The Remuneration Committee further performed annual review of the CEO’s dual contract and approved it for the ensuing year.

Succession planning for the CEO was discussed and potential candidates for development and succession were noted.
CFO and the Finance Function

•  Providing leadership, direction and management of the finance and accounting team

•  Providing strategic recommendations to the CEO/president and members of the executive management team

•  Managing the processes for financial forecasting and budgets, and overseeing the preparation of all financial reporting

•  Advising on long-term business and financial planning

•  Reviewing all formal finance, and IT related procedures

In terms of the JSE Listings Requirements and King IV, the Audit Committee noted that it was satisfied that the financial director has the appropriate expertise and experience to fulfil his role and that the Finance Function was effective.

Succession planning for the CFO was noted and additional work was to be undertaken.
Internal Audit and Chief Audit Executive (CAE)

•  Sets auditing strategies and goals, overseeing implementation and schedules.

•  Oversee staff, mentoring and developing their skills.

•  Identify and implement control and compliance initiatives across the organization.

•  Conduct audits, communicate with departments, and report on audit results.

		In terms of King IV, the Audit Committee noted that it was satisfied that the CAE had the necessary competence, gravitas and objectivity.	Successors have been identified and are being groomed.
Company Secretary

•  Providing the directors of the company collectively and individually with guidance as to their duties, responsibilities and powers

•  Making the directors aware of any law relevant to or affecting the company

•  Responsible for the efficient administration of the Company, and for ensuring compliance with statutory and regulatory requirements in particular

•  In compliance with paragraph 3.84(h) of the JSE Listings Requirements. In its assessment, the Board considered the recommended practices of King IV and satisfied itself that the company secretary is competent, qualified and has the necessary expertise and experience to fulfil the role.

•  The company secretary is not a director of the Group and has an arm’s-length relationship with the Board

The appointment of Lerato Matlosa as Company Secretary on the retirement of Cain Farrel was included in the succession plan approved by the Board in line with Cain Farrel’s KPIs.

Sibanye-Stillwater Integrated Annual Report 2018	125

CORPORATE GOVERNANCE AND LEADERSHIP continued

BOARD COMMITTEES

AUDIT COMMITTEE

Membership of and attendance at Audit Committee meetings (2018)
Member	Independent non-executive director	Appointed to the committee	Expertise and experience in:	Meeting attendance
Keith Rayner (Chairman)	Yes	1 January 2013	• Corporate finance and accounting • Executive management and governance • Regulatory compliance	8/8
Tim Cumming	Yes	30 May 2018	• Engineering in the mining industry • Leadership and strategic development • Financial services	3/3
Savannah Danson	Yes	23 May 2017	• Communication, finance, mining and infrastructure management	8/8
Rick Menell	Yes	1 January 2013	• All aspects of the mining industry, operationally and at executive management and Board level • Geology • Financial management	8/8
Nkosemntu Nika	Yes	21 February 2013	• Finance and accounting at both private and public sector organisations	8/8
Susan van der Merwe	Yes	21 February 2013	• Diplomacy, foreign affairs, liaison at highest levels of government and regulators	8/8

In terms of the Companies Act, the Board will recommend members of the Audit Committee for re-election by shareholders at the AGM.

2018: How committee contributed to value creation	2019: Planned areas of focus

•  Reviewed and approved the integrated annual report, annual financial statements, interim financial statements and other financial information for publication

•  Monitored integrity of internal controls, internal financial controls and financial risk management systems to safeguard assets

•  Monitored and reviewed the independence and effectiveness of internal audit function

•  Assessed the suitability of external auditors and recommended appointment of new external auditors for appointment by shareholders

•  Monitored the performance of information and communication technology

•  Addressed all internal audit and SOX findings

•  Deleveraging initiatives

•  Assessed the CFO and Head of Audit

•  The Audit Committee held additional two meetings during the year to discuss the KPMG issues, which later led to KPMG being replaced by EY

See Annual Financial Report—Accountability—Report of the Audit Committee

• Review and approval of deleveraging initiatives • Consolidated reporting – DRDGOLD and Lonmin (following completion of the proposed acquisition)

Sibanye-Stillwater Integrated Annual Report 2018	126

CORPORATE GOVERNANCE AND LEADERSHIP continued

RISK COMMITTEE

Membership of and attendance at Risk Committee meetings (2018)
Member	Independent non-executive director	Appointed to the committee	Expertise and experience in:	Meeting attendance
Rick Menell (Chairman)	Yes	1 January 2013	• All aspects of the mining industry, operationally and at executive management and Board level • Geology • Financial management	2/2
Barry Davison	Yes	30 May 2018	• All aspects of the PGM mining industry, operationally and at executive management and Board levels • Financial management	1/1
Neal Froneman	Yes	30 May 2018	• Operations management • Mergers and acquisitions	1/1
Tim Cumming	Yes	13 February 2013	• Engineering in the mining industry • Leadership and strategic development • Financial services	2/2
Keith Rayner	Yes	1 January 2013	• Corporate finance and accounting • Executive management and governance • Regulatory compliance	2/2
Savannah Danson	Yes	23 May 2017	• Communication, finance, mining and infrastructure management	2/2
Susan van der Merwe	Yes	21 February 2013	• Diplomacy, foreign affairs, liaison at highest levels of government and regulators	2/2

2018: How committee contributed to value creation	Areas of focus
• With the changing political landscape and continued depressed commodity prices, country and global risks were reviewed by the committee • US operations specific risks were reviewed in detail	• Integration risks

Sibanye-Stillwater Integrated Annual Report 2018	127

CORPORATE GOVERNANCE AND LEADERSHIP continued

NOMINATING AND GOVERNANCE COMMITTEE

Membership of and attendance at Nominating and Governance Committee meetings (2018)
Member	Independent non-executive director	Appointed to the committee	Expertise and experience in:	Meeting attendance
Sello Moloko (Chairman)	Yes	1 January 2013	• Financial and executive management	4/4
Barry Davison	Yes	21 February 2013	• All aspects of the PGM mining industry, operationally and at executive management and Board levels • Financial management	4/4
Rick Menell	Yes	1 January 2013	• All aspects of the mining industry, operationally and at executive management and Board levels • Geology • Financial management	4/4
Nkosemntu Nika	Yes	21 February 2013	• Executive management, finance and accounting at both private and public sector organisations	4/4
Jerry Vilakazi	Yes	1 January 2013	• Strategic investments • Shaping major public service policies in post-1994 South Africa • Advocacy	4/4
Susan van der Merwe	Yes	30 May 2018	• Diplomacy, foreign affairs, liaison at highest levels of government and regulators	2/2

2018: How committee contributed to value creation	2019: Planned areas of focus

•  To address gender diversity, the Committee actively looked for women directors on the Board

•  Recommended gender policy to the Board

•  Review of Board age limits

•  Review of Board and Committee charters

•  Board and Board Committee performance review

•  Appointment of an additional independent non-executive director with international and US experience

•  Review and approval of succession plans for the CEO, CFO and Board Chairman

•  Reviewed new legislation

• Jurisdictional governance and compliance • Gender diversity

Sibanye-Stillwater Integrated Annual Report 2018	128

CORPORATE GOVERNANCE AND LEADERSHIP continued

REMUNERATION COMMITTEE

Membership of and attendance at Remuneration Committee meetings (2018)
Member	Independent non-executive director	Appointed to the committee	Expertise and experience in:	Meeting attendance
Tim Cumming (Chairman)	Yes	13 February 2018	• Engineering in the mining industry • Leadership and strategic development • Financial services	5/5
Savannah Danson	Yes	23 May 2017	• Communication, finance, mining and infrastructure management	5/5
Barry Davison	Yes	21 February 2013	• All aspects of the mining industry, operationally and at executive management and Board levels • Financial management	5/5
Sello Moloko	Yes	21 February 2013	• Financial and executive management	5/5
Nkosemntu Nika	Yes	1 January 2013	• Executive management, finance and accounting at both private and public sector organisations	4/5
Keith Rayner	Yes	1 January 2013	• Corporate finance and accounting • Executive management and governance • Regulatory compliance	5/5

2018: How committee contributed to value creation	2019: Planned areas of focus

•  Review and approval of executive remuneration for annual STI and LTI awards plus base pay adjustments

•  Review of STI performance framework for 2018 (KPIs and BSCs)

•  Review of gender pay parity

•  Review of suitable ‘remuneration fairness’ indicators for on-going analysis

•  Initiation of a Minimum Shareholding Requirement (MSR) policy for top executives

•  Approval of executive manager appointments and remuneration

•  Formalisation of a basis for adjusting STI targets

•  Review of Remuneration Report relative to King IV code

•  Review and revision of Terms of Reference

•  Engagement with institutional investors

See —Governance—Remuneration report for more details

•  Lonmin integration (following completion of the proposed acquisition) and new management structure

•  Further review of Performance Conditions for vesting of Conditional (LTI) shares

•  Determination of applicable Performance Conditions for any matching shares applicable to MSR holdings built up by executives

Sibanye-Stillwater Integrated Annual Report 2018	129

CORPORATE GOVERNANCE AND LEADERSHIP continued

SAFETY AND HEALTH COMMITTEE1

Membership of and attendance at Safety and Health Committee meetings (2018)
Member	Independent non-executive director	Appointed to the committee	Expertise and experience in:	Meeting attendance
Barry Davison (Chairman)	Yes	21 February 2013	• All aspects of the mining industry, operationally and at executive management and Board levels • Financial management	4/4
Savannah Danson	Yes	30 May 2018	• Communication, finance, mining and infrastructure management	2/2
Neal Froneman	Yes	1 January 2013	• Operations management • Mergers and acquisitions	4/4
Rick Menell	Yes	1 January 2013	• All aspects of the mining industry, operationally and at executive management and Board levels • Geology • Financial management	4/4
Sello Moloko	Yes	1 January 2013	• Financial and executive management	4/4
Susan van der Merwe	Yes	21 February 2013	• Diplomacy, foreign affairs, liaison at highest levels of government and regulators	4/4
[1] Although this committee met four times during the year, the entire Board held additional meetings to discuss safety related matters.

2018: How committee contributed to value creation	2019: Planned areas of focus
• Safety performance • New ways of working safely • Engagement with stakeholders and mining authorities	• Implementation of enhanced safety plans

Much work was done in 2018 to address the Group’s anomalous safety performance. For further detail on this work see —Performance review—Ensuring safe production and —Performance review—Occupational health and well-being.

Sibanye-Stillwater Integrated Annual Report 2018	130

CORPORATE GOVERNANCE AND LEADERSHIP continued

SOCIAL AND ETHICS COMMITTEE

Membership of and attendance at Social and Ethics Committee meetings (2018)
Member	Independent non-executive director	Appointed to the committee	Expertise and experience in:	Meeting attendance
Jerry Vilakazi (Chairman)	Yes	21 February 2013	• Strategic investments • Shaping major public service policies in post-1994 South Africa • Advocacy	4/4
Tim Cumming	Yes		• All aspects of the mining industry, operational, financial and at executive management and Board levels	4/4
Barry Davison	Yes		• All aspects of the mining industry, operationally and at executive management and Board levels • Financial management	4/4
Rick Menell	Yes	1 January 2013	• All aspects of the mining industry, operationally and at executive management and Board levels • Geology • Financial management	4/4
Sello Moloko	Yes	1 January 2013	• Financial and executive management	4/4
Nkosemntu Nika	Yes	30 May 2018	• Executive management, finance and accounting at both private and public sector organisations	2/2
Keith Rayner	Yes	21 February 2013	• Corporate finance and accounting • Executive management and governance • Regulatory compliance	4/4

2018: How committee contributed to value creation	2019: Planned areas of focus

•  Reviewed and monitored compliance to employment equity targets

•  Reviewed and monitored compliance to BEE and procurement

•  Reviewed and implemented recommendation from the Gender Commission report

•  Women in mining

•  Review of the gender pay parity

•  Approved the revised Code of Ethics

• Monitoring of adherence to the Code of Ethics • Gender policy at all levels of the organisation • Environmental, social and governance (ESG) and the Sustainable Development Goals (SDGs) reporting

Sibanye-Stillwater Integrated Annual Report 2018	131

CORPORATE GOVERNANCE AND LEADERSHIP continued

REPORT OF THE SOCIAL AND ETHICS COMMITTEE

In the coming year, the Committee will focus on monitoring of adherence to the Code of Ethics, compliance and improvements to the gender policy at all levels of the organisation.

The Sibanye-Stillwater Social and Ethics Committee (the Committee) is a statutory committee which assists the Board in monitoring the Group’s corporate citizenship, environmental, social and governance (ESG), Sustainable Development Goals (SDGs), sustainability and ethics.

The committee is governed by Terms of Reference which detail its duties in terms of the Companies Act 71 of 2008, as amended (the Companies Act), the JSE Listings Requirements and King IV, as well as responsibilities allocated to it by the Board.

This report is presented in accordance with the requirements of the Companies Act.

DISCHARGING ITS DUTIES DURING THE YEAR

In the previous report, we reported that the Group complied with the statutory requirements while still addressing some backlog regarding employment equity, supply chain and Social and Labour Plan targets. We are pleased to report that during 2018, the Group has made good progress in each of these areas, noting that our approach is to go beyond compliance by seeking to create value for all our stakeholders and to ensure meaningful transformation.

However, we still have areas of concern, regarding employment equity and local procurement. While we are implementing an attraction and retention strategy that will address employment equity at middle management level, we continue to face a skills shortage. In terms of gender equality, the Committee also spent considerable time reviewing and implementing recommendations from the Gender Commission report, women in mining and gender pay parity. A programme that addresses all the barriers towards achieving employment equity, is in place.

In our endeavour to include local small to medium enterprises and black-owned businesses in our supply chain, we have increased our procurement spend with these businesses. In addition, a lot of effort has gone into our enterprise development programme on activities such as commodity ring-fencing, training and development and small, medium and micro enterprise (SMME) financial and business support.

We have a minimal backlog in our Social and Labour plans, which is being addressed to ensure continued benefits to the communities around our operations.

In the coming year, the Committee will focus on monitoring adherence to the Code of Ethics, compliance and improvements to the gender policy at all levels of our ESG performance and the SDGs.

Jerry Vilakazi

Chairman: Social and Ethics Committee

29 March 2019

Sibanye-Stillwater Integrated Annual Report 2018	132

CORPORATE GOVERNANCE AND LEADERSHIP continued

GOVERNANCE FRAMEWORK

A Group governance framework is in place and is continuously being evolved and developed as the business grows. The framework takes into account the existing structures being SA gold, SA PGM and US PGM. It guides the following matters:

•	leadership and governance
•	strategy development and performance management
•	monitoring and oversight
•	application of Group policies
•	delegation of Authority and Reserved Powers
•	operating across jurisdictions
•	implementation across the different structures, joint ventures and associates

In the near future, we will focus on:

•	refining and aligning of the governance framework as the Group management structure evolves
•	alignment of Lonmin into the Group governance and management framework following completion of the proposed acquisition

In addition, in order to fully comprehend the business and the changing environment in which Sibanye-Stillwater operates, the Board has resolved to hold one additional meeting per quarter in order to do an in-depth review of each of the operations.

FUNCTIONAL GOVERNANCE

RISK AND OPPORTUNITY

Which committees have oversight: Audit Committee and Risk Committee

Our risk management framework and processes involve the systematic application of management policies, procedures and practices. It sets out the requirements for effective oversight of risks and ensuring effective integration with the development and execution of Group strategy.  The framework includes identifying, assessing, evaluating, mitigating and reporting of risks. This process also includes communicating, consulting and establishing the context for risk, and for opportunity. Operationally, internal audit works closely with the risk management team. Sibanye-Stillwater’s risk-management framework and processes, including related policies, procedures and practices, are reviewed annually by the Risk Committee, prior to approval by the Board.

For more effective risk oversight of our risks and risk management, the Audit Committee chairman is a member of the Risk Committee, with the Risk Committee chairman being a member of the Audit Committee.

The Board is satisfied that Sibanye-Stillwater’s governance, risk management, compliance, internal control as well as internal audit processes operated effectively for 2018. Business activities were managed within approved risk-tolerance and risk-appetite levels. Primary controls were implemented, and continuous reviews undertaken to refine and improve them.

For further detail on our risk management framework and processes and the most significant risks and opportunities identified in 2018, see —View from the top—Managing our risks and opportunities.

Sibanye-Stillwater Integrated Annual Report 2018	133

CORPORATE GOVERNANCE AND LEADERSHIP continued

TECHNOLOGY AND INFORMATION

Which committees have oversight: Audit Committee and Risk Committee

The governance and management of information and related communication technologies (ICT) have become increasingly critical as our dependence on the use of technology to share and collect information – email communication; the electronic exchange of documents and information with suppliers, employees and many others; and the storage of data and information – that is vital to the efficient conduct of our business.

Security of our ICT systems, which apply innovative technology to enhance operational and knowledge performance to enable continuous business improvement, is essential. Our ICT risk governance framework and strategy, which is reviewed annually was approved for 2019, are aimed at minimising risk exposure and mitigating the risks. Cyber risk is strategic (external) rather than operational. An approved Group ICT charter, aligned with King IV and including the US operations, has been approved by the Audit Committee.

Operationally, the CFO, supported by executive management, provides high-level direction for and approves Sibanye-Stillwater’s ICT strategy. The SA and US operations have an appointed ICT manager. Oversight is provided by the Audit Committee with the Board having ultimate responsibility.

Major achievements of 2018:

•  Full integration of US operations infrastructure into corporate ICT architecture, to benefit from the Group established structures has been completed. Migration of end user computers is scheduled for completion during 2019

•  Increased digitalisation of systems remains a core focus for the IT team. Various robotics options are being investigated. A digitalisation steering committee has been established which reports to the Board

•  A co-partnership model was adopted with functional business owners in the development, implementation and execution of Business Intelligence KPI measurements and enterprise reporting. This enabled a business model that break down the traditional ICT vs. Business barriers whereby the former has an embedded role within the business

•  A service efficiency centre established to deliver Group central services to mining operations on a 24/7 basis. With the increased focus around Cyber Security, the centre focus on monitoring and response to any immediate threat to the company IT system, the established centre will deliver services to the SA and US operations.

•  In addition to quarterly internal vulnerability tests, our ability to prevent and fight off hacking attacks was tested externally. This enabled us to identify a hack and its extent, and to develop a response and related communications plan

•  Exercise to determine and prioritise essential information and assets (“crown jewels”) to be protected was completed. A business impact assessment of these assets, including reviews of recovery procedures and aligning security controls with information sensitivity, was also undertaken and conducted across all business units. A remediation plan is being developed to prioritise security of key information

•  Regular disaster recovery simulations conducted to test application of business impact assessment, the results which were documented along with the lessons learnt. Following feedback, the current ICT application universe was reviewed for impact on availability. Plans are in place to replicate applications with critical and high availability requirements at alternative data centres (Sibanye-Stillwater has three data centres in the SA operations and one in the US operations)

•  Work progressed on conversion of the corporate domain ICT infrastructure to a cloud-based system. Cloud-based systems enable the outsourcing of data storage with safety ensured by the supplier and help to reduce the administrative burden relating to business continuity and data recovery. Having completed the consolidation of all data for the SA operations during 2018, the next step will be migrating the data centre facility to an external hosted facility. This externally hosted system will enable Sibanye-Stillwater to benefit from increased bandwidth and availability and place it in a position to optimally support all central services to the SA and US operations

•  The project to review the storage and keeping of information and records in line with the Protection of Personal Information Act (POPI) continued and is being aligned with the European Union’s General Data Protection Regulations (GDPR). The cloud storage system will entail management of the compliance risk of POPI and the GDPR

Additionally, technological innovation mining is an important aspect of our drive to deliver value by improving efficiencies and productivity at our mining operations. The Safety and Health Committee has oversight of mining technology and innovation. For further information on what was accomplished in the past year, see —Performance review—Delivering value from operations, projects and technology—Technology and innovation.

OUTLOOK AND PLANS FOR 2019

•	Planning for robotics and automation (in internal audit and tax functions, and increased automation in HR payroll, all aimed at driving improved efficiencies
•	Preparatory work on future integration of Lonmin into Sibanye-Stillwater’s ICT infrastructure has been conducted in readiness for approval of its acquisition

Sibanye-Stillwater Integrated Annual Report 2018	134

CORPORATE GOVERNANCE AND LEADERSHIP continued

COMPLIANCE

Which committees have oversight: Audit Committee: Risk Committee, Nominating and Governance Committee, Safety and Health Committee, Social and Ethics Committee

Sibanye-Stillwater subscribes to a zero-tolerance policy in relation to non-compliance with laws, regulations, supervisory and other requirements. Compliance Officers for the US and SA operations have responsibility for this.

Compliance risk comprises two elements: regulatory risk and reputational risk. Regulatory risk includes the penalties that Sibanye-Stillwater and its operating entities may incur if they do not comply with all defined statutory, regulatory, supervisory and other requirements. Reputational risk involves Sibanye-Stillwater being exposed to, for example, possible loss, resulting from damages to Sibanye-Stillwater’s reputation.

Legislative and regulatory compliance is the responsibility of functional departments. The regional compliance functions assist by simplifying legislation and alerting management to changes or pending legislative and regulatory changes. The compliance function’s mandate is to facilitate the management of compliance risk by means of the effective distribution of a compliance methodology, compilation of regulatory compliance risk profiles and to provide advice and guidance relating to strategic compliance issues.

Compliance risk profile sessions are held with business units on a bi-annual basis and conducted with the main aim of assigning responsibility for all relevant compliance commitments, and to furnish the business with fit-for-purpose regulatory risk profiles, which highlight areas of improvement. Any instances of non-compliance can be reported through the toll-free number, 0800 001 987.

There were no material or repeated regulatory penalties, sanctions or fines for contraventions of, or non-compliance with, statutory obligations in 2018. Besides the revised Mining Charter released in September 2018, and revised JSE Listings Requirements, no new major legislation was promulgated. Pending legislation includes:

•  POPI (To safeguard personal information.  A project to review the retention and storage of information and records in accordance with the POPI continues, although regulations are not yet effective (also see —Performance review—Delivering value from operations, projects and technology—Technology and Information))

•  Cybercrimes and Cybersecurity Bill 2017 (possible loss of information that might potentially lead to regulatory penalties and reputational harm. Controls have been put in place to prevent and/or mitigate the consequences of a breach of our ICT systems)

•  Carbon Tax Bill 2017 (financial impact)

•  Expropriation Bill 2019 (subject to negotiations)

•  Companies Amendment Bill, 2018 (the Bill seeks to review and identify all the problematic areas resulting from the implementation of the Companies Act, 2008 and the Regulations as from May 2011)

•  JSE consultation paper recommendations

In the US operations, the Tax Cuts and Jobs Act became effective January 1, 2018, This Act reduces the federal corporate income tax rate to 21% from 35%.  The rate change, together with other immaterial changes, resulted in a decrease in our US operations net deferred tax liabilities of R2,532 million (US$205 million) and a corresponding deferred tax benefit in 2017. Federal income tax expense 2018 will be based on the new rate. Also, on May 18, 2018, the Department of the Interior released its Final List of Critical Minerals, which designates PGMs as “certain mineral commodities that are vital to the Nation’s security and economic prosperity.”

A change to New Jersey tax law beginning 1 January 2019, subjects almost all of the US operations’ consolidated income to New Jersey tax, which will have a significant impact on the overall state cash taxes of the Group, as US operations revenue is recognised in New Jersey where concentrate is sent for final refining.  The US operations continue to proactively engage with outside experts to fully understand complicated legislation changes, at federal and state level, and business optimisation activities continue in the US operations with the objective to add value and ensure our structures and processes are efficient.

REMUNERATION

Which committees have oversight: Remuneration Committee

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

Detailed information on remuneration philosophy, policies and implementation of remuneration and significant developments of the past year as well as intentions of the coming year, is available in the Remuneration Report. See —Governance—Corporate governance and leadership—Board committees—Remuneration Committee.

Sibanye-Stillwater Integrated Annual Report 2018	135

CORPORATE GOVERNANCE AND LEADERSHIP continued

ASSURANCE

Which committees have oversight: Audit Committee and Risk Committee

The internal audit function objectively and independently assures the operating effectiveness of the internal control environment. Internal audit uses predominantly in-house resources to conduct its internal audits. A risk-based internal audit plan linked to the combined assurance approach was used during the year. This ensured that there was adequate co-ordination of internal and external audit assurances over strategic and material issues. Reporting to the Audit Committee is done on a quarterly basis with the Vice President: Internal Audit (also the CAE) reporting to the Audit Committee. Quarterly private sessions between the Vice President: Internal Audit and Audit Committee were held.

Independence and alignment with the Institute of Internal Auditors Professional Practices Framework, Standards and Ethics was externally assessed during 2017. No adverse findings were raised, and the internal audit department received a Generally Compliant rating which is the highest rating that can be bestowed on an internal audit function.

For further information on assurance, see —Annual Financial Report—Accountability—Report of the Audit Committee.

executive management

Sibanye-Stillwater’s executive committee drives and oversees implementation of strategy. The team includes two executive directors. The committee has been restructured in line with the revised organisational structure that is based on commodities rather than regions.

Executive committee

The executive committee, which comprises our prescribed officers, meets regularly to discuss, plan and make decisions on the strategic and operating issues facing Sibanye-Stillwater. As at 29 March 2019, the committee was made up as follows:

Neal Froneman (59): Chief Executive Officer

Charl Keyter (45): Chief Financial Officer

Robert van Niekerk (54):  Executive Vice President (EVP): SA PGM operations

Chris Bateman (53):  EVP: US PGM operations

Shadwick Bessit (56):  EVP: SA gold operations

Hartley Dikgale (59):  EVP: Legal and compliance

Dawie Mostert (49):  EVP: Organisational growth

Themba Nkosi (45):  EVP: Corporate affairs

Wayne Robinson (56):  EVP: Group technical

Richard Stewart (43):  EVP: Business development

For detailed curriculum vitae of members of executive management, see Further Information—Directors and executive management

IMPROVED GOVERNANCE AND OPERATIONAL MANAGEMENT

The organisational structure has been revised to better reflect the distinct requirements of the business. The new structure is based on three distinct operating segments as follows:

Sibanye-Stillwater Integrated Annual Report 2018	136

CORPORATE GOVERNANCE AND LEADERSHIP continued

The advantages of this structure are:

•	dedicated leadership to drive focused strategy for each business segment
•	accommodates planned Lonmin acquisition
•	team focused on restoring SA gold operations to profitability
•	addresses the need for Group-wide strategies in critical areas

To strengthen and support the Executive Committee in addressing multi-disciplinary strategic issues effectively, we are establishing executive sub-committees that include, as members, Group executives and other specialists. For the immediate future, these executive sub-committees listed in the table below are based on priority areas of attention. These areas of focus will be amended as the strategic issues requiring attention evolve.

Group Executive Committee sub-committees

Committee	Participants
Organisational performance and review	• Operating segment heads
• SA services integration
• Organisational growth
• Business development
• Group technical
• Safety and health
• Investor relations
Organisational Culture	• Operating segment heads or nominees
• SA services integration
• Corporate affairs
• Safety, health and ESG
• Group strategy
ESG	• Operating segment heads or nominees
• Corporate affairs
• Governance and compliance
• Investor relations
• Bio-physical environment
Technology and digitalisation	• Operating segment heads or nominees
• SA services integration
• Business development
• Safety, health and ESG

Sibanye-Stillwater Integrated Annual Report 2018	137

REMUNERATION REPORT

Part 1: Remuneration committee Chairman’s statement

Dear Shareholders

I am pleased, on behalf of the Group’s Remuneration Committee, to present our Remuneration Report for 2018.

The report is structured in three parts in line with King IV specifications, and comprises:

•	This statement from the Chairman of the Remuneration Committee that provides background to our work over the year
•	An overview of the main provisions of our Remuneration Policy which is based on our current remuneration philosophy and guides the related remuneration framework
•	A Remuneration Implementation report containing details of:
-	remuneration awarded to executive directors and executive vice presidents of the Group, who collectively comprise our Prescribed Officers (prescribed officers or executives)
-	fees paid to non-executive directors during the 2018 financial year

This remuneration report is intended to present information on our remuneration policies and practices in a meaningful and transparent way and to provide sufficient detail and explanation to enable you and other stakeholders to make an informed assessment of these policies and their implementation.

We have noted the feedback received from certain stakeholders requesting additional detail and, with our desire to be responsive to our stakeholders, we have continued to evolve our disclosure in line with changing best practice.

Addressing Safety

Let me start by echoing what has already been addressed in other parts of this Integrated Annual Report, that 2018 was a year marred by two particularly tragic and anomalous incidents which resulted in multiple losses of life at our SA gold operations. These tragic events, along with other fatalities, occurred during the first half of the year but were in stark contrast to Sibanye-Stillwater’s prior safety record and the fatality rate in the latter half of the year when the last four and half months of the year were fatality-free across the Group – which is a trend that has continued into 2019 (see Further Information—Additional information—Recent developments).

Nonetheless, this prompted us to adjust the weight given to safety on the SA gold operations’ contribution to the Group’s Balanced Scorecard for 2018.

The Group’s Balanced Scorecard focuses on four key result areas namely: safety, costs, production and sustainability (explained in more detail further on in this report). Prior to the adjustment, safety carried a weighting of 25% of the total score at the SA gold operations, split equally between the measurement of the fatal injury frequency rate (FIFR) and the serious injury frequency rate (SIFR). For the second half of 2018, we decided to include the FIFR achieved in H2 as a specific additional measure (that is in addition to the four existing measures – which already included the FIFR and the SIFR) and to give this a weighting of 20% (for the 2018 year only) at a more stretching FIFR target entailing a 30% improvement in FIFR against the existing baseline.

Furthermore, in March 2019, when we had to determine what percentage of the March 2016 Share Awards would be allowed to vest in March 2019, we chose to invoke a discretionary adjustment that reduced the vesting percentage determined using the performance conditions by 20% in recognition of the increased number of fatalities in comparison with previous years, as a result of the two safety incidents.

In addition, in order to place specific emphasis on our desired culture of values-based decision-making in support of the highest levels of safe production delivery, an objective evaluation of values alignment has been included, with significant weightings, in the 2019 individual scorecards for all senior executives and top management levels.

We will continue to ensure that safety remains a foremost priority in our remuneration policies and will continue to investigate how remuneration practices can more effectively support the aims of the Zero Harm Strategic Framework. For more information on what has been done to address our safety performance, see —Performance review—Ensuring safe production.

Other areas of attention

The remuneration team remains focused on the growth and complexities that come with integrating various diverse operations, each with pertinent sub-cultures, while maintaining competitive performance relative to organisations that are in a less rapid phase of growth. This has required agility from the Remuneration Committee in dealing with remuneration matters, and robust debate and consideration of various factors relating to matters of pay.

Since transitioning into an operation that spans multiple jurisdictions, Sibanye-Stillwater has maintained a consistent remuneration policy with incremental adjustments in response to evolution in external and internal circumstances.

Given the challenging economic climate as well as the prevailing headwinds for mining businesses in southern Africa (especially with respect to commodity prices and input cost pressures), at the annual remuneration review early in 2018, the Remuneration Committee agreed to the proposal initially made by management that the executive directors and Group Executive Committee (Group Exco) forgo their salary increases in their Guaranteed Remuneration Packages (GRP) for this cycle, and any benefits calculated thereon.

This arrangement was also extended to senior leadership with below-inflation increases granted to management. While this action has obviously reduced the guaranteed remuneration paid to Group leadership fractionally relative to their previous market benchmark levels, it was recognised and accepted as a measure that was necessary to set the leadership tone in preserving the sustainability of the operations.

Sibanye-Stillwater | Integrated Annual Report 2018	138

REMUNERATION REPORT continued

Early in 2019, we again reviewed the GRP levels for executive directors and prescribed officers and awarded increases on a person-by-person basis with effect from 1 March 2019, taking account of the annual CPI levels, together with any additional consideration for personal performance. This resulted in increases that ranged between 4.5% and 5.5% for the South African-domiciled executives. This is close to the expected cost of living increase in South Africa for the year ahead and is similar to or less than increases to base pay awarded at lower employee band levels in the organisation.

The parameters used to determine incentive payments to management were updated to align with the evolving strategic priorities of the business. The weighting assigned to the performance elements used to determine short-term incentives continues to track the strategic imperatives and priorities of the Group as they evolve over time.

In recognition of the Group CEO’s role in providing strategic and technical leadership to the US operations and the proportion of his time and attention spent between the SA and US operations, we determined that a commensurate portion of his guaranteed remuneration and incentive payments should be paid in the United States through a dual services contract.

We continue to track emerging remuneration trends both globally and in the territories where Sibanye-Stillwater operates, both for executive remuneration and in order to ensure employee benefits, such as healthcare, are kept in line with current appropriate employment practices applicable to the regions in which our employees are engaged.

Summary of activities undertaken during 2018

Besides standard governance and approval items on the Remuneration Committee’s annual work plan, we addressed the following matters during the year:

•	Particular focus on addressing and accounting for the increased number of fatalities in comparison with previous years as a result of the two safety incidents in 2018
•	Adjustments to weightings used on performance scorecards for executives
•	What criteria to apply when considering whether or not, and to what extent, any adjustments might be applied to performance scorecard targets during the year
•	Deliberations on increases to executives’ GRP in the context of remuneration competitiveness and fairness
•	Review of benchmark practices with respect to the Minimum Shareholding Requirements (MSR) for senior leadership
•	Substantial further and on-going benchmarking in relevant markets to assess the level and mix of remuneration
•	Engagement with shareholders and their proxies as to concerns and expectations
•	Determination of dual role remuneration for the CEO to reflect SA and US accountabilities
•	An initial review of gender and race pay parity measures
•	An initial review to establish an appropriate basis for tracking executive management remuneration relative to broader employee pay parity to gain better insight and understanding in this regard

Focus areas for 2019

•	Implementation of the MSR plan with effect from March 2019
•	Determining an appropriate basis for the award of matching shares in respect of MSR holdings, which are to be granted with effect from 2020, together with the performance conditions to be applied
•

Further review and revision of the performance conditions applicable to the Long-Term Incentive (LTI) share awards applicable from 2020 awards onwards in order to be appropriately aligned with current best market practices

•	Following conclusion of the Lonmin acquisition, the integration and alignment of Lonmin’s employees and their remuneration practices with our Group’s policies and practices
•	Further review of the level and mix of remuneration to better ensure the fairness and reasonableness of remuneration for the size and structure of the Group across the markets in which it operates

Non-binding advisory votes

Shareholders will once again be afforded the opportunity to vote on two separate non-binding advisory resolutions at the forthcoming AGM on
28 May 2019: one on remuneration policy (Part 2 of this report) and the other on the remuneration implementation report (Part 3 of this report).

In the event that either or both are voted against by 25% or more of entitled voting rights exercised by shareholders, Sibanye-Stillwater commits to implement measures, including engagement with dissenting shareholders, in an attempt to address all legitimate and reasonable objections and concerns and to disclose how these objections and concerns would be addressed in next year’s integrated report.

At the 2018 AGM in May last year, 3.2% and 16.5% of shares voted were against the remuneration policy and remuneration implementation report respectively.

While both resolutions received votes above the required majority, we still engaged with concerned shareholders and institutional shareholder advisory services who had expressed reservations relating to remuneration implementation in 2017. We acknowledge these comments and, consistent with our desire to be responsive to our stakeholders, we have continued to evolve our disclosure in line with changing best practice.

The table below provides an overview of the main feedback given and concerns raised together with our responses.

Sibanye-Stillwater Integrated Annual Report 2018	139

REMUNERATION REPORT continued

Shareholder concerns and feedback	Responses
Additional detail on the reasons for the year-on-year increases in guaranteed remuneration required

The growth of Sibanye-Stillwater into a multi-national operator with a revised leadership configuration had resulted in an updated assessment of the company’s position relative to comparator benchmarks, determined in terms of both the span of operations and the organisational size and complexity. While the 2016 guaranteed remuneration levels had been deemed appropriate based on a peer group of South African-based gold companies, the 2017 benchmarks were reassessed relative to global precious metal miners with operating footprints spanning numerous jurisdictions. Drawing on advice and guidance from PwC (our remuneration consultants, then headed by Martin Hopkins) as independent third party experts, and recognising the very substantial increase in scale, scope and complexity of senior roles, ‘larger than inflation’ increases were readily warranted so as to place the relevant executives at appropriate levels according to their particular benchmarks.

Special cash incentives were paid to executive directors

In recognition of the value created through the rights offer completed in 2016 and the exemplary work done to execute and coordinate the major transformative financing arrangements relating to the bridging and permanent financing of the Stillwater transaction, management motivated the payment of a special award in the form of an ex-gratia cash bonus to eight members of the management team (excluding the CEO and CFO) amounting to R6.5 million in total. The Remuneration Committee supported this request but chose to extend this award to include the two executive directors (CEO and CFO) as well. Some shareholders objected to their inclusion in this arrangement, as they believed this should only be assessed and rewarded within the confines of their regular variable pay incentives. We take their point in this regard on board and undertake not to enter into similar ex-gratia awards for executive directors in future.

Concern expressed about the extent of linkage between remuneration, business performance and value creation

We believe that the Group’s remuneration philosophy, policy and practices are well founded and structured so as to readily link remuneration outcomes to the organisational and personal performance in the short term and that the long-term incentives are well aligned to the delivery of value over time. See Part 2 for further details.

A concern expressed that the performance targets set ‘are not robust and stretching’

In determining and setting appropriate performance targets in the organisational and personal performance scorecards, Sibanye-Stillwater undertakes a thorough process in order to ensure that sufficiently stretching targets are set and approved by the Board. For each key result area, there is a determination of what would be considered acceptable as ‘on target’ together with a determination of what are considered the ‘threshold’ and ‘stretch’ levels of performance. The level of performance required to secure the ‘on target’ level of incentive payment is pitched to be reasonably and safely achievable, taking into account the normal level of operational risk exposure and also taking into account what has been acceptably achievable in the past.

Concerns regarding change of control and termination payments due to change of control.

We acknowledge shareholders’ concerns regarding the change-of-control provisions in the service contracts of the two executive directors. This has been disclosed in Sibanye-Stillwater’s integrated reporting since the outset and is a legacy arrangement that will be honoured in terms of the existing commitments but will not be repeated going forward.

Vesting for below median performance for the total shareholder return (TSR) performance condition in respect of LTI Share Awards

The shareholder who raised this concern noted that the performance condition as applied attracted qualified support given the recognition that the arrangement is in line with practices commonly applied in South Africa and the below median vesting is at a modest level. The level of vesting at median performance of the peer group was noted as acceptable in the shareholder feedback. Recognising that it is particularly relevant in the cyclical mining sector to maintain stability in performance conditions to fairly reward long-term performance over several performance cycles, the Remuneration Committee intends to review the performance conditions to be applied to awards from 2020 onwards during 2019 in the context of evolving trends and standards.

Concern raised about lack of performance conditions applicable to Forfeitable (Bonus) shares that are awarded alongside the cash portion of the annual bonus

The annual bonus at the senior level is split between cash and shares, which we refer to as Forfeitable (Bonus) Shares, in a 60:40 ratio. Forfeitable Shares are a short-term deferral of a portion of the annual incentive since they vest in two parts, half after nine months and the balance after 18 months. They only vest if the employee is still in employment with us at the date of vesting. As such, this should be seen as a short-term lock-in arrangement as opposed to a longer-term performance incentive (for which we have our LTI share awards) and therefore we do not believe that applying performance conditions to these shorter-term Forfeitable shares is appropriate or necessary.

Remuneration consultants

During the year, we consulted with remuneration consultants, PwC, to assist us with the benchmarking of non-executive director fees.

The Remuneration Committee has previously engaged with remuneration consultants on a case-by-case basis as and when the need arose. However, the Remuneration Committee agreed that we needed to enter into a more on-going relationship with an expert remuneration advisor as a

Sibanye-Stillwater Integrated Annual Report 2018	140

REMUNERATION REPORT continued

dedicated advisor to the Remuneration Committee and have agreed to enter into such an arrangement with effect from 2019, details of which will be provided once concluded.

Furthermore, management will continue to engage with the remuneration consulting team at PwC in support of the development and implementation of our Group reward policies and practices and will call on other experts as required.

We are satisfied that these consultants are independent, objective and well qualified and experienced for our purposes.

Function of the Remuneration Committee

The Remuneration Committee assists the Board in discharging its responsibilities for setting and administering remuneration policies and practices in line with the Group’s strategies, objectives and long-term interests. It has a particular focus on the remuneration of Executive directors and the executive vice presidents (EVPs) of the Group, collectively our Prescribed Officers. Our Prescribed Officers are members of the Group Exco, which constitutes what King IV refers to as ‘executive management’.

We are mandated through, and act on the basis of, the Remuneration Committee’s Terms of Reference. We believe these Terms of Reference remain fully compliant with the requirements and principles of King IV.

The Remuneration Committee is responsible for, inter alia:

•

Considering and recommending remuneration policies for all employment levels in the company with a particular focus on the remuneration of the Group Exco. The approved remuneration policies are reported in Sibanye-Stillwater’s Integrated Annual Reports in accordance with applicable rules and regulations

•	Advising the Board on Sibanye-Stillwater’s Remuneration Policy in respect of the Group Exco
•	Recommending to the Board the remuneration payable and conditions of employment for executive directors and approving the remuneration payable to the Prescribed Officers (comprising the Group Exco)

The Terms of Reference were reviewed during the year with no material changes except that the role of determining and recommending the appropriate level and periodic increases in the fees of non-executive directors is now the responsibility of the Remuneration Committee whereas it had previously been overseen by the Nominating and Governance Committee.

The Remuneration Committee is satisfied that Sibanye-Stillwater has, throughout 2018, complied with the Remuneration Policy and that no material deviations have been noted.

Composition and operation of the Remuneration Committee

•	There were no changes to the composition of the committee membership during the year.
•	The committee members are myself as Chair, Savannah Danson, Barry Davison, Sello Moloko, Nkosemntu Nika and Keith Rayner.
•	All members are independent non-executive directors
•	All meetings have been quorate and attendance by committee members is recorded in the governance section of the integrated report.
•

In addition to committee members, the CEO, the EVP: Organisational Effectiveness (who has accountability for Group leadership development and growth, among other functions), the VP: Strategy and the Company Secretary typically attend our meetings, none of whom do so as of right and nor do they attend when their own remuneration is being discussed and all of whom provide material assistance to the Committee.

•	Executive directors are not involved in any decisions regarding their own remuneration and are recused from such discussions and deliberations.
•	We agree an annual work plan that guides our agendas and areas of focus for our four meetings over the year.
•	Between meetings, we will review and consider relevant matters by round robin when required, with subsequent confirmation of the round robin decisions at the next committee meeting.

Appreciation

Lastly, I would like to thank my committee colleagues for their assistance in ensuring that we pay proper attention to the key aspects of remuneration in the Group (both the development of policy and practice as well as its implementation) and that we deliver on our mandate appropriately.

I also extend my thanks to the members of the management team for their hard work and dedication during the year, as well as to those shareholders and proxy advisors who gave us constructive and candid feedback on our policies and practices.

Tim Cumming

Chairman: Remuneration Committee

29 March 2019

Sibanye-Stillwater Integrated Annual Report 2018	141

REMUNERATION REPORT continued

Part 2: Remuneration Policy

Remuneration philosophy guides policy

Sibanye-Stillwater’s remuneration philosophy guides the Group’s Remuneration Policy and decision-making processes. It is founded upon the simple recognition that various forms of capital are engaged in driving the performance of the business over time and that each of those capitals seeks a fair return.

Shareholders and creditors have provided the financial capital that is then applied to acquiring and developing the resources/reserves (mining assets), the physical assets (plant and equipment etc.) and the human capital (the employees) of the business. In addition, the countries and the communities in which the mines operate should also be seen as providers of capital on which they seek a return – which is afforded them in terms of mining royalties, incomes taxes, employee taxes, property rates and other levies and expenses paid by the Group.

However, although some mining assets are clearly superior to others (in terms of potential for realisation of value), the success of a mining business very much depends on the skills and application of its employees to deliver financial value from the assets with which they have to work.

Accordingly, in order to ensure that the providers of financial capital receive attractive returns over time they need to be satisfied that they have the best mix of human capital available to deliver this for them. Furthermore, in order to drive and motivate exceptional performance, the providers of financial capital also believe in the principle of sharing the gains achieved on a basis that is fair and competitive.

Remuneration policy

Accordingly, Sibanye-Stillwater’s remuneration policy seeks to attract and retain key talent and to reward employees fairly and appropriately across the organisation such that the Group is viewed by all pertinent stakeholders, both within and outside the employ of the Group, as an organisation that provides a positive performance environment, a workplace with upstanding ethics and morals, and an opportunity for employees to develop their careers and earn a good living focused on delivery of our common purpose that “our mining improves lives”

The remuneration framework and practices that are determined by this remuneration policy are designed to have the following attributes:

•	Flexibility. To support a diverse and multi-regional organisation to accommodate differences and changes in job requirements, labour market practices and economies.
•

Transparency. To provide executives and staff with clarity regarding their roles and performance expectations and a clear understanding as to how the remuneration practices and structures applicable to them work.

•	External competitiveness. To enable and reflect appropriate pay levels and structures for comparable jobs within the relevant labour market.
•	Internal comparability. To provide remuneration guidelines that ensure similar jobs are paid equitably across the Group within relevant markets.
•

Recognition. To reward performance through appropriate base pay progression, short-term incentives (bonuses) and, where applicable, long-term incentives. Extraordinary performance and contributions are further rewarded at a level that signifies the value of the employee to the organisation and encourages retention and further commitment.

From a market-competitiveness perspective, our remuneration policies and practices are also designed to be appropriately competitive so as to enable the attraction, retention and motivation of talented and skilled people, especially at executive and senior management levels, in order to ensure the company is best able to deliver on its core purpose, vision and strategies.

From a retention perspective, key consideration and focus are placed upon enabling individual growth, offering compelling career development and enhancement opportunities as well as allowing for a reasonable work-life balance.

Remuneration structures are benchmarked annually against relevant peer groups on a territory-specific basis to ensure reasonable external parity and competitive remuneration potential. In addition, employees’ remuneration levels and remuneration potential are also compared internally to ensure appropriate parity or differentiation as needs be.

Ensuring the link between strategy and remuneration

The Group strategy and related strategic objectives are described elsewhere in this report. However, it is important to comment on how remuneration is linked to the delivery on these strategic objectives.

The Group’s primary driver of desired performance is exerted through the use of cascading performance scorecards that apply a top-down approach that is premised on the simple dictum (arguably) attributed to Peter Drucker that goes: “What gets measured, gets managed. What gets managed, gets done.”

Simply put, the strategies of a company are nothing more than the decisions that have been made as to how one allocates, uses and optimises the value generated from the resources available to the company in pursuit of its vision and mission. All these resources are finite and limited – and are often scarce and typically much competed for. They comprise little more than the following: money, people, physical assets, geological and natural assets (in the case of mining companies), intellectual property (sometimes) and time.

Accordingly, after the Board and management have agreed and set out the short- and long-term strategies for the company they are devolved into business plans (i.e.: determining who will do what, with what, to what extent and by when). These are then broken down and captured in the various performance scorecards applicable at all levels of the organisation, starting from the top and cascading down, and taking into account what can be safely and efficiently extracted from the mining assets available.

Sibanye-Stillwater Integrated Annual Report 2018	142

REMUNERATION REPORT continued

Not only do the scorecards enable us to allocate pertinent elements of the strategies and business plans to particular executives and their teams tasked to deliver on them but it also enables management to indicate the degree of importance attached to each of these component elements by applying different weights to each area accordingly.

Furthermore, three scorecards are used to determine the success of the organisation (collectively) or the Executives (individually) and ultimately the extent of remuneration paid to each Executive. The first two scorecards relate to measuring short-term performance and the third one focuses on delivery of superior value to shareholders over time and is a key determinant of long-term incentive outcomes for executives.

1.

Group Performance Scorecard: Covers the four key operational result areas for the Group as a whole that we refer to as Safety, Cost, Production and Sustainability. These are described in more detail below.

2.

Personal Performance Scorecard: Contains a mix of key result areas that are deemed appropriate to judge the extent to which a particular executive has performed as a manager and leader within their specific domain and range of responsibilities.

3.

Shareholder Value Delivery Scorecard: Assesses the delivery of sustainable value to shareholders over a rolling three-year period through the assessment of the performance conditions applied to determine the vesting percentage of the Conditional Share awards.

The overall remuneration for each Executive, for the purposes of short-term and long-term incentive awards, is then determined by the performance achieved on each of these scorecards with the applicable influence on each component of the remuneration mix.

This gives the resulting incentive-based remuneration which is determined by the short-term and long-term awards which are clearly and directly linked to the Group’s strategies.

Distinction between Short-Term Incentives (STI) and LTI

It is important to set out an explanation as to the rationale behind the design and structure of the STI and LTI at Sibanye-Stillwater. When considering STIs in any particular period (where financial performance or the share price may increase or decrease), it is important to view the whole package, that is the STI plus LTI outcomes and not just the STI on its own.

Management does not have any control over several key exogenous factors that can have a very substantial impact on short-term financial performance or the company’s share price. The most significant of these factors include:

•	the commodity prices of the metals we mine and refine, which directly determine revenue received for the metals produced and sold,
•	the rand/dollar exchange rate, which also directly affects Rand revenues (and some costs).

Not only does management have no control over these variables but they are also notoriously difficult to predict and therefore it is not reasonable in the short term to measure or reward management on factors largely beyond their control and for which they have no accountability.

However, what management can be held accountable for is the safe and efficient development and extraction of metal from our mining operations and the safe production of as much of the metal as possible for the least cost.

That is why the short-term incentive assessment uses the four factors – safety, production, cost and sustainability – as key performance indicators (KPIs) as opposed to, for example, revenue or profit.

Nonetheless, shareholders would understandably wish to see senior employees having a degree of alignment to their own interests, which are typically concerned with share price performance and return on capital/equity. Accordingly, the long-term incentive portion of executive remuneration is paid to them in shares with the quantum of this amount being a function of recent individual performance combined with a determination of the extent to which total shareholder return was achieved relative to peers and the extent to which the Group’s return on capital exceeds the cost of capital (or not) over the prior three years. In this way, executives feel the same pain as shareholders when these returns are poor and/or will experience the benefits of good financial performance when shareholders do.

Fair and responsible remuneration

We remain committed to remuneration fairness across all levels of the Group.

Clearly this is a complex matter since fairness can be considered from the perspectives of different stakeholders – employees, shareholders, the broader community in which we operate, among others – and there can be conflicting opinions between these different stakeholders in terms of what each might deem to be ‘fair’. We have to try and navigate those differences bearing in mind our responsibility as directors towards the interests of the Group.

The two key criteria in considering what is fair are, in the first instance, external parity and internal parity.

By this we mean that all employees’ remuneration arrangements should be determined and reviewed for fairness with reference to how their actual and potential rewards from remuneration stack up relative to these two criteria. i.e.:

•

How does this compare relative to other people who undertake a similar role, have similar levels of skill, experience and responsibility in other similar or comparable organisations within the same country or region?

•

How does this compare relative to other people who are also working at Sibanye-Stillwater, in the same or similar roles in terms of their respective levels of work, skills, experience and responsibilities?

No perceptible difference in actual and potential remuneration of one person when compared to that of another who is deemed to be reasonably comparable on either an External and Internal Parity basis – and, importantly, who has been performing with the same degree of success as the comparator - should ever be accorded to their gender, their race or any other personal factor not relevant to the job.

Accordingly, as a matter of policy, we seek to ensure that we are fair and equitable in this regard with no discrimination that could be attributed to differences in race, gender or any other personal factor that has no bearing on the person’s ability to perform acceptably on the job.

Sibanye-Stillwater Integrated Annual Report 2018	143

REMUNERATION REPORT continued

We also recognise the need to address the challenges of unreasonable income inequality (that is the difference between remuneration earned by employees at the top of the organisation as compared to those lower down in the organisation) whilst still remaining competitive and retaining the ability to attract the talent necessary to provide the required levels of technical and professional management and leadership. To that end we are mindful of paying attention to respective increases in remuneration between these levels over time.

Part 3 of this Remuneration report sets out some analysis of how we have addressed this to good effect over the past five years.

By way of summary, the key principles underpinning Sibanye-Stillwater’s remuneration approach are encapsulated in the diagram below:

Remuneration elements

Sibanye-Stillwater’s remuneration structure includes the following elements:

	Description	Pay element	Alignment with remuneration philosophy
Guaranteed base pay	Base salary and allowances including provision for medical and retirement	Guaranteed remuneration package (GRP)	With reference to the relevant market median guaranteed pay benchmark taken from remuneration surveys. This provides the foundational element of the remuneration mix
Short-term incentive (STI)	Annual incentive based on a combination of operational delivery and execution of approved business strategies	Cash bonus (60%)	Performance-based reward providing immediate recognition for superior performance over the prior year
		Forfeitable (Bonus) shares (40%)	A deferred performance-based reward (for retention purposes) and incorporating a limited alignment with delivery of value to shareholders through medium term exposure to share price movement
Long-term incentive (LTI)	Share award linked to recent personal and organisational performance, with the value on vesting being determined by the extent of delivery of superior shareholder value	Conditional (Performance) shares	Motivation and retention with a strong performance component rewarding sustained delivery by the company of superior shareholder value over the medium term

Target remuneration mix

The table below sets out the remuneration mix for the various levels of management assuming on-target performance.

Sibanye-Stillwater Integrated Annual Report 2018	144

REMUNERATION REPORT continued

In line with the scope and influence of each level of management, there is a progressive increase in the weighting towards long-term incentives with an emphasis on delivery of sustained value to shareholders at the more senior levels.

The value quoted for Forfeitable Share awards in the target remuneration mix is the face value at award date without taking into account the impact of potential share price appreciation over the vesting periods.

The value of the Conditional Shares awarded for on-target performance in each remuneration cycle is quoted at the estimated “fair value” of the on-target award. This is an actuarial determination of the typical value of the award granted in each remuneration cycle that the participant should expect to receive at vesting. The calculation takes into account the projected change in the share price over the vesting period and the market-related performance conditions that are expected to apply on vesting.

Remuneration structure mix (% of total potential remuneration for on target performance)

Level	Guaranteed pay	Short-term incentive		Long-term incentive	Total
		Cash bonus	Forfeitable shares	Conditional shares
Chief Executive Officer	34.9	22.7	15.1	27.2	100.0
Chief Financial Officer	36.8	22.1	14.7	26.5	100.0
Executive Vice President (or prescribed officer)	39.4	21.7	14.5	24.4	100.0
Senior Vice President	41.1	20.5	13.7	24.7	100.0
Vice President – SA-based	46.6	18.6	12.4	22.4	100.0
Vice President – US-based	54.7	21.9	14.6	8.8	100.0
E lower band[1]	62.5	37.5	0.0	0.0	100.0
D upper band[1]	66.7	33.3	0.0	0.0	100.0
D lower band[1]	71.4	28.6	0.0	0.0	100.0

1 Patterson bands applicable to middle and junior management

Composition of total remuneration package – executive directors and senior executives

The range of potential incentive pay per rand of GRP is illustrated below for the Group Exco who constitute executive management as per King IV and Prescribed Officers in terms of the South African Companies Act, 2008. The “maximum on award” represents the implications of the highest possible performance rating from the previous performance cycle at a typical fair value of the Conditional Shares awarded over the vesting period. Maximum potential on vesting represents maximum awards with the highest possible performance condition applied to the Conditional Shares at vesting although not incorporating the possible effects of share price appreciation over the vesting period.

Sibanye-Stillwater Integrated Annual Report 2018	145

REMUNERATION REPORT continued

Guaranteed remuneration

The benchmark used, in the first instance, for determining GRP by job level and discipline, is a market median level obtained through independent remuneration survey databases for peer mining companies with differentiation by territory. At the time of assessment, an Executive’s actual remuneration may well be above or below the median level and may remain above or below the median for good reasons such as length of time in the role, level of performance while in this role etc.

For consistency in application, the Company made use of relevant comparator companies as a peer group and the related survey data supplied by Mercer and Hay for the US PGM operations and PwC for the SA operations, backed by independent advice and support from external consultants. In addition, further verification was obtained by collecting comparable data from competitor company proxy statements to verify “pay for performance” relativity for the Executives. This practice of benchmarking by using peer group data (provided by Mercer and PwC) to ensure pay parity and internal alignment with our remuneration principles is used extensively for levels below the Executive. GRP levels are reviewed annually against market benchmarks to remain competitive. The median benchmark is the first point of reference when making comparisons with other factors such as length of time in the role, extent to which the executive is more than, or less than, fulfilling all aspects commensurate with the role also considered when making pay level determinations.

Performance-based incentive plans

While the short-term incentive scheme rewards those elements of performance that are mostly within the control and line-of-sight of the employees, the long-term incentive is conditional on the achievement of longer-term financial hurdles that are aligned with shareholder value creation.

Short-term incentives focus on and incentivise management to achieve safe, sustainable, cost effective delivery from operations and to achieve proper progress in executing the Board-approved Group strategic goals. These incentives are awarded following the assessment of the Group’s annual performance (or at lower levels, the operating unit or area of accountability) against agreed targets (Operational performance) as well as the individual performance goals achieved during the year under review (Personal performance).

Sibanye-Stillwater Integrated Annual Report 2018	146

REMUNERATION REPORT continued

For 2018, weightings between the Operational performance and Personal performance elements differed according to the location of the employee in the business as follows:

Deployment	Operational performance	Personal performance
Individuals in South Africa with direct line responsibility for management of production operations	90%	10%
Regional executives and services functions and all United States management	70%	30%[1]
Group executives and corporate office	60%	40%

1 There is a split between personal and service area delivery performance for SA Services Management and certain Corporate Services employees. For employees in services functions, half of the Personal performance is accounted for by performance in the service area of which they are part

The weightings to be applied to Operational and Personal performance in 2019 have been reviewed in order to:

•	intensify operational focus
•	enhance consistency across the Group
•

provide for the introduction of a ‘values alignment’ component as a new element in the Personal performance evaluation of all managers (this is to have a significant weighting of approximately 10% of overall performance)

It has been decided to change the 90:10 weighting to 80:20 for those managers with direct responsibility for management of production operations for the 2019 period. All other managers and executive management will have the respective elements weighted on a 70:30 basis.

Operational performance

As discussed earlier, operational performance is determined for the Group through a scorecard using safety, production, cost and sustainability as the key performance indicators.

Targets in the forthcoming year’s approved business plans are used to set the Organisational performance targets applicable for the STI calculations. In determining the targets, consideration was given to performance that is considered realistically achievable, given the levels of operational risk that would normally be experienced while allowing for an element of stretch and taking into consideration the organisation’s performance over the past few years.

Based on these business plans and at the start of each performance cycle, the Remuneration Committee approves the key performance indicators, target performance levels and ranges that will be used to determine the quality of the Group’s delivery from operations.

Overall Group operational delivery is a weighted aggregate of the performance of the major operating areas of the business. The threshold and stretch targets are set based on these targets, with threshold performance resulting in a 0% score for that particular KPI, and a stretch performance outcome resulting in a 200% score for that KPI.

Criteria to determine and adjust performance targets

The Remuneration Committee has the discretion to adjust targets during the course of the year where significant anomalous and unforeseeable events occur which are outside the control of management, or where there are conscious value-adding (or loss-saving) operational departures from the Board-approved plan and where these events cause material deviations from the approved targets. An example of such an event might be a massive seismic event that renders a section of the mine inaccessible or no longer worth mining.

2019 Operational performance conditions

The table below details the 2019 KPIs for the key focus areas for each major operating area within Sibanye-Stillwater.

Sibanye-Stillwater Integrated Annual Report 2018	147

REMUNERATION REPORT continued

KPIs for 2019 per major operating area

KPI	Weight	Metric	Weighting
SA gold operations (one third contribution to Group)
Safety	25%	FIFR (per million hours worked)	50%
		SIFR (per million hours worked)	50%
Production	25%	Gold produced (kg)	100%
Cost	25%	Operating cost per underground ton milled (R/ton)	100%
Sustainability	25%	Primary on-reef development (m)	50%
		Primary off-reef development (including Burnstone and Capex) (m)	50%
SA PGM operations (one third contribution to Group)
Safety	25%	Fatal injuries	50%
		SIFR (per million hours worked)	50%
Production	25%	Ounces produced (‘000 4E oz)	100%
Cost	25%	Operating cost including ORD before credits and direct costs of by product per 4E ounce produced (R/4E oz)	100%
Sustainability	25%	Primary on-reef development (m)	50%
		Primary off-reef development (m)	50%
US PGM operations (one third contribution to Group)
Safety	25%	Total reportable injuries per million hours	50%
		Progress on ongoing refinement of US PGM operations safety strategy	25%
		Progress on review of GET Safe Safety and Health Management System	25%
Production	25%	Returnable 2E PGM produced (‘000 oz)	50%
		Tons milled (‘000 ton)	25%
		Recycling throughput (tons smelted per day)	25%
Cost	25%	All-in sustaining cost per 2E oz (US$ / oz)	75%
		Recycling EBITDA (US$ million)	25%
Sustainability	25%	Development advance (Stillwater including Blitz excluding project) (equivalent 000 ft)	12.5%
		Development advance (East Boulder excluding project) (equivalent 000 ft)	12.5%
		Diamond drilling advance (Stillwater including Blitz including project) (000 ft)	12.5%
		Diamond drilling advance (East Boulder including project) (000 ft)	12.5%
		Concentrate handling project status	20%
		Progress made in the review of environmental management systems	15%
		Number of externally reportable incidents or notifications of violations based on Environmental Protection Agency and Montana Department of Environmental Quality guidelines	15%

Personal performance

The Remuneration Committee and the Audit Committee also approve respectively the individual scorecards of the CEO and the CFO that reflect strategic business imperatives for the company. In turn, the CEO develops specific individual objectives, aligned with the organisation’s strategic objectives, with those who report directly to him at the beginning of each year. On conclusion of each cycle, the Remuneration Committee reviews the performance determinations of the Executive Directors and the rest of the Group Exco as the basis of approving STI payments and LTI awards.

The Group uses a rating scale of 1 - 5 where a rating of 3 will equate to a 100% score for the Personal performance component, with the highest rating of 5 resulting in a 200% score for the personal performance component. If the personal performance evaluation of any Executive falls below 2.5 then no STI (cash or Forfeitable shares) will be awarded.

Sibanye-Stillwater Integrated Annual Report 2018	148

REMUNERATION REPORT continued

Maximum STI achievable

If stretch targets are achieved on both Operational and Personal performance scorecards, the maximum incentive is capped at twice the on-target bonus level.

Deferral of a portion of STI into Forfeitable (Bonus) shares

All employees who are at VP level or above have 40% of their overall STI settled in Forfeitable shares (sometimes referred to as ‘Bonus shares’). These shares vest in two equal tranches at nine months and eighteen months after the award date. Participants have full shareholder rights on those shares from the date of award (save for the right to dispose) including the right to receive dividends. The Forfeitable shares will be forfeited in the event of resignation or termination for cause, with a pro rata vesting applicable in the case of no-fault separations.

Long-Term Incentives

Annual awards of Conditional (Performance) shares under the current Sibanye-Stillwater Share Plan

Annual awards of Conditional shares (sometimes referred to as Performance shares) are made to VPs and above, with the number of Conditional shares awarded being a function of the annual GRP (guaranteed remuneration) multiplied by a factor related to the Executive or management job grade and further multiplied by a factor related to their assessed performance for the relevant period preceding the award. The performance factor applied in this latter case is determined by reference to the table below.

Individual rating	Value as a % of value for on target performance
1.0 - 2.4	0%
2.5 - 2.7	50%
2.8 - 3.0	100%
3.1 - 3.3	125%
3.4 - 3.7	150%
3.8 - 4.0	175%
4.1 - 5.0	200%

Conditional shares have no dividend rights, or dividend equivalent rights associated with them prior to vesting.

The awards of Conditional shares will vest on the third anniversary of the award date dependent on the extent to which the performance conditions have been met.

The award may be forfeited in the event of resignation of an Executive or their termination for cause, with a pro rata vesting subject to application of performance conditions applicable in the case of no-fault terminations.

Performance conditions for vesting

The proportion of shares awarded that vest after the three year period depends on the extent to which Sibanye-Stillwater has performed relative to two performance criteria – Total Shareholder Return (TSR) and Return on Capital Employed (ROCE) over the applicable three years. The Remuneration Committee also has discretion to reduce the quantum of shares that would otherwise have vested by up to 20% in the event of any serious poor performance relating to the Group‘s ESG track record. These performance conditions were introduced with effect from the award of Conditional shares made in March 2016 and were based on what was understood to be widely acceptable measures used to gauge the extent to which shareholder interests are being met. Accordingly, the actual number of shares that will vest at the end of each award cycle will range from 0% to 100% of the shares initially awarded.

Total shareholder return – applicable to 70% of Conditional shares

TSR, a composite measure of share price appreciation and dividends paid to shareholders, is widely recognised as one of the most appropriate indicators of shareholder value delivery. It is used extensively internationally and increasingly in South Africa, sometimes as a single metric and often as one of two or three weighted performance metrics. In a few cases an absolute target is set, but most often it is targeted in relation to a peer or comparator group of “like” companies.

The TSR for Sibanye-Stillwater’s purposes is measured against an appropriate peer group of eight mining and resource companies that might provide alternative investment options to Sibanye-Stillwater’s shareholders. When the peer group for the 2016 awards was determined, the companies selected had similar market capitalisation and occupied similar strategic positioning to Sibanye-Stillwater as value-driven, multi-commodity resources companies listed on the JSE with a primary focus on precious metals. These eight peer comparator companies are set out below:

Sibanye-Stillwater Integrated Annual Report 2018	149

REMUNERATION REPORT continued

Peer group companies for TSR comparison
AngloGold Ashanti Limited
Anglo American Platinum Limited
Gold Fields Limited
Impala Platinum Holdings Limited
Northam Platinum Limited
Exxaro Resources Limited
Harmony Gold Mining Company Limited
African Rainbow Minerals Limited

The TSR performance condition is determined based on the cumulative curve of the peer companies TSRs over the vesting period and where each peer company is assigned a weighting in accordance with its market capitalisation. The percentile at which Sibanye-Stillwater’s TSR falls on this curve is then determined at the end of the period. The applicable TSR score used in determining the percentage of awarded shares that will vest in terms of this criterion is established using the table below, with linear interpolation between the levels quoted.

Vesting percentage relationship to relative TSR performance

Percentile on peer group TSR curve	% vesting
0%	0
10%	0
20%	0
30%	5
40%	20
50%	35
60%	55
70%	75
80%	90
90%	100
100%	100

Return on capital employed – applicable to 30% of the Conditional shares awarded

Return on capital employed (ROCE) is a metric that can be used to assess how effectively a company generates profits from its employed capital. There has been an increased focus on measuring the returns earned by businesses on the capital deployed over and above the applicable prevailing risk-free rate or other ‘required’ rates of return. For Sibanye-Stillwater, the ROCE is evaluated against the cost of capital, which includes an equity risk premium over the risk free rate. A minimum threshold on the performance scale for ROCE is set as equalling the cost of equity, Ke, which would lead to 0% for the ROCE performance condition. Delivering a return that exceeds Ke by 6% or more would be regarded as a superior return representing the maximum 100% on the performance scale and full vesting in respect of the ROCE element. The performance curve governing vesting is linear between these limits as follows:

Vesting percentage relative to ROCE outcomes

Annual ROCE	% vesting
≤Ke	0.0
Ke + 1%	16.7
Ke + 2%	33.3
Ke + 3%	50.0
Ke + 4%	66.7
Ke + 5%	83.3
Ke + 6%	100.0

ESG over-ride condition

The Board, at its sole discretion may determine that, if there is evidence of material and significant environmental, social and governance (ESG) malpractice during the vesting period applicable to Conditional shares, up to 20% of the Conditional shares that would otherwise vest may be forfeited. In exercising its discretion, the Board may consider level 4 and higher environmental incidents, level 4 and higher social incidents, negligence with respect to occupational health and safety management, material breaches of good corporate governance, and other relevant issues impacting Sibanye-Stillwater’s ESG performance and track record. The forfeiture may be applied to specific areas of the business or to the Group as a whole depending on the malpractices identified.

2017 Share Plan limit

Following shareholder approval at last year’s AGM, the share capital approved for issue under the 2017 Share Plan is 4% of the company’s issued share capital at the time, being a total of 86,748,850 shares.

Sibanye-Stillwater Integrated Annual Report 2018	150

REMUNERATION REPORT continued

Minimum Shareholding Requirement plan

On a supplemental basis to the Remuneration Policy and in order to encourage executive leadership of the Group to take on personal exposure to the Sibanye-Stillwater share price thereby increasing the extent of alignment with shareholder interests, the Remuneration Committee has approved a MSR plan for implementation with effect from March 2019.

In terms of this plan, executives will be expected to build personal holdings in Sibanye-Stillwater shares in excess of threshold levels over the five years from 2019 to 2023. Matching awards will be granted at the end of each year in the cycle based on the holdings achieved representing satisfactory progress towards the thresholds. The first matching awards will only be made in March 2020 depending on progress made during 2019.

Matching awards will be capped at a maximum of double the minimum shareholding requirement, will be subject to performance conditions and a vesting period of three years, and will be forfeited should the minimum shareholding requirement not be met. A claw-back provision will also be applied in respect of matching awards that have already vested by the end of the minimum shareholding build-up period should the minimum holding not be met. The holding may be satisfied through a combination of pledging of unvested Forfeitable shares, commitment of Forfeitable or Conditional shares on vesting and commitment of personal holdings, all converted to a pre-taxed equivalent value. These parameters, on which we have received independent third party review from PwC, are considered consistent with parallel plans that have been introduced by comparable South African mining companies.

Level	Minimum shareholding requirement as a percentage of annual GRP at the start of the build up period
CEO	200%
CFO and other executive directors	150%
Other prescribed officers	100%

The matching shares ratio and performance conditions applicable to the matching share awards are still under consideration and will be finalised during the course of 2019 in conjunction with the review of performance conditions applicable to the long-term incentive share awards. That determination will be guided by comparable custom and practice in this regard so as to be aligned with appropriate industry standards.

Non-Executive Director fees

In terms of Sibanye-Stillwater’s Memorandum of Incorporation, fees for the services of non-executive directors are determined by the Company’s shareholders at annual general meetings under the oversight of the Remuneration Committee as from the current cycle.

The appropriate level of fees and increases thereon are determined in a similar manner to assessing executive remuneration. Accordingly, we review the relevant fees for board and committee membership with comparable governance responsibilities for companies with characteristics in terms of operational size, complexity, regional spread and listing locations similar to Sibanye-Stillwater.

No provision is made for travel allowances, however, directors may claim for a refund of reasonable expenses if they incur these directly as opposed to having the company make the travel arrangements on their behalf. These figures are disclosed in the relevant table on fees in Part 3 of this report.

Executive Directors’ contracts of employment

The employment of an Executive Director will continue until terminated upon (i) 24 or 12 months’ notice by either party for the CEO and CFO, respectively, or (ii) retirement of the relevant executive director (currently provided for at age 65 in the contract). Sibanye-Stillwater can also terminate an executive director’s employment summarily for any reason recognised by law as justifying summary termination.

Except for the two current executive directors, none of the Prescribed Officers have employment contracts that provide for any compensation for severance because of change of control.

The service agreements of the two executive directors contain “change of control” conditions, which are set out for information below. These contracts and conditions will be honoured until they terminate. However, any future appointments of Executive Directors will be made without provision for any compensation for severance because of ‘change of control’.

The employment contracts for the current two executive directors provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a ‘change of control’ as defined below, within 12 months of the ‘change of control’, the executive director is entitled to:

•	in respect of the CEO, payment of an amount equal to two and a half times GRP and in respect of the CFO payment of an amount equal to twice the GRP
•	payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years
•	any other payments and/or benefits due under the contracts
•	payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete
•	an entitlement to awards, in terms of the Sibanye-Stillwater Incentive Scheme, shall accelerate on the date of termination of employment and settle with the full number of shares previously awarded.

The employment contracts further provide that payments will also cover any compensation or damages the executive director may have under any applicable employment legislation

‘Change of control’ in terms of the above is defined as the acquisition by a third party or concerned parties of 30% or more of Sibanye-Stillwater ordinary shares. In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganisation, whether or not there is a change of control, if the Executive Director’s services are terminated, the ‘change of control’ provisions summarised above also apply.

Sibanye-Stillwater Integrated Annual Report 2018	151

REMUNERATION REPORT continued

Going forward, we will not include any contractual provisions in any employment contracts or variable pay contracts allowing for accelerated vesting without the testing of performance conditions.

Non-binding vote on remuneration policy

The Remuneration Policy, as set out here in Part 2 of this report, will be tabled for a separate non-binding advisory vote at the AGM.

Part 3: Implementation of the remuneration policy – 2018

EXECUTIVE DIRECTORS’ AND PRESCRIBED OFFICERS’ SINGLE FIGURE OF REMUNERATION

The remuneration outcomes for executive directors and prescribed officers (who constitute executive management as per King IV) for 2018 are set below. We have included comparative tables for 2017.

As introduced last year, these tables have been compiled in a manner that improves clarity and transparency and aligns with the expected principles and practices of King IV.

Two perspectives are provided, the first being a Single Total Figure of Remuneration that reflects earnings attributable to the performance delivered during the relevant cycle and the second, Total Cash Remuneration, reflecting earnings received by each executive director and prescribed officer during the cycle. This should be considered in conjunction with the table of unvested awards, which provides a view of the ‘inflight’ LTI share awards for each executive during the cycle.

In this report, as for last year, both the short-term cash incentive and Forfeitable share awards, which are in proportion to the cash incentive with deferred vesting, are reported on an accrued basis in the Single Total Figure of Remuneration. Conditional shares, as before, continue to be reported on at vesting. To determine cash earnings in the cycle, amounts of shares that accrued in 2018 but were not settled are subtracted while shares accrued in previous years and which were settled in 2018 are added back in. Finally, adjustments are added on to take account of market movements on shares that were settled in 2018.

Sibanye-Stillwater Integrated Annual Report 2018	152

REMUNERATION REPORT continued

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2018

	2018 (R'000)
		Salary	Pension scheme total contribu- tions	Cash bonus accrued	Accrual of forfeitable share award	Other cash payment⁴	Conditional share proceeds	Other benefits	Termination/separation benefits	Total single figure of remunera- tion	Less: Amount accrued not settled in 2018	Plus: Amount of previous accruals settled in 2018	Adjustments for market movements on accruals settled	Total cash remunera- tion
Executive directors
Neal Froneman¹		8,939	993	6,729	4,486	-	8,431	249	-	29,827	(11,215)	19,691	(1,559)	36,744
	Rand equivalent	2,783	-	1,890	1,260	-	-	-	-	5,933	(3,150)	-	-	2,783
	Total	11,722	993	8,619	5,746	-	8,431	249	-	35,760	(14,365)	19,691	(1,559)	39,527
Charl Keyter		6,033	862	4,237	2,824	-	3,697	44	-	17,697	(7,061)	10,009	(773)	19,872
Prescribed officers
Hartley Dikgale		3,560	260	2,022	1,348	-	1,571	-	-	8,761	(3,370)	3,470	(429)	8,432
Dawie Mostert		3,674	501	2,352	1,568	-	2,017	-	-	10,112	(3,920)	3,866	(458)	9,600
Themba Nkosi		3,648	269	2,009	1,339	-	-	-	-	7,265	(3,348)	3,572	(431)	7,058
Wayne Robinson		4,330	351	2,440	1,626	-	2,178	-	-	10,925	(4,066)	3,559	(458)	9,960
Richard Stewart		3,774	419	2,500	1,667	-	4,626	-	-	12,986	(4,167)	6,319	(490)	14,648
Robert van Niekerk		4,868	541	3,221	2,147	-	2,731	-	-	13,508	(5,368)	6,532	(663)	14,009
Shadwick Bessit²		336	59	176	117	-	-	-	-	688	(293)	-	-	395
Chris Bateman³	Rand equivalent	7,944	291	4,160	2,773	1,717	-	-	-	16,885	(8,650)	3,498	(229)	11,504
Total		49,889	4,546	31,736	21,155	1,717	25,251	293	-	134,587	(54,608)	60,516	(5,490)	135,005

¹ Entered into a dual service contract with effect 1 May 2018, remuneration paid in US$ was converted at the average exchange rate of R13.87/US$ applicable for the eight month period ending 31 December 2018

² Appointed in a Prescribed Officer role on 1 December 2018

³ Remuneration paid in US$ was converted at the average exchange rate of R13.24/US$ applicable for the twelve month period ending 31 December 2018

⁴ The other cash payment represents the contracted payout of benefits arising from the treatment of unvested share based remuneration in respect of the Stillwater Mining Company share plan, which comprised shares granted in the form of RSUs (retention based) and PSUs (performance based). In accordance with the change of control provisions of the Stillwater Mining Company share plan, on the acquisition of Stillwater by Sibanye-Stillwater all shares (RSUs and PSUs) were converted to a cash settlement with phased payments at US$18/share. No further performance criteria were to be applied with settlement subject to the prescribed officer remaining in the employment of Sibanye-Stillwater at 31 December of the year in question to qualify for the payment. The final tranche is payable at 31 December 2019.

Sibanye-Stillwater | Integrated Annual Report 2018	153

REMUNERATION REPORT continued

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2017

	2017 (R'000)
	Salary	Pension scheme total contributions	Cash bonus accrued	Accrual of forfeitable share award	Special cash bonus accrued	Conditional share proceeds	Other benefits	Termination/ separation benefits	Total single figure of remuneration	Less: Amount accrued not settled in 2017	Plus: Amount of previous accruals settled in 2017	Adjustments for market movements on accruals settled	Total cash remuneration
Executive directors
Neal Froneman	10,265	1,103	9,418	6,278	5,741	22,775	174	-	55,754	(21,437)	7,460	(1,809)	39,968
Charl Keyter	5,501	758	4,614	3,076	3,160	7,834	35	-	24,978	(10,850)	3,753	(919)	16,962
Prescribed officers
Hartley Dikgale	3,749	258	2,291	1,528	-	4,455	-	-	12,281	(3,819)	2,130	(480)	10,112
Dawie Mostert	3,634	496	2,578	1,718	-	4,495	-	-	12,921	(4,296)	2,242	(521)	10,346
Themba Nkosi	3,509	276	2,372	1,582	-	-	-	-	7,739	(3,954)	1,636	(180)	5,241
Wayne Robinson	4,287	348	2,328	1,552	-	1,295	-	-	9,810	(3,880)	2,474	(602)	7,802
Richard Stewart	3,731	414	2,829	1,886	2,096	1,045	-	-	12,001	(6,811)	2,360	(551)	6,999
Robert van Niekerk	4,517	489	4,492	2,995	-	6,540	-	-	19,033	(7,487)	2,875	(686)	13,735
John Wallington¹	1,772	313	1,309	872	-	-	-	-	4,266	(2,181)	1,264	-	3,349
Chris Bateman²	4,023	148	2,628	1,743	-	-	483	-	9,025	(4,372)	-	-	4,653
Total	44,988	4,603	34,859	23,230	10,997	48,439	692	-	167,808	(69,087)	26,194	(5,748)	119,167

¹ Ceased performing a Prescribed Officer role on 30 June 2017

² Assumed a Prescribed Officer role on 1 July 2017 - Remuneration was converted at the average exchange rate of R13.41/US$ for the six month period

GRP Adjustments during 2018

Our remuneration practice makes provision for annual salary increases typically taking effect from March of each year. As has been set out in Part 2 of this report, when reviewing base pay, whether for senior executives or for lower levels of employees, the increase in cost of living is one of the key factors taken into account, with comparative ‘market positioning’ and benchmarked remuneration for similar roles in peer group companies and individual performance also influencing the increase granted.

As stated in Part 1 of this report, the Executive Group leadership team waived remuneration increases in the 2018 increase cycle as a result of the tight economic climate at the time of the review – the US dollar gold and PGM basket prices were languishing, compounded by a relatively strong South African rand (relative to the US dollar) in the earlier part of 2018, and escalating input costs.

Nonetheless, despite this, the total salary earned in 2018 was still higher than the total salary earned in 2017, due to the level and timing of the increases in GRP granted during 2017 and accounted for in 2018.

While the annual inflationary adjustments and other increases that were made in March 2017 represent a modest contribution to this difference, much of the difference arises from the review of Executive remuneration undertaken in the middle of 2017. Peer remuneration comparisons, on which the Remuneration Committee received independent expert inputs from Mercer and PwC, were updated to take account of the expanded size and diversified operating footprint of the group with the associated increased complexity of organisational oversight arising from the very substantial transformation of the Group into a multi-jurisdictional operator with the expansion into PGM mining in the United States. The large increases in executive remuneration granted in July 2017 as a result of this review were deemed appropriate and market-related in recognition of this organisational transformation.

Sibanye-Stillwater Integrated Annual Report 2018	154

REMUNERATION REPORT continued

Remuneration fairness

Part 2 of this report addressed our policy and the principles applied in relation to Fair and Responsible Remuneration. This section sets out some commentary and analysis undertaken to assess our progress in this regard.

The Group in South Africa has implemented a deliberate and integrated program since 2013 to facilitate the decline in the Gini co-efficient (when applied to income inequalities), whilst retaining a competitive total reward construct at management levels.

The result is that at the operator level (i.e.: lowest levels of pay) the average level of base salaries since 2013 has increased by approximately 65% compared to 35% for supervisory employees and 30% for management over the same time period.

In addition to the deliberate action to implement higher salary increases over time at the lower employee levels, there have been deliberate efforts to also focus on job enlargement and job enrichment wherever practically possible in order to try and stimulate employee mobility and job re-grading.

Over this period the Group has extended a variety of ‘Total Reward’ elements to the lower level employees which had traditionally been earmarked for supervisory and management levels such as:

•	improved healthcare benefits
•	better retirement benefits
•	paid Family-Responsibility leave
•	debt consolidation and work/life balance programmes
•	career enhancement development aimed at improved career progression in support of our “Employment brand and value” proposition focusing on pay, benefits and careers

By way of illustration, the table below demonstrates the progress that Sibanye-Stillwater has made using the Palma ratio as an indicator when comparing differences in levels of base pay at the top and bottom of the Group in South Africa.

The Palma ratio represents the amount earned by the top 10% of a group of employees divided by the amount earned by the bottom 40% of that group. The trend over the last five years is illustrated below. This measure demonstrates a steady decline in this ratio over the past five years among Sibanye-Stillwater’s South African-domiciled employees. People in the top 10% at the SA operations were earning guaranteed pay on average about 5.8 times what people in the bottom 40% were earning in 2018 compared to 7.2 times in 2014. Over the period the differential in GRP has declined by just short of 20%.

A declining trend is also observed when assessing remuneration data using the Gini co-efficient, which is an internationally accepted measure of the distribution of income within a society or even within a group, with a value of 0 indicating complete equality, and 1 meaning that one person receives all the income. This measure also demonstrates declining differentials in GRP. While not directly comparable it is interesting to note by way of contrast, that South Africa’s Gini co-efficient, currently reported by the World Bank to be 0.65, is one of the highest, or most unequal, in the world, although this is primarily due to the high levels of unemployment in the country.

GRP Adjustments effective from March 2019

The following increases were granted to executive directors and prescribed Officers (who comprise the Group Exco) with effect from March 2019:

Executive	2017/2018 GRP (R000/US$000)	Increase %	2018/2019 GRP (R000/US$000)
Neal Froneman[1]	12,500	5.3%	13,163
Charl Keyter	6,895	5.2%	7,254
Chris Bateman[2]	US$600	2.8%	US$617
Dawie Mostert	4,175	5.2%	4,393
Hartley Dikgale	3,819	5.1%	4,014
Richard Stewart	4,193	5.5%	4,424
Robert van Niekerk	5,409	5.3%	5,696
Shadwick Bessit[3]	4,747	4.5%	4,961
Themba Nkosi	3,918	4.9%	4,110
Wayne Robinson	4,682	5.0%	4,916

1 Neal Froneman’s approved GRP is maintained in South African rands with a portion covering the time spent in the provision of strategic and technical leadership to the Sibanye-Stillwater operations based in the United States to be paid under the dual services contract converted into US dollars at a 12-month trailing exchange rate

Sibanye-Stillwater | Integrated Annual Report 2018	155

REMUNERATION REPORT continued

2 Chris Bateman’s salary is reflected in US dollars

3 Cost-of-living increase only based on a default performance rating applicable to newly promoted employees

Base pay increases at operator levels of the organisation in South Africa averaged 6.7%. Cost-of-living increases at the level of traditional officials, union members and the artisans group were 5.2% before taking into account any additional promotional or performance adjustments.

STI OUTCOMES

As set out in Part 2 of this report, the STI bonus payments are based on measuring and rating the performance of the Group Exco against operational measures, as itemised in the Group Performance scorecard and Personal performance of each executive based on their personal KPIs.

Operational performance outcomes during 2018

The table below shows the outcomes on the Group scorecard for 2018 relative to approved targets, which represents the largest element of each executive’s assessment for bonus determination for the year (along with the assessment of their Personal Scorecards).

Addressing safety in the 2018 Group Scorecard

As mentioned in Part 1 of this report, in mid-2018, the Remuneration Committee chose to grant more weight to safety in the scorecard applicable to the SA gold operations after the increased number of fatalities in comparison with previous years as a result of the two anomalous safety incidents at these operations in the first half of 2018. It should be noted that, even before doing so, the weighting applicable to safety had already been increased from 21% in the 2017 scorecard to 25% in the 2018 scorecard for all operating segments.

Nonetheless, the weighting of the fatalities element of safety performance for the South African gold operations was further increased and the FIFR achieved during H2 was included as a specific additional measure with a weighting of 20% on its own in addition to the existing Safety measures (which still included FIFR for the full year along with the SIFR component). Furthermore, this additional FIFR metric was set at a more stretching target requiring a 30% improvement in the FIFR to the existing baseline. Until then (mid-2018), the safety score had carried a weighting of 25% of the total Group performance score, split equally between the measurement of the FIFR and the SIFR. However, this increased weighting for the FIFR measure for H2 2018 for the SA gold operations raised the FIFR weighting from the original 12.5% to 30% in the final scorecard used for evaluation of performance.

This decision is considered to have been a contributing factor to the SA gold operations being fatality-free since August 2018, and in the process, achieving an exceptional milestone in deep-level mining of more than three million fatality-free shifts.

It should be noted that, having not only substantially increased the weighting of the fatalities factor in the scorecard but also lifting the ‘height of the hurdle’ by adding more stretch to the targeted FIFR in the second half, the gold operations managed to not only exceed the ‘on target’ measure but to also nearly reach the ‘stretch’ target, which was for a 50% improvement to the baseline, during H2. Accordingly this resulted in a ‘tale of two halves’ with a zero score for the FIFR for the full year against the original target and, as it turned out, a strong result for the second half following the substantial increase in weighting of the FIFR. That may seem counterintuitive when you look at the overall result for the year but if one is setting targets to drive particular behaviours and they are achieved then that would be deemed to be an appropriate outcome.

Other considerations

As has been indicated before, there are circumstances in which significant anomalous events arise that are beyond management’s control and for which reasonable risk mitigation was unable to predict or diminish the impact. The Remuneration Committee is prepared to consider altering the relevant scorecard KPI targets to allow for these. An example would be a major seismic event that renders an entire section of a mine inaccessible or no longer possible to mine.

During the review of performance for 2018, the Remuneration Committee considered several justifiable cases in which some moderation of particular KPI targets (such as development metres, metal production relative to target, etc.) might have been applicable. However, besides the Safety metric already discussed and given the relative materiality of the possible resulting impact on performance and the experience of the year as a whole, the Remuneration Committee decided not to allow any adjustments to any of the KPI targets on the scorecards for the executive directors and prescribed officers.

The table below presents the applicable operational KPIs, threshold, on-target and maximum target levels, and actual achievement relating thereto.

The overall score for the Group as a whole for 2018 was 80.68%. However, there were significantly different outcomes for each of the three main operating units namely: 34.35% for the SA gold operations; 131.13% for the SA PGM operations and 76.01% for the US PGM operations.

Personal performance outcomes for executive directors during 2018

As set out in Part 2 of this report, a rating scale of 1-5 is used for each factor and then a weighted average score is determined based on the outcomes for each factor. A rating of 3 corresponds to an ‘on target’ score and equates to 100% whereas a rating of 5 is afforded a score of 200%.

CEO: Achieved a score of 140% for the personal performance component of his STI payment. During the year, the CEO continued to lead the strategic transformation of Sibanye-Stillwater into a leading international precious metals producer through the acquisitive growth that is strongly value accretive in the medium term. Among the notable performance highlights for the year were:

•

Leadership that was instrumental in maintaining the positive safe production momentum at all of the PGM operations acquired during the previous two years, with the production ramp up from the Blitz project at the United States operations initiated on the planned time scale

Sibanye-Stillwater Integrated Annual Report 2018	156

REMUNERATION REPORT continued

•	Cemented Sibanye-Stillwater’s strategic position in the global PGM sector through preparatory work to secure a full mine to market value chain for the SA PGM operations
•	Delivered effective deleveraging through the successful conclusion of the bespoke streaming transaction with Wheaton Precious Metals, complemented by additional commercial transactions
•	Conclusion of the DRDGOLD and Aldebaran transactions to secure meaningful financial participation in non-core activities through business ventures that will afford dedicated focus

While the regrettable and tragic safety incidents at the South African gold operations detracted from the overall performance (which is reflected in the Group scorecard as opposed to the Personal scorecard), these are regarded as anomalous and not reflective of the values-based leadership culture that is generally practised at Sibanye-Stillwater or the quality of the safe production management systems that are in place. Management of the crisis that arose from these safety incidents was conducted in an exemplary manner through intensive and transparent interactions led personally by the CEO.

CFO: Achieved a personal performance score of 135% for the personal performance component of his STI payment. The notable performance highlights for the year were:

•	Focused on the deleveraging of the balance sheet
•	Concluded the gold and palladium streaming transaction with Wheaton Precious Metals
•	Executed a US$395 million bond buy-back resulting in annual interest commitments reducing by US$25 million and by US$137 million over the remaining life of these instruments
•	Executed a gold hedging programme of ~25% of annual planned production providing downside protection at ~R558,000/kg which was well above the realised average gold price of R535,929/kg
•	Successfully executed the statutory audit tender process to appoint a new audit firm from commencement of the 2019 financial year, subject to shareholder approval at the Annual General Meeting
•	Maintained a high level of governance and internal control over financial reporting

Overall STI outcomes for executive directors and prescribed officers for 2018

The following table represents the 2018 individual performance assessments made for STI award purposes, together with the applicable cash and Forfeitable (Bonus) shares allocated to the Executive Directors and the Prescribed Officers.

Executive STI incentives and bonus share value

Executive		Organisation performance	Individual Balanced Scorecard	Overall performance	Approved annual GRP[1]	Cash incentive[1]	Value of Bonus Shares[1]
Neal Froneman	Jan-Apr	80.68%	140.0%	104.41%	R12,500	R2,789	R1,859
	May-Dec (RSA)				R8,649	R3,940	R2,627
	May-Dec (USA)				US$299.1	US$136.3	US$90.8
Charl Keyter		80.68%	135.0%	102.41%	R6,895	R4,237	R2,824
Chris Bateman		76.01%	140.0%	95.21%	US$600.0	US$314.2	US$209.5
Dawie Mostert		80.68%	135.0%	102.41%	R4,175	R2,352	R1,568
Hartley Dikgale		81.78%	130.0%	96.24%	R3,819	R2,022	R1,348
Richard Stewart		80.68%	150.0%	108.41%	R4,193	R2,500	R1,667
Robert van Niekerk		81.78%	140.0%	99.24%	R5,409	R3,221	R2,147
Shadwick Bessit[2]		81.78%	100.0%	87.24%	R4,316	R176	R117
Themba Nkosi		81.78%	120.0%	93.24%	R3,918	R2,009	R1,339
Wayne Robinson		81.78%	125.0%	94.74%	R4,682	R2,440	R1,626

1 The financial figures in the table are in R000 or US$000 as the case may be

2 The amounts due to Shadwick Bessit are in respect of the period during the year for which he was appointed as a member of the Group Executive Committee and a Prescribed Officer at the beginning of December 2018

LTI CONDITIONAL SHARE AWARDS MADE DURING 2018

The details for the determination of the Conditional (Performance) share awards made to Executive Directors and Prescribed Officers on
1 March 2018 are shown below. The basis on which these share awards were determined is explained in Part 2 of this report.

It is important to bear in mind that the value shown here represents the amount that was used to determine the actual number of shares to be awarded using the applicable pricing formula at the time (March 2018). However, the number of shares that will finally vest in March 2021 at the end of this three-year cycle will vary between 0% and 100%, depending on how well the performance conditions have been met by then.

Sibanye-Stillwater Integrated Annual Report 2018	157

REMUNERATION REPORT continued

Executive LTI and performance share value 2018

Executive	Award for on target BSC rating	% of on target award based on BSC rating	% of annual GRP awarded	Value of Performance Share award[1]
Neal Froneman	195%	200%	390%	R51,919
Charl Keyter	180%	200%	360%	R26,361
Chris Bateman	165%	175%	289%	US$1,784
Dawie Mostert	165%	175%	289%	R12,780
Hartley Dikgale	165%	150%	248%	R9,982
Richard Stewart	165%	200%	330%	R14,722
Robert van Niekerk	180%	200%	360%	R20,661
Themba Nkosi	165%	150%	248%	R10,239
Wayne Robinson	165%	150%	248%	R12,236

1 The financial figures in the table are in R000 or US$000 as the case may be

LTI CONDITIONAL SHARE AWARDS TO BE MADE DURING 2019

The details for the determination of the Conditional (Performance) share awards made to executive directors and prescribed officers on
1 March 2019 are shown below.

While the actual number of shares that will finally vest in March 2022 will vary, the value shown here applies to the maximum value at the time of the granting of the award.

Executive LTI and bonus share value 2019

Executive	Award for on target BSC rating	% of on target award based on BSC rating	% of annual GRP awarded	Value of Performance Share award[1]
Neal Froneman	195%	175%	341%	R44,917
Charl Keyter	180%	150%	270%	R19,585
Chris Bateman	165%	175%	289%	US$1,781
Dawie Mostert	165%	150%	248%	R10,871
Hartley Dikgale	165%	150%	248%	R9,934
Richard Stewart	165%	175%	289%	R12,773
Robert van Niekerk	180%	175%	315%	R17,942
Shadwick Bessit[2]	165%	100%	165%	R8,185
Themba Nkosi	165%	150%	248%	R10,171
Wayne Robinson	165%	150%	248%	R12,166

1 The financial figures in the table are in R000 or US$000 as the case may be

2 The amounts due to Shadwick Bessit are in respect of the period during the year for which he was appointed as a member of the Group Executive Committee and a Prescribed Officer at the beginning of December 2018

VESTING OUTCOMES FOR THE 2015 CONDITIONAL SHARE AWARDS VESTING IN 2018

For the Conditional shares awarded on 2 March 2015, the performance condition applied differred from those applicable to awards made since 2016.

The applicable conditions for these share awards only had one criterion, which was based on the change in the average daily closing Sibanye-Stillwater share price over the three-year performance period as compared to two peer companies, Harmony and Pan African, as follows:

Sibanye-Stillwater rank	Performance condition
1	200%
2	Linear interpolation between first and third ranked companies
3	100%

The average daily share price appreciation achieved by the three companies was as follows over the vesting period.

Company	Average daily share price appreciation
Harmony Gold Mining Co. Ltd	0.0568%
Sibanye-Stillwater	(0.0110%)
Pan African Resources	(0.0396%)

On this basis, Sibanye-Stillwater was the second ranked company in the peer group, and the resultant vesting percentage applied to the awards was 129.59%.

Sibanye-Stillwater Integrated Annual Report 2018	158

REMUNERATION REPORT continued

As a result, the number of shares that vested in 2018 for each of the relevant executives was as follows:

Executive	Number of shares vesting
Hartley Dikgale	134,883
Neal Froneman	696,047
Charl Keyter	317,476
Dawie Mostert	173,202
Wayne Robinson	186,988
Richard Stewart	156,246
Robert Van Niekerk	234,514

VESTING OUTCOMES FOR 2016 CONDITIONAL (PERFORMANCE) SHARE AWARDS VESTING IN MARCH 2019

The vesting conditions for the Conditional shares awarded in 2016 onwards have changed considerably from the above performance conditions. These performance conditions are the same as those currently applicable to the awards made in 2018 and 2019 and can be referenced in Part 2 of this report.

In summary, they depend on the relative performance of Sibanye-Stillwater as measured on a TSR basis against a comparator group and on a determination of the Group’s ROCE relative to the required return on equity.

The share awards granted in March 2016 will now vest in March 2019 following the application of these new performance conditions.

When assessing the TSR factor, which is applicable to 70% of the shares awarded, Sibanye-Stillwater’s performance was the lowest of the comparator group over the three-year assessment period. Accordingly this factor achieved a vesting percentage score of 0%. While still subject to audit review, indications are that the ROCE exceeded the threshold Return on Equity for the period by 2.07% resulting in a vesting percentage score of 34.4%.

Since the ROCE condition is applicable to 30% of the shares awarded then, before the consideration of any discretion by the Remuneration Committee, 10.3% of the Conditional shares awarded in March 2016 would vest in 2019.

However, given the increased number of fatalities in comparison with previous years as a result of the two anomalous safety incidents during the first half of 2018, the Remuneration Committee considered this to be a significant negative impact on Sibanye-Stillwater’s ESG performance and thus exercised its discretion to reduce the vesting outcome by 20%. Consequently, subject to final audit review, only 8.24% of the Conditional shares awarded in March 2016 will vest in March 2019.

Sibanye-Stillwater Integrated Annual Report 2018	159

REMUNERATION REPORT continued

EXECUTIVE DIRECTORS AND PRESCRIBED OFFICERS’ EQUITY-SETTLED INSTRUMENTS

The tables below present the details of the awards made under share-based incentive schemes in 2018 and in prior years that have not yet vested and the income received for awards settled during the 2018 financial year.

Share equity summary

Award	Award date	Award price	Vesting date	Equity‑settled instruments at 31 December 2017	Number of shares awarded inclusive of performance condition award	Equity‑settled instruments forfeited during the year	Equity-settled instruments exercised during the year	Equity‑settled instruments at 31 December 2018	Face value at award date	Fair value at award date	Fair value at 31 December 2018

Executive directors

Neal Froneman	Conditional Share Awards
	PS - 2 March 2015	02 Mar 2015	R0.00	02 Mar 2018	537,115	186,772	-	723,887	-	10,400	12,983	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	910,086	36,403	-	-	946,489	33,166	12,540	2,849
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	2,011,752	80,470	-	-	2,092,222	35,716	31,280	7,616
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	4,440,824	-	-	4,440,824	48,750	29,292	25,890
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	51,716	2,069	-	53,785	-	1,394	1,224	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	285,957	-	285,957	-	3,139	3,143	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	285,959	-	-	285,959	3,139	3,143	2,865
Total					3,510,669	5,318,454	-	1,063,629	7,765,494	135,703	93,605	39,220

Sibanye-Stillwater | Integrated Annual Report 2018	160

REMUNERATION REPORT continued

	Award	Award date	Award price	Vesting date	Equity‑settled instruments at 31 December 2017	Number of shares awarded inclusive of performance condition award	Equity‑settled instruments forfeited during the year	Equity-settled instruments exercised during the year	Equity‑settled instruments at 31 December 2018	Face value at award date	Fair value at award date	Fair value at 31 December 2018
Charl Keyter	Conditional Share Awards
	PS - 2 March 2015	02 Mar 2015	R0.00	02 Mar 2018	244,985	72,491	-	317,476	-	4,744	5,922	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	413,540	16,542	-	-	430,082	15,070	5,698	1,295
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	1,019,482	40,779	-	-	1,060,261	18,099	15,852	3,859
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	2,261,131	-	-	2,261,131	24,822	14,915	13,182
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	25,861	1,034	-	26,895	-	697	612	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	140,114	-	140,114	-	1,538	1,540	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	140,114	-	-	140,114	1,538	1,540	1,404
Total					1,703,868	2,672,205	-	484,485	3,891,588	66,508	46,078	19,740

Sibanye-Stillwater Integrated Annual Report 2018	161

REMUNERATION REPORT continued

	Award	Award date	Award price	Vesting date	Equity‑settled instruments at 31 December 2017	Number of shares awarded inclusive of performance condition award	Equity‑settled instruments forfeited during the year	Equity-settled instruments exercised during the year	Equity‑settled instruments at 31 December 2018	Face value at award date	Fair value at award date	Fair value at 31 December 2018
PRESCRIBED OFFICERS
Hartley Dikgale	Conditional Share Awards
	PS - 2 March 2015	02 Mar 2015	R0.00	02 Mar 2018	104,084	30,799	-	134,883	-	2,015	2,516	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	192,536	7,701	-	-	200,237	7,016	2,653	603
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	580,521	23,221	-	-	603,742	10,306	9,026	2,198
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	861,041	-	-	861,041	9,452	5,680	5,020
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	15,404	616	-	16,020	-	415	365	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	69,579	-	69,579	-	764	765	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	69,579	-	-	69,579	764	765	697
Total					892,545	1,062,536	-	220,482	1,734,599	30,733	21,769	8,517

Dawie Mostert	Conditional Share Awards
	PS - 2 March 2015	02 Mar 2015	R0.00	02 Mar 2018	133,653	39,549	-	173,202	-	2,588	3,231	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	247,938	9,918	-	-	257,856	9,035	3,416	776
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	581,610	23,264	-	-	604,874	10,326	9,043	2,202
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	1,098,264	-	-	1,098,264	12,056	7,244	6,403
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	15,938	638	-	16,576	-	429	377	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	78,266	-	78,266	-	859	860	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	78,266	-	-	78,266	859	860	784
Total					979,139	1,328,165	-	268,044	2,039,260	36,153	25,032	10,165

Sibanye-Stillwater Integrated Annual Report 2018	162

REMUNERATION REPORT continued

	Award	Award date	Award price	Vesting date	Equity‑settled instruments at 31 December 2017	Number of shares awarded inclusive of performance condition award	Equity‑settled instruments forfeited during the year	Equity-settled instruments exercised during the year	Equity‑settled instruments at 31 December 2018	Face value at award date	Fair value at award date	Fair value at 31 December 2018
Themba Nkosi	Conditional Share Awards
	PS - 1 September 2016	01 Sep 2016	R0.00	02 Sep 2019	104,751	4,190	-	-	108,941	3,850	1,443	742
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	520,136	20,805	-	-	540,941	9,234	8,087	1,969
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	883,240	-	-	883,240	9,696	5,826	5,149
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	15,185	607	-	15,792	-	409	359	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	72,034	-	72,034	-	791	792	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	72,035	-	-	72,035	791	792	722
Total					640,072	1,052,911	-	87,826	1,605,157	24,771	17,299	8,582

Wayne Robinson	Conditional Share Awards
	PS - 2 March 2015	02 Mar 2015	R0.00	02 Mar 2018	144,292	42,696	-	186,988	-	2,794	3,488	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	267,170	10,687	-	-	277,857	9,736	3,681	836
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	652,656	26,106	-	-	678,762	11,587	10,148	2,471
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	1,055,500	-	-	1,055,500	11,587	6,962	6,154
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	16,890	676	-	17,566	-	455	400	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	70,691	-	70,691	-	776	777	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	70,692	-	-	70,692	776	777	708
Total					1,081,008	1,277,048	-	275,245	2,082,811	37,711	26,233	10,169

Sibanye-Stillwater Integrated Annual Report 2018	163

REMUNERATION REPORT continued

	Award	Award date	Award price	Vesting date	Equity‑settled instruments at 31 December 2017	Number of shares awarded inclusive of performance condition award	Equity‑settled instruments forfeited during the year	Equity-settled instruments exercised during the year	Equity‑settled instruments at 31 December 2018	Face value at award date	Fair value at award date	Fair value at 31 December 2018
Richard Stewart	Conditional Share Awards
	PS - 2 March 2015	02 Mar 2015	R0.00	02 Mar 2018	120,569	35,677	-	156,246	-	2,335	2,914	-
	PS - 3 November 2015	03 Nov 2015	R0.00	03 Nov 2018	291,336	11,653	-	302,989	-	3,113	7,042	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	261,437	10,457	-	-	271,894	9,527	3,602	818
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	779,114	31,165	-	-	810,279	13,832	12,114	2,949
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	1,260,423	-	-	1,260,423	13,837	8,314	7,348
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	16,733	669	-	17,402	-	451	396	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	85,900	-	85,900	-	943	944	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	85,900	-	85,900	-	943	944	-
Total				Total	1,469,189	1,521,844	-	562,537	2,428,496	44,980	36,271	11,977

Robert van Niekerk	Conditional Share Awards
	PS - 2 March 2015	02 Mar 2015	R0.00	02 Mar 2018	180,966	53,548	-	234,514	-	3,504	4,374	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	287,477	11,499	-	-	298,976	10,476	3,961	900
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	765,144	30,606	-	-	795,750	13,584	11,897	2,897
	PS - 1 September 2017	01 Sep 2017	R0.00	01 Sep 2020	111,676	4,467	-	-	116,143	2,303	2,635	423
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	1,773,860	-	-	1,773,860	19,473	11,701	10,342
	Forfeitable Share Awards
	BS - 1 March 2017	01 Mar 2017	R0.00	01 Sep 2018	20,120	805	-	20,925	-	542	476	-
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	136,408	-	136,408	-	1,498	1,499	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	136,410	-	-	136,410	1,498	1,499	1,367
Total					1,365,383	2,147,603	-	391,847	3,121,139	52,878	38,043	15,928

Sibanye-Stillwater Integrated Annual Report 2018	164

REMUNERATION REPORT continued

	Award	Award date	Award price	Vesting date	Equity‑settled instruments at 31 December 2017	Number of shares awarded inclusive of performance condition award	Equity‑settled instruments forfeited during the year	Equity-settled instruments exercised during the year	Equity‑settled instruments at 31 December 2018	Face value at award date	Fair value at award date	Fair value at 31 December 2018
Chris Bateman	Conditional Share Awards
	PS - 1 September 2017	01 Sep 2017	R0.00	01 Sep 2020	413,920	16,557	-	-	430,477	8,537	9,768	1,584
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	-	1,810,808	-	-	1,810,808	19,879	11,944	10,557
	Forfeitable Share Awards
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	-	136,632	-	136,632	-	1,500	1,502	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	-	136,632	-	-	136,632	1,500	1,502	1,369
Total					413,920	2,100,629	-	136,632	2,377,917	31,415	24,715	13,510
Shadwick Bessit ¹	Conditional Share Awards									-	-	-
	PS - 1 March 2016	01 Mar 2016	R0.00	01 Mar 2019	259,954	-	-	-	259,954	9,109	3,444	783
	PS - 1 March 2017	01 Mar 2017	R0.00	02 Mar 2020	568,821	-	-	-	568,821	9,710	8,504	2,071
	PS - 1 March 2018	01 Mar 2018	R0.00	01 Mar 2021	737,114	-	-	-	737,114	8,092	4,862	4,297
	PS - 3 December 2018	03 Dec 2018	R0.00	03 Dec 2021	-	49,288	-	-	49,288	425	336	336
	Forfeitable Share Awards
	BS - 1 March 2018	01 Mar 2018	R0.00	03 Dec 2018	98,619	-	-	98,619	-	1,083	1,084	-
	BS - 1 March 2018	01 Mar 2018	R0.00	02 Sep 2019	98,620	-	-	-	98,620	1,083	1,084	988
Total					1,763,128	49,288	-	98,619	1,713,797	29,501	19,314	8,474

1 Became a prescribed officer on 1 December 2018. The initial holdings reflect all awards made but not settled as at the date he assumed the role of prescribed officer, with awards, forfeitures and exercises only provided for the period for which he was a prescribed officer

Sibanye-Stillwater Integrated Annual Report 2018	165

REMUNERATION REPORT continued

NON-EXECUTIVE DIRECTOR FEES

Fees and reimbursements paid in respect of Directors’ 2018 Board and Committee duties are presented in the table below exclusive of the VAT component that is included in the fees schedule as approved by shareholders.

Non-executive director[1]	Directors Fees	Committee Fees	Expense allowance	Total
Tim Cumming	954	589	155	1,698
Savannah Danson	953	528	_	1,480
Barry Davison	953	696	_	1,649
Rick Menell	954	742	27	1,723
Sello Moloko	1,802	_	_	1,802
Nkosemntu Nika	922	513	_	1,435
Keith Rayner	954	695	74	1,723
Sue van der Merwe	954	536	_	1,491
Jerry Vilakazi	945	344	_	1,289
Grand Total	9,392	4,643	257	14,291

1  Financial figures in table are in R000

In reviewing the fees for non-executive directors, the Remuneration Committee considered a detailed report and comparative analysis of the level of fees paid relative to other comparator companies.

The various level of fees – for Board members, committee members, chairs of boards / committees – were compared against 12 comparator companies. Only three of those 12 companies were dual listed with the remainder having only a South African listing.

Against this group, all categories of Sibanye-Stillwater’s board fees, with the exception of the ‘main board membership’ fee, were at, or just above, the median of the comparator group (using the compa-ratio approach). However, when the ‘main board membership’ fee for Sibanye-Stillwater was compared to the three dual listed companies (considered fair comparisons to Sibanye-Stillwater) the Group’s fees were lower than all three of the comparators and about 30% below the median of that group of three.

In summary, if Sibanye-Stillwater was only listed in South Africa and had pre-dominantly local operations then its Non-Executive Director fees – bar the main board fee – would be appropriate. However, as the Group is both dual-listed and multinational, with exception of the main board fees, all the fees appear to be well below appropriate levels.

The Remuneration Committee has had insufficient time to gather further information after their initial deliberation on this matter in February 2019, but will do so and will reconsider the matter further during the course of 2019.

Accordingly, it is proposed to apply a nominal 5% cost-of-living increase across the board to all fee categories for Non-Executive Directors.

The proposed fees, set out in Special resolution number 1 in the Notice of AGM and cited on a VAT inclusive basis, reflect this 5% adjustment, which is slightly lower than the expected change in the South African CPI over the coming year and in line with the increase approved in the previous year.

Per annum (Rand)	2019	2018	5% increase
The Chair of the Board	2,215,697	2,110,188	105,509
The Chair of the Audit Committee	423,938	403,750	20,188
The Chairs of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social and Ethics Committee, and Safety and Health Committee (excluding the Chairman of the Board)	261,453	249,003	12,450
Members of the Board (excluding the Chairman of the Board)	1,171,366	1,115, 587	55,779
Members of the Audit Committee (excluding the Chairman of the Board)	220,094	209,613	10,481
Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social and Ethics Committee, and Safety and Health Committee (excluding the Chairman of the Board)	165,439	157,561	7,878

NON-BINDING VOTE ON IMPLEMENTATION REPORT

The Remuneration Implementation report, as set out here in Part 3 of this report, will be tabled for a separate non-binding advisory vote at the AGM. (See Ordinary resolution number 15 in the Notice of AGM).

Sibanye-Stillwater | Integrated Annual Report 2018	166

ANNUAL FINANCIAL REPORT

CONTENTS

Sibanye Stillwater
we are one

OUR MINING IMPROVES LIVES

ANNUAL FINANCIAL REPORT

2018

Contents
Overview
168	Five-year financial performance
171	Management’s discussion and analysis of the financial statements

ACCOUNTABILITY
190	Statement of responsibility by the Board of Directors
190	Company secretary’s confirmation
191	Report of the Audit Committee
195	Directors’ report
200	Report of independent registered public accounting firm

CONSOLIDATED FINANCIAL STATEMENTS
202	Consolidated income statement
202	Consolidated statement of other comprehensive income
203	Consolidated statement of financial position
204	Consolidated statement of changes in equity
205	Consolidated statement of cash flows
206	Notes to the consolidated financial statements

The audited consolidated financial statements for the year ended 31 December 2018 have been prepared by Sibanye-Stillwater’s group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s CFO, Charl Keyter and authorised for issue by Sibanye-Stillwater’s Board of Directors on 29 March 2019.

ancillary information
267	Shareholder information
269	Administration and corporate information

Sibanye-Stillwater Annual Financial Report 2018	167

FIVE-YEAR FINANCIAL REVIEW

		2018	2017	2016	2015	2014
Group operating statistics
SA gold operations
Production
Ore milled	’000t	27,199	19,030	20,181	19,861	18,235
Gold produced	kg	36,600	43,634	47,034	47,775	49,432
	’000oz	1,177	1,403	1,512	1,536	1,589
Gold sold	kg	36,489	43,763	46,905	47,775	49,432
	’000oz	1,173	1,407	1,508	1,536	1,589
Price and costs
Gold price	R/kg	535,929	536,378	586,319	475,508	440,615
	US$/oz	1,259	1,254	1,242	1,160	1,267
Operating cost[1]	R/t	648	937	862	825	785
	US$/t	49	70	59	65	73
	R/kg	490,209	408,773	369,707	342,857	289,509
	US$/oz	1,151	956	784	836	832
Adjusted EBITDA[2]	Rm	1,362	5,309	9,920	6,235	7,360
Adjusted EBITDA margin[3]		7	23	36	27	34
All-in sustaining cost[4]	R/kg	557,530	482,693	450,152	422,472	372,492
	US$/oz	1,309	1,128	954	1,031	1,071
All-in sustaining cost margin[5]	%	(4)	10	23	11	15
All-in cost[4]	R/kg	583,409	501,620	472,585	430,746	375,854
	US$/oz	1,370	1,173	1,002	1,051	1,080
All-in cost margin[5]	%	(9)	6	19	9	15
Capital expenditure
Total capital expenditure	Rm	3,248	3,410	3,824	3,345	3,251
SA PGM operations
Production
Ore milled	’000t	25,841	26,196	11,612	-	-
Platinum produced	‘000 4Eoz	685	695	239	-	-
Palladium produced	‘000 4Eoz	364	372	136	-	-
PGM produced	‘000 4Eoz	1,176	1,194	421	-	-
PGM sold	‘000 4Eoz	1,176	1,194	421	-	-
Price and costs[6]
Average basket price	R/4Eoz	13,838	12,534	12,209	-	-
	US$/4Eoz	1,045	942	832	-	-
Operating cost[1]	R/t	474	467	373	-	-
	US$/t	36	35	25	-	-
	R/4Eoz	11,019	10,831	7,993	-	-
	US$/4Eoz	832	814	545	-	-
Adjusted EBITDA[2]	Rm	2,882	1,594	350	-	-
Adjusted EBITDA margin[3]		19	12	9	-	-
All-in sustaining cost[4]	R/4Eoz	10,417	10,399	10,404	-	-
	US$/4Eoz	787	782	709	-	-
All-in sustaining cost margin[5]	%	28	16	8	-	-
All-in cost[4]	R/4Eoz	10,472	10,401	10,404	-	-
	US$/4Eoz	791	782	709	-	-
All-in cost margin[5]	%	27	16	8	-	-
Capital expenditure
Total capital expenditure	Rm	1,000	1,035	327

Sibanye-Stillwater Annual Financial Report 2018	168

FIVE-YEAR FINANCIAL REVIEW continued

		2018	2017	2016	2015	2014
US PGM operations[7]
Production
Ore milled	’000t	1,339	855	-	-	-
Platinum produced	‘000 2Eoz	134	85	-	-	-
Palladium produced	‘000 2Eoz	459	291	-	-	-
PGM produced	‘000 2Eoz	593	376	-	-	-
PGM sold	‘000 2Eoz	594	355	-	-	-
PGM recycled	‘000 2Eoz	687	517	-	-	-
Price and costs
Average basket price	R/2Eoz	13,337	12,330	-	-	-
	US$/2Eoz	1,007	927	-	-	-
Operating cost[1]	R/t	3,353	3,081	-	-	-
	US$/t	253	232
	R/2Eoz	7,576	7,001
	US$/2Eoz	572	526	-	-	-
Adjusted EBITDA[2]	Rm	4,152	2,143	-	-	-
Adjusted EBITDA margin[3]		26	23	-	-	-
All-in sustaining cost[4]	R/2Eoz	8,994	8,707	-	-	-
	US$/2Eoz	677	651	-	-	-
All-in sustaining cost margin[5]	%	37	29	-	-	-
All-in cost[4]	R/2Eoz	11,651	11,097	-	-	-
	US$/2Eoz	880	821	-	-	-
All-in cost margin[5]	%	18	10	-	-	-
Capital expenditure
Total capital expenditure	Rm	2,833	1,654	-	-	-

1 Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per kilogram and ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or platinum group metal (PGM) produced in the same period.

2 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 24.11: Capital management.

3 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

4 Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All-in cost per kilogram” and “All-in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). Despite not being a member of the Council at the time, Sibanye-Stillwater adopted the principles prescribed by the Council. The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on International Financial Reporting Standards (IFRS) measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric.

All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies.

All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure growth.

For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see –Overview–Management’s discussion and analysis of the financial statements–2018 financial performance compared with 2017 and 2016–Cost of sales–All-in costs.

5 All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue.

6 The total SA PGM operations unit cost benchmarks (including capital expenditure) exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales.

7 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, average basket price, operating cost, All-in sustaining cost and All-in cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace.

Sibanye-Stillwater Annual Financial Report 2018	169

FIVE-YEAR FINANCIAL REVIEW continued

		2018	2017	2016	2015	2014
Group financial statistics[1]
Income statement
Revenue	Rm	50,656	45,912	31,241	22,717	21,781
Cost of sales, before amortisation and depreciation	Rm	41,515	36,483	20,709	16,380	14,311
Amortisation and depreciation	Rm	(6,614)	(5,700)	(4,042)	(3,637)	(3,255)
(Loss)/profit for the year	Rm	(2,521)	(4,433)	3,043	538	1,507
(Loss)/profit for the year attributable to owners of Sibanye-Stillwater	Rm	(2,500)	(4,437)	3,473	717	1,552
Basic earnings per share	cents	(110)	(229)	225	47	106
Diluted earnings per share	cents	(110)	(229)	225	47	105
Headline earnings per share	cents	(1)	(12)	162	44	97
Dividend per share	cents	-	60	175	72	125
Weighted average number of shares	’000	2,263,857	1,933,850	1,544,650	1,534,955	1,458,853
Diluted weighted average number of shares	’000	2,263,857	1,933,850	1,546,811	1,540,626	1,477,644
Number of shares in issue at end of period	’000	2,266,261	2,168,721	929,004	916,140	898,840
Statement of financial position
Property, plant and equipment	Rm	54,558	51,445	27,240	22,132	22,704
Cash and cash equivalents	Rm	2,549	2,062	968	717	563
Total assets	Rm	84,923	76,072	41,721	28,266	27,922
Net assets	Rm	24,724	23,998	16,469	14,985	14,986
Stated share capital	Rm	34,667	34,667	21,735	21,735	21,735
Borrowings[2]	Rm	24,505	25,650	8,974	3,804	3,170
Total liabilities	Rm	60,199	52,074	25,252	13,281	12,936
Statement of cash flows
Cash from operating activities	Rm	12,197	2,741	4,406	3,515	4,053
Cash used in investing activities	Rm	(7,744)	(28,144)	(9,444)	(3,340)	(4,309)
Cash from/(used in) financing activities	Rm	(4,101)	26,807	5,446	(21)	(673)
Net increase/(decrease) in cash and cash equivalents	Rm	352	1,403	408	155	(930)
Other financial data
Adjusted EBITDA[3]	Rm	8,369	9,045	10,270	6,235	7,360
Net debt[4]	Rm	21,269	23,176	6,293	1,362	1,506
Net debt to adjusted EBITDA[5]	ratio	2.54	2.56	0.60	0.21	0.20
Net asset value per share	R	10.91	11.07	17.73	16.36	16.67
Average exchange rate[6]	R/US$	13.24	13.31	14.68	12.75	10.82
Closing exchange rate[7]	R/US$	14.35	12.36	13.69	15.54	11.56
Share data
Ordinary share price – high	R	17.16	33.26	70.23	32.26	29.52
Ordinary share price – low	R	6.82	14.15	21.98	13.66	12.34
Ordinary share price at year end	R	10.02	15.78	25.39	22.85	22.55
Average daily volume of shares traded	’000	10,567	9,080	6,165	3,024	2,869
Market capitalisation at year end	Rbn	22.7	34.2	23.6	20.9	20.3

1 The selected historical consolidated financial data set out above have been derived from Sibanye-Stillwater’s consolidated financial statements for those periods and as at those dates which have been prepared in accordance with IFRS. Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 10.3: Headline earnings per share.

2 Borrowings of R23,769 million that have recourse to Sibanye-Stillwater exclude the Burnstone Debt and include the derivative financial instrument related to the US$ Convertible Bond.

3 The adjusted EBITDA is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 24.11: Capital Management.

4 Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater, and, therefore, exclude the Burnstone Debt and include the deriative financial instrument. Net debt excludes cash of Bursntone.

5 Net debt to adjusted EBITDA (ratio) is defined as net debt as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date.

6  The average exchange rate during the relevant period as reported by IRESS. The average exchange rate for the period through 26 March 2019 was R13.98/US$. The following table sets forth the high and low exchange rates for each month during the previous six months.

Month ended	High	Low
30 September 2018	15.70	14.00
31 October 2018	15.06	14.06
30 November 2018	14.80	13.60
31 December 2018	14.70	13.54
31 January 2019	14.69	13.23
28 February 2019	14.37	13.24
Through 26 March 2019	14.59	14.07

7 The closing exchange rate at period end. The closing exchange on 26 March 2019, as reported by IRESS, was R14.41/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Receipts (ADRs) on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADRs on the conversion of any dividends paid in rand on the ordinary shares.

Sibanye-Stillwater Annual Financial Report 2018	170

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

Introduction

Sibanye-Stillwater is an independent, global, precious metals mining company producing a mix of metals that includes PGMs and gold. Domiciled and with its head office in South Africa, Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects that are located as follows:

US PGM operations

The East Boulder and the Stillwater (including Blitz) mines are located in Montana, in the United States. The Columbus Metallurgical Complex, which smelts the material mined to produce PGM-rich filter cake, also conducts PGM recycling activities.

SA PGM operations

The Kroondal, Rustenburg and Platinum Mile operations are located on the western limb of the Bushveld Complex in South Africa, while Mimosa is on the southern portion of the Great Dyke in Zimbabwe. Platinum Mile is a retreatment facility. Mimosa is a 50:50 joint venture with Impala Platinum Holdings Limited, which manages this operation.

SA gold operations

In South Africa, Driefontein, Kloof and Cooke surface operations are located on the West Rand of the Witwatersrand Basin, while Beatrix is in the southern Free State goldfields of the Basin. Sibanye-Stillwater also has an interest in surface tailings retreatment facilities located from the East Rand to the West Rand through our 38.05% stake in DRDGOLD Limited (DRDGOLD).

Projects

Our projects are:

• Marathon, a PGM project in Ontario, Canada

• Altar and Rio Grande, copper-gold projects in the Andes in north-west Argentina, close to the Chilean border

• Hoedspruit, Zondernaam and Vygenhoek, PGM projects in South Africa

• Burnstone and the southern Free State gold projects in South Africa

At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3PGM+Au). Production by ratio is approximately 58% platinum (Pt), 32% palladium (Pd), 8% rhodium (Rh) and 2% gold (Au). The PGM-bearing ore mined here is processed to produce PGMs-in-concentrate, which is currently processed and refined by third parties.

The US PGM operations primarily produce palladium and platinum (78% palladium and 22% platinum), referred to as 2E (or 2PGM). The PGM-bearing ore mined is processed and smelted to produce a PGM-rich filter cake. A third party refines the filter cake to produce refined PGMs.

The major sources of demand for PGMs are for use in autocatalysts and jewellery. Combined, these two areas accounted for around 69% of gross platinum demand in 2018. Autocatalysts alone accounted for 40% of gross platinum demand and for 85% of gross palladium demand in 2018.

Sibanye-Stillwater mines, extracts and processes gold-bearing ore at its SA gold operations to produce a beneficiated product, doré, which is then refined at Rand Refinery Proprietary Limited (Rand Refinery) into gold bars with a purity of at least 99.5% in accordance with the London Bullion Market Association’s standards of Good Delivery. Sibanye-Stillwater holds a 44% interest in Rand Refinery, one of the largest refiners of gold globally, and the largest in Africa. Rand Refinery markets and sells the refined gold on international markets to customers around the world.

The main sources of demand for gold are as a store of value (such as central bank holdings), as an investment (exchange traded funds, bars and coins), jewellery and for various industrial purposes.

In 2018, Sibanye-Stillwater delivered attributable PGM production of 0.59Moz (2E) (2017: 0.38Moz (2E)) and 1.18Moz (4E) (2017: 1.19Moz (4E) and 2016: 0.42Moz (4E)), and produced 36,600kg (1.18Moz) (2017: 43,634kg (1.40Moz) and 2016: 47,034kg (1.51Moz)) of gold.

During the year, Sibanye-Stillwater recognised a loss of R2,521 million (2017: loss of R4,433 million and 2016: profit of R3,043 million), of which R2,500 million loss (2017: R4,437 million loss and 2016: R3,473 million profit) is attributable to the owners of Sibanye-Stillwater.

At 31 December 2018, Sibanye-Stillwater had 2E PGM mineral reserves of 25.6Moz (2017: 21.9Moz), 4E PGM mineral reserves of 20.4Moz (2017: 22.4Moz and 2016: 23.2Moz), and gold mineral reserves of 16.6Moz (2017: 25.7Moz and 2016: 28.7Moz).

The following financial review provides stakeholders with greater insight into the financial performance and position of the Group during the periods indicated.

Factors affecting Sibanye-Stillwater’s performance

Commodity prices

Sibanye-Stillwater’s revenues are primarily derived from the sale of the PGMs and gold that it produces, from its own mines and its recycling facilities. For mined production, Sibanye-Stillwater does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its production, unless these derivatives are used for risk mitigation and project funding initiatives. As a result, Sibanye-Stillwater is normally fully exposed to changes in commodity prices for its mined production. For recycled

Sibanye-Stillwater Annual Financial Report 2018	171

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

throughput, which is solely produced at the Columbus metallurgical facilities in Montana, all trades are hedged on the day the recycled material is acquired. This negates commodity price volatility and exposure during an extended outturn period.

As detailed previously, PGM and gold hedging is considered under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 31.2: Risk management activities.

Historically, platinum, palladium and rhodium prices have been subject to wide fluctuations and are affected by numerous factors beyond Sibanye-Stillwater’s control, including international macroeconomic conditions and outlook, levels of supply and/or demand, any actual or potential threats to the stability of supply and/or demand, inventory levels maintained by users and producers, liquidity of above ground excess inventories, actions of participants in the commodities markets and currency exchange rates, particularly the rand to the US dollar.

In addition, platinum, palladium and rhodium exchange-traded funds (ETFs) have added a further element of unpredictability and volatility to the pricing environment and may increase volatility in PGM prices, particularly during structurally tight markets. ETF investors may exhibit procyclical behavior, purchasing shares in ETFs during times of rising prices and selling holdings during periods of declining prices. This behavior may exacerbate short term price volatility. The market prices of platinum, palladium, rhodium and other PGMs have been, and may in the future be, subject to rapid short-term changes.

Between 2016 and 2018, the average platinum price has decreased from US$990/oz to US$879/oz. The volatility of, and recent decline in, the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average of the London market price of platinum).

	US$/oz1
Platinum	High	Low	Average
2014	1,514	1,181	1,385
2015	1,287	831	1,053
2016	1,178	821	990
2017	1,046	884	950
2018	1,025	770	879
2019 (through 26 March 2019)	874	777	820

1 Rounded to the nearest US dollar.

On 26 March 2019, the London market price of platinum was US$852/oz.

The volatility of the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average of the London market price of palladium).

	US$/oz1
Palladium	High	Low	Average
2014	911	702	805
2015	831	524	680
2016	770	470	624
2017	1,067	706	886
2018	1,265	857	1,038
2019 (through 26 March 2019)	1,550	1,260	1,455

1 Rounded to the nearest US dollar.

On 26 March 2019, the London market price of palladium was US$1,544/oz.

The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average of the London market price of rhodium).

	US$/oz1
Rhodium	High	Low	Average
2014	1,475	1,025	1,185
2015	1,245	640	923
2016	825	625	696
2017	1,715	770	1,155
2018	2,600	1,690	2,255
2019 (through 26 March 2019)	2,760	2,460	2,630

1 Rounded to the nearest US dollar.

On 26 March 2019, the London market price of rhodium was US$2,760/oz.

The market price of gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. Further, over the period from 2016 to 2018, the gold price has fluctuated between a high price of US$1,366/oz and a low price US$1,077/oz. Should the gold price decline below the SA gold operations’ unit production cost the Group may experience losses and, should this situation remain for an extended period, Sibanye-Stillwater may be forced

Sibanye-Stillwater Annual Financial Report 2018	172

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

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

	US$/oz1
Gold	High	Low	Average
2014	1,385	1,142	1,265
2015	1,296	1,049	1,159
2016	1,366	1,077	1,250
2017	1,351	1,149	1,257
2018	1,360	1,177	1,269
2019 (through 26 March 2019)	1,346	1,279	1,304

1 Rounded to the nearest US dollar.

On 26 March 2019, the London afternoon fixing price of gold was US$1,316/oz.

Exchange rate

Sibanye-Stillwater’s SA PGM and gold operations (with the exception of Mimosa) are all located in South Africa, and its revenues are equally sensitive to changes in the US dollar PGM (4E) basket and gold prices, and the rand/US dollar exchange rate (the exchange rate). Depreciation of the rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margins increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets, over which Sibanye-Stillwater has no control. The relationship between currencies and commodities, which includes the PGM (4E) basket and gold prices, is complex, and changes in exchange rates can influence commodity prices, and vice versa.

As a general rule, Sibanye-Stillwater does not enter into long-term currency hedging arrangements and is mainly exposed to the spot market exchange rate. Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand (with the exception of Mimosa), and forward cover could be considered for significant expenditures based in foreign currency or those items which have long lead times to production or delivery,  see –Consolidated financial statements–Notes to the consolidated financial statements–Note 31.2: Risk management activities.

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

The South African inflation rate or Consumer Price Index (CPI) was 4.7% in 2018 (2017: 5.2% and 2016: 6.6%). Inflation in the mining industry has historically been higher than CPI driven by above inflation wage increases and more recently increases in electricity tariffs.

Sibanye-Stillwater’s operations are labour intensive. Labour represented 38%, 42% and 45% of cost of sales, before amortisation and depreciation during 2018, 2017 and 2016, respectively.

On 14 November 2018, Sibanye-Stillwater signed a three-year wage agreement at the SA gold operations with the National Union of Mineworkers (NUM), Solidarity and UASA in respect of wages and conditions of service for the period from 1 July 2018 to 30 June 2021. The agreement allows for increases to the basic wage of Category 4-8 surface and underground employees of R700 per month in the first and second years, and R825 per month in the third year. Miners, artisans and officials will receive increases of 5.5% in year one and 5.5% or CPI (whichever is greater) in years two and three of the agreement. In addition to the basic wage, the parties agreed to an increase in the current living-out allowance and Sibanye-Stillwater also agreed to increase incrementally the current minimum medical incapacity benefit.

On 19 November 2018, the Association of Mineworkers and Construction Union (AMCU) gave notice that its members would embark on protected strike action at our gold operations from the evening shift on 21 November 2018. Despite ongoing attempts by Sibanye-Stillwater to reach a fair and reasonable outcome during the negotiations, AMCU national leadership intervened and persisted with its original, unaffordable demands. Acts of violence and intimidation, including the murder of an employee and serious injury to several others, have been recorded. By the end of the reporting period, the strike had not ceased.

While still owned by Anglo American Platinum Limited (Anglo American Platinum), a three-year wage agreement was signed at the Rustenburg operation and became effective from 1 July 2016 prior to the acquisition. This agreement expires on 30 June 2019 and the next round of wage negotiations in the sector is due to begin shortly.

During 2017, wage negotiations were successfully concluded at Kroondal and at the US PGM operations.

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

Sibanye-Stillwater Annual Financial Report 2018	173

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

escalation of about 7% in Kroondal’s total wage bill and helped to align wage scales with those at Bathopele – both Kroondal and Bathopele are mechanised operations. This will contribute to business continuity and promote certainty regarding Kroondal’s integration within Sibanye-Stillwater.

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

Despite above inflation increases in electricity tariffs, power and water comprised 12%, 14% and 18% of cost of sales, before amortisation and depreciation in 2018, 2017 and 2016, respectively.

The effect of the abovementioned increases, especially being above the average inflation rate, has adversely affected and, may continue to adversely affect, the profitability of Sibanye-Stillwater’s SA PGM and gold operations. Further, Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand, while revenues from PGM and gold sales are in US dollars. Generally when inflation is high the rand tends to devalue, thereby increasing rand revenues, and potentially offsetting any increase in costs. However, there can be no guarantee that any cost saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

Production

Sibanye-Stillwater’s revenues are driven by its production levels and the price it realises from the sale of PGMs, gold and associated co- and by-products, as discussed above. Production can be affected by a number of factors including mining grades, safety related work stoppages, industrial action, and other mining related incidents. These factors could have an impact on production levels in the future.

The Sibanye-Stillwater’s SA gold operations are in their mature life stage and have encountered lower mining grades and yields. Sibanye-Stillwater’s SA PGM operations are at steady state production levels.

Sibanye-Stillwater’s SA PGM and gold operations are subject to South African health and safety laws and regulations that impose various duties on Sibanye-Stillwater’s mines while granting the authorities’ powers to, among other things, close or suspend operations and order corrective action relating to health and safety matters. During 2018, Sibanye-Stillwater’s SA PGM operations experienced 44 work stoppages (2017: 26 and 2016: 55) and the SA gold operations experienced 219 work stoppages (2017: 204 and 2016: 171).

In recent years, the South African mining industry has experienced increased union unrest. The entry of new unions such as AMCU, which has become a significant rival to the traditionally dominant NUM, has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities. On 21 November 2018, a strike was called by AMCU at the SA gold operations. Response plans have been put in place to maintain peace and stability in order to ensure the safety of Sibanye-Stillwater’s employees as far as possible, and mitigate financial losses by optimising production through the concentration of underground mining activity to specific operating areas, and reducing fixed costs by switching off services and utilities across areas where production activity has been suspended. Whilst these strike plans have been implemented across the operations, the strike action continues to impact on our operations to varying extents. The AMCU strike action has continued into 2019.

Sibanye-Stillwater’s key focus is to maintain profitable operations and sustain current production levels for a longer period than had previously been envisaged, through an increased focus on productivity. Furthermore, focus will be on realising the extensive reserves and resources potential that still exists.

Royalties and mining tax

South African mining operations pay a royalty tax. The formula for calculating royalties takes into account the profitability of individual operations. The royalty formula is detailed in –Consolidated financial statements–Notes to the consolidated financial statements–Note 9.1: Royalties.

Under South African tax legislation, gold mining companies and non-gold mining companies are taxed at different rates. Sibanye-Stillwater’s SA gold operations are subject to the gold tax formula on their respective mining incomes. The formula calculating tax payable, which is detailed in –Consolidated financial statements–Notes to the consolidated financial statements–Note 9.2: Mining and income tax, is affected by the profitability of the applicable mining operation. In addition, these operations are ring fenced, so each operation is taxed separately and, as a result, taxable losses and capital expenditure at one of the operations cannot be used to reduce taxable income from another operation. Depending on the profitability of the operations, the tax rate can vary significantly from year to year.

Stillwater is operating a trading company in New Jersey. During the six months ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (i.e. greater than 50% voting ownership). This resulted in an increase in the estimated deferred tax rate relating to the US PGM operations and a deferred tax charge of R1,545 million (US$108 million).

On 22 December 2017, new federal tax reform legislation was enacted in the United States, resulting in significant changes from previous tax law effective 1 January 2018 the federal corporate income tax rate reduced to 21% from 35%. The rate change resulted in a decrease in our US region net deferred tax liabilities at 31 December 2017 of R2,532 million (US$205 million) with a corresponding deferred tax benefit. There has been no further changes in the federal corporate income tax rates or federal tax legislation during the 2018 year. Our federal income tax expense for 2018 period was based on the new tax rate, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 9.2: Mining and income tax.

Sibanye-Stillwater Annual Financial Report 2018	174

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

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

In 2018, Sibanye-Stillwater’s total capital expenditure was R7,081 million (2017: R6,099 million and 2016: R4,151 million). Sibanye-Stillwater expects to spend approximately R8.0 billion on capital in 2019, which excludes the capital expenditure of DRDGOLD, Lonmin and any future acquisitions.

The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the commodity prices and general economic conditions and may differ from the amount forecast above. Some of these factors are outside of the control of Sibanye-Stillwater.

Recent acquisitions

DRDGOLD acquisition

On 22 November 2017, Sibanye-Stillwater announced that it had entered into various agreements with DRDGOLD in terms of which, Sibanye-Stillwater would exchange selected surface gold processing assets and tailings storage facilities (TSF) (the “Far West Gold Recoveries”, previously known as the West Rand Tailing Retreatment Project (WRTRP)) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction), or 38.05% of the issued share capital of DRDGOLD. In addition, pursuant to the DRDGOLD Transaction, Sibanye-Stillwater has an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price.

Sibanye-Stillwater received approval for the DRDGOLD Transaction from the South African competition authorities in accordance with the Competition Act and on 19 July 2018 all the conditions precedent to the DRDGOLD Transaction were fulfilled. Sibanye-Stillwater obtained control (38.05%) of and consolidated DRDGOLD from this date (as a result of the option which is in the money and is considered substantive).

Results of DRDGOLD are presented for the five months ended 31 December 2018 following completion of the acquisition, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 13.1: DRDGOLD acquisition.

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

Results of Stillwater were presented for the eight months ended 31 December 2017 following the completion of the acquisition, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 13.2: Stillwater acquisition.

The Rustenburg operation acquisition

On 9 September 2015, Sibanye-Stillwater announced that it had entered into written agreements with Rustenburg Platinum Mines Limited (RPM), a wholly owned subsidiary of Anglo American Platinum to acquire the Bathopele, Siphumelele (including Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis, including normalised levels of working capital (the Rustenburg operation) (the Rustenburg operation Transaction).

The purchase consideration comprises an upfront payment of R1.5 billion at the closing of the Rustenburg operation Transaction (Closing) and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg operation over a six year period from the later of Closing or 1 January 2017 (Deferred Payment), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourable extended payment period; should the Rustenburg operation generate negative distributable free cash flows in either 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero.

On 19 October 2016, Sibanye-Stillwater obtained consent in terms of section 11 of the Mineral and Petroleum Resources Development Act (MPRDA) for the transfer of the mining right and prospecting right pursuant to the Rustenburg operation Transaction, and control of the Rustenburg operation on this date.

Results of the Rustenburg operation were presented for the two months ended 31 December 2016 following the completion of the acquisition.

Acquisition costs

Sibanye-Stillwater incurred R25.0 million on acquisition related costs in 2018 (2017: R529 million and 2016: R157 million).

Sibanye-Stillwater has pursued and may continue to pursue growth opportunities that allow it to leverage its existing processing capacity and infrastructure and to extend its operating life. Such growth may continue to occur through the acquisition of other companies and assets,

Sibanye-Stillwater Annual Financial Report 2018	175

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

development projects, or by entering into joint ventures. Sibanye-Stillwater may incur acquisition and integration related costs with regard to any operations or entities that it acquires or seeks to acquire in the future.

2018 financial performance compared with 2017 and 2016

Group loss for the year decreased by 43% to a loss of R2,521 million in 2018 from a loss of R4,433 million in 2017 (2016: R3,043 million profit). The reasons for this decrease are discussed below.

The primary factors explaining the movements in (loss)/profit are set out in the table below.

			% Change		% Change
Figures in million - SA rand	2018	2017	2018/2017	2016	2017/2016
Revenue	50,656	45,912	10	31,241	47
Cost of sales	(48,129)	(42,182)	14	(24,751)	70
Finance expense	(3,135)	(2,972)	5	(903)	229
Share-based payments	(299)	(232)	29	(496)	(53)
Loss on financial instruments	1,704	(1,114)	(253)	(1,033)	8
Gain/(loss) on foreign exchange differences	1,169	292	300	220	33
Share of results of equity-accounted investees after tax	344	292	18	13	2,146
Impairments	(3,041)	(4,411)	(31)	(1,381)	219
Gain on derecognition of borrowings and derivative financial instrument	230	-	100	-	-
Occupational healthcare expense	(15)	(1,107)	(99)	-	100
Gain on acquisition	-	-	-	2,179	(100)
Restructuring costs	(143)	(730)	(80)	(188)	288
Transaction costs	(403)	(552)	(27)	(157)	252
Net other	(162)	(177)	(8)	68	(360)
(Loss)/profit before royalties and tax	(1,224)	(6,981)	(82)	4,812	(245)
Royalties	(213)	(399)	(47)	(567)	(30)
(Loss)/profit before tax	(1,437)	(7,380)	(81)	4,245	(274)
Mining and income tax	(1,084)	2,947	(137)	(1,202)	(345)
(Loss)/profit for the year	(2,521)	(4,433)	(43)	3,043	(246)

The consolidation of DRDGOLD’s operational and financial results for five months in 2018, inclusion of the US PGM operations for the full year in 2018 (compared with eight months in 2017), and the cessation of the Cooke underground operations in November 2017, makes direct comparison of the 2018 with 2017 and 2016 difficult.

Revenue

Revenue increased by 10% to R50,656 million in 2018 from R45,912 million in 2017. The solid production results from both the US and SA PGM operations and higher PGM basket prices, offset lower revenue from the SA gold operations, due to the operational disruptions and a flat rand gold price year-on-year.

Revenue from the US PGM operations increased by 73% to R15,873 million in 2018 from R9,162 million in 2017, due to the inclusion of revenue for the full year in 2018 compared with eight months in 2017, additional production from Blitz, and a 9% increase in the average basket price received to US$1,007/2Eoz in 2018 from US$927/2Eoz in 2017.

Revenue from the SA PGM operations increased by 14% to R15,154 million in 2018 from R13,276 million in 2017, mainly due to the higher average basket price received, which increased by 10% to R13,838/4Eoz in 2018 from R12,534/4Eoz in 2017.

The increase in revenue from the PGM operations offset a 16% decline in revenue from the SA operations (including DRDGOLD) to R19,657 million in 2018 from R23,474 million in 2017. Revenue from the SA gold operations, excluding DRDGOLD of R1,048 million, declined by 21% due to the significant operational challenges experienced during the first half of 2018, additional safety interventions and the AMCU strike at the end of 2018, which affected production.

Revenue increased by 47% to R45,912 million in 2017 from 31,241 million in 2016. This included revenue of R9,162 million from the US PGM operations, acquired during 2017 and R13,276 million from the SA PGM operations, acquired during 2016. Revenue from the SA PGM operations increased by 255% to R13,276 million in 2017 from R3,739 million in 2016 due to the inclusion of revenue from Kroondal and the Rustenburg operation for the full year in 2017. The revenue from Kroondal increased to R2,862 million in 2017 from R1,973 million for nine months in 2016 and the Rustenburg operation increased to R10,221 million in 2017 from R1,656 million for two months in 2016. Revenue from the SA gold operations decreased by 15% to R23,474 million in 2017 from R27,501 million in 2016 driven by the average rand gold price, which decreased by 9% and the level of gold sold, which decreased by 7%. The decrease in the gold sold to 43,763kg in 2017 from 46,905kg in 2016, was mainly due to the cessation of the underground operations at Cooke, and lower mined volumes and grades at Beatrix West and Driefontein. The decrease in the average rand gold price was due to the 9% stronger rand of R13.31/US$ in 2017 compared with R14.68/US$ in 2016.

Cost of sales

Cost of sales increased by 14% to R48,129 million in 2018 from R42,182 million in 2017, with the incorporation of DRDGOLD for five months which accounted for R1,078 million of this increase. Cost of sales increased by 70% to R42,182 million in 2017 from R24,751 million in 2016, with

Sibanye-Stillwater Annual Financial Report 2018	176

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

the incorporation of Aquarius and the Rustenburg operation for the full year in 2017, and Stillwater for the eight months, which together accounted for R17,205 million of this increase.

The primary drivers of cost of sales are set out in the table below.

Figures in million - SA rand	2018	2017	% Change 2018/2017	2016	% Change 2017/2016
Salaries and wages	15,710	15,323	3	9,276	65
Consumable stores	9,328	8,789	6	5,243	68
Utilities	5,049	4,930	2	3,709	33
Mine contracts	3,198	2,957	8	2,105	40
Recycling	7,196	4,377	64	-	100
Other	4,564	3,398	34	2,770	23
Ore reserve development costs capitalised	(3,530)	(3,292)	7	(2,394)	38
Cost of sales, before amortisation and depreciation	41,515	36,482	14	20,709	76
- SA gold operations, excluding Cooke and DRDGOLD	15,985	15,918	0	14,361	11
- Cooke	693	1,961	(65)	2,985	(34)
- DRDGOLD	1,020	-	100	-	-
- SA PGM operations	12,096	11,591	4	3,363	245
- US PGM operations	11,721	7,012	67	-	100

Amortisation and depreciation	6,614	5,700	16	4,042	41
- SA gold operations, excluding Cooke and DRDGOLD	3,241	3,252	(0)	3,044	7
- Cooke	6	256	(98)	771	(67)
- DRDGOLD	58	-	100	-	-
- SA PGM operations	1,075	761	41	227	235
- US PGM operations	2,234	1,431	56	-	100

Total cost of sales	48,129	42,182	14	24,751	70
- SA gold operations, excluding Cooke and DRDGOLD	19,226	19,170	0	17,405	10
- Cooke	699	2,217	(68)	3,756	(41)
- DRDGOLD	1,078	-	100	-	-
- SA PGM operations	13,171	12,352	7	3,590	244
- US PGM operations	13,955	8,443	65	-	100

The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 14% to R41,515 million in 2018 from R36,482 million in 2017. This included cost of sales, before amortisation and depreciation of R11,721 million from the US PGM operations, which increased by 67% due to the inclusion for the full year in 2018 compared with eight months in 2017 and additional production from Blitz. Cost of sales, before amortisation and depreciation from the SA PGM operations increase by 4% to R12,096 million in 2018 from R11,591 million in 2017 due to above inflation increases in wages and electricity partly offset by synergies realised. Cost of sales, before amortisation and depreciation at the SA gold operations decreased by 1% to R17,698 million in 2018 from R17,879 million in 2017, and excluding DRDGOLD of R1,020 million, decreased by 7% mainly as a direct result of the strike action plans implemented to limit the impact of the AMCU strikes as well as the no work no pay principle that applies to striking workers’ salaries and wages.

Cost of sales, before amortisation and depreciation increased by 76% to R36,482 million in 2017 from R20,709 million in 2016. This included cost of sales, before amortisation and depreciation of R7,012 million from the US PGM operations, acquired during 2017 and R11,591 million from the SA PGM operations, acquired during 2016. Cost of sales, before amortisation and depreciation at the SA gold operations increased by 3% to R17,879 million in 2017 from R17,346 million due to above inflation increases in wages and utilities partly offset by the cessation of the underground operations at Cooke.

Amortisation and depreciation

Amortisation and depreciation increased by 16% to R6,614 million in 2018 from R5,700 million in 2017. This included amortisation and depreciation of R2,234 million from the US PGM operations, acquired during 2017 and R58 million from DRDGOLD, acquired during 2018. The amortisation from the SA PGM operations increased by 41% to R1,075 million in 2018 from R761 million in 2017 as the useful lives of the individual assets were reassessed at 1 January 2018. Amortisation and depreciation at the SA gold operations excluding DRDGOLD of R58 million decreased by 7% due to lower production and the cessation of the underground operations at Cooke in November 2017.

Amortisation and depreciation increased by 41% to R5,700 million in 2017 from R4,042 million in 2016. This included amortisation and depreciation of R761 million from the SA PGM operations, acquired during 2016 and R1,431 million from the US PGM operations, acquired during 2017. Amortisation and depreciation at the SA gold operations decreased by 8% to R3,508 million in 2017 from R3,815 million in 2016 due to lower production and impairment of the Cooke underground and Beatrix West mining assets at 30 June 2017.

Sibanye-Stillwater Annual Financial Report 2018	177

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

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth.

Sibanye-Stillwater Annual Financial Report 2018	178

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

also

Figures in million - SA rand	Group	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items	Total SA PGM operations	Kroondal	Platinum Mile	Mimosa	Rusten-burg operation	Corporate and re- conciling items	Total US PGM operations Stillwater
2018
Cost of sales, before amortisation and depreciation	Rm	17,698.4	5,709.3	6,364.8	3,910.8	693.4	1,020.1	-	12,096.0	2,739.4	152.7	1,235.7	9,203.9	(1,235.7)	4,524.4
Plus:
Community costs[1]	Rm	46.8	14.6	10.4	15.8	6.0	-	-	23.3	0.2	-	-	23.1	-	-
Inventory change	Rm	-	-	-	-	-		-	-	-	-	-	-	-	(34.7)
Share-based payments[2]	Rm	3.4	0.2	-	-	-	3.2	-	-	-	-	-	-	-	35.7
Royalties[3]	Rm	93.6	25.6	40.7	23.1	4.2	-	-	162.0	5.5	-	57.6	156.5	(57.6)	-
Rehabilitation[4]	Rm	21.8	(17.1)	(46.0)	30.0	38.9	29.2	(13.2)	83.3	77.2	-	(7.9)	6.0	8.0	9.3
ORD[5]	Rm	2,053.6	817.1	839.6	396.9	-	-	-	477.9	-	-	-	477.9	-	998.9
Sustaining capital expenditure[6]	Rm	546.6	228.1	220.6	82.6	-	14.5	0.8	464.4	141.4	9.5	170.9	313.5	(170.9)	260.2
Less:
By-product credit[7]	Rm	(18.8)	(6.1)	(6.2)	(4.4)	(0.8)	(1.3)	-	(2,357.7)	(450.5)	(9.6)	(326.5)	(1,897.6)	326.5	(463.6)
All-in sustaining costs[8]	Rm	20,445.4	6,771.7	7,423.9	4,454.8	741.7	1,065.7	(12.4)	10,949.2	2,513.2	152.6	1,129.8	8,283.3	(1,129.7)	5,330.2
Plus:
Group exploration growth and other capital expenditure	Rm	944.2	0.4	141.8	1.7	-	303.3	497.0	57.7	-	57.1	-	0.6	-	1,574.0
All-in costs[8]	Rm	21,389.6	6,772.1	7,565.7	4,456.5	741.7	1,369.0	484.6	11,006.9	2,513.2	209.7	1,129.8	8,283.9	(1,129.7)	6,904.2
Gold sold/4E PGM produced/2E PGM produced	kg	36,489	9,573	15,164	8,536	1,346	1,870		32,693	7,937	547	3,875	24,209	(3,875)	18,432
	‘000oz	1,173.1	307.8	487.5	274.4	43.3	60.1		1,051.1	255.2	17.6	124.6	778.3	(124.6)	592.6
All-in sustaining cost[8]	R/kg	557,530	707,375	489,587	521,884	476,003	569,893
	R/oz								10,417	9,849	8,676	9,069	10,642		8,994
	US$/oz	1,309	1,661	1,150	1,226	1,118	1,338		787	744	655	685	804		677
All-in cost[8]	R/kg	583,409	707,417	498,938	522,083	476,003	732,086
	R/oz								10,472	9,849	11,924	9,069	10,643		11,651
	US$/oz	1,370	1,661	1,172	1,226	1,118	1,719		791	744	900	685	804		880

Sibanye-Stillwater Annual Financial Report 2018	179

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

Figures in million - SA rand	Group	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	Corporate and re- conciling items	Total SA PGM operations	Kroondal	Platinum Mile	Mimosa	Rustenburg operations	Corporate and re- conciling items	Total US PGM operations Stillwater
2017
Cost of sales, before amortisation and depreciation	Rm	17,879.2	6,203.5	5,762.7	3,952.5	1,960.5	-	11,591.8	2,395.9	129.8	1,200.5	9,066.1	(1,200.5)	2,634.8
Plus:
Community costs[1]	Rm	31.1	6.8	16.0	7.3	1.0	-	-	-	-	-	-	-	-
Inventory change	Rm	-	-	-	-	-	-	-	-	-	-	-	-	103.8
Share-based payments[2]	Rm	5.9	2.8	1.8	1.3	-	-	-	-	-	-	-	-	4.9
Royalties[3]	Rm	325.3	77.8	189.3	44.5	13.7	-	73.2	5.6	-	60.4	67.6	(60.4)	-
Rehabilitation[4]	Rm	101.0	(31.5)	40.1	25.6	65.2	1.6	31.1	48.9	-	4.2	(17.8)	(4.2)	6.2
ORD[5]	Rm	2,288.0	876.1	876.2	482.0	53.7	-	465.0	-	-	-	465.0	-	538.6
Sustaining capital expenditure[6]	Rm	516.8	235.0	210.2	63.1	8.5	-	567.6	190.5	11.0	222.5	366.1	(222.5)	226.9
Less:
By-product credit[7]	Rm	(23.3)	(8.3)	(6.5)	(5.7)	(2.8)	-	(1,600.1)	(186.1)	(10.6)	(273.2)	(1,403.4)	273.2	(238.1)
All-in sustaining costs[8]	Rm	21,124.0	7,362.2	7,089.8	4,570.6	2,099.8	1.6	11,128.6	2,454.8	130.2	1,214.4	8,543.6	(1,214.4)	3,277.1
Plus:
Group exploration growth and other capital expenditure	Rm	828.3	44.4	147.1	2.5	11.7	622.6	2.3	-	2.3	-	-	-	899.6
All-in costs[8]	Rm	21,952.3	7,406.6	7,236.9	4,573.1	2,111.5	624.2	11,130.9	2,454.8	132.5	1,214.4	8,543.6	(1,214.4)	4,176.7
Gold sold/4E PGM produced/2E PGM produced	kg	43,763	15,088	16,466	9,091	3,118		33,287	7,503	605	3,862	25,179	(3,862)	11,706
	‘000oz	1,407.1	485.1	529.4	292.3	100.3		1,070.2	241.2	19.4	124.2	809.5	(124.2)	376.4
All-in sustaining cost[8]	R/kg	482,693	487,951	430,572	502,761	673,445
	R/oz							10,399	10,176	6,696	9,781	10,554		8,707
	US$/oz	1,128	1,141	1,007	1,175	1,574		782	765	503	735	793		651
All-in cost[8]	R/kg	501,620	490,893	439,506	503,036	677,197
	R/oz							10,401	10,176	6,815	9,781	10,554		11,097
	US$/oz	1,173	1,148	1,027	1,176	1,583		782	765	512	735	793		821

Sibanye-Stillwater Annual Financial Report 2018	180

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

Figures in million - SA rand	Group	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	Corporate and re- conciling items	Total SA PGM operations	Kroondal	Platinum Mile	Mimosa	Rustenburg operations	Corporate and re- conciling items
2016
Cost of sales, before amortisation and depreciation	Rm	17,346.0	5,566.6	5,041.0	3,753.4	2,985.0	-	3,363.1	1,689.8	90.8	969.0	1,582.5	(969.0)
Plus:
Community costs[1]	Rm	80.4	16.5	20.3	27.0	16.6	-	-	-	-	-	-	-
Share-based payments[2]	Rm	39.3	16.5	13.7	9.1	-	-	-	-	-	-	-	-
Royalties[3]	Rm	528.0	204.8	194.3	113.2	15.7	-	38.6	10.2	-	82.9	28.3	(82.8)
Rehabilitation[4]	Rm	141.1	(28.8)	44.1	23.2	100.1	2.5	74.3	51.5	-	3.2	22.8	(3.2)
ORD[5]	Rm	2,394.4	779.0	912.9	542.9	159.6	-	-	-	-	-	-	-
Sustaining capital expenditure[6]	Rm	613.4	218.5	261.2	84.8	48.9	-	325.8	175.8	1.3	159.8	148.7	(159.8)
Less:							-
By-product credit[7]	Rm	(28.2)	(9.6)	(6.8)	(7.6)	(4.2)	-	(371.9)	(98.1)	3.0	(192.7)	(276.8)	192.7
All-in sustaining costs[8]	Rm	21,114.4	6,763.5	6,480.7	4,546.0	3,321.7	2.5	3,429.9	1,829.2	95.1	1,022.2	1,505.5	(1,022.1)
Plus:
Group exploration growth and other capital expenditure	Rm	1,052.2	54.1	130.1	4.8	40.7	822.5	-	-	-	-	-	-
All-in costs[8]	Rm	22,166.6	6,817.6	6,610.8	4,550.8	3,362.4	825.0	3,429.9	1,829.2	95.1	1,022.2	1,505.5	(1,022.1)
Gold sold	kg	46,905	16,046	15,176	10,041	5,642		10,254	5,543	425	2,833	4,286	(2,833)
	‘000oz	1,508	516	488	323	181		330	178	14	91	138	(91)
All-in sustaining cost[8]	R/kg	450,152	421,501	427,036	452,754	588,745		10,404	10,264	6,947	11,222	10,925
	US$/oz	954	893	905	960	1,248		709	699	473	765	744
All-in cost[8]	R/kg	472,585	424,872	435,609	453,232	595,959		10,404	10,264	6,947	11,222	10,925
	US$/oz	1,002	901	923	961	1,263		709	699	473	765	744

The average exchange rate for the year ended 31 December 2018 was R13.24/US$ (2017: R13.31/US$ and 2016: R14.68/US$).

1 Community costs includes costs related to community development.

2 Share-based payments include share-based payments compensation cost to support Sibanye-Stillwater’s corporate structure not directly related to current production. Share-based payments are calculated based on the fair value at initial recognition and do not include the fair value adjustment of the cash-settled share-based payment liability to the reporting date fair value.

3 Royalties are the current royalty on refined and unrefined minerals payable to the South African government.

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

7 By-product credit—The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold 4E/2E PGMs, and therefore the metric captures the benefit of mining other metals when gold and 4E/2E PGMs are produced and sold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs are reduced by the benefit received from the sale of co-products and by-products, recognised as product sales, which is extracted and processed along with the gold and 4E/2E PGMs produced. At the SA gold operations, the sale of silver is recognised as product sales, and at the PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products, which together with the three primary PGMs, are referred to as 6E (5PGM+Au). In addition, nickel, copper and chrome, among other minerals, are by-products at these operations. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold or an ounce of 4E/2E PGMs, without the need to consider multiple metal prices.

8  For information on how Sibanye-Stillwater has calculated All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce, see –Overview–Five year financial performance–Group operating statistics–Footnote 3.

Sibanye-Stillwater Annual Financial Report 2018	181

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

The All-in sustaining cost at the SA PGM operations of R10,417/4Eoz in 2018 was in line with the cost performance in 2017 of R10,399/4Eoz. The All-in sustaining cost at the US PGM operations increased by 4% to US$677/2Eoz in 2018 mainly due to the frontloading of skills for the Blitz project, increased royalties due to the improved basket price, higher maintenance cost and planned outages in the metallurgical complex. Unit costs at the SA gold operations were primarily affected by the safety incidents and other unanticipated operational disruptions as well as the strike, increasing to R557,530/kg in 2018 from R482,693/kg in 2017.

The All-in sustaining cost at Kroondal, Platinum Mile and the Rustenburg operation reduced in 2017 following an intensive effort to drive the synergy cost savings identified. After accounting for inflation, the All-in sustaining cost at Kroondal, Platinum Mile and the Rustenburg operation reduced in 2017 by R570/4Eoz, R578/4Eoz and R886/4Eoz, respectively. All-in sustaining cost at Mimosa reduced to US$735/4Eoz in 2017 from US$765/4Eoz in 2016. All-in sustaining cost at the SA gold operations were primarily affected by the unsustainably high costs associated with the Cooke operations, which were placed on care and maintenance during the second half of 2017, following a labour rationalisation process in terms of Section 189A of the Labour Relations Act, 66 of 1995 (Section 189A). The All-in sustaining cost amounted to R468,060/kg in 2017, excluding the Cooke operations, compared with R450,162/kg in 2016, a 4% increase year on year.

Adjusted EBITDA

Adjusted EBITDA of R8,369 million in 2018 decreased by 7% from R9,045 million in 2017, despite adjusted EBITDA from the US and SA PGM operations increasing by 94% and 81%, respectively. The 16% decline in gold production resulted in a 74% decrease in adjusted EBITDA from the SA gold operations.

Adjusted EBITDA includes other cash costs and care and maintenance expenditures. Care and maintenance at Cooke and Marikana were R564 million and R12 million for 2018, respectively, compared with R236 million and R13 million, respectively in 2017. Other costs include corporate and social expenditure of R70 million and non-production royalties of R105 million for 2018.

The adjusted EBITDA margin for the US PGM underground operations, increased from 43% in 2017 to 46% in 2018, primarily due to the surging dollar palladium price and strong operational performance. The adjusted EBITDA margin for the SA PGM operations increased year-on-year from 12% to 19% again, aided by the increase in palladium price. The SA gold adjusted EBITDA margin decreased from 23% in 2017 to 7% in 2018 following the operational disruptions.

Finance expense

Finance expense increased by 5% to R3,135 million in 2018 from R2,972 million in 2017 and increased by 229% to R2,972 million in 2017 from R903 million in 2016. Included in finance expense in 2018 was R1,573 million interest on borrowings (2017: R2,092 million and 2016: R428 million), R538 million unwinding of the 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) (together the 2022 and 2025 Notes), US$ senior unsecured guaranteed convertible bonds due 2023 (US$ Convertible Bond) and Burnstone Debt (2017: R252 million and 2016: R141 million), R399 million environmental rehabilitation liability accretion expense (2017: R357 million and 2016: R291 million), R105 million occupational healthcare liability accretion expense (2017: R46 million), R200 million unwinding of the Deferred Payment (2017: R148 million and 2016: R24 million), R160 million unwinding of the deferred revenue related to the streaming transaction and R159 million sundry interest charges (2017: R76 million and 2016: R19 million).

The decrease in interest on borrowings in 2018 followed the close out of the bridge financing utilised for the Stillwater Operations acquisition in 2017. This, however, was offset by the unwinding of the amortised cost on the 2022 and 2025 Notes and US$ Convertible Bond following the US$395 million buy-back and the non-cash finance charge on the US$500 million streaming arrangement.

Sibanye-Stillwater’s average gross debt outstanding, excluding the Burnstone Debt and including the derivative financial instrument, was approximately R23.8 billion in 2018 compared with approximately R16.2 billion in 2017.

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

Share-based payments

The share-based payments expense increased by 29% to R299 million in 2018 from R232 million in 2017 and decreased by 53% to R232 million in 2017 from R496 million in 2016, or 9% excluding the share-based payment on the BEE transaction. The share-based payments expense includes R282 million relating to equity-settled share options granted under the Sibanye-Stillwater Share Plans (2017: R217 million and 2016: R172 million). The share-based payments expense in 2016 also included R240 million relating to share-based payment on BEE transaction which was recognised as part of the Rustenburg operation acquisition.

Sibanye-Stillwater Annual Financial Report 2018	182

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Gain/loss on financial instruments

The gain on financial instruments of R1,704 million in 2018 compared with a loss on financial instruments of R1,114 million in 2017 and R1,033 million in 2016. The net gain on financial instruments in 2018 was mainly due to a gain on revised cash flows of the Burnstone Debt of R805 million, a fair value gain on the derivative financial instrument of R678 million, revised cash flows of the Rustenburg operation resulting in a decreased purchase price based on 35% of future cash flows (R151 million) and a decreased dividend expectation for the Rustenburg operation BEE partners (R250 million).

The loss on financial instruments of R1,114 million in 2017 compared with R1,033 million in 2016 and R230 million in 2015. The loss on financial instruments in 2017 was mainly impacted by increased profitability at the Rustenburg operation resulting in an increased purchase price based on 35% of future cash flows (loss of R469 million), increased dividend expectations for the 26% BEE partners (loss of R153 million) and a decrease in the Anglo American Platinum receivable which afforded us up to R800 million downside protection (loss of R468 million).

Gain on foreign exchange differences

The gain on foreign exchange differences of R1,169 million in 2018 compared with R292 million in 2017 and R220 million in 2016. The gain on foreign exchange differences in 2018 was mainly due to foreign exchange gains on financial assets R2,216 million as the closing exchange rate at 31 December 2018 of R14.35/US$ was 16% weaker than R12.36/US$ at 31 December 2017. This gain was partly offset by foreign exchange losses on the US dollar borrowings, including the US$600 million revolving credit facility (RCF), US$350 million RCF, US$ Convertible Bond, derivative financial instrument and Burnstone Debt, of R1,194 million.

The gain on foreign exchange differences in 2017 was mainly due to exchange rate gains on the US dollar borrowings, including the US$350 million revolving credit facility (RCF), US$ Convertible Bond, derivative financial instrument and Burnstone Debt, of R685 million (2016: R415 million) partly offset by the exchange rate losses on other financial assets and financial liabilities of R339 million (2016: R196 million).

Share of results of equity-accounted investees after tax

The profit from share of results of associates of R344 million in 2018 (2017: R292 million and 2016: R13 million) was primarily due to share of profits of R211 million relating to Sibanye-Stillwater’s attributable share in Mimosa and R144 million relating to its 44.4% interest in Rand Refinery.

Gain on derecognition of borrowings and derivative financial instrument

On 5 September 2018, Sibanye-Stillwater concluded the tender process to repurchase a portion of the US$ Convertible Bond. An aggregate principal amount of US$66 million for a total repurchase price of approximately US$50 million was repurchased. On 16 September 2018, Sibanye-Stillwater concluded the tender process to repurchase a portion of the 2022 and 2025 Notes. The total repurchase price was approximately US$345 million (with a nominal value of US$349 million). Sibanye-Stillwater funded the repurchases from existing cash resources, including the US$500 million advance proceeds of the streaming transaction with Wheaton Precious Metals International Limited (Wheaton International).

As a result, a gain on early settlement of the borrowings of R230 million was recognised in profit or loss.

Impairments

Impairments were R3,041 million in 2018, R4,411 million in 2017 and R1,381 million in 2016.

Ore body constraints, above inflation electricity price and wage increases at the SA gold operations have impacted the sustainability of certain shafts and resulted in these shafts being marginal to loss making. Ongoing efforts to restore these to profitability have proven to be unsuccessful. These profitability challenges were compounded during the year by operational disruptions in 2018 including the interruption of Eskom power at the Beatrix operations in February and seismic events at Driefontein and Kloof which affected access to mining areas, thereby impacting operational flexibility. Ongoing losses experienced at the Driefontein and Beatrix operations negatively affected group cash flow and as well as the sustainability and economic viability of other operations in South Africa. As a result a decision was taken at 31 December 2018, to impair the Driefontein and Beatrix mining assets by R2,172 million and R167 million, respectively, and the goodwill allocated to the SA gold operations by R436 million. In addition, development of the Burnstone project is deferred to 2020 and as a result a decision was taken at 31 December 2018 to impair the Burnstone development assets by R194 million.

At 30 June 2017, despite joint efforts by all stakeholders, the continued losses and outcome of the Section 189A process at the Cooke Operations and Beatrix West mine, resulted in a decision to impair the mining assets by R2,792 million (Cooke 1, 2 and 3: R2,187 million and Beatrix West: R604 million).

Following the announcement of the transaction and exchange of selected surface gold processing assets and TSFs with DRDGOLD, Sibanye-Stillwater retained full ownership of the Cooke and Ezulwini TSFs, and as such, retains full exposure to the low uranium price environment without the higher gold TSF. As a result, at 31 December 2017, a decision was taken to impair the “remaining” WRTRP exploration and evaluation assets, and allocated goodwill by R1,344 million.

In addition, no expenditure on further exploration for and evaluation of the De Bron-Merriespruit mineral resources was budgeted or planned for 2018. As a result, a decision was taken to impair this exploration and evaluation asset by R227 million (at 31 December 2017).

For additional information on the impairments, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 8: Impairments.

Sibanye-Stillwater Annual Financial Report 2018	183

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Occupational healthcare expense

As a result of the progress made by the Occupational Lung Disease Working Group since 31 March 2017 on a variety of issues, at 31 December 2017, management was in a position to reliably estimate, within an acceptable range, the Group’s potential share of a possible settlement of the class action claims and related costs. As a result, the Group has provided R1,107 million before tax, for this obligation which impacted negatively on earnings for 2017. On 3 May 2018, the Working Group agreed to a class action settlement with the claimants. The estimated costs were reviewed at 31 December 2018 and as a result, a change in estimate of R15 million was recognised in profit or loss. For additional information on the occupational healthcare expense, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26: Occupational healthcare obligation.

Restructuring costs

Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flow and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of the assets.

Restructuring costs, including voluntary separation packages of R143 million, were incurred in 2018 (2017: R730 million and 2016: R188 million). In 2017, after the initial restructuring at the SA PGM operations was concluded (during June 2017) and following the decision to commence restructuring at the SA gold operations pursuant to ongoing losses experienced at the Cooke operations and Beatrix West it became necessary to enter into Section 189A consultations with relevant stakeholders regarding restructuring at the SA gold operations.

Transaction costs

The transaction costs were R403 million in 2018 compared with R552 million in 2017 and R157 million in 2016. The transaction costs in 2018 mainly related to the DRDGOLD acquisition, which was implemented on 31 July 2018, the proposed Lonmin acquisition, which is expected to close before 30 June 2019, and the dissenting shareholder liability legal costs. The transaction costs in 2017 mainly related to the Stillwater acquisition, of R529 million.

Gain on acquisition

A gain on acquisition of R2,179 million arose on the acquisition of the Rustenburg operation in 2016 and is attributable to the fact that Anglo American Platinum has repositioned its portfolio by among others exiting certain assets. The Rustenburg operation Transaction represented an attractively priced entry for Sibanye-Stillwater into the PGM sector.

Royalties

Royalties decreased by 47% to R213 million in 2018 from R399 million in 2017 and decreased by 30% to R399 million in 2017 from R567 million in 2016. The decrease in 2018 and 2017 was mainly due to the respective decrease in gold revenue and profitability.

The rate of royalty tax payable as a percentage of revenue is set out in the table below.

%	2018	2017	2016
Driefontein	-	1.0	2.2
Kloof	0.4	2.1	2.2
Beatrix	0.4	0.9	1.9
Cooke	0.5	0.8	0.5
Kroondal	0.2	0.2	0.5
Rustenburg operation	1.4	0.7	1.7
Group	0.4	1.1	1.8

Mining and income tax

Mining and income tax increased by 137% to R1,084 million in 2018 compared with a credit of R2,947 million in 2017 and decreased by 345% from a charge of R1,202 million in 2016. The table below indicates Sibanye-Stillwater’s effective tax expense rate in 2018, 2017 and 2016.

		2018	2017	2016
Mining and income tax	Rm	1,083.8	(2,946.6)	1,202.1
Effective tax rate	%	(75.4)	39.9	28.3

In 2018, the tax credit on the loss before tax at the South African statutory company tax rate of 28.0%, or R402 million, compared with a charge of R1,084 million mainly due to the tax effect of the following:

•	R137 million non-taxable gain on financial instruments; and
•	R250 million non-taxable gain on foreign exchange differences.

The above were offset by the following:

•	R118 million non-deductible finance charges;
•	R123 million non-deductible impairments;

Sibanye-Stillwater Annual Financial Report 2018	184

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

•	R110 million non-deductible transaction costs;
•	R250 million deferred tax benefit on decrease of the SA gold operations’ long-term expected tax rate;
•	R1,545 million deferred tax charge on increase of the US PGM operations’ long-term expected tax rate; and
•	R326 million assessed losses and other deductible temporary differences not recognised.

In 2017, the effective tax rate of 39.9% was higher than the South African statutory company tax rate of 28.0% mainly due to the tax effect of the following:

•	R158 million related to the mining tax formula rate adjustment; and
•	R2,571 million deferred tax credit on decrease of the long-term expected tax rate.

The above were offset by the following:

•	R166 million non-deductible finance charges;
•	R1,055 million non-deductible impairments;
•	R155 million non-deductible transaction costs;
•	R303 million assessed losses and other deductible temporary differences not recognised; and
•	R170 million net non-taxable income and non-deductible expenditure.

In 2016, the effective tax expense rate of 28.3% was marginally higher than the South African statutory company tax rate of 28.0% mainly due to the tax effect of the following:

•	R116 million non-deductible charges related to share-based payments;
•	R52 million non-deductible loss on foreign exchange differences;
•	R66 million non-deductible impairments;
•	R60 million deferred tax charge on increase of the long-term expected tax rate;
•	R430 million assessed losses and other deductible temporary differences not recognised; and
•	R62 million net non-taxable income and non-deductible expenditure.

The above were offset by the following:

•	R161 million reduction related to the mining tax formula rate adjustment; and
•	R610 million non-taxable gain on acquisition.

(Loss)/profit for the year

As a result of the factors discussed above, the loss in 2018 was R2,521 million compared with the loss in 2017 of R4,433 million and profit in 2016 of R3,043 million.

The following table depicts contributions from various segments to the (loss)/profit.

Figures in million - SA rand	2018	2017	2016
SA gold operations	(2,334)	(5,804)	1,187
Driefontein	(3,522)	413	1,745
Kloof	295	957	1,615
Beatrix	(186)	(419)	760
Cooke	(627)	(4,602)	(1,957)
DRDGOLD	(591)	-	-
Corporate and reconciling items	2,296	(2,153)	(976)
SA PGM operations	1,532	(658)	1,856
Kroondal	315	(63)	89
Platinum Mile	33	38	18
Mimosa	211	175	115
Rustenburg operation	3,348	(643)	2,050
Corporate and reconciling items	(2,374)	(165)	(415)
US PGM operations	(1,531)	2,028	-
Stillwater	(1,531)	2,028	-
Corporate and reconciling items	(187)	-	-

Liquidity and capital resources

Cash flow analysis

Net increase in cash and cash equivalents in 2018 was R352 million compared with R1,403 million in 2017 and R408 million in 2016.

Sibanye-Stillwater Annual Financial Report 2018	185

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

The principal factors explaining the changes in net cash flow for the year are set out in the table below.

Figures in million - SA rand	2018	2017	% Change 2018/2017	2016	% Change 2017/2016
Net cash from operating activities	12,197	2,741	345	4,406	(38)
Adjusted for:
Dividends paid	1	560	100	1,612	65
Net interest paid	1,426	1,935	26	329	(488)
Deferred revenue advance received	(6,555)	-	100	-	-
Less:
Additions to property, plant and equipment	(7,081)	(6,099)	(16)	(4,151)	(47)
Adjusted free cash flow[1]	(12)	(863)	(99)	2,196	(139)
Acquisition of subsidiaries, net of cash acquired	283	(25,594)	101	(5,307)	(100)
Payments to dissenting shareholders	(1,376)	-	100	-	-
Proceeds on loss of control of subsidiaries and disposal of investments	257	3,605	100	-	-
Net proceeds from shares issued	-	12,932	100	-	-
Net borrowings (repaid)/repaid	(4,101)	13,874	(130)	5,446	155

1 One of the most important drivers to sustain and increase shareholder value is free cash flow generation as that determines the cash available for dividends and other investing activities. Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.

Cash flows from operating activities

Net cash from operating activities increased by R9,456 million to R12,197 million in 2018 from R2,741 million in 2017 and decreased in 2017 from R4,406 million in 2016. The items contributing to the increase in 2018 and 2017 are indicated in the table below.

Figures in million - SA rand	2018	2017
Increase/(decrease) in cash generated by operations[1]	1,611	(2,738)
Increase in deferred revenue advance received[2]	6,555	-
Decrease in cash-settled share-based payments paid[3]	412	1,085
Increase in change in working capital	(548)	(285)
Decrease/(increase) in interest paid	433	(1,613)
Decrease in royalties and tax paid[4]	357	833
Decrease in dividends paid[5]	560	1,052
Other	77	1
Increase/(decrease) in cash flows from operating activities	9,457	(1,665)

1  The increase in cash generated by operations in 2018 was mainly due to the increase in the average realised US and SA PGM basket prices, and negatively impacted by the operational disruptions experienced by the SA gold operations. The decrease in cash generated by operations in 2017 was mainly due to the decrease in the average realised rand gold price to R536,378/kg in 2017 from R586,319/kg in 2016.

2 On 16 July 2018, Sibanye-Stillwater announced that it had secured a US$500 million upfront cash payment through a streaming agreement with Wheaton International, a wholly-owned subsidiary of Wheaton Precious Metals Corp. In return, Sibanye-Stillwater has committed to deliver a percentage of gold and palladium produced from its US PGM operations. Wheaton International advanced an upfront cash payment of R6,555 million (US$500 million) to Sibanye-Stillwater on closing of the transaction.

3 Approximately 70% of cash-settled instruments vested during 2016 and the remaining vested during 2017, resulting in a decrease in the cash-settled share-based payments paid in 2017.

4 The decrease in royalties and tax paid in 2018 and 2017 was due to the decrease in taxable mining income.

 6 There was no dividend declared and paid in 2018. The dividend declared and paid in 2017 related to the final dividend of 60 cents per share (cps) of R558 million in respect of the six months ended 31 December2016.

Sibanye-Stillwater Annual Financial Report 2018	186

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Adjusted free cash flow

Adjusted free cash flow was similarly impacted by the operational disruptions experienced by the SA gold operations. The Group recorded negative adjusted free cash flow of R12 million in 2018, which was an improvement of R851 million compared with 2017. In 2018, negative adjusted free cash flow of R1,093 million from the SA gold operations was offset by a tenfold increase in adjusted free cash flow from the SA PGM operations to R881 million and adjusted free cash flow from the US PGM operations of R387 million, which was significantly higher than negative adjusted free cash flow of R483 million in 2017.

Cash flows from investing activities

Net cash used in investing activities decreased to R7,744 million in 2018 from R28,144 million in 2017 and increased in 2017 from R9,444 million in 2016. The increase in cash from investing activities in 2017 was mainly due the acquisition of Stillwater in 2017 for R27,386 million, partly offset by the proceeds on disposal of Stillwater’s marketable securities investments of R3,605 million.

Capital expenditure increased by 16% to R7,081 million in 2018 from R6,099 million in 2017 and increased by 47% in 2017 from R4,151 million in 2016. Capital expenditure at the individual mines is shown in the table below.

Figures in million - SA rand	2018	2017	2016
SA gold operations	3,248	3,410	3,824
Driefontein	1,046	1,156	1,052
Kloof	1,202	1,234	1,304
Beatrix	481	546	628
Cooke	-	74	249
DRDGOLD	318	-	-
Corporate	201	402	591
SA PGM operations	1,000	1,035	-
Kroondal	141	191	-
Rustenburg operation	792	831	-
Platinum Mile	67	13	-
US PGM operations	2,833	1,654	-
Stillwater	2,833	1,654	-

Capital expenditure increased from R6,099 million in 2017 to R7,081 million in 2018 mainly due to the inclusion of a full year from the US PGM expenditure compared with eight months in 2017. Capital expenditure at the SA gold operations excluding DRDGOLD declined from R3,410 million in 2017 to R2,930 million mainly due to the cessation of mining at the Cooke operations, reduced expenditure at the Burnstone project which is on care and maintenance and the impact of the strike. Capital expenditure at DRDGOLD included for 2018 was R318 million. Capital expenditure at the SA PGM operations reduced from R1,035 million in 2017 to R1,000 million in 2018, mainly due to the deferral of capital in the first half of 2018, following a period of low rand basket prices. Capital expenditure at the US PGM operations for 2018 was R2,833 million of which R1,574 million was spent on the Blitz project. This compares to capital expenditure in 2017 of R1,654 million of which R888 million was spent on the Blitz project.

Capital expenditure increased from R4,151 million in 2016 to R6,099 million in 2017. Capital expenditure at the SA gold operations declined from R3,824 million in 2016 to R3,410 million, mainly due to lower expenditure at the Burnstone project, and a decision to stop capital expenditure at the Cooke operations based on their profitability. Capital expenditure at the SA PGM operations increased from R327 million in 2016 to R1,035 million in 2017, mainly due to the inclusion of the Aquarius and Rustenburg operation for the full year. Capital expenditure at the US PGM operations for the eight months in 2017 was US$124 million (R1,654 million) of which US$67 million (R892 million) was spent on the Blitz project.

Cash flows from financing activities

Net cash used in financing activities of R4,101 million in 2018 compared with cash from financing activities of R26,807 million in 2017 and R5,446 million used in 2016.

On 6 April 2018, Sibanye-Stillwater refinanced its US dollar RCF. The new facility increased from US$350 million to US$600 million. During September 2018, Sibanye-Stillwater concluded and repurchased a portion of the :

•	US$ Convertible Bond with aggregate principal amount of US$66 million for a total repurchase price of approximately US$50 million; and
•	2022 and 2025 Notes issued by Stillwater for the total repurchase price was approximately US$345 million (with a nominal value of US$349 million).

Sibanye-Stillwater Annual Financial Report 2018	187

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

During 2017, the acquisition of Stillwater was financed by a US$2.65 billion bridge loan (Stillwater Bridge Facility). The Stillwater Bridge Loan was partially repaid through the US$1 billion rights offer. On 27 June 2017, Sibanye-Stillwater completed a two tranche US$1.05 billion international corporate bond offering. The proceeds of the bond offering were applied to the partial repayment of the Stillwater Bridge Facility raised for the acquisition of Stillwater. The balance was repaid through the issuance of a US$ Convertible Bond, which was launched and priced on 19 September 2017. The US$ Convertible Bond includes an option component, which is recognised as a derivative financial instrument.

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash generated in 2018 amounted to R352 million compared with R1,403 million in 2017 and R408 million in 2016.

Total Group cash and cash equivalents amounted to R2,549 million at 31 December 2018 (2017: R2,062 million and 2016: R968 million).

Statement of financial position

Borrowings

Total borrowings (short- and long-term) excluding R1,145 million attributable to Burnstone, which has no recourse to Sibanye-Stillwater’s balance sheet, and including the R409 million derivative financial instrument decreased to R23,769 million at 31 December 2018 from R25,206 million at 31 December 2017 (2016: R7,221 million).

At 31 December 2018, Sibanye-Stillwater had committed unutilised banking facilities of R5,987 million available under the US$600 million RCF and R6.0 billion RCF.

For a description of borrowings, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 24: Borrowings and derivative financial instrument.

Working capital and going concern assessment

For the year ended 31 December 2018, the Group incurred a loss of R2,520.7 million (31 December 2017: R4,433.1 million). As at 31 December 2018 the Group’s current assets exceeded its current liabilities by R562.7 million (31 December 2017: R3,566.7 million) and during the year then ended the Group generated cash from operating activities of R12,197.2 million (31 December 2017: R2,740.7 million). The Group’s cash generated from operating activities during the year ended 31 December 2018 includes the R6,555.4 million (US$500 million) advance proceeds of the streaming transaction (see –Consolidated financial statements–Notes to the consolidated financial statements–Note 27: Deferred revenue).

Gold and PGMs are sold in US dollars, and while the majority of the gold operations costs and a substantial amount of the SA PGM operations costs are denominated in rand, the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate.

On 21 November 2018, AMCU, one of Sibanye-Stillwater’s unions, initiated a strike action at the gold operations. The AMCU union members are still not reporting for work in terms of a protected strike. The gold operations have continued during this period to produce approximately 40% of planned production and have implemented procedures to reduce operating cost during the strike action. It is unclear when employees will return to work and when the operations will return to full production. The gold operations have as a result operated at, and could continue to operate at, an adjusted EBITDA and cash flow loss during this period. While the PGM operations have to date generated sufficient cash flow to mostly mitigate the cash flow impacts of the strike action, the impact of the adjusted EBITDA losses from the gold operations will have a negative impact on future reported adjusted EBITDA and future reported covenant ratios.

With effect from 1 January 2019, in line with our mine to market strategy for the PGM operations, the offtake contract between the Rustenburg operation and Anglo American Platinum changed from a “Sale and Purchase of Concentrate” agreement to a tolling agreement. This means that Anglo American Platinum will no longer purchase concentrate from the Rustenburg operation on delivery of the concentrate, but will rather return the 4E refined metals to the Rustenburg operation approximately four months after delivery of the concentrate. Sibanye-Stillwater will then sell the refined metals in the market. The impact on future cash flows is not material, as Anglo American Platinum in terms of the previous Purchase of Concentrate agreement will continue to pay for the concentrate delivered up to December 2018 during quarter ending 31 March 2019. The change, however, will result in no adjusted EBITDA reported for the 4E metals produced by the Rustenburg operation during the quarter ending 31 March 2019. This will have a negative impact on the future 12 months adjusted EBITDA and future covenant ratios for the Group, until quarter ending 31 March 2020.

Sibanye-Stillwater’s leverage ratio (net debt to adjusted EBITDA) at 31 December 2018 is 2.5. The US$600 million RCF and the R6.0 billion RCF (together RCFs), permit a leverage ratio of at most 3.5:1 through to 31 December 2019, and thereafter 2.5:1, calculated on a quarterly basis. Sibanye-Stillwater’s interest coverage ratio (or adjusted EBITDA to net finance charges) at 31 December 2018 is 4.9:1. The RCFs require an interest coverage ratio of at least 4.0:1 calculated on a quarterly basis. In order to accommodate a potential breach in covenant ratios resulting from the impact of the gold operations strike and the Rustenburg operation contract change occurring in the same period, a temporary covenant amendment allowing for no covenant measurements for the quarter ending 31 March 2019 has been requested from and approved by the lenders. At this time, management believe that the covenant ratio levels agreed will be complied with for the quarter ending 30 June 2019 and onwards. Sibanye-Stillwater will continue to monitor and ensure compliance with the covenants, as well as maintain sufficient committed undrawn debt facilities to ensure satisfactory liquidity for the Group.

The Group currently has committed undrawn debt facilities of R5,987.1 million at 31 December 2018 (2017: R3,652.5 million) following the US$250 million upsizing of the US dollar RCF in 2018. In order to maintain adequate liquidity, the refinancing of the R6.0 billion RCF, maturing on 15 November 2019, will be initiated during the first half of 2019. Utilising debt facilities may have a negative impact on the leverage ratio if drawn

Sibanye-Stillwater Annual Financial Report 2018	188

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

to fund operating losses. Consistent with its long-term strategy, Sibanye-Stillwater intends to deleverage, over time to its targeted leverage ratio of 1:1.

The Group is considering increasing operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. A consultation process in terms of Section 189A was launched on 14 February 2019. The Group may also, if necessary, consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. This gives management the operational and financing flexibility to continue to manage the operations and capital structure to ensure compliance with debt covenants.

The Lonmin plc (Lonmin) transaction may be completed during the quarter ending 30 June 2019. Management believe Lonmin has sufficient liquidity and will not have a negative impact on Sibanye-Stillwater’s debt levels post acquisition. Furthermore, management believe that Lonmin will contribute positively to consolidated adjusted EBITDA which will have a positive impact on Sibanye-Stillwater covenant levels post acquisition.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2018, therefore, have been prepared on a going concern basis.

Off balance sheet arrangements and contractual commitments

At 31 December 2018, Sibanye-Stillwater had no off balance sheet items. For a description of Sibanye-Stillwater’s contractual commitments, see the following notes to the consolidated financial statements:

Contractual commitments	Note to the consolidated financial statements
Environmental rehabilitation obligation	25 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	26 – Occupational healthcare obligation
Commercial commitments	32 – Commitments
Contingent liabilities	33 – Contingent liabilities
Debt
– capital	24 – Borrowings and derivative financial instrument
– interest	24 – Borrowings and derivative financial instrument

These contractual commitments for expenditure will be met from internal cash flow and, to the extent necessary, from the existing facilities.

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

For Sibanye-Stillwater’s significant accounting policies that are subject to significant judgements, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 – Revenue
Royalties, mining and income tax, and deferred tax	9 – Royalties, mining and income tax, and deferred tax
Property, plant and equipment	12 – Property, plant and equipment
Business combinations	13 – Acquisitions
Goodwill	14 – Goodwill
Equity-accounted investments	15 – Equity accounted investments
Other receivables and other payables	18 – Other receivables and other payables
Borrowings	24 – Borrowings and derivative financial instrument
Environmental rehabilitation obligation	25 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	26 – Occupational healthcare obligation
Deferred revenue	27 – Deferred revenue
Contingent liabilities	33 – Contingent liabilities

IFRS 16 Leases is effective for annual periods beginning on or after 1 January 2019 and replaces the previous lease standard IAS 17 Leases and related interpretations. Upon the adoption of IFRS 16, the Group expects to recognise additional right of use assets and lease liabilities. The Group expects an increase in amortisation and depreciation and finance expense, a decrease in cost of sales before amortisation and depreciation, and an increase in cash flow from operating activities as these lease payments will be recognised as financing outflows in the statement of cash flows. The quantitative impact of adopting IFRS 16 will be provided in the condensed consolidated interim financial statements for the six months ended 30 June 2019.

Sibanye-Stillwater Annual Financial Report 2018	189

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2018, and consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies, and other explanatory notes, in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 71 of 2008 (the Companies Act) and the JSE Listings Requirements.

In addition, the directors are responsible for preparing the directors’ report.

The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS standards that they consider to be applicable have been complied with for the financial year ended 31 December 2018. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the annual financial report, and are responsible for both its accuracy and its consistency with the consolidated annual financial statements.

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

The Group’s external auditors, KPMG Inc. (KPMG) audited the consolidated annual financial statements. For their report, see Accountability– Report of independent registered public accounting firm.

The consolidated annual financial statements were approved by the Board of Directors and are signed on its behalf by:

Neal Froneman

Chief Executive Officer

Charl Keyter

Chief Financial Officer

29 March 2019

COMPANY SECRETARY’S CONFIRMATION

In terms of section 88(2)(e) of the Companies Act, as amended, I certify that the Company has lodged with the Companies and Intellectual Property Commission all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

Lerato Matlosa

Company Secretary

29 March 2019

Sibanye-Stillwater Annual Financial Report 2018	190

REPORT OF THE AUDIT COMMITTEE

Introduction

The Audit Committee has formal terms of reference which are updated on an annual basis. The Board is satisfied that the Audit Committee has complied with these terms, and with its legal and regulatory responsibilities as set out in the Companies Act, King IV and the JSE Listings Requirements.

The Audit Committee consisted of six independent non-executive directors for the period from 1 January 2018 to 31 December 2018. For membership, see –Accountability–Directors’ report–Directorate–Composition of the Board and sub-committees.

The Board believes that the members collectively possess the knowledge and experience to supervise Sibanye-Stillwater’s financial management, internal and external auditors, the quality of Sibanye-Stillwater’s financial controls, the preparation and evaluation of Sibanye-Stillwater’s audited consolidated financial statements and Sibanye-Stillwater’s periodic financial reporting.

The Board has established and maintains internal controls and procedures, which are reviewed on a regular basis. These are designed to manage the risk of business failures and to provide reasonable assurance against such failures. However, this is not a guarantee that such risks are eliminated.

Responsibility

It is the duty of the Audit Committee, inter alia, to monitor and review:

•	the effectiveness of the internal audit function, see –Internal Audit (below);
•	auditor suitability and recommendation for appointment, see –Auditor suitability review (below);
•	auditor independence and fees, see –Auditor independence and fees (below);
•	reports of both internal and external auditors;
•	evaluation of the expertise and experience of the chief financial officer (CFO);
•	financial reporting systems and ensure that reporting procedures are functioning properly;
•	the governance of information technology (IT) and the effectiveness of the Group’s information systems;
•	interim results and report, quarterly operating reports, company and consolidated annual financial statements and all other widely distributed financial documents;
•	the Form 20‑F filing with the SEC;
•	accounting policies of the Group and proposed revisions;
•	compliance with applicable legislation, requirements of appropriate regulatory authorities and Sibanye-Stillwater’s Code of Ethics;
•	the integrity of the integrated annual report and associated reports (by ensuring that its content is reliable and recommending it to the Board for approval); and
•	policies and procedures for preventing and detecting fraud.

Access and meetings

Internal and external auditors have unrestricted access to the Audit Committee, the Audit Committee chairman and the chairman of the Board, ensuring that auditors are able to maintain their independence. Both the internal and external auditors report at Audit Committee meetings. The Audit Committee meets with both internal and external auditors separately on a quarterly basis without other invitees being present. Management attend Audit Committee meetings by invitation.

Annual financial statements

The Committee has reviewed and is satisfied that the consolidated annual financial statements, including accounting policies are appropriate and comply with IFRS, the JSE Limited Listings Requirements and the requirements of the Companies Act.

The significant audit matters considered by the Committee during the financial year were:

•	the impairment assessment of property, plant and equipment, goodwill arising from business combinations, and the equity-accounted investment in Mimosa;
•	the DRDGOLD acquisition and related purchase price accounting;
•	changes in the US tax legislation;
•	the accounting treatment and rationale of the streaming transaction with Wheaton International;
•	the reduction in group financing costs through, inter alia, the repurchase of certain high yield notes and convertible bonds; and
•	liquidity and solvency risk to ensure that the Group has the ability to access, service and repay all liabilities in the short-, medium- and long-term.

Sibanye-Stillwater Annual Financial Report 2018	191

REPORT OF THE AUDIT COMMITTEE continued

These matters were addressed by management and by the Audit Committee on a review basis as follows:

• • •
The impairment assessment of property, plant and equipment, and goodwill arising from business combinations, and equity-accounted investment in Mimosa

For the year ended 31 December 2018, management performed an impairment assessment over the property, plant and equipment, goodwill and equity-accounted investment in Mimosa as follows:

• assessed the recoverable amount of the assets, based on discounted net forecast cash flows of the expected ore reserves;

• calculated the fair value for each cash-generating unit (CGU) using a discounted cash flow model; and

• performed a sensitivity analysis over the fair value calculations, by varying the assumptions used (long-term commodity prices and weighted average cost of capital (discount rate)) to assess the impact on the valuations.

Management impaired the Driefontein and Beatrix mining assets, and goodwill allocated by R2,775.0 million.

The DRDGOLD acquisition and related purchase price accounting

For the year ended 31 December 2018, management prepared the purchase price allocation of the DRDGOLD acquisition as follows:

• engaged an external valuation expert to determine the fair value of the assets acquired and liabilities assumed; and

• the external valuation expert calculated the fair value of the property, plant and equipment based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate.

Management recognised goodwill of R34.9 million, attributable to DRDGOLD’s proven surface retreatment capabilities.

Changes in the US tax legislation

During the year ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership). Management analysed the impact of the New Jersey law changes as follows:

• engaged a US tax specialist; and

• the US tax specialist determined the impact on deferred tax.

Management recognised a deferred tax charge of R1,544.7 million (US$107.7 million).

The accounting treatment and rationale of the streaming transaction with Wheaton International

In order to reduce the Group’s leverage ratio to below current and future covenant levels, and to facilitate a reduction in group financing costs, management entered into a streaming agreement with Wheaton International, whereby the Group secured a US$500 million upfront cash payment and in return committed to deliver a percentage of gold and palladium produced from its US PGM operations.

For the year ended 31 December 2018, management accounted for the streaming transaction as a contract liability (deferred revenue) of R6,555.4 million as follows:

• estimated the financing rate over life of arrangement as 5.4% (based on the rate that would be reflected in a similar separate financing transaction at contract inception); and

• determined the life of stream as 77 years (based on the life of mine of Stillwater, including 50% of inferred resources).

The reduction in group financing costs through the repurchase of certain high yield notes and convertible bonds

Management performed the relevant calculations and assessments to determine the repurchase amount of both the high yield corporate notes and the guaranteed unsecured convertible bonds, and the resultant reduction in Group finance costs. This resulted the Group launching a tender process to repurchase up to US$350 million of the outstanding high yield notes (the 6.125% notes due 27 June 2022 and 7.125% notes due 27 June 2025) and US$50 million of the US$450 million 1.875% guaranteed unsecured convertible bonds due in 2023. Cash resources used to fund the repurchase include the US$500 million upfront cash payment received on the streaming transaction.

Management recognised a gain on early settlement of the borrowings of R230 million.

The liquidity risk and ability to access, service and repay debt

In order to accommodate a potential breach in covenant ratios resulting from the impact of the gold operations strike and the Rustenburg operation contract change from a “Sale and Purchase of Concentrate” agreement to a tolling agreement with effect from 1 January 2019, management secured a temporary covenant amendment from the lenders allowing for no covenant measurements for the quarter ending 31 March 2019. Management believe that the covenant ratio levels agreed will be complied with in the quarter ending 30 June 2019 and onwards.

Auditor suitability review

In terms of section 90(1) of the Companies Act, each year at its annual general meeting (AGM), the Company must appoint an external audit firm and designated individual partner that comply with the requirements of section 90(2) of the Companies Act and with the JSE Listings Requirements.

Following the ongoing and more recent VBS Bank developments and in the interests of good corporate governance, the Board advised shareholders that the Company was to embark on a process of selecting a new independent external audit firm for the Group, with respect to the financial year ending 31 December 2019. The Board delegated to the Audit Committee the authority to conduct a formal tender process and make a recommendation on the new audit firm and designated individual audit partner to be appointed as the Company’s external auditors.

Sibanye-Stillwater Annual Financial Report 2018	192

REPORT OF THE AUDIT COMMITTEE continued

Accordingly, in compliance with paragraph 3.84(g)(iii) and 3.86 of the JSE Listings Requirements, the Audit Committee conducted a formal tender process.

The Audit Committee appointed a selection panel to undertake much of the detailed work and invited Deloitte & Touche, Ernst & Young (EY), and PricewaterhouseCoopers (PwC) to tender.

In the process, the tendering firms met separately with the Audit Committee chairman, the Audit Committee, executive and senior finance management, and submitted detailed written proposals before presenting to the selection panel. The selection panel and Audit Committee assessed the firms against the key criteria listed below.

The criteria of the formal tender process performed by the Audit Committee used to reach this decision included:

•	reputation, independence, quality and experience of the firm with respect to knowledge of the Sibanye-Stillwater Group;
•	transformation status and processes;
•	independence and quality of the audit team;
•	capability to provide comprehensive and high-quality audit services;
•	approach to ensuring a smooth transition process;
•	commitment to sharing ideas and insights on best practice developments in accounting and reporting;
•	approach to the tender process.

Following the completion of the tender process the Audit Committee recommended to the Board that EY be appointed as the Group’s external auditors, with Lance Tomlinson as the designated individual audit partner for the financial year ending 31 December 2019.

EY’s appointment as external auditor will be effective immediately after KPMG’s appointment ends, subject to receiving the requisite shareholder approval in the next AGM, expected to be held during May 2019.

In respect of the 2018 financial year, the Audit Committee was satisfied with the quality and effectiveness of KPMG’s audit process and that KPMG and the designated audit partner, Henning Opperman, were accredited as such on the JSE list of auditors and their advisors.

The Audit Committee would like to thank KPMG for their significant contribution as the Group’s external auditor over the years, and look forward to working with EY.

Auditor independence and fees

The Audit Committee is also responsible for determining that the external audit firm and designated individual audit partner have the necessary independence, experience, qualifications and skills, and that audit and other fees are reviewed and approved.

The Audit Committee has reviewed and assessed the independence of the external auditor, and has confirmed in writing that the criteria for independence, as set out in the rules of the Independent Regulatory Board for Auditors and international bodies, have been followed. The Audit Committee is satisfied that KPMG is independent of the Group. The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by our external auditors (KPMG) for 2018, 2017 and 2016 as follows:

Figures in million - SA rand	2018	2017	2016
Audit fees[1]	39.7	40.1	24.8
Audit-related fees[2]	5.2	7.1	4.1
Tax fees[3]	1.0	1.6	0.1
All other fees[4]	0.3	11.4	8.9
Total	46.2	60.2	37.9

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

Internal Audit

The internal control systems of the Group are monitored by Internal Audit, which reports findings and recommendations to the Audit Committee and to senior management. The Audit Committee determines the purpose, authority and responsibility of the Internal Audit function in an Internal

Sibanye-Stillwater Annual Financial Report 2018	193

REPORT OF THE AUDIT COMMITTEE continued

Audit Charter. The Internal Audit function is headed by the Vice President: Internal Audit, who may be appointed or dismissed by the Audit Committee. The Audit Committee is satisfied that the incumbent Vice President: Internal Audit has the requisite skills and experience and that she is supported by a sufficient staff complement with appropriate skills and training.

Sibanye-Stillwater’s Internal Audit operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. Internal Audit activities carried out during the year were identified and planned through a combination of the Sibanye-Stillwater Risk Management framework and the risk-based methodologies adopted by Internal Audit. The Audit Committee approves the annual internal audit assurance plan presented by Internal Audit and monitors progress against the plan.

Internal Audit reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed up. Internal Audit provided the Audit Committee with a written report, which assessed as adequate the internal controls over financial reporting, IT governance and the risk management process during 2018.

The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the IT Senior Manager at each Audit Committee meeting.

JSE Limited Listings Requirements

In accordance with the JSE Limited Listings Requirements, the Audit Committee reports and confirms that it has:

•

evaluated the expertise, experience and performance of the Company and Group CFO during 2018 and is satisfied that he has the appropriate expertise and experience to carry out his duties, and is supported by qualified and competent senior staff;

•

ensured that the Company and Group has established appropriate financial reporting procedures in place and that those procedures are operating correctly and that there has been no breach of any required financial reporting for the 2018 financial year; and

•	has performed the Auditor Suitability Review of both the current appointed external audit firm and designated individual partner as detailed above.

Audit Committee statement

Based on information from, and discussions with, management and external auditors, the Audit Committee is of the opinion that the financial records may be relied upon as the basis for preparation of the audited consolidated annual financial statements.

With respect to the financial year ended 31 December 2018, a material weakness was identified that related to an undocumented specific control for the review of changes in the deferred tax balance associated with the US PGM operations purchase price allocation (PPA) consolidation pack that could have resulted in a misstatement of deferred taxes in the consolidated financial statements. Management relied on an informal management review process, that identified an adjustment to deferred taxes, and not on a formally documented control to identify the impact of changes to local, state and federal taxes and the impact on deferred taxes in the US PGM operations PPA consolidation pack. The control design deficiency did not result in any misstatements to the deferred tax amount in these consolidated financial statements, as the changes to local, state and federal taxes, and the related impact on deferred taxes were identified by management and adjusted in the consolidated financial statements as at 31 December 2018. Management strives to continuously improve the diligence in the identification and documentation of key controls. The controls relating to the identification of the impact of changes to local, state and federal taxes and the impact on deferred taxes in the US PGM operations PPA consolidation pack were tested in the first quarter of 2019 and management has concluded, through this testing, that this control is operating effectively.

The Audit Committee has considered and discussed the consolidated annual financial statements and associated reports with both management and the external auditors.

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

The Audit Committee considers that the consolidated annual financial statements comply in all material respects with the statutory requirements of the various laws and regulations governing disclosure and reporting of the consolidated annual financial statements and that the consolidated annual financial statements comply in all material respects with IFRS, as issued by the IASB, the SAICA Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and the JSE Listings Requirements. The Audit Committee has recommended to the Board that the consolidated financial statements be adopted and approved by the Board.

Keith Rayner CA(SA)

Chairman: Audit Committee

29 March 2019

Sibanye-Stillwater Annual Financial Report 2018	194

DIRECTORS' REPORT

The directors have pleasure in submitting this report and the consolidated annual financial statements of Sibanye-Stillwater for the year ended 31 December 2018.

Group profile and location of our operations

Sibanye-Stillwater, an independent, global, precious metals mining company, produces a mix of metals that includes PGMs and gold. Domiciled and with its head office in South Africa, Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects that are located as follows:

•

US PGM operations: The East Boulder and the Stillwater (including Blitz) mines are located in Montana, in the United States. The Columbus Metallurgical Complex, which smelts the material mined to produce PGM-rich filter cake, also conducts PGM recycling activities.

•

SA PGM operations: The Kroondal, Rustenburg and Platinum Mile operations are located on the western limb of the Bushveld Complex in South Africa, while Mimosa is on the southern portion of the Great Dyke in Zimbabwe. Platinum Mile is a retreatment facility.

•

SA gold operations: In South Africa, Driefontein, Kloof and Cooke surface operations are located on the West Rand of the Witwatersrand Basin, while Beatrix is in the southern Free State goldfields of the Basin. Sibanye-Stillwater also has an interest in surface tailings retreatment facilities located from the East Rand to the West Rand through our 38.05% stake in DRDGOLD.

Financial affairs

Results for the year

The Group loss was R2,521 million in 2018 compared with R4,433 million in 2017. The major source of earnings for 2018 was the US PGM operations, which accounted for approximately 50% of Group adjusted EBITDA in 2018. The contribution from the SA PGM operations has also increased substantially, due the improved rand PGM basket price and solid, sustained operational performance. In 2018, the SA PGM operations contributed 34% of Group adjusted EBITDA, up from 18% in 2017. Despite a flat average rand gold price received year-on-year, the impact of the safety incidents and other unanticipated operational disruptions as well as the strike, caused production from the core SA gold operations to decrease by 7,034kg (226,157oz), resulting in adjusted EBITDA from the SA gold operations declining by 74% to R1,362 million. The SA gold operations contributed only 16% of Group adjusted EBITDA in 2018, compared with 58% in 2017. For a review of Sibanye-Stillwater’s financial performance for 2018, see –Overview–Management’s discussion and analysis of the financial statements–2018 financial performance compared with 2017 and 2016.

Dividends

Sibanye-Stillwater‘s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

For the year under review, the Group did not declare or pay a dividend.

Borrowing powers

In terms of Clause 4 of the Company’s MOI, the borrowing powers of the Sibanye Gold Limited (the Company) are unlimited. As at 31 December 2018, the borrowings of the Company and the Group, excluding the Burnstone Debt and including the derivative financial instrument, was R11,372 million (2017: R11,709 million and 2016: R7,219 million) and R23,769 million (2017: R25,206 million and 2016: R7,221 million), respectively, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 24: Borrowings and derivative financial instrument.

Sibanye-Stillwater is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.

Events after reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2018, other than those disclosed in the consolidated financial statements, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 35: Events after reporting date.

Working capital and going concern assessment

The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future.

In order to accommodate a potential breach in covenant ratios resulting from the impact of the gold operations strike and the Rustenburg operation contract change occurring in the same period, a temporary covenant amendment allowing for no covenant measurements for the quarter ending 31 March 2019 has been requested from and approved by the lenders.

Sibanye-Stillwater Annual Financial Report 2018	195

DIRECTORS' REPORT continued

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2018, therefore, have been prepared on a going concern basis, see  –Consolidated financial statements–Notes to the consolidated financial statements–Note 31.2: Risk management activities–Liquidity risk–Working capital and going concern assessment.

Significant announcements

Sibanye-Stillwater refinances and upsizes its US dollar RCF – 6 April 2018

On 6 April 2018, Sibanye-Stillwater announced that it has refinanced its US dollar RCF on improved terms. The new facility has been increased from US$350 million to US$600 million thereby providing enhanced liquidity for the enlarged Group. The new US$600 million RCF replaces the US$350 million RCF that was due to mature on 23 August 2018. For additional information on the key terms of the facility agreement with a syndicate of international banks, led by Bank of America Merrill Lynch International Limited and HSBC Bank Plc, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 24.1: US$600 million RCF.

Cash fraction applicable to the capitalisation issue – 12 April 2018

On 12 April 2018, the Board resolved to issue and allot fully paid ordinary shares of no par value (ordinary shares) as a capitalised issue to Sibanye-Stillwater shareholders and ADR holders pro rate on the current holding as a ratio of 4 (four) ordinary shares for every 100 ordinary shares held on the record date, being 13 April 2018. If the application of this ratio gave rise to a fraction of an ordinary share, such fraction would be rounded down to the nearest whole number, resulting in whole ordinary shares being allocated with an equivalent cash payment in compensating for the fraction. At 31 December 2017, the EPS and weighted average number of shares calculations were adjusted retrospectively as required by IAS 33 Earnings per Share to reflect the bonus element of the capitalisation issues.

Sibanye-Stillwater concludes streaming agreement with Wheaton International – 25 July 2018

On 16 July 2018, Sibanye-Stillwater announced that it had secured a US$500 million upfront cash payment (the Advance Amount) through a streaming agreement with Wheaton International, a wholly-owned subsidiary of Wheaton Precious Metals Corp. In return, Sibanye-Stillwater has committed to deliver a percentage of gold and palladium produced from its US PGM operations (comprising its East Boulder and Stillwater mining operations).

Wheaton International advanced an upfront cash payment of US$500 million to Sibanye-Stillwater on closing of the transaction.

In addition to the Advance Amount, Wheaton International will pay Sibanye-Stillwater 18% of the spot palladium and gold prices for each ounce delivered under the streaming agreement until the Advance Amount has been reduced to nil through metal deliveries. Thereafter, Sibanye-Stillwater will receive 22% of spot US dollar palladium and gold prices for each ounce of palladium and gold delivered. Sibanye-Stillwater has committed to deliver to Wheaton International the equivalent of:

•	100% of gold production from the US PGM operations over the life of the US PGM operations;
•	Annual palladium production from the US PGM operations equivalent to:

– 4.5% of production, until (i) a cumulative amount of 375koz having been delivered, and (ii) the portion of the Advance Amount which is attributable to palladium deliveries having been reduced to nil through such deliveries;

– thereafter, the equivalent of 2.25% of production, until (i) a further 175koz having been delivered (or cumulatively 550koz having been delivered), and (ii) the Advance Amount having been reduced to nil through metal deliveries; and

– thereafter and continuing for the life of the operations, 1.0% of palladium production.

On 25 July 2018, Sibanye-Stillwater announced that all outstanding conditions required to complete the gold and palladium stream arrangement with Wheaton International had been fulfilled. The upfront cash deposit received from Wheaton International on the gold and palladium streaming transaction has been accounted for as a contract liability (deferred revenue), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 27: Deferred revenue.

Sibanye-Stillwater implements transaction with DRDGOLD – 1 August 2018

On 22 November 2017, Sibanye-Stillwater announced that it has entered into various agreements with DRDGOLD to exchange the Far West Gold Recoveries for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction). In addition, pursuant to the DRDGOLD Transaction, Sibanye-Stillwater has an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price.

On 19 July 2018, all the conditions precedent to the DRDGOLD Transaction have been fulfilled and the DRDGOLD Transaction was implemented on 31 July 2018. For additional information on the DRDGOLD Transaction, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 13.1: DRDGOLD acquisition.

Sibanye-Stillwater Annual Financial Report 2018	196

DIRECTORS' REPORT continued

Sibanye-Stillwater concludes tender process to retire certain of its US$ million Convertible Bond – 5 September 2018 and Sibanye-Stillwater announces the early tender results of the buy back of a portion of its outstanding High Yield Bond Notes – 18 September 2018

On 4 September 2018, Sibanye-Stillwater announced the launch of a tender process to reduce debt from existing cash resources, including the US$500 million advance proceeds of its recently concluded streaming transaction with Wheaton International.

On 11 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the US$ Convertible Bond. An aggregate principal amount of US$66 million for a total purchase price of approximately US$50 million was repurchased.

On 19 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) issued by Stillwater. The total purchase price was approximately US$345 million (with a nominal value of US$349 million). For additional information see –Consolidated financial statements–Notes to the consolidated financial statements–Note 24.4: 2022 and 2025 Notes.

Sibanye-Stillwater’s indirect holding in Aldebaran following completion of the Altar transaction – 5 November 2018

On 29 June 2018, Sibanye-Stillwater announced that it has entered into an Arrangement Agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), creating a strategic partnership in order to unlock value at its Altar copper-gold project (the Altar Project) in San Juan Province, Argentina.

The consideration to Sibanye-Stillwater, for Aldebaran’s option to acquire up to an 80% interest in the Altar Project, comprises:

•	an upfront cash payment of US$15 million to Sibanye-Stillwater upon closing of the Arrangement;
•	19.9% of the shares of Aldebaran; and
•

a commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years, as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in).

On 5 November 2018, Sibanye-Stillwater advised that subsequent to the closure of the Altar transaction on 25 October 2018, the common shares of Aldebaran were listed and commenced trading on the TSX Venture Exchange (TSXV) on 2 November 2018 under the ticker symbol "ALDE". Sibanye-Stillwater holds 19.9% or 15,449,555 shares in Aldebaran through its subsidiary (Sibanye Canada). For additional information on the Altar Project transaction, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 15.3: Peregrine.

Sibanye-Stillwater signs three-year gold wage agreement with three unions – 14 November 2018

On 14 November 2018, Sibanye-Stillwater announced that it has concluded a three-year wage agreement with the National Union of Mineworkers, Solidarity and UASA in respect of wages and conditions of service for the period 1 July 2018 to 30 June 2021. The agreement allows for increases to the basic wage of Category 4-8 surface and underground employees of R700 per month in the first and second years, and R825 per month in the third year. Miners, artisans and officials will receive increases of 5.5% in year one and the greater of 5.5% or CPI in years two and three of the agreement.

Directorate

Name	Position	Date appointed
Sello Moloko	Chairman and independent non-executive director	1 January 2013
Neal Froneman[1]	Chief Executive Officer	1 January 2013
Charl Keyter	Chief Financial Officer	1 January 2013
Tim Cumming	Independent non-executive director	21 February 2013
Savannah Danson	Independent non-executive director	23 May 2017
Barry Davison[2]	Independent non-executive director	21 February 2013
Harry Kenyon-Slaney[3]	Independent non-executive director	16 January 2019
Rick Menell	Independent non-executive director	1 January 2013
Nkosemntu Nika[1]	Independent non-executive director	21 February 2013
Keith Rayner	Independent non-executive director	1 January 2013
Sue van der Merwe[1]	Independent non-executive director	21 February 2013
Jerry Vilakazi	Independent non-executive director	1 January 2013

1 Directors retiring in terms of the Company’s Memorandum of Incorporation (MOI). All the directors are eligible and offer themselves for re-election.

2 On 15 March 2019, Sibanye-Stillwater announced the resignation and retirement of Barry Davison as an independent non-executive director at the upcoming AGM scheduled for 28 May 2019.

3 Harry Kenyon-Slaney was appointed as an independent non-executive director with effect from 16 January 2019. Harry has over 34 years of experience in the mining industry, principally with Rio Tinto PLC. He is a geologist by training and his experience spans operations, marketing, projects and business development. Harry is currently non-executive chairman of Gem Diamonds Limited, a non-executive Director of Petropavlovsk plc and a senior advisor to McKinsey & Co. where he uses his wide experience to support operational, health and safety and business transformation programmes. Harry is eligible and available for election.

Directors’ and officers disclosure of interest in contracts

As of the date of this report, none of the directors, officers or major shareholders of Sibanye-Stillwater or, to the knowledge of Sibanye-Stillwater’s management, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which

Sibanye-Stillwater Annual Financial Report 2018	197

DIRECTORS' REPORT continued

has affected or will materially affect Sibanye-Stillwater or its investment interests or subsidiaries. None of the directors or officers of Sibanye-Stillwater or any associate of such director or officer is currently or has been at any time during the past fiscal year materially indebted to Sibanye-Stillwater.

For related party information, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 34: Related-party transactions.

Subsidiary companies

For details of major subsidiary companies in which the Company has a direct or indirect interest, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 1.3: Consolidation.

Special resolutions passed by subsidiary companies

The following special resolutions were passed by subsidiary companies during the year ended 31 December 2018:

1.Special resolution passed by a subsidiary company

Special resolution passed by the majority shareholder of Newshelf 1114 Proprietary Limited, approving that the directors of the company may at any time and from time to time during the two years from the passing hereof authorise the company, in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the directors may determine.

2.Special resolutions passed by various subsidiary companies

Special resolutions passed by the sole shareholder of the subsidiary companies listed below, approving that the directors of the company may at any time and from time to time during the two years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the directors may determine.

•	Ezulwini Mining Company Proprietary Limited;
•	Golden Oils Proprietary Limited;
•	Kroondal Operations Proprietary Limited;
•	K2013164354 Proprietary Limited;
•	M Janse van Rensburg Proprietary Limited;
•	Milen Mining Proprietary Limited;
•	Puma Gold Proprietary Limited;
•	Rand Uranium Proprietary Limited;
•	Sibanye Gold Academy Proprietary Limited;
•	Sibanye Gold Eastern Operations Proprietary Limited;
•	Sibanye Gold Protection Services Limited;
•	Sibanye Gold Shared Services Proprietary Limited;
•	Sibanye Resources Proprietary Limited;
•	Sibanye Rustenburg Platinum Mines Resources Proprietary Limited;
•	Sibanye Solar PV Proprietary Limited;
•	Sibanye Uranium Proprietary Limited;
•	St Helena Hospital Proprietary Limited;
•	Witwatersrand Consolidated Gold Resources Proprietary Limited; and
•	Witwatersrand Deep Investments Proprietary Limited.

Litigation

Occupational healthcare obligation

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

Sibanye-Stillwater Annual Financial Report 2018	198

DIRECTORS' REPORT continued

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

Sibanye-Stillwater and the other respondents believed that the judgment addressed a number of highly complex and important issues, including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The respondents applied for leave to appeal against the judgement because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision. On 21 September 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgment of the South Gauteng High Court delivered in May 2016, however the appeal case has since been postponed indefinitely as Sibanye-Stillwater, the other respondents and the claimants representatives have, after protracted negotiations, concluded a settlement agreement on 3 May 2018. In terms of the May 2016 certification judgement, any settlement agreement reached between the parties shall only be of any force and effect if approved by the High Court. The first step in the approval application was brought ex parte by the parties and approved by the High Court on 13 December 2018. There shall be a return date during the quarter ending 30 June 2019 where interested and affected parties shall be given an opportunity to show cause why the interim order granted on 13 December 2019 should not be made a final order of court. This two-stage approach seeks to protect the proposed class members by ensuring that they have sufficient time to familiarise themselves with the terms of the settlement agreement and to raise objections in an appropriate forum.

For additional information of occupational healthcare obligation recognised, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26: Occupational healthcare obligation.

Purported Class Action Lawsuits

Two purported class action lawsuits have been filed against Sibanye Gold Limited (Sibanye-Stillwater), Neal Froneman and Charl Keyter (collectively the Defendants) in the US District Court for the Eastern District of New York, alleging violations of the US securities laws. The first lawsuit, Case No. 18-cv-03721, was filed on 27 June 2018 by Kevin Brandel, individually and on behalf of all other persons who purchased Sibanye-Stillwater securities between 7 April 2017 and 26 June 2018, inclusive (the Class Period). The second lawsuit, Case No. 18-cv-03902, was filed on 6 July 2018 by Lester Heuschen, Jr., also individually and on behalf of members of the Class Period (collectively, the Class Actions). The Class Actions allege that certain statements by Sibanye-Stillwater in its annual reports filed with the US Securities and Exchange Commission were false and/or misleading. Specifically, the Class Actions allege that Sibanye-Stillwater made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Actions seek an unspecific amount of damages.

The two lawsuits were consolidated into a single action, and lead plaintiff and lead counsel were appointed by the court, on 17 December 2018. Lead plaintiffs must file a consolidated amended complaint by 1 April 2019, and the Defendants must file an answer or otherwise request a pre-motion conference (which is procedurally required by the Court’s rules before a motion to dismiss may be filed by 16 May 2019). As the cases are still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Actions nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the cases vigorously.

Company secretary

Cain Farrel retired as company secretary with effect from 31 May 2018. Lerato Matlosa was appointed as company secretary on 1 June 2018. Lerato holds a Bachelor of Law (LLB) degree from the National University of Lesotho and is an advocate of the High Court of Lesotho. She is a qualified Chartered Secretary with the South African Institute of Corporate Secretaries and she also completed a certificate in Prospecting and Mining Law with the University of Witwatersrand Mandela Institute. Lerato’s memberships include the Chartered Secretaries of South Africa, the Institute of Directors South Africa and a member of the Canadian Society of Corporate Secretaries. She was previously the Company Secretary of Atlatsa Resources Corporation, a Toronto Stock Exchange and JSE listed company.

Auditors

During 2018, Sibanye-Stillwater embarked on a process of selecting a new independent external audit firm for the Group, with respect to the financial year ending 31 December 2019. Following a recommendation from the Audit Committee, after a formal tender process to appoint a new firm of external auditors, Ernst & Young Inc. (EY) have been appointed as the Group’s external auditors, with Lance Tomlinson as the designated audit partner for the financial year ending 31 December 2019.

KPMG’s appointment as external auditors will end on conclusion of its responsibilities relating to the 31 December 2018 financial year audit, which is expected to be concluded during the first half of 2019. EY’s appointment as external auditor will be effective immediately after KPMG’s appointment ends, subject to receiving the requisite shareholder approval in the next annual general meeting, expected to be held on 28 May 2019.

Sibanye-Stillwater Annual Financial Report 2018	199

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Sibanye Gold Limited, trading as Sibanye-Stillwater

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sibanye Gold Limited and subsidiaries (the Company) as of 31 December 2018, 2017 and 2016, the related consolidated income statements, and statements of other comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 8 April 2019, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Inc.

We have served as the Company’s auditor since 2010.

85 Empire Road

Parktown

Johannesburg

South Africa

8 April 2019

Sibanye-Stillwater Annual Financial Report 2018	200

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued

To the Shareholders and Board of Directors

Sibanye Gold Limited, trading as Sibanye-Stillwater

Opinion on Internal Control Over Financial Reporting

We have audited Sibanye Gold Limited and subsidiaries’ (the Company) internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of 31 December 2018, 2017, and 2016, the related consolidated income statements, and statements of other comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated 8 April 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses resulting from an ineffective risk assessment process in respect of deferred taxes in the US Operations and an ineffective exchange of information and communication between certain functional areas within the Corporate office and with the US tax department, in respect of deferred taxes and certain period end closing entries, have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Inc.

85 Empire Road

Parktown

Johannesburg

South Africa

8 April 2019

Sibanye-Stillwater Annual Financial Report 2018	201

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

0

Figures in million - SA rand	Notes	2018	2017	2016
Revenue	3	50,656.4	45,911.6	31,240.7
Cost of sales	4	(48,129.0)	(42,182.4)	(24,751.0)
Interest income	15.1, 17, 18.1	482.1	415.5	331.4
Finance expense	5	(3,134.7)	(2,971.8)	(903.1)
Share-based payments	6	(299.4)	(231.9)	(496.2)
Gain/(loss) on financial instruments	6.4, 17, 18, 24.5, 24.7	1,704.1	(1,114.4)	(1,032.8)
Gain on foreign exchange differences		1,169.1	292.4	219.6
Share of results of equity-accounted investees after tax	15	344.2	291.6	13.3
Other income		310.2	300.0	131.9
Other costs	7	(1,015.4)	(932.7)	(490.6)
Gain on disposal of property, plant and equipment		60.2	40.7	95.4
Impairments	8	(3,041.4)	(4,411.0)	(1,381.1)
Gain on derecognition of borrowings and derivative financial instrument	24.4, 24.5	230.0	-	-
Occupational healthcare expense	26	(15.4)	(1,106.9)	-
Restructuring costs		(142.8)	(729.8)	(187.7)
Transaction costs		(402.5)	(552.1)	(157.0)
Gain on acquisition		-	-	2,178.6
(Loss)/profit before royalties and tax		(1,224.3)	(6,981.2)	4,811.4
Royalties	9.1	(212.6)	(398.5)	(566.6)
(Loss)/profit before tax		(1,436.9)	(7,379.7)	4,244.8
Mining and income tax	9.2	(1,083.8)	2,946.6	(1,202.1)
(Loss)/profit for the year		(2,520.7)	(4,433.1)	3,042.7
Attributable to:
Owners of Sibanye-Stillwater		(2,499.6)	(4,437.4)	3,473.3
Non-controlling interests		(21.1)	4.3	(430.6)
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share - cents	10.1	(110)	(229)	225
Diluted earnings per share - cents	10.2	(110)	(229)	225

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER

Figures in million - SA rand	2018	2017	2016
(Loss)/profit for the year	(2,520.7)	(4,433.1)	3,042.7
Other comprehensive income, net of tax
Items that may be reclassified to profit or loss	1,764.1	(627.2)	(131.4)
Foreign currency translation	1,719.1	(632.4)	(131.4)
Mark-to-market valuation[1]	45.0	5.2	-

Total comprehensive income	(756.6)	(5,060.3)	2,911.3
Attributable to:
Owners of Sibanye-Stillwater	(733.1)	(5,064.6)	3,341.9
Non-controlling interests	(23.5)	4.3	(430.6)

1 These gains and losses will never be reclassified to profit or loss.

The accompanying notes form an integral part of these consolidated financial statement

Sibanye-Stillwater Annual Financial Report 2018	202

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 DECEMBER

Figures in million - SA rand	Notes	2018	2017	2016
Assets
Non-current assets		69,727.7	64,067.3	34,018.1
Property, plant and equipment	12	54,558.2	51,444.6	27,240.7
Goodwill	14	6,889.6	6,396.0	936.0
Equity-accounted investments	15	3,733.9	2,244.1	2,157.4
Other investments		156.0	-	-
Environmental rehabilitation obligation funds	17	3,998.7	3,492.4	3,100.5
Other receivables	18.1	314.4	284.0	355.3
Deferred tax assets	9.3	76.9	206.2	228.2

Current assets		15,195.3	12,004.5	7,703.2
Inventories	19	5,294.8	3,526.5	676.8
Trade and other receivables	20	6,833.0	6,197.6	5,747.9
Other receivables	18.1	35.2	35.2	310.6
Tax receivable	9.4	483.2	182.8	-
Cash and cash equivalents	21	2,549.1	2,062.4	967.9

Total assets		84,923.0	76,071.8	41,721.3

Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater		23,788.4	23,978.4	16,451.4
Stated share capital	22	34,667.0	34,667.0	21,734.6
Other reserves		4,617.2	2,569.0	2,978.8
Accumulated loss		(15,495.8)	(13,257.6)	(8,262.0)

Non-controlling interests	23	936.0	19.8	17.7
Total equity		24,724.4	23,998.2	16,469.1

Non-current liabilities		45,566.0	43,635.8	18,995.6
Borrowings	24	18,316.5	23,992.0	8,221.5
Derivative financial instrument	24	408.9	1,093.5	-
Environmental rehabilitation obligation and other provisions	25	6,294.2	4,678.7	3,982.2
Post-retirement healthcare obligation		5.6	11.3	16.3
Occupational healthcare obligation	26	1,164.2	1,152.5	-
Share-based payment obligations	6.4	168.9	422.2	246.5
Other payables	18.2	2,529.2	3,760.4	1,613.7
Deferred revenue	27	6,525.3	-	-
Deferred tax liabilities	9.3	10,153.2	8,525.2	4,915.4

Current Liabilities		14,632.6	8,437.8	6,256.6
Borrowings	24	6,188.2	1,657.5	752.3
Occupational healthcare obligation	26	109.9	0.8	-
Share-based payment obligations	6.4	56.8	12.3	235.2
Trade and other payables	28	7,856.3	6,690.4	5,180.5
Other payables	18.2	303.3	41.9	-
Deferred revenue	27	30.1	-	-
Tax and royalties payable	9.4	88.0	34.9	88.6

Total equity and liabilities		84,923.0	76,071.8	41,721.3

The accompanying notes form an integral part of these consolidated financial statements.

Sibanye-Stillwater Annual Financial Report 2018	203

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER

							Equity
			Share-		Foreign		attributable
		Stated	based	Mark-to-	currency		to owners	Non-
		share	payment	market	translation	Accumulated	of Sibanye-	controlling	Total
Figures in million - SA rand	Notes	capital	reserve	reserve	reserve	loss	Stillwater	interests	equity
Balance at 31 December 2015		21,734.6	2,938.2	-	-	(9,797.8)	14,875.0	109.8	14,984.8
Total comprehensive income for the year		-	-	-	(131.4)	3,473.3	3,341.9	(430.6)	2,911.3
Profit for the year		-	-	-	-	3,473.3	3,473.3	(430.6)	3,042.7
Other comprehensive income		-	-	-	(131.4)	-	(131.4)	-	(131.4)
Share-based payments	6	-	172.0	-	-	-	172.0	-	172.0
Dividends paid	11	-	-	-	-	(1,610.6)	(1,610.6)	(1.3)	(1,611.9)
Acquisition of subsidiary with non-controlling interests		-	-	-	-	-	-	12.9	12.9
Transaction with non-controlling interests		-	-	-	-	(326.9)	(326.9)	326.9	-
Balance at 31 December 2016		21,734.6	3,110.2	-	(131.4)	(8,262.0)	16,451.4	17.7	16,469.1
Total comprehensive income for the year		-	-	5.2	(632.4)	(4,437.4)	(5,064.6)	4.3	(5,060.3)
Loss for the year		-	-	-	-	(4,437.4)	(4,437.4)	4.3	(4,433.1)
Other comprehensive income		-	-	5.2	(632.4)	-	(627.2)	-	(627.2)
Share-based payments	6	-	217.4	-	-	-	217.4	-	217.4
Dividends paid	11	-	-	-	-	(558.2)	(558.2)	(2.2)	(560.4)
Rights issue	22	12,932.4	-	-	-	-	12,932.4	-	12,932.4
Balance at 31 December 2017		34,667.0	3,327.6	5.2	(763.8)	(13,257.6)	23,978.4	19.8	23,998.2
Total comprehensive income for the year		-	-	47.4	1,719.1	(2,499.6)	(733.1)	(23.5)	(756.6)
Loss for the year		-	-	-	-	(2,499.6)	(2,499.6)	(21.1)	(2,520.7)
Other comprehensive income		-	-	47.4	1,719.1	-	1,766.5	(2.4)	1,764.1
Share-based payments	6	-	281.7	-	-	-	281.7	-	281.7
Dividends paid	11	-	-	-	-	-	-	(0.6)	(0.6)
Acquisition of subsidiary with non-controlling interests	13.1	-	-	-	-	-	-	940.3	940.3
Transaction with DRDGOLD shareholders	13.1	-	-	-	-	261.4	261.4	-	261.4
Balance at 31 December 2018		34,667.0	3,609.3	52.6	955.3	(15,495.8)	23,788.4	936.0	24,724.4

The accompanying notes form an integral part of these consolidated financial statements.

Sibanye-Stillwater Annual Financial Report 2018	204

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER

Figures in million - SA rand	Notes	2018	2017	2016
Cash flows from operating activities
Cash generated by operations	29	8,709.0	7,097.9	9,836.3
Deferred revenue advance received	27	6,555.4	-	-
Post-retirement health care payments		(6.6)	(6.4)	(1.2)
Cash-settled share-based payments paid	6.4	(21.7)	(433.6)	(1,518.6)
Change in working capital	30	(1,070.0)	(522.3)	(237.6)
		14,166.1	6,135.6	8,078.9
Interest received		194.7	118.7	112.2
Interest paid		(1,620.8)	(2,053.9)	(441.1)
Royalties and tax paid	9.4	(542.2)	(899.3)	(1,732.6)
Dividends paid	11	(0.6)	(560.4)	(1,611.9)
Net cash from operating activities		12,197.2	2,740.7	4,405.5

Cash flow from investing activities
Additions to property, plant and equipment	12	(7,080.7)	(6,098.8)	(4,151.1)
Proceeds on disposal of property, plant and equipment		81.9	71.3	99.4
Acquisition of subsidiaries	13	-	(27,386.4)	(5,801.5)
Cash acquired on acquisition of subsidiaries	13	282.8	1,792.2	494.2
Proceeds on loss of control of subsidiaries		256.1	-	-
Payment of Deferred Payment (related to the Rustenburg operation acquisition)	18.2	(38.6)	-	-
Payments to dissenting shareholders	18.2	(1,375.8)	-	-
Dividends received		125.2	-	-
Preference shares redeemed by equity-accounted investee	15.1	102.8	-	-
Loan advanced to equity-accounted investee		(3.1)	(13.5)	(10.1)
Contributions to environmental rehabilitation obligation funds	17	(63.0)	(114.5)	(74.7)
Proceeds on disposal of marketable securities investments		1.2	3,605.3	-
Payment of environmental rehabilitation obligation	25	(32.3)	-	-
Net cash used in investing activities		(7,743.5)	(28,144.4)	(9,443.8)

Cash flow from financing activities
Loans raised	24	17,130.2	69,593.8	17,280.5
Loans repaid	24	(21,231.5)	(55,719.5)	(11,834.7)
Proceeds from shares issued		-	13,438.5	-
Transaction costs paid on rights issue shares issued		-	(506.1)	-
Net cash (used in)/from financing activities		(4,101.3)	26,806.7	5,445.8

Net increase in cash and cash equivalents		352.4	1,403.0	407.5
Effect of exchange rate fluctuations on cash held		134.3	(308.5)	(157.0)
Cash and cash equivalents at beginning of the year		2,062.4	967.9	717.4
Cash and cash equivalents at end of the year	21	2,549.1	2,062.4	967.9

The accompanying notes form an integral part of these consolidated financial statements.

Sibanye-Stillwater Annual Financial Report 2018	205

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER

1.     Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note which it relates to. These policies have been consistently applied to all the periods presented except for the adoption of IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9). These two standards had no significant impact on the Group’s measurement and recognition principles (refer to note 1.2).

1.1     Reporting entity

Sibanye Gold Limited, trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group), an independent, global, precious metals mining company, produces a mix of metals that includes gold and platinum group metals (PGM). Domiciled in South Africa, Sibanye-Stillwater currently owns and operates a portfolio of high-quality operations and projects, which are grouped into two regions: the Southern Africa (SA) region and the United States (US) region.

The SA region houses the gold and PGM operations and projects located in South Africa and Zimbabwe. The underground and surface gold mining operations in South Africa are the Driefontein and Kloof operations in the West Witwatersrand (West Wits) region of Gauteng, and the Beatrix operation in the southern Free State. Sibanye-Stillwater also owns and manages significant gold extraction and processing facilities where ore is treated and beneficiated to produce gold doré. In addition, several organic projects currently underway are aimed at sustaining these gold mining operations into the long term. The PGM assets in the SA region are Kroondal (50%), the Rustenburg operation and the tailings retreatment entity, Platinum Mile (91.7%) in North West Province, and Mimosa (50%) in Zimbabwe.

The US region houses the PGM operations and projects located in the US and Canada. These include the East Boulder and Stillwater mining operations and the Blitz project in Montana, in the US, and an exploration-stage project, Marathon, a PGM-copper porphyry in Ontario, Canada. The assets in this region also include the Metallurgical complex in Columbus, Montana. This complex houses the smelter, base metal refinery and an analytical laboratory which produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts.

1.2     Basis of preparation

The consolidated financial statements for the year ended 31 December 2018 have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2018

During the financial year, the following new and revised accounting standards and amendments to standards became effective and had no significant impact on the Group’s financial statements:

Pronouncement	Details of amendments	Effective date[1]
IFRS 2 Share-based payment (Amendment)

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

1 January 2018
IAS 28 Investments in Associates and Joint Ventures (Amendment)

Annual Improvements 2014-2016 Cycle

Clarification that a venture capital organisation, or a mutual fund, unit trust and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture.

1 January 2018

Sibanye-Stillwater Annual Financial Report 2018	206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Pronouncement	Details of amendments	Effective date[1]
IFRIC 22 Foreign Currency Transactions and Advance Consideration	This interpretation addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency.	1 January 2018

1 Effective date refers to annual period beginning on or after said date

During the financial year, the following new accounting standards became effective and had an impact on the financial statements:

Pronouncement	Details of amendments	Effective date[1]
IFRS 9 Financial Instruments (New standard)

IFRS 9 arises from a three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting, and a new impairment model for financial assets.

On 1 January 2018, the Group adopted IFRS 9, which replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. On adoption, the mark-to-market valuation recognised in the consolidated statement of other comprehensive income remains recognised in the consolidated statement of other comprehensive income, but will not be reclassified to profit or loss in future.

The Group designated its equity securities as financial assets at fair value through other comprehensive income (OCI), which will be recorded initially at fair value. Subsequent changes in fair value will be recognised in OCI only and will not be reclassified to profit or loss on derecognition. As a result of this change, there was no impact to the Group’s financial statements.

The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Group’s financial assets given the Group transacts exclusively with a limited number of large international institutions and other organisations with strong credit ratings and the negligible historical level of customer default.

The Group does not apply hedge accounting and the new rules for hedge accounting also have no impact.

The impacts have been applied to the disclosure of the Group’s financial instruments.

1 January 2018
IFRS 15 Revenue from Contracts with Customers (New standard)

IFRS 15 supersedes the previous revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretation. IFRS 15 establishes a single comprehensive five-step model to account for revenue arising from contracts with customers and is based on the core principle that revenue is recognised when control of a good or service transfers to a customer.

On 1 January 2018, the Group adopted IFRS 15, which requires that revenue from contracts with customers be recognised upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the revenue recognition policy as set out in the consolidated financial statements for the year ended 31 December 2017, as the condition is generally satisfied when title transfers to the customer. As such, on adoption, this requirement under IFRS 15 resulted in no impact to the Group’s financial statements as the timing of revenue recognition on sales is unchanged.

1 January 2018

1 Effective date refers to annual period beginning on or after said date

Sibanye-Stillwater Annual Financial Report 2018	207

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on or after 1 January 2019 but have not been early adopted by the Group. The standards, amendments and interpretations that are applicable to the Group are:

Pronouncement	Details of amendments and estimated impact	Effective date[1]
IFRS 3 Business Combinations (Amendment)[2]	Annual Improvements 2015-2017 Cycle Clarification that when an entity obtains control of a business that is a joint operation, it is required to remeasure previously held interests in that business.	1 January 2019
IFRS 9 Financial instruments (Amendment)[2]

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

The Group has developed a full implementation plan to determine the impact on the financial statements and internal controls. In 2017, the Group formed an IFRS 16 project team to begin the process of assessing the impact of the leases standard. The project team developed its project plan, established a steering committee, identified key stakeholders, completed high level education sessions and began the process to gather more information (through the use of interviews and questionnaires) with respect to the population of procurement contracts.

The Group will use the modified retrospective approach of adoption resulting in no restatement of prior year comparatives. The quantitative impact of adopting IFRS 16 will be provided in the condensed consolidated interim financial statements for the six months ending 30 June 2019 as the Group is determining the incremental borrowing rate of the identified contracts.

The Group has elected to apply the available exemptions as permitted by IFRS 16 to recognise a lease expense on a straight line basis for short-term leases (lease term of 12 months or less) and low value assets. The Group has also elected to apply the practical expedient for leases which term ends within 12 months of the date of initial application which will be accounted for in the same way as short-term leases.

Upon the adoption of IFRS 16, the Group expects to recognise additional right of use assets and lease liabilities. The Group expects an increase in amortisation and depreciation and finance expense, a decrease in cost of sales before amortisation and depreciation, and an increase in cash flow from operating activities as these lease payments will be recognised as financing outflows in the statement of cash flows.

1 January 2019

Sibanye-Stillwater Annual Financial Report 2018	208

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Pronouncement	Details of amendments and estimated impact	Effective date [1]
IAS 1 Presentation of Financial Statements (Amendment)[2]	The amendments clarify and align the definition of ‘material’ and provide guidance to help improve consistency in the application of that concept whenever it is used in IFRS.	1 January 2020
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendment)[2]	The amendments clarify and align the definition of ‘material’ and provide guidance to help improve consistency in the application of that concept whenever it is used in IFRS Standards.	1 January 2020
IAS 12 Income Taxes (Amendment)[2]	Annual Improvements 2015-2017 Cycle Clarification that all income tax consequences of dividends should be recognised in profit or loss, regardless how the tax arises.	1 January 2019
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

1 January 2019
IFRIC 23 Uncertainty over Income Tax Treatments[2]	The interpretation specifies how an entity should reflect the effects of uncertainties in accounting for income taxes.	1 January 2019

1 Effective date refers to annual period beginning on or after said date

2 No impact

Significant accounting judgements and estimates

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

For significant accounting policies that are subject to significant judgement, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 – Revenue
Royalties, mining and income tax, and deferred tax	9 – Royalties, mining and income tax, and deferred tax
Property, plant and equipment	12 – Property, plant and equipment
Business combinations	13 – Acquisitions
Goodwill	14 – Goodwill
Equity-accounted investments	15 – Equity accounted investments
Other receivables and other payables	18 – Other receivables and other payables
Borrowings	24 – Borrowings and derivative financial instrument
Environmental rehabilitation obligation	25 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	26 – Occupational healthcare obligation
Deferred revenue	27 – Deferred revenue
Contingent liabilities	33 – Contingent liabilities

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

Sibanye-Stillwater Annual Financial Report 2018	209

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

1.3     Consolidation

1  The non-controlling interests in the statement of changes in equity relates to the attributable share of accumulated profits of DRDGOLD Limited (DRDGOLD), the Newshelf 1114 Proprietary Limited (Newshelf 1114) group, Goldfields Technical Security Management Proprietary Limited (GTSM) and Platinum Mile Resources Proprietary Limited (Platinum Mile) (refer to note 23).

2 Witwatersrand Consolidated Gold Resources Proprietary Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (refer to note 24.7).

3 Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations. These operations report to the Group’s chief operating decision maker (the Executive Committee) as a separate segment, namely Cooke.

4 In terms of the Rustenburg operation Transaction, a 26% stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired through Newshelf 1335 Proprietary Limited (BBBEE SPV). The shareholders of BBBEE SPV are Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%) Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20.0%). The Rustenburg Mine Employees Trust and the Rustenburg Mine Community Development Trust are controlled and consolidated by Sibanye-Stillwater.

5  The Group has no current or contractual obligation to provide financial support to any of its structured entities.

Sibanye-Stillwater Annual Financial Report 2018	210

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

Although the Group owns less than half of DRDGOLD and has less than half of DRDGOLD’s voting power, management has determined that the Group controls the entity. The Group controls DRDGOLD as a result of an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price, which is considered substantive.

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

Foreign operations

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

•

On consolidation, exchange differences arising from the translation of the net investment in foreign operations (i.e. the reporting entity’s interest in the net assets of that operation), and of borrowings are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

•

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

1.5     Comparatives

Where necessary comparative periods may be adjusted to conform to changes in presentation.

Sibanye-Stillwater Annual Financial Report 2018	211

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

Figures in million - SA rand	Group	Total Southern Africa	Total SA gold operations	Drie-fontein	Kloof	Beatrix	Cooke	DRD-GOLD[1]	Corporate and re- conciling items[2]	Total SA PGM operations	Kroondal	Platinum Mile	Mimosa	Rusten-burg operation	Corporate and re- conciling items[2]	Total US PGM operations Stillwater	Group Corporate and re-conciling items
2018
Revenue	50,656.4	34,810.3	19,656.7	5,111.2	8,131.7	4,601.3	841.8	1,047.5	(76.8)	15,153.6	3,584.4	196.7	1,857.5	11,372.5	(1,857.5)	15,872.8	(26.7)
Underground	38,605.7	30,202.3	16,157.2	4,782.4	6,937.9	4,467.8	45.9	-	(76.8)	14,045.1	3,584.4	-	1,857.5	10,460.7	(1,857.5)	8,430.1	(26.7)
Surface	4,608.0	4,608.0	3,499.5	328.8	1,193.8	133.5	795.9	1,047.5	-	1,108.5	-	196.7	-	911.8	-	-	-
Recycling	7,442.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,442.7	-
Cost of sales, before amortisation and depreciation	(41,515.2)	(29,794.3)	(17,698.3)	(5,709.3)	(6,364.8)	(3,910.8)	(693.4)	(1,020.0)	-	(12,096.0)	(2,739.4)	(152.7)	(1,235.7)	(9,203.9)	1,235.7	(11,720.9)	-
Underground	(30,248.7)	(25,724.3)	(14,592.9)	(5,386.7)	(5,352.2)	(3,841.0)	(13.0)	-	-	(11,131.4)	(2,739.4)	-	(1,235.7)	(8,392.0)	1,235.7	(4,524.4)	-
Surface	(4,070.0)	(4,070.0)	(3,105.4)	(322.6)	(1,012.6)	(69.8)	(680.4)	(1,020.0)	-	(964.6)	-	(152.7)	-	(811.9)	-	-	-
Recycling	(7,196.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,196.5)	-
Net other cash costs	(771.8)	(771.8)	(596.0)	(50.2)	(44.8)	(37.2)	(573.4)	8.7	100.9	(175.8)	(52.7)	(1.2)	(6.7)	(121.1)	5.9	-	-
Adjusted EBITDA	8,369.4	4,244.2	1,362.4	(648.3)	1,722.1	653.3	(425.0)	36.2	24.1	2,881.8	792.3	42.8	615.1	2,047.5	(615.9)	4,151.9	(26.7)
Amortisation and depreciation	(6,613.8)	(4,379.4)	(3,305.0)	(1,200.9)	(1,378.8)	(635.3)	(5.7)	(57.9)	(26.4)	(1,074.4)	(370.4)	(3.0)	(191.6)	(697.1)	187.7	(2,234.4)	-
Interest income	482.1	398.9	315.4	94.3	72.0	40.0	41.7	26.1	41.3	83.5	60.3	1.3	0.1	20.2	1.6	83.2	-
Finance expense	(3,134.7)	(1,177.3)	(754.9)	(234.9)	(245.9)	(143.6)	(78.1)	(33.0)	(19.4)	(422.4)	(130.5)	-	(13.0)	(1,890.6)	1,611.7	(1,797.1)	(160.3)
Share-based payments	(299.4)	(263.7)	(263.7)	(0.2)	-	-	-	(3.2)	(260.3)	-	-	-	-	-	-	(35.7)	-
Net other[3]	3,284.0	3,215.2	2,488.9	(362.8)	(110.3)	(57.8)	(106.2)	(419.1)	3,545.1	726.3	137.6	0.7	(9.2)	4,348.0	(3,750.8)	68.8	-
Non-underlying items[4]	(3,311.9)	(3,101.2)	(3,071.5)	(2,157.6)	27.2	(156.6)	(50.6)	(4.6)	(729.3)	(29.7)	0.4	-	-	(30.7)	0.6	(210.7)	-
Royalties	(212.6)	(212.6)	(50.6)	1.4	(29.0)	(18.8)	(4.2)	-	-	(162.0)	(5.5)	-	(57.6)	(156.5)	57.6	-	-
Current taxation	(95.3)	(333.6)	(55.1)	63.9	(75.3)	5.5	0.8	(3.0)	(47.0)	(278.5)	-	-	(103.4)	(277.4)	102.3	238.3	-
Deferred taxation	(988.5)	807.2	999.8	922.9	313.1	127.8	-	(132.0)	(232.0)	(192.6)	(168.9)	(9.2)	(29.9)	(15.5)	30.9	(1,795.7)	-
Loss for the year	(2,520.7)	(802.3)	(2,334.3)	(3,522.2)	295.1	(185.5)	(627.3)	(590.5)	2,296.1	1,532.0	315.3	32.6	210.5	3,347.9	(2,374.3)	(1,531.4)	(187.0)
Attributable to:	-														-
Owners of the parent	(2,499.6)	(781.2)	(2,310.5)	(3,522.2)	295.1	(185.5)	(627.3)	(565.8)	2,295.2	1,529.3	315.3	29.9	210.5	3,347.9	(2,374.3)	(1,531.4)	(187.0)
Non-controlling interest holders	(21.1)	(21.1)	(23.8)	-	-	-	-	(24.7)	0.9	2.7	-	2.7	-	-	-	-	-

Sustaining capital expenditure	(1,271.2)	(1,011.0)	(546.6)	(228.1)	(220.6)	(82.6)	-	(14.5)	(0.8)	(464.4)	(141.4)	(9.5)	(170.9)	(313.5)	170.9	(260.2)	-
Ore reserve development	(3,530.4)	(2,531.5)	(2,053.6)	(817.1)	(839.6)	(396.9)	-	-	-	(477.9)	-	-	-	(477.9)	-	(998.9)	-
Growth projects	(2,279.2)	(705.2)	(647.5)	(0.4)	(141.8)	(1.7)	-	(303.3)	(200.3)	(57.7)	-	(57.1)	-	(0.6)	-	(1,574.0)	-
Total capital expenditure	(7,080.8)	(4,247.7)	(3,247.7)	(1,045.6)	(1,202.0)	(481.2)		(317.8)	(201.1)	(1,000.0)	(141.4)	(66.6)	(170.9)	(792.0)	170.9	(2,833.1)	-

1 DRDGOLD’s performance is for five months ended 31 December 2018 since acquisition (refer to note 13.1).

2 Corporate and reconciling items represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

3 Net other costs consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, and other income. Corporate and reconciling items net other costs includes the share of results equity-accounted investees after tax as detailed in profit or loss.

4 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs, and transaction costs as detailed in profit or loss.

Sibanye-Stillwater Annual Financial Report 2018	212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Figures in million - SA rand	Group	Total Southern Africa	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	Corporate and re- conciling items[1]	Total SA PGM operations	Kroondal	Platinum Mile	Mimosa	Rusten-burg operation	Corporate and re- conciling items[1]	Total US PGM operations Stillwater[2]
2017
Revenue	45,911.6	36,750.0	23,473.6	8,076.9	8,845.1	4,875.8	1,676.5	(0.7)	13,276.4	2,861.5	194.1	1,687.7	10,220.8	(1,687.7)	9,161.6
Underground	37,790.3	33,168.0	21,143.2	7,148.1	7,985.3	4,753.1	1,257.4	(0.7)	12,024.8	2,861.5	-	1,687.7	9,163.3	(1,687.7)	4,622.3
Surface	3,582.0	3,582.0	2,330.4	928.8	859.8	122.7	419.1	-	1,251.6	-	194.1	-	1,057.5	-	-
Recycling	4,539.3	-	-	-	-	-	-	-	-	-	-	-	-	-	4,539.3
Cost of sales, before amortisation and depreciation	(36,482.7)	(29,471.0)	(17,879.2)	(6,203.5)	(5,762.7)	(3,952.5)	(1,960.5)	-	(11,591.8)	(2,395.9)	(129.8)	(1,200.5)	(9,066.1)	1,200.5	(7,011.7)
Underground	(29,345.3)	(26,710.5)	(16,032.2)	(5,488.9)	(5,109.5)	(3,852.1)	(1,581.7)	-	(10,678.3)	(2,395.9)	-	(1,200.5)	(8,282.4)	1,200.5	(2,634.8)
Surface	(2,760.5)	(2,760.5)	(1,847.0)	(714.6)	(653.2)	(100.4)	(378.8)	-	(913.5)	-	(129.8)	-	(783.7)	-	-
Recycling	(4,376.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,376.9)
Net other cash costs	(383.8)	(376.5)	(285.9)	(32.4)	(37.9)	(13.3)	(243.4)	41.1	(90.6)	(34.7)	(12.6)	34.2	(41.8)	(35.7)	(7.3)
Adjusted EBITDA	9,045.1	6,902.5	5,308.5	1,841.0	3,044.5	910.0	(527.4)	40.4	1,594.0	430.9	51.7	521.4	1,112.9	(522.9)	2,142.6
Amortisation and depreciation	(5,699.7)	(4,268.3)	(3,507.5)	(1,126.5)	(1,404.5)	(696.2)	(256.4)	(23.9)	(760.8)	(239.0)	(2.6)	(211.7)	(514.7)	207.2	(1,431.4)
Interest income	415.5	363.7	205.7	77.6	71.1	18.4	12.5	26.1	158.0	57.0	2.1	8.8	96.6	(6.5)	51.8
Finance expense	(2,971.8)	(1,517.7)	(1,182.2)	(220.9)	(246.9)	(128.4)	(76.7)	(509.3)	(335.5)	(90.7)	-	(10.0)	(244.9)	10.1	(1,454.1)
Share-based payments	(231.9)	(227.0)	(227.0)	(2.8)	(1.8)	(1.3)	-	(221.1)	-	-	-	-	-	-	(4.9)
Net other[3]	(779.1)	(756.0)	296.5	24.1	23.4	(34.7)	(76.9)	360.6	(1,052.5)	(181.7)	0.7	(11.0)	(893.1)	32.6	(23.1)
Non-underlying items[4]	(6,759.1)	(6,688.2)	(6,535.8)	(74.9)	(50.4)	(675.3)	(3,664.7)	(2,070.5)	(152.4)	(9.0)	-	-	(134.9)	(8.5)	(70.9)
Royalties	(398.5)	(398.5)	(325.3)	(77.8)	(189.3)	(44.5)	(13.7)	-	(73.2)	(5.6)	-	(60.4)	(67.6)	60.4	-
Current taxation	(504.2)	(405.3)	(385.4)	(14.8)	(350.1)	(12.4)	-	(8.1)	(19.9)	-	(9.3)	(59.3)	(10.0)	58.7	(98.9)
Deferred taxation	3,450.8	533.8	549.2	(12.0)	61.4	245.3	1.5	253.0	(15.4)	(24.8)	(4.3)	(2.8)	12.7	3.8	2,917.0
Loss for the year	(4,433.1)	(6,461.2)	(5,803.5)	412.8	957.4	(419.1)	(4,601.8)	(2,152.8)	(657.7)	(62.9)	38.3	175.0	(643.0)	(165.1)	2,028.1
Attributable to:
Owners of the parent	(4,437.4)	(6,465.5)	(5,804.6)	412.8	957.4	(419.1)	(4,601.8)	(2,153.9)	(660.9)	(62.9)	35.1	175.0	(643.0)	(165.1)	2,028.1
Non-controlling interest holders	4.3	4.3	1.1	-	-	-	-	1.1	3.2	-	3.2	-	-	-	-

Sustaining capital expenditure	(1,325.6)	(1,098.7)	(531.1)	(235.0)	(210.2)	(63.1)	(8.5)	(14.3)	(567.6)	(190.5)	(11.0)	(222.5)	(366.1)	222.5	(226.9)
Ore reserve development	(3,291.6)	(2,753.0)	(2,288.0)	(876.1)	(876.2)	(482.0)	(53.7)	-	(465.0)	-	-	-	(465.0)	-	(538.6)
Growth projects	(1,481.6)	(593.3)	(591.0)	(44.4)	(147.1)	(0.5)	(11.7)	(387.3)	(2.3)	-	(2.3)	-	-	-	(888.3)
Total capital expenditure	(6,098.8)	(4,445.0)	(3,410.1)	(1,155.5)	(1,233.5)	(545.6)	(73.9)	(401.6)	(1,034.9)	(190.5)	(13.3)	(222.5)	(831.1)	222.5	(1,653.8)

1 Corporate and reconciling items represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

2 Stillwater’s performance is for eight months ended 31 December 2017 since acquisition (refer to note 13.2).

3 Net other costs consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, and other income. Corporate and reconciling items net other costs includes the share of results of equity-accounted investees after tax as detailed in profit or loss.

4 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, occupational healthcare expense, restructuring costs, and transaction costs as detailed in profit or loss.

Sibanye-Stillwater Annual Financial Report 2018	213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Figures in million - SA rand	Group Total Southern Africa	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	Corporate and reconciling items[1]	Total SA PGM operations	Kroondal[2]	Platinum Mile[2]	Mimosa[2]	Rusten-burg operation[3]	Corporate and re- conciling items[1]
2016
Revenue	31,240.7	27,501.3	9,401.1	8,890.9	5,883.9	3,362.2	(36.8)	3,739.4	1,973.3	131.1	1,223.2	1,656.0	(1,244.2)
Underground	28,026.5	24,608.4	8,105.3	8,012.6	5,626.9	2,900.4	(36.8)	3,418.1	1,973.3	-	1,223.2	1,465.8	(1,244.2)
Surface	3,214.2	2,892.9	1,295.8	878.3	257.0	461.8	-	321.3	-	131.1	-	190.2	-
Cost of sales, before amortisation and depreciation	(20,709.1)	(17,346.0)	(5,566.6)	(5,041.0)	(3,753.4)	(2,985.0)	-	(3,363.1)	(1,689.8)	(90.8)	(969.0)	(1,582.5)	969.0
Underground	(18,800.6)	(15,655.1)	(4,852.1)	(4,609.4)	(3,567.4)	(2,626.2)	-	(3,145.5)	(1,689.8)	-	(969.0)	(1,455.7)	969.0
Surface	(1,908.5)	(1,690.9)	(714.5)	(431.6)	(186.0)	(358.8)	-	(217.6)	-	(90.8)	-	(126.8)	-
Net other cash costs	(261.2)	(235.2)	(52.0)	(49.2)	(44.6)	(87.1)	(2.3)	(26.0)	(20.6)	(0.7)	192.5	3.2	(200.4)
Adjusted EBITDA	10,270.4	9,920.1	3,782.5	3,800.7	2,085.9	290.1	(39.1)	350.3	262.9	39.6	446.7	76.7	(475.6)
Amortisation and depreciation	(4,041.9)	(3,814.7)	(1,012.9)	(1,190.7)	(818.0)	(770.8)	(22.3)	(227.2)	(162.9)	(1.2)	(223.7)	(58.6)	219.2
Interest income	331.4	289.6	70.8	62.3	34.1	32.5	89.9	41.8	34.6	(9.0)	0.5	8.2	7.5
Finance expense	(903.1)	(806.2)	(143.1)	(156.0)	(77.6)	(75.8)	(353.7)	(96.9)	(70.6)	-	(11.2)	(26.2)	11.1
Share-based payments	(496.2)	(255.9)	(16.5)	(13.7)	(9.1)	-	(216.6)	(240.3)	-	-	-	-	(240.3)
Net other[4]	(897.4)	(794.1)	(174.1)	(138.7)	(125.9)	(27.9)	(327.5)	(103.3)	19.4	0.1	(4.8)	(95.4)	(22.6)
Non-underlying items[5]	548.2	(1,548.5)	(20.8)	15.7	(12.6)	(1,423.9)	(106.9)	2,096.7	(1.3)	-	-	2,105.2	(7.2)
Royalties	(566.6)	(528.0)	(204.8)	(194.3)	(113.2)	(15.7)	-	(38.6)	(10.2)	-	(82.9)	(28.3)	82.8
Current taxation	(1,111.8)	(1,111.3)	(472.3)	(422.0)	(223.0)	(1.1)	7.1	(0.5)	-	-	(22.8)	-	22.3
Deferred taxation	(90.3)	(164.5)	(64.3)	(148.5)	19.4	35.3	(6.4)	74.2	16.9	(11.6)	13.1	68.1	(12.3)
Profit for the year	3,042.7	1,186.5	1,744.5	1,614.8	760.0	(1,957.3)	(975.5)	1,856.2	88.8	17.9	114.9	2,049.7	(415.1)
Attributable to:
Owners of the parent	3,473.3	1,619.4	1,744.5	1,614.8	760.0	(1,523.5)	(976.4)	1,853.9	88.8	15.6	114.9	2,049.7	(415.1)
Non-controlling interest holders	(430.6)	(432.9)	-	-	-	(433.8)	0.9	2.3	-	2.3	-	-	-

Sustaining capital expenditure	(1,010.5)	(683.5)	(218.5)	(261.2)	(84.8)	(48.9)	(70.1)	(327.0)	(175.8)	(1.3)	(159.8)	(148.7)	158.6
Ore reserve development	(2,394.4)	(2,394.4)	(779.0)	(912.9)	(542.9)	(159.6)	-	-	-	-	-	-	-
Growth projects	(746.3)	(746.3)	(54.1)	(130.1)	(0.7)	(40.7)	(520.7)	-	-	-	-	-	-
Total capital expenditure	(4,151.2)	(3,824.2)	(1,051.6)	(1,304.2)	(628.4)	(249.2)	(590.8)	(327.0)	(175.8)	(1.3)	(159.8)	(148.7)	158.6

1 Corporate and reconciling items represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

2 The performance of Kroondal, Platinum Mile, and Mimosa is for the nine months ended 31 December 2016 since acquisition. The Mimosa segment information reflects the financial information provided to the chief operating decision maker. In the consolidated financial statements this operating segment is accounted for using the equity method which differs from the measures used by the chief operating decision maker.

3  Rustenburg operation’s performance is for two months ended 31 December 2016 since acquisition.

4 Net other consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, and other income. Corporate and reconciling net other costs includes the share of results of equity-accounted investees after tax as detailed in profit or loss.

5 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, restructuring costs, transaction costs, and gain on acquisition as detailed in profit or loss.

.

Sibanye-Stillwater Annual Financial Report 2018	214

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

3.      Revenue

Significant accounting judgements and estimates

Revenue from PGM mining activities

The determination of PGM concentrate sales revenue from the time of initial recognition of the sale on a provisional basis through to final pricing requires management to continuously re-estimate the fair value of the price adjustment feature. Management determines this with reference to estimated forward prices using consensus forecasts.

Accounting policy

Revenue from mining activities

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured.

Revenue from gold sales is measured and recognised based on the consideration specified in a contract with a customer. The Group recognises revenue from gold sales when it transfers control of the gold to the customer. These criteria are typically met when the gold is delivered to the refinery. The price of gold is determined by market forces.

Revenue from PGM concentrate and metal sales is recognised when control of the mine product is passed to the buyer pursuant to a sales contract. The sales price is determined on a provisional basis at the date of delivery. Adjustments to the sale price occur based on movements in the metal market price, metal content quantities and penalties, which represent variable transaction price components, up to the date of final pricing. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between two and four months. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the characteristics of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position. In all cases, fair value is determined with reference to estimated forward prices using consensus forecasts.

Revenue from PGM recycling consists of the sales of recycled palladium, platinum and rhodium derived from spent catalytic material. Revenue from PGM recycling revenue also includes revenue from toll processing, which is recognised at the time the contained metals are returned to the supplier at a third party refinery.

Streaming revenue

In 2018, Wheaton Precious Metals International Limited (Wheaton International) and Sibanye-Stillwater entered into a streaming transaction. 100% of refined mined gold and 4.5% of refined mined palladium from the Stillwater operations will be delivered to Wheaton International over the life of mine of the US PGM operations. Each ounce is identified as a separate performance obligation.

In exchange for this, Wheaton International paid Sibanye-Stillwater R6,555.4 million (US$500.0 million) on 25 July 2018. In addition to the advance payment, Wheaton International currently pays Sibanye-Stillwater 18% cash based on the value of gold and palladium deliveries each month (refer to note 27 for additional detail of the monthly cash percentage). The contract will be settled by Sibanye-Stillwater delivering metal credits to Wheaton International representing underlying refined, mined gold and palladium.

The transaction price, being the advance payment and the cash payment to be received, is recognised as revenue each month when the metal credit is allocated to the appropriate Wheaton International account. It is from this date that Wheaton International has effectively accepted the metal, has physical control of the metal and has the risk and reward of the metal (i.e. control has transferred).

Revenue will be recognised over the life of mine of the US PGM operations. To the extent that the life of mine changes or other key inputs are changed (refer to the significant accounting judgements and estimates section above), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the life of mine is changed.

The sources of revenue are:

Figures in million - SA rand	2018	2017	2016
Gold mining activities	19,656.7	23,473.6	27,501.3
PGM mining activities	23,355.4	17,898.7	3,739.4
Recycling activities	7,442.7	4,539.3	-
Stream	201.6	-	-
Total revenue from contracts with customers	50,656.4	45,911.6	31,240.7

The primary geographical markets are:

Figures in million - SA rand	2018	2017	2016
Southern Africa	34,810.3	36,750.0	31,240.7
United States	15,846.1	9,161.6	-
Total revenue from contracts with customers	50,656.4	45,911.6	31,240.7

Sibanye-Stillwater Annual Financial Report 2018	215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Concentration of customers

SA gold	SA PGM	US PGM

Market risk

Foreign currency sensitivity

The SA region’s revenue is sensitive to changes in the exchange rate. Stillwater’s revenue (and expenses) are translated from its functional currency (US dollars) to the Group’s presentation currency (SA rand) and, therefore, the Group’s “presentation currency” earnings are sensitive to changes in the exchange rate. A one percentage point depreciation in the SA rand average exchange rate for the year ended 31 December 2018 of R13.24/US$ would have increased adjusted EBITDA by approximately R41.5 million. A one percentage point appreciation in the SA rand average exchange rate for the year ended 31 December 2018 of R13.24/US$ would have decreased adjusted EBITDA by approximately R41.5 million.

4.      Cost of sales

Accounting policy

The following accounting policies relate to some costs that are included in cost of sales:

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

Contributions to defined contribution funds are expensed as incurred.

Figures in million - SA rand	Notes	2018	2017	2016
Salaries and wages		(15,710.3)	(15,323.0)	(9,276.1)
Consumable stores	19	(9,327.9)	(8,789.4)	(5,243.2)
Utilities		(5,049.2)	(4,930.1)	(3,709.0)
Mine contracts		(3,197.6)	(2,956.9)	(2,105.3)
Recycling		(7,196.5)	(4,376.9)	-
Other		(4,564.0)	(3,398.0)	(2,769.9)
Ore reserve development costs capitalised		3,530.3	3,291.6	2,394.4
Cost of sales, before amortisation and depreciation		(41,515.2)	(36,482.7)	(20,709.1)
Amortisation and depreciation	12	(6,613.8)	(5,699.7)	(4,041.9)
Total cost of sales		(48,129.0)	(42,182.4)	(24,751.0)

The SA region employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R919.1 million (2017: R959.9 million and 2016: R626.0 million).

Sibanye-Stillwater Annual Financial Report 2018	216

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

Figures in million - SA rand	Notes	2018	2017	2016
Interest charge on:
Borrowings - interest paid	24	(1,572.5)	(2,091.9)	(427.5)
Borrowings - accrued interest and unwinding of amortised cost	24	(538.3)	(251.8)	(141.4)
Environmental rehabilitation obligation	25	(398.8)	(357.1)	(291.4)
Occupational healthcare obligation	26	(105.4)	(46.4)	-
Deferred Payment (related to the Rustenburg operation acquisition)	18.2	(200.4)	(148.2)	(24.1)
Dissenting shareholders	18.2	(68.1)	(62.9)	-
Deferred revenue[1]	27	(160.3)	-	-
Other		(90.9)	(13.5)	(18.7)
Total finance expense		(3,134.7)	(2,971.8)	(903.1)

1 For the year ended 31 December 2018, interest expense includes approximately R160.3 million of non-cash interest expense relating to the gold and palladium streaming arrangement with Wheaton International. Although there is no cash financing cost related to this arrangement, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 5.4% was used in determining the finance costs to be recognised as part of the steaming transaction entered into on 16 July 2018.

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

The Group also operates a cash-settled compensation plan in which certain employees of the Group participate. In terms of the Rustenburg operation acquisition, the Group issued cash-settled instruments to black economic empowerment (BEE) shareholders. The grant date fair value of the cash-settled instruments is equal to the value of the equity-settled instrument granted on the same grant date.

The grant date fair value of the cash-settled instruments is recognised as an employee benefit expense or share-based payment on the BEE transaction over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment obligation. At each reporting date the obligation is remeasured to the fair value of the instrument, to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment to gain or loss on financial instrument in profit or loss. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled or a cash-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

Figures in million - SA rand	Notes	2018	2017	2016
Sibanye-Stillwater 2017 Share Plan	6.1	(139.2)	(9.0)	-
Performance shares		(139.2)	(9.0)	-
Sibanye Gold Limited 2013 Share Plan	6.1	(142.5)	(208.4)	(172.1)
Performance shares		(142.5)	(186.3)	(145.5)
Bonus shares		-	(22.1)	(26.6)
Sibanye Gold Limited Phantom Share Scheme	6.2	-	(11.2)	(83.8)
Stillwater cash settled scheme		(14.5)	(3.3)	-
DRDGOLD cash settled scheme		(3.2)	-	-
Share-based payment on BEE transaction	6.3	-	-	(240.3)
Total share-based payments		(299.4)	(231.9)	(496.2)

Sibanye-Stillwater Annual Financial Report 2018	217

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

6.1     Sibanye-Stillwater Share Plans

On 21 November 2012, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye Gold Limited 2013 Share Plan (2013 Share Plan) with effect from the date of the listing of Sibanye Gold Limited. The 2013 Share plan provided for two methods of participation, namely Forfeitable Shares and Conditional Shares. This plan sought to attract, retain, motivate and reward participating employees on a basis which seeks to align the interest of such employees with those of the shareholders. On 23 May 2017, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye-Stillwater 2017 Share Plan (2017 Share Plan) on essentially similar terms to the 2016 share plan. At the annual general meeting (AGM) on 30 May 2018, the directors of Sibanye-Stillwater were authorised to issue and allot all or any of such shares required for the 2017 Share Plan, up to a maximum not exceeding 86,748,850 shares. An individual participant may also not be awarded an aggregate of shares exceeding 8,674,885 shares.

Forfeitable Shares – as part of the short-term incentive

The Remuneration Committee makes an annual award of Forfeitable Shares to eligible participants as a share-based component of the short-term incentive scheme.

The total annual bonus is determined by reference to the actual performance rating of the individual against predetermined targets for the preceding cycle and is comprised of cash plus the face value of restricted Forfeitable Shares in the ratio of 60:40.

In other words, 40% of the annual bonus is awarded using Company shares as the “currency”, as opposed to cash, access to which is deferred. As such, the Forfeitable Shares vest in two equal tranches, nine months and 18 months after the award date. Except for the right to dispose of the shares, participants have full shareholder rights in the unvested Forfeitable Shares during the restricted period, including the right to receive dividends.

The number of shares awarded is determined by dividing the face value of the Forfeitable Shares portion of the annual bonus by the volume-weighted average price (VWAP) of the Company’s shares over the three days immediately prior to the award date.

Conditional Shares – for the long-term incentive

The Remuneration Committee makes an annual award of Conditional Shares to eligible participants as part of its long-term incentive scheme. The number of Conditional Shares awarded to an employee is based on the employee’s annual guaranteed pay and job grade combined with a factor related to the employee’s assessed performance rating for the prior year and using the relevant share price calculation (as for the Forfeitable Shares) at the award date, with ultimate vesting of those awards subject to performance conditions as approved by the Remuneration Committee.

Performance conditions applicable to Conditional Share awards from March 2016 onwards

Due to concerns expressed by shareholders during 2015, a review was conducted to identify appropriate adjustments to the methodology for determining the performance conditions on Conditional Shares to be reflective of the Group’s evolving strategic market position and to enhance alignment with shareholder interests.

With effect from March 2016, in respect of the award of Conditional Shares at that time and at any time thereafter (subject to any future agreed changes), an updated methodology was approved by the Remuneration Committee regarding the performance conditions applicable to the determination of the amount of Conditional Shares that will vest at the end of the vesting period (currently three years from the date of the award).

Essentially the number of shares that vest depends on the extent to which Sibanye-Stillwater has performed over the intervening three year period relative to two performance criteria, Total Shareholder Return (TSR) and Return on Capital Employed (ROCE). These are among the most widely acceptable vesting performance measures suited to aligning the outcome of long-term share incentive awards with shareholders’ interests.

In addition, at the sole discretion of the Remuneration Committee, up 20% of the determined number of vesting shares using the two performance criteria is liable to forfeiture in the event of any extreme environmental, social, and governance (ESG) incidents occurring during the vesting period.

The number of the Conditional Shares awarded that will finally vest three years after the award will range between 0% and 100% dependent on the extent to which the two performance criteria have been met and whether the Remuneration Committee has applied its further discretion to reduce the award on the basis mentioned above.

The details of these two performance conditions are provided below.

Total Shareholder Return (TSR) – 70% Weighting

TSR has been widely recognised as an appropriate indicator of shareholder value creation. It is used extensively internationally and increasingly in South Africa, sometimes as a single metric but most often as one of two or three weighted performance metrics. In some company share plans, an absolute target is set, but more often it is referenced in relation to the company’s share price relative to those of a group of peers or ‘comparator companies’.

In Sibanye-Stillwater’s case, the TSR element is measured against a benchmark of eight peer group mining and resource companies that can be deemed to collectively represent an alternative investment portfolio for Sibanye-Stillwater’s shareholders (Peer Group). The Peer Group comprises similar market capitalisation companies that are reflective of the expected positioning of Sibanye-Stillwater over the medium term as a value driven multi-commodity resources company with a specific focus on gold and platinum.

Sibanye-Stillwater Annual Financial Report 2018	218

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

The Peer Group is set out in the table below.

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

The cumulative position of Sibanye-Stillwater’s TSRANN is then mapped onto the TSR curve for the Peer Group to determine the percentile at which Sibanye-Stillwater performed over the vesting period. The performance curve governing vesting is set out in the table below with linear interpolation applied between the indicated levels.

TSR element of performance conditions
Percentile on peer group TSR curve	% vesting
0%	0%
10%	0%
20%	0%
30%	5%
40%	20%
50%	35%
60%	55%
70%	75%
80%	90%
90%	100%
100%	100%

Return On Capital Employed (ROCE) – 30% Weighting

ROCE is a profitability metric that measures how efficiently a company generates profits from its capital employed. There is an increased focus on measuring the returns earned by businesses on the capital deployed by shareholders over and above the steady low risk returns typically available on financial markets.

For Sibanye-Stillwater, ROCE is evaluated against the company’s cost of equity (Ke). A minimum threshold on the performance scale for ROCE is set as equalling the cost of equity, Ke, which would lead to the ROCE element contributing 0% towards the performance condition. Delivering a return that exceeds Ke by 6% or more would be regarded as a superior return representing the maximum 100% on the performance scale and full vesting in respect of the ROCE element. The performance curve governing vesting is set out in the table below, with linear interpolation between the indicated levels.

ROCE element of performance condition
Annual ROCE	% vesting
≤Ke	0.0%
Ke + 1%	16.7%
Ke + 2%	33.3%
Ke + 3%	50.0%
Ke + 4%	66.7%
Ke + 5%	83.3%
Ke + 6%	100.0%

The overall vesting is determined by applying the TSR performance condition to 70% of awarded shares element and the ROCE performance condition to 30% of awarded shares – plus any further discretionary reduction in the award based on the Remuneration Committee’s judgement regarding ESG issues mentioned above.

Sibanye-Stillwater Annual Financial Report 2018	219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Share awards granted, exercised and forfeited

Refer to the table below for the inputs to the valuation models for share awards granted during the year.

Share awards from March 2016 onwards

The performance criteria used to govern the vesting of Conditional Shares are determined by the Remuneration Committee and communicated in award letters to participants. The revised performance conditions, as described above, applied with the indicated weightings, were implemented for determining the vesting of future awards effective from March 2016 onwards.

As indicated, the performance criteria described above govern vesting of all share awards effective from 1 March 2016. Should any further adjustment be made these will govern future offers but will not be applied retrospectively.

The inputs to the valuation model for shares awards granted during the year were as follows:

Conditional				Forfeitable
shares				shares
2016	2017	2018	MONTE CARLO SIMULATION	2018	2017	2016
55.12%	53.96%	55.71%	Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	50.35%	53.96%	55.15%
3	3	3	Expected term (years)	n/a	n/a	n/a
n/a	n/a	n/a	Expected term (months)	9 - 18	9 - 18	9 - 18
3.75%	4.65%	3.64%	Expected dividend yield	2.14% / 2.30%	4.65%	3.75%
8.51%	7.40%	6.90%	Weighted average three-year risk-free interest rate (based on SA interest rates)	6.87% / 6.77%	7.24%	7.78%
n/a	n/a	n/a	Marketability discount	n/a	1.27% / 0.50%	1.60% / 0.69%
50.81	24.07	6.86	Weighted average fair value	11.43	24.84 / 24.14	54.27 / 53.02

Share awards granted, exercised and forfeited under the 2017 Share Plan

The compensation cost related to share awards not yet recognised under the plan at 31 December 2018 amounts to R213.2 million and is to be spread over three years.

Conditional			Forfeitable
shares			shares
2017	2018	Number of instruments	2018	2017
-	12,953,888	Outstanding at beginning of the year	-	-
		Movement during the year:
2,376,742	41,103,872	Granted during the year	5,977,437	-
10,933,066	-	Supplementary awards related to the SGL 2013 Plan	-	-
(105,449)	(1,457,586)	Exercised and released	(2,348,445)	-
(250,471)	(3,995,018)	Forfeited	(359,782)	-
-	(69,808)	Condition forfeited	-
12,953,888	48,535,348	Outstanding at end of the year	3,269,210	-

Share awards granted, exercised and forfeited under the 2013 Share Plan

The compensation cost related to awards not yet recognised under the plan at 31 December 2018 amounts to R122.1 million and is to be spread over three years.

Conditional shares				Forfeitable shares
2016	2017	2018	Number of instruments	2018	2017	2016
9,398,072	10,610,779	19,379,386	Outstanding at beginning of the year	446,469	250,827	417,266
			Movement during the year:
5,103,184	12,851,131	-	Granted during the year	-	2,421,522	504,739
(3,832,758)	(2,616,050)	(2,523,162)	Exercised and released	(415,579)	(2,126,415)	(667,063)
(57,719)	(1,466,474)	(1,514,145)	Forfeited	(30,890)	(99,465)	(4,115)
-	-	(126,097)	Condition forfeited	-	-	-
10,610,779	19,379,386	15,215,982	Outstanding at end of the year	-	446,469	250,827

Sibanye-Stillwater Annual Financial Report 2018	220

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Directors and prescribed officers’ equity-settled instruments

The directors and prescribed officers of Sibanye-Stillwater held the following equity-settled instruments in the above 2017 Share Plan and 2013 Share Plan at 31 December 2018:

	2017	Instruments granted	Equity-settled instruments exercised during the year			Instruments forfeited	2018
	Number of instruments	Number of instruments[1]	Number of instruments[1]	Average price	Share proceeds (rand)	Number of instruments	Number of instruments
Executive directors
Neal Froneman	3,510,669	5,318,454	1,063,629	10.72	11,404,039	-	7,765,494
Charl Keyter	1,703,868	2,672,205	484,485	10.65	5,159,132	-	3,891,588
Prescribed officers
Chris Bateman	413,920	2,100,629	136,632	8.73	1,193,090	-	2,377,917
Shadwick Bessit[2]	1,763,128	49,288	98,619	8.72	860,293	-	1,713,797
Hartley Dikgale	892,545	1,062,536	220,482	10.52	2,320,335	-	1,734,599
Dawie Mostert	979,139	1,328,165	268,044	10.62	2,847,401	-	2,039,260
Themba Nkosi	640,072	1,052,911	87,826	8.75	768,826	-	1,605,157
Wayne Robinson	1,081,008	1,277,048	275,245	10.72	2,950,577	-	2,082,811
Richard Stewart	1,469,189	1,521,844	562,537	9.83	5,530,242	-	2,428,496
Robert van Niekerk	1,365,383	2,147,603	391,847	10.48	4,107,696	-	3,121,139

1 Instruments granted and exercised may differ from that presented in the Integrated Annual Report 2018 as the instruments granted and exercised presented above.

2 Appointed as prescribed officer 1 December 2018.

6.2     Sibanye Gold Limited 2013 Phantom Share Scheme

On 14 May 2013, Sibanye-Stillwater’s Remuneration Committee limited the issuance of share options for the 2013 allocation under the 2013 Share Plan to senior management only. Middle and certain senior management, who previously participated in the equity-settled share award scheme, participated in a cash-settled share scheme, the Sibanye Gold 2013 Phantom Share Scheme (the SGL Phantom Scheme). Notwithstanding that the SGL Phantom Scheme was not subject to compliance with the JSE Listings Requirements as it was a purely cash-settled remuneration scheme, the SGL Share Plan rules applied, in all material aspects, to the SGL Phantom Scheme, other than the issue of new shares to participants.

Details of the phantom shares granted under this scheme to employees are detailed below:

Conditional shares				Forfeitable shares
2016	2017	2018	Number of instruments	2018	2017	2016
20,198,875	5,301,626	-	Outstanding at beginning of the year	-	-	-
			Movement during the year:
(14,275,138)	(5,178,775)	-	Vested and paid	-	-	-
(622,111)	(122,851)	-	Forfeited	-	-	-
5,301,626	-	-	Outstanding at end of the year	-	-	-

The grant date fair value of the above Conditional Shares and Forfeitable Shares cash-settled instruments granted during the year were valued using the Monte Carlo Simulation model and a future trading model, respectively, as with the equity settled instruments above. As the cash-settled and equity-settled instruments were issued on the same day, the grant date fair value assumptions of the cash-settled instruments were the same as for the equity-settled instruments.

The fair value of the cash-settled instruments at reporting date, used to value the share-based payment obligation was determined using the same assumptions as for the grant date valuation. However, the respective models take into account the actual share data of the peer group for the period from the grant date to the reporting date.

6.3     Share-based payment on BEE transaction

In terms of the Rustenburg operation Transaction, a 26% equity stake in SRPM was acquired by the BBBEE SPV (the BBBEE Transaction) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:

•	Interest at up to 0.2% above Sibanye-Stillwater’s highest cost of debt;
•

Post payment of the annual Deferred Payment to Rustenburg Platinum Mines Limited (RPM) and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to BBBEE SPV;

•	Of the 26% payment to BBBEE SPV, 85% will be used to service the facility owing by BBBEE SPV to Sibanye Platinum;
•	The remaining 15% of any such payment or 100%, once the facility owing by BBBEE SPV to Sibanye Platinum is repaid, will be declared by BBBEE SPV as a dividend to the BBBEE SPV shareholders; and
•	The facility will be capped at R3,500 million.

Sibanye-Stillwater Annual Financial Report 2018	221

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

6.4     Share-based payment obligations

Figures in million - SA rand	Note	2018	2017	2016
Share-based payment on BEE transaction		149.7	399.5	240.3
Share-based payment		76.0	35.0	241.4
Balance at end of the year		225.7	434.5	481.7

Reconciliation of the share-based payment obligations
Balance at beginning of the year		434.5	481.7	599.6
Share-based payments expense		17.7	14.5	83.8
Share-based payment on BEE transaction		-	-	240.3
Fair value (gain)/loss on obligations[1]		(249.9)	171.5	1,076.6
Cash-settled share-based payments paid[2]		(21.7)	(433.6)	(1,518.6)
Share-based payment obligation on acquisition of subsidiary	13.1	45.1	200.4	-
Balance at end of the year		225.7	434.5	481.7

Reconciliation of the non-current and current portion of the share-based payment obligation:
Share-based payment obligations		225.7	434.5	481.7
Current portion of share-based payment obligations		(56.8)	(12.3)	(235.2)
Non-current portion of share-based payment obligations		168.9	422.2	246.5

1  The fair value adjustment at reporting date is included in loss on financial instruments in profit or loss and not as part of share-based payments expense.

2   Payments made during the year relates to vesting of shares to employees.

7.      Other costs

Figures in million - SA rand	Note	2018	2017	2016
Included in other costs are the following:
Care and maintenance		(576.5)	(249.2)	(75.0)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	25	66.6	(248.9)	(97.5)

8.      Impairments

Figures in million - SA rand	Notes	2018	2017	2016
Impairment of property, plant and equipment	12	(2,603.3)	(4,303.4)	(1,171.7)
Impairment of goodwill	14	(436.3)	(99.1)	(201.3)
Impairment of loan to equity-accounted investee		(1.8)	(8.5)	(8.1)
Total impairments		(3,041.4)	(4,411.0)	(1,381.1)

31 December 2018

Impairment of Driefontein, Kloof and Beatrix mining assets and goodwill

Ore body constraints, above inflation electricity price and wage increases at the SA gold operations have impacted the sustainability of certain shafts and resulted in these shafts being marginal to loss making. Ongoing efforts to restore these to profitability have proven to be unsuccessful. These profitability challenges were compounded during the year by operational disruptions in 2018 including the interruption of Eskom power at the Beatrix operations in February and seismic events at Driefontein and Kloof which affected access to mining areas, thereby impacting operational flexibility. Ongoing losses experienced at the Driefontein and Beatrix operations negatively affected group cash flow as well as the sustainability and economic viability of other operations in the SA region. As a result a decision was taken during the six months ended 31 December 2018, to impair the mining assets of and goodwill allocated to Driefontein by R2,171.8 million and R166.9 million, respectively, goodwill allocated to Kloof by R165.5 million, and mining assets of and goodwill allocated to Beatrix by R166.9 million and R103.9 million, respectively. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Impairment of Burnstone mine development assets

Development of the Burnstone project is deferred to 2020 and as a result a decision was taken at 31 December 2018 to impair the mine development assets of Burnstone by R193.6 million. This impairment was based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Sibanye-Stillwater Annual Financial Report 2018	222

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

31 December 2017

Impairment of Cooke Operations and Beatrix West mining assets

Ongoing losses experienced at the Cooke 1, 2 and 3 Operations and Beatrix West mine negatively affected group cash flow as well as the sustainability and economic viability of other operations in the SA region. In this regard, after numerous attempts to address the losses, it became necessary to enter into consultations in terms of Section 189A of the Labour Relations Act, 66 of 1995 (Section 189A) with relevant stakeholders regarding restructuring at the SA gold operations. As a result a decision was taken during the six months ended 30 June 2017, to impair the Cooke 1, 2 and 3 mining assets by R2,187.8 million and the Beatrix West assets by R603.7 million. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Impairment of WRTRP exploration and evaluation assets, and allocated goodwill

On 22 November 2017, Sibanye-Stillwater announced that it has entered into various agreements with DRDGOLD to exchange selected surface gold processing assets and tailings storage facilities (TSF) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction). Following the implementation of the DRDGOLD Transaction, Sibanye-Stillwater will retain full ownership of the Cooke and Ezulwini TSFs (of 2.4Moz probable gold reserves and 54.26Mlb probable uranium reserves), and, as such, retains full exposure to the low uranium price environment without the higher gold price TSF. As a result a decision was taken during the six months ended 31 December 2017, to impair the WRTRP exploration and evaluation assets, and allocated goodwill by R1,245.1 million and R99.1 million, respectively. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold and uranium reserves, and costs to extract the gold and uranium.

Impairment of De Bron-Merriespruit exploration and evaluation assets

No expenditure on further exploration for and evaluation of the De Bron-Merriespruit mineral resources is budgeted or planned for 2018. As a result a decision was taken to impair the De Bron-Merriespruit exploration and evaluation asset by R227.1 million.

31 December 2016

Impairment of Cooke 4

Despite intense monitoring and interventions by a joint management and labour committee since the previous Section 189A consultation was concluded, the Cooke 4 Operation continued to fall short of production targets and losses continued to accumulate. In view of the sustained losses at the Cooke 4 Operation and considering the extensive efforts to improve productivity and reduce the operation’s cost structures, Sibanye-Stillwater gave notice in terms of Section 189A. As a result a decision was taken during the six months ended 30 June 2016 to fully impair the Cooke 4 Operation’s mining assets by R816.7 million. This impairment was based on negative cash flow projections for the remainder of the life of mine.

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

9.      Royalties, mining and income tax, and deferred tax

Significant accounting judgements and estimates

The Group is subject to income tax in South Africa, Zimbabwe and the US. Significant judgement is required in determining the liability for income tax due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The Group reassesses its judgements and estimates if facts and circumstances change. Where the facts and circumstances change or when the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Sibanye-Stillwater Annual Financial Report 2018	223

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

9.1     Royalties

Revenue from mineral resources in South Africa are subject to the Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The royalty in respect of refined and unrefined minerals (which include gold refined to 99.5% and above and PGMs) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times, in respect of refined, and 9 times, in respect of unrefined, gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of mining revenue has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2018 was approximately 0.5% (2017: 1.4% and 2016: 1.9%) of revenue at the SA gold operations and 1.1% (2017: 0.6%) of revenue at the SA PGM operations.

Figures in million - SA rand	2018	2017	2016
Current charge	(255.5)	(398.5)	(566.6)
SA gold revenue	(93.5)	(325.3)	(528.0)
SA PGM revenue	(162.0)	(73.2)	(38.6)
Prior year tax refund	42.9	-	-
Total royalties	(212.6)	(398.5)	(566.6)

Sibanye-Stillwater Annual Financial Report 2018	224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

9.2     Mining and income tax

South African statutory tax rates

Gold mining and non-mining tax

Gold mining tax is determined according to a formula which takes into account the profit and revenue attributable to mining operations. Mining taxable income is determined after the deduction of all mining capital expenditure, with the provision that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating mining tax. In the formula, the percentage rate of tax payable and the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue is expressed as a percentage.

Non-mining income consists primarily of interest income, and is taxed at the South African company tax rate of 28%.

Company tax rate

Companies, other than gold mining companies are subject to the maximum South African company tax rate of 28%.

US statutory tax rates

Stillwater’s US operations were subject to the federal tax rate of 35%. On 22 December 2017, the Tax Cuts and Jobs Act was signed into legislation in the US and the tax rate changed to 21%.

The US PGM operations are subject to tax in the state of New Jersey. During the year ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership).

Mining and income tax

The components of mining and income tax are the following:

Figures in million - SA rand	Note	2018	2017	2016
Current tax		(95.3)	(504.2)	(1,111.8)
Mining tax		(36.8)	(425.2)	(1,031.6)
Non-mining tax		(57.6)	(70.6)	(83.9)
Company and capital gain tax		(0.9)	(8.4)	3.7

Deferred tax	9.3	(988.5)	3,450.8	(90.3)
Deferred tax charge		306.7	879.7	(30.5)
Deferred tax rate adjustment[1]		(1,295.2)	2,571.1	(59.8)

Total mining and income tax		(1,083.8)	2,946.6	(1,202.1)

1 The deferred tax rate adjustment in South Africa and the US was:

Figures in million - SA rand	2018	2017	2016
South Africa	249.5	39.6	(59.8)
United States	(1,544.7)	2,531.5	-
Deferred tax rate adjustment	(1,295.2)	2,571.1	(59.8)

The change in the estimated long term deferred tax rate, as a result of applying the mining tax formula at the SA gold operations, at which the temporary differences will reverse amounted to a deferred tax benefit of R249.5 million for the year ended 31 December 2018 (2017: benefit of R39.6 million and 2016: charge of R59.8 million).

During the six months ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership). This resulted in an increase in the estimated deferred tax rate relating to the US PGM operations and a deferred tax charge of R1,544.7 million (US$107.7 million). On 22 December 2017, the Tax Cuts and Jobs Act was signed into legislation in the US. As a result the Stillwater Group’s deferred tax rate changed from 37.69% to 24.23% and a deferred tax benefit of R2,531.5 million (US$204.8 million) was recognised.

Sibanye-Stillwater Annual Financial Report 2018	225

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 28%:

Figures in million - SA rand	2018	2017	2016
Tax on loss/(profit) before tax at maximum South African statutory company tax rate	402.3	2,066.3	(1,188.5)
South African gold mining tax formula rate adjustment	(53.0)	157.6	160.9
US statutory tax rate adjustment	19.4	57.3	-
Non-deductible amortisation and depreciation	(21.2)	(0.9)	(35.0)
Non-taxable dividend received	15.4	-	-
Non-deductible finance charges	(118.2)	(165.8)	(48.7)
Non-deductible share-based payments	(78.9)	(58.4)	(115.5)
Non-taxable gain/(non-deductible loss) on fair value of financial instruments	136.9	(42.9)	(1.7)
Non-taxable gain/(non-deductible loss) on foreign exchange differences	250.3	45.0	(52.1)
Non-taxable share of results of equity-accounted investees	96.4	81.6	3.7
Non-deductible impairments	(123.2)	(1,054.9)	(65.6)
Non-deductible transaction costs	(110.0)	(154.6)	(44.0)
Non-taxable gain on acquisition	-	-	610.0
Net other non-taxable income and non-deductible expenditure	121.0	(251.7)	64.2
Change in estimated deferred tax rate	(1,295.2)	2,571.1	(59.8)
Deferred tax assets not recognised	(325.8)	(303.1)	(430.0)
Mining and income tax	(1,083.8)	2,946.6	(1,202.1)

9.3     Deferred tax

Figures in million - SA rand	Notes	2018	2017	2016
Included in the statement of financial position as follows:
Deferred tax assets		(76.9)	(206.2)	(228.2)
Deferred tax liabilities		10,153.2	8,525.2	4,915.4
Net deferred tax liabilities		10,076.3	8,319.0	4,687.2

Reconciliation of the deferred tax balance:
Balance at beginning of the year		8,319.0	4,687.2	3,498.2
Deferred tax recognised in profit or loss	9.2	988.5	(3,450.8)	90.3
Deferred tax recognised in other comprehensive income		(22.8)	(27.7)	-
Deferred tax on acquisition of subsidiaries	13	132.2	7,486.3	1,098.7
Foreign currency translation		659.4	(376.0)	-
Balance at end of the year		10,076.3	8,319.0	4,687.2

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:

Figures in million - SA rand	2018	2017	2016
Deferred tax liabilities
Mining assets	11,344.4	9,642.6	6,365.4
Environmental rehabilitation obligation funds	507.7	600.7	729.6
Other	284.7	47.5	128.6
Gross deferred tax liabilities	12,136.8	10,290.8	7,223.6

Deferred tax assets
Environmental rehabilitation obligation	(989.2)	(840.7)	(1,041.0)
Occupational healthcare obligation	(302.7)	(299.7)	-
Other provisions	(464.1)	(434.0)	(546.3)
Tax losses and unredeemed capital expenditure	(304.5)	(397.4)	(890.1)
Share-based payment obligation	-	-	(59.0)
Gross deferred tax assets	(2,060.5)	(1,971.8)	(2,536.4)

Net deferred tax liabilities	10,076.3	8,319.0	4,687.2

Sibanye-Stillwater Annual Financial Report 2018	226

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

At 31 December 2018, the Group had the following estimated amounts not recognised but available for set-off against future income:

Figures in million - SA rand	2018	2017	2016
Tax losses
Wits Gold	63.9	64.6	64.6
Burnstone	-	-	-
Rand Uranium	1,132.7	886.6	-
DRDGOLD	37.3	-	-
Other - SA region	15.9	15.9	19.0
Total gross tax losses	3,480.0	3,558.2	2,644.8
Other deductible temporary differences
Burnstone	13,419.8	11,306.8	10,012.6
Ezulwini	3,208.4	2,923.7	2,909.1
Rand Uranium	4,115.7	4,045.7	1,125.3
DRDGOLD	602.9	-	-
Ridge Mining Services Proprietary Limited	715.5	499.5	643.9
Stillwater Canada Inc	1,916.4	1,550.8	-
Other - SA region	48.9	54.2	55.6
Other - US region	172.0	183.3	55.6
Total gross tax losses and other deductible temporary differences	27,679.6	24,122.2	17,446.9

Deferred tax assets not recognised
Wits Gold	17.9	18.1	18.1
Burnstone	3,757.5	3,165.9	2,803.5
Ezulwini	1,522.8	1,544.1	1,531.7
Rand Uranium	1,469.6	-	-
DRDGOLD	130.0	-	-
Ridge Mining Services Proprietary Limited	200.3	139.9	180.3
Stillwater Canada Inc	395.4	284.4	-
Other - SA region	18.1	19.6	20.9
Other - US region	53.2	70.9	-
Total deferred tax assets not recognised	7,564.8	5,242.9	4,554.5

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

9.4     Net tax and royalties receivable and payable

Figures in million - SA rand	Notes	2018	2017	2016
Included in the statement of financial position as follows:
Tax receivable		(483.2)	(182.8)	-
Tax and royalties payable		88.0	34.9	88.6
Net tax and royalties (receivable)/payable		(395.2)	(147.9)	88.6

Reconciliation of the net tax and royalties (receivable)/payable balance:
Balance at beginning of the year		(147.9)	88.6	129.6
Royalties and current tax	9.1, 9.2	307.9	902.7	1,678.4
Royalties and tax paid		(542.2)	(899.3)	(1,732.6)
Tax payable on acquisition of subsidiaries	13	4.4	(260.4)	13.2
Foreign currency translation		(17.4)	20.5	-
Balance at end of the year		(395.2)	(147.9)	88.6

Sibanye-Stillwater Annual Financial Report 2018	227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

10.    Earnings per share

Accounting policy

Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.

10.1   Basic earnings per share

Basic EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.

	2018	2017	2016
Weighted average number of shares
Ordinary shares in issue (’000)	2,266,261	2,168,721	929,004
Bonus element of the rights issue (’000)	-	-	493,645
Bonus element of the capitalisation issue (’000)	-	86,749	129,272
Adjustment for weighting of ordinary shares in issue (’000)	(2,404)	(321,620)	(7,271)
Weighted average number of shares (’000)	2,263,857	1,933,850	1,544,650
Profit attributable to owners of Sibanye-Stillwater (SA rand million)	(2,499.6)	(4,437.4)	3,473.3
Basic EPS (cents)	(110)	(229)	225

10.2   Diluted earnings per share

Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year.

Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share options granted to employees under the share option schemes (refer to note 6) or as a result of the conversion of the US$ Convertible Bond (refer to note 24.5). At 31 December 2018, both of these were anti-dilutive.

	2018	2017	2016
Diluted weighted average number of shares
Weighted average number of shares (’000)	2,263,857	1,933,850	1,544,650
Potential ordinary shares (’000)	-	-	2,161
Diluted weighted average number of shares (’000)	2,263,857	1,933,850	1,546,811
Diluted basic EPS (cents)	(110)	(229)	225

10.3   Headline earnings per share

Reconciliation of (loss)/profit attributable to owners of Sibanye-Stillwater to headline earnings:

Figures in million - SA rand	Note	Gross	Net of tax
2018
Loss attributable to owners of Sibanye-Stillwater			(2,499.6)
Gain on disposal of property, plant and equipment		(60.2)	(47.9)
Impairments	8	3,041.4	2,530.9
Headline earnings			(16.6)
Headline EPS - cents			(1)
2017
Profit attributable to owners of Sibanye-Stillwater			(4,437.4)
Gain on disposal of property, plant and equipment		(40.7)	(29.3)
Impairments	8	4,411.0	4,242.8
Headline earnings			(223.9)
Headline EPS - cents			(12)
2016
Profit attributable to owners of Sibanye-Stillwater			3,473.3
Gain on disposal of property, plant and equipment		(95.4)	(68.7)
Impairments	8	1,381.1	1,281.7
Gain on acquisition		(2,178.6)	(2,178.6)
Headline earnings			2,507.7
Headline EPS - cents			162

10.4   Diluted headline earnings per share

Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year.

	2018	2017	2016
Diluted headline EPS - cents	(1)	(12)	162

Sibanye-Stillwater Annual Financial Report 2018	228

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

11.    Dividends

Accounting policy

Dividends are recognised as a liability on the date on which such dividends are declared.

Dividends withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid. The Group withholds dividend tax on behalf of its shareholders at a rate of 20% on dividends paid. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid, recognised in equity.

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

Figures in million - SA rand	2018	2017	2016
Dividend declared and paid	-	558.2	1,610.6
Dividend per share - cents	-	60	175

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Management, therefore, considers normalised earnings in determining what value will be distributed to shareholders. Management believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

Reconciliation of (loss)/profit attributable to the owners of Sibanye-Stillwater to normalised earnings:

Figures in million - SA rand	2018	2017	2016
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(2,499.6)	(4,437.4)	3,473.3
Adjusted for:
(Gain)/loss on financial instruments	(1,704.1)	1,114.4	1,032.8
Gain on foreign exchange differences	(1,169.1)	(292.4)	(219.6)
Gain on disposal of property, plant and equipment	(60.2)	(40.7)	(95.4)
Impairments	3,041.4	4,411.0	1,381.1
Gain on derecognition of borrowings and derivative financial instrument	(230.0)	-	-
Occupational healthcare expense	15.4	1,106.9	-
Restructuring costs	142.8	729.8	187.7
Transaction costs	402.5	552.1	157.0
Share-based payment on BEE transaction	-	-	240.3
Gain on acquisition	-	-	(2,178.6)
Other	18.7	52.7	72.4
Tax effect of the items adjusted above	(345.7)	(813.4)	(419.4)
Change in estimated deferred tax rate	1,295.2	(2,571.1)	59.8
Share of results of equity-accounted investees after tax	(344.2)	(291.6)	(13.3)
Normalised earnings	(1,436.9)	(479.7)	3,678.1

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

These factors could include:

•	changes in proved and probable Mineral Reserves;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites;
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

Sibanye-Stillwater Annual Financial Report 2018	229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

•	changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

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

Estimating the quantity and grade of the Mineral Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report, inter alia, on the Mineral Reserves in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code).

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

Sibanye-Stillwater Annual Financial Report 2018	230

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

Development of ore bodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual ore bodies exploited by the Group is limited to the time span of the respective mining leases.

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

Sibanye-Stillwater Annual Financial Report 2018	231

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

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2018
Cost
Balance at beginning of the year		101,720.7	76,529.2	21,807.9	3,383.6
Additions[1]		7,107.5	7,034.6	(0.5)	73.4
Change in estimates of rehabilitation assets	25	618.8	-	618.8	-
Disposals		(171.2)	(168.1)	(3.1)	-
Derecognition of property, plant and equipment[2]		(14,416.4)	(14,287.7)	(128.7)	-
Transfers between classes of property, plant and equipment		-	192.8	134.5	(327.3)
Assets acquired on acquisition of subsidiaries	13.1	1,443.2	1,325.0	50.0	68.2
Assets derecognised on loss of control of subsidiary		(1,322.3)	(12.5)	-	(1,309.8)
Foreign currency translation		5,014.3	2,197.9	2,616.4	200.0
Balance at end of the year		99,994.6	72,811.2	25,095.3	2,088.1
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		50,276.1	44,308.9	4,471.0	1,496.2
Amortisation and depreciation[1]	4	6,640.6	5,900.8	739.8	-
Impairment	8	2,603.3	2,461.5	70.8	71.0
Disposals		(77.2)	(75.9)	(1.3)	-
Derecognition of property, plant and equipment[2]		(14,416.4)	(14,287.7)	(128.7)	-
Assets derecognised on loss of control of subsidiary		(10.9)	10.9	-	-
Foreign currency translation		420.9	279.5	124.8	16.6
Balance at end of the year		45,436.4	38,598.0	5,276.4	1,583.8
Carrying value at end of the year		54,558.2	34,213.2	19,818.9	504.3

1 During the year, amortisation and depreciation on assets used in the development of the Burnstone project was capitalised. As a result, additions includes non-cash additions (or amortisation and depreciation capitalised) of R26.8 million.

2 During the year, short-term ore reserve development, which was capitalised up to 31 December 2016 and fully depreciated by 2018, was derecognised as no future economic benefits are expected from its use.

Sibanye-Stillwater Annual Financial Report 2018	232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2017
Cost
Balance at beginning of the year		67,689.8	59,904.4	5,714.4	2,071.0
Additions[1]		6,140.6	5,979.1	95.3	66.2
Change in estimates of rehabilitation assets	25	(187.8)	-	(187.8)	-
Disposals		(142.3)	(134.1)	(7.9)	(0.3)
Assets acquired on acquisition of subsidiaries	13.2	29,948.6	11,513.6	17,115.2	1,319.8
Foreign currency translation		(1,728.2)	(733.8)	(921.3)	(73.1)
Balance at end of the year		101,720.7	76,529.2	21,807.9	3,383.6
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		40,449.1	38,341.9	2,107.2	-
Amortisation and depreciation	4	5,741.6	5,067.6	674.0	-
Impairment	8	4,303.4	1,504.6	1,300.3	1,498.5
Disposals		(111.7)	(534.2)	422.5	-
Foreign currency translation		(106.3)	(71.0)	(33.0)	(2.3)
Balance at end of the year		50,276.1	44,308.9	4,471.0	1,496.2
Carrying value at end of the year		51,444.6	32,220.3	17,336.9	1,887.4

1 During the year, amortisation and depreciation on assets used in the development of the Burnstone project was capitalised. As a result, additions includes non-cash additions (or amortisation and depreciation capitalised) of R41.8 million.

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2016
Cost
Balance at beginning of the year		57,431.7	51,919.9	3,591.5	1,920.3
Additions		4,151.1	4,065.7	3.7	81.7
Change in estimates of rehabilitation assets	25	472.5	-	472.5	-
Disposals		(67.8)	(65.9)	(1.9)	-
Assets acquired on acquisition of subsidiaries		5,702.3	3,984.7	1,648.6	69.0
Balance at end of the year		67,689.8	59,904.4	5,714.4	2,071.0
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		35,299.3	33,978.1	1,321.2	-
Amortisation and depreciation	4	4,041.9	3,656.7	385.2	-
Impairment	8	1,171.7	770.3	401.4	-
Disposals		(63.8)	(63.2)	(0.6)	-
Balance at end of the year		40,449.1	38,341.9	2,107.2	-
Carrying value at end of the year		27,240.7	21,562.5	3,607.2	2,071.0

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

Sibanye-Stillwater Annual Financial Report 2018	233

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

13.1   DRDGOLD acquisition

On 22 November 2017, Sibanye-Stillwater announced that it had entered into various agreements with DRDGOLD in terms of which, Sibanye-Stillwater will exchange selected surface gold processing assets and TSF (the “Far West Gold Recoveries”, previously known as the WRTRP) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction), or 38.05% of the issued share capital of DRDGOLD. In addition, pursuant to the DRDGOLD Transaction, Sibanye-Stillwater has an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price.

Sibanye-Stillwater received approval for the DRDGOLD Transaction from the South African competition authorities in accordance with the Competition Act and on 19 July 2018 all the conditions precedent to the DRDGOLD Transaction were fulfilled. Sibanye-Stillwater obtained control (38.05%) of DRDGOLD on this date. The effective date of the implementation of the DRDGOLD Transaction was 31 July 2018, when Sibanye-Stillwater was issued the newly issued DRDGOLD shares.

DRDGOLD has a 30 June year end and is consolidated from 31 July 2018 based on its results to 31 December 2018. For the five months ended 31 December 2018, DRDGOLD contributed revenue of R1,047.5 million and a net loss of R39.9 million to the Group’s results, before Sibanye-Stillwater Group adjustments.

The purchase price allocation (PPA) has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, in particular relating to contingent liabilities, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Acquisition related costs

The Group incurred acquisition related costs of R25.0 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million	Notes	2018
Property, plant and equipment[1]	12	1,443.2
Environmental rehabilitation obligation funds	17	244.7
Other non-current assets		28.7
Inventories		243.5
Trade and other receivables		138.4
Cash and cash equivalents		282.8
Environmental rehabilitation obligation and other provisions	25	(672.7)
Deferred tax liabilities	9.3	(132.2)
Other non-current liabilities		(54.9)
Trade and other payables		(337.1)
Other current liabilities		(17.6)
Total fair value of identifiable net assets acquired		1,166.8

1 The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 9.3% and an average gold price of R580,000/kg.

Sibanye-Stillwater Annual Financial Report 2018	234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures in million	Note	SA rand
Transaction with DRDGOLD shareholders (Consideration)[1]		261.4
Fair value of identifiable net assets acquired		(1,166.8)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[2]		940.3
Goodwill	14	34.9

1 The purchase consideration was calculated as 61.95% of the fair value of Far West Gold Recoveries assets and liabilities. The fair value of assets and liabilities, excluding property, plant and equipment, approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.8%, an average gold price of R580,000/kg. Although Sibanye-Stillwater exchanged (i.e. disposed) the Far West Gold Recoveries assets and liabilities, the Group effectively retains control. The transaction with DRDGOLD shareholders, therefore, represents the difference between 61.95% of the fair value and carrying value of Far West Gold Recoveries assets and liabilities.

2 Non-controlling interest was based on the proportionate interest (of 61.95%) in the carrying value of the Far West Gold Recoveries assets and liabilities, and fair value of the DRDGOLD net assets and liabilities acquired.

The goodwill is attributable to DRDGOLD’s proven surface retreatment capabilities.

Refer to note 14 for the allocation of goodwill. None of the goodwill recognised is expected to be deducted for tax purposes.

13.2   Stillwater acquisition

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

At 25 April 2017, the PPA was prepared on a provisional basis in accordance with IFRS 3. During the re-measurement period, the Group received new information relating to exploration and evaluation assets that existed at acquisition date, and adjustments were made to the provisional calculation of the fair values resulting in a decrease of US$9.4 million (R123.7 million) in the fair value of property, plant and equipment, a decrease of US$3.6 million (R46.7 million) to the net deferred tax liabilities, and an increase of US$5.8 million (R77.0 million) in the reported value of goodwill. Accordingly, the PPA was restated as required by IFRS 3.

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

Sibanye-Stillwater Annual Financial Report 2018	235

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million	Notes	US dollar	SA rand
Property, plant and equipment	12	2,293.2	29,948.6
Other non-current assets		6.9	90.8
Inventories		159.7	2,085.4
Current investments		278.9	3,642.2
Cash and cash equivalents		137.2	1,792.2
Other current assets		37.3	487.3
Borrowings		(454.6)	(5,937.6)
Environmental rehabilitation obligation	25	(23.9)	(312.1)
Deferred tax liabilities	9.3	(573.2)	(7,486.3)
Other non-current liabilities		(19.9)	(260.3)
Trade and other payables		(88.1)	(1,150.1)
Other current liabilities		(1.8)	(23.3)
Total fair value of identifiable net assets acquired[1]		1,751.7	22,876.8

1 The fair value of assets and liabilities excluding property, plant and equipment, inventories and borrowings approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 8.6% for the Stillwater and East Boulder mines and Columbus metallurgical complex, and 10.3% for the Blitz project, an average platinum price of US$1,375/oz and an average palladium price of US$880/oz. The fair value of borrowings (Convertible Debentures) was based on the settlement price.

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

Figures in million - SA rand	Notes	2018	2017	2016
Balance at beginning of the year		6,396.0	936.0	736.7
Impairment	8	(436.3)	(99.1)	(201.3)
Goodwill on acquisition of subsidiaries	13.1, 13.2	34.9	5,873.9	400.6
Foreign currency translation		895.0	(314.8)	-
Balance at end of the year		6,889.6	6,396.0	936.0

Sibanye-Stillwater Annual Financial Report 2018	236

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

The goodwill arose on the acquisition of Cooke, Aquarius, Stillwater and DRDGOLD. The goodwill on acquisition of:

•

Cooke was attributable to the synergies at the Group’s other operations, and the underlying assets of Cooke and WRTRP. During the year ended 31 December 2018, the goodwill from the acquisition of Cooke allocated to the Driefontein, Kloof and Beatrix CGUs was impaired by R436.3 million (refer to note 8). There were no other events or changes in circumstances that suggest that the carrying amount of a CGU may not be recoverable.

•

Aquarius was attributable to the synergies between the PGM assets in the Rustenburg area. At year end the goodwill on acquisition of Aquarius is allocated to the Kroondal (R133.5 million) and the Rustenburg operation (R267.1 million) CGUs, where it is tested for impairment.

•	Stillwater was attributable to the premium paid, and the talent and skills of Stillwater’s workforce, and is allocated to the Stillwater CGU, where it is tested for impairment.
•	DRDGOLD is attributable to DRDGOLD’s proven surface retreatment capabilities, and is allocated to the DRDGOLD CGU, where it is tested for impairment.

None of the goodwill recognised is expected to be deducted for tax purposes.

The Group’s estimates and assumptions used in the 31 December 2018 impairment testing include:

	Platinum				Gold
2017	2018				2018	2017
			Long-term gold price	R/kg	585,500	545,000
14,270	15,050	R/4Eoz	Long-term PGM (4E) basket price
1,015	1,010	US$/2Eoz	Long-term PGM (2E) basket price
14.5	14.3%		Nominal discount rate – South Africa[1]	%	12.6	12.1
	8.5%		Nominal discount rate – US
5.3	5.0%		Inflation rate – South Africa	%	5.0	5.3
	1.9%		Inflation rate – US
9 - 34	12 - 28	years	Life of mine	years	5 - 20	12 - 22

1 Nominal discount rate for Burnstone of 17.4%.

The annual life-of-mine plan that takes into account the following:

•	proved and probable ore reserves of the CGUs;
•	resources are valued using appropriate price assumptions;
•	cash flows are based on the life-of-mine plan; and
•	capital expenditure estimates over the life-of-mine plan.

The recoverable amounts of the Kroondal, Platinum Mile, Rustenburg and Stillwater operations CGUs are significantly higher than the carrying values, therefore a reasonably possible adverse change in the abovementioned assumptions would not likely result in an adjustment to the carrying values.

The recoverable amounts of the Driefontein, Beatrix and DRDGOLD CGUs are marginally higher than the carrying values and, therefore, any reasonably possible adverse change in the abovementioned assumptions could result in further impairment.

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

Sibanye-Stillwater Annual Financial Report 2018	237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Carrying value of Mimosa and related Mineral Reserves and Mineral Resources estimates

The recoverable amount Mimosa has been determined based on the higher of value-in-use calculations and fair value less cost to sell. This calculation requires the use of estimates and assumptions. It is reasonably possible that the PGM price assumptions may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of Mimosa.

The Group reviews and tests the carrying value when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to the carrying value. Expected future cash flows used to determine the value in use and fair value less costs to sell of Mimosa are inherently uncertain and could materially change over time. These are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future PGM prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Mineral resources outside the approved mine plans are valued based on the in situ 4E ounce value. Comparable market transactions are used as a source of evidence adjusting specifically for the nature of each underlying ore body.

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

The Group holds the following equity-accounted investments:

Figures in million - SA rand	Notes	2018	2017	2016
Rand Refinery	15.1	239.3	198.4	72.4
Mimosa	15.2	2,492.4	2,012.9	2,049.3
Peregrine	15.3	978.0	-	-
Other equity-accounted investments		24.2	32.8	35.7
Total equity-accounted investments		3,733.9	2,244.1	2,157.4

15.1   Rand Refinery

Sibanye-Stillwater has a 44.4% interest in Rand Refinery Proprietary Limited (Rand Refinery), a company incorporated in South Africa, which is involved in the refining of bullion and by-products sourced from, inter alia, South African and foreign gold producing mining companies. Rand Refinery is accounted for using the equity method.

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

The equity-accounted investment in Rand Refinery movement for the year is as follows:

Figures in million - SA rand	2018	2017	2016
Balance at beginning of the year	198.4	72.4	148.7
Share of results of equity-accounted investee after tax[1]	143.7	124.5	(116.5)
Preference shares redeemed	(102.8)	-	-
Interest income on loan to equity-accounted investee capitalised	-	1.5	40.2
Balance at end of the year	239.3	198.4	72.4

1  Rand Refinery is equity accounted based on its results for the period ended 30 November.

Sibanye-Stillwater Annual Financial Report 2018	238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

The Group’s interest in the summarised financial statements of Rand Refinery are:

Figures in million - SA rand	2018	2017	2016
Revenue	644.0	649.0	903.0
Total comprehensive income	434.0	374.0	(352.0)
Non-current assets	699.0	702.0	636.0
Current assets	1,088.0	669.0	419.0
Non-current liabilities	(44.0)	(31.0)	(1,095.0)
Current liabilities	(359.0)	(391.0)	(467.0)
Net assets/(liabilities) (100.0%)	1,384.0	949.0	(507.0)
Reconciliation of the total investment in Rand Refinery with attributable net assets:
Net assets/(liabilities) (44.4% (2017 and 2016: 33.1%))	614.5	314.1	(168.2)
Preference shares redeemed	(102.8)	-	-
Dividend received	(8.2)	(8.2)	(8.2)
Fair value adjustment[1]	(35.5)	(35.5)	(35.5)
Impairment	(119.6)	(119.6)	(119.6)
Loan to equity-accounted investee	-	-	403.9
Redeemable preference shares below 44.4% interest[2]	(109.1)	47.6	-
Total investment in Rand Refinery	239.3	198.4	72.4

1 The investment in equity-accounted investee was fair valued at 1 July 2002, the date when significant influence was obtained.

2 Sibanye-Stillwater’s proportional share of the Facility was 37.4%. On conversion of the Facility to redeemable preference shares, the Group shares in less than its 44.4% interest of the net assets of Rand Refinery.

15.2   Mimosa

Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine.

The equity-accounted investment in Mimosa movement for the year is as follows:

Figures in million - SA rand	2018	2017	2016
Balance at the beginning of the year	2,012.9	2,049.3	-
Share of results of equity-accounted investee after tax	210.5	175.0	114.9
Dividends received	(87.0)	-	-
Equity-accounted investment on acquisition of subsidiaries	-	-	2,066.7
Foreign currency translation	356.0	(211.4)	(132.3)
Balance at end of the year	2,492.4	2,012.9	2,049.3

The Group’s interest in the summarised financial statements of Mimosa are:

Figures in million - SA rand	2018	2017	2016
Revenue	3,714.9	3,375.4	2,446.4
Amortisation and depreciation	(383.1)	(423.4)	(447.4)
Interest income	-	17.5	1.0
Finance expense	(26.0)	(20.0)	(22.4)
Income tax	(381.8)	(245.0)	(185.1)
Profit or loss	420.9	350.1	229.8
Other comprehensive income	712.0	72.7	(264.6)
Total comprehensive income	1,132.9	422.8	(34.8)
Non-current assets	4,592.3	4,007.8	4,079.0
Property, plant and equipment	4,592.3	4,007.8	4,079.0
Current assets	2,047.9	1,916.2	2,259.5
Cash and cash equivalents	184.8	281.5	191.2
Other current assets	1,863.1	1,634.7	2,068.3
Non-current liabilities	(1,168.1)	(993.6)	(1,131.2)
Non-current financial liabilities	(60.7)	(94.2)	(141.2)
Other non-current liabilities	(1,107.4)	(899.4)	(990.0)
Current liabilities	(384.6)	(539.1)	(900.1)
Current financial liabilities	(377.7)	(487.4)	(762.2)
Other current liabilities	(6.9)	(51.7)	(137.9)

Net assets (100.0%)	5,087.5	4,391.3	4,307.2
Reconciliation of the total investment in Mimosa with attributable net assets:
Net assets (50.0%)	2,543.8	2,195.7	2,153.6
Reconciling items[1]	(51.4)	(182.8)	(104.3)
Total investment in Mimosa	2,492.4	2,012.9	2,049.3

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

Repatriation of funds from Zimbabwe is subject to regulatory approval in Zimbabwe.

Sibanye-Stillwater Annual Financial Report 2018	239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

15.3   Peregrine

On 29 June 2018, Sibanye-Stillwater announced that it had entered into an Arrangement Agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), creating a strategic partnership in order to unlock value at its Altar copper-gold project in San Juan Province, Argentina (Altar Project), currently held in the US PGM operations. Under the terms of the Arrangement Agreement, Stillwater Canada LLC, an indirect, wholly-owned subsidiary of Sibanye-Stillwater (Stillwater Canada), entered into an option and joint venture agreement with Aldebaran, whereby Aldebaran has the option to earn into a maximum 80% interest in a wholly-owned subsidiary of Stillwater Canada, Peregrine Metals Limited (Peregrine) which owns the Altar Project.

The consideration for Aldebaran to acquire up to an 80% interest in the Altar Project, included:

•	An upfront cash payment of US$15 million to Sibanye-Stillwater on closing of the Arrangement Agreement;
•	19.9% of the shares of Aldebaran; and
•

A commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years (inclusive of 2018 drilling that was conducted between February and May of this year) as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in).

Pursuant to the Arrangement Agreement, Aldebaran may also elect to earn-in an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.

Peregrine was a subsidiary of Stillwater Canada. On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of loss of control, Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment.

The equity-accounted investment in Peregrine movement for the year is as follows:

Figures in million - SA rand	2018	2017	2016
Equity-accounted investment retained on loss of control of subsidiary	956.0	-	-
Foreign currency translation	22.0	-	-
Balance at end of the year	978.0	-	-

The Group’s interest in the summarised financial statements of Peregrine is:

Figures in million - SA rand	2018	2017	2016
Non-current assets	1,714.6	-	-
Current assets	23.9	-	-
Non-current liabilities	(342.6)	-	-
Current liabilities	(1.3)	-	-
Net assets/(liabilities) (100.0%)	1,394.6	-	-
Reconciliation of the total investment in Peregrine with attributable net assets:
Net assets/(liabilities) (60%)	836.8	-	-
Reconciling items[1]	141.2	-	-
Total investment in Peregrine	978.0	-	-

1 The reconciling items include the difference between the carrying amount and fair value of the Peregrine’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign equity-accounted investment.

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

Sibanye-Stillwater Annual Financial Report 2018	240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

The Group’s share of the assets, liabilities, revenue and expenses of the joint operations which are included in the consolidated financial statements is as follows:

Kroondal mine

Figures in million - SA rand	2018	2017	2016
Loss on foreign exchange differences	132.7	(94.4)	(67.8)
Profit before tax	677.7	175.0	90.8
Profit for the year	677.7	175.0	90.8
Non-current assets	1,115.7	1,284.0	1,296.1
Current assets	1,828.2	1,400.5	1,208.1
Current liabilities	(271.3)	(283.2)	(288.7)
Net assets (50.0%)	2,672.6	2,401.3	2,215.5

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

In addition, bank guarantees are provided for funding shortfalls of the environmental rehabilitation obligations.

Figures in million - SA rand	Note	2018	2017	2016
Balance at beginning of the year		3,492.4	3,100.5	2,413.9
Contributions		63.0	114.5	74.7
Interest income		223.5	230.4	168.2
Fair value (loss)/gain[1]		(24.9)	46.5	11.1
Environmental rehabilitation obligation funds on acquisition of subsidiaries	13	244.7	0.5	432.6
Balance at end of the year		3,998.7	3,492.4	3,100.5

Environmental rehabilitation obligation funds comprise of the following:
Restricted cash[2]		633.9	483.8	352.3
Funds		3,364.8	3,008.6	2,748.2

1 The environmental rehabilitation trust fund includes equity-linked investments that are fair valued at each reporting date.

2 The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals and Resources for environmental rehabilitation obligations.

Fair value of environmental rehabilitation obligation funds

Environmental rehabilitation obligation funds comprise interest-bearing short-term investments and the fair value of the publicly traded instruments based on quoted market values. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments.

The fair value hierarchy is as follows:

Figures in million - SA rand	2018	2017	2016
Level 1	3,634.0	3,117.6	2,630.6
Level 2	364.7	374.8	469.9

Credit risk

The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation obligation funds. The Group has reduced its exposure to credit risk by dealing and investing with a limited number of major financial institutions.

18.    Other receivables and other payables

Significant accounting judgements and estimates

Expected future cash flows used to determine the fair value of the other payables (namely the Deferred Payment, and rates and taxes receivable) are inherently uncertain and could materially change over time. The expected future cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.

Sibanye-Stillwater Annual Financial Report 2018	241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Accounting policy

Other receivables are categorised as financial assets measured at amortised cost and other payables are categorised as other financial liabilities. These assets and liabilities are initially recognised at fair value. Subsequent to initial recognition other receivables and other payables are measured at amortised cost.

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

18.1   Other receivables

Figures in million - SA rand	2018	2017	2016
Right of recovery receivable	176.8	160.5	112.4
Rates and taxes receivable	106.2	105.6	82.4
Anglo American Platinum financial asset	-	-	469.7
Other	66.6	53.1	1.4
Total other receivables	349.6	319.2	665.9

Reconciliation of the non-current and current portion of the other receivables:
Other receivables	349.6	319.2	665.9
Current portion of other receivables	(35.2)	(35.2)	(310.6)
Non-current portion of other receivables	314.4	284.0	355.3

The Anglo American Platinum financial asset movement for the year is as follows:

Figures in million - SA rand	2018	2017	2016
Balance at the beginning of the year	-	469.7	-
Interest income	-	42.2	6.8
Fair value loss	-	(467.5)	-
Payments received	-	(44.4)	-
Financial asset on acquisition of subsidiary	-	-	462.9
Balance at end of the year	-	-	469.7

18.2   Other payables

Figures in million - SA rand	Note	2018	2017	2016
Deferred Payment		2,205.9	2,194.7	1,577.4
Right of recovery payable		83.2	69.3	36.3
Dissenting shareholder liability	13.2	287.1	1,349.7	-
Other		256.3	188.6	-
Total other payables		2,832.5	3,802.3	1,613.7

Reconciliation of the non-current and current portion of the other payables:
Other payables		2,832.5	3,802.3	1,613.7
Current portion of other payables		(303.3)	(41.9)	-
Non-current portion of other payables		2,529.2	3,760.4	1,613.7

Right of recovery receivable and payable

Based on the first and second Notarial Pooling and Sharing agreements (PSAs) with Anglo American Platinum, Kroondal Operations Proprietary Limited (Kroondal Operations) (previously Aquarius Platinum (South Africa) Proprietary Limited (AQPSA)) holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from RPM, where this rehabilitation relates to property owned by Kroondal Operations. Likewise RPM holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from Kroondal Operations, where the rehabilitation relates to property owned by RPM. With respect to the opencast section of the Marikana mine that is on Kroondal Operations property, RPM have limited the contractual liability to approximately R172 million, being a negotiated liability in terms of an amendment to the second PSA.

Deferred Payment

In terms of the Rustenburg operation Transaction the purchase consideration includes a Deferred Payment, calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg operation over a six year period, subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourable extended payment period; should the Rustenburg operation generate negative distributable free cash flows in either 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero.

Sibanye-Stillwater Annual Financial Report 2018	242

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

The Deferred Payment movement for the year is as follows:

Figures in million - SA rand	Note	2018	2017	2016
Balance at the beginning of the year		2,194.7	1,577.4	-
Interest charge	5	200.4	148.2	24.1
Payment of Deferred Payment		(38.6)	-	-
(Gain)/loss on revised estimated cash flows		(150.6)	469.1	-
Deferred Payment on acquisition of subsidiaries		-	-	1,553.3
Balance at end of the year		2,205.9	2,194.7	1,577.4

Dissenting shareholder liability

Following the closing of the Stillwater Transaction on 4 May 2017, three Petitions for Appraisal of Stock were filed in the Chancery Court for the State of Delaware. The first action, captioned Blue Mountain Credit Alternatives Master Fund L.P. et al. vs. Stillwater Mining Company, Case No. 2017-0385-JTL, was filed 19 May 2017 on behalf of holders of a purported 4,219,523 shares of common stock of Stillwater. The second action, captioned Brigade Leveraged Capital Structures Fund Ltd. et al. vs. Stillwater Mining Company, Case No. 2017-0389-JTL, was filed 22 May 2017 on behalf of holders of a purported 1,200,000 shares of common stock of Stillwater. The third action, captioned Hillary Shane Revocable Trust, et al. vs. Stillwater Mining Company, Case No. 2017-0400-JTL, was filed 26 May 2017 on behalf of holders of a purported 384,000 shares of common stock of Stillwater (the Shane Petitioners). On 29 August 2017, the three actions were consolidated into a single action, captioned In re Appraisal of Stillwater Mining Company, Case No. 2017-0385-JTL.

On 28 March 2018, Stillwater entered into a settlement agreement with the Shane Petitioners, providing for settlement consideration of US$18 per share, plus interest at a rate of 1.75% per annum, for a total settlement payment of US$7.0 million. The Shane Petitioners filed a motion to voluntarily dismiss their petition on 11 June 2018, which the court granted on 15 August 2018.

Following settlement of the Shane Petitioners’ claim, the total number of shares of Stillwater common stock subject to appraisal is approximately 5,419,523. The appraisal action seeks a determination of the fair value of the shares of the common stock of Stillwater under Section 262 of the General Corporation Law of the State of Delaware. Petitioners seek a judgment awarding them, among other things, the fair value of their Stillwater shares plus interest.

During September 2018, Stillwater made a provisional payment to the remaining dissenting shareholders of US$87.5 million. This settlement is pending the court’s determination as to fair value.

A trial was held from 10 December through 13 December 2018. The parties will engage in post-trial briefing. Oral argument on the matter is currently scheduled for 18 April 2019. The court’s determination as to fair value of the shares is currently unknown. Accordingly, for accounting purposes only, we have used the merger price of US$18.00 per share in estimating our liability relating to the shares for which appraisal has been demanded, however, fair value may ultimately be determined by the court to be equal to, or different from, the merger price.

The dissenting shareholder liability movement for the year is as follows:

Figures in million - SA rand	Note	2018	2017	2016
Balance at the beginning of the year		1,349.7	-	-
Interest charge	5	68.1	62.9	-
Payments to dissenting shareholders		(1,375.8)	-	-
Dissenting shareholder liability on acquisition of subsidiary		-	1,364.3	-
Foreign currency translation reserve		245.1	(77.5)	-
Balance at end of the year		287.1	1,349.7	-

Fair value of other receivables and other payables

Other receivables and other payables are initially recognised at fair value. The non-recurring fair value measurement is a level 3 measurement as per the fair value hierarchy. The fair value of other receivables and other payables approximate the carrying value due to the short maturing of these instruments.

Market risk

The Deferred Payment and share-based payment on BEE transaction (refer to notes 6.3 and 6.4) is sensitive to changes in the Rustenburg operation’s 4E basket price. A one percentage point decrease in the 4E basket price would have increased the gain on financial instruments by R179.8 million. A one percentage point increase in the 4E basket price would have decreased the gain on financial instruments by R126.4 million.

Sibanye-Stillwater Annual Financial Report 2018	243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

19.    Inventories

Accounting policy

Inventory is valued at the lower of cost and net realisable value. The Group values ore stockpiles and gold-in-process when it can be reliably measured. Cost is determined on the following basis:

•

PGM concentrate awaiting further processing, reef ore stockpiles and gold-in-process are valued using weighted average cost. Cost includes production, amortisation, depreciation and related administration costs.

•	Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items.

Figures in million - SA rand	2018	2017	2016
Consumable stores[1]	1,051.0	828.7	481.7
Ore stockpiles and in-process	3,322.7	1,955.9	51.8
Gold-on-hand	143.3	-	42.9
PGMs-on-hand	777.8	637.5	-
Uranium finished goods and uranium-in-process	-	104.4	100.4
Total inventories	5,294.8	3,526.5	676.8

1 The cost of consumable stores consumed during the year and included in operating cost amounted to R9,327.9 million (2017: R8,789.4 million and 2016: R5,243.2 million).

During 2016, the Group recognised a net realisable value write down of R93.3 million on its uranium finished goods and uranium-in-process inventory, which was recognised as part of cost of sales. During 2018, the uranium finished goods and uranium-in-process was sold.

20.    Trade and other receivables

Accounting policy

Trade and other receivables, excluding trade receivables for PGM sales, prepayments and value added tax are non-derivative financial assets categorised as financial assets measured at amortised cost. Trade and other receivables are initially recognised at fair value and subsequently carried at amortised cost less allowance for impairment. Estimates made for impairment are based on a review of all outstanding amounts at year end. Irrecoverable amounts are written off during the period in which they are identified.

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the control has transferred. These receivables are financial assets measured at fair value through profit and loss. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent reporting date the receivable is restated to reflect the fair value movements in the pricing mechanism. Foreign exchange movements subsequent to the recognition of a sale are recognised as a foreign exchange gain or loss in profit or loss.

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Group’s financial assets given the Group transacts exclusively with a limited number of large international institutions and other organisations with strong credit ratings and the negligible historical level of customer default.

The PGM receivable is measured at fair value through profit or loss under IFRS 9, as the solely payments of principle and interest criteria is not met. As a result there are no changes in the measurement resulting from the adoption of IFRS 9.

Figures in million - SA rand	2018	2017	2016
Trade receivables - gold sales	433.8	499.6	658.1
Trade receivables - PGM sales[1]	5,310.1	4,512.4	4,001.9
Other trade receivables	436.6	431.4	306.5
Payroll debtors	127.9	174.1	154.7
Interest receivable	8.9	8.5	6.6
Financial assets	6,317.3	5,626.0	5,127.8
Prepayments	296.9	245.0	298.1
Value added tax	218.8	326.6	322.0
Total trade and other receivables	6,833.0	6,197.6	5,747.9

1 The PGM sales trade receivables consists of trade receivables invoiced and outstanding of R1,523.6 million and contract receivables of R3,786.5 million.

Fair value of trade and other receivables

The fair value for trade receivables for PGM sales are estimated based on ruling market prices, volatilities and interest rates, and constitutes level 1 on the fair value hierarchy. The fair value of trade and other receivables approximate the carrying value due to the short maturity.

Sibanye-Stillwater Annual Financial Report 2018	244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Credit risk

The Group is exposed to credit risk on the total carrying value of trade and other receivables.

Trade receivables are reviewed on a regular basis and an allowance for impairment is raised when they are not considered recoverable. Trade receivables comprise banking institutions purchasing commodities. These receivables are currently in a sound financial position and no impairment has been recognised.

Receivables that are past due but not impaired total R28.4 million (2017: R9.0 million and 2016: R11.7 million). At 31 December 2018, receivables of R15.8 million (2017: R5.7 million and 2016: R2.6 million) are considered impaired and are provided for.

21.    Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and are measured at amortised cost which is deemed to be fair value due to its short-term maturity.

Figures in million - SA rand	2018	2017	2016
Cash at the bank and on hand[1]	2,549.1	2,062.4	967.9
Total cash and cash equivalents	2,549.1	2,062.4	967.9

1 At 31 December 2018, restricted cash of US$6.4 million (R91.8 million) was held in a money market fund as collateral for the environmental bonding requirements in the US.

Fair value of cash and cash equivalents

The fair value of cash and cash equivalents approximate the carrying value due to the short maturity.

Credit risk

The Group is exposed to credit risk on the total carrying value of cash and cash equivalents. The Group has reduced its exposure to credit risk by dealing and investing with a number of major financial institutions.

22.    Stated share capital

Accounting policy

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Figures in thousand	2018	2017	2016
Authorised number of shares	10,000,000	10,000,000	2,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the year	2,168,721	929,004	916,140
Shares issued under SGL Share Plan	10,394	1,407	12,864
Rights issue	-	1,195,787	-
Capitalisation issue	87,146	42,523	-
Number of shares in issue at end of the year	2,266,261	2,168,721	929,004

Authorised and issued

As at 31 December 2016, the authorised share capital was 2,000,000,000 ordinary no par value shares and issued ordinary share capital was 929,004,342 ordinary no par value shares.

At the shareholder’s general meeting on 25 April 2017, the authorised number of shares was increased to 10,000,000,000 ordinary no par value shares.

On 14 June 2017, Sibanye-Stillwater raised net capital of R12,932.4 million, being proceeds of R13,438.5 million and transactions costs of R506.1 million, from a rights issue, when 1,195,787,294 shares were issued with nine (9) new shares issued for every seven (7) existing shares held, on 4 October 2017, 42,522,524 shares were issued with two (2) capitalisation issue shares for every 100 existing share held, and on various dates during 2017, 1,407,060 shares were issued as part of the share plans. As at 31 December 2017, the issued share capital was 2,168,721,220 ordinary no par value shares.

On 11 April 2018, 87,145,885 shares were issued with four (4) capitalisation issue shares for every 100 existing share held, and on various dates during 2017, 10,393,386 shares were issued as part of the share plans. As at 31 December 2018, the issued share capital was 2,266,260,491 ordinary no par value shares.

Sibanye-Stillwater Annual Financial Report 2018	245

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

All the Sibanye-Stillwater ordinary no par value shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by the Company.

Repurchase of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the shareholders’ meeting held on 30 May 2018. At the next AGM, shareholders will be asked to approve the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

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

The Group’s non-controlling interests relates to the following subsidiaries:

Figures in million - SA rand	Note	2018	2017	2016
Non-controlling interest of DRDGOLD	13.1	913.2	-	-
Non-controlling interest of Platinum Mile		18.4	15.7	14.3
Non-controlling interests of GTSM		4.4	4.1	3.4
Total non-controlling interests		936.0	19.8	17.7

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

Accounting policy

Borrowings

Borrowings are non-derivative financial liabilities categorised as other financial liabilities. Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable and subsequently measured at amortised cost using the effective interest method.

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

Sibanye-Stillwater Annual Financial Report 2018	246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Borrowings

Figures in million - SA rand	Notes	2018	2017	2016
US$600 million RCF	24.1	2,726.5	-	-
R6.0 billion RCF	24.2	5,896.4	5,536.4	5,100.0
US$350 million RCF	24.3	-	1,137.1	1,369.0
2022 and 2025 Notes	24.4	9,808.7	12,597.7	-
US$ Convertible Bond	24.5	4,496.6	4,357.1	-
Burnstone Debt	24.7	1,145.1	1,537.5	1,752.6
Other borrowings	24.9	425.6	478.7	749.5
Franco-Nevada liability		2.0	1.7	2.7
Stillwater Convertible Debentures		3.8	3.3	-
Total borrowings		24,504.7	25,649.5	8,973.8
Reconciliation of the non-current and current portion of the borrowings:
Borrowings		24,504.7	25,649.5	8,973.8
Current portion of borrowings		(6,188.2)	(1,657.5)	(752.3)
Non-current portion of borrowings		18,316.5	23,992.0	8,221.5

The current portion of borrowings will be repaid out of operational cash flows or it will be refinanced by utilising available Group facilities.

Derivative financial instrument

Figures in million - SA rand	Note	2018	2017	2016
Reconciliation of the non-current and current portion of the derivative financial instrument:
Derivative financial instrument	24.5	408.9	1,093.5	-
Non-current portion of derivative financial instrument		408.9	1,093.5	-

24.1   US$600 million RCF

On 21 May 2018, Sibanye-Stillwater cancelled and refinanced the US$350 million revolving credit facility (RCF) by drawing under the US$600 million RCF. The purpose of the facility was to refinance the US$350 million RCF, finance ongoing capital expenditure and working capital.

Terms of the US$600 million RCF
Facility:	US$600 million
Interest rate:	LIBOR
Interest rate margin:	1.85% if net debt to adjusted EBITDA is equal to or less than 2.50x
2.00% if net debt to adjusted EBITDA is greater than 2.50x
Utilisation fees:

Where the total outstanding loans under the RCF fall within the range of the percentage of the total loan as set out below, Sibanye-Stillwater shall pay an utilisation fee equal to the percentage per annum set out opposite such percentage range.

	% of the total loans	Utilisation fee
	Less than or equal to 33⅓%	0.15%
	Greater than 33⅓% and less than or equal to 66⅔%	0.30%
	Greater than 66⅔%	0.50%
Term of facility:	Three years
Borrowers:	Sibanye Gold Limited, Stillwater, Kroondal Operations and Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM)
Security and/or guarantors:	The facility is unsecured and guaranteed by Sibanye Gold Limited, Stillwater, Kroondal Operations and SRPM.

Figures in million - SA rand	2018	2017	2016
Balance at beginning of the year	-	-	-
Loans raised	5,391.6	-	-
Loans repaid	(2,744.7)	-	-
(Gain)/loss on foreign exchange differences	73.1	-	-
Foreign currency translation	6.5	-	-
Balance at end of the year	2,726.5	-	-

Sibanye-Stillwater Annual Financial Report 2018	247

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

24.2   R6.0 billion RCF

On 15 November 2016, Sibanye-Stillwater cancelled and refinanced the R4.5 billion Facilities (refer to note 24.6) by drawing under the R6.0 billion RCF. The purpose of the facility was to refinance the R4.5 billion Facilities, finance ongoing capital expenditure, working capital and general corporate expenditure requirements which may include the financing of future acquisitions of business combinations.

Terms of the R6.0 billion RCF
Facility:	R6.0 billion
Interest rate:	JIBAR
Interest rate margin:	During the Covenant adjustment period, being 30 June 2017 to 31 December 2019, the margin will be based on the following net debt to adjusted EBITDA ratios:
	Net debt to adjusted EBITDA ratios	Margin %
	0.00:1 – 3.00:1	2.40%
	3.00:1 – 3.25:1	2.65%
	3.25:1 – 3.50:1	2.90%
After the covenant adjustment period the margin will return to 2.4%
Term of loan:	Three years
Borrowers:	Sibanye Gold Limited, SRPM and Kroondal Operations
Security and/or guarantors:	The facility is unsecured and guaranteed by Sibanye Gold Limited, SRPM and Kroondal.

Figures in million - SA rand	2018	2017	2016
Balance at beginning of the year	5,536.4	5,100.0	-
Loans raised	360.0	800.0	5,100.0
Loans repaid	-	(363.6)	-
Balance at end of the year	5,896.4	5,536.4	5,100.0

24.3   US$350 million RCF

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

	% of the total loans	Utilisation fee
	Less than or equal to 33⅓%	0.15%
	Greater than 33⅓% and less than or equal to 66⅔%	0.30%
	Greater than 66⅔%	0.50%
Term of loan:	Three years
Borrowers:	Sibanye Gold Limited, SRPM and Kroondal Operations
Security and/or guarantors:	The facility is unsecured and guaranteed by Sibanye Gold Limited, Rand Uranium, SRPM and Kroondal.

Figures in million - SA rand	2018	2017	2016
Balance at beginning of the year	1,137.1	1,369.0	-
Loans raised	580.0	1,031.4	2,771.5
Loans repaid	(1,779.6)	(1,198.2)	(1,211.6)
Gain on foreign exchange differences	62.5	(65.1)	(190.9)
Balance at end of the year	-	1,137.1	1,369.0

Sibanye-Stillwater Annual Financial Report 2018	248

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

24.4   2022 and 2025 Notes

The acquisition of Stillwater was financed by a US$2.65 billion bridge loan (Stillwater Bridge Facility) (refer to note 24.8). On 27 June 2017, Sibanye-Stillwater completed a two tranche international corporate bond offering the 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) (together the 2022 and 2025 Notes) and the proceeds of the bond offering were applied to the partial repayment of the Stillwater Bridge Facility raised for the acquisition of Stillwater.

On 19 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the 2022 and 2025 Notes issued by Stillwater Mining Company. The total purchase price was approximately US$345 million (with a nominal value of US$349 million) and was funded from existing cash resources, including the US$500 million advance proceeds of the streaming transaction. As a result, a gain on early settlement of the 2022 and 2025 Notes of R128.8 million was recognised in profit or loss.

Terms of the 2022 and 2025 Notes
Facility:	US$500 million 6.125% Senior Notes due 2022 (the 2022 Notes)
US$550 million 7.125% Senior Notes due 2025 (the 2025 Notes)
Outstanding nominal value:	2022 Notes: US$353.7 million
2025 Notes: US$346.9 million
Interest rate:	2022 Notes: 6.125%
2025 Notes: 7.125%
Term of the Notes:	2022 Notes: Five years
2025 Notes: Eight years
Issuer:	Stillwater Mining Company
Guarantors:

Each of the Notes will be fully and unconditionally guaranteed, jointly and severally by the Guarantors (Kroondal Operations, SRPM and Sibanye Gold Limited). The Guarantees will rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million - SA rand	Note	2018	2017	2016
Balance at beginning of the year		12,597.7	-	-
Loans raised		-	13,109.5	-
Loans repaid		(5,107.4)	-	-
Accrued interest paid	5	(795.5)	(431.5)	-
Interest charge	5	836.6	478.1	-
Unwinding of amortised cost		196.7	29.7	-
Gain on derecognition of borrowings		(128.8)	-	-
Foreign currency translation		2,209.4	(588.1)	-
Balance at end of the year		9,808.7	12,597.7	-

24.5   US$ Convertible Bond

The Stillwater Bridge Facility was partially repaid through the US$1 billion rights offer, the 2022 and 2025 Notes (refer to note 24.4) and existing cash at Stillwater. The balance was repaid through the issuance of a US$ Convertible Bond. The convertible bond launched and was priced on 19 September 2017.

On 11 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the US$ Convertible Bond. An aggregate principal amount of US$66 million for a total purchase price of approximately US$50 million was repurchased. Sibanye-Stillwater funded the repurchase from existing cash resources, including the US$500 million advance proceeds of the streaming transaction (refer to note 27).

Terms of the US$ Convertible Bond
Issue size:	US$450 million
Outstanding nominal value:	US$384 million
Coupon:	1.875%
Maturity date:	26 September 2023 (six years)
Conversion premium:	35%
Reference share price:	US$1.2281, being the volume weighted average price of a share on the JSE from launch to pricing on 19 September 2017, converted at a fixed exchange rate.
Initial conversion price:	US$1.6580
Issuer:	Sibanye Gold Limited
Guarantors:	Stillwater and Kroondal Operations (together, the Guarantors), 100% subsidiaries of Sibanye Gold Limited.

The US$ Convertible Bond has two components. The option component is recognised as a derivative liability, measured at fair value, with changes in fair value recorded in profit or loss and reported separately in the statement of financial position. The bond component is recognised as a financial liability and measured at amortised cost using the effective interest rate.

Sibanye-Stillwater Annual Financial Report 2018	249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Convertible bond at amortised cost

Figures in million - SA rand	Note	2018	2017	2016
Balance at beginning of the year		4,357.1	-	-
Loans raised		-	4,634.5	-
Loans repaid		(745.2)	-	-
Accrued interest paid		(111.7)	-	-
Interest charge	5	105.9	29.8	-
Unwinding of amortised cost	5	185.8	50.7	-
Gain on derecognition of borrowings		(50.9)	-	-
Gain on foreign exchange differences		755.6	(357.9)	-
Balance at end of the year		4,496.6	4,357.1	-

Derivative financial instrument

Figures in million - SA rand	2018	2017	2016
Balance at beginning of the year	1,093.5	-	-
Gain on financial instruments	(678.1)	(115.9)	-
Gain on derecognition of derivative financial instrument	(50.3)	-	-
Derivative financial instrument recognised	-	1,296.6	-
Gain on foreign exchange differences	43.8	(87.2)	-
Balance at end of the year	408.9	1,093.5	-

24.6   R4.5 billion Facilities

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

Security and/or guarantors:	The Facilities were unsecured and guaranteed by Rand Uranium and Ezulwini.
Cancellation:	These facilities were cancelled and repaid on 15 November 2016.

Figures in million - SA rand	Note	2018	2017	2016
Balance at beginning of the year		-	-	1,961.6
Loans raised		-	-	1,936.4
Loans repaid		-	-	(3,900.0)
Unwinding of amortised cost	5	-	-	2.0
Balance at end of the year		-	-	-

24.7   Burnstone Debt

SGEO has bank debt of US$178.1 million (R1,883.9 million) (the Burnstone Debt) outstanding as part of the net assets acquired on 1 July 2014.

Sibanye-Stillwater Annual Financial Report 2018	250

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Terms of the Burnstone Debt

Facility:	A1: US$0.2 million
A2: US$7.8 million
A3: US$51.0 million
A4: US$119.1 million
Interest rate:	A1 and A2: Interest free
A3 and A4: Interest free until 1 July 2017, then at LIBOR
Interest rate margin:	A3 and A4: 4% from 1 July 2017
Term of loan:	No fixed term
Repayment period:	A1: Repaid on 1 July 2014
A2: From 1 July 2017 the first 50% of Burnstone’s free cash flow (as defined in the settlement agreement) will be used to repay the Wits Gold Loan and the balance of 50% to repay A2.

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

The Burnstone Debt facilities of US$178.1 million (R1,883.9 million) were initially recognised at the acquisition fair value using level 2 (refer to note 31) assumptions, being R1,007.6 million, in terms of IFRS 3. The expected free cash flows to repay the loan as detailed above were based on the estimates and assumptions to determine the fair value:

•	A US$ swap forward curve adjusted with the 4% interest rate margin above;
•	The annual life of mine plan that takes into account the following:

- Proved and probable ore reserves of Burnstone;

- Cash flows are based on the life-of-mine plan of 20 years; and

- Capital expenditure estimates over the life-of-mine plan.

Figures in million - SA rand	Note	2018	2017	2016
Balance at beginning of the year		1,537.5	1,752.6	1,808.3
Accrued interest and unwinding of amortised cost	5	152.9	141.6	139.4
(Gain)/loss on revised estimated cash flows[1]		(804.6)	(181.7)	29.3
(Gain)/loss on foreign exchange differences		259.3	(175.0)	(224.4)
Balance at end of the year		1,145.1	1,537.5	1,752.6

1  At 31 December 2018, the expected free cash flows expected to repay the loan as detailed above were revised as a result of:

• Revised proven and probable reserves;

• Revised cash flows over the life of mine plan as a result of:

◦ Revised forecast costs and capital expenditure; and

◦ Revised gold prices 2018: R585,500/kg (2017: R545,000/kg and 2016: R570,000/kg) and exchange rates 2018: R14.00/US$ (2017: R12.94/US$ and 2016: R13.68/US$).

24.8   Acquisition bridge facilities

Stillwater Bridge Facility

On 9 December 2016, Sibanye-Stillwater obtained a US$2.65 billion bridge facility (Stillwater Bridge Facility) to finance the purchase of Stillwater, to refinance existing indebtedness at Stillwater and to pay certain related fees, costs and expenses.

Sibanye-Stillwater Annual Financial Report 2018	251

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Terms of the Stillwater Bridge Facilities
Facility:	A: US$750 million bridge to equity
B: US$300 million bridge to cash
C: US$1.6 billion bridge to debt
Interest rate:	LIBOR
Interest rate margin:	Months 1 - 3: 3.25% per annum
Months 4 - 6: 4.25% per annum or 5.25% per annum if net debt to EBITDA > 2.0x
Months 7 - 9: 5.25% per annum or 6.25% per annum if net debt to EBITDA > 2.0x
Months 10 - 12: 6.25% per annum or 7.25% per annum if net debt to EBITDA > 2.0x
Term of loan:	Facility A and B: Earlier of nine months from completion of the Stillwater acquisition and 31 October 2017
Facility C: 364 days from completion of the Stillwater acquisition
Borrowers:	Sibanye Gold Limited and Thor Mergeco Inc
Security and/or guarantors:	The facility was unsecured and guaranteed by Sibanye Gold Limited, Thor Mergeco Inc, Kroondal Operations, Rand Uranium and SRPM.

Figures in million - SA rand	2018	2017	2016
Loans raised	-	34,000.3	-
Loans repaid	-	(33,304.0)	-
Gain on foreign exchange differences	-	(514.5)	-
Foreign currency translation	-	(181.8)	-
Balance at end of the year	-	-	-

24.9   Other borrowings

Short-term credit facilities

Sibanye-Stillwater has uncommitted loan facilities with various banks to fund capital expenditure and working capital requirements at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related.

Figures in million - SA rand	2018	2017	2016
Balance at beginning of the year	478.7	749.5	-
Loans raised	10,798.6	14,721.5	7,472.6
Loans repaid	(10,854.6)	(14,992.3)	(6,723.1)
Unwinding of amortised cost	2.9	-	-
Balance at end of the year	425.6	478.7	749.5

24.10 Fair value of financial instruments and risk management

Fair value of borrowings

The fair value of borrowings approximates the carrying value as the impact of credit risk is included in the measurement of the carrying value.

The fair value of the derivative financial instrument is estimated based on ruling market prices, volatilities and interest rates, option pricing methodologies based on observable quoted inputs, and constitute a level 2 instrument on the fair value hierarchy.

Sibanye-Stillwater Annual Financial Report 2018	252

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Liquidity risk

The following are contractually due, undiscounted cash flows resulting from maturities of borrowings including interest payments:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
31 December 2018
Trade and other payables	5,238.4	5,238.4	-	-
Borrowings
- Capital
US$600 million RCF	2,726.5	-	2,726.5	-
R6.0 billion RCF	5,896.4	5,896.4	-	-
2022 and 2025 Notes	10,053.6	-	5,075.6	4,978.0
US$ Convertible Bond	5,510.4	-	5,510.4	-
Burnstone Debt	2,552.9	-	-	2,552.9
Franco-Nevada liability	2.0	2.0	-	-
Stillwater Convertible Debentures	3.8	3.8	-	-
Other borrowings	252.3	252.3	-	-
- Interest	9,386.9	1,543.8	3,568.6	4,274.5
Total	41,623.2	12,936.7	16,881.1	11,805.4
31 December 2017
Trade and other payables	4,276.4	4,276.4	-	-
Borrowings
- Capital
US$600 million RCF	5,536.4	-	5,536.4	-
US$350 million RCF	1,137.1	1,137.1	-	-
2022 and 2025 Notes	12,978.0	-	-	12,978.0
US$ Convertible Bond	5,562.0	-	-	5,562.0
Burnstone Debt	2,102.4	-	96.2	2,006.2
Other borrowings	478.7	478.7	-	-
Franco-Nevada liability	1.7	1.7	-	-
Stillwater Convertible Debentures	3.3	3.3	-	-
- Interest	9,231.5	1,632.3	4,672.2	2,927.0
Total	41,307.5	7,529.5	10,304.8	23,473.2

Market risk

Foreign currency sensitivity

Certain of the Group’s US dollar borrowing facilities have been drawn down by Companies with SA Rand as their functional currency, therefore some of the Groups borrowings are sensitive to changes in the rand/US dollar exchange rate. A one percentage point depreciation in the SA rand closing exchange rate of R14.35/US$ (2017: R12.36/US$ and 2016: R13.69/US$) would have reduced the gain on foreign exchange differences by R38.7 million (2017: R81.2 million and 2016: R31.2 million). A one percentage point appreciation in the exchange rate would have increased the gain on foreign exchange differences by R38.7 million (2017: R81.2 million and 2016: R31.2 million).

Interest rate sensitivity

As at 31 December 2018, the Group’s total borrowings amounted to R24,504.7 million (2017: R25,649.5 million and 2016: R8,973.8 million). The Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

The portion of Sibanye-Stillwater’s interest-bearing borrowings at period end that is exposed to interest rate fluctuations is R24,498.9 million (2017: R25,644.5 million and 2016: R8,971.1 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

At 31 December 2018, of the total borrowings, R6,322.0 million (2017: R6,015.1 million and 2016: R5,849.5 million) is exposed to changes in the JIBAR rate and R3,871.6 million (2017: R2,674.6 million and 2016: R3,121.6 million) is exposed to changes in the LIBOR rate.

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

Sibanye-Stillwater Annual Financial Report 2018	253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Interest rate sensitivity analysis

	Change in interest expenses for a change in interest rate[1]
Figures in million - SA rand	-1.5%	-1.0%	-0.5%	0.5%	1.0%	1.5%
31 December 2018
- JIBAR	88.5	59.0	29.5	(29.5)	(59.0)	(88.5)
- LIBOR	79.2	52.8	26.4	(26.4)	(52.8)	(79.2)
Change in finance expense	167.7	111.8	55.9	(55.9)	(111.8)	(167.7)
31 December 2017
- JIBAR	83.0	55.4	27.7	(27.7)	(55.4)	(83.0)
- LIBOR[2]	49.5	33.0	16.5	(16.5)	(33.0)	(49.5)
Change in finance expense	132.5	88.4	44.2	(44.2)	(88.4)	(132.5)

1 Interest rate sensitivity analysis is performed on the borrowings balance at 31 December.

2 No interest rate sensitivity analysis has been performed for a reduction in LIBOR due to LIBOR being less than 1%, a decrease in LIBOR would have no impact on the Group’s profit or loss.

The exposure to interest rate changes and the contractual repricing dates

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates is as follows:

Figures in million - SA rand	2018	2017	2016
Floating rate with exposure to change in JIBAR	6,322.0	6,015.1	5,849.5
Floating rate with exposure to change in LIBOR	3,871.6	2,674.6	3,121.6
Non-current borrowings exposed to interest rate changes	10,193.6	8,689.7	8,971.1

The Group has the following undrawn borrowing facilities:
Committed	5,987.1	3,652.5	4,322.5
Uncommitted	757.7	471.3	200.5
Total undrawn facilities	6,744.8	4,123.8	4,523.0

All of the above facilities have floating rates. The undrawn committed facilities have the following expiry dates:
- within one year	103.6	3,188.9	-
- later than one year and not later than two years	-	463.6	3,422.5
- later than two years and not later than three years	5,883.5	-	900.0
Total undrawn committed facilities	5,987.1	3,652.5	4,322.5

24.11 Capital management

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

The Group monitors capital using the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA), but does not set absolute limits for this ratio.

Net debt to adjusted EBITDA at 31 December 2018 of 2.5 exceeds the Group’s targeted ratio of net debt to adjusted EBITDA of 1.0:1 or lower. Utilising the committed unutilised debt facilities above, will impact on the leverage ratio. The borrowing facilities permit a leverage ratio of 3.5:1 through to 31 December 2019, and 2.5:1 thereafter, calculated on a quarterly basis. Sibanye-Stillwater plans to deleverage over time back to its targeted leverage ratio of no greater than 1.0:1.

Figures in million - SA rand	Note	2018	2017	2016
Borrowings[1]		23,768.5	25,205.5	7,221.2
Cash and cash equivalents[2]	21	2,499.4	2,029.8	928.4
Net debt[3]		21,269.1	23,175.7	6,292.8
Adjusted EBITDA[4]		8,369.4	9,045.1	10,270.4
Net debt to adjusted EBITDA (ratio)[5]		2.5	2.6	0.6

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

Sibanye-Stillwater Annual Financial Report 2018	254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA:

Figures in million - SA rand	2018	2017	2016
(Loss)/profit before royalties and tax	(1,224.3)	(6,981.2)	4,811.4
Adjusted for:
Amortisation and depreciation	6,613.8	5,699.7	4,041.9
Interest income	(482.1)	(415.5)	(331.4)
Finance expense	3,134.7	2,971.8	903.1
Share-based payments	299.4	231.9	496.2
(Gain)/loss on financial instruments	(1,704.1)	1,114.4	1,032.8
Gain on foreign exchange differences	(1,169.1)	(292.4)	(219.6)
Share of results of equity-accounted investees after tax	(344.2)	(291.6)	(13.3)
Gain on disposal of property, plant and equipment	(60.2)	(40.7)	(95.4)
Impairments	3,041.4	4,411.0	1,381.1
Gain on derecognition of borrowings and derivative financial instrument	(230.0)	-	-
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(66.6)	248.9	97.5
Occupational healthcare expense	15.4	1,106.9	-
Transaction costs	402.5	552.1	157.0
Restructuring costs	142.8	729.8	187.7
Gain on acquisition	-	-	(2,178.6)
Adjusted EBITDA	8,369.4	9,045.1	10,270.4

25.    Environmental rehabilitation obligation and other provisions

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

Sibanye-Stillwater Annual Financial Report 2018	255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Figures in million - SA rand	Notes	2018	2017	2016
Balance at beginning of the year		4,678.7	3,982.2	2,411.0
Interest charge[1]	5	398.8	357.1	291.4
Payment of environmental rehabilitation obligation[2]		(32.3)	(26.9)	-
Change in estimates charged to profit or loss[3]	7	(90.4)	248.9	97.5
Change in estimates capitalised[3]	12	618.8	(177.7)	472.5
Environmental rehabilitation obligation on acquisition of subsidiaries	13	672.7	312.1	709.8
Foreign currency translation		47.9	(17.0)	-
Balance at end of the year		6,294.2	4,678.7	3,982.2
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		6,176.2	4,678.7	3,982.2
Other provisions		118.0	-	-
Environmental rehabilitation obligation and other provisions		6,294.2	4,678.7	3,982.2

1 The provision is calculated based on the discount rates of 6.2% – 9.8% (2017: 7.2% - 9.7% and 2016: 7.8% - 9.7%).

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

Post closure water management liability

The Group continues to monitor the potential risk of long-term Acid Mine Drainage (AMD) and other groundwater pollution issues also experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. As yet, the Group has not been able to reliably determine the financial impact that AMD and ground water pollution may have on the Group, nor the timing of possible out flow. The Group, however, has a robust water conservation and demand management, compliance and closure water management strategy that aims to define and sustainably mitigate the potential risk of AMD and groundwater pollution. The Group operates a comprehensive water quality monitoring program, including bio-monitoring, as an early detection of potential AMD and groundwater pollution and has launched an initiative to understand the mining impacts on the various catchments within which the Group operates. In addition the Group leverages innovative treatment technologies and regional mine closure modelling techniques to reliably predict water quality impacts as part of long term sustainable closure solutions.

The Group has provided for the studies to determine the possible obligation in the environmental rehabilitation obligation.

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

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and changes in estimates.

Sibanye-Stillwater Annual Financial Report 2018	256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

On 3 May 2018, the Working Group, including the Group, agreed to a class action settlement with the claimants. The estimated costs were reviewed at 31 December 2018 and discounted using a risk-free rate. As a result, a change in estimate of R15.4 million was recognised in profit or loss. The ultimate outcome of these matters remains uncertain, with a possible failure to obtain the requisite final court approval for the settlement, even though the High Court granted the first leg of the approval application on 13 December 2018. This provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

On 3 May 2018, the Working Group, including the Group, agreed to a class action settlement with the claimants of approximately R5 billion The estimated costs were reviewed at 31 December 2018 and discounted using a risk-free rate. As a result, a change in estimate of R15.4 million was recognised in profit or loss. The ultimate outcome of these matters remains uncertain, with a possible failure to obtain the requisite final court approval for the settlement, even though the High Court granted the first leg of the approval application on 13 December 2018. This provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings

Figures in million - SA rand	Note	2018	2017	2016
Balance at beginning of the year		1,153.3	-	-
Occupational healthcare obligation recognised		-	1,077.2	-
Interest charge	5	105.4	46.4	-
Change in estimate charge to profit or loss		15.4	29.7	-
Balance at the end of the year		1,274.1	1,153.3	-
Reconciliation of the non-current and current portion of the occupational healthcare obligation:
Occupational healthcare obligation		1,274.1	1,153.3	-
Current portion of occupational healthcare obligation		(109.9)	(0.8)	-
Non-current portion of occupational healthcare obligation		1,164.2	1,152.5	-

DRDGOLD is not a party to the Working Group’s mediated settlement agreement and DRDGOLD maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:

•	the applicants have as yet not issued and served a summons (claim) in the matter to DRDGOLD;
•	there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents; and
•

many principles upon which legal responsibility may be founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information for DRDGOLD to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

27.    Deferred revenue

Significant accounting judgements and estimates

The upfront cash deposit received from Wheaton International on the gold and palladium streaming transaction has been accounted for as a contract liability (deferred revenue) in the scope of IFRS 15. It has been determined that the contract is not a financial instrument because the contract will be satisfied through the delivery of non-financial items (i.e. gold and palladium metal credits) as part of our expected sale requirements, rather than cash or financial assets. It is the intention to satisfy the performance obligations under the streaming arrangement through the US PGM operations’ production and revenue will be recognised over the life of mine as Sibanye-Stillwater satisfies its obligation to deliver metal credits. As Sibanye-Stillwater received a portion of the consideration from Wheaton International at inception of the contract, it has been determined that the contract contains a significant financing component under IFRS 15. Sibanye-Stillwater, therefore, made a critical estimate of the discount rate that should be applied to the contract liability over the life of mine, and determined this to be 5.4%.

Inputs to the model to unwind the advance received to revenue

The advance received has been recognised on the statement of financial position as deferred revenue. The deferred revenue will be recognised as revenue in profit or loss as the metal credits are delivered to Wheaton International relative to the expected total amount of metal credits to be delivered over the term of the arrangement.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the model are:

Key input	Estimate at year end	Further information
Estimated financing rate over life of arrangement	5.4%	Refer to note 5
Life of stream	77 years

The starting point for the life of mine is the approved life of mine for the US PGM operations. However, as IFRS 15 requires the constraint on revenue recognition to be considered, it is more prudent to include a portion of resources in the life of stream for the purposes of revenue recognition. This will reduce the chance of having a significant decrease in revenue recognised in the future, when the life of mine is updated to include a conversion of resources to reserves.

As such, Sibanye-Stillwater management have determined that is it appropriate to include 50% of inferred resources.

Sibanye-Stillwater Annual Financial Report 2018	257

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Key input	Estimate at year end	Further information
Palladium entitlement percentage	4.5%

The palladium entitlement percentage will be either 4.5%, 2.25% or 1% over the life of the mine, depending on whether or not the advance has been fully utilised, and a certain number of contractual ounces have been delivered (375,000 ounces for the first trigger drop down to 2.25% and 500,000oz for the second trigger drop down rate to 1%).

Monthly cash percentage	18%

The monthly cash payment to be received is a percentage of 18%, 16%, 14% or 10% of the market price of the metal credit delivery to Wheaton International while the advance is not fully utilised. After the advance has been fully utilised, the cash percentage is 22%, 20%, 18% or 14%. The percentage applicable depends on the investment grade of the Group and its leverage ratio. As long as Sibanye-Stillwater’s current investment grade does not downgrade, the monthly cash percentage decreases if the Group’s leverage ratio increases above 3.5:1. The balance of the ounces in the monthly delivery (i.e. 100%-18%= 82%) is then used to determine the utilisation of the deferred revenue balance.

Commodity prices	Five day simple average calculated the day before delivery	The value of each metal credit delivery is determined in terms of the contract.

Any changes to the above key inputs could significantly change the quantum of the cumulative revenue amount recognised in profit or loss.

Any changes in the life of mine are accounted for prospectively as a cumulative catch-up in the year that the life of mine estimate above changes, or the inclusion of resources changes.

Accounting policy

The advance received is recognised as a contract liability (deferred revenue) under IFRS 15.

Sibanye-Stillwater management identified a significant financing component related to its streaming arrangement resulting from the difference in the timing of the advance consideration received and when control of the metal promised to Wheaton International transfers. Interest expense on deferred revenue is recognised in finance costs.

In July 2018, Sibanye-Stillwater entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million. The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is being recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also being recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

The following table summarises the changes in deferred revenue:

Figures in million - SA rand	Note	2018	2017	2016
Deferred revenue advance received		6,555.4	-	-
Deferred revenue recognised during the period		(160.3)	-	-
Interest charge	5	160.3	-	-
Balance at the end of the year		6,555.4	-	-
Reconciliation of the non-current and current portion of the deferred revenue:
Deferred revenue		6,555.4	-	-
Current portion of deferred revenue		(30.1)	-	-
Non-current portion of deferred revenue		6,525.3	-	-

28.    Trade and other payables

Accounting policy

Trade and other payables, excluding payroll creditors and leave pay accrual are non-derivative financial liabilities categorised as other financial liabilities. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

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

Sibanye-Stillwater Annual Financial Report 2018	258

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Figures in million - SA rand	2018	2017	2016
Trade creditors	2,200.0	1,728.1	1,121.3
Accruals and other creditors	2,952.7	2,380.6	1,971.4
Other	85.7	167.7	109.4
Financial liabilities	5,238.4	4,276.4	3,202.1
Payroll creditors	1,465.3	1,253.5	867.7
Leave pay accrual	1,152.6	1,160.5	1,110.7
Total trade and other payables	7,856.3	6,690.4	5,180.5

Fair value of trade and other payables

The fair value of trade and other payables approximate the carrying value due to the short maturity.

Liquidity risk

Trade and other creditors are expected to be settled within 12 months from the reporting date.

29.    Cash generated by operations

Figures in million - SA rand	Notes	2018	2017	2016
(Loss)/profit for the year		(2,520.7)	(4,433.1)	3,042.7
Royalties	9.1	212.6	398.5	566.6
Mining and income tax	9.2	1,083.8	(2,946.6)	1,202.1
Interest income		(482.1)	(415.5)	(331.4)
Finance expense	5	3,134.7	2,971.8	903.1
(Loss)/profit before interest, royalties and tax		1,428.3	(4,424.9)	5,383.1
Non-cash and other adjusting items:
Amortisation and depreciation	4	6,613.8	5,699.7	4,041.9
Share-based payments	6	299.4	231.9	496.2
(Gain)/loss on financial instruments		(1,591.3)	764.0	1,094.6
Gain on foreign exchange differences		(241.3)	(546.8)	(418.0)
Share of results of equity-accounted investees after tax	15	(344.2)	(291.6)	(13.3)
Impairments	8	3,041.4	4,411.0	1,381.1
Gain on derecognition of borrowings and derivative financial instrument	24.4, 24.5	(230.0)	-	-
Occupational healthcare expense	26	15.4	1,106.9	-
Gain on acquisition		-	-	(2,178.6)
Other		(282.5)	147.7	49.3
Total cash generated by operations		8,709.0	7,097.9	9,836.3

30.    Change in working capital

Figures in million - SA rand	2018	2017	2016
Inventories	(924.8)	(937.7)	(35.5)
Trade and other receivables	(461.0)	(214.9)	(220.0)
Trade and other payables	315.8	630.3	17.9
Total change in working capital	(1,070.0)	(522.3)	(237.6)

31.    Financial instruments and risk management

Accounting policy

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

Sibanye-Stillwater Annual Financial Report 2018	259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

On derecognition of a financial asset or liability, the difference between the carrying amount of the asset or liability and the sum of the consideration received and cumulative gains recognised in equity is recognised in profit or loss.

31.1   Accounting classifications and measurement of fair values

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

31.2   Risk management activities

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

•	Commodity price risk management: commodity risk management takes place within limits and with counterparts as approved in the treasury framework.

Sibanye-Stillwater Annual Financial Report 2018	260

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

The carrying value of the financial assets represents the combined maximum credit risk exposure of the Group. Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the abovementioned investment risk management and counterparty exposure risk management policies, as discussed in note 20.

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

For additional disclosures, refer to note 24.

Working capital and going concern assessment

For the year ended 31 December 2018, the Group incurred a loss of R2,520.7 million (31 December 2017: R4,433.1 million). As at 31 December 2018 the Group’s current assets exceeded its current liabilities by R562.7 million (31 December 2017: R3,566.7 million) and during the year then ended the Group generated cash from operating activities of R12,197.2 million (31 December 2017: R2,740.7 million). The Group’s cash generated from operating activities during the year ended 31 December 2018 includes the R6,555.4 million (US$500 million) advance proceeds of the streaming transaction (refer to note 27).

Gold and PGMs are sold in US dollars, and while the majority of the gold operations costs and a substantial amount of the SA PGM operations costs are denominated in rand, the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate.

On 21 November 2018, AMCU, one of Sibanye-Stillwater’s unions, initiated a strike action at the gold operations. The AMCU union members are still not reporting for work in terms of a protected strike. The gold operations have continued during this period to produce approximately 40% of planned production and have implemented procedures to reduce operating cost during the strike action. It is unclear when employees will return to work and when the operations will return to full production. The gold operations have as a result operated at, and could continue to operate at, an adjusted EBITDA and cash flow loss during this period. While the PGM operations have to date generated sufficient cash flow to mostly mitigate the cash flow impacts of the strike action, the impact of the adjusted EBITDA losses from the gold operations will have a negative impact on future reported adjusted EBITDA and future reported covenant ratios.

With effect from 1 January 2019, in line with our mine to market strategy for the PGM operations, the offtake contract between the Rustenburg operation and Anglo American Platinum changed from a “Sale and Purchase of Concentrate” agreement to a tolling agreement. This means that Anglo American Platinum will no longer purchase concentrate from the Rustenburg operation on delivery of the concentrate, but will rather return the 4E refined metals to the Rustenburg operation approximately four months after delivery of the concentrate. Sibanye-Stillwater will then sell the refined metals in the market. The impact on future cash flows is not material, as Anglo American Platinum in terms of the previous Purchase of Concentrate agreement will continue to pay for the concentrate delivered up to December 2018 during quarter ending 31 March 2019. The change, however, will result in no adjusted EBITDA reported for the 4E metals produced by the Rustenburg operation during the quarter ending 31 March 2019. This will have a negative impact on the future 12 months rolling adjusted EBITDA and future covenant ratios for the Group, until quarter ending 31 March 2020.

Sibanye-Stillwater’s leverage ratio (net debt to adjusted EBITDA) at 31 December 2018 is 2.5. The US$600 million RCF and the R6.0 billion RCF (together RCFs), permit a leverage ratio of at most 3.5:1 through to 31 December 2019, and thereafter 2.5:1, calculated on a quarterly basis. Sibanye-Stillwater’s interest coverage ratio (or adjusted EBITDA to net finance charges) at 31 December 2018 is 4.9:1. The RCFs require an interest coverage ratio of at least 4.0:1 calculated on a quarterly basis. In order to accommodate a potential breach in covenant ratios resulting from the impact of the gold operations strike and the Rustenburg operation contract change occurring in the same period, a temporary covenant amendment allowing for no covenant measurements for the quarter ending 31 March 2019 has been requested from and approved by the lenders. At this time, management believe that the covenant ratio levels agreed will be complied with for the quarter ending 30 June 2019 and onwards. Sibanye-Stillwater will continue to monitor and ensure compliance with the covenants, as well as maintain sufficient committed undrawn debt facilities to ensure satisfactory liquidity for the Group.

The Group currently has committed undrawn debt facilities of R5,987.1 million at 31 December 2018 (2017: R3,652.5 million) following the US$250 million upsizing of the US dollar RCF in 2018. In order to maintain adequate liquidity, the refinancing of the R6.0 billion RCF, maturing on 15 November 2019, will be initiated during the first half of 2019. Utilising debt facilities may have a negative impact on the leverage ratio if drawn to fund operating losses. Consistent with its long-term strategy, Sibanye-Stillwater intends to deleverage, over time to its targeted leverage ratio of 1:1.

The Group is considering increasing operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. A consultation process in terms of Section 189A was launched on 14 February 2019. The Group may also, if necessary, consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring or, in the event

Sibanye-Stillwater Annual Financial Report 2018	261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

that other options are not deemed preferable or achievable by the Board, an equity capital raise. This gives management the operational and financing flexibility to continue to manage the operations and capital structure to ensure compliance with debt covenants.

The Lonmin plc (Lonmin) transaction (refer to note 35) may be completed during the quarter ending 30 June 2019. Management believe Lonmin has sufficient liquidity and will not have a negative impact on Sibanye-Stillwater’s debt levels post acquisition. Furthermore, management believe that Lonmin will contribute positively to consolidated adjusted EBITDA which will have a positive impact on Sibanye-Stillwater covenant levels post acquisition.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2018, therefore, have been prepared on a going concern basis.

Market risk

The Group is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, the Group may enter into derivative financial instruments to manage some of these exposures.

The effects of reasonable possible changes of relevant risk variables on profit or loss or shareholders’ equity are determined by relating the reasonable possible change in the risk variable to the balance of financial instruments at period end date.

The amounts generated from the sensitivity analyses are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

Foreign currency risk

Sibanye-Stillwater’s operations are all located in South Africa except for Stillwater and Mimosa, which are located in the US and Zimbabwe, respectively, and its revenues are sensitive to changes in the US dollar gold price and the rand/US dollar exchange rate (the exchange rate). Depreciation of the rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margin increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets over which Sibanye-Stillwater has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa.

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

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to US$600 million RCF (refer to note 24.1), US$350 million RCF (refer to note 24.3), US$ Convertible Bond (refer to note 24.5), Burnstone Debt (refer to note 24.7) and Franco-Nevada liability.

For additional disclosures, refer to notes 3 and 24.

Foreign currency economic hedging experience

During May 2017, the Group entered into a forward exchange contract to acquire US$779.1 million at R13.23/US$ on 15 June 2017 with the proceeds of the rights offer (refer to note 22) to partially repay the Stillwater Bridge facility (refer to note 24.8). The exchange rate on 15 June 2017 was R12.89/US$ and the Group recognised a loss on financial instruments of R283.2 million. During 2018 and 2016, no forward cover was taken out to cover various commitments of Sibanye-Stillwater’s operations.

As at 31 December 2018, Sibanye-Stillwater had the following foreign currency contract positions:

•	US$12.1 million at a weighted average rate of R14.11/US$.

As at 31 December 2017 and 2016, there no material foreign currency contract positions.

As of 26 March 2019, Sibanye-Stillwater had the following foreign currency positions:

•	US$14.0 million at a weighted average rate of R14.36/US$.

Commodity price risk

The market price of commodities has a significant effect on the results of operations of the Group and the ability of the Group to pay dividends and undertake capital expenditures. The gold and PGM basket prices has historically fluctuated widely and is affected by numerous industry factors over which the Group does not have any control. The aggregate effect of these factors on the gold and PGM basket prices, all of which are beyond the control of the Group, is impossible for the Group to predict. For additional disclosures, refer to note 18.

Sibanye-Stillwater Annual Financial Report 2018	262

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

Commodity price hedging experience

At 31 December 2018, Sibanye-Stillwater had the following gold commodity price hedges outstanding:

•	a total of 229,623oz at an average floor price of R17,615/oz (R566,335/kg) and capped price of R18,524/oz (R595,560/kg).

Commodity price contract position

As of 31 December 2018, 2017 and 2016, Sibanye-Stillwater had no outstanding commodity price contracts.

Interest rate risk

The Group’s income and operating cash flows are dependent of changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings.

For additional disclosures, refer to note 24.

32.    Commitments

Figures in million - SA rand	2018	2017	2016
Capital expenditure
Authorised	4,411.7	5,397.3	3,757.4
Kloof	970.2	1,200.8	1,256.0
Driefontein	830.9	724.5	780.4
Beatrix	218.0	210.1	130.0
Cooke	195.5	195.5	207.2
Burnstone	40.4	445.9	704.0
Kroondal	131.6	69.8	260.7
Platinum Mile	72.3	72.3	5.0
Rustenburg operation	1,830.0	2,478.3	413.0
Other	122.8	0.1	1.1
Contracted for	281.8	346.6	321.2
Other guarantees	266.7	266.7	55.5

Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to hostel upgrades, mining activities and infrastructure.

33.    Contingent liabilities

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

Dissenting shareholders

For disclosure of the dissenting shareholders contingent liability, refer to note 18.2.

Purported class action lawsuits

Two purported class action lawsuits have been filed against Sibanye Gold Limited (Sibanye-Stillwater), Neal Froneman and Charl Keyter (collectively the Defendants) in the US District Court for the Eastern District of New York, alleging violations of the US securities laws. The first lawsuit, Case No. 18-cv-03721, was filed on 27 June 2018 by Kevin Brandel, individually and on behalf of all other persons who purchased Sibanye-Stillwater securities between 7 April 2017 and 26 June 2018, inclusive (the Class Period). The second lawsuit, Case No. 18-cv-03902, was filed on 6 July 2018 by Lester Heuschen, Jr., also individually and on behalf of members of the Class Period

Sibanye-Stillwater Annual Financial Report 2018	263

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

(collectively, the Class Actions). The Class Actions allege that certain statements by Sibanye-Stillwater in its annual reports filed with the US Securities and Exchange Commission were false and/or misleading. Specifically, the Class Actions allege that Sibanye-Stillwater made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Actions seek an unspecific amount of damages.

The two lawsuits were consolidated into a single action, and lead plaintiff and lead counsel were appointed by the court, on 17 December 2018. Lead plaintiffs must file a consolidated amended complaint by 1 April 2019, and the Defendants must file an answer or otherwise request a pre-motion conference (which is procedurally required by the Court’s rules before a motion to dismiss may be filed (by16 May 2019). As the cases are still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Actions nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the cases vigorously.

34.    Related-party transactions

Sibanye-Stillwater entered into related-party transactions with Rand Refinery, and its subsidiaries during the year as detailed below. The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however in certain circumstances such as related-party loans, the transactions were not at arm’s length.

Rand Refinery

Rand Refinery, in which Sibanye-Stillwater holds a 44.4% interest, has an agreement with the Group whereby it refines all the Group’s gold production. No dividends were received during the years ended 31 December 2018, 2017 and 2016. For the year ended 31 December 2018, the group sold gold, paid refining fees to Rand Refinery and received interest.

The table below details the transactions and balances between the Group and its related-parties:

Figures in million - SA rand	Note	2018	2017	2016
Rand Refinery
Gold sales		616.2	-	-
Refining fees paid		(29.1)	(32.5)	(44.4)
Interest income	15.1	-	1.5	40.2
Loan receivable	15.1	-	-	403.9

Key management remuneration

The executive directors and prescribed officers were paid the following remuneration during the year:

Figures in thousands - SA rand	Salary	Cash bonus accrued for 2018 paid in 2019	Accrual of Forfeitable Share awards and Conditional Share proceeds	Pension scheme total contributions	Expense allowance and other benefits	2018	2017
Executive directors
Neal Froneman[1]	11,722	8,619	14,177	993	249	35,760	52,656
Charl Keyter	6,033	4,237	6,521	862	44	17,697	23,440
Prescribed officers			-
Chris Bateman[2]	7,944	4,160	2,773	291	1,717	16,885	7,269
Shadwick Bessit[3]	336	176	117	59	-	688	-
Hartley Dikgale	3,560	2,022	2,919	260	-	8,761	11,768
Dawie Mostert	3,674	2,352	3,585	501	-	10,112	12,044
Themba Nkosi	3,648	2,009	1,339	269	-	7,265	6,869
Wayne Robinson	4,330	2,440	3,804	351	-	10,925	9,268
Richard Stewart	3,774	2,500	6,293	419	-	12,986	11,288
Robert van Niekerk	4,868	3,221	4,878	541	-	13,508	17,424
Total	49,889	31,736	46,406	4,546	2,010	134,587	152,026

Remuneration may differ from that presented in the Integrated Annual Report 2018.

1 Entered into a dual service contract with effect 1 May 2018. Remuneration paid in US dollars was converted at the average exchange rate of R13.87/US$ for the eight months ended 31 December 2018.

2 Remuneration paid in US dollars was converted at the average exchange rate of R13.24/US$ for the year ended 31 December 2018. The other (cash) benefit represents the contracted payout of benefits arising from the treatment of unvested share-based remuneration in respect of the Stillwater Mining Company share plan, which comprised shares granted in the form of time-based restricted stock unit awards and performance-based restricted stock unit awards. In accordance with the change of control provisions of the Stillwater Mining Company share plan, on the acquisition of Stillwater Mining Company by Sibanye-Stillwater all shares (i.e. time-based restricted stock unit awards and performance-based restricted stock unit awards) were converted to a cash settlement at US$18/share with phased payments. No further performance criteria were to be applied with settlement subject to the prescribed officer remaining in the employment of Sibanye-Stillwater at 31 December to qualify for the payment. The final tranche is payable at 31 December 2019.

3 Appointed as prescribed officer 1 December 2018.

Sibanye-Stillwater Annual Financial Report 2018	264

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

The non-executive directors were paid the following fees during the year:

Figures in thousands - SA rand	Directors fees	Committee fees	Expense allowance	2018	2017
Tim Cumming	954	589	155	1,698	1,428
Savannah Danson	953	528	-	1,480	745
Barry Davison	953	696	-	1,649	1,555
Rick Menell	954	742	27	1,723	1,610
Sello Moloko	1,802	-	-	1,802	1,725
Nkosemntu Nika	922	513	-	1,435	1,285
Keith Rayner	954	695	74	1,723	1,545
Sue van der Merwe	954	536	-	1,491	1,223
Jerry Vilakazi	945	344	-	1,289	1,224
Total	9,392	4,643	257	14,291	12,340

The directors’ and prescribed officers’ share ownership at 31 December 2018 was:

	Number of shares		%
	2018	2017	2018	2017
Executive directors
Neal Froneman[1]	4,555,954	3,342,087	0.20	0.15
Charl Keyter[1]	1,530,119	1,212,745	0.07	0.06
Non-executive directors
Tim Cumming[1]	106	102	-	-
Barry Davison[1]	1,567,710	1,507,414	0.07	0.07
Rick Menell[1]	108,625	104,448	-	-
Sello Moloko[1]	111,534	107,245	-	-
Keith Rayner[1]	68,992	66,339	-	-
Sue van der Merwe[1]	1,028	988	-	-
Total share ownership by directors	7,944,068	6,341,368
Prescribed officers
Chris Bateman[1]	32,747	-	-	-
Shadwick Bessit[1]	219,782	-	0.01	-
Hartley Dikgale[1]	114,744	292,785	0.01	0.01
Dawie Mostert[1]	50,743	-	-	-
Themba Nkosi[1]	19,107	18,370	-	-
Wayne Robinson[1]	39,321	346	-	-
Richard Stewart[1]	421,653	102,971	0.02	-
Robert van Niekerk[1]	271,537	176,266	0.01	0.01
Total	9,113,702	6,932,106

1 Share ownership at the date of this report is unchanged.

None of the directors’ immediate families or associates held any direct shareholding in Sibanye-Stillwater’s issued share capital.

35.    Events after reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2018, other than those disclosed below.

Lonmin acquisition

On 14 December 2017, Sibanye-Stillwater announced that it had reached agreement with Lonmin on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). It is proposed that the Lonmin Acquisition will be effected by means of a scheme of arrangement between Lonmin and the Lonmin Shareholders under Part 26 of the UK Companies Act. Under the terms of the Lonmin Acquisition, each Lonmin Shareholder will be entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share.

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. On 21 November 2018, Sibanye-Stillwater announced that the Competition Tribunal has approved the proposed acquisition of Lonmin, subject to specific conditions. In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission, a further condition has been imposed by the Competition Tribunal, namely a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date. On 19 December 2018, Sibanye-Stillwater and Lonmin announced that the Association of Mineworkers and Construction Union had filed an appeal with the Competition Appeal Court of South Africa (the CAC) against the South African Competition Tribunal’s decision of 21 November 2018 to approve the Offer subject to certain specific conditions. In light of the appeal before the CAC, Sibanye-Stillwater and Lonmin have agreed, with the consent of the Panel, to extend the longstop date for the scheme to become unconditional and effective from 28 February 2019 to 30 June 2019.

Sibanye-Stillwater Annual Financial Report 2018	265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER

Section 189A consultations

On 14 February 2019, Sibanye-Stillwater entered into consultation with relevant stakeholders in terms of Section 189A, regarding the possible restructuring of its gold operations and associated services, pursuant to ongoing financial losses experienced at the Beatrix 1 and Driefontein 2,6,7,8 shafts during 2018. The initiation of a Section 189A consultation process follows numerous initiatives to contain losses at these operations, which have thus far proven to be unsuccessful. Through a formal Section 189A consultation process, the Company and affected stakeholders will together consider measures to avoid and mitigate possible retrenchments and seek alternatives to the potential cessation or downscaling of operations at the affected shafts.

Debt covenants

A temporary covenant amendment allowing for no covenant measurements for the quarter ending 31 March 2019 has been requested from and approved by the lenders.

US PGM operations’ deferred tax

The US PGM operations’ precious metals supply agreement was due for renegotiation, with the existing agreements expiring during the course of 2019. In March 2019, management successfully concluded a three year renegotiation of the contract. Management is in the process of assessing the economic impact of these changes for 2019, particularly around its trading activities, which now encompass the state of Pennsylvania. These changes will result in a favourable impact on the US region’s deferred tax liability, and the impact of these changes will be provided in the condensed consolidated interim financial statements for the six months ending 30 June 2019.

Sibanye-Stillwater Annual Financial Report 2018	266

SHAREHOLDER INFORMATION

Refis
Registered shareholder spread at 31 December 2018
	Number of holders	% of total shareholders[1]	Number of shares[2]	% of issued capital[1,3]
1—1,000 shares	13,216	72.10	1,987,547	0.09
1,001—10,000 shares	3,614	19.72	12,337,289	0.54
10,001 – 100,000 shares	1,134	6.19	35,042,377	1.55
100,001—1,000,000 shares	263	1.43	79,130,981	3.49
1,000,001 shares and above	102	0.56	2,137,762,297	94.33
Total	18,329	100.00	2,266,260,491	100.00

1 Figures may not add due to rounding.

2 As of 26 March 2019, the issued share capital of Sibanye-Stillwater consisted of 2,271,760,491 ordinary shares.

3 To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater.

Public and non-public shareholdings at 31 December 2018
	Number of holders	% of total shareholders[1]	Number of shares	% of issued capital[1]
Non-public shareholders	10	0.05	29,451,655	1.30
Directors	8	0.04	7,944,067	0.35
Share trust	1	0.01	19,233,755	0.85
Own holding	1	0.01	2,273,833	0.10
Public shareholders	18,319	99.95	2,236,808,836	98.70
Total	18,329	100.00	2,266,260,491	100.00

1  Figures may not add due to rounding.

Foreign custodians above 3% at 31 December 2018
	Number of shares	%
Bank of New York Depositary Receipts	566,937,909	26.14
State Street Bank and Trust Company	176,103,999	8.12
Citibank	78,318,008	3.61
J.P. Morgan Chase Bank NA	67,039,472	3.09

Beneficial shareholder categories at 31 December 2018
	Number of holders	% of total shareholders[1]	Number of shares	% of issued capital[1]
Other	17,282	94.29	1,451,457	0.08
Private investor	493	2.69	62,246,662	2.75
Unit trusts/ Mutual funds	215	1.17	424,492,828	18,73
Pension funds	109	0.59	274,525,090	12.11
Custodians	89	0.49	67,395,044	2.97
ADR	68	0.37	877,010,002	38.70
Insurance companies	18	0.10	34,300,032	1.51
Sovereign wealth	7	0.04	15,014,973	0.66
Exchange-Traded Fund	15	0.08	12,911,484	0.57
Medical aid scheme	6	0.03	519,744	0.02
Directors and employees	9	0.05	27,177,822	1.20
Charity	5	0.03	1,868,609	0.08
University	2	0.01	467,079	0.02
Hedge Fund	4	0.02	9,743,901	0.43
Local Authority	1	0.01	124,072	0.01
Corporate Holding	5	0.03	456,959,692	20.16
Investment Trust	1	0.01	52,000	0.00
Total	18,329	100.00	2,266,260,491	100.00

1  Figures may not add due to rounding.

Sibanye-Stillwater Annual Financial Report 2018	267

SHAREHOLDER INFORMATION continued

The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye-Stillwater’s management, between 2016 and 2018.

Investment management shareholdings more than 3% at 31 December[1]
	2018	2017		2016
	Number of shares	%	Number of shares	%	Number of shares	%
Public Investment Corporation (SOC) Limited	223,673,695	9.87	190,930,628	8.80	76,941,387	8.28
Exor Investments	184,601,372	8.15	-	-	-	-
Van Eck Associates Corporation	122,809,448	4.98	232,647,340	10.73	53,555,603	5.76
Investec Asset Management	113,304,131	5.00	145,619,201	6.71	9,026,558	0.97
Hosking Partners LLP	86,245,293	3.81	47,388,289	2.19	9,998,424	1.08
Dimensional Fund Advisors	71,657,654	3.16	60,314,329	2.78	22,462,462	2.42
BlackRock Inc	37,035,123	1.63	92,159,514	4.25	34,764,380	3.74

1  A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 3% or more of the issued share capital of Sibanye-Stillwater as of 26 March 2019 is set forth below:

	Number of shares	%
Public Investment Corporation (SOC) Limited	215,384,200	9.50
Exor Investments	182,381,372	8.05
Investec Asset Management	175,184,102	7.73
Van Eck Associates Corporation	107,085,692	4.73

Beneficial shareholdings more than 3% at 31 December[1]
	2018		2017		2016
	Number of shares	%	Number of shares	%	Number of shares	%
Gold One International Limited	454,608,714	20.06	427,945,215	19.73	185,386,079	19.96
Government Employees Pension Fund (PIC)	230,531,383	10.17	220,118,742	10.15	83,435,716	8.98

1  A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 3% or more of the issued share capital of Sibanye-Stillwater as of 26 March 2019 is set forth below:

	Number of shares	%
Gold One	448,891,942	19.81
Government Employees Pension Fund (PIC)	215,384,200	9.50

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

Sibanye-Stillwater Annual Financial Report 2018	268

ADMINISTRATION AND CORPORATE INFORMATION

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

Bridgeview House

Ground Floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel:  +27 11 278 9600

Fax: +27 11 278 9863

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email:

lerato.matlosa@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Timothy Cumming[1]

Savannah Danson[1]

Barry Davison[1,2]

Harry Kenyan-Slaney[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

[2] Retiring on 28 May 2019

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel:  +27 10 493 6923

Email:

james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31

Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel:  +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

For the year ended 31 December 2018

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown

Johannesburg 2193

South Africa

Tel:  +27 11 647 7111

For the year ending 31 December 2019

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton

Johannesburg 2196

South Africa

Tel:  +27 11 772 3000

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

South Africa

PO Box 61051

Marshalltown 2107

South Africa

Tel:  +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

United Kingdom

Tel:  0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email:

ssd@capitaregistrars.com

Sibanye-Stillwater Annual Financial Report 2018	269

RISK FACTORS

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on our business, operating results and financial condition, resulting in a decline in the trading price of Sibanye-Stillwater’s ordinary shares or American Depositary Shares (ADSs). The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.

RISKS RELATED TO SIBANYE-STILLWATER’S BUSINESS

Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits

In recent years, governments, communities, non-governmental organisations (NGOs) and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Sibanye-Stillwater’s business, operating results and financial condition.

In December 2017, during the African National Congress’s (ANC) national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilising the agricultural sector, endangering food security or undermining economic growth and job creation. On 27 February 2018, the National Assembly assigned the Constitutional Review Committee (CRC) to review section 25 of South Africa’s Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation. The CRC had a deadline until 30 August 2018 to report their findings to the National Assembly. At this stage, it is not clear what recommendations the CRC may make. In the event that the CRC recommends a Constitutional amendment in favour of expropriation without compensation, various procedural milestones would need to occur, including a bill amending section 25 of the Constitution approved by a majority of the National Assembly, as well as six of the nine provinces of the National Council of Provinces (the NCOP) and signed by the President, among others. On 13 March 2019, the CRC announced that the work to amend section 25 of South Africa’s Constitution would not be finished before the South African general elections in May 2019 and that the new Parliament will be tasked to take up this matter after the elections are complete.

Section 5(3) of the MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations.

In South Africa, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalisation for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. For example, Sibanye-Stillwater is engaged in a dispute regarding the valuation of certain property for the purposes of property-related taxes calculation with a South African municipality. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.

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

Economic, political or social instability affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-Stillwater’s operations and profits

Sibanye-Stillwater is a South African domiciled company with the majority of its operations located within South Africa. Changes to or increased instability in the economic, political or social environment in South Africa or in surrounding countries could create uncertainty, which discourages investment in the region and may affect an investment in Sibanye-Stillwater. In addition, socio-political instability and unrest may also disrupt Sibanye-Stillwater’s business and operations, compromise safety and security, increase costs, affect employee morale, impact Sibanye-Stillwater’s ability to deliver under its operational plans, create uncertainty regarding mining licences and cause reputational damage. Any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

In February 2018, Jacob Zuma resigned as President of South Africa and was replaced by Cyril Ramaphosa. South Africa is expected to hold its next elections on 8 May 2019. It is not certain what if any, other political, economic or social impacts either Cyril Ramaphosa or another elected President will have on South Africa, or on Sibanye-Stillwater specifically. High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to

Sibanye-Stillwater Form 20-F 2018	270

RISK FACTORS continued

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

In March 2019, the President of South Africa, Cyril Ramaphosa, announced in parliament that South Africa would move forward with the nationalisation of the SARB. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by the nationalisation process, whether or not completed, may impact the general business environment in South Africa, including businesses such as Sibanye-Stillwater. In addition, such process may create issues with the movement of funds into or out of South Africa. Any such negative impact on the South African economy may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.

In addition, while the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a programme of nationalisation. See —Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits. Any threats, or actual proceedings, to nationalise any of Sibanye-Stillwater’s assets, could halt or curtail operations, resulting in a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition and could cause the value of Sibanye-Stillwater’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

In addition, economic and political instability in regions outside of South Africa or in surrounding countries, such as the ongoing negotiations surrounding the United Kingdom’s exit from the European Union, may result in unavoidable uncertainties and events that could negatively affect costs of business, cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions and contribute instability in political institutions, regulatory agencies and financial markets. Any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

A further downgrade of South Africa’s credit rating may have an adverse effect on Sibanye-Stillwater’s ability to secure financing

Prior to 2017, the challenges facing the mining industry and other sectors, among other factors, had resulted in the downgrading of South Africa’s sovereign credit rating to non-investment grade, or junk, by Standard & Poor’s and Fitch Ratings. On 23 November 2017, Standard & Poor’s further downgraded South Africa’s sovereign credit rating to BB with a stable outlook due to, among other things, declining consumption on a per capita basis, economic growth performance that is among the weakest of emerging market sovereigns and income inequality that is among the highest in the world. On 23 November 2017, Fitch Ratings reaffirmed South Africa’s sovereign credit rating of BB+ with a negative outlook. On 9 June 2017, Moody’s downgraded South Africa’s sovereign credit rating to Baa3 with a negative outlook. On 23 March 2018, Moody’s affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable, citing the beginning of reform under President Ramaphosa. On 26 May 2018, Standard & Poor’s affirmed its BB sovereign credit rating of South Africa with a stable outlook.

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

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of “social licence to operate”, which could adversely impact Sibanye-Stillwater’s business, operating results and financial condition

Many mining companies face increasing pressure over their “social licence to operate”, which can be understood as the acceptance of the activities of these companies by stakeholders. While formal permission to operate is ultimately granted by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively and profitably.

These businesses are under pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, the environment, human rights and other key sustainability issues are responsibly managed and stakeholders, such as employees, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.

In order to maintain its social licence to operate, Sibanye-Stillwater may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Sibanye-Stillwater operates have been exacerbated by high unemployment and violent crime rates, forced resettlement of residents, environmental incidents and blasting.

Sibanye-Stillwater Form 20-F 2018	271

RISK FACTORS continued

Responsive measures may require Sibanye-Stillwater to take costly and time consuming remedial measures, including the full restoration of livelihoods of those impacted. In addition, Sibanye-Stillwater is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the social and labour plans (SLPs) provisions of our mining rights must make provision for local economic development, among other obligations. See —Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute. In addition, as Sibanye-Stillwater has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

In the United States two environmental groups had an anti-mining initiation placed on the ballot in the November 2018 general election in the state of Montana. Citizen Initiative 186 (I-186) would have required the state’s Department of Environmental Equality to deny a permit for any new hard-rock mine, unless the mine’s reclamation plan provided clear and convincing evidence that the mine would not require perpetual treatment of water polluted by acid mine drainage (AMD) or other contaminants. Although Montana voted down the initiative in the general election, there is no guarantee that similar regulatory challenges will not be encountered in the future.

Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on Sibanye-Stillwater’s resources and could increase capital and operating costs and have a material adverse effect on our reputation, business, operating results and financial condition.

Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents

Nearly all of our operating shafts and processing plants at our gold and PGM operations, including those of our recently acquired assets (and the operations of Lonmin (the acquisition of which remains subject to the satisfaction or waiver of a number of conditions (including, but not limited to, the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the High Court of Justice in England & Wales) as well as an appeal before the Competition Appeal Court of South Africa against the South African Competition Tribunal’s decision to approve the Lonmin Acquisition subject to certain conditions imposed on Sibanye-Stillwater)), are relatively mature. Maintaining this infrastructure requires skilled human resources, capital allocation, management and regular, planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards, more than normal maintenance and care is required. Although we have a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on our business, operating results and financial condition.

Due to the nature of deep level mining and the extensive environmental footprint of Sibanye-Stillwater’s operations, environmental hazards, industrial accidents, seismic activity, mining accidents and pollution may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial and regulatory liabilities

Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting ore or wall rock characteristics, ground or slope failures, rock bursts, wild fires, radioactivity and other accidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials.

We have experienced and continue to remain at risk of experiencing environmental and other industrial hazards, as well as industrial and mining accidents, and we are more susceptible, particularly at our South African operations, than other mining operations to certain of these risks due to mining at depth. In the first six months of 2018 in particular, there were two anomalous safety incidents at Sibanye-Stillwater’s South African operations, which resulted in the death of 12 colleagues (out of 24 total fatalities for the year: 21 fatalities at Sibanye-Stillwater’s South African gold operations and three at Sibanye-Stillwater’s South African PGM operations in a number of incidents). Any future such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Seismic activity is of particular concern in the underground mining environment, particularly in South Africa, as a consequence of the extent and depth of mining. Seismic events have caused death and injury to employees and contractors, and may result in safety-related stoppages. On 3 May 2018, a seismic event at the Masakhane mine at the Group’s Driefontein operations resulted in the death of seven employees and injury of six employees. At the Ikamva and Manyano mines at the Group’s Kloof operations, five employees suffered non-fatal injuries due to seismic events on 21-22 May 2018. Additionally, seismic activity has also caused a loss of mining equipment, damage to, and destruction of mineral properties and production facilities, monetary losses, environmental damages and potential legal liabilities.

In addition, on 11 June 2018, at Sibanye-Stillwater’s Kloof Ikamva shaft, five employees succumbed to heat exhaustion after they entered a temporarily suspended and appropriately barricaded area, without authorisation and contrary to company policies. The occurrence of these or similar events has and could lead to employee fatalities or injuries, the suspension of operations, the delay or halt of production, mine closures and could negatively impact planned production levels. Any future such events could have a material adverse effect on the Group’s business, operating results and financial condition.

Furthermore, there are risks that relevant regulators, such as the South African Department of Mineral Resources (DMR) in South Africa and the Mine Safety and Health Administration (MSHA) or the Occupational Safety and Health Administration (OHSA) in the United States, may impose fines and work stoppages (known as Section 54 stoppages in South Africa) for non-compliant mining operating procedures and activities, which could reduce or halt production until lifted. The occurrence of any of these events could delay or halt production, increase production costs and

Sibanye-Stillwater Form 20-F 2018	272

RISK FACTORS continued

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

In addition, the relevant environmental authorities have issued and may issue administrative directives and compliance notices in the future to enforce the provisions of the relevant statutes (including, but not limited to, the National Environmental Management Act, 1998 (Act No 107 of 1998) (NEMA), the National Water Act, 1998 (Act No 36 of 1998) (National Water Act), the National Environmental Management: Air Quality Act, 2004 (Act No 39 of 2004) and the National Environmental Management: Waste Act, 2008 (Act No 59 of 2008) in South Africa, as well as the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Metals Mines Reclamation Act in the United States) to take specific anti-pollution measures, continue with those measures and/or to complete those measures. The authorities may also order the suspension of part or all of Sibanye-Stillwater’s operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offense and an offender may be liable for a fine or imprisonment, or both.

As a result, the occurrence of any of these events may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute

Our operations in South Africa are subject to legislation regulating mineral rights. This includes Broad-Based Black Economic Empowerment (BBBEE) legislation designed to effect the entry and participation of HDSAs into the mining industry and increase their participation in the South African economy.

The MPRDA, which came into effect on 1 May 2004, transferred ownership of the mineral resources of South Africa to the South African people, with the South African government acting as custodian thereof in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for HDSAs who wish to participate in the South African mining industry and advance social and economic development. Through the DMR, the South African government, as custodian, exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant the rights required to prospect and mine for minerals, including through the imposition of terms and conditions. The MPRDA required mining companies to apply for the right to mine and/or prospect and to apply for the conversion of “old order” prospecting rights and mining rights to “new order” mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the granting of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the Mining Charter published pursuant to the MPRDA (the Mining Charter). The MPRDA also required that mining companies submit to the DMR SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning. In order to give content to the broad-based socio-economic empowerment requirements to the mining industry, the DMR published the Mining Charter, which became effective on 1 May 2004. The Mining Charter required 26% HDSA ownership by the 2014 deadline.

In 2010, the DMR introduced the Amended Mining Charter containing guidelines envisaging, among other things, that mining companies should achieve a minimum of 40% of HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level.

On 31 March 2015, the Chamber of Mines (Chamber), which is now known as the Mineral Council SA, reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of shares or for other reasons should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the Mining Charter and the Amended Mining Charter. The position of the Chamber (including Sibanye-Stillwater) is that such historical empowerment transactions should be included in the calculation of HDSA ownership.

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

The DMR published a new mining charter (the New Mining Charter) which came into effect on 15 June 2017. The Chamber launched an urgent application (the Interdict Application) in the High Court of South Africa, Gauteng Division, Pretoria (the Gauteng Division High Court) to interdict the implementation of the New Mining Charter, pending an application by the Chamber (the Chamber Application) to set the New Mining Charter aside on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMR in developing the New Mining Charter had been seriously flawed. However, the Minister of Mineral Resources and the Chamber reached an agreement on 13 September 2017 under which the Minister of Mineral Resources undertook to suspend the New Mining Charter pending the outcome of the Chamber Application. The Chamber Application has been postponed indefinitely by agreement between the DMR and the Chamber on the basis that the Chamber has entered into a new round of discussions with the newly elected President of South Africa, Cyril Ramaphosa, and the new Minister of Mineral Resources, Gwede Mantashe. On 19 February 2018, the Gauteng Division High Court ordered that the DMR and the Chamber must also involve communities affected by mining activities in these new discussions over the New Mining Charter. On

Sibanye-Stillwater Form 20-F 2018	273

RISK FACTORS continued

4 April 2018, the Gauteng Division High Court issued a judgment finding that, once the DMR has considered and granted a mining right application in terms of the MPRDA, then the holder of the mining right will not be legally obligated to restore the percentage ownership (irrespective of how it was measured) to the 26% HDSA ownership target referred to in the Mining Charter and in the Amended Mining Charter where HDSA shareholding has fallen below the 26% requirement. This judgment applies to old order rights converted in terms of the MPRDA but does not apply where the terms and conditions of the right itself stipulated that the 26% HDSA ownership had to be retained.

On 19 April 2018, the DMR filed a notice of intention to appeal the Gauteng Division High Court’s judgment. If the DMR’s appeal is successful, then existing and new holders of mining rights will need to comply with the New Mining Charter, which may require, among other things, a further issuance of Sibanye-Stillwater shares to comply with the new ownership requirements, limitation on procurement, changes to management and the payment of additional fees and levies as set out in the New Mining Charter.

On 15 June 2018, the Draft Mining Charter 2018 was published for a 30-day public comment period. On 27 September 2018, the Mining Charter 2018 was promulgated and came into effect. The Mining Charter 2018 effectively repealed the Mining Charter, 2002 and the Amended Mining Charter.

Some material changes contemplated in the Mining Charter 2018 include: (i) existing mining right holders, who had achieved a minimum of 26% HDSA ownership on the date of commencement of the Mining Charter 2018, shall be recognised as being compliant for the duration of that mining right; (ii) existing mining right holders who, at any stage during the existence of their mining right, achieved 26% HDSA ownership, but subsequently (prior to the commencement of the Mining Charter 2018) HDSA shareholders exited, resulting in HDSA ownership falling below 26%, shall be recognised as compliant for the duration of the mining right; and (iii) recognition of any mining right holder as being compliant in regards to historical HDSA ownership, lapses upon the transfer of the mining right or a part thereof and such recognition would not be applicable to any new applications for a mining right.

In addition, under the Mining Charter 2018, the renewal of existing mining rights shall be subject to the mining charter requirements that were applicable at the time a mining right renewal application was lodged with the DMR (i.e. any application for renewal lodged prior to 27 September 2018 will be processed in accordance with the Mining Charter, 2010, as read with the Amended Mining Charter, and all renewal applications lodged on or after 27 September 2018 in terms of Mining Charter 2018). A category for pending applications is provided for all applications that have been both lodged and accepted prior to the commencement of the Mining Charter 2018 and such applications are to be processed in terms of the Amended Mining Charter with a 26% HDSA ownership requirement. However, once a mining right is granted and executed, the holder of the mining right is required to achieve a minimum of 30% HDSA ownership within a period of five years from the effective date of the mining right.

For all applications for new mining rights, the Mining Charter 2018 requires a minimum of 30% HDSA ownership. At a minimum, the HDSA ownership must be comprised as follows: (i) 5% non-transferrable carried interest to qualifying employees; (ii) 5% non-transferrable carried interest to host communities; and (iii) 20% effective ownership in the form of shares by a BEE entrepreneur. There have also been material adjustments to the minimum compliance requirements relating to, amongst other things, employment equity, inclusive procurement and supplier and enterprise development, which all mining companies must comply with within five years from the commencement of the Mining Charter 2018.

On 26 March 2019, the Chamber filed an application in the High Court of South Africa, Gauteng Division, Pretoria for the judicial review and setting aside of certain clauses of the Mining Charter 2018. In the alternative to the above, the Chamber may apply for a declaratory judgment confirming that the relevant clauses in the Mining Charter 2018 are inconsistent with the principle of legality as enshrined in the South African Constitution, 1996 and ask that they be set aside. Should this application be unopposed, it is anticipated to be heard on or about 4 September 2019. For further details, see —Additional Information—Environmental and Regulatory Matters—Mineral Rights.

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

In terms of section 47 of the MPRDA, the Minister of Mineral Resources may suspend or cancel the existing mining rights, or under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Sibanye-Stillwater, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerment requirements. If the Minister of Mineral Resources were to determine that Sibanye-Stillwater is not in compliance with the requirements of the MPRDA and its empowerment requirements, Sibanye-Stillwater may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

There is currently uncertainty whether mining companies are, in addition to required compliance with the MPRDA, required to comply with the BBBEE Act, 2003 (the BBBEE Act) and the BBBEE Codes, which apply generally to other industries in South Africa. The MPRDA does not require mining companies to comply with the BBBEE Act and the BBBEE Codes.

If the DMR were to determine that Sibanye-Stillwater is not in compliance with the MPRDA, for any reason, including HDSA ownership, Sibanye-Stillwater may challenge such a decision in court. Any such court action may be expensive and there is no guarantee that Sibanye-Stillwater’s challenge would be successful.

There is no guarantee that any steps Sibanye-Stillwater has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favourable than the terms of its current mining rights. Any further adjustment to the ownership structure of Sibanye-Stillwater’s South African mining assets in order to meet BBBEE requirements could have a material adverse effect on the value of Sibanye-Stillwater’s securities.

In addition, an amendment bill to the MPRDA, namely the MPRDB, was passed by both the National Assembly and the NCOP on 27 March 2014. In January 2015, the President referred the MPRDB back to Parliament for reconsideration and on 1 November 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDB in the National Assembly and a slightly revised version of the MPRDB was

Sibanye-Stillwater Form 20-F 2018	274

RISK FACTORS continued

passed by the National Assembly and referred to the NCOP. On 3 March 2017, the National Assembly passed certain minor amendments to the MPRDB. The National Assembly has referred the MPRDB to the NCOP where the Select Committee had received comments on the draft legislation. On 16 February 2018, President Ramaphosa announced that the MPRDB was at an advanced stage in Parliament. On 22 August 2018, the Minister of Mineral Resources announced his desire for the MPRDB to be withdrawn. The MPRDB has remained under consideration in the National Council of Provinces for several months.

Any such change in law could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Title to Sibanye-Stillwater’s properties may be subject to challenge

Certain of Sibanye-Stillwater’s properties may be subject to the rights or the asserted rights of various occupants or claimants to land under restitution and other legislation, which could have an impact on Sibanye-Stillwater’s ability to develop or operate its mining interests. For example, in South Africa, the Extension of Security of Tenure Act (1997), the Restitution of Land Rights Act (1994) and the Prevention of Illegal Eviction from and Unlawful Occupation of Land Act (1998) and the Labour Tenants Act (1996) protect various rights to claim and occupy land. Such legislation is complex and sets out the requirements as to how land owners are to deal with certain rights. There is no assurance that Sibanye-Stillwater will be able to successfully predict when these land owner rights will be challenged, which could therefore negatively affect the business results of new or existing projects. Where consultation with occupants or claimants to land is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations. For example, in September 2018, a notice of a land claim over certain of the Kroondal operations property was published in the Government Gazette, which Sibanye-Stillwater is opposing. Title to Sibanye-Stillwater’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title review does not necessarily preclude third parties from contesting ownership.

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

Sibanye-Stillwater may experience unforeseen difficulties, delays or costs in implementing its business strategy and operational plan

The ability to grow the business will depend on the successful implementation of Sibanye-Stillwater’s existing and proposed strategic initiatives and operational plans at its historic operations, recently acquired operations and proposed acquisitions.

The successful implementation of Sibanye-Stillwater’s strategic initiatives and operational plans depend upon many factors, including those outside its control. Sibanye-Stillwater may prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Sibanye-Stillwater’s business strategy and plans, and such strategy and plans may not result in the anticipated benefits. For example, factors such as volatility in commodity pricing, high fixed costs, safety related issues, organised labour action and technical issues may result in a failure to meet operations targets or strategic goals. See —Due to the nature of deep level mining and the extensive environmental footprint of Sibanye-Stillwater’s operations, environmental hazards, industrial accidents, seismic activity, mining accidents and pollution may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial regulatory liabilities, —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity, —Sibanye-Stillwater’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves, —Our business is subject to high fixed costs which may impact its profitability, —Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations and —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations. Any such difficulties, delays or costs could prevent Sibanye-Stillwater from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

In addition, any existing or future initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of the above could have a negative impact on Sibanye-Stillwater’s business, operating results and financial condition.

Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations

Sibanye-Stillwater’s revenue from its gold and platinum mining operations is primarily derived from the sale of gold and PGMs that they produce. Sibanye-Stillwater does not generally enter into commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold or PGM production. However, Sibanye-Stillwater may consider commodity derivatives or other hedging from time to time to protect cash flows of marginal assets. As a result, it is generally fully exposed to changes in the gold and PGM prices, which could lead to reduced revenue should the gold or PGM price decline. For example, during the year ended 31 December 2018, the gold price fluctuated between US$1,777/oz and US$1,360/oz. During the year ended 31 December 2018, the platinum, palladium and rhodium price fluctuated

Sibanye-Stillwater Form 20-F 2018	275

RISK FACTORS continued

between US$770/oz and US$1,025/oz, US$857/oz and US$1,276/oz, and US$1,690/oz and US$2,600/oz, respectively. In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay.

The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. For example, gold has historically been used as a hedge against unstable or lower economic performance, thus improved economic performance, particularly in the United States, may have a negative impact on the price for gold. After falling 45% between September 2011 and December 2015, when it hit a low of US$1,060/oz, the gold price recovered in fiscal 2017 hitting US$1,300/oz, before slightly declining again to US$1,285/oz at the end of fiscal 2018. The market price for PGMs has been similarly volatile. Should the gold or PGM price decline below Sibanye-Stillwater’s production costs, it may experience losses and, should this situation remain for an extended period, Sibanye-Stillwater may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. Sibanye-Stillwater might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold or PGM price volatility may also adversely affect Sibanye-Stillwater’s ability to undertake new capital projects or to make other long-term strategic decisions. The use of lower gold and PGM prices in reserve calculations and Life of Mine (LoM) plans could also result in material impairments of Sibanye-Stillwater’s investment in gold or PGM mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortisation, reclamation and closure charges.

In addition, changes in demand drivers for PGMs may cause the prices of PGMs to fall over the short or long term. For example, high PGM prices may cause demand destruction, which would cause the price of such PGMs to fall. In addition, the increase in the number of electric cars in the future may reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline powered vehicles.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially harmed if there is a material change in the value of the Rand

Gold and PGMs are principally sold throughout the world in US dollars, but Sibanye-Stillwater’s costs of production at its operations in South Africa are primarily incurred in Rand. Recent volatility in the Rand has made our costs and results of operations less predictable than when currency exchange rates are more stable. The Rand has experienced significant devaluation against the US dollar falling from R10.34/US$ as at 31 December 2013 to R15.54/US$ as at 31 December 2015, before strengthening again to R14.35/US$ as at 31 December 2018. Any significant increase or appreciation of the Rand against the US dollar would increase our operating costs in US dollar terms, and reduce revenue in Rand terms, which could materially adversely affect our operating results and financial condition from the South African operations. Conversely, a weakening of the Rand may result in higher inflation in South Africa, which would increase the prices Sibanye-Stillwater pays for products and services. In light of these factors and the likely impact on cash flow, our management regularly re-evaluates its current growth capital expenditure plans. This includes reviewing the planned 2019 capital profile at all operations and projects. Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve, and/or currency exchange rate volatility has subsided. Should a strong Rand/US dollar exchange rate persist without a corresponding gain in commodity prices, the Group may consider increasing operational flexibility by adjusting mine plans, reducing capital expenditure, selling assets and, if necessary, consider options to increase funding flexibility. Also see —Sibanye-Stillwater has a large amount of indebtedness and is subject to various covenants and restrictions, and failure to comply with the covenants or difficulties in obtaining additional financing or refinancing could adversely affect Sibanye-Stillwater’s business, operating results and financial condition. All of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Increased regulatory oversight, uncertainty relating to the London Interbank Offered Rate (LIBOR) calculation process and potential phasing out of LIBOR after 2021 may adversely affect the amounts of interest Sibanye-Stillwater pays under its debt arrangements and adversely affect Sibanye-Stillwater’s business, operating results and financial condition

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We have used LIBOR as a reference rate in certain of our credit facilities and loans, such that the interest due to our creditors pursuant to these loans is calculated using LIBOR. As of 31 December 2018, we had outstanding approximately R3,871.6 million (US$269.8 million) of debt that was indexed to LIBOR.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (BBA) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

On July 27, 2017, the United Kingdom Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (the FCA Announcement). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. The Secured Overnight Financing Rate, has been proposed by the Alternative Reference Rate Committee, a committee convened by the US Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace US Dollar LIBOR. It is not possible currently to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing

Sibanye-Stillwater Form 20-F 2018	276

RISK FACTORS continued

terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest Sibanye-Stillwater pays under its credit facilities and any other financing arrangements may be adversely affected which may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater has a large amount of indebtedness and is subject to various covenants and restrictions, and failure to comply with the covenants or difficulties in obtaining additional financing or refinancing could adversely affect Sibanye-Stillwater’s business, operating results and financial condition

In order to conclude the Stillwater acquisition, Sibanye-Stillwater temporarily increased its debt. The Group raised a US$2.65 billion bridge loan for the Stillwater Acquisition, which was subsequently refinanced through a US$1 billion rights offering, a US$1.05 billion bond offering and a US$450 million convertible bond. As a result of the increased borrowing, Sibanye-Stillwater’s leverage ratio increased from 0.6 times as at 31 December 2016 to 2.6 times as at 31 December 2017, and to 2.5 times as at 31 December 2018. As at 31 December 2018 Sibanye-Stillwater had committed undrawn debt facilities of R5,987 million. Sibanye-Stillwater’s credit facilities contain financial and/or other covenants and restrictions. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities. Specifically, Sibanye-Stillwater’s borrowing facilities permit a leverage ratio of 3.5:1 through to 31 December 2019, and 2.5:1, thereafter, calculated on a quarterly basis. Although Sibanye-Stillwater plans to deleverage over time to its targeted leverage ratio of no greater than 1.0:1, there can be no guarantee that this will be achieved.

Sibanye-Stillwater is also required to make production deliveries under the precious metals purchase agreement with Wheaton Precious Metals International Ltd. (Wheaton International) (the Streaming Agreement), which could make obtaining additional financing on favourable terms more difficult to arrange. Furthermore, there is no certainty that Sibanye-Stillwater will receive all funds pursuant to the Streaming Agreement, or that it will be able to meet its delivery obligations thereunder.

In the near-term, Sibanye-Stillwater expects to manage its liquidity needs from cash generated by its operations, cash on hand, the committed and unutilised debt facilities, as well as additional funding opportunities. Sibanye-Stillwater, if necessary in order to manage its covenants, may also consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring or in the event that other options are not deemed preferable by the Board, an equity capital raise. However, there can be no assurance that funding will be available to Sibanye-Stillwater on acceptable terms, if at all, and that any of the measures which Sibanye-Stillwater may undertake to increase liquidity or actively manage its covenants would be successful. If Sibanye-Stillwater’s cost of debt were to increase or if it were to encounter other difficulties in obtaining financing, its sources of funding may not match its financing needs, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity

Sibanye-Stillwater’s workforce is unionised across all its operations, with a total of approximately 65,000 employees as of 31 December 2018. Organised labour dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and as such, they have had, and may in the future have, a material adverse impact on our operations, production and financial performance. A recent increase in union activity and labour unrest in South Africa has resulted in more frequent industrial disputes and extended negotiations that have, along with other factors, negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. For example, AMCU called a brief strike at the Kroondal operations during May 2016, which was later interdicted by the Labour Court of South Africa on the basis that it was unprotected. Between 6 June 2017 and 3 July 2017, despite communication with employees and agreement with the National Union of Mineworkers (NUM), employees at Cooke embarked on an unprotected strike following the implementation of measures to combat illegal mining following signs of collusion between illegal miners and employees. The illegal mining threatened the sustainability of the Cooke operations and posed a significant risk to the safety of employees and the surrounding communities. As a result of assisting illegal miners, 77 employees were arrested. Following a court interdict obtained by Sibanye-Stillwater on 8 June 2017, disciplinary measures were taken against striking employees, resulting in the dismissal of 99 employees, 407 employees being placed on final warnings and forfeiting their salaries and a further 869 employees forfeiting annual leave, in order to compensate for non-productive shifts. Approximately 300kg of planned gold production, equivalent to about R160 million in revenue, was lost at the Cooke operations during the strike. Also see —Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability.

In October 2015, Sibanye-Stillwater concluded a three-year labour agreement with NUM, UASA and Solidarity in relation to Sibanye-Stillwater’s gold mines, but AMCU, which currently has minority recognition status at Beatrix and Kloof and majority status at Driefontein, rejected, and continued to reject, further alternative offers made by Sibanye-Stillwater. Despite the acceptance of the labour agreement by NUM, UASA and Solidarity, and the extension thereof to all other employees, during March 2016, AMCU threatened industrial action should a higher wage not be agreed. This was averted by Sibanye-Stillwater entering into an agreement with AMCU for a marginally higher wage. In November 2017, Sibanye-Stillwater entered into a three-year wage agreement with AMCU, NUM and Solidarity at the Kroondal operations effective from 1 July 2017.

In November 2018, Sibanye-Stillwater concluded a three-year wage agreement, in respect of wages and conditions of service for the period 1 July 2018 to 30 June 2021, with NUM, UASA and Solidarity in relation to Sibanye-Stillwater’s gold mines and service companies. Subsequently, despite ongoing attempts by Sibanye-Stillwater to reach a fair and reasonable outcome during negotiations with AMCU representatives, on 19 November 2018, Sibanye-Stillwater received notice from AMCU that it intended to embark on a protected strike action at Sibanye-Stillwater’s gold mines, effective starting 21 November 2018. On 13 December 2018, Sibanye-Stillwater, NUM, UASA and Solidarity entered into an additional wage agreement, extending the November 2018 wage agreement to other employees at Sibanye-Stillwater’s gold mines who were not parties to the November 2018 wage agreement. In response to the November 2018 strike, Sibanye-Stillwater launched an urgent application to interdict the

Sibanye-Stillwater Form 20-F 2018	277

RISK FACTORS continued

strike. On 21 December 2018, the Labour Court dismissed Sibanye-Stillwater’s application on the basis that there was insufficient evidence to demonstrate that NUM, UASA and Solidarity collectively had the majority of Sibanye-Stillwater’s employees as their members.

On 14 January 2019, Sibanye-Stillwater received an additional notice from AMCU, that it intended to embark on a secondary, protected strike at Sibanye-Stillwater’s South African PGM operations in support of the primary strike at Sibanye-Stillwater’s South African gold operations. In response to the secondary strike, on 18 January 2019, Sibanye-Stillwater launched an urgent application to interdict the primary strike on an interim basis, contending that the strike was unprotected because the wage agreement had been extended to employees who were non-parties, and thus such employees could not continue the strike concerning wages. On 22 January 2019, the secondary strike took place for one day with partial support from AMCU. On 8 February 2019, Sibanye-Stillwater’s application to interdict the strike was dismissed due to the fact that the Court upheld AMCU’s special plea that the matter was res judicata. On 14 February 2019, AMCU launched an urgent application seeking an order declaring that the wage agreement extending to non-members was invalid. This matter was heard by the court on 27 February 2019 and judgment was reserved. On 20 March 2019, the Labour Court held that extension of the gold wage agreement concluded on 18 February 2019 with NUM, UASA and Solidarity, and extended to AMCU and other non-unionised employees, was valid and lawful in terms of Section 23(1)(d) of Labour Relations Act 66 of 1995 (the LRA). As a result of the legally binding nature of the extension agreement, Sibanye-Stillwater proceeded with the independent verification process to confirm the relevant unions’ level of representivity required to implement the extension agreement. The strike is still ongoing.

Furthermore, rivalry between unions, such as AMCU and NUM, may destabilise labour relations in the mining sector. For example, for the period between 21 November 2018 to 15 March 2019, there were seven employee fatalities and several other employees sustained injuries as a result of behaviour in connection with the November 2018 strike action at Sibanye-Stillwater’s gold mines, described above. Although, these fatalities and injuries were not related to Sibanye-Stillwater’s normal operations, they may impact its ongoing labour relations in South Africa.

Despite an apparent decline of incidents of violence following an interdict on violence from the Labour Court and the establishment of picketing rules by the Commission for Conciliation, Mediation and Arbitration (CCMA) at the end of November 2018, violent episodes, including the burning of houses occupied by non-AMCU members, resumed in 2019. These incidents of violence have prompted the intervention of both the Minister of Mineral Resources and the Minister of Police. In addition, Sibanye-Stillwater has instituted a contempt of court application against AMCU, AMCU’s senior officials and the striking employees who have contravened the court order interdicting the violence and prescribing the picketing rules. The contempt of court application is expected to be heard on 25 April 2019. For the period between 21 November 2019 to 15 March 2019, the South African Police Services arrested 153 striking employees for various incidents of unlawful conduct that constitute criminal offences.

In addition, from time to time, Sibanye-Stillwater undertakes processes for operational restructuring under Section 189A of the LRA (Section 189A Processes), which may result in retrenchment of employees and may impact production levels at affected operations. For example, on 26 January 2017, Sibanye-Stillwater announced that it had entered into a Section 189A consultation process at its South African platinum operations. On 1 November 2017, Sibanye-Stillwater further announced that it had concluded a Section 189A Process regarding the proposed restructuring of its gold operations and associated services pursuant to losses at Cooke and Beatrix West. As a result of the consultation process, Beatrix West remained in operation and is still in operation for as long as it makes a profit, on average, over any continuous three-month period, after accounting for All-in sustaining cost (AISC), which will provide employment for approximately 1,640 employees. In addition, in February 2019, Sibanye-Stillwater began a Section 189A consultation process to place the Beatrix 2 Plant on care and maintenance, despite the fact that Beatrix West remains operational. In the event that Beatrix West becomes loss making, its underground operations will be put on care and maintenance. Further, the underground mining operation at the Cooke 1, 2 and 3 shafts were placed on care and maintenance from the end of October 2017, while the Cooke surface processing plant will continue to operate for as long as there is sufficient feed material for it to be profitable, subject to various cost cutting measures being implemented. Through a Section 189A Process, 1,510 employees were transferred within the Company and as care and maintenance personnel for the Cooke underground operations. Approximately 2,025 employees were retrenched, with an additional 1,350 employees electing to take voluntary separation packages. An additional 620 employees replaced contractors involved in non-critical activities across the Company. In total, 3,601 contractors have been displaced while employment for 3,282 employees has been preserved.

On 14 February 2019, Sibanye-Stillwater issued a notice to commence a Section 189A Process regarding the possible restructuring of its gold operations and associated services, pursuant to ongoing financial losses experienced at Sibanye-Stillwater’s Beatrix and Driefontein operations. Subject to the outcome of the Section 189A Process, a total of 5,873 employees and approximately 800 contractors are likely to be directly impacted. In response, AMCU has launched an urgent application seeking an order compelling Sibanye-Stillwater to suspend the Section 189A Process until such time that the wage dispute between the parties is resolved. AMCU’s application is opposed by Sibanye-Stillwater and was heard on 15 March 2019. On 18 March 2019, the Labour Court dismissed AMCU’s application.

Factors that influence the decision to undertake such Section 189A Processes include, among other things, the cost structure of an operation, commodity prices and currency exchange rates. Restructuring options are currently being reviewed at marginal operations and while no decision has been taken, it should be noted that a low Rand commodity price environment, such as the one currently being experienced, increases the likelihood that Sibanye-Stillwater will determine that undertaking Section 189A Processes at one or more of its operations is advisable. Any currently underway or future Section 189A Process may lead to labour unrest, reduced production levels and reputational harm to Sibanye-Stillwater. There is no guarantee that any such Section 189A Process will provide the costs savings or other benefits anticipated by management.

In the United States, Sibanye-Stillwater’s employees located at the Stillwater Mine and the Metallurgical Processing facilities are covered by a collective bargaining agreement with the United Steel Workers Local 11-001 (USW Local 11-0001) entered into in 2015. This agreement expires on 1 June 2019, and was re-negotiated for wages in June 2017 with employees receiving a 2% wage increase through January 2018, a 1% increase from January 2018 through June 2018 and a 2% increase in the final year through June 2019. Union negotiations to renew the collective bargaining agreement covering certain employees at the Stillwater Mine and the Metallurgical Processing facilities reopened in March 2019. Sibanye-Stillwater’s employees at the East Boulder Mine are covered by a separate collective bargaining agreement with USW Local 11-0001, which was entered into at the end of 2017 and expires in 2021. Under the new agreement, Sibanye-Stillwater’s employees at the East Boulder Mine received a 1% wage increase effective 1 January 2018 with annual increases of 2% in 2019, 2.5% in 2020 and 2% in 2021 as well as a

Sibanye-Stillwater Form 20-F 2018	278

RISK FACTORS continued

US$1,000 bonus payment which was paid on 1 February 2018. Sibanye-Stillwater is subject to a risk of strikes and other labour disputes at its US operations, and its ability to alter labour costs is restricted by the fact that unionised employees are party to collective bargaining agreements.

In the event that further industrial relations-related interruptions were to occur at any of Sibanye-Stillwater’s operations, other mines’ operations or in other industries that impact its operations, or that increased employment-related costs were to occur due to union or employee activity, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer-term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production and Sibanye-Stillwater will not re-commence mining until health and safety conditions are considered appropriate to do so.

On 27 November 2018, the President of South Africa signed into law the National Minimum Wage Act 9 of 2018 (the National Minimum Wage Act), the Labour Laws Amendment Act 10 of 2018 (the Labour Laws Amendment Act), the Basic Conditions of Employment Amendment Act 7 of 2018 (the Basic Conditions of Employment Amendment Act), all of which were effective 1 January 2019, and the Labour Relations Amendment Act 8 of 2018 (the Labour Relations Amendment Act), which is not yet effective.

The National Minimum Wage Act introduced a national minimum wage applicable to all employees of R20 per hour. The Basic Conditions of Employment Amendment Act introduces enforcement mechanisms for the provisions of the National Minimum Wage Act. The Labour Relations Amendment Act amended the LRA, instituting changes mainly related to collective bargaining, the extension of bargaining council agreements to non-parties by the Minister of Labour, the prescribing of picketing rules, including providing for the extension of the meaning of ballot for a strike or lock-out to include a secret vote and the creation of an advisory arbitration panel to resolve strikes or lockouts that are, amongst other things, violent or cause national or local crisis affecting the conditions for the normal social and economic functioning of the community or society. The Labour Laws Amendment Act primarily seeks to amend the Basic Conditions of Employment Act 77 of 1995, by introducing new types of leave that employees will be entitled to, such as parental, adoption and surrogacy leave, which varies between 10 days to 10 weeks.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws

South Africa

Sibanye-Stillwater’s operations are subject to various environmental, health and safety laws, regulations, permitting requirements and standards in South Africa. For example, Sibanye-Stillwater is required to fund environmental rehabilitation and remediation costs either by making a deposit administrated by the Minister of Mineral Resources, contributions into South African environmental trust funds or by securing a financial guarantee from a bank, insurer or underwriter. Sibanye-Stillwater has and may in the future incur significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs could have a material adverse effect on Sibanye-Stillwater's business, results of operations and financial condition.

For example, the regulations that determine the extent of financial provision required for funding environmental rehabilitation and remediation costs (published in Government Notice Regulation (GNR) 1147 of 20 November 2015, as amended on 26 October 2016) expressly require financial provision to be set aside for annual rehabilitation and remediation. They also require financial provision for decommissioning and closure activities at the end of prospecting, exploration, mining or production operations and place an emphasis on the need for adequate financial provision for latent or residual environmental impacts (including the pumping and treatment of polluted or extraneous water), which mines often did not fully provide for in the past. In addition, the proposed Financial Provisioning Regulations includes, among other proposals, the potentially mandatory inclusion of 15% value-added tax in all closure provisions. The inclusion of 15% VAT would add approximately R1.1 billion to Sibanye-Stillwater’s total closure liability for its South African operations, as at 31 December 2018. Generally, the regulations have been strongly opposed by the mining industry. There is a concern about the ambiguity in some of the provisions, and how they can be operationalised within the prescribed transitional timeframes. In an attempt to address this issue, the Department of Environmental Affairs (the DEA) indicated that it intended to publish draft amendments to the financial provision regulations for comment. However, the draft amendments to the financial provision regulations have yet to be published for comment.

Sibanye-Stillwater has and may in the future also be subject to litigation and other costs as well as actions by authorities relating to environmental, health and safety matters, including mine closures, the suspension of operations and prosecution for mining accidents as well as significant penalties and fines for non-compliance. In the future, Sibanye-Stillwater may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as NGOs and public bodies. In addition, there can be no assurance that unions will not take action in response to mining accidents, which could lead to losses in Sibanye-Stillwater’s production and negatively affect Sibanye-Stillwater’s reputation. Any additional stoppages in production or increased costs associated with such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

As environmental laws and regulations are becoming more complex and stringent, Sibanye-Stillwater’s environmental management plans and/or programmes and other environmental licences may be the subject of increasingly strict interpretation or enforcement or become more comprehensive, and could result in increased capital or operating expenditure or financial or other penalties and/or the suspension or loss of Sibanye-Stillwater’s rights. For example, Sibanye-Stillwater faces increasing challenges and costs at its operations in order to comply with regulations, licence and authorisation requirements. Sibanye-Stillwater could face material cost overruns in meeting these compliance obligations. The occurrence of any of these risks could have a material adverse effect on Sibanye-Stillwater’s business, financial condition, results of operations and prospects.

Sibanye-Stillwater Form 20-F 2018	279

RISK FACTORS continued

The principal health risks associated with Sibanye-Stillwater’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye-Stillwater’s South African workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise induced hearing loss. Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers compensation and also, at the same time, in a civil action under common law (either as individuals or as a class). Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Sibanye-Stillwater’s South African mines.

Five separate class action certification applications were filed against the Group and several other South African mining companies. The applications were to certify current and former gold mine workers and their dependents who have contracted or died from silicosis and tuberculosis. In August 2013, a notice in terms of rules 10 and 11 of the Uniform Rules of Court was delivered to the respondents in all five separate class action certification applications. The applicants gave notice of their intent to consolidate the five class action certification applications, and to join certain additional applicants. The consolidation, joinder and amendments were not opposed by any of the respondents. Accordingly, in October 2013, the consolidation and joinder applications were granted. Furthermore, the amended pages were delivered in October 2013. In view thereof, all five previously separate applications were effectively consolidated as Case No. 48226/12.

The class action certification application was argued in October 2015. A full bench of the Gauteng Division High Court certified the consolidated class in May 2016. The certification of the class means that the claimants were able to sue the mining companies as a class. The class members would, however, still have to prove their claims as required by the law.

Various respondents to the class action certification application filed an application for leave to appeal the class action certification application judgement. Heads of arguments were exchanged by the parties and the matter was argued before a full bench in June 2016. An oral judgement was handed down in the application for leave to appeal in June 2016, whereby leave to appeal to the Supreme Court of Appeal against the transmissibility of general damages was granted and the leave to appeal the certification of the class action was denied.

Following the refusal to grant leave to appeal the certification of the class action, various respondents filed petitions in the Supreme Court of Appeal in July 2016. The Supreme Court of Appeal subsequently granted leave to appeal the certification of the class action. In January 2018, the Supreme Court of Appeal granted a postponement of the argument of leave to appeal in an attempt to further settlement discussions between the parties.

In May 2018, several South African mining companies, including the Group, (collectively the Gold Working Group) agreed to a class action settlement agreement with the claimants (the Settlement Agreement). The Settlement Agreement provides compensation to all eligible workers suffering from silicosis or tuberculosis who work in the Gold Working Group’s mines from 12 March 1965 to the effective date of the Settlement Agreement. The Settlement Agreement is subject to certain suspensive conditions, including that an unconditional order of court, sanctioning the Settlement Agreement to make the Settlement Agreement an order of court, is obtained from the High Court. The Settlement Agreement was provisionally approved by the High Court on 13 December 2018, with a return date set down for May 2019.

The ultimate outcome of these matters remains uncertain, with a possible failure to fulfil all suspensive conditions, including the Settlement Agreement being finally approved by the High Court. The provision is consequently subject to adjustment in the future. In addition, DRDGOLD Limited (DRDGOLD) is not a party to the Gold Working Group’s mediated settlement agreement and maintains the view that it is too early to consider settlement of the matter and to quantify any potential liability.  See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Occupational healthcare obligation. The failure of the Settlement Agreement becoming effective and/or the payment of compensation for the claims may have an adverse financial impact on the Group.

Any new regulations, potential litigation or any changes to health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause the Group to incur further significant costs and could have a material adverse effect on the Group’s business, operating results and financial position.

Regulators, such as the DMR, can and do issue, in the ordinary course of operations, instructions, such as Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. Historically, safety orders, such as Section 54 orders, have been more prevalent in the PGM industry and as such, the Rustenburg operation and Kroondal are at a heightened risk of being affected by stoppages resulting from such orders. In addition, South Africa’s deputy Minister of Mineral Resources has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. In fiscal 2018, Sibanye-Stillwater’s gold operations experienced 219 work stoppages (2017: 204, 2016: 171 and 2015: 109) at the South African gold operations and 44 Section 54 orders at the South African PGM operations (2017: 26 and 2016: 55). It is Sibanye-Stillwater’s policy to halt production at its operations when serious accidents occur in order to assess the situation and, if necessary, retrain workers. In addition, there can be no assurance that unions will not take industrial action in response to such accidents, which could lead to losses in Sibanye-Stillwater’s production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. Such incidents may also negatively affect Sibanye-Stillwater’s reputation with, among others, employees, unions and regulators.

United States

In the United States, Sibanye-Stillwater is subject to extensive federal, state and local environmental rules and regulations, including regulations associated with the implementation of the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Metal Mine Reclamation Act and numerous permit stipulations as documented in the Record of Decision for each operating entity, including those related to the protection of threatened and endangered species under the Endangered Species Act. Properties controlled by Sibanye-Stillwater in Canada and Argentina are subject to analogous federal and provincial rules and regulations in those respective countries. The body of environmental laws is continually changing and, as a general matter, is becoming more restrictive. Compliance with these regulations requires Sibanye-Stillwater to obtain permits issued by federal, state, provincial and local regulatory agencies. Failure to comply with applicable environmental laws, regulations and permitting

Sibanye-Stillwater Form 20-F 2018	280

RISK FACTORS continued

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

Sibanye-Stillwater’s existing mining operations in the United States are located adjacent to the Absaroka-Beartooth Wilderness Area and are situated approximately 30 miles from the northern boundary of Yellowstone National Park. While Sibanye-Stillwater works closely and cooperatively with local environmental organisations, the Montana Department of Environmental Quality and the United States Forest Services, there can be no assurance that future political or regulatory efforts will not further restrict or seek to terminate Sibanye-Stillwater’s operations in this sensitive area. In addition, environmental hazards or damage may exist on mineral properties held by Sibanye-Stillwater that were caused by previous owners or operators or that may have occurred naturally, and that are unknown to Sibanye-Stillwater at the present time. In some cases, Sibanye-Stillwater could be required to remedy such damage.

Sibanye-Stillwater’s US mining activities are also subject to extensive laws and regulations governing occupational health and safety, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. Sibanye-Stillwater employs various measures in its operating facilities in an effort to protect the health and safety of its workforce. Underground mines in the United States, including the Stillwater and East Boulder mines, are continuously inspected by the MSHA, which inspections can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of new properties.

Sibanye-Stillwater is required to post and maintain surety for its reclamation obligations, which are substantial. At 31 December 2018, Sibanye-Stillwater had US$42.6 million of outstanding environmental surety bonds in the United States. Such reclamation obligations generally increase over time as costs rise and the physical extent of mining operations expands. Failure to secure and maintain adequate surety coverage could result in the operating permits of such mines being revoked and mining operations terminated.

In addition to formal regulatory requirements, Sibanye-Stillwater’s US operations are party to environmental and social collaborations with local communities and interest groups that are rooted in the Good Neighbor Agreement (GNA). The GNA legally binds Sibanye-Stillwater to certain commitments and holds it to higher standards than federal and state regulations require. These commitments include regular, transparent, and productive interaction with all affected stakeholders, which primarily includes three local stakeholder organisations that meet regularly with Sibanye-Stillwater to discuss operations, future planning, and other issues, including direct impacts on local communities, such as traffic volumes. This framework provides a mechanism for the general public to voice concerns and to become informed on operations.

Failure to comply with any of its regulatory or other commitments could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Regulation of greenhouse gas (GHG) emissions and climate change issues may materially adversely affect Sibanye-Stillwater’s operations

Energy is a significant input and cost to Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, coal and natural gas. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting GHG emissions in jurisdictions in which Sibanye-Stillwater operates.

The South African government plans to introduce a carbon tax. The carbon tax was intended to come into effect as of 1 January 2015 but, in order to align the framework of the proposed carbon tax with the desired reduction outcomes, the implementation of the carbon tax was postponed. The National Treasury published for comment a draft carbon tax bill (the Draft Carbon Tax Bill) with a view to implement the tax by January 2017. A new draft bill was adopted in August 2017 and the South African parliament released the draft bill in December 2017 for comment. The South African government proposed to implement the tax as of 1 January 2019 to meet its nationally determined contributions under the 2016 Paris Agreement of the United Nations Framework Convention on Climate Change. On 5 February 2019, the Finance Standing Committee approved a carbon tax bill (the Carbon Tax Bill) and on 19 February 2019, South African Parliament’s National Assembly approved the Carbon Tax Bill, which will now be sent to Parliament’s National Council of Provinces to be debated and voted upon. It will then be sent to the President for his assent and signature, upon which the Bill is expected to become law and come into effect on 1 June 2019.

The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DEA. The National Treasury has stated that the carbon tax will be designed to ensure that it has no net impact on the electricity price during the initial phase (until 31 December 2022) of the implementation of the carbon tax.

In June 2016, the South African National Treasury published the draft regulations on the “Carbon Offset”. The Carbon Offset is one of the allowances that carbon tax-liable entities can employ to reduce their tax-related exposure. In addition, the DEA is currently working on draft legislation that will impose so-called “carbon budgets” on entities in identified high-emitting industries, including mining. The “carbon budgets” are intended to operate as statutory limits for carbon dioxide equivalent emissions (or CO2e), emissions in excess of which may entail a fine or other punitive measures. Companies that participate in the carbon budget system will be eligible for a 5% allowance under the carbon tax during the initial phase of the current Draft Carbon Tax. The National Treasury and the DEA discussed the options for aligning the carbon tax with the carbon budgets during several meetings held in June and July 2018. Since the Climate Change Bill has not been promulgated, the Carbon Tax Bill cannot be amended to reflect this alignment at this stage. Once the Climate Change Bill is assented to as an act of parliament, the “Carbon Tax Act” can then be amended accordingly. It is proposed that where an entity’s allocated carbon budget is below the level of total emissions

Sibanye-Stillwater Form 20-F 2018	281

RISK FACTORS continued

reported by that entity, the carbon tax will apply as follows: (i) for emissions up to the level of the carbon budget, the current carbon tax design will apply at a tax rate of R120/tCO2e adjusted in line with annual increases and all the tax free allowances will apply; and (ii) for emissions exceeding the carbon budget, a higher tax rate of R600/tCO2e will apply. Where the carbon budget allocated to an entity is equal to the total emissions reported by an entity, the current carbon tax design applies, and the carbon budget allowance falls away.

While many aspects of the proposed carbon tax remain uncertain, the direct financial implications of government’s proposed carbon tax for Sibanye-Stillwater, in today’s terms, at the 2018 carbon footprint and at an anticipated rate of R120/t of CO2e, would be between approximately R4 million and R18 million per annum on the premise that electricity (i.e. Scope 2 emissions) is excluded. The potential net effect of proposed allowances is to permit the reduction of a carbon tax by 60% to 95%. In other words, Sibanye-Stillwater’s final liability will be significantly affected by the extent it is able to make use of the full suite of allowances that are built into the carbon tax design. The National Treasury presented its draft response to submissions that were made on the Draft Carbon Tax Bill on 7 June 2018. It indicated that a review of the impact of the carbon tax after at least three years implementation will be conducted. Adjustments to the carbon tax will depend on the economic circumstances and emissions mitigation efficiency that has been achieved. Any future changes to rates and tax-free thresholds in the carbon tax will follow only after the review is completed.

In addition, a number of other regulatory initiatives are underway in countries in which Sibanye-Stillwater operates that seek to reduce or limit industrial GHG emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Sibanye-Stillwater’s operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect both Sibanye-Stillwater’s decision to pursue opportunities in certain countries and its cost of operations.

In the United States, Sibanye-Stillwater is subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US Congress has considered legislation that would control GHG emissions through a “cap and trade” program and several US states have already implemented programs to reduce GHG emissions. In addition, the US Supreme Court determined in a 2007 ruling that GHG emissions are “air pollutants” within the meaning of the federal Clean Air Act. In response the US Environmental Protection Agency (the EPA) promulgated an endangerment finding paving the way for regulation of GHG emissions under the Clean Air Act. In 2010, the EPA issued a final rule, known as the “Tailoring Rule”, which makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. In June 2014, the US Supreme Court invalidated portions of the federal Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with Best Available Control Technologies (BACT) for GHGs, as well. In 2015, the EPA rescinded the portions of the Tailoring Rule that had been overturned by the Supreme Court. However, the EPA indicated that new or modified sources subject to permitting for conventional pollutants will be required to access BACT for GHG if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e. During 2016, US legislative and regulatory initiatives to limit GHG emissions were primarily focused through the Clean Power Planning Rule which is intended to limit emissions from power generating facilities.

In 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011. The Stillwater Mine holds a Title V Major Air Quality Permit. As a result, Sibanye-Stillwater is required to annually calculate the GHG emissions from the Stillwater Mine and compare these amounts against reporting thresholds. However, the Stillwater operation is not required to report GHG emissions at this time, given current levels are below reporting thresholds. Additionally, the assessment of GHG emissions is becoming an increasingly important part of US National Environmental Policy Act (NEPA) assessments, and as a result Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.

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

Sibanye-Stillwater’s operations are subject to water use regulation, which could impose significant costs and burdens

Sibanye-Stillwater’s operations are subject to regulatory controls on their usage and disposal of water and waste. Under South African law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The Driefontein water use licence was issued on 9 March 2017 and an amendment to correct various issues in the licence was submitted to the Department of Water and Sanitation (DWS) on 19 May 2017. The licence is currently under review by the DWS. Beatrix currently operates under several pre-existing permits of indefinite length; however, it has submitted an application for a licence under the current regime. The Rand Uranium section of the Cooke operations was issued a water licence on 22 November 2013 and on 17 July 2015 for the backfill operations. The water licence defines the water management regulatory requirements for the Cooke surface operations, as well as for the Cooke 1, 2 and 3 underground mining operations. In 2017, an Integrated Water Use Licence Application (IWULA) was submitted for Rand Uranium. The Ezulwini Mining Company (Proprietary) Limited (Cooke 4) was issued a new order water use licence on 11 June 2015 and a request was made for changes to some of the conditions on 7 September 2015. In 2017, an IWULA was submitted for the proposed partial closure of Ezulwini and a general authorisation was received for the reclamation of impacted wetlands on 2 March 2018. The Aquarius operations currently operate under a water licence issued by DWS on 17

Sibanye-Stillwater Form 20-F 2018	282

RISK FACTORS continued

March 2016. Burnstone operates under a water use licence that was issued on 23 July 2010, and as this licence was granted over seven years ago, an IWULA application is currently underway to ensure all activities are appropriately licenced. Kloof received an updated water use licence on 7 July 2016 and an amendment to apply for corrections to the water use licence was submitted in December 2016, which is currently under review by DWS. Sibanye-Stillwater expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye-Stillwater’s part to achieve or maintain compliance with the requirements of these licences with respect to any of its operations could result in Sibanye-Stillwater being subject to substantial claims, penalties, fees and expenses, significant delays in operations, criminal proceedings, or the revocation of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. For example, Aquarius has been continually engaging with DWS for several years regarding the issue of a water use licence for Kroondal’s West-West Pit. This was initially refused by DWS on the basis that the liner design did not fulfil DWS’s engineered design requirements. The water use licence was issued once DWS was satisfied with the revised design.

Sibanye-Stillwater has identified a risk of potential long-term AMD issues which are currently being experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Should Sibanye-Stillwater’s current preventative measures not be successful such that Sibanye-Stillwater were to experience any AMD issues, it could result in failure to comply with its water use licence requirements and could expose Sibanye-Stillwater to potential liabilities and unforeseen costs associated with the pumping and treatment of polluted or extraneous water to the extent that it has not made adequate financial provision for this in terms of the financial provision requirements of Government Notice Regulation (GNR) 1147 of 20 November 2015, as amended on 26 October 2016.

Sibanye-Stillwater’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves

The mineral reserves of Sibanye-Stillwater are estimates based on assumptions regarding, among other things, Sibanye-Stillwater’s costs, expenditures, commodity prices, currency exchange rates, metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond our control. For example, at the Stillwater Mine, unexpected geologic conditions, particularly faulting, have been, and can expect to be encountered as mining proceeds. The effect of faulting and its effects on geologic units that are close to the J-M Reef in some areas can result in additional dilution of ore grade during mining operations. In the event that we adversely revise any of the assumptions that underlie our mineral reserves, this may result in a revision of mineral reserves. In addition, mineral reserve estimates depend to some extent on statistical inferences drawn from limited drilling samples, which may prove to be unreliable or unrepresentative. Should Sibanye-Stillwater encounter mineralisation or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, mineral reserve estimates may have to be adjusted and mining plans may have to be altered. Any downward revision in Sibanye-Stillwater’s mineral reserves and, over the longer term, any failure to replace reserve ounces as they are mined may have a material adverse effect on its business, operating results, life of operations and financial condition.

Our business is subject to high fixed costs which may impact its profitability

The mining industry, particularly the gold and PGM mining industry, is generally labour intensive and characterised by high fixed costs on a short-term operating basis. The majority of operating costs of each mining operation does not vary significantly with the production rate and, therefore, a relatively small change in productivity as a result of, for example, strikes or other work stoppages could have a disproportionate effect on operating and financial results. Costs are generally more stable than revenues, the latter being driven by commodity price and currency exchange rates which can be volatile. Accordingly, changes in revenue due to commodity price or currency exchange rate movements could have a material adverse effect on Sibanye-Stillwater’s growth or financial performance. Above inflation increases in fixed costs such as labour or electricity costs may cause parts of Sibanye-Stillwater’s resources to become uneconomical to mine and lead to the closure of marginal shafts or other areas at its operations. This would impact on planned production levels and declared reserves and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. See Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Costs.

Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations

Electricity supply in South Africa has been constrained over the past decade and there have been multiple power disruptions. Although the electricity supply in South Africa had improved prior to this year, Eskom began declaring load shedding in December 2018. The load shedding rose to Stage 4 (short of 4000 MW) in February 2019 and was reinstated in March 2019. Under Stage 4 load shedding, approximately 80% of the country’s demand is met through scheduled load shedding 12 times over a four-day period for two hours at a time, or 12 times over an eight-day period for four hours at a time. Eskom’s inability to fully meeting the country’s demand has led and may continue to lead to rolling blackouts, unscheduled power cuts and surveillance programs to ensure non-essential lighting and electricity appliances are powered off. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout, which would could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

During the period of load shedding, Eskom burned significant amount of diesel to run its gas turbines and called large power users to curtail their power demand. In addition, although Eskom applied to NERSA for a 19.9% average increase in electricity tariffs for Eskom’s 2018 to 2019 financial year, NERSA granted Eskom a 5.23% electricity tariff increase for this period. Eskom has expressed concern that this increase may not be adequate to prevent future electricity interruptions and indicated that it intends to challenge NERSA’s decision not to grant the requested 19.9% tariff increase. See —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations.

Although operations management has been able to comply with the curtailment requirements in response to the load curtailment events experienced in the fourth quarter of fiscal 2018 and the first quarter of fiscal 2019 without incurring material production losses, there can be no

Sibanye-Stillwater Form 20-F 2018	283

RISK FACTORS continued

guarantee that Sibanye-Stillwater will be able to comply with such curtailment requirements without incurring material production losses in the future.

In addition to supply constraints, labour unrest in South Africa has before, and may in the future, disrupt the supply of coal to power stations operated by Eskom or incapacitate the power stations directly, resulting in curtailed supply. For example, in June 2018, during tense wage negotiations, workers embarked on an illegal strike, which resulted in power constraints and load curtailment. Despite the fact that Eskom has adopted a policy of asking households to reduce usage before asking industrial users to do so in order to reduce the economic impact of such disruptions, Eskom has warned that power constraints will continue, as experienced during the fourth quarter of fiscal 2018 and the first quarter of fiscal 2019.

In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full-state ownership will be maintained, the unbundling is expected to result in the separation of the company’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. It is expected that this process will take time to implement, causing continued poor reliability of the supply of electricity and an instability in prices and a possible tariff increase above inflation, which are expected to continue through the unbundling process. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.

The South African Department of Public Enterprises is developing a recovery programme in an attempt to improve the reliability of power supply in South Africa. However, there can be no assurance that this programme will provide sufficient supply for the needs of the country or for Sibanye-Stillwater to run its operations at full capacity or at all. While Sibanye-Stillwater has backup generating capacity available during power emergencies, this is insufficient for all operations to continue operating as normal, however, it is sufficient for safety purposes. This capacity is generated at a significantly higher cost than electricity supplied by Eskom.

In addition, to a lesser degree, power fluctuations have occurred and do occur at Sibanye-Stillwater’s US operations, which can cause operational outages.

Any further disruption or constraint in the electrical power supply available to Sibanye-Stillwater’s South African-based operations or power fluctuations at Sibanye-Stillwater’s US operations could have a material adverse effect on its business, operating results and financial condition.

Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations

Sibanye-Stillwater’s mining operations in South Africa depend upon electrical power generated by the state-owned power supply utility, Eskom. See ―Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations. Eskom supplies 95% of the country’s electricity needs. Eskom tariffs are regulated by NERSA. Although Eskom applied to NERSA for a 19.9% average increase in electricity tariffs for Eskom’s 2018 to 2019 financial year, NERSA granted Eskom a 5.23% electricity tariff increase for this period. During 2018, NERSA granted Eskom an additional 4.41% tariff increase adjustment from the Regulatory Clearing Account (RCA), for the 2019 and 2020 financial year. Eskom has indicated that it intends to challenge NERSA’s decision not to grant the requested 19.9% tariff increase and recently filed court papers to challenge the 4.41% tariff increase in the RCA ruling. In the same period, Eskom submitted their multi-year price determination application to NERSA for the 2018 to 2019 financial year to the 2021 to 2022 financial year tariff basis, initially requesting 15% for these years. The application was later revised to 17%, 15% and 15% for the 2019 to 2020, 2020 to 2021 and 2021 to 2022 financial years, respectively. In March 2019, NERSA awarded Eskom tariff increases of 9.42% (effectively 13.81% when combined with the previously agreed 4.4% increase that comes into effect April 2019), 8.1% and 5.22% for the 2019 to 2020, 2020 to 2021 and 2021 to 2022 financial years, respectively. NERSA also announced the approval of R3.869 billion from the RCA in costs incurred by Eskom over and above the previously regulated costs. The liquidation period is yet to be determined. Eskom is also expected to submit to NERSA requests for three regulatory clearance account applications for the 2014 to 2015, 2015 to 2016 and 2016 to 2017 fiscal years, amounting to nearly R66 billion. Should all three applications be granted and liquidated in one year, this could result in approximately a 34% tariff increase. As noted above, Eskom is expected to be vertically unbundled resulting in the separation of the company’s generation, transmission and distribution functions. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.

In the United States, power costs are openly traded and can fluctuate based on power outages across the United States. Over the longer term, changes in the US energy market, including a potential movement away from coal power, may increase the operating cost of Sibanye-Stillwater’s US operations, which could have a material adverse effect on its business, operating results and financial condition.

If we lose senior management or are unable to hire/or and retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, our business may be materially adversely affected

Our ability to operate or expand effectively depends largely on the experience, skills and performance of our senior management team and technically skilled employees. However, the global mining industry, especially in South Africa, including Sibanye-Stillwater, continues to experience a shortage of qualified senior management and technically skilled employees. We may be unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled employees or other management personnel, or we may have to pay higher levels of remuneration than we currently intend in order to do so. In the United States, Sibanye-Stillwater depends on experienced management and other key personnel in order to maintain its operations and support its projects. A loss of key management or other personnel at Sibanye-Stillwater’s US operations could prevent Sibanye-Stillwater from capitalising on business opportunities in the United States, as prior to the Stillwater Acquisition, Sibanye-Stillwater did not have any operational experience with the acquired assets or in the United States.

Additionally, as a condition of our mining rights in South Africa, we must ensure sufficient HDSA participation in our management and core and critical skills and failure to do so could result in fines or the loss or suspension of our mining rights. See —Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of

Sibanye-Stillwater Form 20-F 2018	284

RISK FACTORS continued

which are the subject of dispute. If we are unable to hire or retain appropriate management and technically skilled personnel or are unable to obtain sufficient HDSA representation in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on our business, including production levels, operating results and financial position.

The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition

Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are engineered structures built for the containment of the uneconomical milled ore residue and water, known as tailings. The use of tailings storage facilities exposes Sibanye-Stillwater to certain risks, including the failure of a tailings dam due to events such as high rainfall, snow melt, overtopping of the dam, piping or seepage failures. The potential occurrence of a dam failure at one of Sibanye-Stillwater’s tailings storage facilities could lead to the loss of human life and/or extensive property and environmental damage.

Sibanye-Stillwater maintains measures to manage its dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, Sibanye-Stillwater’s Code of Practice and undertakes routine reviews by independent consulting companies. Although Sibanye-Stillwater has a tailings storage facility management system, the effectiveness of its designs, construction quality or regular monitoring cannot be guaranteed throughout its operations and it cannot be guaranteed that these measures will prevent the failure of one or more of its tailings dams or that such potential failure will be detected in advance. In addition, although Sibanye-Stillwater generally requires its partners to maintain such systems, we cannot guarantee that our partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. There is no assurance that any safety measures implemented will prevent the failure of any tailings storage facility.

The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Sibanye-Stillwater or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. As a result of the 2015 and January 2019 dam failure in Brazil, as well as in Canada in 2014 (neither of which are associated with Sibanye-Stillwater) or as a result of future dam failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Sibanye-Stillwater operates, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings dams, particularly with respect to upstream tailings dams which could also be made illegal, the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors.

Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages.

The occurrence of any of such risks could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

To the extent that Sibanye-Stillwater seeks to expand further through acquisitions or enters into business combination transactions, it may experience delays or other issues in executing acquisitions or combinations or managing and integrating the acquisitions or combinations with its existing operations

Sibanye-Stillwater has pursued, is pursuing and may continue to pursue growth opportunities through acquisitions or enter into business combination transactions, in order to enhance or sustain its ability to pay an industry leading dividend and to allow it to consolidate operations, increase scale and implement best practices across operations. Sibanye-Stillwater has also entered and may continue to seek to enter mining sectors related to its existing operations through acquisitions or other business combination transactions. For example, between 2016 and 2018, Sibanye-Stillwater concluded the Rustenburg operation Transaction, the Aquarius Transaction and the Stillwater Transaction. On 14 December 2017, the boards of Sibanye-Stillwater and Lonmin announced that they had reached an agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, would acquire the entire issued and to be issued ordinary share capital of Lonmin, which is a major mine-to-market producer of PGMs with core operations in South Africa. The Lonmin Acquisition remains subject to the satisfaction or waiver of a number of conditions, as set out in the announcement published pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers on 14 December 2017. See —Risks related to the Acquisitions. Further growth may occur through the acquisition of other companies and assets, business combinations, development projects, or by entering into joint ventures.

The Stillwater Acquisition has expanded Sibanye-Stillwater’s operations to new geographies in which Sibanye-Stillwater has no prior operational experience. As an operator of mines in the United States, Sibanye-Stillwater is now exposed to an increase in US reporting requirements with which it may have difficulties complying. In addition, Sibanye-Stillwater, at a corporate level, has limited experience with the MSHA, which oversees and enforces regulations pertaining to the health and safety of workers at Sibanye-Stillwater’s US operations.

Sibanye-Stillwater’s recent acquisitions have led to increased costs related to ensuring governance, regulatory, legal and accounting compliance across multiple regions. Any future acquisitions, business combinations or joint ventures may change the scale of Sibanye-Stillwater’s business and operations and may expose it to new geographical, geological, commodity, political, social, labour, operational, financial, legal, regulatory and contractual risks. Further, the acquisition of any assets that produce commodities other than gold or PGMs will expose Sibanye-Stillwater to the risk of operating in an environment and market with which its management has less experience. In addition, to the extent Sibanye-Stillwater participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardise the success of the project. There can be no assurance that any acquisition, business combination or joint venture, including the proposed Lonmin Acquisition once completed (which remains subject to the satisfaction or waiver of a number of conditions (including, but not limited to, the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the High Court of Justice in England & Wales) as well as an appeal

Sibanye-Stillwater Form 20-F 2018	285

RISK FACTORS continued

before the Competition Appeal Court of South Africa against the South African Competition Tribunal’s decision to approve the Lonmin Acquisition subject to certain conditions imposed on Sibanye-Stillwater) or the acquisitions of Stillwater, the Rustenburg operation and Aquarius, or the acquisition of any new mining assets or operations, will achieve the results intended, and, as such, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater faces intense competition for the acquisition of attractive mining properties. From time to time, Sibanye-Stillwater evaluates the acquisition of ore reserves, development properties or operating mines, either as stand-alone assets or as part of existing companies. The decision to acquire these properties may be based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the ore reserve, cash and other operating costs, gold and other mineral prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the ore reserve.

The integration of any acquired assets requires management capacity. There can be no assurance that Sibanye-Stillwater’s current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations into the Group and to realise cost and operational efficiencies at the acquired assets or maintain those at the existing operations.

To the extent that Sibanye-Stillwater seeks to further expand its current mining operations, it may experience problems associated with mineral exploration or developing mining projects

In order to expand its operations and reserve base organically, Sibanye-Stillwater relies on its existing exploration programmes and investigates, and may continue to investigate, the exploitation of mineralisation below the current mining levels and infrastructure limits at its operations. Sibanye-Stillwater is currently undertaking brownfields exploration at selected operations in South Africa. Brownfields exploration aimed at the depth extensions of Sibanye-Stillwater’s Beatrix operations is currently underway. In addition, ongoing drilling to further refine existing reserves as well as for the definition of future reserves is currently being undertaken at the Blitz Project. Sibanye-Stillwater (in conjunction with its joint venture partner, Regulus Resources) has also been undertaking exploration activities at the Altar project, a large porphyry-style copper-gold deposit in Argentina. Projects of this nature are generally capital intensive, have a long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, cost overruns and delays, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site.

Further, in cases where Sibanye-Stillwater explores the production of commodities other than gold or PGMs, Sibanye-Stillwater may be exposed to further risk of operating in an environment and market of which its management has less experience.

There can be no assurance that any exploration or expansion projects will be successful, partially or at all, and the failure of Sibanye-Stillwater to expand its reserves through such projects could have a material adverse effect on its business, operating results and financial condition.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profits

Sibanye-Stillwater’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including, for example, explosives, fuel, steel, cyanide and other reagents required at our mining and processing operations. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials could require Sibanye-Stillwater to find acceptable substitute suppliers and could require Sibanye-Stillwater to pay higher prices for such materials. The prices of certain of Sibanye-Stillwater’s production inputs are impacted by, among other things, the prices of oil and steel which may be volatile. Any significant increase in the prices of these materials will increase Sibanye-Stillwater’s operating costs and affect production considerations.

Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability

Sibanye-Stillwater has experienced illegal and artisanal mining activities and theft of precious metals bearing materials (which may be by employees or third parties) at its South African-based properties. In June 2017, with the agreement of NUM, Sibanye-Stillwater prohibited food being taken underground by employees at Cooke in order to prevent support from being provided to illegal miners by employees, following signs of collusion. After the implementation of these and other measures to combat illegal mining, 472 illegal miners surfaced from underground, and were arrested. In addition, 77 employees were arrested for assisting illegal miners at Cooke. See —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity. In addition, at the Gloria mine in Middelburg, South Africa, a recent explosion caused several fatalities and trapped over 20 illegal miners underground. As a result, the government has called for increased security at all South African mines. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions. The activities of illegal and artisanal miners could also lead to a reduction of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution or damage to property for which Sibanye-Stillwater could potentially be held responsible, leading to fines or other costs.

Rising gold or PGM prices may result in an increase in gold or PGM theft, expected to be principally at its South African-based mines. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater Form 20-F 2018	286

RISK FACTORS continued

Because our operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations

The majority of our gold mining operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa, and our South African platinum operations, as well as those of Lonmin (the acquisition of which remains subject to the satisfaction or waiver of a number of conditions (including, but not limited to, the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the High Court of Justice in England & Wales) as well as an appeal before the Competition Appeal Court of South Africa against the South African Competition Tribunal’s decision to approve the Lonmin Acquisition subject to certain conditions imposed on Sibanye-Stillwater), are located in the Western Bushveld Complex in close proximity to the town of Rustenburg in the North West Province. Our US operations are concentrated in the state of Montana. As a result, any adverse economic, political or social conditions affecting these regions or surrounding regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater

There are a number of informal settlements located in the vicinity of some of Sibanye-Stillwater’s South African-based operations. These settlements are populated by mining company employees (including Sibanye-Stillwater employees), the families of mining company employees and others. As at 31 December 2018, 48% of Sibanye-Stillwater’s South African-based workforce opted to receive a “living out allowance” and management expects that a number of these individuals reside in informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, social services or infrastructure from the local mining operations, including Sibanye-Stillwater. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on Sibanye-Stillwater. Such demands may also lead to protests or other actions that may hinder Sibanye-Stillwater’s ability to operate.

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

Sibanye-Stillwater utilises information, communication and technology systems, on which it records personal data. Failure of these systems, or the failure to protect personal data, could significantly impact Sibanye-Stillwater’s operations and business

Sibanye-Stillwater utilises and is reliant on various internal and external information, communication and technology system applications to support its business activities, in particular SAP, mining applications and other applications. Damage or interruption of Sibanye-Stillwater’s information, communication and technology systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting Sibanye-Stillwater’s business, operating results and financial condition.

The information security management system protecting Sibanye-Stillwater’s information, communication and technology infrastructure and network may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to our operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage. While no material losses related to cyber security breaches have been discovered, given the increasing sophistication and evolving nature of this threat, we cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.

In addition, the interpretation and application of consumer, privacy and data protection laws in South Africa, the United States and elsewhere are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Sibanye-Stillwater’s data processes and practices. Complying with these various laws is difficult and could cause Sibanye-Stillwater to incur substantial costs or require it to change its business practices in a manner adverse to its business. For example, on 25 May 2018 the General Data Protection Regulation (GDPR) came into force. The GDPR is a European Union-wide framework for the protection of personal data being processed in the EU. The GDPR enhances existing legal requirements through several new rules, including stronger rights for data subjects, cross-border transfer of information, mandatory data breach notification requirements, and an increase in penalties and fines for non-compliance. Failure to comply with the GDPR may lead to substantial penalties and fines. Confidentiality breaches have historically been a great risk for the mining sector.

Sibanye-Stillwater Form 20-F 2018	287

RISK FACTORS continued

South Africa’s upcoming data protection legislation, the Protection of Personal Information Act, 2013 (POPI) is enacted but not yet in force. Only certain provisions enabling the appointment of the Information Regulator to regulate, regulate, perform functions and exercise powers in connection with POPI and the making of regulations are in force. Once a commencement date has been announced, organisations will have 12 months within which to become compliant with POPI. As with the GDPR, failure to comply with POPI may lead to significant penalties and fines.

Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings

As with most large corporations, Sibanye-Stillwater is involved, from time to time, as a party in various lawsuits, arbitrations, regulatory proceedings or other disputes. Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result, Sibanye-Stillwater faces risks associated with adverse judgements or outcomes in these matters. Even in cases where Sibanye-Stillwater may ultimately prevail on the merits of any such dispute, Sibanye-Stillwater may face significant costs defending its rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer reputational damage as a result of its involvement therein. Sibanye-Stillwater is currently engaged in a number of legal and regulatory proceedings, including as described in Accountability—Directors’ report—Litigation. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a materially adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. Also see ―Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

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

To the extent that Sibanye-Stillwater suffers from any actual or alleged breach or breaches of relevant laws (including South African anti-bribery and corruption legislation or the US Foreign Corrupt Practices Act of 1977) under any circumstances, they may lead to regulatory, civil or criminal fines, litigation, public and private censure, loss of operating licences or permits and impact negatively upon Sibanye-Stillwater’s empowerment status and may damage its reputation. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s US recycling business is dependent on relationships with third-party suppliers and has other credit and operational risks

In the United States, Sibanye-Stillwater sources automotive and industrial catalyst materials from third-parties through both purchase and tolling arrangements. Sibanye-Stillwater has entered into sourcing arrangements for recycled materials with various suppliers, and it depends on those suppliers to provide catalyst and other industrial sources for recycling. Sibanye-Stillwater is subject to the suppliers’ compliance with the terms of these arrangements and to their contractual right to terminate or suspend the agreement. Should one or more of these sourcing arrangements be terminated, Sibanye-Stillwater might be unable to source replacement recyclable materials on terms that are acceptable to Sibanye-Stillwater. If Sibanye-Stillwater is unable to source sufficient quantities of recycled materials, the US recycling business would become less profitable, and this loss could negatively affect Sibanye-Stillwater’s business and results of operations. Similarly, these suppliers in turn typically source material from various other third-parties in a competitive market, and there can be no assurance of the suppliers’ continuing ability or willingness to source material on behalf of Sibanye-Stillwater at current volumes and prices. Any constraint on the suppliers’ ability to source material could reduce the profitability of Sibanye-Stillwater’s US recycling business.

From time to time, Sibanye-Stillwater may advance cash to third-party brokers and suppliers to support the purchase and collection of spent catalyst materials and other industrial sources. These advances are normally made at the time material is ready for shipment or already in transit to Sibanye-Stillwater’s facilities. In some cases, Sibanye-Stillwater has a security interest in the materials that the suppliers have procured but for which Sibanye-Stillwater has not yet received. The unsecured portion of these advances is fully at risk.

Sibanye-Stillwater regularly advances money to its established recycling suppliers for catalyst material that Sibanye-Stillwater has physically received and carries in its processing inventories. These advances typically represent some portion of the estimated total value of each shipment until final assays are completed determining the actual PGM content of the shipment. Upon completion of the shipment assays, a final settlement takes place based on the actual value of the shipment. However, pending completion of the assays, the payments are based on the estimated PGM content of each shipment, which could vary significantly from the actual PGM content upon assay. Should the estimated PGM content upon assay significantly exceed the actual PGM content, Sibanye-Stillwater may be at risk for a portion of the amount advanced. Should the supplier be unable to settle such an overpayment or seek protection from creditors, Sibanye-Stillwater could incur a loss to the extent of any overpayment.

In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. The loss of any of these agreements or failure of a counterparty to perform could require Sibanye-Stillwater to sell or purchase the contracted metal in the open market, potentially at a significant loss. Sibanye-Stillwater’s revenues for the year ended 31 December 2018, included 15% from recycling sales and tolling fees in the United States.

Sibanye-Stillwater Form 20-F 2018	288

RISK FACTORS continued

Many of Sibanye-Stillwater’s US recycling suppliers are comparatively small businesses with limited assets and relatively little credit capacity. While Sibanye-Stillwater monitors funds being advanced to such businesses and seeks to limit its exposure to any one supplier, if a problem develops with such a supplier, Sibanye-Stillwater might not be able to fully recover amounts previously advanced to that supplier.

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

For its PGMs mined in the United States, Sibanye-Stillwater’s sales arrangements concentrate all its final refining activity and a large portion of its PGM sales from mine production with one entity

Under the terms of Sibanye-Stillwater’s agreements with Johnson Matthey, Sibanye-Stillwater utilises Johnson Matthey for all of its precious metals refining services for Sibanye-Stillwater’s US mining operations. In addition, with the exception of certain pre-existing platinum sales commitments to Tiffany & Co., all of Sibanye-Stillwater’s current mined palladium and platinum in the United States is committed for sale to Johnson Matthey. Separately, Johnson Matthey has the right to bid on any recycling PGM ounces Sibanye-Stillwater has available in the United States.

This significant concentration of business with Johnson Matthey could leave Sibanye-Stillwater without precious metal refining services in the United States should Johnson Matthey experience significant financial or operating difficulties during the contract period. Under such circumstances, it is not clear that sufficient alternate processing capacity would be available to cover Sibanye-Stillwater’s requirements, nor that the terms of any such alternate processing arrangements as might be available would be financially acceptable to Sibanye-Stillwater. Any such disruption in refining services could have a negative effect on Sibanye-Stillwater’s ability to generate revenues, profits, and cash flows.

Sibanye-Stillwater’s appointment of a new independent registered public accounting firm could result in additional costs and difficulties in complying with regulations governing public company corporate governance including reporting delays in the filing of its reports with the SEC and JSE, and Sibanye-Stillwater’s new independent registered public accounting firm may interpret accounting rules differently than its former firm, which could adversely impact its business

On 26 September 2018, Sibanye-Stillwater announced its intention to dismiss its former independent registered public accounting firm, KPMG, Inc., and its plan to engage a new firm, Ernst & Young Inc., to serve in that role. Consequently, Sibanye-Stillwater’s new independent registered public accounting firm will be reviewing and auditing its financial reporting in the future. Sibanye-Stillwater’s continuing preparation for and implementation of various corporate governance reforms and enhanced disclosure laws and regulations adopted in recent years requires it to incur significant additional accounting and legal costs, and this change in auditors could add to the overall cost required for compliance. Any new auditor will not have the institutional knowledge of Sibanye-Stillwater and its management held by the previous auditor, and the transition will require significant additional efforts on the parts of Sibanye-Stillwater’s personnel and management.

Given the complexities of public-company accounting rules, the differences in how those rules are interpreted by various accounting firms, it is possible that Sibanye-Stillwater’s new independent registered public accounting firm will require it to characterise certain transactions and/or present financial data differently than previously audited financial information. Similarly, it is possible that the new independent registered public accounting firm will disagree with the way Sibanye-Stillwater has presented financial results in prior periods, in which case it may be required to restate those financial results. In either case, these changes could negatively impact Sibanye-Stillwater’s future financial results and/or previously reported financial results, could subject it to the expense and other consequences of restating prior financial statements, and could lead to government investigation and/or shareholder litigation. Any unanticipated difficulties in preparing for and implementing these and other corporate governance and reporting reforms could result in material delays in compliance or significantly increase Sibanye-Stillwater’s costs which could have a material adverse effect on Sibanye-Stillwater’s business, operating results, and financial condition.

We have identified material weaknesses in our disclosure controls and internal controls over financial reporting which may adversely affect the accuracy and reliability of our financial statements, and our reputation, business and the price of our ordinary shares and ADRs, as well as lead to a loss of investor confidence in us

In connection with the 1 July 2018 tax rate change in New Jersey, we did not conduct an effective risk assessment, on one of our US PGM operations consolidation reporting packs, to assess the impact of changes in US tax regulations on US deferred tax and related internal controls that were responsive to risks of misstatement. In addition, we did not have an effective exchange of information and communication process to ensure that relevant and reliable information was communicated on a timely basis such that certain process and control owners could perform their financial reporting and control responsibilities appropriately, specifically relating to (1) the recognition, measurement and disclosure of US deferred taxes associated with consolidation entries in one of the US PGM operations  consolidation reporting packs and (2) the recognition and measurement of certain period end closing entries related to cash and cash equivalents, trade receivables, trade and other payables, and short-term borrowing facilities. These deficiencies resulted in a material misstatement to the US deferred taxes in the initial consolidated financial information, that was adjusted prior to the release of our condensed consolidated preliminary financial statements, Annual Financial Report and this Annual Report on Form 20-F. However, the control deficiencies created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. As described under “Controls and Procedures”,

Sibanye-Stillwater Form 20-F 2018	289

RISK FACTORS continued

management has concluded that these deficiencies constitute material weaknesses in our internal control over financial reporting and, accordingly, disclosure controls were not effective as of 31 December 2018.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

While the issue relating to the risk assessment and information and communication relating to the US deferred tax was remediated as of the date of filing this report, the controls that gave rise to the material weaknesses  were not operating effectively as of 31 December 2018.  In addition, the remediation of the information and communication deficiency relating to certain closing entries is still in progress. If we identify additional material weaknesses in our internal controls over financial reporting or disclosure controls in the future, our ability to analyse, record and report financial information accurately, to prepare our financial statements within the time periods specified by the rules and forms of the SEC or the JSE and to otherwise comply with our reporting obligations under the federal securities laws and the laws of South Africa, will likely be adversely affected.  The occurrence of these material weaknesses and any future material weaknesses in our internal controls over financial reporting or other ineffective disclosure controls may adversely affect the accuracy and reliability of our financial statements and disclosure. Any such issue may have a material adverse effect our reputation and business.

The effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries is uncertain

On 22 December 2017, new federal tax reform legislation, known as the Tax Cuts and Jobs Act, was enacted in the United States, resulting in significant changes from previous US federal tax law. The changes include, among others, a reduction to the US federal corporate income tax rate to 21% from 35%, effective 1 January 2018. However, notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act on Sibanye-Stillwater and its subsidiaries, whether adverse or favourable, is still uncertain and may not become evident for some period of time.

In addition, in July 2018, the New Jersey Governor in the United States signed a number of bills implementing numerous tax changes that affected the US PGM operations. The most significant change in the New Jersey law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership). This resulted in an increase in the estimated deferred tax relating to the US PGM operations and a deferred tax charge of R1,545 million (US$108 million) in the Consolidated Financial Statements of the Sibanye-Stillwater Group.

Sibanye-Stillwater’s financial flexibility could be materially constrained by South African Exchange Control Regulations

South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the CMA) are subject to exchange controls enforced by the SARB. As a result, Sibanye-Stillwater’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye-Stillwater’s financial and strategic flexibility, particularly its ability to raise funds outside South Africa.

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

Risks related to the Acquisitions

Sibanye-Stillwater may face challenges in the integration of Lonmin’s business (upon successful completion), which could disrupt its current operations or result in higher costs or worse overall performance than we anticipate

If we are unable to integrate Lonmin’s business following completion of the Lonmin Acquisition (which remains subject to the satisfaction or waiver of a number of conditions (including, but not limited to, the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the High Court of Justice in England & Wales) as well as an appeal before the Competition Appeal Court of South Africa against the South African Competition Tribunal’s decision to approve the Lonmin Acquisition subject to certain conditions imposed by Sibanye-Stillwater) with our own operations in a timely and cost-effective manner, the potential benefits of the Lonmin Acquisition, including the estimated revenue and cost synergies we expect to achieve, may not be realised. In particular, if the effort we devote to the integration of our businesses with that of Lonmin diverts more management time or other resources from carrying out our operations than we originally planned, our ability to maintain and increase revenues as well as manage our costs could be impaired. Furthermore, our capacity to expand other parts of our existing businesses may be impaired.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater Form 20-F 2018	290

RISK FACTORS continued

Our growth strategy, including the acquisitions and reorganisation of our business, may not be successful

Prior to our acquisitions of a number of PGM operations in Southern Africa and the United States, the first of which was completed in April 2016, our core businesses were primarily focused on owning and operating underground and surface gold operations, as well as operating extraction and processing facilities for treatment of gold-bearing ore before it is refined. As noted in ―Risks related to Sibanye-Stillwater’s business—Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations, market prices for gold and PGMs have fluctuated widely in the past, affecting the profitability of the Group’s gold and PGM mining operations and the cash flows generated by those operations. These operations have experienced significant volatility during the recent past.

Following the Stillwater acquisition, Rustenburg operation acquisition, the Aquarius acquisition, as well as the announcement of the proposed Lonmin Acquisition, key components of our strategy have been to reorganise the Group’s operations into a Southern African division/region and a US division/region, and to potentially grow our operations through expansion into further markets. Our growth strategy requires significant investment and places strain on our financial and management resources, as well as our compliance systems, as our management team will be required to support and oversee operations in an industry where they may have limited or no experience while at the same time ensuring that our management systems are suitable for our expanding operations. We cannot assure that we will be able to achieve the objectives our management anticipates or that our management will be able to manage any such processes successfully. Failure to achieve such objectives or any significant weakening of our overall management controls could have a material adverse effect on our business, operating results and financial condition.

If any of Lonmin (following completion of the Lonmin Acquisition), Stillwater, the Rustenburg operation or Aquarius does not perform in line with our expectations, we may be required to write-down the carrying value of our investment, which could affect our ability to pay dividends

Under IFRS, we are required to test the carrying value of long-term assets or cash-generating units for impairment at least annually and more frequently if we have reason to believe that our expectations for the future cash flows generated by these assets may no longer be valid. If, following completion, the results of operations and cash flows generated by Lonmin (the acquisition of which remains subject to the satisfaction or waiver of a number of conditions (including, but not limited to, the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the High Court of Justice of England & Wales as well as an appeal before the Competition Appeal Court of South Africa against the South African Competition Tribunal’s decision to approve the Lonmin Acquisition subject to certain conditions imposed on Sibanye-Stillwater)), Stillwater, the Rustenburg operation or Aquarius are not in line with our expectations, we may be required to write-down the carrying value of the investment. Any write-down could materially affect our business, operating results, operations and financial condition.

We may discover contingent or other liabilities within Lonmin, Stillwater, the Rustenburg operation or Aquarius or other facts of which we are not aware that could expose Sibanye-Stillwater to loss

Although Sibanye-Stillwater has received certain representations, warranties and indemnities regarding Stillwater, the Rustenburg operation and Aquarius under the terms of the agreements regarding those acquisitions, and it has conducted general due diligence in connection with the Stillwater acquisition, Rustenburg operation acquisition, Aquarius acquisition and proposed Lonmin Acquisition (the acquisition of which remains subject to the satisfaction or waiver of a number of conditions (including, but not limited to, the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the courts of England and Wales) as well as an appeal before the Competition Appeal Court of South Africa against the South African Competition Tribunal’s decision to approve the Lonmin Acquisition subject to certain conditions), such due diligence was necessarily limited. There can be no assurance that Sibanye-Stillwater identified all the liabilities of, and risks associated with, the Stillwater acquisition, Rustenburg operation acquisition, Aquarius acquisition and proposed Lonmin Acquisition or that it will not be subject to unknown liabilities of, and risks associated with, the acquisitions, including liabilities and risks that may become evident only after Sibanye-Stillwater has been involved in the operational management of the Stillwater acquisition, Rustenburg operation acquisition, Aquarius acquisition and proposed Lonmin Acquisition. Sibanye-Stillwater may incur losses in excess of this maximum amount provided for in the relevant indemnities, or the matters giving rise to the losses may not be recoverable against the relevant warranties or indemnities or at all.

Sibanye-Stillwater’s operations in Zimbabwe are subject to rules and regulations that limit its ability to export unrefined platinum or to remit revenue generated out of the country; such rules and regulations may also impact the ownership structure of these operations

One of Sibanye-Stillwater’s joint ventures, the Mimosa operations, is located in Zimbabwe. The Mimosa operations delivered attributable production for the year ended 31 December 2018 of 124,576oz (4E) and contributed a profit of R211 million. Under Zimbabwean exchange control legislation, up to 80% of the revenue generated from Sibanye-Stillwater’s Zimbabwe operations must be retained in the country. Sibanye-Stillwater is limited in its ability to remit profits from Zimbabwe to South Africa. Further, due to the short supply of US dollars in Zimbabwe, the funds retained in Zimbabwe create increased exposure to economic and inflationary risks.

Furthermore, a number of years ago, the Government of Zimbabwe announced that a 15% royalty would be imposed on the export of unrefined platinum beginning in January 2017. The implementation date has been deferred a number of times, the most recent of which was until 1 January 2022. If such royalty is imposed, it could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater Form 20-F 2018	291

RISK FACTORS continued

Mimosa has commissioned feasibility studies to explore expanding its smelter operations in Zimbabwe. The construction of such facilities would be subject to several challenges including, amongst others, the time required, the substantial capital expenditure and a lack of adequate infrastructure.

The Zimbabwean Indigenisation and Economic Empowerment Act (the Indigenisation Act) promulgated in 2008, previously required the transfer of a 51% shareholding in all foreign-owned companies to indigenous Zimbabweans. The Indigenisation Act was fundamentally amended by Section 42 of the Finance Act No. 1 of 2018 (the Finance Act). The Indigenisation Act, as amended provides as follows: (i) Section 2A of the Indigenisation Act states that the Indigenisation Act shall only apply to those businesses in the reserved sector of the economy and those specified in Section (3)1; (ii) Section 3(1) states that the State shall have at least 51% shares or an ownership interest in a designated extractive business, being entities or businesses involved in the extraction of platinum and diamonds and the 51% stake reserved for the State is to be owned by a designated entity, being the Zimbabwe Mining Development Corporation, the Zimbabwe Consolidated Diamond Company or the National Indigenisation and Economic Empowerment Fund; and (iii) the Minister of Industry, Commerce and Enterprise Development in terms of section 3(6) of the Indigenisation Act is empowered to relax the 51% State-ownership quota by permitting a business in the designated extractive sector to achieve the quota through the use of credits, and for such a period as the Minister shall prescribe.

On 12 April 2016, in a statement clarifying the Indigenisation Act, Zimbabwe’s former President announced that foreign mines could retain ownership control as long as 75% of the gross value of exploited resources is retained in Zimbabwe. The Zimbabwean Indigenisation Act was amended on 1 December 2017 to codify the former President’s statements into law.

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

Zimbabwe is the subject of targeted sanctions by the United States, EU and the United Kingdom. The sanctions are limited in scope, targeting only designated individuals and entities, including certain members of the government, who are deemed to be undermining democratic institutions and processes in Zimbabwe.

In terms of the Minerals Marketing Corporation Act, 1983 (MMCZ Act), the Mineral Marketing Corporation of Zimbabwe (MMCZ) is the sole legal exporter of all minerals mined in Zimbabwe and is entitled to a commission in relation to all sales, as an agent to the mining companies, which is stipulated by the MMCZ Act. The Mimosa operations paid MMCZ US$2.8 million in fiscal 2018. The MMCZ is an entity specifically sanctioned by the US Office of Foreign Assets Control and listed on its Specially Designated Nationals list. Under the sanctions, MMCZ’s assets are blocked and US persons are prohibited from dealing with the entity. There is no requirement, legal or otherwise, for MMCZ to be involved in the Mimosa operations management or operations and Sibanye-Stillwater has no contractual or other relationship with MMCZ outside of the MMCZ Act requirements.

Continued economic and political uncertainty in Zimbabwe and targeted sanctions against certain Zimbabwean entities may affect future foreign investment in the country and may lead to the imposition of further exchange controls, restrictions on the ownership of Sibanye-Stillwater’s assets and its ability to raise funds for or operate its business and export minerals and metals from Zimbabwe. Should such events occur, they may have an adverse effect on Sibanye-Stillwater’s business and operations in Zimbabwe as well as its financial condition.

Risks related to Sibanye-Stillwater’s shares and American Depositary shares (ADSs)

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye-Stillwater

Securities laws of certain jurisdictions may restrict Sibanye-Stillwater’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye-Stillwater. In particular, holders of Sibanye-Stillwater securities who are located in the United States (including those who hold ordinary shares or the ADSs) may not be able to participate in securities offerings by or on behalf of Sibanye-Stillwater unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

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

Sibanye-Stillwater Form 20-F 2018	292

RISK FACTORS continued

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgements, against Sibanye-Stillwater, the directors and the executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa

Sibanye-Stillwater is incorporated in South Africa. Most of the directors and executive officers reside outside of the United States. Substantially all of the assets of these persons and approximately 45% of the assets of Sibanye-Stillwater are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Sibanye-Stillwater a judgement obtained in a US court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.

Investors should be aware that it is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. Whether a judgement is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy and contractually stipulated penalties are subject to and limited by the provisions of the Conventional Penalties Act, 1962. South African courts cannot enter into the merits of a foreign judgement and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. However, a South African court may, in certain circumstances, require expert evidence in relation to the law of the jurisdiction which governs the contract in question. It is doubtful whether an original action based on US federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

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

Sibanye-Stillwater’s shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye-Stillwater’s outstanding share options, conversion of convertible bonds, issues of shares by the Board in compliance with BBBEE legislation or in connection with acquisitions, and a large volume of sales of Sibanye-Stillwater’s shares, or the perception that such large sales may occur, could adversely affect the trading price of Sibanye-Stillwater’s shares

Shareholders’ equity interests in Sibanye-Stillwater will be diluted to the extent of future exercises or settlements of rights under the Sibanye-Stillwater 2013 Share Plan or the Sibanye-Stillwater 2017 Share Plan and any additional rights. Sibanye-Stillwater shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with applicable BBBEE legislation. See ―Risks related to

Sibanye-Stillwater Form 20-F 2018	293

RISK FACTORS continued

Sibanye-Stillwater’s business—Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute.

On 19 September 2017, Sibanye-Stillwater launched an offering of US$450 million senior unsecured guaranteed convertible bonds due 2023 with the initial conversion ratio of 120,627 ordinary shares per bond (the 2023 Convertible Bond). The 2023 Convertible Bond has a coupon of 1.875% per annum payable semi-annually in arrear in equal instalments on 26 March and 26 September of each year, commencing on 26 March 2018.

Sibanye-Stillwater cannot predict the timing or amount of conversions of the 2023 Convertible Bond or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of Sibanye-Stillwater’s ordinary shares. In addition, the conversion price of the 2023 Convertible Bond is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorised but unissued ordinary no par value shares, or securities convertible into ordinary no par value shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

The Board of Sibanye-Stillwater has the authority to authorise certain offers and sales of the securities without the vote of, or prior notice to, Sibanye-Stillwater shareholders. Such additional issuances may involve the issuance of a significant number of ordinary no par value shares at prices less than the current market price.

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

Further, the issuance of shares in connection with any acquisition (whether in the form of consideration or otherwise) may result in dilution to existing shareholders. For example, on 16 May 2014, Sibanye-Stillwater concluded the acquisition of Cooke. As consideration for the acquisition, Sibanye-Stillwater issued 156,894,754 new Sibanye-Stillwater shares at R28.61, representing 17% of Sibanye-Stillwater’s issued share capital on a fully diluted basis.

The Newshelf 1114 Empowerment Partner has a put option in respect of their 24% shareholding in Newshelf 1114, which allows them to acquire shares in Sibanye-Stillwater, subject to certain conditions. These conditions include in particular confirmation by the DMR that implementation of the put option will not detrimentally affect the empowerment status of Newshelf 1114. If the Newshelf 1114 Empowerment Partner exercises this put option, Sibanye-Stillwater must acquire its shares in Newshelf 1114 based on the net attributable fair value of the underlying assets and liabilities of Newshelf 1114. Pursuant to the exercise of the put option by a Newshelf 1114 Empowerment Partner, if Sibanye-Stillwater is required and elects to issue shares to the Newshelf 1114 Empowerment Partner, the number of shares in Sibanye-Stillwater to be issued shall be determined on the basis of the 30-day VWAP of Sibanye-Stillwater on the JSE. The Newshelf 1114 Empowerment Partner’s net attributable fair value will be adjusted by the original subscription loan still due by the Newshelf 1114 Empowerment Partner on acquiring the 24% shareholding in 2013. The subscription loan balance at 31 December 2018 was R712 million. The option can be exercised until 8 February 2021.

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

Sibanye-Stillwater Form 20-F 2018	294

INFORMATION ON THE COMPANY

Sibanye-Stillwater’s Mining Operations

US PGM operations: Stillwater and East Boulder

Sibanye-Stillwater Form 20-F 2018	295

INFORMATION ON THE COMPANY continued

General

The Stillwater (including the Blitz expansion project) and East Boulder mines are located near the towns of Nye and McLeod in Montana, USA. Both are shallow to intermediate depth underground PGM mines. PGM production commenced in 1986 and has largely been uninterrupted.

The mining assets are located on the front range of the Beartooth Mountains with elevations exceeding 2,700m above mean sea level (amsl). The two mines are within the Custer and Gallatin national forests.

Snow in the winter occasionally poses adverse operating conditions and can have an impact on mine site access, but has not significantly hindered operations since mining commenced.

The operations both target the J-M Reef zone, predominantly via mechanised ramp and fill (R&F) mining method (+80%).

All surface infrastructure and tailings management facilities are located within Stillwater and East Boulder mine operating permits, which covers an area measuring 1,396ha. Ore from the two mines is milled and treated at integrated concentrator complexes located at each mine-site. Concentrate smelting and refining takes place at the Columbus smelter complex.

Stillwater mine has two principal mining sections. The current section, which has been in operation since 1986 and currently produces 330,000oz per annum of platinum and palladium in concentrate. The Blitz section, a major expansion project currently under development, started ore production in 2017 and is currently producing 30,000oz per annum. The current section of mine is accessed by a 580m deep shaft and five portals. The Blitz section is accessed by one portal.

East Boulder has been in operation since 2002 and currently produces 230,000oz per annum of platinum and palladium in concentrate. The East Boulder mine is accessed via two 5,800m tunnels.

Licence status and holdings

Stillwater holds or leases 1,704 patented and unpatented lode, placer, tunnel or mill site claims in the Stillwater, Sweet Grass and Park counties of south-central Montana, encompassing over 10,522ha. The 1,498 unpatented claims are renewed annually and are in good standing. Stillwater owns 206 patented lode claims.

The 1,396ha of permitted operating areas are in good standing.

Mineralisation characteristics

•  The J-M Reef is a magmatic reef type PGM deposit defined as the palladium-platinum rich stratigraphic interval, mainly occurring within a troctolite (OB-I zone) of the Lower Banded Series

•  Palladium and platinum are the main PGMs, both constituting between 15g/t to 25g/t over a variable thickness with economic mineralised thickness ranging from 0.9m-2.7m and averaging 1.8m

•  Ratios of palladium to platinum in metallurgical concentrate are known to range from 3.4:1 (in situ 3.5:1) at Stillwater to 3.5:1 (in situ 3.6:1) at East Boulder

•  By-products of gold, rhodium, copper and nickel are recovered at the concentrators, smelter and refinery

•  Other associated PGMs such as iridium, ruthenium and osmium occur in low quantities and are generally not evaluated by Stillwater

•  The visual identification of the J-M Reef is facilitated by the presence of approximately 0.25% to locally 3% visible associated disseminated copper-nickel pathfinder sulphide minerals

Infrastructure

Stillwater

Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop and warehouse, changing facilities, headframe, hoist house, sand and paste plants, water treatment, storage facilities and offices.

East Boulder

Key Infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop and warehouse, changing facilities, twin tunnels to access mine, sand plant, water treatment, storage facilities and offices.

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)	Planned production (ktpm)[1]
	Stillwater Shaft	165	107
	Blitz Rail	122	92
	East Boulder Rail	137	80
	[1] Planned production is five-year hoisted average from 2019 onwards.

Sibanye-Stillwater Form 20-F 2018	296

INFORMATION ON THE COMPANY continued

Mining method

The three principal mining methods are the following:

•  Mechanised R&F (both overhand and underhand) (80 – 90%)

•  Sub-level extraction (SLE) by long hole open stoping with hydraulic backfilling (10 – 15%)

•  Overhand cut and fill (C&F) stoping, utilising either raisebore or Alimak for access (<5%)

Life of mine

Stillwater

It is estimated that the current Mineral Reserves will sustain the Stillwater operation until 2044, and the Blitz project has the potential to significantly expand the Mineral Reserves beyond 2055

East Boulder

It is estimated that the current Mineral Reserves will sustain East Boulder until 2056

Mineral processing and capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Stillwater	Flotation	3,1001	2,500	92.2	UG
	East Boulder	Flotation	1,800	1,600	90.8	UG
	[1] Stillwater concentrator capacity is planned to increase to meet design capacity in 2021 that is needed to process ore from the Blitz area.
Tailings disposal and capacity

Stillwater

•  Currently 55% of all concentrator tailings are returned underground for backfill; the remaining 45% is sent via pipeline to Hertzler TSF situated 11km north of Stillwater

•  Current storage facility has 5,900kt of storage remaining with expansion planned to add an additional 10,200kt of storage in 2030; the Hertzler storage facility, with the planned expansion, will have adequate storage for current Proved and Probable Mineral Reserves

East Boulder

•  Currently 50% of all concentrator tailings are returned underground for backfill; the remaining 50% is sent via pipeline to a TSF adjacent to the mine site

•  The current storage facility has 5,600kt of storage remaining; an expansion is planned to add an additional 4,950kt of storage in 2038; the facility, including the planned expansion, will have adequate storage for the current Proved and Probable Mineral Reserves

Key developments and brownfield projects (on-mine)

•  The approved Blitz project is expected to expand the Stillwater Mine 6,000m to the east of the existing mining operations

•  All primary development in the Blitz area will be 5m high by 5m wide, which will significantly reduce the amount of underground support personnel per tonne mined versus the current mining operation

•  The average Blitz reserve grade is 24g/t with localised stoping (ore) areas in excess of 30g/t

•  First production was in October 2017 and is expected to reach a sustaining level of 300Koz per annum in 2022

US projects

The US entity is supported by a pipeline of projects, distributed throughout the Americas, including the Altar, Marathon and Rio Grande exploration stage projects.

The Altar project, located within San Juan province, Argentina, is an advanced stage porphyry copper-gold exploration project, requiring additional drilling success and studies to allow transition to feasibility.

During the course of 2018, Regulus Resources Inc. listed its Argentine assets, including the Rio Grande project, into a newly formed company, Aldebaran Resources Inc (Aldebaran). Aldebaran has entered into a joint venture and option agreement with Stillwater Canada LLC (Stillwater), an indirect subsidiary of Sibanye-Stillwater, to acquire up to an 80% interest in Peregrine Metals Ltd (Peregrine), a wholly-owned subsidiary of Sibanye-Stillwater, which owns the Altar copper-gold project. Under the agreement, Sibanye-Stillwater retained a direct interest in the Altar project of either 40% or 20% (should Aldebaran exercise its additional earn-in option), as well as an indirect exposure to all Aldebaran assets (including the Rio Grande project) through its 19.9% shareholding in Aldebaran. As at 31 December 2018, no earn-in on Altar had been effected and 100% of the Mineral Resource is reported.

The Rio Grande project (owned and managed by Aldebaran) is an iron oxide copper-gold (IOCG) type, copper-gold, exploration stage project located in north-western Argentina, approximately 250km west of the provincial capital of Salta and approximately 1,400 km north-west of Buenos Aires. The Mineral Resources of the Rio Grande deposit are reported on an attributable basis based on the Group’s 19.9% shareholding in Aldebaran.

The Marathon project is an exploration stage, layered igneous type, PGM-gold-copper project, situated 10km north of Marathon, Ontario province, Canada. The Marathon project was the subject of a feasibility study (FS) conducted in March 2014, after which the decision was made to revert from a development project back to an exploration project.

Sibanye-Stillwater Form 20-F 2018	297

INFORMATION ON THE COMPANY continued

US projects: Altar

mine site access, but has not significantly hindered operations since mining commenced. method (+80%).
General

The Altar project is a shallow to intermediate depth, copper-gold porphyry deposit located in San Juan province, Argentina, approximately 10km from the Argentine-Chile border and 180km west of the city of San Juan.

Surface elevations within the project area range between 3,100m and 4,000m above sea level and the relief in the project area is characterised by long mountain ranges, cut by narrow valleys. The climate is continental semi-arid. Temperatures ranges from -3°C to 15ºC in summer and from -25°C to 7°C in winter.

Multiple changes in ownership have occurred since 1999, with Stillwater acquiring Altar in 2011. Sibanye-Stillwater acquired the Altar project in 2017. Following the transaction with Regulus and Aldebaran in 2018, management has reverted to Aldebaran.

The Altar deposit was discovered in the mid-1990s and early phase exploration and access continued until 1999. Project evaluation work to date has primarily focussed on assessing the feasibility of an open pit operation.

Exploration activities are focussed on further expanding and defining the porphyry hosted mineralisation that includes diamond drilling, geophysical surveys, geologic mapping and geochemical surveys.

Licence status and holdings

The property and mineral concessions are held by Peregrine, which includes the Argentine subsidiary Minera Peregrine Argentina, SA.

The Altar project consists of nine mining concessions, one exploration permit and nine mining rights of way (servidumbres). It also includes an option on the five adjacent Rio Cenicero concessions, four of which are adjacent to the Altar property and one located to the south-west. The Altar concessions and exploration permits collectively cover about 8,444ha and the Rio Cenicero concessions cover an additional 3,717ha. In addition, permits to open and service the camp, as well as take water for exploration purposes, are maintained annually. All legal aspects and tenure are in order.

Baseline environmental surveys (glacial, hydrologic, archeological, flora-fauna and hydrologic monitoring) have continued each year under Stillwater.

Deposit type and mineralisation characteristics

Two main ore zones within the Altar area of the deposit that are called the Altar Central and the Altar East zones. The Quebrada de la Mina (QDM) Resource (inclusive to the Altar project) is located 3km west of the main Altar deposit and is a near-surface gold resource hosted in pyrite within a dacite porphyry.

The Altar porphyry was deposited in an environment that transitions from the basal roots of a high sulfidation epithermal lithocap to a sub-volcanic porphyry copper environment at depth. The deposit is described as telescoped because of the close spatial distance between the porphyry and the high sulfidation alteration systems. The age of the porphyry copper mineralisation is estimated to be Miocene, approximately 10 to 12 million years old.

Mineralisation at the Altar deposits is closely associated with the different porphyry stocks and related hydrothermal breccias, but is also found in Pachon Rhyolite, Pachon Andesite and Pachon Volcanic Breccia. The well-developed copper mineralisation shows a strong relationship to the distribution and intensity of sericitic and potassic alteration.

The copper mineralisation associated with the potassic alteration, mainly porphyry style chalcopyrite–bornite mineralisation, was reconstituted as hypogene assemblages of pyrite, chalcocite and bornite within the sericitic alteration zone.

Key developments and intentions

The feasibility study to date focusses on extracting copper and gold. The basis for the statement of Mineral Resources is that Altar will be a high production rate open pit. The component of the mineralisation that meets the Mineral Resource requirements for “reasonable prospects of economic extraction” was based on the results of a floating cone pit algorithm. The effective date of the last Altar Mineral Resource estimate is at 11 October 2013.

Since the generation of the 2014 technical report, exploration focused on discovery of additional porphyry stocks away from the main Altar deposit. A total of 10,133m of drilling was completed after the 2014 technical report, through 2017 on isolated targets generated from geophysical and prospecting surveys.

Following the transaction with Regulus and Aldebaran, the focus will remain on effecting the earn in through focussed exploration to further expand and define the porphyry hosted mineralisation.

Exploration results

A new copper-gold discovery was made east of the QDM gold deposit named QDM-Radio-Porphyry in 2016 and 2017. Drill density is too sparse for a Mineral Resource update currently. A drill programme to test the deep extensions down to 1,500m depth of the QDM-Radio-Porphyry, Altar East and Altar Central was conducted in 2018.

•  The core drilling programme of 4,923m was completed with three new holes, plus one drillhole extension with maximum depths of 1,540m from surface

•  All boreholes encountered significant mineralisation

In addition, the following work continued:

•  Extension of the QDM ground magnetic survey

•  Talus fine geochemical survey

•  Surface prospecting work

Sibanye-Stillwater Form 20-F 2018	298

INFORMATION ON THE COMPANY continued

US projects: Marathon

mine site access, but has not significantly hindered operations since mining commenced. method (+80%).
General

The Marathon PGM-copper project is located approximately 10km north of the town of Marathon, Ontario, situated adjacent to the Trans-Canada highway No 17 on the north-east shore of Lake Superior.

The climate is typical of northern areas within the Canadian Shield, with long winters and short, warm summers. The annual average temperature is 1°C with the highest average monthly temperature of 15°C in August and lowest in January of -15°C. The Marathon PGM-copper property is located in an area characterised by moderate to steep hilly terrain, with a series of creeks and lakes and dense vegetation.

Exploration for copper and nickel deposits in the greater Marathon area started in the 1920s and continued until the 1940s with the discovery of several titaniferous magnetite and disseminated chalcopyrite occurrences. During the past four decades, the Marathon PGM-copper project has undergone several phases of exploration and economic evaluation, including geophysical surveys, prospecting, trenching, DD programme, geological studies, resource estimates, metallurgical studies, mining studies and economic analyses. Ongoing exploration efforts continue along the prospective margins of the Coldwell Complex intrusive.

Licence status and holdings

The property consists of five Crown leases and 32 unpatented mining claim blocks totalling 5,740ha. The leases and claims are held in the name of Stillwater Canada Inc (Stillwater Canada), a fully owned subsidiary of Stillwater.

All required permits and mineral property tenure requirements relative to the status of the exploration project have been obtained and are in good standing.

Deposit type and mineralisation characteristics

The Marathon deposit consists of several large, thick and continuous zones of disseminated sulphide mineralisation hosted within the Two Duck Lake Gabbro. The mineralised zones occur as shallow dipping sub-parallel lenses that follow the basal gabbro contact and are labelled as footwall, main, hanging wall zones and the W horizon. The main zone is the thickest and most continuous zone. For 516 drillhole intersections, with intervals greater than 4m thick, the average thickness is 35m and the maximum is 183m.

Sulphides in the Two Duck Lake Gabbro consist predominantly of chalcopyrite, pyrrhotite and minor amounts of bornite, pentlandite, cobaltite, and pyrite. The proportions of sulphide minerals as determined in a QEMSCAN survey of a bulk sample are 2.75% pyrrhotite, 0.79% copper-iron sulphides (chalcopyrite and bornite), 0.09% pentlandite and trace amounts of pyrite, galena and sphalerite.

A prominent feature of the Marathon deposit is the local and extreme enrichment of PGM with respect to copper. For example, high grade samples from the W horizon that contain between 25g and 50g/tonnes palladium might also contain very low concentrations of copper (<0.02%). The separation of PGM from copper is observed throughout the deposit but is most common near the top of the mineralised zone.

In the southern half of the deposit, PGM enrichment is most prominent in the W horizon.

The Marathon PGM-copper deposit formed by sulfide accumulation in basins and troughs of the magma conduit and underwent significant upgrading of copper and PGM contents by the process of multistage dissolution upgrading that was described for similar disseminated mineralisation in the Noril’sk region by Kerr and Leitch (2005).

Key developments and intentions

Stillwater Canada continued advanced exploration at the Marathon deposit from January 2011 until the present. However, with the acquisition of the neighbouring Bermuda property from Benton Resources in December 2010, the focus of exploration has expanded from the Marathon deposit to include numerous copper/sulphide occurrences located along the northern margin of the Coldwell Complex encountered to the north and west of the Marathon deposit.

A pre-feasibility study was conducted in 2014 which indicated that under the current economic climate the project is deemed not financially feasible for exploitation. As a result, Marathon is currently an exploration stage project. The exploration target is higher grade feeders and zones that could enhance the economics of the lower grade pit Mineral Resource defined in the feasibility. In addition, baseline environmental studies are ongoing.

Exploration has been focussed around the margins of the Coldwell Complex. The character of exploration at the Marathon deposit by staff of Stillwater Canada has changed to include a more detailed approach to petrography and geochemistry in order to gain a greater understanding of the host Marathon Series as well as the fine grained series and layered series that comprise the Eastern Gabbro. This detailed work has resulted in a new model for the intrusion of the Eastern Gabbro and is now widely used as a framework for exploration elsewhere in the complex.

Exploration results

During 2018, the following exploration activities were performed:

•  Geologic prospecting mapping and trench sampling continued at the Boyer zone where surface mineralisation was extended 800m

•  Passive seismic survey was completed over the Marathon property (1024 geophones) as a research project funded by a H2020 European grant. The data is currently being processed with the goal of locating high velocity zones that correlate with massive sulfide high-grade feeders at Marathon

•  Gravity survey line (6,000m) was surveyed in 2018 across a seismic high-velocity zone to verify higher-density (confirmed)

•  Baseline environmental stream sampling and a modest community relations programme continued during the year

Sibanye-Stillwater Form 20-F 2018	299

INFORMATION ON THE COMPANY continued

US projects: Rio Grande

mine site access, but has not significantly hindered operations since mining commenced. method (+80%).
General

The project is located in north-western Argentina, approximately 250km west of the provincial capital of Salta and approximately 1,400km northwest of Buenos Aires.

The property is located at high elevation (3,600m to 4,600m above sea level) in the desert area of the Andes Mountains. Local relief on the property is generally formed by low hills, but some steep areas also exist. Vegetation and water are scarce on the property.

The project has been explored by various operators since 1999, including Mansfield Minerals Inc, Teck-Cominco, Antares, and Regulus from 2011 to June 2018. Exploration activities have included prospecting, mapping, trenching geophysics, geochemistry, and drilling. From 2001 to 2012, 130 drillholes totalling 74,210m were completed on the property. The most recent drilling was conducted in 2013 when Regulus drilled four holes for 1,200m at Cerro Cori, located east of Rio Grande.

Licence status and holdings	The project consists of one contiguous block comprised of nine mining concessions, totalling 180 claims, covering an area of approximately 16,953ha, with an expiry date of 22 May 2020.
Deposit type and mineralisation characteristics

The Rio Grande area consists of two overlapping andesitic volcanic centres, as well as numerous flanking shallow intrusive plugs, dikes, and sills. Both are constructed of dacitic to andesitic flows, sills and dikes, intruding and flanked by volcaniclastic rocks, including breccias, agglomerates, and lahars, generally dipping away from the volcanic centres.

Alteration is roughly concentrically zoned and is strongly influenced by rock type. The occurrence of veining and mineralisation in Rio Grande is associated with the development of several distinctive hypogene events during the evolution of the deposit. In addition, supergene types of mineralisation in Rio Grande were developed during the uplift and erosion of the deposit in younger stages and up to the present-day time.

The Rio Grande deposit has been the subject of much debate concerning the origin of the mineralisation and deposit type. Different styles of copper-gold mineralisation with associated alteration have been recognised. There is an early mineralised system with affinities to IOCG type deposits, and a later mineralised system with affinities to porphyry style copper-gold deposits.

Key developments and intentions

Roscoe Postle Associates Inc (RPA) was retained by Aldebaran to prepare an independent technical report on the Rio Grande project (the project or the property), located in Salta province, northern Argentina. The purpose of this report is to support the disclosure of the updated Mineral Resource estimate for the project. This technical report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI43-101). RPA visited the property from 8 to 14 August 2017.

RPA updated the Rio Grande Mineral Resource estimate based on the information available at 17 August 2018. Mineral Resources are based on a potential open pit scenario, with a combination heap leaching and flotation envisaged for the processing of oxide, transition, and sulphide material types.

Some viable process options were investigated for copper and gold recovery, but a definitive processing route for the Rio Grande mineralisation has not been determined yet and additional metallurgical studies are required.

Drilling and exploration activities at the project have outlined potentially economic mineralisation and a number of exploration targets that warrant further work. Regulus has identified four targets for exploration with the sulphate-rich/sulphide-bearing system target designated the highest priority. The 2018 43-101 technical report recommends a 7,500m drilling programme for the Rio Grande Sofia zone, consisting of 32 shallow infill drillholes. The proposed budget also includes metallurgical test work to support the completion of more advanced studies on the project and a 8,000m drilling programme consisting of four 2,000m drillholes, aimed at targeting copper-gold-sulphide mineralisation at depth.

A Fortuna Silver property, named Lindero, began development in 2018 and is slated for initial production in 2019. Rio Grande is only 10km in distance from Lindero with a similar type of mineral deposit.

Exploration results	The most recent work conducted was initiated in 2013-present, when Regulus Resources completed an extensive relogging and data reinterpretation programme at Rio Grande.

Sibanye-Stillwater Form 20-F 2018	300

INFORMATION ON THE COMPANY continued

SA PGM operations: Rustenburg

Sibanye-Stillwater Form 20-F 2018	301

INFORMATION ON THE COMPANY continued

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

General

The Rustenburg operation is located in the North West province, north-east of the towns of Rustenburg and Kroondal, 123km west of Pretoria and 126km north-west of Johannesburg. The lease area covers approximately 130km2 and is in excess of 20km from east to west and 15km from north to south. Surface climatic conditions are mild and minimally affect the underground mining operations.

Rustenburg consists of three intermediate depth operating vertical shafts, which utilise a conventional mining method (Siphumelele 1, Khuseleka 1 and Thembelani 1), and Bathopele, which is a shallow mechanised operation.

The Mineral Resource is accessed from surface using conventional underground mining methods to 34 Level (the lowest working level) at Siphumelele Shaft, approximately 1,350m below surface, to 28 Level (the lowest working level) at Khuseleka, approximately 2,105m below surface, and 29 Level (the lowest working level) at Thembelani Shaft. The Mineral Resource at Bathopele is accessed from surface via two decline clusters using mechanised mining methods to a depth of approximately 500m below surface.

The vertical shafts target both the Merensky Reef and UG2 Reef horizons, whilst the shallow, mechanised Bathopele targets only the UG2 Reef. The underground ore is treated at both the Waterval UG2 and Waterval retrofit concentrators, after which it is subject to a purchase of concentrate agreement with the Rustenburg section of Anglo American Platinum. The Waterval UG2 concentrator has an integrated chrome recovery circuit, which recovers a chrome concentrate from the UG2 ore.

Apart from the underground operations, there are also two tailings retreatment operations:

•  Western Limb Tailings Retreatment Plant treats tailings from the old Waterval and Klipfontein TSFs, via hydro mining

•  Tails from the Waterval TSFs and Waterval UG2 and retrofit concentrators are retreated at the Platinum Mile plant

Licence status and holdings

Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) is the holder of a converted mining right under DMR Ref No NW30/5/1/2/2/82 MR (SRPM MR) valid from 29 July 2010 to 28 July 2040.

A notarial deed of cession was executed on 1 November 2016 in terms whereof the SRPM mining right was ceded from Rustenburg Platinum Mines Limited to Sibanye Rustenburg Platinum Mines Proprietary Limited.

The SRPM mining right was registered in the Mineral and Petroleum Titles Registration Office (MPTRO) on 3 October 2011 under Ref No 67/2011.

Mineralisation characteristics

Two reef types are mined at the Rustenburg operation: UG2 Reef and Merensky Reef, both dipping at ~9° towards the north-east. The UG2 Reef consists of a main chromitite seam with an average thickness of 70cm. The mining cut includes the main seam and various components of hangingwall and footwall to a planned mining width varying from 105cm (conventional) to 120cm (mechanised).

The Merensky Reef lies 140m above the UG2 Reef and consists of pegmatoidal feldsphatic pyroxenite, with thin top and bottom contact chrome stringers, and has an average width of 20cm.The mining cut includes the Merensky Reef and various components of hangingwall and footwall to a planned minimum width varying between 105cm and 120cm.

Both the UG2 and Merensky mineralisation occurs as tabular orebodies, and are laterally continuous with relatively long-range grade consistency and predictability.

Reef disruptions in the form of potholing, faulting, IRUP and dykes occur throughout the orebody resulting in an average geological loss of ~10%.

Infrastructure

Rustenburg is a large, established mine, with all the necessary surface infrastructure to support mining operations.

Apart from the four operating shafts, being Kuseleka, Thembelani, Siphumelele and Bathopele, it hosts a number of shafts under care and maintenance.

Sibanye-Stillwater Form 20-F 2018	302

INFORMATION ON THE COMPANY continued

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)		Planned production (ktpm)[1]
	Siphumelele	195		65
	Khuseleka	225		140
	Thembelani	220		140
	Bathopele	280		260
	[1] Planned production is five-year hoisted average from 2019 onwards.
Mining method	• Vertical shafts: conventional scattered breast mining • Mechanised declines: bord and pillar
Life of mine	35 years (until 2053) based on current Mineral Reserves
Mineral processing and capacity	Plant name	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Waterval UG2 concentrator	450	420	84.0	UG2 from underground
	Waterval retrofit concentrator	650	450	74.0	MER and UG2 from underground
	CRP[1]	440	440	11.0	Fresh UG2 tailings
	WLTR plant	450	380	28.0	Historic tailings
	Platinum Mile	800	650	12.0	Fresh and historic tailings
	[1] Chrome retreatment plant (CRP) treats UG2 rougher middlings to recover a saleable chromite concentrate.
Tailings disposal and capacity

•  The two TSFs cater for the planned 750ktpm depositional requirements to beyond 2053

•  Hoedspruit TSF active dam with tonnes being added from WLTR plant

•  Paardekraal TSF active dam with tonnes being added from Retrofit and UG2 plants

Key developments and brownfield projects (on-mine)

Hoedspruit Platinum Exploration was granted a PR under DMR Ref No NW30/5/1/1/2/1300 PR which lapsed on the 14 December 2011. An application for renewal of the PR was submitted and initially refused. However, an appeal was lodged against the refusal of the decision and the appeal was upheld. The granting of the renewal application has been finalised.

Plans are underway to incorporate this PR into the SRPM mining right.

Sibanye-Stillwater Form 20-F 2018	303

INFORMATION ON THE COMPANY continued

SA PGM operations: Kroondal

General

Kroondal is situated in the magisterial district of Rustenburg, approximately 120km north-west of Johannesburg and about 120km west of Pretoria (Tshwane) in the North West province of South Africa.

The Kroondal mine is a 50/50 joint venture with Anglo American Platinum and is subject to a pooling and sharing agreement (PSA), whereby the Sibanye-Stillwater infrastructure is utilised to access Mineral Resources on the Anglo American Platinum held MR. The joint venture is managed by Sibanye-Stillwater.

Kroondal consists of established shallow, mechanised PGM operations in the Western Limb of the Bushveld Complex.

The UG2 Reef is exploited, and the deposit is accessed from surface using decline systems and mined via bord and pillar method. Mining takes place at depths between 250m and 550m below surface.

Run of mine (ROM) ore is treated via two concentrator processing plants (K1 and K2) and there is spare processing capacity at a third concentrator plant, which is currently under care and maintenance (Marikana plant). The concentrate is sold to RPM, a wholly owned subsidiary of Anglo American Platinum, under an off-take agreement.

The Kroondal Extension area, an area situated down-dip of the original PSA agreement area, is mined on a royalty basis to Anglo American Platinum.

Licence status and holdings

Kroondal Operations Proprietary Limited is the holder of a converted mining right under DMR Ref No NW30/5/1/2/2(104) MR (Kroondal MR), valid from 17 October 2006 to 16 October 2022, in respect of a mining area, totalling approximately 1,722ha. The mining right comprises various farms (or portions thereof).

The Kroondal mining right was registered in the MPTRO on 26 April 2007 under Ref No 35/2007 MRC.

Sibanye-Stillwater Form 20-F 2018	304

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

UG2 Reef is exploited at Kroondal operations, which consists of two chromite rich horizons hosting PGM minerals, separated by a pyroxenite parting forming the mineable horizon. The reef dips at ~9º towards the north-east.

The two chromitite horizons, termed the UG2 leader seam and the UG2 main seam, are about 20cm and 70cm thick respectively, and the pyroxenite parting has a variable thickness of up to 4m, but is typically <1.5m.

The mining cut typically includes both the seams, and the minimum mining width is 200cm and the maximum is 270cm, which includes the internal pyroxenite.

The orebody is tabular, laterally continuous with relatively long-range grade consistency and predictability.

Reef disruptions in the form of potholing, faulting, IRUP and dykes occur throughout the orebody, resulting in an average geological loss of ~15%.

Infrastructure

Kroondal is a large, established mine with all the necessary surface infrastructure to support mining operations.

Apart from the five operating shafts, Kwezi, K6, Kopaneng, Simunye and Bambanani, it hosts five shafts under care and maintenance, in the Marikana area.

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)				Planned production (ktpm)[1]
	Kwezi	150				145
	K6	140				125
	Kopaneng	186				144
	Simunye	160				141
	Bambanani	130				120
	[1] Planned production is five-year hoisted average from 2019 onwards.
Mining method	Bord and pillar
Life of mine	It is estimated that the current Mineral Reserves will sustain the operations until 2030
Mineral processing and capacity	Plant name	Type	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	K1	Concentrator	290	290	81.7	UG2
	K2	Concentrator	300	300	80.0	UG2
	• Currently ore from Kwezi, Simunye and Bambanani Shafts is processed at K2 plant • Ore from K6 and Kopaneng Shafts is processed at K1 plant
Tailings disposal and capacity

The three TSFs currently cater for the 600ktpm depositional requirements. Although the current available capacity is not sufficient to cater for the LoM Mineral Reserves, projects are being conducted to assess additional storage facilities in redundant, worked-out open pits.

•  K1 TSF receives tailings from K1 concentrator plant

•  K150 TSF receives tailings from K1 and K2 concentrator plants

•  K2 TSF receives tailings from K2 concentrator plant

•  Marikana TSF receives tailings from K2 concentrator plant

All delivered ore from underground goes through a dense medium separation plant that removes ±30% of total volume delivered, which is principally waste material (pyroxenite). This process enhances the feed grade of the ore received by the concentrators and also assists to minimise the tailings depositional requirements.

Key developments and brownfield projects (on-mine)

Current operations fully utilise the defined and finite Mineral Resource with no upside identified that can be explored or exploited. Studies are ongoing to optimise drone extraction via improved technology.

Sibanye-Stillwater Form 20-F 2018	305

INFORMATION ON THE COMPANY continued

SA PGM operations: Mimosa

General

Mimosa is a shallow, mechanised PGM and base metal mining operation located in the Wedza sub-chamber of the Great Dyke of Zimbabwe, some 32km West of Zvishavane, a major mining centre situated 340km southwest of Harare, the capital city of Zimbabwe.

Mimosa Mining Company is jointly owned by Implats and Sibanye-Stillwater on a 50:50 shareholding, following the conclusion of a deal on 12 April 2016, which resulted in Sibanye-Stillwater acquiring all the shares formerly belonging to Aquarius (Pvt) Ltd. The operation is managed by Impala Platinum.

Mimosa is an ongoing underground operation on the South Hill ore deposit, consisting of two shafts, namely the Wedza Shaft and the Mtshingwe Shaft. The Wedza Shaft, on the northern part of South Hill, has been extensively mined, while Mtshingwe Shaft is at development stage.

There are two mineralised zones at Mimosa, of which only the MSZ is economical and being mined.

Licence status and holdings

The Mimosa mining right is covered by a mining lease covering an area of 6,594ha. The mining lease, Lease No 24, was granted to Mimosa Mining Company on 5 September 1996. The lease was registered for nickel, copper, cobalt, gold, silica, chromite and PGMs and Mimosa Mines (Pvt) Ltd currently holds the mining right to that lease.

The lease agreement gives Mimosa Mining Company exclusive mining rights for PGMs and base metals within the vertical limits of its boundary.

Sibanye-Stillwater Form 20-F 2018	306

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

The Main Sulphide Zone (MSZ) is typically 2m to 3m thick, but is locally up to 20m thick, with a marked decrease in grade with thickening of the zone.

Although mineralisation is very consistent, localised disruption to reef due to pegmatiods and washout channels have been encountered in some areas of the mine.

Unlike the BC, the reef is not in contact with or within chromitite seams. The MSZ has definitive metal profiles which are consistent.

Infrastructure

•  Two adits (Blore and Wedza) for access to the mine and material handling

•  21km underground conveyor network with ore bunker

•  Two 850kW, four 280kW, two 220kW and one 900kW main primary exhaust fans

•  10 raise bore ventilation shafts with four planned for future sinking

•  Two main surface magazines and four underground distribution stores

•  Anfo mixing shed and bulk emulsion storage facilities

•  Surface administration offices, change houses, surface workshops and a clinic

Hoisting and production capacities	Operating shaft		Operating hoisting capacity (ktpm)		Planned production (ktpm)[1]
	Wedza and Mtshinigwe		220		217
[1] Planned production is five-year hoisted average from 2019 onwards.
Mining method	Bord and pillar
Life of mine	It is estimated that the current Mineral Reserves will sustain the operations until 2032
Mineral processing and capacity	Plant name	Type	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Mimosa	Concentrator	185	227	77.7	UG MSZ
Concentrates transported by road to South Africa for smelting and refining at the Implats facilities
Tailings disposal and capacity	Tailings are contained on site in a dedicated TSF, which has sufficient storage capacity to sustain the LoM Mineral Reserves.
Key developments and brownfield projects (on-mine)

Exploration development is currently ongoing at the Mtshingwe Shaft on 14 Level South. The Mtshingwe Block has not been fully evaluated yet. Two holes were drilled at the end of 2017 and showed that the reef is more than 100m below that of South Hill. It is in a graben with sympathetic faults present in the orebody. More exploration holes are planned to be drilled in future.

Sibanye-Stillwater Form 20-F 2018	307

INFORMATION ON THE COMPANY continued

SA PGM projects: Hoedspruit

The Hoedspruit project is located near the town of Rustenburg in North West province of South Africa.

The property comprises a square block of ground about 4km down-dip from SRPM’s Siphumulele Shaft and 4km along strike from the Siphumelele Shaft (Bleskop) on Turffontein.

Sibanye-Stillwater, through its acquisition of Aquarius in 2016, holds both directly and indirectly, 74% of the outstanding share capital of Hoedspruit Platinum Exploration, with the remaining 26% held by Watervale Proprietary Limited (Watervale), an empowerment company controlled by Savannah Resources Proprietary Limited.

Hoedspruit Platinum Exploration was granted a prospecting right under DMR Ref No NW30/5/1/1/2/1300 PR, which lapsed on the 14 December 2011. An application for renewal of the prospecting right, was submitted, but initially refused. However, an appeal was lodged against the refusal. Sibanye-Stillwater intends on submitting an application in terms of the MPRDA to incorporate this project into the existing 82MR, so that this ground can be exploited from the existing Rustenburg underground infrastructure.

Both the Merensky and UG2 Reefs are developed on the property with the Merensky developed at depths ranging from 898m to 1,315m, while the depth of the UG2 Reef varies from 1,042m to 1,408m. Mineralisation characteristics are similar to that of Rustenburg section. This project is contiguous to SRPM’s Siphumelele 1 Shaft and the strategic intent is to apply for the amendment of the current 82MR of Rustenburg to incorporate the Hoedspruit project area. This is currently in progress.

Sibanye-Stillwater Form 20-F 2018	308

INFORMATION ON THE COMPANY continued

SA PGM projects: Zondernaam

.

The Zondernaam project is an exploration stage project situated along the east-west trending, northern part of the Eastern Limb of the Bushveld Complex.

The Zondernaam project is located about 35km east of Lebowakgomo, Limpopo province. It comprises seven contiguous farms to the north of the Phosiri dome and to the west of the producing Lebowa mine.

The project comprises two prospecting rights held by Zondernaam Mining Proprietary Limited, a joint venture between Aquarius Platinum (SA) Corporate Services Proprietary Limited (74%) and Bakgaga Mining (26%), with DMR Ref No LP30/5/1/1/2/0406 PR and LP30/5/1/1/2/0824 PR.

LP30/5/1/1/2/0406 PR expired on 10 October 2010 and LP30/5/1/1/2/0824 PR expired on 12 September 2011. Applications for renewal of both prospecting rights were lodged timeously and the renewal granting letters for these rights have been issued and are awaiting execution.

The UG2 Reef and Merensky Reef horizons of the Bushveld Complex are targeted, but are not known to outcrop on the project area. They are estimated to truncate at depth (~1,500m) against the Transvaal sequence.

The Merensky Reef is generally comprised of a pyroxenite with partings or “internal waste” of varying compositions. Two thin chromitite stringers are usually present, one in the upper portion of the pyroxenite and another in the lower portion of the pyroxenite. A marked increase in the amount of sulphide minerals, as well as increased PGM values are usually expected within the pyroxenites close to these stringers.

The UG2 Reef as observed on the Zondernaam project is a homogeneous chromitite layer of a varying thickness from between 80cm in BAK2 to approximately 1,65m. In most of the boreholes that intersected the UG2 Reef, Leader Seams overlie the Main Seam and are reasonably well developed. The middling between the Leader Seams and the UG2 Main Seam varies in thickness.

Due to the depth of the mineralisation (in excess of 1,500m) the project is not being considered for advancement or development under prevailing PGM prices. No work was conducted in 2018. To date, seven exploration holes have been drilled and confirmed the presence of both the UG2 Reef and Merensky Reefs.

Sibanye-Stillwater Form 20-F 2018	309

INFORMATION ON THE COMPANY continued

SA PGM projects: Vygenhoek

The Vygenhoek project, a 50:50 joint venture between Sibanye-Stillwater and Sylvania Platinum, is an advanced stage exploration project situated 35km southwest of the town of Mashishing and 30km north-east of Roossenekal in Mpumalanga, South Africa.

The Vygenhoek project targets the UG2 Reef and is based on an envisaged shallow open cast operation. Resource definition drilling has been completed, and based on study work, Kroondal Operations Proprietary Limited, a subsidiary of Sibanye-Stillwater, applied for a mining right over the Vygenhoek project area under DMR Ref No MP30/5/1/2/2/10039 MR (Vygenhoek mining right application). An agreement has been reached with Sylvania Platinum Limited to cede the mining right to Macleary 603 Proprietary Limited upon the mining right being granted.

The Vygenhoek mining right application is still pending and the company is liaising with the DMR to resolve outstanding queries relating to the application.

The Mineral Resource in the area is present as an “island” of outcropping, gentle dipping UG2, extending to average depths of 240m.

The UG2 Reef is thought to have been deposited in a synclinal structures in the floor rocks in which mineralisation has “ponded”. The UG2 consists of a main chromitite seam of 30cm to 80cm, separated by pyroxenite from the two to three leaders seams, which are typically 5cm to 15cm thick. At its widest point the remaining UG2 Resource on the Vygenhoek project area has a width of 630m east-west and a length of 1,7km north-south.

Sibanye-Stillwater Form 20-F 2018	310

INFORMATION ON THE COMPANY continued

SA PGM projects: Blue Ridge

The Blue Ridge project 50:50 joint venture with Imbani Platinum, is situated on Blaauwbank farm approximately 30km south-east of Groblersdal on the Eastern Limb of the Bushveld Complex.

The project was originally owned by Ridge Mining, who developed it in partnership with Imbani Platinum. Ridge Mining started exploration in 2001 and completed a feasibility by the end of 2005. Mine development started in January 2007 and Aquarius acquired Ridge Mining in July 2009. The mine was placed on care and maintenance in 2011, on the back of depressed PGM prices, and has remained on care and maintenance ever since. Sibanye-Stillwater owes its 50% stake in the joint venture following its acquisition of Aquarius in 2016.

Blue Ridge Platinum Proprietary Limited is the holder of a converted mining right under DMR Ref No LP30/5/1/2/2/177 MR (Blue Ridge MR), valid from 21 May 2014 to 20 May 2044, in respect of a mining area totalling approximately 1,889.0ha.

The orebody targeted is the UG2 Reef of the BC, with mineralisation varying in thickness from 60cm to 130cm. Mineralisation occurs as A, B and C chromitites locally separated by internal pyroxenites.

The Blue Ridge orebody is preserved in an enclave on the eastern flank of the Dennilton Dome, a positive feature in the floor rocks to the Bushveld Complex and which outcrops southeast of Groblersdal.

This mining operation remains under care and maintenance and the Group is currently considering its strategic options to maximise value from its shareholding in the joint venture. No exploration work has been undertaken on this operation since being placed under care and maintenance in 2011.

Sibanye-Stillwater Form 20-F 2018	311

INFORMATION ON THE COMPANY continued

Gold operations: Beatrix

reef horizons with the deepest operating level some 2,055m below surface (22 Level at 4 Shaft). The principal mining takes place on the Beatrix Reef (BXR). Additional reefs mined include VS5 Reef of the Eldorado Formation (VS5), Aandenk (AAR) and Kalkoenkrans.

General

Beatrix, a shallow to intermediate level gold mine, has been producing gold since 1983, in the southern portion of the Free State Goldfield. Beatrix is located in the district municipality of Lejweleputswa, near the towns of Welkom and Virginia, approximately 240km south-west of Johannesburg, in the Free State province of South Africa.

No extreme climatic conditions are experienced and climate has little influence on mining activities. However, During February 2018, extreme wind caused power outages when electric pylons were blown over. The area is semi-arid (~600mm rainfall per year) with relatively flat grassland. Before the advent of mining the land was used for agricultural purposes, principally maize and cattle farming.

Licence status and holdings

Beatrix is operated under a converted mining right in terms of the MPRDA, with Department of Mineral Resources (DMR) Ref No FS30/5/1/2/2 81 MR (Beatrix MR). The Beatrix mining right was valid from 7 February 2007 to 6 February 2019 in respect of a mining area totalling 16,835ha.

A renewal application for the Beatrix mining right was submitted on 27 July 2018 in order to extend the period of validity of the Beatrix mining right by up to a further 30 years. The Beatrix mining right renewal application is still pending. It must be noted that in terms of the provisions of Section 24(5), a mining right in respect of which an application for renewal has been lodged, shall despite its expiry date, remain in force until such time as such application has been granted or refused.

All required operating permits for the abovementioned mining right have been obtained and are in good standing. A new SLP for the 2017-2021 cycle was approved in July 2017.

Sibanye-Stillwater Form 20-F 2018	312

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

The orebodies at Beatrix are laterally continuous with relatively long-range predictability. This lends to clear patterns of mineralisation governed by sedimentary characteristics.

The Beatrix Reef (BR) was exploited as the main reef, but has since changed to the main production from the VS5 (Elsburg Formation), the Aandenk (AAR), Kalkoenkrans (KKR) Composite Reefs.

In general, the Composite VS5/AAR Reefs ranges between 130cm and 350cm wide reef packages. The orebody is shallow dipping at 10º – 15º, with typical open fold structures. In most cases the reefs are deemed to be both bottom loaded since most of the gold grade is concentrated along the basal contact.

Infrastructure

Beatrix has three vertical shaft complexes (one sub-shaft) and two mineral processing plants.

Supporting infrastructure to service the operating shaft sections is also in place.

•  South Section (1 and 2 Shafts) – on care and maintenance

•  North Section (3 Shaft) – operational

•  West Section (4 Shaft) – operational

•  Beatrix 1 plant – operational

•  Beatrix 2 plant – on care and maintenance

Hoisting and production capacities	Operating shaft				Operational hoisting capacity (ktpm)	Planned production (ktpm)[1]
	3				216	162
	1				120	26
	4				75	18
	[1] Planned production is five-year hoisted average from 2019 onwards except for 1 Shaft which is planned to close in 2019.
Mining method	Underground • Conventional breast mining (virgin areas) – 99% • Conventional breast mining (remnants and pillar extraction) – 1% Surface • SRD mining (LHD and truck)
Life of mine	Five years (until 2023) based on current Mineral Reserves
Mineral processing and capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	1	CIL	233	235	95.4	UG and SRD
	2	CIP	130	130	93.0	Under care and maintenance
Tailings disposal and capacity	Two TSFs with LoM deposition requirements estimated at 29.5Mt against a combined capacity of 111.2Mt (surplus of 81.7Mt)
Key developments and brownfield projects (on-mine)

A scoping study into the Bloemhoek decline project was finalised during 2018 and shows potential for extraction of the ore body below the current 3 Shaft infrastructure to the north of 3 Shaft into the SOFS mining right area. A pre-feasibility study will be initiated in 2019 to determine the optimum extraction plan before being included in the LoM.

Sibanye-Stillwater Form 20-F 2018	313

INFORMATION ON THE COMPANY continued

Gold operations: Driefontein

Ventersdorp Contact Reef (VCR) 32%, the Middlevlei Reef (MVR) 6% and the remainder from surface sources.
General

Driefontein, a mature shallow to ultra-deep level gold mine, started production in 1952. It is located in the West Wits Line of the Witwatersrand Basin, near Carletonville, approximately 70km west of Johannesburg, in the Gauteng province of South Africa.

Topography is characterised by relatively flat grassland, classified as Bankenveld. Livestock farming and intermittent crop farming are present in the surrounding areas. Before the advent of mining, land was used predominantly for agricultural purposes. Climatically the area has no extremes in temperature or rainfall that influence mining activities.

Underground deposits and SRDs are exploited at Driefontein.

Licence status and holdings

Driefontein is operated under a converted mining right in terms of the MPRDA with DMR Ref No GP30/5/1/2/2(51) MR (Driefontein MR), valid from 30 January 2007 to 29 January 2037 in respect of a mining area totalling 8,561ha.

An application has been submitted in terms of the provisions of Section 102 of the MPRDA in order to incorporate the Driefontein 4 TSF area, measuring approximately 929ha, into the Driefontein mining right but this application has not yet been finalised.

All required operating permits have been obtained and are in good standing.

The SLP for period 2017-2021 has been submitted to the DMR and is awaiting approval.

Sibanye-Stillwater Form 20-F 2018	314

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

The orebodies at Driefontein are laterally continuous with relatively long-range predictability. This lends to clear patterns of mineralisation governed by sedimentary characteristics.

The principle mining at Driefontein takes place on the Multiband Carbon Leader Reef (MBCLR). In most cases, the reef was deposited along a structurally controlled basin edge, which created discrete unconformable surfaces of deposition. This led to typical main channel, wide reef packages, which are generally >2m thick and bottom loaded.

Infrastructure

Driefontein has nine shaft complexes (one tertiary shaft and three sub-shaft systems) and one mineral processing plant. Supporting infrastructure to service the operating sections is in place.

•  Masakhane (1 Shaft) – operational

•  Pitseng (2 Shaft) – operational

•  Ya Rona (4 Shaft) – operational

•  Hlanganani (5 Shaft) – operational

•  Bamisanani (6 Shaft) – care and maintenance

•  Rethabile (7 Shaft) – care and maintenance

•  Khomanane (8 Shaft) – operational

•  Ithembalethu (9 Shaft) – care and maintenance

•  Thabelang (10 Shaft) – operational – pumping only

•  Driefontein 1 plant – operational

Hoisting and production capacities	Operating shaft				Operational hoisting capacity (ktpm)	Planned production (ktpm)[1]
	1 SV				81	19
	1 T				68	25
	2[2]				95	82
	4				42	26
	5				69	56
	8				54	23
	[1] Planned production is five-year hoisted average from 2019 onwards.
	[2] Includes 4SV and 5SV production.
Mining method	Underground • Scattered-conventional breast mining – 74% • Pillars extraction (white areas) – 26% Surface • SRD mining (shovel and truck)
Life of mine	12 years (until 2030) based on current Mineral Reserves
Mineral processing and capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	1	CIP	240	240	97	UG and SRD
Tailings disposal capacity	TSFs with LoM deposition requirements at 15Mt against combined capacity of 24.7Mt (surplus of 9.7Mt)
Key developments and brownfield projects (on-mine)

The infrastructure optimisation project between Driefontein 1, 2, 4 and 5 Shafts is currently underway in order to understand and potentially exploit operational and cost synergies between the shafts in order to decrease the paylimit.

Ongoing exploration of secondary reef targets yields Mineral Resource growth year-on-year.

Sibanye-Stillwater Form 20-F 2018	315

INFORMATION ON THE COMPANY continued

Gold operations: Kloof

Kloof Reef (KR) and Libanon Reef
General

Kloof, a shallow to ultra-deep level gold mine, was formed when the Venterspost, Libanon, Leeudoorn and Kloof gold mines were amalgamated in 2000. The first shaft however, was already established in 1934 at Venterspost. The Kloof operation is situated in the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg, in the Gauteng province of South Africa.

Mining at Kloof is not influenced by climatic extremes, with relatively flat grasslands. Urban areas cover large areas, but agricultural activities are also present.

Sibanye-Stillwater Form 20-F 2018	316

INFORMATION ON THE COMPANY continued

Licence status and holdings

Kloof is operated under a converted mining right, held in terms of the provisions of the MPRDA under DMR Ref No GP30/5/1/2/2(66) MR (Kloof MR). The Kloof mining right is valid from 30 January 2007 to 29 January 2027 in respect of a mining area totalling 20,087ha.

Based on the current LoM and prevailing economic conditions, if needed, Kloof will request an extension of the Kloof mining right through a renewal application in terms of the provisions of the MPRDA.

Kloof held a PR with DMR Ref No GP30/5/1/1/2(10096) PR in respect of a small area (24ha) confined within the Kloof mining right boundary. An application was submitted in terms of the provisions of Section 102 of the MPRDA to amend the Kloof mining right to incorporate the area covered by GP30/5/1/1/2(10096) PR into the Kloof MR. The application is pending.

In 2015, an additional application was submitted in terms of the provisions of Section 102 of the MPRDA to incorporate the Venterspost North and Venterspost South TFSs as well as the Regional TFS into the Kloof mining right area. This application is pending.

All required operating permits have been obtained and are in good standing. The SLP for period 2017-2021 has been submitted to the DMR. There are ongoing engagements and consultation to secure approval.

Mineralisation characteristics

The Ventersdorp Contact Reef (VCR) is the main exploited reef 73%, with additional reefs mined, being the Middelvlei Reef (MVR) 8%, Kloof Reef (KR) 18% and Libanon Reef (LR) 1%. Numerous secondary reefs are mined (KR, MVR and LR) as multicycle, wide reef packages, which are highly channelised in nature and make up a significant part of the Mineral Resource and Mineral Reserve.

Approximately 2% of the total planned gold production comes from the substantial surface Mineral Reserves in the form of SRD.

Infrastructure

Kloof has seven vertical shaft complexes (four with sub-shafts) and two mineral processing plants. Supporting infrastructure to service the operating shaft sections is also in place.

•  Thuthukani (1 Shaft) – operational

•  Hlalanathi (3 Shaft) – operational

•  Ikamva (4 Shaft) – operational

•  Manyano (7 Shaft) – operational

•  Masimthembe (8 Shaft) – operational

•  9 Shaft – care and maintenance

•  Celemanzi (10 Shaft) – pumping

•  Kloof 1 plant – operational, processing SRD material

•  Kloof 2 plant – operational, processing underground and SRD material

Hoisting and production capacities	Operating shaft	Operational hoisting capacity (ktpm)	Planned production (ktpm)[1]
	1	100	60
	3	55	24
	4	82	72
	7	32	13
	8[2]	15	26
	[1] Planned production is five-year hoisted average from 2019 onwards.
	[2] Planned to increase with build-up project.
Mining method	Underground • Scattered-conventional breast mining – 81% • Pillars extraction (white areas) – 19% Surface • SRD mining (shovel and trucks)
Life of mine	14 years (until 2032) based on current Mineral Reserves

Sibanye-Stillwater Form 20-F 2018	317

INFORMATION ON THE COMPANY continued

Mineral processing and capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	1	CIL	180	180	88	SRD
	2	CIP	120	167	99	UG
Tailings disposal and capacity	Two TSFs with LoM deposition requirements at 36.2Mt against combined capacity of 41.4Mt (surplus of 5.2Mt)
Key developments and brownfield projects (on-mine)

The depth extension project at 4 Shaft, to access the area between 45 and 47 Levels, has progressed to a point just above 46 Level during 2018. Development is expected to continue to 47 Level.

The Kloof 8 Shaft expansion project, designed to increase current production levels at 8 Shaft, was approved in 2018 and is expected to be fully operational by 2020.

The Kloof integration project, designed to optimise operating shafts and close redundant infrastructure, commenced in 2018. This project is expected to significantly decrease the operating costs of the operation.

The Eastern Boundary Area area remains significant with very high grade opportunity as included in the Mineral Resource.

Secondary reef exploration on the KR, LR and MVR Reefs continues. The area below 7 Shaft remains a significant high grade opportunity and is included in the Mineral Resource.

Sibanye-Stillwater Form 20-F 2018	318

INFORMATION ON THE COMPANY continued

Gold operations: Cooke

General

Cooke is a shallow to intermediate level (1,150m to 1,390m maximum depths) gold and uranium mine, which has been in production since 1961. Situated in the West Wits Line of the Witwatersrand Basin, near the town of Randfontein, Cooke is approximately 35km south-west of Johannesburg, in the Gauteng province of South Africa. It includes four vertical production shafts and two gold processing plants (one with an integrated uranium recovery circuit). Apart from the underground workings, the Cooke operations also includes an active tailings mining and retreatment operation, Randfontein Surface Operation (RSO).

The climate is subtropical, with mild and sunny winters with cold nights and pleasantly warm summers. The most rain occurs in the summer, winter is the dry season, with rare and sporadic rains. No climatic extremes that influence mining at Cooke is normally experienced. Cooke is surrounded by a mixture of urban areas and agricultural land.

The underground workings were placed on care and maintenance during the 2017 reporting period and the Ezulwini gold plant is used to treat SRDs from other operations.

The principal orebodies historically exploited were the Middle Elsburgs (Cooke 1 Shaft to 4 Shaft) and Upper Elsburgs (Cooke 4 Shaft) Reefs, with supplementary Kimberley and VCR Reef mining.

Sibanye-Stillwater Form 20-F 2018	319

INFORMATION ON THE COMPANY continued

Licence status and holdings

Cooke has three separate mining rights in terms of the MPRDA.

Rand Uranium Proprietary Limited (Rand Uranium) (a subsidiary of Sibanye Gold Limited t/a Sibanye-Stillwater) holds a converted MR over the operation known as Cooke 1, 2 and 3 in terms of the MPRDA, under DMR Ref No GP30/5/1/2/2/07 MR (Cooke 1, 2 and 3 MR), valid from 18 December 2007 to 17 December 2037 and covering a total area of 7,875ha.

Rand Uranium also holds a converted mining right over the operation known as Randfontein Surface Operation in terms of the MPRDA, under DMR Ref No GP30/5/1/2/2/173 MR (RSO MR) valid from 7 May 2009 to 6 May 2039, with a total area of 3,230ha.

Ezulwini Mining Company Proprietary Limited (Ezulwini) (a subsidiary of Sibanye Gold Limited t/a Sibanye-Stillwater) holds a MR in terms of the provisions of section 23 of the MPRDA over the operation known as Cooke 4 (Ezulwini), under DMR Ref No GP30/5/1/2/2/38 MR (Ezulwini MR), valid from 20 November 2006 to 19 November 2036 and covering a total area of 3,718ha.

In addition, Cooke has three separate prospecting rights in terms of the MPRDA.

Rand Uranium holds two prospecting rights, the first being held under DMR Ref No GP30/5/1/1/2/10055 RPR and is located over the Cooke 4 South TSF, measuring 244ha in extent, and the second held under DMR Ref No GP30/5/1/1/2/10054 RPR and is located over the Millsite tailings complex, measuring 1,240ha in extent. The Millsite complex is currently being exploited by the Randfontein Surface Operations.

An application was submitted in terms of the provisions of section 102 of the MPRDA in 2015 for the areas held under the prospecting rights with DMR Ref No GP30/5/1/1/2/10055 RPR and GP30/5/1/1/2/10054 RPR to be incorporated into the Cooke 1, 2 and 3 mining right area. The two prospecting rights have lapsed, but the Section 102 application was submitted prior to the lapsing of the prospecting rights. These applications are not yet finalised.

Ezulwini also held a PR under DMR Ref No GP30/5/1/1/2/10151 PR (Zuurbekom PR) in respect of a contiguous area (6,842ha) to the east of the Cooke 1, 2 and 3 mining right and Ezulwini mining right. This PR has lapsed, but an application was submitted in terms of the provisions of Section 102 of the MPRDA prior to the lapsing of the Zuurbekom PR to incorporate the Zuurbekom PR area into the Ezulwini mining right area. The Section 102 application is not yet finalised.

All required operating permits have been obtained and are in good standing.

An updated SLP for Cooke 1,2,3 for period 2017-2021 was submitted to the DMR in July 2018, but has not been approved.

The second cycle of the Ezulwini SLP expired in 2016 and a new SLP catering for the care and maintenance status is being prepared. The DMR has been informed about this process.

Mineralisation characteristics

The principal horizons of the Middle and Upper Elsburgs consists of multiple reefs in a structurally and sedimentologically complex arrangement. The Elsburg Reefs occurs in a distinct mineralised sedimentary alluvial fan setting, with closely spaced, multiple reefs in a sub-cropping relationship in the proximal areas.

This “composite nature” of the reefs in the proximal areas, led to these mines originally being mechanised, initially extracting a composite package of conglomerates.

Downdip from the proximal areas, the orebodies at Cooke are laterally continuous with relatively long-range predictability. This lends to clear patterns of mineralisation governed by sedimentary characteristics.

The UE1A composite reefs (including A2, A3b and A5) and VCR were the main reefs exploited, with additional reefs mined being the Kimberley Reef and the Upper Elsburg Reef.

Infrastructure	Cooke has four vertical shaft complexes (including one with a sub-shaft) and two mineral processing plants. Supporting infrastructure to service the operating shaft sections is also in place.
Hoisting and production capacities	Operating shaft	Operational hoisting capacity (ktpm)	Planned production (ktpm)[1]
	1	15	0
	2	28	0
	3	54	0
	4	56	0
	[1] Planned production is five-year hoisted average from 2019 onwards.

Sibanye-Stillwater Form 20-F 2018	320

INFORMATION ON THE COMPANY continued

Mining method

Underground

Although the shafts are on care and maintenance, the principal mining methods employed were as follows.

•  Cooke 1 to 3 Shafts:

•  Conventional breast

•  Conventional board and pillar

•  Conventional trenching and benching with bag-fill cement support

•  Conventional stope strike crush pillar extraction with bag-fill cement support

•  TM3 trackless pillar extraction with bag-fill cement support

•  Ezulwini/Cooke 4 Shaft:

•  TM3 destress cut with drift and bench mining and back fill support

•  Conventional breast mining

Surface

•  Mining of the TSF is via hydro (waterjet) methods

Life of mine	• Underground – no Mineral Reserves reported • TSF – four years up to 2022
Mineral and processing capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Cooke	CIL	400	385	57.1	TSF
	Ezulwini	CIP	200	140	85.4	SRD

•  Cooke plant treats TSF material from RSO

•  Ezulwini plant is toll treating SRD material from third parties and other Sibanye-Stillwater operations

•  Immediately prior to closure of the underground workings, all Cooke underground material was toll treated at Harmony’s Doornkop plant, connected to the shafts via rail

•  The Ezulwini plant has an integrated uranium extraction circuit, which has been used in the past to extract U308 from Middle Elsburg ore, but this is currently dormant

Tailings disposal and capacity

•  Tailings from the Cooke plant (RSO) are deposited into historic, dormant and unrehabilitated open pits connected to the old underground workings of the Randfontein Estates mine as part of an approved EMPR

•  A total of 7.4Mt of depositional capacity is still available at the Cooke 4 (Ezulwini) TSF complex

•  There is sufficient capacity for depositing the four year LoM residue tailings material

Key developments and brownfield projects (on-mine)

Cooke has no development or brownfields projects.

The Zuurbekom area, situated downdip from the Cooke 1 – 4 operations, has been the subject of a scoping level study, but no Mineral Resource or Mineral Reserves are being declared due to economic considerations.

Studies are currently underway to increase feed volumes of tailings into the Cooke plant to enhance profitability.

The WRTRP assets excluded from the transaction with DRDGOLD, i.e. the Cooke TSFs.

Sibanye-Stillwater Form 20-F 2018	321

INFORMATION ON THE COMPANY continued

Gold operations: DRDGOLD (38.05% attributable)

Roodepoort
JOHANNESBURG
Soweto
Ekurhuleni
Knights Plant
City Deep Plant
ERPM Plant
Germiston
Alberton
Boksburg
Benoni
Springs
Brakpan
Ergo Plant
Daggafontein Plant
Lenasia
Lenasia South
Nigel
LEGEND
Towns
TSF (dormant)
National road (N)
Regional road (R)
Road
Waterbody
Processing facilities
0
2.5km
5km

Sibanye-Stillwater Form 20-F 2018	322

INFORMATION ON THE COMPANY continued

General

Ergo Mining Proprietary Limited (Ergo) (100% DRDGOLD owned) is a South African gold producer, recovering gold from the retreatment of historic gold mine surface tailings facilities. Ergo operates near Johannesburg, and owns various plants and TSFs in the Central and East Rand:

•  The Ergo plant, and its associated TSFs are located 70km east of Johannesburg in the Gauteng province and is accessed via the N17 Johannesburg-Springs highway, near Benoni and Brakpan

•  The Crown operations are situated on the outskirts of Johannesburg and consist of the City Deep (Germiston), Crown Mines (3Cs) and Knights areas. Access to the Crown Mines is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. Access to City Deep is via the Heidelberg Road on the M2 Johannesburg-Germiston highway. Knights is located at Stanley and Knights Road, Germiston, off the R29 Main Reef Road

In August 2018 a transaction between DRDGOLD and Sibanye-Stillwater was completed, whereby Sibanye-Stillwater traded selected assets from its WRTRP project (now DRDGOLD Far West Gold Recoveries (FWGR)) for a 38.05% shareholding in DRDGOLD. The transaction increased DRDGOLD’s gold Mineral Reserves at the time by ~90%, from 2.99Moz to 5.71Moz.

FWGR is situated in the West Rand of the Gauteng province, 30km south of Johannesburg in the vicinity of Randfontein, Westonaria, Fochville and Carletonville. The FWGR includes historical TSFs with a total area of 412ha, and includes the Driefontein 1 and 2 gold plants.

DRDGOLD intends to develop the selected assets into a large scale (1.2Mtpm), long life (20 years) operation to reclaim gold through a phased approach. Phase one has already commenced, and the first tailings were pumped from the Driefontein TSF assets in December 2018.

Sibanye-Stillwater Form 20-F 2018	323

INFORMATION ON THE COMPANY continued

Licence status and holdings

DRDGOLD mining rights and prospecting rights are listed under the Ergo and East Rand Proprietary Mines Limited. Ownership of the surface rights and mine dumps vest in various legal entities (owned by DRDGOLD or agreements with land owners). The necessary agreements are in place for all properties in the LoM plan.

The Crown operations mining rights have been converted to new order rights under the MPRDA and the mining rights in respect of the 3Cs and Knights were registered at the MPTO in January 2014. All rights were transferred to Ergo in March 2014.

The DRDGOLD FWGR assets, situated at Kloof and Driefontein, both have existing mining rights registered under Sibanye-Stillwater. Various Section 102 (MPRDA) applications in regard to the WRTRP were submitted to the DMR in 2015. In 2016 the DMR stated that there can be a reasonable expectation for granting of these applications.

The historical TSFs are classified as moveable assets and as such there is no requirement to transfer any part of the mining rights to DRDGOLD (SPV). Rehabilitation liability of the TSFs were transferred to the SPV, along with existing WRTRP funds held by Sibanye-Stillwater.

Mineralisation characteristics

The mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous ore from the gold-bearing, late Archaean (2.7Ga to 3.2Ga), Witwatersrand Basin in the West Rand Goldfield. The typical composition is quartz (70 – 80%), mica (10%), chlorite and chloritoid (9% – 18%) and pyrite (1% – 2%). Gold, uranium oxide, zirconium and chromium are minor constituents.

The composition of a TSF depends on the geochemical make-up of the material being mined and the chemicals used in the mining and extraction process. Further, the internal structure of the TSF reflects the mining strategy and depositional methodologies employed for each operation. The bulk density of tailings material and the lateral and vertical variation in moisture content is a critical factor in the accurate estimation of tonnages. In addition, secondary processes such as metal re-mobilisation, erosion, weathering, leaching and acid mine drainage can affect the geochemical characteristics of a TSF. Gold can undergo mobilisation within the TSF over time, and hence, may exhibit areas of re-concentration, and even be present in the sub-structure (footprint) soil. These factors can result in a considerable variation in gold content and distribution throughout the TSF and such variation has an impact on final recoveries and projected revenues for the operation.

Infrastructure

ERGO (Benoni, Springs area)

•  Ergo plant

•  Elsburg tailings complex (including 4L50), Van Dyk 5L29 TSF, Brakpan/Withok TSF, Daggafontein TSF, Ezekiel TSF

Crown operations (3Cs) (Johannesburg Germiston and Boksburg area)

•  Crown plant (closed and rehabilitated)

•  City Deep plant/milling and pump stations

•  Knights plant

•  Crown: CMR 3L1 TSF, Crown: Crown tailings complex (3Cs), Crown: City Deep, 3L42 TSF, Crown: City Deep, 4L2 TSF

FWGR

•  Driefontein 2 and 3 plants

•  Driefontein 3, 4 and 5 TSFs, Kloof 1 TSF, Venterspost North and South TSFs, Libanon TSF

Once decommissioned, the following infrastructure will be transferred to DRDGOLD for no additional consideration:

•  Driefontein 1 and 2 TSF, Kloof 2 TSF, Leeudoorn TSF

Mining method	Hydraulic mining (hydro-mining) using high-pressure water cannons to hydraulically excavate tailings material
Life of mine	Ergo LoM is estimated at 12 years until 2030 and the FWGR has sufficient volume to allow processing of an eventual 1.2Mtpm for approximately 20 years.
Mineral and processing capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Ergo Plant	CIL	1,800	1,800	43.8	Surface
	City Deep plant				47.2	Surface
	Knights plant	CIL	250	250	50.6	Surface
	DP2	CIL	500	500	58.0	Surface
	DP3[1]	CIL	120	N/A	N/A	Surface
	1 DP3 on care and maintenance.

Sibanye-Stillwater Form 20-F 2018	324

INFORMATION ON THE COMPANY continued

Tailings disposal and capacity/ recovery percentage

For Ergo, the Brakpan/Withok tailings deposition facility has sufficient capacity to dispose of the LoM reserves processing residue material.

For FWGR, the Phase one production tailings will be deposited on the Driefontein 4 TSF, which has sufficient capacity for six years production at 500ktpm. To fully exploit the larger FWGR Mineral Resources, feasibility studies have been conducted into the construction of a large, central deposition facility.

Key development projects

The current focus at DRDGOLD is to develop the FWGR project in a phased approach.

•  Phase one: Upgrade Driefontein 2 and 3 plants to 500ktmp capacity and process Driefontein 5 TSF with redepositing onto Driefontein 4 TSF

•  Conduct a DFS on the viability of Phase two whether to proceed onto Phase two or an alternative option

Sibanye-Stillwater Form 20-F 2018	325

INFORMATION ON THE COMPANY continued

Gold projects: Burnstone

General

Burnstone is a shallow gold mine project in execution, situated near Balfour in the Mpumalanga province, South Africa, with Johannesburg 80km to the north-west.

Burnstone is located in the Highveld escarpment and is mostly surrounded by farms, game farms and bushveld. Coal mining also forms a major part of the landscape. Vegetation is dominated by grassland, vleiland and low lying hills. The area has a warm, temperate climate with no extremes impacting on mining activities.

Sibanye-Stillwater bought Burnstone in 2014. The feasibility study was independently reviewed in 2015, finance was approved in 2016 and development started in 2017. Development was stopped in May 2018 due to operational requirements and focused was instead on establishing underground engineering infrastructure in preparation for mining production in 2021.

Licence status and holdings

Burnstone holds a 13,136ha mining right, DMR Ref No MP30/5/1/2/2/248MR, valid until 16 February 2027 and may extract gold, silver and aggregate.

In 2013 a Section 102 application was submitted to the DMR to include various prospecting rights into the mining right that will enlarge the Burnstone mining right to 38,900ha. Finalisation of the Section 102 is pending.

All required operating permits have been obtained and are in good standing.

Mineralisation characteristics	The UK9a Mining Reef is a thin (<1m), highly channelised fluvial deposit, shallow dipping (<10%) orebody. The minimum cut includes waste to a total of 110cm.
Life of mine	20 years until 2038, based on current Mineral Reserves

Sibanye-Stillwater Form 20-F 2018	326

INFORMATION ON THE COMPANY continued

Gold projects: Southern Orange Free State

General

The Southern Orange Free State (SOFS): Bloemhoek and De Bron Merriespruit (DBM) projects are situated close to Virginia in the Free State province of South Africa. SOFS is situated in a semi-arid region with very flat topography covered in agricultural land. No severe climatic occurrences that can influence mining activities are present.

In 2014, Sibanye-Stillwater acquired 100% of Wits Gold. SOFS formed part of this acquisition. The SOFS DBM project was at feasibility study level and an application for the SOFS mining right was already submitted to the DMR when Sibanye-Stillwater integrated Wits Gold into the company.

A feasibility study for the SOFS: Bloemhoek project was started in 2016 (expected to be finalised in 2019). In 2017 the application for the SOFS mining right was executed and development should enter the Bloemhoek project area from Beatrix 3 shaft in 2021. Both the Bloemhoek and DBM projects will utilise existing Beatrix support infrastructure, thus limiting the amount of capital funding needed to reach production phase.

Licence status and holdings

SOFS holds a mining right with DMR Ref No FS30/5/1/2/2/10005 MR to extract gold, silver and uranium from a 17,022ha area. This right is valid until 13 June 2040, but registration at the MPRTO is still outstanding.

All required operating permits have been obtained and are in good standing.

Mineralisation characteristics

Clear patterns of mineralisation, characterised by a highly channelised fluvial depositional environment, can be distinguished.

Expected mineral extraction is estimated to be at depths varying between 450m and 2,500m below surface and will focus on shallow gold/uranium deposits comprising the BXR/VS5, AAR, B and Leader Reefs.

Life of mine	DBM: 23 years until 2041, based on current Mineral Reserves

Sibanye-Stillwater Form 20-F 2018	327

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018

INTRODUCTION

Sibanye-Stillwater reports its mineral reserves in accordance with SAMREC, the South African Code for the reporting of Mineral Asset Valuation and other relevant international codes such as the SEC’s Industry Guide 7. Only the reserves at each of our operations and exploration projects as of 31 December 2018, which qualify as reserves for purposes of the SEC’s Industry Guide number 7, are presented in the tables below. In accordance with the requirements imposed by the JSE, we report our reserves using the terms and definitions of the SAMREC Code (2016 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, mining recovery and other factors.

US PGM operations

Geology

The J-M Reef of the Stillwater Complex is a world class PGM deposit and is the prime exploration and mining target for palladium-platinum mineralisation mined at Stillwater and East Boulder mines. It is a typical stratiform magmatic reef type PGM deposit located primarily within the olivine-bearing-I (OB-I), which thickens and thins dramatically along strike. It has some lithological and stratigraphic similarities to the Merensky Reef of the BC, but also has some fundamental differences. Unlike the Merensky Reef, the J-M Reef is not potholed but shows a higher degree of variability in grades and thickness at a local level with PGM bearing sulphide often transgressing into footwall rocks. In addition, the J-M Reef has PGM grades that are significantly higher than the Merensky Reef grades and the grade does not drop as the reef thickens.

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

The Lower Banded Series consists of norite and gabbronorite units and minor olivine bearing cumulates that host the target J-M Reef. The series has been subdivided into norite I (N-I), gabbro-norite-I (GN-I), OB-I, norite-II (N-II), g-II (GN-II) and olivine-bearing-II (OB-II) zones. It is to be noted that the J-M Reef is generally confined to the OB-I (troctolite) zone, but not restricted to a particular stratigraphic position within this zone.

For evaluation purposes, the J-M Reef is defined as the palladium-platinum rich stratigraphic interval mainly occurring within a troctolite or OB-I zone of the Lower Banded Series. It is characterised by a variable thickness ranging from 0.9m to 2.7m and averaging 1.8m, but locally forms keel shaped footwall zones, which transgress the footwall mafic rocks, commonly reaching thicknesses of 6m and greater. Palladium and platinum are the main PGMs, with palladium being the more significant of the two (in situ palladium:platinum ratio of 3.4:1 to 3.6:1). Other associated PGMs such as rhodium, iridium, ruthenium, osmium, and gold occur in low abundances. The J-M Reef contains approximately 0.25% to 3% visible disseminated copper-nickel sulphide minerals, predominantly chalcopyrite, pyrrhotite and pentlandite, with microscopic PGM minerals and platinum-iron alloys within a complex cumulate of olivine, plagioclase, bronzite and augite.

Structurally, most of the regional faults affecting the Stillwater Complex have been ascribed to the Laramide Orogeny, and these have been grouped according to trends as follows:

•	North-west to south-east striking thrust faults
•	East to west striking south dipping steep reverse faults
•	East to west trending vertical faults
•	North-east to south-west steep dipping transverse faults

Ore reserves determination methodology

The US PGM operations utilise statistical methodologies to calculate ore reserves based on interpolation between and projection beyond sample points.

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

For proven ore reserves, distances between samples range from 25 to 100 feet but are typically spaced at 50 foot intervals both horizontally and vertically. The sample data for proven ore reserves consists of survey data, lithologic data and assay results. Quality Assurance and Quality Control (QA/QC) protocols are in place at both of the Group’s Montana mines to test the sampling and analysis procedures. To test assay accuracy and reproducibility, pulps from core samples are resubmitted and compared. To test for sample label errors or cross-contamination, blank core (waste core) samples are submitted with the mineralised sample lots and compared. The QA/QC protocols are practiced on both resource delineation and development and production samples. The resulting data is entered into a 3-dimensional modelling software package and is analysed to produce a 3-dimensional solid block model of the resource. The assay values are further analysed by a geostatistical modelling

Sibanye-Stillwater Form 20-F 2018	328

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

technique (kriging) to establish a grade distribution within the 3-dimensional block model. Dilution is then applied to the model and a diluted tonnage and grade are calculated for each block. Ore and waste tons, contained ounces and grade are then calculated and summed for all blocks.

Two types of cut-off grades are recognised for the J-M Reef, a geologic cut-off grade and an economic cut-off grade. The geologic cut-off grade for both the Stillwater Mine and the East Boulder Mine falls in the range of 0.2 to 0.3 troy ounces of palladium plus platinum per ton. The economic cut-off grade is lower than the geologic cut-off and can vary between the mines based on cost and efficiency factors. The determination of the economic cut-off grade is completed on a round by round basis and is driven primarily by available mill capacity, geologic character encountered at the mining face and incremental costs of processing the broken rock.

Probable ore reserves estimations are based on longer projections than proven reserves, and projections up to a maximum radius of 1,000 feet beyond the limit of existing drill hole sample intercepts of the J-M Reef are used. Statistical modelling and the established continuity of the J-M Reef, as determined from results of 32 years of mining activity to date, support the US PGM operations’ technical confidence in estimates of tonnage and grade over this projection distance. Where appropriate, projections for the probable ore reserves determination are constrained by any known or anticipated restrictive geologic features.

The US PGM operations review its methodology for calculating ore reserves on an annual basis. Conversion, an indicator of the success in upgrading probable ore reserves to proven ore reserves, is evaluated annually as part of the reserve estimation process. The annual review examines the effect of new geologic information, changes implemented or planned in mining practices and mine economics on the measures used for the estimation of probable ore reserves. The review includes an evaluation of the US PGM operations’ rate of conversion of probable ore reserves to proven ore reserves. The proven and probable ore reserves are then modelled as a long-term mine plan and additional factors including mining methods, process recoveries, metal prices, mine operating productivities and costs and capital estimates are applied to determine the overall economics of the ore reserves.

2E PGM mineral reserve statement as of 31 December 20181, 2

As of 31 December 2018, Sibanye-Stillwater had aggregate proved and probable 2E PGM reserves of approximately 25.6Moz as set forth in the following table.

	2018			2017
	Tons	Grade	2E PGM	2E PGM
	(Mt)	(g/t)	(Moz)	(Moz)
Operations
Stillwater
Proved	3.4	19.3	2.123	1.727
Probable	20.5	19.2	12.634	9.792
Total underground	23.9	19.2	14.756	11.519
East Boulder
Proved	2.9	14.6	1.342	1.018
Probable	19.7	15.1	9.515	9.366
Total underground operations	22.5	15.0	10.858	10.384
Total underground and surface	46.4	17.2	25.614	21.903

1 Managed, unless otherwise stated.

2

(a)	A platinum price of US$959/oz and palladium price of US$819/oz was applied in valuing the mineral reserve. The prices used for reserves is the approximate three-year trailing average metal prices.
(b)	The approximate concentractor recoveries are as follows: (i) Stillwater 92.2%; and (ii) East Boulder 90.8%.
(c)	The approximate cut-off grades are as follows: (i) Stillwater 6.8g/t; and (ii) East Boulder 6.8g/t.
(d)	The approximate smelter/base metal refinery recoveries are as follows: (i) Stillwater 99.3%; and (ii) East Boulder 99.3%.
(e)

A mine call factor based on historic performance and incorporating any planned improvements is applied to the mineral reserves. The following mine call factors have been applied: (i) Stillwater 90%; and (ii) East Boulder 87%.

(f)	Totals may not sum due to rounding

2E PGM metal prill splits

				Prill split
		Grade (g/t)	(Moz)	(%)		Grade (g/t)		(Moz)
Operation	Reef			Pt	Pd	Pt	Pd	Pt	Pd
Stillwater	J-M	19.2	14.756	22.23	77.77	4.3	14.9	3.280	11.476
East Boulder	J-M	15.0	10.858	21.74	78.26	3.3	11.7	2.361	8.497
Total		17.2	25.614	22.02	77.98	3.8	13.4	5.641	19.973

Sibanye-Stillwater Form 20-F 2018	329

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

Year-on-year 2E PGM reserve reconciliation

Attributable 2E PGM mineral reserves increased from 21.9Moz at 31 December 2017 to 25.6Moz at 31 December 2018, as set forth in the following table.

Factors	2E PGM (Moz)
31 December 2017	21.903
2018 depletion	(0.633)
Post-depletion	21.270
Inclusions
Area inclusions[1]	1.883
Estimation[2]	2.386
Economic parameters	0.126
Exclusions
Geographical interpretation	(0.051)
31 December 2018	25.614

1 Expansion in the Blitz project area.

2 Better than expected tonnes and higher than average grades encountered at Blitz.

SA PGM operations

Geology

Kroondal and Rustenburg (South African operations)

The Kroondal and Rustenburg operation are located within the Western Limb of the Bushveld Complex (BC). The Bushveld Complex is the world’s largest known layered mafic-ultramafic intrusive complex covering an area of approximately 67,000km2, contains 85% of all known PGM resources and is the source of over half of current world PGM production. This massive mafic-ultramafic layered intrusion and its associated suite of granitoid rocks intruded into the Transvaal Supergroup within the Kaapvaal Craton. The Proterozoic (2.6Ga to 2.058Ga) Bushveld Complex is divided into the basal Rustenburg Layered Suite (RLS) of ultramafic to mafic rocks, the overlying Lebowa Granite Suite (LGS) and the felsic extrusive rocks of the Rashoop Granophyre Suite (RGS). It is the RLS that is host to the PGMs at Kroondal and Rustenburg operation. The critical zone of the RLS is host to the Merensky and UG2 reefs, the economic mineralisation exploited at Rustenburg platinum operations. At Kroondal operations only the UG2 reef is exploited, the Merensky reef was mined out at the time of acquisition by Sibanye-Stillwater.

The persistence of the Merensky Reef and UG2 Reef in the Kroondal and Rustenburg platinum lease area has been confirmed mainly by extensive surface and underground drilling as well as 3D seismic surveys. The only aberration to this pattern is in the vicinity of the two major dunite pipes, the Brakspruit and Townlands pipes.

The Merensky Reef is, in most instances, well defined and typically consists of a pegmatoidal feldspathic pyroxenite layer, bounded on the top and bottom by thin chromitite layers. A notable feature of the Merensky Reef is the regularity of thickness, within limits of 5cm to 60cm, over large areas. However, variation does occur and the pegmatoidal feldspathic reef can vary locally in thickness, from a few centimeters up to approximately 1.5m. The Merensky Reef contains economically important base metal sulphide (BMS) and PGM mineralisation. Mineralisation of the Merensky Reef generally occurs in the pegmatoidal feldspathic pyroxenite and to a limited extent in the hangingwall and footwall, with highest PGM concentration peaking at the chromitite stringers.

The UG2 Reef, which is consistently developed throughout the RLS, is rich in chromitite but with lower gold, copper and nickel values as compared to that of the Merensky Reef. The UG2 Reef average thickness varies between 55cm and 75cm, and comprises a single, well developed chromitite layer. Within the Rustenburg Lease Area, the UG2 Reef occurs vertically between 90m and 150m below the Merensky Reef and dips in a northerly direction. The UG2 Reef is more prone to undulations than the Merensky Reef resulting in rolling reef.

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

Economic PGM (platinum, palladium, rhodium, iridium and ruthenium along with gold, copper, cobalt and nickel) mineralisation occurs within the Main Sulphide Zone (MSZ), which is generally 10m to 20m from the top of the Ultramafic Sequence. Because it lies just below the Mafic Sequence, the PGM resources coincide with the four main erosional remnants of these rocks. The MSZ is typically 2m to 3m thick, but is locally up to 20m thick with a marked decrease in grade with thickening of the zone. Areas of very thick, uneconomic MSZ are mainly restricted to the axis of the Darwendale and Musengezi chambers.

Sibanye-Stillwater Form 20-F 2018	330

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

Block model estimation and reserving process

Underground reserves are based on an estimated block model of the ore body, which is derived from surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modelling, structural modelling, underground mapping, underground channel sampling and geostatistical estimation to create the Mineral Resource models. The Resource models are then converted using modifying factors to generate Mineral Reserves.

An integrated block model is created for both Rustenburg and Kroondal operations. The Mineral Resource estimation is carried out utilising Datamine software per geological domain. The main interpolation methodology used is ordinary kriging. Estimation by ordinary kriging is done for elements with sufficient data and ID (Inverse distance to the power of two) estimates for elements with limited data. MRM sampling data and Sable diamond drilling data form the principal dataset utilised in these estimates. QA/QC analysis is completed on a batch by batch basis and batches are rejected if errors are encountered exceeding a set threshold.

At Mimosa operations, Surpac Software is also utilised to create the Resource models. Geological ore body modelling is done by extracting XYZ points at the base of the platinum peak for all holes that have been selected for creation of the platinum peak surface. These holes are displayed in Surpac together with the ore body limits. A triangulated surface of the platinum peak is generated through triangulation. The platinum peak surface is then copied 0.45m up and 1.55m down. The top and bottom surfaces are triangulated to produce a geological solid which is then validated. Tonnage and grade estimations are done using boreholes with a consistent metal profile only in Surpac software by creating a block model. The block model is then constrained to a 2m wide mining slice extending to 0.45m above and 1.55m below the base of the platinum peak datum using a solid model. The main blocks are 2m high and 12.5m by 12.5m wide. Sub-blocking is done at 6.25m × 6.25m × 1m. Grades for each block within the slice are then estimated by inverse distance method varying search radii based on the platinum variogram, but limiting the number of holes to a minimum of three and a maximum of seven.

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

Various modifying factors are applied at the different operations to convert the mineral resources to mineral reserves with an approved LoM in accordance with guidelines of the SAMREC Code and SEC guidelines. A key aspect to the conversion of the mineral resources to mineral reserves is economic viability which utilises approved projected metal prices for the PGMs. This will then be used to demonstrate economic viability of their extraction hence declaration as Mineral Reserves.

4E PGM mineral reserve statement as of 31 December 20181, 2

As of 31 December 2018, Sibanye-Stillwater had aggregate proved and probable 4E PGM reserves of approximately 20.5Moz as set forth in the following table.

	2018			2017
	Tons	Grade	4E PGM	4E PGM
	(Mt)	(g/t)	(Moz)	(Moz)
Operations
Kroondal (50%)[3]
Proved	18.4	2.6	1.536	1.243
Probable	-	-	-	0.561
Total underground	18.4	2.6	1.536	1.804
Rustenburg
Proved	110.9	3.8	13.516	14.550
Probable	6.9	4.2	0.945	1.156
Total underground	117.8	3.8	14.461	15.706
Mimosa (50%)[4]
Proved	10.9	3.5	1.234	1.423
Probable	5.6	3.4	0.607	0.607
Total underground	16.5	3.5	1.841	2.030
Total underground operations

SRD and TSF
Rustenburg	75.5	1.1	2.610	2.818
Total SRD and TSF	75.5	1.1	2.610	2.818
Total underground and surface	228.2	2.8	20.448	22.358

1 Managed, unless otherwise stated.

Sibanye-Stillwater Form 20-F 2018	331

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

2

(a)

A platinum price of R12,994/oz (US$959/oz), palladium price of R11,097/oz (US$819/oz), rhodium price of R15,989/oz (US$1,180/oz) and gold price of R16,796/oz (US$1,238/oz) (at an exchange rate of R13.55/US$) was applied in valuing the mineral reserve. The prices used for reserves is the approximate three-year trailing average metal prices.

(b)	The following modifying factors have been applied:

Modifying factors	Unit	Kroondal	Rustenburg	Mimosa
Off-reef	%	3.6	3.0	6.1
Stoping width	cm	226	138	212
Scalping	%	3.7	4.1
Mine call factor	%	93.6	99.8	92.9
Mineral reserve pay limit	g/t			2.5
Mined value	g/t			3.6
(c)	Totals may not sum due to rounding

3 Kroondal is operated by Sibanye-Stillwater under a pool and share agreement with Anglo American Platinum and therefore reports 50% attributable mineral reserves.

4 Mimosa is an independently managed operation in which Sibanye-Stillwater owns a 50% share with Implats.

4E PGM metal prill splits

				Prill split
		Grade (g/t)	(Moz)	(%)				Grade (g/t)				(Moz)
Operation	Reef			Pt	Pd	Rh	Au	Pt	Pd	Rh	Au	Pt	Pd	Rh	Au
Kroondal	UG2	2.6	1.536	57,74	31,70	9,90	0,66	1,50	0,82	0,26	0,02	0,887	0,487	0,152	0,010
Rustenburg	Merensky	5,3	1,233	63,81	27,30	3,98	4,91	3,37	1,44	0,21	0,26	0,787	0,337	0,049	0,061
	UG2	3,7	13,228	54,31	34,36	10,53	0,80	2,02	1,28	0,39	0,03	7,185	4,545	1,393	0,105
	Combined	3.8	14.461	55,12	33,76	9,97	1,15	2,10	1,29	0,38	0,04	7,971	4,881	1,442	0,166
	Tailings	1.1	2.610	55,12	33,76	9,97	1,15	0,59	0,36	0,11	0,01	1,439	0,881	0,260	0,030
Mimosa	MSZ	3.5	1.841	49,35	38,47	4,20	7,97	1,71	1,34	0,15	0,28	0,909	0,708	0,077	0,147
Total		2.8	20.448	54,80	34,03	9,45	1,72	1,53	0,95	0,26	0,05	11,206	6,958	1,932	0,353

Year-on-year 4E PGM reserve reconciliation

Attributable 4E PGM mineral reserves decreased from 22.4Moz at 31 December 2017 to 20.5Moz at 31 December 2018, as set forth in the following table.

Factors	4E PGM (Moz)
31 December 2017	22.358
2018 depletion	(1.557)
Post-depletion	20.801
Inclusions
Geological interpretations	0.100
Estimation models	0.005
Modifying factors	0.142
Exclusions
Area exclusions	(0.087)
Economic parameters	(0.514)
31 December 2018	20.448

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

The Witwatersrand Basin comprises a 6,000m vertical thickness of sedimentary rocks, extending laterally for some 350km northeast to southwest by some 120km northwest to southeast, generally dipping at shallow angles toward the centre of the Witwatersrand Basin. The Witwatersrand Basin outcrops at its northern extent near Johannesburg, but to the west, south and east it is overlaid by up to 4,000m of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralisation occurs within laterally extensive quartz pebble conglomerate layers called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralisation processes, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than 2m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

Sibanye-Stillwater Form 20-F 2018	332

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

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

The most fundamental controls of gold and uranium distribution are the primary sedimentary features such as litho-facies variation and the nature of channelisation. Consequently, the modelling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ reserve estimation, as well as effective operational mine planning and grade control.

Block model estimation and reserving process

Underground reserves are based on an estimated block model of the ore body, which is derived from surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modelling, structural modelling, underground mapping, underground channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500m to 2,000m grid. Once underground access is available, definition drilling is undertaken on an approximately 30m to 90m grid. Underground channel sampling perpendicular to the reef is undertaken at 3m intervals in development areas and 5m intervals at stope faces.

Geological facies and 3D structural modelling is completed, based on data gathered from drillholes, chip sampling and underground mapping. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids. This modelling is considered in the statistical analysis and estimation process. The resulting geozones may be further sub-divided or combined to ensure homogeneity of data, and are used as hard boundaries in the estimation for the block sizes of 10m x 10m and 30m x 30m. Structural modelling is completed to minimise the number of domains in the 100m x 100m blocks.

Detailed exploratory data analyses, including sample verification, histograms, cumulative frequency plots for distributional analysis, outlier checks, mean versus covariance analysis, trend analyses, and a weighted declustering exercise, using 10 random origins, is carried out on data within individual zones. These statistics are used to derive a global mean appropriate for use in Simple Kriging and Macro Kriging. For gold, variography studies are performed on point data and data is regularised to various block sizes. Relative and normal scores variograms are used to determine the appropriate ranges for kriging purposes and are validated with covariance ranges. Kriging neighbourhood analysis, is also conducted to determine the appropriate block size, discretisation, and minimum and maximum number of samples for estimation.

Surface low-grade rock dumps (SRD) are estimated based on bulk samples taken at regular intervals, and historical processing results. Surface tailings (TSF) have been estimated using a regular, closely spaced drill pattern (100m × 100m). Volume estimates are determined by land and aerial surveys conducted on a regular basis.

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

Reserve classification methodology

The reserve estimates are initially categorised according to the measured, indicated and inferred classification assigned to the block models. The measured confidence category is converted to proved reserves and indicated to probable reserves. The inferred confidence category has too low a confidence to be converted to reserves and is excluded. The confidence classification is based on a 90% lower confidence limit expressed as a percentage of the original estimate to inform a relative quantitative confidence indication. Confidence limit percentage ranges include the qualitative confidence levels in the structural and sedimentary facies models. The final accepted confidence is the combination of both geological and estimation criteria. The lower confidence is accepted as the final classification.

Blocks with a value of greater than 65% are considered to have measured confidence (assuming that the geological confidence is also good enough). Blocks with values of between 35% and 65% are considered to have indicated confidence, and block with values of less than 35% are classified as inferred confidence and are excluded from the reserves. The geological confidence is assigned by the geologists, and is based on their subjective judgement. The confidence could be down-graded by the geologists based on the level of ore body complexity. In cases where the mining engineer deems it necessary, he may downgrade the classification from proved to probable based on expected mining complexity.

Sibanye-Stillwater Form 20-F 2018	333

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

Gold ore reserve statement as of 31 December 20181, 2

As of 31 December 2018, Sibanye-Stillwater had aggregate proved and probable gold reserves of approximately 16.6Moz as set forth in the following table.

	2018			2017
	Tons	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)
Operations
Beatrix
Proved (AI)[3]	7.1	4.2	0.960	0.933
Probable (AI)	3.3	2.1	0.227	1.152
Total underground	10.5	3.5	1.187	2.086
Driefontein
Proved (AI)	7.4	7.4	1.760	3.602
Probable (AI)	6.3	7.6	1.542	1.670
Total underground	13.7	7.5	3.302	5.272
Kloof
Proved (AI)	13.2	8.3	3.518	3.516
Probable (AI)	9.5	4.9	1.503	2.135
Total underground	22.6	6.9	5.020	5.652
Total underground operations	46.8	6.3	9.509	13.010
Current SRD and TSF
Beatrix (Probable)	3.8	0.4	0.043	0.041
Driefontein (Probable)	1.3	0.5	0.021	0.019
Kloof (Probable)	7.7	0.5	0.131	0.192
Cooke (Proved)	16.1	0.3	0.144	0.052
Cooke (Probable)	1.1	0.4	0.015	0.007
DRDGOLD (Ergo) (Proved) (38%)[4]	23.9	0.3	0.232	-
DRDGOLD (Ergo) (Probable) (38%)[4]	99.0	0.3	0.977	-
DRDGOLD (FWGR) (Proved) (38%)[4]	68.1	0.4	0.801	-
DRDGOLD (FWGR) (Probable) (38%)[4]	25.6	0.3	0.234	-
Total SRD and TSF	246.5	0.3	2.599	0.311
Total (excluding projects)
Beatrix	14.2	2.7	1.230	2.127
Cooke	17.2	0.3	0.159	0.059
Driefontein	15.0	6.9	3.324	5.291
Kloof	30.4	5.3	5.151	5.844
DRDGOLD (Ergo and FWGR) (38%)	216.6	0.3	2.245	-
Total (excluding projects)	293.3	1.3	12.108	13.321
Projects
Underground projects
Driefontein (Probable BI)[5]	-	-	-	1.707
Kloof (Probable BI)	2.5	5.3	0.431	0.537
Burnstone (Proved)	0.1	2.4	0.011	0.058
Burnstone (Probable)	14.1	4.3	1.934	1.876
De Bron Merriespruit	15.3	4.3	2.099	2.112
Total underground projects	32.0	4.3	4.476	6.290
Surface projects
WRTRP (Probable)	-	-	-	6.126
Total surface projects	-	-	-	6.126
Total projects	32.0	4.3	4.476	12.416

Total underground, surface and projects	325.3	1.6	16.584	25.737

1 Managed, unless otherwise stated.

2

(a)

Quoted as mill delivered metric tons and ROM grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The approximate metallurgical factors for gold are as follows: (i) Beatrix Plants – BP1 underground and SRD feed 94.5% and BP2 (under care and maintenance) 93.0%; (ii) Driefontein Plants – DP1 underground and SRD feed 96.9%; (iii) Kloof Plants – KP1 SRD feed 88.0% and KP 2 underground feed 98.6%; (iv) Cooke Plant TSF feed 57.1% and Ezulwini Plant SRD feed 85.4%; (v) DRDGOLD’s ERGO Plants averaging 47.2% and FWGR Plants 58.0%; (vi) Burnstone 96.0%; and (vii) De Bron Merriespruit underground utilising BP1 96.0%..

(b)

A gold price of R540,000/kg (US$1,238/oz at an exchange rate of R13.55/US$) was applied in valuing the ore reserve. The gold price used for reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 6% higher in Rand terms than the prices used for the 31 December 2017 declaration.

(c)

Mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stopping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). The mine dilution factors are as follows: (i) Beatrix 35%; (ii) Driefontein 26%; (iii) Kloof 43%; (iv) Burnstone 13%; and (v) De Bron Merriespruit (down-dip mine design) 48%.

(d)

The mining recovery factor relates to the proportion or percentage of planned and scheduled reserves against total potentially available reserves at the gold price used for the declaration of reserves, with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i)

Sibanye-Stillwater Form 20-F 2018	334

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

Beatrix 89%; (ii) Driefontein 95%; (iii) Kloof 117%; (iv) De Bron Merriespruit 89%; (v) Burnstone 76%. Where the percentage is low, there is significant resource potential on the operation, and where it is more than 100% it is a function of low-grade incremental mining and planned decreases in pay limits.

(e)

The pay limit varies per operation and per shaft, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average pay limits applied in the underground planning process: (i) Beatrix 1,040cm.g/t; (ii) Driefontein 1,750cm.g/t; and (iii) Kloof 1,720cm.g/t.

(f)

A mine call factor based on historic performance and incorporating any planned improvements is applied to the mineral reserves. The following mine call factors have been applied: (i) Beatrix 75%; (ii) Driefontein 82%; (iii) Kloof 94%; (iv) Burnstone 85%; and (v) De Bron Merriespruit 81%.

(g)	Totals may not sum due to rounding

3 Above infrastructure (AI) reserves relate to mineralisation which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur.

4 The majority of the previously reported WRTRP was swapped for a 38.05% shareholding in DRDGOLD during 2018 and is reported on an attributable basis as part of DRDGOLD’s Far West Gold Recoveries project. In addition, the attributable reserves of DRDGOLD’s other operations, such as Ergo, are also reported for the first time. DRDGOLD is independently managed.

5 Below infrastructure (BI) reserves relate to mineralisation which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

Gold price sensitivity

The amount of gold mineralisation that we can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of gold. The following table indicates our reserves at different gold prices that are 10% above and below the R540,000/kg (US$1,238/oz) gold price used to estimate our attributable reserves; however, the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

(Moz)[1]	R486,000/kg	R540,000/kg	R594,000/kg
Beatrix	1.091	1.230	1.523
Driefontein	3.039	3.324	3.574
Kloof	5.186	5.583	6.068
Cooke	0.159	0.159	0.159
Burnstone	1.897	1.945	2.430
De Bron Merriespruit	-	2.099	2.194
Total	11.372	14.340	15.948

1 Beatrix, Driefontein, Kloof and Cooke operations’ reserves include ROM ore stockpiles, tailings and SRD. Total excludes the DRDGOLD attributable reserves

Year-on-year gold reserve reconciliation

Attributable gold reserves decreased from 25.7Moz at 31 December 2017 to 16.6Moz at 31 December 2018, as set forth in the following tables.

Gold operations

Factors	Gold (Moz)
31 December 2017	13.321
2018 depletion	(1.162)
Post-depletion	12.159
Inclusions
White areas	0.635
Secondary reefs	0.349
Surface	0.220
Attributable portion of DRDGOLD Reserves (38%)	2.245
Exclusions
Closure of Beatrix 1 Shaft	(0.679)
Closure of Driefontein 1 and 2 Shafts	(0.684)
Closure of Driefontein 6 Shaft and resizing of Driefontein 8 Shaft	(1.010)
Pay limit	(0.764)
Geological and geotechnical changes	(0.865)
Estimation models	0.310
Technical factors	0.193
31 December 2018	12.108

Sibanye-Stillwater Form 20-F 2018	335

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

Gold projects

Factors	Gold (Moz)
31 December 2017	12.416
2018 depletion	-
Post-depletion	12.416
Inclusions
Burnstone estimation model	0.011
Exclusions
Exclusion of Driefontein 5 Shaft decline project	(1.707)
Pay limit – Kloof 4 Shaft decline project	(0.106)
De Bron Merriespruit tail management	(0.012)
Exclusion of WRTRP	(6.126)
31 December 2018	4.476

Uranium ore reserve statement as of 31 December 20181, 2

As of 31 December 2018, Sibanye-Stillwater had no probable uranium reserves as set forth in the following table.

	2018			2017
	Tons	Grade	U3O8	U3O8
	(Mt)	(kg/t)	(Mlb)	(Mlb)
Projects
Surface projects
WRTRP (Probable)	-	-	-	96.083
Total surface	-	-	-	96.083
Total projects	-	-	-	96.083
Total underground, surface and projects	-	-	-	96.083

1 Managed, unless otherwise stated.

2

(a)

Quoted as mill delivered metric tons and ROM grades, inclusive of all mining dilutions and uranium losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment.

(b)

A uranium price of R1,110/kg (US$37/lb at an exchange rate of R13.55/US$) was applied in valuing the ore reserve. The uranium price used for reserves relates to the three year average long term contract price of US$37/lb. The reserve price is approximately 9% lower in South African rand terms than the price used for the 31 December 2017 declaration.

Year-on-year uranium reserve reconciliation

Attributable uranium reserves decreased from 96.1Mlb at 31 December 2017 to nil at 31 December 2018, as set forth in the following table.

Factors	U3O8 (Mlb)
31 December 2017	96.083
Specific exclusions
Exclusion of WRTRP	(96.083)
31 December 2018	-

.

Sibanye-Stillwater Form 20-F 2018	336

RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2018 continued

Corporate governance

The Competent Persons, designated in terms of the respective national reporting code, take responsibility for the reporting of mineral reserves are the respective operations. The details of all the personnel who approved the mineral reserves are listed in the respective Competent Person’s Reports for the specific operation.

Corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the lead Competent Persons listed below. This team, who consent to the disclosure of the 31 December 2018 mineral reserve statement and function independently of the operating mines and projects.

Competent Person	Title	Qualification	Years
US Operations
Lead Competent Person
Brent LaMoure	Contract Ore Reserve Manager	BSc Hons (Mining Engineering)	23
MMSA 01363QP
Competent Persons
Jeff Hughes	Chief Geologist	BSc (Geology)	14
AIPG CPG 11792	Stillwater mine
Jennifer Evans	Ore Reserve Geologist	BSc (Geology)	13
AIPG CPG 11669	East Boulder mine
Mike Koski	Contract Ore Resource	BA (Geology)	39
AIPG CPG 11321	Geologist
Stanford Foy	Director Corporate Development	BSc Hons (Geological Eng)	28
AIPG CPG 10946
SA PGM operations
Lead Competent Person
Andrew Brown	VP Mine Technical Services	MSc (Mining Engineering)	34
SAIMM 705060
Competent Persons
Leonard Changara	Unit Manager Geology	MSc (Geology); MBA	20
SACNASP 400089/08
Brian Smith	Unit Manager Survey	NHD (Mine Survey); MEng MRM; MSCC	32
SAIMM 702313
SA gold operations
Lead Competent Person
Gerhard Janse van Vuuren	VP Mine Technical Services	BTech (Mineral Resource Management);	31
SAIMM 706705		GDE (Mining Engineering); MBA; MSCC
Competent Persons
Johan van Eeden	Unit Manager Geology	MSc (Geology)	35
SACNASP 400043/092
Antonio Umpire	Unit Manager Evaluation	BSc (Hon) Geology, Engineering; BA (Hon) IT;	23
SACNASP 400372/12		MBA; GDE
Steven Wild	Unit Manager Mine Planning	GDE Mining Engineering; NHD MRM	23
SAIMM 706556

Sibanye-Stillwater Form 20-F 2018	337

DIRECTORS AND EXECUTIVE MANAGEMENT

CHAIRMAN AND INDEPENDENT NON-EXECUTIVE DIRECTOR

SELLO MOLOKO (53)

BSc (Hons) and Postgraduate Certificate in Education, Advanced Management Programme, University of Pennsylvania Wharton School

Sello Moloko was appointed non-executive Chairman on 1 January 2013. He is a founder and the executive Chairman of Thesele Group Proprietary Limited. He recently retired from his role as the Chairman of Alexander Forbes Group Holdings Limited and previously served as a director of Gold Fields. Sello has an established career in financial services, including periods as an executive director at Brait Asset Managers and chief executive officer (CEO) of Old Mutual Asset Managers until 2004. He is a trustee of the Nelson Mandela Foundation. Sello’s other directorships include Stor-Age REIT Limited and Gen Re Africa.

EXECUTIVE DIRECTORS

NEAL FRONEMAN (59)

Chief Executive Officer

BSc Mech Eng (Ind Opt), University of the Witwatersrand; BCompt, University of South Africa; PrEng

Neal Froneman was appointed executive director and CEO of Sibanye-Stillwater on 1 January 2013. Over the past six years he has led the transformation of Sibanye-Stillwater from a 1.5Moz South Africa based gold producer into a leading precious metals miner with an international operating footprint ranking among the world’s top three PGM producers. His career spans more than 30 years during which time he worked at Gold Fields of South Africa Limited, Harmony Gold Mining Company Limited (Harmony) and JCI Limited. In April 2003, Neal was appointed CEO of Aflease Gold Limited (Aflease Gold), which, through a series of reverse take-overs, became Gold One International Limited (Gold One) in May 2009. He was primarily responsible for the creation of Uranium One Incorporated (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. He held the CEO position at Gold One until his appointment at Sibanye-Stillwater. In May 2016, he was elected to serve as a Vice President of the Chamber of Mines of South Africa.

CHARL KEYTER (45)

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

TIMOTHY CUMMING (61)

BSc (Hons) (Engineering), University of Cape Town; BA (PPE); MA (Oxford)

Timothy (Tim) Cumming was appointed as a non-executive director on 21 February 2013. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior business executives as well as strategic advisory services to companies. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank PLC and Allan Gray Limited, and is currently also an independent non-executive director of Nedgroup Investments Limited and non-executive Chairman of RisCura Holdings Proprietary Limited. Tim started his career as an engineer at the Anglo American Corporation of South Africa Limited. He worked on a number of diamond mines and gold mines in South Africa. He is also Chairman of the Woodside Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation.

SAVANNAH DANSON (51)

BA (Hons) Communication Science and Finance, Bridgewater University, United States; MBA (Strategic Planning and Finance) DeMontford University

Savannah Danson was appointed as a non-executive director on 23 May 2017. As the founder and executive chairperson of Bunengi Group, she brings a wealth of experience from the finance, mining, infrastructure and media sectors. Savannah is the chairperson of WSP Group Africa, a Canadian-listed engineering group, and serves on the boards of Wilson Bayly Holmes-Ovcon Limited, and Rand Water.

BARRY DAVISON (73)

BA (Law and Economics), University of the Witwatersrand; Graduate Commerce Diploma, Birmingham University; CIS Diploma in Advanced Financial Management and Advanced Executive Programme, University of South Africa

Barry Davison was appointed as a non-executive director on 21 February 2013. He has more than 40 years’ experience in the mining industry. At the time of his retirement in 2005, he was an executive director of Anglo American Plc and chairman of its Platinum and Ferrous Metals and

Sibanye-Stillwater Form 20-F 2018	338

DIRECTORS AND EXECUTIVE MANAGEMENT continued

Industries Divisions. A former President of the Chamber of Mines, he also sat on the boards of a number of listed companies, including the Nedbank Group Limited, Kumba Resources Limited, Samancor Limited and the Tongaat-Hulett Group.

On 15 March 2019, Sibanye-Stillwater announced the resignation and retirement of Barry Davison as an independent non-executive director at the upcoming AGM scheduled for 28 May 2019.

HARRY KENYON-SLANEY (58)

BSc (Hons) (Geology), Southampton University, International Executive Programme, INSEAD (France)

Harry Kenyon-Slaney was appointed a non-executive director on 16 January 2019. He is currently Chairman of Gem Diamonds Limited, a non-executive director of Petropavlovsk PLC and a senior advisor to McKinsey & Co., in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. Harry, who has more than 34 years of experience in the mining industry, principally with Rio Tinto PLC, is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 and as a member of Rio Tinto’s Group Executive committee, he had held the roles of Chief Executive – Energy, and before that Chief Executive – Diamonds and Minerals. Prior to this he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Ltd, General Manager Operations at Palabora Mining Company Ltd in South Africa and he had held senior marketing roles in copper, uranium and industrial minerals. He began his career as an underground production geologist on the gold mines in South Africa where he has variously lived and worked for 15 years.

RICHARD MENELL (63)

MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University

Richard (Rick) Menell was appointed as a non-executive director on 1 January 2013. He has over 40 years’ experience in the mining industry. Previously, he occupied the positions of President of the Chamber of Mines; President and CEO of TEAL Exploration & Mining Inc; Chairman of Anglovaal Mining Limited and of Avgold Limited; Chairman of Bateman Engineering Proprietary Limited; deputy Chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom Group Limited, Standard Bank of South Africa Limited, and Mutual and Federal Insurance Company Limited. He is currently a non-executive director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited, and non-executive director of Gold Fields, a position he has held since 8 October 2008, and of The Weir Group PLC. Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-Chairman of the City Year South Africa Youth Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust.

NKOSEMNTU NIKA (60)

BCom, University of Fort Hare; BCompt (Hons), University of South Africa Advanced Management Programme, INSEAD; CA (SA)

Nkosemntu Nika was appointed as a non-executive director on 21 February 2013. He is currently an independent non-executive director and chairman of Grinding Media South Africa Proprietary Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He also serves as an independent non-executive director of Trollope Mining Services 6000 Proprietary Limited and Coega Dairy Holdings Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom Holdings (SOC) Limited, Shell Company of South Africa Limited and Anglo American Corporation of South Africa Limited. He was also a non-executive board member of the Industrial Development Corporation of South Africa Limited, and previously chaired its Audit and Risk Committee and Governance and Ethics Committee.

KEITH RAYNER (62)

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

SUSAN VAN DER MERWE (64)

BA, University of Cape Town

Susan (Sue) van der Merwe was appointed as a non-executive director on 21 February 2013. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010. She has participated in various civil society organisations and currently serves as a trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. Since 2014, Sue has been a member of the National Council of the South African Institute of Internationals Affairs, a non-governmental research institute focused on South Africa’s and Africa’s international relations.

Sibanye-Stillwater Form 20-F 2018	339

DIRECTORS AND EXECUTIVE MANAGEMENT continued

JERRY VILAKAZI (58)

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

Rotation of directors

In accordance with the MOI, one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM. Directors retiring in terms of the Company’s MOI are Neal Froneman, Nkosemntu Nika and Sue van der Merwe. All the directors are eligible and offer themselves for re-election.

EXECUTIVE COMMITTEE

ROBERT VAN NIEKERK (54)

Executive Vice President: SA PGM operations

National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager’s Certificate of Competency

Robert van Niekerk was recently appointed to this position. Previously he served as Executive Vice President: SA PGM operations (from July 2017), Divisional CEO: Platinum and Executive Vice President: Organisational Effectiveness. Prior to joining Sibanye-Stillwater (in February 2013), he was the Senior Vice President and Group Technical Head of Mining at Gold Fields. He previously occupied several senior operational and executive management positions at Harmony, Anglo American Platinum Limited, Uranium One and Gold One. Robert began his mining career in 1982 as a Learner Official and progressed through the ranks at a number of South African underground and surface mining operations locally and outside of South Africa.

CHRIS BATEMAN (54)

Executive Vice President: US PGM operations

BEng (Hons) (Production Engineering and Production Management), University of Nottingham, UK; Qualified as a Chartered Accountant in England and Wales

Chris Bateman was appointed as Executive Vice President: US region in 2017 after serving as CFO at Stillwater Mining Company since 2014. Chris has worked in the mining industry for more than 20 years with experience in platinum, palladium, copper, uranium, diamonds and industrial minerals. Prior to joining Stillwater Mining Company he served in CFO positions for Turquoise Hill, Rio Tinto Diamonds and Minerals product group, Rio Tinto Iron and Titanium and Energy Resources of Australia. He has served on the boards of Richards Bay Minerals in South Africa, Oyu Tolgoi copper mine in Mongolia and QIT Madagascar Minerals in Madagascar. Prior to entering the mining industry he was a senior manager with Arthur Andersen’s Business Consulting practice and served as a production engineer in the automotive industry.

SHADWICK BESSIT (56)

Executive Vice President: SA gold operations

Shadwick Bessit was appointed to this position in February 2019. Previously he served as Senior Vice President: Technical Platinum and Gold from March 2017, Senior Vice President: Kroondal and Rustenburg operation from March 2016 and Senior Vice President: Underground operations – Kloof and Driefontein from November 2014. Prior to joining Gold Fields in July 2012, Shadwick Bessit pursued personal business interests from 2010 to 2012 and was Executive Director: Operations at Impala Platinum Holdings Limited (Implats). He occupied this position from 2005 to 2010 after joining Implats in November 2002 as General Manager. Previously, he was employed at AngloGold Ashanti from 1986 to 2002 where he moved through the ranks to General Manager level at the Deelkraal, Elandsrand and Savuka mines.

HARTLEY DIKGALE (59)

Executive Vice President: Legal and Compliance

BIuris, University of the North; LLB, HDip (Company Law), University of the Witwatersrand; LLM, Vista University

Hartley Dikgale is an admitted advocate of the High Court of South Africa and has more than 30 years of corporate experience as a business executive. He has served on more than 20 boards of directors of listed and unlisted companies. He has worked for, among others, Sanlam

Sibanye-Stillwater Form 20-F 2018	340

DIRECTORS AND EXECUTIVE MANAGEMENT continued

Limited, Old Mutual, the Independent Communications Authority of South Africa, Rand Water Board and Pamodzi Investment Holdings Proprietary Limited. In recent years, Hartley has worked for Rand Uranium and Gold One as Senior Vice President: General Counsel. Hartley joined Sibanye-Stillwater in 2013 where he served in a similar capacity until he was appointed as the Executive Vice President: General Counsel and Regulatory Affairs in 2016 and more recently Executive Vice President: Legal and Compliance.

DAWIE MOSTERT (49)

Executive Vice President: Organisational Growth

Diploma in Labour Relations; MDP (Adv Labour Law); MBA, University of South Africa

Dawie Mostert, who has more than 20 years’ experience in the mining industry, was appointed on 1 January 2013 as Senior Vice President: Organisational Effectiveness, focused on introducing new operating and business models in support and directing the turnaround at Sibanye-Stillwater post the unbundling from Gold Fields. With Sibanye-Stillwater adopting value creation as its strategic intent and consequently entering PGM mining sector, he accepted the position and role as Executive Vice President: Commercial Services and more recently, Executive Vice President: Organisational Growth focused primarily on top and senior management development, senior talent and succession management, and organisational culture development. Prior to joining Sibanye-Stillwater, he served as Vice President: Commercial Services at Gold One in 2012 and Vice President: Human Capital at Great Basin Gold from 2006 to 2012. Prior to joining Great Basin Gold in 2006, he was Executive: Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the acquisition transformational team and was appointed Mine Manager at the then Elandsrand mine from 2001 to 2002.

THEMBA NKOSI (45)

Executive Vice President: Corporate Affairs

BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Program, University of Michigan

Themba Nkosi was appointed on 4 July 2016 as Executive Vice President: Human Capital and more recently as Executive Vice President: Corporate Affairs. He has more than 20 years’ experience across various industries in human resources, corporate affairs, communication and stakeholder management. Prior to joining Sibanye-Stillwater, he was Head: Human Resources, Transformation and Corporate Communications at ArcelorMittal South Africa Limited (ArcelorMittal) from June 2009. He previously occupied several senior management positions at ArcelorMittal and Human Resources Director for Sub-Saharan Africa at the PepsiCo Group.

WAYNE ROBINSON (56)

Executive Vice President: Group Technical

BSc (Mechanical Engineering), University of Natal; BSc (Mining Engineering), University of the Witwatersrand; PrEng; South African Mine Manager’s Certificate of Competency (Metalliferous); South African Mechanical Engineer’s Certificate of Competency

Wayne Robinson was recently appointed as Executive Vice President: Group Technical after serving as Executive Vice President: Head of operations (SA region) from July 2017. Prior to that he worked as Divisional CEO: Gold and Uranium and Senior Vice President: Underground Operations – Beatrix and Cooke from June 2014. Wayne has worked in the South African gold and platinum mining sectors for more than 25 years with experience in underground mine management. Prior to joining Sibanye-Stillwater, he was Executive Vice President of Cooke Operations and served on Gold One’s Executive Committee from 2012 to 2014. He held senior management positions at Eastern Platinum Limited from 2006 to 2012, at Richards Bay Minerals from 2005 to 2006 and at Gold Fields after qualifying as a mechanical and mining engineer.

RICHARD STEWART (43)

Executive Vice President: Business Development

BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat

Richard Stewart has over 19 years’ experience in South Africa’s geological and mining industries, and is a Fellow of the Geological Society of South Africa and is a Registered Natural Scientist. Prior to joining Sibanye-Stillwater in 2014, he served on the Gold One Executive Committee with the most recent appointment at Gold One as Executive Vice President: Technical Services and was also CEO of Goliath Gold Limited. Prior to that he held management positions at the Council for Scientific and Industrial Research Mining Technology division, Shango Solutions (where he remains a director), Uranium One and was an Investment Consultant for African Global Capital Proprietary Limited.

Sibanye-Stillwater Form 20-F 2018	341

ENVIRONMENTAL AND REGULATORY MATTERS

ENVIRONMENTAL

Sibanye-Stillwater’s operations are subject to various laws and regulations relating to the protection of the environment, and Section 24 of South Africa’s Constitution of 1996 grants the country’s people the right to an environment that is not harmful to human health or well-being, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures. The South African Constitution and the NEMA, as well as various other related pieces of legislation enacted and implemented since 1996, grant legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain environmental authorisations, permits, licences and other approvals for those operations, and to comply with the conditions of approval prescribed in these environmental approvals. The South African government’s constitutional mandate is to protect the environment, hence the rationale behind environmental authorisations is to ensure that companies with activities that are reasonably expected to have environmental impacts, assess the extent of the environmental impacts emanating from their business activities, as well as to put reasonable and practicable mitigation measures in place to manage and mitigate these impacts.

The most critical and applicable environmental legislation for the mining industry in South Africa remains the MPRDA and the NEMA, each with its own specific regulations and amendments. From 8 December 2014, the “One Environmental System” (OES), which was a significant step change for the mining industry insofar as the regulatory regime for environmental issues was concerned, came into force following the promulgation of legislation creating the new regime on 2 September 2014. In terms of the OES, the Minister of Mineral Resources (and thus by delegation, the prescribed officials of the DMR) became the competent authority to grant environmental authorisations under the NEMA framework for listed activities pertaining to prospecting/mining operations, a responsibility that was previously administered by the DEA. From that point, environmental authorisations replaced the traditional environmental management programme (EMP) reports for all prospecting and mining projects (with existing MPRDA-approved EMP reports remaining valid until formally requested to convert). However, the DEA remains the appeal authority on all DMR-issued environmental authorisations. Company directors, in their personal capacity, may be held liable under provisions of NEMA for any environmental degradation and/or the remediation thereof. The NEMA was amended to provide that every holder of a mining right will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuing of a closure certificate.

In terms of the 2014 NEMA Amendment Act, the Minister of Mineral Resources is obliged to appoint environmental mineral resource inspectors to monitor the compliance of mining companies, as well as the enforcement of provisions insofar as it relates to prospecting, exploration, mining or production. The training of these inspectors is underway, and there are already a number of inspectors active in the field. There is general consensus in the mining industry that, whilst the intent of the OES had been noble, the practical implementation thereof thus far has been challenging, specifically insofar as the South African government’s adherence to the timeframes for issuing environmental authorisations is concerned. Through the Minerals Council South Africa and other industry associations, the mining industry is working closely with the South African government to improve this system.

The Regulations on Financial Provisioning, issued on 20 November 2015 under auspices of the OES, remain controversial and largely untenable to industry. As a result of widespread criticism from industry, the South African government issued a regulation in October 2016, deferring the implementation date for the November 2015 Regulations on Financial Provisioning to February 2019, with the unstated objective of reviewing the Regulations on Financial Provisioning well before the anticipated commencement date. The DEA, who is the custodian for the development of NEMA-related laws and regulations, has started with the review process and industry is part of the review process.

The South African government plans to introduce a carbon tax. The carbon tax was intended to come into effect as of 1 January 2015 but, in order to align the framework of the proposed carbon tax with the desired reduction outcomes, the implementation of the carbon tax was postponed. The National Treasury published for comment a draft carbon tax bill (the Draft Carbon Tax Bill) with a view to implement the tax by January 2017. A new draft bill was adopted in August 2017 and the South African parliament released the draft bill in December 2017 for comment. The South African government proposed to implement the tax as of 1 January 2019 to meet its nationally determined contributions under the 2016 Paris Agreement of the United Nations Framework Convention on Climate Change. On 5 February 2019, the Finance Standing Committee approved the Carbon Tax Bill and on 19 February 2019, Parliament’s National Assembly approved the Carbon Tax Bill, which will now be sent to Parliament’s National Council of Provinces to be debated and voted upon. It will then be sent to the President for his assent and signature, upon which the Carbon Tax Bill is expected to become law and come into effect on 1 June 2019.

The carbon tax has been designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which result from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DEA. The National Treasury has stated that the carbon tax will be designed to ensure that it has no net impact on the electricity price during the initial phase (until 31 December 2022) of the implementation of the carbon tax.

In June 2016, the South African National Treasury published the draft regulations on the “Carbon Offset”. The Carbon Offset is one of the allowances that carbon tax-liable entities can employ to reduce their tax-related exposure. In addition, the DEA is currently working on draft legislation that will impose so-called “carbon budgets” on entities in identified high-emitting industries, including mining. The “carbon budgets” are intended to operate as statutory limits for carbon dioxide equivalent emissions (or CO2e), emissions in excess of which may entail a fine or other punitive measures. Companies that participate in the carbon budget system will be eligible for a 5% allowance under the carbon tax during the initial phase of the current Draft Carbon Tax Bill. The National Treasury and DEA discussed the options for aligning the carbon tax with the carbon budgets during several meetings held in June and July 2018. Since the Climate Change Bill has not been promulgated, the Carbon Tax Bill cannot be amended to reflect this alignment at this stage. Once the Climate Change Bill is assented to as an act of parliament, the “Carbon Tax Act” can then be amended accordingly. It is proposed that where an entity’s allocated carbon budget is below the level of total emissions reported by that entity, the carbon tax will apply as follows: (i) for emissions up to the level of the carbon budget, the current carbon tax design will apply at

Sibanye-Stillwater Form 20-F 2018	342

ENVIRONMENTAL AND REGULATORY MATTERS continued

a tax rate of R120/tCO2e adjusted in line with annual increases and all the tax free allowances will apply; and (ii) for emissions exceeding the carbon budget, a higher tax rate of R600/tCO2e will apply. Where the carbon budget allocated to an entity is equal to the total emissions reported by an entity, the current carbon tax design applies, and the carbon budget allowance falls away.

While many aspects of the proposed carbon tax remain uncertain, the direct financial implications of government’s proposed carbon tax for Sibanye-Stillwater, in today’s terms, at the 2018 carbon footprint and at an anticipated rate of R120/t of CO2e, would be between approximately R4 million and R18 million per annum on the premise that electricity (i.e. Scope 2 emissions) is excluded. The potential net effect of proposed allowances is to permit the reduction of a carbon tax by 60% to 95%. In other words, Sibanye-Stillwater’s final liability will be significantly affected by the extent it is able to make use of the full suite of allowances that are built into the carbon tax design. The National Treasury presented its draft response to submissions that were made on the Draft Carbon Tax Bill on 7 June 2018. It indicated that a review of the impact of the carbon tax after at least three years implementation will be conducted. Adjustments to the carbon tax will depend on the economic circumstances and emissions mitigation efficiency that has been achieved. Any future changes to rates and tax-free thresholds in the carbon tax will follow only after the review is completed.

In addition, a number of other regulatory initiatives are underway in countries in which Sibanye-Stillwater operates that seek to reduce or limit industrial GHG emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Sibanye-Stillwater’s operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect both Sibanye-Stillwater’s decision to pursue opportunities in certain countries and its cost of operations.

In the United States, Sibanye-Stillwater is subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US Congress has considered legislation that would control GHG emissions through a “cap and trade” program and several US states have already implemented programs to reduce GHG emissions. In addition, the US Supreme Court determined in a 2007 ruling that GHG emissions are “air pollutants” within the meaning of the federal Clean Air Act. In response, the EPA promulgated an endangerment finding paving the way for regulation of GHG emissions under the Clean Air Act. In 2010, the EPA issued a final rule, known as the “Tailoring Rule”, that makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. In June 2014, the US Supreme Court invalidated portions of the federal Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with Best Available Control Technologies (BACT) for GHGs, as well. In 2015, the EPA rescinded the portions of the Tailoring Rule that had been overturned by the Supreme Court. However, the EPA indicated that new or modified sources subject to permitting for conventional pollutants will be required to access BACT for GHG if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e. During 2016, US legislative and regulatory initiatives to limit GHG emissions were primarily focused through the Clean Power Planning Rule which is intended to limit emissions from power generating facilities.

In 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011.  The Stillwater Mine holds a Title V Major Air Quality Permit. As a result, Sibanye-Stillwater is required to annually calculate the GHG emissions from the Stillwater Mine and compare these amounts against reporting thresholds. However, the Stillwater operation is not required to report GHG emissions at this time, given current levels are below reporting thresholds. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, and as a result Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.

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

Under the National Environmental Management Air Quality Act, 2004 (Act No 39 of 2004) (the Air Quality Act), the South African government has established minimum emission standards for certain activities that result in air emissions and for which atmospheric emissions licences (AELs) must be held. Non-compliance with the conditions of an AEL as well, as the minimum emissions standards under the Air Quality Act, is an offence. Emissions are reported to the regulator in accordance with licence conditions. Air dispersion modelling is conducted as part of air quality impact assessments. This is used to predict air quality concentrations at receptor locations in nearby communities. The AEL reports which include results of stack emissions are in place to demonstrate level of conformance.

The National Environmental Management Waste Act, 2008 (Act No 59 of 2008) (the Waste Act) commenced on 1 July 2009 with the exception of certain sections relating to contaminated land, which came into force on 2 May 2014. The contaminated land sections of the Waste Act regulate the identification, investigation and rehabilitation of contaminated land. Responsible waste management has become a priority for the DEA. On 2 June 2014, amendments to the Waste Act were published, which stated that as of 8 December 2014, residue deposits and residue stockpiles would be brought within the Waste Act’s scope of operation and as such, residue deposits and residue stockpiles are now subject to regulation under the Waste Act and waste management licences for activities relating to their establishment and reclamation will need to be obtained. In addition, regulations regarding the Planning and Management of Residue Deposits and Stockpiles (the MRDS), were published on 24 July 2015, which have financial implications for the management of residue deposits and residue stockpiles, since they impose various classifications and associated liner requirements for new residue deposits and residue stockpiles. Due to the onerous nature and the anticipated financial impact these regulations would have on industry with little or no benefit to the environment from a pollution control/containment perspective, industry has constantly argued both from a technical and legal perspective, that there was sufficient regulation in legislation other than the Waste Act (e.g. MPRDA) to regulate MRDS (under a different definition than the current “hazardous waste” under the Waste Act), and that MRDS be statutory excluded from the Waste Act and its amendments, through a NEMA Act amendment. The DEA has indicated that industry’s comments would be considered in the drafting of the revised regulations. Engagement with the government in relation to this issue is ongoing.

Sibanye-Stillwater Form 20-F 2018	343

ENVIRONMENTAL AND REGULATORY MATTERS continued

With regards to the requirements of the Waste Act insofar as general waste is concerned, applications for waste management licences for all of the relevant waste management activities have been made, except for at Burnstone (which will be made, should it be a requirement, once the mine is operational). Sibanye-Stillwater currently has licenced waste disposal facilities at its Beatrix operations and Rustenburg Platinum Mines Salvage Yard. Pursuant to the requirements of the Waste Act, these facilities will need to be managed in accordance with the Waste Act and, if necessary, rehabilitated.

Sibanye-Stillwater undertakes activities which are regulated by the National Nuclear Regulator Act, 1999 (Act No 47 of 1999) (the NNR Act). The NNR Act requires Sibanye-Stillwater to obtain authorisation from the National Nuclear Regulator (NNR) and undertake activities in accordance with the conditions of such authorisations. During the reporting period, both internal and external audits and inspections were conducted. These audits and inspections, conducted by the NNR Inspectorate, registered an average compliance index of 97.25%, which is higher than the benchmark of 80%. Each of Sibanye-Stillwater’s mining operations possesses and maintains a Certificate of Registration as required by the NNR Act.

Although traditionally weak, the enforcement of environmental laws under South Africa’s comprehensive environmental regulatory framework, has experienced rapid improvement. Three separate legislative acts, including the NEMA (for the mining industry enforced by the DMR), the MPRDA (enforced by the DMR) and the National Water Act (enforced by the DWS) all make provisions for the appointment of environmental management inspectors, which have sweeping authority and mandates to enforce environmental legislation. Some of the new environmental laws and regulations have been viewed as “disabling” and as having a negative impact on the growth and development of the mining industry. To date, Sibanye-Stillwater’s approach has been to work with South African government and the Minerals Council South Africa to positively influence new and emerging legislation as far as possible in the interest of the industry as well as in the interest of the environment.

HEALTH AND SAFETY

Health and safety performance on mines is regulated by the South African Mine Health and Safety Act (No 29 of 1996) (the MHSA). The MHSA, among others, requires the holder of a mining right to ensure that their operating and non-operating mines maintain a safe and healthy working environment. Employees also have the right to refuse to perform hazardous work or enter into an unsafe working place. The MHSA describes the powers and functions of the Mine Health and Safety Inspectorate (the MHSI), within the jurisdiction of the DMR and as part of the process of enforcement.

As legally required, all employees are represented in formal joint management/worker health and safety committees, through their representatives, to help monitor and advise on occupational health and safety programmes.

In terms of the MHSA, an employer is obligated, among others, to ensure that mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment, and the mines are commissioned, operated, maintained and decommissioned so that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure that people who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any health and safety hazards. The MHSA authorises the inspectors in the MHSI, upon identifying certain health and safety hazards, to restrict or stop, partially or wholly, operations at any mine or a workplace, and require an employer to take steps to address the said health and safety hazards before such restriction or stoppage can be lifted. The principal safety risks associated with mining operations in South Africa include technical complexity, depth of operations, intensity of labour, the narrow nature of ore body and mature mines.

The principal health risks arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting our workforce include lung diseases such as silicosis, tuberculosis (TB), a combination of both, and chronic obstructive airways disease (COAD), as well as noise induced hearing loss (NIHL).

The Occupational Diseases in Mines and Works Act, 1973 (Act No 78 of 1973) (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class). For information on pending silicosis-related litigation involving Sibanye-Stillwater see Annual Financial Report—Accountability—Directors’ report–Litigation and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements–Note 26: Occupational healthcare obligation.

A failure to comply with MHSA is a criminal offence for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the MHSA. The maximum administrative fine that may be imposed is R1 million per transgression.

MINE SAFETY DISCLOSURE

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), each operator of a coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. In accordance with the reporting requirements included in Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K (17 CFR 229.104), the required mine safety results regarding certain mining safety and health matters for each of Sibanye-Stillwater’s mine locations that are covered under the scope of the Dodd-Frank Act are included in "Exhibit 16 Mine Safety Disclosures" of this Annual Report on Form 20-F. In 2018, Sibanye-Stillwater received a total of 73 violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act. See “Exhibit 16 Mine Safety Disclosures” of this Annual Report on Form 20-F for more information.

Sibanye-Stillwater Form 20-F 2018	344

ENVIRONMENTAL AND REGULATORY MATTERS continued

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

Under the MPRDA, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to BEE and social responsibility, will be considered by the Minister of Mineral Resources when exercising his discretion whether to grant these applications. A prospecting or mining right can be suspended or cancelled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, or if the holder of the right submits false, incorrect or misleading information to the DMR. The MPRDA sets out a process which must be followed before the Minister of Mineral Resources is entitled to suspend or cancel the prospecting or mining right. In November 2006, the DMR approved the conversion of Sibanye-Stillwater’s mining licences under the old regulatory regime at Kloof, Driefontein and Beatrix into rights under the new regime. All of Sibanye-Stillwater’s operations have been granted their new-order mining rights.

The MPRDA empowered the Minister of Mineral Resources to develop the Mining Charter to set the framework, targets and timetable for effecting entry of HDSAs into the mining industry and to allow such South Africans to benefit from the exploitation of South Africa’s mineral resources.

Among other things, the Mining Charter stated that mining companies agreed to achieve 26% HDSA ownership of South African mining industry assets within 10 years (i.e. by the end of 2014). Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter also required mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process and SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMR.

Following a review, the DMR released the Amended Mining Charter on 13 September 2010. Amendments to the Mining Charter in the Amended Mining Charter included, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + one vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which was to be achieved by 2014. In addition, mining companies were required to monitor and evaluate their compliance to the Amended Mining Charter and needed to submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter (the Scorecard) made provision for a phased-in approach for compliance with the above targets over the five-year period ended 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. Failure to comply with the provisions of the Amended Mining Charter amounted to a breach of the MPRDA, which could result in the cancellation or suspension of a mining company’s existing mining rights. In light of the Amended Mining Charter, the status of the Mining Charter is unclear although such charter appears to have been replaced by the Amended Mining Charter.

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

Sibanye-Stillwater Form 20-F 2018	345

ENVIRONMENTAL AND REGULATORY MATTERS continued

tenure, in that government may order the suspension or cancelation of mining rights in instances of deemed non-compliance with the requirements of the Amended Mining Charter.

On 31 March 2015, the Chamber reported that the DMR believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of shares or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the Mining Charter. The position of the Chamber (including Sibanye-Stillwater) is that such historical empowerment transactions should be included in the calculation of HDSA ownership. The DMR and the Chamber jointly agreed to approach the South African courts to seek a declaratory order that will provide a ruling on the relevant legislation and the status of the Mining Charter and the Amended Mining Charter, including clarity on the status of previous empowerment transactions concluded by mining companies and a determination on whether the ownership element of the Mining Charter and the Amended Mining Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMR, or a once-off requirement as argued by the Chamber, on the “once empowered always empowered” principle. The Chamber and the DMR filed papers in court and the matter (the Main Application) was placed on the roll to be heard on 15 March 2016. In February 2016, an application was filed by a third party, Malan Scholes Inc., to consolidate the Main Application with its own application for a declaratory order on the empowerment aspects of the Mining Charter and the Amended Mining Charter (the Scholes Application). The Chamber opposed the consolidation of these applications on the basis that, amongst other things, the right to relief in the respective applications does not depend substantially on the same questions of law and/or fact. On 3 May 2016, the court refused to consolidate the two applications. On 16 February 2018, the High Court postponed the Mining Charter hearing indefinitely to allow the Chamber and the Government to engage in further discussions on this matter. On 19 February 2018, the Gauteng Division High Court ordered that the DMR and the Chamber must also involve communities affected by mining activities in these new discussions over the New Mining Charter. On 4 April 2018, the Gauteng Division High Court issued a judgment finding that, once the DMR has considered and granted a mining right application in terms of the MPRDA, then the holder of the mining right will not be legally obligated to restore the percentage ownership (irrespective of how it was measured) to the 26% HDSA ownership target referred to in the Mining Charter and in the Amended Mining Charter where HDSA shareholding has fallen below the 26% requirement. This judgment applies to old order rights converted in terms of the MPRDA but does not apply where the terms and conditions of the right itself stipulated that the 26% HDSA ownership had to be retained.

On 19 April 2018, the DMR filed a notice of intention to appeal the Gauteng Division High Court’s judgment. If the DMR’s appeal is successful, then existing and new holders of mining rights will need to comply with the New Mining Charter, which may require, among other things, a further issuance of Sibanye-Stillwater shares to comply with the new ownership requirements, limitation on procurement, changes to management and the payment of additional fees and levies as set out in the New Mining Charter.

If the DMR were to prevail in the Main Application and the “once empowered always empowered” principle is rejected, mining companies, including Sibanye-Stillwater, may be required to undertake further empowerment transactions in order to increase their HDSA ownership, which would result in the dilution of existing shareholders and could have a negative impact on the financial indebtedness of Sibanye-Stillwater. In such event, mining companies, including Sibanye-Stillwater, may be required to maintain a minimum HDSA ownership level indefinitely.

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

In December 2012, the first draft of the MPRDB was published for comment. While the stated purpose of the MPRDB is, among other things, to remove ambiguities and enhance sanctions, the MPRDB has been criticised by stakeholders in the mining industry. Comments on the MPRDB were submitted and a second draft, known as the Mineral and Petroleum Resources Development Amendment Bill B15-2013 (MPRDB 2013) was published on 31 May 2013. A further revised version of the MPRDB 2013, the Mineral and Petroleum Resources Development Amendment Bill B15B-2013 (the Revised MPRDB 2013) was approved by the National Assembly of Parliament on 12 March 2014 and by the National Council of Provinces on 27 March 2014. In January 2015, the President referred the MPRDB back to Parliament for reconsideration and on 1 November 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDB in the National Assembly and a slightly revised version of the MPRDB was passed by the National Assembly and referred to the NCOP. On 3 March 2017, the National Assembly passed certain minor amendments to the MPRDB. The National Assembly has referred the MPRDB to the NCOP, where the Select Committee had received comments on the draft legislation. On 16 February 2018, President Ramaphosa announced that the MPRDB was at an advanced stage in Parliament. Among other things, the MPRDB seeks to require the consent of the Minister of Mineral Resources for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a prospecting right or mining right and to give the Minister of Mineral Resources broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals. On 22 August 2018, the Minister of Mineral Resources announced his desire for the MPRDB to be withdrawn. The MPRDB has remained under consideration in the National Council of Provinces for several months.

The New Mining Charter

While it remains to be seen whether the Chamber will prevail in the Main Application, on 15 June 2017, the DMR published the Reviewed Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, (the New Mining Charter), which came into effect on the same day. The Chamber launched an urgent application, or the Interdict Application, in the High Court of South Africa, Gauteng Division, Pretoria, or the Gauteng Division High Court, to interdict the implementation of the New Mining Charter, pending an application by the Chamber, or the Chamber Application, to set the New Mining Charter aside on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMR in developing the New Mining Charter had been seriously flawed. However, the Minister and the Chamber reached an agreement on 13 September 2017 under which the Minister undertook to suspend the New Mining Charter

Sibanye-Stillwater Form 20-F 2018	346

ENVIRONMENTAL AND REGULATORY MATTERS continued

pending the outcome of the Chamber Application. The Chamber Application was been postponed indefinitely by agreement between the DMR and the Chamber on the basis that the Chamber entered into a new round of discussions with the newly elected President of South Africa, Cyril Ramaphosa, and the new Minister of Mineral Resources, Gwede Mantashe. On 19 February 2018, the Gauteng Division High Court ordered that the DMR and the Chamber must also involve communities affected by mining activities in these new discussions over the New Mining Charter. At the time, existing holders were to continue to comply with the provisions of the Mining Charter and were not required to implement any aspect of the suspended New Mining Charter.

On 27 September 2018, the Mining Charter 2018 was promulgated and came into effect. The Mining Charter 2018 effectively repealed the Mining Charter, 2002 and the Amended Mining Charter.

Some material changes contemplated in the Mining Charter 2018 include:

•

existing mining right holders, who had achieved a minimum of 26% HDSA ownership on the date of commencement of the Mining Charter 2018, shall be recognised as being compliant for the duration of that mining right;

•

existing mining right holders who, at any stage during the existence of their mining right, achieved 26% HDSA ownership, but subsequently (prior to the commencement of the Mining Charter 2018) HDSA shareholders exited, resulting in HDSA ownership falling below 26%, shall be recognised as compliant for the duration of the mining right; and

•

the recognition of any mining right holder as being compliant in regards to historical HDSA ownership, lapses upon the transfer of the mining right or a part thereof and such recognition would not be applicable to any new applications for a mining right.

In addition, under the Mining Charter 2018, the renewal of existing mining rights shall be subject to the mining charter requirements that were applicable at the time a mining right renewal application was lodged with the DMR (i.e. any application for renewal lodged prior to 27 September 2018 will be processed in accordance with the Mining Charter, 2010, as read with the Amended Mining Charter, and all renewal applications lodged on or after 27 September 2018 in terms of Mining Charter 2018). A category for pending applications is provided for all applications that have been both lodged and accepted prior to the commencement of the Mining Charter 2018 and such applications are to be processed in terms of the Amended Mining Charter with a 26% HDSA ownership requirement. However, once a mining right is granted and executed, the holder of the mining right is required to achieve a minimum of 30% HDSA ownership within a period of five years from the effective date of the mining right.

For all applications for new mining rights, the Mining Charter 2018 requires a minimum of 30% HDSA ownership. At a minimum, the HDSA ownership must be comprised as follows:

•	5% non-transferrable carried interest to qualifying employees;
•	5% non-transferrable carried interest to host communities; and
•	20% effective ownership in the form of shares by a BEE entrepreneur.

Some additional amendments included, among other things, the requirement that mining companies within five years of the commencement of Mining Chart 2018:

•	facilitate local beneficiation of mineral commodities;
•

procure a minimum of 70% of mining goods (i.e. 21% of the mining goods spend to be spent on South African manufactured goods produced by companies owned and controlled by HDSAs; 5% of the mining goods spend to be spent on South African manufactured goods produced by women and youth and 44% of the mining goods spend to be spent on South African manufactured goods produced by a BEE compliant company); and 80% of services from South African based companies (i.e. suppliers in which a minimum of 50% must be spent on services supplied by companies owned and controlled by HDSAs; a minimum of 15% must be spent on services supplied by companies owned and controlled by women; a minimum of 5% must be spent on services supplied by youth; and a minimum of 10% must be spent on services supplied by BEE compliant companies);

•

achieve a minimum of 50% HDSA demographic representation at board level (20% of which must be women), achieve a minimum of 50% HDSA demographic representation at the executive management level (20% of which must be women), achieve a minimum of 60% HDSA demographic representation at the senior management level (25% of which must be women), achieve a minimum of 60% HDSA demographic representation at the middle management level (25% of which must be women), achieve a minimum of 70% HDSA demographic representation at the junior management level (30% of which must be women), achieve a minimum of 60% HDSA demographic representation at the core and critical skills level, a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of the demographic; and

•

implement measures to improve the standards of housing and living conditions for mineworkers. In addition, mining companies are required to monitor and evaluate their compliance with the Mining Charter 2018 and submit annual compliance reports to the DMR.

On 26 March 2019, the Chamber filed an application in the High Court of South Africa, Gauteng Division, Pretoria for the judicial review and setting aside of certain clauses of the Mining Charter 2018, namely:

•	the introductory wording of clause 2.1 of the Mining 2018 (insofar as it provides that a mining right holder must comply with certain requirements);
•	clauses 2.1.1.2, 2.1.1.5, 2.1.1.6 and 2.1.6.2 (in so far as they apply to the renewal of a mining right);
•	clause 2.1.1.4 (in so far as it relates to the transfer of a mining right or a part thereof);
•	clause 2.1.3.2 (in so far as it relates to the distribution of the BEE shareholding in new mining right holders);
•	clause 2.1.4 (relating to the implementation of equity equivalent benefits for host communities);
•	clause 2.1.5.2 (in so far as it relates to the vesting of BEE shareholding for a new mining right being prescribed to a minimum 30% target, which applies for the duration of a mining right);

Sibanye-Stillwater Form 20-F 2018	347

ENVIRONMENTAL AND REGULATORY MATTERS continued

•	clause 7.2 (in so far as it relates to the ownership and mine community development elements being ring-fenced and requiring 100% compliance at all times);
•

the proviso in clause 2.1.6.1 to clauses 2.1.6.1.1 to 2.1.6.1.4 (in so far as it relates to a BEE shareholding or part thereof being disposed of below the prescribed minimum shareholding, leading to a mining right holder’s empowerment credentials being recognised for the duration of the mining right);

•	the heading of clause 2.1.6 (relating to the disposal of BEE shareholding in respect of existing rights);
•	the definition of “beneficiation” and clauses 2.1.7.1 (including clauses 2.1.7.1.1 to 2.1.7.1.5) in the following respects:
-	setting aside the definition of beneficiation and substituting it with the definition of beneficiation of section 1 of the MPRDA;
-	setting aside the words “against a BEE Entrepreneur” where they appear in clause 2.1.7.1;
-	setting aside the words “a maximum of 5 percentage points of a BEE Entrepreneur” where they appear in clause 2.1.7.1.1; and
-	setting aside clauses 2.1.7.1.2 to 2.1.7.1.5;
•	clause 2.2 (in so far as it relates to dealing with inclusive procurement, supplier and enterprise development);
•	clauses 4, 6.2, 7.1, 7.3, 8.7, 8.8, 8.9 and 9.2 (in so far as they relate to new or existing licences and permits issued in the terms of the Diamonds Act, 1986 and the Precious Metals Act, 2005); and
•

clause 9.2 (which provides that a mining right holder who has not complied with the ownership element and falls between levels 6 and 8 of the Mining Charter scorecard shall be in breach of the MPRDA and subject to provisions of section 93, read in conjunction with section 47, 98 and 99 of the Act).

In the alternative to the above, the Chamber applied for a declaratory confirming that these clauses are inconsistent with the principle of legality as enshrined in the South African Constitution, 1996 and requested that they be set aside. This application is anticipated to be heard on or about 4 September 2019 if it is unopposed.

The changes in the HDSA ownership requirements as contemplated in the Mining Charter 2018, may necessitate that Sibanye-Stillwater adjust the ownership structure of the company’s mining assets in order to meet BBBEE requirements. This could have a material adverse effect on the value of Sibanye-Stillwater’s securities. Further, Sibanye-Stillwater may in the future incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements, which may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

The BBBEE Act and the BBBEE Amendment Act

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes of Good Practice (BBBEE Codes), with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder, which apply generally to other industries in South Africa. The MPRDA does not require mining companies to comply with the BBBEE Act and the BBBEE Codes but the former Minister of Mineral Resources has expressed a desire to align the New Mining Charter with the BBBEE Act and the more onerous BBBEE Codes. The current version of the New Mining Charter reflects the former Minister of Mineral Resource’s latest attempts at alignment notwithstanding the questionable need to do so. Accordingly, if brought into effect in its current form, the New Mining Charter could potentially create further uncertainty.

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

This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the Mining Charter in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) became available for voluntary use on 11 October 2013 and became effective on 1 May 2015 but are still under consideration and are not yet in force. Entities may elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the Mining Charter is not a Sector Code. It is not clear at this stage how the Mining Charter and Code relate to each other. The government may designate the Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention. On 17 February 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the BBBEE Act did not intend to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the Mining Charter in the future.

Sibanye-Stillwater Form 20-F 2018	348

ENVIRONMENTAL AND REGULATORY MATTERS continued

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by multiplying the gross sales of the refined mineral during the year of assessment by the percentage determined by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross sales plus an additional 0.5. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals.

Sibanye-Stillwater currently pays a royalty based on the refined minerals royalty calculation as applied to its gross sales.

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

EXCHANGE CONTROLS

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from South Africa. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, regulate international transactions involving South African residents, including companies.

SARB approval is required for Sibanye-Stillwater and its subsidiaries to receive and/or repay loans to South African residents. Sibanye-Stillwater and its South African subsidiaries would require SARB approval in order to provide guarantees for the obligations of any of Sibanye-Stillwater’s subsidiaries with regard to funds obtained from non-residents of the CMA. Absent SARB approval, income earned in South Africa by Sibanye-Stillwater and its South African subsidiaries cannot be used to repay or service foreign debts.

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may be processed by an authorised dealer, subject to all existing criteria and reporting obligations.

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

Sibanye-Stillwater Form 20-F 2018	349

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

All dividends paid by Sibanye-Stillwater prior to the Spin-off were historically paid to Gold Fields. After the Spin-off, the Board adopted a new dividend policy to return at least 25% to 35% of normalised earnings. Sibanye-Stillwater defines normalised earnings as profit for the year excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of result of associates after royalties and tax. For a reconciliation of loss attributable to the owners of Sibanye-Stillwater to normalised earnings, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 11: Dividends.

Sibanye-Stillwater has not declared a dividend for the year ended 31 December 2018.

Under South African law, Sibanye-Stillwater will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and we are permitted to do so in terms of the Memorandum of Incorporation.

There is no arrangement under which future dividends are waived or agreed to be waived.

Sibanye-Stillwater Form 20-F 2018	350

THE LISTING

Sibanye-Stillwater’s ordinary shares trade on the JSE under the trading symbol “SGL”. Sibanye-Stillwater’s ADSs trade on the NYSE under the trading symbol “SBGL”.

Sibanye-Stillwater Form 20-F 2018	351

ADDITIONAL INFORMATION

MEMORANDUM OF INCORPORATION

General

Sibanye-Stillwater is a public company registered in South Africa under the Companies Act, which limits the liability of its shareholders, and is governed by its Memorandum of Incorporation. Sibanye Gold’s registration number is 2002/031431/07.

Sibanye-Stillwater amended the Sibanye-Stillwater Memorandum of Incorporation at its annual general meeting held on 25 April 2017. The amended Sibanye-Stillwater Memorandum of Incorporation conforms to the requirements of the Companies Act and the amended JSE Listings Requirements.

Dividends and payments to shareholders

Sibanye-Stillwater may make payments (including the payment of dividends) to its shareholders from time to time in accordance with provisions of the Companies Act and the requirements of the JSE and the Memorandum of Incorporation. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

•	the company is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or
•	the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company, fairly valued.

Subject to the above requirements, the Board may from time to time declare a dividend or any other payment to be paid to Sibanye-Stillwater shareholders and to the holders of share warrants (if any) in proportion to the number of shares held by them.

Sibanye-Stillwater must hold all dividends due to the shareholders in trust indefinitely, but subject to the laws of prescription, and accordingly may release any dividends once the prescriptive period in relation to those dividends has prescribed.

Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any one of Sibanye-Stillwater’s bankers from time to time.

Voting rights

Every shareholder of Sibanye-Stillwater, or representative of a Sibanye-Stillwater shareholder, who is present at a Sibanye-Stillwater shareholders’ meeting has one vote on a show of hands, regardless of the number of shares he holds or represents or the number of shareholders he represents, unless a poll is demanded. Every Sibanye-Stillwater shareholder is, on a poll, entitled to one vote per ordinary share held. A poll may be demanded by: (i) not less than five persons having the right to vote on that matter; or (ii) a person or persons entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter; or (iii) the chairperson of the meeting. Neither the Companies Act nor the Memorandum of Incorporation provide for cumulative voting.

A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf. The proxy need not be a shareholder.

Issue of additional shares and pre-emptive rights

Shareholder approval is required for any issuance of additional shares, other than in the following circumstances:

•	a pro rata rights offer to all shareholders, provided that the shares subject to the offer are less than 30% of Sibanye-Stillwater’s issued share capital;
•	a capitalisation issue in accordance with section 47 of the Companies Act;
•

an issue for the acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act, provided that the relevant transaction is not otherwise required by the Listings Requirements to be approved by shareholders and the shares to be issued are less than 30% of the Sibanye-Stillwater’s share capital; and

•	shares issued in terms of option or conversion rights.

Shareholders, by ordinary resolution passed by a 75% majority, may either convey a general or specific authority to the Board to issue shares for cash. A general authority is valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

The JSE Listings Requirements as read with the Memorandum of Incorporation require that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new shareholders is:

•	pursuant to a shareholder approved employee share incentive scheme;
•

to raise cash through a general issuance at the discretion of the Board to the general public (but not to related parties) of up to 10% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30-business-day weighted average trading price prior to the date the application is made to the JSE to list the shares, provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the Board;

•

to raise cash through a specific issuance of shares for cash, provided that 75% majority of shareholders, other than controlling shareholders, vote in favor of the resolution to issue the shares at a general meeting;

Sibanye-Stillwater Form 20-F 2018	352

ADDITIONAL INFORMATION continued

•	a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act; or
•	in terms of option or conversion rights.

In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Sibanye-Stillwater’s shareholders if the shares are issued, amongst other things, to:

•	a director, future director, prescribed officer, or future prescribed officer of Sibanye-Stillwater;
•	a person related or inter-related to Sibanye-Stillwater, or to a director or prescribed officer of Sibanye-Stillwater, unless the issue of shares is, amongst other things:
•	under an agreement underwriting the shares;
•	in proportion to existing holdings, and on the same terms and conditions that have been offered to all the shareholders of Sibanye-Stillwater;
•	pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act;
•	pursuant to an offer to the public as defined in section 95(1)(h), read with section 96 of the Companies Act.

Furthermore, in terms of the Companies Act, an issue of shares requires approval of the shareholders by special resolution if the voting power of the class of shares that are issued or issuable as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares of that class held by shareholders immediately before the transaction.

Transfer of shares

The transfer of any Sibanye-Stillwater certificated share will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialised shares which have been traded on the JSE are transferred on the STRATE system and delivered five business days after each trade. The transferor of any share is deemed to remain the holder of that share until the name of the transferee is entered in Sibanye-Stillwater’s register for that share. Since Sibanye-Stillwater shares are traded through STRATE, only shares which have been dematerialised may be traded on the JSE. Accordingly, Sibanye-Stillwater shareholders who hold shares in certificated form will need to dematerialise their shares in order to trade on the JSE.

Disclosure of interest in shares

Under South African law, a registered holder of Sibanye-Stillwater shares who is not the beneficial owner of such shares is required to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such person with a beneficial interest, and the extent of each such beneficial interest. This information must be disclosed in writing to Sibanye-Stillwater within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository or otherwise be provided on payment of a prescribed fee charged by the registered holder of securities. Moreover, Sibanye-Stillwater may, by notice in writing, require a person who is a registered shareholder, or whom Sibanye-Stillwater knows or has reasonable cause to believe has a beneficial interest in Sibanye-Stillwater ordinary shares, to confirm or deny whether or not such person holds the ordinary shares or beneficial interest and, if the ordinary shares are held for another person, to disclose to Sibanye-Stillwater the identity of the person on whose behalf the ordinary shares are held. Sibanye-Stillwater may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Sibanye-Stillwater is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Sibanye-Stillwater, together with the extent of those beneficial interests. Further, in terms of section 122 of the Companies Act, a shareholder is required to notify Sibanye-Stillwater within three business days if its shareholding crosses a 5% multiple measured against the issued shares at that time or if there is a change in shareholding exceeding 1% of the issued shares. Sibanye-Stillwater is then required to disclose this notification to the South African Takeover Regulation Panel and deliver to the shareholders such notification by means of a SENS announcement.

General meetings of shareholders

The Board may convene general meetings of Sibanye-Stillwater shareholders and a general meeting may also be convened on a requisition by shareholders made pursuant to the Companies Act. Sibanye-Stillwater is obligated to hold an annual general meeting once in every calendar year, but no more than 15 months after the date of the previous annual general meeting.

Annual general meetings and meetings calling for the passage of a special resolution require 15 clear days’ notice in writing of the place, day and time of the meeting to shareholders. Any other general meeting of Sibanye-Stillwater shareholders requires at least 15 clear days’ notice in writing to shareholders.

Business may be transacted at any meeting of shareholders only while a quorum of shareholders is present. Three shareholders present personally or by representative and entitled to vote constitute a quorum for a general meeting and an annual general meeting.

The annual general meeting deals with and disposes of all matters prescribed by the Memorandum of Incorporation and the Companies Act, including:

•	the consideration of the audited financial statements and report of the independent accountants; and
•	the election of directors.

Sibanye-Stillwater Form 20-F 2018	353

ADDITIONAL INFORMATION continued

Annual report and accounts

Sibanye-Stillwater is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of Sibanye-Stillwater and to explain the financial position of Sibanye-Stillwater as prescribed by the Companies Act. No shareholder (who is not a director) has the right to inspect any account or book or document of Sibanye-Stillwater, except as conferred by the Companies Act or authorised by the directors or by a resolution of Sibanye-Stillwater in a general meeting.

The directors will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listing Requirements. Sibanye-Stillwater will send by mail to the registered address of every shareholder who so requests a copy of the annual report and annual financial statements. Not later than three months after the first six months of its fiscal year, Sibanye-Stillwater will mail to every shareholder an interim report for the previous six-month period.

Changes in capital or objects and powers of Sibanye-Stillwater

The Sibanye-Stillwater shareholders may, by the passing of a special resolution:

•	increase Sibanye-Stillwater’s authorised share capital;
•

divide all or any part of Sibanye-Stillwater’s share capital into shares of larger amounts than Sibanye-Stillwater’s existing shares or consolidate and reduce the number of the issued no par value shares, if any;

•	subdivide all or any portion of Sibanye-Stillwater’s shares into shares of a smaller amount than is fixed by the Memorandum of Incorporation;
•	convert all of Sibanye-Stillwater’s ordinary or preference share capital from having a par value into shares of no par value;
•	reduce Sibanye-Stillwater’s authorised share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;
•	alter the provisions of the Memorandum of Incorporation with respect to the objects and powers of Sibanye-Stillwater; and
•

subject to the provisions of the Companies Act or any other South African law governing companies and the requirements of the JSE and any other stock exchange upon which the shares of Sibanye-Stillwater may be quoted or listed from time to time, allow Sibanye-Stillwater to acquire shares issued by itself or in any subsidiary of Sibanye-Stillwater from time to time, and provided that:

•

the Board may resolve that any return of capital made to all or any shareholders whose registered addresses are outside South Africa will, subject to any exchange control regulations then in force, be paid in such other currencies as may be stipulated by the Board. The Board may also stipulate the date for converting Rand to those currencies and the provisional rate of exchange, provided that the date for conversion must be within a period of 30 days prior to the date of payment; and

•

Sibanye-Stillwater must hold all dividends due to shareholders in trust indefinitely, subject to the laws of prescription, and accordingly may release any dividends once the prescription period in relation to those dividends has expired. Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any of its bankers from time to time.

Variation of rights

All or any of the rights, privileges or conditions attached to Sibanye-Stillwater’s ordinary shares may be varied by a special resolution of Sibanye-Stillwater shareholders passed in accordance with the provisions of the Companies Act; provided that, in circumstances where a shareholder dissents to such variation which materially and adversely affects his rights, that shareholder shall be entitled to be paid the fair value for his shares in accordance with the provisions of section 37(8) of the Companies Act as read with the appraisal remedies provided for in section 164 of the Companies Act.

Distribution of assets on liquidation

In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Sibanye-Stillwater, including the costs of liquidation, shall be dealt with by a liquidator who may, with the sanction of a special resolution, among other things, divide among the shareholders any part of the assets of Sibanye-Stillwater, and may vest any part of the assets of Sibanye-Stillwater as the liquidator deems fit in trustees for the benefit of shareholders. The division of assets is not required to be done in accordance with the legal rights of shareholders of Sibanye-Stillwater.

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

Sibanye-Stillwater may, if authorised by special resolution, acquire its own shares; provided that there are no reasonable grounds for believing that Sibanye-Stillwater is or would be, after the payment, unable to pay its debts or that Sibanye-Stillwater’s consolidated assets would, after the payment, be less than its consolidated liabilities. The procedure for acquisition of shares by Sibanye-Stillwater is regulated by the Memorandum of Incorporation, the Companies Act and the Listings Requirements of the JSE.

Borrowing powers

The Board may exercise all the powers of Sibanye-Stillwater to borrow money. Sibanye-Stillwater has unlimited borrowing powers. Furthermore,

Sibanye-Stillwater Form 20-F 2018	354

ADDITIONAL INFORMATION continued

the Board may create and issue debt instruments as contemplated in section 43(1)(a) of the Companies Act, on such terms and conditions and in such manner as the Board may from time to time determine, in accordance with the requirements of section 43 of the Companies Act, provided that, for so long as Sibanye-Stillwater is listed on the JSE, a debt instrument issued by Sibanye-Stillwater may not grant special privileges regarding attending and voting at general meetings and the appointment of directors, as contemplated in the listings requirements of the JSE.

The Board’s borrowing powers may only be changed by special resolution of the shareholders amending the Memorandum of Incorporation.

Non-South African shareholders

There are no limitations imposed by South African law or by the Memorandum of Incorporation on the rights of non-South African shareholders to hold or vote Sibanye-Stillwater’s ordinary shares.

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

RECENT DEVELOPMENTS

Internal reorganisation

Sibanye-Stillwater is assessing whether to undertake an internal reorganisation in order to create a more efficient corporate structure and to facilitate the Sibanye-Stillwater Group’s growth strategy. The Sibanye-Stillwater Group is considering various options to effect the reorganisation, including a scheme of arrangement under section 114 of the Companies Act. If implemented, the reorganisation is expected to result in, among other things, the Sibanye-Stillwater Group’s gold and PGM operations being held as two distinct legal entities under a new parent company.

Fatal injury at the Rustenburg PGM Operation

On 20 March 2019, a gravity fall of ground occurred at Sibanye-Stillwater’s Thembelani Shaft at the Rustenburg PGM Operations, which resulted in a fatal injury of an employee. The DMR was notified of the incident on 20 March 2019 and is investigating. Sibanye-Stillwater is cooperating fully with that investigation.

Quarter 1 2019 update

Gold production during Q1 2019 was negatively impacted by the ongoing AMCU strike and is expected to be approximately 104,000oz or 36% of production levels relative to the same period in 2018. Unit operating and all in sustaining costs will be negatively impacted by the reduced production levels.

Attributable production from the South African PGM Operations is estimated to be approximately 234,000 4Eoz and in line with annual guidance.  For Rustenburg, production includes ounces contained in concentrate that was delivered during Q1 for toll treatment. Delivery of refined metals are only expected during Q2 2019.

The US PGM operations experienced a slower than planned start to the year producing an estimated 131,000 2Eoz, with lower production volumes resulting in temporarily elevated costs. Production is planned to return to normal levels from Q2 and full year production guidance remains unchanged. Following the commissioning of the second furnace (EF2) at the Columbus Metallurgical Complex, throughput at the smelter improved, resulting in a drawdown of recycling metal inventories. The recycling division is expected to average 23.0 tonnes of feed material per day in the first quarter of 2019, compared to an average feed rate of 22.0 tonnes per day in 2018.

Possible prepayment facility

Since the completion of the streaming transaction in 2018, the Company continues to explore finance options to optimise liquidity levels and working capital structures. In this regard, several prepayment structures and metals pipeline financing initiatives have been evaluated. The Company will consider implementing these structures where they are deemed to provide financial flexibility in line with the Company’s strategic objectives and are competitive from a pricing perspective.

MATERIAL CONTRACTS

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye-Stillwater in the period under review.

Stillwater acquisition

On 9 December 2016, Sibanye-Stillwater and Stillwater entered into an Agreement and Plan of Merger (Merger Agreement) with Thor US Holdco Inc. (US Holdco) and Thor Mergco Inc., an indirect wholly owned subsidiary of Sibanye-Stillwater (Merger Sub).

Sibanye-Stillwater Form 20-F 2018	355

ADDITIONAL INFORMATION continued

The Merger Agreement provided that, among other things and subject to the terms and conditions therein, (1) Merger Sub would be merged with and into Stillwater and (2) at the effective time of the merger, each outstanding share of common stock of Stillwater, par value US$0.01 per share (Stillwater Shares) (other than Stillwater Shares owned by Stillwater, Sibanye-Stillwater or their respective subsidiaries or Stillwater Shares with respect to which appraisal rights were validly exercised and not lost in accordance with Delaware law) would be converted into the right to receive US$18.00 per share in cash without interest.

Sibanye-Stillwater concluded the acquisition on 4 May 2017.

2022 and 2025 Notes

On 27 June 2017 Stillwater, as a subsidiary of Sibanye-Stillwater, issued at face value US$1.05 billion of senior notes (the 2017 Senior Notes) to an indenture dated 16 March 2017 among Sibanye, The Bank of New York Mellon and certain guarantors. The 2017 Senior Notes offering comprises of two tranches, US$500 million 6.125% Senior Notes due 2022, which bear interest at a rate of 8.125% per annum (the 2022 Notes) and US$550 million 7.125% Senior Notes due 2025, which bear interest at a rate of 7.125% per annum (the 2025 Notes) (together the 2022 and 2025 Notes). The 2022 and 2025 Notes are denominated in US Dollars, mature and become due and payable in arrears in equal semi-annual instalments on 27 June and 27 December of each year. The 2022 and 2025 Notes are fully and unconditionally guaranteed, jointly and severally by Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited and Sibanye Gold Limited. The guarantees rank equally in right of payment to all existing and future senior debt of the guarantors.

Prior to 27 June 2019, in the case of the 2022 Notes, or 27 June 2021, in the case of the 2025 Notes, Stillwater may redeem all or a portion of the 2022 Notes or 2025 Notes by paying the relevant price (expressed as a percentage of the principal amount of the 2022 Notes or 2025 Notes plus an applicable premium) plus accrued and unpaid interest on the 2022 Notes or 2025 Notes. At any time on or after 27 June 2019, in the case of the 2022 Notes, or 27 June 2021, in the case of the 2025 Notes, Stillwater may redeem all or part of the 2022 Notes or 2025 Notes by paying the relevant price (expressed as a percentage of the principal amount of the 2022 Notes or 2025 Notes plus an applicable premium) plus accrued and unpaid interest on the 2022 Notes or 2025 Notes. In addition, prior to 27 June 2019, Stillwater may redeem up to 35% of the original aggregate principal amount of the 2022 Notes or 2025 Notes with the net proceeds from certain equity offerings. If Sibanye-Stillwater undergoes a change of control, Sibanye-Stillwater or Stillwater will be required to make an offer to purchase each of the 2022 Notes and 2025 Notes at a purchase price equal to 101% of the principal amount of each of the Notes, plus accrued and unpaid interest to the date of purchase. In the event of certain developments affecting taxation, Stillwater may redeem all, but not less than all, of the 2022 Notes and 2025 Notes.

Sibanye-Stillwater used the proceeds of the 2022 and 2025 Notes for the partial repayment of the US$350 million Bridge Facility Agreement between Sibanye Gold Limited and HSBC Bank plc, dated 5 October 2015, raised for the acquisition of Stillwater.

On 19 September 2018, Sibanye-Stillwater completed its offer to purchase the 2022 Notes and 2025 Notes, in which it repurchased a principal amount of US$146.3 million of the 2022 Notes and US$231.1 million of the 2025 Notes.

2023 Convertible Bond

On 28 March 2018, Sibanye-Stillwater entered into a supplemental trust deed relating to its issuance, on 26 September 2017, of a US$450 million senior unsecured guaranteed convertible bond due 2023 (the 2023 Convertible Bond), pursuant to a trust deed dated 26 September 2017, among Sibanye Gold Limited, Stillwater Mining Company and Kroondal Operations Proprietary Limited as guarantors and BNY Mellon Corporate Trustee Services Limited as Trustee. The 2023 Convertible Bond bears a coupon of 1.875% per annum, payable semi-annually in arrears in equal instalments on 26 March and 26 September of each year. The 2023 Convertible Bonds are guaranteed by Stillwater Mining Company and Kroondal Operations Proprietary Limited.

The conversion price is subject to customary adjustments pursuant to the terms and conditions of the 2023 Convertible Bond and will be adjusted for any dividends paid. The 2023 Convertible Bond, subject to the receipt of the requisite approval by a general meeting of the shareholders of Sibanye-Stillwater on or before 31 May 2018, will be convertible into new and/or existing shares of Sibanye-Stillwater, cash or a combination thereof pursuant to the terms and conditions of the 2023 Convertible Bond. Absent such approval, holders of the Convertible Bonds will on conversion receive a cash amount equal to the value of the underlying new and/or existing shares.

For so long as the conversion of the 2023 Convertible Bond has not been approved by a general meeting of the shareholders, Sibanye-Stillwater reserves the right to redeem all but not some of the 2023 Convertible Bonds at the greater of: (i) 102% of their principal value, or (ii) 102% of their fair market value, in each case plus accrued interest.

The Convertible Bonds were issued at 100% of their principal amount (i.e. US$200,000 per 2023 Convertible Bond). Unless previously redeemed, converted or purchased and cancelled, the 2023 Convertible Bonds will be redeemed at their principal amount on 26 September 2023. Sibanye-Stillwater will has the option to redeem all but not some of the 2023 Convertible Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the terms and conditions of the 2023 Convertible Bonds at any time (i) on or after 17 October 2020, if the value of the new and/or existing shares underlying a 2023 Convertible Bond is equal to or exceeds US$260,000 for a specified period of time, or (ii) if 15% or less of the aggregate principal amount of the 2023 Convertible Bond remains outstanding (all as more fully described in the terms and conditions of the 2023 Convertible Bond).

Sibanye-Stillwater used the proceeds of the 2023 Convertible Bond for the partial repayment of the US$350 million Bridge Facility Agreement between Sibanye Gold Limited and HSBC Bank plc, dated 5 October 2015, raised for the acquisition of Stillwater.

On 14 September 2018, Sibanye-Stillwater completed its offer to purchase and retire certain of the 2023 Convertible Bonds, in which it repurchased an aggregate principal amount of US$66 million.

Sibanye-Stillwater Form 20-F 2018	356

ADDITIONAL INFORMATION continued

Lonmin Acquisition

On 14 December 2017, the boards of Sibanye-Stillwater and Lonmin announced that they had reached agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, would acquire the entire issued and to be issued ordinary share capital of Lonmin, which is a major mine-to-market producer of PGMs with core operations in South Africa. Under the terms of the Lonmin Acquisition, each Lonmin shareholder will be entitled to receive 0.967 new Sibanye-Stillwater shares for each Lonmin ordinary share that they hold. The Lonmin Acquisition is proposed to be effected by means of a scheme of arrangement between Lonmin and Lonmin’s shareholders under Part 26 of the UK Companies Act. The Lonmin Acquisition is subject to the satisfaction or waiver of a number of conditions, as set out in the announcement published pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers. Since the announcement of the Lonmin Acquisition, certain of these conditions have been satisfied, namely the receipt of approval from the Financial Surveillance Department of SARB, as announced by Sibanye-Stillwater and Lonmin on 15 May 2018, and competition authority clearance in the UK, as announced by Sibanye-Stillwater and Lonmin on 28 June 2018. On 21 November 2018, it was announced that the South African Competition Tribunal had approved the Lonmin Acquisition, subject to certain specific conditions imposed on Sibanye-Stillwater, however an appeal against the South African Competition Tribunal’s decision was subsequently filed with the Competition Appeal Court of South Africa by the Association of Mineworkers and Construction Union on 19 December 2018. On 15 January 2019, it was announced that, in light of such appeal, Sibanye-Stillwater and Lonmin had agreed (with the consent of the UK Takeover Panel) to extend the longstop date for the scheme of arrangement relating to the Lonmin Acquisition to become effective, from 28 February 2019 to 30 June 2019. On 25 January 2019, Sibanye-Stillwater and Lonmin announced that the Competition Appeal Court of South Africa had set 2 April 2019 as the date for hearing the appeal. The appeal was heard on 2 April 2019 and the Competition Appeal Court of South Africa’s decision is awaited.

The Lonmin Acquisition remains subject to the satisfaction or waiver of a number of other conditions, including (but not limited to) the approval of Lonmin shareholders and Sibanye-Stillwater shareholders and the approval of the scheme of arrangement by the High Court of Justice in England & Wales. It is expected that the Lonmin scheme document and Sibanye-Stillwater shareholder circular in connection with such shareholder approvals will be published in due course.

On 14 December 2017, a co-operation agreement was entered into between Sibanye-Stillwater and Lonmin in connection with the Lonmin Acquisition. Amongst other things, the co-operation agreement records the process by which Sibanye-Stillwater and Lonmin have agreed to co-operate in relation to certain clearances and regulatory conditions in connection with the Lonmin Acquisition, confirms certain matters in relation to the scheme and the Lonmin shareholder meetings and Sibanye-Stillwater shareholder meetings as well as certain matters relating to Lonmin’s share schemes.

Streaming agreement

On 25 July 2018, Sibanye-Stillwater announced the completion of the Streaming Agreement with Wheaton International. Under the Streaming Agreement, Sibanye-Stillwater received US$500 million (the Advance Amount) from Wheaton International in exchange for an amount of gold and palladium equal to a percentage of gold and palladium produced from Sibanye-Stillwater’s US PGM operations (comprised of the East Boulder and Stillwater mining operations).

Under the Streaming Agreement, in addition to the Advance Amount, Wheaton International will pay Sibanye-Stillwater 18% of the spot palladium and gold prices for each ounce delivered under the Streaming Agreement (which may be reduced if debt covenants exceed 3.5x (net debt to adjusted EBITDA)), until the Advance Amount has been reduced to nil through metal deliveries. Thereafter, Sibanye-Stillwater will receive 22% of the spot US dollar palladium and gold prices for each ounce of palladium and gold delivered (which may be reduced if debt covenants exceed 3.5x (net debt to adjusted EBITDA)).

In addition, Sibanye-Stillwater has committed to deliver to Wheaton International the equivalent of 100% of gold production from Sibanye-Stillwater’s US PGM operations over the life of the US PGM operations. In addition, Sibanye-Stillwater has also committed:

•

4.5% of its palladium production from its US PGM operations, until (i) a cumulative amount of 375koz of palladium having been delivered, and (ii) the portion of the Advance Amount, which is attributable to palladium deliveries having been reduced to nil through such deliveries.

•

Thereafter, the equivalent of 2.25% of its palladium production from its US PGM operations, until (a) a further 175koz of palladium having been delivered (or cumulatively 550koz having been delivered), and (b) the Advance Amount having been reduced to nil through metal deliveries.

•	Thereafter, and continuing for the life of the operations, 1.0% of palladium production.

Sibanye-Stillwater agreed to use commercially reasonable efforts to facilitate the development of the Blitz Project. The Streaming Agreement includes a completion test on the development of the Blitz Project, including completion of underground development, critical surface infrastructure and expansion of the concentrator production output. If Sibanye-Stillwater fails to meet certain completion targets in relation to the Blitz Project, it is required to pay Wheaton International certain cash amounts.

The Streaming Agreement was effective from 1 July 2018 and continues for an initial period of 40 years and can be extended for successive 10-year periods until termination notice is given or there are no active mining operations at the mining properties.

The Streaming Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada.

US$600 million revolving credit facility

Following further discussions with its lenders, Sibanye-Stillwater secured a covenant holiday until the end of Q1 2019.  See Integrated Annual Report—Chief Executive Officer’s Review—Financial Review. For information on Sibanye-Stillwater’s US$600 million revolving credit facility, see Annual Financial Report—Consolidated financial statements—Note to the consolidated financial statements—Note 24.1: US$600 million RCF and Annual Financial Report—Consolidated financial statements—Note to the consolidated financial statements —Note 31.2: Risk management activities—Liquidity risk—Working capital and going concern assessment.

Sibanye-Stillwater Form 20-F 2018	357

ADDITIONAL INFORMATION continued

R6.0 billion revolving credit facility

See Annual Financial Report—Consolidated financial statements—Note to the consolidated financial statements—Note 24.2: Borrowings—R6.0 billion RCF.

Deposit agreement

In connection with the establishment of an ADS facility in respect of Sibanye-Stillwater’s shares, Sibanye-Stillwater entered into a deposit agreement with BNYM in respect of Sibanye-Stillwater’s shares among Sibanye-Stillwater, BNYM and all owners and holders from time to time of ADRs issued thereunder (the Deposit Agreement).

This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADSs attached thereto. Terms used in this section and not otherwise defined will have the meanings set forth in the Deposit Agreement. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

South African law governs shareholder rights. BNYM will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among Sibanye-Stillwater, BNYM and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights, as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS.

Share dividends and other distributions

How will you receive dividends and other distributions on the ordinary shares?

BNYM will pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your Sibanye-Stillwater ADRs represent.

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

Sibanye-Stillwater Form 20-F 2018	358

ADDITIONAL INFORMATION continued

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

Sibanye-Stillwater Form 20-F 2018	359

ADDITIONAL INFORMATION continued

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
US$5.00 (or less) per 100 Sibanye-Stillwater ADRs (or portion of 100 Sibanye-Stillwater ADRs)

Issuance of Sibanye-Stillwater ADRs, including issuances resulting from a distribution of ordinary shares or rights or other property or cancellation of Sibanye-Stillwater ADRs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADR (or portion thereof)	Any cash distribution pursuant to the Deposit Agreement
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and those ordinary shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by BNYM to Sibanye-Stillwater’s ADR holders
US$.05 (or less) per ADRs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on Sibanye-Stillwater’s share register to or from the name of BNYM or its agent when you deposit or withdraw ordinary shares
Expenses of BNYM	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars
Taxes and other governmental charges BNYM or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by BNYM or its agents for servicing the deposited securities	As necessary

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

Sibanye-Stillwater Form 20-F 2018	360

ADDITIONAL INFORMATION continued

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

Reclassifications, recapitalisations and mergers

If Sibanye-Stillwater	Then
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

collect dividends and distributions on the deposited securities, sell rights and other property offered to holders of deposited securities; and deliver ordinary shares and other deposited securities upon cancellation of Sibanye-Stillwater’s ADRs. At any time after four months after termination of the Deposit Agreement, BNYM may sell any remaining deposited securities by public or private sale. After that, BNYM will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement for the pro rata benefit of the Sibanye-Stillwater ADR holders that have not surrendered their Sibanye-Stillwater ADRs. It will not invest the money and has no liability for interest. BNYM’s only obligations will be to account for the money and cash. After termination, Sibanye-Stillwater’s only obligations will be with respect to indemnification of, and to pay specified amounts to, BNYM.

Limitations on obligations and liability

The Deposit Agreement expressly limits the obligations of Sibanye-Stillwater and BNYM. It also limits the liability of Sibanye-Stillwater and BNYM. Sibanye-Stillwater and BNYM:

are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

are not liable if either of them is prevented or delayed by law, any provision of the Sibanye-Stillwater by-laws or circumstances beyond their control from performing their obligations under the Deposit Agreement;

•	are not liable if either of them exercises or fails to exercise discretion permitted under the Deposit Agreement;
•	have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and
•

may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Sibanye-Stillwater ADR holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the Deposit Agreement, Sibanye-Stillwater and BNYM agree to indemnify each other under specified circumstances.

Sibanye-Stillwater Form 20-F 2018	361

ADDITIONAL INFORMATION continued

Requirements for depositary actions

Before BNYM will deliver or register the transfer of a Sibanye-Stillwater ADR, make a distribution on a Sibanye-Stillwater ADR, or permit withdrawal of ordinary shares, BNYM may require:

•	production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Sibanye-Stillwater ADRs upon withdrawal, and of the genuineness of any signature; and
•	compliance with regulations BNYM may establish, consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfer of Sibanye-Stillwater ADRs generally when the transfer books of BNYM are closed or at any time if BNYM or Sibanye-Stillwater thinks it advisable to do so.

Your right to receive the ordinary shares underlying your ADRs

You have the right to cancel your Sibanye-Stillwater ADRs and withdraw the underlying ordinary shares at any time, except:

•

due to temporary delays caused by BNYM or Sibanye-Stillwater closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders’ meeting, or Sibanye-Stillwater paying dividends;

•	when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or
•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sibanye-Stillwater ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Pre-release of Sibanye-Stillwater ADRs

In certain circumstances, subject to the provisions of the Deposit Agreement, BNYM may deliver Sibanye-Stillwater ADRs before deposit of the underlying ordinary shares. This is called a pre-release of Sibanye-Stillwater ADRs. BNYM may also deliver ordinary shares prior to the receipt and cancellation of pre-released Sibanye-Stillwater ADRs (even if those Sibanye-Stillwater ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to BNYM. BNYM may receive Sibanye-Stillwater ADRs instead of ordinary shares to close out a pre-release. BNYM may pre-release Sibanye-Stillwater ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to BNYM in writing that it or its customer owns the ordinary shares or Sibanye-Stillwater ADRs to be deposited; (2) the pre-release must be fully collateralised with cash or collateral that BNYM considers appropriate; and (3) BNYM must be able to close out the pre-release on not more than five business days’ notice. The pre-release will be subject to whatever indemnities and credit regulations BNYM considers appropriate. In addition, BNYM will limit the number of Sibanye-Stillwater ADRs that may be outstanding at any time as a result of pre-release.

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

Shareholder communications; inspection of register of holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that Sibanye-Stillwater makes generally available to holders of deposited securities. The Depositary will send you copies of those communications if Sibanye-Stillwater asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Governing law

The Deposit Agreement is governed by the law of the State of New York.

Sibanye-Stillwater Form 20-F 2018	362

ADDITIONAL INFORMATION continued

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

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to South African Exchange Control Regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADRs of Sibanye-Stillwater.

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Sibanye-Stillwater, provided the share certificates held by non-resident Sibanye-Stillwater shareholders have been endorsed with the words “non-resident”.

Under South African Exchange Control Regulations, the ordinary shares and ADRs representing ordinary shares of Sibanye-Stillwater are freely transferable outside South Africa between persons who are not residents of the CMA, provided such transfer is reported to the SARB and, where new share certificates are issued, such certificates are endorsed with the words “non-resident”. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye-Stillwater who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialised.

TAXATION

Certain South African tax considerations

The discussion in this section sets out the material South African tax consequences of the purchase, ownership and disposition of Sibanye-Stillwater’s ordinary shares or ADSs under current South African law. Changes in the law may alter the tax treatment of Sibanye-Stillwater’s ordinary shares or ADSs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Sibanye-Stillwater’s ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of, or who do not carry on business in, South Africa and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States and South African tax law, a United States resident that owns Sibanye-Stillwater ADSs will be treated as the owner of the Sibanye-Stillwater ordinary shares represented by such ADSs. Sibanye-Stillwater recommends that you consult your own tax adviser about the consequences of holding Sibanye-Stillwater’s ordinary shares or ADSs, as applicable, in your particular situation.

Withholding tax on dividends

It should be noted that the withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from 1 April 2012 and the percentage was increased on 22 February 2017 from 15% to 20%. Generally, under the terms of the double tax treaty entered into between South Africa and the United States (the Treaty) the withholding tax on dividends may be reduced to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases, provided certain requirements in terms of the Treaty are met. The reduction of the rate of the withholding tax on dividends in terms of the Treaty is subject to the beneficial owner of the dividends making certain declarations and undertakings and providing same to the company or regulated intermediary making payment of the dividend.

Income tax and capital gains tax

Non-resident holders of ordinary shares or ADSs should not be subject to capital gains tax in South Africa with respect to the disposal of those ordinary shares or ADSs unless (i) that non-resident shareholder holds 20% or more of the equity shares in a company that derives 80% or more of its value from immovable property, which includes mining and prospecting rights, situated in South Africa; or (ii) the shares are effectively connected with a permanent establishment of that non-resident shareholder in South Africa.

As Sibanye-Stillwater operates in the mining sector, it is highly probable that 80% or more of the market value of the ordinary shares or ADSs are directly or indirectly derived from immovable property located in South Africa. Where the non-resident shareholder is subject to capital gains tax in South Africa as envisaged above and disposes of the shares, the purchaser of the ordinary shares or ADSs will be obliged to withhold a percentage (between 7.5% and 10%, depending on the nature of the seller) of the purchase consideration for the ordinary shares or ADSs payable to the non-resident shareholders and pay such amount over to the South African Revenue Service within 14 days where the purchaser is a South African resident or within 28 days where the purchaser is a non-resident. The taxing right of the capital gain could, however, be awarded to the specific jurisdiction of the seller (and not South Africa) depending on the wording and application of the applicable Double Taxation Treaty.

Sibanye-Stillwater Form 20-F 2018	363

ADDITIONAL INFORMATION continued

Securities transfer tax

No Securities Transfer Tax (STT) is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% upon the transfer of every security issued by a company or a close corporation incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

A “transfer” is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership of such security is not regarded as a transfer.

In respect of the transfer of a listed security, STT is levied on the amount of the consideration for that security declared by the person who acquires that security, or if no amount of consideration is declared, or if the amount so declared is less than the lowest price of the security, the closing price of that security. With regard to the transfer of an unlisted security, STT is levied on the greater of the consideration given for the acquisition of the security or the market value of an unlisted security. In the case of a transfer of a listed security, either the member, the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid by the 14th day of the month following the transfer.

Interest withholding tax

Interest withholding tax has been introduced into the South African tax regime with effect from 1 March 2015. Although not specifically applicable to non-resident shareholders or non-resident ADS holders, interest withholding tax will be levied at a rate of 15% on any interest paid for the benefit of any foreign person to the extent that the interest is regarded as being from a source within South Africa. There is, however, a specific exemption from interest withholding tax on any interest incurred on a listed debt (i.e. debt listed on a recognised exchange). In addition, where interest withholding tax is levied, such interest withholding tax may be reduced by the applicable Double Taxation Treaty.

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

•	current US Internal Revenue Service (the IRS) practice and applicable US court decisions; and
•	the income tax treaty between the United States and South Africa (the Treaty) all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

This summary is of a general nature and does not address all US federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly, indirectly, or by attribution) 5% or more of Sibanye-Stillwater’s stock (by vote or value);
•	financial institutions;
•	insurance companies;
•	investors liable for the alternative minimum tax or the net investment income tax;
•	individual retirement accounts and other tax-deferred accounts;
•	tax-exempt organisations;
•	dealers in securities or currencies;
•	investors that hold ordinary shares or ADRs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes;

Sibanye-Stillwater Form 20-F 2018	364

ADDITIONAL INFORMATION continued

•	investors required to take certain amounts into income no later than the time such amounts are reflected on an applicable financial statement;
•	persons that have ceased to be US citizens or lawful permanent residents of the United States;
•	investors that hold ordinary shares or ADRs in connection with a trade or business conducted outside the United States;
•	US citizens or lawful permanent residents living abroad; or
•	investors whose functional currency is not the US dollar.

Sibanye-Stillwater does not believe that it should be treated as, and does not expect to become, a passive foreign investment company (PFIC) for US federal income tax purposes, but Sibanye-Stillwater’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye-Stillwater were to be treated as a PFIC, US Holders of ordinary shares or ADRs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADRs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye-Stillwater would not be eligible for the reduced rate of tax described below under “Taxation of Dividends”. The remainder of this discussion assumes that Sibanye-Stillwater is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

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

Taxation of dividends

Distributions paid out of Sibanye-Stillwater’s current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any South African withholding tax paid by Sibanye-Stillwater with respect thereto, will generally be taxable to you as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Sibanye-Stillwater’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from us.

Dividends paid by Sibanye-Stillwater generally will be taxable to non-corporate US Holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Sibanye-Stillwater qualifies for the benefits of the Treaty, or (ii) with respect to dividends paid on the ADRs, the ADRs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares or ADRs for more than 60 days during the 121‑day period beginning 60 days before the ex-dividend date.

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

Effect of South African withholding taxes

As discussed above in Taxation—Certain South African Tax Considerations—Withholding Tax on Dividends, under current law, South Africa imposes a withholding tax of 20% on dividends paid by Sibanye-Stillwater to non-resident shareholders. A US Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Sibanye-Stillwater.

US Holders that receive payments subject to this withholding tax will be treated, for US federal income tax purposes, as having received the amount of South African taxes withheld by Sibanye-Stillwater, and as then having paid over the withheld taxes to the South African taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Holder from Sibanye-Stillwater with respect to the payment.

The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.

Sibanye-Stillwater Form 20-F 2018	365

ADDITIONAL INFORMATION continued

Taxation of a sale or other disposition

Upon a sale or other disposition of ordinary shares or ADRs, other than an exchange of ADRs for ordinary shares and vice versa, you will generally recognise US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADRs. Your tax basis in an ordinary share or ADR will generally be its US dollar cost. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADRs exceeds one year. However, regardless of your actual holding period, any loss may be treated as long-term capital loss to the extent you receive a dividend that qualifies for the reduced rate described above under —Taxation of Dividends and also exceeds 10% of your basis in the ordinary shares. The deductibility of capital losses is subject to significant limitations.

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

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under Taxation—Certain South African Tax Considerations—Securities Transfer Tax above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes.

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

Foreign financial asset reporting

US taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value that exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year may be required to file an information report with respect to such assets with their tax returns. Sibanye-Stillwater’s ordinary shares and ADRs are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). You should consult your tax adviser regarding the application of the rules relating to foreign financial asset reporting.

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

The above information may also be obtained at the registered office of Sibanye-Stillwater.

Subsidiary information

Not applicable.

REFINING AND MARKETING

Sibanye-Stillwater has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye-Stillwater’s South African-produced gold. Rand Refinery is a private company in which Sibanye-Stillwater holds a 44.4% interest, with the remaining interests held by other South African gold producers. Since 1 October 2004, up to the Spin-off date, Gold Fields’ treasury department arranged the sale of all the gold production from Sibanye-Stillwater’s operations. As from the Spin-off, Rand Refinery advises Sibanye-Stillwater’s department of treasury (Treasury) on a daily basis of the amount of gold available for sale. Treasury, then sells the gold at a price benchmarked against the London afternoon fixing price. Two business days after the sale of gold, Sibanye-Stillwater deposits an amount in US dollars equal to the value of the gold at the London afternoon fixing price into Rand Refinery’s nominated US dollar account. Rand Refinery deducts refining charges payable by Sibanye-Stillwater relating to such amount of gold and deposits the balance of the proceeds into the nominated US dollar account of Sibanye-Stillwater.

Under the terms of the US PGM operations’ agreements with Johnson Matthey, the US PGM operations utilise Johnson Matthey for all of its precious metals refining services. In addition, with the exception of platinum sales commitments to Tiffany & Co., all of the US PGM operations’ current mined palladium and platinum is committed for sale to Johnson Matthey.

This significant concentration of business with Johnson Matthey could leave the US PGM operations without precious metal refining services

Sibanye-Stillwater Form 20-F 2018	366

ADDITIONAL INFORMATION continued

should Johnson Matthey experience significant financial or operating difficulties during the contract period. Under such circumstances, it is not clear that sufficient alternate processing capacity would be available to cover the US PGM operations’ requirements, nor that the terms of any such alternate processing arrangements as might be available would be financially acceptable to the US PGM operations. Any such disruption in refining services could have a negative effect on the US PGM operations’ ability to generate revenues, profits, and cash flows.

For a discussion of recent changes to the SA PGM operations’ processing arrangement, see Integrated Annual Report—Perspective from the Chair.

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

The NYSE Listing Standards require that the non-management directors of US-listed companies meet at regularly scheduled executive sessions without management. The JSE Listing Requirements do not require such meetings of listed company non-executive directors. Sibanye-Stillwater’s non-management directors meet regularly without management.

The NYSE Listing Standards require US-listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements do not require the appointment of such a committee. Sibanye-Stillwater has a Nominating and Governance Committee, which is currently comprised of six non-executive directors, all of whom are independent under the JSE Listings Requirements and NYSE Listing Standards. The Nominating and Governance Committee is chaired by the Chairman of the Sibanye-Stillwater Board.

The NYSE Listing Standards require US-listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements merely require the appointment of such a committee. Sibanye-Stillwater has appointed a Remuneration Committee, currently comprised of six Board members, all of whom are independent under the JSE Listings Requirements.

The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The Companies Act requires that the Audit Committee be approved by shareholders on an annual basis at a company’s annual general meeting. The Companies Act and the JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye-Stillwater has appointed an Audit Committee, currently comprised of six Board members, all of whom are independent non-executive, as defined under the Companies Act and the JSE Listings Requirements. One of these non-executive directors is also a non-executive director of Gold Fields, the former parent of Sibanye-Stillwater; however, Sibanye-Stillwater believes he satisfies the requirements of Rule 10A-3 under the Exchange Act and applicable NYSE Listing Standards.

The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee. Sibanye-Stillwater has appointed a Social and Ethics Committee, comprising independent non-executive directors.

Sibanye-Stillwater Form 20-F 2018	367

CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Sibanye-Stillwater has carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO of Sibanye-Stillwater, of the effectiveness of the design and operation of Sibanye-Stillwater’s disclosure controls and procedures (as defined in Exchange Act Rule 13a 15(e)) as of the end of the period covered by this annual report.

The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act are recorded, processed, summarised and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based upon that evaluation, Sibanye-Stillwater’s CEO and CFO concluded that, as of 31 December 2018, Sibanye-Stillwater’s disclosure controls and procedures were not effective as described in item 15(b).

The material weaknesses resulted from an ineffective risk assessment process in respect of deferred taxes in the US PGM operations and an ineffective exchange of information and communication between certain functional areas within the Corporate office and with the US tax department, in respect of deferred taxes and certain period end closing entries.

These deficiencies did not result in a material misstatement as the identified errors were adjusted prior to the release of our:

•	condensed consolidated preliminary financial statements for the year ended and as of 31 December 2018 distributed to shareholders on 21 February 2019 as required by JSE Listings Requirements;
•	Annual Financial Report for the year ended and as of 31 December 2018 and distributed to shareholders on 29 March 2019 as required by JSE Listings Requirements; and
•	consolidated financial statements in the Annual Report on Form 20-F.

The changes to US local, state and federal taxes, and the impact on deferred taxes were identified by management.  Notwithstanding such material weaknesses in internal control over financial reporting, our management, including our CEO and CFO, has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Annual Report, in conformity with International Financial Reporting Standards as issued by the IASB.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Sibanye-Stillwater’s management, under the supervision and with the participation of our CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of 31 December 2018. In making this assessment, Sibanye-Stillwater’s management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Sibanye-Stillwater’s management identified the following control deficiencies:

•

The Company did not conduct an effective risk assessment, on one of its US PGM operations consolidation reporting packs, to assess the impact of changes in US tax regulations on US deferred tax and related internal controls that were responsive to risks of misstatement.

•

The Company did not have an effective exchange of information and communication process to ensure that relevant and reliable information was communicated on a timely basis such that certain process and control owners could perform their financial reporting and

Sibanye-Stillwater Form 20-F 2018	368

CONTROLS AND PROCEDURES continued

control responsibilities appropriately, specifically relating to (1) the recognition, measurement and disclosure of US deferred taxes associated with consolidation entries in one of the US PGM operations consolidation reporting packs and (2) the recognition and measurement of certain period end closing entries related to cash and cash equivalents, trade receivables, trade and other payables and short-term borrowing facilities.

These deficiencies resulted in a material misstatement in respect of US deferred taxes in the initial consolidated financial information, that was adjusted prior to the release of our:

•	condensed consolidated preliminary financial statements for the year ended and as of 31 December 2018 distributed to shareholders on 21 February 2019 as required by JSE Listings Requirements;
•	Annual Financial Report for the year ended and as of 31 December 2018 and distributed to shareholders on 29 March 2019 as required by JSE Listings Requirements; and
•	consolidated financial statements in the Annual Report on Form 20-F.

The deficiencies created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and therefore management concluded that these deficiencies represent material weaknesses in the Company’s internal control over financial reporting in the current fiscal year and our internal control over financial reporting is not effective as of 31 December 2018.

(c)	Attestation Report of the Registered Public Accounting Firm

See Annual Financial Report—Accountability—Report of independent registered public accounting firm.

(d)	Changes in Internal Control Over Financial Reporting

Except for the remediation of the material weaknesses discussed above, there has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation

Management has implemented and plans to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated.

In Quarter 1 2019, management has re-performed its risk assessment procedures relating to US taxes, and implemented a new formal communication process and control relating to deferred tax for the US PGM operations consolidation reporting pack. This control was tested in Quarter 1 2019 and management has concluded, through this testing, that this control is operating effectively.

Management is in the process of remediating the information and communication deficiency relating to the closing entries.

Sibanye-Stillwater Form 20-F 2018	369

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On 26 September 2018, Ernst & Young Inc. (EY) was appointed by the Sibanye-Stillwater board of directors as the Sibanye-Stillwater Group’s principal accountants for the financial year ending 31 December 2019 (subject to shareholder approval), after a formal tender process to appoint a new independent registered public accounting firm. KPMG, Inc. (KPMG) will resign as principal accountants of Sibanye-Stillwater on conclusion of its responsibilities relating to the 31 December 2018 financial year audit, which is expected to conclude during April 2019.

The audit reports of KPMG on the consolidated financial statements of Sibanye-Stillwater and its subsidiaries as of and for the fiscal years ended 31 December 2018, 2017 and 2016 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report of KPMG on the effectiveness of internal control over financial reporting as of 31 December 2018 contained an adverse opinion due to reported material weaknesses.

During the Group’s fiscal years ended 31 December 2018, 2017 and 2016, there were (i) no disagreements between Sibanye-Stillwater and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its audit reports as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto); and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F, except that KPMG reported to Sibanye-Stillwater the following material weaknesses: an ineffective risk assessment process in respect of deferred taxes in the US Operations and an ineffective exchange of information and communication between certain functional areas within the Corporate office and with the US tax department, in respect of deferred taxes and certain period end closing entries.

Sibanye-Stillwater has requested KPMG to provide it with a letter addressed to the Securities and Exchange Commission stating whether KPMG agrees with the statements contained above. A copy of the letter from KPMG, dated 8 April 2019, to the Securities and Exchange Commission is filed as an exhibit, see “Exhibit 15.1 Letter from KPMG Inc. to the Securities and Exchange Commission regarding a change in certifying accountant” of this Annual Report on Form 20-F for more information hereto.

Sibanye-Stillwater Form 20-F 2018	370

EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Memorandum of Incorporation of Sibanye-Stillwater.[1]
1.2	Amended Memorandum of Incorporation of Sibanye-Stillwater.
2.1	Form of Deposit Agreement among Sibanye-Stillwater, BNYM, as depositary, and the owners and beneficial owners from time to time of ADRs.[2]
2.2	Form of ADR.[2]
2.3	The Sibanye 2013 Share Plan, adopted 21 November 2012.[1]
2.4	Trust Deed among Orogen, as issuer; Gold Fields, GFIMSA, GFO and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the Notes.[1]
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

4.8	Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 August 2013.[3]
4.9	Addendum to the Cession and Pledge in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 10 December 2013.[3]
4.10	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 August 2013.[3]
4.11	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 22 October 2013.[3]
4.12	Cession in Security by Sibanye Gold Limited (as Pledgor) in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), dated 15 August 2014.[4]
4.13	Notorial General Bond by Sibanye Gold Limited in favor of Opiconsivia Trading 305 Proprietary Limited (as Debt Guarantor), registered 24 October 2013.[3]
4.14	Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 20 August 2013.[3]
4.15	First Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 26 September 2013.[3]
4.16	Second Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 17 February 2014.[3]
4.17	Third Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 24 March 2014.[3]
4.18	Fourth Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 30 April 2014.[4]
4.19	Fifth Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 6 May 2014.[4]
4.20	Sixth Addendum to the Merger Agreement between Sibanye-Stillwater, Gold One International Limited, and Newshelf 1114 Proprietary Limited dated 15 May 2014.[4]

Sibanye-Stillwater Form 20-F 2018	371

EXHIBITS continued

No.	Exhibit
4.21	Indemnity Agreement among Orogen, Gold Fields, GFO, GFH and Sibanye-Stillwater, in respect of Sibanye-Stillwater’s obligations under the Notes, dated 20 December 2012.[1]
4.22	Cession in Security Agreement among Sibanye-Stillwater, ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank and JP Morgan Chase Bank, N.A., Johannesburg Branch, dated 20 December 2012.[1]
4.23	Agreement between Neal Froneman and Sibanye-Stillwater, dated 7 December 2012.[1]
4.24	Agreement between Charl Keyter and Sibanye-Stillwater, dated 7 December 2012.[1]
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
4.35

Revolving Credit Facility Agreement between ABSA Bank Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch, FirstRand Bank Limited (acting through its Rand Merchant Bank Division), Nedbank Limited, The Standard Bank of South Africa Limited and Sibanye-Stillwater, dated 15 November 2016.[6]

4.36

Amended and Restatement Agreement relating to a ZAR6,000,000,000 Revolving Facility Agreement between ABSA Bank Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch, FirstRand Bank Limited (acting through its Rand Merchant Bank Division), Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division) and Sibanye-Stillwater, dated 24 August 2018.

4.37

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

4.38	Merger Agreement between Sibanye-Stillwater, Thor US Holdco Inc., Thor Mergeco Inc. and Stillwater Mining Company, dated 9 December 2016.[6]
4.39

Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 27 June 2017.[7]

4.40

First Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 23 January 2019.

4.41

Trust Deed, with respect to USD 450,000,000 1.875% Guaranteed Convertible Bonds due 2023, among Sibanye Gold Limited, as issuer, Stillwater Mining Company and Kroondal Operations Proprietary Limited, as guarantors, and BNY Mellon Corporate Trustee Services Limited, as Trustee, dated 26 September 2018.[7]

4.42

Supplemental Trust Deed, with respect to USD 450,000,000 1.875% Guaranteed Convertible Bonds due 2023, among Sibanye Gold Limited, as issuer, Stillwater Mining Company and Kroondal Operations Proprietary Limited, as guarantors, and BNY Mellon Corporate Trustee Services Limited, as Trustee, dated 28 March 2018.[7]

4.43	Co-operation Agreement between Sibanye and Lonmin plc, dated 14 December 2017.[7]
4.44

Revolving Facility Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Limited and HSBC Bank PLC, dated 6 April 2018.

4.45

Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company as successor in title to Bank of America Merrill Lynch International Limited, acting as Agent, dated 15 January 2019.

Sibanye-Stillwater Form 20-F 2018	372

EXHIBITS continued

No.	Exhibit
4.46

Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company, as Agent, dated 25 February 2019.

4.47	Precious Metals Purchase Agreement between Wheaton Precious Metals International Ltd. and Sibanye Gold Limited, dated 16 July 2018.[8]
8.1	List of subsidiaries of the registrant.
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15.1	Letter from KPMG Inc. to the Securities and Exchange Commission regarding a change in certifying accountant.
16	Mine Safety Disclosures.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

8 Confidential portions of this exhibit have been omitted.

Sibanye-Stillwater Form 20-F 2018	373

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SIBANYE GOLD LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	8 April 2019

Sibanye-Stillwater Form 20-F 2018	374